FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

    For the month of February, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – 2020 Annual Accounts
2
•Account Auditor's Report, Annual Financial Statements and Management Report of Telefónica, S.A., all for the Fiscal Year 2020.
•Account Auditor's Report, Annual Financial Statements and Management Report of the Consolidated Group of Companies, all for the Fiscal Year 2020.

Telefónica, S.A.

Auditor´s report
Annual accounts at December 31, 2020
Management report

pwc

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor´s report on the annual accounts

To the shareholders of Telefónica, S.A.:

Report on the annual accounts

Opinion

We have audited the annual accounts of Telefónica, S.A. (the Company), which comprise the balance sheet as at December 31, 2020, the income statement, statement of changes in equity, cash flow statement and related notes for the year then ended.

In our opinion, the accompanying annual accounts present fairly, in all material respects, the equity and financial position of the Company as at December 31, 2020, as well as its financial performance and cash flows for the year then ended, in accordance with the applicable financial reporting framework (as identified in note 2.a of the notes to the annual accounts), and, in particular, with the accounting principles and criteria included therein.

Basis for opinion

We conducted our audit in accordance the legislation governing the audit practice in force in Spain. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the annual accounts section of our report.

We are independent of the Company in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the annual accounts in Spain, in accordance with the legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, nor have situations or circumstances arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts of the current period. These matters were addressed in the context of our audit of the annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Telefónica, S.A.

Key audit matters	How our audit addressed the key audit matter
Measurement of investments in Group companies A relevant part of Telefónica, S.A.'s assets consist of equity investments in Group companies. As described in note 8, non-current investments in Group companies and associates (equity instruments) amount to €58,754 million at 31 December 2020. To assess if there is an impairment in the investments in Group companies, management conducts an impairment test at least annually or more frequently if events or circumstances indicate the carrying value might not be fully recoverable. Management determine the recoverable amount at the lower of the fair value less costs to sell and the value in use to which the investment relates. As described in notes 4.c) and 8.2, when the recoverable amount is determined by calculating the present value of future cash flows from the investments, management refers to the strategic plans approved by the Board of Directors. Management´s cash flows projections involved significant judgements when considering key assumptions such as long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Telefónica Group operates. This judgement is accentuated due to the uncertainty of the evolution of the businesses caused by COVID-19 crisis and the estimation of its effects in Management's cash flow projections. Regarding the investment that the company maintains in Telefonica O2 Holding Ltd., considering the agreement reached to merge their operating businesses of O2 Holdings Ltd. and Virgin Media UK in the United Kingdom, the management has sought support from an independent expert to determine the recoverable amount on this investment. As described in note 8.2, a reversal of impairment provision of €10,956 million has been recognised in the income statement for the year.	We have performed audit procedures, assisted by our valuation experts, on the process followed by the directors and management to determine the recoverable amount, fair value less cost to sell or value in use of investments in Group companies, including: • Understanding of the control environment, assessment and verification of the relevant controls over the Telefónica Group's process for calculating the present value of future cash flows from investments in Group companies. • Verification of the consistency of the data used to calculate the present value of future cash flows with respect to the strategic plans approved by the Board of Directors. • Analysis of the degree of fulfilment at the year end of the latest 2020 forecast. • Assessment of the key assumptions employed to determine the recoverable amount, testing reasonableness and consistency based on a comparison with market information and industry data. • In relation with the investment in Telefonica O2 Holding Ltd., obtaining the management's expert report and evaluation of its reasonableness. • Evaluation of the adequacy of the disclosures included in the consolidated annual accounts in accordance with the applicable legislation. Based on the procedures performed, we consider management's assessment to be reasonable and its conclusions on the value of investments in Group companies are consistent with the information contained in the accompanying annual accounts.

2

Telefónica, S.A.

Key audit matters	How our audit addressed the key audit matter
We identify this as a key audit matter due to the significant judgements made my management when estimating the key assumptions that supports the recoverable amount of the investments in Group companies which in turn led to a high degree of auditor judgement and audit effort in evaluating these assumptions.	

Other information: Management report

Other information comprises only the management report for the 2020 financial year, the formulation of which is the responsibility of the Company´s directors and does not form an integral part of the annual accounts.

Our audit opinion on the annual accounts does not cover the management report. Our responsibility regarding the management report, in accordance with legislation governing the audit practice, is to:

a) Verify only that the statement of non-financial information and certain information included in the Annual Corporate Governance Report, as referred to in the Auditing Act, has been provided in the manner required by applicable legislation and, if not, we are obliged to disclose that fact.

b) Evaluate and report on the consistency between the rest of the information included in the management report and the annual accounts as a result of our knowledge of the Company obtained during the audit of the aforementioned financial statements, as well as to evaluate and report on whether the content and presentation of this part of the management report is in accordance with applicable regulations. If, based on the work we have performed, we conclude that material misstatements exist, we are required to report that fact.

On the basis of the work performed, as described above, we have verified that the information mentioned in section a) above has been provided in the manner required by applicable legislation and that the rest of the information contained in the management report is consistent with that contained in the annual accounts for the 2020 financial year, and its content and presentation are in accordance with applicable regulations.

The Company´s directors are responsible for the preparation of the accompanying annual accounts, such that they fairly present the equity, financial position and financial performance of Telefónica, S.A., in accordance with the financial reporting framework applicable to the entity in Spain, and for such internal control as the directors determine is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the Company´s directors are responsible for assessing the Company´s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

The audit committee is responsible for overseeing the process of preparation and presentation of the annual accounts.

Auditor's responsibilities for the audit of the annual accounts

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion.

3

Telefónica, S.A.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company´s internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Company´s directors.

- Conclude on the appropriateness of the directors´ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company´s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor´s report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor´s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Company´s audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Company´s audit committee with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate with the audit committee those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Company´s audit committee, we determine those matters that were of most significance in the audit of the annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor´s report unless law or regulation precludes public disclosure about the matter.

4

pwc

Telefónica, S.A.

Report on other legal and regulatory requirements

European single electronic format

We have examined the digital file of the European single electronic format (ESEF) of Telefónica, S.A. for the 2020 financial year that comprises an XHTML file of the annual accounts for the financial year, which will form part of the annual financial report.

The directors of Telefónica, S.A. are responsible for presenting the annual financial report for the 2020 financial year in accordance with the formatting requirements established in the Delegated Regulation (EU) 2019/815 of 17 December 2018 of the European Commission (hereinafter the ESEF Regulation).

Our responsibility is to examine the digital file prepared by the directors of the Company, in accordance with legislation governing the audit practice in Spain. This legislation requires that we plan and execute our audit procedures in order to verify whether the content of the annual accounts included in the aforementioned file completely agrees with that of the annual accounts that we have audited, and whether the format of these accounts has been effected, in all material respects, in accordance with the requirements established in the ESEF Regulation.

In our opinion, the digital file examined completely agrees with the audited annual accounts, and these are presented, in all material respects, in accordance with the requirements established in the ESEF Regulation.

Report to the audit and control committee

The opinion expressed in this report is consistent with the content of our additional report to the company's audit and control committee dated February 23, 2021.

Appointment period

The General Ordinary Shareholders' Meeting at its meeting held on 12 June 2020 appointed PricewaterhouseCoopers Auditores, S.L. as auditors of the Group for a period of one year, for the year ended 31 December 2020.

Previously, we were appointed by resolution of the General Ordinary Shareholders' Meeting for a period of three years and we have audited the accounts continuously since the year ended 31 December 2017.

Services provided

Services provided to the Company for services other than the audit of the accounts are described in note 20.g) of the accompanying annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

Virginia Arce Peralta (16096)

February 25, 2021

5

Financial Statements 2020

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	2

Financial Statements 2020
Telefónica, S.A.
Balance sheet at December 31

Millions of euros
ASSETS	Notes	2020	2019
NON-CURRENT ASSETS		66,866	76,554
Intangible assets	5	20	24
Software		8	9
Other intangible assets		12	15
Property, plant and equipment	6	145	136
Land and buildings		92	86
Plant and other property, plant and equipment items		50	46
Property, plant and equipment under construction and prepayments		3	4
Investment property	7	318	332
Land		100	100
Buildings		218	232
Non-current investments in Group companies and associates	8	59,368	70,130
Equity instruments		58,754	69,267
Loans to Group companies and associates		590	831
Other financial assets		24	32
Financial investments	9	4,900	3,871
Equity instruments		320	314
Derivatives	16	3,474	3,145
Other financial assets	9	1,106	412
Deferred tax assets	17	2,115	2,061
CURRENT ASSETS		15,369	9,501
Net assets held for sale	8	268	291
Trade and other receivables	10	282	336
Current investments in Group companies and associates	8	9,608	2,853
Loans to Group companies and associates		9,550	2,777
Derivatives	16	19	61
Other financial assets		39	15
Investments	9	2,167	2,373
Loans to companies		1,014	1,149
Derivatives	16	1,149	1,218
Other financial assets		4	6
Current deferred expenses		14	11
Cash and cash equivalents		3,030	3,637
TOTAL ASSETS		82,235	86,055
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	3

Financial Statements 2020

Millions of euros
EQUITY AND LIABILITIES	Notes	2020	2019
EQUITY		22,948	24,821
CAPITAL AND RESERVES		23,563	25,145
Share capital	11	5,526	5,192
Share premium	11	4,538	4,538
Reserves	11	15,660	10,441
Legal & Statutory		1,101	1,106
Other reserves		14,559	9,335
Treasury shares and own equity instruments	11	(476)	(766)
Profit (Loss) for the year	3	(1,685)	5,740
UNREALIZED GAINS (LOSSES) RESERVE	11	(615)	(324)
Available-for-sale financial assets		(124)	(48)
Hedging instruments		(491)	(276)
NON-CURRENT LIABILITIES		45,563	45,438
Non-current provisions	18	705	653
Non-current borrowings	12	5,765	4,341
Bank borrowings	14	1,392	1,306
Derivatives	16	4,025	2,339
Other debts		348	696
Non-current borrowings from Group companies and associates	15	38,900	40,285
Deferred tax liabilities	17	151	143
Long term deferred revenues		42	16
CURRENT LIABILITIES		13,724	15,796
Current provisions	18	26	15
Current borrowings	12	1,206	903
Bonds and other marketable debt securities	13	269	75
Bank borrowings	14	318	364
Derivatives	16	578	457
Other financial liabilities	14	41	7
Current borrowings from Group companies and associates	15	12,263	14,551
Trade and other payables	18	217	307
Current deferred revenues		12	20
TOTAL EQUITY AND LIABILITIES		82,235	86,055
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	4

Financial Statements 2020
Telefónica, S.A.
Income statements for the years ended December 31

Millions of euros	Notes	2020	2019
Revenue	19	10,750	4,810
Rendering of services to Group companies and associates		455	475
Rendering of services to non-group companies		17	20
Dividends from Group companies and associates		10,257	4,242
Interest income on loans to Group companies and associates		21	73
Impairment and gains (losses) on disposal of financial instruments	8	(11,133)	2,444
Impairment losses and other losses		(10,956)	2,226
Gains (losses) on disposal and other gains and losses		(177)	218
Other operating income	19	57	45
Non-core and other current operating revenue - Group companies and associates		29	22
Non-core and other current operating revenue - non-group companies		28	23
Employees benefits expense	19	(204)	(245)
Wages, salaries and others		(197)	(209)
Social security costs		(7)	(36)
Other operational expense		(414)	(307)
External services - Group companies and associates	19	(83)	(107)
External services - non-group companies	19	(314)	(190)
Taxes other than income tax		(17)	(10)
Depreciation and amortization	5, 6 and 7	(27)	(29)
Gains (losses) on disposal of fixed assets		—	92
OPERATING PROFIT (LOSS)		(971)	6,810
Finance revenue	19	375	478
Finance costs	19	(1,971)	(2,209)
Exchange rate gains (losses)	19	601	43
NET FINANCIAL EXPENSE		(995)	(1,688)
PROFIT (LOSS) BEFORE TAX	21	(1,966)	5,122
Income tax	17	281	618
PROFIT (LOSS) FOR THE YEAR		(1,685)	5,740
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these income statements

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	5

Financial Statements 2020
Telefónica, S.A.
Statements of changes in equity for the years ended December 31

A) Statement of recognized income and expense
Millions of euros	Notes	2020	2019
Profit (Loss) for the period		(1,685)	5,740
Total income and expense recognized directly in equity	11	(818)	615
From valuation of available-for-sale financial assets		(76)	1
From cash flow hedges		(990)	818
Income tax impact		248	(204)
Total amounts transferred to income statement	11	527	(391)
From cash flow hedges		702	(521)
Income tax impact		(175)	130
TOTAL RECOGNIZED INCOME AND EXPENSE		(1,976)	5,964
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

B) Statements of total changes in equity for the years ended December 31
Millions of euros	Share capital	Share premium and Reserves	Treasury shares	Profit (Loss) for the year	Net unrealized gains (losses) reserve	Total
Balance at December 31, 2018	5,192	13,977	(686)	3,014	(548)	20,949
Total recognized income and expense	—	—	—	5,740	224	5,964
Transactions with shareholders and owners	—	(2,012)	(80)	—	—	(2,092)
Dividends paid (Note 11)	—	(2,046)	—	—	—	(2,046)
Other transactions with shareholders and owners	—	34	(80)	—	—	(46)
Appropriation of prior year profit (loss)	—	3,014	—	(3,014)	—	—
Balance at December 31, 2019	5,192	14,979	(766)	5,740	(324)	24,821
Total recognized income and expense	—	—	—	(1,685)	(291)	(1,976)
Transactions with shareholders and owners	334	(1,248)	290	—	—	(624)
Dividends paid (Note 11)	334	(1,048)	—	—	—	(714)
Other transactions with shareholders and owners	—	(200)	290	—	—	90
Other movements (Note 11)	—	727	—	—	—	727
Appropriation of prior year profit (loss)	—	5,740	—	(5,740)	—	—
Balance at December 31, 2020	5,526	20,198	(476)	(1,685)	(615)	22,948
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	6

Financial Statements 2020
Telefónica, S.A.
Cash flow statements for the years ended December 31

Millions of euros	Notes	2020	2019
A) CASH FLOWS FROM OPERATING ACTIVITIES		3,603	5,260
Profit (Loss) before tax		(1,966)	5,122
Adjustments to net results:		1,880	(5,090)
Depreciation and amortization	5, 6 and 7	27	29
Impairment of investments in Group companies and associates	8	10,956	(2,226)
Change in long term provisions		3	44
Gains on the sale of financial assets	8	177	(218)
Losses on disposal of fixed and intangible assets		—	(92)
Dividends from Group companies and associates	19	(10,257)	(4,242)
Interest income on loans to Group companies and associates	19	(21)	(73)
Net financial expense		995	1,688
Change in working capital		20	(70)
Trade and other receivables		23	(11)
Other current assets		17	(71)
Trade and other payables		(20)	12
Other cash flows from operating activities	21	3,669	5,298
Net interest paid		(614)	(1,547)
Dividends received and other		3,741	5,018
Income tax receipts		542	1,827
B) CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES	21	(880)	1,745
Payments on investments		(6,369)	(2,647)
Proceeds from disposals		5,489	4,392
C) CASH FLOWS USED IN FINANCING ACTIVITIES		(3,324)	(7,399)
Proceeds from equity instruments		283	13
(Payments)/Proceeds from financial liabilities	21	(2,549)	(5,257)
Debt issues		5,135	5,651
Repayment and redemption of debt		(7,684)	(10,908)
Acquisition of treasury shares		(234)	(99)
Dividends paid	21	(824)	(2,056)
D) NET FOREIGN EXCHANGE DIFFERENCE		(6)	20
E) NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(607)	(374)
Cash and cash equivalents at January 1		3,637	4,011
Cash and cash equivalents at December 31		3,030	3,637
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these cash flow statements.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	7

Financial Statements 2020
Telefónica, S.A.
Annual financial statements for the ended December 31, 2020

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	8

Financial Statements 2020
Note 1. Introduction and general information

Telefónica, S.A. (“Telefónica” or “the Company”) is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.
The Company’s registered office is at Gran Vía 28, Madrid (Spain) and its Employer Identification Number (CIF) is A-28/015865.
Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.
In keeping with the above, Telefónica is currently the parent company of a group that offers both fix and mobile telecommunications with the aim to turn the challenges of the new digital business into reality and being one of the most important players. The objective of the Telefónica Group is positioning as a Company with an active role in the digital business taking advantage of the opportunities of its size and industrial and strategic alliances.
The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	9

Financial Statements 2020
Note 2. Basis of presentation

a) True and fair view

These financial statements have been prepared from Telefónica, S.A.’s accounting records by the Company’s Directors in accordance with the accounting principles and standards contained in the Spanish GAAP in force approved by Royal Decree 1514/2007, on November 16 (PGC 2007), modified by Royal Decree 602/2016, dated December 2, 2016 and other prevailing legislation at the date of these financial statements, to give a true and fair view of the Company’s equity, financial position, results of operations and of the cash flows obtained and applied in 2020.
The accompanying financial statements for the year ended December 31, 2020 were prepared by the Company’s Board of Directors at its meeting on February 24, 2021 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.
The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company’s functional currency.
b) Comparison of information

In 2020 and 2019 there have not been significant transactions that should be taken into account in order to ensure the comparison of information included in the annual financial statements of both years.
c) Materiality

These financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the PGC 2007 conceptual framework.
d) Use of estimates

The financial statements have been prepared using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established on the basis of these estimates. The Company periodically reviews these estimates.

The crisis triggered by the COVID-19 pandemic has changed the macroeconomic scenario and has increased the uncertainties over the future economic prospects. It is a challenging situation in terms of forecasts elaboration. Despite the areas where significant assumptions are made have not changed, the impact of the pandemic has forced the need to increase the range of estimations in these areas. In addition, the economic effects produced by COVID-19 mainly depend on variables difficult to predict. As the pandemic process evolves in time, due to the scarce previous experience related to its economic and social consequences, an adjustment in the assumptions might be necessary.
A significant change in the facts and circumstances on which these estimates are based could have an impact on the Company’s results and financial position.
Key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.
Provisions for impairment of investments in Group companies and associates
Investments in group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount. In Note 8.2 it is assessed the impairment of these investments.
There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.
Deferred taxes
The Company assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in terms of tax within the legal framework the Company is subject to. The ability to recover these taxes depends ultimately on the Company’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	10

Financial Statements 2020
well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.
The appropriate valuation of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation, the outcome of ongoing tax proceedings or unforeseen future transactions that could affect tax balances. The information about deferred tax assets and unused tax credits for loss carryforwards, whose effect has been registered when necessary in balance, is included in Note 17.
e) COVID-19: Impact and response in Telefónica

The crisis triggered by the COVID-19 pandemic caused the greatest GDP fall of the last decades and, inevitably, it impacted the financial and operative performance of the subsidiaries of Telefónica, S.A in 2020 (see Note 8).
Revenues were affected by the reduction of the commercial activity, mainly in the second semester of the year, as lockdowns imposed across the Group's markets put unprecedented pressure to commercial activity. The decrease in revenues was partially mitigated by the measures taken to reduce costs and by lower churn rates. Furthermore, CapEx was reduced significantly.
The crisis contributed to the significant depreciation against the euro of the major currencies of the countries where the subsidiaries of the Company operate and it has impacted negatively in the estimated cash flows proceeds converted to euros used to evaluate the recoverability of the investments at year end. The figures used for the recoverability test are the latest strategic plans approved by the Board of Directors of Telefónica, S.A. which include the effect of the COVID-19 crisis in their businesses.

Throughout the crisis, in order to support the communities in which the Group operates, Telefónica implemented measures aimed at:
•Protecting the health and safety of its employees and customers.
•Providing critical infrastructure and technology services to governments and health authorities.
•Donating goods and services to hospitals and vulnerable customers.
•Making the Group's high-tech buildings available for public use (O2 Arena in London and O2 Tower in Munich).
•Providing customers with free mobile data and additional entertainment services at no extra cost.
•Accelerating payments to suppliers with liquidity problems and offering flexible payments terms.
•Maintaining the 2020 dividend for shareholders; with enhancing financial flexibility with a voluntary scrip dividend (see Note 11).
On the other hand, the governments of the different countries where the subsidiaries of Telefónica, S.A. operate established temporary regulatory measures that affected the telecommunications sector such as ban on suspending service due to debt and suspension of number portability operations.
In addition, in most countries Telefónica operators agreed with the governments to offer packages of minimum connectivity at a reduced or free price, along with free access to specific platforms (health, emergency services, education, information).
Telefónica's state-of-the-art networks enabled the Group to facilitate record growth in traffic driven by remote working and increased consumption of entertainment services while maintaining high levels of customer experience and service quality.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	11

Financial Statements 2020
Note 3. Proposed appropriation of net results

Telefónica, S.A. obtained 1,685 million euros of losses in 2020.
Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2020 net results for approval at the Shareholders’ Meeting:

Millions of euros
Proposed appropriation:
Loss for the year	(1,685)
Distribution to:
Unrestricted reserves	(1,685)

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	12

Financial Statements 2020
Note 4. Recognition and measurement accounting policies

As stated in Note 2, the Company’s financial statements have been prepared in accordance with the accounting principles and standards contained in the Código de Comercio, which are further developed in the Plan General de Contabilidad currently in force (PGC 2007), as well as any commercial regulation in force at the reporting date.
Accordingly, only the most significant accounting policies used in preparing the accompanying financial statements are set out below, in light of the nature of the Company’s activities as a holding.
a) Intangible assets

Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.
Intangible assets are amortized on a straight-line basis over their useful lives. The most significant items included in this caption are computer software licenses, which are generally amortized on a straight-line basis over three years.
b) Property, plant and equipment and investment property

Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment in value.
The Company depreciates its property, plant and equipment once the assets are in full working conditions using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3 - 25
Other plant or equipment, furniture and office equipment	10
Other items of property, plant and equipment	4 - 10
Investment property is measured and depreciated using the same criteria described for land and buildings for own use.

c) Impairment of non-current assets

Non-current assets are assessed at each reporting date for indicators of impairment. Where such indicators exist, or in the case of assets which are subject to an annual impairment test, the Company estimates the asset’s recoverable amount as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value, using a post-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the asset, whenever the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.
Telefónica bases the calculation of impairment on the business plans of the various companies approved by the Board of Directors’ of Telefónica, S.A. to which the assets are allocated. The projected cash flows, based on strategic business plans, cover a period of five years not including the present year when the analysis is calculated. Starting with the sixth year, an expected constant growth rate is applied.
d) Financial assets and liabilities
Financial investments
All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Company commits to purchase or sell the asset.
“Investments in group companies, joint ventures and associates” are classified into a category of the same name and are shown at cost less any impairment loss (see Note 4.c). Group companies are those over which the Company exercises control, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties. Telefónica assesses the existence of significant influence not only in terms of percentage ownership but also in qualitative terms such as presence on the board of directors, involvement in decision-making, the exchange of management personnel, and access to technical information.
Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest rate movements and which have not been included

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	13

Financial Statements 2020
in the other categories of financial assets defined in the PGC 2007 are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months.
Derivative financial instruments and hedge accounting
When Telefónica chooses not to apply hedge accounting criteria but economic hedging, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.
e) Revenue and expenses

Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.
A distribution of unrestricted reserves is considered as dividend distribution, and therefore, is registered as dividend revenue in the accounting of the receiving Company whenever the distributing company and/or any of its group's subsidiaries have gathered profits above the amount of equity distributed.
When the Company receives free-allotment rights, known as scrip dividends, that can be used to acquire new shares at no cost or be sold in the market or to the distributing company, it accounts for the concept as dividend revenue with a counterpart of account receivable on the distribution date.
The income obtained by the Company in dividends received from Group companies and associates, and from the interest accrued on loans and credits given to them, are included in revenue in compliance with the provisions of consultation No. 2 of BOICAC 79, published on September 30, 2009.
f) Related party transactions

In business merger or spin-off transactions involving the parent company and its direct or indirect subsidiary, as well as in the case of non-monetary contributions of businesses between Group companies and in the case of dividend distributions, when an exemption from preparing consolidated financial statements in accordance with the Standards on Preparing Consolidated Financial Statements (Spanish “NOFCAC”) applies, the assets and liabilities may be measured at their pre-transaction carrying amount in the individual financial statements, although there is also the option of using consolidated values in under IFRS as adopted by the European Union, provided that this consolidated information does not differ significantly from that obtained by applying NOFCAC. In addition, the Company may also opt to use the values resulting from a reconciliation to NOFCAC.
In the particular case of a contribution to a group company of the shares of another group company, the pre-transaction carrying amount in the standalone financial statements of the contributing company may be used, unless the net equity amount is higher, in which case this amount is used.
The change in value arising in the contributing company as a result of the above accounting treatment is recognised in reserves.
g) Financial guarantees

The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see Note 20.a). Where financial guarantees provided have a counter-guarantee on the Company’s balance sheet, the value of the counter-guarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.
Guarantees provided for which there is no item on the Company’s balance sheet acting as a counter-guarantee are initially measured at fair value which, unless there is evidence to the contrary, is the same as the premium received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:
i)The amount resulting from the application of the rules for measuring provisions and contingencies.
ii)The amount initially recognized less, when applicable, any amounts take to the income statement corresponding to accrued income.
h) Consolidated data

As required under prevailing legislation, the Company has prepared separate consolidated annual financial statements, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group’s consolidated financial statements for 2020 and 2019 are as follows:

Millions of euros
Item	2020	2019
Total assets	105,051	118,877
Equity:
Attributable to equity holders of the parent	11,235	17,118
Attributable to minority interests	7,025	8,332
Revenue from operations	43,076	48,422
Profit for the year:
Attributable to equity holders of the parent	1,582	1,142
Attributable to minority interests	375	522

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	14

Financial Statements 2020
Note 5. Intangible assets

The movements in the items composing intangible assets and the related accumulated amortization in 2020 and 2019 are as follows:

2020
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	259	7	(3)	(1)	262
Software	159	4	(1)	1	163
Other intangible assets	100	3	(2)	(2)	99
ACCUMULATED AMORTIZATION	(235)	(8)	1	—	(242)
Software	(150)	(6)	1	—	(155)
Other intangible assets	(85)	(2)	—	—	(87)
NET CARRYING AMOUNT	24	(1)	(2)	(1)	20

2019
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	248	11	—	0	259
Software	153	5	—	1	159
Other intangible assets	95	6	—	(1)	100
ACCUMULATED AMORTIZATION	(228)	(7)	—	—	(235)
Software	(145)	(5)	—	—	(150)
Other intangible assets	(83)	(2)	—	—	(85)
NET CARRYING AMOUNT	20	4	—	—	24

As of December 31, 2020 and 2019 commitments to acquire intangible assets amount to 0.5 and 0.4 million euros.
As of December 31, 2020 and 2019, the Company had 225 million euros and 220 million euros, respectively, of fully amortized intangible assets.

In December 2019 the Company disposed of trademarks in non-strategic markets with a net carrying value of 0.1 million euros. The "gain in disposal of assets" was 45 million euros, shown in 2019 income statement.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	15

Financial Statements 2020
Note 6. Property, plant and equipment

The movements in the items composing property, plant and equipment (PP&E) and the related accumulated depreciation in 2020 and 2019 are as follows:

2020
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	541	12	(7)	2	548
Land and buildings	198	4	—	1	203
Plant and other PP&E items	339	7	(7)	3	342
PP&E under construction and prepayments	4	1	—	(2)	3
ACCUMULATED DEPRECIATION	(405)	(10)	7	5	(403)
Buildings	(112)	(4)	—	5	(111)
Plant and other PP&E items	(293)	(6)	7	—	(292)
NET CARRYING AMOUNT	136	2	—	7	145

2019
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	564	7	(29)	(1)	541
Land and buildings	221	2	(25)	—	198
Plant and other PP&E items	337	5	(4)	1	339
PP&E under construction and prepayments	6	—	—	(2)	4
ACCUMULATED DEPRECIATION	(387)	(18)	—	—	(405)
Buildings	(98)	(14)	—	—	(112)
Plant and other PP&E items	(289)	(4)	—	—	(293)
NET CARRYING AMOUNT	177	(11)	(29)	(1)	136

Firm commitments to acquire property, plant and equipment at December 31, 2020 and 2019 amounted to 0.7 million euros and 2 million euros, respectively. At December 31, 2020 and 2019, the Company had 258 and 259 million euros, respectively, of fully depreciated items of property, plant and equipment.
Telefónica, S.A. has taken on insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.

“Property, plant and equipment” includes the net carrying amount of the land and buildings occupied by Telefónica, S.A. at its Distrito Telefónica headquarters, amounting to 65 and 68 million euros at 2020 and 2019 year-ends, respectively. It also includes the net carrying amount of the remaining assets in this site (mainly property, plant and equipment items) of 15 and 12 million euros at December 31, 2020 and 2019, respectively.
Disposals in 2019 referred to the sale of the land related to the building Diagonal 00, transaction that is disclosed in Note 7.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	16

Financial Statements 2020
Note 7. Investment properties

The movements in the items composing investment properties in 2020 and 2019 and the related accumulated depreciation are as follows:

2020
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	432	1	—	(1)	432
Land	100	—	—	—	100
Buildings	332	1	—	(1)	332
ACCUMULATED DEPRECIATION	(100)	(9)	—	(5)	(114)
Buildings	(100)	(9)	—	(5)	(114)
NET CARRYING AMOUNT	332	(8)	—	(6)	318

2019
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	523	—	(92)	1	432
Land	100	—	—	—	100
Buildings	423	—	(92)	1	332
ACCUMULATED DEPRECIATION	(119)	(4)	23	—	(100)
Buildings	(119)	(4)	23	—	(100)
NET CARRYING AMOUNT	404	(4)	(69)	1	332

“Investment properties” mainly includes in both 2020 and 2019 the value of land and buildings leased by Telefónica, S.A. to other Group companies at Distrito Telefónica, headquarters in Madrid.
In addition, until the sale of the building in May 2019, it was also included here the net carrying value of Diagonal 00, the headquarters in Barcelona. The transaction is included as Disposals in the chart of movements of 2019 and generated a profit of 47 million euros shown as "Gains on disposal of fixed assets" of the income statement. On the same date, the Company signed a 10-year contract to rent this same building. The compromised payments for this rent are included in Note 19.
In 2020, the Company has buildings with a total area of 327,920 square meters (323,979 square meters in 2019) leased to several Telefónica Group companies, equivalent to an occupancy rate of 93.94% of the buildings it has earmarked for lease (91.68% in 2019).
Total income from leased buildings in 2020 and 2019 (see Note 19.1.a) amounted to 43 million euros in both years.
Future minimum rentals receivable under non-cancellable leases are as follows:

	2020	2019
Millions of euros	Future minimum recoveries	Future minimum recoveries
Up to one year	38	39
Between two and five years	1	1
Total	39	40

The most significant lease contracts held with subsidiaries occupying Distrito Telefónica have been renewed in 2020 for a non-cancellable period of 12 months.
The main operating leases in which Telefónica, S.A. acts as lessee are described in Note 19.5.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	17

Financial Statements 2020
Note 8. Investments in group companies and associates

8.1. Detail and evolution of investment in group companies and associates:

2020
Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange rate impacts	Dividends	Net investment hedges	Closing balance	Fair value
Equity instruments (Net) (1)	69,267	(8,164)	(2,017)	—	—	(47)	(285)	58,754	96,059
Equity instruments (Cost)	93,267	2,792	(2,291)	(151)	—	(47)	(285)	93,285
Impairment losses	(24,000)	(10,956)	274	151	—	—	—	(34,531)
Loans to Group companies and associates	831	—	(241)	—	—	—	—	590	587
Other financial assets	32	12	—	(20)	—	—	—	24	24
Total non-current investment in Group companies and associates	70,130	(8,152)	(2,258)	(20)	—	(47)	(285)	59,368	96,670
Loans to Group companies and associates	2,777	9,702	(2,934)	—	5	—	—	9,550	9,550
Derivatives	61	—	(42)	—	—	—	—	19	19
Other financial assets	15	10	(6)	20	—	—	—	39	39
Total current investments in Group companies and associates	2,853	9,712	(2,982)	20	5	—	—	9,608	9,608
(1) Fair value at December 31, 2020 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities business plans.

2019
Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Net investment hedges	Closing balance	Fair value
Equity instruments (Net) (1)	66,530	410	2,226	416	—	(520)	205	69,267	122,759
Equity instruments (Cost)	92,809	410	(53)	416	—	(520)	205	93,267
Impairment losses	(26,279)	—	2,279	—	—	—	—	(24,000)
Loans to Group companies and associates	1,503	73	(36)	(749)	40	—	—	831	812
Other financial assets	7	25	—	—	—	—	—	32	32
Total non-current investment in Group companies and associates	68,040	508	2,190	(333)	40	(520)	205	70,130	123,603
Loans to Group companies and associates	4,473	3,772	(5,442)	—	(26)	—	—	2,777	2,651
Derivatives	8	61	(8)	—	—	—	—	61	61
Other financial assets	29	5	(19)	—	—	—	—	15	15
Total current investments in Group companies and associates	4,510	3,838	(5,469)	—	(26)	—	—	2,853	2,727
(1) Fair value at December 31, 2019 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities business plans.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	18

Financial Statements 2020
The most significant transactions occurred in 2020 and 2019 as well as their accounting impacts are described below:
2020
In November 2019 the Board of Directors of Telefónica, S.A. designed a scheme for a reorganization of the Group's operations in Latin America. Subsequently, Telefónica Hispanoamérica, S.A.U. (previously Latin American Cellular Holdings, S.L.U.) has obtained direct and indirect ownership in the Group's operators in Chile, Colombia, Ecuador, México, Perú, Venezuela and Uruguay. Telefónica, S.A. is its sole shareholder.
On March 31, 2020 Telefónica, S.A. and Telefónica Latinoamérica Holding, S.L.U. agreed to a capital increase in Telefónica Hispanoamérica, S.A.U. ("T.Hispam"). The share capital increased by 473 million euros and was fully subscribed by Telefónica, S.A. and paid with an in-kind contribution of 3,000 shares of Telefónica Chile Holdings, S.L.U. Telefónica, S.A. has registered the new investment amounting to 1,209 million euros equivalent to the equity value of Telefónica Chile Holdings, S.L.U. whose net carrying value was 473 million euros. The difference between both figures amounting to 736 million euros was registered as unrestricted reserves (Note 11) in Telefónica. The Company gained a 68.58% ownership in the above mentioned subsidiary and shown in the additions column in 2020 chart of movements.
Moreover, on March 31, 2020 Telefónica, S.A. signed several sale agreements with T. Hispam to transfer the investments in Colombia Telecomunicaciones, S.A. E.S.P., Telefónica Venezolana, C.A., Comtel Comunicaciones Telefónicas, S.A., Fisatel México S.A. de C.V., and Telefónica Móviles Chile, S.A. The net carrying value of the investments was 503 million euros and a loss in the sale of investments was registered by 177 million euros. These transactions are shown as disposals in 2020 chart of movements.
On October 20, 2020 Telefónica, S.A. fully purchased the 54,000 stocks of T. Hispam (31.42% of its share capital) from Telefónica Latinoamérica Holding, S.L.U. for 974 million euros, reaching the 100% of ownership in the subsidiary.
2019
On February 14, 2019, after the pertinent regulatory approvals were obtained, Telefónica, S.A. sold 100% of the investment in Seguros de Vida y Pensiones Antares, S.A. (Antares) to Grupo Catalana Occidente for 161 million euros. The profit of the transaction amounted to 88 million euros.
As a consequence of the policy of asset management in the Group, on July 25, 2019, the Company sold 11 Data Centers located in 7 countries (Spain, Brazil, USA, Mexico, Peru, Chile and Argentina) to Asterion Industrial Partners SGEIC, S.A. for 550 million euros. Two of the sales required further regulatory approvals. Telefónica S.A. had a direct investment in the parent company owning the Data Centers, Daytona, S.L. (previously known as Panamá Cellular Holdings, S.L.). The profit of the transaction amounted to 126 million euros.
On December 18, 2019, after the pertinent regulatory approvals were obtained, the propriety of the Miami Data Center was transferred with an additional gain in sale of companies of 4 million euros.
Other movements
On July 10, 2020 the deed of the partial division of Telefónica Ingeniería de Seguridad, S.A.U. contributed to the newly-created company Telefónica Cybersecurity & Cloud Tech, S.L. (previously Telefónica Cybersecurity Tech, S.L.) was filed in the Madrid Companies' Register. The net carrying value of the split-off investment is 5 million euros. The transaction is shown as "Transfers" in the 2020 chart above.
On August 7, 2020 the deed of the partial division of Telefónica Digital España, S.A.U. contributed to Telefónica Cybersecurity & Cloud Tech, S.L. was filed in the Madrid Companies' Register. The net carrying value of the split-off investment is 24 million euros. The transaction is shown as "Transfers" in the 2020 chart above.
On August 18, 2020, the deed of the merger between Taetel, S.L. and Telefónica Gestión Integral de Edificios y Servicios, S.L.U. (a subsidiary of Telefónica Servicios Globales, S.L.U.) was filed in the Madrid Companies' Register. The net book value of the merging entity amounted to 67 million euros and it is included as "Transfers" in the chart above.
On October 15, 2020 Telefónica Centroamérica Inversiones, S.L. distributed reserves to its shareholders. The Company recognized 47 million euros as a decrease in the cost of the investment for this concept and it is shown as "Dividends" in the 2020 chart of movements.
On January 24, 2019 Telefónica Centroamérica Inversiones, S.L. distributed dividends to its shareholders after the sale of Telefónica Guatemala, S.A. The Company registered an impact of 168 million euros for this concept.
Moreover, on May 16, 2019, Telefónica Centroamérica Inversiones, S.L. distributed dividends to its shareholders after the sale of Telefónica Nicaragua, S.A. The Company registered an impact of 83 million euros for this concept.
Later that year, on August 28, 2019, Telefónica Centroamérica Inversiones, S.L. distributed dividends to its shareholders after the sale of Telefónica Panamá, S.A. The Company registered an impact of 205 million euros for this concept.
On December 23, 2019, Telefónica Centroamérica Inversiones, S.L. distributed additional dividends to its shareholders. Telefónica, S.A. registered an impact of 4 million euros for this concept.
In 2019 chart of movements, the sum of these distributions, 460 million euros, was shown as "Dividends".
On May 17, 2019 and on December 2, 2019, Pontel Participaciones, S.L. distributed reserves by 19 and 41

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	19

Financial Statements 2020
million euros shown as "Dividends" in 2019 chart of movements.
On February 20, 2019 the Board of Directors of Telefónica, S.A. authorized the sale of the Group operators in Central América. The direct ownership in Costa Rica amounted to 291 million euros and it was transferred to "Net assets held for sale" and shown as Transfers in 2019 chart of movements. As of December 31, 2020 Telefónica, S.A. is waiting for the pertinent regulatory approvals to carry out the sale.
As of December 31, 2020, Telefónica de Costa Rica, T.C. has redeemed reserves paying its shareholder an amount of 17,370 million colones (equivalent to 23 million euros). This amount has decreased the amount in "Net assets held for sale".
On December 31, 2019 the Company executed a partial capitalization of the notional amounts of the credits granted to Telefónica Móviles México, S.A. de C.V. as well as the full amount of interests from these credit for a total amount of 707 million euros. The withholding taxes of the interests were transferred to an account receivable from Tax Authorities amounting to 42 million euros. The transaction was shown as "Transfers" in the 2019 chart of movements and disclosed in Note 8.5.
“Transfers” of “Loans to Group Companies and Associates” in 2019 included the reclassification between long-term and current loans in accordance with the loan maturity schedule as well as the accrued interests rendered by those loans, outstanding at year end.
a) Acquisitions of investments and capital increases (Additions):

Millions of euros
Companies	2020	2019
Telefónica Hispanoamérica, S.A.U.	2,183	—
Telefónica Digital España, S.L.U.	157	137
Telefónica Móviles México, S.A. de C.V.	122	250
Telefónica Innovación Alpha, S.L.	—	19
Pontel Participaciones, S.L.	323	—
Other companies	7	4
Total Group companies and associates	2,792	410
2020
The additions carried out with T.Hispam have been detailed at the beginning of this note.
On January 9, 2020, Telefónica Digital España, S.L.U. has carried out a capital increase of 157 million euros fully subscribed and paid by Telefónica, S.A.
On February 7, 2020, Telefónica Móviles México, S.A. de C.V. has carried out a capital increase of 2,500 million Mexican pesos (equivalents to 122 million euros) fully subscribed and paid by the Company.
On October 20, 2020 the deed of the capital increase of Pontel Participaciones, S.L. was filed to the Madrid Companies' Register. This capital increase was subscribed by the shareholders on June 8, 2020 but the payment was subject to the achievement of certain conditions. Once the conditions have been fulfilled, the Company disbursed pro-rata its ownership an amount of 323 million euros.
2019
In order to provide the funds needed to rebalance its equity and to execute share capital increases in its direct affiliates, Telefónica Digital España, S.L.U. on January 10, 2019 carried out a capital increase amounting to 137 million euros, totally subscribed and disbursed by Telefónica, S.A.
On this same date, Telefónica Innovación Alpha, S.L. has completed a capital increase of 19 million euros fully subscribed and paid by Telefónica, S.A.
On July 18, 2019 and on December 11, 2019, Telefónica Móviles México S.A. de C.V. completed capital increases of 2,350 million Mexican pesos (equivalent to 109 million euros) and 3,000 million Mexican pesos (equivalent to 141 million euros), respectively. The transactions were fully subscribed and paid by Telefónica, S.A.
b) Disposals of investments and capital decreases:

Millions of euros
Companies	2020	2019
Daytona, S.L. (formerly Panamá Cellular Holdings, S.L.)	—	53
Telefónica Global Technology, S.A.U.	231	—
Fisatel México, S.A. de C.V.	196	—
Telefónica Móviles México, S.A. de C.V.	891	—
Colombia Telecomunicaciones, S.A. ESP	272	—
Telefónica Venezolana, C.A.	123	—
Telefónica Chile Holdings, S.L.U.	473	—
Telefónica Móviles Chile, S.A.	89	—
Other companies	16	—
Total Group companies and associates	2,291	53
2020
Transactions related with Fisatel México, S.A. de C.V., Colombia Telecomunicaciones, S.A., ESP, Telefónica Venezolana, C.A., Telefónica Chile Holdings, S.L.U. and Telefónica Móviles Chile, S.A. have been detailed at the beginning of this Note.
On May 28, 2020 Telefónica Móviles México, S.A. de C.V., using the proceeds collected from the restructuring of its investments, reduced its share capital paying out its

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	20

Financial Statements 2020
shareholder 891 million euros shown as a decrease in the investment of this company.
On December 23, 2020 the Company has sold Telefónica Global Technology, S.A.U. to Telefónica de Contenidos, S.A.U. by an amount equivalent to the net book value at the transaction date of 150 million euros.
2019
Disposal of Daytona, S.L. related to the sale of the investment detailed at the beginning of the note.
8.2. Assessment of impairment of investments in group companies, joint ventures and associates
At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is based on the expected cash flows to be received from each subsidiary in its functional currency, discounted using the appropriate rate, net of the liabilities associated with each investment (mainly net debt), considering the percentage of ownership in each subsidiary and translated to euros at the official closing rate of each currency at December 31. The main assessments used to determine the discounted cash flows are the long term OIBDA margin, the long term investment ratio, the weighted average cost of capital (WACC) and the perpetual growth rate, indicators employed by the Group in its investments valuation.
In addition, in the specific case of the impairment test for Telefónica O2 Holdings, Ltd, the Company has considered the agreement reached on May 7, 2020 between Telefónica and Liberty Global, plc. to merge their operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively) and form a 50/50 Joint Venture (see Note 20. d). The Company has assessed the recoverable amount of this investment as of December 31, 2020 by reference to its fair value less costs to sell, determined as the consideration expected to be received through its participation in the joint venture and the additional payments agreed between the parties which Telefónica expects to receive 5,7 billion pounds sterling (an estimated figure as of the date of the agreement and subject to the usual adjustments included in these sort of transactions), as well as the value of the remaining assets and liabilities.
In order to determine the fair value, the Company has counted on an independent expert. In order to make this estimate, the discounted cash flow methodology has been used, with a valuation cross-check based on the Market Approach multiples from both companies and selected guideline companies to give market consistency to the results obtained.
Moreover, and only for the companies where discounted cash flow analysis is not available due to the specific nature of their businesses, the impairment is calculated by comparing their Equity figure as of the end of the period and the net book value of those investments. With respect to the investment in Telefónica Móviles México, S.A. de C.V., after the sale of its investments to T.Hispam in 2020, this method of valuation has been considered the most appropriate.
As a result of these estimations and the effect of the net investment hedge in 2020, a write down of impairment provision of 10,956 million euros was recognized (reversal of 2,226 million euros in 2019). This amount derives mainly from the following companies:
a.a write down, net of hedges, of 3,581 million euros for Telefónica O2 Holdings, Ltd. (write down reversal of 2,947 million euros, net of hedges, was registered in 2019);
b.a write down, net of hedges, of 2,593 million euros for Telefônica Brasil, S.A. (write down reversal amounting to 484 million euros in 2019) and a write down of 551 million euros for Sao Paulo Telecomunicaçoes, Ltda (write down reversal amounting to 100 million euros in 2019);
c.a write down by 334 million euros for Telefónica Móviles México, S.A. de C.V. (write down by 224 million euros in 2019) mainly due to the impact of the exchange rate devaluation of the Mexican peso in the transfer transactions carried out in its restructuring process.
d.a write down of 100 million euros for Telefónica Digital España, S.L.U. (a write down of 146 million euros in 2019).
e.a write down of 3,321 million euros for Telefónica Latinoamérica Holding, S.L.U. (write down by 875 million euros in 2019). The write down is mainly originated by the decrease in the estimated cash flows from the Argentinian and Brazilian subsidiaries.
f.a write down of 509 million euros for Telefónica Móviles de Argentina, S.A. amounting to 509 million euros (224 million euros in 2019).
Main assumptions used for the calculation of the discounted cash flows of investments
In 2020, despite it has been affected by COVID-19, Brazil has succeeded in reducing the impact of the pandemic almost by half when compared to the rest of the Latin American economies. This positive behavior is the combination of a milder incidence of the disease, more relaxed close-down measures and direct funds granted to final consumers. The previously weak fiscal balances have been affected by these policies and new uncertainties have been raised harming the exchange rate. As for the long-term OIBDA margin two-years estimates of Telefónica's Group analysts for the operator in Brazil, it is in a range within 41% to 45%. Regarding investments, the operator will invest a percentage within the range of the investment needs forecasted by analysts (around 16%). The interest rates increase has resulted in an increase in the cost of debt of the company, and the WACC (Weighted average cost of capital) has risen from 10% in 2019 to 11.1% in 2020.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	21

Financial Statements 2020
Argentina is one of the most affected countries worldwide by the crisis triggered by COVID-19 pandemic mainly due to the lack of ambitious tax policies and a long and strict close-down. Moreover, the future economic recovery is expected to be slower and the levels pre-COVID are not estimated to be reached before 2023-24. In addition, the country is sunk in a high inflation scenario that is being dealt with short-term unsuccessful measures and not with long-term structural policies. The Decree of Need and Urgency (DNU) approved by the government in the third quarter of 2020 to control the prices of the IT sector, is conditioning unequally its future evolution. The Decree will also have a strong negative impact in the revenue growth and in the gross margin of the business in the country. On the other hand, the dual exchange rate system caused by the scarce foreign currencies, an unpredictable institutional framework and the need to carry out deep tax adjustments are worsening the inequalities that Argentina will have to deal with after the pandemic. The value in use of the investment in Argentina has been updated with the latest approved strategic plan, using different valuation scenarios. The WACC in local currency is considering that inflation rate impacts the cash flows over the plan horizon with a perpetuity rate of 23%. The perpetuity growth rate of 10% is consistent with the perpetuity inflation rate. Both variables are aligned with the analysts' expectations for the Argentinian market using a strong currency. With respect to operating ratios, a long term OIBDA of 26% is being used which is below analysts' estimations for peers and the investment over revenues ratio is around 10%.
8.3. Detail of subsidiaries and associates
The detail of subsidiaries and associates is shown in Appendix I.
8.4. Transactions protected for tax purposes
Transactions carried out in 2020 that qualify for special tax regime, as defined in Articles 76 and 87, as applicable, of Chapter VII of Title VII of Legislative Royal Decree 27/2014 of November 27 approving the Spanish Corporate Income Tax Law, are detailed in the following paragraphs. Transactions qualified for special tax regime carried out in prior years are disclosed in the financial statements for those years.

On February 18, 2020, Telefónica, S.A., as the sole shareholder of the company Telefónica Ingeniería de Seguridad, S.A.U., approved the partial spin-off of this company in favor of Telefónica Cybersecurity & Cloud Tech, S.L.U., a newly set up company, of which it is the sole shareholder. The spin-off implies the entire transfer of the branch of activity called "Cybersecurity and Information Security". The spin-off involves the transfer in bloc and by universal succession of all its assets and liabilities to the beneficiary company. Telefónica, S.A, as the sole shareholder of both companies, registers the partial reduction in the value of the stake in Telefónica Ingeniería de
Seguridad, S.A.U, and the acquisition of capital in Telefónica Cybersecurity & Cloud Tech, S.L.U. at net book value of 5 million euros. The spin-off has been registered in the Madrid Companies' Register on July 10, 2020 (Note 8.1).

On February 18, 2020, Telefónica, S.A., as the sole partner of the company Telefónica Digital España, S.L.U., approved the partial division of this company in favor of Telefónica Cybersecurity & Cloud Tech, S.L.U., of which it is the sole shareholder. In the spin-off, the branch of activity called "Cybersecurity and Information Security" is transmitted in bloc. The spin-off implies the full transfer and with universal succession of all its assets and liabilities to the beneficiary company. Telefónica, S.A, as the sole shareholder of both companies, registers the partial reduction in the value of the stake in Telefónica Digital España, S.L.U., and the capital increase in Telefónica Cybersecurity & Cloud Tech, S.L.U at a net book value of 24 million euros. The spin-off has been registered in the Madrid Companies' Register on August 7, 2020 (Note 8.1).

On March 31, 2020, Telefónica S.A., transferred through a contribution in-kind to the company Telefónica Hispanoamérica, S.A.U. the full ownership of 100% of the shares of Telefónica Chile Holdings S.L.U. As a consequence of this contribution, Telefónica, S.A. began to participate directly in 68.58% of the capital of Telefónica Hispanoamérica, S.A.U. Prior to this transaction, Telefónica, S.A. participated indirectly, through the company Telefónica Latinoamérica Holding, S.L.U., in 100% of Telefónica Hispanoamérica, S.A.U.

Telefónica, S.A. has registered the shares received in the contribution for a value of 1,209 million euros, corresponding to the equity value of Telefónica Chile Holdings, S.L.U. (Note 8.1). As of March 31, 2020, the tax value of the shares to be contributed is 473 million euros.

On June 30, 2020, the management bodies of the companies, Telefónica Open Innovation, S.L.U. (formerly Wayra Research and Development, S.L.U.) and Telefónica Innovation Ventures, S.L.U., approved the merger by absorption of the last one for the first, with the consequent dissolution without the settlement of the absorbed company and the full transfer of its assets in favor of the absorbing company, as well as the rights and obligations it acquires as universal legal successor. The deed of merger has been registered in the Madrid Companies' Register on November 16, 2020.

On July 7, 2020, Telefónica de España, S.A.U. approved the merger by absorption of DTS, Distribuidora de Televisión Digital, S.A.U. with the consequent dissolution of the latter entity and the full transfer of its corporate assets to Telefónica de España, S.A.U., which, as the absorbing company, acquired by universal succession the rights and obligations of the absorbed entity DTS.
Telefónica de España, S.A.U. has derecognized in its accounts the shares cancelled in the merger, valued at 1,038 million euros, corresponding to their net book value.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	22

Financial Statements 2020
On August 5, 2020, Telefónica Gestión Integral de Edificios y Servicios, S.L. approved the merger by absorption of Taetel, S.L.U., with the consequent dissolution of Taetel, S.L.U., and the full transfer of its corporate assets to Telefónica Gestión Integral de Edificios y Servicios, S.L., which, as the absorbing company, acquired by universal succession the rights and obligations of the absorbed entity Taetel, S.L.U.
8.5. Maturity of loans to Group companies and associates

The breakdown and maturity of loans to Group companies and associates in 2020 and 2019 are as follows:

2020
Millions of euros
Company	2021	2022	2023	2024	2025	2026 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	2,192	—	—	—	—	—	2,192
Telefónica O2 Holdings, Ltd.	3,837	—	—	—	—	—	3,837
Telfisa Global, B.V.	1,364	—	—	—	—	—	1,364
Telefónica de España, S.A.U.	1,311	—	—	—	—	—	1,311
Telxius Telecom, S.A.	—	280	—	140	—	140	560
Telefônica de Brasil, S.A.	221	—	—	—	—	—	221
Telefónica Finanzas, S.A.U.	199	—	—	—	—	—	199
Other companies	426	—	—	—	—	30	456
Total	9,550	280	—	140	—	170	10,140

2019
Millions of euros
Company	2020	2021	2022	2023	2024	2025 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	869	—	—	—	—	—	869
Telefónica Móviles México, S.A. de C.V.	—	222	—	—	—	—	222
Telfisa Global, B.V.	178	—	—	—	—	—	178
Telefónica de España, S.A.U.	1,233	—	—	—	—	—	1,233
Telxius Telecom, S.A.	—	—	280	—	140	140	560
Telefônica de Brasil, S.A.	210	—	—	—	—	—	210
Telefónica Latinoamérica Holding, S.L.U.	113	—	—	—	—	—	113
Other companies	174	—	16	—	—	33	223
Total	2,777	222	296	—	140	173	3,608

The main loans granted to Group and associated companies are described below:
•The outstanding balance with Telefónica Móviles España, S.A.U. in 2020 includes dividends distributed and uncollected as of December 2020 amounting to 1,949 million euros (774 million euros in 2019).

Moreover, 243 million euros of tax balances are receivable from this subsidiary for its tax expense declared in the consolidated tax return (95 million euros in 2019).

•The receivable with Telefónica O2 Holdings, Ltd. includes dividends distributed and uncollected as of December 2020 amounting to 3,500 million pounds sterling (3,837 million euros).
•On December 31, 2019 Telefónica, S.A. capitalized 6,997 million Mexican pesos of the credits granted to Telefónica Móviles de México, S.A. de C.V. as well as the total amount of the uncollected interests (8,856 million Mexican pesos).

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	23

Financial Statements 2020
Once the sale of the business in México to Telefónica Hispanoamérica, S.A.U. was completed, the credit still unpaid after the above-mentioned capitalization, amounted to 4,700 million Mexican pesos equivalent to 221 million euros, was cancelled on March 31, 2020.
•In December 2020, Telfisa Global, B.V. has approved the distribution of dividends totaling 1,364 million euros that remain unpaid as of the formulation date of these financial statements (178 million euros in 2019).
•The balance of Telefónica de España, S.A.U. consists of dividends distributed in December 2020 amounting to 1,207 million euros that are outstanding as of December 31, 2020 (1,214 million euros in 2019).
Additionally, there is also a balance of 104 million euros comprising tax receivables from the subsidiary for its tax expense declared in the consolidated tax return (19 million euros in 2019).
•On May 27, 2016, the Company granted its subsidiary, Telxius Telecom, S.A. with a credit of 280 million euros at a fix interest rate and maturity in 2022, a credit of 140 million euros at a fix interest rate and maturity in 2024, a credit of 140 million euros at a fix rate and maturity in 2026.
•The balance totaling 221 million euros shown in 2020 with Telefônica Brasil, S.A. entirely corresponds to dividends agreed by the subsidiary and unpaid at year end (210 million euros in December 2019).
•The balance of Telefónica Finanzas, S.A.U. in December 2020 amounting to 178 million euros includes dividends distributed and uncollected at year end.

Additionally, there is also a balance of 21 million euros comprising tax receivables from the subsidiary for its tax expense declared in the consolidated tax return (3 million euros in 2019).
In the 2020 chart of movements, additions of current loans to group companies and associates comprise 549 million euros (247 million euros in 2019) of loans in connection with the taxation of Telefónica, S.A. as the head of the tax group pursuant to the consolidated tax regime applicable to corporate groups (see Note 17). The most significant amounts have already been disclosed through this note. All these amounts fall due in the short term.
Disposals of current loans to group companies and associates includes the cancellation of balances receivable from subsidiaries on account of their membership of Telefónica, S.A.’s tax group totaling 247 million euros (589 million euros in 2019).
Total accrued interest receivable at December 31, 2020 and 2019 included under “Current loans to group companies and associates” amount to 1 million euros.
8.6. Other financial assets with Group companies and associates
This includes rights to collect amounts from other Group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees.
Invoices of share plans that were already vested and are outstanding at year end are shown as other current financial assets. Amounts derived from the new share plans launched in 2019 and 2020 with a maturity date longer than 2021 are included as other non-current financial assets (see Note 19.3).

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	24

Financial Statements 2020
Note 9. Financial investments

9.1. The breakdown of “Financial investments” at December 31, 2020 and 2019 is as follows:

2020
	Assets at fair value							Assets at amortized cost
					Measurement hierarchy
Millions of euros	Available-for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Fair value	Total carrying amount	Total fair value
Non-current financial investments	320	1,054	2,420	3,794	320	3,474	—	—	1,106	1,106	1,112	4,900	4,906
Equity instruments	320	—	—	320	320	—	—	—	—	—	—	320	320
Derivatives (Note 16)	—	1,054	2,420	3,474	—	3,474	—	—	—	—	—	3,474	3,474
Loans to third parties and other financial assets	—	—	—	—	—	—	—	—	1,106	1,106	1,112	1,106	1,112
Current financial investments	—	459	690	1,149	—	1,149	—	1,014	4	1,018	1,018	2,167	2,167
Loans to third parties and other financial assets	—	—	—	—	—	—	—	1,014	4	1,018	1,018	1,018	1,018
Derivatives (Note 16)	—	459	690	1,149	—	1,149	—	—	—	—	—	1,149	1,149
Total financial investments	320	1,513	3,110	4,943	320	4,623	—	1,014	1,110	2,124	2,130	7,067	7,073

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	25

Financial Statements 2020

2019
	Assets at fair value							Assets at amortized cost
					Measurement hierarchy
Millions of euros	Available-for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Fair value	Total carrying amount	Total fair value
Non-current financial investments	314	949	2,196	3,459	314	3,145	—	—	412	412	412	3,871	3,871
Equity instruments	314	—	—	314	314	—	—	—	—	—	—	314	314
Derivatives (Note 16)	—	949	2,196	3,145	—	3,145	—	—	—	—	—	3,145	3,145
Loans to third parties and other financial assets	—	—	—	—	—	—	—	—	412	412	412	412	412
Current financial investments	—	194	1,024	1,218	—	1,218	—	1,149	6	1,155	1,158	2,373	2,376
Loans to third parties and other financial assets	—	—	—	—	—	—	—	1,149	6	1,155	1,158	1,155	1,158
Derivatives (Note 16)	—	194	1,024	1,218	—	1,218	—	—	—	—	—	1,218	1,218
Total financial investments	314	1,143	3,220	4,677	314	4,363	—	1,149	418	1,567	1,570	6,244	6,247

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market. Additionally, on this valuation, the credit valuation adjustment or CVA net for counterparty (CVA + DVA), which is the methodology used to measure the credit risk of the counterparties and of Telefónica itself is calculated to adjust the fair value determination of the derivatives. This adjustment reflects the possibility of insolvency or deterioration of the credit quality of the counterparty and Telefónica.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	26

Financial Statements 2020
9.2 Financial assets Held-for-trading and hedges

These two categories include the fair value of outstanding derivative financial instruments at December 31, 2020 and 2019 (see Note 16).
9.3 Available-for-sale financial assets
This category mainly includes the fair value of investments in listed companies (equity instruments) over which the Company does not have significant control or influence. The movement of items composing this category at December 31, 2020 and 2019 are as follows:

December 31, 2020
Millions of euros	Opening balance	Additions	Disposals	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	220	—	—	(42)	178
China Unicom (Hong Kong), Ltd.	—	92	—	(7)	85
Promotora de Informaciones, S.A. (PRISA)	94	—	—	(37)	57
Total	314	92	—	(86)	320

December 31, 2019
Millions of euros	Opening balance	Additions	Disposals	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	205	—	—	15	220
Promotora de Informaciones, S.A. (PRISA)	93	15	—	(14)	94
Total	298	15	—	1	314

In accordance with the change introduced in 2017 by the article 21 of Income Tax Law 27/2014 with respect to the non-deductible nature of the net losses generated by the sale of some investments with certain characteristics, the Company is not accruing the tax impacts of the fair value adjustments in its available-for-sale investments.
Banco Bilbao Vizcaya Argentaria, S.A.
At December 31, 2020 and 2019 Telefónica, S.A.'s investment in BBVA represents 0.66% of that company's share capital.
Promotora de Informaciones, S.A. (Prisa)
At December 31, 2020 and 2019 Telefónica, S.A.'s investment in Prisa represents 9.03% of its share capital.
On April 11, 2019 the company launched a capital increase and Telefónica acquired and subscribed 11.3 million of new shares and sold the rest of its rights in the market. The net amount of this transaction is shown as Additions in 2019 chart of movements.
China Unicom (Hong Kong), Ltd.
On March 27, 2020 Telefónica Hispanoamérica, S.A.U. has transferred its investment (182 million shares) in China Unicom (Hong Kong), Ltd. to Telefónica, S.A. The shares represent 0.593% of that company's share capital and are quoted in Hong Kong stock exchange. This transaction is shown as Additions in the 2020 chart of movements.
The impacts shown in the column “Fair value adjustments” on both years include the fair value adjustments in the quotation of the three investments. These impacts are registered in the equity of the Company (Note 11.2.).
The difference between the amount shown as "Fair Value adjustments" in this note and the "Valuation at market value" of available for sale financial assets in Note 11 is due to hedges which partially offset the exchange rate impact in the valuation of China Unicom.

Neither in 2020 nor in 2019 write-downs have been registered for any available for sale investment.

9.4 Other financial assets and loans to third parties
The breakdown of investments included in this category at December 31, 2020 and 2019 is as follows:

Millions of euros	2020	2019
Other non-current financial assets:
Deposits related to investment properties	9	9
Collateral guarantees	1,076	403
Other receivables	21	—
Other current financial assets:
Loans to third parties	981	1,149
Other current financial assets	37	6
Total	2,124	1,567

Collaterals included in both years under the caption “Other non-current financial assets” are classified in accordance with the maturity of the underlying derivative instruments which they relate to.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	27

Financial Statements 2020
In relation with these collateral contracts, there is an additional guarantee of 206,919 bonds issued by Telefónica Emisiones, S.A.U. deposited in a securities account owned by Telefónica, S.A. with a notional of 194 million euros (there were 145,000 bonds with a notional of 129 million euros in 2019).
9.4.1 Loans to third parties

In 2020 Telefónica, S.A. has set up bank deposit contracts with a maturity period between 3 and 12 months totaling 981 million euros (1,149 million euros in 2019).
Outstanding interest revenues, amounting to 0.3 million euros in 2020 and 2019, are registered as other current financial assets.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	28

Financial Statements 2020
Note 10. Trade and other receivables

The breakdown of “Trade and other receivables” at December 31, 2020 and 2019 is as follows:

Millions of euros	2020	2019
Trade receivables	1	68
Trade receivables from Group companies and associates	179	163
Other receivables	—	1
Employee benefits receivable	1	1
Tax receivables (Note 17)	101	103
Total	282	336

“Trade receivables from Group companies and associates” mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand and the monthly office rental fees (see Note 7).
“Trade receivables” and “Trade receivables from Group companies and associates” in 2020 and 2019 include balances in foreign currency equivalent to 68 and 78 million euros, respectively.
In 2020 and 2019 these amounts relate to receivables in US dollars and Venezuelan bolivars. The balance in Venezuelan bolivars arises after the change in 2017 of the brand fee contract, which is being invoiced in that currency since March 31, 2017.
These balances give rise to exchange rate losses in the income statement of 8 million euros in 2020 (2 million euros of exchange rate losses in 2019).

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	29

Financial Statements 2020
Note 11. Equity

11.1 Capital and reserves
a) Share capital
2020
As of December 31, 2020, the share capital of Telefónica, S.A. was set at 5,526,431,062 euros and is divided into 5,526,431,062 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.
On July 8, 2020, the deed was registered for a paid-up capital increase in the amount of 136,305,986 euros, in which 136,305,986 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,328,437,672 euros.
On December 30, 2020, a deed was granted for the share capital increase in the amount of 197,993,390 euros, in which 197,993,390 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend shareholder remuneration. Following the share capital increase, the share capital was set at 5,526,431,062 euros. On January 5, 2021 this deed was registered in the Madrid Commercial Register.
The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).
2019
At December 31, 2019 Telefónica, S.A.´s share capital amounted to 5,192,131,686 euros and consisted of 5,192,131,686 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system.
As of May 16, 2019, Telefónica's shares were excluded from trading on the London Stock Exchange, and, as of July 12, 2019, Telefónica's shares were excluded from trading on the Buenos Aires Stock Exchanges.
Authorizations by Shareholders’ Meeting
As regards the authorizations conferred in respect of the share capital, the shareholders acting at the Ordinary General Shareholders’ Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five year from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders’ Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2020, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.
Furthermore, the shareholders acting at the Ordinary General Shareholders’ Meeting of Telefónica, S.A. held on June 12, 2020 delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company’s By-Laws, the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares, which may in all cases be simple, exchangeable and/or convertible and/or grant the holders thereof a share in the earnings of the Company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company and/or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that

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Financial Statements 2020
may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of each issuance shall be taken into account.
Furthermore, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned instruments issued by the Companies belonging to its Group of Companies, within a maximum period of five years as from the date of adoption of the resolution.
Furthermore, on June 8, 2018, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum five-year period from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time.
At December 31, 2020 and 2019, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (*)%
Treasury shares at Dec 31 2020	98,231,380	4.84	3.25	319	1.77748%
Treasury shares at Dec 31 2019	77,562,635	9.88	6.23	483	1.49385%
(*) Millions of euros

The movement in treasury shares of Telefónica, S.A. during the years 2020 and 2019 is as follows:

Number of shares
Treasury shares at 12/31/18	65,496,120
Acquisitions	14,033,446
Employee share option plan (see Note 19.3)	(1,966,931)
Treasury shares at 12/31/19	77,562,635
Acquisitions	68,640,303
Scrip dividend (Note 11.d)	6,252,817
Disposals	(1,560,215)
Employee share option plan (see Note 19.3)	(3,118,898)
Other movements	(49,545,262)
Treasury shares at 12/31/20	98,231,380
Acquisitions
In 2020 and 2019 acquisition of treasury shares amounting to 234 and 99 million euros respectively, have been registered (see Note 21).
Share redemption and disposals
In 2020 there has been share disposals of 7 million euros. In 2019 there were no share redemption or disposals of treasury shares.
Employee share option plan
Treasury shares related to share plans redemptions in 2020 and 2019 amount to 30 and 20 million euros, respectively.

Other movements
On September 17, 2019 Telefónica, S.A. signed an agreement with Prosegur Compañía de Seguridad, S.A. ("Prosegur") to purchase the 50% of their business of security systems in Spain by creating a joint venture company combining the complementary resources of both companies.
On February 28, 2020, once the pertinent regulatory approvals have been obtained, Telefónica de Contenidos, S.A.U. acquired 50% of the capital stock of Prosegur Alarmas España, S.L. with an in-kind delivery of 49,545,262 Telefónica shares previously acquired to the Company equivalent to 266 million euros as of the quotation on the delivery date. This transaction is shown as other movements in 2020 chart (see Note 20). The impact derived from the delivery of this treasury shares is shown under the Other transactions with shareholders and owners caption within the statement of changes in equity.
Other instruments
The Company also has a derivative instrument, to be settled by offset, on a nominal value equivalent to 176 million of Telefónica shares in 2020 (48 million of Telefónica shares in 2019), recognized in both years under “Current interest-bearing debt” in the accompanying balance sheet.
b) Legal reserve
According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve

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Financial Statements 2020
exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2019, this reserve was fully constituted and amounted to 1,038 million euros. As of December 31, 2020 the legal reserve amounts to 1,038 million euros representing 18.79% of the share capital at the date.
c) Other reserves
“Other reserves” include:
•The “Revaluation reserve” which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, at the end of 2020 and 2019, an amount of 5 million euros, corresponding to revaluation reserves subsequently considered unrestricted has been reclassified to “Other reserves”. The balance of this reserve at December 31, 2020 and 2019 was 62 million euros and 67 million euros, respectively.
•Reserve for cancelled share capital: In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. The cumulative amount of the reserve for cancelled share capital at December 31, 2020 and 2019 totals 731 million euros.
•Pursuant to the provisions of Royal Decree 1514/2007, since 2008, after the distribution of profits for each year, the Company set aside a restricted reserve of 2 million euros for goodwill amortization. Pursuant to the provisions of Royal Decree 602/2016 of December 2, 2016 regarding the mandatory amortization of all intangible assets, the goodwill amortization as of January 1, 2015, amounting to 10 million euros was registered with a counterparty in this reserve.
•In addition to the restricted reserves explained above, "Other reserves" includes unrestricted reserves from gains obtained by the Company in prior years. In 2020 the impact in equity of the capital increase of T.Hispam detailed in Note 8, amounting to 736 million euros has been included under this caption, and shown as "Other movements" in the statement of changes in equity. The tax effect of this equity impact amounts to 9 million euros (See Note 17)
d) Dividends
Dividend distribution in 2020
Approval was given at the General Shareholders’ Meeting of June 12, 2020 to pay a scrip dividend amounting to approximately 0.40 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount. The distribution of the first tranche, amounting approximately 0.20 euros per share, took place in June of 2020 and the second tranche, amounting approximately 0.20 euros per share, took place in December 2020, after the adoption of the corresponding corporate resolutions.
At its meeting held on June 12, 2020, the Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 36.99% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on July 3, 2020 and had an impact in equity amounting to 371 million euros.
On the other hand, the shareholders of 63.01% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 30, 2020 in the capital increase was 136,305,986 shares with a nominal value of 1 euro each.
The Executive Commission of Telefónica, S.A. Board of Directors meeting of December 4, 2020 agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. The shareholders of 33.12% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on December 30, 2020 and had an impact in equity amounting to 342 million euros.
On the other hand, the shareholders of 66.88% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Thus, the final number of shares issued in the capital increase on December 30, 2020 was 197,993,390 shares with a nominal value of 1 euro each (3.72%. of the share capital), with a capital increase of 197,993,390 euros.
Dividend distribution in 2019
Approval was given at the General Shareholders Meeting of June 7, 2019 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	32

Financial Statements 2020
20, 2019 amounting to 1,023 million euros and the second payment of a gross amount of 0.20 in cash per share was made on December 19, 2019 amounting to 1,023 million euros.
11.2 Unrealized gains (losses) reserve

The movements in the items composing “Unrealized gains (losses) reserve” in 2020 and 2019 are as follows:

2020
Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	(48)	(76)	—	—	—	(124)
Cash flow hedges	(276)	(990)	248	702	(175)	(491)
Total	(324)	(1,066)	248	702	(175)	(615)

2019
Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	(49)	1	—	—	—	(48)
Cash flow hedges	(499)	818	(204)	(521)	130	(276)
Total	(548)	819	(204)	(521)	130	(324)
Since 2018, the Company includes the fair value hedges, whose impacts are generated and transferred to the income statement in the same period, in the statement of recognized income and expense in equity, and transfers the amounts to the income statement of the same period. The impacts are shown in the column "Valuation at market value" and with the opposite sign in the column "Amounts transferred to income statement" of the tables above.

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Financial Statements 2020
Note 12. Financial liabilities

The breakdown of “Financial liabilities” at December 31, 2020 and 2019 is as follows:

2020
	LIABILITIES AT FAIR VALUE						LIABILITIES AT AMORTIZED COST
				MEASUREMENT HIERARCHY
Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Trade and other payables at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	1,429	2,596	4,025	—	4,025	—	40,640	47,278	44,665	51,303
Payable to Group companies and associates	—	—	—	—	—	—	38,900	45,503	38,900	45,503
Bank borrowings	—	—	—	—	—	—	1,392	1,439	1,392	1,439
Derivatives (Note 16)	1,429	2,596	4,025	—	4,025	—	—	—	4,025	4,025
Other financial liabilities	—	—	—	—	—	—	348	336	348	336
Current financial liabilities	536	42	578	—	578	—	12,891	12,917	13,469	13,495
Payable to Group companies and associates	—	—	—	—	—	—	12,263	12,286	12,263	12,286
Bank borrowings	—	—	—	—	—	—	318	321	318	321
Bonds and other marketable debt securities	—	—	—	—	—	—	269	269	269	269
Derivatives (Note 16)	536	42	578	—	578	—	—	—	578	578
Other financial liabilities	—	—	—	—	—	—	41	41	41	41
Total financial liabilities	1,965	2,638	4,603	—	4,603	—	53,531	60,195	58,134	64,798

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	34

Financial Statements 2020

2019
	LIABILITIES AT FAIR VALUE						LIABILITIES AT AMORTIZED COST
				MEASUREMENT HIERARCHY
Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Trade and other payables at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	917	1,422	2,339	—	2,339	—	42,287	48,093	44,626	50,432
Payable to Group companies and associates	—	—	—	—	—	—	40,285	46,078	40,285	46,078
Loans with financial entities	—	—	—	—	—	—	1,306	1,364	1,306	1,364
Derivatives (Note 16)	917	1,422	2,339	—	2,339	—	—	—	2,339	2,339
Other financial liabilities	—	—	—	—	—	—	696	651	696	651
Current financial liabilities	246	211	457	—	457	—	14,997	15,044	15,454	15,501
Payable to Group companies and associates	—	—	—	—	—	—	14,551	14,598	14,551	14,598
Loans with financial entities	—	—	—	—	—	—	364	364	364	364
Bonds and other marketable debt securities	—	—	—	—	—	—	75	75	75	75
Derivatives (Note 16)	246	211	457	—	457	—	—	—	457	457
Other financial liabilities	—	—	—	—	—	—	7	7	7	7
Total financial liabilities	1,163	1,633	2,796	—	2,796	—	57,284	63,137	60,080	65,933
Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market. Additionally, on this valuation, the credit valuation adjustment or CVA net for counterparty (CVA + DVA), which is the methodology used to measure the credit risk of the counterparties and of Telefónica itself is calculated to adjust the fair value determination of the derivatives. This adjustment reflects the possibility of insolvency or deterioration of the credit quality of the counterparty and Telefónica.
The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	35

Financial Statements 2020
Note 13. Bonds and other marketable debt securities

This caption, at December 31, 2020 and 2019, only includes a promissory notes programme registered with the CNMV.
The features of the 2020 programme are the following :

Amount	Placement system	Nominal amount of the Promissory notes	Terms of the Promissory notes	Placement
2,000 millions of euros	Auctions	100,000 euros	30, 60, 90, 180, 365, 540 and 731 days	Competitive auctions
	Tailored	100,000 euros	Between 3 and 731 days	Specific transactions
The features of the 2019 programme were the following :

Amount	Placement system	Nominal amount of the Promissory notes	Terms of the Promissory notes	Placement
500 million; can be increased up to 2,000 million	Auctions	100,000 euros	30, 60, 90, 180, 365, 540 and 731 days	Competitive auctions
	Tailored	100,000 euros	Between 3 and 731 days	Specific transactions
The balances and movements of the financial instruments included under this caption at December 31, 2020 and 2019 are as follows:

	2020	2019
Millions of euros	Other marketable debt securities (Promissory notes)	Other marketable debt securities (Promissory notes)
Opening balance	75	181
Additions	522	213
Disposals	(328)	(319)
Closing balance	269	75
Details of maturities:
Current	269	75
The average interest rate during 2020 has been -0.12% (-0.23% in 2019).

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	36

Financial Statements 2020
Note 14. Interest-bearing debt and derivatives

14.1 Detail of debt balances

The balances at December 31, 2020 and 2019 are as follows:

December 31, 2020
Millions of euros	Current	Non-current	Total
Loans with financial entities (Note 12)	318	1,392	1,710
Derivatives (Note 16)	578	4,025	4,603
Total	896	5,417	6,313

December 31, 2019
Millions of euros	Current	Non-current	Total
Loans with financial entities (Note 12)	364	1,306	1,670
Derivatives (Note 16)	457	2,339	2,796
Total	821	3,645	4,466
14.2 Disclosure of nominal amount of debts

The nominal values of the main interest-bearing debts at December 31, 2020 and 2019 are as follows:

2020
Description	Value Date	Maturity Date	Currency	Limit 12/31/2020 (millions of local currency)	Balance (millions of euros)
Structured Financing (*)	05/03/2011	07/30/2021	USD	18	15
Structured Financing (*)	02/22/2013	01/31/2023	USD	199	162
Structured Financing (*)	08/01/2013	10/31/2023	USD	187	152
Structured Financing (*)	12/11/2015	03/11/2026	USD	414	338
Structured Financing (*)	12/11/2015	03/11/2026	EUR	281	281
Bilateral loan	07/11/2019	08/14/2026	EUR	—	200
Bilateral loan	12/04/2019	05/06/2027	EUR	—	200
Bilateral loan	11/08/2019	03/12/2030	EUR	—	150
Credit	05/23/2013	03/01/2023	GBP	100	111
(*) Facility with amortization schedule, showing in the column "Limit 12/31/2020" the outstanding amount.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	37

Financial Statements 2020

2019
Description	Value Date	Maturity Date	Currency	Limit 12/31/2019 (millions of local currency)	Balance (millions of euros)
Structured Financing (*)	05/03/2011	07/30/2021	USD	59	53
Structured Financing (*)	02/22/2013	01/31/2023	USD	316	282
Structured Financing (*)	08/01/2013	10/31/2023	USD	273	243
Structured Financing (*)	12/11/2015	03/11/2026	USD	503	448
Structured Financing (*)	12/11/2015	03/11/2026	EUR	341	341
Bilateral loan	07/11/2019	08/14/2026	EUR	—	200
Credit	05/23/2013	03/01/2022	GBP	100	117
(*) Facilities with amortization schedule, showing in the column "Limit 12/31/2019" the outstanding amount.
14.3 Maturities of balances
The maturity of balances at December 31, 2020 and 2019 are as follows:

December 31, 2020	Maturity
Millions of euros	2021	2022	2023	2024	2025	Subsequent years	Closing balance
Loans with financial entities	318	120	133	118	335	686	1,710
Derivatives (Note 16)	578	305	86	133	73	3,428	4,603
Total	896	425	219	251	408	4,114	6,313

December 31, 2019	Maturity
Millions of euros	2020	2021	2022	2023	2024	Subsequent years	Closing balance
Loans with financial entities	364	52	280	135	162	677	1,670
Derivatives (Note 16)	457	199	222	101	131	1,686	2,796
Total	821	251	502	236	293	2,363	4,466
14.4 Interest-bearing debt arranged or repaid in 2020

The most significant transactions in 2020 mainly includes the following:

Description	Limit Dec 31 2020 (millions)	Currency	Outstanding balance Dec 31 2020 (million euros)	Arrangement date	Maturity date	Drawdown 2020 (million euros)	Repayment 2020 (million euros)
Telefónica, S.A.
Bilateral Credit (1)	135	EUR	—	05/14/2019	05/14/2024	—	—
Bilateral Loan (2)	200	EUR	—	12/18/2020	06/18/2024	—	—
Bilateral Loan	—	EUR	150	11/08/2019	03/12/2030	150	—
Bilateral Loan	—	EUR	200	12/04/2019	05/06/2027	200	—
(1) On February 18, 2020, Telefónica reduced the limit of the bilateral loan from 300 to 135 million euros.
(2) The bilateral loan has two annual extension options.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	38

Financial Statements 2020
14.5 Average interest on loans and borrowings

The average interest rate in 2020 on loans and borrowings denominated in euros was 0.387% (0.386% in 2019) and 1.79% (2.058% in 2019) for foreign-currency loans and receivables.

14.6 Unused credit facilities
The balances of loans and borrowings only relate to drawn down amounts.
At December 31, 2020 and 2019, Telefónica had undrawn credit facilities amounting to 10,709 million euros and 11,157 million euros, respectively.
Financing arranged by Telefónica, S.A. at December 31, 2020 and 2019 is not subject to compliance with financial ratios (covenants).

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	39

Financial Statements 2020
Note 15. Payable to group companies and associates

15.1 Detail of group debts

The breakdown of payable to group companies and associates at the 2020 and 2019 year ends is as follows:

December 31, 2020
Millions of euros	Non-current	Current	Total
Loans	38,873	11,703	50,576
Trade payables to Group companies and associates	3	120	123
Derivatives (Note 16)	—	4	4
Tax Group payables to subsidiaries	24	436	460
Total	38,900	12,263	51,163

December 31, 2019
Millions of euros	Non-current	Current	Total
Loans	40,259	14,374	54,633
Trade payables to Group companies and associates	2	153	155
Derivatives (Note 16)	—	7	7
Tax Group payables to subsidiaries	24	17	41
Total	40,285	14,551	54,836

The maturity of these loans at the 2020 and 2019 year ends is as follows (figures in millions of euros):

December 31, 2020
Company	2021	2022	2023	2024	2025	2026 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	3,326	3,114	2,228	1,008	2,273	20,853	32,802
Telefónica Europe, B.V.	1,467	999	2,243	997	1,294	3,693	10,693
Telfisa Global, B.V.	6,311	—	—	—	—	—	6,311
Telefónica Participaciones, S.A.U.	599	—	—	—	—	—	599
Telefónica de Argentina, S.A.	—	—	—	—	171	—	171
Total	11,703	4,113	4,471	2,005	3,738	24,546	50,576

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	40

Financial Statements 2020

December 31, 2019
Company	2020	2021	2022	2023	2024	2025 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	5,245	3,420	3,662	2,214	997	20,276	35,814
Telefónica Europe, B.V.	2,061	292	997	2,241	996	4,572	11,159
Telfisa Global, B.V.	7,068	—	—	—	—	—	7,068
Telefónica Participaciones, S.A.U.	—	592	—	—	—	—	592
Total	14,374	4,304	4,659	4,455	1,993	24,848	54,633

Financing raised by Telefónica, S.A. through its subsidiary Telefónica Europe, B.V. at December 31, 2020 amounting 10,693 million euros (11,159 million euros in 2019). This financing entails a number of loans paying market interest rates calculated on a Euribor plus spread basis, with average interest rates in both 2020 and 2019 of 0.04%. The main source of this financing was the funds obtained through the issuance of undated deeply subordinated reset rate guaranteed securities amounting to 7,502 million euros (7,782 million euros in 2019), bonds and debentures amounting to 1,596 million euros (1,617 million euros in 2019) and commercial paper amounting to 1,248 million euros (1,390 million euros in 2019).
Financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2020 was 32,802 million euros (35,814 million euros in 2019). This financing is arranged as loans between these companies on the similar terms and conditions as those of the notes issued under the debt issuance programmes of Telefónica Emisiones, S.A.U. The average interest rate in 2020 was 3.32% (3.57% in 2019). The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on the corresponding effective interest rates. Telefónica Emisiones, S.A.U. raised financing in 2020 by tapping the European, and American capital markets, issuing bonds totaling 3,500 million euros (3,598 million euros in 2019).
The characteristics of the main bonds issued during 2020 are the following:

Description	Issue date	Maturity date	Amount in millions (nominal)	Currency of issue	Amount in millions of euros (nominal)	Coupon
Telefónica Emisiones, S.A.U.
EMTN bond	02/03/2020	02/03/2030	1,000	EUR	1,000	0.664%
EMTN bond	05/21/2020	08/21/2027	1,250	EUR	1,250	1.201%
EMTN bond	05/21/2020	05/21/2032	750	EUR	750	1.807%
EMTN bond	07/13/2020	07/13/2040	500	EUR	500	1.864%

Part of the amount owed by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and to Telefónica Europe, B.V. includes adjustments to amortized cost at December 31, 2020 and 2019 as a result of fair value interest rate and exchange rate hedges.
Telfisa Global, B.V. centralizes and handles cash management and flows for the Telefónica Group in Latin America, the United States, Europe and Spain. The balance payable to this subsidiary is formalized through several deposit agreements accruing interest at market rates and amounting to 6,311 million euros in 2020 (7,068 million euros in 2019).

Financing raised by Telefónica, S.A. through Telefónica Participaciones, S.A.U. at December 31, 2020 totals 599 million euros (592 million euros in 2019) and corresponds to a loan with a principal of 600 million euros at an annual interest rate of 0.25%, which funds are a result of the issuance of non-dilutive convertible bonds carried out by Telefónica Participaciones, S.A.U., guaranteed by Telefónica, S.A. on March 9, 2016. These bonds are benchmarked against the value of Telefónica, S.A.`s shares, with an aggregate nominal amount of 600 million euros, an issue price of 101.25% and 5-year maturity.
The 2020 disclosure includes a new loan granted by Telefónica de Argentina, S.A. to the Company in September 2020 amounting to 209 million US dollars (171 million euros as of year end exchange rates), maturity date in 2025 and a variable interest rate referred to Libor.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	41

Financial Statements 2020
15.2 Tax liabilities

The balance of “Payable to subsidiaries due to taxation on a consolidated basis” was 460 and 41 million euros at December 31, 2020 and 2019, respectively. This basically includes payables to Group companies for their contribution of taxable income (tax loss carryforwards) to the tax group headed by Telefónica, S.A. (see Note 17). The current or non-current classification is based on the Company’s projection of maturities.
The most significant balances correspond to Telefónica de España, S.A.U. amounting to 118 million euros (there was no liability in 2019), Telefónica Móviles de España, S.A.U. amounting to 221 million euros (there was no liability in 2019), Telefónica Latinoamérica Holding, S.L.U. amounting to 21 million euros in 2020 y 2019 and Telefónica Digital España, S.L.U. amounting 28 million euros (11 million euros in 2019).

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	42

Financial Statements 2020
Note 16. Derivative financial instruments and risk management policies

a) Derivative financial instruments

During 2020, the Group continued to use derivatives to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.
At December 31, 2020, the total outstanding balance of derivatives transactions was 88,359 million euros (103,395 million euros in 2019), of which 55,524 million euros related to interest rate risk and 32,835 million euros to foreign currency risk. In 2019, 76,367 million euros related to interest rate risk and 27,028 million euros to foreign currency risk.
This figure is inflated by the use, in some cases, of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). The high volume is also due to the fact that when a derivative transaction is cancelled, the Company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.
It should be noted that at December 31, 2020, Telefónica, S.A. had transactions with financial institutions to hedge exchange rate risk for other Telefónica Group companies amounting to 1,651 million euros (2,113 million euros in 2019). At year-end 2020 and 2019, the Company had no transactions to hedge interest rate risk for other Group companies. These external trades are matched by intragroup hedges with identical terms and maturities between Telefónica, S.A. and Group companies, and therefore involve no risk for the Company. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.
The breakdown of Telefónica, S.A.’s interest rate and exchange rate derivatives at December 31, 2020, their notional amounts at year end and the expected maturity schedule is as follows:

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	43

Financial Statements 2020

2020
Millions of euros		Telefónica receives		Telefónica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	37,650
Fixed to fixed	175	175	EUR	175	EUR
Fixed to floating	20,685	20,685	EUR	20,685	EUR
Floating to fixed	16,790	16,790	EUR	16,790	EUR
Foreign currency interest rate swaps	17,039
Fixed to floating
CHFCHF	139	150	CHF	150	CHF
GBPGBP	1,336	1,200	GBP	1,200	GBP
USDUSD	15,181	18,625	USD	18,625	USD
Floating to fixed
USDUSD	383	470	USD	470	USD
Exchange rate swaps	17,022
Fixed to fixed
EURBRL	184	184	EUR	1,171	BRL
EURUSD	618	618	EUR	758	USD
MXNUDI	353	5,938	MXN	1,305	UDI
UDIMXN	243	1,305	UDI	5,938	MXN
Fixed to floating
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating
CHFEUR	125	150	CHF	125	EUR
GBPEUR	1,009	900	GBP	1,009	EUR
USDEUR	14,395	16,545	USD	14,395	EUR
Forwards	15,634
BRLEUR	4	27	BRL	4	EUR
CLPEUR	—	350	CLP	—	EUR
CZKEUR	64	1,708	CZK	64	EUR
EURBRL	2,435	2,435	EUR	15,527	BRL
EURCLP	43	43	EUR	37,800	CLP
EURGBP	8,494	8,494	EUR	7,628	GBP
EURMXN	1	1	EUR	25	MXN
EURUSD	3,102	3,102	EUR	3,806	USD
GBPEUR	528	472	GBP	528	EUR
GBPUSD	2	2	GBP	2	USD
USDBRL	155	187	USD	988	BRL
USDCLP	6	7	USD	5,295	CLP
USDCOP	1	1	USD	3,504	COP
USDEUR	627	759	USD	627	EUR
USDGBP	27	32	USD	24	GBP
USDPEN	2	2	USD	8	PEN
CLPUSD	1	752	CLP	1	USD
BRLUSD	142	920	BRL	174	USD
MXNEUR	—	3	MXN	—	EUR
Subtotal	87,345

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	44

Financial Statements 2020

Millions of euros
Notional amounts of structured products with options	Value in euros	Notional	Currency
Interest rate options Caps & Floors	835
Caps&Floors	835
GBP	835	750	GBP
Currency options	179
EURGBP	(2,899)	(2,899)	EUR
GBPEUR	2,917	2,917	EUR
USDBRL	(943)	1,157	USD
BRLUSD	1,104	(1,355)	USD
Subtotal	1,014
Total	88,359

The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Pension Plans	6,567	960	1,762	1,458	2,387
Loans	6,740	1,903	3,685	1,040	112
In national currency	3,510	785	1,925	800	—
In foreign currencies	3,230	1,118	1,760	240	112
Debentures and bonds MtM	54,478	8,354	5,443	3,265	37,416
In national currency	14,217	1,550	2,767	2,925	6,975
In foreign currencies	40,261	6,804	2,676	340	30,441
Other underlying (*)	20,574	16,855	3,031	401	287
CCS	781	246	124	124	287
Currency options	178	178	—	—	—
Forward	15,635	15,635	—	—	—
IRS	3,980	796	2,907	277	—
Total	88,359	28,072	13,921	6,164	40,202
(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	45

Financial Statements 2020
The breakdown of Telefónica, S.A.’s derivatives in 2019, their notional amounts at year end and the expected maturity schedule is as follows:

2019
Millions of euros		Telefónica receives		Telefónica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	53,021
Fixed to fixed	175	175	EUR	175	EUR
Fixed to floating	26,007	26,007	EUR	26,007	EUR
Floating to fixed	26,839	26,839	EUR	26,839	EUR
Foreign currency interest rate swaps	22,465
Fixed to floating
CHFCHF	346	375	CHF	375	CHF
GBPGBP	2,796	2,380	GBP	2,380	GBP
USDUSD	18,458	20,728	USD	20,728	USD
Floating to fixed
GBPGBP	446	380	GBP	380	GBP
USDUSD	419	470	USD	470	USD
Exchange rate swaps	17,558
Fixed to fixed
EURBRL	259	259	EUR	1,171	BRL
EURUSD	865	865	EUR	972	USD
Fixed to floating
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating
CHFEUR	308	375	CHF	308	EUR
GBPEUR	1,928	1,600	GBP	1,928	EUR
USDEUR	14,103	16,478	USD	14,103	EUR
Forwards	9,470
BRLEUR	63	286	BRL	63	EUR
CLPEUR	2	1,300	CLP	2	EUR
CZKEUR	66	1,708	CZK	66	EUR
EURBRL	1,740	1,740	EUR	7,877	BRL
EURCLP	349	349	EUR	293,533	CLP
EURGBP	4,177	4,177	EUR	3,555	GBP
EURMXN	25	25	EUR	528	MXN
EURUSD	2,020	2,020	EUR	2,268	USD
GBPEUR	82	70	GBP	82	EUR
GBPUSD	3	3	GBP	4	USD
USDBRL	21	23	USD	97	BRL
USDCLP	3	4	USD	2,936	CLP
USDCOP	1	2	USD	5,354	COP
USDEUR	898	1,003	USD	898	EUR
USDGBP	17	18	USD	14	GBP
USDPEN	3	3	USD	10	PEN
CLPUSD	—	233	CLP	—	USD
Subtotal	102,514

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	46

Financial Statements 2020

Millions of euros
Notional amounts of structured products with options	Value in Euros	Notional	Currency
Interest rate options Caps & Floors	881
Caps&Floors	881
GBP	881	750	GBP
Total	103,395

The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Promissory notes and Commercial Paper	1,358	1,358	—	—	—
Pension plans	2,870	390	810	650	1,020
Loans	13,509	4,794	4,628	2,332	1,755
In national currency	8,335	3,275	1,560	1,950	1,550
In foreign currencies	5,174	1,519	3,068	382	205
Debentures and bonds MtM	65,515	12,842	14,150	4,826	33,697
In national currency	15,917	5,400	2,917	3,600	4,000
In foreign currencies	49,598	7,442	11,233	1,226	29,697
Other underlying (*)	20,143	11,663	3,440	2,968	2,072
CCS	259	195	64	—	—
Forward	9,470	9,470	—	—	—
IRS	10,414	1,998	3,376	2,968	2,072
Total	103,395	31,047	23,028	10,776	38,544
(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries.
The debentures and bonds hedged relate to both those issued by Telefónica, S.A. and intragroup loans on the same terms as the issues of Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.
b) Risk management policy

Telefónica, S.A. is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.
The main market risks affecting Telefónica are as follows:
Exchange rate risk
Foreign currency risk primarily arises in connection with: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than euro (primarily in Latin America and in the United Kingdom), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt and (iii) due to those accounts payable or receivable referred to the entity that has registered the transaction.
Interest rate risk
Interest rate risk arises primarily in connection with changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of non-current liabilities at fixed interest rates.
Share price risk
Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from derivatives on treasury shares.
Other risks
Telefónica, S.A. is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	47

Financial Statements 2020
capital market operations). The cost of finance could also be affected by changes in the credit spreads (over benchmark rates) demanded by lenders.
Credit risk appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.
Finally, Telefónica is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica, S.A. operates, especially in Latin America.
Risk management
Telefónica, S.A. actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.
Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt internally calculated. Telefónica believes that these parameters are more appropriate to understand its debt position. Net debt and net financial debt take into account the impact of the Group’s cash and cash equivalents balances including derivative positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt).
Exchange rate risk
The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the OIBDA generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency against euro, are offset (to some extent) by savings from the reduction in the value of debt denominated in such currencies converted to euros and/or synthetic debt in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt over operating income before depreciation and amortization (OIBDA) ratio, in order to protect the Group solvency. The degree of exchange rate hedging employed varies depending on the type of investment. For transactions of purchase or sale of a business in currencies other than euro, additional hedges can be made based on the estimate prices of the transactions or on estimated cash flows and OIBDA.
Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.
At December 31, 2020, net financial debt in pounds sterling was equivalent to 8,371 million euros (3,938 million euros at December 31, 2019), aligned with the objective of meeting the policy of maintaining debt in pounds sterling around 2 times the OIBDA/Net Financial Debt ratio.
Telefónica also manages its exchange rate risk, seeking to significantly reduce the negative impact of any currency exposure on the income statement, both from transactions recognized on the balance sheet and those classified as highly probable, regardless of whether or not open positions are held. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in obtaining funding in the local currency, making it impossible to arrange a low-cost hedge (as in Argentina and Venezuela); (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for funding through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high depreciation risks.
The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others: bond issuances in currencies other than the euro, which is Telefónica, S.A.'s functional currency, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.
Interest rate risk
Telefónica´s financial expenses are exposed to changes in interest rates. In 2020 Euribor, the dollar Libor and the pound sterling Libor were the short term rates that accounted for most of the exposure. Telefónica manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest rate options.
Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. The table illustrates the sensitivity of finance costs and the balance sheet to variability in interest rates at Group and Telefónica, S.A. level.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	48

Financial Statements 2020

	Impact on Consolidated P/L	Impact on Telefónica, S.A. P/L	Impact on Consolidated Equity	Impact on Telefónica, S.A. Equity
+100bp	(100)	(64)	(858)	(858)
-100bp	97	61	858	858

To calculate the sensitivity of the income statement, a 100 basis point rise in interest rates in all currencies in which there are financial positions at December 31, 2020 has been assumed, as well as a 100 basis point decrease in all currencies in order to avoid negative rates. The constant position equivalent to that prevailing at the end of the year has also been assumed.
To calculate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms in which there are financial positions at December 31, 2020 was assumed, as well as a 100 basis point decrease in all currencies and terms. Cash flow hedge positions were also considered as they are the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.
In both cases, only transactions with external counterparties have been considered.
Share price risk
The Telefónica Group is exposed to changes in the value of equity investments, of derivatives associated with such investments, of convertible or exchangeable instruments issued by Telefónica Group, of share-based payments plans, of treasury shares and of equity derivatives over treasury shares.
According to the share-based payments plans (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by Telefónica or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future implies a risk since there could be an obligation to hand over the maximum number of shares granted at the end of each cycle, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each cycle if the share price at the vesting date is above the price at the start of the cycle. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.

In 2018, the General Shareholder’s Meeting approved a long-term incentive plan consisting of the delivery of shares of Telefónica, S.A. allocated to executives and managers of the Telefónica Group. Additionally, the Shareholder’s Meeting approved a share plan for the incentivized purchase of shares for employees of the Telefónica Group, which was implemented in July 2019. The characteristics of both plans are described in Note 19.
To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.
In addition, part of the treasury shares of Telefónica, S.A. held at December 31, 2020 might be used to cover the shares deliverable under the new plans. The fair value of the treasury shares at liquidation moment could increase or decrease depending on the variations in Telefónica, S.A.’s share quotation.
Liquidity risk
The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:
1.The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.
2.The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.
Country risk
The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):
1.Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies so that any potential asset impairment would be accompanied by a reduction in liabilities; and,
2.Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Credit risk
The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	49

Financial Statements 2020
“A-” or in case of Spanish entities in line with the credit rating of the Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.
CVA or net Credit Valuation Adjustment (CVA+DVA) by is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA = (Expected Exposure) x (Probability of Default) x (Loss Given Default), in case of default or loss given default. In order to calculate these variables standard market practices are used.
When managing credit risk, Telefónica considers the use of CDS, novations, derivatives with break clauses and signing CSAs under certain conditions.
For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.
Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); and the instruments in which the surpluses may be invested (money-market instruments).
The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.
Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.
This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.
Telefónica’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 8 and 9) and the guarantees given by Telefónica (See Note 20).
Capital management
Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the capital structure of the Company, with the aim of maintaining the solvency and creating value to the shareholders.
The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. Telefónica also uses as reference a certain level of net financial debt (excluding items of a non-recurring or exceptional nature) that allows a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.
These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.
Derivatives Policy
Telefónica’s derivatives policy emphasizes the following points:
•Derivatives based on a clearly identified underlying.
•Matching of the underlying to one side of the derivative.
•Matching the company contracting the derivative and the company that owns the underlying.
•Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.
•Sale of options only when there is an underlying exposure.

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Financial Statements 2020
Hedge accounting
Hedges can be of three types:

•Fair value hedges.

•Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instruments used are options and only the intrinsic value of the option is recognized as an effective hedge. The changes in the temporal value of the option are registered in the income statements.
•Net investment hedges in consolidated foreign subsidiaries. Generally such hedges are arranged by the parent company and the other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. However, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It might also occur that the local debt market is not deep enough to accommodate the required hedge, or that an acquisition is made in cash with no need for market financing. In these circumstances, derivatives, either forwards or cross-currency swaps, are mainly used to hedge the net investment.
Hedges can comprise a combination of different derivatives.
There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our equity. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in the perceived risk on the underlying or a change in market view. The hedges must meet the effectiveness test and be well documented. To gauge the efficiency of transactions defined as accounting hedges, Telefónica analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedging instrument would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model for both forward- and backward-looking analysis.
The possible sources of ineffectiveness that might arise when designing a hedging relationship and that will be considered when establishing the hedging rationale are:
•The hedging instrument and the hedged item have different maturity dates, initial dates, contract dates, repricing dates, etc.
•The hedging instrument starts with initial value and a financing effect is produced.
•When the underlying items have different sensitivity and are not homogeneous, for example EURIBOR 3M versus EURIBOR 6M.
The main guiding principles for risk management are laid down by Telefónica’s finance department and implemented by the subsidiaries' chief financial officers (who are responsible for balancing the interests of the companies in a standalone basis and those of the Telefónica Group). The Corporate finance department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.
In 2020 the Company recognized a profit of 48.7 million euros for the ineffective part of cash flow hedges (a loss of 17.1 million euros in 2019).
The fair value of Telefónica, S.A. ´s derivatives with third parties amounted to a positive MtM (accounts receivable) of 20 million euros in 2020 (1,567 million euros in 2019).
The fair value of Telefónica, S.A.´s intragroup derivatives amounted to a positive MtM (accounts receivable) of 15 million euros in 2020 (negative MtM of 54 million euros in 2019).
The breakdown of the Company’s derivatives with third party counterparties at December 31, 2020 and 2019 by type of hedge, their fair value at year end and the expected maturity schedule of the notional amounts is as follows:

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	51

Financial Statements 2020

2020
Millions of euros		Notional amount maturities (*)
Derivatives	Fair value (**)	2021	2022	2023	Subsequent years	Total
Interest rate hedges	(1,337)	—	(490)	(800)	(2,639)	(3,929)
Cash flow hedges	14	—	67	—	—	67
Fair value hedges	(1,351)	—	(557)	(800)	(2,639)	(3,996)
Exchange rate hedges	1,031	404	125	—	5,856	6,385
Cash flow hedges	1,031	404	125	—	5,856	6,385
Interest and exchange rate hedges	(184)	247	189	668	886	1,990
Cash flow hedges	(184)	247	189	668	886	1,990
Net investment Hedges	19	(3,752)	—	—	—	(3,752)
Other derivatives	451	(11,779)	42	(258)	1,103	(10,892)
Interest rate	(75)	(4,637)	(673)	(258)	(1,283)	(6,851)
Exchange rate	271	(7,303)	561	—	2,386	(4,356)
Other	255	161	154	—	—	315
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional versus foreign currency.
(**) Positive amounts indicate payables.

2019
Millions of euros		Notional amount maturities (*)
Derivatives	Fair value (**)	2020	2021	2022	Subsequent years	Total
Interest rate hedges	(590)	659	—	(520)	(501)	(362)
Cash flow hedges	54	481	—	67	877	1,425
Fair value hedges	(644)	178	—	(587)	(1,378)	(1,787)
Exchange rate hedges	(188)	(574)	1,102	125	5,856	6,509
Cash flow hedges	(262)	2,219	1,102	125	5,856	9,302
Fair value hedges	74	(2,793)	—	—	—	(2,793)
Interest and exchange rate hedges	(809)	800	2,002	189	1,554	4,545
Cash flow hedges	(809)	800	2,002	189	1,554	4,545
Other derivatives	20	(7,263)	(1,363)	(213)	(1,635)	(10,474)
Interest rate	(68)	(1,939)	(823)	(774)	(1,812)	(5,348)
Exchange rate	75	(5,511)	(64)	561	177	(4,837)
Other	13	187	(476)	—	—	(289)
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional versus foreign currency.
(**) Positive amounts indicate payables.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	52

Financial Statements 2020

Note 17. Income tax

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated tax group in 2020 and 2019 comprised 44 and 42 companies, respectively.
Consolidated tax group is valid during an indefinite period as long as the law requirements are fulfilled, or the Company decides to expressly resign to it.
Tax balances as of December 31, 2020 and 2019 are as follows:

Millions of euros	2020	2019
Tax receivables:	2,216	2,164
Deferred tax assets:	2,115	2,061
Deferred income tax (income)	371	194
Long-term tax credits for loss carryforwards	869	980
Unused tax deductions	875	887
Current tax receivables (Note 10):	101	103
Withholdings	21	20
Corporate income tax payable	68	76
VAT and Canary Islands general indirect tax refundable	12	7
Tax payable:	219	326
Deferred tax liabilities:	151	143
Current payables to public administrations (Note 18):	68	183
Personnel income tax withholdings	5	8
Withholding on investment income, VAT and other	61	173
Social security	2	2

Telefónica S.A., considers that unused tax loss carryforwards in Spain, taking into account tax litigation in which the group is involved, amount to 4,854 million euros at December 31, 2020.

Dec 31 2020	Total carry-forwards	Less than 1 year	More than 1 year	Total recognized
Tax Group tax credits for loss carryforwards	4,603	646	3,957	3,476
Prior to Tax Group loss carryforwards (*)	251	—	251	—
(*) Unused tax credits for loss carryforwards

Total tax credits based on the taxable income recognized in the balance sheet at December 31, 2020 therefore amounts to 869 million euros (980 million euros in 2019).
During 2020, Telefónica, S.A., as head of the Telefónica tax group, made payments on account of income tax amounting to 39 million euros (59 million euros in 2019).

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	53

Financial Statements 2020
17.1 Movement in deferred tax assets and liabilities
The balances and movements in deferred tax assets and liabilities for Telefónica, S.A. at December 31, 2020 and 2019 are as follows:

2020
Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	980	194	887	2,061	143
Arising in the year	27	199	56	282	25
Reversal	(138)	(15)	(99)	(252)	—
Transfers to the tax group’s net position	—	(7)	31	24	(17)
Closing balance	869	371	875	2,115	151

2019
Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	1,831	277	870	2,978	291
Arising in the year	—	19	9	28	—
Reversal	(16)	(85)	—	(101)	(9)
Transfers to the tax group’s net position	(835)	(17)	8	(844)	(139)
Closing balance	980	194	887	2,061	143

The group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Due to the COVID-19 crisis (see Note 2), at December 31, 2020 the hypothesis assumed and the estimation of recoverability of deferred tax assets were revalued, taking into account the latest regulatory changes. As a result, Telefónica, S.A. reversed deferred tax assets for loss carryforwards with a counterparty in Corporate income tax amounting to 138 million euros, corresponding to the tax group in Spain (16 million euros in 2019). The effect of asset deductions in 2020 is a net addition of 56 million euros (9 million euros of in 2019).
A partial resolution upholding the claims of Telefónica, S.A. by the Tribunal Económico-Administrativo Central (TEAC) pertaining the overpayments made in 2008-2011 resulted in a collection of 702 million euros, which was shown as "Transfers" in the caption "Tax Credits" of the 2019 chart of movements. Moreover, compensating interests of 201 million euros related to this resolution were collected (see Notes 17.3 and 21).

On the other hand, pursuant to the 16º transitional provision of RDL 3/2016, establishing the compulsory integration by fifth parts of the investment write-offs considered as deductible prior to January 1, 2013, in 2020 134 million euros have been disposed from the deferred tax caption. In 2019, 136 million euros were disposed from the same caption, creating a liability with the Tax Authorities.
Following the publication in the BOE of December 31, 2020 of Law 11/2020 on General State Budgets 2021, and with effect from January 1, 2021, the exemption to avoid double taxation of the dividends and positive income derived from the transfer of shares of article 21 of LIS, will be reduced by 5% in concept of non-deductible management expenses, which reduces the effective exemption to 95%.
With respect to consolidated tax group, this 5% will not be eliminated even when it relates to dividends or income derived from the transfer of shares, distributed or obtained (respectively) within the tax group.
As a consequence of the analysis of this impact in Telefónica, S.A. 24 million euros of deferred tax assets and 25 million euros of deferred tax liabilities have been accounted in 2020 and shown as Additions in the chart of movements.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	54

Financial Statements 2020
17.2 Reconciliation of accounting profit (loss) to taxable income and income tax expense to income tax payable
The calculation of the income tax expense and income tax payable for 2020 and 2019 is as follows.

Millions of euros	2020	2019
Accounting profit (loss) before tax	(1,966)	5,122
Permanent differences	307	(7,285)
Temporary differences:	529	594
Arising in the year	38	74
Arising in prior years	491	520
Tax result	(1,130)	(1,569)
Gross tax payable	(283)	(392)
Corporate income tax refundable	(283)	(392)
Activation/Reversal of loss carryforwards and/or deductions	46	8
Temporary differences for tax valuation	(132)	(149)
Other effects	63	(117)
Corporate income tax accrued in Spain	(306)	(650)
Foreign taxes	25	32
Income tax	(281)	(618)
Current income tax	(257)	(360)
Deferred income tax	(24)	(257)
The permanent differences mainly correspond to the write-off of the investments in Group companies, to the non-tributable dividends received, to the non-tributable capital gains on the sale of several subsidiaries (see Note 8) and to the financial goodwill.
The heading "Activation/reversion of loss carryforwards and/or deductions" mainly includes the activation of deductions by 56 million euros (activation of 9 million euros in 2019) and the reversal of loss carryforwards by 101 million euros in 2020 (reversal of 16 million euros in 2019).
The caption “Other effects” mainly includes the impact arising from the provision made in relation to the tax deductibility of the financial goodwill.

17.3 Tax inspections and tax-related lawsuits
In July 2019, new inspection proceedings were initiated with respect to several of the companies belonging to tax group 24/90, of which Telefónica, S.A. is the dominant company. The taxes and period being audited are as follows: corporate income tax for the years 2014 to 2017 and value added tax, withholdings and personal income tax returns on real estate and non-resident income tax returns for the second half of 2015 and from 2016 to 2018. Given that the inspection process is still ongoing and that there are pending tax years to be inspected, it has been determined that there is no need to recognize additional liabilities in the annual accounts of Telefónica, S.A. The maximum term of the tax inspections is 27 months. However, after the publication of RD 3/2020 of March 17 related to Covid-19, the proceeding was paralyzed between March 14, 2020 and June 1, 2020 and the term was in accordance extended until December 2021.
In relation to the corporate tax inspection for the years 2008 to 2011, on January, 22, 2019, Telefónica was notified of a resolution issued by the Spanish Central Economic-Administrative Tax Court (Tribunal Económico-Administrativo Central) which partially upheld the claims brought by Telefónica against the assessments relating to the 2008-2011 corporate income tax audit.

On March 15, 2019, Telefónica announced that it had been notified of an Execution Notice issued by the Agencia Estatal de Administración Tributaria in connection with the Spanish Central Economic-Administrative Tax Court resolution. Said Execution Notice ordered a 702 million euros refund to Telefónica pertaining to overpayments made by it in those tax years, which was paid to Telefónica in a that date. Telefónica filed an appeal with the Central Economic-Administrative Tax Court against the Execution Notice. Such appeal was resolved favorably to Telefónica´s interests on June 13, 2019, resulting in a new refund, 201 million euros of which related to compensating interests which were registered as income tax in the 2019 income statement. Telefónica received this payment in July of this same year.
In relation to the corporate tax inspection for the years 2005 to 2007 and 2008 to 2011, which ended in 2012 and 2015 respectively, Telefónica continues to dispute the criteria used for the accounting of Net Operating Losses and deductions. The case is pending before the National Audience.
At the end of 2020, it was determined that there was no need to record additional liabilities as a result of any of the foregoing.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	55

Financial Statements 2020
Tax deductibility of financial goodwill
The tax regulations added article 12.5 to the Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.
Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized for five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Colombia Telecom (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect in the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2020, was 1,716 million euros.
In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged in the first decision the validity of the tax incentive for those investors that invested in European companies for operations carried out before December 21, 2007, and before May 21, 2011 for investments in other countries in the second decision, in its third decision dated October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.
Furthermore, there are also doubts in the Spanish Courts about the classification of the incentive as a deduction and if this deduction would remain in the case of a subsequent transmission.
As of the date of these financial statements, the three decisions continue to be subject to a final ruling. The first two were initially annulled by two judgments of the General Court of the European Union, which were appealed by the EC to the Court of Justice of the European Union and sent again to the General Court in December, 2016, which ruled on November 15, 2018, confirming the applicability of legitimate expectations principle, but considered the "goodwill amortization" as state aid not compatible with the common market. The third decision remains pending in judgment at first instance.
Notwithstanding the above, the Tax and Customs Control Unit of the Spanish Tax Authority (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019 the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015, and in November of the same year it initiated the recovery procedure for the years 2016 to 2018. The effective recovery of the aid is provisional, pending the final results of the appeals brought against the three decisions. The result of the settlement, once offset by outstanding tax credits (tax losses carryforward and deductions) resulted in a payment of 1.4 million euros.
Without prejudice to the view that the company understands that the legitimate expectations principle in relation to this tax incentive applies, in relation to tax-amortized goodwill by the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly Vivo, the Group has decided to continue accruing the amount of the goodwill amortized for tax purposes, totaling 420 million euros as of 31 December 2020 (352 million euros as of 31 December 2019).

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	56

Financial Statements 2020
Note 18. Trade, other payables and provisions

A)Trade and other payables
The breakdown of “Trade and other payables” is as follows:

Millions of euros	2020	2019
Suppliers	101	68
Accounts payable to personnel	39	40
Other payables	9	16
Other payables to public administrations (Note 17)	68	183
Total	217	307
Other payables
In accordance with Telefónica’s irrevocable commitment, undertaken in 2015, to pay a 325 million euros donation to Fundación Telefónica, in 2019 cash payments have been made in an amount of 47.5 million euros and in-kind contributions amounting to 0.2 million euros. The outstanding amount of this item as of December 31, 2019 totals 1 million euros has been fully cancelled in 2020.
Information on deferred payments to third parties. (Third additional provision, “Information requirement” of Law 15/2010 of July, 5)
In accordance with the aforementioned Law, the following information corresponding to the Company is disclosed:

	2020	2019
	Number of days	Number of days
Weighted average maturity period	36	38
Ratio of payments	36	38
Ratio of outstanding invoices	40	32
	Millions of euros	Millions of euros
Total Payments	270	253
Outstanding invoices	21	23

Telefónica, S.A. has adapted its internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree 4/2013, amending Law 3/2004, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers, as contractually agreed with them, in 2020 included payment periods with a maximum of 60 days.

For reasons of efficiency and in line with general practice in the business, the Company has set payment schedules, whereby payments are made on set days. Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2020 surpassing the legal limit were due to circumstances or incidents beyond the payment policies, mainly the delay in the billing process (a legal obligation for the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.
B) Provisions

In 2020 and 2019 the concepts and amounts under the provisions caption are the following:

2020
Millions of euros	Non-current	Current	Total
Tax Provisions	433	—	433
Termination plans (Note 19)	94	24	118
Other provisions	178	2	180
Total	705	26	731

2019
Millions of euros	Non-current	Current	Total
Tax Provisions	366	—	366
Termination plans (Note 19)	112	12	124
Other provisions	175	3	178
Total	653	15	668
Movements in the provisions during 2020 and 2019 are disclosed below:

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	57

Financial Statements 2020

Millions of euros	2020	2019
Opening balance:	668	587
Additions	83	127
Amortization and reversals	(17)	(45)
Transfers	(3)	—
Fair value adjustments and others	—	(1)
Closing balance:	731	668
Non-current	705	653
Current	26	15
In 2020 and 2019 the caption “Additions” includes 68 million euros in both cases, of tax provisions for the article 12.5 of the Spanish Corporate Tax Law related to the acquisition of Vivo (see Note 17).
With respect to the simplification and transformation process of the Telefónica Group, Telefónica, S.A. launched in 2015 a voluntary termination plan ending in December 2017 for the employees who met the requirements defined by the Plan regarding age and seniority in the Company, among others. Following this transformation and simplification framework, the Company, on the one hand, extended in 2016 the plan termination till 2018 and on the other hand, set up in December 2016 a new voluntary programme aimed at some employees who met certain requirements related to seniority in the Company.

In 2019, Telefónica, S.A. launched a new voluntary termination plan for the employees who met certain requirements regarding the age of the employee and the seniority in the Company. The programme was implemented during the first months of 2020. On the other hand, as a result of the change in the Group Structure announced on November 2019, several employees left the Company in December 2019.
Moreover, the new voluntary programmes launched in 2019 by Telefónica de España, S.A.U. and Telefónica Móviles España, S.A.U. resulted in liabilities related to employees of these subsidiaries who had also been working In Telefónica, S.A., and part of their indemnities had to be assumed by Telefónica, S.A. The total impact was an expense of 55 million euros in the 2019 income statement.
In 2020, the programmes launched in 2019 (Plan 5 and Plan 10) with requirements regarding age and seniority in the Company for active employees as of January 1, 2020 have been implemented. Additional expense of 15 million euros has been registered to cover the programmes.
In 2020 and 2019 amortization of 17 and 28 million euros, respectively, related to the different programmes launched in previous years have been registered.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	58

Financial Statements 2020
Note 19. Revenue and expenses

19.1 Revenue
a) Rendering of services
Telefónica, S.A. has contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2020 and 2019, “Rendering of services to Group companies and associates” included 379 and 393 million euros, respectively, for this item.
Telefónica, S.A. has signed contracts to provide management support services to Telefónica de España, S.A.U, Telefónica Móviles España, S.A.U., Telefónica UK, Ltd., Telefónica Latinoamérica Holding, S.L., Telxius Telecom, S.A.U. and since 2018, Telefónica Germany, GmbH. Revenues received for this concept in 2020 and 2019 amounted to 30 and 34 million euros, respectively, recognized under “Rendering of services to Group companies and associates”.
Revenues also include property rental income amounting to 43 million euros in both years, mainly generated from the lease of office space in Distrito Telefónica to several Telefónica Group companies (see Note 7).
b) Dividends from Group companies and associates
The detail of the main amounts recognized in 2020 and 2019 is as follows:

Millions of euros	2020	2019
Telfisa Global, B.V.	1,364	178
Telefónica de España, S.A.U.	1,207	1,214
Telefónica O2 Holdings Limited	4,459	647
Telefónica Móviles España, S.A.U.	1,949	774
Telefônica Brasil, S.A.	302	410
Sao Paulo Telecomunicaçoes, Ltda	35	156
Telefónica Hispanoamérica, S.A.U	417	—
Telefónica Centroamérica Inversiones, S.L.	11	153
Telefónica de Contenidos, S.A.U	105	—
Telefónica Finanzas, S.A.U	178	—
Telfin Ireland, Ltd.	136	555
Other companies	94	155
Total	10,257	4,242

c) Interest income on loans to Group companies and associates
This heading includes the return obtained on loans granted to subsidiaries to carry out their business (see Note 8.5). The breakdown of the most significant amounts is as follows:

Millions of euros	2020	2019
Telefónica Móviles México, S.A. de C.V.	7	57
Telefónica Hispanoamérica, S.A.U	3	—
Telxius Telecom, S.A.U.	8	8
Other companies	3	8
Total	21	73
19.2 Non-core and other current operating revenues

“Non-core and other current operating revenues – Group companies” relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion.
Pursuant to the Data Centers sale transaction signed with Asterion Industrial Partners SGEIC, S.A. in 2019 (see Note 8), in December 2020 a Data Center located in Madrid has been sold with an additional revenue of 12 million euros recognized as other current revenue.
19.3 Personnel expenses and employee    benefits
The breakdown of “Personnel expenses” is as follows:

Millions of euros	2020	2019
Wages, salaries and other personnel expenses	158	209
Pension plans	7	11
Social security costs	39	25
Total	204	245

In 2020, “Wages, salaries and other personnel expenses” includes compensation accruals amounting to 15 million euros (55 million euros in 2019).

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	59

Financial Statements 2020
Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this plan are as follows:
•Defined contribution of 4.51% of the participating employees’ base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.
•Mandatory contribution by participants of a minimum of 2.2% of their base salary.
•Individual and financial capitalization systems.
This fund was outsourced to Telefónica's subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.
At December 31, 2020, 2,266 participants have signed up for the plan (2,205 participants in 2019). This figure includes both active employees, employees under termination plans and former employees who voluntarily decided to maintain the plan, as provided for in Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company amounted to 5 million euros in 2020 and 2019.
In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive’s fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the plan.
Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 8 and 7 million euros in both 2020 and 2019, respectively. In 2020 some executives under this Pension Plan for Senior Executives left the Company, and accordingly their accumulated contributions were retrieved by Telefónica, S.A. and registered as a decrease in the expense totaling 5 million euros. There are no cash collections registered in 2019 for this concept.
No provision was made for this plan as it has been fully externalized.
The main share-based payment plans in place in the 2020-2019 period are as follows:
Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2018-2022
At the General Shareholders’ Meeting held on June 8, 2018, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the
Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.
The number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").
The plan will be in force for five years and is divided into three cycles of three years each. The first cycle commenced in 2018 and finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan at inception was 8,466,996 shares (out of which, 2,942,891 shares were assigned to Telefónica, S.A.'s employees) with a fair value of 6.4631 euros per share for the FCF objective ("Free Cash Flow") and 4.516 euros for the TSR ("Total Shareholder Return"). As of December 31, 2020 the number of outstanding shares was 7,093,162 (out of which, 2,780,383 shares correspond to Telefónica, S.A.’s employees). Once considered the target fulfillment levels for 2018, 2019, and 2020, a weighted achievement ratio of 50% has been reached. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company.

Nevertheless, on February 23, 2021, the Chairman & CEO declared in the Nominating, Retribution and Good Governance Committee that he considered appropriate to renounce to this incentive perception as a sign of responsibility with society, customers, shareholders and employees of Telefónica as well as a cautious measure after the economic impacts of the COVID-19 crisis. The COO made the same declaration. The renounce was accepted by the Board of Directors.
The second cycle commenced in 2019 and will be finalized on December 31, 2021, with delivery of the respective shares in 2022. The maximum number of shares assigned to this cycle of the plan was 9,471,489 shares and the outstanding shares at December 31, 2020 8,257,335, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2020	Unit fair value (euros)
TSR Objective	4,735,744.5	4,128,667.5	4.44
FCF Objective	4,735,744.5	4,128,667.5	6.14
Out of this total, the shares assigned to Telefónica, S.A.'s employees are 3,448,724. The outstanding shares as of December 31, 2020 are 3,127,264.
The third cycle commenced in 2020 and will be finalized on December 31, 2022, with delivery of the respective shares in 2023. The maximum number of shares assigned to this cycle of the plan was 5,346,508 shares and the outstanding shares

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	60

Financial Statements 2020
at December 31, 2020 5,309,098, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2020	Unit fair value (euros)
TSR Objective	2,673,254	2,654,549	1.64
FCF Objective	2,673,254	2,654,549	3.21
Out of this total, the shares assigned to Telefónica, S.A.'s employees are 1,935,025. The outstanding shares as of December 31, 2020 are 1,933,407.
Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2018-2022” (TFSP)
At its meeting on June 8, 2018, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".
The term of this plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan described above, the plan the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").
The first cycle commenced in 2018 and finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan at inception was 787,500 shares (out of which, 92,500 shares were assigned to Telefónica, S.A.'s employees) with a fair value of 6.4631 euros per share for the FCF objective ("Free Cash Flow") and 4.516 euros for the TSR ("Total Shareholder Return"). As of December 31, 2020 the number of outstanding shares was 691,750 (out of which, 85,250 shares corresponded to Telefónica, S.A.’s employees). Once considered the target fulfillment levels for 2018, 2019, and 2020, a weighted achievement ratio of 50% has been reached. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company.
The second cycle commenced in 2019 and will be finalized on December 31, 2021, with delivery of the respective shares in 2022. The maximum number of shares assigned to this cycle of the plan was 812,000 shares and there were 745,000 outstanding shares at December 31, 2020, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2020	Unit fair value (euros)
TSR Objective	406,000	372,500	4.44
FCF Objective	406,000	372,500	6.14
From this total, the shares assigned to Telefónica, S.A.'s employees are 110,250. The outstanding shares as of December 31, 2020 are 98,750.

The third cycle commenced in 2020 and will be finalized on December 31, 2022, with delivery of the respective shares in 2023. The maximum number of shares assigned to this cycle of the plan was 897,400 shares and there were 894,000 outstanding shares at December 31, 2020, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2020	Unit fair value (euros)
TSR Objective	448,700	447,000	1.64
FCF Objective	448,700	447,000	3.21
From this total, the shares assigned to Telefónica, S.A.'s employees are 127,000. The outstanding shares as of December 31, 2020 are 121,200.
Telefónica, S.A. global share plans "Global Employee Share Plans"
The Telefónica, S.A. Ordinary General Shareholders’ meeting on June 8, 2018 approved a new voluntary plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve-month period, with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. The maximum amount that each employee can invest is limited to 1,800 euros. The employees that remain part of the Telefónica Group and hold on to the shares for one year following the acquisition period (the vesting period), will be entitled to receive one free share for each two shares they purchased and retained throughout the vesting period. In any event, the maximum number of additional shares to be delivered under this plan may not exceed: i) the result of dividing the amount assigned to the Plan, which is a maximum of 30, by the price at which the acquired shares were purchased pursuant to each of the investment agreements; ii) nor 0.1% of the Company’s capital stock on the date of approval of the plan by the General Shareholders’ Meeting.
The purchase period commenced in August 2019. As of December 31, 2020, 16,665 employees had registered for the plan.

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Financial Statements 2020
19.4 Average number of employees in 2020 and 2019 and number of employees at year-end

2020
	Employees at 12/31/20			Average no. of employees in 2020
Professional category	Females	Males	Total	Females	Males	Total
Chairman and General Managers	—	1	1	—	1	1
Directors	49	124	173	55	127	182
Managers	152	159	311	160	172	332
Project Managers	135	150	285	140	150	290
University graduates and experts	170	145	315	176	145	321
Administration, clerks, advisors	113	2	115	111	3	114
Total	619	581	1,200	642	598	1,240

2019
	Employees at 12/31/19			Average no. of employees in 2019
Professional category	Females	Males	Total	Females	Males	Total
Chairman and General Managers	—	1	1	—	1	1
Directors	60	131	191	59	132	191
Managers	157	169	326	155	171	326
Project Managers	169	136	305	168	135	303
University graduates and experts	179	139	318	174	135	309
Administration, clerks, advisors	98	7	105	104	6	110
Total	663	583	1,246	660	580	1,240

According to the new requirement of the Spanish Companies Law established in article 260, the average number of employees with disability of 33% or higher, establishing the categories to which they belong are the following:

Professional category	Average number of employees
Project Managers	1
University graduates and experts	1
Administration, clerks, advisors	1
Total	3
19.5 External services

The items composing “External services” are as follows:

Millions of euros	2020	2019
Rent	10	11
Independent professional services	165	123
Donations	61	3
Marketing and advertising	97	101
Other expenses	64	59
Total	397	297
In 2020 the line Donations include funds contributed and paid to Fundación Telefónica amounting to 57 million euros.
On December 19, 2007, Telefónica, S.A. signed a rental contract with a view to establishing the headquarters of the “Telefónica Corporate University”. The lease period is 15 years (until 2023), renewable for another five. On December 31, 2020 the Company has requested an early cancellation of the contract, paying the indemnity of 15 million euros which is shown as Other operating expenses in the 2020 chart of External services.
On May 30, 2019, Telefónica, S.A. signed a 10-year contract to rent Diagonal 00 building, owned by the Company until that moment, due in 2029 (Note 7), renewable for another 6 years.
Future minimum rentals payable under non-cancellable operating leases without penalization at December 31, 2020 and 2019 are as follows:

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Financial Statements 2020

Millions of euros	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Future minimum rentals 2020	31	4	8	7	12
Future minimum rentals 2019	56	10	18	12	16

19.6 Finance revenue
The items composing “Finance revenue” are as follows:

Millions of euros	2020	2019
Dividends from other companies	10	11
Other third parties financial revenues and gains on derivative instruments	365	467
Total	375	478
“Other third parties finance revenues and gains on derivative instruments” include the effect of the financial hedges arranged to unwind positions for 2020 and 2019, which have the same amount under ¨Finance costs payable to third parties by financial hedges¨ and therefore do not have a net impact in the income statement.
19.7 Finance costs
The breakdown of “Finance costs” is as follows:

Millions of euros	2020	2019
Interest on borrowings from Group companies and associates	1,584	1,785
Finance costs payable to third parties and losses on interest rates of financial hedges	387	424
Total	1,971	2,209
The breakdown by Group company of debt interest expenses is as follows:

Millions of euros	2020	2019
Telefónica Europe, B.V.	461	492
Telefónica Emisiones, S.A.U.	1,089	1,278
Other companies	34	15
Total	1,584	1,785
Other companies includes financial costs with Telfisa Global, B.V. related to current payables for specific cash needs.
The amount included as “Finance costs payable to third parties and losses on interest rate of financial hedges” refers to fair value effects in the valuation of derivative instruments described in Note 16. As it has been explained in the Note 19.6, some of these derivative instruments do not have a net impact in the income statement because they are part of the hedges to unwind positions, so they have a similar impact under ¨Other financial revenues¨.
19.8 Exchange differences
The breakdown of exchange gains recognized in the income statement is as follows:

Millions of euros	2020	2019
On current operations	31	39
On loans and borrowings	67	108
On derivatives	2,043	950
On other items	98	10
Total	2,239	1,107
The breakdown of exchange losses recognized in the income statement is as follows:

Millions of euros	2020	2019
On current operations	122	59
On loans and borrowings	188	117
On derivatives	1,320	872
On other items	8	16
Total	1,638	1,064
The variation in exchange gains and losses is due to the fluctuations in the main currencies the Company works with. In 2020 Euro exchange rate has appreciated against US dollar (8.47%), Pound Sterling (5.22%) and Brazilian real (29.01%).
In 2019 Euro exchange rate depreciated against US dollar (1.99%) and Pound Sterling (5.12%) and has appreciated against Brazilian real (1.95%).
These impacts are offset by the hedges contracted to mitigate exchange rate fluctuations.

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Financial Statements 2020
Note 20. Other information

a) Financial guarantees
At December 31, 2020, Telefónica, S.A. had provided financial guarantees for its subsidiaries and investees to secure their transactions with third parties amounting to 40,648 million euros (45,668 million euros at December 31, 2019). These guarantees are measured as indicated in Note 4.g).

Millions of euros
Nominal Amount	2020	2019
Debentures and bonds and equity instruments	38,681	43,555
Loans and other payables	719	723
Other marketable debt securities	1,248	1,390
Total	40,648	45,668
The debentures, bonds and equity instruments in circulation at December 31, 2020 issued by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U., were guaranteed by Telefónica, S.A. The nominal amount guaranteed was equivalent to 38,681 million euros at December 31, 2020 (43,555 million euros at December 31, 2019). During 2020, Telefónica Emisiones, S.A.U. issued debt instruments on capital markets for an equivalent of 3,500 million euros (3,598 million euros in 2019) and 5,635 million euros matured during 2020 (3,613 million euros during 2019).
The main loans and other debts guaranteed by Telefónica, S.A. at December 31, 2020 are: the cash-settled equity link bonds non-dilutive issued by Telefónica Participaciones, S.A.U., whose outstanding amount at December 31, 2020 and 2019 was 600 million euros in both years.
“Other marketable debt securities” includes the guarantee of Telefónica, S.A. relating to the commercial paper issue program of Telefónica Europe, B.V. The outstanding balance of commercial paper in circulation issued through this programme at December 31, 2020 was 1,248 million euros (1,390 million euros at December 31, 2019).
Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2020 and 2019, these guarantees amounted to approximately 41 million euros in both years.
b) Litigation
Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which Telefónica is present.
Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.
It is worth highlighting the following aspects relating to the unresolved legal proceedings or those underway during 2020 (see Note 17 for details of tax-related cases):
Appeal against the Decision of the European Commission dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union
On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both companies were venturers and which was the owner of the Brazilian company Vivo.
On January 23, 2013, the European Commission passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica in the amount of 67 million euros, as the European Commission ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.
On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the European Commission, in which the European Commission reaffirmed the main arguments of its ruling and, specifically, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.
A hearing was held on May 19, 2015, at the European Union General Court.

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Financial Statements 2020
On June 28, 2016, the European Union General Court ruled. Although it declared the existence of an infringement of competition law, it annulled Article 2 of the contested Decision and required the European Commission to reassess the amount of the fine imposed. The General Court considered that the European Commission has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.
Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.
On November 23, 2016, the European Commission filed its response against the Telefónica's appeal. On January 30, 2017, Telefónica filed its response. On March 9, 2017, the European Commission filed its rejoinder.
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. The European Commission must issue a new resolution in accordance with the judgment of the General Court of June 2016, which urged the Commission to recalculate the amount of the fine.
Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer
Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were non-controlling shareholders of Cesky Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.
On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favorable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech korunas (approximately 23 million euros) to Venten and 227 million Czech korunas (approximately 8 million euros) to Lexburg, in each case plus interest.
On December 28, 2016, the decision was notified to Telefónica. Telefónica filed an extraordinary appeal, requesting the suspension of the effects of the decision.
In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.
Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague. On January 17, 2018,
Telefónica filed its response seeking dismissal of such motion for lack of legal basis.
On February 14, 2019, notification was given to Telefónica of the resolution of the Supreme Court which, based on the extraordinary appeal filed by Telefónica, abolished the decision of the High Court in Prague dated August 5, 2016 and remanded the case back to the High Court.
ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia
In the local arbitration brought by Colombia against Colombia Telecomunicaciones (“ColTel”), on July 25, 2017, the local arbitration tribunal ordered ColTel to pay 470 million euros as economic compensation for the reversion of assets related to voice services in relation to the concession granted between 1994 and 2013.
On August 29, 2017, ColTel’s share capital was increased in order to make the payment ordered by the local arbitral award; Telefónica, S.A. contributed and disbursed an amount equivalent to 67.5% of the award’s amount (317 million euros) and the Colombian Government contributed an amount equivalent to the remaining 32.5% (153 million euros).
On February 1, 2018, Telefónica, S.A. filed a Request for Arbitration against Colombia at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on February 20, 2018.
The ICSID Court was constituted on February 26, 2019, with José Emilio Nunes Pinto as President, Horacio A. Grigera Naón appointed by Telefónica, S.A., and Yves Derains appointed by Colombia.
Colombia filed Preliminary Objections on Jurisdiction on August 5, 2019. Telefónica, S.A. responded to Colombia’s objections in its Claimant’s Memorial on September 23, 2019, in which it also requested that Colombia pay compensation for damages caused to Telefónica, S.A.
On October 23, 2019, Colombia submitted its Complementary Objections on Jurisdiction as well as a request for Bifurcation, to which Telefónica, S.A. responded on November 29, 2019.
On January 24, 2020, the Court dismissed the request for Bifurcation presented by Colombia, ordering the continuation of the proceeding. A decision on the merits of Telefónica, S.A.’s claim is pending. On July 3, 2020, Colombia filed its reply to the claim filed by Telefónica before the ICSID.
On November 2, 2020, Telefónica presented its response to Colombia's reply.

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Financial Statements 2020
Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica Costa Rica
Telefónica, S.A. (Telefónica) and Millicom International Cellular, S.A. (Millicom) reached an agreement on February 20, 2019 for the purchase and sale of the entire capital stock of Telefónica de Costa Rica TC, S.A.
In March 2020, Telefónica informed Millicom that, once the pertinent regulatory authorizations had been obtained and all the other conditions established in the aforementioned agreement for the execution of the sale had been completed, the execution of the contract and the closing of the transaction should be in April 2020.
Millicom expressed its refusal to proceed with the closing, arguing that the competent Costa Rican administrative authorities had not issued the appropriate authorization.
On May 25, 2020, Telefónica filed a lawsuit against Millicom before the New York Supreme Court, considering that Millicom had breached the terms and conditions established in the sale contract, demanding compliance with the provisions of the aforementioned agreement, and compensation for all damages that this unjustified breach could cause to Telefónica.
On June 29, 2020, Millicom filed a Motion to Dismiss, to which Telefónica replied on July 8, 2020.
On August 3, 2020, Telefónica submitted an amendment to the lawsuit, removing the requirement to comply with the provisions of the sale and purchase contract and requesting only compensation for all damages that the unjustified breach of said agreement could cause Telefónica.
On January 5, 2021, the Motion to Dismiss filed by Millicom in June 2020 was dismissed by the New York Supreme Court.
c) Other contingencies
The Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly, to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
d) Commitments
Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento
As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which has been amended on May 16, 2014, on
November 8, 2016, on May 11, 2018 and on November 28, 2019. This period was extended only for Spain and Brazil in November 2016, for two additional years until 2023.
By virtue of this agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (“CRM”) service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased for Brazil and Spain. Additionally, from January 1, 2019 a new reduction of the minimum commitment has been agreed, in this case only for Spain.
Failure to meet the annual turnover commitments in principle results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation.
Notwithstanding the above, as a consequence of the amendment signed with the Atento Group on May 11, 2018, from January 1, 2018 the payment obligation for failure to meet the annual turnover commitment continues to be calculated every year but will only be liquidated upon termination of the agreement. Such payment will only be due if the balance is in favor of Atento after adding certain amounts agreed between the parties and deducting an annual percentage of the Atento Group’s sales to the Telefónica Group.
The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe certain telecommunications services from Telefónica.
Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.
On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.
Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on

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Financial Statements 2020
December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies have already adhered to that master services agreement.
Agreement for the sale of Telefónica de Costa Rica
On February 20, 2019, Telefónica, S.A. reached an agreement with Millicom International Cellular, S.A. for the sale of 100% of Telefónica de Costa Rica TC, S.A., a company that provides fixed and mobile communication services in Costa Rica, for an amount (enterprise value) of 570 million dollars, approximately 503 million euros at the exchange rate as of the date of the agreement.
Once the relevant regulatory approvals were obtained and all the remaining conditions set forth in the agreement for the consummation of the sale of Telefónica de Costa Rica were completed, Millicom International Cellular, S.A. refused to close the acquisition arguing that one of the Costa Rican administrative authorities had not issued the appropriate authorization. On May 25, 2020, Telefónica filed a lawsuit against Millicom International Cellular, S.A before the New York Supreme Court, considering that Millicom has breached the terms and conditions established in the sale contract. Further details on this legal proceeding against Millicom International Cellular, S.A. are provided in Note 20 b) of these financial statements.
On July 30, 2020, Telefónica, S.A. reached an agreement with Liberty Latin America LTD, S.A. for the sale of 100% of Telefónica de Costa Rica TC, S.A., a company that provides fixed and mobile communications services in Costa Rica, for an amount (enterprise value) of 500 million U.S. dollars, approximately 425 million euros at the exchange rate as of the date of the agreement.
The closing of this transaction is subject to certain closing conditions, including relevant regulatory approvals. As of the date of these financial statements, such conditions have not been met.
Contracts for the provision of IT services with Nabiax
On May 8, 2019, Telefónica, S.A. signed an agreement for the sale of a portfolio of eleven Data Centers to a company controlled by Asterion Industrial Partners SGEIC, SA. (currently, Nabiax, S.A.).
At the same time as this sale, agreements were entered into with Nabiax to provide IT services to the Telefónica Group, allowing Telefónica to continue providing IT services to its customers, in accordance with its previous commitments. Such service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.
Creation of 50:50 JV with Liberty Global for the combination of both groups' businesses in the United Kingdom
On May 7, 2020, Telefónica agreed to enter into a 50:50 joint venture with Liberty Global plc ("Liberty Global") (the "Joint Venture"). The terms of the Joint Venture are agreed pursuant to a contribution agreement dated 7 May 2020 between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity intended to be the future principal Joint Venture company, recently renamed VMED O2 UK Limited (the "Contribution Agreement"). The Contribution Agreement includes customary warranties, covenants and indemnities in respect of the businesses contributed to the Joint Venture. The Contribution Agreement also addresses customary matters such as conduct of business in the pre-completion period, employee, pensions and incentive matters, and insurance arrangements.
Immediately upon completion of the transaction contemplated by the Contribution Agreement, Telefónica and Liberty Global will each hold an equal number of shares in the Joint Venture vehicle. At completion, Telefónica will contribute its O2 mobile business in the United Kingdom to the Joint Venture. With effect no later than completion, Liberty Global will have contributed its Virgin Media business in the United Kingdom to the Joint Venture.
The corporate governance of the Joint Venture will be regulated by a shareholders' agreement, which will be entered into by the parties to the Contribution Agreement (the "Shareholders' Agreement"). It is expected that the Shareholders' Agreement will provide that each of Telefónica and Liberty Global will designate four of the eight members of the Board of Directors of the Joint Venture, contain provisions regulating the management of the Joint Venture, the procedure to pass resolutions on certain reserved matters and distributions to shareholders, and will also contain customary non-solicitation, non-compete and information sharing provisions. It is further expected that the Shareholders' Agreement will provide that each of Telefónica or Liberty Global will have the right to initiate an initial public offering of the Joint Venture after the third (3rd) anniversary of the closing of the transaction, with the opportunity for the other shareholder to sell shares in the initial public offering on a pro rata basis. It is also expected that there will be general restrictions on transfers of interests in the Joint Venture until the third (3rd) anniversary of the closing of the transaction, subject to certain limited exceptions. After the fifth (5th) anniversary of the closing of the transaction, each shareholder will be able to initiate a sale of the Joint Venture to a third party in accordance with certain drag procedures, subject to a right of first offer in favor of the other shareholder. The parties will also enter in certain services, licensing and other agreements upon the completion of the transaction.
Prior to the completion of the Joint Venture, both Telefónica and Liberty Global will operate their businesses independently within the United Kingdom. Completion of the Joint Venture is currently expected in mid-2021 but,

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Financial Statements 2020
pursuant to the Contribution Agreement, this is conditional upon antitrust clearance (from the Competition and Markets Authority in the United Kingdom) and a financing condition relating to the recapitalization of the Joint Venture upon completion. If these conditions are not satisfied within twenty-four months following the date of the Contribution Agreement, both parties will have the right to terminate the agreement. This is subject to an option to extend the long stop date by six months if a prospective shareholder reasonably believes that the conditions will be satisfied in this time frame.
The completion of the Joint Venture is expected to provide, after an equalization payment, Telefónica with proceeds of approximately 5.7 billion pounds sterling and Liberty Global with net proceeds of approximately 1.4 billion pounds sterling (calculated at the date of the agreement and subject to customary adjustments in this type of transactions).
e) Directors’ and Senior executives’ compensations and other benefits
The compensation of the members of Telefónica’s Board of Directors is governed by article 35 of the Company’s By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders’ Meeting.
In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2020, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 3,002,534 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.
Set forth below are the amounts established in fiscal year 2020 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors:
Compensation of the Board of Directors and of the Committees thereof

Amounts in euros
Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200
(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.
In this regard, it is noted that the current Executive Chairman, Mr. José María Álvarez-Pallete López, waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).
Likewise, the fixed remuneration of 1,923,100 euros established for the 2021 financial year related to executive roles carried out by Executive Chairman, Mr. José María Álvarez-Pallete López is equal to that received in the previous five years (i.e. 2020, 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman prior to his appointment as such.
The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2021 financial year is equal to the one received in the years 2020 and 2019.
Individualized description
Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have accrued and/or received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2020. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	68

Financial Statements 2020
f) Related-party transactions
Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), Blackrock, Inc. and Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) with stakes in Telefónica, S.A. of 4.96%, 4.68% and 4.70%, respectively.
During 2020 and 2019 the Group did not carry out any significant transactions with Blackrock, Inc., other than the dividends paid corresponding to its stake.
A summary of significant transactions between Telefónica, S.A. and the companies of BBVA and those of la Caixa, carried out at market prices, is as follows:

2020
Millions of euros	BBVA	la Caixa
Financial expenses	6	—
Receipt of services	1	2
Total expenses	7	2
Financial revenues	2	—
Dividends received (1)	6	—
Total revenues	8	—
Financing transactions	294	273
Guarantees granted	—	8
Time deposits	126	—
Time deposits (Others)	216	10
Dividends distributed	125	126
(1) As of December 31, 2020 Telefónica holds 0.66% investment in BBVA (See Note 9.3).

2019
Millions of euros	BBVA	la Caixa
Financial expenses	8	3
Receipt of services	1	2
Total expenses	9	5
Financial revenues	1	—
Dividends received (1)	11	—
Total revenues	12	—
Financing transactions	608	675
Guarantees granted	—	8
Time deposits	221	—
Dividends distributed	121	108
(1) As of December 31, 2019 Telefónica held 0.66% investment in BBVA.
In addition, the nominal outstanding value of derivatives held with BBVA and la Caixa in 2020 amounted to 10,211 and 542 million euros, respectively (14,029 million euros held with BBVA and 557 million euros with la Caixa in 2019). The fair value of these derivatives in the balance sheet is 215 and -11 million euros, respectively, in 2020 (454 and -2 million euros, respectively, in 2019). As explained in Derivatives policy in Note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. Moreover, in 2020 there are collateral guarantees (liabilities) of certain derivatives held with BBVA and La Caixa amounting to 164 and 10 million euros, respectively (a liability of 276 and 19 million euros, respectively, in 2019).
Until July 30, 2020, BBVA Bancomer, Institución de Banca Múltiple, Grupo Financiero Bancomer (subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) held a shareholding together with Telefónica Móviles México, S.A. de C.V. (subsidiary of Telefónica, S.A.) in Adquira México, S.A. de C.V. On the said date, July 30, 2020, Telefónica Móviles México, S.A. de C.V. sold to Openpay, S.A. de C.V. (company within BBVA Group) its shareholding in Adquira México, S.A. de C.V.

Similarly, on November 20, 2020, Telefónica Digital España, S.L.U. and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, entered into a joint venture agreement related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and SME in such country.
Group companies and Associates
Telefónica, S.A. is a holding company for various investments in companies in Latin, Spain and the rest of Europe which do business in the telecommunications, media and entertainment sectors.
The balances and transactions between the Company and these subsidiaries (Group and Associated Companies) at December 31, 2020 and 2019 are detailed in the notes to these individual financial statements.
Directors and senior executives
During the financial year to which these accompanying financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business.
Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 20 e) and Appendix II of these financial statements.
Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2020 of 2,654,581.42 euros (1,996,090 euros in 2019). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases. Out of this amount, Telefónica, S.A. has paid 1,380,668 euros (1,059,268 euros in 2019).

Certain Telefónica Group subsidiaries performed transactions in 2019 with Global Dominion Access Group, entity related to Director Mr. José Riberas Mera, related to the Group´s ordinary course of business, mainly in Telefónica de España amounting to 11 million euros (27 million euros in 2019).

On September 25, 2020, Telefónica Digital España, S.L.U. and ASTI Mobile Robotics, S.A., entity related to Director Ms.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	69

Financial Statements 2020
Verónica Pascual Boé, signed a Framework Agreement, the purpose of which is to establish the commercial, economic and legal conditions that will apply to those Operators of the Telefónica Group that may be interested in acquiring Automated Guided Vehicles (AGVs), as well as other complementary services manufactured and marketed by ASTI. During 2020, no commercial transactions have materialised between the parties that have generated economic amounts.
g) Auditors' fees
The services commissioned to PricewaterhouseCoopers Auditores, S.L., the Principal Auditor of Telefónica, S.A. for the years 2020 and 2019, meet the independence requirements stipulated by the Spanish Audit Law 22/2015, July 20, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB).
The expenses accrued refer to the fees for services rendered by the various member firms of the PwC network, of which PricewaterhouseCoopers Auditores, S.L. forms part, amount to 3.38 million euros and 3.27 million euros respectively.
The detail of these amounts is as follows:

Millions of euros	2020	2019
Audit services	3.00	2.87
Audit-related services	0.38	0.40
Total	3.38	3.27
Audit services mainly includes audit fees for the individual and consolidated financial statements, as well as reviews of interim financial statements. These Audit services also incorporate the integrated audits of the financial statements for the annual report Form 20-F to file with the US SEC and the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404).
Audit-related services: mainly services related to the issuance of comfort letters, the report on the information relating to the system of the internal control over financial reporting (ICFR) and the verification of the non-financial information of the Consolidated Management Report.
During the years 2020 and 2019, the principal Auditor has not performed Tax Services or any All other services, other than the Audit services or the Audit-related services in Telefónica, S.A.

h) Environmental matters
Telefónica has an Environmental Policy which is applicable to all of its companies, which sets out the road map for the company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.
Currently over half of the companies in the Group have Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of the environmental aspects of the company and to extending a culture of environmental responsibility across the whole supply chain.
Telefónica's environmental risks and climate change are controlled and managed under the company's global risk model. The environmental aspects of the telecommunications operations are mainly focused on the risk of high geographical dispersion and energy consumption, which is controlled by means of environmental management based on uniform processes and a global energy efficiency programme.
Telefónica has a global environmental team made up of experts in environmental management.
i) Trade and other guarantees
The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying financial statements are expected to arise from guarantees and deposits issued (see Note 20.a).

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	70

Financial Statements 2020
Note 21. Cash flow analysis

Cash flows from/(used in) operating activities
The net result before tax in 2020 amounted to a loss of 1,966 million euros (see income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in the year, or are included within the investing and financing activities.
These adjustments relate mainly to:
•The write down impairment of investments in Group companies, associates and other investments of 10,956 million euros (in 2019 a reversal of 2,226 million euros).
•The losses on disposal of subsidiaries amounting to 177 million euros, mainly attributable to the sale of Colombia Telecomunicaciones, S.A. ESP, Fisatel México, S.A. de C.V. y Telefónica Móviles Chile, S.A. (in 2019 the gains in the sale of Antares and Daytona, S.L. amounting to 218 million euros).
•Declared dividends as income in 2020 for 10,257 million euros (4,242 million euros in 2019), interest accrued on loans granted to subsidiaries of 21 million euros (73 million euros in 2019) and a net financial expense of 995 million euros (1,688 million euros in 2019), adjusted initially to include only movements related to cash inflows or outflows during the year under “Other cash flows from operating activities.”
“Other cash flows from operating activities” amounted to 3,669 million euros (5,298 million euros in 2019). The main items included are:
a)Net interest paid:
Payments of net interest and other financial expenses amounted to 614 million euros (1,547 million euros in 2019), including:
•    Net proceeds from external credit entities, net of hedges, for 1,164 million euros, (net proceeds of 205 million euros in 2019 offset by their hedges), and
•Interest and hedges paid to Group companies of 1,778 million euros (1,752 million euros in 2019).

b)Dividends and other distributions from reserves and paid-in capital received:

Millions of euros	2020	2019
Telefónica Móviles Argentina, S.A.	—	92
Telefónica Móviles España, S.A.U.	774	552
Telefónica O2 Holdings, Ltd.	622	647
Telefónica de España, S.A.U.	1,214	1,574
Telefónica Hispanoamérica, S.A.U.	417	—
Telfisa Global, B.V.	178	700
Telefónica Finanzas, S.A.U. (TELFISA)	83	—
Telfin Ireland, Ltd.	—	555
Telefônica Brasil, S.A.	252	417
Sao Paulo Telecomunicaçoes, Ltda	62	103
Telefónica Centroamérica Inversiones, S.L.	11	161
Telefónica Luxembourg Holding S.à.r.L.	4	165
Pontel Participaciones, S.L.	44	22
Telefónica Global Technology, S.A.U.	32	—
Fisatel México, S.A. de C.V.	24	—
Other dividend collections	24	30
Total	3,741	5,018
In addition to the dividends declared in 2020 (see Note 19.1) and collected in the same period, this caption also includes dividends from previous periods collected in 2020.
c)Income tax collected: Telefónica, S.A. is the parent of its consolidated Tax Group (see Note 17) and therefore it is liable for filing income tax with the Spanish Treasury. It subsequently informs companies included in the Tax Group of the amounts payable by them. Payments of totaling 39 million euros were made in 2020 (59 million euros in 2019) as disclosed in Note 17, and income taxes repayments of 2019 have been received amounting to 89 million euros. In this regard, the main amounts passed on to subsidiaries of the tax group were as follows:
•    Telefónica Móviles España, S.A.U.: collection of 317 million euros, corresponding to: 96 million euros for the 2019 income tax settlement and 221 million euros in payments of account of 2020 income tax.
In 2019, there was an income collected of 394 million euros, mainly due to the settlement of income tax of 202 million euros in 2018 and 192 million euros in payments of account of 2019 income tax.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	71

Financial Statements 2020
•    Telefónica de España, S.A.U.: collection of 142 million euros, corresponding to: 25 million euros for the 2019 income tax settlement and 117 million euros in payments of account of 2020 income tax.
In 2019 there was an income collected of 430 million euros, corresponding to: 216 million euros for the 2018 income tax settlement and 214 million euros in payments of account of 2019 income tax.
•In 2019 a partial resolution upholding the claims of Telefónica, S.A. by the Tribunal Económico-Administrativo Central (TEAC) pertaining the overpayments made in 2008-2011 resulted in a collection of 702 million euros. Moreover, an indemnity of 201 million euros related to this resolution was collected (see Note 17).
Cash flows from/(used in) investing activities
“Payments on investments” under “Cash flows from/ (used in) investing activities" included a total payment of 6,369 million euros (2,647 million euros in 2019). The main transactions to which these payments refer are as follows:
•    Capital increases: the main disbursements correspond to Pontel Participaciones, S.L. amounting to 323 million euros, Telefónica Digital España, S.L. amounting to 157 million euros and Telefónica Móviles México, S.A. de C.V. amounting to 122 million euros. These capital increases, as well as other minor disbursements of this same concept are disclosed fully in Notes 8.1.a.
•    Payments of share investments mainly corresponding to T.Hispam (974 million euros) and China Unicom (92 million euros).These additions have been fully detailed in 8.1.a. and 9.3.
•    Loans granted to Telefónica del Perú, S.A.A. amounting to 164 million euros.
•    Payments of financial investments related to the reinvestment of treasury overage amounting to 1,246 million euros.
•    Payments of collaterals related to financial derivative instruments amounting to 3,251 million euros.
Proceeds from disposals totaling 5,489 million euros in 2020 (4,392 million euros in 2019) includes:
•    Proceeds from the capital share reduction of Telefónica Móviles México, S.A. de C.V. amounting to 891 million euros and Telefónica de Costa Rica TC, S.A. amounting to 23 million euros (see Note 8.1.a).
•    Proceeds from reserves distributed by Telefónica Centroamérica Inversiones, S.L. amounting to 47 million euros (see Note 8).
•    Proceeds from the sale of the investments in Colombia Telecomunicaciones, S.A. E.S.P., Telefónica Venezolana, C.A., Comtel Comunicaciones Telefónicas, S.A., Fisatel México S.A. de C.V., y Telefónica Móviles Chile, S.A amounting to 327 million euros and Telefónica Global Technology amounting to 150 million euros (see Note 8).
•Proceed from the repayment at maturity of the loan granted to Telefónica Móviles México, S.A. de C.V. amounting to 211 million euros (See Note 8) and the cancellation by T.Hispam of the loans granted to Telefónica del Peru, S.A.A. amounting to 159 million euros.
•Proceeds from financial investments related to the reinvestment of treasury overage amounting 1,341 million euros.
•Proceeds from collaterals related to financial derivative instruments amounting to 2,224 million euros.
•Proceeds from the sale of the trademark VIVO by 45 million euros.
Cash flows from/(used in) financing activities
This caption mainly includes the following items:
i.Proceeds from equity instruments: mainly related to the payment of the treasury shares in the transaction of Prosegur Alarmas España, S.L. (see Note 11.a).
ii.Proceeds from financial liabilities:
a)Debt issues: The main collections comprising this heading are as follows:

Millions of euros	2020	2019
Telefónica Emisiones, S.A.U. (Nota 15)	3,500	3,598
Promissory notes (Note 13)	194	—
Telefónica de Argentina, S.A. (Note 15)	179	—
Telefónica Europe B.V. (Note 15)	500	1,800
Bilateral loans (Note 14)	450	200
Other collections	312	53
Total	5,135	5,651
b)Prepayments and redemption of debt: The main payments comprising this heading are as follows:

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	72

Financial Statements 2020

Millions of euros	2020	2019
Bilateral loans with several entities (Note 14.4)	—	1,835
Telfisa Global, B.V. financing (Note 15)	757	1,669
Telefónica Europe, B.V. (Note 15)	736	2,553
Telefónica Europe, B.V. promissory notes (Note 15)	131	276
Promissory notes redemption	—	107
Telefónica Emisiones, S.A.U. (Note 15)	5,635	3,613
Structured Financing	351	378
Credit lines with several entities	—	274
Other payments	74	203
Total	7,684	10,908

The commercial paper transactions with Telefónica Europe, B.V. are stated at their net balance as recognized for the purposes of the cash flow statement, being high-turnover transactions where the interval between purchase and maturity never exceeds six months.
The financing obtained by the Company from Telfisa Global, B.V. relates to the Group's integrated cash management (see Note 15). These amounts are stated net in the cash flow statement as new issues or redemptions on the basis of whether or not at year-end they represent current investment of surplus cash or financed balances payable.

iii.Acquisition of treasury shares, as indicated in Note 11.a.
iv.Payments of dividends amount to 824 million euros (2,056 million euros in 2019). The figure differs from the one shown in Note 11.1.d) because of the withholding taxes deducted in the payment to certain major shareholders, which will be paid to Tax Authorities in 2021. In addition, the withholding taxes referred to the dividend distribution made in December 2019 which have been paid to the Tax Authorities in January 2020.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	73

Financial Statements 2020
Note 22. Events after the reporting period

The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:
Financing
•In February 2021, Telefónica Europe, B.V. announced the following transactions related to its hybrid capital:

(a) a new issue amounting to 1,000 million euros, guaranteed by Telefónica, S.A. The net proceeds thereof will be subject to specific eligibility criteria to be applied to new or existing projects, as detailed in Telefónica's Sustainable Development Goals Framework (the "SDG Framework"). The SDG Framework is in accordance with the Green Bond Principles 2018, Social Bond Principles 2018 and Sustainability Bond Guidelines 2018, each published by the International Capital Market Association. The settlement took place on February 12, 2021. On the same date Telefónica, S.A. perceived a loan from Telefónica Europe, B.V. of similar amount, terms and conditions; and

(b) a tender offer for hybrid instruments in euros, with first call date in March 2022. Telefónica Europe, B.V. offered to purchase for cash any and all of the tendered securities in an aggregate principal amount of 758 million euros. The tender offer settled on February 15, 2021. On the same date Telefónica, S.A. made the full repayment of the principal of the loan granted by Telefónica Europe, B.V. of similar amount, terms and conditions.

•On 16 February 2021, Telefónica Emisiones, S.A.U. redeemed 1,500 million dollars of its notes issued on 16 February 2011. These notes were guaranteed by Telefónica, S.A. On the same date Telefónica, S.A. made the full repayment of the principal of the loan granted by Telefónica Emisiones, S.A.U. of similar amount, terms and conditions.

Investments
•On January 13, 2021 Telefónica Digital España, S.A.U. Telefónica Digital España, S.A.U. has launched a capital increase fully subscribed and paid by Telefónica, S.A. amounting to 185 million euros.
•On January 28, 2021 Telefónica Hispanoamérica, S.A.U. has launched a capital increase of 370 million euros fully subscribed and paid by Telefónica, S.A.
Equity
As already mentioned in Note 11.a. on January 5, 2021 the deed of the capital increase pursuant to the scrip dividend distributed in December 2020 was filed in Madrid Companies' Register.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	74

Financial Statements 2020
Note 23. Additional note for English translation

These annual financial statements were originally prepared in Spanish and were authorized for issue by the Company’s Directors in the meeting held on February 24, 2021. In the event of a discrepancy, the Spanish-language version prevails.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	75

Financial Statements 2020

Appendix I: Details of subsidiaries and associates at December 31, 2020

Millions of euros	% Ownership					Income (loss)
Name and corporate purpose	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Telefónica Latinoamérica Holding, S.L.U. (SPAIN) Holding Company Distrito Telefónica. Ronda de la comunicación s/n 28050 Madrid	100%	—	237	12,784	—	(2,340)	(2,040)	11,008
Telefónica Móviles España, S.A.U. (SPAIN) Wireless communications services provider Distrito Telefónica, Ronda de la Comunicación s/n 28050 Madrid	100%	—	209	(516)	1,949	1,049	784	5,561
Telfin Ireland Limited (IRELAND) Intragroup financing 28/29 Sir John Rogerson’s Quay, Dublin 2	100%	—	—	8,078	136	—	137	8,191
Telefónica O2 Holdings Limited (UNITED KINGDOM) Wireless communications Wellington Street, Slough, SL11YP	100%	—	13	10,613	4,459	—	—	14,015
Telefónica Móviles México, S.A. de C.V. (MEXICO) Holding Company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349	100%	—	5,776	(4,697)	—	(996)	(1,043)	36
Telefónica de España, S.A.U. (SPAIN) Telecommunications service provider in Spain Gran Vía, 28 - 28013 Madrid	100%	—	1,024	554	1,207	1,368	1,010	2,455
O2 (Europe) Ltd. (UNITED KINGDOM) Holding Company Wellington Street, Slough, SL11YP	100%	—	1,239	3,909	—	(752)	(782)	2,764
Telefónica de Contenidos, S.A.U. (SPAIN) Organization and operation of multimedia service-related activities and businesses Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050	100%	—	226	829	105	(3)	142	1,197
Telfisa Global, B.V. (NETHERLANDS) Integrated cash management, consulting and financial support for Group companies Strawinskylaan 1259; tower D; 12th floor 1077 XX - Amsterdam	100%	—	—	(628)	1,364	(2)	1,369	712
O2 Oak Limited (UNITED KINGDOM) Holding Company 260 Bath Road, Slough Berkshire SL1 4BX	100%	—	—	—	—	—	—	—
Telefónica Innovación Alpha, S.L. (SPAIN) Telecommunications activities Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050	100%	—	1	10	—	(11)	(6)	5
Telco TE, S.p.A. (ITALY) Holding Company Via dell’Annunciata n.21 - 20121 Milano	100%	—	—	—	—	—	—	—
Telefónica Soluciones de Criptrografía, S.L. (SPAIN) Engineering, development, production, sale and maintenance of telecommunication and electronic equipment Gran Vía 28, 28013 Madrid	100%	—	—	2	—	—	—	2
O2 Worldwide Limited (UNITED KINGDOM) Private Limited Company 20 Air Street, London, England WIB 5AAN	100%	—	8	21	—	(17)	(13)	—
Telefónica Capital, S.A.U. (SPAIN) Finance Company Gran Via, 28 - 28013 Madrid	100%	—	7	184	—	—	13	110

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	76

Financial Statements 2020

Millions of euros	% Ownership					Income (loss)
Telefónica Digital España, S.L.U. (SPAIN) Holding Company Ronda de la Comunicación, s/n Distrito Telefónica Edificio Central - 28050 Madrid	100%	—	24	312	—	(134)	(99)	237
Telefónica Internacional USA, Inc. (U.S.A.) Financial Advisory services 1221 Brickell Avenue suite 600 - 33131 Miami - Florida	100%	—	—	1	—	—	—	—
Lotca Servicios Integrales, S.L. (SPAIN) Holding, operation and aircraft leases Gran Vía, 28 - 28013 Madrid	100%	—	17	48	—	(8)	(7)	59
Telefónica Ingeniería de Seguridad, S.A.U. (SPAIN) Security services and systems Ramón Gómez de la Serna, 109-113 Posterior 28035 Madrid	100%	—	8	18	—	(7)	(6)	22
Telefónica Tech , S.L. (SPAIN) Promotion of business initiatives and holding of real estate assets Gran vía 28-28013 Madrid	100%	—	5	23	—	—	—	14
Telefónica Finanzas, S.A.U. (TELFISA) (SPAIN) Integrated cash management, consulting and financial support for Group companies Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	3	2	178	(5)	67	13
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN) Design of communications products Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid	100%	—	N/A	N/A	N/A	N/A	N/A	—
Telefónica Global Solutions, S.L.U. (SPAIN) International services provider Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	1	115	—	(22)	(20)	73
Telefónica Investigación y Desarrollo, S.A.U. (TIDSA) (SPAIN) Telecommunications research activities and projects Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	7	2	—	7	5	14
Telefónica Luxembourg Holding S.à.r.L. (LUXEMBOURG) Holding Company 26, rue Louvingny, L-1946- Luxembourg	100%	—	3	175	4	1	1	4
Telefónica Servicios Globales, S.L.U. (SPAIN) Management and administrative services rendered Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	1	81	—	—	(1)	82
Telefónica Hispanoamérica, S.A.U. Holding Company Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	—	1,139	417	(952)	(1,027)	2,183
Telefónica Participaciones, S.A.U. (SPAIN) Issues of preferred shares and/or other debt financial instruments Gran Via, 28 - 28013 Madrid	100%	—	—	1	—	—	—	—
Telefónica Emisiones, S.A.U. (SPAIN) Issues of preferred shares and/or other debt financial instruments Gran Via, 28 - 28013 Madrid	100%	—	—	10	—	(2)	2	—
Telefónica Europe, B.V. (NETHERLANDS) Fund raising in capital markets Strawinskylaan 1259; tower D; 12th floor 1077 XX – Amsterdam	100%	—	—	3	4	(1)	3	—
Telefónica Cybersecurity Tech España, S.L. (SPAIN) Private Limited Company Ronda de la Comunicación s/n Madrid 28050	100%	—	8	21	—	(17)	(13)	30
Toxa Telco Holding, S.L. (SPAIN) Holding Company Ronda de la Comunicación s/n Madrid 28050	100%	—	—	—	—	—	—	—
Pontel Participaciones, S.L. (SPAIN) Holding Company Distrito Telefónica, Ronda de Comunicación, s/n	83.35%	—	—	1,407	44	—	52	1,216

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	77

Financial Statements 2020

Millions of euros	% Ownership					Income (loss)
Corporation Real Time Team, S.L. (SPAIN) Internet design, advertising and consulting Plaza Canalejas, 3 – 28014 Madrid	87.96%	12.04%	—	—	—	—	—	—
Telefónica Móviles Argentina, S.A. (1) (ARGENTINA) Mobile communications and services operator Enrique Butty 240, piso 20 - Buenos Aires	73.20%	26.80%	352	1,662	—	(647)	(750)	850
Telefónica Centroamérica Inversiones, S.L (SPAIN) Holding Company Ronda de la Comunicación, s/n. - 28050 Madrid	60.00%	—	1	149	11	(6)	(6)	84
Telefónica Consumer Finance E.F.C., S.A. (SPAIN) Lending and consumer loans c/Caleruega, 102 -28033 Madrid	50.00%	—	5	29	2	1	1	15
Aliança Atlântica Holding B.V. (NETHERLANDS) Portfolio Company Strawinskylaan 1725 – 1077 XX – Amsterdam	50.00%	50.00%	150	(108)	—	—	—	21
Sao Paulo Telecomunicaçoes Participaçoes, Ltda (BRAZIL) Holding Company Rua Martiniano de Caravalho, 851 20º andar, parte, Sao Paulo	39.40%	60.60%	5,346	(2,681)	35	(1)	150	1,503
Telefônica Brasil, S.A. (BRAZIL) (1) (*) Wireline telephony operator in Sao Paulo Sao Paulo	29.77%	44.19%	23,164	(12,230)	302	1,150	838	6,265
Pléyade Peninsular, Correduría de Seguros y Reaseguros del grupo Telefónica, S.A. (SPAIN) Insurance contracts, operating as a broker Distrito Telefónica, Ronda de la Comunicación, s/n Edificio Oeste 1 – 28050 Madrid	16.67%	83.33%	—	—	1	2	2	—
Telefónica de Argentina, S.A. (1) (ARGENTINA) Telecommunications services provider Av. Ingeniero Huergo, 723, PB – Buenos Aires	0.09%	98.39%	1,669	(651)	—	(237)	(199)	7
Telefónica Infra, S.L. (ESPAÑA) Portfolio Company (Holding) Ronda de la Comunicación S/N - 28050 Madrid	100%	—	—	1	—	—	—	1
TelefónicaTelecomunicaciones México, S.A. de C.V. (MÉXICO) Holding Company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349	49.00%	—	195	(15)	—	—	11	—
Telefónica Factoring España, S.A. (SPAIN) Factoring Zurbano, 76, 8 Plta. - 28010 Madrid	50.00%	—	5	2	4	7	7	2
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO) Factoring México D.F.	40.50%	9.50%	2	—	—	(1)	—	1
Telefónica Factoring Perú, S.A.C. (PERÚ) Factoring Lima	40.50%	9.50%	1	1	1	—	2	1
Telefónica Factoring Colombia, S.A. (COLOMBIA) Factoring Bogotá	40.50%	9.50%	1	—	—	2	1	—
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) Factoring Avda. Paulista, 1 106 – Sao Paulo	40.00%	10.00%	2	(2)	3	(1)	5	1
Jubii Europe N.V. (NETHERLANDS) (*) Internet Portal Richard Holkade 36, 2033 PZ Haarlem	32.10%	—	N/A	N/A	—	N/A	N/A	1
Torre de Collçerola, S.A. (SPAIN) Operation of telecommunications mast and technical assistance and consulting services. Ctra. Vallvidrera- Tibidabo, s/n - 08017 Barcelona	30.40%	—	5	—	—	—	—	1
Other Companies (2)					31
Total group companies and associates					10,253			58,754
(1) Consolidated data.
(2) Dividends distributed by Telefónica Global Technology, S.A.U. This company was sold on December 23, 2020 (see Note 8).
(*) Companies listed on international stock exchanges at December 31, 2020.
(N/A) Not available.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	78

Financial Statements 2020
Appendix II: Board and Senior Management Compensation

TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,111,960	—	5,966	5,041,026
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	9,000	—	91,200	—	300,200
Mr. José Javier Echenique Landiríbar	—	200,000	25,000	—	115,467	—	340,467
Mr. Ángel Vilá Boix	1,600,000	—	—	2,157,600	—	19,440	3,777,040
Mr. Juan Ignacio Cirac Sasturain	—	120,000	10,000	—	12,133	—	142,133
Mr. Peter Erskine	—	120,000	19,000	—	113,600	—	252,600
Ms. Sabina Fluxà Thienemann	—	120,000	4,000	—	3,733	—	127,733
Ms Carmen García de Andrés	—	120,000	24,000	—	22,400	—	166,400
Ms. María Luisa García Blanco	—	120,000	22,000	—	22,400	—	164,400
Mr. Jordi Gual Solé	—	120,000	20,000	—	22,400	—	162,400
Mr. Peter Löscher	—	120,000	30,000	—	39,200	—	189,200
Mr. Ignacio Moreno Martínez	—	120,000	35,000	—	44,800	—	199,800
Ms. Verónica Pascual Boé	—	120,000	9,000	—	11,200	—	140,200
Mr. Francisco Javier de Paz Mancho	—	120,000	31,000	—	124,800	—	275,800
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. Claudia Sender Ramírez	—	120,000	10,000	—	11,200	—	141,200
1. Salary: Regarding Mr José María Álvarez-Pallete López and Mr Ángel Vilá Boix, the amount includes the non-variable remuneration earned from their executive functions.
2. Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the Board, regardless of the effective attendance of the member to board meetings.
3. Allowances: Total amount of allowances for attending Advisory or Steering Committee meetings.
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2020 and paid in the year 2021. In reference to the bonus corresponding to 2019, which was paid in 2020, Executive Board Member Mr José María Álvarez-Pallete López received 3,447,734 euros and Executive Board Member Mr Ángel Vilá Boix received 2,390,400 euros.
5. Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Committee and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A.

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Financial Statements 2020
The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:

OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	158,102	—	—	—	—	158,102
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—	—
Mr. Peter Erskine	—	30,000	—	—	—	—	30,000
Ms. Sabina Fluxà Thienemann	—	—	—	—	—	—	—
Ms Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	—	—
Mr. Jordi Gual Solé	—	—	—	—	—	—	—
Mr. Peter Löscher	—	73,989	—	—	—	—	73,989
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Ms. Verónica Pascual Boé	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	285,553	—	—	—	—	285,553
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	—	—
1. Salary: Amount of non-variable remuneration earned by the Director from other companies of the Telefónica Group for his/her executive functions.
2. Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the boards of other companies of the Telefónica Group.
3. Allowances: Total amount of the allowances for attending the board meetings of other companies of the Telefónica Group.
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2020 and paid in the year 2021 by other companies of the Telefónica Group.
5. Remuneration for belonging to the Board Committees of other companies of the Telefónica Group: Amount of items other than allowances, which the directors are beneficiaries through their position on the Advisory or Steering Committees of other companies of the Telefónica Group, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group.

Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2020 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):

LONG-TERM SAVINGS SYSTEMS
(Amounts in euros)

Directors	Contributions for fiscal year 2020
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000

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Financial Statements 2020
The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:

(Amounts in euros)

Directors	Contribution to Pension Plans	Contribution to Benefit Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López	6,060	540,968	126,057
Mr. Ángel Vilá Boix	5,377	487,840	66,783
1. Contributions to the Executive Social Welfare Plan established in 2006, financed exclusively by the Company, to complement the current Pension Plan, which involves defined contributions equivalent to a certain percentage of the fixed remuneration of the Director, depending on the professional levels in the organization of the Telefónica Group.
2. Contributions to Unit link-type Insurance/Pension Plan Surplus: In 2015 applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.
This Unit-link type insurance is arranged with the entity Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after the merger through absorption of Seguros de Vida y Pensiones Antares, S.A.U. by Plus Ultra), and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.
The 2020 amounts for life insurance premiums were as follows:
LIFE INSURANCE PREMIUMS
(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	19,978
Mr. Ángel Vilá Boix	21,593

As regards to remuneration plans based on shares (exclusively involving Executive Directors), the following long-term variable remuneration plan was in existence during the year 2020:
The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018.
The objective measurement period of the first cycle began on January 1, 2018 and ended on December 31, 2020.
This cycle had a maximum of 733,000 shares allocated on January 1, 2018, to the executive Directors, with a unit fair value of 6.4631 euros per share for FCF ("Free Cash Flow") and 4.5160 euros for TSR ("Total Shareholder Return"). At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of TSR for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.
With respect to Free Cash Flow objective, considering the partial fulfillment of 2018, 2019 and 2020, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
Nevertheless, on February 23, 2021, the Chairman & CEO declared in the Nominating, Retribution and Good Governance Committee that they considered appropriate to renounce to this incentive perception as a sign of responsibility with society, customers, shareholders and employees of Telefónica as well as a cautious measure after the economic impacts of the CoVID-19 crisis. The COO made the same declaration. The renounce was accepted by the Board of Directors.
The objective measurement period of the second cycle began on January 1, 2019 and will end on December 31, 2021. In case of fulfillment of the objectives, the delivery of the shares will take place in the year 2022.
The period of measurement of objectives of the third and last cycle began on January 1, 2020 and will end on December 31, 2022. In case of fulfillment of the objectives, the delivery of the shares will take place in the year 2023.
It is hereby stated in following the maximum number of shares assigned to be delivered if maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") targets set for the second and third cycle of the Plan. It is noted that the maximum number of shares allocated for the third cycle represents a 50% decrease in the economic value of the allocation compared to the first and second cycle of the Plan:
PSP - Second Cycle / 2019-2022

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	468,000
Mr. Ángel Vilá Boix	347,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.
PSP - Third Cycle / 2020-2023 (shares allocated in July 2020)

Directors	Maximum number of shares (*)
D. José María Álvarez-Pallete López	267,000
D. Ángel Vilá Boix	198,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.

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Financial Statements 2020
In any case, herewith it is stated that no shares have been delivered to the Executive Directors under the second and third cycle of the PSP and that the above tables only reflect the potentially deliverable number of shares, without this in any way implying all or part thereof will be effectively delivered.
Indeed, the number of Telefónica, S.A. shares that, always within the established maximum, could be delivered, where appropriate, to the participants is conditioned and determined by the established goals: 50% of the compliance with the targets set out for Total Shareholder Return ("TSR") on Telefónica, S.A. shares and 50% of the Free Cash Flow (the "FCF") of the Telefónica Group.
To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the evolution of the TSR of Telefónica, S.A. shares will be measured during the period of the duration of each three-year cycle in relation to the TSR experienced by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., which for the purposes of the Plan will constitute the comparison group (hereinafter the "Comparison Group"). The companies included in the comparison group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Royal KPN, Millicom, Swisscom, Telenor, TeliaSonera, and Tim Participações. It is hereby stated that Tim Participações has been replaced by TIM Brasil Serviços e Participações S.A. following its integration into that entity.
With regard to compliance with the TSR target, the Plan foresees that the number of shares to be delivered in relation to the fulfillment of this objective will range between 15% of the number of theoretical shares assigned, in the event that the evolution of the TSR of the Telefónica, S.A. share is found within, at least, the mean of the Comparison Group, and 50% in the case that the evolution is placed in the third quartile or higher of the comparison group, by calculating the percentage by linear interpolation for cases which are situated between the mean and the third quartile.

To determine completion of the FCF target and calculate the specific number of shares to be delivered under this concept, the level of FCF generated by the Telefónica Group during each year of the cycle will be measured against the value set in the budgets approved by the Board of Directors for each financial year.

In relation to the FCF, for each cycle, the company's Board of Directors, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, determines a scale of achievement that includes a minimum threshold of 90% compliance, below which an incentive is not paid and whose compliance will require the delivery of 25% of the assigned theoretical shares, and a maximum level of 100% compliance, which will involve the delivery of 50% of the assigned theoretical shares.

At least 25% of the shares are delivered under the Plan to the Executive Directors and other participants determined by the Board of Directors shall be subject to a one-year retention.

In addition, in order to strengthen Telefónica's character as a global employer, creating a common remuneration culture throughout the Company, encouraging the participation in the share capital of all the Group's employees, and fostering their motivation and loyalty, the Ordinary General Shareholders' Meeting, held on June 8, 2018 approved the launch of a fourth edition of the incentive share purchase plan of Telefónica, S.A. (2019-2021) aimed at all employees of the Group at international level (including management personnel as well as Executive Directors) called "Global Employee Share Plan" ("GESP").

Through this Plan, employees are offered the possibility of acquiring Telefónica, S.A.'s shares for a maximum period of twelve months (purchase period), with the Company's commitment to deliver a certain number of shares free of charge to the participants in the Plan, provided that certain requirements are met. The maximum amount that each employee can allocate to it is 1,800 euros, and the minimum amount is 300 euros. If the employee remains in the Telefónica Group and holds the shares for an additional year after the purchase period (vesting period), he/she is entitled to receive one free share for every two shares purchased and held until the end of the vesting period.

The two Executive Directors of Telefónica, S.A. have decided to participate in this Plan with the maximum contribution, that is one hundred and fifty euros per month (or its equivalent in local currency), for twelve months. Thus, at the date of formulation of this report, the two Executive Directors had acquired a total of 335 shares under this plan, and were entitled to receive 167 shares free of charge, provided, among other conditions, that the shares acquired were held during the vesting period (twelve months following the end of the purchase period).

In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2020 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.

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Financial Statements 2020
Furthermore, the company does not grant nor has granted during the year 2020, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.

Remuneration of the Company’s Senior Management
As for the Directors who made up the Senior Management1 of the company in the year 2020, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 5,904,357 euros during the 2020 fiscal year.
In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2020 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 927,898 euros; the contributions corresponding to the Pension Plan increased to 21,508 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 115,744 euros.
Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 83,648 euros.
On the other hand, regarding share-based remuneration plans, during the year 2020, there was in force the following long-term variable remuneration plan:
The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018. The period of measurement of objectives of the first cycle began on January 1, 2018 and concluded on December 31, 2020. This cycle had a maximum of 344,570 shares allocated on January 1, 2018 to the group of directors forming part of the company's Senior Management, with a unit fair value of 6.4631 euros per share for FCF and 4.5160 euros for TSR. At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of TSR for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.
With respect to Free Cash Flow objective, considering the partial fulfillment of 2018, 2019 and 2020, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
The measurement period of the second cycle objectives began on January 1, 2019 and will conclude on December 31, 2021. The maximum number of shares assigned to be delivered in 2022 in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, set for the second cycle (2019-2022) to the
1 For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including, in all cases, the person responsible for Internal Audit.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	83

Financial Statements 2020
group of Directors part of the Company's Senior Management was 382,291
The measurement period of the third and last cycle objectives began on January 1, 2020 and will conclude on December 31, 2022. The maximum number of shares assigned to be delivered in 2023 in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, set for the third cycle (2020-2023) to the group of Directors part of the Company's Senior Management was 242,162.
With regard to the Global Employee Share Plan (2019-2021), all Directors part of the Company's Senior Management have decided to participate in this plan with the maximum contribution (i.e. 150 euros per month for twelve months). Thus, at the date of formulation of this report, Directors part of the Company's Senior Management have acquired a total of 1,340 shares under this plan, and are entitled to receive 670 shares free of charge, provided, among other conditions, that the shares acquired are held during the vesting period (twelve months following the end of the purchase period).

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	84

Management Report 2020
Management report 2020
This Management Report has been prepared taking into consideration the ‘Guidelines on the preparation of annual corporate governance reports for listed companies’, published by CNMV in July 2013.
In accordance with Law 11/2018 of December 28, and following the amendment of the article 262 of Commerce Law, the Company is not complied to include non-financial information in the Management Report. The disclosure of this information can be found in the Consolidated Management Report of the Telefónica Group which will be filed as well as the consolidated financial statements in the Companies' Register of Madrid.
Business Model
Telefónica's strategy is based on two pillars: its mission to "make the world more human by connecting people's lives" and its Principles of Responsible Business Principles. The latter include not only its code of ethics but also its policy of responsibility towards its stakeholders and society in general.

Accordingly, our strategy starts out by recognising the growing importance of the transition to a more digital, green, sustainable and engaged economy for all our stakeholders, and takes into account the impacts and long-term goals it aims to achieve both internally and externally.
The main lines of our future strategy are based on three pillars:
Generate a positive impact on progress in favour of economic and social development through digitisation:
Our customers recognise how important communication services are in their daily lives. Telefónica responds to this social demand by developing an efficient telecommunications infrastructure based on new, faster, higher-capacity networks that are essential for long-term progress, increasing its coverage in even the most remote areas and, at the same time, developing products and services that are in line with the needs of each customer segment to ensure zero exclusion.
Recent developments have highlighted —and at the same time accelerated— a trend towards greater digitisation in companies and businesses as a prerequisite for increased competitiveness. Telefónica is committed to helping SMEs in their transformation process, extending its range of communication services with specific IT solutions adapted to their needs.
Our customers also demand trust when using our networks and our various related network services. Telefónica implements the most advanced physical and logical security protocols on its networks to guarantee service security. Telefónica has also renewed its Digital Pact, whereby it makes a commitment to customers regarding the responsible use of their data based on transparency and the consent of the ultimate owners of the data: our customers.
Telefónica recognises the importance of training people for this new digital world and the challenges it involves. In the coming years, digitisation will have a strong impact on the working world, requiring new digital skills, new specialist profiles and catering for the emergence of new professions. This requires a strong commitment to the continuous training of our main asset: our employees. Telefónica has developed upskilling and re-skilling plans for its entire workforce, providing employees with access to the training tools that will enable them to acquire the necessary skills for the future.
Build a greener future by developing ecological sustainability initiatives:
Telefónica is aligned with global goals to reverse climate change. We acknowledge the growing importance of ecological sustainability for our societies and have developed plans to reduce the impact of our business and assist our customers in their ecological transition.
Internally, Telefónica deploys state-of-the-art networks (fibre, 5G) that are much more efficient than their forerunners in terms of energy consumption and, therefore, their ecological footprint. Specific plans have been developed to make Telefónica's business carbon-neutral in the coming years.
Telefónica is also a key supplier of services that help our customers (mainly businesses) reduce their environmental impact. By digitising their internal processes, businesses can increase their energy efficiency and avoid unnecessary emissions. Telefónica's services help customers in different ways: by reducing the need for travel (e.g. via home working, audio/video conferencing, Cloud services, etc.), automating processes (e.g. with IoT) and optimising internal resources (e.g. with Big Data solutions).
In collaboration with our suppliers and partners, Telefónica promotes the transition to a more sustainable, circular economy based on recycling. We have put plans in place for the recovery and recycling of materials (mainly electronic and customer equipment related to network deployment) in all our operations. Telefónica has set itself the goal of becoming a zero-waste company in the medium term.
Lead by example in all our activities:
Beyond corporate responsibility, Telefónica is committed to building trust in all its internal activities:
As Telefónica moves towards digitisation, it needs the best digital talent. Promoting diversity and inclusion among our employees ensures the optimum conditions for attracting,

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	85

Management Report 2020
developing and retaining talent. Telefónica guarantees equal opportunities in access to employment and is committed to increasing the presence of women in its management bodies in line with government targets, thereby eliminating the wage gap.
Telefónica considers it essential to promote the sustainability and reliability of its supply chain, and does so by extending its principles of action to its suppliers and providers, thereby generating a positive impact in terms of responsibility beyond its own sphere of business and reducing the risks to its own reputation as a result of third-party activities. Monitoring in our supply chain primarily focuses on our main international suppliers of major purchases (network equipment, systems and professional services, etc.), but is to be extended to the entire supplier network.
Telefónica aspires to lead in terms of trust and reputation in every society in which it operates. The basis of this trust lies in the assumption of all our principles of action in each of the Company's processes, in its culture and in its projection towards the outside world. The objective is to promote trust among customers and society in general through transparency, clarity, reliability and consistency.
Organisation of Telefónica
Last year, the Company made important organisational decisions to reinforce its strategy and lines of action. Today, Telefónica maintains a strong vision for the future and is making solid progress in each of the important changes it has undertaken.
Accordingly, the current organisation responds to the Company's own business strategy and will ensure that the necessary changes are made to achieve the targets that have been set:
A focus on the four key operators (Spain, Germany, UK and Brazil):
The Telefónica Group has refocused its strategy in order to concentrate its resources and investment in the most mature markets, in stable economies and where operators have a strong and sustainable long-term market position.
Over the past year, the Company has taken key steps to strengthen its position in these four markets:
•It signed a strategic joint venture agreement with Virgin Media in the UK, which will result in the creation of a leading national, convergent offering.
•It sustained leadership in fibre deployment and launched new services (security, health, etc.) to consolidate our positioning in Spain.
•It participated in the market consolidation process in Brazil, with the auction of Oi's mobile assets (in process).
•It significantly improved network quality in Germany, resulting in major improvements in customer satisfaction.
•It launched 5G technology in all key operators, with a target of rapid deployment.
Launch of Telefónica Tech:
This new venture seeks to capture the growth of the digital services market in order to complete the connectivity offering to corporate customers.
The initial focus has been on a service offering in three businesses: Cybersecurity, Cloud and IoT/Big Data. During this first year, Telefónica Tech has worked to complete the demerger of these assets to bring them under a corporate structure for the provision of services to all the Group's operators.
In addition, we have strengthened our main corporate alliances with leaders in each industry (Microsoft, Google, Amazon, etc.) and continue to acquire proprietary capabilities to grow in managed services for our customers.
Creation of Telefónica Infra:
This new company was created with the main aim of developing and adding value to Telefónica's valuable infrastructure, taking advantage of the current appetite for investment in the market through a structure open to third-party involvement.
In January 2021, Telefónica Infra announced an agreement with American Towers for the sale of its portfolio of more than thirty thousand towers in Europe and Latin America, thereby enabling the monetisation of valuable assets and greater flexibility for the Group's future strategy. In addition, an agreement has been announced with Allianz in Germany for the development of fibre-to-the-home projects in rural and semi-rural areas (initially covering up to two million households) in carrier-neutral mode (Fiberco).
Accordingly, Telefónica Infra is developing new future projects to accelerate ultra-broadband deployments in the geographical areas in which it operates.
Operational spin-off of Hispam businesses:
After completing the operational spin-off of the Company, we reduced our exposure to assets in Latin America with a focus on differentiated management.
Various organic and inorganic alternatives are currently being assessed in order to capture growth opportunities in the region, accelerate infrastructure deployment and reduce exposure to financial risks generated by macroeconomic shocks and their impact on exchange rates.

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Organically, Telefónica continued to optimise the use of capital through infrastructure-sharing and co-investment (an agreement with AT&T in Mexico and the launch of a FiberCo in Chile, among other initiatives), enabling it to maintain expansion plans in the region, materialising value creation and reducing total investment needs.
In terms of inorganic operations, Telefónica Hispam completed the legal separation process to become an independent company. In addition, the sale of our assets in Costa Rica has been completed (pending regulatory approval) and a strategic review of the portfolio in the region remains ongoing in order to simplify the Group's structure.
New operating model:
The acceleration of digitisation initiatives across the Group's operating units will capture synergies from process simplification and automation. In addition, the Corporate Centre has been restructured, its size being reduced to focus on activities that can provide differential value to operators, maximise synergies and materialise the value of Telefónica's scale.
Value creation model
Telefónica's value creation model is based on the exploitation of a series of valuable ASSETS, which mainly include:
•Fixed and mobile telecommunications networks, including both the basic infrastructure (fibre, civil engineering, telecommunications towers, ducts and buildings, etc.) and the physical elements associated with access, transport and switching (hardware equipment) so that we can provide our customers with basic connectivity and communications services. Telefónica builds, operates and maintains these networks in each of the countries in which it operates.
•The IT infrastructure (data centres, hardware and software) necessary for the provision of services to end customers (front office) and proprietary operations (back office). This includes the main platforms for building services on top of basic connectivity (communications, TV, digital services, etc.) that are either proprietary or based on third-party services.
•The necessary licences and authorisations according to applicable regulations and, in the case of mobile operations, the radio spectrum acquired in each country for the provision of our services.
•Other intangible assets necessary for the provision of our services that Telefónica has built up over the years, such as know-how in operations and processes, and the value of our brands in each market.
Telefónica exploits these assets by building SERVICES adapted to our customers' requirements. These services can be entirely proprietary (e.g. exclusively connectivity and communications services) or based on third-party offerings through partnerships or distribution agreements (as is the case for certain digital services). The main features of Telefónica's commercial proposal to customers include:
•Basic telecommunications services, covering Internet connectivity (residential or the more sophisticated business and corporate products) and fixed and mobile communications (traditional voice and other communication SVAs).
•Proprietary and third-party digital services provided over Telefónica's telecommunications networks and connectivity to complement our offering to end customers (e.g. digital television and content, cloud services, etc.).
•Professional services and similar necessary to facilitate our customers' digitisation processes and access to technology, including (logical and physical) security, business consulting based on Big Data and IT services and managed communications for companies, etc.
On a commercial level, Telefónica serves a wide variety of CUSTOMERS in each of the markets in which it operates, providing solutions that meet their needs over the course of their digital lives. The Telefónica Group's customer portfolio spans virtually every segment of every market, including:
•Residential customers, to whom Telefónica offers solutions for the home (fixed connectivity, fibre, TV, etc.) and for individuals (e.g. mobile lines).
•Corporate clients, with an offering adapted to the digital requirements of different types of companies (from businesses and SMEs to the world's leading multinationals).
•Public administrations and other governmental or official bodies.
Economic results of Telefónica, S.A.
Telefónica, S.A. obtained negative net results of 1,685 million euros in 2020. Highlights of the 2020 income statement include:
•Revenue from operations, amounting to 10,750 million euros, higher than 2019 figure due to the increase in dividends registered as revenues (disclosed in Note 19).
•The figure of “Impairment losses and other losses” amounting to a write down of 10,956 million euros in 2020 (a reversal of 2,226 million euros in 2019).
•The caption "Losses on disposal of subsidiaries amounting to 177 million euros, mainly attributable to the sale of Colombia Telecomunicaciones, S.A. ESP, Fisatel México, S.A. de C.V. y Telefónica Móviles Chile, S.A.

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•Net financial expense totaled 995 million euros in 2020 (1,688 million euros of financial expense in 2019). This figure is mainly due to finance costs with Group companies and associates, principally from Telefónica Europe, B.V. amounting to 461 million euros (492 million euros in 2019) and Telefónica Emisiones, S.A.U. totaling 1,089 million euros (1,278 million euros in 2019) which were partially offset by exchange gains amounting to 601 million euros (43 million in 2019).
Investment activity
The investment activity of the Company regarding additions, sales, valuation criteria and impact of this valuation in 2020 is described in Note 8 of these financial statements.
Share price performance
Global market developments in 2020 were marked by the unprecedented COVID-19 crisis. The MSCI World closed the year with gains (+14.1%), as did the US indices (Nasdaq: +43.6%; S&P: +16.3%; Dow Jones: +7.2%), which reached record highs during the year. This was driven by the technology sector, which was perceived as a safe haven sector during the crisis. In Europe, which was more exposed to “cycle” and “value”, the main markets (except for the DAX (+2.5%)) closed the year with declines: EStoxx-50 (-5.1%); CAC-40 (-7.1%); FTSE-100 (-14.3%, a performance that was also affected by the evolution of the Brexit negotiations); while the Ibex-35 continued its trend of a poorer relative performance (-15.5%).
Stock markets hit annual lows in March, with declines in the major European and US markets of around 35% on average from pre-pandemic highs in anticipation of the sharp contraction in economic activity in the second quarter caused by lockdowns. The recovery of indices thereafter was marked by government monetary and fiscal stimuli, progress in the development of the COVID-19 vaccine, the outcome of the US presidential election and progress on the Brexit deal. Thus, the main European and US markets rallied by around 18% in the final two months of the year, boosted by (i) the positive news regarding the high efficiency of vaccines in early November, which was accompanied by strong rises —Europe saw the biggest one-month rises in its history— and market rotations from defensive and growth stocks, the biggest beneficiaries since the beginning of the pandemic, towards cyclical and value stocks; (ii) the start of vaccination programmes around the world; (iii) the approval of new fiscal stimuli in the United States and (iv) the signing of the Brexit agreement.
Although the pandemic has shown how essential telecommunications networks have become to society and the economy, the telecommunications sector performed relatively worse than the overall market (-16.1%). Performance was affected by (i) preferences for momentum and growth during the pandemic; (ii) roaming exposure; (iii) the complex regulatory environment; (iv) the high level of indebtedness; (v) expectations of increased investment; and (vi) high levels of competition in certain markets. This has been partly offset by news of company mergers and acquisitions, which have become a potential indicator of progress in the sector, where most relative valuations are trading at historic lows.
Telefónica's share price ended 2020 at €3.25 per share: -47.9% for the year with a total shareholder return of -42.7%. The dividend payment in 2020 was made in the form of a voluntary flexible dividend and amounted to €0.40 per share. Telefónica’s share performance can be explained by (i) the poorer relative performance of the sector in a complex regulatory and competitive environment, (ii) the poorer relative performance of the Spanish market, which was one of the hardest hit by the pandemic, (iii) the Company’s exposure to emerging markets, (iv) the depreciation of Latin American currencies and (v) the level of indebtedness. However, Telefónica’s performance has been resilient, protecting cash generation during the year. This was a result of efficiency measures and prioritisation of investments, which allowed the Company to mitigate the impacts of the pandemic on revenues and OIBDA, and continue to reduce its debt.
Telefónica ended the 2020 financial year with a market capitalisation of €17.959 billion, making it the 25th largest company in the global telecommunications sector.
Research, Development and Innovation
Innovation has been part of Telefónica’s DNA since the very beginning. We consider that being able to anticipate the future, understand the Company’s needs and work to continue to be pioneers in the digital world are key. To achieve this, we leverage both in-house innovation and external innovation developed by third parties we invest in and with whom we work closely.
In our innovation areas, most of our work focuses on identifying future opportunities for our business, adapting to a changing technological environment and seeking new spaces in which to develop our activity and offer new products and services, either through our own solutions (Core Innovation) or through agreements with third parties (Open Innovation).
This enables us to ensure our ability to anticipate the specific needs of our clients and the new demands of society in general.

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We also promote the development of sustainable solutions whose objective is not only to obtain economic benefits, but also to generate a positive impact on the social and economic development of the regions in which we operate and protect our natural environment.
Core Innovation
Our goal is to identify the next big area of opportunity on a global scale and then make it real. We want to be always offering our customers better solutions while exploring new technologies, projects and businesses that provide us with the ability to reinvent ourselves in the medium and long term.
A significant part of these innovation activities are carried out by research and development teams from the Core Innovation area. This area’s mission is to improve our competitiveness by analysing Telefónica’s own assets, platforms and services, such as connectivity, data and entertainment platforms.
Work is also being carried out on the development of new products and on experimental and applied research projects. It is precisely in carrying out these functions that this unit collaborates with other public and private organisations and national and international universities, with the aim of promoting new technologies.
The working model of the Core Innovation units is based on the use of Lean Startup methodology. This methodology has been adapted for use by large companies in a model known as Lean Elephant, and makes it possible to speed up the innovation and design process, making it more efficient and maintaining a clear customer focus throughout.
Another of the main pillars of in-house innovation is the creation of a culture of intra-entrepreneurship and innovation. For this purpose, the global “IN_Prendedores” programme provides funds and resources to the best ideas and projects presented by employees in response to different challenges that regularly affect issues considered strategic for the Company.

Key innovation indicators
	2019	2020
Investment in R&D and innovation (million euros)	5,602	4,626
Investment in R&D and innovation / revenue (%)	11.6%	10.7%
Investment in R&D (million euros)	866	959
Investment in R&D / revenue (%)	1.8%	2.2%
Annual increase/decrease in investment in R&D (%)	(8.6%)	10.7%
Industrial property rights portfolio	477	440
New patents registered	27	14
*These figures have been calculated using the OECD guidelines.

New assets generated in 2020	Scope
14 patents	10 European patents 4 international PCT patents
1 industrial design	EUIPO European Union Intellectual Property Office
Open Innovation
Telefónica's Open Innovation area is structured into three units: Telefónica Open Future, Wayra and Telefónica Ventures. These are global and open programmes designed to connect entrepreneurs, startups, investors and public and private organisations around the world. More than 140 public and private partners have signed up to our initiatives via agreements that seek to strengthen our strategic priorities and reinforce the business fabric and socio-economic development of the main regions in which we are present through entrepreneurship.
The main objective is to develop and promote talent and technological and digital entrepreneurship in local ecosystems and incorporate the innovation of the startups we support. This is done by supporting the growth of ideas, projects and companies while at the same time detecting talent at any stage of maturity.
Our hubs provide startups with unique access to large corporate partners, investors, governments, public institutions and relevant entrepreneurs. In addition, having public and private partners means we can strengthen the global entrepreneurship ecosystem by expanding our range of services and offering entrepreneurs in our ecosystem access to events, competitions and financing rounds.
During the challenging year that was 2020, we completed Telefónica's Open Innovation strategy through the launch of three new vehicles: Wayra Builder, to leverage Telefónica's internal talent and technology; Wayra X, to invest globally in 100% digital startups; and Tech Ventures, to invest in cybersecurity.
In 2020 we maintained our investment activity by investing €11.4M in 42 companies through Wayra and Telefónica Ventures, and continued to rotate our portfolio, generating €3.4m through the sale of 18 startups. We have also continued to generate business between Telefónica and startups. Telefónica works with > 130 of its investee startups to either complement our commercial offering or improve our processes.

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Key Open Innovation indicators
2020
Startups in portfolio/active in Open Innovation	> 500
Startups working with Telefónica	> 130
Countries in which Open Innovation is present	12
Wayra Hubs	7
Open Future spaces	35
Telefónica Ventures (centres)	8
Startups invested in by Wayra	> 770
Startups invested in directly by Telefónica Ventures	>25
Direct investment in startups in 2020 (million euros)	11.4
Startups invested in through other funds by Telefónica Ventures	> 120
Third-party investment in startups (million euros)	1,900

In short, the Open Innovation programmes are a unique and comprehensive interface between entrepreneurs and our network of partners: large companies, governments and other major players. They also collaborate with startups in our ecosystem to increase the Group's efficiency or offer new solutions to our customers.
Sustainable innovation
At Telefónica, we approach sustainability as a cross-cutting process throughout the organisation. We particularly focus on solutions that contribute to social and environmental transformation, taking into account the major global challenges we are facing today. In addition, our commitment to the 2030 Agenda and the Sustainable Development Goals provides us with a particular framework in which technology and digitisation can add value.
From this perspective, the main issues are associated with:
•Inclusive connectivity: Ensuring that we bring connectivity and new digital services to everyone without leaving anyone behind.
•Developing more sustainable societies: Implementing solutions that improve the quality of life of individuals and communities.
•The development of new products that contribute to protecting the planet: Implementing solutions that reduce emissions and waste and improve energy efficiency at the Company and for our customers.
In this regard, in recent years we have sponsored the development of new lines of activity, such as new IoT solutions aimed at protecting natural ecosystems, solutions that make technology more accessible to people with disabilities and Big Data for Social Good initiatives that include research and studies on Smart Agro, the evaluation of pandemics and environmental pollution.
In 2020 took place the 5th edition of the Sustainable Innovation Initiative. During that event, 262 projects were presented from 10 countries. Employees, startups from the Open Innovation ecosystem, universities and Telefónica Group suppliers presented ideas that addressed some of the lines of activity related to bringing connectivity to everyone, protecting the planet and developing more sustainable societies, while at the same time presenting a profitable business model for the Company. The top three best projects have been financed and helped along internally, and are either currently in pilot testing phase or have been launched commercially.
Environment
The past year was unquestionably marked by an unprecedented global health crisis, but also by an increase in awareness about the impact caused by environmental damage on all that surrounds us, health and the economy, etc. Biodiversity protects us, economic activity depends on a sustainable environment and, in short, our own wellbeing is absolutely interlinked to that of the environment. Against this backdrop, there are leaders in governments and companies who are focussing on a new paradigm that modifies the economic model and places the environment at the heart of policies and decisions such as the European Green Deal.
Telefónica wants to be part of this shift and our activities, as those of any other company, are dependent on the environment. We are therefore striving to ensure our impact on the environment is minimal and are committed to decoupling the growth of our business from our environmental footprint.
Digitalisation is a crucial tool in the face of these environmental challenges. Some of our products and services already provide solutions for climate change, waste, water, air pollution and biodiversity.
We are working to achieve a world in which digital technology contributes to protecting the planet. We have a global environmental strategy and act in alignment with our business strategy at all levels of the organisation. The environment is a central issue throughout the Company, involving both operations and management areas, as well as business and innovation areas.
In 2020 we set ourselves ambitious new goals which go further than the Paris Agreement. We will be a company with net zero emissions in our main markets by 2025 and, including our value chain, by 2040 at the latest. In order to achieve this, we will reduce emissions in line with the 1.5ºC scenario and neutralise residual emissions through projects based on nature. In this way, we will reduce our emissions by

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70% by 2025 (90% in our main markets) and emissions in our value chain by 39%. We will also continue working to become a company with zero-waste, thereby helping to create a more circular economy by fostering the ecodesign, reuse and recycling of electronic equipment.
In a digital world there are also more opportunities for ecoefficiency and a decarbonised and circular economy; therefore, we want to play our part in the transition to a green economy. Through connectivity and our digital services, we will help our customers to prevent the emission of 5 million tCO2 a year by 2025.
As part of integrating the environment into the Company's strategy, in 2020 we issued another Green Bond —the first hybrid in the sector— based on our Sustainable Financing Framework, under which the Company had already issued the first Green Bond for the telecommunications sector globally in early 2019.
The funds from the hybrid Green Bond (500 million euros) have served to finance projects aimed at increasing the Company’s energy efficiency through the process of transforming the copper network into fibre optic (85% more efficient) in Spain. The issuing of the bond has made it possible to save 50 GWh just between the months of May 2019 and August 2020, which means avoiding the emission into the atmosphere of 10,075 tonnes of CO2, equivalent to the carbon sequestered by 165,000 trees. In addition, the deployment of fibre has allowed us to close hundreds of technical buildings, re-using much of the equipment and recycling all the material as part of our commitment to the circular economy. The Company's goal is to have 100% of its retail customers in Spain using fibre by 2025.
Sustainable financing contributes to Telefónica's decarbonisation strategy and its goals of reducing emissions and energy consumption.
Governance
The environmental strategy is the responsibility of the Board of Directors, which approves the Global Environmental Policy and objectives, within the framework of our Responsible Business Plan. The carbon reduction targets are part of the variable remuneration of all the Company's employees, including the Board of Directors.
Materiality
We conduct analyses to determine our major environmental aspects, based on our business strategy, the regulatory environment, impact and the demands of our stakeholders. In this way, we prioritise our efforts towards the most significant aspects: energy consumption and renewable energies, Eco Smart services (with environmental benefits), responsible deployment of the network and greenhouse gas emissions.
However, we do not neglect other environmental aspects. We manage all of them to progressively reduce our impact whilst increasing our resilience, through adapting to climate change.
Environmental risks
Telefónica's activities, like those of any other company, have an impact on the environment and can be affected by climate change. The Company's environmental and climate change risks are controlled and managed under the Telefónica Group's Global Risk management model, in accordance with the precautionary principle.
Our environmental aspects have their greatest risk focus on the high geographic dispersion of infrastructure, which is controlled through environmental management based on uniform processes and certified according to the ISO 14001 standard.
With regard to the guarantees and provisions arising from environmental risk, in 2020 the Group continued to develop, both locally and globally, several insurance programmes in order to mitigate the possible occurrence of an incident deriving from the risks of environmental liability and/or natural disasters, to guarantee the continuity of its activity. We currently have fully comprehensive insurance and coverage for all risks, material damages and loss of profit, in order to cover any material losses, damage to assets and loss of income and/or customers, among other problems, as a consequence of natural events. We also have environmental liability insurance to cover the environmental liabilities set out by the applicable laws and regulations. Both insurance policies are based on limits, sub-limits and cover that are appropriate to the risks and exposure of Telefónica and its Group of companies.
Environmental management
Environmental Management System (EMS) ISO 14001 is the model that we chose to ensure the protection of the environment. In 2020 we continued to have 100% of our operators certified under the requirements of the standard (Venezuela is out of the scope).
We have a set of global standards that incorporate the life cycle perspective. We also incorporate the life cycle perspective into the various aspects of our value chain and we pay particular attention to involving our partners in environmental management.
Having a certified EMS enables us to ensure that we successfully control and comply with the environmental legislation applicable to each operation and it is the preventive model of compliance is associated with the Company's overall compliance process. We were not subject to any significant environmental penalties in 2020.
In addition, we maintained the Energy Management Systems (ISO 50001) certification for our operations in Spain and Germany and are working to expand it to other operations, such as Brazil (the EcoBerrini headquarters has already been certified).

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Responsible network and biodiversity
With the goal of providing top quality service while at the same time promoting care for the environment, we adequately monitor the environmental risks and impacts related to managing the network throughout its life cycle. In 2020 we invested around 24 million euros towards this goal (similar to the investment in 2019).
The main environmental aspects of the network are energy consumption and waste generation, although we manage all these aspects through our EMS, such as noise and water consumption.
An example of the responsible management of the network is the fact that 98% of our waste was recycled in 2020.
In order to minimise the impact of network deployment we implement best practices, such as noise insulation measures when necessary and the sharing of infrastructures. Therefore, whenever possible during installation of our facilities we share space with other operators. This makes it possible to keep the occupation of land, the visual impact, energy consumption and waste generation to a minimum.

RESPONSIBLE NETWORK LIFE CYCLE
PLANNING AND CONSTRUCTION
Environmental licences and permits	5,334
Visual impact reduction measures	484
Base stations with renewable energy	436
OPERATION AND MAINTENANCE
Energy efficiency projects	173
Renewable energy (%)	87.5
Emissions (scopes 1+2) (tCO2eq)	743,366
No. of measurements of electromagnetic fields	48,956
Energy consumption by traffic (MWh/PB)	78
DISMANTLING
Network equipment reused	855
Hazardous waste (t)	4,872
Total waste recycled (%)	98%

With regard to biodiversity, the impact of our facilities is limited, although we conduct environmental impact studies and implement corrective measures when necessary, such as in protected areas.
In order to analyse the impact of the Group's infrastructure on biodiversity in more detail, a Geographic Information System (GIS) was used to put together the area occupied by each type of infrastructure and different layers of information about protected spaces and species obtained from renowned international organisations, such as the International Union for Conservation of Nature (IUCN). This information has enabled us to establish the quality of the habitats in which some type of the Company's infrastructure is present (classifying them into five levels, from very low to very high) and assess the potential impact on biodiversity
(destruction of vegetation or habitat disturbance in the area of influence, such as fragmentation, alteration or introduction of invasive species). As a result, it has been observed that practically all facilities are in low or very low value habitats, and none are in habitats with a very high value; therefore, the potential impact on biodiversity is very limited.
MILESTONES 2020 AND CHALLENGES 2021
Our main achievements in 2020:
•We issued our second Green Bond, amounting to 500 million euros.
•We announced net-zero targets, going further than the Paris Agreement. We will reduce emissions in line with the 1.5ºC scenario and will neutralise residual emissions.
•100% certified company under ISO standard 14001:2015.
•We consumed 100% renewable electricity in Europe, Brazil and Peru.
•We reduced our carbon emissions by 61.1% compared to 2015 (scopes 1+2) and those of our value chain (scope 3) by 26.8% compared to 2016.
•With our services we avoided 9.5 million tCO2, three times more than the previous year thanks to the high penetration of digitalisation during the COVID-19 crisis.
•We reduced our energy consumption per traffic unit by 80.9% compared to 2015.
•We received the maximum “A” classification from CDP with regard to climate change for the seventh year in a row.
•We recycled 98% of our waste.
The most significant challenges we face for 2021:
•To avoid 5 million tonnes of CO2 for our customers by 2025.
•To reduce our CO2 emissions (Scopes 1+2) by 70% by 2025, and by 90% in our main markets.
•To reduce CO2 emissions in our value chain by 39% by 2025 compared to 2016 (Scope 3).
•To continue to consume 100% renewable electricity in our main markets and reaching 100% at global level as well by 2030.
•To continue to move towards becoming a zero-waste company through ecodesign, re-use and recycling.

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Human Resources
Introduction
In 2020 we have faced an unprecedented health crisis and at the same time we have deepened in the transformation and delivering value to our customers. During the last 20 years we have managed complex crises resulting from natural disasters (earthquakes, floods, hurricanes) in a discontinuos manner and we have confronted wide scope diseases (yellow fever, H1N1, SARS, MERs), however, the current context exceeds any crisis known so far.
Our priority from the beginning of the COVID-19 crisis has been people —ensuring the health and safety of the team above all else— and caring for all colleagues who have contracted the disease.
The section on Employee health and safety details the actions carried out within the Group to guarantee the health and safety of our teams as well as the action plan designed to ensure the progressive and safe return to the different work centres.
Diversity
A core pillar of our internal transformation process is the management of diversity and inclusion. We need to have a diverse workforce and foster an organisational culture of equity, plurality and inclusion, where our employees’ unique skills, abilities and ways of help us make the best decisions for the business.
We firmly believe that effective diversity management, in addition to adhering to the principles of social justice, helps us to achieve better business results. To this end, we have designed initiatives aimed at fostering the inclusion of diverse talent, so as to attract and retain high potential professionals, get the best out of our employees, boost innovation and become more productive. Only in this way will we be able to empathise with our customers, understand their specific needs and innovate to meet their expectations.
Governance of diversity
We ensure the mainstreaming of our diversity and inclusion strategy by including gender diversity criteria in the variable remuneration scheme for Company employees. In addition, we have internal policies and a structure of internal bodies and figures that ensure the involvement of senior management:

•Governance bodies and figures:
◦Global Diversity Council, made up of top-level executives. Its purpose is to promote and monitor the Company’s diversity strategy.
◦The Transparency Commission, made up of the Chairman and four senior managers. It ensures the presence of both genders in the shortlists for selection processes.
◦Chief Diversity Officer, a figure who supports the Board and the People area functions.
◦Diversity Champions, who act as internal agents of change in all areas of the Company.
•Internal policies:
◦Global Diversity and Inclusion Policy, approved in 2017 by the Board of Directors, which seeks to ensure management free of bias associated with differences.
◦Policy on Appointments and Departures of Executives, which guarantees transparency and meritocracy in the recruitment and promotion of executive talent.
◦The Board of Directors Diversity Policy, which ensures that proposals to appoint and re-elect members of the Board of Directors are based on prior analysis of needs, expressly encouraging diversity.
◦The Supply Chain Sustainability Policy, which lays down the supplier’s obligation not to discriminate against any group in its hiring, training and promoting policies.
Beyond these corporate bases, each of our operations has different programmes and diversity plans that represent an indisputable driver for making progress in taking the best business decisions.
Talent management and development
The qualified professionals working for the Company are the key resources to boost and multiply sustainable growth in Telefónica.
In order to achieve a diverse and commited team essential to consolidate the future of the Company, in Telefónica we want to enhance the highest professional performance of the employees. Therefore, we have launched several initiatives both locally and globally in order to develop talent, mobility and internal rotation favoring internal promotion and diversity as career development tools.
Our strategy is based on an increasing digitalization of People Management processes and the global usage of "Succes Factors" software to set up training programmes, in the recruitment processes, for the performance valuation, rewards and administration, allowing multi-device accesses. All the employees of the Company have nowadays a global experience using Success Factors.
Capacities for the future
The evolution of our businesses, the explosion of data and the technological evolution of our networks require us both to attract external talent and to develop new skills within Telefónica’s people and teams. On the other hand, the

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digitalization and automatization of our processes replace some manual tasks or making them outdated.
To ensure we have the strategic skills necessary for the future of the Company, and to ensure we leave no-one behind in the digital transition, at Telefónica we are gearing our training policies towards mass reskilling and upskilling programmes to adapt and improve the skills of our people, ensuring their employability and improving their future prospects in the working world.
We have reviewing our outlook on talent development and management focusing on capacities, promoting ongoing learning and development of new capacities such as leadership, which will be required in the next years.
We would like to highlight the reskilling and upskilling programmes in Telefónica de España, which have allowed more than 14,000 professionals upgrading some of our capacities.
The global business units have created several academies, such as: the IT&Network Academy, from the global Network and IT area, which shares the highest level of technical knowledge with all the Group’s employees on, for example, the new 5G networks; the CloudexAcademy, which is aimed at training the Company’s Cloud specialists so that they can obtain the necessary certifications; the CiberAcademy+, which is aimed at Telefónica’s cybersecurity specialists; and finally, the SalesAcademy, providing knowledge to the sales representatives from the Company’s business segments.
The COVID-19 pandemic has caused a shift in the distribution of in-person/virtual and online training. We have moved from 30% virtual/online training in 2019 to 92% online training in 2020.
Universitas Telefónica is the corporate university at which the employees of Telefónica and other companies work on improving their transformational leadership skills, enabling them to better take on the challenges of the digital revolution in which we live. Until the end of 2020 the courses of Universitas have been held in a unique environment where the participants can switch off from their daily responsabilities and completly focus on the course while staying there. Due to pandemic, in 2020 Universitas undertook a major digitisation journey, virtualising our entire offering, with a particular focus on developing resilience, which is so necessary in the turbulent times we have experienced. We have delivered 25 virtual courses, reaching 12,910 people across Telefónica. For the first time, 2,700 of these participants were also family members of our employees. We have relied on more than 100 internal facilitators, keeping alive the Universitas Exponential community launched in 2019.
Labour relationships
At Telefónica we are committed to the core standards of the International Labour Organization (ILO), particularly with regard to freedom of association and the right to collective bargaining in all our companies in all the countries in which we operate. We ensure that worker representatives receive fair treatment free of discrimination and that they have all the facilities to be able to perform their representative duties. In both 2019 and 2020, 100% of Telefónica’s employees were covered by a labour framework that regulates their working conditions.
As a company, we reaffirm the important role played by trade unions in defending the interests of workers and we recognise the UNI Global Union and the European Works Council as key partners in worldwide labour management.
In the same way, at local level, we understand that management of Works Councils is guided through policies and rules established by their legal entity; therefore the procedures to report, consult and negotiate have different meanings, but are always in line with Telefónica’s guiding principles.
Maintaining a neutral position with regard to trade union activity is essential to ensuring a free, open environment which allows the right to association to be exercised. If workers wish to become members of a trade union, Telefónica will recognise trade unions which meet the conditions regarding organisation under ILO Convention 87, and always in accordance with local legislation. In addition, we ensure that worker representatives receive fair treatment that is free of discrimination and will have, in turn, all the facilities to be able to perform their representative duties.
COVID-19 return plan - trade union coordination
The plan to return to work centres has been addressed jointly by Telefónica and the main trade unions in Spain (UGT and CC.OO.), as well as the UNI Global Union.
The global agreement reached in May sets the objective of joining forces and ensuring the collaboration of everyone to guarantee the health and safety of all Telefónica Group employees at all times.
The return plan establishes teleworking as a priority and preferential act until such time as the World Health Organisation (WHO) and the competent governments or local authorities rule that the pandemic has been brought under control.
The return of workers to the workplace will be progressive and phased. The agreement includes specific aspects in relation to guaranteeing the availability and use of personal protective equipment, providing mechanisms for health monitoring by the Group’s medical services, facilitating compliance with the protocols defined in the different workplaces, and managing the different stages established in this plan.
It also includes a commitment to create spaces for collaboration in the field of collective bargaining, with the aim of analysing and capitalising on the lessons learned from the management of the pandemic in order to consolidate teleworking and flexibility schemes, as well as new health and coexistence protocols.

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Appropriate systems have been established through health and hygiene committees, temporary commissions linked to COVID-19 or other instruments of dialogue to ensure compliance with the agreements and to review any extraordinary incidents that may arise until the pandemic is under control.
Safety and health at work
At Telefónica we understand the concept of occupational health and safety to cover a state of complete physical, mental and social well-being in harmony with the environment. The measures that promote health in the Company not only help employees and ensure long-term business success, but also have positive overall effects that go beyond the Company. At Telefónica we have a Global Policy on Occupational Health, Safety and Well-Being of our employees, our supply chain and partners. This policy includes Telefónica´s commitments that promote health, safety and well-being at work.
COVID-19 crisis management
The Telefónica Group has made it a top priority to manage this unprecedented health crisis.Since there was no equivalent precedent, we considered making initial decisions and then making adjustments as the real situation started to offer us further clues. After the first months of lockdown and the subsequent easing of it, we realised that this was not a sustained crisis, so we decided to adopt actions adaptable to changing realities in the short term.
Steps for a progressive return to work centres
Our return plan has always had people as our top priority, aligning our actions with the objectives of guaranteeing the safety and protecting the health of our employees, while ensuring business continuity.
The plan has been structured into three stages, linked to clear milestones based on the evolution of the pandemic and criteria based on business activities and employee groups. This has allowed us to establish a gradual return by ensuring that we have all the necessary mechanisms and protocols in place.
The return plan has been agreed with the main trade union bodies, both in Spain and globally: UGT, CC.OO. and the UNI Global Union.
The time planning is different in each country and is subject to many variables: key indicators of the country, active Company cases in this location, conditions for return. For this reason, although the plan is the same, implementation occurs at different times.
Measures implemented in the Telefónica Group to ensure health and safety during COVID-19
Measures to ensure social distancing:
• Flexibility measures to compensate remote work with in-person work when the situation allows.
• Introduction of a bubble model for in-person work management: Co-existence groups with a shift format.
• Management of capacity control data to identify improper access (accessing the centre on the day that does not correspond to the shift) and extraordinary access, and to sound the corresponding alerts.
Health measures:
•Specific COVID-19 protocol: Online Prevention Manual.
•Catalogue of PPE appropriate for each type of activity. Management of safety stock and agile supply process.
•Medical health application to monitor the status of each employee (app):
◦Symptom questionnaires managed and analysed by health staff.
◦Highly effective early detection of symptoms.
•Diagnostic tests: (depending on the indications of the country’s health authority).
◦Voluntary tests offered to our employees (in countries where possible).
◦Special attention to employees with higher exposure (field, call centre, operations).
•Temperature monitoring (thermographic cameras and other devices adapted to each centre in countries where this is permitted).
•Emotional health support (psychological support solutions).
•Special measures to prevent risks to workers with special sensitivities and groups vulnerable to COVID-19.
Special measures in workplaces and stores:
•Establishment of special cleaning and disinfection protocols; provision of gel, mask and glove dispensers; screens; access and capacity control; use of UV sanitisers, etc.
• Work centre signage: vertical signs, horizontal signs, infographics, informative videos about the guidelines, definition of maximum capacities by zone, etc.
• Special measures for workers performing activities at the customer’s home (diagnostic tests, PPE, etc.).
• Measures to be applied in the coordination of business activities with contractors, subcontractors, customers, users or other persons present in the centre outside the Company.
Ad hoc protocols for business activities:
We are conscious of the need for activities that support the business and we develop ad hoc protocols to ensure safety and security in these circumstances:

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•Protocol for international travel (covers diagnostic tests, mobility certificates, special travel insurance, differentiated private security treatment, food and hygiene guidelines, symptom monitoring, etc.).
•Protocol for essential meetings in our secure facilities for our guests and employees.
•Protocol for the opening of special centres (Wayra Entrepreneurs hubs, Escuela 42, Fundación Telefónica activities).
Case traceability:
We have implemented protocols that allow rapid management of a positive case and identification of close contacts.
•Highly qualified health personnel perform the monitoring and traceability of each case.
•There are special measures to be taken in the event of a possible positive case.
• There is a specific medical channel for our employees to submit queries, consult symptoms and report cases. This is organised with partners of recognised prestige, as in the case of Spain, where we have a specific Quirón Salud call centre for the Telefónica Group.
• Data models and data mining tools to ensure:
◦Quality information for the healthcare team -> Proper case tracing, also in accordance with GDPR -> E2E monitoring of each case.
◦Management information -> Dashboard with case statistics for all Telefónica Group subsidiaries. Real-time data allows us to make decisions with the utmost reliability.
Training and communication:
• Continuous training through didactic communication devices (infographics, videos, tutorials, training pills). Content on health, safety and business continuity.
• Courses on our online platform prior to returning to in-person work.
Data model for decision making:
We decided to choose a set of measurable key indicators in all countries in which we are present. We monitor these indicators on a daily basis and assess whether we need to correct any decisions on in-person presence in our offices, customer relations or flexibility measures.
We have a protocol for data management and deletion in accordance with local data protection laws in each country. Our objective is to have real-time information that allows us to trace a positive case and identify potential close contacts to avoid contagion.
As regards people, we have made a major effort to protect our employees by ensuring safe and healthy workplaces. The result has been a significantly low number of positive cases compared to the real situations in the countries in which we are present. In-person presence in offices, in countries where it was possible, was not the cause of an increase in cases. On a sustained basis over time we have seen that the number of active cases was higher for employees with 100% remote working. During the easing process, we observed percentages between 50% and 70%.

Currently, only 4.4% of the workforce has had the disease and at the moment we have had no outbreaks in our workplaces. Unfortunately, however, we have recorded 23 deaths. These data are the result of a major coordination effort between many areas and countries.
We analyse the casuistry of all extra-professional quarantines on a daily basis and offer recommendations to all our employees so that they can protect themselves in their private lives in line with the best possible instructions. Preserving individual health is the key to preventing the spread of the virus.
The return to our work centres is aligned with the circumstances of each country. At the end of 2020, the percentage of remote versus in-person work in Spain was 79%.

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Liquidity and capital resources
Financing
The main financing transactions carried out in the bond market in 2020 are as follows:

Description	Issue date	Maturity date	Amount in millions (nominal)	Currency of issue	Amount in millions of euros (nominal)	Coupon
Telefónica Emisiones, S.A.U.
EMTN bond	02/03/2020	02/03/2030	1,000	EUR	1,000	0.664%
EMTN bond	05/21/2020	08/21/2027	1,250	EUR	1,250	1.201%
EMTN bond	05/21/2020	05/21/2032	750	EUR	750	1.807%
EMTN bond	07/13/2020	07/13/2040	500	EUR	500	1.864%
These transactions are guaranteed by Telefónica, S.A. On the same dates Telefónica, S.A. perceived loans from Telefónica Emisiones, S.A.U. of similar amount, terms and conditions.
The main transaction under the main financing transactions arranged in 2020 in the bank market are as follow:
•On March 12, 2020, Telefónica, S.A. drew down 150 million euros of its bilateral loan signed on November 8, 2019 and maturing in 2030.
•On May 6, 2020, Telefónica, S.A. drew down 200 million euros of its bilateral loan signed on December 4, 2019 and maturing in 2027.
Available funds
At December 31, 2020 Telefónica, S.A.’s available funds from undrawn lines of credit in different financial institutions totaled 10,709 million euros (of which 10,484 million euros maturing in more than 12 months). Additionally, cash and cash equivalents as of December 31, 2020 amount to 3,030 million euros.
Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 13, 14, 15 and 16 of the financial statements.
Contractual commitments
Note 19 to the financial statements provides information on firm commitments giving rise to future cash outflows and associated with operating leases, primarily.
Credit risk management
The credit risk in Telefónica, S.A. mainly refers to the one associated with financial derivative instruments arranged with different entities. The detailed description of how those risks are managed and hedged is included in Note 16.

Credit rating
At December 31, 2020, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “BBB- stable outlook" from Standard & Poor's and “Baa3 stable outlook" from Moody's. During 2020, Standard and Poor’s revised the outlook to “negative“ from “stable” on April 1, 2020 and later, on November 20, 2020 downgraded the rating to “BBB - stable” from “BBB negative”. The last changes in the credit ratings prior to that took place in 2016 when Moody's downgraded the rating to “Baa3 stable” from “Baa2 negative” on November 7, 2016 and Fitch downgraded the rating to “BBB stable” from “BBB+ stable” on September 5, 2016.

In 2020, measures taken to protect the credit rating included an active portfolio management through the agreement reached for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A. and the agreement to sell approximately 10,100 sites of Telefónica Germany to Telxius (which led to the partners making equity contributions in Telxius). Apart from that, Telefónica decided to distribute dividends for fiscal year 2020 through two voluntary scrip dividends. Additionally, there was an intensive financing activity, as the Group took advantage of the historical low refinancing rates to extend average debt life, while seeking to maintain an appropriate level of liquidity.

Telefónica also reached strategic deals in 2020 to reinforce its business profile, first with Liberty Global plc, with which it has agreed to combine their respective operating businesses in the United Kingdom in a 50-50 joint venture, and second, with Allianz, with which it has agreed to create a joint venture to deploy fiber in rural areas in Germany. In January 2021, Telxius signed an agreement with American Tower Corporation for the sale of its telecommunications towers division in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina).

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Dividend policy
Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments.
On March 2017 the Board of Directors of Telefónica, S.A. decided to define the corresponding payment periods of the dividends. Therefore, from there on, the dividend payment in the second quarter will take place in June, and the dividend payment in the fourth quarter will take place in December, in both cases on or before the third Friday of the corresponding month.
In February 2019, Telefónica announced the dividend policy for the year 2019: 0.40 euros per share in cash, in December 2019 (0.20 euros per share) and in June 2020 (0.20 euros per share). According to this, the Annual General Meeting held in 2019, approved a dividend distribution in cash charged to Unrestricted Reserves, by means of a payment of a fixed gross amount of 0.40 euros during 2019 payable in two tranches, 0.20 euros per share on June 20, 2019 and 0.20 euros per share on December 19, 2019.
In February 2020, Telefónica announced the dividend policy for the year 2020: 0.40 euros per share payable in December 2020 (0.20 euros per share) and in June 2021 (0.20 euros per share).
In May 2020, after the corresponding analyses, it was concluded that the Company had a sufficiently healthy cash position to maintain the previously announced dividends payment. However, for reasons of financial prudence in the context of the COVID-19 health crisis and in order to grant greater flexibility in regard to cash outflows and different alternatives for the shareholders, it was deemed appropriate to propose for approval of the Annual General Shareholders Meeting held on June 12, 2020 the implementation of the payment of sums to be made during this fiscal year 2020 through separate scrip dividends (the “Telefónica Flexible Dividend”), which as is known, provides all shareholders with the choice of receiving the relevant compensation in shares or in cash, at the shareholder’s discretion.
The Annual General Shareholders Meeting held on June 12, 2020 approved the Proposals of the scrip dividend, which were executed in June and December 2020.
Treasury shares
Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.
Treasury share transactions will always be for legitimate purposes, including:
•    Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders’ Meeting resolutions.
•    Honoring previous legitimate commitments assumed.
•    Covering requirements for shares to allocate to employees and management under stock option plans.
•    Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. the share exchange with KPN) acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share, the delivery of treasury shares in exchange for the acquisition of a stake in another company (such as the agreement with Prosegur Compañía de Seguridad, S.A.).

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.
The disclosure of number of treasury shares at the end of 2020 and 2019, as well as the explanation about the evolution of the figure and the transactions involving treasury shares in 2020, are described in Note 11 of these financial statements.
Risk factors associated with the issuer
The Telefónica Group is affected by a series of risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in these Financial Statements.
These risks are currently considered by the Telefónica Group to be material, specific and relevant to consider in making an informed investment decision in respect of the Company. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their specificity and materiality depending on the Group's assessment of their probability of occurrence and the potential magnitude of their impact.
Risks are presented in this section grouped into four categories:
- Business
- Operational
- Financial

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- Legal and compliance
These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this document. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.
Risks related to the business activities.
Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.
In addition, market concentration, including as a result of mergers, acquisitions, alliances and collaboration agreements with third parties (e.g., the possible integration of companies in the content/entertainment sector, such as the mergers of FOX and Disney, and AT&T and Time Warner), could affect the competitive position of Telefónica, as well as the efficiency of its operations.
The reinforcement of competitors, the entry of new competitors, or the merger of operators in certain markets, may affect Telefónica's competitive position, negatively affecting the evolution of its revenues and market share. In addition, changes in competitive dynamics in the different markets in which we operate, such as in Chile and Peru, where there are aggressive customer acquisition offers, including unlimited data and discounts on certain services, among others, can affect the competitive position and the efficiency of Telefónica's operations.
If Telefónica is not able to successfully face the challenges posed by its competitors, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.
The Telefónica Group's strategy which is focused on driving new digital businesses and providing data-based services, increases its exposure to risks and uncertainties arising from data privacy regulation.
The Telefónica Group's commercial portfolio includes products and/or services which are based on the use, standardization and analysis of data, as well as the deployment of advanced networks and the promotion of new technologies related to Big Data, Cloud Computing, Cybersecurity, Artificial Intelligence and the Internet of Things ("IoT").
The large amount of information and data that is processed throughout the Group (approximately 345.4 million accesses associated with telecommunications services, digital products and services and Pay TV and 112,797 employees as of December 31, 2020), increases the challenges of complying with privacy regulations. Moreover, there is a risk that measures adopted in response to these regulations may stifle innovation. Conversely, the Group’s efforts to promote innovation may result in increased compliance risks and costs.
One of the most important pieces of regulation for the Telefónica Group’s operations in the European Union is Regulation (EU) 2016/679 of the European Parliament and Council of April 27, 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), which content has become a benchmark for all countries where the Telefónica Group operates. In addition, progress continues to be made on the proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications ("e-Privacy Regulation"), which would repeal Directive 2002/58/EC. If approved, this proposal could establish additional and more restrictive rules than those established in the GDPR, which may increase compliance risks and costs.
Moreover, on July 16, 2020, the Court of Justice of the European Union issued a judgment which annulled, without granting a grace or transition period, the European Commission’s Decision (EU) 2016/1250 of July 12, 2016 on the adequacy of the protection provided by the EU-U.S. Privacy Shield. Accordingly, such framework is not a valid mechanism to comply with EU data protection requirements when transferring personal data from the European Union to the United States. As a result of that decision, the Telefónica Group has been, among other measures, reviewing and where applicable revising, in a short period of time, international data transfers being made by the Telefónica Group companies from the European Economic Area ("EEA") to suppliers located in the United States with a view to minimizing the risk of breach of the GDPR. However, due to the complexity and uncertainties coming from the aforementioned judgement there can be no assurance that any such measures have been or will be fully effective in preventing a breach of the GDPR. In addition, there can be no assurance that the transfers which began under the framework of the EU-U.S. Privacy Shield did not result in a breach of the GDPR.
In addition, the following recent and prospective regulatory developments may be material to the Telefónica Group’s operations: (i) in the United Kingdom, its exit from the European Union means that the Group must monitor how its operations and business in the United Kingdom are affected in terms of applicable privacy regulations and, specifically, the flow of data to and from the United Kingdom. The Trade and Cooperation Agreement between the United Kingdom and the European Union reached on December 24, 2020, which has been applied provisionally pending ratification by the authorities of the European Union, contains a Final

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Provision according to which, from January 1, 2021 and for a period of four months, extendable by two more months, the transmission of personal data from the EEA to the United Kingdom will not be considered a transfer to a third country in accordance with the GDPR. The Final Provision will cease to be in effect if, during this period, the European Commission adopts an adequacy decision in relation to the United Kingdom. If the European Commission fails to adopt such a decision during this period, or if such adequacy decision contains terms which are more onerous than those currently in place, the Telefónica Group may face similar challenges as it is currently facing with respect to data transfers to the United States and may have to review and, where appropriate, revise the transfers of personal data to the United Kingdom; and (ii) in Latin America, Law No. 13,709 (LGPD) in Brazil imposes standards and obligations similar to those required by the GDPR, including a sanctioning regime which will be in force from August 2021, with fines for non-compliance of up to 2% of the Group's income in Brazil in the last financial year subject to a limit of 50 million Brazilian reals (approximately 8 million euros based on the exchange rate as of December 31, 2020) per infraction. In other countries of Latin America where the Group operates, such as Ecuador, Argentina and Chile, there are regulatory proposals to bring regulation more in line with the provisions set forth in the GDPR, which may increase compliance risks and costs.
Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group's reputation and the loss of trust of customers and users.
Telefónica's reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, it is important to note that, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros and 4% of the infringing company’s overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations. The fact that the Group's business is highly regulated affects its revenues, operating income before depreciation and amortization ("OIBDA") and investments.
Many of the Group’s activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfy certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations it may suffer consequences such as economic fines or, in a worst-case scenario, other measures that would affect the continuity of its business. Exceptionally, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain of its businesses. For example, on February 22, 2019, the European Commission started an investigation of Telefónica Deutschland in respect of the Group's compliance with its commitments undertaken in the merger with E-Plus in 2014. In this context, Telefónica Deutschland has adjusted the conditions of 4G wholesale services.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Access to new concessions/ licenses of spectrum.
The Group requires sufficient spectrum to offer its services. The Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, specifically through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses.
In Europe, two auction processes are expected in the near term: (i) in Spain, a spectrum auction of 75 MHz, in the band 700 MHZ, is expected to take place in April 2021; and (ii) in the United Kingdom, an auction for the 700 MHz and the

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3.6-3.8 GHz bands is expected to take place in March 2021, although such auction could be delayed.
In Latin America, several auction processes are expected in the near term: (i) in Brazil, on February 5, 2020, ANATEL published the proposal for the 5G public auction. It is expected that the auction of 20 MHz of the 700 MHz band, 90 MHz of the 2.3 GHz band, 400 MHz of the 3.5 GHz band and 3,200 MHz of the 26 GHz band will take place in 2021; (ii) in Colombia, the "5G Plan" as well as the 2020-2024 Spectrum Public Policy and the 2020-2024 Spectrum Allocation Framework Plan were published. These policy documents announced actions to auction the remaining spectrum in the 700 MHz, 1,900 MHz and 2,500 MHz bands, without indicating a concrete time frame. Additionally, spectrum in the 3.5 GHz band is planned to be assigned in the second quarter of 2021; however, this auction could be postponed until 2022. Telefónica has requested the Ministerio de las Tecnologías de la Información y las Comunicaciones (MinTic) to delay the spectrum auction in the 3.5 GHz band, considering that the market is not yet sufficiently prepared. It has also proposed the revision of the spectrum valuation methodology downwards, in order to align costs with the spectrum value generation capacity. Finally, although it is in favor of increasing the spectrum caps, Telefónica has requested additional measures to avoid resource monopolization by the dominant operator; and (iii) in Peru, auctions were announced for the bands 1,750 - 1,780 MHz, 2,150 - 2,180 MHz and 2,300 - 2,330 MHz, which may take place during 2021. In addition, the Ministry of Transportation and Communications has started a public consultation regarding 5G and an auction model for the 3.5 GHz and 26 GHz bands.
Existing licenses: renewal processes and modification of conditions for operating services.
The revocation or failure to renew the Group’s existing licenses, authorizations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
In Germany, Telefónica's and other parties’ legal actions against Decisions III and IV adopted by the German regulator on the conditions of use of frequencies and the rules of the spectrum of the 2 GHz and 3.4-3.7 GHz bands auction, that ended on June 12, 2019, are pending. With its appeals, Telefónica is challenging in particular the imposed coverage obligations and the requirement to negotiate on network access. Other parties inter alia claim that the obligation to negotiate with other operators is not strict enough. It is yet unclear to what extent these different actions will affect the regulator’s Decisions III and IV.
With respect to Latin America:

In Brazil, the publication by ANATEL of two regulations for the development of Law 13,879/2019 regarding the migration from the concession regime to the authorization regime are pending. ANATEL is working on the methodology for calculating the migration balance and there is a risk that consensus will not be reached between the parties regarding the migration calculation. If a decision is made not to migrate, the Telefónica Servicio de Telefonía Fija Conmutada (STFC) concession will remain in force until 2025. In addition, Telefónica could lose its right to operate spectrum in the 450 MHz band, granted in certain cities, if Telefónica’s appeal against a decision adopted by the regulator in June 2019 is not successful. Furthermore, regarding the extension of the 850 MHz band authorizations, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028, if the legal and regulatory requirements are met. However, Telefónica has appealed the regulator's decision related to the amount due for the extension, arguing that it should be calculated based on net present value parameters to reflect the real economic value (market value) of the bands.
In Peru, an arbitration process was started by the Group, to challenge the decision adopted by the Ministry of Transportation and Communications (“MTC”), denying the renewal of concessions for the provision of fixed-line services, valid until 2027. Nevertheless, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1,900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunications services were requested by the Group and a decision by the MTC, is still pending. Nevertheless, these concessions are valid while the procedures are in progress.
In Colombia, the period to request the renewal of the license to use 15 MHz in the 1,900 MHz band, will expire in April 2021. Unless it is renewed, the license will expire on October 18, 2021. MinTic must establish the renewal conditions in accordance with law 1978/19, which implies market prices conditions, extends the license periods to a maximum of 20 years and allows paying up to 60% of the price of the spectrum through obligations to do or take action.
In Chile, as a result of the Supreme Court ruling on the 700 MHz tender, Telefónica Móviles Chile returned 50 MHz in the 3.5 GHz band to the State in two regions in the south of the country and auctioned 10 MHz of the 1,900 MHz band, the result of which was announced on December 21, 2020.
In Argentina, in connection with Decree of Necessity and Urgency 690/2020 ("DNU 690/2020"), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, “Telefónica Argentina”) has filed a lawsuit against the Argentine State, in connection with a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by

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providing that the services will be "public services" and that prices will be regulated by the Argentine State, substantially modifies the legal status of those contracts, affecting the performance of their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts.
During 2020, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 126 million euros (1,501 million euros in 2019, 1,425 million euros of which corresponded to spectrum acquisition in Germany), representing 0.3% of the Group's consolidated revenues for 2020 (3.1% in 2019). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.
Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in the Appendix VI of the Consolidated Financial Statements: "Key regulatory issues and concessions and licenses held by the Telefónica Group".
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations. This may cause legal contingencies or damages to its image in the event that a participant in the supply chain engages in practices that do not meet acceptable standards or that otherwise fail to meet Telefónica's performance expectations. This may include delays in the completion of projects or deliveries, poor-quality execution, cost deviations and inappropriate practices.
As of December 31, 2020, the Group depended on three handset suppliers (one of them located in China) and eight network infrastructure suppliers (two of them located in China), which, together, accounted for 87% and 80%, respectively, of the aggregate value of contracts awarded in 2020 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers represented 54% of the aggregate value of contracts awarded in 2020 to handset suppliers.
These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements or for other reasons.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, and/or the adoption of lockdown or other restrictive measures as a result of COVID-19 or any other crisis or pandemic, may have an adverse impact on certain of Telefónica's suppliers and other players in the industry. The imposition of trade restrictions and any disruptions in the supply chain could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
During 2020, specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the pandemic, as well as the potential discontinuation of use of some suppliers as a result of the US-China conflict. These developments may adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber optic.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice business are shrinking, while new sources of revenues are increasingly derived from connectivity and digital services. Examples of these services include video, IoT, security, Big Data and cloud services.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by optical fiber, necessitates high levels of investment. As of December 31, 2020, in Spain, fiber coverage reached 25.2 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment,

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and no assurance can be given that these investments will be profitable.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
All of this forces Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors, and, for this reason, the Group's profit and margins could be reduced or such investment could not lead to the development or commercialization of successful new products or services. To contextualize the size of the Group's investments, total research and development expenditure in 2020 was 959 million euros (866 million euros and 947 million euros in 2019 and 2018, respectively). These expenditures represented 2.2%, 1.8% and 1.9% of the Group's consolidated revenues in 2020, 2019 and 2018, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual.
If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.
Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica's reputation, such actions could also result in fines and sanctions.
In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offer of digital services.
The networks, which had historically focused on voice transmission, are evolving into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.
In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, new services such as "Smart Wi-Fi" or "Connected Car", which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. However, there can be no assurance that these and other efforts will be successful. For example, if streaming television services, such as Netflix or others, become the principal way television is consumed to the detriment of the Group's Pay TV service, the Group's revenues and margins could be affected.
In the development of all these initiatives it is also necessary to take into account several factors: on one hand, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, on the other hand, the Group's customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. The Company's ability to attract and retain clients depends on their perceptions regarding the Group's reputation and behavior. The risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Operating Risks.
Information technology is key to the Group's business and is subject to cybersecurity risks.
The risks derived from cybersecurity are among the Group's most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services, such as mobile Internet or Pay TV services, are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks that disrupt the Group's operations could prevent the effective provision of products and services to customers. Therefore, it is necessary to continue to identify

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and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect and react to incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group's partners and other third parties), as well as to ensure the security of the services in the cloud. Throughout 2020, as a result of the circumstances brought by the COVID-19 pandemic, security measures related to remote access and teleworking of employees and collaborators have been reviewed and strengthened, but no assurance can be provided that such security measures will be effective.
Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and cloud computing technologies. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software to misappropriate sensitive information like customer data or disrupt the Group’s operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group's employees or other persons may have unauthorized or authorized access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information or even result in regulatory penalties.
In particular, in the past three years, the Group has suffered several cybersecurity incidents. Attacks during this period include (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised for ransomware deployment (through malicious software that encrypts business data); (ii) Distributed Denial of Service (DDoS) attack, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud through online channels, usually through the subscription of services without paying for them.
Some of the main measures adopted by the Telefónica Group to mitigate these risk are vulnerabilities checks, access control measures, log review of critical systems, network segregation in zones and the deployment of protective systems such as firewalls, intrusion prevention systems and virus scanners among other physical and logical security measures. In the event that preventive and control measures do not prevent damage to systems or data, backup systems are designed to provide for the full or partial retrieval of information.
Although Telefónica seeks to manage these risks by adopting technical and organizational measures, such as those referred to above, as defined in its digital security strategy, it cannot guarantee that such measures are sufficient to avoid or fully mitigate such incidents. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incidents. To date, the insurance policies in place have covered some incidents of this nature, however due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of an individual event.
Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unforeseen service interruptions can be due to system failures, natural disasters caused by natural or meteorological events or phenomena, lack of electric supply, network failures, hardware or software failures, theft of network elements or cyber-attacks. Any of the foregoing can affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.
Such events, like the one that affected the mobile data services provided by O2 UK at the end of 2018 resulting from a software failure, could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Financial Risks.
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including exchange rate or sovereign-risk fluctuations, may adversely affect Telefónica's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
During 2020, Telefónica Spain accounted for 28.8% (26.5% in 2019) of the Telefónica Group's revenues (sales and services), Telefónica UK accounted for 15.6% of the Telefónica Group's revenues (14.7% in 2019), Telefónica Brazil represented 17.2% of the Telefónica Group's revenues (20.7% in 2019) and Telefónica Hispam accounted for 18.4% of the Telefónica Group's revenues (19.9% in 2019). During 2020, 4.0% of the Telefónica Group's revenues came from Argentina, 3.8% from Peru and 3.7% from Chile (4.5%, 4.3% and 4.0%, respectively, in 2019). Approximately 23.2% of the Group's revenues in 2020 came from countries that do not have investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador, Costa Rica, El Salvador and Venezuela), and other countries are just one grade away from losing this status. Likewise, Venezuela and Argentina are considered to be countries with hyperinflationary economies in 2020, 2019 and 2018.

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The main risks are detailed below, by geography:
In Europe, there is the risk of both a faster spread of the COVID-19 pandemic if the vaccination schedule does not improve significantly and a tightening of financing conditions for both the private and public sectors that could adversely impact disposable income. Both global factors (including any global economic deterioration) and domestic issues (such as the worsening of the fiscal sustainability in some European countries (e.g. Spain or Italy)) may affect economic conditions in the countries where we operate.
•Spain: there are three other main sources of uncertainty. One of them stems from the economic policies to be implemented from 2021 onwards, given the high level of parliamentary fragmentation and the lack of agreement on key issues. This applies especially to the European Recovery Fund management. Secondly, there is a risk of wider negative economic impact from the pandemic, resulting in a larger proportion of corporate foreclosures and/or higher unemployment levels. Finally, as one of the most open countries in the world, from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, any situation of protectionist backlash could have significant implications.
•United Kingdom: the formal exit of the United Kingdom from the European Union on December 31st, 2020 ("Brexit") will entail an economic adjustment regardless of the agreement reached on the new economic and commercial relationship between the two regions. The trade and bureaucracy costs of leaving the single market and the customs union (especially those related to non-tariff barriers) could weigh on the country's net trade. In addition, there are still many gaps to be closed in the area of services (particularly, financial and professional services), so variables such as investment, economic activity and employment could be among the most affected, as well as volatility in financial markets, which could limit or condition access to capital markets. These changes can be costly and disruptive to business relationships in the affected markets, including those of Telefónica with its suppliers and customers. The Group would also be adversely affected if the pound sterling were to depreciate.
•Latin America: exchange risk is particularly important. This risk is due to both external factors (global trade tensions, abrupt movements in commodity prices and concerns about growth and financial imbalances in China) and internal factors (challenges relating to controlling the COVID-19 pandemic and managing the underlying fiscal deterioration, see “Unexpected and uncertain events such as the emergence of the COVID-19 (coronavirus) pandemic significantly affect our operations”):
•Brazil: fiscal sustainability remains the main risk, which the government is currently tackling through its commitment to structural reforms including administration and tax system reforms, which not only seek to guarantee sustainability but also raise Brazil's potential growth. The fact that the country's rating is below investment grade and that its internal financing needs are high, could create a greater financial risk in the event of global financial stress and increasing external and internal financial needs, and could also negatively affect the exchange rate performance.
•Argentina: macroeconomic and exchange rate risks remain high. The challenges the economy is facing, both internally (ongoing process of public deficit reduction in a context of economic recession and high inflation) and externally (with significant refinancing needs in the medium term), make the economy vulnerable to bouts of volatility in the financial markets especially in a context of narrower room for maneuver. Further, the worsening inflation outlook as a result of the exchange rate split and the unsustainable price containment measures that have been adopted, threaten Telefónica’s profitability. In particular, the Decree of Need and Urgency (DNU) launched by the government in the third quarter of 2020, declared the Information and Communications Technology sector services as essential public services and, among other measures, suspended any price increase from July 31, 2020 to December 31, 2020. As a consequence, any potential increase in the sector’s tariff prices must have the prior approval of the Secretary of Commerce (Ministry of Finance), increasing the number of administrative and political obstacles that must be overcome to successfully operate our business and which could have an adverse impact on revenue growth and margin evolution of Telefónica’s businesses in such country.
•Chile, Colombia and Peru: are exposed not only to changes in the global economy, given their vulnerability and exposure to unexpected changes in commodity prices, but also to an abrupt hardening of global financial conditions. On the domestic side, both the existing political instability and the possibility of new episodes of social unrest could have a negative impact in the short and medium term.
Unexpected and uncertain events, such as the emergence of the COVID-19 (coronavirus) pandemic, significantly affect our operations.
The COVID-19 pandemic and future similar events may significantly affect our operations. Such events may cause delays in the supply chain, due to problems in factories or logistics services, affect employees or third parties with whom the Group works during contagion or quarantine periods, and affect global and regional economic growth. During the COVID-19 pandemic, economic growth has been adversely affected by various adverse impacts on supply (global value chains disruptions, lockdowns and immobilization of productive resources) and demand (deterioration of confidence and expectations, negative income and wealth effects) derived from a substantial deterioration in the financial markets, unprecedented drops in commodity prices, sudden slowdown in commercial

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activity and strong restrictions on transportation. The final impact of COVID-19 on the Group’s business is difficult to predict due to the uncertainty surrounding the duration of the pandemic and the ability of the economy of the countries where the Group operates, to recover.
According to prevailing economic estimates, we are facing a pandemic whose economic effects are expected to be the largest drop in global GDP in recent decades. Despite continuing to estimate a deep recession for 2020, global growth expectations have been revised slightly upwards (+0.9 p.p. to -3.5% International Monetary Fund), as the recovery observed in the third quarter of 2020 in countries for which information is available shows generally better than expected growth.
In Spain, the decrease in GDP reached 22.2% (in cumulative terms) during the first half of the year 2020 (second quarter -17.8%), which led to 1,359,700 people losing their jobs between March and May. However, the gradual lifting of restrictions on mobility and limitations on non-essential activities, has allowed the Spanish economy to restart its activity and GDP grew 16.4% in the third quarter of 2020, the greatest variation in real terms of its historical series. However, the new measures adopted in the last quarter of 2020 to contain the advance of the pandemic have slowed GDP growth to +0.4%, which resulted in an annual contraction of 11% in 2020.
This contraction has occurred despite the magnitude of the fiscal packages announced by the national government of Spain, composed of both direct spending (3.5% of GDP ) and liquidity guarantees (14.2% of GDP), whose aim is to maintain the productive structure and which, given the volume, raises concerns about debt sustainability in the medium and long term.
With regards to the risks arising from the impact of the pandemic on Latin American countries (mainly Argentina, Brazil, Chile, Colombia and Peru), the main concern is the possibility of another lost decade due to the deterioration of the region's per capita GDP and the consequent setbacks in terms of poverty and social progress. A second focus of uncertainty is related to fiscal sustainability. The significant deterioration experienced by sovereign metrics during the pandemic introduces a non-negligible probability of a credit quality cutback, with the consequent increase in the cost of external financing which may negatively affect foreign exchange performance.
Group management estimates that the negative impact of the pandemic on Group's revenues in 2020 was approximately 1,905 million euros, while the impact on OIBDA (excluding goodwill impairment) was approximately 977 million euros.
Additionally, the COVID-19 crisis has contributed to the depreciation of the main Latin American currencies against the euro. The change in the exchange rates of the main currencies of the countries in which the Group operates against the euro is shown below:

	Variation of closing exchange rate (12/31/2020 vs 12/31/2019)	Variation of average exchange rate (2020 vs 2019)
Brazilian real	(29.0%)	(24.1%)
Pound sterling	(5.2%)	(1.3%)
New peruvian sol	(16.2%)	(6.1%)
Argentine peso	(34.8%)	(34.8%)
Chilean peso	(3.6%)	(12.9%)
Colombian peso	(12.6%)	(12.6%)
Mexican peso	(13.3%)	(11.5%)
The exchange rate figures evolution has led to goodwill impairment losses. The results of the impairment tests are included in the risk "The Group has and in the future could experience impairment of goodwill, deferred tax assets or other assets".
The Group has and in the future could experience impairment of goodwill, deferred tax assets or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of December 31, 2020, represented 16.2% of the Group’s total assets), deferred tax assets (which as of December 31, 2020, represented 6.1% of the Group’s total assets) or other assets, such as intangible assets (which represented 10.9% of the Group's total assets as of December 31, 2020), and property, plant and equipment (which represented 22.6% of the Group's total assets as of December 31, 2020). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated to at the time it is originated. By way of example, in 2020 impairment losses in the goodwill and other assets of Telefónica Argentina were recognized for a total of 894 million euros. In 2019, impairment losses in the goodwill allocated to Telefónica Argentina were recognized for a total of 206 million euros.
In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2019, Telefónica Móviles México derecognized deferred tax assets amounting to 454 million euros. In 2020, deferred tax assets corresponding to the tax Group in Spain amounting to 101 million euros were derecognized.
Further impairments of goodwill, deferred tax or other assets may occur in the future which may materially adversely

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affect the Group's business, financial condition, results of operations and/or cash flows.
The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2020, the Group's gross financial debt amounted to 50,420 million euros (52,364 million euros as of December 31, 2019), and the Group's net financial debt amounted to 35,228 million euros (37,744 million euros as of December 31, 2019). As of December 31, 2020, the average maturity of the debt was 10.79 years (10.50 years as of December 31, 2019), including undrawn committed credit facilities.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of December 31, 2020, the Group's gross financial debt scheduled to mature in 2021 amounted to 8,123 million euros, and gross financial debt scheduled to mature in 2022 amounted to 4,243 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2020. As of December 31, 2020, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 13,354 million euros (12,466 million euros of which were due to expire in more than 12 months). As of December 31, 2020, 6.6% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2021.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Finally, any downgrade in the Group’s credit ratings may lead to an increase in the Group's borrowing costs and could also limit its ability to access credit markets.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); and (ii) the value of long-term liabilities at fixed interest rates.
In nominal terms, as of December 31, 2020, 75.2% of the Group's net financial debt plus commitments had its interest rate set at fixed interest rates for periods of more than one year. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2020: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 100 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 97 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed, which takes into account the financial derivatives contracted by the Group.
Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed (mainly the pound sterling) against the euro would result in exchange gains of 55 million euros for the year ended December 31, 2020. These calculations have been made assuming a constant currency position with an impact on profit or loss for the year ended December 31, 2020, taking into account derivative instruments in place.
During 2020, Telefónica Brazil represented 23.6% (28.2% in 2019), Telefónica United Kingdom represented 15.3% (14.0% in 2019), Telefónica Hispam represented 7.3% (13.4% in 2019) of the OIBDA of the Telefónica Group.

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Management Report 2020
In 2020, the evolution of exchange rates negatively impacted the Group's results, decreasing the year-on-year growth of the Group's consolidated revenues and OIBDA by an estimated 6.5 percentage points and 8.0 percentage points, respectively, mainly due to the depreciation of the Brazilian real (3.1 percentage points and 2.2 percentage points, respectively, in 2019). Furthermore, translation differences in 2020 had a negative impact on the Group's equity of 5,801 million euros (negative impact of 95 million euros in 2019).
The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.
Legal and Compliance Risks.
Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.
The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain litigation in Peru concerning certain previous years' income taxes, in respect of which a contentious-administrative appeal is currently pending, and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.
With respect to the latter, as of December 31, 2020, Telefónica Brazil maintained provisions for tax contingencies amounting to 282 million euros, and provisions for regulatory contingencies amounting to 189 million euros. Although the Group considers its tax estimates to be reasonable, if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that the payment of such additional amounts will not have a significant adverse effect on the Group's business, results of operations, financial condition and/or cash flows.
An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.
In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk, which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.
Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The sanctions regulations restrict the Group's business dealings with certain sanctioned countries, individuals and entities. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programs applicable to countries, lists of entities and persons sanctioned or export sanctions). Given the nature of its activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.
Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations,

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	108

Management Report 2020
there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts, licenses and authorizations revocation, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.

Events after the reporting period
The events regarding the Company that took place between the reporting date and the date of preparation of the accompanying financial statements have been disclosed in Note 22.
Annual Corporate Governance Report
See Chapter 4 (Annual Corporate Governance Report) of the 2020 Consolidated Management Report of Telefónica, S.

INDIVIDUAL ANNUAL REPORT 2020	Telefónica, S. A.	109

Auditor's report
Consolidated annual accounts at 31 December 2020
Consolidated management report

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor's report on the consolidated annual accounts

To the shareholders of Telefónica, S.A.:

Report on the consolidated annual accounts

Opinion

We have audited the consolidated annual accounts of Telefónica, S.A., (the Parent company) and its subsidiaries composing the Telefónica Group (the Group), which comprise the statement of financial position as at 31 December 2020, and the income statement, statement of comprehensive income, statement of changes in equity, statement of cash flow and related notes, all consolidated, for the year then ended.

In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the equity and financial position of the Group as at 31 December 2020, as well as its financial performance and cash flows, all consolidated, for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable in Spain.

Basis for opinion

We conducted our audit in accordance with legislation governing the audit practice in Spain. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated annual accounts* section of our report.

We are independent of the Group in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the consolidated annual accounts in Spain, in accordance with legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, and situations or circumstances have not arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated annual accounts of the current period. These matters were addressed in the context of our audit of the consolidated annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es
1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290 pwc

Telefónica, S.A. and its subsidiaries

Key audit matter	How our audit addressed the key audit matter
Goodwill impairment assessment	
As described in notes 3 and 7 to the consolidated annual accounts, the Group's consolidated goodwill balance amount to €17,044 million at 31 December 2020. To assess if there is an impairment in the goodwill, to which the cash-generating units relates, management conducts an impairment test at least annually or more frequently if events or circumstances indicate the carrying value may not be fully recoverable. Management calculates the recoverable amount of each cash-generating units as the higher of fair value less cost to sell and value in use. In determining value in use, the projected cash flows are based on the strategic plans approved by the Board of Directors. Management´s cash flows projections involved significant judgements when considering key assumptions such as long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Telefónica Group operates. This judgement is accentuated due to the uncertainty of the evolution of the businesses caused by COVID-19 crisis and the estimation of its effects in Management's cash flow projections. As described in notes 6, 7 and 8, an impairment loss of €519 million on the goodwill, €106 million on the intangible assets and €269 million on the property, plant and equipment was recognized during the year related to Telefonica Argentina cash-generating unit as a result of the worsening of macroeconomic conditions in that country and changes in the regulatory environment which affect to the estimation of the long-term OIBDA margin. We identify this matter as a key audit matter due to the significant judgements made by management when estimating the key assumptions that supports the recoverable amounts of the cash-generating units which in turn led to a high degree of auditor judgement and audit effort in evaluating these assumptions.	We have performed audit procedures, assisted by our valuation experts, on the process followed by the directors and management to determine the recoverable amount, fair value less cost to sell and value in use, of the cash-generating units, including: • Understanding of the control environment, assessment and testing of the relevant controls over the process for assessing goodwill impairment to determine the recoverable amount of the cash-generating units. • Verification of the consistency of the data used in the calculation of the value in use with respect to the strategic plans approved by the Board of Directors. • Analysis of the degree of fulfilment at the year end of the latest 2020 forecast. • Assessment of the key assumptions employed to determine the recoverable amount, testing reasonableness and consistency based on a comparison with market information and industry data. • Sensitivity analysis over key assumptions. • Verification of the allocation of the impairment loss to the goodwill, the intangible assets and the property, plant and equipment of the Telefonica Argentina cash-generating unit. • Evaluation of the adequacy of the disclosures included in the consolidated annual accounts in accordance with the applicable legislation. Based on the procedures performed, we consider management's assessment to be reasonable and its conclusions on the valuation of goodwill are consistent with the information contained in the accompanying consolidated annual accounts.

2

pwc

Telefónica, S.A. and its subsidiaries

Key audit matter	How our audit addressed the key audit matter
Revenue recognition (Unbilled revenue)	
Telefónica Group revenues come mainly from the sale of products and the provision of various telecommunications services. Revenues arising from these products and services, that may be sold separately or bundled in packages, are allocated among the identifiable performance obligations based on the independent selling price of each individual component over the total price of the bundled, and are recognised when the obligation is satisfied. Group's revenue recognition relies significantly on its information systems and technological structure, which includes a large number of systems used in the Group Companies' operations. For those revenues which revenue billing cycle does not align with the account closing date, management must use estimates to determine the amount to be recognized for services rendered and not yet billed at the year-end. These estimates are based on data from different sources and revenue streams processed by the information systems, and historical information. We identify this matter as a key audit matter due to the complexity of the process used by management for estimating recognized revenue rendered and not yet billed, given the diversity of data sources, revenue streams and the number of systems involved. This in turn led to a high degree of auditor judgement and effort in designing and performing audit procedures. See notes 3 and 14 to the accompanying consolidated annual accounts.	We have performed audit procedures, assisted by our process and IT system specialists, on the revenue recognition process, including: • Understanding of the control environment, assessment and testing the relevant controls over the process and the IT general controls over the main systems involved in the process. • Assessing the reasonableness of the criteria employed by management to estimate revenue rendered and not yet billed and the accuracy of the data used in the estimation. • Testing over revenue transactions and evaluating the corresponding audit evidence, using sampling techniques. • Testing billings completed following the year-end and consistency with the estimates made, using sampling techniques. Based on the procedures performed, we consider management's estimates to be reasonable as regards the recognition of revenue from sales and provisions of services rendered and not yet billed at the year end.
Provisions and contingent liabilities for tax and regulatory litigation in Telefonica Brazil	
As described in notes 3, 24 and 25, to the consolidated annual accounts, the Group has recognized €297 million and €189 million related to tax and regulatory liabilities in Telefonica Brazil for the resolution of pending litigation when management determines that a loss is probable, and the amount of the loss can be reasonable estimated.	We have performed audit procedures assisted by our experts in tax and regulatory matters over the process followed by the Telefónica Group to identify and assess lawsuits and claims in progress in Telefonica Brazil, including: • Understanding of the control environment, assessment and testing relevant internal controls related to the identification and recognition.

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Telefónica, S.A. and its subsidiaries

Key audit matter	How our audit addressed the key audit matter
Management does not recognize a provision for an estimated loss is accrued in the consolidated annual accounts for unfavourable outcomes when, after assessing the information available, management concluded that it is not probable that a loss has been incurred in any of the pending litigation. In notes 24 and 25, the Group discloses contingencies of Telefonica Brazil when management concludes no loss is probable but it is reasonably possible that a loss may be incurred, and for income tax pending litigations, is probable that the taxation authority will accept the uncertain tax treatment. We identify this matter as a key audit matter due the significant judgements made by management when assessing the amount and the likelihood of a loss being incurred in Telefonica Brazil. This in turn led to a high degree of auditor judgement and effort in evaluating management´s judgements in the estimation of the loss contingencies related to tax and regulatory contingencies in Telefonica Brazil.	• Obtaining and evaluating confirmations of internal and external advisors of Telefónica Brazil. • Evaluating the reasonableness of management's assessment regarding whether an unfavourable outcome is reasonably possible or probable and reasonably estimable. • Evaluation of the adequacy of the contingencies disclosures in the consolidated annual accounts. Based on the procedures performed, we consider management's estimates to be reasonable and consistent with the information contained in the accompanying consolidated annual accounts in relation to the provisions and contingent liabilities for tax and regulatory litigation in Telefonica Brazil.
Presentation and disclosure of Telefonica United Kingdom as disposal group held for sale and continued operations	
As described in notes 2, 3 and 30 to the consolidated financial statements, on 7 May 2020, the Group entered into a contribution agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses (O2 Holdings Ltd. and Virgin Media UK, respectively). As of 31 December 2020, the transaction is subject to regulatory approvals. The companies subject to the transaction have been considered as a disposal group held for sale, and, consequently, the consolidated assets and liabilities subject to the transaction have been classified as Non-current assets and disposal groups held for sale and Liabilities associated with non-current assets and disposal groups held for sale, amounting to €13,053 million and € 3,704 million, respectively. As described in Note 3.m, non-current assets and disposal groups are measured at the lower of carrying amount and fair value less costs to sell. The results continue to be reported as continuing operations.	We have performed audit procedures to evaluate the accounting treatment of this transaction, including: • Obtain and analyse the agreement between the Group and Liberty Global plc to combine their businesses in the United Kingdom and form a joint venture. • Understanding of the control environment, assessment and testing relevant controls over the adoption process. • Understanding of the control environment, assessment and testing relevant controls over the presentation and disclosure of disposal groups classified as held for sale and the presentation of the operations in the consolidated income statement. • Evaluation of management's assessment for classifying the disposal group as held for sale and presenting the results subject to the agreement as continuing operations.

4

Telefónica, S.A. and its subsidiaries

Key audit matter	How our audit addressed the key audit matter
This transaction is a key audit matter in our audit due to the significant effect of the classification of Telefónica United Kingdom as a disposal group in the accompanying consolidated annual accounts, due to the judgment of management for the presentation of the operations as continuing operations and the efforts of the auditor in relation to this question.	• Testing the classification of the disposal group subject to the agreement as Non-current assets and disposal groups held for sale and Liabilities associated with non-current assets and disposal groups held for sale and assessing whether the carrying value is lower than the fair value less costs to sell. • Evaluating the adequacy of disclosures included in the consolidated annual accounts in accordance with the applicable legislation. Based on the procedures performed, we consider management's assessment on the presentation and disclosure to be reasonable, and its conclusions consistent with the information contained in the accompanying consolidated annual accounts.

Other information: Consolidated management report

Other information comprises only the consolidated management report for the 2020 financial year, the formulation of which is the responsibility of the Parent company's directors and does not form an integral part of the consolidated annual accounts.

Our audit opinion on the consolidated annual accounts does not cover the consolidated management report. Our responsibility regarding the consolidated management report, in accordance with legislation governing the audit practice, is to:

a) Verify only that the consolidated statement of non-financial information and certain information included in the Annual Corporate Governance Report, as referred to in the Auditing Act has been provided in the manner required by applicable legislation and, if not, we are obliged to disclose that fact.

b) Evaluate and report on the consistency between the rest of the information included in the consolidated management report and the consolidated annual accounts as a result of our knowledge of the Group obtained during the audit of the aforementioned financial statements, as well as to evaluate and report on whether the content and presentation of this part of the consolidated management report is in accordance with applicable regulations. If, based on the work we have performed, we conclude that material misstatements exist, we are required to report that fact.

On the basis of the work performed, as described above, we have verified that the information mentioned in section a) above has been provided in the manner required by applicable legislation and that the rest of the information contained in the consolidated management report is consistent with that contained in the consolidated annual accounts for the 2020 financial year, and its content and presentation are in accordance with applicable regulations.

5

Telefónica, S.A. and its subsidiaries

The Parent company's directors are responsible for the preparation of the accompanying annual accounts, such that they fairly present the consolidated equity, financial position and financial performance of the Group, in accordance with IFRS-EU and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control as the aforementioned determine necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated annual accounts, the Parent company's directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the aforementioned directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The audit and control committee of the Parent company´s is responsible for overseeing the process of preparation and presentation of the consolidated annual accounts.

Auditor's responsibilities for the audit of the consolidated annual accounts

Our objectives are to obtain reasonable assurance about whether the consolidated annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual accounts.

As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Parent company's directors.

- Conclude on the appropriateness of the Parent company's directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

6

Telefónica, S.A. and its subsidiaries

- Evaluate the overall presentation, structure and content of the consolidated annual accounts, including the disclosures, and whether the consolidated annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated annual accounts. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit and control committee of the Parent company's regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit and control committee of the Parent company's with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate with the aforementioned those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the audit and control committee of the Parent company's, we determine those matters that were of most significance in the audit of the consolidated annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

European single electronic format

We have examined the digital files of the European single electronic format (ESEF) of Telefónica, S.A. and its subsidiaries for the 2020 financial year that comprise an XHTML file which includes the consolidated annual accounts for the financial year and XBRL files with tagging performed by the entity, which will form part of the annual financial report.

The directors of Telefónica, S.A. are responsible for presenting the annual financial report for 2020 financial year in accordance with the formatting and markup requirements established in the Delegated Regulation (EU) 2019/815 of 17 December 2018 of the European Commission (hereinafter the ESEF Regulation).

Our responsibility is to examine the digital files prepared by the Company´s Parent company´s directors, in accordance with legislation governing the audit practice in Spain. This legislation requires that we plan and execute our audit procedures in order to verify whether the content of the consolidated annual accounts included in the aforementioned digital files completely agrees with that of the consolidated annual accounts that we have audited, and whether the format and markup of these accounts and of the aforementioned files has been affected, in all material respects, in accordance with the requirements established in the ESEF Regulation.

In our opinion, the digital files examined completely agree with the audited consolidated annual accounts, and these are presented and have been marked up, in all material respects, in accordance with the requirements established in the ESEF Regulation.

7

Telefónica, S.A. and its subsidiaries

The opinion expressed in this report is consistent with the content of our additional report to the Parent company's audit and control committee dated February 23, 2021.

Appointment period

The General Ordinary Shareholders' Meeting at its meeting held on 12 June 2020 appointed PricewaterhouseCoopers Auditores, S.L. as auditors of the Group for a period of one year, for the year ended 31 December 2020.

Previously, we were appointed by resolution of the General Ordinary Shareholders' Meeting for a period of three years and we have audited the accounts continuously since the year ended 31 December 2017.

Services provided

Services provided to the Group for services other than the audit of the accounts are disclosed in note 29.e) to the consolidated annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

Virginia Arce Peralta (16096)

25 February 2021

8

Consolidated Financial Statements 2020
Telefónica Group
Consolidated statements of financial position at December 31

Millions of euros	Notes	2020	2019
ASSETS
A) NON-CURRENT ASSETS		71,396	94,549
Intangible assets	(Note 6)	11,488	16,034
Goodwill	(Note 7)	17,044	25,403
Property, plant and equipment	(Note 8)	23,769	32,228
Rights of use	(Note 9)	4,982	6,939
Investments accounted for by the equity method	(Note 10)	427	140
Financial assets and other non-current assets	(Note 12)	7,270	7,123
Deferred tax assets	(Note 25)	6,416	6,682
B) CURRENT ASSETS		33,655	24,328
Inventories	(Note 13)	1,718	1,999
Receivables and other current assets	(Note 14)	7,523	10,785
Tax receivables	(Note 25)	902	1,561
Other current financial assets	(Note 15)	2,495	3,123
Cash and cash equivalents	(Note 16)	5,604	6,042
Non-current assets and disposal groups held for sale	(Note 30)	15,413	818
TOTAL ASSETS (A+B)		105,051	118,877

	Notes	2020	2019
EQUITY AND LIABILITIES
A) EQUITY		18,260	25,450
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 17)	11,235	17,118
Equity attributable to non-controlling interests	(Note 17)	7,025	8,332
B) NON-CURRENT LIABILITIES		58,674	63,236
Non-current financial liabilities	(Note 18)	42,297	43,288
Non-current lease liabilities	(Note 20)	4,039	5,626
Payables and other non-current liabilities	(Note 21)	2,561	2,928
Deferred tax liabilities	(Note 25)	2,620	2,908
Non-current provisions	(Note 24)	7,157	8,486
C) CURRENT LIABILITIES		28,117	30,191
Current financial liabilities	(Note 18)	8,123	9,076
Current lease liabilities	(Note 20)	1,255	1,600
Payables and other current liabilities	(Note 22)	10,912	14,903
Current tax payables	(Note 25)	1,732	2,560
Current provisions	(Note 24)	1,304	1,672
Liabilities associated with non-current assets and disposal groups held for sale	(Note 30)	4,791	380
TOTAL EQUITY AND LIABILITIES (A+B+C)		105,051	118,877
The accompanying notes and appendices are an integral part of these consolidated statements of financial position.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	3

Consolidated Financial Statements 2020
Telefónica Group
Consolidated income statements for the years ended December 31

Millions of euros	Notes	2020	2019	2018
Revenues	(Note 26)	43,076	48,422	48,693
Other income	(Note 26)	1,587	2,842	1,622
Supplies		(13,014)	(13,635)	(14,013)
Personnel expenses	(Note 26)	(5,280)	(8,066)	(6,332)
Other expenses	(Note 26)	(12,871)	(14,444)	(14,399)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)		13,498	15,119	15,571
Depreciation and amortization	(Note 26)	(9,359)	(10,582)	(9,049)
OPERATING INCOME		4,139	4,537	6,522
Share of income (loss) of investments accounted for by the equity method	(Note 10)	2	13	4
Finance income		677	842	1,458
Exchange gains		3,847	2,461	3,389
Finance costs		(2,417)	(2,795)	(2,690)
Exchange losses		(3,665)	(2,340)	(3,112)
Net financial expense	(Note 19)	(1,558)	(1,832)	(955)
PROFIT BEFORE TAX		2,583	2,718	5,571
Corporate income tax	(Note 25)	(626)	(1,054)	(1,621)
PROFIT FOR THE YEAR		1,957	1,664	3,950
Attributable to equity holders of the parent		1,582	1,142	3,331
Attributable to non-controlling interests	(Note 17)	375	522	619
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 26)	0.24	0.16	0.54
The accompanying notes and appendices are an integral part of these consolidated income statements.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	4

Consolidated Financial Statements 2020
Telefónica Group
Consolidated statements of comprehensive income for the years ended December 31

Millions of euros	2020	2019 (*)	2018 (*)
Profit for the year	1,957	1,664	3,950
Other comprehensive (loss) income	(7,305)	(369)	(3,189)
Gains (losses) from financial assets measured at Fair value through other comprehensive income	1	2	9
Income tax impact	—	—	(3)
Reclassification of (gains) losses included in the income statement (Note 19)	—	(62)	—
Income tax impact	—	—	—
	1	(60)	6
(Losses) gains on hedges	(765)	361	935
Income tax impact	183	(98)	(243)
Reclassification of losses (gains) included in the income statement (Note 19)	963	(439)	(706)
Income tax impact	(250)	118	181
	131	(58)	167
(Losses) gains on hedges costs	(98)	(14)	51
Income tax impact	24	4	(13)
Reclassification of (gains) losses included in the income statement (Note 19)	(8)	(4)	(2)
Income tax impact	2	1	1
	(80)	(13)	37
Share of (losses) gains recognized directly in equity of associates and others	—	—	(34)
Income tax impact	—	—	1
Reclassification of (gains) losses included in the income statement	—	(7)	—
Income tax impact	—	—	—
	—	(7)	(33)
Translation differences (Note 17)	(7,236)	(162)	(3,401)
Total other comprehensive (loss) income recognized for the year that may be reclassified subsequently to profit or loss	(7,184)	(300)	(3,224)
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	33	(188)	203
Income tax impact	—	45	(24)
Reclassification to reserve actuarial losses (gains) and impact of limit on assets for defined benefit pension plans (Note 2)	—	89	—
	33	(54)	179
(Losses) gains from financial assets measured at fair value through comprehensive income	(141)	(1)	(133)
Income tax impact	(13)	(14)	(11)
	(154)	(15)	(144)
Total other comprehensive (loss) income recognized for the year that will not be reclassified subsequently to profit or loss	(121)	(69)	35
Total comprehensive (loss) income recognized for the year	(5,348)	1,295	761
Attributable to:
Equity holders of the parent and other holders of equity instruments	(4,286)	860	714
Non-controlling interests	(1,062)	435	47
	(5,348)	1,295	761
The accompanying notes and appendices are an integral part of these consolidated statements of comprehensive income. (*) The translation differences were changed to reflect the accounting policy indicated in Note 2.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	5

Consolidated Financial Statements 2020
Telefónica Group
Consolidated statement of changes in equity for the year ended December 31

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2019 (*)	5,192	4,538	(766)	8,243	1,038	19,042	(444)	503	24	(20,252)	17,118	8,332	25,450
Profit for the year	—	—	—	—	—	1,582	—	—	—	—	1,582	375	1,957
Other comprehensive income (loss) for the year	—	—	—	—	—	23	(153)	144	(81)	(5,801)	(5,868)	(1,437)	(7,305)
Total comprehensive income (loss) for the year	—	—	—	—	—	1,605	(153)	144	(81)	(5,801)	(4,286)	(1,062)	(5,348)
Dividends and distribution of profit (Note 17)	334	—	—	—	—	(1,048)	—	—	—	—	(714)	(516)	(1,230)
Net movement in treasury shares	—	—	(195)	—	—	(29)	—	—	—	—	(224)	—	(224)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	485	—	—	(223)	—	—	—	—	262	318	580
Undated deeply subordinated securities (Note 17)	—	—	—	(693)	—	(335)	—	—	—	73	(955)	(42)	(997)
Other movements	—	—	—	—	—	34	—	—	—	—	34	(5)	29
Financial position at December 31, 2020	5,526	4,538	(476)	7,550	1,038	19,046	(597)	647	(57)	(25,980)	11,235	7,025	18,260
The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.
(*) The opening balances of "Retained earnings" and "Translation differences" were changed to reflect the accounting policy change indicated in Note 2.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	6

Consolidated Financial Statements 2020
Telefónica Group
Consolidated statements of changes in equity for the years ended December 31

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2018 (*)	5,192	4,538	(686)	7,496	1,038	20,291	(369)	560	44	(20,157)	17,947	9,033	26,980
Adjustment on initial application of new reporting (Note 17)	—	—	—	—	—	11	—	—	—	—	11	5	16
Financial position at January 1, 2019	5,192	4,538	(686)	7,496	1,038	20,302	(369)	560	44	(20,157)	17,958	9,038	26,996
Profit for the year	—	—	—	—	—	1,142	—	—	—	—	1,142	522	1,664
Other comprehensive income (loss) for the year	—	—	—	—	—	(35)	(75)	(57)	(20)	(95)	(282)	(87)	(369)
Total comprehensive income (loss) for the year	—	—	—	—	—	1,107	(75)	(57)	(20)	(95)	860	435	1,295
Dividends and distribution of profit (Note 17)	—	—	—	—	—	(2,046)	—	—	—	—	(2,046)	(710)	(2,756)
Net movement in treasury shares	—	—	(80)	—	—	(5)	—	—	—	—	(85)	—	(85)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	(89)	—	—	—	—	(89)	(418)	(507)
Undated deeply subordinated securities (Note 17)	—	—	—	747	—	(256)	—	—	—	—	491	(12)	479
Other movements	—	—	—	—	—	29	—	—	—	—	29	(1)	28
Financial position at December 31, 2019	5,192	4,538	(766)	8,243	1,038	19,042	(444)	503	24	(20,252)	17,118	8,332	25,450

Financial position at December 31, 2017	5,192	4,538	(688)	7,518	987	14,732	74	384	37	(15,854)	16,920	9,698	26,618
Change in accounting policy for the presentation of hyperinflation effects in equity	—	—	—	—	—	3,493	—	—	—	(3,493)	—	—	—
Adjustment on initial application of new reporting (Note 12)	—	—	—	—	—	817	(305)	—	—	—	512	66	578
Initial impact consideration of Argentina as a hyperinflationary economy	—	—	—	—	—	—	—	—	—	2,033	2,033	—	2,033
Financial position at January 1, 2018	5,192	4,538	(688)	7,518	987	19,042	(231)	384	37	(17,314)	19,465	9,764	29,229
Profit for the year	—	—	—	—	—	3,331	—	—	—	—	3,331	619	3,950
Other comprehensive income (loss) for the year	—	—	—	—	—	181	(138)	176	7	(2,843)	(2,617)	(572)	(3,189)
Total comprehensive income (loss) for the year	—	—	—	—	—	3,512	(138)	176	7	(2,843)	714	47	761
Dividends and distribution of profit (Note 17)	—	—	—	—	51	(2,102)	—	—	—	—	(2,051)	(906)	(2,957)
Net movement in treasury shares	—	—	2	—	—	(1)	—	—	—	—	1	—	1
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	232	—	—	—	—	232	139	371
Undated deeply subordinated securities and notes mandatorily convertible (Note 17)	—	—	—	(22)	—	(392)	—	—	—	—	(414)	(12)	(426)
Other movements	—	—	—	—	—	—	—	—	—	—	—	1	1
Financial position at December 31, 2018 (*)	5,192	4,538	(686)	7,496	1,038	20,291	(369)	560	44	(20,157)	17,947	9,033	26,980
The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.
(*) The opening balances of "Retained earnings" and "Translation differences" were changed to reflect the accounting policy change indicated in Note 2.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	7

Consolidated Financial Statements 2020
Telefónica Group
Consolidated statements of cash flows for the years ended December 31

Millions of euros	Notes	2020	2019	2018
Cash received from operations	(Note 28)	51,353	57,699	58,815
Cash paid from operations	(Note 28)	(36,477)	(41,224)	(42,891)
Net payments of interest and other financial expenses net of dividends received	(Note 28)	(1,171)	(1,725)	(1,636)
Taxes (paid)/proceeds	(Note 28)	(509)	272	(865)
Net cash flow provided by operating activities	(Note 28)	13,196	15,022	13,423
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(Note 28)	(7,020)	(7,659)	(8,585)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	(Note 28)	81	1,723	29
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 28)	(79)	(12)	(3)
Proceeds on financial investments not included under cash equivalents	(Note 28)	2,308	1,835	1,004
Payments on financial investments not included under cash equivalents	(Note 28)	(3,297)	(1,132)	(965)
Proceeds/(payments) on placements of cash surpluses not included under cash equivalents		217	(396)	(202)
Government grants received		—	—	37
Net cash flow used in investing activities	(Note 28)	(7,790)	(5,641)	(8,685)
Dividends paid	(Note 28)	(1,296)	(2,742)	(2,794)
Proceeds from share capital increase	(Note 28)	323	—	—
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(Note 28)	(223)	(504)	379
Operations with other equity holders	(Note 28)	(1,020)	390	(561)
Proceeds on issue of debentures and bonds and other debts	(Note 28)	4,011	4,186	4,289
Proceeds on loans, borrowings and promissory notes	(Note 28)	4,516	1,702	3,973
Repayments of debentures and bonds and other debts	(Note 28)	(6,728)	(3,653)	(4,654)
Repayments of loans, borrowings and promissory notes	(Note 28)	(2,852)	(6,356)	(4,040)
Lease principal payments	(Note 20)	(1,787)	(1,518)	—
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 28)	(382)	(526)	(472)
Net cash used in financing activities	(Note 28)	(5,438)	(9,021)	(3,880)
Effect of changes in exchange rates		(402)	7	(244)
Cash reclassified to assets held for sale	(Note 30)	(4)	(14)	(111)
Effect of changes in consolidation methods and others		—	(3)	(3)
Net increase (decrease) in cash and cash equivalents during the year		(438)	350	500
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	(Note 16)	6,042	5,692	5,192
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	(Note 16)	5,604	6,042	5,692
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENTS OF FINANCIAL POSITION
BALANCE AT THE BEGINNING OF THE PERIOD	(Note 16)	6,042	5,692	5,192
Cash on hand and at banks		5,209	4,886	3,990
Other cash equivalents		833	806	1,202
BALANCE AT THE END OF THE PERIOD	(Note 16)	5,604	6,042	5,692
Cash on hand and at banks		4,600	5,209	4,886
Other cash equivalents		1,004	833	806
The accompanying notes and appendices are an integral part of these consolidated statements of cash flows.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	8

Telefónica, S.A. and subsidiaries composing the Telefónica Group
Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2020

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	9

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Note 1. Background and general information

Telefónica, S.A. and its subsidiaries and investees (hereinafter also referred to as Telefónica, the Company, the Telefónica Group or the Group) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of fixed and wireless telephony, broadband, Internet, data traffic, Pay TV and other digital services.
The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).
Appendix I lists the main companies composing the Telefónica Group, their corporate purpose, country, functional currency, share capital, the Group’s effective shareholding and their method of consolidation.

As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services. In addition, certain fixed and wireless telephony services are provided under regulated rate and price systems. Key regulatory issues, and concessions and licenses held by the Telefónica Group are detailed in Appendix VI.
The accompanying consolidated financial statements for the year ended December 31, 2020 were approved by the Company’s Board of Directors at its meeting on February 24, 2021 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	10

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Note 2. Basis of presentation of the consolidated financial statements

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles applicable in the various countries in which they are located, and for the purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements give a true and fair view of the consolidated equity and financial position at December 31, 2020, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended.
The euro is the Group’s reporting currency. The figures in these consolidated financial statements are expressed in million euros, unless indicated otherwise, and may therefore be rounded.
Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.
Materiality criteria
These consolidated financial statements do not include certain information or disclosures that, not having to be presented due to their qualitative significance, were deemed to be immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group’s consolidated financial statements, taken as a whole, are concerned.
Comparative information and main changes in the consolidation scope
For comparative purposes, the accompanying consolidated financial statements for 2020 include the figures for 2019, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, on a voluntary basis, they also include those of 2018.
The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2020 and 2019 (see Appendix I for a detailed description of the consolidation scope and the changes during the year) are as listed below.
COVID-19: impact and response in Telefónica
The COVID-19 crisis caused the greatest GDP fall of the last decades and, inevitably, it impacted the financial and operative performance of the Group. Consolidated revenues and operating income decreased 11.0% and 8.8% year-on-year, respectively, partly due to the effect of the pandemic.
Revenues were affected by the reduction of the commercial activity, which was reflected in lower service revenues and lower handset sales. Telefónica experienced the most significant effects during the second quarter as lockdowns imposed across the Group's markets put unprecedented pressure to commercial activity. In this period the impairment of trade receivables increased, mainly in Telefonica Hispam, with a subsequent improvement in the second half of the year (see Note 14).
The decrease in revenues was partially mitigated by the measures taken to reduce costs and by lower churn rates. Furthermore, CapEx was reduced 33.3% year-on-year (see Note 4), consequently the impact in the operating cash flow was lower than the impact in the income.
The crisis contributed to the significant depreciation against the euro of the major currencies of the countries where the Group operates, as shown below.

	Variation of closing exchange rate (12/31/2020 vs 12/31/2019)	Variation of average exchange rate (2020 vs 2019)
Brazilian real	(29.0%)	(24.1%)
Pound sterling	(5.2%)	(1.3%)
Peruvian nuevo sol	(16.2%)	(6.1%)
Argentine peso	(34.8%)	(34.8%)
Chilean peso	(3.6%)	(12.9%)
Colombian peso	(12.6%)	(12.6%)
Mexican peso	(13.3%)	(11.5%)
This depreciation had a negative impact in Equity attributable to equity holders of the parent amounting to 5,801 million euros (see Note 17).
Due to the indications of impairment during the year, the Group carried out goodwill impairment tests at interim periods, with a special emphasis on those cash generating

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	11

Consolidated Financial Statements 2020 Notes to the consolidated financial statements units with a carrying value closer to the value in use at December 31, 2019. At year-end closing these analysis were updated, based on the latest business plans of the various cash-generating units, approved by Telefónica's Board of Directors. These plans include the impacts of the COVID-19 crisis.
As a result of this analysis, an impairment loss was recognized for the total goodwill allocated to Telefónica Argentina amounting to 519 million euros (see Note 7). in addition, an impairment loss for intangible assets amounting to 106 million euros (see Note 6) and an impairment loss for property, plant and equipment amounting to 269 million euros (see Note 8) were recognized for this cash generating unit (CGU). As a result of the impairment of these assets, the deferred tax liability associated with the hyperinflation adjustment in Argentina was partially derecognized, amounting to 94 million euros (see Note 25).
Furthermore, the recoverability of deferred tax assets of the Group was analyzed based on the new business plans and the estimation of realization of these assets, taking into account the latest regulatory changes. As a result of this analysis, deferred tax assets amounting to 101 million euros were derecognized, corresponding to the tax group in Spain (see Note 25).
Throughout the crisis, in order to support the communities in which the Group operates, Telefónica implemented measures aimed at:
•Protecting the health and safety of its employees and customers.
•Providing critical infrastructure and technology services to governments and health authorities.
•Donating goods and services to hospitals and vulnerable customers.
•Making the Group's high-tech buildings available for public use (O2 Arena in London and O2 Tower in Munich).
•Providing customers with free mobile data and additional entertainment services at no extra cost.
•Accelerating payments to suppliers with liquidity problems and offering flexible payments terms.
•Maintaining the 2020 dividend for shareholders; with enhancing financial flexibility with a voluntary scrip dividend (see Note 17).
On the other hand, the governments of the different countries where the Group operates established temporary regulatory measures that affected the telecommunications sector such as ban on suspending service due to debt and suspension of number portability operations (see "Regulation on COVID-19" in Appendix VI). In addition, in most countries Telefónica operators agreed with the governments to offer packages of minimum connectivity at a reduced or free price, along with free access to specific platforms (health, emergency services, education, information).
Telefónica's state-of-the-art networks enabled the Group to facilitate record growth in traffic driven by remote working and increased consumption of entertainment services while maintaining high levels of customer experience and service quality.
Agreement between Telefónica and Liberty Global plc to combine their operating businesses in the UK
On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the UK (O2 Holdings Ltd. and Virgin Media UK, respectively). The transaction is expected to deliver significant value to Telefónica, which expects to receive 5.7 billion pounds sterling of proceeds in total (calculated at the date of the agreement and subject to customary adjustments in this type of transactions), after an equalization payment by Liberty Global of 2.5 billion pounds sterling.
This move is fully aligned with the Telefonica strategy to focus on improving market positioning in its core markets. It will enable Telefónica to reinforce its presence and continuity in this market through the creation of an integrated communications provider in the United Kingdom that will offer their customers a convergent value proposition. Accordingly, Telefónica United Kingdom remains as a reportable segment (see Note 4).
The transaction is subject to regulatory approvals and other customary closing conditions. As of the date of this Annual Report, such conditions have not been satisfied.
The companies included in the transaction have been recognized as a disposal group held for sale (see Note 3m). Therefore, the consolidated assets and liabilities have been reclassified under ‘‘Non-current assets and disposal groups held for sale’’ and ‘‘Liabilities associated with non-current assets and disposal groups held for sale’’, respectively, in the consolidated statement of financial position at December 31, 2020 (see Note 30).
Agreement between Telxius Telecom and American Tower Corporation for the sale of its telecommunications towers divisions in Europe and Latin America
On January 13, 2021 Telxius Telecom, S.A. (a company of the Telefónica Group minority-owned, directly or indirectly, by KKR and Pontegadea), signed an agreement with American Tower Corporation ("ATC") for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), for an amount of 7.7 billion euros, payable in cash.
The agreement establishes the sale of a number of approximately 30,722 telecommunication tower sites and comprises two separate and independent transactions (on

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	12

Consolidated Financial Statements 2020 Notes to the consolidated financial statements one hand, the Europe business and, on the other hand, the Latin American business), setting the respective closings once the corresponding regulatory authorizations have been obtained.
The agreement include the transfer to ATC of the towers that Telxius agreed to acquire from Telefónica Germany GmbH & Co. under the agreement signed on June 8, 2020, including the towers acquired in the first phase on September 1, 2020 and the towers that will be acquired in the second phase by August 2021 (see Note 4).
In accordance with IFRS 5, the companies of the Telxius Group included in the transaction have been recognized as a disposal group held for sale in the consolidated statement of financial position at December 31, 2020 (see Note 30). The non-current assets will cease to be amortized and depreciated for accounting purposes from December 31, 2020.
Acquisition of a 50% stake in Prosegur’s alarm business in Spain
On September 17, 2019 Telefónica, S.A. reached an agreement with Prosegur Compañía de Seguridad, S.A. (“Prosegur”) for the acquisition of a 50% stake in Prosegur's alarm business in Spain, with the objective of developing said business through the combination of the complementary capabilities of both companies.
On February 28, 2020, after obtaining the relevant regulatory approvals, Telefónica de Contenidos, S.A.U. acquired 50% of the shares in Prosegur Alarmas España, S.L. The price was paid with 49,545,262 shares in Telefónica (see Note 17), with a valuation amounting to 266 million euros at the date of the transaction. This investment has been registered in the line of "Investments accounted for by the equity method" of the statement of financial position (see Note 10).
Impact of adopting IFRS 16 Leases
On January 1, 2019 IFRS 16 Leases ("IFRS 16") became effective, resulting in changes in the accounting policies applied to lease contracts in prior periods.
IFRS 16 requires lessees to recognize assets and liabilities arising from lease contracts in the statement of financial position. A lessee may elect not to apply the general requirements to short-term leases and leases of low-value assets.
The Group acts as a lessee on a very significant number of lease agreements over different assets. This mainly include third-party towers, circuits, office buildings and stores and land where its own towers are located. A significant portion of these contracts was accounted for as operating lease under the previous lease standard, with lease expenses being recognized on a straight-line basis over the contract term.
The implementation of IFRS 16 in the Group was highly complex due to factors such as the high number of contracts affected and the diversity of data source systems, as well as the need to make certain estimates. These estimates included the estimation of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease, when the exercise depends only on Telefónica and where such exercise is reasonably certain. This will depend, to a large extent, on the specific facts and circumstances by class of assets in the telecom industry (technology, regulation, competition, business model, among others). In addition to this, assumptions are required to calculate the discount rate, which is based mainly on the incremental borrowing rate of interest for the estimated term.
The standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognized at the date of initial application. The Group adopted the latter transition method; therefore, the Group recognized the cumulative effect of initial application as an adjustment to equity at the transition date, January 1, 2019, amounting to 16 million euros (see Note 17). Consequently, the 2018 information presented for comparative purposes were not restated (i.e., it is prepared and presented in accordance with the accounting standard effective at that moment: under IAS 17 Leases). Moreover, the Group applied the practical expedient that allows not reassessing whether a contract is or contains a lease on the date of initial application of IFRS 16 but to directly apply the new requirements to all those contracts identified as leases under the previous accounting standard.
The modifications introduced by IFRS 16 had a significant impact on the group's financial statements since the date of adoption, as shown below:

Millions of euros	Impact of the first application
Opening balance of rights of use at January 1, 2019 (Note 9)	7,870
Impact of IFRS 16 on rights of use of companies held for sale at December 31, 2018 (1)	155
Reclassification of property, plant and equipment deriving from finance leases under IAS 17 (Note 8)	(249)
Reclassification of advance payments of lease contracts in force at December 31, 2018	(178)
Accounts receivable for subleases	18
Impact of IFRS 16 on assets at transition date	7,616

Opening balance of lease liabilities at January 1, 2019 (Note 20)	7,705
Impact of IFRS 16 on lease liabilities of companies held for sale at December 31, 2018 (1)	152
Reclassification of finance lease liabilities under IAS 17 at December 31, 2018	(201)
Reclassification of other liabilities at December 31, 2018	(56)
Impact of IFRS 16 on liabilities at transition date	7,600

Impact of IFRS 16 on equity at transition date (Note 17)	16

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	13

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

(1) Antares, Telefónica Móviles Guatemala and Telefónica Móviles El Salvador (see Note 30).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	14

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Following is a summary of estimated impacts of IFRS 16 on the Group’s consolidated income statement in 2019, presented on a voluntary basis:

	2019
Millions of euros	IFRS 16	IAS 17	IFRS 16 Impact
Revenues	48,422	48,422	—
Other income	2,842	3,032	(190)
Supplies	(13,635)	(14,490)	855
Personnel expenses	(8,066)	(8,070)	4
Other expenses	(14,444)	(15,284)	840
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	15,119	13,610	1,509
Depreciation and amortization	(10,582)	(8,950)	(1,632)
OPERATING INCOME	4,537	4,660	(123)
Share of income (loss) of investments accounted for by the equity method	13	13	—
Finance income	842	842	—
Exchange gains	2,461	2,449	12
Finance costs	(2,795)	(2,599)	(196)
Exchange losses	(2,340)	(2,310)	(30)
Net financial expense	(1,832)	(1,618)	(214)
PROFIT BEFORE TAX	2,718	3,055	(337)
Corporate income tax	(1,054)	(1,104)	50
PROFIT FOR THE YEAR	1,664	1,951	(287)
Attributable to equity holders of the Parent	1,142	1,383	(241)
Attributable to non-controlling interests	522	568	(46)
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	0.16	0.20	(0.05)
The impact in Other income is due to the different approach under IFRS 16 to determine the gain on sale and leaseback transactions (see Note 20).
In addition, the statement of cash flows is also impacted by IFRS 16. The main impact is the recording within the “cash flow from financing activities” of principal payments for lease contracts amounting to 1,787 and 1,518 million euros in 2020 and 2019, respectively (see Note 20), as well as the recording of interests related to said contracts under the heading “interest payments and other financial expenses” amounting to 179 million euros and 185 million euros in 2020 and 2019, respectively (see Note 20). Until the entry into force of IFRS 16 the operating leases payments were recorded under "Cash paid from operations". Payments for low cost and short-term leases continue to be recorded under "Cash received from operations" (see Note 9).
Translation of Telefónica Venezolana’s financial statements
Venezuela has been considered a hyperinflationary economy since 2009. We regularly review the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. Assessment of the exchange rate that better reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at each closing date. On August 20, 2018 Venezuela introduced the Bolivar
Soberano (VES), which replaced the Bolívar Fuerte (VEF) removing five zeros (1 VES = 100,000 VEF).
In light of the economic environment and in the absence of official rates that are representative of the situation in Venezuela, the Group maintained its policy for estimating an exchange rate to match the progression of inflation in Venezuela and attempts to reflect the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements more accurately (hereinafter, synthetic exchange rate).
At December 31, 2020, the synthetic exchange rate was calculated considering the inflation rates that were published (2,959.8% from January to December 2020). The inflation rate published for January to December 2019 was 9,585.5%. Thus, the exchange rate used to translate the financial statements of the Venezuelan subsidiaries as of December 31, 2020 amounts to 2,094,405 VES/USD (68,448 VES/USD as of December 31, 2019).
The official reference exchange rate at December 31, 2020 was 1,107,199 VES/USD (46,621 VES/USD at December 31, 2019).
The translation of the financial statements of Telefónica Venezolana in 2020 had a negative impact in retained

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements earnings amounting to 26 million euros (-212 million euros in 2019).
The following table presents the figures of Telefónica Venezolana in certain items of the consolidated income statement, the consolidated statement of cash flows and the consolidated statement of financial position of the Telefónica Group, by applying the synthetic exchange rate:

Millions of euros	2020	2019	2018
Revenues	72	79	18
Operating income before depreciation and amortization (OIBDA)	25	17	3
Depreciation and amortization	(13)	(10)	(67)
Operating income	(13)	7	(64)
Net financial expense (1)	24	63	216
Profit before tax	37	70	152
Corporate income tax (2)	(9)	3	(186)
Result for the year	28	73	(34)
Net cash flow provided by operating activities	(1)	14	7
Capital expenditures (CapEx)	17	20	2
Non-current assets	51	43	238
(1) Mainly resulting from the hyperinflation adjustment to the net monetary position and the exchange differences arising from foreign currency items held by Telefónica Venezolana.
(2) Mainly deferred tax recognized for the inflation adjustments of the net assets, which are not deductible according to the present tax regime in Venezuela.
Change in accounting policy for the presentation of hyperinflation effects in equity
Since 2018, the Group includes all the equity effects derived from hyperinflation, i.e.: (a) the restatement for inflation of the financial statements of the Group companies operating in hyperinflationary economies, and (b) the effects of translating their respective financial statements into euros using the exchange rate at the end of the period, in a single line item under the heading Retained Earnings.
In March 2020, the International Financial Reporting Standards Committee (IFRIC) released its interpretation in this regard, indicating that these impacts should be recorded either separately, the former in Retained Earnings and the latter in Translation Differences, or jointly recognized as Translation Differences under the heading Other Comprehensive Income.
As a result, in 2020 the Group adopted this presentation policy and now presents the equity effects of hyperinflation under Translation Differences, within Other Comprehensive Income, rather than under the heading Retained Earnings. The consolidated net equity is not modified by this change in presentation.
In accordance with IAS 8, financial information from previous years presented for comparative purposes has been restated so that the information is comparable. Consequently, the
Retained Earnings heading no longer includes the cumulative effects arising from hyperinflation in Venezuela and Argentina, which have been reclassified to Translation Differences amounting to 5,664 million euros at 31 December 2019 and 5,406 million euros at 31 December 2018.
As this change in accounting policy is a reclassification within equity, the basic and diluted earnings per share figures are not affected in any of the periods presented.
Sale of Antares
On November 8, 2018, Telefónica reached an agreement with Grupo Catalana Occidente for the sale of 100% of Seguros de Vida y Pensiones Antares, S.A. for a total amount of 161 million euros. At December 31, 2018, the assets corresponding to Antares were classified as non-current assets and disposal groups held for sale and the liabilities as liabilities associated with non-current assets and disposal groups held for sale, amounting to 793 million euros and 661 million euros, respectively.
On February 14, 2019, after obtaining the relevant regulatory approvals, the sale was concluded. This transaction generated a gain in the consolidated income statement of 2019 amounting to 98 million euros, under "Other income". In addition, it involved an equity reclassification between "Actuarial gains and losses and impact of limit on assets for defined benefit pension plans" and "Retained earnings" amounting to 89 million euros.
Sale of Telefónica Móviles Guatemala and Telefónica Móviles El Salvador
On January 24, 2019, Telefónica Centroamérica Inversiones, S.L. (60% of which is owned, directly and indirectly, by Telefónica and 40% of which is owned by Corporación Multi Inversiones), reached an agreement with América Móvil, S.A.B. of C.V. for the sale of the entire share capital of Telefónica Móviles Guatemala, S.A. and 99.3% of Telefónica Móviles El Salvador, S.A. de C.V. The aggregate consideration for both companies (enterprise value) was 648 million US dollars (approximately 570 million euros at the exchange rate on the date of the agreement, 293 million euros of which corresponded to Telefónica Móviles Guatemala and 277 million euros of which corresponded to Telefónica Móviles El Salvador).
The closing of the sale of Telefónica Móviles Guatemala took place the same day. This transaction did not have a significant impact in the consolidated financial statements of 2019. Due to the exclusion of Telefónica Móviles Guatemala from the scope of consolidation, the Equity attributable to non-controlling interests decreased by 114 million euros.
The closing of the Telefónica El Salvador sale was pending approval by the competition authority. In 2020, Telefónica and América Móvil, S.A.B. of C.V. terminated the purchase agreement, after careful consideration by both parties of the conditions to obtaining regulatory approval established by the Superintendencia de Competencia. As a consequence, Telefónica El Salvador ceased to be classified as disposal

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements group held for sale (see Note 30).
Sale of Telefonía Celular de Nicaragua, Telefónica Móviles Panamá and Telefónica de Costa Rica
On February 20, 2019 Telefónica reached an agreement with Millicom International Cellular, S.A. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A., and for the sale by Telefónica Centroamérica Inversiones, S.L. of the entire share capital of Telefónica Móviles Panamá, S.A. and Telefonía Celular de Nicaragua, S.A.
The aggregate amount of the transaction (enterprise value) for all the companies was 1,650 million US dollars (approximately 1,455 million euros at the exchange rate of the date of the agreement).
On May 16, 2019, after obtaining the relevant regulatory approvals, Telefónica Centroamérica de Inversiones, S.L. transferred the entire share capital of Telefonía Celular de Nicaragua, S.A. to Millicom International Cellular, S.A. for an amount of 437 million US dollars, approximately 390 million euros at that date. The impact of this transaction in the consolidated income statement for 2019 amounted to 172 million euros, under "Other income" (Note 26).
On August 29, 2019, after obtaining the relevant regulatory approvals, the entire share capital of Telefónica Moviles Panamá, S.A. was transferred to Cable Onda S.A. (subsidiary of Millicom International Cellular, S.A.), for an amount of 594 million US dollars, approximately 536 million euros at that date. The impact of this transaction in the consolidated income statement of 2019 amounted to 190 million euros, under "Other income" (Note 26).
As a result of the exclusion of Telefonía Celular de Nicaragua, S.A. and Telefónica Móviles Panamá, S.A. from the scope of consolidation, the Equity attributable to non-controlling interests decreased by 112 million euros and 188 million euros, respectively.
In March 2020, Telefónica informed Millicom that, once the pertinent regulatory authorizations had been obtained and all the other conditions established in the aforementioned agreement for the execution of the sale had been completed, the execution of the contract and the closing of the transaction should be in April 2020. Millicom expressed its refusal to proceed with the closing, arguing that one of the Costa Rican administrative authorities had not issued the appropriate authorization. Telefónica filed a lawsuit against Millicom before the New York Supreme Court, considering that Millicom had breached the terms and conditions established in the sale contract, demanding compensation for all damages that this unjustified breach could cause to Telefónica (see Note 29.a).
On July 30, 2020, Telefónica reached an agreement with Liberty Latin America Ltd. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A. The enterprise value of Telefónica Costa Rica is 500 million U.S. dollars (approximately 425 million euros at exchange rate of the date of the agreement).
At the date of issue of these consolidated financial statements, the closing of the transaction is subject to the pertinent regulatory approvals. At December 31, 2020 Telefónica Costa Rica maintained its classification as disposal group held for sale (see Note 30).
Individual Suspension Plan
On September 27, 2019, Telefónica Spain signed the II Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. The overall resources plan that was approved is based on:
•Evolution of the Collective Agreement of Related Companies, in order to have a framework of employment stability with greater flexibility and continue advancing on work-life balance and diversity, including, among other proposals, an Individual Suspension Plan which is entirely voluntary for 2019 (with the same conditions as the previous one).
•Training, reskilling and upskilling plan that enables improving skills and taking advantage of the potential of the current staff, focusing on new business needs (digitization, robotization and processes automation).
The present value of the payment flows of the Plan, together with the update of the estimates of the previous plan and the provision for the training plan resulted in expenses amounting to 1,732 million euros before taxes, reflected in "Personnel expenses" of the accompanying consolidated income statement for 2019 (see Note 24).
The update of the provision of the plan included in the previous collective agreement, together with the updated termination plans, entailed an expense of 297 million euros in the 2018 consolidated income statement (see Note 24).
Sale of a portfolio of data centers businesses
On May 8, 2019, Telefónica reached an agreement for the sale of a portfolio of 11 data centers located in seven jurisdictions (Spain, Brazil, USA, Mexico, Peru, Chile and Argentina) with a company controlled by Asterion Industrial Partners SGEIC (currently, Nabiax, S.A.) for a total amount of 550 million euros.
The total capital gain reflected in "Other income" generated in 2019 for the sale of these businesses amounted to 213 million euros (Note 26).
Transformation of the operating model of Telefónica México
On November 21, 2019 Pegaso PCS, S.A. de C.V. (Telefónica México) and AT&T Comunicaciones Digitales, S. de R.L. de C.V. (AT&T Mexico) entered into a Wholesale Access Services Agreement (see Note 29.c), under which AT&T Mexico will provide wholesale wireless access to Telefónica México on 3G, 4G and any other future technology available in Mexico.
The Wholesale Agreement will be of a minimum duration of eight years, renewable for additional consecutive periods of three years. Such Wholesale Agreement established a

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	17

Consolidated Financial Statements 2020 Notes to the consolidated financial statements gradual migration of Telefónica Mexico’s traffic to AT&T Mexico's access network over the first three years of the agreement.
As such migration is carried out, Telefónica México’s wireless access infrastructure will be turned off and, consequently, Telefónica México will discontinue using the licensed spectrum used in the past to operate its network.
The main impacts of the transformation of the operating model of Telefónica México in 2019 consolidated financial statements were as follows:
•A provision amounting to 167 million euros with a counterparty in Other expenses (see Note 26) due to the impact in certain pre-existing service contracts (energy supply, access to fiber optic networks and others), and additional restructuring expenses amounting to 44 million euros.
•A net loss amounting to 27 million euros, due to the partial return of spectrum licenses, -123 million euros corresponding to fully paid licenses (see Notes 6 and 26), and +95 million euros corresponding to licenses with deferred payments (associated debt) that were released (see Note 26).
•Accelerated depreciation of property, plant and equipment and amortization of rights of use due to the reduction of the useful lives of certain assets, with an impact of 36 million euros in the 2019 consolidated income statement.
•Reduction of payables for spectrum acquisition amounting to 508 million euros due to the cancelation of the debt associated with the licenses that were returned (see Note 21).
Additionally, in 2019 Telefónica Mexico reversed deferred tax assets with a counterparty in Corporate income tax, amounting to 454 million euros (see Note 25), due to the new estimations regarding the time horizon in which the Group expects to recover the assets. In 2018 Telefónica Mexico had reversed deferred tax assets amounting to ### million euros.
In 2020, the aforementioned reduction in the useful lives of certain assets increased the depreciation of property, plant and equipment amounting to 204 million euros (see Note 8), the amortization of rights of use amounting to 110 million euros (see Note 9) and the amortization of intangible assets amounting to 6 million euros .

Alternative measures not defined in IFRS
In addition to the measures expressly defined in the IFRS, the Group also uses a series of other measures for decision-making because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
Operating income before depreciation and amortization (OIBDA)
Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other stakeholders in the telecommunications industry. However, it is not a measure expressly defined in the IFRS and therefore it may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
Furthermore, the Group management uses the measure OIBDA margin, which is the result of dividing the OIBDA by the revenues.
Information presented below for 2018 is not directly comparable to information for 2020 and 2019 as a result of the implementation of the new IFRS 16 Leases in 2019. In particular, following such implementation, most of the lease expenses that affected OIBDA in 2018, started to affect instead depreciation and amortization or net financial expenses as of 2019, resulting in higher reported OIBDA under IFRS 16, so these measures are not directly comparable with the years before 2019. As detailed before in this Note. The estimated impact of IFRS 16 in 2019 amounted to 1,509 million euros in OIBDA and -123 million euros in operating income.
The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the years ended December 31, 2020, 2019 and 2018:

Millions of euros	2020	2019	2018
OIBDA	13,498	15,119	15,571
Depreciation and amortization	(9,359)	(10,582)	(9,049)
Operating income	4,139	4,537	6,522

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements

The following table presents the reconciliation of OIBDA to operating income for each business segment for the years ended December 31, 2020, 2019 and 2018 (see Note 4):

2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telxius Group	Other companies	Eliminations	Total Group
OIBDA	5,046	2,064	2,309	3,188	990	520	(161)	(458)	13,498
Depreciation and amortization	(2,184)	(389)	(2,394)	(1,965)	(2,274)	(269)	(199)	315	(9,359)
Operating income	2,862	1,675	(85)	1,223	(1,284)	251	(360)	(143)	4,139

2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telxius Group	Other companies	Eliminations	Total Group
OIBDA	3,719	2,114	2,326	4,262	2,033	504	540	(379)	15,119
Depreciation and amortization	(2,013)	(1,204)	(2,463)	(2,516)	(2,268)	(249)	(136)	267	(10,582)
Operating income	1,706	910	(137)	1,746	(235)	255	404	(112)	4,537

2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telxius Group	Other companies	Eliminations	Total Group
OIBDA	4,795	1,865	1,834	4,311	2,258	370	214	(76)	15,571
Depreciation and amortization	(1,678)	(943)	(2,071)	(1,990)	(2,006)	(125)	(275)	39	(9,049)
Operating income	3,117	922	(237)	2,321	252	245	(61)	(37)	6,522

OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures, and OIBDA-CapEx excluding spectrum acquisitions is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the businesses of the Group and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions are measures expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered substitutes for operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
The Group management also uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenues.
In the table below we provide a reconciliation of our OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions to operating income for the periods indicated.

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Millions of euros	2020	2019	2018
Operating income	4,139	4,537	6,522
Depreciation and amortization	(9,359)	(10,582)	(9,049)
OIBDA	13,498	15,119	15,571
Capital expenditures in intangible assets (Note 6)	(1,266)	(2,733)	(1,978)
Capital expenditures in property, plant and equipment (Note 8)	(4,595)	(6,051)	(6,141)
CapEx	(5,861)	(8,784)	(8,119)
OIBDA-CapEx	7,637	6,335	7,452
Spectrum acquisitions (Note 6)	126	1,501	868
OIBDA-CapEx excluding spectrum acquisitions	7,763	7,836	8,320
Debt indicators
As calculated by us, net financial debt includes:
(A) adding the following liabilities:
i. Current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),
ii. Other liabilities included in "Payables and other non-current liabilities" and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component), and
iii. Financial liabilities included in "Liabilities associated with non-current assets and disposal groups held for sale".
(B) subtracting the following amounts from the resulting amount of the preceding step:
i. "Cash and cash equivalents",
ii. "Other current financial assets" (which include short-term derivatives),
iii. Cash and other current financial assets included in "Non-current assets and disposal groups held for sale",
iv. The positive mark-to-market value of derivatives with a maturity beyond one year,
v. Other interest-bearing assets (included in "Financial
assets and other non-current assets", "Receivables and other current assets" and "Tax receivables" in our consolidated statement of financial position), and
vi. Mark-to-market adjustment by cash flow hedging activities related to debt.
With respect to step (B)(v), "Financial assets and other non-current assets" includes derivatives, installments for the long-term sales of terminals to customers and other long-term financial assets, and "Receivables and other current assets" includes the customer financing of terminal sales classified as short-term.
We calculate net financial debt plus leases by adding lease liabilities calculated under IFRS 16 (including those corresponding to the companies held for sale) to net financial debt and deducting assets from subleases.
We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments related to employee benefits and the tax benefits arising from the future payments of those commitments related to employee benefits. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
We believe that net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of December 31, 2020 and 2019 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	20

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Millions of euros	12/31/2020	12/31/2019
Non-current financial liabilities	42,297	43,288
Current financial liabilities	8,123	9,076
Gross financial debt	50,420	52,364
Cash and cash equivalents	(5,604)	(6,042)
Other current financial assets	(2,489)	(3,118)
Cash and other current financial assets included in "Non-current assets and disposal groups held for sale" (Note 30)	(958)	(24)
Positive mark-to-market value of long-term derivative instruments (Note 12)	(3,666)	(3,389)
Other liabilities included in "Payables and other non- current liabilities"	304	401
Other liabilities included in "Payables and other current liabilities"	60	73
Other assets included in "Financial assets and other non-current assets"	(1,471)	(904)
Other assets included in "Receivables and other current assets"	(320)	(813)
Other current assets included in "Tax receivables" (Note 25)	—	(452)
Financial liabilities included in "Liabilities associated with non-current assets and disposal groups held for sale" (Note 30)	—	36
Mark-to-market adjustment by cash flow hedging activities related to debt	(1,048)	(388)
Net financial debt	35,228	37,744
Lease liabilities	6,469	7,379
Net financial debt plus leases	41,697	45,123
Gross commitments related to employee benefits	5,841	6,711
Value of associated long-term assets	(122)	(75)
Tax benefits	(1,513)	(1,739)
Net commitments related to employee benefits	4,206	4,897
Net financial debt plus commitments	39,434	42,641
Net financial debt plus leases plus commitments (*)	45,903	50,020
(*) Includes assets and liabilities considered to be Net financial debt plus leases plus commitments related to employee benefits for companies classified as held for sale (see Note 30).
Free Cash Flow
The Group’s free cash flow is calculated starting from "Net cash flow provided by operating activities" as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received from government grants, deducting dividends paid to non-controlling interests and payments of financed spectrum without explicit interest. The cash used to pay for commitments related to employee benefits (included in the Net cash flow provided by operating activities) is added back since it represents the payments of principal of the debt incurred with those employees.
After the entry into force of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to ensure comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the Free cash flow for 2019 and 2020. For information purposes, the indicator "Free cash flow excluding lease principal payments" has been added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various cash flows presented in the consolidated statements of cash flows.
The following table presents the reconciliation between the Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for 2020, 2019 and 2018:

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Millions of euros	2020	2019	2018
Net cash flow provided by operating activities	13,196	15,022	13,423
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net (Note 28)	(7,020)	(7,659)	(8,585)
Government grants received	—	—	37
Dividends paid to non-controlling interests (Note 28)	(471)	(686)	(746)
Payments for commitments related to employee benefits (Note 28)	963	840	775
Payments of financed spectrum without explicit interest (Notes 21 and 28)	(87)	(87)	—
Free Cash Flow excluding lease principal payments	6,581	7,430	n/a
Lease principal payments (Notes 20 and 28)	(1,787)	(1,518)	n/a
Free Cash Flow	4,794	5,912	4,904

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	22

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Note 3. Accounting policies

As stated in Note 2, the Group’s consolidated financial statements have been prepared in accordance with IFRSs and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC) as endorsed by the European Commission for use in the European Union (IFRSs - EU).
Accordingly, only the most significant accounting policies used in preparing the accompanying consolidated financial statements, in light of the nature of the Group’s activities, are set out below, as well as the accounting policies applied where IFRSs permit a policy choice, and those that are specific to the sector in which the Group operates.
a) Hyperinflationary economies
Venezuela has been considered a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information are the Indice Nacional de Precios al Consumidor de Venezuela, published by the Central Bank of Venezuela, or the best estimate in case the final index is not available. On an annual basis, these rates are 2,959.8%, 9,585.5% and 2,106,600.6% for 2020, 2019 and 2018, respectively.
The exchange rate used to translate inflation-adjusted bolivar-denominated items is the exchange rate as of the closing date of each reporting period in the consolidated financial statements, amounting to 2,094,405 bolivars per U.S. dollar (synthetic exchange rate, see Note 2), 68,448 bolivars per U.S. dollar (synthetic exchange rate) and 7,608 bolivars per U.S. dollar (synthetic exchange rate) as of December 31, 2020, 2019 and 2018, respectively.
In 2018 Argentina became a hyperinflationary economy (see Note 2). In order to restate its financial statements, the Company uses the series of indices defined by resolution JG No. 539/18 issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2020, 2019 and 2018 is 385.9%, 283.4% and 184.9%, respectively, while on an annual basis the index for 2020 is 36% (53% and 48% in 2019 and 2018, respectively).
The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2020 financial statements is the closing exchange rate as of December 31, 2020 which was 103.23 Argentine pesos per euro (67.26 and 43.30 Argentine pesos per euro at December 31, 2019 and 2018, respectively).
The Group includes in a single line item ("Translation
Differences") all the equity effects derived from hyperinflation. This is as follows: (a) the restatement for inflation of the financial statements of the Group companies operating in hyperinflationary economies, and (b) the effects of translating their respective financial statements into euros using the exchange rate at the end of the period.
b) Translation methodology
The income statements and statements of cash flows of the Telefónica Group’s foreign subsidiaries (except Venezuela and Argentina) were translated into euros at the average exchange rates for the year, as a rate that approximates the exchange rates at the dates of the transactions.
c) Goodwill
After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Goodwill is recognized as an asset denominated in the currency of the company acquired and is tested for impairment annually at the least, or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date.
d) Intangible assets
Intangible assets are carried at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.
Intangible assets are amortized on a straight-line basis according to the following:
•Licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and the value allocated to licenses held by certain companies at the time they were included in the Telefónica Group (“Service concession arrangements and licenses”) are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.
•The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of these types of assets in a third-party transaction for consideration (Customer base) are amortized on a straight-line basis over the estimated period of the customer relationship. The term length is between 5 and 14 years, based on the customer segment (residential, business, etc.) and the business model (prepaid, postpaid, etc.).

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•Software is amortized on a straight-line basis over its useful life, generally estimated to be between two and five years.
e) Property, plant and equipment
Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment in value.
Cost includes, among others, direct labor used in installation and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenue under the concept Own work capitalized of the line item Other income.
Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets for the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to the condition necessary for their intended use or sale.
The Group’s subsidiaries depreciate their property, plant and equipment, from the time they can be placed in service, amortizing the cost of the assets, net of their residual values on a straight-line basis over the assets’ estimated useful lives, which are calculated in accordance with technical studies that are revised periodically in light of technological advances and the rate of dismantling, as follows:

Years of estimated useful life
Buildings	25 – 40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10
f) Impairment of non-current assets
Non-current assets, including goodwill and intangible assets are assessed at each reporting date for indicators of impairment. Whenever such indicators exist, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, provided that the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.
The Group bases the calculation of impairment on the approved business plans of the various cash generating units to which the assets are allocated. The projected cash flows, based on the approved strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.
g) Lease agreements
The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the use of the asset.
At the inception date of the lease (i.e. the date when the underlying asset is available for use), a lessee recognizes a right of use asset that represents the right to use the underlying asset over the term of the lease, and a lease liability for the present value of the lease payments payable over the lease term – discounted using the incremental borrowing rate at the start date of the lease.
Rights of use assets are measured at cost, less accumulated depreciation and impairment losses, and are adjusted for any remeasurement of lease liabilities. The cost of rights of use assets includes the amount of initial direct costs incurred and lease payments made before the commencement date less incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the underlying asset and the lease term.
Lease payments include fixed payments (including in-substance fixed payments) less any lease incentive receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid as residual value guarantees. Similarly, the measurement of the lease liability includes the exercise price of a purchase option, if the lessee is reasonably certain to exercise that option, and payments of penalties for early termination, if the lease term reflects the lessee exercising such cancellation option. After the commencement date, the amount of the lease liabilities is increased to reflect the accrual of interest and reduced for the payments made. In addition to this, the carrying amount of the lease liability is remeasured in certain cases, such as changes in the lease term, changes in future lease payments resulting from a change in an index or rate used to determine those payments. The amount of such remeasurement is generally recognized against an adjustment to the right-of-use asset.
The Group uses the "low value" asset lease recognition exemption for office equipment and the short-term lease recognition exemption for all leases with a term of 12 months or less. Therefore, lease payments in such cases are recognized as an expense on a straight-line basis over the lease term.
The Group recognizes non-lease components separately from lease components for those classes of assets in which non-lease components are significant with respect to the total value of the arrangement.
The Group determines the lease term as the non-cancellable term of the contract, together with any period covered by an extension (or termination) option whose exercise is discretionary for the Group, if there is reasonable certainty that it will be exercised (or it will not be exercised). In its assessment, the Group considers all available information by

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asset class in the industry and evaluates all relevant factors (technology, regulation, competition, business model) that create an economic incentive to exercise or not a renewal/cancellation option. In particular, the Group takes into consideration the time horizon of the strategic planning of its operations. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that may affect its ability to exercise (or not to exercise) an option to extend or terminate (for example, a change in business strategy).
Where the Group acts as a lessor, leases are classified between operating and finance leases. Leases in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset are treated as operating leases. Otherwise, the lease is a finance lease.
h) Investment in associates and joint arrangements
The Group assesses whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such as representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information.
The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation.
Upon the sale or contribution of a controlled business to an associate or joint venture, the Group measures and recognizes any retained interest at its fair value. Any difference between the carrying amount of the business contributed and the fair value of the retained investment and the consideration received from disposal is recognized in full in profit or loss.
i) Financial assets and liabilities
Financial Assets
All regular way purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset.
The Group applies an impairment model for financial assets based on expected credit losses, using a simplified method for certain short- and long-term assets (commercial receivables, lease receivables and contractual assets).
Under this simplified approach, credit impairment is recognized by reference to expected credit losses over the life of the asset. For this purpose the Group uses matrices based on historical bad debt experience by geographical area on a portfolio segmented by customer category according to credit pattern. The matrix for each category has a defined time horizon divided into intervals in accordance with the collection management policy and is fed with historical data that covers at least 24 collection cycles. This data is updated on a regular basis. Based on the information observable at each close, the Group assesses the need to adjust the rates resulting from these matrices, considering current conditions and future economic forecasts.
Derivative financial instruments and hedge accounting
The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.
Changes in fair value of derivatives that qualify as fair value hedging instruments are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.
Changes in the fair value of derivatives that qualify and have been designated as cash flow hedges, which are highly effective, are recognized in equity. The ineffective portion is recognized immediately in the income statement. Fair value changes recognized in equity arising from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial carrying amount of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.
An instrument designated to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.
When the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. In this respect, transactions used to reduce the exchange rate risk of income contributed by foreign subsidiaries are not treated as hedging transactions.
j) Inventories
Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.
Inventories include audio-visual rights which will generally be consumed in a period of less than twelve months, and advanced payments to suppliers for future rights, as well as own content whose production cycle will in no case exceed thirty-six months.
The cost of film, documentary, short film and series rights acquired from third parties is charged to the income statement on a straight-line basis from the time of first broadcasting or release until the completion of the rights.
Broadcasting rights to football and motor sports events, including their inherent production costs, are charged to the

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income statement on a straight-line basis over twelve months from the start of the season, while rights to other premium sports are charged over the period of the competition. All other sports rights are recognized in the income statement upon first broadcast.
In-house produced programs and series and program titles are charged at the time of their broadcast or up to thirty-six months from the date of release, depending on their nature and broadcasting strategy. The cost of in-house productions that the Group expects to recover through sale to third parties is recognized as an intangible asset.
The cost of broadcasting rights that have expired or whose recovery value is estimated to be lower than the acquisition cost is recognized directly as an expense.
k) Pensions and other employee obligations
Provisions required to cover the accrued liability for defined benefit pension plans are determined using the projected unit credit actuarial valuation method. The calculation is based on demographic and financial assumptions determined at a country level, and in consideration of the macroeconomic environment. The discount rates are determined based on high quality market yield curves. Plan assets are measured at fair value.
Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.
l) Revenues and expenses
The Telefónica Group revenues are derived principally from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other digital services such as Pay TV and value-added services or maintenance. Products and services may be sold separately or bundled in promotional packages.
Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both fixed and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates deferred revenues presented in Contractual liabilities on the statement of financial position.
Revenues from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the term covered by the rate paid by the customer.
Installation fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to the income statement as they are consumed.
Interconnection revenues from fixed-wireless and wireless-
fixed calls and other customer services are recognized in the period in which the calls are made.
Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.
For bundled packages that include multiple elements sold in the fixed, wireless, Internet and television businesses it is determined whether it is necessary to identify the separate performance obligations and apply the corresponding revenue recognition policy to each one. Total package revenues are allocated among the identified performance obligations based on their respective standalone selling prices.
As connection or initial activation fees, or upfront non-refundable fees, are not separately identifiable performance obligations in these types of packages, any consideration received from the customer for these items is allocated to the remaining elements.
When the customer has a right of return, the agreed consideration is considered variable. The Group estimates the amount of variable consideration to which it is entitled using the expected value method (probability-weighted possible amounts), considering all historical, current and forecast information that is reasonably available, and only to the extent that it determines that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.
Expenses relating to customer contracts (mainly, commissions payable to dealers for customer acquisitions) are recognized as an asset to the extent that they are incremental and are expected to be recovered. Subsequently, these costs are amortized over the same term as the revenues associated with such contract are recognized, unless the expected amortization period is one year or less, in which case they are expensed as incurred.
m) Non-current assets held for sale
The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented separately in the statement of financial position as “Non-current assets and disposal groups held for sale” and “Liabilities associated with non-current assets and disposal groups held for sale”. Once classified as held for sale property, plant and equipment and intangible assets (including right-of-use assets) are no longer depreciated or amortized.
The criteria for held for sale classification is regarded as met only when the Group determines the sale to be highly probable: management is committed to a decision to sell and all actions required to complete the sale indicate that it is unlikely that significant changes to the sale will be made or that the decision will be withdrawn. In addition, the asset or

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements disposal group is available for immediate sale in its present condition (subject only to terms that are usual and customary for such transactions) and the sale is expected to be completed within one year from the date of the classification.
n) Use of estimates
The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.
As mentioned in Note 2 to the Consolidated Financial Statements, COVID-19 has changed the macroeconomic landscape and increased the level of uncertainty about the future economic outlook. This represents a significant challenge for management when making estimates. While the specific areas of significant judgement have not changed, the impact of COVID‑19 has resulted in the application of further judgement within those areas. In addition to this, the associated impacts of COVID 19 are highly dependent on variables that are difficult to predict. Given the evolving nature of the pandemic and the limited recent experience on its economic and social consequences, changes to estimates may need to be made.
A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position. Accordingly, sensitivity analysis are disclosed for the most relevant situations (see Notes 7 and 24).
Property, plant and equipment, intangible assets and goodwill
The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.
Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.
The decision to recognize an impairment loss involves developing estimates that include, among others, an analysis of the causes of the potential impairment, as well as its timing and expected amount. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes, which highlight the need to evaluate a possible impairment, are taken into account.
The Telefónica Group evaluates its cash-generating units’ performance on a regular basis to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.
Deferred income taxes
The Group assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in tax terms within the legal framework the Group is subject to. Such recoverability ultimately depends on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections that are continuously updated to reflect the latest trends.
The recognition of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation, the outcome of underway tax proceedings or unforeseen future transactions that could affect tax balances.
Provisions
Provisions are recorded when, at the end of the period, we have a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that we will assume certain responsibilities. The amount recorded is the best estimation performed by the management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the closing date, including the advice of external experts, such as legal advisors or consultants.
Should we be unable to reliably measure the obligation, no provision would be recorded and information would then be presented in the notes to the Consolidated Financial Statements.
Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.
Revenue recognition
Bundled offers
Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenues are allocated among the identified elements based on their respective standalone selling prices.
Determining standalone selling prices for each identified element requires estimates that are complex due to the

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nature of the business.
A change in estimates of standalone selling prices could affect the apportionment of revenue among the elements and, as a result, the timing of recognition of revenues.
Leases
Accounting for rights and obligations as a lessee under a lease contract requires the use of estimations to determine the lease term in contracts that include extension options or early termination options.
Determining the lease term involves making estimates over the time horizon of the Group's strategic planning process with respect to relevant factors such as expected technological progress, possible regulatory developments, market and competition trends or changes in the business model. The assumptions regarding these variables involve a significant degree of judgment to the extent that the timing and nature of future changes are difficult to anticipate.
Due to the uncertainties inherent to these estimates, changes in the assumptions made in respect of uncertain matters when determining the lease term of a lease contract may have an impact on the amounts of the right of use assets and lease liabilities recognized on the basis of the estimates made by the Group.
Exchange rate and inflation rates used to translate the financial statements of our Venezuelan subsidiaries
The Group reviews, on a regular basis, the economic conditions in Venezuela and the specific circumstances of its Venezuelan operations. In light of the worsening of the economic and political crisis in Venezuela and in the absence of official rates that are representative of the situation in the country, at December 31, 2020 the Group maintains its policy to estimate an exchange rate that matches the progression of inflation in Venezuela and reflects the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements in a more accurate way.
Assessment of the exchange rate that best reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at the closing date, and entails the use of assumptions and estimates and significant management judgment.
Due to inherent uncertainties in the estimates required to determine the appropriate exchange rate for the conversion of Venezuelan bolivar-denominated financial statements, actual cash flows denominated in such currency may differ from the amounts currently recognized on the basis of our estimates, as a result of changes in currency laws or changes in exchange mechanisms or published exchange rates that may have an impact on the conversion rate used for our Venezuelan subsidiaries’ financial statements, affecting the net monetary position of Venezuelan bolivar-denominated assets (liabilities).
In addition to this, Venezuela has been considered a hyperinflationary economy since 2009. Telefónica recognizes the effects of inflation by restating the financial information of its Venezuelan operation using the Indice Nacional de Precios al Consumidor de Venezuela issued by the Central Bank of Venezuela, or the best estimate in case the final index is not available.
Significant management judgment is required to determine the appropriate inflation rate when the official rate is not available. The estimates and underlying assumptions are based on careful consideration of factors that are deemed to be relevant and rely on all the information available at the closing date. Actual results may differ from these estimates as a result of changes in circumstances and assumptions about future developments in Venezuela due to evolving market conditions, uncertainty about currency and operating restrictions or other circumstances arising beyond the control of the Company.
o) New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)
The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2020 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2019, with the exception of the following new standards and amendments to existing standards issued by the IASB and adopted by the European Union for application in Europe, which are mandatory for annual periods beginning on or after January 1, 2020:
Amendments to IFRS 3: Definition of a Business
The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits.
The Group's current approach is consistent with these requirements, so the application of these amendments did not have a significant impact on the Group's financial position or results in the period.
Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform
The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements instrument. This amendment did not have a significant impact on the Group's financial position or results in the period.
Amendments to IAS 1 and IAS 8: Definition of Material
The amendments provide a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information. In particular, the amendments clarify: (i) that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and (ii) the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.
The Group's current practices are in line with these criteria, so the application of these amendments did not have an impact on the Group's financial position or results in the period, nor are they expected to do so in the future.
Conceptual Framework for Financial Reporting
The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts, such as removing the probability threshold for recognition and adding guidance on derecognition, or adding guidance on different measurement basis. No changes were made to any of the current accounting standards.
The Group’s accounting policies are still appropriate under the revised Framework, so these amendments had no impact on the Group's financial position or results in the period.
Amendments to IFRS 16: Covid19-related Rent Concessions
The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions (such as rent holidays or rent reductions for a period of time) arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification and therefore account for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.
The amendment applies to annual reporting periods beginning on or after 1 June 2020, with earlier application permitted. In accordance with EU regulations, companies shall apply the amendment, at the latest, as from 1 June 2020 for financial years starting on or after 1 January 2020. This amendment had no impact on the consolidated financial statements of the Group.

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements

New standards and amendments to standards issued but not effected as of December 31, 2020.
At the date of preparation of the consolidated financial statements, the following IFRS and amendments to existing standards had been published, but their application is not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IFRS 4	Deferral of IFRS 9	January 1, 2021
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform – Phase 2	January 1, 2021
Amendments to IAS 37	Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022
Annual Improvements 2018-2020 Cycle		January 1, 2022
Amendments to IAS 16	Proceeds before Intended Use	January 1, 2022
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2022
IFRS 17	Insurance Contracts	January 1, 2023
Based on the assessment made to date, the Group estimates that the adoption of these new pronouncements will not have a significant impact on the consolidated financial statements in the initial period of application.

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Note 4. Segment information

On November 27, 2019, the Board of Directors of Telefónica approved an action plan with five strategic decisions: (i) focus investment and growth in the most important markets of the company: Spain, Brazil, the UK and Germany; (ii) the creation of Telefónica Tech; (iii) the creation of Telefónica Infra, with Telxius as its first asset; (iv) an operational spin-off of Hispanoamérica in a single unit; and (v) the redefinition of the company’s corporate center. The structure of Telefónica's Executive Committee was modified to reflect these changes.
Such changes have also resulted in a change to the financial information presented to Telefónica's Management and have resulted in a change of the reporting segments. In 2020 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil, Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay) and Telxius Group.
Furthermore, Telefónica Global Technology, S.A.U., which was previously reported in "Other companies", is now reported in the Telefónica Spain segment.
Due to the implementation of the changes referred to above, the comparative results of the segments of the Group for 2019 and 2018, and the comparative segmentation of assets and liabilities as of December 31, 2019 were restated. These changes in the segments have had no impact on the consolidated results of the Group.
On May 7, 2020 Telefónica reached an agreement with Liberty Global plc to combine their respective businesses in the United Kingdom and form a joint venture 50% owned by each of such companies (see Note 2). This transaction is fully aligned with Telefonica`s strategy to focus on improving market positioning in its core markets. It will enable Telefónica to reinforce its presence and continuity in this market through the creation of an integrated communications provider in the United Kingdom that will offer their customers a convergent value proposition. Accordingly, Telefónica United Kingdom remains as a reportable segment. From the date of the agreement, the consolidated assets and liabilities subject to the transaction have been reclassified under ‘‘Non-current assets and disposal groups held for sale’’ and ‘‘Liabilities associated with non-current assets and disposal groups held for sale’’, respectively, in the consolidated statement of financial position (see Note 30). Additionally, the non-current assets ceased to be amortized and depreciated for accounting purposes once they were reclassified as assets held for sale.
On June 8, 2020 Telefónica’s subsidiary in Germany, Telefónica Germany GmbH & Co. OHG signed an agreement with Telxius Telecom, S.A. to sell approximately 10,100 sites to Telxius for 1,500 million euros, in two phases: in a first moment approximately 60% of the portfolio and the remaining 40% to be acquired by August of 2021. The first phase was completed on September 1, 2020, when Telxius acquired all the shares of the subsidiary Telefónica Germany Mobilfunk Standortgesellschaft mbH which owned approximately 6,000 sites. The results of Telefónica Germany do not include the gain generated in this transaction.
On January 13, 2021, Telxius Telecom, S.A. (a company of the Telxius Group), has signed an agreement with American Tower Corporation for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), for an amount of 7.7 billion euros (see Note 2). The consolidated assets and liabilities of the companies of the Telxius Group subject to the transaction have been reclassified under ‘‘Non-current assets and disposal groups held for sale’’ and ‘‘Liabilities associated with non-current assets and disposal groups held for sale’’ (see Note 30), respectively, in the consolidated statement of financial position at December 31, 2020.
The impairment losses on goodwill and other non-current assets of Telefónica Argentina, recorded in 2019 and 2020 (see Notes 6, 7 and 8), are included in the Telefónica Hispam segment.
In 2019 the sale of the Group operating companies in Guatemala, Nicaragua and Panama was completed (see Note 2). At December 31, 2019 Telefónica Costa Rica and Telefónica Móviles El Salvador were classified as held for sale (see Note 30). The assets, liabilities and results of the Group companies in Central America, and the gains obtained in these transactions, have been reported in "Other companies".
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out on an arm's length basis.
Information relating to other Group companies not specifically included in these segments is reported under "Other companies" (see Appendix I), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies and other operations not included in the segments.

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The "Eliminations" of the Group at OIBDA level in 2020 and 2019 mainly reflect the leases of Telxius Group to other Group companies, due to the asymmetry in accounting between lessor and lessee under IFRS 16. This impact is mostly offset at operating income level.
The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies (see Note 19, Appendix III and Appendix V), so most of the Group's financial assets and liabilities are reported under Other companies. In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain (see Note 25). Therefore, a significant part of the deferred tax assets and liabilities is included under Other companies. For these reasons, the results of the segments are disclosed up to operating income.
Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from Group companies and impairments of investments in Group companies. These adjustments have no impact on the Group’s consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	32

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 6 and 8) and acquisitions of rights of use (since the entry into force of IFRS 16, see Note 9) regarding the Group’s operating segments:

2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telxius Group	Other companies	Eliminations	Total Group
Revenues	12,401	6,708	7,532	7,422	7,922	826	1,860	(1,595)	43,076
External revenues	12,118	6,666	7,500	7,406	7,786	322	1,288	(10)	43,076
Intersegment revenues	283	42	32	16	136	504	572	(1,585)	—
Other operating income and expenses(1)	(7,355)	(4,644)	(5,223)	(4,234)	(6,932)	(306)	(2,021)	1,137	(29,578)
OIBDA	5,046	2,064	2,309	3,188	990	520	(161)	(458)	13,498
Depreciation and amortization	(2,184)	(389)	(2,394)	(1,965)	(2,274)	(269)	(199)	315	(9,359)
Operating income	2,862	1,675	(85)	1,223	(1,284)	251	(360)	(143)	4,139
CapEx	1,408	913	1,094	1,372	833	348	106	(213)	5,861
Acquisitions of rights of use	138	116	1,159	768	364	353	25	(909)	2,014
(1)Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telxius Group	Other companies	Eliminations	Total Group
Revenues	12,850	7,109	7,399	10,035	9,650	842	2,129	(1,592)	48,422
External revenues	12,528	7,068	7,364	10,018	9,504	360	1,580	—	48,422
Intersegment revenues	322	41	35	17	146	482	549	(1,592)	—
Other operating income and expenses(1)	(9,131)	(4,995)	(5,073)	(5,773)	(7,617)	(338)	(1,589)	1,213	(33,303)
OIBDA	3,719	2,114	2,326	4,262	2,033	504	540	(379)	15,119
Depreciation and amortization	(2,013)	(1,204)	(2,463)	(2,516)	(2,268)	(249)	(136)	267	(10,582)
Operating income	1,706	910	(137)	1,746	(235)	255	404	(112)	4,537
CapEx	1,667	914	2,469	2,005	1,485	284	143	(183)	8,784
Acquisitions of rights of use	127	157	230	409	367	88	37	(123)	1,292
(1)Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements

2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telxius Group	Other companies	Eliminations	Total Group
Revenues	12,788	6,790	7,320	10,126	9,939	792	2,539	(1,601)	48,693
External revenues	12,461	6,757	7,281	10,105	9,815	334	1,940	—	48,693
Intersegment revenues	327	33	39	21	124	458	599	(1,601)	—
Other operating income and expenses(1)	(7,993)	(4,925)	(5,486)	(5,815)	(7,681)	(422)	(2,325)	1,525	(33,122)
OIBDA	4,795	1,865	1,834	4,311	2,258	370	214	(76)	15,571
Depreciation and amortization	(1,678)	(943)	(2,071)	(1,990)	(2,006)	(125)	(275)	39	(9,049)
Operating income	3,117	922	(237)	2,321	252	245	(61)	(37)	6,522
CapEx	1,741	1,464	966	1,910	1,681	181	195	(19)	8,119
(1)Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	34

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The following table presents main assets and liabilities by segment:

2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telxius Group	Other companies	Eliminations	Total Group
Fixed assets	14,604	—	13,005	14,408	8,692	452	1,140	—	52,301
Rights of use (1)	1,332	—	2,852	1,677	1,117	30	79	(2,105)	4,982
Investments accounted for by the equity method	266	—	2	1	58	—	100	—	427
Financial assets and other non-currents assets	330	—	647	700	773	39	7,979	(3,198)	7,270
Deferred tax assets	2,212	—	473	248	721	29	2,733	—	6,416
Other current financial assets	35	—	67	30	90	3	10,187	(7,917)	2,495
Non-current assets and disposal groups held for sale	—	13,264	—	—	30	2,062	418	(361)	15,413
Total allocated assets	24,098	13,264	20,266	20,023	14,973	2,840	27,981	(18,394)	105,051
Non-current financial liabilities	758	—	1,577	167	6,149	1,257	37,360	(4,971)	42,297
Non-current lease liabilities	1,074	—	2,326	1,342	1,095	4	82	(1,884)	4,039
Deferred tax liabilities	141	—	405	864	481	18	711	—	2,620
Current financial liabilities	852	—	715	224	1,157	150	9,881	(4,856)	8,123
Current lease liabilities	291	—	514	297	365	8	26	(246)	1,255
Liabilities associated with non-current assets and disposal groups held for sale	—	4,897	—	—	—	917	221	(1,244)	4,791
Total allocated liabilities	16,360	4,897	10,903	6,252	12,960	2,785	51,033	(18,399)	86,791
(1) The eliminations of rights of use mainly correspond to the rights of use for assets leased by Telxius to the operating companies of the Group.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	35

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telxius Group	Other companies	Eliminations	Total Group
Fixed assets	15,159	10,051	14,091	20,585	11,881	1,145	753	—	73,665
Rights of use (1)	1,500	716	2,499	1,933	1,382	388	71	(1,550)	6,939
Investments accounted for by the equity method	—	9	—	2	73	—	56	—	140
Financial assets and other non-currents assets	167	468	457	1,159	764	55	7,224	(3,171)	7,123
Deferred tax assets	2,384	2	314	337	755	89	2,801	—	6,682
Other current financial assets	42	72	17	67	426	1	5,587	(3,089)	3,123
Non-current assets and disposal groups held for sale	12	—	—	1	43	—	762	—	818
Total allocated assets	24,491	13,869	20,143	28,120	20,553	2,184	23,238	(13,721)	118,877
Non-current financial liabilities	775	1,132	2,153	572	2,666	1,148	37,360	(2,518)	43,288
Non-current lease liabilities	1,252	490	2,027	1,582	1,298	281	74	(1,378)	5,626
Deferred tax liabilities	158	101	358	945	572	18	756	—	2,908
Current financial liabilities	854	—	339	464	901	1	12,193	(5,676)	9,076
Current lease liabilities	283	213	462	448	248	117	15	(186)	1,600
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	—	—	380	—	380
Total allocated liabilities	16,067	5,450	10,659	8,599	10,904	2,250	53,216	(13,718)	93,427
(1) The eliminations of rights of use mainly correspond to the rights of use for assets leased by Telxius to the operating companies of the Group.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	36

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2020				2019				2018
Country by segments	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total
Spain (*)				12,401				12,850				12,788
United Kingdom	232	6,476	—	6,708	218	6,891	—	7,109	214	6,576	—	6,790
Germany	785	6,730	17	7,532	741	6,647	11	7,399	767	6,539	14	7,320
Brazil	2,531	4,891	—	7,422	3,537	6,498	—	10,035	3,754	6,372	—	10,126
Hispam	2,836	5,070	16	7,922	3,435	6,210	5	9,650	3,468	6,471	—	9,939
Telxius Group			826	826			842	842			792	792
Other and inter-segment eliminations			265	265			537	537			938	938
Total Group				43,076				48,422				48,693
Note: In the countries of Telefónica Hispam segment with separate fixed and mobile operating companies, intercompany revenues were not considered.
(*) The detail of revenues for Telefónica Spain is shown in the table below.
Given the convergence reached at Telefónica Spain due to the high penetration of convergent offers in Telefónica Spain, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, management believes that the revenue breakdown shown below is more meaningful.

Millions of euros
Telefónica Spain	2020	2019	2018
Retailers	9,906	10,313	10,341
Wholesalers, mobile handsets sales and others	2,495	2,537	2,447
Total	12,401	12,850	12,788

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	37

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Note 5. Business combinations and acquisitions of non-controlling interests

Business combinations
There were no significant business combinations in 2020, 2019 and 2018.
Transactions with non-controlling interests
2018
Sale of 9.99% of the total share capital of Telxius
On July 27, 2018, Telefónica transferred to a subsidiary of the Pontegadea Group 16.65% of the share capital of the Telefónica's subsidiary Pontel Participaciones, S.L. (Pontel), which owns 60% of the share capital of Telxius Telecom, S.A. (Telxius), for an amount of 378.8 million euros, resulting in a price of 15.2 euros per share of Telxius. This holding of 16.65% in the capital stock of Pontel is equivalent, in economic terms, to an indirect holding of 9.99% in the share capital of Telxius. The impact of this transaction on the equity attributable to equity holders of the parent amounted to 232 million euros and the impact on equity attributable to non-controlling interest amounted to 139 million euros.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	38

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 6. Intangible assets

The composition of and movements in net intangible assets in 2020 and 2019 are as follows:

2020
Millions of euros	Balance at 12/31/2019	Additions(1)	Amortization	Disposals	Impairments	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 12/31/2020
Service concession arrangements and licenses	8,566	32	(1,001)	(33)	(106)	151	(1,036)	6,573
Software	2,980	467	(1,305)	—	(2)	542	(302)	2,380
Customer base	1,666	6	(372)	—	—	(4)	(58)	1,238
Trademarks	640	—	(51)	—	—	(2)	(75)	512
Other intangible assets	52	11	(6)	—	—	(2)	(4)	51
Intangible assets in process	2,130	595	—	—	—	(1,940)	(51)	734
Total intangible assets	16,034	1,111	(2,735)	(33)	(108)	(1,255)	(1,526)	11,488
(1) Total additions of intangible assets in 2020 amounted to 1,266 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 2).

2019
Millions of euros	Balance at 12/31/2018	Additions (1)	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 12/31/2019
Service concession arrangements and licenses	9,995	25	(1,227)	(495)	333	23	(88)	8,566
Software	2,940	420	(1,464)	(4)	1,113	(6)	(19)	2,980
Customer base	2,138	—	(478)	—	9	(3)	—	1,666
Trademarks	690	—	(58)	—	—	8	—	640
Other intangible assets	77	15	(21)	—	(18)	(1)	—	52
Intangible assets in process	1,016	2,267	—	(1)	(1,146)	—	(6)	2,130
Total intangible assets	16,856	2,727	(3,248)	(500)	291	21	(113)	16,034
(1) Total additions of intangible assets in 2019 amounted to 2,733 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 2).

Additions of spectrum in 2020, including the additions corresponding to "Non-current assets and disposal groups held for sale", amounted to 126 million euros (1,501 million euros in 2019).
A reclassification amounting 1,381 million euros between the lines "Intangible assets in process" and "Service concession arrangements and licenses" was made in 2020, corresponding to the majority of the spectrum licenses acquired by Telefonica Germany in 2019.
In June 2019, as part of the 5G frequency auction, Telefónica
Germany acquired a total of 90 MHz of spectrum in the 2 GHz and 3.6 GHz bands, for a total amount of 1,425 million euros. The German Federal Network Agency assigned the frequency blocks in August 2019:
•At 2 GHz, a paired block of 5 MHz with a running time from 2021, and a paired block of 5 MHz with a running time from 2026; and
•At 3.6 GHz, seven unpaired blocks of 10 MHz each, which will be made available gradually by 2022 at the latest.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	39

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
In September 2019, Telefónica Germany, like the other auction participants, reached an agreement to pay in annual installments until 2030, beginning in December 2019, instead of one-time payment (see Note 21 and Appendix VI).
In addition, in 2019 Telefónica Uruguay acquired spectrum in the 2.6 GHz band for 26 million euros.
Disposals of "Service concession arrangements and licenses" in 2019 corresponded to the licenses to use spectrum of Telefónica Mexico (see Note 2).
"Impairments" in 2020 corresponding to "Service concession arrangements and licenses" includes an impairment loss of Telefónica Argentina, amounting to 106 million euros (see Note 7).
"Transfers and others" in 2020 include the reclassification of the intangible assets of Telefónica United Kingdom and the telecommunications towers division of Telxius amounting to 1,513 and 36 million euros, respectively, to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30). In addition, this section includes the reclassification of the intangible assets of Telefónica Móviles El Salvador, amounting to 34 million euros from "Non-current assets and disposal groups held for sale" (see Note 30).
"Transfers and others" in 2019 included the reclassification of the intangible assets of Telefónica de Costa Rica amounting to 65 million euros to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
Appendix VI contains the details of the main concessions and licenses which the Group operates.
“Exclusion of companies” in 2019 mainly corresponded to the sale of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá amounting to 12 and 100 million euros, respectively (see Note 2).
The result of the translation to euros of the intangible assets by the companies of the Group in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a) are shown in the column "Translation differences and hyperinflation adjustments".
The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2020 and 2019 are as follows:

Balance at December 31, 2020
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	7,062	(399)	(90)	6,573
Software	15,375	(12,986)	(9)	2,380
Customer base	5,071	(3,833)	—	1,238
Trademarks	1,720	(1,207)	(1)	512
Other intangible assets	940	(888)	(1)	51
Intangible assets in process	734	—	—	734
Total intangible assets	30,902	(19,313)	(101)	11,488

Balance at December 31, 2019
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	20,414	(11,848)	—	8,566
Software	17,578	(14,597)	(1)	2,980
Customer base	6,544	(4,878)	—	1,666
Trademarks	1,887	(1,247)	—	640
Other intangible assets	956	(901)	(3)	52
Intangible assets in process	2,130	—	—	2,130
Total intangible assets	49,509	(33,471)	(4)	16,034

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	40

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 7. Goodwill

Movement in goodwill
The movement in goodwill assigned to each Group segment was as follows:

2020
Millions of euros	Balance at 12/31/2019	Additions	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2020
Telefónica Spain	4,299	—	—	—	—	4,299
Telefónica Brazil	8,814	—	—	—	(2,556)	6,258
Telefónica Germany	4,819	—	—	(261)	—	4,558
Telefónica United Kingdom	4,847	—	—	(4,750)	(97)	—
Telefónica Hispam	2,530	—	(519)	—	(233)	1,778
Telxius Group	2	—	—	(2)	—	—
Others	92	5	—	63	(9)	151
Total	25,403	5	(519)	(4,950)	(2,895)	17,044

2019 (*)
Millions of euros	Balance at 12/31/2018	Disposals	Additions	Write-offs	Exchange rate impact	Balance at 12/31/2019
Telefónica Spain	4,310	(11)	—	—	—	4,299
Telefónica Brazil	8,991	(1)	—	—	(176)	8,814
Telefónica Germany	4,815	—	4	—	—	4,819
Telefónica United Kingdom	4,611	—	—	—	236	4,847
Telefónica Hispam	2,785	(22)	—	(206)	(27)	2,530
Telxius Group	2	—	—	—	—	2
Others	234	(144)	2	—	—	92
Total	25,748	(178)	6	(206)	33	25,403
(*) The movement in 2019 has been restated to reflect the new segments of the Group (see Note 4).
Following the agreement between Telefónica and Liberty Global plc to combine their businesses in the United Kingdom (see Note 2), the goodwill allocated to Telefonica United Kingdom was reclassified to "Non-current assets and disposals groups held for sale" of the statement of financial position (see Note 30).
On June 8, 2020 Telefónica’s subsidiary in Germany, Telefónica Germany GmbH & Co. OHG signed an agreement with Telxius Telecom, S.A. to sell approximately 10,100 sites to Telxius for 1,500 million euros, in two phases: in a first moment approximately 60% of the portfolio and the remaining 40% to be acquired by August of 2021. The first phase was completed on September 1, 2020, when Telxius acquired all the shares of the subsidiary Telefónica Germany
Mobilfunk Standortgesellschaft mbH, which owned approximately 6,000 sites. As a result of this transaction, 261 million euros of goodwill originally allocated to Telefónica Germany was allocated to Telxius Group. At December 31, 2020 the goodwill allocated to Telxius Group is classified to "Non-current assets and disposals groups held for sale" of the statement of financial position (see Note 30).
In 2020 goodwill decreased by 2,895 million euros due to the depreciation of major currencies against the euro, mainly the Brazilian real (see Note 2).
As explained hereafter, in 2020 an impairment loss was

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	41

Consolidated Financial Statements 2020 Notes to the consolidated financial statements recognized on the goodwill allocated to Telefónica Argentina, amounting to 519 million euros, with a balancing entry in “Other expenses” (206 million euros in 2019, see Note 26).
Transfers in "Others" in 2020 mainly correspond to the reclassification of the goodwill allocated to Telefónica Móviles El Salvador from "Non-current assets and disposal groups held for sale" (see Note 30).
The disposals of goodwill in 2019 in "Others" corresponded to the sale of Telefónica Móviles Panamá and Telefonía Celular de Nicaragua (see Note 2).
The rest of disposals in 2019 corresponded to the sale of the data center businesses.
Cash-generating units
In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Millions of euros	12/31/2020	12/31/2019
Telefónica Spain	4,299	4,299
Telefónica Brazil	6,258	8,814
Telefónica Germany	4,558	4,819
Telefónica United Kingdom	—	4,847
Telefónica Hispam	1,778	2,530
Colombia	170	195
Ecuador	119	130
Chile	826	856
Peru	642	766
Argentina	—	557
Uruguay	19	24
Others T. Hispam	2	2
Telxius Group	—	2
Others	151	92
TOTAL	17,044	25,403
As explained in Note 2, the COVID-19 crisis has had a significant impact on the results of all cash-generating units, especially as of the second quarter of 2020. This situation represented an impairment indicator, and the Group conducted impairment tests at interim periods, with special emphasis on those cash-generating units whose recoverable value was closest to the carrying amount at 31 December 2019. This analysis considered:
i.the plans of the operating businesses in the Telefónica Hispam segment, which were updated during the first quarter of 2020 against the background of the operating spin-off approved on November 27, 2019. These plans reflected an improvement in profitability, through medium- and long-term efficiency measures, which have been addressed in 2020.
ii.three calculation models according to the historical relationship between the economic cycle and revenues, both in nominal and real terms, in volume and in growth rates, in order to estimate its impact in the projections in the medium and long term, with three future scenarios (base, pessimistic and optimistic). These scenarios were based on the most recent GDP growth and inflation forecasts available at that date from public and private, local and international public bodies and which can be checked for each of the countries, assigning a probability of occurrence to each scenario based on the distribution of probabilities by prestigious institutions (60%, 30% and 10% respectively). The cash flows projected in the latest 2020 forecasts for the CGUs were the starting point.
iii.Another impairment test was conducted at year-end closing. The basis has been the latest business plan of the various cash-generating units to which goodwill is allocated to, approved by Telefónica's Board of Directors.
iv.In order to complete the five years of cash flows after the closing year, an additional normalization period was added to the business plans based on the operating ratios until the terminal parameters are reached. The analysts consensus' forecasts are used as a reference. For specific cases, extended business plans are used to cover the five-year period of cash flows, when the normalization period does not properly reflect the expected evolution of the business. Finally, to determine the terminal value of each CGU, a constant free cash flows growth over time is assumed, applying a terminal growth rate. The model used is similar to the dividend discount model developed by Gordon-Shapiro, internationally recognized for business valuations.
The process of preparing the CGUs’ business plans considers the current market condition of each CGU, analyzing the macroeconomic, competitive, regulatory and technological environments, as well as the growth opportunities of the CGUs, and the differentiation capabilities compared to the competition based on market projections. A growth target is therefore defined for each CGU, based on the appropriate allocation of operating resources and the capital investments required to achieve the target. In addition, operating efficiency improvements are defined, in line with the strategic transformation initiatives, in order to increase the forecasted operating cash flow. In this process, the Group considers the compliance with business plans in the past.
Main assumptions used in calculating value in use
CGUs’ value in use are calculated based on the approved business plans. Certain variables are then considered, including the long-term OIBDA margin and the long-term Capital Expenditure ratio (expressed as a percentage of

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	42

Consolidated Financial Statements 2020 Notes to the consolidated financial statements revenue), which are considered the key operating variables to measure business performance and to set financial targets. Finally, the discount rates and the perpetuity growth rates are considered.
The main variables considered for the most significant CGUs (Brazil, Spain, United Kingdom and Germany), are described below.
Revenues
In terms of revenues, the plan assumes a trend towards stability and improvement as of 2022 in local currency.
OIBDA margin and long-term Capital Expenditure (CapEx) ratio
The values obtained, as described in the previous paragraphs, are compared with the available data of analysts and competitors in the geographic markets where Telefónica Group operates.
In Europe, the long-term OIBDA margins two-years estimates of Telefónica Group's analysts are within a range of 39% to 43% for Spain, 31% to 33% for Germany, and 29% to 34% for the UK.
Regarding the long-term ratio of CapEx over revenues, the valuations performed for the impairment tests for Spain, Germany and United Kingdom consider the opinions of Telefónica Group’s analysts with regard to investment needs (around 12% for Spain and around 14% for Germany and the United Kingdom).
As for the long-term OIBDA margin two-years estimates of Telefónica Group's analysts for the operator in Brazil, it is in a range within 41% to 45%. Regarding investments, the operator will invest a percentage within the range of the investment needs forecasted by analysts (around 16%).
Discount rate
The discount rate, applied to measure cash flows, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and debt according to the finance structure established for each CGU.
This rate is calculated using the capital asset pricing model (CAPM), which considers the asset’s systemic risk, and the impact of those risks not already considered on cash flows, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset, constantly monitoring the fluctuations of the financial markets. Consequently, the estimations were reviewed, including the impacts of the current economic situation resulting from the COVID-19 crisis.
For the United Kingdom, it was considered the uncertainty created by the Brexit, about the new legal framework and the impacts of the restrictions on access to the European single market. For this reason, the cost of capital used in the valuation continues to be stressed, through a higher market premium in line with the implicit one.
The most significant components of WACC are summarized as follows:
•Risk-Free Rate: defined as the interest rate offered by long-term sovereign bonds. The rate is determined using current market data and equilibrium level estimates (according to standard econometric models, supported by modeling of neutral rates prepared by the central banks themselves) in which the interest rates should be located, thus adjusting the yields, set at low rates due to the high influence of public debt purchased by central banks.
•Political Risk Premium: adds the country's insolvency risk due to political and/or financial events; calculation is based on the quoted prices of credit default swaps for each country or, the EMBI+ index published by JP Morgan based on the information available and the liquidity conditions of these swaps.
•Equity Risk Premium (ERP): the return in excess that equity assets are expected to yield over the risk-free rate. This is determined using a combination of historical approaches (ex post) backed by external publications and studies based on historical market returns series, and prospective approaches (ex-ante), based on market publications, considering the medium- and long-term profit expectations based on the degree of maturity and development of each country.
•Beta Coefficient: a measure of the volatility, or systematic risk, of an equity asset in comparison to the entire market. It is estimated based on a series of historical share prices of comparable companies listed on the stock exchange, to estimate the correlation between the company shares´ returns and the stock market returns, of the country where the company is listed.
The main underlying data used in these calculations are obtained from independent and renowned external information sources.
The discount rates applied to the cash flow projections in 2020 and 2019 for the main CGUs are as follows:

	2020
Discount rate in local currency	Before tax	After-tax
Spain	8.4%	6.5%
Brazil	13.6%	11.1%
United Kingdom	7.3%	6.1%
Germany	6.5%	4.8%

	2019
Discount rate in local currency	Before tax	After-tax
Spain	8.2%	6.2%
Brazil	12.6%	10%
United Kingdom	7.8%	6.2%
Germany	7.8%	4.9%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	43

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Perpetuity growth rate
Cash flow projections from the sixth year are calculated using an expected constant growth rate (g), considering the analyst consensus estimates for each business, based on the maturity of the industry and technology, and the degree of development of each country. Each indicator is compared to the forecasted long-term real and nominal GDP growth of each country and growth data from external sources, adjusting any particular case with specific characteristics related to the business evolution.
The perpetuity growth rates applied to the cash flow projections in 2020 and 2019 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2020	2019
Spain	0.8%	1.0%
Brazil	4.5%	4.5%
United Kingdom	0.8%	0.8%
Germany	1.0%	1.1%
The perpetuity growth rates for 2020 slightly decreased for Spain And Germany comparing to 2019, being stable for Brazil and the United Kingdom. Europe remains around 1%.
In Brazil, the perpetuity growth rate is within the range of the estimations of the analysts, it is consistent with with the Brazilian Central Bank’s medium-term inflation target (within a range between 1.8% and 4.8%) and it is below the forecasted nominal GDP growth rate (which oscillates around 5.5%).
Sensitivity to changes in assumptions
The Group performs a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in the test. Due to the greater uncertainty from the pandemic, the range of variation of the key assumptions was exceptionally increased by 50% with regard to the previous year. Thus, for the main CGU, the following maximum increases or decreases were assumed, expressed in percentage points (percentage points):

Changes in key assumptions, In percentage points (percentage points)	Spain	United Kingdom	Germany	Brazil
Financial variables
Discount rate	+/-0.75	+/-0.75	+/-0.75	+/-1.5
Perpetuity growth rates	+/-0.375	+/-0.375	+/-0.375	+/-0.75
Long-term operating variables
OIBDA Margin	+/-2.625	+/-2.625	+/-2.25	+/-3
Ratio of CapEx/Revenues	+/-1.31	+/-1.31	+/-1.13	+/-1.5
The sensitivity analysis revealed a gap between the recoverable value and carrying amount for the main CGUs at December 31, 2020.
The impairment test at December 31, 2019 measured the sensitivity to the calculation of the CGU of Telefónica del Perú. The Group has updated the value in use valuation of Telefónica del Peru's, based on the latest approved strategic plan, and considering also various scenarios stressing the operating variables. It was found in this analysis that it was not necessary to record an impairment of the goodwill allocated to Telefónica del Perú. The WACC rate considered is 8.7% and the growth rate in perpetuity is 2.4%. In terms of operating ratios, an OIBDA margin of 30% and a Capex ratio of 11% on average are projected over the plan horizon.
As regards the sensitivity of the calculation, the change in each assumption required for the recoverable value to equal Telefónica del Perú's carrying amount is as follows: (i) WACC rate +2.8 p.p.; (ii) perpetual growth rate -3.8 p.p.; (iii) long-term OIBDA margin: -7.1 p.p.; and (iv) long-term investment ratio: +5.0 p.p.
Calculation of the recoverable amount of
Telefónica Argentina
Argentina is among the most affected countries in the world by COVID-19. The scarce room for an ambitious fiscal package and a long and strict lockdown episode are the main reasons behind this performance. Moreover, recovery is expected to be slower than elsewhere, and pre-pandemic levels of activity are not expected to be reached until at least 2023-24.
At the same time, the country remains muddling through an environment of high inflation that, far from being addressed by long-term structural solutions, is being deepened by short-term measures that threaten profitability. In the third quarter of 2020 the Government approved the “Decreto de Necesidad Urgente” (DNU 690/2020), through which (i) the ICTs were declared essential and strategic public services in competition, (ii) the tariffs of the ICTs will be freezed until December 31, 2021, and (iii) the regulator shall regulate the prices in the ICT sector. The Decree asymmetrically conditions its future performance and will have a significant adverse impact on the evolution of the business in the country.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	44

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Furthermore, the exchange rate duality resulting from the shortage of foreign currency reserves, an unpredictable institutional framework and the need to carry out a broad fiscal adjustment deepen the imbalances that the country will have to address once the pandemic is over.
Due to the impairment indicators that were revealed during the year, the Group conducted impairment tests of the goodwill allocated to Telefonica Argentina in interim periods. As the previous year, the recoverable amount was determined by calculating the fair value less costs to sale (see Note 3.f), using discounted cash flow projections.
As a result of this analysis, in 2020 an impairment loss was recognized on the goodwill allocated to Telefónica Argentina, amounting to 519 million euros, with a counterparty in "Other expenses" in the consolidated income statement for 2020 (see Note 26). Additionally, in order to match the carrying amount and the recoverable value, impairment losses of intangible assets and property, plant and equipment were recorded, proportional to their carrying amount, amounting to 106 million euros and 269 million euros, respectively (see notes 6 and 8), with a counterparty in "Other expenses" (see Note 26). As a result of these impairment losses, there was a partial reversal of deferred tax liabilities associated with the hyperinflation adjustment in Argentina, amounting to 94 million euros (see Note 25).
In 2019, the Group had registered an impairment of goodwill allocated to Telefónica Argentina amounting to 206 million euros.
Additionally, at year-end closing the Group has updated the valuation based on the latest approved business plan, and considering various valuation scenarios, with the same conclusions. The WACC rate, in local currency, considers inflation that affects business cash flows in the plan’s horizon, converging in a perpetuity discount rate of around 23% and terminal nominal growth of 10%, aligned with the expected normalization for the inflation rate. Both variables are equally aligned with the consensus of Argentine market analysts using the dollar (hard currency). In terms of operating ratios, a long-term OIBDA margin of 26% is projected over the plan horizon, which is below the long-term projections of analysts for the competition, and a long-term CapEx ratio of around 10%.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	45

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 8. Property, plant and equipment

The composition of and movement in the items constituting net “Property, plant and equipment” in 2020 and 2019 were as follows:

2020
Millions of euros	Balance at 12/31/2019	Additions(1)	Depreciation	Disposals	Impairments	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 12/31/2020
Land and buildings	3,603	33	(325)	(6)	1	(248)	(229)	2,829
Plant and machinery	25,006	981	(4,387)	(85)	(271)	(59)	(2,509)	18,676
Furniture, tools and other items	1,248	93	(310)	(3)	(2)	(287)	(116)	623
PP&E in progress	2,371	2,984	—	(5)	(3)	(3,445)	(261)	1,641
Total PP&E	32,228	4,091	(5,022)	(99)	(275)	(4,039)	(3,115)	23,769
(1) Total additions of property, plant and equipment in 2020 amounted to 4,595 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 2).

2019
Millions of euros	Balance at 12/31/2018	First application of IFRS 16	Additions(1)	Depre-ciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 12/31/2019
Land and buildings	4,310	(9)	37	(334)	(227)	61	(56)	(179)	3,603
Plant and machinery	25,346	(107)	1,258	(4,845)	(33)	3,638	(58)	(193)	25,006
Furniture, tools and other items	1,201	(133)	129	(434)	(4)	503	7	(21)	1,248
PP&E in progress	2,438	—	4,568	—	(2)	(4,612)	18	(39)	2,371
Total PP&E	33,295	(249)	5,992	(5,613)	(266)	(410)	(89)	(432)	32,228
(1) Total additions of property, plant and equipment in 2019 amounted to 6,051 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 2).
Investment by Telefónica Spain in property plant and equipment in 2020 and 2019 amounted to 1,135 and 1,390 million euros respectively. Fast fiber optic and IPTV roll-out, exceeding 25 million premises passed by year-end 2020 in Telefónica Spain, as well the launch of the 5G network.
Investment by Telefónica United Kingdom in property plant and equipment in 2020 and 2019 amounted to 737 million euros (253 million euros until the date of reclassification as "Non-current assets and disposal groups held for sale", see note 2) and 779 million euros, respectively. The investment has been focused on 5G deployment and improve 4G navigation experience, achieving 99% population coverage by year-end 2020.
Investment by Telefónica Germany in property plant and equipment in 2020 and 2019 amounted to 814 and 807 million euros, respectively. The company has launched 5G network across 15 cities and continues dedicated to extending 4G coverage, achieving a coverage of 99.6% by year-end 2020.
Investment by Telefónica Brazil in property plant and equipment in 2020 and 2019 amounted to 1,048 and 1,605 million euros, respectively. The investment was mainly dedicated to extending the coverage and capacity of 4G mobile networks, the improvement of network quality, the extension of FTTH network in the fixed business, as well as network simplification and digitalization of processes and systems.
Investment by Telefónica Hispam in property plant and equipment in 2020 and 2019 amounted to 684 and 1,283 million euros, respectively. This investment has been mainly focused on improving the coverage and capacity of 4G networks and ultra-broadband fixed capabilities, as well as processes and systems simplification and digitalization in the region.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	46

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Investment by Telxius Group in property plant and equipment in 2020 and 2019 amounted to 123 and 101 million euros, respectively (161 and 244 million euros, respectively, including intra-group investment in property plant and equipment). This investment has been mainly focused on the construction of the Pacific cable.
In 2020, there has been an increase in the depreciation of property, plant and equipment amounting to 204 million euros, due to the reduction in the useful lives of certain assets of Telefónica México as a result of the transformation of the operating model (see Note 2) announced in November 2019 (23 million euros in December 2019).
"Impairments" in 2020 corresponding to "Plant and machinery" includes an impairment loss of Telefónica Argentina, amounting to 269 million euros (see Note 7).
"Transfers and others" in 2020 includes the reclassification of property, plant and equipment of Telefónica United Kingdom and the telecommunications towers division of Telxius amounting to 3,290 and 766 million euros respectively, to "Non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30). In addition, this section includes the reclassification of property, plant and equipment of Telefónica Móviles El Salvador, amounting to 124 million euros from "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
"First application of IFRS 16 impact" in 2019 included the transfer of the property, plant and equipment originated in finance lease operations amounting to 249 million euros, reclassified to "Rights of use" at the transition date of IFRS
16 (see Notes 2 and 9).
"Transfers and others" in 2019 included the reclassification of property, plant and equipment of Telefónica de Costa Rica amounting to 78 million euros, to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
“Exclusion of companies” in 2019 mainly corresponded to the sales of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá, amounting to 103 and 95 million euros, respectively, and the sale of data center businesses (see Note 2) for a total amount of 227 million euros.
The result of the translation to euros of property, plant and equipment by the companies of the Group in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a) are shown in the column "Translation differences and hyperinflation adjustments".
Telefónica Group companies purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. Additionally, as part of its commercial activities and network deployment, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 26.
The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2020 and 2019 were as follows:

Balance at December 31, 2020
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,735	(5,861)	(45)	2,829
Plant and machinery	85,230	(66,289)	(265)	18,676
Furniture, tools and other items	4,573	(3,938)	(12)	623
PP&E in progress	1,654	—	(13)	1,641
Total PP&E	100,192	(76,088)	(335)	23,769

Balance at December 31, 2019
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	10,588	(6,975)	(10)	3,603
Plant and machinery	101,249	(76,186)	(57)	25,006
Furniture, tools and other items	7,041	(5,788)	(5)	1,248
PP&E in progress	2,381	—	(10)	2,371
Total PP&E	121,259	(88,949)	(82)	32,228

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	47

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 9. Rights of use

The movement of rights of use in 2020 and 2019 is as follows:

2020
Millions of euros	Balance at 12/31/2019	Additions(1)	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation	Balance at 12/31/2020
Rights of use on land and natural properties	1,514	580	(481)	(197)	(581)	(73)	762
Rights of use on buildings	3,793	957	(760)	(121)	(435)	(615)	2,819
Rights of use on plant and machinery	1,434	342	(299)	(51)	(153)	(35)	1,238
Other rights of use	198	37	(62)	(5)	—	(5)	163
Total of rights of use	6,939	1,916	(1,602)	(374)	(1,169)	(728)	4,982
(1) Total additions of rights of use in 2020 amounted to 2,014 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period. Additions of rights of use are detailed in Note 4.

2019
Millions of euros	Balance at 12/31/2018	First application IFRS 16 (Note 2)	Additions(1)	Amortiza-tion	Disposals	Exclusion of companies	Transfers and others	Translation differences and hyperinflation	Balance at 12/31/2019
Rights of use on land and natural properties	—	1,622	334	(385)	(61)	(6)	(3)	13	1,514
Rights of use on buildings	—	4,361	697	(904)	(136)	(109)	(123)	7	3,793
Rights of use on plant and machinery	—	1,676	206	(373)	(70)	(6)	(7)	8	1,434
Other rights of use	—	211	47	(59)	(2)	—	(1)	2	198
Total of rights of use	—	7,870	1,284	(1,721)	(269)	(121)	(134)	30	6,939
(1) Total additions of rights of use in 2019 amounted to 1,292 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period. Additions of rights of use are detailed in Note 4.
"Transfers and others" in 2020 includes the reclassification of rights of use of Telefónica United Kingdom and the divisions of telecommunications towers of Telxius amounting to 645 million euros and 555 million euros, respectively, to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
"Transfers and others" in 2019 included the transfer to "Non-current assets and disposal groups held for sale" of the rights of use of Telefónica de Costa Rica amounting to 127 million euros (see Note 30).
“Exclusion of companies” in 2019 corresponded to the sales of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá amounting to 74 and 47 million euros, respectively.
The result of the translation to euros of rights of use by the companies of the Group in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a) are shown in the column "Translation differences and hyperinflation adjustments".
In 2020, there was an increase in amortization of rights of use amounting to 110 million euros, due to the reduction in the useful lives of certain rights of use of Telefónica México as a result of the transformation of the operating model (see Note 2) announced in November 2019 (13 million euros in 2019).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	48

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The gross cost and accumulated depreciation of the rights of use at December 31, 2020 and 2019 are as follows:

Balance at December 31, 2020
Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	1,326	(564)	762
Rights of use on buildings	4,107	(1,288)	2,819
Rights of use on plant and machinery	1,740	(502)	1,238
Other rights of use	309	(146)	163
Total of rights of use	7,482	(2,500)	4,982

Balance at December 31, 2019
Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	1,890	(376)	1,514
Rights of use on buildings	4,722	(929)	3,793
Rights of use on plant and machinery	1,822	(388)	1,434
Other rights of use	305	(107)	198
Total of rights of use	8,739	(1,800)	6,939

The detail of expenses related to leases included in Supplies and Other expenses (see Note 3.g) of the consolidated income statement for 2020 and 2019 are as follows:

Millions of euros	2020	2019
Short-term leases included in operating results as supplies	47	115
Variable lease payments not included in the measurement of leases liabilities	15	—
Total expenses as supplies	62	115
Short-term leases included in external services	60	108
Leases of low-value assets included in external services	7	13
Variable lease payments not included in the measurement of leases liabilities	22	2
Total expenses as external services (Note 26)	89	123
Total lease expenses	151	238

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	49

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 10. Associates and joint ventures

The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

Millions of euros	12/31/2020	12/31/2019
Investments accounted for by the equity method	427	140
Long-term credits to associates and joint ventures	1	—
Receivables from associates and joint ventures for current operations (Note 14)	25	37
Payables to associates and joint ventures (Note 22)	11	634

Millions of euros	2020	2019	2018
Share of income (loss) of investments accounted for by the equity method	2	13	4
Revenue from operations with associates and joint ventures	268	265	233
Expenses from operations with associates and joint ventures	39	30	14
Financial revenues with associates and joint ventures	—	—	1
Financial expenses with associates and joint ventures	—	1	—

The detail of the movement in investments accounted for by the equity method in 2020 and 2019 was as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2018	68
Income (loss)	13
Dividends	(13)
Transfers and others	72
Balance at 12/31/2019	140
Additions	269
Disposals	(2)
Translation differences and other comprehensive income (loss)	(14)
Income (loss)(*)	1
Dividends	(12)
Transfers and others	45
Balance at 12/31/2020	427
(*) The results, including those of Tesco Mobile Ltd. since its transfer to non-current assets and disposal groups held for sale, amounted to 2 million euros.
In September 2019 Telefónica, S.A. reached an agreement with Prosegur Compañía de Seguridad, S.A. (“Prosegur”) for the acquisition of a 50% stake in Prosegur's alarm business in Spain, with the objective of developing said business through the combination of the complementary capabilities of both companies. On February 28, 2020, after obtaining the relevant regulatory approvals, Telefónica de Contenidos, S.A.U. acquired 50% of the shares in Prosegur Alarmas España, S.L. The price was paid with 49,545,262 shares in Telefónica, with a valuation amounting to 266 million euros at the date of the transaction (see notes 2 and 17).
"Transfers and others" in 2020 includes the initial registration of the joint venture of Telefónica with Allianz to deploy Fiber-to-the-Home (FTTH) in Germany (see note 29.c) and the reclassification of the joint venture of Telefonica United Kingdom Tesco Mobile Ltd. to "Non-current assets and disposal groups held for sale" (see Note 30).
"Transfers and others" line in 2019 mainly included the reclassification of the net book value of Internet para Todos, S.A.C. to Investments accounted for by the equity method (see Appendix I).
The detail of investments accounted for by the equity method is as follow:

Million of euros	12/31/2020	12/31/2019
Prosegur Alarmas España, S.L.	265	—
Internet para Todos S.A.C.	58	72
Others	104	68
Total	427	140

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	50

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The breakdown of the key financial highlights of Prosegur Alarmas España and Internet para Todos for the latest period available at the time of preparation of these consolidated financial statements and the reconciliation with the carrying amount in the Group are as follows:

Million of euros	Prosegur Alarmas España, S.L.	Internet para Todos S.A.C.
Assets	149	117
Liabilities	(128)	(11)
Net assets	21	106
Purchase price allocation
Assets	156	—
Liabilities	(39)	—
Net assets	117	—
% Holding	50%	54.7%
Group’s share in equity	69	58
Goodwill	196	—
Carrying amount in the Telefónica Group	265	58

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	51

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 11. Related parties

Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A. and Blackrock, Inc., with stakes in Telefónica, S.A. of 4.96%, 4.70% and 4.68%, respectively at December 31, 2020.
During 2020 and 2019, the Group carried out no significant transactions with Blackrock, Inc. other than the corresponding dividends paid.
The following is a summary of significant transactions between the Telefónica Group and BBVA and Caixabank companies. All transactions were carried out at market prices:

Millions of euros
2020	BBVA	Caixabank
Finance costs	15	3
Receipt of services	6	15
Purchase of goods	—	60
Other expenses	4	—
Total costs	25	78
Finance income	20	—
Dividends received (1)	7	N/A
Services rendered	21	53
Sale of goods	10	52
Other income	4	—
Total revenues	62	105
Purchase of assets	—	2
Finance arrangements: loans, capital contributions and others (borrower)	318	25
Finance arrangements: loans and capital contributions (lessee)	—	2
Guarantees	148	89
Commitments	—	104
Finance arrangements: loans and capital contributions (lender)	294	273
Dividends paid	125	126
Factoring operations	—	477
(1) At December 31, 2020, Telefónica held a 0.66% stake (0.66% stake at December 31, 2019) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 12).

The nominal value of outstanding derivatives held with BBVA and Caixabank in 2020 amounted to 10,537 million euros and 542 million euros, respectively (14,553 million euros held with BBVA and 557 million euros held with Caixabank in 2019). As explained under Derivatives policy in Note 19, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position is 201 million euros and -11 million euros, respectively at December 31, 2020 (491 million euros and -2 million euros, respectively, at December 31, 2019). Additionally, at December 31, 2020, collateral guarantees on derivatives from BBVA and Caixabank have been received, amounting to 164 million euros and 10 million euros, respectively (276 million euros and 19 million euros respectively at December 31, 2019).

Millions of euros
2019	BBVA	Caixabank
Finance costs	32	7
Receipt of services	8	8
Purchase of goods	—	62
Other expenses	4	—
Total costs	44	77
Finance income	27	—
Dividends received	11	N/A
Services rendered	13	63
Sale of goods	9	49
Other income	1	—
Total revenues	61	112
Purchase of goods	—	4
Finance arrangements: loans and capital contributions (borrower)	568	116
Finance arrangements: loans and capital contributions (lessee)	—	5
Guarantees	169	91
Commitments	—	89
Finance arrangements: loans and capital contributions (lender)	608	675
Dividends	121	108
Factoring operations	904	—

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	52

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Until July 30, 2020, BBVA Bancomer, Institución de Banca Múltiple, Grupo Financiero Bancomer (subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) held a shareholding together with Telefónica Móviles México, S.A. de C.V. (subsidiary of Telefónica, S.A.) in Adquira México, S.A. de C.V. On the said date, July 30, 2020, Telefónica Móviles México, S.A. de C.V. sold to Openpay, S.A. de C.V. (company within BBVA Group) its shareholding in Adquira México, S.A. de C.V.
Similarly, on November 20, 2020, Telefónica Digital España, S.L.U. and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, entered into a joint venture agreement related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and SME in such country.
Other related parties
The most significant balances and transactions with associates and joint ventures are detailed in Note 10.
During 2020 and 2019, the Directors and senior executives performed no transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business. Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 29.g and Appendix II.
Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2020 of 2,654,581 euros (1,969,090 euros in 2019). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases.
Certain Telefónica Group subsidiaries performed transactions in 2020 with Global Dominion Access Group, entity related to Director Mr. José Riberas Mera, related to the Group´s ordinary course of business, mainly in Telefónica de España amounting to 11 million euros (27 million euros in 2019).
On September 25, 2020, Telefónica Digital España, S.L.U. and ASTI Mobile Robotics, S.A., entity related to Director Ms. Verónica Pascual Boé, signed a Framework Agreement, the purpose of which is to establish the commercial, economic and legal conditions that will apply to those operators of the Telefónica Group that may be interested in acquiring Automated Guided Vehicles (AGVs), as well as other complementary services manufactured and marketed by ASTI. During 2020, no commercial transactions have materialised between the parties that have generated economic amounts.
In the year 2015 a "joint venture" with China Unicom was incorporated, for the development of Big Data Services in China, using the "Smart Steps" technology developed by Telefónica. Telefónica's stake at that time in this company was 45% held by Telefónica Digital España, S.L., with China Unicom Big Data Limited Corporation owning the remaining 55% stake. Moreover, in the year 2019 it came to pass the entry of a third shareholder in the “joint venture” by way of a capital increase fully suscribed by Suqian Xindongteng Business Service Co., Ltd, controlled by JD.com (reaching a shareholding of 16.67% of the capital share of the aforementioned "joint venture") with the consequent dilution of the then shareholders (Telefónica now holds 37.5%).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	53

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 12. Financial assets and other non-current assets

The breakdown of financial assets and other non-current assets of the Telefónica Group at December 31, 2020 and December 31, 2019 is as follows:

Millions of euros	12/31/2020	12/31/2019
Non-current financial assets (Note 16)	6,639	6,392
Investments	457	600
Long-term receivables for indirect taxes	187	188
Other long-term credits	252	353
Deposits and guarantees	1,633	1,285
Trade receivables	551	719
Receivables for subleases	15	12
Impairment of trade receivables	(122)	(154)
Derivative financial assets (Note 19)	3,666	3,389
Other non-current assets	631	731
Contractual assets (Note 23)	145	138
Deferred expenses (Note 23)	331	221
Prepayments	155	372
Total	7,270	7,123
Non-current financial assets
The movement in investments, long-term receivables for indirect taxes, other long-term credits, deposits and guarantees, trade receivables, long-term receivables for subleases and impairment of trade receivables in 2020 and 2019, is as follows:

Millions of euros	Invest-ments	Long-term receivables for indirect taxes	Other long-term credits	Deposits and guarantees	Trade receivables	Long-term receivables for subleases	Impairment of trade receivables
Balance at 12/31/18	573	731	319	1,624	488	—	(118)
First application of IFRS 16 impact	—	—	—	—	—	13	—
Acquisitions	29	175	141	70	794	5	(19)
Disposals	(9)	(30)	(85)	(118)	(187)	—	10
Translation differences	—	—	3	(14)	9	—	(3)
Fair value adjustments and financial updates	7	26	(1)	7	8	—	—
Transfers and other	—	(714)	(24)	(284)	(393)	(6)	(24)
Balance at 12/31/19	600	188	353	1,285	719	12	(154)
Acquisitions	10	285	40	52	666	10	(23)
Disposals	(13)	(8)	(24)	(159)	(233)	—	16
Translation differences	(3)	(55)	(22)	(219)	(66)	(1)	24
Fair value adjustments and financial updates	(137)	4	(4)	12	2	—	—
Transfers and other	—	(227)	(91)	662	(537)	(6)	15
Balance at 12/31/20	457	187	252	1,633	551	15	(122)

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	54

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Investments
“Investments” includes the fair value of investments in companies where Telefónica exercises no significant influence or control and for which there is no specific short-term disposal plan (see Note 3.i).
It should be noted, the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounted to 178 million euros (220 million euros at December 31, 2019), representing 0.66% of its share capital at December 31, 2020 (same percentage at December 31, 2019).
At December 31, 2020, Telefónica maintained a 0.59% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 85 million euros (same percentage at December 31, 2019, valued at 152 million euros).
At December 31, 2020, Telefónica maintained a 9.03% stake in the share capital of Promotora de Informaciones, S.A. (Prisa), valued at 57 million euros (same percentage at December 31, 2019 valued at 94 million euros). In 2019, Telefónica subscribed the capital increase of PRISA, acquiring 11.3 million shares, and selling the rest of the preferred subscription rights. The net amount of the transactions was 15 million euros in 2019.
Long-term receivables for indirect taxes
During 2018 two final decisions in favor of Telefónica Brazil were passed, which recognized the right to deduct the state tax on goods and services (ICMS) from the calculation basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security-COFINS (Contribuição para Financiamento da Seguridade Social). These decisions cover the period from September 2003 to June 2017, and the period from July 2004 to June 2013.
Once the values were determined, Telefónica Brazil presented to the tax authorities a refund request for the payments of PIS/COFINS affected by the judicial decision, together with the corresponding default interest. The total amount, recorded as "Long-term receivables for indirect taxes" in 2018, amounted to 6,240 million Brazilian reals (around 1,454 million euros at an average exchange rate of 2018).
In 2018, the impact on the consolidated income statement amounted to 3,386 million Brazilian reals (789 million euros at an average exchange rate of 2018), reducing the "Taxes" item under "Other expenses" (Note 26), and 2,854 million Brazilian reals (665 million euros at an average exchange rate of 2018) under Finance Income (see Note 19).
At December 31, 2019 the credits pending compensation amounted to 2,046 million Brazilian reals (452 million euros at the closing exchange rate for 2019) and it was recorded under current assets (see Note 25).
In 2020, new final decisions in favor of Telefonica Brazil were passed, which covered the periods from November 2001 to
March 2016 and from July 2002 to August 2003. The Company recognized the corresponding credits amounting to 932 million Brazilian reals (160 million euros at an average exchange rate of 2020). The impact on the consolidated income statement amounted to 436 million Brazilian reals (75 million euros), reducing the “Taxes” item under “Other expenses” (see Note 26), and 496 million Brazilian reals (85 million euros) under “Finance income” (see Note 19).
At December 31, 2020 these credits had been totally compensated.
The Company is still engaged in two other lawsuits of the same nature (including the lawsuits of the company Telemig, currently incorporated in Telefónica Brazil). According to the company’s estimates, the contingent assets for these processes, which cover several periods between February 2002 and June 2017, are in a range between 1,768 million Brazilian reals and 1,944 million Brazilian reals (between 277 million euros and 305 million euros at the closing exchange rate of 2020).
Other long-term credits
Likewise, this line item includes long-term financial assets of Telefónica Germany amounting to 69 million euros and 68 million euros at December 31, 2020 and 2019, respectively, that are mainly intended to cover obligations from the defined benefit plan of Telefónica Germany but do not represent "plan assets" in accordance with IAS 19 (see Note 24).
"Transfers and others" in 2020 includes transfer of other long-term credits of Telefónica UK to "Non-current assets and disposal groups held for sale" amounting to 86 million euros (see Note 30).
The vast majority of long-term credits, recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next twelve months.
Deposits and guarantees
Telefónica Brazil has non-current judicial deposits amounting to 434 million euros (see Note 24) at December 31, 2020 (750 million euros at December 31, 2019).
At December 31, 2020, there were deposits related to the collateral guarantees on derivatives (CSA) signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 1,076 million euros of which 716 million euros cross currency swap (403 million euros at December 31, 2019 that included 80 million euros related to cross currency swap).
In addition, 206,919 bonds issued by Telefónica Emisiones, S.A.U. are deposited in a securities account of Telefónica S.A. linked to these collateral contracts as guarantee for a nominal amount of 194 million euros at December 31, 2020 (145,000 bonds for a nominal amount of 129 million euros at

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	55

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
December 31, 2019).
The vast majority of deposits and guarantees recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next 12 months.

Trade receivables
"Transfers and others" in 2020 includes transfer of trade receivables of Telefónica United Kingdom to "Non-current assets and disposal groups held for sale" amounting to 178 million euros (see Note 30).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	56

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 13. Inventories

The detail of inventories of the Telefónica Group at December 31, 2020 and December 31, 2019 are as follows:

Millions of euros	12/31/2020	12/31/2019
Audiovisual rights	1,214	1,189
Mobile terminals and other equipments	507	830
Other inventories	41	33
Inventories impairment provision	(44)	(53)
Inventories	1,718	1,999
"Audiovisual rights" mainly includes the rights to broadcast sport events (see Note 29.c) and rights to broadcast films, television series and documentaries (see Note 3.j).
Inventories of Telefónica United Kingdom are registered in "Non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see Notes 2 and 30).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	57

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 14. Receivables and other current assets

The detail of receivables and other current assets of the Telefónica Group at December 31, 2020 and December 31, 2019 is as follows:

Millions of euros	12/31/2020	12/31/2019
Receivables (Note 16)	6,220	8,752
Trade receivables	8,334	10,969
Impairment of trade receivables	(2,549)	(2,798)
Receivables from associates and joint ventures (Note 10)	25	37
Other receivables	410	544
Other current assets	1,303	2,033
Contractual assets (Note 23)	104	351
Capitalized costs (Note 23)	580	625
Prepayments	619	1,057
Total	7,523	10,785
Receivables and other current assets of Telefónica United Kingdom are registered in "Non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see Notes 2 and 30).
The movement in impairment of trade receivables in 2020 and 2019 is as follows:

Millions of euros
Impairment provision at December 31, 2018	2,657
Allowances	1,022
Inclusion of companies	(30)
Amounts applied	(848)
Translation differences and other	(3)
Impairment provision at December 31, 2019	2,798
Allowances	819
Transfers	(192)
Amounts applied	(501)
Translation differences and other	(375)
Impairment provision at December 31, 2020	2,549
"Transfers" in 2020 includes the reclassification of impairment of trade receivables of Telefónica United Kingdom amounting to 207 million euros to "Non-current assets and disposal groups held for sale" of the statements of financial position (see Notes 2 and 30).
Public-sector net trade receivables at December 31, 2020 and 2019 amounted to 341 million euros and 352 million euros, respectively.
The detail of the age of the accounts receivable balances from customers and their corrections for impairment as of December 31, 2020 and 2019 is as follows:

	12/31/2020
Millions of euros	Trade receivables	Impairment
Unbilled receivables	2,098	(15)
Amount not overdue invoiced	2,538	(117)
Less than 90 days	903	(126)
Between 90 and 180 days	350	(146)
Between 180 and 360 days	474	(326)
More than 360 days	1,971	(1,819)
Total	8,334	(2,549)

	12/31/2019
Millions of euros	Trade receivables	Impairment
Unbilled receivables	2,680	(19)
Amount not overdue invoiced	3,978	(242)
Less than 90 days	1,299	(195)
Between 90 and 180 days	504	(201)
Between 180 and 360 days	602	(440)
More than 360 days	1,906	(1,701)
Total	10,969	(2,798)

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	58

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 15. Other current financial assets

The breakdown of other financial assets of the Telefónica Group at December 31, 2020 and December 31, 2019 is as follows:

Millions of euros	12/31/2020	12/31/2019
Short-term credits	1,078	1,298
Short-term deposits and guarantees	82	98
Short-term derivative financial assets (Note 19)	1,210	1,441
Other current financial assets	125	286
Total	2,495	3,123
Short-term credits at December 31, 2020, this amount included bank deposits with a maturity between three and twelve months formalized by Telefónica, S.A. which amounted to 981 million euros (1,149 million euros at December 31, 2019).
Short-term deposits and guarantees include current judicial deposits amounting to 28 million euros (see Note 24) constituted by Telefónica Brazil (61 million euros at December 31, 2019).
The vast majority of short-term credits and deposits and guarantees recognized at amortized cost and at fair value with changes in "Other comprehensive income" (Note 16) are considered to be low credit risk assets.
Other current financial assets include short-term investments in financial instruments to cover commitments undertaken by the Group’s insurance companies, amounted to 114 million euros at December 31, 2020 (113 million euros at December 31, 2019) and were recorded at fair value. During 2019, Argentina acquired United States treasury bills amounting to 174 million euros at December 31, 2019.
Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	59

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 16. Breakdown of financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2020 is as follows:

December 31, 2020
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	750	—	157	424	2,958	359	3,930	—	2,350	6,639	6,639
Investments	33	—	—	424	—	350	107	—	—	457	457
Credits and other financial assets	9	—	—	—	—	9	—	—	430	439	439
Deposits and guarantees	—	—	—	—	—	—	—	—	1,633	1,633	1,633
Derivative instruments	708	—	—	—	2,958	—	3,666	—	—	3,666	3,666
Trade receivables	—	—	157	—	—	—	157	—	394	551	429
Trade receivables for subleases	—	—	—	—	—	—	—	—	15	15	15
Impairment of trade receivables	—	—	—	—	—	—	—	—	(122)	(122)	—
Current financial assets	524	—	588	—	827	130	1,809	—	12,380	14,319	14,319
Trade receivables (Note 14)	1	—	587	—	—	—	588	—	8,181	8,769	6,220
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,549)	(2,549)	—
Other financial assets (Note 15)	523	—	1	—	827	130	1,221	—	1,144	2,495	2,495
Cash and cash equivalents	—	—	—	—	—	—	—	—	5,604	5,604	5,604
Total	1,274	—	745	424	3,785	489	5,739	—	14,730	20,958	20,958
The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.
The breakdown of financial assets of the Telefónica Group at December 31, 2019 was as follows:

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	60

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

December 31, 2019
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	757	—	104	565	2,676	511	3,591	—	2,290	6,392	6,392
Investments	35	—	—	565	—	496	104	—	—	600	600
Credits and other financial assets	9	—	—	—	—	9	—	—	532	541	541
Deposits and guarantees	—	—	—	—	—	—	—	—	1,285	1,285	1,285
Derivative instruments	713	—	—	—	2,676	6	3,383	—	—	3,389	3,389
Trade receivables	—	—	104	—	—	—	104	—	615	719	565
Trade receivables for subleases	—	—	—	—	—	—	—	—	12	12	12
Impairment of trade receivables	—	—	—	—	—	—	—	—	(154)	(154)	—
Current financial assets	960	—	567	—	1,104	317	2,314	—	15,286	17,917	17,917
Trade receivables (Note 14)	480	—	567	—	—	—	1,047	—	10,503	11,550	8,752
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,798)	(2,798)	—
Other current financial assets (Note 15)	480	—	—	—	1,104	317	1,267	—	1,539	3,123	3,123
Cash and cash equivalents	—	—	—	—	—	—	—	—	6,042	6,042	6,042
Total	1,717	—	671	565	3,780	828	5,905	—	17,576	24,309	24,309

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	61

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Note 17. Equity

a) Share capital and share premium

2020
At December 31, 2020, Telefónica, S.A.´s share capital amounted to 5,526,431,062 euros and is divided into 5,526,431,062 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.
On July 8, 2020, the deed was registered for a paid-up capital increase in the amount of 136,305,986 euros, in which 136,305,986 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,328,437,672 euros.
On December 30, 2020, the capital increased in the amount of 197,993,390 euros, in which 197,993,390 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,526,431,062 euros. On January 5, 2021 the deed was filed in Madrid Companies' Register.
The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).
2019
At December 31, 2019 Telefónica, S.A.´s share capital amounted to 5,192,131,686 euros and consisted of 5,192,131,686 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system.
On May 16, 2019, Telefónica's shares ceased to be listed on the London Stock Exchange, and on July 12, 2019, Telefónica's shares ceased to be listed on the Argentine Stock Exchange.
Authorizations by Shareholders’ Meeting
As regards the authorizations conferred in respect of the share capital, the shareholders acting at the Ordinary General Shareholders’ Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five year from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders’ Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2020, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.
Furthermore, the shareholders acting at the Ordinary General Shareholders’ Meeting of Telefónica, S.A. held on June 12, 2020 delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company’s By-Laws, the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares, which may in all cases be simple, exchangeable and/or convertible and/or grant the holders thereof a share in the earnings of the Company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company and/or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	62

Consolidated Financial Statements 2020 Notes to the consolidated financial statements each issuance shall be taken into account.
Furthermore, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned instruments issued by the Companies belonging to its Group of Companies, within a maximum period of five years as from the date of adoption of the resolution.
Furthermore, on June 8, 2018, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum five-year period from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time.

b) Dividends
Dividends distribution in 2020
Approval was given at the General Shareholders’ Meeting of June 12, 2020 to pay a scrip dividend amounting to approximately 0.40 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount. The distribution of the first tranche, amounting approximately 0.20 euros per share, took place in June of 2020 and the second tranche, amounting approximately 0.20 euros per share, took place in December 2020, after the adoption of the corresponding corporate resolutions.
At its meeting held on June 12, 2020, the Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 36.99% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on July 3, 2020 and had an impact in equity amounting to 371 million euros.
On the other hand, the shareholders of 63.01% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 30, 2020 in the capital increase was 136,305,986 shares with a nominal value of 1 euro each.
The Executive Commission of Telefónica, S.A. Board of Directors meeting of December 4, 2020 agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. The shareholders of 33.12% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on December 30, 2020 and had an impact in equity amounting to 342 million euros.
On the other hand, the shareholders of 66.88% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of ordinary shares with a nominal value of 1 euro issued in the capital increase was 197,993,390 corresponding to 3.72% of the share capital, being 197,993,390 euros the capital increase.
Dividends distribution in 2019
Approval was given at the General Shareholders' Meeting of June 7, 2019, to pay a gross dividend of 0.40 euros for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 euros in cash per share was made on June 20, 2019 amounting to 1,023 million euros and the second payment of a gross amount of 0.20 euros in cash per share was made on December 19, 2019 amounting to 1,023 million euros.
Dividends distribution in 2018
Approval was given at the General Shareholders' Meeting of June 8, 2018 to pay a gross dividend of 0.40 euros for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 euros in cash per share was made on June 15, 2018 amounting to 1,025 million euros and the second payment of a gross amount of 0.20 euros in cash per share was made on December 20, 2018 amounting to 1,026 million euros.
Proposed distribution of results of the parent company
Telefónica, S.A. generated 1,685 million euros of losses in 2020.
The Company’s Board of Directors will submit the following proposed distribution of 2020 profit for approval at the Shareholders’ Meeting:

Millions of euros
Unrestricted reserves	(1,685)
Total	(1,685)

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	63

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

c) Other equity instruments
Undated deeply subordinated securities
Unless specified otherwise, undated deeply subordinated securities were issued by Telefónica Europe, B.V.

The characteristic of undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operations and the amount amortized in advance, are the following (million euros):

Issue date	Annual Fix	Variable	Exercisable by issuer	12/31/2019	Tender Offer	Amount repurchased	Redemption	12/31/2020
02/05/2020	2.502%	from 05/05/27 rate SWAP + spread incremental	2027	—	—	—	—	500
09/24/2019	2.875%	from 09/24/27 rate SWAP + spread incremental	2027	500	—	—	—	500
03/14/2019	4.375%	from 03/14/25 rate SWAP + spread incremental	2025	1,300	—	—	—	1,300
03/22/2018	3%	from 12/04/23 rate SWAP + spread incremental	2023	1,250	—	—	—	1,250
	3.875%	from 09/22/26 rate SWAP + spread incremental	2026	1,000	—	—	—	1,000
12/07/2017	2.625%	from 06/07/23 rate SWAP + spread incremental	2023	1,000	—	—	—	1,000
09/15/2016	3.75%	from 03/15/22 rate SWAP + spread incremental	2022	1,000	—	—	—	1,000
03/30/2015(*)	8.50%	from 03/30/20 rate SWAP + spread incremental	2020	452	—	—	(452)	—
03/31/2014	5%	from 03/31/20 rate SWAP + spread incremental	2020	244			(244)	—
	5.875%	from 03/31/24 rate SWAP + spread incremental	2024	1,000	—	—	—	1,000
11/26/2013(**)	6.75%	from 11/26/20 rate SWAP + spread incremental	2020	205	205	(153)	(52)	—
09/18/2013	7.625%	from 09/18/21 rate SWAP + spread incremental	2021	292	292	(232)	(60)	—
				8,243				7,550
(*) Issued by Colombia Telecomunicaciones, S.A. ESP (500 million U.S. dollars).
(**) Security Issued in pounds sterling for a live nominal amount of 172 million pounds sterling.
In all issuances of undated deeply subordinated securities (hybrids instruments), the issuer has an option to defer the payment of coupons and holders of such securities cannot call for payment.
As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these undated deeply subordinated securities are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.
In February 2020, Telefónica Europe, B.V. announced several transactions on its hybrid capital: (a) a new issue amounting to 500 million euros, guaranteed by Telefónica, S.A. The net proceeds of the new issue were allocated towards eligible green investments, mainly energy efficiency in the network transformation from copper to fiber optic in Spain and also self-generation of renewable energy. The settlement took place on February 5, 2020; (b) a tender offer on two hybrid instruments, one denominated in pounds sterling and one in euros, with first call dates in November 2020 and September 2021, respectively. Telefónica Europe, B.V. accepted the purchase in cash of any and all of the tendered securities in an aggregate principal amount of 128 million pounds sterling and 232 million euros, respectively. The tender offer settled on February 6, 2020; (c) following the settlement of the offer and subsequent cancellation of the repurchased securities, announced on February 11, 2020 the exercise of the early redemption option with respect to both instruments, according to their respective terms and conditions, for the remaining outstanding securities (112 million euros equivalent); and (d) on February 13, 2020 announced the exercise of the redemption option with respect to the 244 million euros outstanding securities issued in March 2014.
On March 30, 2020, Colombia Telecomunicaciones, S.A. ESP exercised of the redemption option with respect to the 500 million U.S. dollars outstanding securities issued in March 2015.
In 2020, the payment of the coupons related to hybrids instruments, in an aggregate amount, net of tax effects, of 335 million euros (256 million and 392 million euros in 2019 and 2018, respectively), was recorded as “Retained earnings” in the consolidated statements of changes in equity. In 2020 and 2019, the coupons related to the undated deeply subordinated securities was impacted by the premium of the tender offer in each of these periods amounting to 27 million euros and 28 million euros, respectively.
d) Legal reserve
According to the consolidated text of the Spanish Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2019, this reserve was fully constituted and amounted to 1,038 million euros. As of December 31, 2020 the legal reserve amounts to 1,038 million euros representing 18.79% of the share capital at the date).
e) Retained earnings
These reserves include undistributed profits of companies constituting the consolidated Group minus interim dividends paid against profit for the year, actuarial gains and losses, the impact of the asset ceiling on defined benefit plans and the payment of coupons related to subordinated securities, if applicable.
These reserves also include revaluation reserves and the reserve for canceled share capital. These reserves are regulated by some restrictions for their distribution.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	64

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Revaluation reserves
The balance of Revaluation reserves arose as a result of the revaluation made pursuant to Spanish Royal Decree-Law 7/1996 of June 7, and may be used, free of tax, to offset any losses incurred in the future and to increase capital. It may also be allocated to unrestricted reserves, provided that the capital gain has been realized.
The capital gain will be deemed to have been realized in respect of the portion on which the depreciation was recorded for accounting purposes or when the revalued assets were transferred or recognized. In this respect, 5 million euros were reclassified to “Retained earnings” in 2020 (5 million euros in 2019) corresponding to revaluation reserves subsequently considered to be unrestricted. At December 31, 2020, this reserve amounted to 62 million euros (67 million euros at December 31, 2019).
Reserve for canceled share capital
In accordance with Section 335.c) of the Spanish Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital, it should record a reserve for canceled share capital for an amount equal to the par value of the canceled shares, which can only be used upon satisfaction of the same requirements as those applicable to the reduction of share capital. In 2020 and 2019, no amount was recorded in this account. The cumulative amount is 731 million euros.
f) Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at December 31 is as follows:

Millions of euros	2020	2019	2018
Brazilian real	(15,365)	(10,910)	(10,603)
Pound sterling	(3,344)	(2,868)	(3,266)
Venezuelan bolivar	(3,754)	(3,728)	(3,516)
Argentine peso	(2,178)	(1,936)	(1,890)
Other currencies	(1,339)	(810)	(882)
Total Group	(25,980)	(20,252)	(20,157)
The translation differences of 2019 and 2018 were changed, with a counterparty in retained earnings, to reflect the accounting policy change indicated in Note 2.
g) Adjustment on initial application of IFRS 16, IFRS 15 and IFRS 9
The initial application of IFRS 16 Leases (see Note 2) effective as of January 1, 2019, had a net impact on total equity in 2019 amounting to 16 million euros, 11 million euros attributable to equity holders and 5 million euros attributable to minority interests.

The initial application of IFRS 9 Financial instruments and IFRS 15 Revenue from contracts with customers, effective as of January 1, 2018, had a net impact on total equity amounting to -165 million euros and 743 million euros, respectively in 2018, with the following detail:

Millions of euros	IFRS 9	IFRS 15	Total
Gross impact on equity	(221)	1,006	785
Tax effect	56	(263)	(207)
Impact on equity	(165)	743	578
Attributable to equity holders	(142)	654	512
Attributable to non-controlling interest	(23)	89	66
The amount reclassified to other comprehensive income from retained earnings, related to impairment losses of previous years, was included in the adjustment on initial application.

h) Treasury share instruments
Telefónica, S.A. held the following treasury shares at December 31, 2020, 2019 and 2018:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value(*)%
Treasury shares at 12/31/20	98,231,380	4.84	3.25	319	1.77748%
Treasury shares at 12/31/19	77,562,635	9.88	6.23	483	1.49385%
Treasury shares at 12/31/18	65,496,120	10.48	7.34	481	1.26145%
(*) Millions of euros.
The following transactions involving treasury shares were carried out in 2020, 2019 and 2018:

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Number of shares
Treasury shares at 12/31/17	65,687,859
Acquisitions	—
Employee share option plan	(191,739)
Treasury shares at 12/31/18	65,496,120
Acquisitions	14,033,446
Employee share option plan	(1,966,931)
Treasury shares at 12/31/19	77,562,635
Acquisitions	68,640,303
Scrip dividend	6,252,817
Employee share option plan	(3,118,898)
Other movements	(51,105,477)
Treasury shares at 12/31/20	98,231,380
There were treasury shares purchases in 2020 amounting to 234 million euros (99 million euros in 2019). There were no treasury shares purchases in 2018.
On February 28, 2020, Telefónica de Contenidos, S.A.U. acquired 50% of the capital stock of Prosegur Alarmas, S.L. with an in-kind delivery of 49,545,262 Telefónica shares, previously acquired to the Company, equivalent to 266 million euros as of the quotation on the delivery date included in "other movements" (see Note 2).
On September 30, 2018, the second cycle of the Telefónica, S.A. long-term incentive plans called "Talent for the Future Share Plan (TFSP)" ended, which did not entail the delivery of any shares (see Note 27).
The Company maintains derivative financial instruments subject to net settlement on a notional equivalent of 176 million of Telefónica shares at December 31, 2020 (48 million shares at December 31, 2019), recognized under “Current financial liabilities” in the consolidated statement of financial position in both years.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	66

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

i) Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represe
nts the share of non-controlling interests in the equity a

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	67

Consolidated Financial Statements 2020 Notes to the consolidated financial statements nd income or loss for the year of fully consolidated Group c ompanies. The movements in this balance for the 2020, 2019 a

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	68

Consolidated Financial Statements 2020 Notes to the consolidated financial statements nd 2018 consolidated statements of
financial position are as follows:

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	69

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Millions of euros	Balance at 12/31/19	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/20
Telefônica Brasil, S.A.	4,442	(2)	—	(272)	217	(1,296)	17	3,106
Telefónica Deutschland Holding, A.G.	2,544	—	—	(156)	(30)	—	(12)	2,346
Colombia Telecomunicaciones, S.A., ESP	526	—	—	—	11	(62)	(67)	408
Telefónica Centroamericana Inversiones, S.L.	106	—	—	(39)	(8)	(5)	1	55
Telxius Telecom, S.A.	681	323	—	(44)	187	(69)	11	1,089
Other	33	—	(3)	(5)	(2)	(3)	1	21
Total	8,332	321	(3)	(516)	375	(1,435)	(49)	7,025

Millions of euros	Balance at 12/31/18	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/19
Telefônica Brasil, S.A.	4,604	(3)	—	(374)	307	(85)	(7)	4,442
Telefónica Deutschland Holding, A.G.	2,873	—	—	(247)	(75)	—	(7)	2,544
Colombia Telecomunicaciones, S.A., ESP	523	(1)	—	—	11	4	(11)	526
Telefónica Centroamericana Inversiones, S.L.	316	—	(414)	—	196	7	1	106
Telxius Telecom, S.A.	677	—	—	(87)	86	7	(2)	681
Other	40	—	—	(2)	(3)	—	(2)	33
Total	9,033	(4)	(414)	(710)	522	(67)	(28)	8,332

Millions of euros	Balance at 12/31/17	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/18
Telefônica Brasil, S.A.	5,018	—	—	(406)	556	(550)	(14)	4,604
Telefónica Deutschland Holding, A.G.	3,114	—	—	(238)	(88)	—	85	2,873
Colombia Telecomunicaciones, S.A., ESP	523	—	—	—	41	(19)	(22)	523
Telefónica Centroamericana Inversiones, S.L.	307	—	—	(28)	30	7	—	316
Telxius Telecom, S.A.	694	139	—	(231)	80	5	(10)	677
Other	42	—	1	(3)	—	(1)	1	40
Total	9,698	139	1	(906)	619	(558)	40	9,033
In 2020, "Sales of non-controlling interests and inclusion of companies" reflects the capital increase of Telxius amounting to 645 million euros, of which 323 million euros correspond to non-controlling interest. The profit for the year attributed to Telxius Group in 2020 includes the effect of the recognition of deferred tax assets for temporary differences of Telxius Towers Germany amounting to 184 million euros (see Note 25).
In 2019, "Acquisitions of non-controlling interests and exclusion of companies" reflects the effect of the sale of Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá, amounting to 114, 112 and 188 million euros, respectively (see Note 2). Telefónica Centroamericana Inversiones, S.L.'s "Profit/(loss) for the year" has been affected by the capital gain attributable to minorities related to such sales.
In 2018, “Sales of non-controlling interests and inclusion of companies” reflected the effect of the sale of 16.65% of the total share capital of Pontel to a subsidiary of the Pontegadea Group amounting to 378.8 million euros. This participation is equivalent to an indirect participation of 9.99% in the share capital of Telxius (see Note 5).
Note 4 con

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	70

Consolidated Financial Statements 2020 Notes to the consolidated financial statements tains the revenues, OIBDA, Operating income, capital expendi ture and the main items of the statement of financial positi

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	71

Consolidated Financial Statements 2020 Notes to the consolidated financial statements on for the main segments of the Telefónica Group with non-co ntrolling interests, namely Telefónica Brazil, Telefónica Ge

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	72

Consolidated Financial Statements 2020 Notes to the consolidated financial statements rmany and Telxius Group. The detail of these figur
es for Colombia Telecomunicaciones is as follows:

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	73

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Millions of euros
Colombia Telecomunicaciones	2020	2019	2018
Revenues	1,249	1,410	1,468
OIBDA	438	558	556
Depreciation and amortization	(325)	(386)	(385)
Operating income	113	172	171
Capital Expenditure	156	309	192
Fixed Assets	1,530	1,904	1,950
Total allocated assets	2,864	3,296	3,073
Total allocated liabilities	2,049	1,825	1,615

The statements of cash flows of these companies are as follows:

Millions of euros
Telefónica Brazil	2020	2019	2018
Net cash flow provided by operating activities	3,517	4,231	3,599
Net cash flow used in investing activities	(1,238)	(1,900)	(2,012)
Net cash flow used in financing activities	(1,817)	(2,230)	(1,660)
	462	101	(73)

Millions of euros
Telefónica Germany	2020	2019	2018
Net cash flow provided by operating activities	2,386	2,249	1,898
Net cash flow used in investing activities	(459)	(1,194)	(1,137)
Net cash flow used in financing activities	(1,342)	(997)	(569)
	585	58	192

Millions of euros
Colombia Telecomunicaciones	2020	2019	2018
Net cash flow provided by operating activities	276	237	344
Net cash flow provided by (used in) investing activities	(189)	15	(167)
Net cash flow provided by (used in) financing activities	(42)	(169)	(229)
	45	83	(52)

Millions of euros
Telxius	2020	2019	2018
Net cash flow provided by operating activities	528	463	341
Net cash flow provided by (used in) investing activities	(1,141)	(199)	(175)
Net cash flow provided by (used in) financing activities	575	(251)	(239)
	(38)	13	(73)

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	74

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Note 18. Financial liabilities

The breakdown of financial liabilities at December 31,
2020 and the corresponding maturities schedule is as

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	75

Consolidated Financial Statements 2020 Notes to the consolidated financial statements foll
ows:

Millions of euros
	Current	Non-current
Maturity	2021	2022	2023	2024	2025	Subse-quent years	Non-current total	Total
Debentures and bonds	4,832	3,683	2,301	1,138	3,075	23,720	33,917	38,749
Promissory notes & commercial paper	1,551	—	140	263	319	—	722	2,273
Total Issues	6,383	3,683	2,441	1,401	3,394	23,720	34,639	41,022
Loans and other payables	1,045	216	755	436	967	1,116	3,490	4,535
Derivative instruments (Note 19)	695	344	136	155	74	3,459	4,168	4,863
Total	8,123	4,243	3,332	1,992	4,435	28,295	42,297	50,420
The estimate of future payments for interest on these financial liabilities at December 31, 2020 is as follows: 1,245 million euros in 2021, 1,134 million euros in 2022, 1,017 million euros in 2023, 926 million euros in 2024, 874 million euros in 2025 and 8,365 million euros in years after 2025. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2020.
Derivative instruments in the table above include the fair value of derivatives classified as financial liabilities, i.e. when they have a negative mark-to-market, yet excluding the fair value of derivatives classified as current financial assets (1,210 million euros, see Note 15) and non-current financial assets (3,666 million euros, see Note 12).
In 2019 and 2020, the Group entered into agreements to
extend payment terms with various suppliers, and with factoring companies when such payments are discounted. When the new extended payment terms exceed customary payment terms in the industry, trade liabilities are reclassified to other financial liabilities and the deferred payments made are recognized in net cash flows used in financing activities (see Note 28). At December 31, 2020, the corresponding amount pending payment, recognized in “Loans and other payables” line, was 59 million euros (220 million euros at December 31, 2019).
The deferred payments made in relation to this item during the year amounted to 235 million euros (380 million euros in 2019).
The composition of these financial liabilities by category at December 31, 2020 and 2019 is as follows:

December 31, 2020
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	41,022	41,022	46,624
Loans and other payables	—	—	—	—	—	—	4,535	4,535	4,595
Derivative instruments	1,208	—	3,655	4	4,859	—	—	4,863	4,863
Total financial liabilities	1,208	—	3,655	4	4,859	—	45,557	50,420	56,082

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	76

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

December 31, 2019
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	44,994	44,994	49,474
Loans and other payables	—	—	—	—	—	—	4,488	4,488	4,511
Derivative instruments	961	—	1,921	59	2,823	—	—	2,882	2,882
Total financial liabilities	961	—	1,921	59	2,823	—	49,482	52,364	56,867
The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate of the credit spread curve for each currency and corresponding subsidiary using the prices of the Group’s bonds and credit derivatives.
At December 31, 2020, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Peru and El Salvador), which amounted to approximately 1% of the Telefónica Group’s gross debt, was subject to compliance with certain financial covenants. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at Telefónica, S.A. level.
Some of the financial liabilities of Telefónica Group includes adjustments in the amortized cost at December 31, 2020 and 2019 as a result of fair value interest rate and exchange rate hedges.
Issues, promissory no
tes, commercial paper, loans and oth

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	77

Consolidated Financial Statements 2020 Notes to the consolidated financial statements er payables
The movement in issues, promissory notes, com
mercial paper, loans and other payables in 2020 and 2019 ari

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	78

Consolidated Financial Statements 2020 Notes to the consolidated financial statements sing from financial act
ivities is as follows:

		Cash used in financing activities
Millions of euros	Balance at 12/31/2019	Cash received	Cash paid	Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2020
Issues	42,636	4,011	(6,728)	(1,501)	344	(13)	38,749
Promissory notes and commercial paper	2,358	276	(343)	(16)	—	(2)	2,273
Loans and other payables	4,488	3,121	(2,605)	(290)	23	(202)	4,535

			Cash used in financing activities
Millions of euros	Balance at 12/31/2018	First application of IFRS 16	Cash received	Cash paid	Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2019
Issues	41,176	—	4,186	(3,653)	427	494	6	42,636
Promissory notes and commercial paper	2,454	—	412	(512)	1	1	2	2,358
Loans and other payables	8,555	(151)	1,138	(6,076)	55	25	942	4,488

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	79

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Debentures and bonds
At December 31, 2020, the nominal amount of outstanding debentures and bonds issues was 36,502 million euros (40,668 million euros at December 31, 2019). Appendix III presents the characteristics of all outstanding debentures and bond issues at the year-end 2020, and the significant issues made during the year.
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U., all of which are directly or indirectly fully owned subsidiaries of Telefónica, S.A.
Promissory notes and commercial paper
The main programs for issuance of promissory notes and commercial paper are the following:

•At December 31, 2020, Telefónica Europe, B.V. had a commercial paper issuance program guaranteed by Telefónica, S.A. for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2020 was 1,248 million euros, issued at an average interest rate of -0.28% for 2020 (1,390 million euros issued in 2019 at an average rate of -0.28%).

•At December 31, 2020, Telefónica, S.A. had a corporate promissory note program for 2,000 million euros, with an outstanding balance at December 31, 2020 of 269 million euros (75 million euros in 2019).
Interest-bearing debt
The average interest rate on outs

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	80

Consolidated Financial Statements 2020 Notes to the consolidated financial statements tanding loans and other payables at December 31, 2020 was 1.
29% (1.52% in 2019). This percentage does not include the im

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	81

Consolidated Financial Statements 2020 Notes to the consolidated financial statements pact of hedges arranged by the Group.
The main financing tra
nsactions included under “Interest-bearing debt” line outsta

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	82

Consolidated Financial Statements 2020 Notes to the consolidated financial statements nding at December 31, 2020 and 2019 and their nominal amount
s are provided in Appendix V.
Interest-bearing debt arranged

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	83

Consolidated Financial Statements 2020 Notes to the consolidated financial statements or repaid in 2020 mainly
includes the following:

Description	Limit 12/31/2020 (million euros)	Currency	Outstanding balance 12/31/2020 (million euros)	Arrangement date	Maturity date	Drawndown 2020 (million euros)	Repayment 2020 (million euros)
Telefónica, S.A.
Bilateral Credit (1)	135	EUR	—	05/14/2019	05/14/2024	—	—
Bilateral loan	—	EUR	150	11/08/2019	03/12/2030	150	—
Bilateral loan	—	EUR	200	12/04/2019	05/06/2027	200	—
Bilateral loan (2)	200	EUR	—	12/18/2020	06/18/2024	—	—
Colombia Telecomunicaciones, S.A. E.S.P.
Bilateral loan	—	USD	175	02/25/2020	03/24/2025	175	—
Syndicated loan (3)	—	USD	204	03/18/2020	03/18/2025	261	(61)
Telefónica Germany GmbH & Co. OHG
EIB Financing (Tranche 2)	150	EUR	—	01/14/2020	07/14/2029	—	—
T. Móviles Chile, S.A.
Bilateral loan (4)	—	USD	114	04/17/2020	09/29/2023	114	—
T. UK Limited
Syndicated loan (5)	—	GBP	—	05/07/2020	09/29/2020	—	—
(1)(1) On February 18, 2020, there was a decrease in the limit of the bilateral credit from 300 million euros to 135 million euros.
(2) The bilateral loan has two annual extension options.
(2)(3)On July 17, 2020, there was an early repayment for USD 70 million, therefore the outstanding amount was from USD 320 million to USD 250 million.
(3)(4) On September 30, 2020, there was an extension of the maturity for the
USD 140 million bilateral loan up to 2023
(4)(5) On September 29, 2020, there was an early repayment of the syndicated loan. The original maturity of the loan was 2021 with two six months extension options at T. UK Limited request with a maturity up to 2022.

At De
cembe

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r 31, 2020, the Telefónica Group presented availabilities of financing from different sources that amounted to approxima

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tely 13,354 million euros (13,679 million euros at December
31, 2019), of which 12,466 million euros will mature in more

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than twelve months.
Loans by currency
The breakdown of “L
oans and other payables” line by currency at December 31, 20

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20 and 2019, and the equivalent value of fore
ign-currency loans in euros, is as follows:

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	Outstanding balance (in millions)
	Local Currency		Euros
Currency	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Euro	2,557	2,484	2,557	2,484
U.S. dollar	1,707	1,522	1,391	1,355
Brazilian real	376	1,527	59	337
Colombian peso	899,695	166,616	214	45
Pounds sterling	100	100	111	117
Peruvian nuevo sol	14	54	3	14
Other currencies			200	136
Total Group			4,535	4,488

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Note 19. Derivative financial instruments and risk management policies

The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.
The main market risks affecting the Group companies are as follows:
•Exchange rate risk: arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt ,and (iii) for those trade receivables or payables in foreign currency related to the company with the transaction registered.
•Interest rate risk: arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.
•Share price risk: arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from changes in the value of equity derivatives.
•Liquidity risk: arises due to a mismatch between financing needs (including operating and financial expenses, investment, debt redemptions and dividend commitments) and sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.
•Country risk: refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the Parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.
•Credit risk: appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to:
(i) solvency issues, or (ii) no intention to pay.
Risk management
The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates, share prices and commodities) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group’s solvency, facilitate financial planning and take advantage of investment opportunities.
The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net financial debt plus commitments as calculated by the Group. The Telefónica Group believes that these parameters are more appropriate to understand its debt position. Net financial debt and net financial debt plus commitments take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net financial debt nor net financial debt plus commitments as calculated by the Telefónica Group should be considered as a substitute for gross financial debt (the sum of current and non-current interest-bearing debt).
For a more detailed description on reconciliation of net financial debt and net financial debt plus commitments to gross financial debt, see Note 2.
Exchange rate risk
The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the OIBDA generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group's solvency. The degree of exchange rate hedging varies depending on the type of investment and may easily and actively be adjusted. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimated prices of the transactions or on estimated cash flows and OIBDA.

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At December 31, 2020, the net financial debt in Latin American currencies was equivalent to approximately 4,884 million euros (4,077 million euros in 2019). However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the OIBDA generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.
Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2020, the Telefónica Group’s net financial debt denominated in dollars to hedge that component was equivalent to 202 million euros of asset position (244 million euros of liability position in 2019).
At December 31, 2020, net financial debt in pounds sterling was equivalent to 8,371 million euros (3,938 million euros at December 31, 2019). The objective of maintaining debt in pounds sterling at a level of around 2 times the ratio OIBDA over Net Financial Debt has been modified in 2020, as a result of the hedging operations of the funds that are expected to be received from the transaction with Liberty Global for the creation of a joint venture in the United Kingdom (see Note 2), and the uncertainty due to the development of Brexit in the British economy.
The Telefónica Group also manages exchange rate risk by seeking to reduce the negative impact of any exchange rate exposure on the income statement, as a result of transactions recognized on the statement of financial position sheet and highly probable transactions, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.
The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others, as follows: issues in currencies other than the functional currency of the Group company, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.
In 2020, net negative foreign exchange results (excluding monetary correction) amounted to 26 million euros (413 million euros in 2019), mainly due to the conversion of the Venezuelan bolivar soberano from 68,448 to 2,094,405 per US dollar (see Note 2), that resulted in exchange losses of 139 million euros (426 million euros in 2019), offset by the positive results of operations in brazilean real and sterling pounds that were used as a hedge of cash flow generation in these currencies.
The following table illustrates the sensitivity of foreign currency gains and sensitivity losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2020 was considered constant during 2021; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, breakdown of which is considered constant in 2021 and identical to that existing at the end of 2020. In both cases, Latin American currencies are assumed to change their value against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	(55)	(711)
USD vs EUR	10%	(23)	(101)
Other currencies vs EUR	10%	(44)	(373)
Latin American currencies vs USD	10%	12	(237)
All currencies vs EUR	(10%)	55	711
USD vs EUR	(10%)	23	101
Other currencies vs EUR	(10%)	44	373
Latin American currencies vs USD	(10%)	(12)	237
The Group’s monetary position in Venezuela at December 31, 2020 is a net debt position of 109,774,609 million Venezuelan bolivars equivalent to 43 million euros (7,122,859 million Venezuelan bolivars equivalent to 93 million euros at December 31, 2019). The net monetary position exposure in 2020 has been a debtor position, which led to a higher financial income of 165 million euros due to the effect of the monetary correction for inflation during the

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year (492 million euros in 2019).
Interest rate risk
The main objective of the interest rate risk management policy is to bring the Company's financing costs in line with the budget for financial expenses for the current year, as well as the current strategic plan. In accordance with this objective, Telefónica decided to actively adjust the exposure of its debt to interest rates, i.e., the amount of debt that would accrue interest at fixed rates and variable rates.
In order to meet this target, Telefónica mainly carried out the following:
    a) The interest rate of borrowings tied to a variable interest rate was set.
    b) Interest rate fluctuations of debt tied to a variable interest rate were reduced.
    c) Fixed rate debt instruments were converted into variable market rate debt instruments.
These transactions may be carried out against an existing underlying asset or those that are highly likely to take place in the future (for example, a highly probable future issue of debt).
The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2020 the Euribor, the Brazilian SELIC, the dollar Libor, the pound sterling Libor and the Mexican UDI (inflation) were the short-term rates that accounted for most of the exposure. In nominal terms, at December 31, 2020, 75.2% of Telefónica’s net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year, compared to 74.6% in 2019. Of the remaining 24.8% (net debt at floating rates or at fixed rates maturing within one year), 1.2 percentage points had interest rates bounded in a period over one year, versus 1.1 percentage points of net debt at floating rates or with fixed rates maturing within one year at December 31, 2019.
In addition, early retirement and Individual Suspension Plan liabilities (see Note 24) were discounted to present value over the year, based on the curve for instruments with very high credit quality. The decrease in interest rates during the year has led to an increase in the market value of these liabilities. However, this increase was nearly completely offset by the increase in the market value of the hedges on these positions.
Net financial results amounted to 1,558 million euros in 2020, 274 million lower than the previous year, mainly as a result of the reduction of the debt in European currencies, as well as its cost.
To illustrate the sensitivity of the Company's net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2020, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.
To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2020, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(100)	(858)
-100bp	97	858

Share price risk
The Telefónica Group is exposed to changes in the value of equity investments, of derivatives associated with such investments, of convertible or exchangeable instruments issued by Telefónica Group, of share-based payments plans, of treasury shares and of equity derivatives over treasury shares.
According to the share-based payments plans (see Note 27), the shares to be delivered to employees under such plan may be either Telefónica S.A. treasury shares, acquired by itself or any of its Group companies; or newly issued shares. The possibility of delivering shares to beneficiaries of the plans in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.
In 2018, the General Shareholder’s Meeting approved a Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. Each of the cycles commenced, respectively, in January 2018, 2019 and 2020 (see Note 27). Additionally, the 2018 Shareholder’s Meeting approved a Global Employee Incentive Share Purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group, which has been implemented during 2019 and 2020 and, predictably, shares will be delivered to its participants in 2021.
To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that

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hedge the risk profile of some of these plans.
In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2020 to cover shares deliverable under the outstanding Plans. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.
Liquidity risk
The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:
1.The Telefónica Group’s average maturity of net financial debt is intended to stay above six years or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt, a portion of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.
2.The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.
At December 31, 2020, the average maturity of net financial debt (35,228 million euros) was 10.79 years (including undrawn committed credit facilities).
At December 31, 2020, financial liabilities (Note 18) and leases debt (Note 20) scheduled to mature in 2021 amounted to 8,123 and 1,255 million euros, respectively. These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2021, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of 12,466 million euros at December 31, 2020), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next two years. For a further description of the Telefónica Group’s liquidity and capital resources in 2020, see Note 18 and Appendix V.
Country risk
The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):
1.Partly matching assets to liabilities (those not guaranteed by the Parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and
2.Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Regarding the first point, at December 31, 2020, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the Parent company of 1,273 million euros, which represents 3.6% of net financial debt of the Group. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).
Regarding the net repatriation of funds to Spain, 966 million euros from Latin America companies have been received in 2020, of which 746 million euros was in the form of dividends.
Credit risk
The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A-” or in case of Spanish entities in line with the credit rating of the Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.
Net CVA (CVA+DVA) or Credit Valuation Adjustment is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default. In order to calculate these variables standard market practices are used.
At the same time, and in order to address the credit risk, Telefónica considers the use of CDS, novations, derivatives with break clauses and signing CSA's under certain conditions.
For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.
Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity,

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solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating) and the instruments in which the surpluses may be invested (money-market instruments).
The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.
Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques, adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.
This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.
The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets and the guarantees given by the Telefónica Group.
Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2020, these guarantees amounted to approximately 5,080 million euros (5,774 million euros at December 31, 2019).
Capital management
Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the Telefónica’s capital structure, with the aim of maintaining the solvency and creating value to the shareholders.
The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. In addition, Telefónica also uses as reference net financial debt (excluding items of a non-recurring or exceptional nature) that allows for a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.
These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flows generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.
Interest rate benchmark reform and associated risks
A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). The Group has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives, thus the Group anticipates that IBOR reform will impact its Risk Management Areas.
The Group is exposed to the following interest rate benchmarks within its hedge accounting relationships, which are subject to interest rate reform: Libor USD, Libor GBP and Libor CHF. Regarding to the Euribor, and according to the European Union Benchmarks Regulation, the Group expects that it will continue to exist as a benchmark rate for the foreseeable future.
The Group applies the amendments to IFRS 9 to those hedging relationships directly affected by IBOR reform, and therefore it assumes that the benchmark interest rate is not altered as a result of it. The detail of notional amounts of the hedging instruments in hedging relationships which are subject to the reform as of December 31, 2020 is as follows:

Interest rate index/Tenor	Gross notional in original currency (in millions)
USD Libor 3M	39,048
GBP Libor 3M	2,200
CHF Libor 3M	300
USD Libor 1M	150
USD Libor 6M	140

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The Corporate Finance department leads a working team to manage the transition in the Group. It closely monitors the market and the outputs from the industry, including announcements by the IBOR regulators on the discontinuation dates of current IBORs, which have recently undergone changes.
Another relevant aspect of the reform is the need to incorporate adequate fallbacks in contracts. There are groups in the industry working on fallback language for different instruments and different IBORs. In October 2020, ISDA published an IBOR fallback supplement to amend the 2006 ISDA definitions and an IBOR fallback protocol to facilitate multilateral amendments to include the amended floating-rate options in derivative transactions that were entered into before the date of the supplement. The Group is in the process of analysing whether to adhere to the Protocol or negotiate Bilateral Agreements with each counterparty.
The Group will continue to apply the amendments to IFRS 9 until the uncertainty from the interest rate benchmark reforms with respect to the timing and amount of the underlying cash flows that the Group is exposed to, ends.
Derivatives policy
At December 31, 2020, the nominal value of outstanding derivatives with external counterparties amounted to 109,267 million euros equivalent, a 15% decrease from December 31, 2019 (128,654 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement) The high volume is also due to the fact that when a derivative transaction is canceled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.
The main principles in the management of derivatives are detailed below:
1) Derivatives based on a clearly identified hedged items.
Telefónica’s derivatives policy emphasizes the following points:
•Acceptable underlyings include assets and liabilities, profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (PP&E purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intra-group transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.
•Economic hedges are hedges that have a designated underlying asset and that, under certain circumstances, may offset the changes in the value of the underlying asset. These economic hedges may not always meet the requirements to be treated as hedges for accounting purposes. The decision to arrange these hedges if they do not meet certain requirements will depend on the marginal impact on the income statement and, therefore, on how far this may compromise the goal of having a stable income statement. In any case, the changes are recognized in the income statement.
2) Matching of the hedged item to one side of the derivative.
This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.
In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.
3) Matching the company contracting the derivative and the company that owns the hedged item.
Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Latinoamérica Holding, S.L.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).
4) Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.
Telefónica uses several tools to evaluate and manage the risk involved in derivatives and debt. These tools most notably include the Kondor+ system, licensed by Reuters, and the Calypso system, both extensively used among various financial institutions, as well as the specialized

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libraries in the MBRM financial calculation, both of which are widespread throughout the market and have shown proven reliability. In order to perform these calculations, customary market techniques are used when configuring the calculation methods, and information from money market curves is used on a daily basis as market inputs (swaps, depos, FRA, etc.) for interest rates, official fixings for exchange rates and the interest rates and volatility matrices for interest and exchange rates that are listed in the multi-contributor systems, Reuters and Bloomberg. For those yield curves that are less liquid or whose prices published in Reuters and Bloomberg are considered not to adequately reflect the market situation, these curves will be requested from relevant banks in these markets.
5) Sale of options only when there is an underlying exposure.
Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option. This exposure does not have to be treated as a purchased option, but rather it can be another type of hedged item (in these cases, hedge accounting does not apply since this hedging instrument does not meet the criteria required by accounting standards to treat the sale of options as hedging instruments), or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.
For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, the Group would swap part of its debt from floating rate to a lower fixed rate, having received a premium.
6) Hedge accounting.
The main risks that may qualify for hedge accounting are as follows:
•Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.
•Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency.
•Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Equity instruments”.
•Variations in the price of commodities related to contracts that the Group has with third parties.
Regarding the underlying:
•Hedges can cover all or part of the value of the underlying.
•The risk to be hedged can be for the whole period of the transaction or for only part of the period.
•The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.
The main coverage instruments used are:
•Forwards / NDF: they are used mainly for exchange rate hedges related to commercial positions in foreign currency. They can also be used to hedge financing in foreign currency and net investment hedge in foreign currency.
•Exchange Rate Options: in some cases, this type of instruments can be used linked to future CapEx and OpEx operations and investments and divestments in foreign currency.
•Spots: for purchases and sales of currencies that are made same day value or two days’ value. Generally used for operational needs or for divestments of operations in foreign currency.
•Currency swaps: this type of transaction is generally executed to hedge bonds issuance or loans issued in foreign currency or net investment hedge.
•Interest Swaps / Interest Rate Options: these instruments are used to manage the interest rate of the debt portfolio. Their use of them is ruled by the Financial Expenses Budget with the objective of its fulfillment. Both the volume to be contracted and the maturity of these products are determined by the underlying assets to be hedged.
•It is possible that in several markets the maturity, as well as the low liquidity, does not allow to contract a "perfect” hedge, but this circumstance will have to be analyzed case by case.
•CDS: in order to manage the counterparty credit risk or CVA / DVA, CDS operations can be arranged to mitigate this risk.
•Derivatives of Commodities: supporting the business lines that may need it and always hedging the commercial risks of the signed contracts. They would be settled by differences, this is, in a non-deliverable format.
•Equity Derivatives: these are derivatives that address strategic decisions or hedging needs, either to hedge future investments or hedge existing risks. They protect Telefónica from the potential appreciation or depreciation in the price of the shares they hold as underlying.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	96

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Between the hedged item and the hedging instrument there is an economic relationship, this is, in general terms they move in opposite directions due to the same risk or risk covered. In other words, there must be an expectation that the value of the hedging instrument and the value of the hedged item will change systematically in opposite directions in response to the movements of one of the following elements:
•the same underlying item; or
•Underlying items that are economically related in such sense that they respond similarly to the risk that is being hedged.
Depending on the complexity of the hedge relationship and the way in which the hedge has been structured, a quantitative or qualitative analysis will have to be performed to demonstrate that there is an economic relationship between the hedged item and the hedging instrument.
This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Telefónica Group enters into long-term swaps, caps or collars to protect the Group against interest rate increases that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge. In those cases in which the underlying assets representing the risk hedged are canceled or refinanced early, and if there is an open risk with similar characteristics as the underlying asset that was canceled or refinanced early, either because there is new financing or because there is an underlying asset with similar characteristics and risk profile, the hedge may remain in force with the derivatives assigned thereto and the risk will be subject to the hedge arranged in the aforementioned refinancing. When either of these situations occurs, the effectiveness of the hedge will be reviewed taking into account the new situation.
There can be three types of hedges:
•Fair value hedges.
•Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options.
•Hedges of net investment in consolidated foreign subsidiaries. Generally, such hedges are arranged by Telefónica S.A. and other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that, due to the debt market deepness, the debt in the currency concerned is not enough to accommodate the required hedge, or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives either forwards or cross-currency swaps are mainly used to hedge the net investment.
When using options, forwards or cross-currency swaps as hedging instruments, the exclusion of the time value of the option, the element at maturity of the forward and the currency spread of the cross-currency swap of the hedging relationship are evaluated on a case by case basis, in order to be treated as hedge costs.
Hedges can comprise a combination of different derivatives.
Management of accounting hedges is not static, and the hedging relationship may change before maturity. The interruption of the hedge accounting is possible within the framework of the management of financial risks and described in the internal document of “financial risks management and hedging strategy under IFRS 9”. To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model prospectively. To evaluate the effectiveness of hedges, under IFRS 9, there is no numerical range under which it is accepted that a hedge is effective and hence the hedge accounting standards are applicable. Therefore, Telefónica considers that if there is an economic relationship, not dominated by changes in credit risk and if the appropriate hedging rationale has been designated, the requirements for effectiveness are met. However, at the moment when ineffectiveness arises, Telefónica will evaluate whether there is still an economic relationship or whether the designated hedging rationale is appropriate. The possible sources of ineffectiveness that Telefónica can have when designing a hedging relationship and that will be considered when establishing the hedging rationale are:
•The hedging instrument and the hedged item have different maturity dates, initial dates, contract dates, repricing dates, etc.
•The hedging instrument starts with initial value and a financing effect is produced.
•When the underlying items have different sensitivity and are not homogeneous, for example EURIBOR 3M versus EURIBOR 6M.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	97

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

The main guiding principles for risk management are laid down by Telefónica’s Finance Department and implemented by the company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.
7) Cancellation of derivatives.
When a derivative transaction is canceled, the company may:
•Cancel the derivative and pay its market value.
•Take the opposite position which cancels out the variability thereof, if cancellation costs are high or if it is recommended for operating or business reasons.
The breakdown of the financial results recognized in 2020, 2019 and 2018 is as follows:

Millions of euros	2020	2019	2018
Interest income	185	291	234
Dividends received	12	15	15
Other financial income	159	120	826
Subtotal	356	426	1,075
Changes in fair value of asset derivatives at fair value through profit or loss	255	353	202
Changes in fair value of liability derivatives at fair value through profit or loss	(507)	(376)	(190)
Changes in the fair value of debt instruments and other assets at fair value to profit or loss	(3)	(3)	(3)
Transfer from equity of results of cash flow hedges - future cash flows that are not longer expected to happen	—	—	(7)
(Loss)/Gain on fair value hedges	563	604	(223)
Gain/(loss) on adjustment to items hedged by fair value hedges	(525)	(540)	271
Subtotal	(217)	38	50
Interest expenses	(1,320)	(1,690)	(1,715)
Financial expenses on lease liabilities (see Note 20)	(193)	(213)	n.a.
Ineffective portion of cash flow hedges	45	(20)	(29)
Accretion of provisions and other liabilities	(280)	(334)	(410)
Other financial expenses	(131)	(160)	(203)
Subtotal	(1,879)	(2,417)	(2,357)
Net finance costs excluding foreign exchange differences and hyperinflation adjustments	(1,740)	(1,953)	(1,232)
n.a.: not applicable.

"Other financial income" in 2018 included 665 million euros corresponding to the default interest as a result of the final decisions in favor of Telefónica Brazil about the right to deduct the ICMS from the calculation basis of PIS/COFINS (85 million euros in 2020, see Note 12).
The impact of hyperinflation on the net monetary position of the Group’s subsidiaries in Argentina amounted to 43 million euros in 2020 (42 million euros in 2019 and 67 million euros in 2018) and is recorded under Exchange differences in the consolidated income statement.
Evolution of derivative instruments
The movement of the net position of derivatives during the years ended December 31, 2020 and December 31, 2019 is as follows:

Millions of euros	Movement in 2020	Movement in 2019
Opening balance of assets/(liabilities)	1,948	1,181
Financing payments	139	148
Financing proceeds	(1,119)	(153)
Interest (proceeds)/payments	(549)	(238)
Other (proceeds)/payments	(11)	5
Fair value adjustments through other comprehensive income	(870)	357
Movements with counterparty in the income statement	638	646
Translation differences	(170)	(49)
Other movements	7	51
Closing balance of assets/(liabilities)	13	1,948
The variation in 2020 represents an increase of 1,935 million

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	98

Consolidated Financial Statements 2020 Notes to the consolidated financial statements euros of liability (increase of 767 million euros of asset in 2019) mainly due to the decrease in dollar and euro interest rates and the evolution of the EUR/USD exchange rate. These variations are mostly by a similar impact and in the opposite direction in the hedge accounting of the different issuances and loans in dollar and euro currency of the Telefónica Group.
Net financial debt as of December 31, 2020 includes a positive value of the derivatives portfolio for a net amount of 13 million euros (see Note 2). This amount includes a negative value of 557 million euros due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 839 million euros at December 31, 2019).
The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.
The derivatives portfolio was measured through the techniques and models normally used in the market, based on money market curves and volatility prices available in the markets. Additionally, the credit valuation adjustment or net CVA per counterparty (CVA+DVA) is calculated on that measurement as the method used to measure the credit risks of the counterparties and also Telefónica for the purpose of adjusting the fair value valuation of the derivatives. This adjustment reflects the possibility of bankruptcy or credit rating impairment of the counterparty and Telefónica.
Derivatives arranged by the Group at December 31, 2020 are detailed in Appendix IV.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	99

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The breakdown of Telefónica’s detail of hedges and other derivative instruments at December 31, 2020 and December 31, 2019, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

December 31, 2020
Millions of euros	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)
	2021	2022	2023	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivate instruments of accounting hedges	(5,576)	415	(679)	8,205	2,365	(2,958)	(827)	3,459	196	(130)
Interest rate risk	(348)	(491)	(801)	(2,667)	(4,307)	(1,196)	(524)	79	6	(1,635)
Cash flow hedges	1	67	—	994	1,062	(2)	(3)	69	6	70
Fair value hedges	(349)	(558)	(801)	(3,661)	(5,369)	(1,194)	(521)	10	—	(1,705)
Exchange rate risk	(5,362)	717	—	8,242	3,597	(1,361)	(162)	2,607	147	1,231
Cash flow hedges	848	711	—	8,242	9,801	(1,361)	(91)	2,607	72	1,227
Fair value hedges	144	6	—	—	150	—	(6)	—	9	3
Net investments hedges	(6,354)	—	—	—	(6,354)	—	(65)	—	66	1
Interest rate and exchange rate risk	134	189	122	2,630	3,075	(401)	(141)	773	43	274
Cash flow hedges	247	189	668	2,630	3,734	(232)	(93)	748	2	425
Fair value hedges	(113)	—	(546)	—	(659)	(169)	(48)	25	41	(151)
Undesignated derivatives	(7,382)	(519)	(258)	(1,541)	(9,700)	(708)	(383)	709	499	117
Other derivatives of interest rate	(4,287)	(673)	(258)	(1,541)	(6,759)	(629)	(141)	625	2	(143)
Other derivatives of exchange rate	(3,856)	—	—	—	(3,856)	(79)	(240)	84	239	4
Other derivatives	761	154	—	—	915	—	(2)	—	258	256
Total derivative instruments	(12,958)	(104)	(937)	6,664	(7,335)	(3,666)	(1,210)	4,168	695	(13)
No derivatives instruments of accounting hedges (***)	—	—	—	680	680	—	—	705	—	705
Exchange rate risk	—	—	—	680	680	—	—	705	—	705
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investments hedges	—	—	—	680	680	—	—	705	—	705
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives,122 million euros correspond to "Loans and other debts" and 583 million euros to "Obligations and bonds" (see Note 18).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	100

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

December 31, 2019
Millions of euros	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)
	2020	2021	2022	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivate instruments of accounting hedges	(662)	2,827	1,446	7,041	10,652	(2,676)	(1,104)	1,667	254	(1,859)
Interest rate risk	677	(199)	818	(1,605)	(309)	(584)	(289)	41	38	(794)
Cash flow hedges	482	—	1,403	884	2,769	(8)	(4)	29	38	55
Fair value hedges	195	(199)	(585)	(2,489)	(3,078)	(576)	(285)	12	—	(849)
Exchange rate risk	(2,331)	1,038	400	6,033	5,140	(1,489)	(389)	1,339	148	(391)
Cash flow hedges	1,587	1,102	686	6,033	9,408	(1,325)	(348)	1,337	37	(299)
Fair value hedges	693	—	(286)	—	407	(164)	(21)	—	15	(170)
Net investments hedges	(4,611)	(64)	—	—	(4,675)	—	(20)	2	96	78
Interest rate and exchange rate risk	992	1,988	228	2,613	5,821	(603)	(426)	287	68	(674)
Cash flow hedges	1,006	2,004	230	2,648	5,888	(549)	(409)	287	65	(606)
Fair value hedges	(14)	(16)	(2)	(35)	(67)	(54)	(17)	—	3	(68)
Undesignated derivatives	(3,798)	(349)	(774)	(1,799)	(6,720)	(713)	(337)	691	270	(89)
Other derivatives of interest rate	(1,501)	(473)	(774)	(1,799)	(4,547)	(713)	(316)	688	146	(195)
Other derivatives of exchange rate	(2,484)	—	—	—	(2,484)	—	(21)	—	113	92
Other derivatives	187	124	—	—	311	—	—	3	11	14
Total derivative instruments	(4,460)	2,478	672	5,242	3,932	(3,389)	(1,441)	2,358	524	(1,948)
No derivatives instruments of accounting hedges (***)	—	59	234	720	1,013	—	—	1,043	—	1,043
Exchange rate risk	—	59	234	720	1,013	—	—	1,043	—	1,043
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investments hedges	—	59	234	720	1,013	—	—	1,043	—	1,043
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives, 251 million euros correspond to "Loans and other debts" and 792 million euros to "Obligations and bonds" (see Note 18).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	101

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The detail of hedged items by fair value hedges at December 31, 2020 and December 31, 2019 are as follows:

December 31, 2020
Millions of euros	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)
	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have cesased to be adjusted for gains and losses
Assets	—	220	—	220	—	(6)	—	(6)	—
Financial assets and other non-current assets	—	82	—	82	—	(1)	—	(1)	—
Receivables and other current assets	—	132	—	132	—	(5)	—	(5)	—
Other heading of assets	—	6	—	6	—	—	—	—	—
Liabilities	6,888	1,320	2,985	11,193	1,663	9	386	2,058	71
Non-current financial liabilities	6,656	787	2,748	10,191	1,660	—	373	2,033	70
Non-current lease liabilities	—	59	—	59	—	—	—	—	—
Payables and other non-current liabilities	4	28	—	32	—	2	—	2	—
Current financial liabilities	228	11	237	476	3	—	13	16	5
Payables and other current liabilities	—	435	—	435	—	7	—	7	(4)
(*) Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and vice versa.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	102

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

December 31, 2019
Millions of euros	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)
	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have cesased to be adjusted for gains and losses
Assets	—	474	3	477	—	1	—	1	—
Financial assets and other non-current assets	—	151	—	151	—	—	—	—	—
Receivables and other current assets	—	323	—	323	—	1	—	1	—
Other current financial assets	—	—	3	3	—	—	—	—	—
Liabilities	3,929	1,956	5,703	11,588	819	(6)	774	1,587	152
Non-current financial liabilities	3,858	1,176	5,512	10,546	817	—	750	1,567	125
Payables and other non-current liabilities	—	99	—	99	—	—	—	—	—
Current financial liabilities	71	9	191	271	2	—	24	26	6
Payables and other current liabilities	—	672	—	672	—	(6)	—	(6)	21
(*) Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and vice versa.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	103

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The evolutions of hedges in equity at December 31, 2020 and December 31, 2019 are as follows:

Millions of euros	Derivate instruments				No derivate instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivates - Net investment hedges	No Derivates - Net investment hedges
	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2019	(148)	(156)	(310)	1,349	(6)	729	(227)	502
Changes in the fair value registered in equity	(71)	(923)	(476)	713	6	(751)	180	(571)
Transfer to the initial value of hedged item	3	(1)	(4)	—	—	(2)	1	(1)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	—	—	—	—	—	—	—	—
Transfer to the income statement of the period - the hedged item has affected profit or loss	67	633	267	—	—	967	(249)	718
Total translation differences	(1)	—	—	(1)	—	(2)	—	(2)
Other movements	(4)	4	—	—	—	—	—	—
Balance at 12/31/2020	(154)	(443)	(523)	2,061	—	941	(295)	646
Amounts remaining in equity for continuing hedges	(68)	(478)	(433)	2,061	—	1,082
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(86)	35	(90)	—	—	(141)
Balance at 12/31/2020	(154)	(443)	(523)	2,061	—	941
The total amount of "Transfer to the income statements of the period - the hedged item has affected profit or loss" has impacted in financial results, reported under "Interest expenses" amounted to +116 million euros (+166 million euros in 2019), see detail of "Net finance costs excluding foreign exchange differences and hyperinflation adjustments" in this note, and in exchange differences amounted to -1,093 million euros (+369 million euros in 2019).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	104

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Millions of euros	Derivate instruments				No derivate instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivates - Net investment hedges	No Derivates - Net investment hedges
	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2018	(295)	(348)	(78)	1,535	(5)	809	(249)	560
Changes in the fair value registered in equity	(5)	572	67	(260)	(1)	373	(100)	273
Transfer to the initial value of hedged item	2	(4)	(7)	—	—	(9)	3	(6)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	26	—	—	—	—	26	—	26
Transfer to the income statement of the period - the hedged item has affected profit or loss	124	(371)	(295)	73	—	(469)	118	(351)
Total translation differences	—	(1)	—	1	—	—	—	—
Other movements	—	(4)	3	—	—	(1)	1	—
Balance at 12/31/2019	(148)	(156)	(310)	1,349	(6)	729	(227)	502
Amounts remaining in equity for continuing hedges	(12)	(188)	(216)	1,349	(6)	927
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(136)	32	(94)	—	—	(198)
Balance at 12/31/2019	(148)	(156)	(310)	1,349	(6)	729

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	105

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The evolution of cost of hedging in equity in 2020 and 2019 are as follows:

Millions of euros	Exchange rate risk	Total gross amount	Tax effect	Total cost of hedging in equity
	Forward element / CBS
	A time-period related hedge item
Balance at 12/31/2018	49	49	(12)	37
Changes in the fair value registered in equity	(14)	(14)	4	(10)
Transfer to the income statement of the period - the hedged item has affected profit or loss	(4)	(4)	1	(3)
Balance at 12/31/2019	31	31	(7)	24
Changes in the fair value registered in equity	(98)	(98)	24	(74)
Transfer to the income statement of the period - the hedged item has affected profit or loss	(8)	(8)	2	(6)
Balance at 12/31/2020	(75)	(75)	19	(56)

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	106

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The details of the ineffective portion of accounting hedges with impact on the income statement in 2020 and 2019 are as follows:

2020
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	289	288	1
Cash flow hedges	(22)	(23)	1
Fair value hedges	311	311	—
Exchange rate risk	(461)	(508)	47
Cash flow hedges	(917)	(964)	47
Net investment hedges	456	456	—
Interest rate and exchange rate risk	(238)	(234)	(4)
Cash flow hedges	(238)	(234)	(4)
Total	(410)	(454)	44

2019
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	315	336	(21)
Cash flow hedges	(129)	(108)	(21)
Fair value hedges	444	444	—
Exchange rate risk	242	238	4
Cash flow hedges	551	547	4
Net investment hedges	(309)	(309)	—
Interest rate and exchange rate risk	191	194	(3)
Cash flow hedges	191	194	(3)
Total	748	768	(20)

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	107

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 20. Lease liabilities

The evolution of lease liabilities in 2020 and 2019 were as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2019	7,226
Additions	1,969
Principal and interests payments	(1,761)
Principal payments (Note 28)	(1,787)
Interests payments (Note 28)	(179)
Minus: Payments of companies held for sale	205
Disposals	(387)
Exclusion of companies	—
Accrued interests (1)	178
Translation differences and hyperinflation adjustments	(766)
Transfers and others	(1,165)
Balance at 12/31/2020	5,294
(1) Total accrued interests in 2020 amounted to 193 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 19).

Millions of euros	Lease liabilities
Balance at 12/31/2018	—
First application impacts due to accounting changes IFRS16 (Note 2)	7,705
Balance at 01/01/2019	7,705
Additions	1,474
Principal and interests payments	(1,654)
Principal payments (Note 28)	(1,518)
Interests payments (Note 28)	(185)
Minus: Payments of companies held for sale and sold companies during 2019	49
Disposals	(261)
Exclusion of companies	(121)
Accrued interests (1)	199
Translation differences and hyperinflation adjustments	23
Transfers and others	(139)
Balance at 12/31/2019	7,226

"Additions" includes fixed asset sale and leaseback transactions, which amounted to 53 million euros in 2020 (190 million euros in 2019, see Note 2). The gain recorded in 2020 for sale and leaseback transactions amounts to 79 million euros (313 million euros in 2019).
"Transfers and others" in 2020 includes the reclassification of lease liabilities of Telefónica UK and the divisions of telecommunications towers of Telxius amounting to 637 million euros and 570 million euros, respectively, to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
"Transfers and others" in 2019 included the transfer to "Liabilities associated with non-current assets and disposal groups held for sale" of the lease liabilities of Telefónica de Costa Rica which amounted to 127 million euros (see Note 30).
“Exclusion of companies” in 2019 corresponded to the sale of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá amounting to 74 and 47 million euros, respectively.
There are commitments for leases not started at December 31, 2020 amounting to 181 million euros (63 million euros at December 31, 2019).
The maturity schedule of lease liabilities at December 31, 2020 is as follows:

(1) Total accrued interests in 2019 amounted to 213 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 19).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	108

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Millions of euros
	Current	Non-Current
Maturity	2021	2022	2023	2024	2025	Subsequent years	Non-current total	Total
Lease liabilities	1,330	1,052	935	747	569	1,346	4,649	5,979

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	109

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 21. Payables and other non-current liabilities

The composition of “Payables and other non-current liabilities” of the Telefónica Group at December 31, 2020 and December 31, 2019 is as follows:

Millions of euros	12/31/2020	12/31/2019
Payables	1,452	1,553
Trade payables	101	86
Payables for spectrum acquisition	1,195	1,362
Other payables	156	105
Other non-current liabilities	1,109	1,375
Contractual liabilities (Note 23)	762	851
Deferred revenue	193	336
Current tax payables	154	188
Total	2,561	2,928
Payables and other non-current liabilities of Telefónica United Kingdom are registered in "Liabilities associated with non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see Notes 2 and 30).
In June 2019 Telefónica Germany acquired a total of 90 MHz spectrum at a total cost of 1,425 million euros (see Note 6). The Company, like the other auction participants, reached an agreement whereby the auction proceeds will be paid in interest-free, annual installments until 2030, instead of an upfront one-time payment (see Appendix VI). In 2020 payments amounting to 87 million euros were made and in December 2019 the first installment was paid, amounting to 87 million euros (see Note 28). The current value of the debt at December 31, 2020 amounted to 1,196 million euros (1,272 million euros at December 31, 2019), of which 1,089 million euros have a maturity of more than twelve months (1,186 million euros at December 31, 2019).
In addition, "Payables for spectrum acquisition" includes the deferred portion of the payment for acquiring the spectrum use license in Mexico in 2010, for an equivalent of 1 million euros (37 million euros at December 31, 2019, see Notes 2 and 22), and the pending payment portion for spectrum acquisition in Spain in 2020, amounting to 85 million euros (90 million euros at December 31, 2019).
Payments for financed licenses for the years 2020 and 2019 amounted to 147 and 146 million euros, respectively (see Note 28).
“Deferred revenues” include grants amounting to 64 million euros at December 31, 2020 (150 million euros at December 31, 2019).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	110

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 22. Payables and other current liabilities

The composition of “Payables and other current liabilities” at December 31, 2020 and December 31, 2019 is as follows:

Millions of euros	12/31/2020	12/31/2019
Payables	9,626	13,307
Trade payables	5,913	8,095
Payables to suppliers of property, plant and equipment	2,428	3,019
Payables for spectrum acquisition	178	196
Other payables	881	1,081
Dividends pending payment	215	282
Associates and joint ventures payables (Note 10)	11	634
Other current liabilities	1,286	1,596
Contract liabilities (Note 23)	976	1,283
Deferred revenue	93	120
Advances received	217	193
Total	10,912	14,903
Payables and other current liabilities of Telefónica United Kingdom are registered in "Liabilities associated with non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see Notes 2 and 30).
At December 31, 2020, “Payables for spectrum acquisition” included the debt maturing within twelve months corresponding to the spectrum acquisition of Telefónica Germany in 2019 (see Note 21), amounting to 107 million euros (86 million euros at December 31, 2019). In addition, this section includes the deferred portion of the current pending payment for acquiring the spectrum in Mexico in 2010, for an equivalent of 34 million euros (64 million euros at December 31, 2019, see Notes 2 and 21).
“Deferred revenue” include grants amounting to 13 million euros at December 31, 2020 (15 million euros at December 31, 2019).
The composition of current "Other payables" at December 31, 2020 and December 31, 2019 is as follows:

Millions of euros	12/31/2020	12/31/2019
Accrued employee benefits	465	603
Other non-financial non-trade payables	416	478
Total	881	1,081
Information on average payment period to suppliers. Third additional provision, “Information requirement” of Law 15/2010 of July 5.
In accordance with the aforementioned Law, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

	2020	2019
Number of days
Weighted average maturity period	53	53
Ratio of payments	55	55
Ratio of outstanding invoices	40	38
Millions of euros
Total payments	7,311	7,337
Outstanding invoices	1,164	1,152
The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2020 included payment periods of up to 60 days, according to the terms agreed between the parties.
For efficiency purposes and in line with general business practices, Telefónica Group companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2020 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or rendering of services, or occasional processing issues.
The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2020, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) of January 29, 2016, amounted to 53 days (53 days in 2019).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	111

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 23. Breakdown of contractual assets and liabilities, and capitalized costs

The movement of contractual assets and capitalized costs in 2020 and 2019 is as follows:

Millions of euros	Balance at 12/31/19	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/20
Long-term contractual assets (Note 12)	138	212	(6)	(196)	(3)	—	145
Contractual assets	144	213	(6)	(202)	(3)	—	146
Impairment losses	(6)	(1)	—	6	—	—	(1)
Short-term contractual assets (Note 14)	351	272	(392)	(103)	(24)	—	104
Contractual assets	381	275	(400)	(116)	(27)	—	113
Impairment losses	(30)	(3)	8	13	3	—	(9)
Total	489	484	(398)	(299)	(27)	—	249

Millions of euros	Balance at 12/31/18	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/19
Long-term contractual assets (Note 12)	108	204	(7)	(172)	5	—	138
Contractual assets	114	204	(7)	(173)	5	1	144
Impairment losses	(6)	—	—	1	—	(1)	(6)
Short-term contractual assets (Note 14)	341	662	(816)	156	9	(1)	351
Contractual assets	364	677	(824)	157	9	(2)	381
Impairment losses	(23)	(15)	8	(1)	—	1	(30)
Total	449	866	(823)	(16)	14	(1)	489
Once the amounts recognized as contract assets become receivables, which normally occurs when they are invoiced, they are transferred to the "Trade receivables" heading. In this regard, the balance of the contract assets account basically represents amounts not yet due.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	112

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The movement of the deferred expenses in 2020 and 2019 is as follows:

Millions of euros	Balance at 12/31/19	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/20
Non-current capitalized costs (Note 12)	221	446	(2)	(318)	(16)	—	331
Of obtaining a contract	191	369	(2)	(337)	(9)	—	212
Of fulfilling a contract	30	77	—	19	(7)	—	119
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	625	459	(774)	302	(32)	—	580
Of obtaining a contract	573	361	(652)	210	(23)	—	469
Of fulfilling a contract	52	98	(122)	92	(9)	—	111
Impairment losses	—	—	—	—	—	—	—
Total	846	905	(776)	(16)	(48)	—	911

Millions of euros	Balance at 12/31/18	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/19
Non-current capitalized costs (Note 12)	191	413	(3)	(381)	—	1	221
Of obtaining a contract	178	368	(3)	(353)	1	—	191
Of fulfilling a contract	13	45	—	(28)	(1)	1	30
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	566	473	(796)	379	5	(2)	625
Of obtaining a contract	541	428	(752)	351	6	(1)	573
Of fulfilling a contract	25	45	(44)	28	(1)	(1)	52
Impairment losses	—	—	—	—	—	—	—
Total	757	886	(799)	(2)	5	(1)	846
The Group has revisited the allocation to profit or loss period of incremental costs of obtaining a contract with indefinite duration, to match it with the pattern of transfer of goods or services under the contract to which those costs relate. Pursuant to this analysis such costs are recognized as an asset and expensed on a systematic basis, considering the renewals estimated on the basis of the customer churn rate, except in situations in which there are costs on contract renewal that are commensurate with the costs paid on the initial contract. The change in accounting estimate for this type of contract has resulted in the capitalization of costs amounting to 95 million euros in 2020, mainly in Spain, Brazil, Chile, Peru and Colombia. These costs are expensed over a three to five-year term, in line with the average customer life in each segment. The expected allocation to profit or loss of the costs of obtaining these types of contracts capitalized in 2020 is: 7 million euros in 2020, 29 million euros in 2021, 28 million euros in 2022, 19 million euros in 2023 and the remaining amount in 2024 and 2025.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	113

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The movement of contractual liabilities of contracts with customers in 2020 and 2019 is as follows:

Millions of euros	Balance at 12/31/19	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/20
Long-term contractual liabilities (Note 21)	851	452	(15)	—	(495)	(31)	—	762
Short-term contractual liabilities (Note 22)	1,283	5,111	(655)	(4,647)	(56)	(60)	—	976
Total	2,134	5,563	(670)	(4,647)	(551)	(91)	—	1,738

Millions of euros	Balance at 12/31/18	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/19
Long-term contractual liabilities (Note 21)	613	409	(3)	(4)	(180)	16	—	851
Short-term contractual liabilities (Note 22)	1,335	7,516	(598)	(7,149)	165	18	(4)	1,283
Total	1,948	7,925	(601)	(7,153)	(15)	34	(4)	2,134
"Transfers" in 2020 includes the reclassification of contractual assets of Telefónica UK amounting to 318 million euros, to "Non-current assets and disposal groups held for sale" of the statements of financial position. Furthermore, "Transfers" in 2020 includes the reclassification of contractual liabilities of Telefónica UK amounting to 529 million euros to "Liabilities associated with non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30).
The maturity schedule of contractual liabilities at December 31, 2020 is as follows:

Millions of euros	2021	2022	2023	Subsequent years	Total
Contractual liabilities, activation fees	62	10	3	3	78
Contractual liabilities, sales of prepay cards	469	—	—	—	469
Contractual liabilities, services	338	155	1	14	508
Contractual liabilities, sales of handsets	20	2	—	—	22
Contractual liabilities, sales of other equipments	2	—	—	5	7
Contractual liabilities, irrevocable rights to use	55	49	46	408	558
Other contractual liabilities	30	46	3	17	96
Maturity of performance obligations	976	262	53	447	1,738

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	114

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 24. Provisions

The amounts of provisions in 2020 and 2019 are as follows:

	12/31/2020			12/31/2019
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	930	4,960	5,890	1,110	5,789	6,899
Termination plans	306	479	785	486	729	1,215
Post-employment defined benefit plans	8	484	492	11	565	576
Other benefits	616	3,997	4,613	613	4,495	5,108
Dismantling of assets	32	645	677	96	847	943
Other provisions	342	1,552	1,894	466	1,850	2,316
Total	1,304	7,157	8,461	1,672	8,486	10,158

a) Employee benefits
In 2020 the Group recorded a provision of 71 million euros (2,170 million euros in 2019). In 2019, 1,733 million euros corresponded to Teléfonica Spain, mainly relating to the Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. 2019 Individual Suspension Plan described in “Other benefits”. The distribution by segment of the restructuring costs, in terms of their impact on operating income, is as follows:

Millions of euros	2020	2019
Telefónica Spain	(2)	1,733
Telefónica United Kingdom	—	31
Telefónica Germany	37	22
Telefónica Hispam	17	235
Other companies	19	149
Total	71	2,170
Termination plans
The movement in provisions for termination plans in 2020 and 2019 is as follows:

Millions of euros	Total
Provisions for termination plans at 12/31/18	1,246
Additions	452
Retirements/amount applied	(496)
Translation differences, hyperinflation adjustments and accretion	11
Other	2
Provisions for termination plans at 12/31/19	1,215
Additions	73
Retirements/amount applied	(456)
Transfers	(14)
Translation differences, hyperinflation adjustments and accretion	(33)
Provisions for termination plans at 12/31/20	785

Telefónica Spain
The 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 participating employees and the provisions recorded at December 31, 2020 and 2019 amounted to 312 million euros and 528 million euros, respectively. The amount for this provision classified as current totaled 166 million euros at December 31, 2020.
The companies bound by these commitments calculated provisions required at 2020 year-end using the biometric table PERM2020 published in the resolution of December 17, 2020 combined with the invalidity table published in the ministerial order of 1977 (at 2019 year-end using tables PERM/F- 2000C combined with the invalidity table published

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	115

Consolidated Financial Statements 2020 Notes to the consolidated financial statements in the ministerial order of 1977) and a high quality credit market based interest rate.
The discount rate used for the termination plans of Telefónica Spain at December 31, 2020 was -0.02% with an average plan length of 1.17 years.
Post-employment defined benefit plans
The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	116

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

12/31/2020
Millions of euros	United Kingdom	Germany	Brazil	Hispam	Others	Total
Obligation	—	350	643	74	19	1,086
Assets	—	(95)	(693)	—	(13)	(801)
Net provision before asset ceiling	—	255	(50)	74	6	285
Asset ceiling	—	—	173	—	—	173
Total	—	255	123	74	6	458
Net provision	—	262	149	74	7	492
Net assets	—	7	26	—	1	34

12/31/2019
Millions of euros	United Kingdom	Germany	Brazil	Hispam	Others	Total
Obligation	1,858	304	982	78	17	3,239
Assets	(1,839)	(93)	(1,038)	—	(12)	(2,982)
Net provision before asset ceiling	19	211	(56)	78	5	257
Asset ceiling	—	—	262	—	—	262
Total	19	211	206	78	5	519
Net provision	19	218	255	78	6	576
Net assets	—	7	49	—	1	57

The movement in the present value of obligations in 2020 and 2019 is as follows:

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	117

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Millions of euros	United Kingdom	Germany	Brazil	Hispam	Other	Total
Present value of obligation at 12/31/2018	1,548	239	749	74	18	2,628
Translation differences	86	—	(21)	(1)	—	64
Current service cost	—	11	4	(2)	1	14
Interest cost	44	5	67	11	—	127
Actuarial losses and gains	226	53	233	4	(1)	515
Benefits paid	(46)	(4)	(50)	(4)	(1)	(105)
Plan curtailments	—	—	—	1	—	1
Other movements	—	—	—	(5)	—	(5)
Present value of obligation at 12/31/2019	1,858	304	982	78	17	3,239
Translation differences	(38)	—	(280)	(12)	(1)	(331)
Current service cost	—	10	5	4	1	20
Interest cost	—	3	55	4	—	62
Actuarial losses and gains	—	37	(81)	4	—	(40)
Benefits paid	—	(4)	(38)	(3)	(1)	(46)
Transfers	(1,820)	—	—	—	—	(1,820)
Other movements	—	—	—	(1)	3	2
Present value of obligation at 12/31/2020	—	350	643	74	19	1,086

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	118

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Movements in the fair value of plan assets in 2020 and 2019 are as follows:

Millions of euros	United Kingdom	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/2018	1,570	90	848	12	2,520
Translation differences	86	—	(22)	—	64
Interest income	46	2	76	—	124
Actuarial losses and gains	157	2	181	—	340
Company contributions	27	—	—	—	27
Participants contributions	—	3	—	—	3
Benefits paid	(46)	(2)	(44)	—	(92)
Other movements	(1)	(2)	(1)	—	(4)
Fair value of plan assets at 12/31/2019	1,839	93	1,038	12	2,982
Translation differences	(36)	—	(297)	(1)	(334)
Interest income	—	1	57	—	58
Actuarial losses and gains	—	1	(57)	—	(56)
Company contributions	—	2	—	—	2
Benefits paid	—	(2)	(36)	—	(38)
Transfers	(1,803)	—	—	2	(1,801)
Other movements	—	—	(12)	—	(12)
Fair value of plan assets at 12/31/2020	—	95	693	13	801
Telefónica United Kingdom Pension Plan
Transfers of 2020 includes the reclassification of Post-employment defined benefit plans of Telefónica United Kingdom to "Liabilities associated with non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30).
The Telefónica United Kingdom Pension Plan provides pension benefits to the various companies of the Telefónica Group in the United Kingdom coming from the O2 Group. The Plan comprises a defined contribution and defined benefit sections. The defined benefit sections were closed to future accrual starting from February 28, 2013. The companies continued providing retirement benefits through the defined contribution sections of the plan.
The number of beneficiaries of these plans at December 31, 2020 and 2019 were 4,397 and 4,422, respectively. At December 31, 2020, the weighted average duration of the plan was 22 years.

The following tables present the main data of this plan at December 31, 2020:

Millions of euros
Obligation	1,979
Assets	(2,019)
Total	(40)
Net provision	4
Net assets	44
The movement in the present value of obligations in 2020 is as follows:

Millions of euros
Present value of obligation at 12/31/2019	1,858
Translation differences	(101)
Interest cost	36
Actuarial losses and gains	234
Benefits paid	(48)
Present value of obligation at 12/31/2020	1,979

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	119

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Movements in the fair value of plan assets in 2020 are as follows:

Millions of euros
Fair value of plan assets at 12/31/2019	1,839
Translation differences	(99)
Interest income	36
Company contributions	90
Benefits paid	(48)
Actuarial losses and gains	203
Other movements	(2)
Fair value of plan assets at 12/31/2020	2,019
The main actuarial assumptions used in valuing the plan are as follows:

	12/31/2020	12/31/2019
Nominal rate of pension payment increase	2.75%	2.90%
Discount rate	1.35%	2.05%
Expected inflation	2.80%	2.95%
Mortality tables	95% S2NMA/S2NFA	95% S2NA,
	CMI 2019 1% 7 and a initial addition of 0.25%	CMI 2018 1% 7 and a initial addition of 0.25%
Fair value of Plan assets is as follows:

Millions of euros	12/31/2020	12/31/2019
Credit instruments	1,876	1,710
Cash equivalents	143	129
Total	2,019	1,839
So long as other assumptions remained constant, at December 31, 2020, reasonably possible changes to one of the following actuarial assumptions would have affected the defined benefit obligation by the amounts shown below:

Millions of euros	Increase in defined benefit obligation
Discount rate (0.25% decrease)	116
Expected inflation (0.25% increase)	111
Life expectancy (1 year longer)	71
Telefónica Brazil pension plans
Telefónica Brazil sponsors t
he following post-employment

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	120

Consolidated Financial Statements 2020 Notes to the consolidated financial statements benefit
plans:

Plans	Management entity	Sponsor
Health plans
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
Pension plans
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, Terra Networks, TGLog and TIS
In 2019 Sistel approved the distribution of part of the surplus of the PBS-A plan, with reversal of values to sponsors and improvement of benefits to those assisted. The participation corresponding to the Company amounted to 48 million euros, with a balancing entry in Other comprehensive income. The distribution is expected in the form of 36 monthly payments, the first received in December 2019. Even considering this distribution, PBS-A still has assets in excess of actuarial obligations as of December 31, 2020 and 2019.
The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2020	12/31/2019
Discount rate	6.37% - 7.88%	6.65% - 7.54%
Nominal rate of salary increase	4.58% - 6.35%	5.47%
Long term inflation rate	3.50%	3.80%
Growth rate for medical costs	6.61%	6.91%
Mortality tables	AT 2000 M/F	AT 2000 M/F
The discount rate and growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:

	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	351	338	366
Health plans	292	271	316
Total obligation	643	609	682

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	121

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	351	351	351
Health plans	292	341	253
Total obligation	643	692	604

Other employee benefits
Telefónica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plan
In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the first Collective Bargaining Agreement of Related Companies (CEV), wholly backed by the largest labor unions. This agreement considered elements that included a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Bargaining Agreement of Related Companies was extended until 2018 by virtue of the provisions thereof. Additionally, in September 2019 Telefónica España signed the second Collective Agreement of Related Companies that includes, among other aspects, an "Individual Suspension Plan" that is completely voluntary for the year 2019, with the same conditions as the previous one.
These plans are based on mutual agreement between the company and employees and entail the possibility of voluntarily suspending the employment relationship for an initial three-year period, renewable for consecutive three-year periods until the retirement age. Employees who meet the age and seniority requirements may enter the Individual
Suspension Plan (PSI) in the periods opened for these purposes.
At the end of each period, the current value of the forecast payment flows to meet the commitments of this program (applying certain hypotheses regarding estimated number of accessions and future reintegration ratio) is recognized. Al 2020 year-end, this figure was calculated using the biometric table PERM2020 published in the resolution of December 17, 2020 combined with the invalidity table published in the ministerial order of 1977 (at 2019 year-end, using tables PERM/F- 2000C combined with the invalidity table published in the ministerial order of 1977) and a high quality credit market based interest rate.
The provision at December 31, 2020 amounted to 4,479 million euros (4,961 million euros at December 31, 2019).
The discount rate used for these provisions at December 31, 2020 was 0.08% with an average plan length of 4.29 years.
Sensitivity of the valuation
The table below shows the sensitivity of the value of termination, post-employment and other obligations, including the Individual Suspension Plan of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.
Impact on value	Impact on income statement	Impact on value	Impact on income statement
(205)	(205)	191	191
A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 191 million euros and have a positive impact on the income statement of 191 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 205 million euros and have a negative impact on the income statement of 205 million euros before tax.
The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 19).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	122

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
b) Provisions for dismantling of assets
The movement of provision for dismantling of assets in 2020 and 2019 is as follows:

Millions of euros
Dismantling of assets at December 31, 2018	909
Additions and accretion	178
Retirements/amount applied	(97)
Translation differences and other	(47)
Dismantling of assets at December 31, 2019	943
Additions and accretion	213
Retirements/amount applied	(116)
Transfers	(296)
Translation differences and other	(67)
Dismantling of assets at December 31, 2020	677
Transfers of 2020 includes the reclassification of provisions for dismantling of assets of Telefónica United Kingdom, amounting to 89 million euros, and the telecommunications towers division of Telxius, amounting to 212 million euros to "Liabilities associated with non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30).
The detail by segments of provision for dismantling of assets in 2020 and 2019 is as follows:

Millions of euros	12/31/2020	12/31/2019
Telefónica Spain	6	6
Telefónica Germany	503	421
Telefónica Brazil	64	141
Telefónica United Kingdom	—	89
Telefónica Hispam	99	120
Telxius Group	—	164
Other companies	5	2
Total	677	943
c) Other provisions
The movement in “Other provisions” in 2020 and 2019 is as follows:

Millions of euros
Other provisions at December 31, 2018	3,138
Reclassification entry into force IFRIC 23	(856)
Additions and accretion	946
Retirements/amount applied	(841)
Transfers	19
Translation differences and other	(90)
Other provisions at December 31, 2019	2,316
Additions and accretion	568
Retirements/amount applied	(500)
Transfers	(62)
Translation differences and other	(428)
Other provisions at December 31, 2020	1,894
Transfers of 2020 includes the reclassification of other provisions of Telefónica United Kingdom amounting to 74 million euros to "Liabilities associated with non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30).
The Group is exposed to risks of claims and litigation, mainly relating to tax and regulatory proceedings, and labor and civil claims.
Given the nature of the risks covered by these provisions, no reliable schedule of potential payments, if any, can be determined.
Telefónica Brazil
Telefônica Brasil, S.A. and its subsidiaries are party to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The Telefónica Group management based on the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered likely.
The balance of these provisions at December 31, 2020 and December 31, 2019 is shown in the following table:

Millions of euros	12/31/2020	12/31/2019
Tax proceedings	282	348
Regulatory proceedings	189	253
Labor claims	78	121
Civil proceedings	137	176
Total	686	898
Additionally, Telefónica Brazil recognized contingent liabilities according to IFRS 3 generated on acquisition of the controlling interest of Vivo Participaçoes in 2011 and GVT in 2015. These contingent liabilities amounted to 129 million euros at December 31, 2020 (184 million euros at December 31, 2019).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	123

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The detail of provisions for tax proceedings by nature of risk is as follows:

Millions of euros	12/31/2020	12/31/2019
Federal taxes	98	127
State taxes	98	103
Municipal taxes	6	8
FUST	80	110
Total	282	348
The breakdown of changes in provisions for tax proceedings in 2020 and 2019 is as follows:

Millions of euros
Balance at 12/31/2018	440
Reclassification entry into force IFRIC 23	(16)
Movements with a counterparty in the income statement	7
Write-offs due to payment	(83)
Monetary updating	6
Translation differences	(6)
Balance at 12/31/2019	348
Movements with a counterparty in the income statement	21
Write-offs due to payment	(4)
Monetary updating	22
Translation differences	(105)
Balance at 12/31/2020	282
Group management and legal counsel understand that losses are possible from tax contingencies in federal, state, municipal and other taxes for an aggregated amount of 4,606 million euros as of December 31, 2020 (5,768 million euros as of December 31, 2019). After the application of the interpretation IFRIC 23, the aggregated amount as of December 31, 2020 and 2019 does not include the possible contingencies from income tax proceedings (federal tax), which are described in Note 25.
Noteworthy state tax-related contingencies include the "ICMS" tax (see Note 25). Moreover, Telefónica Brazil presently has different open proceedings regarding the Fundo de Universalização de Serviços de Telecomunicações (FUST, refer to Note 29).
With regard to regulatory proceedings, Telefónica Brazil is party to administrative proceedings against Agencia Nacional de Telecomunicações (ANATEL) based on an alleged failure to meet sector regulations and judicial proceedings to contest sanctions applied by ANATEL at the administrative level. At December 31, 2020, consolidated provisions totaled 189 million euros (253 million euros at December 31, 2019). In addition, Group management and legal counsel understand that losses are possible from regulatory contingencies amounting to 881 million euros at December 31, 2020 (1,247 million euros at December 31, 2019), including the sanction for breaches of the Fixed
Telephony Regulation (see Note 29.a).
In addition, Group management and legal counsel understand that losses are possible from civil proceedings, amounting to 529 million euros at December 31, 2020 (772 million euros at December 31, 2019).
In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. The judicial deposits by nature of risk at December 31, 2020 and December 31, 2019 are as follows:

Millions of euros	12/31/2020	12/31/2019
Tax proceedings	228	443
Labor claims	38	70
Civil proceedings	149	232
Regulatory proceedings	42	58
Garnishments	5	8
Total	462	811
Current (see Note 15)	28	61
Non-current (see Note 12)	434	750
Telefónica del Perú
In 2015, the Group established a provision of 1,521 million Peruvian soles (approximately 431 million euros) in relation to tax claims involving Telefónica Peru (see Note 25). At December 31, 2018 this provision amounted to 439 million euros. At January 1, 2019, this amount was reclassified to "Taxes payable" of the statement of financial position (see Note 25), due to the application of the Interpretation IFRIC 23.
Telefónica, S.A.
The provision of the goodwill amortized for tax purposes amounted to 283 million euros at December 31, 2018 (see Note 25). At January 1, 2019, this amount was reclassified to "Deferred tax liabilities" of the statement of financial position (see Note 25), due to the application of the Interpretation IFRIC 23.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	124

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 25. Tax matters

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 44 companies at December 31, 2020 (42 companies at December 31, 2019).
This tax consolidation regime applies indefinitely providing the companies continue to meet the requirements set down in prevailing legislation, and that application of the regime is not expressly waived.
Group companies which are resident in Spain and which are not part of this consolidation regime and non-resident companies file individual or aggregated tax returns under the tax law applicable in each country.
Deferred taxes movement
The movements in deferred taxes in the Telefónica Group in 2020 and 2019 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2019	6,682	2,908
Additions	846	600
Disposals	(687)	(272)
Transfers	(230)	(257)
Translation differences and hyperinflation adjustments	(211)	(344)
Company movements and others	16	(15)
Balance at December 31, 2020	6,416	2,620

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2018	7,631	2,674
Reclassification entry into force IFRIC 23	—	313
Additions	1,070	586
Disposals	(1,123)	(323)
Transfers	(882)	(250)
Translation differences and hyperinflation adjustments	(33)	(87)
Company movements and others	19	(5)
Balance at December 31, 2019	6,682	2,908

Main changes registered in 2020
The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Due to the COVID-19 crisis (see Note 2), at December 31, 2020 the hypothesis assumed and the estimation of recoverability of deferred tax assets were revalued, taking into account the latest regulatory changes. As a result, the Group derecognized deferred tax assets for loss carryforwards with a counterparty in Corporate income tax amounting to 101 million euros, corresponding to the tax group in Spain.
Telefónica Brazil recognized deferred tax liabilities amounting to 231 million euros, mainly related to the tax amortization of goodwill.
Telefónica Germany recognized tax credits for loss carryforwards generated in previous years amounting to 159 million euros. Furthermore, Telefónica Germany recognized deferred tax liabilities amounting to 64 million euros.
The additions of deferred tax assets included tax credits recognized for 24 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2020 amounting to 64 million euros.
In 2020 the additions of deferred tax assets recognized for 30 million euros were the result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies included in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2020 included the impact of the materialization of these provisions, amounting to 217 million euros.
In 2020, additions of tax credits from deductions amounting to 103 million euros and disposals of 145 million euros were recognized for the tax group in Spain.
In compliance with the sixteenth transitional provision of amended Royal Decree-Law, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before January 1, 2013, the Group reclassified 204 million euros of deferred tax liabilities in order to recognize a higher tax payable to the Spanish tax authorities.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	125

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Additions of deferred tax assets amounting to 184 million euros were recognized, with a counterparty in Corporate income tax, corresponding to deductible temporary differences of assets of Telxius Towers Germany. As described below, at December 31, 2020, these deferred tax assets were reclassified as "Non-current assets and disposal groups held for sale".
Telxius Telecom, S.A. signed an agreement with American Tower Corporation for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (see Note 2). “Transfers” in 2020 includes the reclassification of deferred tax assets corresponding to the towers divisions of Telxius Group amounting to 250 million euros, to "Non-current assets and disposal groups held for sale" of the statements of financial position.
On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50:50 joint venture their operating businesses in the United Kingdom (see Note 2). “Transfers” in 2020 includes the reclassification of deferred tax liabilities corresponding to Telefónica United Kingdom amounting to 65 million euros, to “Liabilities associated with non-current assets and disposal groups held for sale” of the statements of financial position (see Note 30).
As a result of the impairment of goodwill and other assets of Telefónica Argentina, there was a partial reversal of deferred tax liabilities associated with the hyperinflation adjustment in Argentina, amounting to 94 million euros (see Note 7).
In 2020 the provision registered in relation to tax-amortized goodwill, mainly by the purchase of Vivo (see "Tax deductibility of financial goodwill in Spain" below in this note) amounted to 68 million euros.
The movements relating to deferred taxes recognized directly in equity in 2020 amounted to 116 million euros of additions (net position of higher deferred tax assets) and 90 million euros of disposals (net position of higher deferred tax liabilities).
Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 221 million euros as of December 31, 2020 (157 million euros as of December 31, 2019). The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to 230 million euros as of December 31, 2020 (285 million euros as of December 31, 2019).
Main changes registered in 2019
Telefónica Mexico reversed deferred tax assets with a counterparty in Corporate income tax, amounting to 454 million euros, due to the estimations about the time horizon in which the Group expects to recover the assets.
Telefónica Brazil recognized deferred tax assets amounting to 122 million euros, mainly generated in the year and disposals amounting to 127 million euros. In addition, Telefónica Brazil recognized deferred tax liabilities amounting to 304 million euros, mainly related to the tax amortization of goodwill.
The additions of deferred tax assets included tax credits recognized for 81 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2019 amounting to 77 million euros.
In 2019 the additions of deferred tax assets recognized for 492 million euros were the result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies included in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2019 included the impact of the recognition of these provisions, amounting to 207 million euros.
In 2019, additions of tax credits from deductions were recognized in Spain, in the amount of 95 million euros.
In compliance with the sixteenth transitional provision of amended Royal Decree-Law, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before January 1, 2013, the Group reclassified 209 million euros of deferred tax liabilities in order to recognize a higher tax payable to the Spanish tax authorities.
As explained below, a partial resolution upholding the claims of Telefónica by the Tribunal Económico-Administrativo Central (TEAC) pertaining the overpayments made in 2008-2011 resulted in the collection of 702 million euros, registered in transfers of deferred tax assets.
At January 1, 2019, 313 million euros were reclassified to "Deferred tax liabilities" of the statement of financial position, due to the application of the IFRIC 23 (see Note 24), mainly corresponding to the balance at January 1, 2019 of the provision in relation to tax-amortized goodwill by the purchase of Vivo (see "Tax deductibility of financial goodwill in Spain" below in this note). The provision registered in addition at 2019 were 69 million euros.
The movements relating to deferred taxes recognized directly in equity in 2019 amounted to 2 million euros of additions (net position of higher deferred tax liabilities) and 12 million euros of disposals (net position of higher deferred tax liabilities).
Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 157 million euros as of December 31, 2019 (307 million euros as of December 31, 2018). The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to 285 million euros as of December 31, 2019 (129 million euros as of December 31, 2018).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	126

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Expected realization of deferred tax assets and liabilities
The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position in 2020 and 2019 is as follows:

Millions of euros
12/31/2020	Total	Less than 1 year	More than 1 year
Deferred tax assets	6,416	944	5,472
Deferred tax liabilities	2,620	(173)	2,793

Millions of euros
12/31/2019	Total	Less than 1 year	More than 1 year
Deferred tax assets	6,682	747	5,935
Deferred tax liabilities	2,908	(17)	2,925
Deferred tax assets less than one year mainly come from the Tax Group in Spain (718 million euros in 2020 and 525 million euros in 2019).

Deferred tax assets
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2020	12/31/2019
Tax credits for loss carryforwards	2,741	2,884
Unused tax deductions	1,448	1,459
Deferred tax assets for temporary differences	2,227	2,339
Total deferred tax assets	6,416	6,682
Tax credits for loss carryforwards
The movements in Tax credits for loss carryforwards in the Telefónica Group in 2020 and 2019 are as follows:

Location of the company (Millions of euros)	Balance at 12/31/2019	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2020
Spain	1,420	3	(140)	—	—	1,283
Germany	695	183	(64)	—	(1)	813
Latin America	769	21	(14)	—	(131)	645
Other countries	—	—	—	—	—	—
Total tax credits for loss carryforwards	2,884	207	(218)	—	(132)	2,741

Location of the company (Millions of euros)	Balance at 12/31/2018	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2019
Spain	2,272	—	(16)	—	(836)	1,420
Germany	580	192	(77)	—	—	695
Latin America	976	25	(202)	—	(30)	769
Other countries	—	—	—	—	—	—
Total tax credits for loss carryforwards	3,828	217	(295)	—	(866)	2,884

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	127

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The Spanish tax group considers that unused tax loss carryforwards in Spain, taking into account tax litigation in which the group is involved, amount to 6,803 million euros at December 31, 2020:

Millions of euros	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	4,602	645	3,957
Tax loss carryforwards generated before consolidation in the tax group	2,201	—	2,201
Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2020 amounted to 1,283 million euros (1,420 million euros at December 31, 2019). Total unrecognized tax credits for loss carryforwards of the Spanish tax group amounted to 422 million euros. These tax credits do not expire.
The Group companies in Germany have recognized 813 million euros of tax credits for loss carryforwards at December 31, 2020. Total unrecognized tax credits for loss carryforwards of these companies amount to 6,175 million euros. These tax credits do not expire.
Recognized tax credits in the consolidated statement of financial position arising from the Latin American subsidiaries at December 31, 2020 amounted to 645 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amounted to 824 million euros.
Deductions
The Group has recognized 1,448 million euros of tax credits from deductions at December 31, 2020, in Spain, generated primarily from export activity, R+D+i, double taxation and donations to non-profit organizations.
In 2020, tax credits from deductions generated in the year were recognized for 103 million euros. In 2019, tax credits from deductions of 95 million euros were reversed in Spain, as a consequence of the review in the expected schedule of realization of deferred tax assets and liabilities.
Temporary differences
The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2020 and 2019 are as follows:

Millions of euros	12/31/2020	12/31/2019
Goodwill and intangible assets	208	323
Property, plant and equipment	421	520
Personnel commitments	1,493	1,730
Provisions	693	832
Investments in subsidiaries, associates and other shareholdings	6	6
Inventories and receivables	288	273
Rights of use	29	15
Lease liabilities	909	796
Other concepts	483	615
Total deferred tax assets for temporary differences	4,530	5,110
Deferred tax assets and liabilities offset	(2,303)	(2,771)
Total deferred tax assets for temporary differences registered in the statement of financial position	2,227	2,339

Millions of euros	12/31/2020	12/31/2019
Goodwill and intangible assets	1,678	2,115
Property, plant and equipment	1,028	1,203
Personnel commitments	12	7
Provisions	514	385
Investments in subsidiaries, associates and other shareholdings	268	414
Inventories and receivables	12	197
Rights of use	918	800
Other concepts	493	558
Total deferred tax liabilities for temporary differences	4,923	5,679
Deferred tax assets and liabilities offset	(2,303)	(2,771)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	2,620	2,908

Deferred tax assets and liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
The heading "Other concepts” includes, among others, the difference between the accounting and tax values created by

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	128

Consolidated Financial Statements 2020 Notes to the consolidated financial statements the value of financial derivatives at year end (see Note 19).
Tax payables and receivables
Current tax payables and receivables at December 31, 2020 and 2019 are as follows:

Millions of euros	Balance at 12/31/2020	Balance at 12/31/2019
Tax payables
Tax withholdings	105	161
Indirect taxes	380	817
Social security	118	137
Current income taxes payable	813	1,073
Other	316	372
Total	1,732	2,560

Millions of euros	Balance at 12/31/2020	Balance at 12/31/2019
Tax receivables
Indirect taxes	484	941
Current income taxes receivable	334	507
Other	84	113
Total	902	1,561

Tax payables of Telefónica United Kingdom are registered in "Liabilities associated with non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see Notes 2 and 30).
Tax receivables for indirect taxes at December 31, 2020 does not include any balance to be offset by refunded payments by PIS/COFINS payments described in Note 12 (452 million euros at December 31, 2019).

Reconciliation of book profit before taxes to taxable income
The reconciliation between book
profit before tax and the inco

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	129

Consolidated Financial Statements 2020 Notes to the consolidated financial statements me tax expense from continuing operation
s for 2020, 2019 and 2018 is as follows:

Millions of euros	2020	2019	2018
Accounting profit before tax	2,583	2,718	5,571
Tax expense at prevailing statutory rate	532	722	1,544
Permanent differences	289	(223)	133
Changes in deferred tax charge due to changes in tax rates	14	8	6
(Capitalization)/reversal of tax deduction and tax relief	(103)	(44)	371
(Capitalization)/reversal of loss carryforwards	(88)	118	(1,067)
Increase/(decrease) in tax expense arising from temporary differences	(8)	484	569
Other concepts	(10)	(11)	65
Corporate income tax	626	1,054	1,621
Breakdown of current/deferred tax expense
Current tax expense	462	1,108	1,122
Deferred tax expense/(benefit)	164	(54)	499
Total Corporate income tax	626	1,054	1,621
"Permanent differences" in 2020 includes the effect of the
non-deductible charge for the impairment losses on goodwill

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	130

Consolidated Financial Statements 2020 Notes to the consolidated financial statements and other assets of Telefónica Argentina (see Note 7).
"(Capitalization)/reversal of loss carryforwards" in 2020 includes the recognition of tax credits in Telefónica Germany and Group 3G UMTS amounting to 159 million euros and 24 million euros, respectively, partially compensated by the reversal of the tax group in Spain amounting to 101 million euros.
"Increase/(decrease) in tax expense arising from temporary differences" in 2020 mainly includes the recognition of deferred tax assets amounting to 184 million euros corresponding to deductible temporary differences of assets of Telxius Towers Germany, partially compensated by the effect of deductible temporary differences not recognized in Telefónica México, amounting to 152 million euros.
The reversed deferred tax assets with a counterparty in Corporate income tax of Telefónica Mexico, referred to in the section “Main changes registered in 2019” of the deferred tax movement, were reflected in the headings “(Capitalization)/reversal of loss carryforwards” amounting to 183 million euros and “(Increase)/decrease in tax expense arising from temporary differences” amounting to 271 million euros.
The heading “Other concepts” at 2019, included a lower expense for income tax amounting to 201 million euros related to the indemnity associated with the resolution Tribunal Económico-Administrativo Central (see section “Inspections of the tax group in Spain” later in this Note). Moreover, it included an expense amounting to 154 of Telefónica Peru (see section “Tax litigation in Telefónica del Perú” later in this note).
Tax deductibility of financial goodwill in Spain
The tax regulations added article 12.5 to the Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.
Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized for five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and ColTel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2020, was 1,716 million euros.
In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State, as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged the validity of the tax incentive for those investors that invested in European companies for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision, in its third decision issued on October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.
There are also doubts in the Spanish Courts about the classification of the incentive as a deduction and its maintenance in the case of subsequent transmission.
As of the date of this Annual Report, the three decisions continue to be subject to a final ruling. The first two were initially annulled by two judgments of the General Court of the European Union, which were appealed by the EC in the Court of Justice of the European Union and sent again to the General Court in December 2016, which ruled on November 15, 2018, confirming the applicability of the principle of legitimate expectations, but considered the "goodwill amortization" as state aid not compatible with the common market. The third decision remains pending a judgment from the court of first instance.
Notwithstanding the above, the "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agenica Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015, and in November of the same year, it initiated the recovery procedure for goodwill relating to years 2016 to 2018. The recovery of such amounts is provisional, pending the final rulings on the appeals brought against the three decisions. The amount paid by Telefónica in March 2019, after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 1.4 million euros.
Notwithstanding the fact that the company understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly VIVO, the Group has decided to continue provisioning the amount of the goodwill amortized for tax purposes, which amounted to 420 million euros as of December 31, 2020 (352 million euros as of December 31, 2019).
Inspections of the tax group in Spain
In July 2019, new inspection proceedings were initiated for several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The concepts and periods being audited are: Corporate Income

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	131

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Tax for the years 2014 to 2017 and Value Added Tax, Withholdings income Tax for the second half of 2015 and from 2016 to 2018.
Though the maximum duration for the tax inspection procedures is 27 months and due to the official publication of the Royal Decree 3/2020 of March 17 as result of COVID-19, the regular procedures were suspended between March 14 and June 1 of 2020, implying the extension of the deadline towards December 2021.
In relation to the inspection proceeding of Corporate Income Tax for years 2008 to 2011, on January 23, 2019 Telefónica was notified of a resolution issued by the Spanish Central Economic-Administrative Tax Court (Tribunal Económico-Administrativo Central) which partially upheld the claims brought by Telefónica against the assessments relating to the 2008-2011 Corporate Income Tax Audit.
On March 15, 2019, Telefónica announced that it had been notified of an Execution Notice issued by the Agencia Estatal de Administración Tributaria in connection with the Spanish Central Economic-Administrative Tax Court resolution (which had partially upheld the claims filed by Telefónica against the assessments pertaining to the 2008-2011 Corporate Income Tax Audit). Said Execution Notice ordered a 702 million euros refund to Telefónica, pertaining to overpayments made in those tax years, which was paid to Telefónica at that date. Telefónica filed an appeal with the Central Economic-Administrative Tax Court against the Execution Notice. Such appeal was resolved favorably to Telefónica's interests on June 13, 2019, resulting in a new refund of 201 million euros related to compensating interest which was recorded as Corporate income tax in the 2019 income statement. Telefónica received this payment in July 2019.
In relation to the inspection proceedings of Corporate Tax for the years 2005 to 2007 and 2008 to 2011, which ended in 2012 and 2015, respectively, Telefónica continues to dispute the criteria used for the accounting of Net Operating Losses and deductions. The case is pending before the National Audience.
As a result of the ongoing inspection process and the pending tax years to be inspected, it is not considered that there is a need to recognize additional liabilities in the consolidated financial statements.
Tax litigation in Telefónica Brazil
State taxes
The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to this tax.
To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, Internet advertising services, and complementary or additional services to the basic telecommunications services such as value-added services, modem rental, and the application of this tax on the basic fee (assinatura básica). In the case of the latter (assinatura básica), a case is still pending before the Supreme Court including Oi, which could affect other companies of the telecommunications sector.
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 17,446 million Brazilian reais (approximately 2,736 million euros at the exchange rate of December 31, 2020, see Note 24), 15,460 million Brazilian reais on December 31, 2019 (approximately 3,416 million euros at the exchange rate on that date). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.
Federal taxes
In addition, there are possible contingencies in relation to the income tax federal taxes for the total amount of 16,873 million Brazilian reais as of December 31, 2020 (approximately 2,647 million euros at the exchange rate on that date), 9,895 million Brazilian reais as of December 31, 2019 (approximately 2,186 million euros at the exchange rate on that date), mainly related to the tax amortization in Brazil in the years 2011 to 2017 of the goodwill originated in the acquisitions of Vivo and GVT and their subsequent merger with Telefónica Brasil. These proceedings are at the administrative and judicial stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.
There are other probable contingencies in relation to the income tax federal taxes for the total amount of 96 million Brazilian reais as of December 31, 2020 (approximately 15 million euros at the exchange rate on that date), 87 million Brazilian reais as of December 31, 2019 (approximately 14 million euros at the exchange rate on that date). The Company has recognized a provision for this amount.
Tax litigation in Telefónica del Perú
With regard to tax matters in Peru, litigation continues over corporate income tax for 2000 and 2001, payments on account for the year 2000, recoverable balances for 1998 and 1999, and the interest and penalties that should apply to these.
In August 2015, the court of second instance handed down a ruling partially upholding the position of Telefónica del Perú, ruling in its favor on three of the five objections filed by the tax authorities and appealed before the courts, relating, inter alia, to corporate income tax for 2000-2001 (among others). This dispute accounts for more than 75% of the total amount under litigation, with the objections relating to insolvency provisions, interest on borrowing and leases of space for public telephones.
With regard to these tax matters, in July 2019 Telefónica del

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Perú received notification of two rulings of the Supreme Court on the contentious administrative appeals of the 2000 and 2001 financial years. These rulings do not definitively resolve some of the main issues that both litigations deal with when partial nullity of the previous rulings is declared, and therefore the issues must be returned back to the Superior Court, lower instance, to be judged again.
However, to the extent that there have been some adjustments over which the judgments are pronounced (positively for the company in relation to the deductibility of the rental of public spaces and negative in the case of the deductibility of certain financial charges), the company recorded in its financial statements of 2019 an additional provision of 580 million Peruvian nuevo sol (approximately 154 million euros at the exchange rate as of December 31, 2019).
In addition, in January 2020 Telefónica del Perú received a notification of the Supreme Court ruling regarding insolvency provisions, annulling, as for the year 1998, the ruling of the court of second instance for 2000-2001 and returning the case to the court of first instance which declared the appeal unfounded. However, Telefónica del Perú has filed a cassation appeal against said judgment.
Therefore, all settlements carried out by SUNAT for 2000 and 2001 financial years are still pending of the final ruling in the judicial phase.
Regarding these ruling, the Group and its external attorneys consider that there are solid arguments to defend their position, both in relation to the insolvency provisions and in relation to the interest in the administrative phase and to recoverable balances for 1998 and 1999.
Given the sentences and rulings handed down in June and August 2015, the Group recognized a provision in the 2015 consolidated financial statements, provision that at December 31, 2020 reached, including interest accrued and the additional provision recognized in 2019, a total amount of 2,407 million Peruvian soles (approximately 542 million euros at the exchange rate of December 31, 2020). See Note 24
On February 23, 2021, Telefónica del Perú has been electronically notified of the Constitutional Court's Ruling in relation to the second of the judicial appeals filed against the aforementioned late payment interest applicable in the administrative process. The Ruling considers that the calculation of late payment interest in the administrative process is inadmissible due to the time exceeded in resolving the tax matters beyond the time framework legally set forth. Although this Ruling is favorable to the Company, at the date of preparation of these consolidated financial statements, the possible clarification requests that may be presented by each of the parties are still pending, as well as it is also pending the scope of its effects as linked to the first of the appeals still pending judgment in the Constitutional Court, so that as of this day it is not possible to quantify the possible effects that this Ruling may have on the provision recorded as of December 31, 2020.
Years open for inspection in the Group companies
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute of limitations periods. In Spain the taxes from 2014 onwards are open to inspection.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:
• The last twelve years in Germany.
•The last seven years in the United Kingdom.
•The last seven years in Argentina.
•The last five years in Brazil, Mexico, Colombia, Uruguay and the Netherlands.
•The last four years in Peru and Costa Rica.
•Since 2016, the statute of limitation in Venezuela is six years.
•The last three years in Chile, Ecuador, El Salvador and the United States.
The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 26. Revenue and expenses

Revenues
The breakdown of Revenues for the years 2020, 2019 and 2018 is as follows:

Millions of euros	2020	2019	2018
Rendering of services	37,394	42,264	43,085
Sales	5,682	6,158	5,608
Total	43,076	48,422	48,693
Sales mainly include the sale of mobile terminals.
Other income
The breakdown of “Other income” is as follows:

Millions of euros	2020	2019	2018
Own work capitalized	873	890	815
Gain on disposal of companies	67	677	21
Gain on disposal of other assets	276	612	241
Government grants	17	22	22
Other operating income	354	641	523
Total	1,587	2,842	1,622
"Gain on disposal of companies" in 2020 mainly includes the impact of the initial registration of the joint venture of Telefónica with Allianz to deploy Fiber-to-the-Home (FTTH) in Germany (see Note 29.c). "Gain on disposal of companies" in 2019 mainly included the gains for the sales of Antares, Telefonía Celular de Nicaragua and Telefónica Móviles Panama (see Note 2). In addition, in 2019 it included the capital gain for the sale of data centers businesses, amounting to 213 million euros (see Note 2).
“Gain on disposal of other assets” includes gains from the sale of telecommunications towers of 39 million euros, 176 million euros and 53 million euros in 2020, 2019 and 2018, respectively. Additionally, in 2019 it included a 95 million euros gain corresponding to licenses with deferred payments of Telefónica México that were released (see Note 2).
"Other operating income" in 2019 included 103 million euros corresponding to the amount received for the irrevocable sale of the future credit rights that might arise from the favorable resolution of a number of claims and lawsuits of various kinds that Telefónica had filed at the date of the sale agreement. Furthermore, the agreement included an additional amount of 51 million euros collected from the sale of future credit rights that might arise from claims filed within four years following the date of the agreement. Of this amount, 19 million euros were not yet recognized in the income statement at December 31, 2020. The agreement do not provide for direct or indirect repayment, full or partial, of the cash received, irrespective of the future outcome of such claims. The consideration received as a result of this transaction is approximately 10% of the underlying nominal amount of the current claims.
"Other operating income" in 2018 included gains from changes in the fair value of equity instruments for 24 million euros.
Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	2020	2019	2018
Leases included in "Other expenses" (1)	89	123	1,071
Other external services	9,617	11,370	11,427
Taxes other than income tax	902	995	365
Change in trade provisions	860	974	785
Losses on disposal of fixed assets and changes in provisions for fixed assets	416	187	35
Goodwill impairment (Note 7)	519	206	350
Other operating expenses	468	589	366
Total	12,871	14,444	14,399
(1) Following the adoption of IFRS 16 (Leases) in 2019, only included short-term leases and leases of low-value or intangible assets (see Notes 2 and 9).
"Losses on disposal of fixed assets and changes in provisions for fixed assets" in 2020 includes impairment losses of intangible assets and property, plant and equipment of Telefónica Argentina, for a total amount of 375 million euros (see Note 7). In 2019 it included a 123 million euros loss on disposal of intangible assets for the return of spectrum licenses of Telefónica Mexico (see Note 2).
"Other operating expenses" in 2019 included the impact of the transformation of the operating model of Telefónica Mexico in certain pre-existing service contracts, amounting to 167 million euros (see Note 2).
The favorable court rulings obtained by Telefónica Brazil in relation to the right to exclude the state tax on goods and services (ICMS) from the tax base for PIS and COFINS contributions, reduced the “Taxes” item by 789 million euros in 2018. In 2020, a new final decision in favor of Telefónica Brazil was passed, with an impact of 75 million euros (see

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 12).
Estimated payment schedule
The estimated payment schedule for purchases and other contractual commitments (non-cancelable without penalty cost) is as follows:

Millions of euros	Purchases and other contractual commitments
Less than 1 year	3,939
1 to 3 years	4,267
3 to 5 years	1,027
More than 5 years	905
Total	10,138
Commitments for short-term leases and low value leases amounted to 42 million euros as of December 31, 2020. In addition, lease collection commitments amounted to 14 million euros as of December 31, 2020.
Headcount
The table below presents the breakdown of the Telefónica Group’s average number of employees by segment (see Note 4) in 2020, 2019 and 2018, together with total headcount at December 31 each year.

	2020		2019		2018
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	22,992	22,978	25,338	23,081	26,892	25,474
Telefónica United Kingdom	6,501	6,318	6,940	6,861	6,732	7,188
Telefónica Germany	7,770	7,701	8,034	7,955	8,366	8,203
Telefónica Brazil	33,938	33,828	33,147	33,905	34,068	33,499
Telefónica Hispam	33,872	33,506	35,928	34,474	38,037	37,490
Telxius Group	509	557	470	494	419	438
Other companies	7,600	7,909	8,168	7,834	8,239	8,507
Total	113,182	112,797	118,025	114,604	122,753	120,799
At December 31, 2020, approximately 38.00% of the final headcount are women (37.84% at December 31, 2019).
At December 31, 2020, the number of employees with disabilities is 1,119 (1,081 employees at December 31, 2019), of which 215 employees are in Spain (222 employees in 2019).
Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2020	2019	2018
Property, plant and equipment (Note 8)	5,022	5,613	5,751
Intangible assets (Note 6)	2,735	3,248	3,298
Rights of use (Note 9)	1,602	1,721	n.a.
Total	9,359	10,582	9,049
The non-current assets of Telefónica United Kingdom ceased to be amortized and depreciated for accounting purposes once they were reclassified as "Non-current assets and disposal groups held for sale" (see Notes 2 and 4).
Earnings per share
Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities (see Note 17) by (b) the weighted average number of ordinary shares outstanding during the year, plus the weighted average number of ordinary shares that would be issued on the conversion of the mentioned convertible bonds into ordinary shares from the date of their issue.
Diluted earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent, adjusted as described above, by the weighted average number of ordinary shares adjusted as described in the preceding paragraph, plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.
Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Millions of euros	2020	2019	2018
Profit attributable to ordinary equity holders of the parent from continuing operations	1,582	1,142	3,331
Adjustment for the coupon corresponding to undated deeply subordinated securities	(335)	(379)	(540)
Tax effect	84	97	138
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share from continuing operations	1,331	860	2,929

Number of shares (thousands)	2020	2019 (*)	2018 (*)
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	5,471,160	5,453,145	5,461,067
Telefónica, S.A. share option plans	6,590	4,766	663
Weighted average number of ordinary shares outstanding for diluted earnings per share (excluding treasury shares)	5,477,750	5,457,911	5,461,730
(*) Revised data.
For the purposes of calculating the earnings per share (basic and diluted), the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources, as if such transactions had occurred at the beginning of the earliest period presented. Such is the case of the bonus share issues carried out to meet the scrip dividend (see Note 17).
Thus, basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Figures in euros	2020	2019	2018
Basic earnings per share	0.24	0.16	0.54
Diluted earnings per share	0.24	0.16	0.54

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	136

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 27. Share-based payment plans

Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2018-2022
At the General Shareholders’ Meeting held on June 8, 2018, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.
The number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, and (ii) 50% on the generation of free cash flow of Telefónica Group ("FCF").
The plan will be in force for five years and is divided into three cycles of three years each. The first cycle commenced in 2018 and will be finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan was 8,466,996, assigned as of January 1, 2018 with a unit fair value of 6.4631 euros per share for FCF objective and 4.516 euros for TSR. As of December 31, 2020 the number of outstanding shares was 7,093,162. Once considered the target fulfillment levels for 2018, 2019, and 2020, a weighted achievement ratio of 50% has been reached. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company.
Nevertheless, on February 23, 2021, the Chairman & CEO declared in the Nominating, Retribution and Good Governance Committee that he considered appropriate to renounce to this incentive perception as a sign of responsibility with society, customers, shareholders and employees of Telefónica as well as a cautious measure after the economic impacts of the CoVID-19 crisis. The COO made the same declaration. The renounce was accepted by the Board of Directors.
The second cycle commenced in 2019 and will be finalized on December 31, 2021, with delivery of the respective shares in 2022. The maximum number of shares assigned to this cycle of the plan was 9,471,489 shares and the outstanding at December 31, 2020 8,257,335, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2020	Unit fair value (euros)
TSR Objective	4,735,744.5	4,128,667.5	4.44
FCF Objective	4,735,744.5	4,128,667.5	6.14
In 2020 the third cycle commenced, and it will be finalized on December 31, 2022, with delivery of the respective shares in 2023. The maximum number of shares assigned to this cycle of the plan was 5,346,508 shares and the outstanding shares at December 31, 2020 5,309,098, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2020	Unit fair value (euros)
TSR Objective	2,673,254	2,654,549	1.64
FCF Objective	2,673,254	2,654,549	3.21
Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2018-2022” (TFSP)
At its meeting on June 8, 2018, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".
The term of this plan is also five years and it is divided into 3 cycles. As in the case of the Performance Share Plan described above, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The first cycle commenced in 2018 and finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan was 787,500, assigned as of January 1, 2018 with a unit fair value of 6.4631 euros per share for FCF objective and 4.516 euros for TSR. As of December 31, 2020 the number of outstanding shares was 691,750.
The second cycle commenced in 2019 and will be finalized on December 31, 2021, with delivery of the respective shares in 2022. The maximum number of shares assigned to this cycle of the plan was 812,000 shares and there were 745,000 outstanding shares at December 31, 2020, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2020	Unit fair value (euros)
TSR Objective	406,000	372,500	4.44
FCF Objective	406,000	372,500	6.14
In 2020 the third cycle commenced, and it will be finalized on December 31, 2022, with delivery of the respective shares in 2023. The maximum number of shares assigned to this cycle of the plan was 897,400 shares and the outstanding shares at December 31, 2020 894,000, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2020	Unit fair value (euros)
TSR Objective	448,700	447,000	1.64
FCF Objective	448,700	447,000	3.21
Incentivized purchases of Telefónica, S.A. shares for employees
The Telefónica, S.A. Ordinary General Shareholders’ meeting on June 8, 2018 approved a new voluntary plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve-month period, with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. The maximum amount that each employee could invest was limited to 1,800 euros.The employees that remain part of the Telefónica Group and hold on to the shares for one year following the acquisition period (the vesting period), will be entitled to receive one free share for every two shares they purchased and retained throughout the vesting period. In any event, the maximum number of additional shares to be delivered under this plan may not exceed: i) the result of dividing the amount assigned to the Plan, which is a maximum of 30 million euros, by the price at which the acquired shares were purchased pursuant to each of the investment agreements; ii) nor 0.1% of the Company’s capital stock on the date of approval of the plan by the General Shareholders’ Meeting.
The purchase period commenced in August 2019. As of
December 31, 2020, 16,655 employees had registered for the plan.

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 28. Cash flow detail

Net cash flow provided by operating activities
The detail of net cash flow provided b
y operating activities is the following:

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Millions of euros	2020	2019	2018
Cash received from operations	51,353	57,699	58,815
Cash paid from operations	(36,477)	(41,224)	(42,891)
Cash paid to suppliers	(31,080)	(35,450)	(37,044)
Cash paid to employees	(4,434)	(4,934)	(5,072)
Payments related to cancellation of commitments	(963)	(840)	(775)
Net payments of interest and other financial expenses net of dividends received	(1,171)	(1,725)	(1,636)
Net interest and other financial expenses paid	(1,193)	(1,754)	(1,664)
Dividends received	22	29	28
Taxes proceeds/ (payments)	(509)	272	(865)
Net cash flow provided by operating activities	13,196	15,022	13,423
The net cash flow provided by operating activities in 2020 has been reduced mainly by the decrease in cash received from operations compared to the same period of the previous year.
Operating receipts have decreased by 6,346 million euros compared to 2019, highly influenced by the evolution of exchange rates, mainly in Brazil (see Note 2), and the variation in revenues compared to 2019. Operating payments have suffered a behavior similar than operating receipts (-11% compared to 2019), also impacted by exchange rates and the evolution of commercial and operating expenses.
Interest payments amounted to 1,171 million euros in 2020, which represents a drop of 32.1% compared to 2019, mainly due to the reduction of debt as well as its cost.
The heading "Taxes proceeds/(payments)" in 2020 is higher than 2019 due to the extraordinary refund that occurred last year for overpayments made amounting to 702 million euros, and the corresponding compensating interests amounting to 201 million euros. Excluding these effects, the tax payment is lower due to lower payments on account, partially offset by extraordinary payments in Telefónica Mexico and lower returns from previous years.
Net cash flow used in investing activities
The detail of "(Payments on Investments)/proceeds from the sale in property, plant and equipment and intangible assets, net" is the following:

Millions of euros	2020	2019	2018
Proceeds from the sale in property, plant and equipment and intangible assets	509	751	192
Payments on investments in property, plant and equipment and intangible assets	(7,529)	(8,410)	(8,777)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(7,020)	(7,659)	(8,585)

Payments for non-financed spectrum in 2020 totaled 125 million euros, mainly due to the payment of 114 million euros for Telefónica United Kingdom.
Payments for non-financed spectrum in 2019 totaled 158 million euros, mainly due to the payment of 130 million euros for Telefónica Mexico.
The detail of "Proceeds on disposals of companies, net of cash and cash equivalents disposed" is the following:

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Millions of euros	2020	2019	2018
Sale of Axonix Ltd and Telefónica Digital Inc.	—	—	29
Sale of Seguros de Vida y Pensiones Antares, S.A. (Note 2)	—	151	—
Sale of Telefónica Móviles Guatemala, S.A. (Note 2)	—	270	—
Sale of Telefonía Celular de Nicaragua, S.A. (Note 2)	—	342	—
Sale of Telefónica Móviles Panamá, S.A. (Note 2)	—	519	—
Sale of data center businesses (Note 2)	—	515	—
Tax associated with the sales of operating businesses in Guatemala, Nicaragua and Panamá in Telefónica Centroamérica Inversiones, S.L.	71	(83)	—
Others	10	9	—
Proceeds on disposals of companies, net of cash and cash equivalents disposed	81	1,723	29
Payments on investments in companies, net of cash and cash equivalents acquired	(79)	(12)	(3)
The detail of "Proceeds on financial inv
estments not included under cash equival

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements ents" and "Payments on financial investments not i
ncluded under cash equivalents" is the following:

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Millions of euros	2020	2019	2018
Investments of Seguros de Vida y Pensiones Antares, S.A.	—	3	78
Sale of stake in Shortcut I GmbH & Co. KG	—	—	21
Collateral guarantees on derivatives	2,224	1,793	806
Legal deposits	63	11	—
Others	21	28	99
Proceeds on financial investments not included under cash equivalents	2,308	1,835	1,004
Legal deposits	—	(33)	(54)
Collateral guarantees on derivatives	(3,251)	(947)	(754)
Derivatives of Telefónica, S.A.	—	(12)	—
Capital increase in PRISA (Note 12)	—	(15)	—
Others	(46)	(125)	(157)
Payments on financial investments not included under cash equivalents	(3,297)	(1,132)	(965)
Payments and proceeds on placements of c
ash surpluses not included under cash eq

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements uivalents in 2020 largely relate to placements made by Telef
ónica, S.A. Payments and proceeds on placements of cash surp

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements luses not included under cash equivalents in 2019 largely re late to placements made by Telefónica, S.A. and Telefónica M

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements
óviles Arge
ntina, S.A.
Net cash flow used in financing activities
The detail of dividends paid, proceeds from issu
e of share capital increase, payments and procee

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements ds of treasury shares and other operations with shareholders and minority interests, and operations with other equity ho

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements lders is the following:

Millions of euros	2020	2019	2018
Dividends paid to the shareholders of Telefónica, S.A. (*)	(825)	(2,056)	(2,048)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(227)	(352)	(245)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(156)	(247)	(238)
Payments to non-controlling interests of Telefónica Centroamérica Inversiones, S.L.	(39)	—	(28)
Payments to non-controlling interests of Telxius Telecom, S.A. and Pontel Participaciones, S.L.	(44)	(86)	(231)
Others	(5)	(1)	(4)
Dividends paid (see Note 17)	(1,296)	(2,742)	(2,794)
Share capital increase Pontel and Telxius (see Note 17.i)	323	—	—
Sale of 16.65% of Pontel Participaciones, S.L. (see Note 5)	—	—	379
Transactions carried out by Telefónica, S.A. (see Note 17)	(217)	(86)	—
Telefónica Centroamérica Inversiones, S.L. share premium (ECPN.) refund related to the sale of T. Guatemala, T. Nicaragua and T. Panama	—	(414)	—
Others	(6)	(4)	—
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(223)	(504)	379
Issuance of undated deeply subordinated securities (Note 17)	500	1,800	2,250
Acquisition of undated deeply subordinated securities (Note 17)	(385)	(935)	(1,779)
Payment of undated deeply subordinated securities (Note 17)	(808)	(118)	(473)
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (see Note 17)	(327)	(357)	(559)
Operations with other equity holders	(1,020)	390	(561)
(*) This amount differs from that indicated in Note 17 because of withholding taxes deducted in the payment to certain major shareholders in accordance with current legislation.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	148

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The detail of proceeds on issue of debentures and bonds, and other debts, proceeds on loans, borrowings and promissory notes, amortization of debentures and bonds, and other debts, repayments of loans, borrowings and promissory notes, lease principal payments and financed operating payments and investments in property, plant and equipment and intangible assets payments is the following:

Millions of euros	2020	2019	2018
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	3,500	2,500	2,000
Issued under the SHELF program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	—	1,113	1,746
Issuance of O2 Telefónica Deutschland Finanzierungs, GmbH (Appendix III)	—	—	600
Issuance of Telefónica del Perú, S.A.A. (*)	—	457	—
Issuance of Colombia Telecomunicaciones S.A, E.S.P.	408	—	—
Others	103	116	(57)
Proceeds on issue of debentures and bonds, and other debts	4,011	4,186	4,289
Structured financing	—	—	750
Disposal bilateral loans of Telefónica, S.A. (see Note 18)	350	200	585
Syndicated loan of Telxius Telecom, S.A.	—	—	289
Syndicated bilateral loan of Telxius Telecom, S.A.	—	150	—
Settlement of nominal value of gross debt hedging derivatives	1,119	153	209
Disposal bilateral loans and syndicated loan of Colombia Telecomunicaciones, S.A, E.S.P.	436	—	—
Others	2,611	1,199	2,349
Proceeds on loans, borrowings and promissory notes (see Appendix V)	4,516	1,702	3,973
Repayments of debentures and bonds, and other debts	(6,728)	(3,653)	(4,654)
Amortization bilateral loans of Telefónica, S.A.	—	(1,835)	(800)
Amortization of structured financing of Telefónica Europe B.V.	—	(1,500)	—
Settlement of nominal value of amortized debt hedging derivatives	(139)	(148)	(52)
Others	(2,713)	(2,873)	(3,188)
Repayments of loans, borrowings and promissory notes (see Appendix V)	(2,852)	(6,356)	(4,040)
Lease principal payments (Note 20)	(1,787)	(1,518)	—
Financed spectrum licenses payments (Note 21)	(60)	(59)	(44)
Payments for investments in spectrum use licenses financed without explicit interest (Notes 2 and 21)	(87)	(87)	—
Payments to suppliers with extended payment terms (Note 18)	(235)	(380)	(428)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(382)	(526)	(472)
(*) Data converted at the exchange rate at the end of each of the corresponding periods. The impact of the exchange rate with respect to the date of the transaction is included in the "Others" line within the same sub-heading.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	149

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 29. Other information

a) Litigation and arbitration
Telefónica and its Group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.
Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.
The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.n) when the consolidated financial statements for the year ended December 31, 2020 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.
The following unresolved legal proceedings or those underway in 2020 are highlighted (see Note 25 for details of tax-related cases):
Appeal against the decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)
Vivo Group operators (currently "Telefónica Brasil"), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service– with retroactive application from 2000. On March 13, 2006, Regional Federal Court no. 1. granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.
At the same time, Telefónica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional
Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1, which was dismissed on May 10, 2016. ANATEL filed an appeal against this dismissal.
The fixed operators filed an appeal to clarify that revenues obtained through interconnection and dedicated line operation should not be included in the calculation of the amounts payable to the FUST. In addition, the court was also requested to rule on two grounds which had not been analyzed in the initial decision: (i) that the FUST has become obsolete, among other reasons, by the advance of mobile telephony; and (ii) that amounts collected are not applied to the purpose for which the FUST was created, since only a very low percentage of the revenues collected by the FUST is used to finance fixed telephony. Although the petition for clarification was dismissed on August 23, 2016, the court noted that the FUST should not be funded with revenues from interconnection and dedicated line operation. ABRAFIX appealed to the higher courts on these two elements that had not been analyzed. ANATEL appealed all the holdings of the ruling to the higher courts.
The amount of the claim is quantified at 1% of the interconnection revenues.
Appeal against the Decision of the European Commission dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union
On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both companies were venturers and which was the owner of the Brazilian company Vivo.
On January 23, 2013, the European Commission passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica in the amount of 67 million euros, as the European Commission ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements
On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the European Commission, in which the European Commission reaffirmed the main arguments of its ruling and, specifically, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.
A hearing was held on May 19, 2015, at the European Union General Court.
On June 28, 2016, the European Union General Court ruled. Although it declared the existence of an infringement of competition law, it annulled Article 2 of the contested Decision and required the European Commission to reassess the amount of the fine imposed. The General Court considered that the European Commission has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.
Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.
On November 23, 2016, the European Commission filed its response against the Telefónica's appeal. On January 30, 2017, Telefónica filed its response. On March 9, 2017, the European Commission filed its rejoinder.
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. The European Commission must issue a new resolution in accordance with the judgment of the General Court of June 2016, which urged the Commission to recalculate the amount of the fine.
Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer
Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were non-controlling shareholders of Cesky Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.
On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favorable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech korunas (approximately 23 million euros) to Venten and 227 million Czech korunas (approximately 8 million euros) to Lexburg, in each case plus interest.
On December 28, 2016, the decision was notified to Telefónica. Telefónica filed an extraordinary appeal, requesting the suspension of the effects of the decision.
In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.
Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague. On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.
On February 14, 2019, notification was given to Telefónica of the resolution of the Supreme Court which, based on the extraordinary appeal filed by Telefónica, abolished the decision of the High Court in Prague dated August 5, 2016 and remanded the case back to the High Court.
Claim by Entel against Telefónica de Argentina, S.A.
In 1999, Entel (the National Telecommunications Company of Argentina before its privatization) sued Telefónica de Argentina, S.A. ("TASA"), who was the licensee of the telecommunications service after the privatization process, seeking detailed and documented accounting and reimbursement of the amounts that it received from and on behalf of Entel after assuming the telecommunications service as a licensee, and of the amounts deducted as commissions.
In general terms, the items in dispute were the amounts that TASA charged on behalf of Entel soon after having taken possession as a licensee of the telecommunications service (i.e., the consumptions charges for telecommunications services from prior customers of Entel, either billed or unbilled, but pending payment at the time of the privatization). Entel also challenged the commissions that TASA discounted to Entel in exchange for the service of collection of fees on behalf of Entel. Additionally, Entel also claimed several credits received by TASA, which allegedly belonged to Entel and had not been transferred to TASA in the privatization process.
TASA replied arguing the inadmissibility of the accountability request, since such amounts had previously been submitted to the Entel Liquidating Commission without being timely challenged.
In 2010, the Court of First Instance ruled in favor of Entel and held TASA accountable to Entel.
After exhausting all legal appeals available, TASA submitted the requested accounting to Entel, which was challenged by the national government on behalf of the liquidated Entel.
Several accounting drafts and cross-claims between the parties followed, with the intervention of a court-appointed expert accountant. After several court decisions, the intervening judge rejected TASA's objections to the accounting presented by the national government and

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements adopted the calculations made by Entel and the court-appointed expert.
Although this judicial decision was appealed, TASA's appeal was dismissed by the Court of Appeals in October 2017, confirming, to a large extent, the accounting of Entel and the court-appointed expert, but also ordering Entel to recalculate the interest. Specifically, the resolution of the Court accepted certain concepts that TASA had questioned and the application of a "judicial" interest rate (average passive rate), which implies a daily capitalization component, in detriment of the rate set forth in the privatization specifications which set a simple annual interest of 8% (which had even been used by the court-appointed expert and Entel in their calculations).
On February 22, 2018, Entel submitted the new principal and interest calculations required by the judge, claiming an amount of 1,689 million Argentine pesos (approximately 39 million euros at exchange rates on December 31, 2018).
The resolution of the Court of Appeals exhausted the ordinary remedies available. TASA filed an extraordinary appeal, which was rejected in November 2017. TASA has submitted an exceptional appeal before the Argentine Supreme Court, although this appeal does not suspend the potential execution by Entel of prior rulings against TASA.
On March 26, 2019, the Court of First Instance finally ruled to approve the amounts that ENTEL had submitted totaling 1,689 million Argentine pesos (approximately 35 million euros at exchange rates as of that date). The ruling of the Court of First Instance was confirmed by the Court of Appeals. In September 2020, ENTEL requested the court to update such amount to 3,833 million Argentine pesos approximately 37 million euros at exchange rates as of that date).
On December 29, 2020, TASA paid 1,689 million Argentine pesos (approximately 16 million euros at exchange rates as of that date) based on the amount approved by the Court of First Instance in March 2019. The court will have to decide on the difference between the 1,689 million Argentine pesos paid and the 3,833 million Argentine pesos (approximately 37 million euros at exchange rates as of that date) requested by ENTEL.
Appeal against the resolution of ANATEL to sanction Telefónica Brasil for breaches of the Fixed Telephony Regulation
In May 2018, Telefónica filed a judicial action for annulment against a resolution issued by ANATEL (the National Telecommunications Agency of Brazil) in March 2018 concluding the PADO (“Processo Administrativo para Apuração de Descumprimento de Obrigações” or Administrative Process for Determination of Non-compliance with Obligations) investigating alleged infractions of the Fixed Telephony Regulation by Telefônica Brasil.
This PADO investigation had been suspended during the negotiations of the TAC (“Termo de Ajustamento de Conduta” or Conduct Adjustment Term) between Telefónica and ANATEL relating to this and certain other PADO investigations. Since the negotiations concluded without agreement, the suspended PADO sanctioning procedures were reactivated and finalized.
In its resolution of March 2018, ANATEL considered that Telefónica Brasil committed several infractions, in particular those related to the inadequate notice of suspension of services to defaulting users, the terms of reactivation of services after payment of outstanding amounts by defaulting users and the disagreement with the terms of refunds claimed by users of the services.
The fine imposed by ANATEL and appealed by Telefónica Brasil is approximately 211 million Brazilian reals (approximately 33 million euros), which amounted to approximately 516 million Brazilian reals after currency value updates and accrued interest as of December 31, 2020 (approximately 81 million euros).
Telefónica Brasil has appealed the fine imposed by ANATEL based, fundamentally, on the following arguments: (i) ANATEL should have considered a smaller universe of users to determine the fine and (ii) the calculation of the fine is disproportionate and based on insufficient grounds.
Telefónica Brasil has not yet paid the fine, although Telefónica Brasil has guaranteed its payment through a guarantee insurance submitted to the court.
As of the date of these financial statements, there has been no conciliation and the proceeding is following its normal course.
ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia
In the local arbitration brought by Colombia against Colombia Telecomunicaciones (“ColTel”), on July 25, 2017, the local arbitration tribunal ordered ColTel to pay 470 million euros as economic compensation for the reversion of assets related to voice services in relation to the concession granted between 1994 and 2013.
On August 29, 2017, ColTel’s share capital was increased in order to make the payment ordered by the local arbitral award; Telefónica, S.A. contributed and disbursed an amount equivalent to 67.5% of the award’s amount (317 million euros) and the Colombian Government contributed an amount equivalent to the remaining 32.5% (153 million euros).
On February 1, 2018, Telefónica, S.A. filed a Request for Arbitration against Colombia at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on February 20, 2018.
The ICSID Court was constituted on February 26, 2019, with José Emilio Nunes Pinto as President, Horacio A. Grigera Naón appointed by Telefónica, S.A., and Yves Derains appointed by Colombia.

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Colombia filed Preliminary Objections on Jurisdiction on August 5, 2019. Telefónica, S.A. responded to Colombia’s objections in its Claimant’s Memorial on September 23, 2019, in which it also requested that Colombia pay compensation for damages caused to Telefónica, S.A.
On October 23, 2019, Colombia submitted its Complementary Objections on Jurisdiction as well as a request for Bifurcation, to which Telefónica, S.A. responded on November 29, 2019.
On January 24, 2020, the Court dismissed the request for Bifurcation presented by Colombia, ordering the continuation of the proceeding. A decision on the merits of Telefónica, S.A.’s claim is pending. On July 3, 2020, Colombia filed its reply to the claim filed by Telefónica before the ICSID.
On November 2, 2020, Telefónica presented its response to Colombia's reply.
Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica Costa Rica
Telefónica, S.A. (Telefónica) and Millicom International Cellular, S.A. (Millicom) reached an agreement on February 20, 2019 for the purchase and sale of the entire capital stock of Telefónica de Costa Rica TC, S.A.
In March 2020, Telefónica informed Millicom that, once the pertinent regulatory authorizations had been obtained and all the other conditions established in the aforementioned agreement for the execution of the sale had been completed, the execution of the contract and the closing of the transaction should be in April 2020.
Millicom expressed its refusal to proceed with the closing, arguing that the competent Costa Rican administrative authorities had not issued the appropriate authorization.
On May 25, 2020, Telefónica filed a lawsuit against Millicom before the New York Supreme Court, considering that Millicom had breached the terms and conditions established in the sale contract, demanding compliance with the provisions of the aforementioned agreement, and compensation for all damages that this unjustified breach could cause to Telefónica.
On June 29, 2020, Millicom filed a Motion to Dismiss, to which Telefónica replied on July 8, 2020.
On August 3, 2020, Telefónica submitted an amendment to the lawsuit, removing the requirement to comply with the provisions of the sale and purchase contract and requesting only compensation for all damages that the unjustified breach of said agreement could cause Telefónica.
On January 5, 2021, the Motion to Dismiss filed by Millicom in June 2020 was dismissed by the New York Supreme Court.
b) Other proceedings
The Group is currently cooperating with governmental
authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly, to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
c) Commitments
Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento
As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which has been amended on May 16, 2014, on November 8, 2016, on May 11, 2018 and on November 28, 2019. This period was extended only for Spain and Brazil in November 2016, for two additional years until 2023.
By virtue of this agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (“CRM”) service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased for Brazil and Spain. Additionally, from January 1, 2019 a new reduction of the minimum commitment has been agreed, in this case only for Spain.
Failure to meet the annual turnover commitments in principle results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation.
Notwithstanding the above, as a consequence of the amendment signed with the Atento Group on May 11, 2018, from January 1, 2018 the payment obligation for failure to meet the annual turnover commitment continues to be calculated every year but will only be liquidated upon termination of the agreement. Such payment will only be due if the balance is in favor of Atento after adding certain amounts agreed between the parties and deducting an annual percentage of the Atento Group’s sales to the Telefónica Group.
The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe certain telecommunications services from Telefónica.

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Investment Framework Agreement between the shareholders of Colombia Telecomunicaciones, S.A. ESP - Sale of shares
Pursuant to amendment nº 2 of the Framework Investment Agreement executed as of September 21, 2017, after the closing of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., the Colombian Government could, at any time, offer to Telefónica all or part of the shares it holds in the company, the latter being obliged to acquire them, (directly or via one of its subsidiaries) in the event that the increase in Colombia Telecomunicaciones, S.A. ESP's EBITDA (CAGR) is less than 5.75% in the measurement periods, and provided that during the twelve (12) months following the ordinary shareholders’ meetings during which the measurement was made, at least one of the following occurs: 1) Colombia Telecomunicaciones S.A. ESP has paid a brand fee or any other type of payment to the Strategic Partner for the use of its brands; or 2) Colombia Telecomunicaciones S.A. ESP orders and/or pays dividends with the favorable vote of the Strategic Partner. This right expired on March 22, 2019.
Pursuant to the exercise by Colombian Government of its right to require Telefónica to vote in favor of the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange, on March 22, 2018, and upon request of the Government of Colombia, the General Shareholders Meeting of Colombia Telecomunicaciones, S.A. ESP approved to apply for the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange. Telefónica is under no obligation whatsoever to purchase or transfer any of its shares in Colombia Telecomunicaciones, S.A. ESP, either as a result of the shareholders´resolution, or a result of the register in the National Securities and Issuer’s Registry or in the Colombia Stock Exchange. Following the registration in the National Securities and Issuer’s Registry on May 10, 2018, the Colombia Stock Exchange approved the conditional registration of the shares of Colombia Telecomunicaciones, S.A. ESP on May 23, 2018, subject to the effective fulfillment by the Colombian Government of the issuance of a first public tender offer to the so-called solidarity sector (“sector solidario”) pursuant to Law 226 of 1995 (December 20), which develops article 60 of the Colombian Constitution on the disposal of national property in share capital, the adoption of measures to democratize such property and other relevant provisions. On August 2, 2018, the Nation - Ministry of Finance and Public Credit, as shareholder of Colombia Telecomunicaciones, S.A. ESP, published a notice of public offering of the shares of its property in Colombia Telecomunicaciones, S.A. ESP to the solidary sector in accordance with Law 226 of 1995. Thus, resulting from said publication, Colombia Telecomunicaciones, S.A. ESP and its ordinary shares were registered in the Colombian Stock Exchange. Through Informative Document No. 242 of October 3, 2018, the Colombian Stock Exchange informed that the first stage of the sale program of the shares owned by the Nation - Ministry of Finance and Public Credit in Colombia
Telecomunicaciones, S.A. ESP, aimed at the solidarity sector, was declared inconclusive as no acceptances at all were received during the term of the offer.
The period of validity of the Nation's shares sale program was one year since July 13, 2018. The Nation could extend the period one additional year, besides it could suspend or terminate in advance. The Nation did not extend the period of the sale program.
In addition, the Framework Investment Agreement provides that (a) if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP to third parties, Telefónica commits that: (i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP held by the Colombian Government (that amounts to 32.5% of the share capital) at the same price and under the same terms and conditions negotiated with Telefónica, through the legally-established procedure for disposal of shares held by public entities and, (b) if the Colombian Government transfer its shares in Colombia Telecomunicaciones, S.A. ESP under certain circumstances, the Strategic Partner shall subscribe with the acquirer of the shares a new shareholders agreement which will have to be then negotiated by the parties and which, as the case may be, will include some of the rights currently held by the Colombian Government under the Framework Investment Agreement currently in force.
Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.
On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.
Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies have already adhered to that master services agreement.

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and La Liga/Mediapro and UEFA
On June 25, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish First Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (packages 4 and 5 of the auction called by the Professional Football League). The definitive agreements were signed on July 5, 2018.
The award was granted for a total amount of 2,940 million euros, at an identical price of 980 million euros for each of the three seasons, which represents a slight decrease compared to the last season of the previous cycle. Telefónica, as the operator of these broadcasting rights for the 2019-2022 cycle, has the right to decide, design and develop the broadcasting content, which carried the Movistar hallmark for the 2019-2020 season.
Additionally, on June 28, 2018, Telefónica and Mediaproducción, S.L.U. ("Mediapro"), reached an agreement whereby Telefónica acquired the pay television rights of football (soccer) matches of the "UEFA Champions League" and "UEFA Europa League" competitions corresponding to the three seasons 2018/19, 2019/20 and 2020/21. Such matches may be included in thematic channels produced by Telefónica and be sold to private or residential clients. Telefónica will have the right to exploit such license on an exclusive basis with the exception of certain matches of the "UEFA Europa League" competition that Mediapro has reserved for its free-to-air television broadcast along with highlights programs covering both competitions. The total consideration agreed for the three seasons was 1,080 million euros (360 million euros for each of the three seasons). Telefónica may sublicense the related thematic channels to other operators interested in this content. Mediapro will have the right to receive a share of advertising revenues from the new channels that Telefónica intends to launch. These channels will carry the Movistar hallmark. The aforementioned license was subject to UEFA’s approval, which was granted in August 2018.
On December 21, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish Second Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (package 6 of the auction called by the Professional Football League). No other bids were submitted for such package during the first round of the auction called by the Professional Football League. The award was granted for a total amount of 105 million euros (i.e., 35 million euros for each of the three seasons).
On January 11, 2019 the definitive agreement on such broadcasting rights (package 6) was signed.
On July 2, 2020 Telefónica signed an agreement for acquiring the exclusive media rights in Spain of UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League (a new competition to be separated from the UEFA Europa League) and UEFA Youth League, for the next cycle comprising seasons 2021/22, 2022/23 and 2023/2024, once the aforementioned agreement with Mediapro of June 28, 2018 expires.
The agreement guarantees Telefónica all media rights with respect to the main European football competitions for all its customers, both residential and horecas (hotels, restaurants, cafes, etc.).
The direct acquisition from UEFA of this "premium" content will also allow Telefónica to continue designing and selling its own produced channels and content with the best European football that could be, likewise, accessible to other operators in the market interested in this content.
The total award price for all competitions amounted to 975 million euros, i.e. 325 million euros for each of the seasons 2021/22, 2022/23 and 2023/2024, which is less than the license fees paid for the current cycle and without any year-to-year increase.
Agreement for the sale of Telefónica de Costa Rica
On February 20, 2019, Telefónica, S.A. reached an agreement with Millicom International Cellular, S.A. for the sale of 100% of Telefónica de Costa Rica TC, S.A., a company that provides fixed and mobile communication services in Costa Rica, for an amount (enterprise value) of 570 million dollars, approximately 503 million euros at the exchange rate as of the date of the agreement.
Once the relevant regulatory approvals were obtained and all the remaining conditions set forth in the agreement for the consummation of the sale of Telefónica de Costa Rica were completed, Millicom International Cellular, S.A. refused to close the acquisition arguing that one of the Costa Rican administrative authorities had not issued the appropriate authorization. On May 25, 2020, Telefónica filed a lawsuit against Millicom International Cellular, S.A before the New York Supreme Court, considering that Millicom has breached the terms and conditions established in the sale contract. Further details on this legal proceeding against Millicom International Cellular, S.A. are provided in Note 29.a) to the Consolidated Financial Statements.
On July 30, 2020, Telefónica, S.A. reached an agreement with Liberty Latin America LTD, S.A. for the sale of 100% of Telefónica de Costa Rica TC, S.A., a company that provides fixed and mobile communications services in Costa Rica, for an amount (enterprise value) of 500 million U.S. dollars, approximately 425 million euros at the exchange rate as of the date of the agreement.
The closing of this transaction is subject to certain closing conditions, including relevant regulatory approvals. As of the date of these consolidated financial statements, such conditions have not been met.

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Wholesale Access Services Agreement with AT&T Mexico
On November 21, 2019, Pegaso PCS, S.A. de C.V. (“Telefónica México”) and AT&T Comunicaciones Digitales, S. de R.L. de C.V. (“AT&T Mexico”) entered into a Wholesale Access Services Agreement (“Wholesale Agreement”), under which AT&T Mexico will provide wholesale wireless access to Telefónica México on 3G, 4G and any other future technology available on Mexico.
The Wholesale Agreement has a minimum duration of eight years, renewable for additional consecutive periods of three years. Such Wholesale Agreement establishes a gradual migration of Telefónica México’s traffic to AT&T Mexico's access network over the first three years of the agreement.
As such migration is carried out, Telefónica México’s wireless access infrastructure will be turned off and, consequently, Telefónica México will no longer use the licensed spectrum which it has used in the past to operate its network.
Agreement to share network infrastructure between Telefônica Brasil (VIVO) and TIM.
On December 19, 2019 Telefônica Brasil S.A. and TIM S.A. executed two agreements for the share of 2G, 3G and 4G mobile network infrastructure. Both companies reiterate that they will preserve their commercial and customer management autonomy, regardless of any infrastructure sharing agreement.
The agreements cover the following matters:
1. 2G network Sharing: to be implemented in areas where both operators are present, so that the operator reminiscent will provide 2G mobile connectivity services to the Vivo and TIM customer base, resulting in the disconnection of overlapping sites and therefore achieving cost reduction and the optimization of spectrum use.
2. 3G and 4G network Sharing: covering only cities with less than 30 thousand inhabitants with the aim of sharing 4G and 3G network in cities where only one operator is present (coverage expansion) and where both already provide services (network consolidation).
Both agreements were approved by the Telecommunications and Competition regulatory authorities ("Agência Nacional de Telecomunicações” - ANATEL and “Conselho Administrativo de Defesa Económica” - CADE).
Contracts for the provision of IT services with Nabiax
As described in Note 2, on May 8, 2019, Telefónica, S.A. signed an agreement for the sale of a portfolio of eleven data center businesses to a company controlled by Asterion Industrial Partners SGEIC, SA. (currently, Nabiax, S.A.).
At the same time as this sale, agreements were entered into with Nabiax to provide IT services to the Telefónica Group, allowing Telefónica to continue providing IT services to its customers, in accordance with its previous commitments. Such service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.
Creation of 50:50 JV with Liberty Global for the combination of both groups' businesses in the United Kingdom
On May 7, 2020, Telefónica agreed to enter into a 50:50 joint venture with Liberty Global plc ("Liberty Global") (the "Joint Venture"). The terms of the Joint Venture are agreed pursuant to a contribution agreement dated 7 May 2020 between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity intended to be the future principal Joint Venture company, recently renamed VMED O2 UK Limited (the "Contribution Agreement"). The Contribution Agreement includes customary warranties, covenants and indemnities in respect of the businesses contributed to the Joint Venture. The Contribution Agreement also addresses customary matters such as conduct of business in the pre-completion period, employee, pensions and incentive matters, and insurance arrangements.
Immediately upon completion of the transaction contemplated by the Contribution Agreement, Telefónica and Liberty Global will each hold an equal number of shares in the Joint Venture vehicle. At completion, Telefónica will contribute its O2 mobile business in the United Kingdom to the Joint Venture. With effect no later than completion, Liberty Global will have contributed its Virgin Media business in the United Kingdom to the Joint Venture.
The corporate governance of the Joint Venture will be regulated by a shareholders' agreement, which will be entered into by the parties to the Contribution Agreement (the "Shareholders' Agreement"). It is expected that the Shareholders' Agreement will provide that each of Telefónica and Liberty Global will designate four of the eight members of the Board of Directors of the Joint Venture, contain provisions regulating the management of the Joint Venture, the procedure to pass resolutions on certain reserved matters and distributions to shareholders, and will also contain customary non-solicitation, non-compete and information sharing provisions. It is further expected that the Shareholders' Agreement will provide that each of Telefónica or Liberty Global will have the right to initiate an initial public offering of the Joint Venture after the third (3rd) anniversary of the closing of the transaction, with the opportunity for the other shareholder to sell shares in the initial public offering on a pro rata basis. It is also expected that there will be general restrictions on transfers of interests in the Joint Venture until the third (3rd) anniversary of the closing of the transaction, subject to certain limited exceptions. After the fifth (5th) anniversary of the closing of the transaction, each shareholder will be able to initiate a sale of the Joint Venture to a third party in accordance with certain drag procedures,

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements subject to a right of first offer in favor of the other shareholder. The parties will also enter in certain services, licensing and other agreements upon the completion of the transaction.
Prior to the completion of the Joint Venture, both Telefónica and Liberty Global will operate their businesses independently within the United Kingdom. Completion of the Joint Venture is currently expected in mid-2021 but, pursuant to the Contribution Agreement, this is conditional upon antitrust clearance (from the Competition and Markets Authority in the United Kingdom) and a financing condition relating to the recapitalization of the Joint Venture upon completion. If these conditions are not satisfied within twenty-four months following the date of the Contribution Agreement, both parties will have the right to terminate the agreement. This is subject to an option to extend the long stop date by six months if a prospective shareholder reasonably believes that the conditions will be satisfied in this time frame.
The completion of the Joint Venture is expected to provide, after an equalization payment, Telefónica with proceeds of approximately 5.7 billion pounds sterling and Liberty Global with net proceeds of approximately 1.4 billion pounds sterling (calculated at the date of the agreement and subject to customary adjustments in this type of transactions).
Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group
On January 28, 2021, Telefónica Brasil executed the Purchase and Sale Agreement of Shares and Other Covenants (the “Oi Agreement”), by and among Oi Móvel SA - In Judicial Recovery, as seller, Telefónica Brasil, Tim S.A. and Claro S.A., as “Buyers”, and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the seller’s obligations. The Oi group is currently undergoing a judicial reorganization process in Brazil and the Oi Agreement was executed in connection with a judicial auction held on December 14, 2020 for the sale of assets of the Oi group’s mobile business operations (the “UPI Mobile Assets”), after the joint offer made by Telefónica Brasil and the other Buyers was declared the winning bid in the competitive bidding process under the judicial auction, which was approved by the Brazilian Judicial Reorganization Court.
Under the Oi Agreement, Telefónica Brasil is entitled to a selection of assets that will comprise its share of the UPI Mobile Assets, consisting of:
•Clients: approximately 10.5 million (corresponding to approximately 29% of UPI Mobile Assets’ total customer base) – according to ANATEL’s database of April 2020. The allocation of customers among the Buyers considered criteria intended to enhance competition among the Brazilian telecom market operators;
•Spectrum: 43MHz as a national weighted average
based on population (approximately 46% of UPI Mobile Assets’ radiofrequencies). The division of frequencies among the Buyers conforms strictly to the spectrum limits established by ANATEL; and
•Infrastructure: including agreements for the use of 2.7 thousand mobile access sites (corresponding to approximately 19% of UPI Mobile Assets’ total sites).
In addition, under the Oi Agreement, the completion of the acquisition of the UPI Mobile Assets by the Buyers will take place according to the segregation plan for such assets, pursuant to which the UPI Mobile Assets will be segregated and contributed by the Oi Group to three different specific purpose entities, or “SPEs”, such that Telefónica Brasil will acquire the totality of the shares of one SPE that will hold the assets to be attributed to Telefónica Brasil pursuant to the aforementioned segregation plan, which will be separate and independent from the other SPEs. Similarly, the other two Buyers will each acquire the totality of the shares of the respective remaining SPEs, which will each hold the respective assets to be attributed to each of the two other Buyers.
The total consideration agreed to be paid by the Buyers under the Oi Agreement amounts to: (i) 16,500 million Brazilian reais (approximately 2,588 million euros), of which 15,744 million Brazilian reais (approximately 2,469 million euros) comprises the base purchase price and 756 million Brazilian reais (approximately 119 million euros) relates to amounts to be paid as consideration for transitional services to be rendered by the Oi Group to the Buyers for a period of up to twelve months, under a transitional services agreement to be entered into among the parties, or the “Transitional Services Agreement”; and (ii) 819 million Brazilian reais (approximately 128 million euros), as consideration for services to be rendered by the Oi Group to the Buyers under a take-or-pay data transmission capacity agreement to be entered into among the parties, or the “Capacity Agreement”.
Subject to the terms, conditions and payment schedule agreed upon between Oi Group and the Buyers, the consideration owed by the Buyers to Oi will be paid upon effectiveness of the transaction, which will occur on the date of the execution of the Transitional Services Agreement. Under the terms of the Oi Agreement, Telefónica Brasil will disburse an amount corresponding to 1/3rd of the total consideration, equivalent to approximately 5,500 million Brazilian reais (approximately 863 million euros).
The completion of the acquisition is also subject to certain precedent conditions usually applicable to this type of transaction and set forth in the Oi Agreement, such as the prior consent of ANATEL and approval by the Brazilian competition authority (CADE), as well as, if applicable, the approval by the general shareholders’ meeting of Telefónica Brasil, under the terms of article 256 of the Brazilian Corporations Law. As of the date of this Annual Report, the regulatory approvals that are required to be granted by the

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CADE and ANATEL have not yet been granted. Moreover, as of the date hereof, it is possible that such approvals required for the consummation of the transactions contemplated by the Oi Agreement acquisition may not be obtained or, if they are obtained, could impose unanticipated or adverse conditions or otherwise modify the terms thereof, including the re-allocation of assets among Telefónica Brasil and the other Buyers.
Investment Agreement with Allianz and Telefónica Germany
On October 29, 2020, Telefónica Infra Germany GmbH (a subsidiary indirectly wholly-owned by Telefónica through Telefónica Infra, S.L.U.) (“TEF Infra Germany”) entered into an investment agreement (and related contracts, including a partners’ agreement which sets forth the principles of corporate governance of the joint venture) with several entities belonging to the Allianz Group ("Allianz") and Telefónica Germany 1. Beteiligungsgesellschaft mbH (a subsidiary wholly-owned by Telefónica Germany GmbH & Co. OHG) (“TEF Germany”) for the creation of a joint venture to deploy Fiber-to-the-Home (FTTH) in Germany, pursuant to which TEF Infra Germany and TEF Germany conditionally agreed to invest up to 500 million euros equity in total (400 million euros by TEF Infra Germany and 100 million euros by TEF Germany) and Allianz conditionally agreed to invest up to 1,000 million euros through different sources of funding over a six year period.
The closing of the transaction and the acquisition of the joint control took place on December 18, 2020. The registration of Allianz and TEF Germany as limited partners of the joint venture in the German commercial registry occurred on January 21, 2021. After the closing of the transaction, the Allianz Group and the Telefónica Group each holds 50% in the joint venture under a co-control governance model. Telefónica Group’s ownership is held through TEF Infra Germany holding 40% and TEF Germany holding a 10% stake.
New long-term master services agreement in the United Kingdom
On January 7, 2021, each of Telefónica U.K. and Vodafone U.K. entered into new Master Services Agreements with Cornerstone Telecommunications Infrastructure Limited (“CTIL”), their passive tower network infrastructure partnership which is 50:50 jointly owned and operated by the two operators. The new agreements came into effect on January 1, 2021, with initial terms of 8 years, with three additional 8-year renewal periods.
CTIL was formed in 2012 through the consolidation of both Telefónica U.K. and Vodafone U.K.’s existing basic network infrastructure, including towers and masts, which were transferred to the joint operation. CTIL currently operates c.14,200 macro sites with a 2.0x tenancy ratio (including active sharing) and c.1,400 micro sites. CTIL also provides management services for the anchor tenants for a further c.5,100 third party sites where their active equipment is deployed.
The new agreements do not materially impact existing network agreements and will continue to allow CTIL to primarily serve its shareholders as well as some third parties.
Agreements for the sale by Telxius of its telecommunications tower divisions in Europe and Latin America
On January 13, 2021, Telxius signed two agreements with American Tower International, Inc. (the “Purchaser”), a subsidiary of American Tower Corporation ("ATC"), for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina).
The total consideration for the transactions is 7.7 billion euros (including the Purchaser’s assumption of certain future committed acquisitions), subject to certain closing adjustments.
The agreements establish the sale of approximately 30,722 telecommunication tower sites through two separate and independent transactions.
Among other aspects, the agreements include the Purchaser’s commitment to maintain employment post-closing of the transactions. Additionally, Telefónica Group operators will maintain the current tower lease agreements signed with the companies being sold so that these companies will continue to provide their services on similar terms to the operators as those currently provided. Renewal conditions do not include any new "all or nothing" clauses.
The agreements contain certain representations, warranties and covenants of the parties. Consummation of the transactions is subject to certain closing conditions, including government and regulatory approval. The agreements contain certain termination provisions and, in addition, may be terminated by Telxius if certain closing conditions have not been satisfied or waived for any reason not attributable to Telxius.
Additionally, the agreements include the transfer to the Purchaser of the towers that Telxius agreed to acquire from Telefónica Deutschland under the agreement signed on June 8, 2020, which was disclosed to the market via a notice of “Other Relevant Information” (CNMV registry number 2615) — including the towers acquired in the first phase on September 1, 2020 and the towers that will be acquired in the second phase by August 2021.
d) Environmental matters
The Group has a global environmental strategy and acts at different levels in alignment with the business strategy. The environment is a central issue throughout the Company, involving the areas of operations and management, as well as business and innovation.
Environmental strategy is the responsibility of the Board of Directors, which approves the global environmental policy and objectives, within the framework of the Group's Responsible Business Plan. The carbon reduction targets are

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part of the variable remuneration of the Company's employees, including the Board of Directors.
Environmental Management System (EMS) ISO 14001 is the chosen model to ensure the protection of the environment. In 2020 the Group continued to have their operators certified under the requirements of the standard.
As part of integrating the environment into the Company's strategy, in 2020 the Group issued another Green Bond —the first hybrid in the sector— based on the Telefónica Sustainable Financing Framework whereby the company had issued the first Green Bond of the sector worldwide in early 2019. The SDG Framework is in accordance with the Green Bond Principles 2018, Social Bond Principles 2018 and Sustainability Bond Guidelines 2018, each published by the International Capital Market Association.
The funds of the hybrid Green Bond (500 million euros, see Note 17) have served to finance projects aimed at increasing the Company’s energy efficiency through the process of transforming the copper network into fibre optic (85% more efficient) in Spain. The deployment of fibre made it possible to close hundreds of technical buildings, re-using much of the equipment and recycling all the material as part of the commitment to the circular economy. The Company's goal is to have 100% of its retail customers in Spain using fibre by 2025.
Furthermore, in February 2021 a new issue of hybrid bonds amounting to 1,000 million euros (see Note 31) was carried out, guaranteed by Telefónica, S.A. The net proceeds of the issue of the Securities will be subject to specific eligibility criteria to be applied to new or existing projects, as detailed in Telefónica's Sustainable Development Goals Framework (the "SDG Framework").
Sustainable financing contributes to Telefónica's decarbonisation strategy and its goals of reducing emissions and energy consumption.
e) Auditors’ fees
The services commissioned to the auditors meet the independence requirements stipulated by the Spanish Audit Law 22/2015, July 20, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB).
The expenses accrued by the Group, in respect of the fees for services rendered to the various member firms of the PwC network, of which PricewaterhouseCoopers Auditores, S.L. ("PwC Auditores, S.L."), the auditors of Telefónica, S.A., forms part, amounted to 22.86 million euros and 18.72 million euros in 2020 and 2019, respectively.
The detail of these amounts is as follows:

Millions of euros	2020
	PwC Auditores, S.L.	Other PwC	Total
Audit services	11.23	10.40	21.63
Audit-related services	0.62	0.61	1.23
Tax services	—	—	—
All other services (consulting, advisory, etc.)	—	—	—
Total	11.85	11.01	22.86

Millions of euros	2019
	PwC Auditores, S.L.	Other PwC	Total
Audit services	6.92	10.62	17.54
Audit-related services	0.73	0.45	1.18
Tax services	—	—	—
All other services (consulting, advisory, etc.)	—	—	—
Total	7.65	11.07	18.72

Audit services includes audit fees of Telefónica, S.A. individual and consolidated financial statements and its subsidiaries, as well as reviews of interim financial statements. These Audit services also incorporate the integrated audits of the financial statements for the annual report Form 20-F to file with the US SEC for those entities currently required including, therefore, the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404). Also includes audit work related with legal and regulatory requirements that the auditor must necessarily perform in their function and audit and reviews of financial statements in connection with financial transactions.
Audit-related services: services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies, the issuance of comfort letters, the report on the information relating to the system of internal control over financial reporting (ICFR) and the verification of the non-financial information in the annual reports.
During the years 2020 and 2019, the Principal Auditor has not performed Tax Services or any All other services, other than the Audit services or the Audit-related services in the Group.
PwC Auditores, S.L., has provided the following services to the Group during the years 2020 and 2019: the individual and consolidated financial statements audit, reviews of interim financial statements, the integrated audit of the

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements financial statements for the annual report Form 20-F to file with the US SEC, the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404), audit and reviews of financial statements in connection with financial transactions, the issuance of comfort letters, agreed financial reporting procedures and the verification of the non-financial information in the annual reports.
Other Audit Firms other than those integrated in the international PwC network, have provided services to the Group, the total amounted to 18.20 million euros in 2020 (13.97 million euros in 2019), the detail of the audit services corresponds to 0.65 million euros in the year 2020 (0.36 million euros in 2019).
f) Trade and other guarantees
The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 19) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.
g) Directors’ and Senior Executives’ compensation and other benefits
The compensation of the members of Telefónica’s Board of Directors is governed by article 35 of the Company’s By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders’ Meeting.
In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2020, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 3,002,534 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their
capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.
Set forth below are the amounts established in fiscal year 2020 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors:
Compensation of the Board of Directors and of the Committees thereof

Amounts in euros
Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200
(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.
In this regard, it is noted that the Executive Chairman, Mr. José María Álvarez-Pallete López, waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).
Likewise, the fixed remuneration of 1,923,100 euros established for the 2021 financial year related to executive roles carried out by Executive Chairman, Mr. José María Álvarez-Pallete López is equal to that received in the previous five years (i.e. 2020, 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman prior to his appointment as such.
The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2021 financial year is equal to the one received in the years 2020 and 2019.
Individualized description
Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have accrued and/or received from Telefónica, S.A. and from

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements other companies of the Telefónica Group during fiscal year 2020. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 30. Operations classified as held for sale

The breakdown of non-current assets and disposal groups held for sale and liabilities associated at December 31, 2020 and December 31, 2019 is as follows:

2020
Millions of euros	Non-current assets and disposal groups held for sale	Liabilities associated with non-current assets and disposal groups held for sale
Telefónica United Kingdom	13,053	3,704
Telecommunications towers divisions of Telxius	1,912	866
Telefónica de Costa Rica	420	221
Other assets	28	—
Total	15,413	4,791

2019
Millions of euros	Non-current assets and disposal groups held for sale	Liabilities associated with non-current assets and disposal groups held for sale
Telefónica Móviles El Salvador	327	136
Telefónica de Costa Rica	439	244
Other assets	52	—
Total	818	380

On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the United Kingdom (see Note 2).
The non-current assets of Telefónica United Kingdom ceased to be amortized and depreciated for accounting purposes from the date they were reclassified as non-current assets held for sale (see Note 4).
The accumulated amount of translation differences of companies whose reporting currency is the pound sterling is disclosed in Note 17.f.
On January 13, 2021, Telxius Telecom, S.A. (a company of the Telxius Group), has signed an agreement with American Tower Corporation for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), for an amount of 7.7 billion euros (see Note 2).
On July 30, 2020, Telefónica reached an agreement with Liberty Latin America Ltd. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A. At the date of issue of these consolidated financial statements, the closing of the transaction is subject to the pertinent regulatory approvals (see Note 2).
At December 31, 2019 the closing of the Telefónica Móviles El Salvador sale was pending approval by the competition authority. In 2020, Telefónica and América Móvil, S.A.B de C.V. terminated the purchase agreement (see Note 2). As a consequence, Telefónica Móviles El Salvador ceased to be classified as a disposal group held for sale. This has led to the reclassification of the assets and liabilities to the corresponding captions of the consolidated statement of financial position. This change in classification has also resulted in the recognition in 2020 of the amortisation and depreciation charges corresponding to years 2019 and 2020 amounting to 32 million euros and 33 million euros, respectively, together with the corresponding impacts on taxes and non-controlling interests, arriving to a net impact on net income attributable to equity holders of the parent of 14 million euros and 20 million euros, respectively.

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The breakdown of assets and liabilities of Telefónica de Costa Rica, the telecommunications towers divisions of Telxius and Telefónica United Kingdom, classified as Non-current assets and disposal groups held for sale and associated liabilities in the consolidated statement of financial position at December 31, 2020 is as follows:

2020
Millions of euros	T. Costa Rica	Telecommunications towers divisions of Telxius	T. United Kingdom
Non-current assets	355	1,885	10,950
Intangible assets	64	36	1,619
Goodwill	—	262	4,594
Property, plant and equipment	101	766	3,668
Rights of use	134	555	666
Investments accounted for by the equity method	—	—	10
Financial assets and other non-current assets	27	16	392
Deferred tax assets	29	250	1
Current assets	65	27	2,103
Inventories	5	—	141
Receivables and other current assets	50	12	1,876
Tax receivables	2	1	—
Other current financial assets	—	—	80
Cash and cash equivalents	8	14	6
Non-current liabilities	158	631	848
Non-current lease liabilities	88	412	318
Payable and other non-current liabilities	—	—	226
Deferred tax liabilities	66	7	205
Non-current provisions	4	212	99
Current liabilities	63	235	2,856
Current lease liabilities	16	158	204
Payables and other current liabilities	34	72	1,994
Tax payables	13	5	583
Current provisions	—	—	75

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The breakdown of assets and liabilities of Telefónica de Costa Rica and Telefónica Móviles El Salvador, classified as Non-current assets and disposal groups held for sale and associated liabilities in the consolidated statement of financial position at December 31, 2019 was as follows:

2019
Millions of euros	T. Costa Rica	T. Móviles El Salvador
Non-current assets	352	279
Intangible assets	72	34
Goodwill	—	63
Property, plant and equipment	100	124
Rights of use	139	53
Financial assets and other non-current assets	13	3
Deferred tax assets	28	2
Current assets	87	48
Inventories	9	4
Receivables and other current assets	61	31
Tax receivables	4	2
Other current financial assets	—	2
Cash and cash equivalents	13	9
Non-current liabilities	166	69
Non-current financial liabilities	—	13
Non-current lease liabilities	104	35
Payable and other non-current liabilities	—	1
Deferred tax liabilities	58	15
Non-current provisions	4	5
Current liabilities	78	67
Current financial liabilities	—	23
Current lease liabilities	19	11
Payables and other current liabilities	47	32
Tax payables	12	1

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	164

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 31. Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2020 and the date of authorization for issue of the accompanying consolidated financial statements:
•On January 13, 2021, Telefónica's subsidiary, Telxius, signed two agreements with American Tower International, Inc. (the “Purchaser”), a subsidiary of American Tower Corporation ("ATC"), for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), for a total cash consideration of 7.7 billion euros (including the Purchaser’s assumption of the future committed acquisitions), subject to certain closing adjustments.
The agreement establishes the sale of approximately 30,722 telecommunication tower sites through two separate and independent transactions.
Among other aspects, the agreements include the Purchaser’s commitment to maintain employment post-closing of the transactions. Additionally, the Telefónica Group operators will maintain the current tower lease agreements signed with the companies being sold so that these companies will continue to provide their services on similar terms to the operators as those currently provided. Renewal conditions do not include any new "all or nothing" clauses (see Note 29.c).
•On January 29, 2021, a Purchase and Sale Agreement was entered into among Telefónica Brasil S.A., Tim S.A. and Claro S.A., (jointly the “Purchasers”) and Oi Móvel S.A. (the “Seller”) of the mobile assets of the Grupo Oi, of which they were declared winners at the judicial auction held on December 14, 2020. The effectiveness of this acquisition by the Purchasers is subject to certain conditions usually applicable to transactions of this nature, all of which are part of the purchase and sale agreement, including obtaining the required regulatory authorizations. In addition, this acquisition shall take place in accordance with the segregation plan of such assets.
•In February 2021, Telefónica Europe, B.V. announced the following transactions related to its hybrid capital:
(a) a new issue amounting to 1,000 million euros, guaranteed by Telefónica, S.A. The net proceeds thereof will be subject to specific eligibility criteria to be applied to new or existing projects, as detailed in Telefónica's Sustainable Development Goals Framework (the "SDG Framework"). The SDG Framework is in accordance with the Green Bond Principles 2018, Social Bond Principles 2018 and Sustainability Bond Guidelines 2018, each published by the International Capital Market Association. The settlement took place on February 12, 2021.
(b) a tender offer on hybrid instruments in euros, with first call date in March 2022. Telefónica Europe, B.V. offered to purchase for cash any and all of the tendered securities in an aggregate principal amount of 758 million euros. The tender offer settled on February 15, 2021.
•On February 8, 2021, Telefónica Brasil S.A. parcial redeemed 1,000 million Brazilian reais of its bond, issued on February 8, 2017.
•On February 10, 2021, Telefónica Germany GmbH & Co. OHG redeemed 500 million euros of its bond, issued on February 10, 2014.
•On February 16, 2021, Telefónica Emisiones, S.A.U. redeemed 1,500 million dollars of its notes issued on February 16, 2011. These notes were guaranteed by Telefónica, S.A.
•On February 22, 2021, Telefónica Chile, S.A. entered into a stock purchase agreement with KKR Alameda Aggregator L.P. (a vehicle controlled by funds managed or advised by KKR affiliated entities) for the sale of 60% of the shares of InfraCo, SpA ("InfraCo").
As part of the transaction, Telefónica Chile will sell approximately two million homes passed with fiber to InfraCo. Additionally, Telefónica Chile and InfraCo will enter into certain agreements for the provision of various services, including an agreement to provide wholesale connectivity services to Telefónica Chile on InfraCo’s fiber network.
The transaction values InfraCo at 1.0 billion U.S. dollars (approximately 0.8 billion euros at the exchange rate as of the date of the agreement).
The transaction is subject to obtaining the corresponding authorizations from the antitrust authorities.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	165

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Note 32. Additional note for English translation

These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	166

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Appendix I: Scope of consolidation

The main Companies of the Telefónica Group
The table below lists the main companies comprising the Telefónica Group at December 31, 2020 and the main investments consolidated using the equity method.
Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.
Parent Company
Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.
Acens Technologies, S.L. Holding housing and telecommunications solutions Service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U.
Teleinformática y Comunicaciones, S.A.U. (Telyco) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de Contenidos, S.A.U.
Telefónica Soluciones de Informática y Com. de España S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U.
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica de Contenidos, S.A.U.
TBSC Barcelona Producciones, S.L.U. Provision of audiovisual telecommunications services	Spain	EUR	—	100%	Telefónica Broadcast Services, S.L.U.
Telefónica Audiovisual Digital, S.L.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	46	100%	Telefónica de Contenidos, S.A.U.
Compañía Independiente de Televisión, S.L. Provision of all type of audiovisual telecommunications services	Spain	EUR	1	100%	Telefónica Audiovisual Digital, S.L.U.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica de Contenidos, S.A.U.
Buendía Producción, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Telefónica Audiovisual Digital, S.L.U.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	167

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica United Kingdom
O2 Holdings Ltd Holding company	United Kingdom	GBP	12	100%	Telefónica O2 Holding Ltd.
Telefónica United Kingdom Ltd. Wireless communications	United Kingdom	GBP	10	100%	O2 Holdings Ltd.
Giffgaff Ltd Wireless communications services provider	United Kingdom	GBP	—	100%	Telefónica United Kingdom Ltd.
O2 Networks Ltd. Holding company	United Kingdom	GBP	—	100%	O2 Holdings Ltd.
Cornerstone Telecomunications Network sharing	United Kingdom	GBP	—	50%	O2 Networks Ltd. (40%) O2 Cedar Ltd (10%)
Telefónica Germany
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	69.22%	Telefónica Germany Holdings Limited
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	69.22%	Telefónica Deutschland Holding A.G (69.21%) T. Germany Management, GmbH (0.01%)
E-Plus Service GmbH Wireless communications services operato	Germany	EUR	—	69.22%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany Business Sales GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	69.22%	Telefónica Germany GmbH & Co. OHG
O2 Telefónica Deutschland Finanzierungs GmbH Integrated cash management, consulting and financial support for Group companies	Germany	EUR	—	69.22%	Telefónica Germany GmbH & Co. OHG
Telefónica Brazil
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	73.69%	Telefónica Latinoamérica Holding, S.L.U.(24.18%) Telefónica, S.A. (29.77%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.67%) Telefónica Chile, S.A. (0.06%)
Terra Networks Brasil, Ltda. ISP and portal	Brazil	BRL	—	73.69%	Telefônica Brasil, S.A.
Telefônica Infraestructura e Segurança Brasil Ltda. Security services and systems	Brazil	BRL	—	73.69%	Terra Networks Brasil, Ltda.
Telxius Group
Telxius Telecom, S.A. Telecommunications service provider	Spain	EUR	260	50.01%	Pontel Participaciones, S.L.
Telxius Cable América, S.A. Provision of high bandwidth communications services	Uruguay	USD	507	50.01%	Telxius Telecom, S.A.
Telxius Cable España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	5	50.01%	Telxius Telecom, S.A.
Telxius Cable República Dominicana, S.A.S. Telecommunications service provider	Republica Dominicana	USD	3	50.01%	Telxius Cable América, S.A. (49.51%) Telxius Cable España, S.L.U. (0.50%)
Telxius Cable Argentina, S.A. Operation and deployment of telecommunications infraestructure	Argentina	USD	78	50.01%	Telxius Cable América, S.A. (49.98%) Telxius Cable España, S.L.U. (0.03%)
Telxius Cable Panamá, S.A. Installation and operation of telecommunications networks for wholesalers	Panama	USD	17	50.01%	Telxius Cable América, S.A.
Telxius Cable Puerto Rico, Inc. High capacity optical fibre network communications services	Puerto Rico	USD	24	50.01%	Telxius Cable América, S.A.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	168

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telxius Group (Cont.)
Telxius Cable USA, Inc. High bandwidth communications services	USA	USD	58	50.01%	Telxius Cable América, S.A.
Telxius Cable Ecuador, S.A. Sale of usage of data transmission capacity via an underwater optical fibre network	Ecuador	USD	5	50.01%	Telxius Cable América, S.A. (50%) Telxius Cable Perú, S.A.C. (0.01%)
Telxius Cable Chile, S.A. Involvement in businesses related to public or private telecommunications services	Chile	USD	37	50.01%	Telxius Cable América, S.A.
Telxius Cable Guatemala, S.A. Installation and operation of telecommunications networks for wholesalers	Guatemala	USD	24	50.01%	Telxius Cable América, S.A.
Telxius Cable Perú, S.A.C. Involvement in the operation and deployment of international telecommunications services via underwater cables and others means	Peru	USD	20	50.01%	Telxius Cable América, S.A.
Telxius Cable Colombia, S.A. Supply of data transmission capacity via underwater cable system	Colombia	USD	4	50.01%	Telxius Cable América, S.A. (47.50%) Telxius Cable Chile, S.A. (0.83%) Telxius Cable Perú, S.A.C. (0.84%) Telxius Cable Guatemala, S.A. (0.83%) Telxius Cable Argentina, S.A. (0.01%)
Telxius Cable Brasil Participaçoes, Ltda. Holding company	Brazil	USD	62	50.01%	Telxius Cable América, S.A.
Telxius Cable Brasil, Ltda. Operation and deployment of telecommunications infrastructure	Brazil	USD	74	50.01%	Telxius Cable Brasil Participaçoes, Ltda.
Telxius Cable Bolivia, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Bolivia	USD	5	50.01%	Telxius Cable América, S.A. (49.01%) Telxius Cable España, S.L.U. (0.5%) Telxius Cable Argentina, S.A. (0.5%)
Telxius Group - companies held for sale
Inmosites, S.A.U. Compra y alquiler de inmuebles relacionado con el negocio de infraestructuras de telecomunicaciones	Spain	EUR	13	50.01%	Telxius Telecom, S.A.
Telxius Torres Latam, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	8	50.01%	Telxius Telecom, S.A.
Telxius Torres España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	10	50.01%	Telxius Telecom, S.A.
Telxius Towers Germany, Gmbh. Telecommunications service provider	Germany	EUR	—	50.01%	Telxius Telecom, S.A.
Telxius Torres Perú S.A.C. Telecommunications service provider	Peru	PEN	104	50.01%	Telxius Torres Latam, S.L.U.
Telxius Torres Chile Holding, S.A. Holding company	Chile	EUR	8	50.01%	Telxius Torres Latam, S.L.U. (50%) Telxius Torres España, S.L.U. (0.01%)
Telxius Torres Chile, S.A. Telecommunications service provider	Chile	CLP	29,221	50.01%	Telxius Torres Chile Holding, S.A.
Telxius Torres Brasil, Ltda. Telecommunications service provider	Brazil	BRL	1,352	50.01%	Telxius Torres Latam, S.L.U.
Inmosites Brasil Participaçoes Imobiliarias Ltda Telecommunications service provider	Brazil	BRL	14	50.01%	Telxius Torres Brasil, Ltda.
Telxius Torres Argentina, S.A. Telecommunications service provider	Argentina	ARS	2,097	50.01%	Telxius Torres Latam, S.L.U. (47.51%) Telxius Telecom, S.A. (2.50%)

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	169

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispam
Telefónica Hispanoamérica, S.A.U. Holding company	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VESM	12,576	100%	Telefónica Hispanoamérica, S.A.U. (97.44%) Comtel Comunicaciones Telefónicas, S.A. (2.56%)
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	3,410	67.50%	Telefónica Hispanoamérica, S.A.U. (67.50%)
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	COP	2,330	67.50%	Colombia Telecomunicaciones, S.A. ESP (67.50%)
Telefónica Móviles México, S.A. de C.V. Holding Company	Mexico	MXN	100,264	100%	Telefónica, S.A.
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	47	100%	Terra Networks Mexico Holding, S.A. de C.V.
Fisatel Mexico, S.A. de C.V. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica Hispanoamérica, S.A.U. (99.99%) Pegaso Pcs S.A. de CV. (0.01%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Telefónica Hispanoamérica, S.A.U.
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	64,520	100%	Telefónica Móviles Argentina, S.A. (87.8%) Telefónica Latinoamérica Holding, S.L.U. (10.8%) Telefónica, S.A. (0.9%) Telefónica International Holding, B.V. (0.5%)
Telefónica Móviles Argentina, S.A. Telecommunications service provider	Argentina	ARS	9,251	100%	Telefónica, S.A. (73.20%) Telefónica Latinoamérica Holding, S.L.U. (25.28%) Telefónica International Holding, B.V. (1.52%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,364,872	100%	Inversiones Telefónica Internacional Holding S.A. (98.96%) Telefónica Hispanoamérica, S.A.U. (1.04%)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	569,773	99.14%	Telefónica Móviles Chile, S.A.
Telefónica Chile Holdings, S.L. Holding Company	Chile	CLP	—	100%	Telefónica Hispanoamérica, S.A.U.
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,954	98.94%	Telefónica Hispanoamérica, S.A.U.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	USD	91	100%	Telefónica Latinoamérica Holding, S.L.U.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Hispanoamérica, S.A.U.
Other companies
Telefónica Infra, S.L. Holding company	Spain	EUR	—	100%	Telefónica , S.A.
Telefónica Infra Germany GmbH Broadband telecommunications operator	Germany	EUR	—	100%	Telefónica Infra, S.L.
Telefónica O2 Holdings Ltd. Holding company	United Kingdom	GBP	9	100%	Telefónica, S.A. (99.99%) Telefónica Capital S.A. (0.01%)
MmO2 plc Holding company	United Kingdom	GBP	—	100%	Telefónica O2 Holding Ltd.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	170

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (Cont.)
O2 International Holdings Ltd. Holding company	United Kingdom	GBP	—	100%	O2 (Europe) Ltd.
O2 (Netherlands ) Holdings BV. Holding company	Netherlands	EUR	—	100%	O2 International Holdings Ltd.
Telefónica Germany Holdings Ltd. Holding company	United Kingdom	EUR	—	100%	O2 (Europe) Ltd.
O2 (Europe) Ltd. Holding company	United Kingdom	EUR	1,239	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.U.
Telefónica Latinoamérica Holding, S.L.U. Holding company	Spain	EUR	237	100%	Telefónica, S.A.
Sao Paulo Telecomunicaçoes Participaçoes Ltda Holding company	Brazil	BRL	14,804	100%	Telefónica Latinoamérica Holding, S.L.U. (60.6%) Telefónica, S.A. (39.4%)
Telefónica Global Solutions, S.L.U. International services provider	Spain	EUR	1	100%	Telefónica, S.A
Telefónica USA, Inc. Telecommunications services provider	USA	USD	202	100%	Telefónica Global Solutions, S.L.U.
Telefónica International Wholesale Services México, S.A. Telecommunications research activities and proyects	Mexico	MXN	31	100%	Telefónica Global Solutions, S.L.U.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	24	100%	Telefónica, S.A
Telefónica Digital Ltd. Developer Telco Services	United Kingdom	GBP	66	100%	Telefónica Digital España, S.L.
Telefonica Open Innovation S.L. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital España, S.L.
Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	29,899	100%	Telefonica Open Innovation S.L.
Wayra Brasil Desenvolvedora e Apoiadora de Projetos Ltda. Technological innovation based business project development	Brazil	BRL	49	100%	Telefonica Open Innovation S.L.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	173	100%	Telefonica Open Innovation S.L.
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	382	100%	Telefonica Open Innovation S.L. (95%) Telefónica Latinoamérica Holding, S.L.U. (5%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,304	100%	Telefonica Open Innovation S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VES	75,422	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	28	100%	Telefonica Open Innovation S.L.
Wayra UK Ltd. Technological innovation based business project development	United Kingdom	GBP	—	100%	Telefonica Open Innovation S.L.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Latinoamérica Holding, S.L.U.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	14	100%	Telefónica Latinoamérica Holding, S.L.U. (99.99%) Telefónica International Holding, B.V. (0.01%)U.
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	171

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (Cont.)
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings, B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information Society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefonica Iot & Big Data Tech S.A. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica Tech S.L.
Telefónica Educación Digital, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L.
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	8	100%	Telefónica, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	7	100%	Telefónica, S.A.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Casiopea Reaseguradora, S.A. Reinsurance	Luxembourg	EUR	—	100%	Telefónica Luxembourg Holding, S.à.r.L.
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Insurance, S.A. Direct insurance transactions	Luxembourg	EUR	24	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Participaciones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	150	100%	Telefónica, S.A. (50%) Telefônica Brasil, S.A. (50%)
Telefónica Serviços Empresariais do Brasil, Ltda. Management and administrative services rendered	Brazil	BRL	48	99.99%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión Integral de Edificios y Servicios S.L. Management and administrative services rendered	Spain	EUR	29	100%	Telefónica Servicios Globales, S.L.U.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	172

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (Cont.)
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
O2 Worldwide Limited Wireless telecommunications activities	United Kingdom	GBP	—	100%	Telefónica, S.A.
Telefónica Innovación Alpha, S.L. Electronic communications and audiovisual services provider	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Servicios Globales, S.L.U. Holding Company	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.U.
Telefónica Soluciones de Criptografía, S.A. Engineering, research and development	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Centroamérica Inversiones ,S.L. Communications services provider	Spain	EUR	1	60%	Telefónica, S.A.
Telefónica Tech S.L. Holding Company	Spain	EUR	5	100%	Telefónica, S.A.
Telefónica Cybersecurity & Cloud Tech SL. Ciberseguridad, seguridad de información electrónica y consultoría informática	Spain	EUR	8	100%	Telefónica, S.A.
Telefónica Cybersecurity & Cloud Tech Chile SpA. Cybersecurity, electronic information security and IT consulting	Chile	CLP	10,001	100%	Telefónica Cybersecurity & Cloud Tech SL.
Telefónica Tech Inc. Cybersecurity, electronic information security and IT consulting	USA	USD	—	100%	Telefónica Cybersecurity & Cloud Tech SL.
Cyberrange S.L. Cybersecurity, electronic information security and IT consulting	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech SL.
iHackLabs Ltd. Cybersecurity, electronic information security and IT consulting	United Kingdom	GBP	—	100%	Cyberrange S.L.
Ace & Niu Consulting S.L. Cybersecurity, electronic information security and IT consulting	Spain	EUR	48	100%	Telefónica Cybersecurity & Cloud Tech SL.
Audertis Audit Services S.L. Provision of audit services in the areas of security, privacy and data protection	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech SL.
Govertis Advisory Services S.L. Cybersecurity, electronic information security and IT consulting	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech SL.
Govertis Advisory Services Perú S.A.C. Cybersecurity, electronic information security and IT consulting	Peru	PEN	—	100%	Telefónica Cybersecurity & Cloud Tech SL.
Telefonica Cybersecurity Tech Colombia S.A.S. Cybersecurity, electronic information security and IT consulting	Colombia	COP	406	100%	Telefónica Cybersecurity & Cloud Tech SL.
Telefónica Cybersecurity Tech UK Limited Cybersecurity, electronic information security and IT consulting	United Kingdom	GBP	—	100%	Telefónica UK Ltd.
Telefonica Cybersecurity Tech Mexico, S.A de C.V. Cybersecurity, electronic information security and IT consulting	Mexico	MXN	—	100%	Telefónica Cybersecurity & Cloud Tech SL. (99%) Pegaso Pcs S.A. de CV. (1%)
Telefônica Cibersegurança e Tecnología do Brasil Ltda Cybersecurity, electronic information security and IT consulting	Brazil	BRL	26	100%	Telefónica Cybersecurity & Cloud Tech SL.
Telefónica Cybersecurity & Cloud Tech Perú S.A.C Cybersecurity, electronic information security and IT consulting	Perú	PEN	24	100%	Telefónica Cybersecurity & Cloud Tech SL. (99.99%) Telefónica Servicios Tiws S.A.C. (0.01%)

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	173

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (Cont.)
Telefonica Cybersecurity Tech Ecuador Tctech S.A. Cybersecurity, electronic information security and IT consulting	Ecuador	USD	—	100%	Otecel, S.A. (99%) TIWS Ecuador II S.A. (1%)
Telefónica Cybersecurity Tech Argentina S.A. Cybersecurity, electronic information security and IT consulting	Argentina	ARS	—	100%	Telefónica de Argentina, S.A. (95%) TIWS Argentina II S.A. (5%)
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	42	59.58%	Telefónica Centroamérica Inversiones S.L. (59.46%) Telefónica Multiservicios S.A. de C.V. (0.12%)
Pontel Participaciones, S.L. Holding company	Spain	EUR	—	83.35%	Telefónica, S.A.
Other companies held for sale
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	CRC	182,522	100%	Telefónica, S.A.
Companies accounted for using the equity method
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00)%
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	34	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50)%
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Chile, SpA. Factoring services provider	Chile	CLP	547	50%	Telefónica Factoring España, S.A. (50%)
Mobile Financial Services Holding SPRL Financial services	Belgium	USD	197	50%	Telefónica Internacional Holding, B.V (26.28%) Telefónica Holding Atticus, B.V (23.72%)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Tesco Mobile Ltd. Wireless telephony services	United Kingdom	GBP	—	50%	O2 Communication Ltd.
The Smart Steps Data Technology Company Big data services in China	China	CNY	—	37.5%	Telefónica Digital España, S.L.
Internet para todos S.A.C Telecommunications service provider	Peru	PEN	—	54.67%	Telefónica del Perú, S.A.A.
Prosegur Alarmas España S.L. Private security services	Spain	EUR	—	50%	Telefónica de Contenidos, S.A.U
Buendía Estudios, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Telefónica Audiovisual Digital, S.L.U.
UGG TopCo/HoldCo General Partner GmbH. Broadband telecommunications operator	Germany	EUR	—	46.92%	Telefónica Infra Germany GmbH. (40%) Telefónica Deutschland Holding A.G. (6.92%)
UGG TopCo GmbH & Co KG Broadband telecommunications operator	Germany	EUR	10	46.92%	Telefónica Infra Germany GmbH. (40%) Telefónica Deutschland Holding A.G. (6.92%)
UGG HoldCo GmbH& Co KG Broadband telecommunications operator	Germany	EUR	4	46.92%	UGG TopCo GmbH & Co KG

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	174

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (Cont.)
UGG General Partner GmbH Broadband telecommunications operator	Germany	EUR	—	46.92%	UGG HoldCo GmbH& Co KG
Unsere Grüne Glasfaser GmbH & Co KG Broadband telecommunications operator	Germany	EUR	4	46.92%	UGG HoldCo GmbH& Co KG

Main changes in the scope of consolidation for
the year 2020

Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Telefónica Infra Germany GmbH Broadband telecommunications operator	Germany	10/31/2020	100%
Cyberrange S.L. Cybersecurity, electronic information security and IT consulting	Spain	08/31/2020	100%
iHackLabs Ltd. Cybersecurity, electronic information security and IT consulting	United Kingdom	08/31/2020	100%
Ace & Niu Consulting S.L. Cybersecurity, electronic information security and IT consulting	Spain	08/31/2020	100%
Audertis Audit Services S.L. Provision of audit services in the areas of security, privacy and data protection	Spain	08/31/2020	100%
Govertis Advisory Services S.L. Cybersecurity, electronic information security and IT consulting	Spain	08/31/2020	100%
Govertis Advisory Services Perú S.A.C. Cybersecurity, electronic information security and IT consulting	Peru	08/31/2020	100%
Companies accounted for using the equity method
Prosegur Alarmas España S.L. Private security services	Spain	02/29/2020	50%

New joint ventures
Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
UGG TopCo/HoldCo General Partner GmbH. Broadband telecommunications operator	Germany	10/31/2020	46.92%
UGG TopCo GmbH & Co KG Broadband telecommunications operator	Germany	10/31/2020	46.92%
UGG HoldCo GmbH& Co KG Broadband telecommunications operator	Germany	10/31/2020	46.92%
UGG General Partner GmbH Broadband telecommunications operator	Germany	10/31/2020	46.92%
Unsere Grüne Glasfaser GmbH & Co KG Broadband telecommunications operator	Germany	10/31/2020	46.92%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	175

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Spain
TBSC Barcelona Producciones, S.L.U. Provision of audiovisual telecommunications services	Spain	03/31/2020	100%
Buendía Producción, S.L. Service provision related to film and video production activities	Spain	06/30/2020	50%
Telefónica Germany
Telefónica Germany Mobilfunk Standortgesellschaft mbH. Telecommunications service provider	Germany	01/31/2020	100%
Other companies
Telefónica Cybersecurity & Cloud Tech Chile SpA. Cybersecurity, electronic information security and IT consulting	Chile	03/31/2020	100%
Telefónica Cybersecurity Tech UK Limited Cybersecurity, electronic information security and IT consulting	United Kingdom	03/31/2020	100%
Telefónica Cybersecurity & Cloud Tech Perú S.A.C Cybersecurity, electronic information security and IT consulting	Peru	03/31/2020	100%
Telefónica Cybersecurity & Cloud Tech SL. Cybersecurity, electronic information security and IT consulting	Spain	06/30/2020	100%
Telefonica Cybersecurity Tech Mexico, S.A de C.V. Cybersecurity, electronic information security and IT consulting	Mexico	05/31/2020	100%
Telefonica Cybersecurity Tech Ecuador Tctech S.A. Cybersecurity, electronic information security and IT consulting	Ecuador	08/31/2020	100%
Telefónica Cybersecurity Tech Argentina S.A. Cybersecurity, electronic information security and IT consulting	Argentina	12/31/2020	100%
Telefónica Tech Inc. Cybersecurity, electronic information security and IT consulting	USA	09/30/2020	100%
Telefónica Infra, S.L. Holding company	Spain	02/29/2020	100%
Telxius Group
Inmosites Brasil Participaçoes Imobiliarias Ltda Telecommunications service provider	Brazil	09/30/2020	50.01%
Companies accounted for using the equity method
Buendía Estudios, S.L. Service provision related to film and video production activities	Spain	06/30/2020	50%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	176

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Spain
DTS Distribuidora de Televisión Digital, S.A. Broacasting satellite TV signal transmission and linkage services	Spain	06/30/2020	Telefónica de España, S.A.U.
Telefónica Germany
Minodes GmbH Technological and consulting services in Big Data provider	Germany	12/31/2020	Telefónica Germany GmbH & Co. OHG
Telxius Group
Telxius Towers Erste GmbH. Telecommunications service provider	Germany	09/30/2020	Telxius Towers Germany GmbH.
Telefónica Hispam
Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P Communications services operator	Colombia	05/31/2020	Colombia Telecomunicaciones, S.A. ESP
Metropolitana de Telecomunicaciones S.A E.S.P Communications services operator	Colombia	05/31/2020	Colombia Telecomunicaciones, S.A. ESP
Other companies
Telefónica Innovation Ventures, S.LU. Desarrollo de actividades y servicios en el área de telecomunicaciones.	Spain	11/30/2020	Telefonica Open Innovation S.L.

Main changes in the scope of consolidation for
the year 2019

Acquisition of companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Telefónica Soluciones de Criptografía, S.A. Engineering, research and development	Spain	02/28/2019	100%
Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Participation
Telxius Group
Inmosites, S.A.U. Purchase and rental of real estate related to the telecommunications infrastructure business	Spain	12/31/2019	50.01%

Sold companies

Companies/Segment/Subsidiaries	Country	Date of deconsolidated	% Sold
Other companies
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	01/31/2019	60%
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	05/31/2019	60%
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	08/31/2019	60%
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	02/28/2019	100%
Telefónica Gestión Logística, S.A.C Logistic service provider	Peru	04/30/2019	100%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	177

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Appendix II: Board and Senior Management Compensation

TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,111,960	—	5,966	5,041,026
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	9,000	—	91,200	—	300,200
Mr. José Javier Echenique Landiríbar	—	200,000	25,000	—	115,467	—	340,467
Mr. Ángel Vilá Boix	1,600,000	—	—	2,157,600	—	19,440	3,777,040
Mr. Juan Ignacio Cirac Sasturain	—	120,000	10,000	—	12,133	—	142,133
Mr. Peter Erskine	—	120,000	19,000	—	113,600	—	252,600
Ms. Sabina Fluxà Thienemann	—	120,000	4,000	—	3,733	—	127,733
Ms. Carmen García de Andrés	—	120,000	24,000	—	22,400	—	166,400
Ms. María Luisa García Blanco	—	120,000	22,000	—	22,400	—	164,400
Mr. Jordi Gual Solé	—	120,000	20,000	—	22,400	—	162,400
Mr. Peter Löscher	—	120,000	30,000	—	39,200	—	189,200
Mr. Ignacio Moreno Martínez	—	120,000	35,000	—	44,800	—	199,800
Ms. Verónica Pascual Boé	—	120,000	9,000	—	11,200	—	140,200
Mr. Francisco Javier de Paz Mancho	—	120,000	31,000	—	124,800	—	275,800
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. Claudia Sender Ramírez	—	120,000	10,000	—	11,200	—	141,200
1. Salary: Regarding Mr José María Álvarez-Pallete López and Mr Ángel Vilá Boix, the amount includes the non-variable remuneration earned from their executive functions.
2. Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the Board, regardless of the effective attendance of the member to board meetings.
3. Allowances: Total amount of allowances for attending Advisory or Steering Committee meetings.
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2020 and paid in the year 2021. In reference to the bonus corresponding to 2019, which was paid in 2020, Executive Board Member Mr José María Álvarez-Pallete López received 3,447,734 euros and Executive Board Member Mr Ángel Vilá Boix received 2,390,400 euros.
5. Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Committee and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	178

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board
Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:
OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	158,102	—	—	—	—	158,102
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—	—
Mr. Peter Erskine	—	30,000	—	—	—	—	30,000
Ms. Sabina Fluxà Thienemann	—	—	—	—	—	—	—
Ms Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	—	—
Mr. Jordi Gual Solé	—	—	—	—	—	—	—
Mr. Peter Löscher	—	73,989	—	—	—	—	73,989
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Ms. Verónica Pascual Boé	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	285,553	—	—	—	—	285,553
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	—	—
1. Salary: Amount of non-variable remuneration earned by the Director from other companies of the Telefónica Group for his/her executive functions.
2. Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the boards of other companies of the Telefónica Group.
3. Allowances: Total amount of the allowances for attending the board meetings of other companies of the Telefónica Group.
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2020 and paid in the year 2021 by other companies of the Telefónica Group.
5. Remuneration for belonging to the Board Committees of other companies of the Telefónica Group: Amount of items other than allowances, which the directors are beneficiaries through their position on the Advisory or Steering Committees of other companies of the Telefónica Group, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	179

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2020 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):
LONG-TERM SAVINGS SYSTEMS
(Amounts in euros)

Directors	Contributions for fiscal year 2020
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000
The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:
(Amounts in euros)

Directors	Contribution to Pension Plans	Contribution to Benefit Plan1	Contributions to Unit link-type Insurance/Pension Plan Surplus2
Mr. José María Álvarez-Pallete López	6,060	540,968	126,057
Mr. Ángel Vilá Boix	5,377	487,840	66,783
1. Contributions to the Executive Social Welfare Plan established in 2006, financed exclusively by the Company, to complement the current Pension Plan, which involves defined contributions equivalent to a certain percentage of the fixed remuneration of the Director, depending on the professional levels in the organization of the Telefónica Group.
2. Contributions to Unit link-type Insurance/Pension Plan Surplus: In 2015 applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.
This Unit-link type insurance is arranged with the entity Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after the merger through absorption of Seguros de Vida y Pensiones Antares, S.A.U. by Plus Ultra), and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.

The 2020 amounts for life insurance premiums were as follows:
LIFE INSURANCE PREMIUMS
(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	19,978
Mr. Ángel Vilá Boix	21,593
As regards to remuneration plans based on shares (exclusively involving Executive Directors), the following long-term variable remuneration plan was in existence during the year 2020:

The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018.

The objective measurement period of the first cycle began on January 1, 2018 and ended on December 31, 2020.

This cycle had a maximum of 733,000 shares allocated on January 1, 2018, to the executive Directors, with a unit fair value of 6.4631 euros per share for FCF ("Free Cash Flow") and 4.5160 euros for TSR ("Total Shareholder Return"). At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of TSR for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.

With respect to Free Cash Flow objective, considering the partial fulfillment of 2018, 2019 and 2020, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
Nevertheless, on February 23, 2021, the Chairman & CEO declared in the Nominating, Retribution and Good Governance Committee that they considered appropriate to renounce to this incentive perception as a sign of responsibility with society, customers, shareholders and employees of Telefónica as well as a cautious measure after the economic impacts of the CoVID-19 crisis. The COO made the same declaration. The renounce was accepted by the Board of Directors.
The objective measurement period of the second cycle began on January 1, 2019 and will end on December 31, 2021. In case of fulfillment of the objectives, the delivery of the shares will take place in the year 2022.
The period of measurement of objectives of the third and last cycle began on January 1, 2020 and will end on December 31, 2022. In case of fulfillment of the objectives, the delivery of the shares will take place in the year 2023.
It is hereby stated in following the maximum number of shares assigned to be delivered if maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") targets set for the second and third cycle of the Plan. It is noted that the maximum number of shares allocated for the third cycle represents a 50% decrease in the economic

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	180

Consolidated Financial Statements 2020 Notes to the consolidated financial statements value of the allocation compared to the first and second cycle of the Plan:
PSP - Second Cycle / 2019-2022

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	468,000
Mr. Ángel Vilá Boix	347,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.

PSP - Third Cycle / 2020-2023 (shares allocated in July 2020)

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	267,000
Mr. Ángel Vilá Boix	198,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.

In any case, herewith it is stated that no shares have been delivered to the Executive Directors under the second and third cycle of the PSP and that the above tables only reflect the potentially deliverable number of shares, without this in any way implying all or part thereof will be effectively delivered.
Indeed, the number of Telefónica, S.A. shares that, always within the established maximum, could be delivered, where appropriate, to the participants is conditioned and determined by the established goals: 50% of the compliance with the targets set out for Total Shareholder Return ("TSR") on Telefónica, S.A. shares and 50% of the Free Cash Flow (the "FCF") of the Telefónica Group.

To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the evolution of the TSR of Telefónica, S.A. shares will be measured during the period of the duration of each three-year cycle in relation to the TSR experienced by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., which for the purposes of the Plan will constitute the comparison group (hereinafter the "Comparison Group"). The companies included in the comparison group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Royal KPN, Millicom, Swisscom, Telenor, TeliaSonera, and Tim Participações. It is hereby stated that Tim Participações has been replaced by TIM Brasil Serviços e Participações S.A. following its integration into that entity.

With regard to compliance with the TSR target, the Plan foresees that the number of shares to be delivered in relation to the fulfillment of this objective will range between 15% of the number of theoretical shares assigned, in the event that the evolution of the TSR of the Telefónica, S.A. share is found within, at least, the mean of the Comparison Group, and 50% in the case that the evolution is placed in the third quartile or higher of the comparison group, by calculating the percentage by linear interpolation for cases which are situated between the mean and the third quartile.
To determine completion of the FCF target and calculate the specific number of shares to be delivered under this concept, the level of FCF generated by the Telefónica Group during each year of the cycle will be measured against the value set in the budgets approved by the Board of Directors for each financial year.
In relation to the FCF, for each cycle, the company's Board of Directors, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, determines a scale of achievement that includes a minimum threshold of 90% compliance, below which an incentive is not paid and whose compliance will require the delivery of 25% of the assigned theoretical shares, and a maximum level of 100% compliance, which will involve the delivery of 50% of the assigned theoretical shares.
At least 25% of the shares are delivered under the Plan to the Executive Directors and other participants determined by the Board of Directors shall be subject to a one-year retention.
In addition, in order to strengthen Telefónica's character as a global employer, creating a common remuneration culture throughout the Company, encouraging the participation in the share capital of all the Group's employees, and fostering their motivation and loyalty, the Ordinary General Shareholders' Meeting, held on June 8, 2018 approved the launch of a fourth edition of the incentive share purchase plan of Telefónica, S.A. (2019-2021) aimed at all employees of the Group at international level (including management personnel as well as Executive Directors) called "Global Employee Share Plan" ("GESP").
Through this Plan, employees are offered the possibility of acquiring Telefónica, S.A.'s shares for a maximum period of twelve months (purchase period), with the Company's commitment to deliver a certain number of shares free of charge to the participants in the Plan, provided that certain requirements are met. The maximum amount that each employee can allocate to it is 1,800 euros, and the minimum amount is 300 euros. If the employee remains in the Telefónica Group and holds the shares for an additional year after the purchase period (vesting period), he/she is entitled to receive one free share for every two shares purchased and held until the end of the vesting period.

The two Executive Directors of Telefónica, S.A. have decided to participate in this Plan with the maximum contribution, that is one hundred and fifty euros per month (or its equivalent in local currency), for twelve months. Thus, at the date of formulation of this report, the two Executive Directors had acquired a total of 335 shares under this plan, and were entitled to receive 167 shares free of charge,

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	181

Consolidated Financial Statements 2020 Notes to the consolidated financial statements provided, among other conditions, that the shares acquired were held during the vesting period (twelve months following the end of the purchase period).

In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2020 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.
Furthermore, the company does not grant nor has granted during the year 2020, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.
Remuneration of the Company’s Senior Management
As for the Directors who made up the Senior Management1 of the company in the year 2020, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 5,904,357 euros during the 2020 fiscal year.
In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2020 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 927,898 euros; the contributions corresponding to the Pension Plan increased to 21,508 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 115,744 euros.
Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 83,648 euros.
On the other hand, regarding share-based remuneration plans, during the year 2020, there was in force the following long-term variable remuneration plan:
The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018. The period of measurement of objectives of the first cycle began on January 1, 2018 and concluded on December 31, 2020. This cycle had a maximum of 344,570 shares allocated on January 1, 2018 to the group of directors forming part of the company's Senior Management, with a unit fair value of 6.4631 euros per share for FCF and 4.5160 euros for TSR. At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of TSR for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.
With respect to Free Cash Flow objective, considering the partial fulfillment of 2018, 2019 and 2020, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
The measurement period of the second cycle objectives began on January 1, 2019 and will conclude on December 31, 2021. The maximum number of shares assigned to be delivered in 2022 in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, set for the second cycle (2019-2022) to the group of Directors part of the Company's Senior Management was 382,291.
The measurement period of the third and last cycle objectives began on January 1, 2020 and will conclude on December 31, 2022. The maximum number of shares assigned to be delivered in 2023 in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, set for the third cycle (2020-2023) to the group of Directors part of the Company's Senior Management was 242,162.
With regard to the Global Employee Share Plan (2019-2021), all Directors part of the Company's Senior Management have decided to participate in this plan with the maximum contribution (i.e. 150 euros per month for twelve months). Thus, at the date of formulation of this report, Directors part of the Company's Senior Management have acquired a total of 1,340 shares under this plan, and are entitled to receive 670 shares free of charge, provided, among other conditions, that the shares acquired are held during the vesting period (twelve months following the end of the purchase period).

1 For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including, in all cases, the person responsible for Internal Audit.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	182

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Appendix III: Debentures and bonds

The detail and key features of outstanding debentures and bonds at December 31, 2020 are as follows (in millions of euros):

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2021	2022	2023	2024	2025	Subsequent years	Total
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	—	—	—	—	—	999	999
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
Telefónica Europe, B.V.			—	—	—	—	—	1,499	1,499
EMTN O2 GBP	GBP	5.375%	—	—	—	—	—	557	557
TELEF. EMISIONES JUNE 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,630	1,630
TELEF. EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0,83%	55	—	—	—	—	—	55
TELEF. EMISIONES MAY 2014	EUR	2.242%	—	1,015	—	—	—	—	1,015
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	—	724	—	—	—	—	724
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	445	445
TELEF. EMISIONES FEBRUARY 2011	USD	5.462%	1,223	—	—	—	—	—	1,223
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	—	139	—	—	—	—	139
TELEF EMISIONES JANUARY 2013	EUR	3.987%	—	—	1,500	—	—	—	1,500
TELEF. EMISIONES MARCH 2013	EUR	3.961%	872	—	—	—	—	—	872
TELEF EMISIONES APRIL 2013	USD	4.570%	—	—	611	—	—	—	611
TELEF. EMISIONES OCTOBER 2014	EUR	2.932%	—	—	—	—	—	800	800
TELEF. EMISIONES JULY 2015	EUR	1 x EURIBOR6M +0,83%	—	67	—	—	—	—	67
TELEF. EMISIONES SEPTEMBER 2015	EUR	1.477%	759	—	—	—	—	—	759
TELEF EMISIONES APRIL 2016	EUR	0.750%	—	1,110	—	—	—	—	1,110
TELEF EMISIONES APRIL 2016	EUR	1.460%	—	—	—	—	—	1,350	1,350
TELEF. EMISIONES OCTOBER 2016	EUR	1.930%	—	—	—	—	—	750	750
TELEF. EMISIONES DECEMBER 2016	EUR	4.000%	—	—	—	—	—	150	150
TELEF. EMISIONES JANUARY 2017	EUR	1.528%	—	—	—	—	1,250	—	1,250
TELEF. EMISIONES JANUARY 2017	EUR	2.318%	—	—	—	—	—	500	500
TELEF. EMISIONES MARCH 2017	USD	4.103%	—	—	—	—	—	1,223	1,223
TELEF. EMISIONES MARCH 2017	USD	5.213%	—	—	—	—	—	1,630	1,630
TELEF. EMISIONES MARCH 2017	EUR	2.318%	—	—	—	—	—	200	200
TELEF. EMISIONES APRIL 2017	USD	4.900%	—	—	—	—	—	163	163
TELEF. EMISIONES APRIL 2017	USD	5.213%	—	—	—	—	—	408	408

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	183

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Total Telefónica and its instrumental companies (cont.)
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2021	2022	2023	2024	2025	Subsequent years	Total
TELEF. EMISIONES SEPTEMBER 2017	EUR	1.715%	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES JANUARY 2018	EUR	1.447%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MARCH 2018	USD	4.895%	—	—	—	—	—	1,019	1,019
TELEF. EMISIONES MARCH 2018	USD	4.665%	—	—	—	—	—	611	611
TELEF. EMISIONES SEPTEMBER 2018	EUR	1.495%	—	—	—	—	1,000	—	1,000
TELEF. EMISIONES FEBRUARY 2019 GREEN B.	EUR	1.069%	—	—	—	1,000	—	—	1,000
TELEF. EMISIONES MARCH 2019	EUR	1.788%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MARCH 2019	USD	5.520%	—	—	—	—	—	1,019	1,019
TELEF. EMISIONES JULY 2019	EUR	1.957%	—	—	—	—	—	500	500
TELEF. EMISIONES MAY 2020	EUR	1.201%	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES FEBRUARY 2020	EUR	0.664%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MAY 2020	EUR	1.807%	—	—	—	—	—	750	750
TELEF. EMISIONES JULY 2020	EUR	1.864%	—	—	—	—	—	500	500
Telefónica Emisiones, S.A.U.			2,909	3,055	2,111	1,000	2,250	19,705	31,030
Exchangeable Bond MARCH 2016 (*)	EUR	—	600	—	—	—	—	—	600
Telefónica Participaciones		—	600	—	—	—	—	—	600
Total Telefónica, S.A. and its instrumental companies			3,509	3,055	2,111	1,000	2,250	21,204	33,129
(*) Issue of non-dilutive cash-settled equity-linked bonds referenced to Telefónica share price, with a nominal amount of 600 million euros, issue price of 101.25% and maturing in March 2021.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	184

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2021	2022	2023	2024	2025	Subsequent years	Total
Bond T	CLP	4.900%	22	—	22	—	—	—	44
144A Bond	USD	3.875%	—	408	—	—	—	—	408
Telefónica Chile, S.A.			22	408	22	—	—	—	452
Bond F	UF	3.600%	—	—	100	—	—	—	100
Bond O	CLP	3.500%	—	—	—	—	80	—	80
Bond K	CLP	4.900%	108	—	—	—	—	—	108
Telefónica Móviles Chile, S.A.			108	—	100	—	80	—	288
Bond T. Peru 4th Program (19th Serie A)	N. SOL	VAC + 3,625%	—	—	—	—	—	20	20
Bond T. Peru 4th Program (19th Serie B)	N. SOL	VAC + 2,875%	—	—	—	—	—	16	16
Bond T. Peru 4th Program (37th Serie A)	N. SOL	VAC + 3,125%	—	—	—	—	—	15	15
Bond T. Peru 4th Program (19th Serie C)	N. SOL	VAC + 3,1875%	—	—	—	—	—	6	6
Bond T. Peru 5th Program (22nd Serie Ac)	N. SOL	VAC + 3,500%	7	—	—	—	—	—	7
Bond T. Peru 6th Program (17th Serie A)	N. SOL	VAC + 3,09375%	—	—	—	—	—	14	14
Bond T. Peru 6th Program (11th Serie A)	N. SOL	6.656%	—	—	59	—	—	—	59
Bond T. Peru 6th Program (11th Serie B)	N. SOL	6.188%	—	—	—	27	—	—	27
Bond T. Peru 6th Program (13th Serie A)	N. SOL	5.500%	—	32	—	—	—	—	32
Bond T. Peru 6th Program (14th Serie A)	N. SOL	5.344%	—	23	—	—	—	—	23
Bond T. Peru 6th Program (15th Serie A)	N. SOL	5.469%	—	—	—	30	—	—	30
Bond T. Peru 6th Program (16th Serie A)	N. SOL	5.500%	—	—	—	—	24	—	24
Bond T. Peru 6th Program (12th Serie B)	N. SOL	4.188%	16	—	—	—	—	—	16
Bond T. Peru 1st Private Program (1st Serie A)	N. SOL	7.281%	—	—	—	—	—	18	18
Bond T. Peru 1st Program International Issue (1sr Serie A)	N. SOL	7.375%	—	—	—	—	128	255	383
Telefónica del Perú, S.A.			23	55	59	57	152	344	690
Nonconvertible bonds	BRL	1,0825 XCDI	157	157	—	—	—	—	314
Nonconvertible bonds (Telemig) I	BRL	IPCA + 0,5%	—	—	—	—	—	—	—
Nonconvertible bonds (Telemig) II	BRL	IPCA + 0,5%	1	—	—	—	—	—	1
Nonconvertible bonds (Telemig) III	BRL	IPCA + 0,5%	1	—	—	—	—	—	1
Telefônica Brasil, S.A.			159	157	—	—	—	—	316
BOND R144-A	USD	4.950%	—	—	—	—	—	408	408
Bond A5	COP	6.650%	—	—	—	83	—	—	83
Bond C10	COP	IPC + 3,39%	—	—	—	—	—	36	36
Colombia Telecomunicaciones, S.A, ESP			—	—	—	83	—	444	527

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	185

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Foreign operators (cont.)
			Maturity
Debentures and bonds	Currency	% Interest rate	2021	2022	2023	2024	2025	Subsequent years	Total
Bond	EUR	2.375%	500	—	—	—	—	—	500
Bond	EUR	1.750%	—	—	—	—	600	—	600
O2 Telefónica Deutschland Finanzierungs, GmbH			500	—	—	—	600	—	1,100
Total Outstanding Debentures and Bonds Foreign operators			812	620	181	140	832	788	3,373
Total Outstanding Debentures and Bonds			4,321	3,675	2,292	1,140	3,082	21,992	36,502
The main debentures and bonds issued by the Group in 2020 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bond	02/03/2020	02/03/2030	1,000	1,000	EUR	0.664%
EMTN Bond	05/21/2020	08/21/2027	1,250	1,250	EUR	1.201%
EMTN Bond	05/21/2020	05/21/2032	750	750	EUR	1.807%
EMTN Bond	07/13/2020	07/13/2040	500	500	EUR	1.864%
Colombia Telecomunicaciones S.A E.S.P.
Bond	07/17/2020	07/17/2030	500	408	USD	4.950%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	186

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Appendix IV: Financial instruments

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2020 is as follows:

								Fair value
Millions of euros	2021	2022	2023	2024	2025	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Euro	(9,466)	3,483	3,140	2,163	3,705	23,361	26,386	19,088	7,089	26,177
Floating rate	6,490	870	2,048	794	565	4,247	15,014	518	14,794	15,312
Spread	(0.09%)	(0.04%)	0.12%	0.20%	0.15%	(0.03%)	(0.02%)	—	—	—
Fixed rate	(15,956)	2,613	1,092	1,369	3,140	19,114	11,372	18,570	(7,705)	10,865
Interest rate	(0.33%)	1.34%	2.82%	1.82%	1.71%	1.60%	4.43%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other european currencies
Instruments in CZK	(65)	—	—	—	—	—	(65)	—	(65)	(65)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(65)	—	—	—	—	—	(65)	—	(65)	(65)
Interest rate	(0.25%)	—	—	—	—	—	(0.25%)	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	6,874	143	56	—	—	557	7,630	1,590	6,740	8,330
Floating rate	(1)	334	—	—	—	—	333	(1)	335	334
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	6,875	(247)	—	—	—	557	7,185	1,480	6,405	7,885
Interest rate	(0.18%)	(1.97%)	—	—	—	5.38%	0.31%	—	—	—
Rate cap	—	56	56	—	—	—	112	111	—	111
Instruments in CHF	—	—	—	—	—	—	—	151	(150)	1
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	151	(150)	1
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America
Instruments in USD	(649)	(16)	(1)	122	(29)	409	(164)	18,790	(18,911)	(121)
Floating rate	(1,622)	12	—	122	(29)	408	(1,109)	814	(2,324)	(1,510)
Spread	(0.05%)	3.50%	—	0.67%	(23.41%)	—	(0.79%)	—	—	—
Fixed rate	973	(28)	(1)	—	—	1	945	17,976	(16,587)	1,389
Interest rate	2.47%	(34.45%)	(2,670.83%)	—	—	—	5.37%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	187

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

								Fair value
Millions of euros	2021	2022	2023	2024	2025	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Instruments in UYU	5	—	—	—	—	—	5	(4)	9	5
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	5	—	—	—	—	—	5	(4)	9	5
Interest rate	11.18%	—	—	—	—	—	11.18%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in ARS	(122)	7	—	—	—	—	(115)	(114)	—	(114)
Floating rate	—	(1)	—	—	—	—	(1)	(1)	—	(1)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(122)	8	—	—	—	—	(114)	(113)	—	(113)
Interest rate	23.94%	49.43%	—	—	—	—	22.21%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	1,885	229	—	—	45	13	2,172	(496)	2,675	2,179
Floating rate	(813)	132	—	—	—	14	(667)	(692)	32	(660)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	2,698	97	—	—	45	(1)	2,839	196	2,643	2,839
Interest rate	1.48%	2.59%	—	—	—	1.86%	1.49%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	269	323	294	34	80	(3)	997	(194)	1,208	1,014
Floating rate	—	261	3	—	—	—	264	(3)	268	265
Spread	—	(0.85%)	57.81%	—	—	—	(0.24%)	—	—	—
Fixed rate	269	62	291	34	80	(3)	733	(191)	940	749
Interest rate	4.09%	0.20%	2.18%	1.90%	3.20%	(0.01%)	2.82%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	—	—	—	—	—	—	—	100	(112)	(12)
Floating rate	—	—	—	—	—	—	—	100	(112)	(12)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	24	80	59	57	151	273	644	441	208	649
Floating rate	—	7	—	—	—	—	7	7	—	7
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	24	73	59	57	151	273	637	434	208	642
Interest rate	13.80%	4.26%	6.66%	5.81%	7.08%	7.37%	6.98%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	7	—	—	—	—	71	78	79	—	79
Floating rate	7	—	—	—	—	71	78	79	—	79
Spread	3.50%	—	—	—	—	3.21%	3.24%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	188

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

								Fair value
Millions of euros	2021	2022	2023	2024	2025	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Instruments in COP	407	46	—	83	661	36	1,233	(25)	1,264	1,239
Floating rate	—	—	—	—	447	—	447	250	465	715
Spread	—	—	—	—	2.02%	—	2.02%	—	—	—
Fixed rate	407	46	—	83	214	36	786	(275)	799	524
Interest rate	5.08%	2.67%	—	6.65%	3.54%	8.09%	4.82%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(4)	1	—	—	—	—	(3)	(3)	—	(3)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(4)	1	—	—	—	—	(3)	(3)	—	(3)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in MXN	65	17	—	—	—	—	82	(72)	153	81
Floating rate	8	1	—	—	—	—	9	9	—	9
Spread	(2.73%)	0.11%	—	—	—	—	(2.35%)	—	—	—
Fixed rate	57	16	—	—	—	—	73	(81)	153	72
Interest rate	4.37%	4.59%	—	—	—	—	4.45%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Asia
Instruments in JPY	—	—	—	—	—	—	—	116	(121)	(5)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	116	(121)	(5)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
TOTAL							38,880	39,447	(13)	39,434
Floating rate							14,375	1,080	13,458	14,538
Fixed rate							24,393	38,256	(13,506)	24,750
Rate cap							112	111	—	111
Currency Options and Others (*)							—	—	35	35
(*) Amounts include in fixed rate

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	189

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2020:

Interest rate swaps
Millions of euros	Maturity
Non trading purposes	2021	2022	2023	2024	2025	Subsequent years	Total	Fair value
EUR								(388)
Fixed to fix	—	—	—	—	—	—	—	1
Receiving leg	(100)	(75)	—	—	—	—	(175)	(126)
Average Interest Rate	—	—	—	—	—	—	—	—
Paying leg	100	75	—	—	—	—	175	127
Average Interest Rate	1.18%	0.55%	—	—	—	—	0.91%	—
Fixed to floating	—	—	—	—	—	—	—	(622)
Receiving leg	(6,120)	(3,718)	(2,974)	(2,093)	(1,665)	(5,065)	(21,635)	(13,045)
Average Interest Rate	1.71%	1.02%	1.50%	0.80%	0.59%	0.52%	1.11%	—
Paying leg	6,120	3,718	2,974	2,093	1,665	5,065	21,635	12,423
Average Spread	0.60%	1.06%	0.46%	0.24%	0.32%	0.05%	0.47%	—
Floating to fixed	—	—	—	—	—	—	—	233
Receiving leg	(220)	(359)	(1,997)	(470)	(50)	(2,122)	(5,218)	(5,210)
Average Spread	2.75%	—	—	—	—	0.11%	0.16%	—
Paying leg	220	359	1,997	470	50	2,122	5,218	5,443
Average Interest Rate	0.14%	1.30%	1.02%	1.26%	0.65%	0.37%	0.76%	—
USD								(5)
Fixed to floating	—	—	—	—	—	—	—	(24)
Receiving leg	(277)	(522)	(277)	(139)	—	—	(1,215)	(407)
Average Interest Rate	1.61%	1.73%	1.74%	3.55%	—	—	1.91%	—
Paying leg	277	522	277	139	—	—	1,215	383
Average Spread	1.68%	0.92%	1.77%	—	—	—	1.18%	—
Floating to fixed	—	—	—	—	—	—	—	19
Receiving leg	—	(245)	—	(139)	—	—	(384)	(383)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	245	—	139	—	—	384	402
Average Interest Rate	—	1.93%	—	2.52%	—	—	2.14%	—

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	190

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Interest rate swaps
Millions of euros	Maturity
Trading purposes	2021	2022	2023	2024	2025	Subsequent years	Total	Fair value
EUR								2,221
Fixed to floating	—	—	—	—	—	—	—	(162)
Receiving leg	(1,500)	(250)	(1,500)	—	(125)	(425)	(3,800)	(3,957)
Average Interest Rate	1.29%	1.20%	1.54%	—	0.32%	0.70%	0.78%	—
Paying leg	1,500	250	1,500	—	125	425	3,800	3,795
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	2,383
Receiving leg	(522)	(192)	—	(700)	(1,054)	(9,282)	(11,750)	(11,358)
Average Spread	—	—	—	—	0.15%	—	0.01%	—
Paying leg	522	192	—	700	1,054	9,282	11,750	13,741
Average Interest Rate	2.75%	0.12%	—	2.30%	0.54%	1.09%	1.17%	—
USD								(2,939)
Fixed to floating	—	—	—	—	—	—	—	(2,939)
Receiving leg	(1,475)	(596)	(715)	(72)	(368)	(9,118)	(12,344)	(14,567)
Average Interest Rate	3.44%	1.74%	1.85%	2.36%	1.30%	3.12%	2.96%	—
Paying leg	1,475	596	715	72	368	9,118	12,344	11,628
Average Spread	—	—	—	—	1.03%	—	0.03%	—

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	191

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Millions of euros	Maturity
Trading purposes	2021	2022	2023	2024	2025	Subsequent years	Total	Fair value
GBP								(193)
Fixed to floating	—	—	—	—	—	—	—	(193)
Receiving leg	—	(891)	—	—	—	(445)	(1,336)	(1,523)
Average Interest Rate	—	3.67%	—	—	—	3.42%	3.58%	—
Paying leg	—	891	—	—	—	445	1,336	1,330
Average Spread	—	—	—	—	—	—	—	—
CLP								5
Fixed to floating	—	—	—	—	—	—	—	(1)
Receiving leg	(3)	(3)	(3)	—	—	—	(9)	(9)
Average Interest Rate	4.90%	4.90%	4.90%	—	—	—	4.90%	—
Paying leg	3	3	3	—	—	—	9	8
Average Spread	1.27%	1.27%	1.27%	—	—	—	1.27%	—
Floating to fixed	—	—	—	—	—	—	—	6
Receiving leg	(114)	(17)	(133)	—	—	—	(264)	(264)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	114	17	133	—	—	—	264	270
Average Interest Rate	3.26%	0.69%	1.54%	—	—	—	2.22%	—
CHF								(4)
Fixed to floating	—	—	—	—	—	—	—	(4)
Receiving leg	—	(139)	—	—	—	—	(139)	(143)
Average Interest Rate	—	0.75%	—	—	—	—	0.75%	—
Paying leg	—	139	—	—	—	—	139	139
Average Spread	—	—	—	—	—	—	—	—
COP								9
Floating to fixed	—	—	—	—	—	—	—	9
Receiving leg	—	—	—	—	(214)	(36)	(250)	—
Average Spread	—	—	—	—	—	3.39%	0.49%	—
Paying leg	—	—	—	—	214	36	250	9
Average Interest Rate	—	—	—	—	3.54%	8.09%	4.20%	—

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	192

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Exchange rate options	Maturities
Millions of euros	2021	2022	2023	2024	2025	Subsequent years
Put Currencies (USDBRL, BRLUSD)
Notional amount of options bought	1,104	—	—	—	—	—
Strike	5.11	—	—	—	—	—
Notional amount of options sold	943	—	—	—	—	—
Strike	5.03	—	—	—	—	—
Put Currencies (EURGBP, GBPEUR)
Notional amount of options bought	1,667	—	—	—	—	—
Strike	0.75	—	—	—	—	—
Notional amount of options sold	1,515	—	—	—	—	—
Strike	0.83	—	—	—	—	—
Call Currencies (EURGBP, GBPEUR)
Notional amount of options bought	1,384	—	—	—	—	—
Strike	0.90	—	—	—	—	—
Notional amount of options sold	1,250	—	—	—	—	—
Strike	1.00	—	—	—	—	—

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	193

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Interest rate options, by maturity, are as follows:

Interest rate options	Maturities
Millions of euros	2021	2022	2023	2024	2025	Subsequent years
Collars
Notional amount of options bought	—	835	—	—	—	—
Strike Cap	—	4.92	—	—	—	—
Strike Floor	—	4.15	—	—	—	—
Caps
Notional amount of options bought	—	—	—	—	—	—
Strike	—	—	—	—	—	—
Notional amount of options sold	—	835	—	—	—	—
Strike	—	5.53	—	—	—	—
Floors
Notional amount of options bought	—	835	—	—	—	—
Strike	—	1.17	—	—	—	—
Notional amount of options sold	—	—	—	—	—	—
Strike	—	—	—	—	—	—

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	194

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2021	2022	2023	2024	2025	Subsequent years	Total
Currency swaps
Receive	BRL	7	—	—	—	—	—	7
Pay	BRL	(223)	—	—	—	—	—	(223)
Receive	CLP	40	275	80	—	—	—	395
Pay	CLP	(114)	(551)	(351)	—	—	—	(1,016)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	—	—	—	—	(447)	—	(447)
Receive	EUR	909	—	—	—	—	—	909
Pay	EUR	(3,144)	(875)	(668)	(80)	(46)	(10,101)	(14,914)
Receive	GBP	—	557	—	—	—	445	1,002
Pay	GBP	—	—	—	—	—	—	—
Receive	JPY	—	—	—	—	—	119	119
Pay	JPY	—	—	—	—	—	—	—
Receive	MXN	25	25	25	25	25	117	242
Pay	MXN	(25)	(25)	(25)	(25)	(25)	(117)	(242)
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	—	—	—	—	1	—	1
Receive	UFC	—	—	200	—	—	—	200
Pay	UFC	—	—	(100)	—	—	—	(100)
Receive	USD	3,253	1,003	885	72	450	8,710	14,373
Pay	USD	(638)	(408)	—	—	(1)	—	(1,047)
Receive	UDI	37	37	37	37	37	170	355
Pay	UDI	(37)	(37)	(37)	(37)	(37)	(170)	(355)
Receive	CHF	—	139	—	—	—	—	139
Pay	CHF	—	—	—	—	—	—	—
TOTAL		90	140	46	(8)	(43)	(827)	(602)
(*) The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.81), EUR/USD (1.15), USD/COP (3,729.46) and EUR/CHF (1.20).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	195

Consolidated Financial Statements 2020 Notes to the consolidated financial statements

Millions of euros		2021	2022	2023	2024	2025	Subsequent years	Total
Forwards
Receive	BRL	149	—	—	—	—	—	149
Pay	BRL	(2,610)	—	—	—	—	—	(2,610)
Receive	CLP	1	—	—	—	—	—	1
Pay	CLP	(554)	(26)	—	—	—	—	(580)
Receive	COP	412	—	—	—	—	—	412
Pay	COP	(993)	(15)	—	—	—	—	(1,008)
Receive	CZK	65	—	—	—	—	—	65
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	14,223	—	—	—	—	—	14,223
Pay	EUR	(1,229)	—	—	—	—	—	(1,229)
Receive	GBP	528	—	—	—	—	—	528
Pay	GBP	(8,521)	—	—	—	—	—	(8,521)
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(151)	(3)	—	—	—	—	(154)
Receive	PEN	14	—	—	—	—	—	14
Pay	PEN	(223)	—	—	—	—	—	(223)
Receive	USD	2,563	41	1	—	—	—	2,605
Pay	USD	(3,799)	—	—	—	—	—	(3,799)
Receive	UYU	—	—	—	—	—	—	—
Pay	UYU	(9)	—	—	—	—	—	(9)
TOTAL		(134)	(3)	1	—	—	—	(136)
(*) The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.91), EUR/USD (1.20), USD/COP (3,739.23) and EUR/BRL (6.44).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	196

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Appendix V: Interest-bearing debt

The main financing transactions at December 31, 2020 and 2019 and their nominal amounts are as follows:

		Outstanding principal balance (millions of euros)
Descriptive name summary	Current limit (millions)	Currency	12/31/2020	12/31/2019	Arrangement date	Maturity date
Telefónica, S.A
Structured Financing (*)	18	USD	15	53	05/03/2011	07/30/2021
Structured Financing (*)	199	USD	162	282	02/22/2013	01/31/2023
Structured Financing (*)	187	USD	152	243	08/01/2013	10/31/2023
Structured Financing (*)	414	USD	338	448	12/11/2015	03/11/2026
Structured Financing (*)	281	EUR	281	341	12/11/2015	03/11/2026
Credit	100	GBP	111	117	05/23/2013	03/01/2023
Bilateral credit (1)	135	EUR	—	—	05/14/2019	05/14/2024
Bilateral loan	—	EUR	200	200	07/11/2019	08/14/2026
Bilateral loan	—	EUR	150	—	11/08/2019	03/12/2030
Bilateral loan	—	EUR	200	—	12/04/2019	05/06/2027
Syndicated	5,500	EUR	—	—	03/15/2018	03/15/2025
Bilateral loan (2)	200	EUR	—	—	12/18/2020	06/18/2024
Telefónica Germany GmbH & Co. OHG
EIB Financing	—	EUR	333	408	06/13/2016	06/13/2025
Syndicated (3)	750	EUR	—	—	12/17/2019	12/17/2024
EIB Financing (Tranche 1)	300	EUR	—	—	12/18/2019	06/18/2029
EIB Financing (Tranche 2)	150	EUR	—	—	01/14/2020	07/14/2029
Colombia Telecomunicaciones, S.A. E.S.P.
Bilateral loan	—	USD	175	—	02/25/2020	03/24/2025
Syndicated (4)	—	USD	204	—	03/18/2020	03/18/2025
Telxius Telecom, S.A.
Syndicated	103	EUR	197	300	12/01/2017	12/01/2024
Bilateral loan	—	EUR	150	150	11/29/2019	11/29/2021
Telefónica Móviles Chile, S.A.
Bilateral loan (5)	—	USD	114	—	04/17/2020	09/29/2023
T. UK Limited
Syndicated (6)	—	GBP	—	—	05/07/2020	09/29/2020
(1) On February 18, 2020, there was a decrease in the limit of the bilateral credit from 300 million euros to 135 million euros.
(2) The bilateral loan has two annual extension options.
(3) The financing matures in 2024, with two annual extension options at the request of Telefónica Germany GmbH & Co. OHG, for a maximum maturity in 2026.
(4) On July 17, 2020, there was an early repayment for USD 70 million, therefore the outstanding amount was from USD 320 millions to USD 250 millions.
(5) On September 30, 2020, there was an extension of the maturity for the USD 140 million bilateral loan up to 2023.
(6) On September 29, 2020, there was an early repayment of the syndicated loan. The original maturity of the loan was 2021 with two six-months extension options at T. UK Limited request with a maturity up to 2022.
(*) Facility with amortization schedule, showing in the column "Current limit" the undrawn amount.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	197

Consolidated Financial Statements 2020 Notes to the consolidated financial statements
Appendix VI: Key regulatory issues and concessions and licenses held by the Telefónica Group

Regulations
As a digital telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, including privacy and security, which can have a direct and material effect on the Group’s business areas. The extent to which regulations apply to the Telefónica Group depends largely on the nature of its activities in a particular country, with traditional fixed telephony services and fixed broadband usually subject to stricter regulations.
In order to provide services and operate its networks and to use spectrum, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as national regulatory authorities or NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations.
This section describes the legislative framework and the recent legislative key developments in the most relevant countries and regions in which the Group has significant interests. Many of the legislative changes and the adoption of regulatory measures by sector-specific regulators which are described in this section are in the process of being adopted and, therefore, have not yet concluded.
Regulation on COVID-19
As a result of COVID 19, in the most relevant jurisdictions where Telefónica operates, governments, during year 2020, have imposed different temporary measures on telecommunications operators, aimed at protecting the most vulnerable consumers. These measures ceased to apply in some countries at the beginning of the year 2021 (this is the case of Spain, Ecuador, Argentina and Peru). Amongst the measures adopted and still applicable, are: In Colombia, a ban on debt service suspension and payment fractionation and deferment of payment without surcharges. Also, in Colombia the government imposed the obligation to allow users 200 SMS for free and allow free browsing in 20 URLs defined by the government and imposed an obligation to publish some indicators related to the service quality until February 28, 2021. In Brazil, an obligation was imposed to send text messages (SMS) on the care needed for the prevention of this disease to the user base. In Germany, tracking application is free of charge, with no data consumption involved.
Furthermore, in several jurisdictions of the Telefónica Group, our operators agreed voluntarily with the Government to offer a package of minimum connectivity services at a reduced or free price, together with free access to specific platforms (i.e. health, emergencies, education, information). In Chile this voluntary agreement finished on December 2020.
On the other hand, and in order to facilitate for operators to provide telecommunications services during the pandemic, in Peru, Brazil and Colombia, the government adopted measures making it easier to comply with quality regulatory obligations. Colombia also issued flexibilization measures regarding the user’s protection regime, allowing the digitalization of the interactions, claims and complaints. Peru and Argentina made the regulatory framework for infrastructure deployment more flexible. In addition, Peru established the possibility of temporarily assigning spectrum at no cost. In this context, and at Telefónica's request, the Ministry of Transport and Communications (MTC) assigned 20 MHz on the 2.5 GHz band in 50 districts of Lima for 6 months, renewable for the same period and 60 MHz on the AWS-3 Band in 8 districts for 109 days. In Spain, the spectrum auction in the 700 MHz band has been delayed, and in Germany, the Federal Government has agreed to reduce VAT from 19% to 16%.
Electronic Communication Regulation in the European Union
By Directive (EU) 2018/1972, of December 11, 2018, the European Code of Electronic Communications (EECC in its acronym in English) was approved by the European Parliament and the Council. The Member States had a period of two years (until December 21, 2020) to transpose said Directive into their national legislation.
The Code includes measures to stimulate investment on very high capacity network (VHCN), modernization of the provisions of the Universal Service and certain changes in the regulation of services with the aim of balancing the supply conditions (Level Playing Field) between telecom operators and OTTs. In addition, some improvements are included for the coordination of spectrum management processes throughout the EU as well as a harmonization of licenses duration up to 20 years.
In general, different provisions included in the new Code are so extensive and complex that its final impact will highly depend on the interpretation that National Regulatory Authorities made in each Member State. The EECC will continue to oblige National Regulatory Authorities to analyze telecommunications markets and determine whether any operators dominate the market. Such operators will continue to be designated as having significant market power (SMP)

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements and face regulatory obligations in that territory. In the case of fiber networks, such SMP obligations could be relaxed if co-investment agreements bear fruit among other network operators.
Recently, the EC approved its Relevant Market Recommendation (RMR) updating and reviewing the 2014 Recommendation, reducing the total amount of markets susceptible of ex-ante regulation from 4 to 2: wholesale local access provided at a fixed location market (previous market 3a) and wholesale dedicated capacity market (previous market 4). Nevertheless, NRAs are still able to analyze any other market that according to national circumstances might deemed to be uncompetitive.
In relation to the establishment of a maximum limit at European level for both fixed and mobile termination rates (FTRs/MTRs), it is worth mentioning that their drop in recent years has been so important that future decreases are estimated to have a much modest impact on incomes that they had in the past. On December 18, 2020, EC adopted the Delegated Act establishing the glide path for mobile termination rates towards 0,2 euro cents per minute by 2024 and to 0,07 euro cents per minute in the case of fixed rates. Delegated Act is directly applicable in all Member States and will come into force by mid of first quarter of 2021, after the Parliament and Council’s approval.
The European Council has approved the Recovery and Resilience Mechanism (RRM), with European funds of 750 billion euros until 2025 as a central pillar of the European Digital Transformation (>20% of funds) initiatives which can receive support to advance connectivity and the digitalization of society.
Telecom Single Market
EU Regulation 2015/2120 of the EP and of the Council of November 25, 2015, lays down measures basically concerning open Internet access (Net Neutrality) and roaming on public mobile communications networks within the Union.
•Roaming: Since June 15, 2017, operators have not been allowed to charge roaming users within the EU additional fees to their domestic prices for roaming calls, SMS and data services. However, in some circumstances, operators may still apply consumption limits and additional surcharge under a "fair use policy" or additional surcharges under the sustainability exemption. On June 9, 2017, an agreement between the Parliament and the Council approving maximum wholesale caps was published. These caps are effective from June 15, 2017 for roaming services with the following currents limits that remain in force until June 30, 2022: i) 0.01 euros per SMS; ii) 0.032 euros per minute; iii) data service glide path: 4.5 euros per GB (2019); 3.5 euros per GB (2020); 3 euros per GB (2021) and 2.5 euros per GB (2022). A review of the roaming market is expected during the first quarter of 2021.
•Net Neutrality: Under the principle of network neutrality applicable to Internet access services area, network operators are not permitted to establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.
Digital Single Market
Among the most relevant regulatory initiatives we can find the following:
•Content Package:
◦On November 28, 2018, the audiovisual Directive (AVMS) was published in the Official Journal of the European Union. The text came into force on December 19, and must be transposed into national law in the EU member States within 21 months (by September 19, 2020). In Spain, the Government published on November 11, 2020 the Draft General Law on Audiovisual Communication for the transposition of the Directive on Audiovisual Media Services (AVMSD) and opened a consultation and allegations period that ended last December 3. In Germany, the transposition of the AVMSD was specified in the Interstate Media Treaty, which entered into force on November 7, 2020. Finally, the United Kingdom adopted the AVMS Regulation on September 30, 2020, which was applicable until the formalization of the UK’s exit from the UE. The European Commission announced on November 24, 2020 the opening of a sanctioning procedure against Spain and more than twenty States (which also included Germany and the UK) for their delay in transposing the Directive into national legislation. Among the main novelties of the regulation, it includes greater protection of children, limits on advertising and boost to European production. Rules will apply to television channel and also to video-on-demand platforms and distribution of videos, as well as to live broadcasts on these platforms. In particular video sharing platforms will be obliged to reserve at least 30% of European production in their video catalogs on demand. In addition, Member States may impose financing obligations to providers of VOD services established in another Member State but offering services in their countries.
◦The Geo-Blocking Regulation tries to limit geographically-based restrictions which undermine online shopping and cross-border sales. As a follow-up to the revision of the Geo-Blocking Regulation, the European Commission published an Action Plan to support the recovery and transformation of the audiovisual sector on December 3, 2020, in order to initiate a dialogue with the audiovisual industry during the year 2021 to improve access and availability of audiovisual content across EU borders.

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Consolidated Financial Statements 2020 Notes to the consolidated financial statements
•Proposed Regulations on the Digital Services Act and the Digital Markets Act:
On December 15, 2020, the European Commission published its proposed Digital Services Act and Digital Markets Act regulations.
In relation to the new Digital Services regulation, obligations will apply throughout the EU to all digital services that connect consumers to goods, services or content, such as:
–Rules on the removal of illegal goods, services or content online.
–Safeguards for users whose contents have been removed by error by the platforms.
–Obligation for the platforms to adopt measures to avoid the abuse of their systems.
–Transparency measures with a wide scope.
–New powers to control the operation of the platforms.
–New rules on the traceability of companies in online markets.
–Cooperation process between authorities to ensure compliance and adoption of measures.
With respect to the Digital Market regulation, whose main goal is to avoid the negative consequences derived from the behavior of the platforms that act as "gate keepers", the main points regulated are:
–It will only apply to the main platform providers more prone to incur in unfair practices.
–It defines thresholds for the definition of "gate keepers".
–It will prohibit manifestly unfair practices.
–It requires "gate keepers" to take action in a proactive manner.
–The regulation will impose penalties of up to 10% of global income for non-compliance.
The European Parliament and the Member States will debate both proposals until they are approved. This process may take approximately one year.
Data Protection
In relation with Data Protection & Privacy, the new General Data Protection Regulation (GDPR) of April 27, 2016, directly applicable in all member States in Europe from May 25, 2018, introduced administrative fines of up to 4% of an undertaking’s annual global turnover of the preceding financial year for breaching the new data protection rules. Member States, among them Spain, Germany and United Kingdom have adopted implementing measures of this
Regulation.
On January 10, 2017, the EC put forward its proposal for a Regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the GDPR. The EC proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover of the preceding financial year for breaching new regulation. Its approval is expected for 2021.
On the other hand, the Privacy Shield, approved by the EC on July 12, 2016 to lay out the framework for the international transfer of personal data from the EU to the US, was declared invalid by the European Court of Justice (ECJ) on July 16, 2020. In the same Ruling, ECJ considered that the Standard Contractual Clauses (SCC) for the transfer of personal data to processors established in third countries are valid, but may not be sufficient, in particular when the law of the third country allows its public authorities to interfere with personal data rights without adequate safeguards and effective remedies and actions. In those cases, the data controller will have to assess if they need to take additional measures. If these additional measures are not sufficient, they are obliged to suspend or terminate the international transfer of personal data.
Radio spectrum policy
On December 14, 2016, the three European institutions reached an agreement on how to coordinate the use of the 700 MHz band facilitating the introduction of 5G as of 2020. The 700 MHz band was expected to be assigned to mobile operators and made available for wireless broadband use by June 30, 2020, at the latest, in all EU Member states. Duly justified exceptions on grounds defined in Decision 2017/899/CE are allowed until June 30, 2022. Recent COVID-19 exceptional circumstances have delayed awards and spectrum availability in some Member States.
EU competition law
European competition provisions have the force of law in Member States and, therefore, are applicable to our operations in those States.
The Treaty on the Functioning of the European Union (TFEU) prohibits “concerted practices” and any agreement between companies that may affect trade between Member States and that restricts or has the objective of restricting competition in domestic market. The Treaty also prohibits any abuse of dominant position within the European Union or any considerable part thereof that may affect trade between Member States.
The Community Merger Regulation requires that all mergers, acquisitions and joint ventures involving companies that meet certain volume thresholds are subject to review by the EC rather than the national competition authorities. In accordance with the amended Community Merger Regulation, market concentrations that significantly impede effective competition in the market will be prohibited. The

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European Commission has the authority to apply the EU framework for the defense of the competition.
There are similar competition rules in the legislation of each Member State. Those responsible for ensuring compliance are the national competition authorities. All European countries in which Group Telefónica operates and to which we refer below are Member States of the European Union.
Spain
General regulatory framework
The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (9/2014) of May 9. The main modifications of this Law compared to the previous one were the reduction of administrative burdens to boost networks deployments, as well as the adoption of complementary measures for boosting investment in telecommunications sector. The draft of the General Telecommunications Law, implementing the "EECC", has been submitted to a public consultation process in 4Q2020 and it is expected that the draft bill will be approved during the first half of 2021, starting from that moment its parliamentary process.
The Market and Competition National Commission, or CNMC, created by the Law 3/2013, assumed in 2013 its role as telecommunications and audiovisual service regulator in Spain. This organism is also the competition authority in Spain and the national regulatory authority for transport, postal services and energy.
The main licenses and concessions held by Telefónica in Spain are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Market analysis
The obligations imposed by the national regulator in the most relevant markets in which Telefónica is deemed to have Significant Market Power (SMP) are detailed below.
Fixed markets
Wholesale fixed access and call origination market
On January 17, 2017, the CNMC approved the definition and the analysis of the market for access and call origination on fixed networks. Considering that Telefónica has SMP, the CNMC imposed specific obligations to Telefónica regarding the provision of origination services, preselection and wholesale access service to the telephone line on a cost-oriented production, and regarding the implementation of an accounting system. Telefónica was imposed, among others, the obligation of no discrimination, transparency and separation of accounts.
Fixed call termination market on individual networks
In July 2019, the CNMC carried out a new round of market analysis in terminated fixed networks, reaching the same conclusions as in the prior analysis and concluded that every single provider, including Telefónica de España, are dominants in terminating fixed networks and, as a consequence, are obliged to provide the terminating service applying cost-orientation and non-discrimination obligations to the rest of operators, according to a purely incremental costs model.
Relevant developments are the updating of terminating prices for the period 2019-2021, as well as the possibility of charging a surcharge for traffic originated outside the EU under the principle of reciprocity. The approved prices are as follows: from August 2019 until December 31, 2019 at 0.0643 euros per minute; from January 1, 2020 until December 31, 2020 at 0.0593 euros per minute and from January 1, 2021 at 0.0545 euros per minute.
Mobile market
Mobile network call termination
On January 2018, the CNMC adopted the final decision where all mobile operators were considered SMP for the call termination in their networks.

On January 18, 2020, the CNMC approved terminating prices applicable from January 1, 2020, set at 0.64 euro cents per minute, as well as the possibility of charging a surcharge for traffic originated outside the EU under the principle of reciprocity.
Wholesale (physical) to network infrastructure access and wholesale broadband access
In February 2016, the CNMC adopted a Resolution which established the elimination of the 30 Mbps limit and the incorporation of geographical segmentation to the regulation for the residential customers, so that Telefónica is not obliged to offer wholesale broadband services access (bitstream) in the most competitive areas (66 cities). In this sense, Telefónica de España is only obliged to offer its wholesale broadband access services (bitstream) for residential segment in non-competitive areas. The price of fiber wholesale access services is calculated under a model of economic replicability of Telefónica's retail offerings in the residential and business segments. The price of access services to the copper network is cost oriented. For the business segment, the Resolution requires Telefónica de España to offer its wholesale broadband access services both on the copper and fiber network, throughout the national territory.
On January 18, 2017, the CNMC adopted a Resolution which approved the reference offer of the new wholesale unbundled virtual access service to Telefónica's new broadband Ethernet service (local NEBA). NEBA services are expected to allow alternative operators more flexibility to structure their retail offers over Telefónica's fiber network. In March 2018, the CNMC approved the methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), set at 17.57 euros per month. This price is reviewed twice a year in order to assess whether Telefónica's retail offers (broadband flagship products) are economically

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replicable with such price.
In July 2018, the CNMC approved the methodology to analyze whether Telefónica’s business offers can be replicated by other operators.
On November 12, 2020, by means of a resolution to the revision of the parameters of the Economic Replicability Test, CNMC has considered that one of Telefónica’s flagship products was not replicable with existing wholesale access service price, encouraging Telefonica to reduce that price in order to restore the economic replicability of all its retail flagship products.
The resolutions from March 2018, July 2018 and November 2020 has been appealed by Telefónica de España.
On November 17, 2020, CNMC launched a public consultation regarding the broadband market (3a/3b market) regulation. The most remarkable aspects suggested by CNMC are:
•To expand the competitive area in new generation networks, from 66 to 592 districts, which represent the 67% where the Spanish population lives. In these areas the obligation to offer a wholesale broadband access service (NEBA) will not be imposed on Telefónica’s fiber network.
•In the remaining districts, CNMC requires Telefónica to provide other operators with a virtual disaggregated access service (local NEBA) and a wholesale broadband access service (NEBA) on its fiber network.
•Throughout the whole territory, CNMC suggests continuing maintaining the obligation by which Telefónica must provide the wholesale service of giving access to its civil infrastructure (ducts, conduits and posts).
After analyzing the comments made by the interested parties during the hearing process, CNMC will approve a draft measure that will be sent to the European Commission, as well as to the Ministry of Economic Affairs and Digital Transformation. It is expected that the new regulatory measure will be approved during 2021.
Universal service obligations
The Minister of Economy and Business on September 26, 2020, has approved a Resolution (ECE/1280/2019) for the designation of Telefónica de España as the operator responsible for the Universal Service Obligation (Network access and telephone service, public payphones) for a period of three and two respectively from January 1, 2020. The designation for the provision of a sufficient supply of public payphones has been appealed by Telefonica de España.
Spectrum
On February 22, 2021, Telefónica España acquired a 10 MHz block in the 3.4-3.8 GHz band for 21 million euros. With this spectrum acquisition, Telefónica completes 100 MHz which corresponds to the maximum carrier width in the 5G standard. Following this auction, the reorganization procedure of the 3.4-3.8 GHz band may be opened, in order for all the operators to have contiguous frequency blocks and ensure a more efficient use of the spectrum to deploy 5G technology and associated services. Regarding the 700 MHz band, a consultation has been opened on the conditions of an auction of a total of 75 MHz, which is expected to take place in April 2021, distributed in a 2X10 MHz license and four 2x5 MHz licenses in the 703-733/758-788 MHz band and three additional 5 MHz download licenses each in the 738-753 MHz band.
Additionally, Telefónica has already extended its administrative concessions in the 3.4-3.6 GHz band (2x20 MHz) and the 2.1 GHz band (2x5 MHz+ 5 MHz). In both cases, the initial term of the concession expired in April 2020 with the extension of 10 additional years (until 2030).
Contribution to RTVE funding
In August 2009, the Radio and Television Corporation Finance Law (Ley de Financiación de la Corporación de Radio y Television Española) was approved establishing that: (i) telecommunication operators which operate nationwide or at least in more than one region, have to pay a fixed annual contribution of 0.9% of the invoiced operating income of the year (excluding the revenues of the wholesale reference market), and (ii) the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region have to pay an annual fixed contribution to the RTVE funding as follows: (a) 3% on the gross revenue of the year for open concessionaire companies or TV services providers; and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide Pay TV services.
Contributions made to the funding of RTVE were appealed by Telefónica España and Telefónica Móviles España. The proceedings are currently on hold waiting for the ruling on (i) a prejudicial question submitted by the National High Court to the Court of Justice of the European Union; and (ii) also on an unconstitutionality question submitted to the Spanish Constitutional Court regarding compliance of the underlying law with the European legislation and the Spanish Constitution.
Acquisition of Distribuidora de Televisión Digital, S.A. (DTS)
The Resolution of the CNMC of April 22, 2015 authorized the acquisition of the exclusive control of DTS (Distribuidor Oficial de Televisión, S.A.) by Telefónica de Contenidos, S.A.U. As a result of such authorization, the new entity assumed a set of commitments for a five-year period, which briefly are: i) the obligation to make available a wholesale offer of channels with premium content, that allows the replicability of Telefónica retail Pay TV offer; ii) the prohibition of including a period of permanence clause in contracts for Pay TV packages; iii) the prohibition of attract DTS customers for a period of two months; iv) the obligation to keep at least three international routes uncongested with three Internet Connectivity Providers; and v) the prohibition of formalizing exclusive contracts exceeding three years with content

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providers.
In July 2020, CNMC decided to extend the application of the commitments on the DTS merger for an additional period of three years. After analyzing the existence of relevant modifications in the markets affected by the operation, the CNMC considered that it was justified to maintain all the commitments except for the broadcasting rights in the video on-demand modality (SVOD), whose commitment to limit the exclusivity, validity period and exploitation period of the contracts that Telefónica could sign is eliminated. In the TV channel commercialization area, the commitment prohibiting Telefónica from early termination of contracts with third party TV channel owners whose term ends within the commitment extension period is softened, allowing the early termination through good faith negotiation, under reasonable and non-discriminatory conditions. The commitments related to the pay-TV market in Spain, expressly subject to a term that has already expired, also terminate. Telefónica has appealed the decision.
Germany
General regulatory framework
The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). Following the adaptation of the 2009 EU Telecom Package, the Telecommunications Act has been repeatedly amended over the last years. The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA. On December 16, 2020, the German government published a draft new Telecommunications Act which aims at transposing the European Code of Electronic Communications (EECC) into German law. The respective legislative proceedings will take some more months.
On January 14, 2021, the German parliament passed the GWB-Digitalisierungsgesetz (Act for restrictions of digital competition). The aim of the act is to counteract abusive behavior of companies with a relevant importance in the market for competition. It was published on January 19, 2021.
The main licenses and concessions held by Telefónica in Germany are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Spectrum
The spectrum auction of June 12, 2019, bid the entire spectrum of the 2100 MHz band awarded to Telefónica so far. As a result of the auction, Telefónica obtained a 2x5 MHz block, whose license began on January 1, 2021 and expires on December 31, 2040, and another 2x5 MHz block with a license from January 1, 2026 to December 31, 2040. Thus, until December 31, 2020, Telefónica, in the 2100 MHz band has had 2x19.8 MHz + 2x14.85 MHz (a total of 2x34.65 MHz). From January 1, 2021 to December 31, 2025, Telefónica has 2x5 MHz (until 2040) + 2x14.85 MHz (until 2025), a total of
2x19.85 MHz, and from January 1, 2026 it will have 2x10 MHz until December 31, 2040.
In connection with the aforementioned auction, Telefónica's appeals against Decisions III and IV adopted by the German regulator on the conditions of use of the frequencies and the auction rules for the 2 GHz and 3.4 to 3.7 GHz bands are pending. Telefónica challenged the coverage obligations imposed and the requirement to negotiate network access.
On the other hand, in the 2.6 GHz band, Telefónica is renting 2x10 MHz to 1&1 DRI as a consequence of the remedies of the merger with E-Plus.
With regard to payment, Telefónica Deutschland Group, like the other auction participants, reached an agreement with the Federal Republic of Germany on September 5, 2019, as part of a national mobile communications pact, on payment facilities in the form of deferrals and installments. In return, the Telefónica Deutschland Group undertook to build 333 additional mobile communications locations in white spots by the end of 2021; in addition, 99% of households nationwide are to be supplied with LTE by the end of 2020 and each federal state by the end of 2021.
On November 21, 2019, BNetzA opened the application procedure for the assignment of spectrum for local non-public broadband in the 3.7 to 3.8 GHz range, in particular for 5G applications, from which telecommunications operators are excluded. The procedure is still open.
Merger of Telefónica and E-Plus
On December 18, 2019, Telefónica Deutschland and 1&1 Drillisch signed an agreement,approved by BNetzA on January 29, 2020, to lease 1&1 Drillisch 2x 10 MHz in the 2.6 GHz band until the end of 2025, when this license expires. In return, Telefónica Deutschland will receive an annual fee. With this agreement, Telefónica Deutschland will comply with another commitment agreed with the EC, in the context of the merger of Telefónica Deutschland and E-Plus.
On February 22, 2019, the EC initiated formal proceedings against Telefónica Deutschland Group for the implementation of the commitment to grant 4G wholesale services resulting from the merger of Telefónica/E-Plus by issuing a Statement of Objections. Telefónica Deutschland commented on the Statement of Objections on April 26, 2019. Telefónica Deutschland has adjusted the conditions of 4G wholesale services.
Market reviews
Mobile termination rates (MTR)
The most recently valid MTR of 0.95 euro cents per minute expired on November 30, 2019. The MTR valid as of December 1, 2019, have been approved at 0.90 euro cents per minute until November 30, 2020. As of November 30, 2021, a rate of 0.78 euro cents per minute and from December 1, 2021 a rate of 0.70 euro cents per minute was approved.
Fixed termination rates (FTR)

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In a resolution dated June 28, 2019, BNetzA fixed the FTR for the year 2020 at 0.06 euro cents per minute and for the year 2021 at 0.05 euro cents per minute.
BNetzA consultation and market studies on fiber optic infrastructures
The analysis by BNetzA in 2017 on “Issues in rates regulation for FttH/B-based wholesale products with a view to the development of fiber optic infrastructures capable of high performance” as well as on the need for regulation and the existence of significant market power on markets 3a (wholesale local access provided at a fixed location) and 3b (wholesale central access provided at a fixed location for mass-market products) continued in 2020. The key aspect of these analysis were questions of regulatory support for an accelerated roll-out of fiber optic networks based on rates and whether FTTH/B-based wholesale products will continue to be assigned to the nationwide connection market in which copper-based connections and cable-based connections can also be found. Final decisions are expected to be made in 2021.
United Kingdom
General legislative framework
The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services. Under the terms of the Withdrawal Agreement, the UK remains under an obligation to implement EU Directives until the end of the transition and implementation period on December 31, 2020. On December 2, 2020, the Government made the 2020 Electronic Communications and Wireless Telegraphy Regulation (Amendment) (European Electronic Communications Code and EU Exit). These make amendments to the Act, with effect from December 21, 2020, in order to transpose the EECC into UK law. These include certain changes to implement the end-user rights provisions, such as introducing a new express power for Ofcom to impose general conditions relating to “bundled contracts”.
The main licenses and concessions held by Telefónica in the United Kingdom are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Wholesale price regulation
Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators are subject to controls based on the pure long-run incremental cost approach ("pure LRIC"). The present mobile wholesale termination rate is 0.468 ppm. Ofcom is proposing to reduce this to 0.389 pmm from June 1, 2021.
Spectrum
Following an agreement between the Government and industry to provide for a “Shared Rural Network”, the mobile operators, including Telefonica United Kingdom, agreed to amend their 900 and 1800 MHz licences to provide for 88% geographic coverage by 2024 and 90% geographic coverage by 2026.
Telefonica United Kingdom acquired 25 MHz of 2.6 GHz TDD spectrum from BT operator, in November 2020. Ofcom is planning to auction 700 MHz and 3.6 GHz - 3.8 GH spectrum in March 2021, although such auction could be delayed.
Brazil
General legislative framework
The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector. On October 4, 2019, Law 13.879/2019 was published, introducing significant changes to the telecommunications framework.
Brazilian competition regulation is based on Law No. 12529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules.The antitrust law establishes a pre-merger notification regime for concentration transactions, with new turnover thresholds (one participant with gross revenue of 750 million Brazilian reals in Brazil and other participant with gross revenue of 75 million Brazilian reals in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).On October 18, 2016, CADE issued the Resolution No 17, which changed the rules concerning the mandatory notification of the so called ‘associative agreements’. The new regulation tends to reduce notifications of associative agreements that do not raise antitrust concerns.
Licenses
The main licenses and concessions of spectrum held by Telefónica in Brazil are listed at the end of this Appendix VI.
In the state of São Paulo, Telefônica Brasil provides local and national long-distance fixed switched telephony services (STFC) under the so-called public regime, through a concession agreement which is expected to remain in force until 2025. On October 4, 2019, Law 13.879/2019 (resulting from PLC 79/2016) was published. This Law introduces changes to the telecommunications regulatory framework and is expected to have a significant impact on this industry, by allowing fixed-line concessions operators to migrate from a grant regime (in which the underlying assets reverts to the government at the end of the concession) to an authorization regime. According to the Law, ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. The amount of such gains will translate into broadband related projects, which will need to be defined by ANATEL. Alternatively, if an operator chooses not to migrate to the authorization regime, existing contracts could be renewed

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beyond 2025. There is still a long process to an effective migration from one model to another, which can translate into an estimated period of between 12 and 18 months Until ANATEL regulate conditions and valuation criteria for migration, it is not possible to estimate the hypothetical investment obligations that ANATEL could impose on the concessionaires, including Telefónica Brazil.
At December 31, 2020 the estimated residual value of reversible assets was 6,711 million Brazilian reals (approximately 1,053 million euros under the exchange rate applicable on such date).
In the other Brazilian states, Telefônica Brasil provides local, international and long-distance STFC, personal mobile service (SMP) and broadband multimedia communication services (which include the provision of fixed broadband connection) and pay TV services, all under the private regime.
On June 17, 2020, the Decree that regulates Law 13,879/2019 was published. The Decree 10,402/2020 allows the renewal of existing licenses. Previously, only a single license renewal was allowed for the same period. Currently, the successive renewals will be made in a competitive process at market price. The renewal amount can be converted, totally or partially, into investment commitments.
Regarding Telefónica’s requests for renewal of spectrum licenses in the 850 MHz band, which are due to expire between 2020 to 2028, Anatel decided to extend the licenses until November 29, 2028. In addition, the amount due for the extension must be calculated based on the parameters of the net present value, in order to reflect the real economic value (market value) of the bands. However, Telefónica has appealed the aforementioned decision as far as the economic value is concerned. According to the Agency, the extension for a different period as compared with the Law resulted exceptionally from the need to promote the refarming. In this way, the deadlines for renewal of all operators will overlap and the Agency will decide the issue together.
Regarding the 2.5 GHz and 450 MHz spectrum bands, licensed in certain cities, the regulator issued a decision in June 2019, which has been challenged, by Telefónica allowing the use of a satellite solution to meet existing commitments and obligations to increase the connection speed and ordering the termination of licenses relating to the 451 MHz to 458 MHz and 461 MHz to 468 MHz frequencies in cases where relevant operators have not used such frequencies within the deadline set in the relevant auction notice. Telefónica had not provided any services through the 450 MHz band by the relevant deadline, as relevant equipment was not available at such time. If challenges brought against this decision are not successful, Telefónica could lose its right to exploit the 450 MHz band.
On February 6, 2020, ANATEL has published a proposal regarding the 5G auction, that will be incorporated into a public consultation. It is expected that the auction will take place in 2021.The frequencies to be auctioned are 20 MHz of 700 MHz band for national blocks, 90 MHz of 2.3 GHz band for regional blocks, 400 MHz of 3.5 GHz for national and regional blocks and 3,200 MHz of 26 GHz for national and regional blocks.
Interconnection, tariffs and prices
Interconnection among public networks is mandatory in Brazil. Generally, parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. Interconnection rates for fixed network operators identified as operators with SMP (Resolution No. 588/2012) are defined by ANATEL; the interconnection rates for the use of mobile operators networks (Resolution No. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Resolution No. 576/2011), ANATEL imposes the rates to be used. The mobile termination market is based on the model of incremental costs and, pursuant to applicable laws, variations in VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls). Regarding VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls), variations in VU-M no longer need to impact these values, as is still the case of VC1. In March 2020, ANATEL approved Resolution No. 724, which established the Standard for the implementation and monitoring of tariff freedom in the Fixed Telephone Service (STFC) for use by the general public, in the National Long-Distance mode. Since then, the company has been free to determine domestic long-distance fees according to the market.
The Telefónica Group, including VIVO, has been identified as an operator with SMP in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 12 MBps in the region of São Paulo; (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 MBps in the region of São Paulo; (iii) passive ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil; (v) national roaming market throughout Brazil.
ANATEL's Resolution no. 694/2018 in July 2018 changed the PGMC, which, besides others changes, recognized a new relevant wholesale market of high capacity data transport services with speeds higher than 34 Mbps, in which Telefónica is established as SMP throughout Brazil.
In addition, operators without SMP are no longer entitled to charge fixed termination fees up to 20% higher than the highest fee adopted by fixed operators with SMP in the same region, since the publication of the Resolution no. 694/2018 in July 2018.
Further, ANATEL’s Resolution No. 694 of July 17, 2018, changed article 41 of the Appendix II of the General Plan of Competition Goals (PGMC), and established the “bill and keep” between SMP and the non-SMP operators as 50/50%,

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from February 24, 2018 for the next 4 years, when this might be revised by ANATEL. Accordingly, the VU-M values (in Brazilian reals) for 2021 applicable to Telefónica Brazil are the following: (i) Region I: 0,013800; (ii) Region 2: 0,01527; and (iii) Region 3: 0,02814, nevertheless Telefónica can reach an agreement for higher values.
Regulation on Universal Service
Currently, only Fixed Switched Telephony Services are subject to universalization obligations. These obligations are established in the General Plan of Universalization Targets (PGMU) and can be reviewed every five years.
Mexico
General regulatory framework
In Mexico, the provision of telecommunication services is governed by the Constitution and the Federal Telecommunication and Broadcasting Law (LFTy R), published on July 14, 2014. The Federal Law of Economic Competition published on May 23, 2014, its regulations and the Regulatory Provisions of the Federal Law of Economic Competition for telecommunications and broadcasting published by the Federal Telecommunications Institute on January 12, 2015.
In Mexico, the Chamber of Deputies approved the proposal amending the Federal Telecommunications and Broadcasting Law to create a National Register of Mobile Telephone Users storing biometrics and personal data.
The Padrón Nacional de Usuarios de Telefonía Móvil will include users’ telephone number, date and time of activation of the SIM card, name, nationality, official identification number with photography, address, telecommunications provider data, contracting modality, biometric data, and Population Registration Key (CURP) number.
The Federal Institute of Telecommunications will be in charge of managing the Register and issuing the corresponding regulatory provisions.
The mobile providers will have the obligation to collect and validate the information of the users that will be included in the register, as well as to report in cases of cancellations, additions or any movement in order to keep the registry updated. Fines are foreseen in case of not making the registration of any line and / or its modifications or for doing it in an untimely manner.
Now, the new proposal has been turned over to the Senate, and if approved, it would imply significant costs for the company as it is obligated to have the equipment and systems at each of its points of sale that allow it to collect biometric data from users. On the other hand, for those users who do not register previously acquired lines within a period of two years, providers will be obligated to suspend them immediately, which would significantly impact the user base.
The Federal Telecommunications Institute (IFT) is the authority responsible for the regulation, promotion and supervision of the use, development and exploitation of radio spectrum, networks and the provision of broadcasting services and telecommunications, as well as the antitrust authority for broadcasting and telecommunications sectors. Furthermore, on August 26, 2015, a special division on Telecommunications affairs was established by the Consumers Affair Authority to monitor, coordinate, control, substantiate and resolve conciliation, arbitration and infringements, review, modification and grant the use of adhesion contracts in terms of Federal Consumer Act.
The IFT, as the Mexican national authority in communications and broadcasting sectors, declared in 2014 the América Móvil Group a preponderant operator in the telecommunications market, imposing specific measures with asymmetric obligations to avoid damaging competition and free market participation. Within these measures are the imposition of a regulated framework interconnection agreement and a set of reference offers for: leasing of dedicated links, access and shared use of passive infrastructure in fixed and mobile networks, MVNOs, roaming and local loop unbundling. In this sense, on November 17, 2016, Telefónica México and América Móvil Group signed an agreement in order for América Móvil to provide the wholesale service of national roaming in the areas where Telefónica México currently has no coverage. This was done in light of the specific measures with asymmetric obligations imposed by the IFT to the Preponderant Economic Agent, services that are used by Telefónica México.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Pegaso PCS, S.A. de C.V. (Pegaso PCS) has multiple concessions and licenses for installation and operation of a public telecommunications network to provide telecommunications services and use spectrum for the provision of mobile wireless service nationwide.
In Mexico, Telefónica México accepted the terms and conditions established by IFT for the renewal of national exploitation licenses of 1900 MHz spectrum, that expired in 2018. Notwithstanding the foregoing, on November 21, 2019, Pegaso PCS, S.A. de C.V. notified IFT of the waiver of the totality of its spectrum licenses on fourth different stages. On December 31, 2019, Telefonica returned 40 MHz of 2.5 GHz along with some blocks of 1900 MHz in different regions of the country. On December 31, 2020 Telefónica México returned the 850 and 1900 MHz spectrum for regions 1, 3 and, 4. The remaining 850 and 1900 MHz spectrum bands for regions 2, 5, 6, 7, 8, and 9 are still pending to be returned on December 31, 2021 and June 30, 2022.
Prices and tariffs
Tariffs charged to customers are not regulated. They are set by companies and must be registered with the IFT, in order to be enforced.
Interconnection
On November 17, 2020, the IFT published the MTRs applicable to solve any conflicts regarding MTR during 2021,

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2022 and 2023. For 2021 MTRs were set, for the Preponderant Economic Agent (Radiomóvil Dipsa, S.A. de CV- Telcel-) at 0.018489 pesos per minute, while for the non-preponderant ones they were set at 0.073714 pesos per minute. These rates were calculated using was an LRIC cost model used in the past with new criteria and variables. This decision and the ones that established the MTRs applicable to 2018, 2019 and 2020 were challenged by Telefónica.
Foreign ownership/restrictions on transfer of ownership
Since the amendments to the Constitution published in June 2013 foreign investment (FDI) up to one hundred percent in telecommunications is allowed.
Chile
General regulatory framework
The General Telecommunications Law No. 18168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile. The main regulatory authority in Chile is SUBTEL (the Under-Secretary of Telecommunications). On February 13, 2014, the Regulation on Telecommunications Services was published and came into force on June 14, 2014, regulating a number of new services as Internet, Pay TV, etc.
In May 2014, law No. 20750 allowing the introduction of DTT was published in the Official Journal. It set an extensible deadline of five years for the blackout analog. It also set forth that the concessions of free-to-air broadcasting could be nationwide, regional, local and with European coverage.
The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree No. 1 of 2005 (Ministerio of Economía, Fomento y Reconstrucción). The Competition Court deals with infringements of competition law. This Law Nº 20,945 was published on August 30, 2016. The law increases the administrative fines up to 30% of the sales relating to the product line or services associated with the infringement during the period in which the alleged infringement took place, or up to the double of the economic profit reached by the infringement.
Other relevant laws that have an impact on the operation are Law No. 20,808, published in the Official Gazette on January 28, 2015, which protects the free choice of users in cable, Internet or telephony services, Law No. 21,046 that establishes the obligation of a guaranteed minimum speed of Internet access, published in the Official Gazette of November 25, 2017 and Law No. 21,245, published in the Official Gazette on July 15, 2020 that establishes the obligation to provide the Automatic National Roaming service in certain areas.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services, concessions of long distance and concessions to install and exploit the national fiber optic network and mobile satellite. 2.6 GHz and 700 MHz concessions established an obligation for Telefónica Móviles Chile to provide a wholesale service to MVNOs, for what the latter had to published a completely Facilities Offer (including prices), available in non-discriminatory terms.
In Chile, the enforcement of the ruling issued by the Supreme Court ordering Telefónica Móviles Chile ("TMCH") to relinquish part of the spectrum acquired in 2014 (20 MHz) in the 700 MHz band, The court decision requires TMCH to dispose of 20 MHz, however allows TMCH to choose the band from which spectrum is relinquished. In November 2019 TMCH presented to SUBTEL and the TDLC the proposed bidding rules for TMCH’s direct sale of 10 MHz in the 1900 MHz band, as this decision must be complied with before October 17, 2021. On December 21, 2020 the sale was awarded. The remaining 10 MHz were returned to SUBTEL through the resignation over two concessions in the 3500 MHz band (in the southern part of the country) that were not in use.
On December 5, 2019, and after consulting procedure, the TDLC notified resolution 59 through which it modified the 60 MHz spectrum cap, establishing percentage caps by macrobands. Against this resolution, claims were filed by some operators and Conadecus, which were partially accepted by the Supreme Court on July 13, 2020, in the sense of: i) maintaining the percentage caps set by the TDLC, with the exception of the low macroband (up to 1 GHz) which went from 32% to 30%, and ii) establishing certain complementary measures to the Mobile Network Operators such as, national mandatory and temporary roaming; or keeping an offer of facilities and resale plans for MVNOs permanently available and updated, among others.
On August 31, 2020, the TDLC determined that the execution of the decisions issued by SUBTEL, in relation to the 3.5 GHz band, does not infringe the free competition. Furthermore, the TDLC established that the 3.5 GHz assignees can only operate fixed wireless services and that, in order to provide mobile services with that spectrum, a public tender must be held by the Authority. Telefónica appealed it before the Supreme Court, whose resolution is currently pending.
SUBTEL called 4 simultaneous tender to auction 30-year concessions in four bands - a total of 20MHz will be made available in the 700MHz band, 30MHz in the AWS band, 150 MHz in the 3.5 GHz band and 1.600 MHz in the 26GHz band. On November 18, 2020, applications to the auction were submitted, with Telefónica Chile only applying for the 3.5 GHz band.
On October 30, 2020, TMCH filed a consultation before the TDLC, requesting that the 5G competition tender rules shall be previously reviewed by the mentioned court and applying for the suspension of the tender as an interim measure. This request was rejected, and the consultation is still ongoing at the court. Finally, on February 16, 2021, the auction for the

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3.5GHz band was completed and Telefónica Móviles Chile has been awarded 50MHz.
Prices and tariffs
Public telecommunication services prices and prices for intermediate telecommunication services are freely established by operators, unless there is an express resolution by Chile's Competition Court on existing conditions in the market confirming that there is not enough competition. Additionally, maximum prices for interconnection services (access charges for network use, mainly) are subject to tariff regulation for all operators, being set by stipulated procedures.
The Ministries set maximum tariffs under efficient operator model basis.
Maximum tariffs for telephony services are set every five years jointly by the Ministry of Transport and Telecommunications and the Ministry of Economy.
Interconnection
Interconnection is obligatory for all license holders with the same type of public telecommunications services and between telephony public services and intermediate services that provide international long distance services. Every five years, SUBTEL sets the applicable tariffs for services provided through the interconnected networks.
On May 9, 2019, a new Tariff Decree regarding fixed termination rate was adopted for the 2019-2024 period. The new tariff decree for the period 2019-2024, entered into force retroactively in May 2019 and represents a 65% drop from the previous value to reach a value of 1.3 CLP per minute during normal business hours.
Regarding mobile termination rates, in 2019 a new decree was issued, which will be applicable for the next 5 years, The average tariff which will apply until 2024 was 1.8 CLP per minute (0.0024 euros, without VAT, based on the exchange rate as of February 6, 2019, to be charged on a per second basis). The validity of the new tariff decree starts on January 26, 2019.
Argentina
General regulatory framework
The basic legal framework for the provision of telecommunications services in Argentina is set forth in the Law “Argentina Digital” No. 27078 issued on January 7, 2015. This legal framework declared of public interest the development and regulation of information technology, communications and its associated resources (TIC's). Thus, this law became the specific regulatory regime for the free market, including rules on interconnection, universal service and radio spectrum, and setting out the principles of network neutrality and giving to the technological, informational and communicational companies the possibility of providing broadcasting services (except satellite infrastructure), and setting a single license system.
Additionally, the Government approved the Decree No.
267/2015, published in the Official Gazette on January 4, 2016, which amended the Argentina Digital Act creating the National Communication Agency (ENACOM), which is the continuation of the Federal Authority for ICTs (Autoridad Federal de Tecnologías de la Información y las Comunicaciones).
By the Decree of Need and Urgency No. 690/2020, it was resolved to amend Law 27078, establishing that Information and Communication Technology Services and Access to telecommunications networks for and among licensees are essential and strategic public services. At the same time, it determined that the prices of ICT essential and strategic public services will be regulated by the authority. Finally, it incorporated mobile communication services as public services. In connection with DNU 690/2020, Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, “Telefónica”) were forced to file a lawsuit against the Argentine State, in connection with a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework provided that the services provided by Telefónica were private and prices would be freely set by Telefónica. However, DNU 690/2020, by providing that the services will be "public services" and that prices will be regulated by the Argentine State, substantially modifies the legal status of those contracts, and substantially deprives Telefónica of essential rights derived from those contracts. As a result, Telefónica has filed a lawsuit claiming the breach of the contractual relationship and the impairment of the performance of its obligations under such contracts.
Furthermore, “Law on Defense of Competition” No. 27442 prohibits any acts or behaviors contrary to such law and establishes an authority of competition that is pending to be constituted In the meantime, the Secretary of Commerce continues to act, assisted by the National Commission for the Defense of Competition created by Law No. 22262.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Telefónica de Argentina has licenses for an indefinite period of time for the provision of communications services; local telephone services; long-distance national and international, telex, international communication and data transfer services; national and international value-added services, and other telecommunication services provided by the different license agreements entered into with the National State, and administrative acts entered into with the National State.
Roaming
By means of Law 27.497 (BO 10/01/2019) the Economic Complementation Agreement No.35 between the States part of Mercosur and the Republic of Chile was approved, which includes the Commercial Agreement between the Republic of Chile and the Republic of Argentina by which these countries

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are obligated to implement the international roaming services in the territory of the other party with the same tariffs or prices they charge for the mobile services in their own country.
Finally, by means of Resolution ENACOM 927/2020, the International Roaming Regime between the Republic of Argentina and the Republic of Chile was approved, establishing as from August 29, 2020, the international roaming service.
Prices and tariffs
Since the amendment of the Argentine Digital Act by Decree No. 690/2020, the licensees may set the prices, which must be fair and reasonable, must cover exploitation costs and aim to an efficient provision and a reasonable operation margin. The authority may regulate the prices for reason of public interest.
On December 21, 2020, the BO published the ENACOM Resolution No. 1467/2020, which regulates the Mandatory Universal Basic Provision (PBU) for fixed and mobile telephone services, internet services and radio broadcasting by subscription through physical or radio links. Both the PBU benefits and the prices are established by the control authority. Only a certain group of persons who are covered by the cases set by the regulation (social plans beneficiaries, unemployed, etc.) may have access to the PBU.
Interconnection
The National Entity of Communications (ENACOM) has the power to control prices and tariffs, and also to set them in order to the general costs or other compensation mechanism.
The Ministry of Modernization issued resolution 286/2018 establishing a new interconnection regulation. Based on this, ENACOM set a local termination rate in the Fixed Telephony Service's networks equivalent to 0.0045 U.S. dollars per minute, for the local transit service a rate equivalent 0.0010 U.S. dollars per minute and for the service of long distance transport a rate equivalent to 0.0027 U.S. dollars per minute. A rate of 0.0108 U.S. dollars per minute applies to termination services in mobile networks.
ENACOM Resolution No. 1510/2020, published in the BO on December 31, 2020, set, on a temporary and exceptional basis, the reference exchange rate applicable to the remuneration of interconnection charges in force for calls made as of January 1, 2021, which will fixed at eighty-three pesos and thirty-six cents (83.36 U.S. dollars) for each U.S. dollar. This measure will be applicable for services rendered up to and including June 30, 2021.

Colombia
General regulatory framework
In Colombia there are different agencies responsible for decision-making in the Information Technology and
Communications sector (ICT), among them are the Ministry of Information and Communication Technologies (MinTIC), the Communications Regulation Commission (CRC), the National Spectrum Agency (ANE), the Superintendence of Industry and Commerce (SIC).
Through Law 1341 of July 30, 2009, as amended by Law 1978 of 2019, ICT sector is modernized, the competences are distributed and a single regulator is created, with the purpose of encouraging investment in the sector and focus on connectivity, creating more and better services, as well as unifying the regulatory framework and strengthening public television and radio.
Likewise, article 10 of Law 1341 of 2009 establishes the general rating regime for the provision of telecommunications networks and services, this rating is understood to be formally assorted, when the interested party is registered in the ICT register, provided by Article 15 of the abovementioned Law, in the same way. With the reform of this Law carried out with the Law 1978 of 2019, the subscription television service is included as provision of telecommunications networks and services and by virtue of the provisions of the transition regime established by such last mentioned regulation, the operators that to date of its publication, had concession contracts for the provision of television can qualify for general authorization and provide services in an environment of technological neutrality. Furthermore,telecommunications services keeps its status as public services in charge of the State.
Also, in accordance with the provisions of Article 11 of the Law 1341 of 2009, the use of the spectrum requires prior, express and granted permission by the MinTIC. As of 2019, the validity of the use permit is extended of spectrum and its renewal from 10 to 20 years. The regulation provides that the granting or renewal of the permit to use a segment of the radio spectrum will result in payment, in favor of the Information and Communications Technology Fund and in charge of the permit holder. This consideration may be partially paid, up to 60% of the total amount, through the execution of obligations to do, to expand the quality, capacity and coverage of the service, which benefits the poor and vulnerable population, or in remote areas, in public schools located in rural areas and other official institutions such as health centers and public libraries, as well as providing emergency networks.
On the other hand, the Colombian competition law is included in Law No. 155/1959, Decree No. 2153/1992 and Law No. 1340/2009 on restrictive trade practices.
Licenses
The main concessions and licenses for spectrum use are reflected in the table, at the end of the Annex.
In April 2021, expires the deadline to apply for the renewal of one of the permits for 15 MHz of spectrum in the 1900 MHz band, which is valid until October 18, 2021. For the renewal, the MinTic will have to impose a consideration at market prices which will be subject to the recent rules of the

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aforementioned Law 1978 of 2019.
In Colombia, the "5G Plan" as well as the 2020-2024 Spectrum Public Policy and the 2020-2024 Spectrum Allocation Framework Plan were published. These policy documents announced actions to auction the remaining spectrum in the 700 MHz, 1900 MHz and 2500 MHz bands, without indicating a concrete time frame. Additionally, spectrum in the 3.5 GHz band is planned to be assigned in the second quarter of 2021; however, this auction could be posponed until 2022. On the other hand, in the plans and documents referred above, the (Mintic) set the following main objectives: a) adapt spectrum auction processes to the new Law 1978 of 2019, which, among other objectives, seeks to avoid a fiscal collection criteria, b) guarantee the availability of spectrum and analyze the valuation model, and c) review the model of spectrum caps. In connection with these objectives, Telefónica has requested the Mintic to delay the spectrum auction in the 3.5 GHz band, considering that the market is not yet sufficiently prepared. It has also proposed the revision of the spectrum valuation methodology downwards, and its costs should be in line with the spectrum value generation capacity. Finally, Telefónica, although is in favor of increasing the spectrum ceilings, has requested additional measures to avoid resource monopolization by the dominant operator.
Interconnection
Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.
In February 2017, the CRC published resolution 5108 establishing, starting in 2017, symmetric reductions of 11.4 Colombian pesos per minute and 4.3 million Colombian pesos per monthly capacity to the termination rates for established operators and asymmetric termination rates of 24.58 Colombian pesos per minute and 9.8 million Colombian pesos per monthly capacity for new entrant operators in a five-year period. The CRC also adopted measures to promote the entry of MVNOs, including the regulation of prices for the access to the mobile networks.
In 2019, the CRC issued Resolution 5827 modifying theremuneration of the national automatic roaming (Roaming Automático Nacional or RAN) and the methodology to remunerate Mobile Virtual Network Operators (MVNO) service. In RAN, incoming traffic in voice processed with the National Automatic Roaming service will be remunerated by the Source Network Provider (who makes use of the facility) to the Visited Network Provider (Network Owner) for the charge value mobile access and not by RAN. This only applies when the Visited network provider has jointly deployed 3 or less sectors in 2G or 3G technologies.
The CRC is conducting a regulatory procedure for the
reduction of national roaming regulations. The regulatory project is expected to be approved during 2021.
In MVNO, the value of the average income (IPROM) in voice and data on which the discount is applied becomes calculated as the minimum between the average income per minute (ARPM) of the last two quarters prior to the report of the income and traffic information.
Prices and tariffs
The Technologies of Information and Communications Law provides for a free pricing system for communication services, unless there are market failures or quality problems. From 2016 retail tariffs for fix to mobile calls are no longer regulated except for TIGO (one of the commercial names under which Colombia Movil operates) which still holds concession for the provision of personal communication services (PCS's).
Peru
General regulatory framework
The provision of telecommunications services in Peru is governed by the Telecommunications Law, its General Regulation and related regulations. In July 2012, the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law No. 29904. This Law declared both (i) the construction of a National Fiber Optic Backbone available to the government to make possible the connectivity by the broad band; and (ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band of public necessity. In addition, Law No. 29904 implied that operators of electric, transport and hydrocarbon infrastructure projects would have to install fiber optic that would be available to the government and given in concession to telecommunication operators. Also, this law established that a percentage of the capacity of the National Fiber Optic Backbone would be reserved to the government to satisfy its necessities. Additionally, this Law incorporated the obligation of the Internet services providers to comply with the Net Neutrality regulations. In this sense, the NRA, the Organismo Supervisor de las Telecomunicaciones (OSIPTEL), adopted regulations aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in Peru in 2012 that are in force since January 1, 2017.
Law No. 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing MVNOs and mobile rural infrastructure operators (MRIO). Regulations developing the Act were published in August 2015.
The general competition framework in Peru is based on the Legislative Decree No. 1034. This Law it is applied, in the telecommunication sector, by OSIPTEL.
In November 2019, the government approved the Prior

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Control of Business Concentration Operations, applicable for those mergers, acquisitions, constitution of joint ventures or the acquisition of productive assets of economic agents that produce effects that restrict competition in the National territory. This regulation shall enter into force in March 2021.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
The renewal of concessions for the provision of fixed-line services, valid until 2027, was denied by the Ministry of Transportation and Communications after a request submitted in December 2013. Telefónica has started an arbitration proceeding to question such denial. However, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed telephony services that allow it to provide these services beyond 2027. In addition, the renewal of the 1900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunication services was requested. Regarding these renewal requests the Ministry of Transportation and Communication has not made a decision yet but the concessions are still valid until a final decision is made.
The cable distribution broadcasting service concessions were renewed in May 2016 until March 2032 and 2033, respectively.
In April 2016, Telefónica filed a renewal request in relation to the 1,900 MHz frequency spectrum for the Provincias (all of Peru except for Lima and Callao), which license expired in 2018. As of the date of this Annual Report, the decision of the Ministry of Transport and Communications in these proceedings is still pending and, according to the legislation, the underlying concessions remain in force as long as the proceedings are pending.
On November 2020, the Ministry of Transportation and Communications granted PANGEACO S.A.C. concession for the provision of telecommunications public services for a 20-year term, renewable. Such company was created on March 2020 in order to provide all kind of telecommunications services, as well as to acquire, have and exploit telecommunications infrastructure. Its mayor shareholder is Telefónica del Perú S.A.A., with 99.9% of its capital stock. The company shall enter into the respective concession contract within 60 business days of the grating of the concession.
In Peru, auctions were announced for the 1,750 - 1,780 MHz and 2,150 - 2,180 MHz bands and 2,300 - 2,330 MHz band that may take place during 2021. Likewise, the Ministry of Transport and Communications initiated a public consultation regarding 5G and the auction model for the 3.5 GHz and 26 GHz bands.
Wholesale regulation for Major Suppliers
OSIPTEL reviews the markets identified as priority (fixed Internet, mobile, payed television and circuits) every 3 years in order to determine the existence of major suppliers (companies with market power) in such markets and to impose obligations such as infrastructure sharing and services resale. On December 2, 2019, OSIPTEL published a draft of its decision, identifying Telefonica as a Major Supplier in 10 regional markets. The final decision shall be taken on 2021.
Prices and tariffs
Tariffs for fixed local telephony and long distance services are adjusted every three months considering services baskets, pursuant to a price cap formulae from inflation and a productivity and must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation. On 2011, OSIPTEL approved a new cap price system by which the operators of fixed services determine the rates of the local fixed-mobile calls. Such rate is adjusted every time there is an adjustment mobile interconnection rate. On January 9th, 2020, OSIPTEL adjusted such rate applicable to local calls made from Telefónica del Perú S.A.A.’s fixed telephones to mobile networks in PEN 0.0006 per second without IGV. This new rate is in force since January 23, 2020.
Interconnection
On December 24, 2020, OSIPTEL published the amendment of the MTR, at 0.00162 U.S. dollars per minute rated at the second, which is applicable since January 1, 2021 and will remain until a new MTR value is defined by the regulator.

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Main concessions and licenses held by the Telefónica Group
The following tables list the concessions and licenses as at December 31, 2020 to use spectrum for mobile services and selected other applications in each country.

EUROPE	Frequency	Bandwidth (MHz)		Year of Exp. Date
Spain	800 MHz	20		2031
	900 MHz	29.6		2030
	1800 MHz	40		2030
	1900 MHz (TDD)	5		2030	(1)
	2100 MHz	29.6		2030	(1)
	2600 MHz	40		2030
	2600 MHz	20	(2)	2030
	2600 MHz (TDD)	10	(3)	2030
	3.5 GHz	40		2030	(1)
	3.7 GHz (TDD)	50		2038
United Kingdom	800 MHz	20		Indefinite	(4)
	900 MHz	34.8		Indefinite
	1800 MHz	11.6		Indefinite
	1900 MHz (TDD)	5		Indefinite
	2100 MHz	20		Indefinite
	2300 MHz (TDD)	40		Indefinite	(4)
	2600 MHz (TDD)	25		Indefinite
	3.5 GHz (TDD)	40		Indefinite	(4)
Germany	700 MHz	20		2033
	800 MHz	20		2025
	900 MHz	20		2033
	1800 MHz	20		2033
	1800 MHz	20		2025
	1900 MHz (TDD)	5		2025
	1900 MHz (TDD)	5		2020
	2000 MHz (TDD)	14.2		2025
	2100 MHz	39.6		2020
	2100 MHz	29.7		2025
	2600 MHz	60		2025
	2600 MHz (TDD)	20		2025
	3.5 GHz (TDD)	70		2040
(1) Initial term until 2020, extended concession until 18 April 2030.
(2) Regional licenses in Madrid and Melilla.
(3) National license excluding 2 regions (Madrid and Melilla).
(4) Initial term of 20 years

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BRAZIL	Frequency	Bandwidth (MHz)		Year of Exp. Date
Brazil (1)(2)	450 MHz	14	(3)	2027
	700 MHz	20		2029
	850 MHz	25	(4)	2028	(5)
	900 MHz	5	(6)	2023-2035	(7)
	1800 MHz	20-50	(8)	2023-2035	(7)
	2100 MHz	20-30	(11)	2023
	2500 MHz	40	(9)	2027-2031	(10)
(1) Expiration date accounts for initial term of 15 years, another 15 years extension is contemplated in all licenses.
(2) Regional codes are included in Annex 1.
(3) SP State (towns with CN 13 to 19), MG and North East (AL, CE, PB, PE, PI, RN e SE).
(4) Except regions 2', 4', 6', 7', 7’’ and 10.
(5) Regional licenses expiring in different dates. Extended concession until 2028.
(6) Only in regions 3, 4, 4', 5, 6, 7, 8 and 9. Not in regions 1, 2, 2', 5', 6', 7', 7’’ and 10.
(7) Regional licenses: expiration and renewal dates are dependent on the region. Extended concession until 2035.
(8)20MHz is the most common bandwidth, but it is higher in some regions (up to 50 MHz).
(9)40MHz national license, plus Band P (20MHz) in some areas.
(10) Band X will expire in 2027 and Band P will expire in 2031.
(11) 30 MHz in some regions.

HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date
Argentina	700 MHz	20	2033
	850 MHz (AMBA)	30	Indefinite
	850 MHz (Sur)	25	Indefinite
	1900 MHz (AMBA)	20	Indefinite
	1900 MHz (Norte)	50	Indefinite
	1900 MHz (Sur)	25	Indefinite
	1700 MHz/2100 MHz	20	2033
	2600 MHz	30	2035	(1)
	3.5 GHz	50	Indefinite	(2)
Chile	700 MHz	20	2045
	850 MHz	25	Indefinite
	1900 MHz	30	2032/2033	(3)
	2600 MHz	40	2043
	2600 MHz (TDD)	12	2038	(4)
Colombia	850 MHz	25	2024
	1700 MHz/2100 MHz	30	2023
	1900 MHz	15	2024
	1900 MHz	15	2021
Ecuador	850 MHz	25	2023
	1900 MHz	60	2023
Mexico(5)(14)	850 MHz (Reg. 1, 2, 3, 4)	20	2020/2022	(6)
	850 MHz (Monterrey and surroundings)	1.92	2020
	1900 MHz (Reg. 1)	40	2020
	1900 MHz (Reg. 2)	40	2022	(7)
	1900 MHz (Reg. 3)	40	2020	(8)
	1900 MHz (Reg. 4)	40	2020	(9)
	1900 MHz (Reg. 5)	50	2021
	1900 MHz (Reg. 6)	50	2021	(10)
	1900 MHz (Reg. 7)	50	2020	(11)
	1900 MHz (Reg. 8 - Guerrero, Oaxaca, Puebla, Tlaxcala and Veracruz)	50	2022	(12)
	1900 MHz (Reg. 9 - Mexico D.F.)	60	2021	(13)

Peru	450 MHz	10	2028
	700 MHz	30	2036
	850 MHz	25	2030	(15)
	900 MHz (Lima and Callao)	10	2028
	900 MHz (Rest of provinces)	16	2028
	1700 MHz/2100 MHz	40	2033
	1900 MHz (Lima and Callao)	25	2030
	1900 MHz (Rest of provinces)	25	2018	(16)
	3.5 GHz	50	2027
Uruguay	700 MHz	30	2037
	850 MHz	25	2024
	1900 MHz	20	2022/2024	(17)
	1900 MHz	40	2033
	2600 MHz	40	2045
Venezuela	850 MHz	25	2022
	1900 MHz	50	2022
	1700 MHz/2100 MHz	20	2022
	2600 MHz	40	2029
	3.5 GHz	50	2026
Costa Rica	850 MHz	10.6	2026
	1800 MHz	30	2026
	1800 MHz	20	2032
	2100 MHz	20	2026
	2100 MHz	20	2032
El Salvador	850 MHz	25	2038
	1900 MHz	30	2041
(1) Covering 65% of the population.
(2) Only in 37 locations.
(3)20 MHz expires in November 2032; 10 MHz in April 2033. Ongoing process to return 10MHz by 2021 as a result of the ‘Subtel’ (Chilean National Regulator) proposal to comply with the High Court resolution (June 2018) that mandates operators to return certain amount of spectrum they acquired in the 700MHz auction in 2014.
(4) Only in Metropolitan Region.
(5) Regional codes are included in Annex 2.
(6) In Regions 1, 3 and 4: 20 MHz expires in 31.12.2020; In Region 2: 20 MHz expires in 30.06.2022.
(7)40 MHz expires in 30.06.2022.
(8)40 MHz expires in 31.12.2020.
(9)40 MHz expires in 31.12.2020.
(10)50 MHz expires in 31.12.2021.
(11)50 MHz expires in 31.12.2020.
(12)50 MHz expires in 30.06.2022.
(13)60 MHz expires in 31.12.2021.
(14) The spectrum concessions have been renounced by Pegaso PCS, SA DE CV, anticipating its expiration dates to the dates listed. This renounce was notified to IFETEL on November 21, 2019.
(15) Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
(16) Under review. Extension requested on May 30, 2016. According to the law,

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the license maintains its validity until the Ministry of Transport and Communications decides.
(17)10 MHz expires in 2022; 10 MHz in 2024.

Telefónica seeks to use its spectrum in the most efficient way, implementing LTE and LTE-Advanced where possible.
Besides the spectrum assets included in the above tables, Telefónica owns other assets of spectrum used for other services in higher frequency ranges (above 6 GHz), including access transport.

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ANNEX 1

BRAZIL'S SPECTRUM PORTFOLIO: MEANING OF THE STATES, REGIONS AND SECTORS ACRONYMS
Acronym	State
AC	Acre
AL	Alagoas
AP	Amapá
AM	Amazonas
BA	Bahia
CE	Ceara
DF	Distrito Federal
ES	Espírito Santo
GO	Goiás
MA	Maranhão
MT	Mato Grosso
MS	Mato Grosso do Sul
MG	Minas Gerais
PA	Pará
PB	Paraíba
PR	Paraná
PE	Pernambuco
PI	Piauí
RJ	Rio de Janeiro
RN	Rio Grande do Norte
RS	Rio Grande do Sul
RO	Rondônia
RR	Roraima
SC	Santa Catarina
SP	São Paulo
SE	Sergipe
TO	Tocantins

Regions	States & towns included in the regions
1	SP (City)
2	SP (Interior)
2'	SP - towns of sector 33 of the GPLG
3	RJ and ES
4	MG
4'	MG - towns of sector 3 of the GPLG
5	PR and SC
5'	PR - towns of sector 20 of the GPLG
6	RS
6'	RS - towns of sector 30 of the GPLG
7	AC, DF, GO, MS, MT, RO and TO
7'	GO - towns of sector 25 of the GPLG
7''	MS - towns of sector 22 of the GPLG
8	AM, AP, MA, PA and RR
9	BA and SE
10	AL, CE, PB, PE, PI and RN

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Sectors	GPLG - general plan of the licenses granted (geographic areas that correspond to the sectors)
1	RJ
2	MG - except towns included in sector 3
3	MG - towns of Araporã, Araújo, Campina Verde, Campo Florido, Campos Altos, Canálopis, Capinópolis, Carmo do Paranaíba, Carneirinhos, Centralina, Comendador Gomes, Conceição das Alagoas, Córrego Danta, Cruzeiro da Fortaleza, Delta, Frutal, Gurinhatã, Ibiraci, Igaratinga, Iguatama, Indianópolis, Ipiaçú, Itapagipe, Ituiutaba, Iturama, Lagamar, Lagoa Formosa, Lagoa Grande, Limeira D'Oeste, Luz, Maravilhas, Moema, Monte Alegre de Minas, Monte Santo de Minas, Nova Ponte, Nova Serrana, Papagaios, Pará de Minas, Patos de Minas, Pedrinópolis, Pequi, Perdigão, Pirajuba, Pitangui, Planura, Prata, Presidente Olegário, Rio Paranaíba, Santa Juliana, Santa Vitória, São Francisco de Sales, São José da Varginha, Tupaciguara, Uberaba, Uberlândia, União de Minas and Vazante
4	ES
5	BA
6	SE
7	AL
8	PE
9	PB
10	RN
11	CE
12	PI
13	MA
14	PA
15	AP
16	AM
17	RR
18	SC
19	PR - except towns included of sector 20
20	PR - towns of Londrina and Tamarana
21	MS - except the town integrating of sector 22
22	MS - town of Paranaíba
23	MT
24	TO and GO - except towns included in sector 25
25	GO - towns of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão
26	DF
27	RO
28	AC
29	RS
30	RS - towns of Pelotas, Capão do Leão, Morro Redondo and Turuçu
31	SP - except the towns included in sector 33
33	SP - towns of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra

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ANNEX 2

Mexico spectrum portofolio: meaning of the region numbers
Region 1	Baja California: Baja California, Baja California Sur, Sonora (San Luis Río Colorado)
Region 2	Sinaloa, Sonora (excluding San Luis Río Colorado)
Region 3	Chihuahua, Durango, Coahuila de Zaragoza (Torreón, San Pedro, Matamoros, Francisco I. Madero, Viesca)
Region 4	Nuevo León, Tamaulipas, Coahuila de Zaragoza (excluding municipalities of the North Region)
Region 5	Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche
Region 6	Jalisco (excluding municipalities of the Central Region), Michoacán de Ocampo, Nayarit, Colima
Region 7	Guanajuato, San Luis Potosí, Zacatecas, Querétaro de Arteaga, Aguascalientes, Jalisco (Lagos de Moreno, Encarnación de Díaz, Teocaltiche, Ojuelos de Jalisco, Colotlán, Villa Hidalgo, Mezquitic, Huejuquilla el Alto, Huejúcar, Villa Guerrero, Bolaños, Santa María de los Ángeles)
Region 8	Veracruz-Llave, Puebla, Oaxaca, Guerrero, Tlaxcala
Region 9	State of México, Distrito Federal, Hidalgo, Morelos

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2020 Consolidated Management Report Chairman´s Letter
Chairman's Letter

2020 will be a year we will never forget, a year that showed how vulnerable we still are. The coronavirus pandemic has caused significant human injury, has affected every aspect of social and economic life and set before our eyes what we never thought we would have to see.
It has also been a year in which Telefónica's purpose —to make our world more human by connecting people's lives— has become more meaningful than ever. We have been at the service of society and all our stakeholders. It is no longer enough for companies to ensure responsible business management and deliver show excellent performance; what is important is to understand the consequences of our activity on the communities in which we operate.

Over the past year, we have been shaping the New Telefónica by following the strategic plan presented at the end of 2019. It has been the roadmap that has guided us through so much uncertainty. In such an exceptional period, Telefónica has completed some of the most important operations in its almost century-long history of success.
Once again, Telefónica has been a driving force for social progress in various fields. In economic terms, we have contributed nearly 45 billion euros to the Gross Domestic Product (GDP) of our major markets; we have paid taxes amounting to 8.16 billion euros and generated nearly one million direct and indirect jobs, i.e. almost eight jobs for every new hire. On the environmental front, we have helped companies save 9.5 million tonnes of CO2 and we have achieved 88% electricity consumption from renewable sources —100% in our main markets.

On the digital front, we have achieved 4G coverage for over 90% of the population in the four main countries in which where we operate. We have deployed our fibre not only in urban areas but also in rural areas and we have expanded our 5G networks in our major markets —in Spain they are now available to 78.5% of the population. Our recent issue of a sustainable hybrid bond, the first of its kind in the telecommunications sector, reinforces our continued investment in renewable and social projects to uphold our commitments to the fight against climate change and to inclusive digitisation for all. Telefónica never sleeps.
In what has been such a difficult year, we have managed to increase the trust and loyalty of our employees, our customers and society in general. The indicator Telefónica uses to gauge how much the Company's employees recommend the organisation as a good place to work (eNPS) is up to 65%, a healthy improvement on the 58% of 2019 and well above the 40% considered an indicator of excellence.

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2020 Consolidated Management Report Chairman´s Letter
Building on the strength of our networks and our vocation to serve people, our bond with customers has continued to grow, as shown by our Net Promoter Score (NPS), which measures the degree of satisfaction of our users. Our score is up 7 percentage points on the previous year in the four main markets in which we operate: Spain, Germany, Brazil and the United Kingdom.

To make our world more human by connecting people's lives has become more meaningful than ever. We have been at the service of society and all our stakeholders

At Telefónica we are aware of the challenges that await us as a company and as a society. In just a few months, the digital transformation has leap forward years in a positive move for sustainable progress —digitisation can reduce global CO2 emissions by between 15% and 35%. However, we also address this transformation with the responsibility of being aware of the associated risks, which means we have to ensure network security and data privacy, and avoid inequality resulting from discrimination in access to technology.
We will continue working towards a fairer, greener, more inclusive and prosperous economic and social recovery for all because our long-term growth potential depends on our ability to help the community of which we form part thrive. Together we go further. No other way is possible and there is no alternative. Society expects us to get involved, to help solve the big problems and to improve the world and the lives of those who live in it. That is why we will maintain our commitment to the principles of the Global Compact and the United Nations Sustainable Development Goals (SDGs).
Whatever happens, Telefónica is the best travelling companion you can have. It is always there when you need it most. Now is the time to get going. Now is the time to excel.

José María Álvarez-Pallete Chairman of Telefónica

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Chapter 1 BUSINESS EVOLUTION AND STRATEGY _

Strategic vision
1.1. Context
1.2. Mission, Purpose, Values
1.3. Materiality
1.4. Strategy
1.5. Organisation of Telefónica
1.6. Main magnitude and presence

Helping society thrive
1.7. Value creation model
1.8. Business overview
1.9. Digital Inclusion
1.10. Innovation

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2020 Consolidated Management Report 1. Business evolution and strategy

STRATEGIC VISION _

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1.1. Context GRI 103, 102-15

1.1.1. Global and market context
In 2020, the global market was affected by the macroeconomic impact of the pandemic; this led to a relatively unprecedented global economic downturn with the consequent impact on society of rising inequality and geopolitical tension.
In this unforeseen context, the telecommunications and technology market has played a decisive and much more dynamic role that has positioned the sector as one of the main economic drivers in new societies. The demand for technology is increasing and there has been a rise in the impact of digitisation on every economic sector and on people's lives.
The imminent access of societies to new fixed (fibre-based) and mobile (with the push from 5G in the coming years) ultra-broadband alternatives will shape a future scenario that is based on connectivity. This will entail exponential growth in the number of connected objects, data traffic and connectivity-based digital services.
Importantly, this digital revolution will have a fundamental impact on the future of work. On the one hand, we are seeing the emergence of new digitisation-related job opportunities, demonstrating that training in digital skills is vital for creating quality jobs and reducing inequality. On the other hand, we are seeing an upsurge in new ways of working that are increasing employees' flexibility and autonomy.
Digitisation comes with the need to minimise and prevent major security and privacy risks so as to build the trust necessary for the new situation. Technological advances in Artificial Intelligence must include a commitment to transparency and trust building for end users in relation to the processing of their personal data. Similarly, the most valuable assets for the digital future (the data) must be protected from growing external threats in the form of cyber-attacks.
Significantly, given the current global context, society is increasing the pressure on companies and governments to meet long-term sustainability goals. The ecological transition, social impacts, emission-reduction targets and the transformation towards a circular economy that minimises impacts on the environment will shape the agenda and regulation in the coming years. In addition, society is demanding that higher levels of transparency, equity and inclusion be made a specific part of the business agenda. One good example of this is the United Nations Sustainable Development Goals; these stand as the most ambitious programme ever to address major social and environmental issues and to which we are committed through our work as a company.

Go to the chapter on Our contribution to communities: impacts and SDGs

The telecommunications industry plays a key role in societies by providing connectivity and enabling technological advances. The sector is continuing with its transformation to adapt to new market realities and respond to the growing demand for quality connectivity that is secure, reliable, transparent and inclusive. Accordingly, our industry remains dynamic with high levels of competition, rapid adoption of technological innovations and a continuous search for efficiency.
Today, the challenge for the future is to return to long-term sustainable growth and ensure a return on investment in the infrastructures that are critical to the digital revolution.
1.1.2. Impact of COVID-19 on Telefónica's business activity
March 2020 was a date of major importance. The COVID-19 pandemic began in a year that tested not only society itself but all companies, regardless of size or sector. Every key aspect of Telefónica's business has been conditioned by the need to respond effectively to the health emergency brought about by the spread of COVID-19 in all our markets.
Against this backdrop of constant change and the unprecedented threat to global health, there has been a sudden deceleration of activity in the core sectors of our economies.
Telefónica has been a key player in the societies in which it operates:
•First of all, we responded to the urgent need to protect the health of our employees and partners. This led to the closure of stores and workplaces in all the countries where we operate.
•We put immediate contingency plans in place to ensure that Telefónica could continue its operations, with most of its staff working from home.
•We guaranteed the service levels of our networks and information systems so that society could remain connected even at times of peak usage. Telefónica's firm commitment to fibre networks enabled it to absorb the increased traffic demand from businesses and individuals.

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2020 Consolidated Management Report 1. Business evolution and strategy
•We collaborated with the societies where we operate in the areas of public health, education and support for the most vulnerable groups during the exceptional situation of emergency.
•We secured our assets against any potential attack or failure and guaranteed our customers' security when using our services.
•We safely and flexibly designed and executed turnaround plans for all our operations.
•We protected the financial capacity and cash generation of the Telefónica Group and safeguarded our stakeholders' interests, including those of shareholders and their corresponding remuneration.
Despite the large economic impact of the crisis in all our markets, Telefónica has shown that, although not immune, it is in a good position to face the future thanks to the essential nature of its services.
Accordingly, the main impacts suffered by the Company are associated with a reduction in general economic activity following the months of lockdown and restricted social mobility (mainly lower revenues from roaming, prepaid top-ups and handset sales, and the reduced activity of our business customers).
The temporary impact of exchange rates on emerging economies within our environment (HispAm and Brazil) has also been notable; however, the situation should recover as economic activity returns to normality.
Looking ahead, there are still fundamental uncertainties about the duration of the crisis, the effectiveness of the measures taken by governments, the timing of vaccine availability in developing countries and the form of and time needed for recovery. However, for the telecommunications sector in general, and for Telefónica in particular, there are clear opportunities to collaborate in the recovery effort and emerge from the crisis even stronger. These opportunities arise from:
•The acceleration towards digitisation as a driver of development in all our economic sectors (education, health, entertainment, commerce and industry, etc.)
•Express public recognition of the importance of reliable, secure and quality connectivity for our customers' personal and professional lives.
•Telefónica's firm commitment to leading investment in its markets in ultra-broadband fixed (fibre) and mobile (with the launch of 5G) infrastructures as the foundations for building the economy of the future.
While we cannot control the current environment or predict the future, we can ensure that Telefónica continues to provide the services that are so crucial at such an important moment in history as the coronavirus pandemic. That is why we want people and society in general to be connected in every fundamental aspect of their lives, and we are working to achieve this goal.

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1.2. Mission, Purpose, Values GRI 102-14

"Make our world more human by connecting people's lives"
Our mission puts people at the centre of everything we do. We want to be a company that customers, employees, suppliers, shareholders and society in general can trust. To achieve this, we must have clear principles that consistently guide our decisions and actions inside and outside the Company. Accordingly, our purpose is made up of two key elements:
•Making the world more human: we are committed to protecting people and the planet and to ensuring that corporate ethics are at the core of everything we do. This also forces us to take into account our various stakeholders' expectations and needs in order to build relationships of trust with all of them.
•Connecting people's lives: this means that we aim to digitise the whole of society, leaving no one behind, and reduce the digital divide in terms of access, affordability, accessibility and training in digital skills. This also pushes us to innovate so that we can offer products and services that add value and help improve people's lives, putting technology at their service.
The COVID-19 crisis has highlighted the significance of our corporate purpose: never before has being connected made such an important difference. Connectivity during the pandemic has made it possible for us to study, work, get information, connect with family and friends, shop and even continue our businesses. The telecommunications sector has been like a buoy that has kept our society afloat. Looking ahead, the sector will continue to play a key role in facilitating an economic and social recovery that leaves no one behind and in building a greener and fairer economy for all.
Our corporate purpose also complies naturally with the United Nations 2030 Agenda, which explicitly highlights the key role played by technology, innovation and communications in addressing humanity's major challenges. Deploying infrastructure is essential; however it is not sufficient on its own. We need to develop services based on this infrastructure that add value and allow us to get the full socio-economic benefits of fibre and technology. And there is also a need to increase the digital skills of society and business.

Our purpose is therefore built on elements and values of sustainability: we want to be perceived as a key player in the sustainable development of the new society and a facilitator in meeting the new socio-economic and environmental challenges.
For all of this, brand and culture alignment is key. Our aim is to align Telefónica's behaviour, processes and objectives with the Company's purpose and values, ensuring consistency between words and actions so that our shared vision passes on from our employees to our customers and from our customers to society. Culture is strengthened when we are consistent in how we behave internally and how we present ourselves externally.
We are committed to doing this in accordance with the values that define our Company:
•We are open. We believe that the best solutions are reached by collaborating and being kind and transparent at work. We operate as an open system in which everyone counts.
•We are challengers. We deliver innovative solutions and we transform and simplify people’s lives. And we are not stuck in our ways - we are always willing to change to do things better.
•We are trustworthy. We work in an honest, simple, committed way, providing safe, quality connections. We are still here after almost 100 years of adapting to our customers’ needs.
Our purpose and the values that characterise us as a company help us to clarify our raison d'être and our position to improve the world. They also allow us to align our employees' behaviour and bolster motivation and pride in belonging to the organisation.

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2020 Consolidated Management Report 1. Business evolution and strategy
1.3. Materiality

KEY POINTS

COVID-19 has set new priorities in society and in companies. By defining these, we will be able to align our behaviour as a company with society’s expectations.
This year, the objective of the materiality study was to understand the impact of the pandemic on key issues for our stakeholders, the changes it has brought about and the challenges lying ahead.
In the aftermath of the pandemic, there has been a growing interest in the impact that companies have on society and their employees. In the area of materiality, there has been a growing interest in reliable and inclusive connectivity, as well as in aspects related to employee health and well-being.
1.3.1. Our relations with our stakeholders          GRI 102-15, 102-21, 102-43
In the 2019 materiality exercise, we conducted an in-depth analysis involving all our stakeholders in the different countries in which Telefónica operates. The COVID-19 pandemic has brought about major changes in the functioning of markets and society as a whole; these have undoubtedly affected the expectations of our stakeholders. The pandemic has accelerated existing trends and has reinforced the idea that environmental, social and governance issues pose financial risks that need to be properly managed under the understanding that, increasingly, business is part of the solution. The year has been a true turning point and so we are looking to the future.
For this reason, we carried out a materiality update to identify these changes and measure their impact, analysing the expectations and perceptions of our different stakeholders in our main markets. At the same time, we tried to identify key ways to strengthen the recognition of our purpose among our stakeholders.
The conclusions from this exercise help us to determine what the priorities, challenges and opportunities of this new scenario are so that we can incorporate them into the Company’s strategic decision-making. We also see this study as a way of building trust, by listening to what we need to take into account in these complicated and uncertain times in order to build a better future.
In order to facilitate this dialogue, we established the Responsible Business Panel back in 2016. Our main stakeholders, at both local and global level, are represented on this Panel.
The Panel has two tiers, thus enabling greater representativeness, flexibility and closeness:
•The Advisory Panel: which is made up of a small number of renowned experts representing each stakeholder group (customers, employees, strategic partners and suppliers, shareholders and investors, opinion leaders and the media, society, etc.). (For more details, see chapter 2.13. Appendix) These experts meet periodically to discuss in depth the current issues of major importance or impact for Telefónica. At the end of 2020, the Panel was composed of 11 organisations (Allianz Global Investors, Bankia, CC.OO., eRevalue, Ericsson, Gestamp, KREAB, OCU, UGT, UNICEF and WBCSD).
•The Extended Panel: which is made up of a representative number of local and global stakeholders. This tier allows us to perform quantitative analysis of material issues and trends through surveys.
The Responsible Business Panel reinforces the relationship the operators have as part of their day-to-day activities with these stakeholders in their respective countries. The Appendix Chapter contains the details in graphic form of the different types of relations with our stakeholders.
1.3.2. Material aspects of our business
GRI 103, 102-34, 102-44, 102-47
Drawing on the support of the Responsible Business Panel and based on internally developed methodology that has been implemented and validated by Ipsos (a multinational market research company), we updated the materiality exercise performed last year.
The aforementioned methodology delivers a materiality matrix that conforms to the indications given in the “G4 Guidelines” version of the GRI (Global Reporting Initiative) standard for non-financial reporting. According to these guidelines, the materiality analysis must consider aspects that reflect the Company’s impact on economic,

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2020 Consolidated Management Report 1. Business evolution and strategy environmental and social issues and how these influence decision-making with respect to Telefónica.
The matrix produced using this methodology enables us to perform an analysis from a global perspective as well as at a local level and by stakeholder (see the matrices by stakeholder in 2.13. Appendix). We have also identified the existing gap between the stakeholder assessment and the Company’s strategy and subsequently taken it into account in the Responsible Business Plan. In addition to the materiality matrix, and as a result of the analysis performed, we can ascertain our performance as regards sustainability, our situation compared to that of our competitors and Telefónica’s reputation by stakeholder and geographical region.
The process consists of the following phases:
A. Mapping and validation of the stakeholders to be invited
We pursued representativeness and exhaustiveness with regard to each market and stakeholder. A map of all 125,602 participants was completed.
B. Identification of material issues to be evaluated: Internal work was based on benchmark standards such as GRI 101: Foundation 2016, Integrated Reporting Council (IIRC), AA1000AP on Accountability, the ISO 26000 standard, the Principles of the Global Compact and the Sustainable Development Goals (SDGs). We also took into account information on ESG trends received from leading analysts and financial indices, and the conclusions arising from previous panel meetings.
73 dimensions were identified, which were consolidated into 20 topics and 7 material issues. This facilitated our in-depth review of the materiality process, enabling gains in understanding and granularity of the material aspects identified.

Go to the Appendix

C. Consultation with stakeholders: We conducted a consultation through an online questionnaire, designing precise questions that allowed us to achieve our objective: to ascertain the impact that COVID-19 has had on material issues for Telefónica. We assessed the importance that our stakeholders attach to the seven material issues, as well as the impact that Telefónica’s performance has on the behaviours and decisions of these stakeholders.

The original consultation was conducted in 2019 and was updated at the end of 2020 to consider the impact of COVID-19 on our main markets, based on an analysis carried out in three Group countries: Spain, Brazil and the United Kingdom.
Of the more than 125,000 invitees, 2,695 people participated actively, which represents a response rate of 2.15% – a significant rate given the mode of consultation.
In this phase, 85 senior executives were also consulted to identify gaps between expectations and strategy, thereby aligning sustainability with the business.
D. Data analysis and validation: The data were analysed and reviewed by Ipsos, and were subsequently validated internally and externally. They were submitted to the Sustainability and Quality Committee of the Board of Directors, as well as to all the areas at a global and local level who took part in defining the survey.
This step enabled us to round off the exercise with qualitative opinions, a particularly relevant aspect given the very narrow area in which the materiality matrix moves. Telefónica’s perceived performance (horizontal axis) ranges between 6.55 and 7.88, while the stated importance of the material issues ranges between 7.75 and 9.25. Both axes are on a scale of 0-10. This confirms that all the issues submitted for evaluation by the stakeholders are highly relevant for Telefónica.
E. Materiality matrix: The process followed delivers a materiality matrix with a global perspective, but in which it is also possible to determine the assessment given by each of the different stakeholder categories in the different countries in which we operate.
To obtain representative results, two weightings were applied:
•Each country sample was weighted according to its contribution to the total revenue of the Company;
•The stakeholder samples were weighted according to three criteria: impact on the business, relationship level and influence of the group on others. This exercise was performed internally with the methodological backing of Ipsos and Ernst & Young.
The following materiality matrix was obtained as the main product of the process:

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Total consolidation of stakeholders and countries
(n=2,695)

Customer relationship

- Customer Experience
- Ethical and sustainable services and products
- Cybersecurity, privacy and personal data protection

Human Capital Management

- Talent Management
- Employee well-being
- Inclusive workplace
- Culture

Responsible relationship with partners and suppliers

- Ethical and fair relationships established with suppliers
- Responsible management promoted throughout the supply chain
- Co-creation relationships developed with suppliers

Business Ethics and Corporate Governance

- Ethical and responsible conduct
- Corporate governance
- Foster dialogue with stakeholders

Connecting the whole society

- Reliable and inclusive connectivity
- Key agent in the digital transition of society

Climate change and environment

- Climate change
- Circular economy

Impact on Society

- Contribution to the local economy
- Social contribution
- Responsible use of technology

F. Main conclusions: As regards both the importance attributed by the stakeholders to each material issue and the influence of Telefónica’s performance on their decisions in each material aspect, it must be pointed out that all the issues are important, with all the material aspects concentrated into a very small quadrant.

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Materiality context
The most important issues for Telefónica’s stakeholders as a whole are:
•Customer promise (8.93)
•Digital safety and security (8.87)
•Inclusive connectivity (8.82)
•Ethical behaviour (8.81)
The perceived impact of Telefónica is moderate to positive, exceeding 6.55 points for all issues. The most highly valued aspects are:
•Local economy (7.99)
•Inclusive connectivity (8.23)
•Digitisation of society (8.03)
•Ethical behaviour (7.93)

Telefónica’s performance scores higher than last year’s (rising from a maximum of 7.88 to 8.23), highlighting a significant improvement in inclusive connectivity. Compared to other companies in the telecommunications sector, respondents think Telefónica’s impact is similar (around 60% for most aspects) or better (above 35% for connecting society and impact on society) and slightly poorer for customer relationship.
This consultation process has enabled us to measure Telefónica’s reputation from a 360° perspective of the informed public. With a score of 7.86 out of 10, the Company’s overall reputation is good and has improved compared to last year. Employees (9.17) and senior management (8.98) have the best impression of the Company and there is also an improvement in these groups’ scores compared to 2019. Shareholders and analysts (5.8) and the media (6.55), on the other hand, are the most critical.
1.3.3. Ongoing dialogue GRI 102-29
Dialogue with stakeholders is an ongoing part of our daily operations. It is built around the interactions we have with our stakeholders through the various channels set up for this purpose.
As of 2019, we incorporated the principle of impact into the materiality analysis and our ongoing relations with stakeholders. Emphasis has been placed on continual monitoring of the main channels for dialogue with our major stakeholders, which enables us to measure the impact of our relations with and commitment to them. This allows us to establish plans of action to meet needs, boosting positive impacts and mitigating any negative ones.

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The main channels for dialogue are given below:

Channels for dialogue with our stakeholders
Stakeholder	Channel for dialogue	Impact KPIs	2019	2020
Customers	Mi Movistar/Novum app	90-day active users	28,695,757	32,730,000
	Contact Centre Movistar Spain (1004)	Unique customers served (annual average)	1,195,931	1,057,968
	Digital channels	Total customers	2,482,074	3,400,000
Employees	eNPS	% response rate	77%	78%
	Workplace	% of monthly active users	79%	80%
Strategic partners and suppliers	Annual stakeholder consultation	Declared level of confidence	82%	87%
Shareholders and institutional investors	General Shareholders Meeting	Number of shareholders attending	369	65 (telematic)
	Engagement activities	Number of engagement activities	23 meetings with minority shareholders 15 roadshows (institutional investors) 14 conferences (institutional investors)	3 meetings with minority shareholders (virtual) 13 roadshows (institutional investors) 12 virtual conferences (institutional investors)
		Number of shareholders and institutional investors contacted	Approximately 500 minority shareholders Approximately 650 institutional investors	3,290 minority shareholders (telematic) 614 institutional investors
Company	Reputation	Number of interviews performed (Reptrak)	24,200 interviews	42,017 (global)
	Social media	Number of followers of @Telefonica’s exclusive accounts (LinkedIn, Twitter, Facebook, Instagram, YouTube)	1.78 million followers	1.98 million followers
Governmental and regulatory bodies	European Union institution meetings	Number of meetings OTTS average Telecoms average	10 (+ 30% )	22.6 OTTS 6.8 Telecoms
Opinion leaders, the media and communication services	Press releases, interviews, calls and media attention	Communication management (vs. 2018)	6,956 (+10%)	28,762 >pandemic communication proactivity

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1.4. Strategy GRI 102-14

KEY POINTS

We address the new challenges based on digitisation as a key building block for rebuilding society and the economy.
As part of our commitment to reversing climate change, we are deploying much more efficient state-of-the-art grids that consume less energy.
We want to promote trust among customers and society in general on the basis of transparency, clarity, reliability and consistency.

1.4.1. We connect people GRI 102-29
Telefónica's strategy is based on two pillars: its mission to "make the world more human by connecting people's lives" and its Principles of Responsible Business Principles. The latter include not only its code of ethics but also its policy of responsibility towards its stakeholders and society in general.

Accordingly, our strategy starts out by recognising the growing importance of the transition to a more digital, green, sustainable and engaged economy for all our stakeholders, and takes into account the impacts and long-term goals it aims to achieve both internally and externally.
The main lines of our future strategy are based on three pillars:

Telefónica's Strategy

based on...

Our Mission: Make our world more human, by connecting people's lives	Responsible Business Principles

Three guidelines for the future

Generate a positive impact on progress in favour of economic and social development through digitisation

•Digitisation of companies and businesses
•Responsible and transparent use of data
•Digital skills training

Build a greener future by developing ecological sustainability initiatives

•Battle against climate change
•More efficient networks and infrastructures
•Services that reduce customers' environmental impact
•Circular economy: medium-term goal of becoming a zero-waste company
Lead by example in all our activities •Diversity and inclusion •Sustainability and trust in the chain •Trust, reputation and transparency

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1.4.1.1. Generate a positive impact on progress in favour of economic and social development through digitisation:
Our customers recognise how important communication services are in their daily lives. Telefónica responds to this social demand by developing an efficient telecommunications infrastructure based on new, faster, higher-capacity networks that are essential for long-term progress, increasing its coverage in even the most remote areas and, at the same time, developing products and services that are in line with the needs of each customer segment to ensure zero exclusion.
Recent developments have highlighted —and at the same time accelerated— a trend towards greater digitisation in companies and businesses as a prerequisite for increased competitiveness. Telefónica is committed to helping SMEs in their transformation process, extending its range of communication services with specific IT solutions adapted to their needs.
Our customers also demand trust when using our networks and our various related network services. Telefónica implements the most advanced physical and logical security protocols on its networks to guarantee service security. Telefónica has also renewed its Digital Pact, whereby it makes a commitment to customers regarding the responsible use of their data based on transparency and the consent of the ultimate owners of the data: our customers.
Telefónica recognises the importance of training people for this new digital world and the challenges it involves. In the coming years, digitisation will have a strong impact on the working world, requiring new digital skills, new specialist profiles and catering for the emergence of new professions. This requires a strong commitment to the continuous training of our main asset: our employees. Telefónica has developed upskilling and re-skilling plans for its entire workforce, providing employees with access to the training tools that will enable them to acquire the necessary skills for the future.
1.4.1.2. Build a greener future by developing ecological sustainability initiatives:
Telefónica is aligned with global goals to reverse climate change. We acknowledge the growing importance of ecological sustainability for our societies and have developed plans to reduce the impact of our business and assist our customers in their ecological transition.

Internally, Telefónica deploys state-of-the-art networks (fibre, 5G) that are much more efficient than their forerunners in terms of energy consumption and, therefore, their ecological footprint. Specific plans have been developed to make Telefónica's business carbon-neutral in the coming years.

Go to the chapter on Responsibility with the environment

Telefónica is also a key supplier of services that help our customers (mainly businesses) reduce their environmental impact. By digitising their internal processes, businesses can increase their energy efficiency and avoid unnecessary emissions. Telefónica's services help customers in different ways: by reducing the need for travel (e.g. via home working, audio/video conferencing, Cloud services, etc.), automating processes (e.g. with IoT) and optimising internal resources (e.g. with Big Data solutions).
In collaboration with our suppliers and partners, Telefónica promotes the transition to a more sustainable, circular economy based on recycling. We have put plans in place for the recovery and recycling of materials (mainly electronic and customer equipment related to network deployment) in all our operations. Telefónica has set itself the goal of becoming a zero-waste company in the medium term.
1.4.1.3. Lead by example in all our activities:
Beyond corporate responsibility, Telefónica is committed to building trust in all its internal activities:

As Telefónica moves towards digitisation, it needs the best digital talent. Promoting diversity and inclusion among our employees ensures the optimum conditions for attracting, developing and retaining talent. Telefónica guarantees equal opportunities in access to employment and is committed to increasing the presence of women in its management bodies in line with government targets, thereby eliminating the wage gap.

Telefónica considers it essential to promote the sustainability and reliability of its supply chain, and does so by extending its principles of action to its suppliers and providers, thereby generating a positive impact in terms of responsibility beyond its own sphere of business and reducing the risks to its own reputation as a result of third-party activities. Monitoring in our supply chain primarily focuses on our main international suppliers of major purchases (network equipment, systems and professional services, etc.), but is to be extended to the entire supplier network.

Telefónica aspires to lead in terms of trust and reputation in every society in which it operates. The basis of this trust lies in the assumption of all our principles of action in each of the Company's processes, in its culture and in its projection towards the outside world. The objective is to promote trust among customers and society in general through transparency, clarity, reliability and consistency.

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1.5. Organisation GRI 102-2, 103, 102-15

Last year, the Company made important organisational decisions to reinforce its strategy and lines of action. Today, Telefónica maintains a strong vision for the future and is making solid progress in each of the important changes it has undertaken.
Accordingly, the current organisation responds to the Company's own business strategy and will ensure that the necessary changes are made to achieve the targets that have been set:
1. A focus on the four key operators (Spain, Germany, UK and Brazil):
The Telefónica Group has refocused its strategy in order to concentrate its resources and investment in the most mature markets, in stable economies and where operators have a strong and sustainable long-term market position.
Over the past year, the Company has taken key steps to strengthen its position in these four markets:
•It signed a strategic joint venture agreement with Virgin Media in the UK, which will result in the creation of a leading national, convergent offering.
•It sustained leadership in fibre deployment and launched new services (security, health, etc.) to consolidate our positioning in Spain.
•It participated in the market consolidation process in Brazil, with the auction of Oi's mobile assets (in process).
•It significantly improved network quality in Germany, resulting in major improvements in customer satisfaction.
•It launched 5G technology in all key operators, with a target of rapid deployment.
2. Launch of Telefónica Tech:
This new venture seeks to capture the growth of the digital services market in order to complete the connectivity offering to corporate customers.
The initial focus has been on a service offering in three businesses: Cybersecurity, Cloud and IoT/Big Data. During this first year, Telefónica Tech has worked to complete the demerger of these assets to bring them under a corporate structure for the provision of services to all the Group's operators.
In addition, we have strengthened our main corporate alliances with leaders in each industry (Microsoft, Google, Amazon, etc.) and continue to acquire proprietary capabilities to grow in managed services for our customers.
3. Creation of Telefónica Infra:
This new company was created with the main aim of developing and adding value to Telefónica's valuable infrastructure, taking advantage of the current appetite for investment in the market through a structure open to third-party involvement.
In January 2021, Telefónica Infra announced an agreement with American Towers for the sale of its portfolio of more than thirty thousand towers in Europe and Latin America, thereby enabling the monetisation of valuable assets and greater flexibility for the Group's future strategy. In addition, an agreement has been announced with Allianz in Germany for the development of fibre-to-the-home projects in rural and semi-rural areas (initially covering up to two million households) in carrier-neutral mode (Fiberco).
Accordingly, Telefónica Infra is developing new future projects to accelerate ultra-broadband deployments in the geographical areas in which it operates.
4. Operational spin-off of Hispam businesses:
After completing the operational spin-off of the Company, we reduced our exposure to assets in Latin America with a focus on differentiated management.
Various organic and inorganic alternatives are currently being assessed in order to capture growth opportunities in the region, accelerate infrastructure deployment and reduce exposure to financial risks generated by macroeconomic shocks and their impact on exchange rates.

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Organically, Telefónica continued to optimise the use of capital through infrastructure-sharing and co-investment (an agreement with AT&T in Mexico and the launch of a FiberCo in Chile, among other initiatives), enabling it to maintain expansion plans in the region, materialising value creation and reducing total investment needs.
In terms of inorganic operations, Telefónica Hispam completed the legal separation process to become an independent company. In addition, the sale of our assets in Costa Rica has been completed (pending regulatory approval) and a strategic review of the portfolio in the region remains ongoing in order to simplify the Group's structure.
5. New operating model:
The acceleration of digitisation initiatives across the Group's operating units will capture synergies from process simplification and automation. In addition, the Corporate Centre has been restructured, its size being reduced to focus on activities that can provide differential value to operators, maximise synergies and materialise the value of Telefónica's scale.

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1.6. Main magnitudes and presence
GRI 102-2, 102-4, 102-5, 102-6, 102-7

Telefónica is a company that is sensitive to the new challenges that today’s society presents. For this reason we offer the means to facilitate communication between people, providing the securest and most cutting-edge technology so that they can live better and achieve what they set out to do.
As one of the world’s leading telecommunications service providers, we aim to create, protect and promote fixed and mobile connections for our customers, helping them take control of their digital lives. Thus, we provide the connectivity they need to live and interact in the markets in which we operate through simple products and services, while protecting their data and managing it responsibly. Telefónica is a company that relies on today’s technology to create a better and more inclusive society.
Our purpose is to offer our customers the possibility to access the digital world regardless of their location, economic status or digital skills and capabilities. We are a fully private company, which in 2020 operated in 13 countries, had a presence in 24 countries and registered 345 million accesses worldwide.

Key indicators: revenues and accesses
2020	Revenues by segment (million euros)	Total accesses (thousands)
Telefónica Spain	12,401	41,305
Telefónica Germany	7,532	48,805
Telefónica United Kingdom	6,708	36,541
Telefónica Brazil	7,422	95,158
Telefónica HispAm	7,922	108,509
Telefónica Infra (Telxius)	826	—

1.6.1. Strong financial results

Key financial indicators
	2020	Organic annual growth
Income (million euros)	43,076	(3.3)%
OIBDA (million euros)	13,498	(5.7)%
OIBDA margin	31.3%	0.1 p.p.
CapEx (million euros)	5,861	(12.0)%
OIBDA - CapEx (million euros)	7,637	(0.9)%

	2020	Reported annual growth
Net financial debt (million euros)	35,228	-6.7%
Free Cash Flow (million euros)	4,794	-18.9%

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1.6.2. Share price performance
Global market developments in 2020 were marked by the unprecedented COVID-19 crisis. The MSCI World closed the year with gains (+14.1%), as did the US indices (Nasdaq: +43.6%; S&P: +16.3%; Dow Jones: +7.2%), which reached record highs during the year. This was driven by the technology sector, which was perceived as a safe haven sector during the crisis. In Europe, which was more exposed to “cycle” and “value”, the main markets (except for the DAX
(+2.5%)) closed the year with declines: EStoxx-50 (-5.1%); CAC-40 (-7.1%); FTSE-100 (-14.3%, a performance that was also affected by the evolution of the Brexit negotiations); while the Ibex-35 continued its trend of a poorer relative performance (-15.5%).
Stock markets hit annual lows in March, with declines in the major European and US markets of around 35% on average

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from pre-pandemic highs in anticipation of the sharp contraction in economic activity in the second quarter caused by lockdowns. The recovery of indices thereafter was marked by government monetary and fiscal stimuli, progress in the development of the COVID-19 vaccine, the outcome of the US presidential election and progress on the Brexit deal. Thus, the main European and US markets rallied by around 18% in the final two months of the year, boosted by (i) the positive news regarding the high efficiency of vaccines in early November, which was accompanied by strong rises —Europe saw the biggest one-month rises in its history— and market rotations from defensive and growth stocks, the biggest beneficiaries since the beginning of the pandemic, towards cyclical and value stocks; (ii) the start of vaccination programmes around the world; (iii) the approval of new fiscal stimuli in the United States and (iv) the signing of the Brexit agreement.
Although the pandemic has shown how essential telecommunications networks have become to society and the economy, the telecommunications sector performed relatively worse than the overall market (-16.1%). Performance was affected by (i) preferences for momentum and growth during the pandemic; (ii) roaming exposure; (iii) the complex regulatory environment; (iv) the high level of indebtedness; (v) expectations of increased investment; and (vi) high levels of competition in certain markets. This has been partly offset by news of company mergers and acquisitions, which have become a potential indicator of progress in the sector, where most relative valuations are trading at historic lows.
Telefónica's share price ended 2020 at €3.25 per share: -47.9% for the year with a total shareholder return of -42.7%. The dividend payment in 2020 was made in the form of a voluntary flexible dividend and amounted to €0.40 per share. Telefónica’s share performance can be explained by (i) the poorer relative performance of the sector in a complex regulatory and competitive environment, (ii) the poorer relative performance of the Spanish market, which was one of the hardest hit by the pandemic, (iii) the Company’s exposure to emerging markets, (iv) the depreciation of Latin American currencies and (v) the level of indebtedness. However, Telefónica’s performance has been resilient, protecting cash generation during the year. This was a result of efficiency measures and prioritisation of investments, which allowed the Company to mitigate the impacts of the pandemic on revenues and OIBDA, and continue to reduce its debt.
Telefónica ended the 2020 financial year with a market capitalisation of €17.959 billion, making it the 25th largest company in the global telecommunications sector.

1.6.3. Advancing towards a more sustainable world GRI 102-4, 204-1
1.6.3.1. Networks: our connectivity
Users are increasingly adopting new technologies. In 2020 that trend was further advanced by the COVID-19 crisis, which led to an increase in data traffic. This adds importance to our goal of reaching out to all communities regardless of location, connecting people and improving their quality of life.
Networks are getting faster and have greater capacity. Thus, among the developments in the area of infrastructure, we highlight the number of ultra-broadband (UBB) user accesses in all the communities where we are present, with the exception of the United Kingdom, where we have a mobile operator only.
In addition, it is important to highlight the Company’s progress in the deployment of 5G. This new generation of mobile telephony enables ultra-fast connectivity with differential capabilities in terms of bandwidth, upload and download speeds, very low latency and the ability to connect millions of devices. This network is being deployed progressively, such that by the end of 2020 we had 78.5% population coverage in Spain and are working on the rest of the countries in which we are present.

LTE Penetration
	2019	2020	Year-on-year variation
Spain	83.2%	87.0%	3.8	pp
United Kingdom	89.4%	92.5%	3.2 pp
Germany	77.8%	90.5%	12.7	pp
Brazil	66.6%	75.8%	9.2	pp
Argentina	79.6%	83.6%	4.1 pp
Peru	85.0%	87.5%	2.5	pp
Chile	84.0%	87.6%	3.6	pp
Colombia	67.8%	73.6%	5.8	pp
Mexico	64.6%	68.2%	3.6	pp
Total	75.5%	82.1%	6.6	pp

UBB accesses (thousands)
	2019	2020	Year-on-year variation
Spain	4,325	4,614	6.7%
Germany	1,652	1,798	8.8%
Brazil	5,023	5,084	1.2%
HispAm	3,250	3,695	13.7%
Total	14,281	15,213	6.5%

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1.6.3.2. Customer trust
We have been monitoring and reporting our Net Promoter Score (NPS) as a recommendation indicator for our products and services since 2018, and we calculate the Group's global NPS based on the results obtained from each of our operations. In 2020, following the operational spin-off of HispAm, the overall calculation was performed based on the results obtained from our four main operators only: Spain, Germany, the United Kingdom and Brazil.

Go to the chapter on Clients

Therefore, we ended 2020 with a result of 24% —7 points above last year’s pro forma result— and we exceeded the targets set at global level.

NPS Telefónica Group (*)
2019	2020
Main operators(*)	Main operators
17	24
(*) Only includes the four main operators (Spain, Germany, the United Kingdom and Brazil).

1.6.3.3. Environmentally responsible
Telefónica’s environmental strategy is designed to promote the environmental sustainability of our operations, customers and suppliers. It also allows us to generate value for our Company through cost reduction and new revenue generation.
In this regard, we also have ambitious targets to reduce our impact on climate change and promote the decarbonisation of other sectors of the economy through our services.
Last year we achieved 87.5% of electricity consumption from renewable sources —100% in our main markets— and reduced carbon emissions by 61.1% compared to 2015.
In addition, we avoided 9.5 million tCO2 at customer level —three times more than the previous year— as a result of the high penetration of digitisation during the COVID-19 crisis.

Go to the chapter on Energy and Climate Change

Key energy and climate change indicators
	2015	2016	2017	2018	2019	2020
Energy from renewable sources (%)	20.8	46.8	47.9	59.2	81.6	87.5
Energy consumption by traffic (MWh/PB)	409	268	194	148	115	78
% increase in energy efficiency (base year: 2015)	—	34.5%	52.6%	63.8%	71.8%	80.9%
GHG emissions Scope 1+2 (market method) (tCO2eq)	1,912,188	1,444,833	1,355,418	1,176,656	962,946	743,366

1.6.3.4. Diversity among our employees
For Telefónica, diversity is a source of talent. Our aim is to employ people: from different cultural backgrounds; of different gender, sexual orientation, race, generation, abilities, profiles, etc.; and, above all, with diversity of thought. Furthermore, for yet another year, we have maintained our commitment to gender equality.

Go to the chapter on Human Capital

Women at Telefónica
	2016	2017	2018	2019	2020
Women on the workforce	38%	38%	38%	38%	38%
Women executives	21%	22%	23%	26%	27%

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1.6.3.5. Our contribution and impact
We are a driving force in the communities in which we operate, and have a major economic and social impact on them. Our global reach gives us greater social responsibility and power of inclusion because our contribution must go beyond the value strictly generated by our commercial activity. We therefore evaluate our contribution to and the impact we generate on our environment.

Contribution to the communities in which we are present
2020	Group revenue by country (million euros)	Group employees by country	% of contracts awarded to local suppliers	Total investment in the country (million euros)	Salary costs in the country (million euros)	Taxes paid in the country (million euros)
Germany	7,532	7,926	76%	1,094	611	220
Brazil	7,422	34,432	96%	1,372	792	320
Spain	12,401	28,560	78%	1,408	1,748	802
United Kingdom	6,708	6,322	82%	913	459	301
HispAm(*)	7,922	34,687	90%	833	999	560
(*) HispAm includes Argentina, Chile, Colombia, Ecuador, Mexico, Uruguay, Venezuela and Peru.

1.6.4. Our brands GRI 102-2
Telefónica's brand strategy combines “Superbrands” with specialised brands to ensure competitiveness and add value to the business.
1.6.4.1. Superbrands
Our “Superbrands” are recognised, relevant and differential, and add value to our core business of connectivity in the 13 countries in which we are present.
•Telefónica: This is our institutional brand and the one under which we communicate to our multinational customers and employees. This brand has operations in 13 countries and a presence in 24.
•Movistar: This is our most international brand name. It is present in 10 countries and is ranked 80th in the world by BrandZ.
•O2: This is our commercial brand that is present in Germany, Spain and the United Kingdom. It is ranked 10th in the BrandZ ranking in the United Kingdom.
•Vivo: This is our commercial brand in Brazil. In 2019, it ranked 18th in the BrandZ ranking in Brazil. (The 2020 figure had not yet been published at the time of finalising this Report.)
1.6.4.2. Specialised brands
Specialised brands are important for attracting new digital businesses and developing business models beyond our core activities. We highlight:
•Eleven Paths: The Telefónica business unit that specialises in Cybersecurity.
•LUCA: Telefónica's Big Data and Artificial Intelligence services unit.
•Acens: A brand that offers hosting, dedicated servers and cloud servers in Spain.
•Giffgaff: The Mobile Virtual Network Operator (MVNO) under which O2 operates in the United Kingdom.
•Telxius: We have a majority stake in this infrastructure company that manages towers and the international high-capacity fibre optic cable network.
•Tuenti: The MVNO under which Movistar operates in Spain, Argentina and Ecuador.
•Blau: The MVNO under which O2 operates in Germany.
•On the spot: A company specialised in in-store media services, audiovisual services for companies, and the implementation and management of digital out-of-home advertising networks.
•Wayra: This is our Open Innovation programme that helps to create technology startups related to Telefónica's core business. It has 7 hubs that carry out activities in 9 countries across Europe and HispAm.

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HELPING SOCIETY THRIVE _

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1.7. Value creation model GRI 102-2

Telefónica's business model is consistent with its vision and strategy. Telefónica deploys, operates and maintains telecommunications networks and, based on these capabilities, builds connectivity (or adjacent) products and services suitable for a wide range of customers (individuals and businesses).

Telefónica's value creation model

Assets
Services
Customers

1. Tangible Fixed Assets:
- Fixed Networks
- Mobile Networks
- IT (Data centres & hardware)
- Real Estate

2. Intangible Fixed Assets:
- IT Platforms (Software)
- Operations and processes
- Licences and Spectrum

1. Basic telecommunications:
- Connectivity
- Communications

2. Digital Services:
- TV and content
- Cloud services
- Internet of Things
- Etc.

3. Professional Services:
- Security
- Big Data
- Managed IT services
- Etc.

1. Residential:
- Individual
- Homes

2. SMEs, Businesses and Professionals

3. Large Corporations

4. Multinationals

5. Public administrations and entities

Telefónica's value creation model is based on the exploitation of a series of valuable ASSETS, which mainly include:
•Fixed and mobile telecommunications networks, including both the basic infrastructure (fibre, civil engineering, telecommunications towers, ducts and buildings, etc.) and the physical elements associated with access, transport and switching (hardware equipment) so that we can provide our customers with basic connectivity and communications services. Telefónica builds, operates and maintains these networks in each of the countries in which it operates.
•The IT infrastructure (data centres, hardware and
software) necessary for the provision of services to end customers (front office) and proprietary operations (back office). This includes the main platforms for building services on top of basic connectivity (communications, TV, digital services, etc.) that are either proprietary or based on third-party services.
•The necessary licences and authorisations according to applicable regulations and, in the case of mobile operations, the radio spectrum acquired in each country for the provision of our services.
•Other intangible assets necessary for the provision of our services that Telefónica has built up over the years, such as know-how in operations and processes, and the value of

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our brands in each market.
Telefónica exploits these assets by building SERVICES adapted to our customers' requirements. These services can be entirely proprietary (e.g. exclusively connectivity and communications services) or based on third-party offerings through partnerships or distribution agreements (as is the case for certain digital services). The main features of Telefónica's commercial proposal to customers include:
•Basic telecommunications services, covering Internet connectivity (residential or the more sophisticated business and corporate products) and fixed and mobile communications (traditional voice and other communication SVAs).
•Proprietary and third-party digital services provided over Telefónica's telecommunications networks and connectivity to complement our offering to end customers (e.g. digital television and content, cloud services, etc.).
•Professional services and similar necessary to facilitate our customers' digitisation processes and access to technology, including (logical and physical) security, business consulting based on Big Data and IT services and managed communications for companies, etc.
On a commercial level, Telefónica serves a wide variety of CUSTOMERS in each of the markets in which it operates, providing solutions that meet their needs over the course of their digital lives. The Telefónica Group's customer portfolio spans virtually every segment of every market, including:
•Residential customers, to whom Telefónica offers solutions for the home (fixed connectivity, fibre, TV, etc.) and for individuals (e.g. mobile lines).
•Corporate clients, with an offering adapted to the digital requirements of different types of companies (from businesses and SMEs to the world's leading multinationals).
•Public administrations and other governmental or official bodies.

1.7.1. We benefit all our stakeholders

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For our **customers**, by offering them the best connectivity and helping them in their path towards digitalization, while we build a long-term relationship with them that is based on trust in our company.
Customers
Generating long-term growth and returns for our **shareholders**.
Shareholders
Employees
For our **employees**, by enabling them to develop professionally based on shared values.
Partners and suppliers
Society and governments
Supporting our **partners and suppliers**, with the goal of aligning our objectives and creating value in a shared and responsible manner.
For **societies and governments**, by embracing the ecological transition and social development goals.

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1.8. Business overview GRI 102-6

1.8.1. Highlights
The COVID-19 pandemic significantly affected the Group throughout the year 2020, as lockdowns imposed across the Group’s markets put unprecedented pressure on both its B2C and B2B segments.
In 2020, the estimated negative impact of the COVID-19 pandemic on the Group's revenue performance amounted to 1,905 million euros, mainly related to a decrease in service revenues (-1,450 million euros) and handset sales (-456 million euros). With regards to service revenues, there were lower roaming revenues and commercial activity in the B2C segment, along with project delays and lower SME revenues which affected the performance of the B2B segment.
To mitigate the negative impacts of the pandemic on Telefónica's operations, management took proactive steps to reduce costs. The estimated negative impact of the COVID-19 pandemic on the Group's OIBDA amounted to 977 million euros in 2020, as a consequence of the decrease in revenues, partially offset by certain savings mainly in direct and commercial costs (while there was an increase in bad debt costs). In addition, there was a decrease in CapEx, which was carefully planned in light of the challenges brought by the COVID-19 pandemic.
Our estimates of the impact of the COVID-19 pandemic on the Group's results were calculated on the basis of the difference between actual results and the results that we estimate would have been obtained if trends prevailing prior to the pandemic had not been interrupted. These estimates are made in respect of those items that were considered to be most affected by the COVID-19 pandemic, namely, revenues (in particular, service revenues, roaming revenues and handset sales) and expenses (in particular, direct and commercial costs, supplies (including handset costs) and bad debt costs), as a result mainly of the interruption of the commercial channel, international travelling restrictions, the temporary closing of some businesses and SMEs in some regions and, more generally, depressed economic conditions.
To support communities in which the Group operates, Telefónica implemented measures aimed at:
•Protecting the health and safety of its employees and customers.
•Providing critical infrastructure and technology services to governments and health authorities.
•Donating goods and services to hospitals and vulnerable customers.
•Making the Group's high-tech buildings available for public use (O2 Arena in London and O2 Tower in Munich).
•Providing customers with free mobile data and additional entertainment services at no extra cost.
•Accelerating payments to suppliers with liquidity problems and offering flexible payments terms to our customers.
•Maintaining the 2020 dividend for shareholders, while enhancing financial flexibility through a voluntary scrip dividend.
More importantly, Telefónica's state-of-the-art networks have enabled the Group to facilitate record growth in traffic driven by remote work and increased consumption of entertainment services while maintaining high levels of customer experience and service quality.
Digitalization has proved to be a key lever for Telefónica in this crisis, as processes were accelerating, needs were crystallizing, and the Group helped communities and companies to adapt and to enhance their competitiveness in the new environment. Digitalization has emerged as one of the drivers of economic recovery.
In 2020, Telefónica continued capturing and retaining high-value customers focusing on customer experiences and the strength of its infrastructure.
Telefónica's total accesses totaled 345.4 million as of December 31, 2020, with an improvement in the customer mix. Customer commitment improved, resulting in a lower churn, and total accesses increased by 0.3% year-on-year, mainly due to the increase in postpay mobile accesses in Telefónica Brazil and Telefónica Germany. Year-on-year access growth was affected by the COVID-19 pandemic.

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The table below shows the evolution of accesses over the past two years as of December 31 of such years:

Accesses
Thousands of accesses	2019	2020	%Reported YoY
Fixed telephony accesses (1)	31,285.4	28,243.0	(9.7%)
Broadband (2)	20,837.1	20,077.2	(3.6%)
UBB	14,280.9	15,212.8	6.5%
FTTH	8,223.5	9,964.2	21.2%
Mobile accesses (3)	261,532.9	266,287.1	1.8%
Prepay	131,787.1	131,542.0	(0.2%)
Contract	105,970.7	108,587.5	2.5%
IoT	23,775.0	26,157.7	10.0%
Pay TV	8,437.1	8,059.5	(4.5%)
Retail Accesses	322,422.2	322,978.5	0.2%
Wholesale Accesses	21,912.7	22,455.0	2.5%
Fixed wholesale accesses	3,822.8	3,722.8	(2.6%)
Mobile wholesale accesses	18,089.9	18,732.1	3.6%
Total Accesses	344,334.9	345,433.5	0.3%
Notes:
- The table includes accesses for Telefónica Costa Rica (2.2 million and 2.5 million total accesses as of December 31, 2019 and 2020, respectively). The sale of Telefónica Costa Rica is pending as of the date of this Annual Report.
(1) Includes fixed wireless and VoIP accesses.
(2) 2020 "Broadband" accesses are reported as an independent category which includes UBB and FTTH accesses due to the increased focus on these key products. Narrowband and data accesses (which were previously included in “Internet and data accesses”) are directly included in "Retail Accesses" and are not separately shown. 2019 figures included in this section have been revised accordingly for comparative purposes.
(3) 2020 "Mobile accesses" show "IoT" accesses as an independent category within "Mobile accesses" due to its increasing weight. "IoT" accesses include both postpay and prepay IoT accesses and, therefore, are not comparable to the "M2M" accesses reported in prior years, which only included postpay accesses (given the limited relevance of prepay accesses in prior years). 2019 figures included in this section have been revised accordingly for comparative purposes.

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The table below shows the evolution of accesses by segment:

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	YoY variation	% Over Total Accesses
ACCESSES 2020		2019	2020
Telefónica Spain	(1.3%)	12.2%	12.0%
Telefónica United Kingdom	4.8%	10.1%	10.6%
Telefónica Germany	1.1%	14.0%	14.1%
Telefónica Brazil	1.5%	27.2%	27.5%
Telefónica Hispam	(2.0%)	32.1%	31.4%
Other companies (1)	1.1%	4.3%	4.4%
Note:
(1) Includes Central American operations.

Mobile accesses totaled 266.3 million as of December 31, 2020, increasing by 1.8% compared to 2019, mainly as a result of the increase in postpay mobile accesses, up by 2.5% year-on-year and whose weight over total mobile accesses (excluding IoT accesses) increased to 45.2% (+0.6 p.p. year-on-year). By region, the increase was mainly due to the growth of prepay and postpay mobile accesses in Telefónica Brazil and the increase in postpay accesses in Telefónica Germany, which offset the overall decrease in prepay mobile accesses mainly in Telefónica Germany and Telefónica Hispam, due to the market dynamics and the ongoing prepay to contract migration trend. Year-on-year evolution was impacted by the COVID-19 pandemic.

Fixed broadband accesses stood at 20.1 million at December 31, 2020, down 3.6% year-on-year, as a result of the reduction of legacy accesses, partially offset by the growth in UBB accesses, which stood at 15.2 million at December 31, 2020, growing by 6.5% compared to December 31, 2019. FTTH reached 10.0 million accesses at December 31, 2020, increasing by 21.2% year-on-year, representing 49.6% of fixed broadband accesses (+10.2 p.p. y-o-y) and 65.5% of UBB accesses (+7.9 p.p. y-o-y).
Pay TV accesses totaled 8.1 million as of December 31, 2020, down 4.5% year-on-year mainly due to the fall in lower value customers in Spain and legacy erosion (DTH) in Peru.
The tables below show the evolution of Telefónica's estimated access market share for mobile and fixed broadband for the past two years.

Competitive Position Evolution
	Mobile Market Share (1)
Telefónica	2019	2020
Spain	29.7%	29.3%
United Kingdom	26.4%	25.3%
Germany	36.6%	35.9%
Brazil	32.9%	33.6%
Argentina	29.5%	29.2%
Chile	26.4%	26.6%
Peru	31.4%	31.2%
Colombia	24.0%	25.0%
Venezuela	48.5%	55.7%
Mexico	21.6%	21.0%
Ecuador	28.1%	29.9%
Uruguay	36.6%	37.0%
(1) Internal estimates in both years.

	FBB Market Share (1)
Telefónica	2019	2020
Spain	38.4%	36.6%
Brazil	21.6%	17.8%
Argentina	19.2%	16.5%
Chile	28.8%	27.8%
Peru	70.0%	66.2%
Colombia	16.5%	15.4%
(1) Internal estimates in both years.

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1.8.2. 2020/2019 Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for the years ended December 31, 2020 and 2019.

	Year ended December 31,				Variation
Consolidated Results	2019		2020		2020 vs 2019
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	48,422	100.0%	43,076	100.0%	(5,346)	(11.0%)
Other income	2,842	5.9%	1,587	3.7%	(1,255)	(44.1%)
Supplies	(13,635)	(28.2%)	(13,014)	(30.2%)	621	(4.6%)
Personnel expenses	(8,066)	(16.7%)	(5,280)	(12.3%)	2,786	(34.5%)
Other expenses	(14,444)	(29.8%)	(12,871)	(29.9%)	1,573	(10.9%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	15,119	31.2%	13,498	31.3%	(1,621)	(10.7%)
OIBDA Margin	31.2%		31.3%			0.1 p.p.
Depreciation and amortization	(10,582)	(21.9%)	(9,359)	(21.7%)	1,223	(11.6%)
OPERATING INCOME (OI)	4,537	9.4%	4,139	9.6%	(398)	(8.8%)
Operating Margin	9.4%		9.6%			0.2 p.p.
Share of income of investments accounted for by the equity method	13	0.0%	2	0.0%	(11)	(81.1%)
Net financial expense	(1,832)	(3.8%)	(1,558)	(3.6%)	274	(14.9%)
PROFIT BEFORE TAX	2,718	5.6%	2,583	6.0%	(135)	(5.0%)
Corporate income tax	(1,054)	(2.2%)	(626)	(1.5%)	428	(40.6%)
PROFIT FOR THE YEAR	1,664	3.4%	1,957	4.5%	293	17.6%
Attributable to equity holders of the parent	1,142	2.4%	1,582	3.7%	440	38.5%
Attributable to non-controlling interests	522	1.1%	375	0.9%	(147)	(28.1%)

Adjustments made to calculate organic variations
Year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant average foreign exchange rates and by making certain other adjustments which are described herein. “Organic" variations should not be viewed in isolation or as an alternative to reported variations.
For purposes of this report, 2020/2019 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:
•Foreign exchange effects: we have excluded the impact of changes in exchange rates (except for countries with hyperinflationary economies (Argentina and Venezuela)) by assuming constant average foreign exchange rates year-on-year (using average foreign exchange rates of 2019 for both years).
Foreign exchange rates had a negative impact on our reported 2020 results, mainly due to the depreciation of the Brazilian real against the euro.
Foreign exchange effects decreased revenue growth by 6.5 percentage points, OIBDA growth by 8.0 percentage points and operating income growth by 7.8 percentage points in 2020.
•Changes in the consolidation perimeter: we have excluded the impact of changes in our consolidation perimeter in 2020 and 2019. The main changes were the sale (and, therefore, the exclusion from our consolidation perimeter) of Antares, Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá in 2019. To exclude the impact of these sales in the calculation of organic variations, the 2019 comparative figures exclude the results of such companies. Additionally, we have excluded for both periods the results of Telefónica Costa Rica and Telefónica El Salvador, which were classified as held for sale at the end of 2019.
•Gains or losses on the sale of companies: the gains obtained or losses incurred from the sale of companies have been excluded to calculate organic variations.

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In 2020, we mainly excluded a gain of 29 million euros related to the initial registration at fair value of the stake of Telefónica in the joint venture with the Allianz Group for the deployment of fiber in Germany.
In 2019, we mainly excluded the gains obtained from the sale of Antares (98 million euros), Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá (for a total amount of 365 million euros) and data center businesses (213 million euros).
•Restructuring costs: we have excluded the impact in 2020 and 2019 of restructuring costs, mainly those related to the Individual Suspension Plan adopted under the II Collective Agreement of Related Companies in Telefónica Spain in 2019.
The distribution by segment of the restructuring costs, in terms of their impact on OIBDA and operating income, is as follows:

Millions of euros	2019	2020
Telefónica Spain	1,733	(2)
Telefónica United Kingdom	31	—
Telefónica Germany	22	37
Telefónica Brazil	—	—
Telefónica Hispam	235	17
Telxius Group	0	—
Other companies	149	34
Total restructuring costs	2,170	86
•Reported variation of companies in hyperinflationary countries: in the organic variation, the y-o-y reported variation of the companies in countries with hyperinflationary economies (Argentina and Venezuela) is excluded. In reported terms, these companies' revenues, OIBDA, operating income and OIBDA-CapEx for 2020 decreased by 432 million euros, 229 million euros, 185 million euros and 91 million euros, respectively, compared to 2019.
•Impairment of goodwill and other assets: the impairment of the goodwill and certain assets of Telefónica Argentina has been excluded in 2020, amounting to 894 million euros, which consists of a 519 million euros goodwill impairment loss and impairment losses over non-current assets amounting to 375 million euros. In 2019, the goodwill impairment loss in Argentina (206 million euros) has been excluded.
•Spectrum acquisition: the organic variation of CapEx excludes the impact of spectrum acquisitions in 2020 and 2019, amounting to 126 million euros and 1,483 million euros (excluding spectrum acquisition in El Salvador in 2019 amounting to 18 million euros), respectively.
•Other adjustments: organic variations exclude the following: In 2020: (i) the impact of the accelerated amortization resulting from the transformation of the operating model of Telefónica México (following the AT&T agreement in 2019), amounting to 320 million euros in 2020 in depreciation and amortization and operating income; (ii) the impact of the assets classified as held for sale ceasing to be amortized in Telefónica United Kingdom (771 million euros on depreciation and amortization and operating income); and (iii) other adjustments amounting to 34 million euros in OIBDA, mainly due to the provisions recorded in Telefónica Spain to optimize the distribution network (29 million euros in OIBDA), and the gains of the spectrum sale in Telefónica Germany, (5 million euros in OIBDA).
In 2019: (i) the negative impact in OIBDA and operating income resulting from the transformation of the operating model of Telefónica México (following the AT&T agreement in 2019), amounting to 239 million euros and 275 million euros, respectively; (ii) the impact of the irrevocable sale of the future credit rights that might arise from the favorable resolution of a number of claims and lawsuits of various kinds to which Telefónica Spain was a party at the date of the sale agreement, amounting to 103 million euros in OIBDA; and (iii) the impact of the provisions recorded in Telefónica Spain to optimize the distribution network (23 million euros in OIBDA).

The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and capital expenditures ("CapEx") and OIBDA-CapEx:

	YoY variation
TELEFÓNICA 2020	% Reported YoY	% Organic YoY
Revenues	(11.0%)	(3.3%)
Other income	(44.1%)	(14.4%)
Supplies	(4.6%)	0.5%
Personnel expenses	(34.5%)	(3.8%)
Other expenses	(10.9%)	(5.5%)
OIBDA	(10.7%)	(5.7%)
Depreciation and amortization	(11.6%)	0.6%
Operating income (OI)	(8.8%)	(16.4%)
CapEx	(33.3%)	(12.0%)
OIBDA-CapEx	20.5%	(0.9%)
The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in percentage points, is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

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	Contribution to reported growth (percentage points)
TELEFÓNICA 2020	Exchange rate effect	Perimeter change	Capital gains/losses on sale of companies	Restructuring costs	Reported variation in hyperinflationary countries	Impairment of goodwill and other assets	Spectrum acquisiton	Other adjustments
Revenues	(6.5)	(0.4)	—	—	(0.9)	—	—	—
Other income	(4.3)	(0.1)	(22.7)	—	(0.2)	—	—	(6.9)
Supplies	(4.6)	(0.3)	—	—	(0.2)	—	—	—
Personnel expenses	(4.1)	(0.1)	—	(25.9)	(1.1)	—	—	(0.5)
Other expenses	(7.6)	(0.3)	(0.1)	0.0	(0.6)	4.8	—	(1.9)
OIBDA	(8.0)	(0.7)	(4.2)	13.8	(1.5)	(4.5)	—	0.8
Depreciation and amortization	(8.1)	0.6	—	—	(0.4)	—	—	(4.3)
Operating income	(7.8)	(3.8)	(14.0)	45.9	(4.2)	(15.2)	—	12.8
CapEx	(6.1)	(0.4)	—	—	(1.6)	—	(15.3)	—
OIBDA-CapEx	(10.6)	(1.1)	(10.0)	32.8	(1.4)	(10.9)	21.1	2.0

1.8.3. Results discussion
Revenues in 2020 totaled 43,076 million euros, decreasing in reported terms by 11.0% y-o-y, negatively impacted by the foreign exchange rates (-6.5 p.p.) (due mainly to the depreciation against the euro of the Brazilian real), the impact of the reported variation of companies in hyperinflationary countries (-0.9 p.p.) and changes in the consolidation perimeter (-0.4 p.p.). In organic terms, revenues fell 3.3%, mainly as a result of the effects of the COVID-19 pandemic, which is estimated to have decreased revenues by approximately 1,905 million euros in 2020, due to lower handset sales and service revenues (mainly due to reduced commercial activity), a strong decrease in roaming revenues (given the significant decrease in international travel), increased promotion offers (consisting of discounts and promotions), lower prepay top ups and bolt-ons due to the shift from mobile data usage to Wi-Fi networks and lower revenues in the B2B segment in connection with both communication services and IT.
The structure of revenues reflects Telefónica's geographic diversification. The contribution of the following segments to the Telefónica Group's revenues increased in 2020 as compared to 2019: Telefónica Spain, which contributed 28.8% of the Group's revenues (+2.3 p.p. versus 2019), Telefónica Germany with 17.5% (+2.2 p.p. versus 2019), Telefónica United Kingdom with 15.6% (+0.9 p.p. versus 2019) and Telxius Group with 1.9% (+0.2 p.p. versus 2019). The contribution of the following segments decreased in 2020 as compared to 2019: Telefónica Brazil, which contributed 17.2% of the Group's revenues (-3.5 p.p. compared to 2019) and Telefónica Hispam with 18.4% (-1.5 p.p. versus 2019). The contribution of these two segments was adversely affected principally by the foreign exchange evolution.
Other income mainly included own work capitalized in our fixed assets and gains on the sale of assets. In 2020, other income totaled 1,587 million euros compared to 2,842 million euros in 2019 (-44.1% y-o-y in reported terms), mainly as a result of the decrease in gains on the sale of companies in 2020 (-22.7 p.p.) and other gains. In particular, in 2019, other income registered gains from the sale of certain companies, mainly Antares (98 million euros), Telefonía Celular de Nicaragua, Telefónica Móviles Guatemala and Telefónica Móviles Panamá (for a total amount of 365 million euros), the sale of data center businesses (213 million euros) and the irrevocable sale of credit rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds to which Telefónica Spain was a party at the date of the sale agreement. In organic terms, other income decreased by 14.4% mainly due to the decrease in gains on the sale of telephone towers, amounting to 43 million euros in 2020 and 176 million euros in 2019.
The total amount of supplies, personnel expenses and other expenses (principally external services and taxes) was 31,165 million euros in 2020, down 13.8% year-on-year in reported terms. This decrease was mainly attributable to the decrease in restructuring costs (-5.8 p.p.), mainly those related to the II Collective Agreement of Related Companies in Spain (Individual Suspension Plan) which were significant in 2019, and the impact of changes in foreign exchange rates (-5.7 p.p.). In organic terms, the total amount of supplies, personnel expenses and other expenses decreased by 2.7%. The year-on-year variation was significantly affected by the COVID-19 pandemic. The evolution of these expenses is explained in greater detail below:
•Supplies amounted to 13,014 million euros in 2020, down 4.6% year-on-year in reported terms mainly as a result of the impact of foreign exchange rates (-4.6 p.p.) and changes in the scope of consolidation (-0.3 p.p.). In organic terms, supplies increased by 0.5% year-on-year, mainly due to higher TV content costs and higher costs related to IT sales in Telefónica Spain, partially offset by the effects of the COVID-19 pandemic, which led to lower handset costs, due to the lower commercial activity, and lower roaming costs.
•Personnel expenses amounted to 5,280 million euros in 2020, down 34.5% year-on-year in reported terms

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mainly as a result of the decrease in restructuring costs (-25.9 p.p.), mainly those related to the II Collective Agreement of Related Companies in Spain (Individual Suspension Plan) which were significant in 2019, and the impact of changes in foreign exchange rates (-4.1 p.p.). In organic terms, personnel expenses decreased by 3.8% year-on-year due to the lower average number of employees in 2020 and cost-cutting measures adopted in most segments.
The average headcount was 113,182 employees in 2020, down 4.1% compared to 2019.
•Other expenses amounted to 12,871 million euros in 2020, down 10.9% year-on-year in reported terms. This decrease was mainly attributable to the impact of foreign exchange rates (-7.6 p.p.) and the provision registered in 2019 related to the transformation of the operating model of Telefónica México (-2.0 p.p.), partially offset by the higher impairment of goodwill and other assets in Telefónica Argentina (+4.8 p.p.). In organic terms, other expenses decreased by 5.5% year-on-year due mainly to the effects of the COVID-19 pandemic, which led to a decrease in network and IT costs, offset in part by the higher bad debt costs principally in Telefónica Hispam and Telefónica Brazil, which were also driven by the COVID-19 pandemic.
As a result of the foregoing, OIBDA totaled 13,498 million euros in 2020, a decrease of 10.7% year-on-year in reported terms. In organic terms, OIBDA decreased by 5.7% year-on-year.
Depreciation and amortization amounted to 9,359 million euros in 2020, decreasing 11.6% year-on-year in reported terms, mainly due to the impact of foreign exchange rates (-8.1 p.p.) and the lower depreciation and amortization in Telefónica United Kingdom following the classification of the companies included within the scope of the agreement with Liberty Global plc as a disposal group held for sale, partially offset by the accelerated amortization of Telefónica México as a consequence of the transformation of the operating model. In organic terms, depreciation and amortization remained stable (+0.6%).
Operating income (OI) in 2020, totaled 4,139 million euros, decreasing 8.8% compared to 2019, impacted by the higher impairment of goodwill and other assets in Telefónica Argentina (-15.2 p.p.), the decrease in other income compared to 2019 (when other income was positively affected by capital gains derived from the sale of companies (-14.0 p.p.)), the impact of foreign exchange rates (-7.8 p.p.), the impact of the reported variation of companies in hyperinflationary countries (-4.2 p.p.), changes in the consolidation perimeter (-3.8 p.p.) and the impact of accelerated amortization resulting from the transformation of the operating model of Telefónica México, following the AT&T agreement in 2019 (-1.9 p.p.), offset by the lower restructuring costs (+45.9 p.p.) and the lower depreciation and amortization expenses in Telefónica United Kingdom (+17.2 p.p.). In organic terms, operating income decreased by
16.4% year-on-year, mainly as a result of the effects of the COVID-19 pandemic, which is estimated to have reduced operating income by approximately 977 million euros due to a decrease in service revenues in all regions and higher bad debt, which were only partially offset by the decrease in operational costs (mainly direct and commercial costs as a result of the lower commercial activity).
The share of income (loss) of investments accounted for by the equity method for 2020 was a gain of 2 million euros (compared to a gain of 13 million euros in 2019).
Net financial expense amounted to 1,558 million euros in 2020, 274 million euros lower than the previous year, mainly as a result of the reduction of the debt in European currencies, as well as its cost.
Corporate income tax amounted to 626 million euros in 2020, down 40.6% year-on-year,, mainly due to the reversal of deferred tax assets in Telefónica México in 2019, which adversely affected the corporate income tax for such year.
As a result, profit for the year attributable to equity holders of the parent for 2020 was 1,582 million euros (1,142 million euros in 2019).
Profit attributable to non-controlling interests was 375 million euros in 2020, 147 million euros lower than in 2019, mainly due to the lower profit attributable to non-controlling interests at Telefónica Brazil and Telefónica Centroámerica Inversiones (which, in 2019, was positively affected by the gains derived from the sale of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá), partially offset by higher profit attributable to non-controlling interests at Telxius Group.
CapEx stood at 5,861 million euros in 2020, decreasing 33.3% y-o-y in reported terms.
OIBDA-CapEx stood at 7,637 million euros in 2020, growing 20.5% as compared to 2019 in reported terms.

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2020 Consolidated Management Report 1. Business evolution and strategy
1.8.4. 2020/2019 Segment results
TELEFÓNICA SPAIN
The table below shows the evolution of accesses in Telefó
nica Spain over the past two years as of December 31 of s

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uch y
ears:

ACCESSES
Thousands of accesses	2019	2020	%Reported YoY
Fixed telephony accesses (1)	9,024.1	8,731.0	(3.2%)
Broadband (2)	6,023.4	5,961.9	(1.0%)
FTTH	4,325.0	4,614.1	6.7%
Mobile accesses (3)	18,916.9	18,977.8	0.3%
Prepay	1,137.2	888.1	(21.9%)
Contract	15,158.8	15,383.7	1.5%
IoT	2,620.8	2,706.0	3.2%
Pay TV	4,073.8	3,934.5	(3.4%)
Retail Accesses	38,049.5	37,615.1	(1.1%)
Wholesale Accesses	3,788.2	3,689.5	(2.6%)
Total Accesses	41,837.7	41,304.6	(1.3%)
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) 2020 "Broadband" accesses are reported as an independent category which includes UBB and FTTH accesses due to the increased focus on these key products. Narrowband and data accesses (which were previously included in “Internet and data accesses”) are directly included in "Retail Accesses" and are not separately shown. 2019 figures included in this section have been revised accordingly for comparative purposes.
(3) 2020 "Mobile accesses" show "IoT" accesses as an independent category within "Mobile accesses" due to its increasing weight. "IoT" accesses include both postpay and prepay IoT accesses and, therefore, are not comparable to the "M2M" accesses reported in prior years, which only included postpay accesses (given the limited relevance of prepay accesses in prior years). 2019 figures included in this section have been revised accordingly for comparative purposes.

Telefónica Spain’s 2020 results were significantly impacted by the imposition of strict measures to prevent the spread of COVID-19, especially during the second quarter 2020. Restrictions were first imposed before the start of the second quarter, significantly affecting commercial activity (approximately 90% of Telefónica-branded stores were closed in March and April 2020; approximately 50% were closed in May of 2020), interrupting all sports competitions (importantly, football, which restarted in mid-June of 2020) and suspending portability (i.e., the switching of service providers by clients; especially in the fixed service until the end of May of 2020). The population was locked down for most of the second quarter of 2020. Telefónica responded to these challenges by leveraging the strength of the largest FTTH network in Europe to provide reliable service throughout the COVID-19 pandemic crisis and taking unprecedented steps to support society and show solidarity with its communities and customers.
During 2020, the commercial activity continued to rely on the differentiated services offered by the company, with a multi brand strategy (Movistar, O2) to serve different market segments. In addition, during the first half of 2020, Telefónica introduced changes to its portfolio to strengthen its relationship with clients and reach new market segments. Some of these changes are described below.
Movistar Prosegur Alarmas, the joint venture of Prosegur and Telefónica, launched its first commercial offer for the alarm market in Spain. Unlike similar products in the market, customers do not have to pay any initial fee and there is no minimum commitment term. The service includes the installation of an alarm which is connected to an alarm reception center, a video surveillance system and a connection to the Movistar Prosegur Alarmas mobile app. In addition, it is the only product to offer Acudas, an immediate intervention service which sends a private security guard to the customer's house in the event of a security incident.
In addition, Disney+ content was added to the “Fusión offer”, following the signing on March 8, 2020 of an agreement between The Walt Disney Company Iberia and Telefónica, pursuant to which Movistar became the strategic distributor of Disney+ in Spain. With this agreement with the world's leading entertainment company, Movistar added Disney+ titles to its rich catalog of original content, which is accessible through the streaming service that gives access to more than 1,000 movies, series and programs from Disney, Pixar, Marvel, Star Wars, National Geographic and much more. Disney+ has been included in the “Fusión packages” featuring fiction content such as “Fusión Selección Plus Ficción”, “Fusión Total” and “Fusión Total Plus”, and in general in all those “Fusion products” that incorporate the Ficción package. In addition, Movistar+ has launched a new "Cine" (Movies) package which, among other products, will include Disney+.
Moreover, unlimited data was provided to more than three million customers (as part of the most complete Fusion

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packages) at no additional cost, in response to the increased demand for data consumption, which has reached record levels as a consequence of the COVID-19 pandemic. Clients of Fusión Selección La Liga or Champions, Fusión + Ocio, Fusión + Futbol and Fusión Pro have also been able to enjoy unlimited data, calls and SMSs for 5 euros extra per month. Unlimited data plans are also available for customers who only want a plan for their mobile devices.
In October 2020, Movistar Health was launched. This is an online telemedicine service aimed at, among other services, allowing users to connect to a primary care doctor anywhere, anytime, 24 hours a day, 7 days a week. Movistar Health also offers plans for companies, adapted to their needs according to their size and requirements.
We also launched the 5G network.
Telefónica Spain had 41.3 million accesses as of December 31, 2020 (-1.3% as compared to December 31, 2019), as a result of the commercial slowdown driven mainly by the COVID-19 pandemic.
The convergent offer (residential and SMEs) had a customer base of 4.8 million customers as of December 31, 2020, a decrease of 0.3% y-o-y.
Retail fixed accesses totaled 8.7 million and decreased 3.2% as compared to December 31, 2019, with a net loss of 293 thousand accesses in 2020.
Retail broadband accesses totaled 6.0 million (-1.0% y-o-y), with a net loss of 61 thousand accesses during 2020.
Retail fiber (FTTH) accesses reached 4.6 million customers (+6.7% as compared to December 31, 2019), representing 77.4% of total retail broadband customers (+5.6 p.p. y-o-y) with net adds of 289 thousand accesses in 2020. At December 31, 2020, fiber deployment reached 25.2 million premises, 2.1 million more than at December 31, 2019, and it continues to be the largest in Europe.
Total retail mobile accesses stood at 19.0 million as of December 31, 2020, an increase of 0.3% as compared to December 31, 2019 as a result of the increase in mobile contract accesses that more than offset the decrease in prepay accesses (-21.9% y-o-y), reflecting the success of the convergent strategy and the good performance of the migration from prepay to postpay. The contract access base accelerated its growth during 2020, growing by 1.5% year-on-year.
Pay TV accesses reached 3.9 million at December 31, 2020, decreasing 3.4% year-on-year.
Wholesale accesses stood at 3.7 million at December 31, 2020, down 2.6% year-on-year due to the decrease in non-fiber wholesale accesses. Wholesale fiber accesses (70% of total wholesale accesses at December 31, 2020 compared with 57% at December 31, 2019) were up 20.6% year-on-year.
The table below shows Telefónica Spain’s results over the past two years:

Millions of euros
TELEFÓNICA SPAIN (1)	2019	2020	% Reported YoY	% Organic YoY (2)
Revenues	12,850	12,401	(3.5%)	(3.5%)
Mobile handset revenues	373	264	(29.2%)	(29.2%)
Revenues ex-mobile handset sales	12,477	12,137	(2.7%)	(2.7%)
Retail	10,313	9,906	(3.9%)	(3.9%)
Wholesale and Other	2,164	2,231	3.1%	3.1%
Other income	640	540	(15.7%)	5.9%
Supplies	(4,056)	(4,210)	3.8%	3.8%
Personnel expenses	(3,660)	(1,748)	(52.2%)	(9.1%)
Other expenses	(2,055)	(1,937)	(5.8%)	(6.2%)
OIBDA	3,719	5,046	35.7%	(5.1%)
Depreciation and amortization	(2,013)	(2,184)	8.5%	8.5%
Operating income (OI)	1,706	2,862	67.7%	(13.3%)
CapEx	1,667	1,408	(15.5%)	(15.2%)
OIBDA-CapEx	2,052	3,638	77.3%	(0.5%)
Notes:
- In 2020, the breakdown of revenue for Telefónica Spain has been simplified to facilitate understanding of our business. Retail revenues primarily includes the prior B2C and B2B segments.
(1) From January 1, 2020 Telefónica Spain consolidates Telefónica Global Technology, S.A.U., which was previously part of "Other companies". 2019 figures have been revised accordingly for comparative purposes.
(2) See adjustments made to calculate organic variations below.

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Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2020/2019 variations in organic terms:
•Optimization of the distribution network: organic variations exclude the impact of the provisions recorded in Telefónica Spain totaling 29 million euros in 2020 in connection with the restructuring of the distribution channels (23 million euros in 2019).
•Restructuring costs: we have excluded the impact (i) in 2020, 2 million euros due to the reversal of a provision recorded in 2019 in connection with restructuring costs; and (ii) in 2019 restructuring costs totaling 1,733 million euros that were mainly related to the Individual Suspension Plan.
•Irrevocable sale of future credit rights: organic
variations exclude the positive impact in 2019 of the irrevocable sale of the future credit rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds to which Telefónica Spain was a party at the date of the sale agreement amounting to 103 million euros.
•Gains or losses on the sale of companies: organic variations exclude the 27 million euros gains from the sale of data center businesses in 2019.
•Spectrum acquisition: we have excluded the impact of spectrum acquisitions from CapEx, which totaled 7 million euros in 2019. During 2020, no spectrum acquisitions were made.
The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2020	% Reported YoY	% Organic YoY	Optimization Distribution Network	Restructuring costs	Sale of credit rights	Capital gains/losses on sale of companies	Spectrum acquisition
Revenues	(3.5%)	(3.5%)	—	—	—	—	—
Other income	(15.7%)	5.9%	—	—	(16.1)	(4.3)	—
Supplies	3.8%	3.8%	—	—	—	—	—
Personnel expenses	(52.2%)	(9.1%)	—	(47.4)	—	—	—
Other expenses	(5.8%)	(6.2%)	0.3	—	—	—	—
OIBDA	35.7%	(5.1%)	(0.2)	46.7	(2.8)	(0.7)	—
Depreciation and amortization	8.5%	8.5%	—	—	—	—	—
Operating income (OI)	67.7%	(13.3%)	(0.4)	n.m	(6.0)	(1.6)	—
CapEx	(15.5%)	(15.2%)	—	—	—	—	(0.4)
OIBDA-CapEx	77.3%	(0.5%)	(0.3)	84.6	(5.0)	(1.3)	0.3
n.m.: not meaningful
Results discussion
Revenues in Telefónica Spain in 2020 amounted to 12,401 million euros, down 3.5% y-o-y in reported terms, mainly as a result of the effects of the COVID-19 pandemic, which we estimate affected revenues by approximately 480 million euros in 2020, as a consequence of lower handset sales, commercial efforts made to mitigate the impact of COVID-19 on businesses and homes (consisting of discounts and promotions), as well as lower revenues mainly from roaming and advertising.
•Retail revenues totaled 9,906 million euros in 2020, decreasing by 3.9% year-on-year in reported terms. We attribute this decrease mainly to the impact of the COVID-19 pandemic on households and companies.
•Wholesale and other revenues totaled 2,231 million euros in 2020, increasing by 3.1% year-on-year in reported terms, driven mainly by the increase in TV and MVOs (Mobile Virtual Operators) wholesale revenues, which more than offset the significant decrease in roaming revenues as a consequence of the restrictions on international travel imposed in connection with the COVID-19 pandemic.
OIBDA reached 5,046 million euros in 2020, a year-on-year increase of 35.7% in reported terms. In organic terms, OIBDA decreased by 5.1% year-on-year, highly affected by the decrease in revenues due to the pandemic.

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Depreciation and amortization amounted to 2,184 million euros in 2020, increasing by 8.5% year-on-year in both reported and organic terms, mainly as a result of a reassessment and adjustment in the useful lives of the copper service network assets.
Operating income amounted to 2,862 million euros in 2020, a year-on-year increase of 67.7% in reported terms. The year-on-year increase was mainly driven by the decrease in restructuring costs as compared to 2019 (+101.7 p.p.), partially offset by the decrease in other income, which in 2019 was positively affected by the irrevocable sale of credit rights referred to above (-6.0 p.p.), the gains from the sale of the data center businesses (-1.6 p.p.), and expenses incurred to optimize the distribution network (-0.4 p.p.). In organic terms, operating income showed a decrease of 13.3% year-on-year, mainly as a result of the effects of the COVID-19 pandemic, which we estimate impacted operating income by approximately 209 million euros, as a result of the decrease in service revenues of 360 million euros, partially offset by savings in certain supplies and other operating expenses.

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TELEFÓNICA UNITED KINGDOM
On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine their respective operating businesses in the United Kingdom into a 50:50 joint venture, resulting in an integrated telecommunication operator with over 46 million video, broadband and mobile subscribers and an estimated aggregate revenues of approximately 11 billion pounds sterling. The transaction is subject to regulatory approvals and other closing conditions.
For additional information, see "Note 2. Basis of presentation of the consolidated financial statements. Agreement between Telefónica and Liberty Global plc to combine their operating businesses in the UK".
In accordance with IFRS 5, the companies included within the scope of the transaction have been recognized as a disposal group held for sale. Therefore:

•The consolidated assets and liabilities subject to the transaction have been reclassified under ‘‘Non-current assets and disposal groups held for sale’’ and ‘‘Liabilities associated with non-current assets and disposal groups held for sale’’, respectively, in the consolidated statement of financial position at December 31, 2020.
•The related non-current assets ceased to be amortized and depreciated for accounting purposes once they were reclassified as assets held for sale.
The table below shows the evolution of accesses in Telefónica United Kingdom over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2019	2020	%Reported YoY
Fixed telephony accesses (1)	313.3	320.4	2.3%
Broadband (2)	28.9	29.2	1.2%
Mobile accesses (3)	25,803.3	26,980.7	4.6%
Prepay	8,436.1	8,117.4	(3.8%)
Contract	12,248.5	12,372.7	1.0%
IoT	5,118.7	6,490.6	26.8%
Retail Accesses	26,145.5	27,330.3	4.5%
Wholesale Accesses	8,714.7	9,210.9	5.7%
Total Accesses	34,860.2	36,541.2	4.8%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) 2020 "Broadband" accesses are reported as an independent category which includes UBB and FTTH accesses due to the increased focus on these key products. Narrowband and data accesses (which were previously included in “Internet and data accesses”) are directly included in "Retail Accesses" and are not separately shown. 2019 figures included in this section have been revised accordingly for comparative purposes.
(3) 2020 "Mobile accesses" show "IoT" accesses as an independent category within "Mobile accesses" due to its increasing weight. "IoT" accesses include both postpay and prepay IoT accesses and, therefore, are not comparable to the "M2M" accesses reported in prior years, which only included postpay accesses (given the limited relevance of prepay accesses in prior years). 2019 figures included in this section have been revised accordingly for comparative purposes.

During 2020, throughout the COVID-19 health crisis which led to a lockdown of the UK population since the end of March 2020 and despite a competitive environment, Telefónica United Kingdom remained as the favorite telecommunications operator in United Kingdom (Source: CCS Insight), a position underpinned by the strength of the O2 brand, customer loyalty, successful commercial propositions, network reliability and good customer service. Such value propositions have allowed the company to achieve continuous customer growth in most market segments in a competitive market.
Total accesses grew by 4.8% year-on-year, standing at 36.5 million at December 31, 2020.
Mobile net additions in 2020 reached 1.1 million accesses, mainly driven by the increase in IoT accesses, which grew by 26.8% mainly boosted by the program “Smart
Metering” (SMIP). Contract mobile accesses grew by 1.0% y-o-y to 12.4 million at December 31, 2020 despite the closure of stores for several months in 2020 due to the COVID-19 pandemic.
Prepay accesses decreased by 3.8% y-o-y to 8.1 million customers at December 31, 2020, mainly as a result of the continued migration from prepay to contract mobile accesses and the impact of the COVID-19 pandemic.

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The table below shows the evolution of Telefónica United Kingdom's results over the past two years:

Millions of euros
TELEFÓNICA UNITED KINGDOM	2019	2020	% Reported YoY	% Organic YoY (1)
Revenues	7,109	6,708	(5.6%)	(4.4%)
Mobile Business (2)	6,891	6,476	(6.0%)	(4.8%)
Handset revenues	1,795	1,816	1.1%	2.5%
Fixed Business	218	232	6.5%	7.9%
Other income	186	178	(4.4%)	(3.2%)
Supplies	(2,521)	(2,456)	(2.6%)	(1.3%)
Personnel expenses	(503)	(459)	(8.6%)	(1.7%)
Other expenses	(2,157)	(1,907)	(11.7%)	(10.5%)
OIBDA	2,114	2,064	(2.4%)	(2.4%)
Depreciation and amortization	(1,204)	(389)	(67.7%)	(2.3%)
Operating income (OI)	910	1,675	84.0%	(2.5%)
CapEx	914	913	(0.1%)	(9.2%)
OIBDA-CapEx	1,200	1,151	(4.1%)	2.7%
Notes:
- Mobile revenues have been split to highlight handset revenues, which is a more specific and volatile component, while keeping the rest of mobile business revenues together in an overall figure that includes retail mobile revenues, wholesale mobile revenues, value added services, etc.
(1) See adjustments made to calculate organic variations below.
(2) From 2020 "Mobile Business" revenues in Telefónica United Kingdom include certain mobile digital services revenues that were previously included in “Revenues” without being separately shown. 2019 revenues have been revised accordingly for comparative purposes.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate 2020/2019 variations in organic terms:
•Foreign exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate of 2019 for both years.
•Depreciation and amortization: we have excluded the positive impact of ceasing the amortization of the non-current assets that fall within the scope of the agreement with Liberty Global plc, which were classified as held for sale starting on May 1, 2020, amounting to 771 million euros.
•Restructuring costs: we have excluded the impact of restructuring costs, amounting to 31 million euros in 2019.
•Spectrum acquisitions: we have excluded the impact of spectrum acquisitions on CapEx in 2020, amounting to 95 million euros.
The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM 2020	% Reported YoY	% Organic YoY	Exchange rate effect	Impact on depreciation of assets held for sale	Restructuring costs	Spectrum acquisition
Revenues	(5.6%)	(4.4%)	(1.3)	—	—	—
Other income	(4.4%)	(3.2%)	(1.3)	—	—	—
Supplies	(2.6%)	(1.3%)	(1.3)	—	—	—
Personnel expenses	(8.6%)	(1.7%)	(1.2)	—	(5.7)	—
Other expenses	(11.7%)	(10.5%)	(1.2)	—	—	—
OIBDA	(2.4%)	(2.4%)	(1.3)	—	1.4	—
Depreciation and amortization	(67.7%)	(2.3%)	(0.4)	(64.9)	—	—
Operating income (OI)	84.0%	(2.5%)	(2.5)	85.8	3.2	—
CapEx	(0.1%)	(9.2%)	(1.3)	—	—	10.4
OIBDA-CapEx	(4.1%)	2.7%	(1.3)	—	2.4	(7.9)
Results discussion
Total revenues in 2020 decreased by 5.6% year-on-year in reported terms to 6,708 million euros, affected in part by the depreciation of the pound sterling (-1.3 p.p.). Excluding this impact, mobile revenues decreased by 4.4%, mainly as a result of the effects of the COVID-19 pandemic which are estimated to have reduced revenues by approximately 328 million euros in 2020 related to the lower handset sales, lower roaming revenues and a reduction in the roll out of IoT programs.
•Mobile business revenues reached 6,476 million euros in 2020, decreasing by 6.0% in reported terms, affected in part by the depreciation of the pound sterling (-1.3 p.p.). Excluding this impact, mobile business revenues decreased 4.8% affected by the impact of COVID-19, which is estimated to have amounted to approximately 320 million euros and are mainly due to the shift from mobile data usage to Wi-Fi networks, lower handset sales, lower roaming revenues and a reduction in the roll out of IoT programs.
Mobile ARPU fell by 13.2% year-on-year in reported terms and 12.0% in organic terms, significantly impacted by the COVID-19 pandemic, growth of IoT accesses (with lower ARPU) and customer migration to the direct channel as a consequence of the change in the distribution model after the end of the contract with Dixons Carphone in March 2020 which resulted in changes in the mobile revenues allocation.

TELEFÓNICA UNITED KINGDOM	2019 (1)	2020	Reported %YoY	%Organic YoY
ARPU (EUR)	14.8	12.8	(13.2%)	(12.0%)
Prepay	7.4	7.5	0.3%	1.6%
Contract (2)	24.9	22.1	(11.0%)	(9.8%)
Data ARPU (EUR)	8.6	9.7	12.8%	14.3%
(1) In December 2019, 665 thousand mobile contract accesses were reclassified as wholesale accesses. This affected ARPU calculations, as they relate to average retail accesses only (which are calculated on a monthly basis). In order to make ARPU calculations for 2020 and 2019 comparable, the calculation of the 2019 monthly average number of accesses was revised in accordance with such reclassification (so as to exclude such 665 thousand accesses for the whole year).
(2) Excludes IoT.

OIBDA totaled 2,064 million euros in 2020, decreasing by 2.4% in reported terms, down 2.4% in organic terms, affected by the pandemic.
Depreciation and amortization totaled 389 million euros in 2020, decreasing by 67.7% year-on-year in reported terms, mainly as a result of the reclassification of assets that fall within the scope of the agreement with Liberty Global plc as held for sale starting on May 1, 2020 (with such assets ceasing to accrue depreciation and amortization expenses since then). Excluding the impact of such reclassification (-64.9 p.p.) and the effect of the depreciation of the pound sterling (-0.4 p.p.), depreciation and amortization decreased by 2.3% year-on-year in organic terms mainly due to a lower depreciation and amortization in intangibles.
Operating income totaled 1,675 million euros in 2020, up by 84.0% in reported terms, mainly impacted by the decrease in depreciation and amortization as a result of the reclassification referred to above (+85.8 p.p.) and, to a lesser

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extent, the decrease in restructuring costs (+3.2 p.p.), offset in part by the depreciation of the pound sterling (-2.5 p.p.). In organic terms, operating income decreased by 2.5% year-on-year and was significantly impacted by the COVID-19 pandemic, which we estimate reduced operating income by approximately 155 million euros, mainly due to the lower service revenues (with COVID-19 having an estimated impact of approximately 256 million euros), offset in part by the decrease in certain direct costs as a result of the COVID-19 pandemic.

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TELEFÓNICA GERMANY
The table below shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2019	2020	%Reported YoY
Fixed telephony accesses (1)	2,129.5	2,180.2	2.4%
Broadband (2)	2,206.6	2,261.1	2.5%
UBB	1,652.0	1,797.8	8.8%
Mobile accesses (3)	43,826.8	44,274.8	1.0%
Prepay	20,096.2	19,283.3	(4.0%)
Contract	22,538.8	23,581.3	4.6%
IoT (4)	1,191.8	1,410.1	18.3%
Retail Accesses	48,258.0	48,804.7	1.1%
Total Accesses	48,258.0	48,804.7	1.1%
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) 2020 "Broadband" accesses are reported as an independent category which includes UBB and FTTH accesses due to the increased focus on these key products. Narrowband and data accesses (which were previously included in “Internet and data accesses”) are directly included in "Retail Accesses" and are not separately shown. 2019 figures included in this section have been revised accordingly for comparative purposes.
(3) 2020 "Mobile accesses" show "IoT" accesses as an independent category within "Mobile accesses" due to its increasing weight. "IoT" accesses include both postpay and prepay IoT accesses and, therefore, are not comparable to the "M2M" accesses reported in prior years, which only included postpay accesses (given the limited relevance of prepay accesses in prior years). 2019 figures included in this section have been revised accordingly for comparative purposes.
(4) Impacted by the disconnection of 67 thousand inactive IoT accesses in the second quarter of 2019.

In 2020, Telefónica Germany had a good performance despite the COVID-19 pandemic, with trading dynamics recovering to close to pre-pandemic levels by the end of 2020 and churn reaching historical low levels. This performance was supported by network quality improvements. In a dynamic competitive environment, the O2 Free portfolio continued to show positive momentum and visible ARPU-accretive effects, while COVID-19-related travel restrictions impacted roaming revenues.
Telefónica Germany’s key milestones in 2020 were as follows:
•The company announced the spin-off and sale of approximately 10.1 thousand mobile sites to Telxius for a total purchase price of 1.5 billion euros, gaining further financial flexibility.
•The company's 5G network became operational in 15 cities, targeting more than 30% and approximately 50% population coverage by the end of 2021 and 2022, respectively, and close to full coverage by the end of 2025.
•Telefónica Germany's network was awarded for the first time a ‘very good’ rating in the most relevant network test of "Connect magazine" and also was ranked #1 in the Connect magazine’s shop test.
The total access base grew 1.1% year-on-year and stood at 48.8 million at December 31, 2020, mainly driven by a 1.0% increase in the mobile accesses base, which reached 44.3 million.
The contract mobile customer base grew 4.6% year-on-
year and reached 23.6 million accesses, increasing the share over the total mobile accesses base to 53.3%. Net adds reached 1.0 million accesses mainly driven by the good performance of the O2 Free tariff portfolio, which features popular tariffs, continued data usage and churn improvement. O2 contract churn registered historical lows.
The prepay mobile customer base decreased 4.0% year-on-year to 19.3 million accesses, reflecting the ongoing prepay to contract migration trends in the market. The prepay segment posted a net loss of 0.8 million customers in 2020.
The broadband accesses reached 2.3 million accesses (up 2.5% y-o-y) and increased by 55 thousand accesses in 2020, as a result of the continued robust demand for VDSL, with net adds of 146 thousand accesses in 2020 (+30.8% y-o-y).

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The table below shows the evolution of Telefónica Germany’s results over the past two years:

Millions of euros
TELEFÓNICA GERMANY	2019	2020	% Reported YoY	% Organic YoY (1)
Revenues	7,399	7,532	1.8%	1.8%
Mobile Business	6,647	6,730	1.2%	1.2%
Handset revenues	1,346	1,423	5.7%	5.7%
Fixed Business	741	785	6.0%	6.0%
Other income	183	136	(25.8%)	(27.8%)
Supplies	(2,372)	(2,435)	2.6%	2.6%
Personnel expenses	(592)	(611)	3.2%	(0.6%)
Other expenses	(2,292)	(2,313)	1.0%	0.9%
OIBDA	2,326	2,309	(0.8%)	0.1%
Depreciation and amortization	(2,463)	(2,394)	(2.8%)	(2.8%)
Operating loss	(137)	(85)	(38.0%)	(63.5%)
CapEx	2,469	1,094	(55.7%)	4.8%
OIBDA-CapEx	(143)	1,215	c.s.	(3.6%)
Notes:
- Mobile revenues have been split to highlight handset revenues, which is a more specific and volatile component, while keeping the rest of mobile business revenues together in an overall figure that includes retail mobile revenues, wholesale mobile revenues, value added services, etc.
c.s.: change of sign.
(1) See adjustments made to calculate organic variations below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2020/2019 variations in organic terms:
•Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Germany. Restructuring costs totaled 37 million euros and 22 million euros in 2020 and 2019, respectively.
•Spectrum sales: the organic variations exclude the gains on spectrum sales in 2020 (5 million euros in OIBDA).
•Spectrum acquisition: the organic variations exclude the impact of spectrum acquisitions on CapEx, which in 2019 amounted to 1,425 million euros. During 2020 no spectrum acquisitions were made.

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2020 Consolidated Management Report 1. Business evolution and strategy

The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2020	% Reported YoY	% Organic YoY	Restructuring costs	Spectrum sale	Spectrum acquisition
Revenues	1.8%	1.8%	—	—	—
Other income	(25.8%)	(27.8%)	—	2.0	—
Supplies	2.6%	2.6%	—	—	—
Personnel expenses	3.2%	(0.6%)	3.8	—	—
Other expenses	1.0%	0.9%	(0.3)	0.4	—
OIBDA	(0.8%)	0.1%	(0.7)	(0.2)	—
Depreciation and amortization	(2.8%)	(2.8%)	—	—	—
Operating loss	(38.0%)	(63.5%)	11.3	3.9	—
CapEx	(55.7%)	4.8%	—	—	(57.7)
OIBDA-CapEx	c.s.	(3.6%)	10.8	3.8	n.m.
c.s.: change of sign.
n.m.: not meaningful.
Results discussion
Total revenues were 7,532 million euros in 2020, with a year-on-year increase of 1.8%, driven by the increase in revenues in both the mobile business and the fixed business, despite the impact of the COVID-19 pandemic, which is estimated to have reduced revenues by approximately 72 million euros in 2020 mainly as a result of lower roaming revenues due to the ongoing travel restrictions.
•Mobile business revenues totaled 6,730 million euros, increasing 1.2% y-o-y in reported terms. This was the result of increased handset sales and higher mobile service revenues, despite the continuing impact of COVID-19, which affected roaming revenues due to the ongoing travel restrictions.
•Handset revenues amounted to 1,423 million euros, increasing 5.7% y-o-y in reported terms due to the continued strong demand for high value handsets and the recent launch of the iPhone 12 5G.
•Fixed revenues were 785 million euros, increasing by 6.0% year-on-year in reported terms, on the back of a larger customer base driven by strong VDSL demand.
Mobile ARPU was 9.9 euros (-1.2% y-o-y), while contract ARPU stood at 13.6 euros (-4.4% y-o-y), mainly as a result of the decrease in roaming revenues and lower commercial activity and demand for prepay packages due to higher Wi-Fi usage at home. Data ARPU was 5.9 euros (+0.2% y-o-y).

TELEFÓNICA GERMANY	2019	2020	Reported %YoY
ARPU (EUR)	10.0	9.9	(1.2%)
Prepay	6.0	6.1	1.6%
Contract (1)	14.3	13.6	(4.4%)
Data ARPU (EUR)	5.9	5.9	0.2%
(1) Excludes IoT.
OIBDA totaled 2,309 million euros in 2020, down 0.8% y-o-y in reported terms. In organic terms, OIBDA increased by 0.1% year-on-year.
Depreciation and amortization amounted to 2,394 million euros in 2020, decreasing 2.8% year-on-year mainly due to certain property, plant and equipment reaching the end of their useful lives.
Operating loss totaled 85 million euros in 2020 as compared to 137 million euros in 2019. In organic terms, operating loss improved year-on-year mainly due to the lower depreciation and amortization expense, the improved revenue mix, and the continued implementation of cost efficiency measures, offset in part by the impact of the COVID-19 pandemic, which is estimated to have contributed approximately 58 million euros to the operating loss in 2020.

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2020 Consolidated Management Report 1. Business evolution and strategy
TELEFÓNICA BRAZIL
The table below shows the evolution of accesses in Telefónica Brazil over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2019	2020	%Reported YoY
Fixed telephony accesses (1)	10,817.0	8,994.8	(16.8%)
Broadband (2)	6,938.9	6,315.0	(9.0%)
UBB	5,022.8	5,084.2	1.2%
FTTH	2,477.4	3,377.7	36.3%
Mobile accesses (3)	74,573.1	78,523.7	5.3%
Prepay	31,408.0	33,662.5	7.2%
Contract	33,075.3	34,418.2	4.1%
IoT	10,089.8	10,443.0	3.5%
Pay TV	1,319.7	1,247.7	(5.5%)
IPTV	714.5	890.8	24.7%
Retail Accesses	93,718.9	95,145.0	1.5%
Total Accesses	93,732.3	95,157.9	1.5%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) 2020 "Broadband" accesses are reported as an independent category which includes UBB and FTTH accesses due to the increased focus on these key products. Narrowband and data accesses (which were previously included in “Internet and data accesses”) are directly included in "Retail Accesses" and are not separately shown. 2019 figures included in this section have been revised accordingly for comparative purposes.
(3) 2020 "Mobile accesses" show "IoT" accesses as an independent category within "Mobile accesses" due to its increasing weight. "IoT" accesses include both postpay and prepay IoT accesses and, therefore, are not comparable to the "M2M" accesses reported in prior years, which only included postpay accesses (given the limited relevance of prepay accesses in prior years). 2019 figures included in this section have been revised accordingly for comparative purposes.

In 2020, Telefónica Brazil maintained its leadership in the higher mobile value segments, leading the contract segment as of December 31, 2020 (source: ANATEL), which has allowed Telefónica Brazil to support its mobile service revenues (in local currency) and mitigate the impact of the COVID-19 pandemic. In the fixed business, Telefónica Brazil continued to focus on the implementation of strategic technologies, such as fiber, which permitted it to capture high-value clients in the Internet Protocol Television (IPTV), and partially offset the continued decrease in the traditional fixed business.
Telefónica Brazil reached 95.2 million accesses as of December 31, 2020, 1.5% higher than as of December 2019, due to the sustained growth in the mobile business, both postpay and prepay, UBB and IPTV, which more than offset the decline in the fixed voice business (due to the continued migration from fixed to mobile, driven by unlimited voice offers in the market), the contraction of the lower-value fixed broadband customer base and the loss of DTH customers as a result of the discontinuation of legacy technologies.

In the mobile business, Telefónica Brazil maintained its leadership in terms of total accesses, with a market share of 33.6% as of December 31, 2020 (source: ANATEL), growing both in terms of contract customers (+4.1% year-on-year) and prepay accesses (+7.2% year-on-year). Telefónica Brazil continued to strategically focus on high-value customers, reaching a market share of 37.7% in the contract segment as of December 31, 2020 (source: ANATEL). Contract commercial offers focused on data plans, with improved quotas and roaming terms (Vivo Travel World). The Vivo Selfie plan was also launched, with a 25GB data allowance plus 25GB for use in our customers’ favorite app (Spotify, Rappi, Netflix or Premiere). High-value customers’ offer is focused on family plans, which remained unchanged. In the prepay segment, Telefónica Brazil offers unlimited off-net minutes, unlimited WhatsApp use, and extra data allowances (VIVO pre-turbo). All of this has been supported by the interaction with customers through our virtual assistant AURA in the Meu VIVO application, transforming customer attention channels to improve user experience.
In the fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, reaching 24.5 million premises passed with FTTx as of December 31, 2020 and 5.1 million connected homes, which increased 1.2% y-o-y, compensating in part for the decrease in fiber to the curb (FTTC) with the growth of fiber. Telefónica Brazil is implementing alternative deployment models to accelerate fiber expansion with lower CapEx requirements and a shorter "time to market" period. Following the agreement with American Tower Corporation in Minas Gerais and the development of a "franchise" model in smaller cities, Telefónica Brazil reached an agreement with Phoenix Fiber (Group Phoenix Towers) in the states of Minas Gerais, Espírito Santo and Goiás for the joint development of the FTTH network. Telefónica Brazil reached 3.4 million premises

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2020 Consolidated Management Report 1. Business evolution and strategy connected with fiber by the end of 2020, growing by 36.3% year-on-year. However, this growth did not offset the decrease in other broadband accesses, such as ADSL, which placed retail broadband accesses at 6.3 million as of December 31, 2020, decreasing by 9.0% year-on-year. Traditional accesses decreased 16.8% year-on-year due to the aforementioned fixed-mobile substitution.
Pay TV customers as of December 31 of 2020 reached 1.2 million, decreasing 5.5% year-on-year due to a more selective commercial activity directed to high-value customers. The decrease in DTH, as a consequence of the strategic decision to discontinue its use, was partially offset by the 24.7% growth in IPTV accesses. IPTV represented 71.4% of the total Pay TV accesses.
The table below shows the evolution of Telefónica Brazil’s results over the past two years:

Millions of euros
TELEFÓNICA BRAZIL	2019	2020	% Reported YoY	% Organic YoY (1)
Revenues	10,035	7,422	(26.0%)	(2.6%)
Mobile Business	6,498	4,891	(24.7%)	(0.9%)
Handset revenues	613	426	(30.6%)	(8.5%)
Fixed Business	3,537	2,531	(28.4%)	(5.7%)
Other income	427	325	(23.8%)	3.9%
Supplies	(1,686)	(1,252)	(25.7%)	(2.2%)
Personnel expenses	(1,028)	(792)	(22.9%)	1.5%
Other expenses	(3,486)	(2,515)	(27.9%)	(5.0%)
OIBDA	4,262	3,188	(25.2%)	(1.1%)
Depreciation and amortization	(2,516)	(1,965)	(21.9%)	2.9%
Operating income (OI)	1,746	1,223	(30.0%)	(6.9%)
CapEx	2,005	1,372	(31.6%)	(11.9%)
OIBDA-CapEx	2,257	1,816	(19.6%)	8.5%
Notes:
- Mobile revenues have been split to highlight handset revenues, which is a more specific and volatile component, while keeping the rest of mobile business revenues together in an overall figure that includes retail mobile revenues, wholesale mobile revenues, value added services, etc.
(1) See adjustments made to calculate organic variations below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2020/2019 variations in organic terms:
•Foreign exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate of 2019 for both years.
•Gains or losses on the sale of companies: the gain from the sale of data center businesses, which totaled 15 million euros in 2019, has been excluded to calculate organic variations.
•Spectrum acquisition: we have excluded the impact of spectrum acquisitions on CapEx, amounting to 32 million euros in 2020. During 2019, no spectrum acquisitions were made.

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2020 Consolidated Management Report 1. Business evolution and strategy
The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2020	% Reported YoY	% Organic YoY	Exchange rate effect	Capital gains/losses on sale of companies	Spectrum acquisition
Revenues	(26.0%)	(2.6%)	(23.5)	—	—
Other income	(23.8%)	3.9%	(24.2)	(3.4)	—
Supplies	(25.7%)	(2.2%)	(23.6)	—	—
Personnel expenses	(22.9%)	1.5%	(24.5)	—	—
Other expenses	(27.9%)	(5.0%)	(22.9)	—	—
OIBDA	(25.2%)	(1.1%)	(23.7)	(0.3)	—
Depreciation and amortization	(21.9%)	2.9%	(24.8)	—	—
Operating income (OI)	(30.0%)	(6.9%)	(22.2)	(0.8)	—
CapEx	(31.6%)	(11.9%)	(21.7)	—	2.1
OIBDA-CapEx	(19.6%)	8.5%	(25.5)	(0.6)	(1.9)
Results discussion
In 2020, revenues amounted to 7,422 million euros and decreased 26.0% in reported terms, mainly affected by the depreciation of the Brazilian real (-23.5 p.p.). In organic terms, revenues decreased 2.6%, mainly as a result of the effects of the COVID-19 pandemic, which we estimate affected revenues by approximately 302 million euros in 2020, mainly due to lower handset sales and service revenues.
•Mobile business revenues amounted to 4,891 million euros in 2020, a 24.7% decrease in reported terms, mainly due to the depreciation of the Brazilian real (-23.9 p.p.). Excluding this impact, mobile business revenues decreased 0.9%. The mobile business was significantly affected by the decline in handset sales (-30.6% y-o-y in reported terms (-8.5% y-o-y in local currency)), mainly due to the closure of stores and the lockdown of population as a result of the COVID-19 pandemic. Limitations on mobility also led to a shift from mobile data usage to Wi-Fi networks. In organic terms, service revenues remained stable due to the fast recovery of the prepay segment, the higher weight of contract customers and the higher use of data and connectivity services.
•Fixed business revenues amounted to 2,531 million euros, decreasing 28.4% in reported terms, mainly due to the impact of the depreciation of the Brazilian real (-22.7 p.p.). Excluding this effect, fixed business revenues decreased by 5.7% mainly as a result of the decrease in voice revenues, as a result of lower traffic due to the fixed-mobile substitution, as well as the lower commercial emphasis on legacy technologies (ADSL and DTH). The decrease was offset in part by the increase in broadband (+3.0% year-on-year in local currency), supported by the growth of fiber revenues, driven by the growth of ARPU and a higher penetration.
Mobile ARPU decreased year-on-year by 26.5% in reported terms, mainly due to the depreciation of the Brazilian real. In local currency, mobile ARPU decreased by 3.2% year-on-year, as a consequence of the erosion of contract ARPU, offset in part by the increase in prepay ARPU in local currency terms due to the leveraging of data surpluses.

TELEFÓNICA BRAZIL	2019	2020	%YoY	%Local Currency YoY
ARPU (EUR)	6.4	4.7	(26.5%)	(3.2%)
Prepay	2.9	2.2	(22.2%)	2.5%
Contract (1)	11.6	8.4	(27.4%)	(4.3%)
Data ARPU (EUR)	5.1	4.1	(20.1%)	(2.8%)
(1) Excludes IoT.

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2020 Consolidated Management Report 1. Business evolution and strategy

OIBDA stood at 3,188 million euros in 2020, decreasing 25.2% in reported terms. In organic terms, the year-on-year variation was -1.1%.
Depreciation and amortization amounted to 1,965 million euros in 2020, down by 21.9% year-on-year in reported terms, impacted by the depreciation of the Brazilian real (-24.8 p.p.). In organic terms, depreciation and amortization grew 2.9% year-on-year due to higher investments in fixed assets as well as the increase in rights of use in the year.
Operating income stood at 1,223 million euros in 2020, decreasing by 30.0% in reported terms. This variation was mainly due to the depreciation of the Brazilian real (-22.2 p.p.). In organic terms, operating income fell by 6.9%, mainly as a result of the effects of the COVID-19 pandemic, which we estimate affected operating income by approximately 137 million euros as a consequence of the lower handset sales and service revenues and the higher bad debt, partially offset by savings in operating expenses, mainly certain supplies.

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2020 Consolidated Management Report 1. Business evolution and strategy
TELEFÓNICA HISPAM
The table below shows the evolution of accesses in Telefónica Hispam over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2019	2020	%Reported YoY
Fixed telephony accesses (1)	8,804.2	7,835.0	(11.0%)
Broadband (2)	5,564.7	5,447.3	(2.1%)
UBB	3,249.6	3,695.0	13.7%
FTTH	2,829.6	3,417.6	20.8%
Mobile accesses (3)	93,137.8	92,204.5	(1.0%)
Prepay	67,286.2	66,206.7	(1.6%)
Contract	22,243.7	22,000.2	(1.1%)
IoT	3,607.9	3,997.6	10.8%
Pay TV	3,015.2	2,856.8	(5.3%)
IPTV	335.6	577.7	72.1%
Retail Accesses	110,670.3	108,488.6	(2.0%)
Total Accesses	110,691.5	108,509.1	(2.0%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) 2020 "Broadband" accesses are reported as an independent category which includes UBB and FTTH accesses due to the increased focus on these key products. Narrowband and data accesses (which were previously included in “Internet and data accesses”) are directly included in "Retail Accesses" and are not separately shown. 2019 figures included in this section have been revised accordingly for comparative purposes.
(3) 2020 "Mobile accesses" show "IoT" accesses as an independent category within "Mobile accesses" due to its increasing weight. "IoT" accesses include both postpay and prepay IoT accesses and, therefore, are not comparable to the "M2M" accesses reported in prior years, which only included postpay accesses (given the limited relevance of prepay accesses in prior years). 2019 figures included in this section have been revised accordingly for comparative purposes.

Telefónica Hispam's total accesses amounted to 108.5 million as of December 31, 2020 (-2.0% year-on-year), as a result of the decrease in both mobile and fixed accesses.
Mobile accesses amounted to 92.2 million as of December 31, 2020 decreasing by 1.0% y-o-y mainly affected by the lower prepay customer base.
•Contract accesses decreased by 1.1% year-on-year due to the decrease in accesses in Peru (-8.2%), Argentina (-5.5%) and Ecuador (-4.8%), partially offset by the strong increase in Chile (+11.4%) and Colombia (+7.8%). This evolution was partially affected by the COVID-19 pandemic, which took its toll on commercial activity.
•Prepay accesses decreased by 1.6% year-on-year, with a net loss of 1.1 million accesses at December 31, 2020, decreasing in Peru (-660 thousand accesses), Chile (-476 thousand accesses), Mexico (-226 thousand accesses) and Venezuela (-151 thousand accesses), offset in part by the increases in Ecuador (+346 thousand accesses) and Argentina (+153 thousand accesses). This evolution was mainly the result of the line disconnection of accesses with no top-up activity and the migration of prepay accesses to postpay accesses in the Chilean market.

Fixed accesses stood at 7.8 million as of December 31, 2020 (-11.0% year-on-year) with a net loss of 969 thousand accesses due to the continued erosion of the traditional fixed business.
Fixed broadband accesses amounted to 5.5 million as of December 31, 2020 (-2.1% year-on-year). The penetration of FBB accesses over fixed accesses stood at 69.5% (+6.3 p.p. y-o-y), as a result of the focus on Ultra Broadband (UBB) deployment in the region reaching 3.7 million connected accesses (+13.7% y-o-y) and 12.0 million premises. The penetration of UBB accesses over fixed broadband accesses stood at 67.8% (+9.4 p.p. y-o-y).
Pay TV accesses stood at 2.9 million as of December 31, 2020, decreasing by 5.3% as a result of the net loss of 158 thousand customers, negatively impacted by the lower Direct-To-Home (DTH) technology accesses due to the change in focus (-326 thousand accesses) and lower cable access base (-74 thousand accesses at December 31, 2020), partially offset by the increase in IPTV (+242 thousand accesses), in which the Company is placing strategic focus.

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2020 Consolidated Management Report 1. Business evolution and strategy

The table below shows the evolution of Telefónica Hispam results over the past two years:

Millions of euros
TELEFÓNICA HISPAM	2019	2020	% Reported YoY	% Organic YoY (1)
Revenues	9,650	7,922	(17.9%)	(6.2%)
Mobile Business	6,210	5,070	(18.4%)	(6.4%)
Handset revenues	1,415	1,111	(21.5%)	(12.0%)
Fixed Business	3,435	2,836	(17.4%)	(6.2%)
Other income	645	253	(60.8%)	(43.1%)
Supplies	(2,832)	(2,466)	(12.9%)	(3.2%)
Personnel expenses	(1,458)	(999)	(31.5%)	(3.4%)
Other expenses	(3,972)	(3,720)	(6.3%)	(9.6%)
OIBDA	2,033	990	(51.3%)	(13.2%)
Depreciation and amortization	(2,268)	(2,274)	0.3%	(2.4%)
Operating loss	(235)	(1,284)	n.m.	(68.7%)
CapEx	1,485	833	(43.9%)	(26.7%)
OIBDA-CapEx	548	157	(71.3%)	2.4%
Notes:
- Mobile revenues have been split to highlight handset revenues, which is a more specific and volatile component, while keeping the rest of mobile business revenues together in an overall figure that includes retail mobile revenues, wholesale mobile revenues, value added services, etc.
(1) See adjustments made to calculate organic variations below.
n.m.: not meaningful
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam, we have made the following adjustments in order to calculate 2020/2019 variations in organic terms:
•Foreign exchange rate effects: we have excluded the impact of changes in exchange rates (except for countries with hyperinflationary economies (Argentina and Venezuela)) by assuming constant average foreign exchange rates year-on-year (using average foreign exchange rates of 2019 for both years).
•Reported variation of companies in hyperinflationary countries: the reported variation of Telefónica Venezolana and Telefónica Argentina is excluded (432 million euros in revenues and 229 million euros in OIBDA).
•Gains or losses on the sale of companies: in 2020, the gain from the sale of companies amounting to 2 million euros has been excluded from calculations of organic variations. In 2019, the gain from the sale of data center businesses amounting to 42 million euros has been excluded.
•Restructuring costs: we have excluded the impact of restructuring costs in 2020 and 2019 on OIBDA and operating income, amounting to 17 million euros and 235 million euros, respectively.
•Spectrum acquisition: the impact of spectrum acquisition on CapEx has been excluded, amounting to 51 million euros in 2019.
•Transformation of operating model of Telefónica Mexico: organic variations exclude the impact of the transformation of the operating model of Telefónica México (which means that the wireless access infrastructure will be turned off, and corresponding licensed spectrum will be released), following the AT&T agreement in 2019, which led to the accelerated depreciation of the related assets and had a negative impact on depreciation and operating income, amounting to 320 million euros in 2020. In 2019, OIBDA and operating income were adversely impacted by 239 million euros and 275 million euros.
•Impairment of goodwill and other assets: the impairment of the goodwill and certain assets of Telefónica Argentina has been excluded in 2020, amounting to 894 million euros, which consists of a 519 million euros goodwill impairment loss and impairment losses over non-current assets amounting to 375 million euros. In 2019, the goodwill impairment loss in Argentina (206 million euros) has been excluded.

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2020 Consolidated Management Report 1. Business evolution and strategy

The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM 2020	% Reported YoY	% Organic YoY	Exchange rate effect	Reported var. in hyperinflationary countries	Capital gains/losses on sale of companies	Restructuring costs	Spectrum acquisition	Transforma-tion T.Mexico	Impairment of goodwill and other assets
Revenues	(17.9%)	(6.2%)	(7.3)	(4.4)	—	—	—	—	—
Other income	(60.8%)	(43.1%)	(4.0)	(1.9)	(6.2)	—	—	(14.8)	—
Supplies	(12.9%)	(3.2%)	(8.5)	(1.3)	—	—	—	—	—
Personnel expenses	(31.5%)	(3.4%)	(4.8)	(6.1)	—	(14.9)	—	(3.0)	—
Other expenses	(6.3%)	(9.6%)	(5.9)	(2.1)	—	—	—	(7.3)	17.3
OIBDA	(51.3%)	(13.2%)	(9.2)	(11.3)	(2.0)	10.7	—	11.7	(33.8)
Depreciation and amortization	0.3%	(2.4%)	(9.9)	(1.8)	—	—	—	14.3	—
Operating loss	n.m.	(68.7%)	(16.1)	80.3	17.0	(92.3)		36.7	n.m.
CapEx	(43.9%)	(26.7%)	(5.3)	(9.7)	—	—	(3.0)	—	—
OIBDA-CapEx	(71.3%)	2.4%	(19.9)	(15.5)	(7.3)	39.6	8.3	43.6	n.m.
n.m.: not meaningful.

Results discussion
Revenues amounted to 7,922 million euros in 2020, decreasing 17.9% year-on-year in reported terms. This decrease was driven in part by the foreign exchange effects (-7.3 p.p.) and the reported variation of companies in hyperinflationary countries (-4.4 p.p.). In organic terms, revenues decreased by 6.2% year-on-year, principally impacted by the negative effects of the COVID-19 pandemic, which we estimate decreased revenues by approximately 670 million euros mainly due to lower handset revenues, a decrease in voice fixed revenues, broadband and TV revenues and mobile service revenues, mainly related to the prepay segment, and lower handset sales, which were influenced by the decline in the commercial activity due to the pandemic. There was also a decrease in the customer base.
Mobile business revenues amounted to 5,070 million euros in 2020, decreasing 18.4% year-on-year in reported terms. This decrease was affected by foreign exchange effects (-7.5 p.p.) and the reported variation of companies in hyperinflationary countries (-4.4 p.p.). In organic terms, mobile business revenues decreased by 6.4% year-on-year mainly due to lower prepay revenues and handset sales, resulting from the decline of the commercial activity. The performance by country was as follows:
•In Chile, mobile revenues amounted to 926 million euros in 2020, decreasing 15.6% year-on-year in reported terms, affected by the foreign exchange effects, which reduced growth by 12.5 percentage points. Excluding this impact, mobile revenues decreased by 3.0% year-on-
year due to the impact of the COVID-19 pandemic and the significantly increased competition in the market, partially offset by higher handset sales.
•In Peru, mobile revenues amounted to 764 million euros in 2020, decreasing 24.1% year-on-year in reported terms, impacted by the foreign exchange effects, which reduced growth by 6.9 percentage points. Excluding this impact, mobile revenues decreased by 17.2% year-on-year, mainly affected by the COVID-19 pandemic, which led to a decrease in handset sales, due to the significant reduction in commercial activity, and in service revenues, which were adversely affected by the discount policies adopted during 2020 and lower commercial activity.
•In Colombia, mobile revenues amounted to 764 million euros in 2020, decreasing 12.7% year-on-year in reported terms, mainly impacted by the foreign exchange effects, which reduced growth by 12.5 percentage points. Excluding this impact, mobile revenues decreased by 0.2% year-on-year, mainly driven by the decrease in handset sales, lower prepay revenues and B2B (Business-to-Business) postpay revenues, offset in part by higher B2C (Business-to-Customer) postpay revenues due to a larger customer base and higher interconnection mobile revenues.
•In Mexico, mobile revenues amounted to 1,033 million euros in 2020, decreasing 16.9% year-on-year in reported terms, mainly as a result of the depreciation of

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the Mexican peso (-10.8 p.p.). Excluding this impact, mobile revenues decreased by 6.1% year-on-year, due to the decrease in prepay mobile revenues as a result of the impact of the COVID-19 pandemic, which resulted in lower commercial activity and lower revenues in the wholesale business, and certain changes in our finance policies, which led to lower handset sales.
Fixed business revenues amounted to 2,836 million euros in 2020, decreasing 17.4% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effects, which decreased growth by 6.8 percentage points, and by the impact of the reported variation of companies in hyperinflationary countries (mainly Argentina), which reduced growth by 4.4 percentage points. Excluding these impacts, these revenues decreased by 6.2% year-on-year mainly due to the decline in voice, broadband and TV revenues, due to a smaller customer base, despite the improvement in commercial plans and higher broadband speed.
OIBDA reached 990 million euros in 2020, decreasing 51.3% year-on-year in reported terms (-13.2% in organic terms).
Depreciation and amortization reached 2,274 million euros in 2020, up 0.3% year-on-year in reported terms (-2.4% in organic terms), due to the reduction in the useful lives of certain assets of Telefónica México as a result of the transformation of the operating model (310 million euros), partially offset by the exchange rates.
Operating loss was 1,284 million euros in 2020 compared to an operating loss of 235 million euros in 2019. This result was negatively affected mainly by the impairment of goodwill in Argentina, the reported variation of companies in hyperinflationary countries, the accelerated depreciation and amortization in Telefónica México (as a result of the transformation of its operational model), and foreign exchange effects, partially offset by the decrease in restructuring costs in the region. In organic terms, operating income decreased by 68.7% year-on-year, mainly driven by the decrease in revenues as a result of the impact of the COVID-19 pandemic (estimated to be approximately 429 million euros).
Below is additional information by country:
•In Chile, operating income reached 141 million euros in 2020, decreasing 42.4% year-on-year in reported terms, affected by the foreign exchange effects, which reduced growth by 8.5 percentage points. The performance was mainly affected by the lower fixed and mobile revenues mainly as a result of the impact of the COVID-19 pandemic, while depreciation and amortization remained relatively unchanged.
•In Peru, operating loss reached 84 million euros in 2020 (operating loss of 71 million euros in 2019), mainly as a result of the COVID-19 pandemic, which led to lower service revenues and an increase in bad debt.
•In Colombia, operating income reached 113 million euros
in 2020, decreasing 33.9% year-on-year in reported terms, affected by the foreign exchange effects, which reduced growth by 9.5 percentage points. This performance was mainly driven by the lower handset revenues and the lower tower sales gains (as compared to 2019), which was partially offset by the lower depreciation and amortization.
•In Mexico, operating loss reached 606 million euros in 2020 (operating loss of 613 million euros in 2019), mainly impacted by the depreciation of the Mexican peso, offset by the higher depreciation and amortization in the period.

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TELXIUS GROUP
On January 13, 2021, Telxius Group signed an agreement with American Tower Corporation for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina) for 7.7 billion euros, payable in cash.
The agreement provides for the sale of approximately 30.7 thousand telecommunications tower sites and comprises two separate and independent transactions (on one hand, the European business and, on the other hand, the Latin American business), setting the respective closings once the corresponding regulatory authorizations have been obtained. The transaction is subject to regulatory approvals and other closing conditions. In accordance with IFRS 5, the companies included within the scope of the transaction have been recognized as a disposal group held for sale as of December 31, 2020. Non-current assets ceased to accrue depreciation and amortization expenses since December 31, 2020.
In the Tower business, Telxius Group acquired 1,909 towers in Brazil in February 2020, doubling the size of Telxius Group in the country, and establishing a solid platform to capture the expected growth of the Brazilian market.
Additionally, Telxius Group announced in June 2020 the acquisition of nearly 10,100 sites from Telefónica Deutschland for 1,500 million euros, along with the commitment to build 2,400 additional build-to-suit (BTS) sites in Germany, the largest market for telecommunications in Europe. The transaction was structured in two phases, with the first tranche of approximately 6,000 sites executed in the third quarter of 2020, and the second tranche, for the remaining sites, expected to close in August 2021. These towers are included within the scope of the agreement with American Tower Corporation referred to above. See "Note 29 - Other information - Commitments - "Agreements for the sale by Telxius of its telecommunications tower divisions in Europe and Latin America" for additional information.
In addition, Telxius Group has carried out other inorganic transactions, expanding its land management optimization program, strengthening its DAS (Distributed Antenna System) activities, amplifying cellular signals in open or closed high density environments, and reinforcing and diversifying its business in the different geographies where it operates.
Excluding inorganic transactions, during 2020 the portfolio of towers grew by 457 additional sites (net of decommissions) reaching 26,765 towers as of December 31, 2020 (+45.9% year-on-year) and the number of tenants (excluding anchor tenants) grew by 466 additional tenants, achieving a “tenancy ratio” of 1.37x excluding acquisitions and 1.28x including acquisitions.
The following table shows certain key performance indicators of Telxius Group as of December 31, 2019 and 2020:

TELXIUS GROUP
Units	2019	2020	%Reported YoY
Towers	18,348	26,765	45.9%
Tenants	24,911	34,318	37.8%
Non anchor tenants	6,563	7,553	15.1%
Tenancy ratio	1.37x	1.28x	(0.08x)
Notes:
- Non anchor tenants refers to tenants other than anchor tenants.

In the Cable business, average traffic levels of approximately 14 Tbps were reached during 2020 (+36.5% compared to the average of 2019), partially as a result of the higher traffic demand resulting from the COVID-19 pandemic, which had a positive effect on revenues. In addition, the good commercial momentum continued in 2020, especially in respect of MAREA, a 6,600 km submarine cable with 200Tbps capacity connecting Spain (Sopelana) and the United States (Virginia Beach), and the renewal of contracts with relevant carriers, mainly in Latin America. In particular, during the third and fourth quarter of 2020, contract renewals were signed with various clients, increasing their aggregate estimated net full contract value by approximately 620 million U.S. dollars, despite causing a temporary negative effect on revenues and OIBDA (as a result of the decrease in annual fees set forth in the agreements).
Finally, during 2020, Telxius Group joined the supply contract with Subcom to build the South Pacific Subsea Cable System, as an additional purchaser together with América Móvil, to build a new cable system in the Pacific from Guatemala to Chile, with additional landing points in Ecuador, Peru and Chile, with a view to renewing and upgrading Telxius Group’s cable infrastructure and achieving significant savings.

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The table below shows the evolution of Telxius Group results of 2020 as compared to 2019:

Millions of euros
TELXIUS GROUP	2019	2020	% Reported YoY	% Organic YoY (1)
Revenues	842	826	(1.9%)	1.0%
Other income	11	9	(13.3%)	(14.5%)
Supplies	(171)	(141)	(18.0%)	(16.6%)
Personnel expenses	(48)	(49)	1.3%	5.5%
Other expenses	(130)	(125)	(2.2%)	(0.4%)
OIBDA	504	520	3.1%	6.6%
Depreciation and amortization	(249)	(269)	7.8%	12.4%
Operating income (OI)	255	251	(1.6%)	1.0%
CapEx	284	348	22.5%	37.4%
OIBDA-CapEx	220	172	(22.0%)	(32.9%)
(1) See adjustments made to calculate organic variations below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telxius Group, we have made the following adjustments in order to calculate 2020/2019 variations in organic terms:
•Exchange rate effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2019 for both years.
•Reported variation of companies in hyperinflationary countries: the reported variation of companies in countries with hyperinflationary economies (in the case of this segment, Argentina) is excluded.
•Restructuring costs: we have excluded the restructuring costs in 2019 (470 thousand euros).

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The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELXIUS GROUP 2020	% Reported YoY	% Organic YoY	Exchange rate effect	Reported var. in hyperinflationary countries	Restructuring costs
Revenues	(1.9%)	1.0%	(2.9)	(0.1)	—
Other income	(13.3%)	(14.5%)	(2.0)	5.4	—
Supplies	(18.0%)	(16.6%)	(1.2)	(0.2)	—
Personnel expenses	1.3%	5.5%	(3.1)	(0.0)	—
Other expenses	(2.2%)	(0.4%)	(1.6)	(0.2)	—
OIBDA	3.1%	6.6%	(3.7)	0.0	0.1
Depreciation and amortization	7.8%	12.4%	(4.4)	(0.2)	—
Operating income (OI)	(1.6%)	1.0%	(3.1)	0.3	0.2
CapEx	22.5%	37.4%	(15.1)	0.2	—
OIBDA-CapEx	(22.0%)	(32.9%)	11.0	(0.2)	0.2

Results discussion
The results of 2020 were favorably affected by the impact of the acquisition of towers in 2019, in the first quarter of 2020 (Brazil) and in the third quarter of 2020 (Germany), and were adversely impacted by the aforementioned renewal of contracts with relevant carriers in the cable business in the second half of 2020, mainly in Latin America. The year-on-year comparison was also affected by the exceptional sale of capacity recorded in the first half of 2019.
Revenues totaled 826 million euros in 2020 and decreased 1.9% in reported terms impacted by exchange rates (-2.9 p.p.). In organic terms, revenues increased 1.0% y-o-y as a result of the increase in revenues in the Tower business (410 million euros; +21.1%), mainly as a result of the increase in the number of towers, partially offset by the decrease in revenues in the Cable business (411 million euros; -13.6%) due to the decrease in annual fees following the contract renewals referred to above and the exceptional sale of capacity registered in the first half of 2019, which adversely affected the year-on-year comparison.
OIBDA totaled 520 million euros in 2020, growing 3.1% in reported terms (+6.6% in organic terms).
Depreciation and amortization amounted to 269 million euros in 2020, increasing 7.8% year-on-year in reported terms, impacted by the construction and acquisition of towers (mainly in Germany, Brazil and Peru), and offset in part by exchange rates. In organic terms, depreciation and amortization grew 12.4% year-on-year.
Operating income reached 251 million euros in 2020, decreasing 1.6% in reported terms impacted by exchange rates (-3.1 p.p.), partially offset by the reported variation of companies in hyperinflationary countries (+0.3 p.p.). In organic terms, year-on-year variation was +1.0% due to tower business revenues growth and cable business costs control.
CapEx totaled 348 million euros in 2020, increasing by 22.5% in reported terms, despite the impact of exchange rates (-15.1 p.p.). In organic terms, the year-on-year evolution was +37.4% and was mainly related to the acquisition of towers, real estate rights and DAS and the construction of the Pacific cable.

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1.9. Digital inclusion GRI 102-2

KEY POINTS

Our purpose as a company is to ensure connectivity for all and that is why we are working to deploy innovative and more efficient networks.
The World Benchmarking Alliance has acknowledged us as the world’s second largest operator in the digital technology (ICT) sector for our commitment and work towards digital inclusion.

During the COVID-19 crisis, we have focused our efforts on ensuring full, reliable, stable and secure connectivity. In addition, we have been donating equipment and reinforcing educational content and free and open online learning platforms.

Beyond the traditional business models and families of digital services that are enabling us to expand our business and create value, our Purpose: “to make our world more human by connecting people’s lives” has become more relevant than ever this year.
We know that connectivity and digitisation are key factors —now and even more so in the future— in the recovery and reconstruction process that we will have to tackle, and we must ensure that this process is carried out in a sustainable and inclusive way by facilitating access for the majority of the population to technology and the opportunities that the digital world provides.
We believe that the opportunities are enormous and we need to harness all the capabilities that technology offers to improve people’s quality of life and well-being, generate economic development and deliver innovative digital solutions that contribute to achieving the Sustainable Development Goals defined by the United Nations.
The world has changed forever and this pandemic is transforming us into a more digital society. Let us therefore ensure that this change does not deviate towards inequality and instead ensure a just and inclusive digital transition.
1.9.1 Digital inclusion
Digital inclusion, defined as the expansion of global connectivity and the adoption of Internet services, offers significant economic and social benefits to previously unconnected populations.
In this context generated by COVID-19, inequality of opportunities and the deepening of the digital divide are some of the most significant challenges we are facing. The reliance on digital services for the functioning of societies —from commerce to education— has accelerated. It is precisely this situation that has shed light on how unprepared some sectors of society and the economy are for the digital transformation.
During the first waves of the pandemic we focused on securing and guaranteeing connectivity services and increasing our capacity to respond to growing traffic. Since then we have continued to strengthen our commitment to ensuring access to services.
For example, in Spain we were able to cope with an increase in bandwidth demand of almost 40%, mobile data traffic growth of 50% and mobile voice growth of 25% — a situation quite similar to the other countries in which we operate. But we have also strengthened access to our educational content for teachers, parents and students, bringing digital education closer so that no one is left behind.
But this in itself is not enough; we need to continue to work to ensure that all people and organisations have access to technology and can benefit from the opportunities offered by the new digital world.

We promote a more inclusive connectivity in which we bring digitisation to all people and boost the social and economic development of the communities in which we are present
Part of our Purpose is to bring the best connectivity and the latest technology to everyone. We advocate people-centred digitisation and the implementation of a strategy to tackle inequality of opportunity.

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Thanks to this commitment, in 2020 the World Benchmarking Alliance acknowledged us as the number one company in Europe and America, and the number two company worldwide, in the information, communications and technology (ICT) sector as regards our commitment to e-
inclusion. This recognition shows the importance of the work we are doing to create a more inclusive digital society, and the progress we have made in embedding our purpose into every activity and process undertaken by the Company.

In 2020 the World Benchmarking Alliance acknowledged us as the world’s second most influential company in the digital technology (ICT) sector for our ability to lead the way in digital inclusion.

Digital Inclusion Benchmark 2020

TOP
10

World
Benchmarking
Alliance

We believe that technology can offer people a new world of possibilities. Our aim is to promote universal access to the benefits offered by digital services, and so we approach digital inclusion with a cross-cutting vision that is based on the following pillars:

Digital inclusion pillars
Digital skills	Inclusive digital access	Innovation in content and digital services
Addressing existing inequalities by investing in training and education in digital skills as tools for personal development and facilitators of social development, and promoting technology among all groups.

Ensuring that all people have access to our digital services and can use them safely and securely:
1. Promoting the accessibility of our solutions
2. Offering solutions that are affordable for the majority of the population

Driving new and increasingly innovative solutions, services and content that enable us to connect people’s lives.

Deployment of sustainable infrastructure
Strengthening and investing in very high capacity networks while at the same time investing in the deployment of green networks.

1.9.2. Network infrastructure connectivity is the first requirement for entering the digital world
Technological and digital transformation can remove obstacles that currently seem insurmountable. Digital solutions have shown that they can go where the social fault lines are and contribute to positively transforming communities and productive and economic models. The deployment of next generation broadband networks, together with measures to boost digitisation, have a direct impact on the socio-economic development of entire regions and on the lives of many people who gain access to services and opportunities that were previously unavailable to them. We are aware that broadband is a strategic pillar for

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accelerating progress towards the Sustainable Development Goals (SDGs) and is the basis for the development of new digital services to improve education, facilitate access to health and address climate change.
For example, the deployment of fibre optics and the development of digital services in rural areas could increase the average annual income per inhabitant by up to 3.9% and reduce the unemployment rate by approximately 1% through the promotion and creation of service companies (Source: Report on the Impact of Fibre Optic Deployment in Rural Areas - Telefónica 2020).
So, in order to advance this vision, we are developing innovative networks with greater capacity and greater efficiency. The deployment of 4G and 5G broadband mobile networks, together with the marketing of smartphones and growth in the use of mobile data and the deployment of fibre, have made it possible for many people and companies to benefit from the digital society.

WE ARE MOVING FORWARD ON TWO LINES OF ACTION
> A. Connecting the unconnected
We are making a special effort to deploy our networks in disconnected areas because we know that guaranteed access to basic services such as communications is a key pillar for socio-economic development.

Millions of people are in the position where either they still do not have access to the Internet or the connectivity available to them is very limited, and this is especially true in rural or hard-to-reach regions. That is why we launched the Internet for All project in the Latin America region a few years ago. We started with Peru, where we have already connected more than 4,000 communities in remote areas, thereby benefiting more than one million people. In countries such as the United Kingdom, a plan has been announced to expand and share infrastructure with other operators in order to provide mobile broadband service in rural areas.

> B. Improve and adapt old networks to new social demands
We are evolving older communications networks to meet the demands of an increasingly digitised society and economy. The features demanded by new digital services require an extra effort to ensure that all people have infrastructure that can support use of these services and thereby avoid a widening of the digital divide. This gap becomes more significant in rural areas in both developing and developed countries, where inequalities between urban and rural municipalities become larger, generating social impacts such as depopulation.
For this reason, we have sought to upgrade our networks and deploy state-of-the-art technologies that offer ultra-broadband access capabilities such as 4G, 5G or fibre optic networks, not only in urban areas, but also in rural municipalities.
Proof of this aim is the fact that we have achieved 4G coverage of more than 90% of the population in the four main countries in which we operate, as well as the commitment we have made to achieve 100% fibre optic coverage in Spain by 2024. In addition, we managed to bring 5G to 76% of the population in Spain in 2020. Another example is the ongoing effort in Germany to cover all rural areas with high-capacity LTE technology and to try to reach 99% of the population, as well as the effort to boost fibre deployment in rural municipalities in collaboration with other partners.

1.9.3. Inclusive digital access: Ensuring access to and use of digital services
Human-centred digitisation must focus on building confidence in the use of technology and be based on values and the ability to use technology responsibly, so that no one is left behind due to lack of access. Therefore, once the appropriate infrastructure is in place to be able to offer services, there may still be other major barriers that hinder or prevent access to technology for millions of people. These barriers pose new challenges to the organisation and require an additional commitment to addressing them in a cross-cutting and consistent manner.
1.9.3.1. Accessibility: So that all people can make use of digital services
Telefónica is committed to minimising the barriers to making use of digital solutions. Currently, many people with disabilities do not have access to services in the online world, such as e-commerce, financial solutions, health services, entertainment, etc.
For this reason, we are working on several lines that facilitate access to the digital services we offer, such as television, devices, mobile applications and web portals.
Thanks to this work, millions of people can access adapted content on television through the Movistar+ 5S functionality, which has more than 5,000 pieces of content including films and programmes adapted for people with hearing or visual disabilities. We also work with handset manufacturers to promote new capabilities in mobile devices that make

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applications more accessible to all people regardless of their abilities.

Go to the chapter on Clients
1.9.3.2. Ensuring that everyone can have access to basic communication services
The deployment of connectivity always entails a cost that is passed on in the prices of the services offered. Although the take-up costs of fixed broadband, and especially mobile broadband, have fallen significantly over the last decade, we are continuing to work on new business models that will allow us to offer increasingly affordable rates and thereby ensure universal access to communications services.
Pay-as-you-go mobile services, specific broadband packages and service packages for small businesses and entrepreneurs are just some of the key tools we use at Telefónica to facilitate access to telecommunications services for the entire population.
In addition to our efforts to create a simple, accessible and innovative offering, we contribute to the Universal Service Fund in seven countries. This is a public investment fund whose objective is to guarantee services for all users regardless of their geographical location, in compliance with quality standards and at an affordable price. The investments are controlled by the public bodies designated for this purpose in each country.

Universal Service (€ millions)
	2019	2020
Argentina(1)	42	39
Brazil(2)	98	70
Colombia(3)	48	40
Ecuador(4)	4	3
Spain(5)	16	8
Peru	15	13
Venezuela(6)	0.3	1
(1) Argentina: Updated 2018 value. The value reported for 2020 includes only contributions for the period January-November 2020. Annualised information is obtained on 15 February each year.
(2) Brazil: 2019: FUST R$287,293,932.60 (figure in reais) and FUNTTEL R$143,646,960.45. 2020: FUST R$272,159,651.65 and FUNTTEL R$136,079,828.11.
(3) Colombia: Includes payments derived from revenues from the provision of telecommunications services, plus the use of spectrum frequencies. Includes a recurring percentage agreed with the Ministry for Mobile Spectrum Renewal. The 2020 amount is composed of actual values paid from Q1 to Q3, plus an estimate for Q4.
(4) Ecuador: Payments correspond to 1% of FODETEL (payment made quarterly based on the previous quarter's income). Includes payments for SMA, LDI, Carrier Service and VAS. The annual value includes an estimate for Q4 2020, therefore, the final value may be adjusted.
(5) Spain: The figure in the table indicates only the value estimated by the Company for 2020. However, the official reported figure for 2020 is -€836,986. The negative amount is due to regularisations and corrections of overprovisioning made in previous years.
(6) Venezuela: Does not include the payment for Q4 2020.

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1.9.4. Education and training in digital skills
We want to put the great opportunities brought about by the technological revolution at the service of the majority of the population. We are committed to ensuring that schooling does not stand still and advances in all contexts, and we are particularly focused on spreading digital skills so that the transformations that the labour market is undergoing serve the benefit of as many people as possible.
Education therefore becomes a tool within the reach of many and is a key part of bridging the digital divide. Digital education needs to cover all of the stages of learning and be incorporated into day-to-day life because in this new society it is vital that people never stop learning.
As part of our commercial activity, from our Foundation and through the solutions offered by Telefónica Educación Digital, we work to help people gain the necessary knowledge and skills to be able to access the Internet and make use of new services. We offer everything from training in basic digital skills, such as how to use mobile phone applications, to training in new digital technologies and Big Data to improve people’s ability to access the new areas of demand in the labour market.

Digital skills
We want everyone to have technology know-how at their fingertips

Two levels for achieving this:

1º	Basic technology skills	Examples: Making calls, setting up the phone, using messaging applications, etc. Facilitates access to technologies

2º	Digital skills	Examples: Mobile app programming, Big Data, creation of software, use of advanced technical tools. Improves employability
1.9.4.1. Basic technology skills
We work on initiatives, both our own and those conducted in collaboration with third parties, that help people who do not have basic knowledge of new technologies to learn how to use them. Projects such as Digital mobil im Alter (Digital Mobile for Seniors) in Germany and the GURU business programmes offered in several countries serve as contact points for helping our customers by responding to all their doubts, questions and fears about new digital technologies.
1.9.4.2. Training in digital skills
We are committed to adapting people’s training to the changes imposed by the digital revolution, which is why at Fundación Telefónica we develop programmes aimed at improving the employability of groups at risk of exclusion in an increasingly competitive employment scenario that demands new digital skills. Among these initiatives we can highlight the Conecta Empleo and Proyecto 42.
Conecta Empleo, one of the most highly regarded employability programmes, offers free online courses, programmes and digital tools to train for the most in-demand ICT jobs. In addition, the programme has two tools aimed at facilitating users’ decisions. These are the ‘Employment Map’, which helps users choose courses by showing the most in-demand digital jobs, and the virtual career coach, a chatbot based on artificial intelligence and Big Data that advises participants so that they can design their own most suitable professional path. The programme also includes the “Lanzaderas Conecta Empleo” shuttles: Lanzadera Conecta Empleo (LCE), Satélites de Empleo (SE) and Alfabetización Digital (AD). Their aim is to adapt career guidance to the challenges of the digital age and the ever-changing labour market.

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For its part, Proyecto 42 aims to make digital training an attractive and accessible educational option for young people. Based on an innovative methodology with proven effectiveness in other countries, Proyecto 42 offers free and open training. Its educational model is based on peer-to-peer learning, it is participatory, gamified and is developed through the implementation of projects in different branches of programming. Each student sets his or her own pace of learning and the emphasis is on collaborative work in order to teach values such as effort, tolerance of frustration, the ability to improve and teamwork. Proyecto 42 is currently active in the city of Madrid and in Urduliz, Vizcaya, and will soon open its doors in Malaga and Alicante.
More information on e-skills education and its impact can be found in the Chapter on Contribution to Communities.

Go to the chapter on Contribution to communities: Impacts & SDGs

1.9.5. Innovative digital content and services
The last (but far from the least important) barrier to ensuring that everyone can reap the benefits of the digital revolution is the ability to deliver solutions, services and content that add value to people’s daily lives.
The development of these types of solutions and content also allows us to respond to social challenges related, for example, to health, education, rural economic development and security, among other issues.
In this regard, we offer new ranges of services, of which we can highlight, among others:
•Services that facilitate access to loans and insurance through mobile financial products (Movistar Money).
•Services that bring health closer and offer direct contact with health professionals through products such as Movistar Salud.
•Smart Agro solutions that inform farmers about factors such as soil moisture and soil water consumption, allowing them to optimise irrigation and thus improve crop yields. These also include a solution designed to drive a more sustainable model of agriculture capable of coping with the challenges of climate change and the growing demand for food by facilitating crop management and efficiency for farmers, while at the same time increasing their digital skills through the use of innovative digital solutions.
•Data solutions for solving social or environmental problems (Big Data for Social Good) with applications for monitoring infectious diseases or analysing air quality in large urban environments
•Content accessibility services such as Movistar +5S, which allows people with any visual or hearing impairment to enjoy television services.
•Eco Smart services to aid more sustainable development in the management of energy, waste, reduction of emissions, etc.

Go to the chapter on Responsibility with the environment

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1.10. Innovation

KEY POINTS

Innovation has been part of Telefónica's DNA since its origins. We focus 80% of our work on identifying future opportunities for our strategic business and 20% on finding new spaces in which to reinvent ourselves through disruption.

We have developed projects based on Big Data, IoT and AI to help monitor COVID-19 outbreaks, study the spread of the virus, analyse mobility patterns and perform temperature detection. In addition, they have enabled us to improve our networks and telephone support during peak traffic.

Despite the pandemic, at Open Innovation we have completed our strategy by launching Wayra Builder, Wayra X and Tech Ventures and have continued to invest in startups: : 42 new investment this year.
Innovation has been part of Telefónica’s DNA since the very beginning. We consider that being able to anticipate the future, understand the Company’s needs and work to continue to be pioneers in the digital world are key. To achieve this, we leverage both in-house innovation and external innovation developed by third parties we invest in and with whom we work closely.
In our innovation areas, most of our work focuses on identifying future opportunities for our business, adapting to a changing technological environment and seeking new spaces in which to develop our activity and offer new products and services, either through our own solutions
(Core Innovation) or through agreements with third parties (Open Innovation).
This enables us to ensure our ability to anticipate the specific needs of our clients and the new demands of society in general.
We also promote the development of sustainable solutions whose objective is not only to obtain economic benefits, but also to generate a positive impact on the social and economic development of the regions in which we operate and protect our natural environment.

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1.10.1 Core Innovation
Our goal is to identify the next big area of opportunity on a global scale and then make it real. We want to be always offering our customers better solutions while exploring new technologies, projects and businesses that provide us with the ability to reinvent ourselves in the medium and long term.
A significant part of these innovation activities are carried out by research and development teams from the Core Innovation area. This area’s mission is to improve our competitiveness by analysing Telefónica’s own assets, platforms and services, such as connectivity, data and entertainment platforms.
Work is also being carried out on the development of new products and on experimental and applied research projects. It is precisely in carrying out these functions that this unit collaborates with other public and private organisations and national and international universities, with the aim of promoting new technologies.
The working model of the Core Innovation units is based on the use of Lean Startup methodology. This methodology has been adapted for use by large companies in a model known as Lean Elephant, and makes it possible to speed up the innovation and design process, making it more efficient and maintaining a clear customer focus throughout.
The process is divided into four phases that run up until the commercial launch. In each phase, various milestones must be reached in order to determine whether the project should continue or be discarded.

We divide our processes into 4 phases
to ensure the deployment of future businesses with a greater likelihood of success.

Phase 1 IDEATION	Phase 2 PROTOTYPE

Phase 3 BETA	Phase 4 PRODUCT

Another of the main pillars of in-house innovation is the creation of a culture of intra-entrepreneurship and innovation. For this purpose, the global “IN_Prendedores” programme provides funds and resources to the best ideas and projects presented by employees in response to different challenges that regularly affect issues considered strategic for the Company.

Key innovation indicators
	2018	2019	2020
Investment in R&D and innovation (million euros)	6,114	5,602	4,626
Investment in R&D and innovation / revenue (%)	12.6%	11.6%	10.7%
Investment in R&D (million euros)	947	866	959
Investment in R&D / revenue (%)	1.9%	1.8%	2.2%
Annual increase/decrease in investment in R&D (%)	9.9%	(8.6%)	10.7%
Industrial property rights portfolio	601	477	440
New patents registered	22	27	14

*These figures have been calculated using the OECD guidelines.

Investment in R&D by region

12%
27%
33%
17%
11%
Germany
Spain
Brazil
United Kingdom
Hispam

New assets generated in 2020
Assets	Scope
14 patents	10 European patents 4 international PCT patents
1 industrial design	EUIPO European Union Intellectual Property Office

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1.10.1.1. Innovation in connectivity
Connectivity is one of the main pillars of our business. The aim of this innovation unit is to bring Telefónica's networks closer to the end user, making them more accessible, open and programmable while discovering new ways to equip the networks with cutting-edge technology so as to make them smarter and more efficient.
This line of activity includes four main areas of work:
Cloud networking
New communication needs demand adaptive network structures that can simplify the highly complex tasks associated with traditional networks and allow operators and organisations to deploy localisations in minutes and operate distributed networks that offer unprecedented levels of network control.
We are working on implementing cloud networking infrastructures to facilitate the rapid, versatile creation of new services. One of the first examples of this is the creation of an extended local area service that will simplify a company's management of the connectivity between local area networks on different sites.
Services over 5G networks
The advent of 5G technology introduces a paradigm shift in network deployment models for telecom operators and enterprises. The new capabilities of this technology will enable the development of new services that leverage the high performance of the new networks. In practical terms, this means that the networks can be adapted to the requirements of the services.
We are working on creating vertical applications on different deployment models and architectures through the creation of 5G private networks. Our approach to this type of innovation is to collaborate with companies to develop real cases that are enabled only by the use of these technologies. Such actions include the launch of several pilots funded by the Spanish government under the call for 5G pilots.
Edge computing services
A pioneering service is being developed to replace mobile realisation and production units with a simple connection to Telefónica's edge. The starting point is a collaboration with RTVE and the Polytechnic University of Madrid as part of a pilot project funded by the European Commission called 5G Media, in which all three parties are involved.
The service improves current TV production processes, making them simpler and speeding up response times for event coverage. This is achieved by replacing the usual technical and human deployment involved in TV production that takes place via mobile units with a simple connection of cameras and sound equipment directly into Telefónica's edge.
Videogames
The constant development of the video game sector combined with the influence of gamers has revolutionised the online entertainment market and Telefónica seeks to be part of this revolution. We are innovating to improve the gaming experience on our networks. This would include improving the way games run over our networks and developing video game streaming services based on edge computing technologies.
1.10.1.2. Innovation in Cognitive Marketing GRI 103
This area studies new ways to harness cognitive digital marketing opportunities by applying artificial intelligence algorithms to Telefónica's data. The aim is to achieve better marketing results by striking a balance between consumer privacy and the need for businesses to understand their customers.
As a result of this activity, we are already commercialising the first versions of products that design programmatic advertising campaigns. First off, we have created solutions for online advertising and outdoor advertising media.
1.10.1.3. Entertainment
The evolution of the video industry, which is constantly generating new business opportunities, has made it necessary to develop new solutions to satisfy people's video demands. This area explores new horizons and possibilities for video experiences and the resulting businesses.
During the year, we completed development on a solution for producing television content from remote locations, something that was key to keeping up the pace of content production during the periods of home lockdown brought about by the coronavirus pandemic.
We also developed and launched two services to complement Telefónica's video platforms. On the one hand, we created an education/entertainment service based on the Movistar+ television platform in Spain. On the other, we developed a content discovery service on the VivoPlay service in Brazil.
1.10.1.4. Research: Disruptive, applied and experimental innovation
To be at the cutting edge of business and technology, we need to be constantly looking beyond our boundaries to stay abreast of the latest discoveries. We must keep on top of what is happening in the worldwide scientific community and be able to move forward with cutting-edge technology if we are to position ourselves as pioneers in the world of technology.
It is important to highlight the work carried out in the area of artificial intelligence, which enabled us to: improve the operation of our networks; enhance the ability of the voice recognition technology used by Aura, our customer service module, to identify mood; and facilitate the study of COVID-19 propagation through analysis of mobile phone call patterns.

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1.10.2. Open Innovation
Telefónica's Open Innovation area is structured into three units: Telefónica Open Future, Wayra and Telefónica Ventures. These are global and open programmes designed to connect entrepreneurs, startups, investors and public and private organisations around the world. More than 140 public and private partners have signed up to our initiatives via agreements that seek to strengthen our strategic priorities and reinforce the business fabric and socio-economic development of the main regions in which we are present through entrepreneurship.

Our Open Innovation in the world

The main objective is to develop and promote talent and technological and digital entrepreneurship in local ecosystems and incorporate the innovation of the startups we support. This is done by supporting the growth of ideas, projects and companies while at the same time detecting talent at any stage of maturity.
Our hubs provide startups with unique access to large corporate partners, investors, governments, public institutions and relevant entrepreneurs. In addition, having public and private partners means we can strengthen the global entrepreneurship ecosystem by expanding our range of services and offering entrepreneurs in our ecosystem access to events, competitions and financing rounds.

During the challenging year that was 2020, we completed Telefónica's Open Innovation strategy through the launch of three new vehicles: Wayra Builder, to leverage Telefónica's internal talent and technology; Wayra X, to invest globally in 100% digital startups; and Tech Ventures, to invest in cybersecurity.
In 2020 we maintained our investment activity by investing €11.4M in 42 companies through Wayra and Telefónica Ventures, and continued to rotate our portfolio, generating €3.4m through the sale of 18 startups. We have also continued to generate business between Telefónica and startups. Telefónica works with > 130 of its investee startups to either complement our commercial offering or improve our processes.

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Key Open Innovation indicators
2020
Startups in portfolio/active in Open Innovation	> 500
Startups working with Telefónica	> 130
Countries in which Open Innovation is present	12
Wayra Hubs	7
Open Future spaces	35
Telefónica Ventures (centres)	8
Startups invested in by Wayra	> 770
Startups invested in directly by Telefónica Ventures	>25
Direct investment in startups in 2020 (million euros)	11.4
Startups invested in through other funds by Telefónica Ventures	> 120
Third-party investment in startups (million euros)	1,900

In short, the Open Innovation programmes are a unique and comprehensive interface between entrepreneurs and our network of partners: large companies, governments and other major players. They also collaborate with startups in our ecosystem to increase the Group's efficiency or offer new solutions to our customers.
1.10.2.1. Open Future
This is a strategic regional programme developed in alliance with public and private partners to support local early-stage startups.
In particular, we have worked with our partners to create Open Future hubs, which offer a workspace, a mentoring service and access to exclusive offers from commercial partners, etc. Any company that does not yet have a minimum viable product or generate business is a potential candidate for this programme.
At present, we have 35 hubs in 4 countries across Europe and Latin America; in 2020 we collaborated with local governments to open 2 new hubs in Ceuta and Melilla. In 2020 we also accelerated more than 200 companies, helping to generate more than 700 jobs.
1.10.2.2. Wayra
Wayra is the main programme that connects Telefónica with the entrepreneurial ecosystem around the world. Wayra provides a unique, seamless interface between entrepreneurs and our network of companies, governments and other partners, adding value to the ecosystems in which we are present and investing in startups.
Wayra's programme currently has various lines of work comprising the following:
•Wayra Hubs: There are 7 hubs in Europe and Latin America, serving 9 countries. The aim is to invest, accompany and support entrepreneurs as they grow to a global scale, as well as to connect innovators with Telefónica's business units to generate joint opportunities.
Wayra invests in startups that have the capacity to generate business with the Group (FIT) and where working with them could have a significant impact for our clients or the Company's results. We invest in startups that are ready for scaling, with a preference for the following sectors: entertainment (gaming and video), IoT and Big Data, Artificial Intelligence, eHealth, Edtech and Fintech.
This year Wayra has managed to continue growing as a leader in the entrepreneurial ecosystems in which it operates thanks to agreements with significant local partners such as Renfe in Spain, Novartis in the UK, El Cubo/Itaú in Brazil and the IDB in HispAm, all of which provide us with a quality deal flow. We have also signed an agreement with Telefónica HispAm to continue operating in the region.
•Wayra X: Wayra X was launched in November 2020 as a hub for investing in startups with mass-market digital products. It is the Company's first 100% digital hub designed to invest globally in full-remote startups that will develop mass-market digital products able to reach millions of users anywhere in the world. Wayra X focuses on projects related to 5G, e-health, e-learning, digital home, entertainment, mobility and the future of work, among others, with a prototype or product on the market. In just two months we closed the first three investments in startups and tested their services for pre-installation on O2 and Movistar handsets in Spain.
•Wayra Builder: At Wayra Builder we capitalise on the efforts of our technological talent, the patents developed internally and other Telefónica assets to create innovative startups that respond to market needs which aren’t yet fully catered for. The result is purely digital startups with a global focus which, despite having emerged within Telefónica, operate independently so they can develop more quickly.
At Wayra Builder we started the year by setting up the Deeder team, our first startup. It is a platform for companies to interact with their customers on WhatsApp, enabling contracts to be signed and products and services to be paid for without leaving the channel. Halfway through the year, with the first MVP ready, we conducted the first concept tests with real customers. Today we are at an advanced stage in discussions with major clients in the consumer credit sector. We ended the year by signing two new startups: the first, Tech4Safe (T4S), is a tool for monitoring worker movements in a factory, registering contacts, generating heat maps and proposing an action plan in case of a positive COVID-19 test result; the second startup, Shadow, is a platform for companies to generate invisible watermarks on PDF documents to prevent information leaks that are so damaging to a company's economy and reputation.

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•Wayra Next Trend: This is a window for connecting with the consumer market, where startups can gain visibility, validate their proposals and grow. For consumers it is a window to innovation, to discovering the best new digital services and trends early and effortlessly, and to sharing opinions with other consumers and entrepreneurs in order to improve the proposals.
•Wayra Activation Programme: This initiative offers free and exclusive access to new technologies in the quickest and simplest way. Thanks to our APIs and personalised support from our experts, we can help promote projects via the different technological platforms at Telefónica at no additional cost to programme participants. The ultimate goal is to accompany them as their company grows and attract them as customers for the Group. The following programmes are currently available: IoT, Blockchain, AI, Carrier Billing and Living Apps. A new 5G vertical is to be launched in early 2021.
1.10.2.3. Wayra Perks
This is a platform through which we complement our value offering to the entrepreneurs and startups in our different entrepreneurship initiatives, helping them to grow, relying on our partners and Telefónica and offering benefits and credits that make for huge savings for the startup.
1.10.2.4. Telefónica Ventures
Telefónica Ventures is Telefónica's corporate venture capital vehicle for making strategic investments to address the major challenges facing the Telco industry and to create new businesses aligned with Telefónica's core strategy through the use of cutting-edge technology.
Telefónica Ventures invests directly in product-market fit and growth-stage startups, and indirectly —through a network of leading venture capital (VC) funds— in key markets for Telefónica, where Telefónica Ventures is a Limited Partner.

•Direct investments with a global impact across Telefónica's value chain. These always have the support of technical or business areas and a work plan to develop the startup in Telefónica's footprint.
•Investments through a network of VC funds. These VC funds operate in Telefónica's main ecosystems and allow us to put partners in contact with startups, market insights and deal flow opportunities to multiply the reach of our scouting processes.
Telefónica Ventures currently has a portfolio of >25 direct-investment startups and > 120 indirect-investment startups through our network of 11 venture capital funds. At present, Telefónica Ventures has two investment vehicles:
•Innovation Ventures, whose focus is on Telefónica's strategic areas: mainly telecommunications networks, and technology VC funds. This vehicle's current portfolio consists of 7 startups and 11 VC funds in Telefónica's main markets, giving us access to more than 120 startups. This network of 11 VC funds has recently been increased by the addition of 2 VC funds with a focus on the main global technology markets (US and Israel).
•Tech Ventures was launched in October 2020 to invest in the best cybersecurity startups with plans to expand into Cloud and IoT&Data. This vehicle’s portfolio currently consists of 14 startups selected from the previous portfolio held by Telefónica Ventures and Wayra.
1.10.3. Sustainable innovation
At Telefónica, we approach sustainability as a cross-cutting process throughout the organisation. We particularly focus on solutions that contribute to social and environmental transformation, taking into account the major global challenges we are facing today. In addition, our commitment to the 2030 Agenda and the Sustainable Development Goals provides us with a particular framework in which technology and digitisation can add value.
From this perspective, the main issues are associated with:
•Inclusive connectivity: Ensuring that we bring connectivity and new digital services to everyone without leaving anyone behind.
•Developing more sustainable societies: Implementing solutions that improve the quality of life of individuals and communities.
•The development of new products that contribute to protecting the planet: Implementing solutions that reduce emissions and waste and improve energy efficiency at the Company and for our customers.
In this regard, in recent years we have sponsored the development of new lines of activity, such as new IoT solutions aimed at protecting natural ecosystems, solutions that make technology more accessible to people with disabilities and Big Data for Social Good initiatives that include research and studies on Smart Agro, the evaluation of pandemics and environmental pollution.
In 2020 took place the 5th edition of the Sustainable Innovation Initiative. During that event, 262 projects were presented from 10 countries. Employees, startups from the Open Innovation ecosystem, universities and Telefónica Group suppliers presented ideas that addressed some of the lines of activity related to bringing connectivity to everyone, protecting the planet and developing more sustainable societies, while at the same time presenting a profitable business model for the Company. The top three best projects have been financed and helped along internally, and are either currently in pilot testing phase or have been launched commercially.

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Areas of action for sustainable innovation

Connecting everyone	Protecting the planet	Sustainable societies
Innovative projects to improve connectivity in rural or isolated areas, provide solutions for emergency responses or develop accessible services for groups with disabilities.	New renewable energy and circular economy solutions for application within the Company and for commercialisation (Eco Smart solutions).	Solutions for developing sustainable transport, generating smart cities and increasing the digitisation of the rural environment, such as Smart Agro.

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Chapter 2 NON-FINANCIAL INFORMATION STATEMENT _

Leading by example
2.1. Sustainability governance and culture
2.2. Ethics and compliance
2.3. Clients
2.4. Digital trust
2.5. Human Capital
2.6. Suppliers
2.7. Human Rights
2.8. Our contribution to communities: impacts and SDGs

Building a greener future
2.9. Responsibility with the environment
2.10. Energy and climate change
2.11. Circular economy
2.12. Digitalisation and Eco Smart Services

Appendix
2.13. Appendix
2.14. Reasonable assurance

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LEADING BY EXAMPLE _

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2.1. Governance and culture of sustainability
GRI 102-29, 102-30, 102-31, 102-32, 102-33

KEY POINTS

Our code of ethics, called the Business Principles, governs everything we do and say. It acts as a pointer for us to behave and make decisions based on integrity, transparency and commitment.

Our Responsible Business Plan is approved and overseen at the highest level. This Plan translates our code of ethics into concrete objectives and KPIs, which are then incorporated into the Company's Strategic Plan.

We have made sustainability an unwavering part of our organisational culture through several lines of action: variable remuneration based on ESG factors, training and awareness-raising.
2.1.1 Sustainability governance
GRI 103, 102-16, 102-20, 102-26, 102-30, 102-31, 102-32, 102-33
The Telefónica Group’s code of ethics are our Business Principles, which establish the three basic pillars of the Company's management: integrity, commitment and transparency. It is structured around ten topics:
1.Ethical and responsible management
2.Our commitment to customers
3.Our commitment to employees
4.Corporate governance and internal control
5.Respect for privacy rights and freedom of expression
6.Our commitment to information security
7.Responsible communication
8.Responsible management of our supply chain
9.Our commitment to the environment
10.Our commitment to the societies in which we operate

To guarantee that our Business Principles are the common thread running through everything we do, we have a Responsible Business Plan in place that includes objectives and projects concerning the ethical and responsible management of the Company, respect for human rights, customer responsibility, our commitments to privacy, freedom of expression and information, security, the ethical use of artificial intelligence and the responsible management of technology, sustainable supply chain management, our climate change and environmental strategy, the promotion of diversity, the safety and well-being of our employees and a business strategy focused on developing products and services that contribute to addressing society's major social and environmental challenges (sustainable innovation).
We incorporate the objectives of the Responsible Business Plan into the Company's Strategic Plan, in which non-financial indicators reported on in this report are reflected. Some of the major objectives of the Responsible Business Plan are also incorporated into the variable remuneration of all employees, including members of the Executive Committee.

The following are the main governing bodies overseeing sustainability:
Approval	Board of Directors
Supervision	Sustainability & Quality Committee Audit & Control Committee
Follow-Up	Responsible Business Office
Implementation	Corporate Business and Support Areas Country Operators

The Board of Directors approves the Business Principles and the Responsible Business Plan; it also approves the most relevant policies associated with the latter, such as the Anti-Corruption, Environmental Management, Privacy and Sustainable Supply Chain Management Policies. Together, these form our ethical and responsible business framework and the roadmap for all employees.
The Board's Sustainability and Quality Committee oversees the implementation of the Responsible Business Plan at its monthly meetings. The Audit and Control Committee also plays an important oversight role in ethics and sustainability as it supervises the compliance function, the risk analysis and management process and the Company's reporting processes.

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The Responsible Business Office holds four meetings a year with the heads of Compliance and DPO, Audit, the General Secretariat, Human Resources, Corporate Ethics and Sustainability, Communication, Security, Procurement, Technology and Operations, Global Digital Consumption, Telefónica Tech and Telefónica Infra, and monitors the Responsible Business Plan. This Office reports to the Sustainability and Quality Committee through the Corporate Ethics and Sustainability Officer.

Corporate Business and Support Areas, on the one hand, and the Country Operators' executive committees, on the other, are responsible for implementing the objectives of the Responsible Business Plan.
In order to put the Business Principles and Plan into practice, we have global policies and regulations that have been approved at the highest level and are compulsory for all companies/employees within the Group. Our most significant policies are the following:

Main Telefónica Group Sustainability Policies and Regulations
Ethics	Supply Chain
• Compliance Function Policy (updated 2020)
• Crime Prevention Policy (updated 2020)
• Internal Rules of Conduct (updated 2020)
• Compliance Function Policy (updated 2020)
• Telecommunications Fraud Prevention and Management Regulation (adopted in 2020)

• Supply Chain Sustainability Policy (updated 2020)
• Supply Chain Sustainability Standard (updated 2020)
• Low Carbon Procurement Instruction (updated 2020)
• Procurement of Goods and Services Standard (updated 2020)
• Supply Chain Security Regulations (updated 2020)

Privacy & Freedom of Expression
• Global Privacy Policy • Personal Data Protection Governance Model Regulation • Rule on Requests from Competent Authorities
Human Resources
• Protocol for Action in Situations of Workplace or Moral Harassment, Sexual Harassment and Discrimination • Occupational Health, Safety and Well-Being Regulations • Diversity and Inclusion Policy
Security	Responsible Communication
•Global Security Policy
•Global Security Standard (updated 2020)
•Business Continuity Regulations
•Incident and Emergency Management Regulations
•Physical Security Regulations (updated 2020)
•Security of Persons Regulations
•Network and Communications Security Regulations
•Change Management Regulations (updated 2020)
•Classification and Processing of Information Regulations

• Communication of Information to Markets Standard (approved 2020)
• Shareholder Communication Policy (updated 2020)
• Responsible Communication Policy (updated 2020)
• Social Media Regulations (updated 2020)

Environmental Management and Climate Change
• Global Environmental Policy • Energy Management Policy

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2.1.2. Culture aligned with Ethical and Sustainable Management GRI 102-27
Besides ensuring ethical behaviour and the responsible management of our business, our ultimate goal is to incorporate corporate sustainability activities and strategies as a key part of our organisational culture, bringing internal behaviours, processes and objectives in line with the Company's purpose and values.
Our basic maxim is to ensure consistency between what we say and what we do, so that this shared vision is transferred from our employees to our customers and from our customers to society in general. Culture is strengthened when we bring who we are on the inside into line with how we present ourselves on the outside.
To further align internal culture with ESG factors, we systematically connect all aspects of sustainability to long-term business value and ensure that every internal process or activity is consistent with this vision. Moving the organisational culture forward and including commitment to sustainability is a long-term task that requires a shared vision and commitment at every level of the organisation.
We highlight several work streams that offer a practical view of what we are doing to help the organisation progress towards sustainability:
•Training and awareness-raising: Firstly, building an organisational culture of sustainability requires guaranteed training for all our employees. Therefore, we are continuously training our entire workforce on our Business Principles and human rights (see Chapter 2.2 Ethics and Compliance for more information). In addition, specific strategic training is given annually on key issues such as privacy, digital security, ethics and artificial intelligence, accessibility and diversity. Training is accompanied by intensive internal communication campaigns and awareness-raising events.
•Internal processes and activities: Our aim is for every employee to understand that sustainability is part of our daily activity. Sustainability is a concept that brings value and differentiation to the various areas of the business. For example, in 2020 we systematically incorporated ethical and sustainability factors into product and service development processes. In that context, we provided employee training on specific ethical and sustainability issues related to the design of our products and services, such as the impact on human rights, eco-design, accessible products and services, the social impact and data ethics (for more information, see the Chapter on Customers).
•Alignment with business priorities: Furthermore, to ensure internal alignment with ESG factors, the business case must be shown. This means systematically linking all aspects of sustainability to business value. Sustainable businesses must be measurable.
•Control processes and indicators: It is essential for us to be on the front foot and ensure the robustness of non-financial indicator control processes in order to foster organisational alignment.
•Remuneration scheme: Employee performance appraisals must include sustainability. Therefore, as mentioned above, we have incorporated sustainability objectives into the variable remuneration scheme offered to our employees.
•Alignment between brand and culture: Brand and culture alignment is key. Our aim is to align Telefónica's behaviour, processes and objectives with the Company's purpose and values (see the Chapter on Mission, Purpose, Values).

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2.2. Ethics and compliance GRI 102-16

KEY POINTS

We promote a culture of ethics and compliance, driven and directed from the highest levels of the Company.
We have a mandatory course on our Business Principles for all Telefónica employees.
We develop several lines of action in key areas (e.g. anti-corruption, fair competition, political neutrality, etc.) to deliver on our firm commitment to best business and ethical practices.
2.2.1. Introduction
Ethical and responsible behaviour is key to gaining the trust of our stakeholders, thereby ensuring the sustainability of our business. For this reason, the Business Principles, our code of ethics, are a basic pillar of Telefónica's strategy and culture that must be complied with by all employees, including, in particular, senior management. Failure to comply will result in disciplinary action.

Main ethical issues regarding our stakeholders
Customers	Simplicity, transparency and integrity in our products and services. Responsible communication. Data transparency.
Employees	Training on our Business Principles and human rights. Clear guidelines for ethical and non-discriminatory behaviour. Promotion of diversity and talent management. Confidential and anonymous reporting channel.
Suppliers	Requirements for our suppliers to comply with ethical standards and respect human rights in our supply chain. Identification and prevention of conflicts of interest.
Investors	Transparency, integrity and materiality with regard to reports and information. Proactive commitment to ethical issues.
Society	Protection and promotion of human rights. Zero tolerance of corruption and anti-competitive practices. Political neutrality. Responsible fiscal behaviour and fiscal transparency. Ethical commitment through the Responsible Business Channel.

2.2.2. Ethics & compliance strategy and governance
Our strategy to meet the expectations of our stakeholders (see table above) is based on a culture of ethics and compliance, driven and directed from the highest levels of the Company, with clear lines of responsibility and a firm commitment to best business and ethical practices. The Board of Directors therefore approves the Business Principles, the Responsible Business Plan and associated policies. The Board also has several Committees, which specifically monitor issues related to ethics and compliance, through the heads of the Corporate Ethics and Sustainability, and Compliance and Internal Audit areas.

Ethics governance and compliance
Board of Directors

Audit & Control Committee		Sustainability & Quality Committee

Chief Compliance Officer	Chief Audit & Control Officer	Chief Ethics & Sustainability Officer

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2.2.3. Lines of action GRI 103, 102-16
In ethics and compliance management, we follow several lines of action to ensure ethical behaviour throughout our Company, based on zero tolerance of corruption and bribery. The system is based on legal compliance, employee training, and the establishment of internal mechanisms for reporting potential non-compliance. It is accompanied by principles of fair competition, political neutrality, fiscal transparency and responsible communication, and is monitored by the Company's internal control processes.
2.2.3.1. Compliance GRI 205-2
The Global Compliance area, more specifically, the Chief Compliance Officer of the Telefónica Group, reports directly to the Board of Directors through the Audit and Control Committee. The starting point for compliance management is risk assessment and the protection of integrity. In this regard, it should be noted that the Compliance Function Charter was updated in 2020. Accordingly, although its basic principles have been maintained, some major aspects were reviewed in order to adapt them to the evolution of the Telefónica Group's Compliance Programme.

One of the aspects reviewed involved the matters identified as particularly relevant from the point of view of compliance, which, following this review, are as follows:

Subjects of the Compliance Programme*
Integrity and sanctions	Privacy and personal data protection	Relations with competitors	Safety
	Labour	Sustainability, supply chain and human rights	Compliance with sector-specific regulations and our Customer Promise
	Tax	Compliance with specific financial regulations: Money laundering and FT	Regulated areas**

*This Chapter addresses the following topics: (a) anti-corruption (integrity); (b) competition (relations with competitors); and (c) money laundering.
**Regulated areas: This refers to compliance with the legislation applicable to insurance and reinsurance companies, and pension fund and investment fund management companies.

The Compliance function, according to the current Compliance Function Charter, is deployed on two levels:

•Preventive control: This activity is aimed at generating a culture of compliance, and involves carrying out training and awareness-raising actions on matters such as anti-corruption, criminal prevention and sanctions, as well as supporting other training that may be developed on the other matters described in coordination with the internal areas responsible for them. Another of the basic elements on which preventive control is based is the continuous assessment of compliance risk.

Likewise, within this preventive function of the Telefónica Group's Compliance Programme, it is worth highlighting the consultancy activity conducted through channels that allow employees to make queries related to compliance issues (mainly queries related to the application of the Anti-Corruption Policy and other implementing internal regulations). Special mention must also be made of the protocols for assessing suppliers and business partners from the point of view of compliance, the implementation of which is carried out in an environment of continuous and gradual improvement of our Compliance Programme. In this respect, the valuation protocols performed in the context of corporate transactions (mergers and acquisitions) are particularly noteworthy, especially from an anti-corruption risk point of view.
Finally, it is worth mentioning other activities within this preventive control function, such as internal regulatory monitoring, the preventive control model, management of conflicts of interest and criminal prevention.
•Reaction and response: The reaction function refers to the action protocols to be followed in situations in which there are sufficiently relevant indications of non-compliance. The response function refers to the correction of the consequences of possible non-compliance by acting on two fronts: (i) mitigating all the consequences associated with a possible breach or a breach already evidenced and (ii) ensuring the consistent application of consequences for said breaches, as well as promoting the recognition of employees with outstanding behaviour in terms of their commitment to compliance.

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Anti-corruption compliance
The main area overseen by the Compliance function, and on which a large part of its policies, procedures and controls are focused, is integrity, a concept that specifically captures, among other initiatives, those that implement our fight against corruption and bribery.
With regard to the policies and procedures implemented by the Telefónica Group to combat corruption and bribery, it is worth highlighting, as a basis for the activities described above, the specific internal regulations in this area, the most relevant being the Anti-Corruption Policy, duly complemented by the Regulations on Relations with Public Entities and the Regulations on Conflicts of Interest, among others.
Corruption risk analysis is another focus of Telefónica's Compliance Programme in this area.
As those responsible for establishing adequate controls and procedures to ensure compliance with the Anti-Corruption Policy, the Directors and Executives of the Company certify, on an annual basis, their knowledge of and commitment to compliance with said Policy and, in general, with the Business Principles and the policies, practices and rules deriving therefrom.
Competition compliance
Fair competition is one of our Business Principles (approved by the Board of Directors), and is integrated transversally in several policies and processes within the Company.
In 2020, the online training course launched in 2019 on competition law, which consists of the prevention of anti-competitive practices, was continued. This course, aimed at all areas of the Company, is delivered in the main countries in which we are present, except in Germany and the United Kingdom, where we have specific or related training courses.
In addition, the Group has certain guidelines for participation in industry organisations and meetings with competitors, in which clear rules are laid down to ensure compliance with competition law regarding the exchange and assurance of confidentiality of information. In some countries, this is complemented by specific competition compliance programmes in accordance with local legislation (e.g. Chile).
In 2020, 1 material ongoing court proceeding was identified for infringement of competition law and no fines were paid (0) for anti-competitive practices.

Go to the Chapter on Annual Report on Annual Accounts

Money laundering compliance
With regard to money laundering, the Company has payment controls in place: for example, due diligence procedures on suppliers and business partners defined from a compliance standpoint, or controls on payments to certain countries classified as high risk. This in turn is complemented by activities specifically aimed at compliance, with the requirements given, where applicable, in the legislation of each country, and/or, where applicable, by certain regulations in this area applicable to the type of company or entity in question (in those cases in which the same is considered by said local legislation to be a regulated entity in this area). In particular, in 2020, as part of its continuous improvement strategy, Telefónica analysed the need to reinforce the corresponding controls.
2.2.3.2. Training GRI 205-2, 412-2
A key element in promoting a culture of ethics within the Company and ensuring compliance with our Business Principles is training.
Training in the Business Principles and human rights is aimed at all Telefónica Group employees and is mandatory. It is specifically monitored by the Responsible Business Office. This course had reached 103,934 employees, which represents 93% of the workforce, by 31 December 2020. During the reporting period, 10,770 employees were trained, i.e. 10% of the total number of employees at the end of the year. A total of 207,868 hours of this course have been taught since its launch, of which 17,010 hours correspond to the year 2020.
We have trained 93% of staff in anti-corruption. Anti-corruption training includes the following courses:
•The course on the Business Principles (mentioned above), which includes anti-corruption aspects in the specific section of the course called “Ethical and responsible management”.
•A global course on the Foreign Corrupt Practices Act (FCPA), in online and in-person format. This course is aimed at certain areas of the Company that present a higher potential risk due to their greater exposure to officials and authorities. Since 2017 (the year it was launched), it has been implemented progressively at a global level in the Telefónica Group. So far, in addition to Telefónica S.A. and the other global units, it has been given in the operations and businesses of Spain, Brazil, Mexico and Telxius (2017); Uruguay, Argentina, Nicaragua, Panama, Costa Rica, El Salvador, Guatemala, Colombia, Peru, Chile and Ecuador (2018); Venezuela and the United Kingdom (2019). In 2020, online training in this area continued.
•

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•Other local courses on anti-corruption and crime prevention. In addition to the global anti-corruption training mentioned above, in most of the countries in which the Telefónica Group is present, there is other specific training (including aspects relating to criminal prevention): in some cases, this training is in-person and/or is aimed at certain groups of employees whose activity may present a greater potential risk. In this regard, it is worth mentioning the training in criminal liability that exists in Spain and Peru, launched in Argentina, Chile and Ecuador in 2020.
Finally, as regards anti-corruption training, we regularly train all members of our Board of Directors in anti-corruption. In 2019 we trained 100% of the members of the Board of Directors in person. In 2020, an online training was developed so that the two new members of the Board of Directors who joined during the year could complete it by the beginning of the 2021 financial year.
Specific training has also been given in subjects other than integrity, but which, for the purposes of the Telefónica Group's Compliance Programme, are relevant from the compliance point of view; some examples would be training in digital security, competition law and privacy. In addition, awareness-raising activities have been initiated in certain areas of the Company on international sanctions programmes.
Training is also reinforced by intensive internal communication, awareness and sensitisation campaigns, which address different issues such as conflicts of interest, gifts and invitations, responsible purchasing, environment, privacy, our Customer Promise, etc.

Employees trained in the course on our Business Principles and Human Rights*
Number of employees trained in the course on Business Principles and human rights	103,934
Percentage of employees trained in the course on Business Principles and human rights	93%
Hours of training in the course on Business Principles and human rights	207,868
*Since its launchment in 2018
Employees trained in anti-corruption
Number of employees trained in anti-corruption*	104,522
Number of employees trained in anti-corruption*	93%
*Includes the courses on Business Principles (since 2018), the Foreign Corrupt Practices Act (since 2017) and local anti-corruption courses (since 2019). In 2020, 31% of the workforce was trained in anti-corruption.

2.2.3.3. Complaint and remedy mechanisms: the Whistleblower channel and the Responsible Business channel
GRI 103, 102-17, 205-3, 403-2, 406-1
Whistleblower Channel
At Telefónica we have a Whistleblower Channel that allows employees and stakeholders to make a complaint anonymously or personally to report any alleged irregularity or act contrary to the law or internal regulations.
As a new feature, since the end of 2020, it has been accessible through a form on our website to give access to all stakeholders and thus comply with the European Directive on the Protection of Persons Reporting Breaches of EU Law and also with the update of the Good Governance Code for listed companies.
Management of the Complaints Channel is governed by the principles of confidentiality of the data provided, i.e. respect, substantiation and completeness. In cases where irregularities are identified, the Audit and Control Committee, which reports to the Board of Directors, is informed.
Complaints may fall into the following categories:
•Labour disputes
•Labour conditions
•Information security/privacy
•Acts contrary to the integrity of the Company
•Asset fraud
•Favourable treatment
•Financial reporting
•Regulatory/contractual/legal non-compliance
The above categories also include any irregularities relating to accounting matters, auditing matters and/or internal control over financial reporting in compliance with section 301 of the US Sarbanes-Oxley Act and other requirements in this regard.
After sending the complaint, the system will provide a username and password that will allow the status of the complaint to be consulted at any time, using the anonymous Communication Channel. New information can then be added and the auditor in charge of the analysis can be contacted.

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A total of 882 complaints were received through the Whistleblower Channel in 2020. As a result of the investigations in 2020, 385 complaints were found to be founded. Of the closed investigations, it can be concluded that there were 3 cases of discrimination and 1 case of corruption. Among the measures taken as a result of substantiated complaints, there were 126 terminations of employment contracts.

In accordance with our policy of zero tolerance of corruption, bribery and discrimination, Telefónica has specific controls in place to detect and remedy possible cases. This takes the form of disciplinary action and/or termination of contract.

Whistleblower Channel
	2019	2020
Nature of substantiated complaints	% of total number of substantiated complaints	% of total number of substantiated complaints
Failure to comply with regulations	8%	14%
Fraud	28%	23%
Workplace/sexual harassment, and/or discrimination	6%	5%
Conflict of interest	4%	5%
Information privacy/security	2%	2%
Inappropriate behaviour and other workplace disputes	43%	37%
Other	9%	14%
Total number	465	385

Main KPIs on the Whistleblower Channel
	2019	2020
Complaints received	1,222	882
Substantiated complaints received	465	385
Actions taken to terminate contracts of employment as a result of substantiated complaints	140	126
Confirmed cases of corruption	0	1
Disciplinary measures taken or terminations of contract carried out in connection with confirmed cases of corruption	0	3
Confirmed cases of discrimination	2	3
Disciplinary measures or terminations of contract carried out in connection with confirmed cases of discrimination	2	2

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Responsible Business Channel
We also have a Responsible Business Channel through which all our stakeholders can make queries, give notice of or report, either anonymously or personally, queries, requests or complaints about any aspect related to the Business Principles.
In 2020, we received 229 enquiries, of which 217 were resolved as enquiries related to the themes of this Channel. The topics into which the consultations were divided are shown in the following table:

Responsible Business Channel
	2019	2020
Responsible communication	1	1
Integrity	3	1
Environment	36	26
Supply chain	4	13
Privacy	6	15
Accessibility	4	7
Sustainable innovation	2	5
Human rights	0	3
Other human rights	0	0
Children's rights	0	3
Freedom of expression	0	0
Diversity and talent management	0	0
Other (e.g. Customer responsibility* )	4	155
*The increase in the number of enquiries in the category "Customer responsibility" is due to the fact that we promoted our Responsible Business Channel externally in 2020, which led to an increased number of customer-related enquiries, which we redirected internally to the relevant channels for resolution.

In 2020, as in previous years, the management of the Responsible Business Channel identified improvements in complaint and remedy mechanisms, but also in policies and procedures for the internal management of enquiries registered by stakeholders.
2.2.3.4. Political neutrality
Telefónica is politically neutral. Under no circumstances do we take a direct or indirect position for or against any political party and, therefore, we do not make donations to any of them. This does not prevent us from making our views known on matters that may affect the management and sustainability of the Company.
Our expenditure on contributions to industry bodies and organisations or individuals carrying out representative activities for Telefónica was €3,934,471 million in 2020, of which more than 98% was spent on industry bodies.
We are registered as a lobbyist in the voluntary transparency register of the European Union and in the register of interest groups of the Spanish National Commission on Markets and Competition (CNMC according to its Spanish initials).
Our first and largest contribution is to the GSMA, an organisation representing the interests of mobile operators worldwide, bringing together more than 750 operators with nearly 400 companies.
Our total expenses in relation to contributions to sectoral organisations are widely distributed because a) Telefónica is present in many countries and each country has its own local sectoral organisations and b) Telefónica engages in many types of services affected by different business sectors (fixed and mobile connections, television or digital services).
2.2.3.5. Responsible communication
Following our Business Principles and as a technology, information and communication company, we promote freedom of expression, pluralism and diversity, and assume a commitment to truthful information, education and inclusion. As a company dedicated not only to facilitating communication, but also to generating entertainment, cultural, sporting, advertising and other content that can have an impact and influence on society, we assume our responsibility to promote responsible, ethical and quality communication in line with our Responsible Communication Policy. This Policy defines general guidelines for: communicating with our customers; communicating with other stakeholders; using our social networks; generating content; generating our own advertising; and broadcasting third-party advertising.
Based on this Policy, in 2019 at Movistar+ we developed a specific Responsible Communications Code for this television platform. This Code was approved by the Executive Committee of Telefónica Spain in 2020 and the following lines of action were established:
•Publication in different public media for consultation by any user.
•Implementation: It has been shared with all Movistar+ stakeholders so that it can be accepted and respected in their daily work. These are employees, suppliers and external collaborators, analysts, customers and society in general.
Possible complaints/enquiries are channelled through the Responsible Business Channel.

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Movistar+ Responsible Communications Code
We are a television platform with ethical editorial criteria for all our productions, whether our own, purchased or outsourced. We promote these principles:

Legality:	Neutrality:	Protection of minors:
We comply with the rules; we protect intellectual property and we do not encourage illegal, irresponsible or discriminatory behaviour.	We promote freedom of expression and creativity, while respecting the right to honour and privacy.	We manage content responsibly and have preventive, safe advertising and awareness-raising measures.

Integrity and transparency:	Diversity:	Values and talent:
Seguimos la Política Corporativa Anticorrupción de Telefónica y auditamos las producciones delegadas.	We promote equality and social integration in our grid.	Our business commitment to creativity and innovation is reflected in our content.

We have pre-broadcast controls, a Content or Production Officer and anti-piracy mechanisms in place.
All our activities are based on Telefónica’s Responsible Business Principles and our Responsible Communications Policy.

2.2.3.6. Internal control GRI 102-17, 205-1
The Company's internal control is based on its internal audits and risk management systems. It is regulated in the Telefónica Group's Internal Audit Function Charter, which states that Internal Audit is the area in Telefónica responsible for confirming, through timely evidence, the proper functioning of the internal control and risk management structures and, where appropriate, detecting possible inefficiencies or non-compliance with the control system established by the Group through its processes. The main areas of action performed by the Internal Audit unit include the coordination of the Telefónica Group's Regulatory Framework by supervising the process of defining internal regulations and promoting actions that favour their updating and communication. In addition, we detect the needs and opportunities for improvement, modification or updating of existing internal rules, proposing lines of action to those responsible for internal rules. We also provide support and advice to the internal standards manager in relation to the drafting and implementation of the standard.
In 2020, Internal Audit issued 503 reports at global level, divided into the following categories:

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2.2.4. Fiscal transparency GRI 207-1, 207-2, 207-3, 207-4
2.2.4.1.Fiscal approach
Fiscal strategy
Our Responsible Business Principles encompass a set of guidelines for our day-to-day activities and define how we conduct our business. Under the aforesaid principles, Telefónica is committed to acting honestly and lawfully in tax matters and to ensuring fiscal transparency.
In accordance with the provisions of article 529ter of the Spanish Corporations Act, on 14 December 2016, the Board of Directors of Telefónica approved the Group's Tax Strategy. The Strategy is published on the corporate website and can be accessed at: https://www.telefonica.com/en/web/responsible-business/our-commitments/taxes
Governing body approving the Tax Strategy
The Telefónica Group's Tax Strategy is designed as a permanent concept. Independently, and in order to ensure that it fulfils its purpose at all times, it is subject to annual review by the Group's Tax department and may be amended when circumstances so advise, subject to approval by the Board of Directors.
Regulatory compliance in the Telefónica Group
Telefónica is committed to complying with all national and international tax legislation, regulations and obligations, respecting both their letter and their spirit. To meet this commitment, it dedicates adequate and sufficiently qualified human and material resources, takes appropriate measures to make a reasonable interpretation of the regulations, taking into account the intention of the legislator in accordance with the interpretative criteria established by the competent tax authorities and case law, and adopts the necessary control mechanisms to ensure compliance with these regulations as part of appropriate business management.

Relationship between taxation, sustainable development and business
Telefónica is committed to ensuring that all tax positions are taken for commercial and business reasons, taxed according to their true legal nature and economic substance, avoiding abusive tax planning schemes or practices. In this regard, the tax component of any transaction cannot be justified separately from the commercial and business reasons for the transaction in question.
Telefónica also applies the “arm's length” principle in its transactions with related entities, aligning taxation in each country and territory according to its business there and the generation of value, in accordance with local tax legislation and the international taxation standards established by the OECD.
Telefónica's taxation is based on our Responsible Business Principles, which are a set of guidelines for our daily activities and define how we conduct our business. Accordingly, at Telefónica we are committed to acting honestly and with respect for the law in managing our tax affairs, having been recognised as one of the top IBEX-35 companies in terms of fiscal transparency by Fundación Compromiso y Transparencia (the Commitment and Transparency Foundation).
Telefónica is committed to complying with the OECD Guidelines for Multinational Enterprises to ensure strict compliance with its tax obligations. For all these reasons, it is and will be a benchmark in the fulfilment of its tax obligations, guaranteeing that it contributes faithfully and loyally to sustaining the public finances of the countries and territories in which it operates. To this end, and in line with our commitment to fiscal transparency and compliance with the United Nations Sustainable Development Goals (SDGs), we publish our total economic and social tax contribution on our corporate website at: https://www.telefonica.com/en/web/responsible-business/our-commitments/taxes
In this sense, the statements contained in this GRI 207 standard enable Telefónica to achieve some of the SDG targets it has set itself.

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Go to the chapter on Contribution to Communities: Impacts and SDGs

2.2.4.2. Fiscal governance, control and risk management
Fiscal Governance and Control Framework

a.Bodies responsible for the Fiscal Control Framework
Audit and Control Committee of Telefónica, S.A.
Each year, the Group's Tax department shall report on the Group's tax policies to the Audit and Control Committee and, where appropriate, to the Board of Directors in order to facilitate the supervisory work on the tax risk management system entrusted to the Audit and Control Committee in the Spanish Corporations Act and in accordance with the Code of Good Tax Practices.
Group Tax department and regional departments
•Report to the Audit and Control Committee and, where appropriate, to the Board of Directors of Telefónica on the tax policies and criteria followed by the Company, as well as the tax impact of all relevant transactions submitted for its approval in accordance with Article 529ter of the Spanish Corporations Act.
•Report the situation and evolution of tax risks to the heads of the Group's Risk function (Internal Audit) (without prejudice to the specific identification of compliance risks to the heads of the Compliance function) and ultimately to the Audit and Control Committee.
•Detect and report mechanisms subject to notification under Council Directive (EU) 2018/822 of 25 May 2018 ("DAC 6").
•Coordinate with the Group's Internal Audit function for the review and analysis procedures necessary to ensure the control objectives of the Fiscal Strategy and the Fiscal Control Framework.

Local tax officers
Those responsible for the Tax function in each subsidiary will put in place the necessary management procedures to ensure that the Fiscal Control function is carried out in accordance with the principles and operating standards defined in the Fiscal Strategy and the Fiscal Control Framework.
Internal Audit
The Internal Audit department may conduct such analyses and verifications as it deems appropriate to verify the correct application of the issues covered in these regulations.
b.Integration of the tax approach in the Telefónica Group
Telefónica will ensure that the departments involved in the Tax function have the necessary personnel and material resources to guarantee compliance with tax obligations in all the countries in which the Group operates.
The person responsible for the Tax function of each company shall participate in the analysis of all transactions that may have tax implications:
•He/she will have the necessary financial, human and material resources.
•He/she may and shall, where necessary, establish permanent computer links with the information systems of the Group companies.
•He/she will receive maximum support and assistance from the Group's companies.
•He/she may require the participation and collaboration of the employees of such companies.
For more information on this subject, Telefónica outlines the fundamental principles of the Fiscal Control function in the "Fiscal Control Function" section at the following link: https://www.telefonica.com/en/web/responsible-business/our-commitments/taxes
c.Identification, management and monitoring of tax risks
As stated in the "Tax Risks and Best Practices" section on the corporate website, tax risk is managed at Telefónica to prevent and reduce tax litigation as far as is necessary to defend the tax positions legitimately adopted by the Group.
To this end, Telefónica has a Risk Management Model based on COSO (the Committee of Sponsoring Organizations, of the Treadway Commission), which facilitates the identification, assessment and management of the different risks.

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Under this Model, the Group has defined four risk categories: business, operational, financial and legal, and compliance. Accordingly, the latter category includes tax risks.
Typology of tax risks and associated controls
In relation to their origin, risks of a fiscal nature are classified as follows:
•Compliance risk: Relating to compliance with tax obligations (filing of returns, information requirements, etc.).
•Interpretative risk: The possibility of interpreting tax laws differently from the Administration's criteria.
•Regulatory risk: Associated with legislative activity and regulatory volatility and complexity.
•Reputational risk: Related to the current context of demands and public scrutiny in terms of transparency and perception of fair compliance with the Companies' tax obligations by the different stakeholders.
Identification, assessment and management of tax risks
The Corporate Risk Management Model covers risk identification, risk assessment, risk response and risk monitoring.
Although risk identification is a continuous process and requires the involvement of the entire organisation, in the case of tax risks, the Corporate Tax department will promote and coordinate the identification and regular updating of tax risks at least quarterly.
The fiscal control, evaluation and risk management policy is outlined in the Fiscal Control Policy document, which can be accessed at: https://www.telefonica.com/documents/1258915/1261681/fiscal-control-policy-2016.pdf/4227d388-765f-4521-7c7a-60ddebbb5b1b
Reporting obligations
On a quarterly basis, those responsible for the Fiscal Control function in each Group company shall inform the Group Tax department through the regional Tax departments of the main conclusions of the process for identifying and assessing tax risks, as well as external tax audits and the inspections carried out by the tax authorities.
Telefónica also has a regular process for identifying and reporting Group risks in its main operations. In this respect, those responsible for the Tax function of each subsidiary should report on tax risks, including information on the following issues:
•Litigation in court/arbitration.
•Litigation in administrative proceedings prior to judicial proceedings.

•Transactions with implicit risk that may be examined by the tax authorities.
The Tax department is responsible for reporting the situation and evolution of tax risks to the heads of the Group's Risk Management function (Internal Audit) (without prejudice to the specific identification of compliance risks to the heads of the Compliance function) and, as a last resort, to the Audit and Control Committee.
Furthermore, as a consequence of the entry into force of DAC 6, the Group has developed a procedure for detecting and reporting notifiable mechanisms.
Finally, on an annual basis, the Group's Tax department reports on its Fiscal Governance and Control Framework to the FTSE4Good and Dow Jones Sustainability indices.
d.Assessment of compliance with the Fiscal Governance and Control Framework
Together with the Group's Tax department and the regional Tax departments, the Internal Audit department conducts any analyses and verifications deemed appropriate to verify the correct application of the matters contained in the Group's Tax Strategy and Fiscal Control Policy, as well as to guarantee the control objectives established by the Group.
The Internal Audit department will perform such checks on a regular basis and may request as much information as necessary from the subsidiaries' tax managers.
The Tax department will report the situation and evolution of tax risks to the heads of the Group's Risk function (Internal Audit) (without prejudice to the specific identification of compliance risks to the heads of the Compliance function) and ultimately to the Audit and Control Committee.
On the other hand, as indicated in the Annual Corporate Governance Report, each year Telefónica validates its compliance with the content and commitments of the Code of Good Practices and, therefore, that it is complying with its governance framework.
Reporting of unethical or illegal conduct
As described in section 2.8.5. of the Statement of Non-Financial Information, Telefónica has complaint and remedy mechanisms in place: our Consultation and Whistleblower Channels.
Such mechanisms may be used to report concerns about unethical or illegal behaviour and the organisation's integrity in relation to taxation. For further information, please refer to that document.
Verification process
The verification of the content on taxes has been completed as part of the external verification process carried out by PricewaterhouseCoopers Auditores, S.L.

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2.2.4.3. Stakeholder engagement and management of tax concerns
Relationship with tax authorities
Telefónica is committed to fostering a cooperative relationship with tax authorities inspired by the principles of collaboration, trust, good faith, loyalty, professionalism, mutual respect and dialogue.
Since 2010, and in order to apply the highest standards of fiscal transparency, Telefónica, S.A. has adhered, by resolution of the Board of Directors, to the Code of Good Tax Practices drawn up by Foro de Grandes Empresas (the Forum for Large Enterprises) in conjunction with the Spanish Tax Administration.
In accordance with the proposals for the reinforcement of good corporate tax transparency practices established in the Code of Good Practices, based on the principles of transparency and mutual trust, the Company has voluntarily submitted Transparency Reports to the Spanish Tax Administration since the 2016 financial year, pre-authorised by the Audit and Control Committee, as part of its functions delegated by the Board of Directors.
More information on this subject can be found in the "Good Tax Practices" section of Telefónica's website.
Our approach to matters relating to the Spanish Tax Administration also applies internationally. In this regard, Telefónica participates in various international forums to promote and develop the OECD's best practice recommendations. It also participates in the co-operative compliance programme in the United Kingdom.
Contribution to legislative initiatives in the tax area
Telefónica actively participates in the Forum for Large Enterprises, which allows it to intervene in tax legislation initiatives, highlight current problems that may arise in the application of the tax system and propose new tax measures to increase legal certainty.
We contribute to the committees of telecommunications industry organisations such as ETNO (the European Telecommunications Network Operators Association) and GSMA (an association representing the mobile industry).
We participate actively in various industries and economic forums, such as DigitalES (the Spanish Association for Digitisation) and Adigital (the Spanish Association of the Digital Economy).
The Telefónica Group is also actively involved in tax policy through the respective committees of the CEOE (the Spanish Confederation of Business Organisations) and the DET3 (the Digital Economy Taxation Think Tank).
Stakeholder dialogue
Telefónica's stakeholder engagement strategy is based on increasing transparency and effective dialogue to build relationships of trust.
This relationship makes it possible to identify which aspects are considered most relevant and which are the new trends in the field of sustainability. In this way, we set our objectives, define the strategic plan and, in addition, assess our ability to meet society's expectations.
Telefónica is in contact and actively collaborates with various non-governmental organisations, such as Intermon Oxfam, Fundación Compromiso y Transparencia and Fundación Impuestos y Competitividad, whose contributions have shaped our goal of achieving the highest standards of fiscal transparency.
2.2.4.4. Country-by-country reporting
The following is a breakdown of the jurisdictions in which the Telefónica Group carries on its main business as a telecommunications services provider. Other jurisdictions where the Group is present and in which its activities are not the Group's core business are included under "Other". All amounts are given in euros and refer to the financial year 2019.
The main companies in the Telefónica Group and their main businesses can be consulted in the Consolidated Financial Statements 2020, Appendix I: Consolidation perimeter.
For reconciliation purposes with the figures reported in the Consolidated Financial Statements, consolidation adjustments and eliminations of intercompany transactions between Group companies in different countries are also included under "Other".
However, there are differences with the Group's Consolidated Financial Statements, which are explained below:
•The Annual Accounts only include information on sales to third parties, whereas the CbCR also includes intra-group sales.
•In relation to profit or loss before tax, there is an adjustment for the accrual of coupons corresponding to the subordinated perpetual debentures in the Netherlands, and to a lesser extent in Colombia.
•Differences in input taxes are due to the inclusion in the Annual Accounts not only of corporate tax (as in the case of CbCR), but also of telecommunication charges, local taxes, other charges and licence and social security payments, etc.
•With regard to the number of employees, the Annual Accounts refer to the total physical workforce at the end of 2019, while the information below (given in the CbCR) includes the average workforce for the year.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	88

2020 Consolidated Management Report 2. Non Financial Information Statement

Country-by-Country Report 2019
Tax jurisdiction	Third-party income	Related-party income	Total Income	Profit or loss before tax (1)	Tax on profit paid (2)	Profit tax (3)	No. of employees (4)	Tangible assets (5)
Germany	7,870	62	7,932	281	52	81	8,235	3,959
Argentina	2,142	24	2,165	(51)	118	123	14,816	1,670
Brazil	10,056	43	10,099	1,434	56	320	34,014	7,663
Chile	1,918	9	1,927	113	18	21	4,194	1,500
Colombia	1,400	13	1,413	66	37	41	5,564	1,241
Costa rica	232	3	235	77	4	29	201	0
Ecuador	477	8	485	43	24	53	1,193	284
El salvador	133	5	138	27	1	10	199	0
Spain	12,804	792	13,595	108	97	(522)	30,596	9,588
Guatemala	5	3	8	2	0	0	28	15
Mexico	1,193	60	1,254	(767)	22	479	1,964	691
Nicaragua	61	5	66	26	13	7	85	0
Panama	145	21	165	48	8	17	281	10
Peru	2,138	52	2,190	(167)	93	155	6,210	1,786
United Kingdom	7,070	46	7,116	675	217	91	6,953	3,327
Uruguay	282	165	447	136	15	20	642	361
Venezuela	75	1	76	73	1	(4)	1,763	25
Other	422	(1,312)	(890)	215	29	35	411	107
Totals	48,422	0	48,422	2,338	803	957	117,347	32,228
(1) (3) Contribution to consolidated result before tax and profit tax, adjusted for the allocation to the year of coupons relating to subordinated perpetual bonds. The consolidated financial statements of the Telefónica Group are drawn up in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. The local accounting regulations applicable in each country in which the Group is present may differ from the standards set by the IFRS.
The table above groups together all the Group companies according to the country of their registered office. This grouping does not coincide with the distribution by segment of the Telefónica Group. Where applicable, the results by country include the effect of the allocation of the purchase price to acquired assets and liabilities assumed. The results by country exclude income generated by dividends of Group subsidiaries, as well as the change in the provision for write-downs of investments in Group companies, which are eliminated in the consolidation process. Tax withholdings paid to the various administrations have been allocated to the jurisdiction that ultimately bears the withholdings.
(2) Refunds received from different administrations and corresponding to overpayments from previous years are excluded, i.e. €1,048m in Spain, €10m in Chile and €17m in Peru. The last return on the list was not excluded from the non-financial information filed for the financial year 2019, as the information was not available at the time of publication.
(4) The number of employees refers to the average number of employees, distributed by tax jurisdiction.
(5) Tangible assets related to Central American countries are affected by the provisions of "Note 30. Operations held for sale" in the 2019 Consolidated Financial Statements.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	89

2020 Consolidated Management Report 2. Non Financial Information Statement
Reasons for the difference between the effective rate and the statutory rate
The group closely monitors the differences between the nominal tax expense and the effective tax expense on a monthly basis.
At year-end 2019, the differences relate to the permanent differences inherent in the preparation of corporation tax. In other words, they comprise all the expenses or income recorded on the income statement that will not be deductible or will not be taxed from a fiscal point of view and will therefore never be reversed in subsequent periods. The most relevant are: the deductibility of the amortisation of goodwill in Spain, the deductibility of the distribution of interest (Juros) on capital in Brazil and the non-deductibility of the inflation adjustment recorded for accounting purposes in Argentina.
In addition, during 2019 there have been extraordinary accounting adjustments in the income tax expense account that justify a significant part of this difference. Accordingly, there has been a write-off of capitalised and unused tax credits in Mexico and the recording of provisions for tax contingencies in Peru. In Spain, deductions have been capitalised in the year in accordance with the expected timetable for the realisation of deferred tax assets and liabilities. In addition, indemnity interest received as a result of the partially upheld ruling of the Central Economic-Administrative Tribunal (Spanish abbreviation: TEAC) for the years 2008 to 2011 has been recognised in tax expenses.
2.2.5. Milestones 2020 and challenges 2021
GRI 205-2

> Milestones 2020:
In 2020 we achieved the following targets:
•We maintained the percentage of employees trained in our Business Principles course at 93% despite a difficult context due to the pandemic.
•We saw a significant increase in Responsible Business Channel enquiries thanks to communication efforts (action plans for promoting communications via the Responsible Business Channel).
•We developed a virtual training platform on anti-corruption matters for new members of the Board of Directors.

> Challenges 2021:
•To unify our Whistleblower and Responsible Business Channels.
•To update the Business Principles course for launch in January 2022.
•To provide ethical leadership training through a specific course for members of the Board of Directors.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	90

2020 Consolidated Management Report 2. Non Financial Information Statement

Employees trained on anti-corruption, by professional category and region *
Country	Executives	Middle Management	Other professionals	Total
Germany**				7,604
Argentina	174	1,330	12,026	13,530
Brazil	1,532	2,006	27,015	30,553
Chile	82	568	3,353	4,003
Colombia	146	389	4,542	5,077
Ecuador	61	152	771	984
Spain	1,591	2,906	22,658	27,155
Mexico	316	76	1,418	1,810
Peru	158	380	4,355	4,893
UK	333	1,103	4,796	6,232
Uruguay	40	74	511	625
Venezuela	64	299	1,295	1,658
Rest	68	230	100	398
Total***	4,565	9,513	82,840	104,522
*The courses considered for this indicator are; Business Principles Course (since 2018), the Foreign Corrupt Practices Act Course (since 2017 ) and local anti-corruption courses (since 2019).
**While break-down of data into professional category and regions for Germany was possible for 2020 (see table below), no such break-down was possible for historic data displayed in this table.
***Given that historic break-down of data into professional category and regions for Germany was not possible (see previous note), the total provided in the last column is the sum of the vertical numbers (total for each country) and not the sum of the total of professional categories.

% Employees trained on anti-corruption, by professional category and region*
Country	Executives	Middle Management	Other professionals	Total
Germany**	—%	—%	—%	96%
Argentina	99%	100%	99%	99%
Brazil	97%	95%	88%	89%
Chile	98%	95%	94%	94%
Colombia	95%	79%	78%	79%
Ecuador	100%	97%	95%	96%
Spain	99%	99%	94%	95%
Mexico	99%	99%	98%	98%
Peru	99%	97%	94%	94%
UK	99%	99%	98%	99%
Uruguay	100%	100%	98%	99%
Venezuela	98%	99%	96%	97%
Rest	93%	91%	84%	90%
Total	93%	90%	86%	93%
*The courses considered for this indicator are; Business Principles Course (since 2018), the Foreign Corrupt Practices Act Course (since 2017 ) and local anti-corruption courses (since 2019).
**While break-down of data into professional category and regions for Germany was possible for 2020 (see table below), no such break-down was possible for historic data displayed in this table.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	91

2020 Consolidated Management Report 2. Non Financial Information Statement

Employees trained on anti-corruption in 2020, by professional category and region
Country	Executives	Middle Management	Other professionals	Total
Germany	19	84	740	843
Argentina	97	812	7,153	8,062
Brazil	1,070	1,209	12,076	14,355
Chile	14	302	2,155	2,471
Colombia	3	95	871	969
Ecuador	52	125	714	891
Spain	53	251	3,325	3,629
Mexico	30	5	362	397
Peru	35	70	959	1,064
UK	102	221	1,369	1,692
Uruguay	2	0	51	53
Venezuela	26	42	275	343
Rest	3	4	84	91
Total	1,506	3,220	30,134	34,860

% Employees trained on anti-corruption in 2020, by professional category and region
Country	Executives	Middle Management	Other professionals	Total
Germany	3%	1%	9%	11%
Argentina	55%	61%	59%	59%
Brazil	68%	58%	39%	42%
Chile	17%	50%	60%	58%
Colombia	2%	19%	15%	15%
Ecuador	85%	80%	88%	87%
Spain	3%	9%	14%	13%
Mexico	9%	6%	25%	22%
Peru	22%	18%	21%	20%
UK	30%	20%	28%	27%
Uruguay	5%	—%	10%	8%
Venezuela	40%	14%	20%	20%
Rest	4%	2%	71%	20%
Total	31%	30%	31%	31%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	92

2020 Consolidated Management Report 2. Non Financial Information Statement
2.3. Clients

KEY POINTS

With the COVID-19 crisis, our mission to "make our world more human by connecting people's lives" became even more relevant and therefore we have endeavoured to meet the needs of our customers and society.

In 2020, customer recommendation grew to 24%, 7 points higher than in 2019, which is a sign of their recognition of our efforts to maintain the best network and address their needs during the pandemic.

We have incorporated ethical and sustainability criteria as a further requisite in the development of new products and services through the Responsibility by Design approach.
2.3.1. Introduction
GRI 102-42, 103
In 2020, our mission to "make our world more human by connecting lives" became more relevant than ever before. Telefónica was aware of its responsibility to help alleviate the effects of the health, social and economic crisis triggered by COVID-19. Evidently, one of our priority areas of action was, and continues to be, our customers. Therefore, from the moment the crisis began, we sought commercial solutions that could meet the new needs that arose out of the sudden change in our life styles.
Another significant milestone of 2020, which we will go into in more detail later, was the incorporation of ethical and sustainability criteria into the design and development of new products and services.
•Materiality
Our challenge has always been to meet our customers' expectations and build a relationship based on trust. Therefore, ensuring responsible behaviour towards customers is vitally important for us and for our stakeholders: the materiality analysis highlights it as one of the most important aspects of our business, giving it a rating of 8.90.
Over the course of this Chapter, we shall explain how we addressed this challenge from different perspectives: in particular from the perspective of our customers' experience, which we measure through quality and reputation indicators; and from the perspective of our products and services, into which we have incorporated the Responsibility by Design approach.
•Governance
Our customers’ experience, the quality plans designed to improve it and customer satisfaction measurements are strategic issues for Telefónica and are reported on regularly to the Executive Committee.
In addition, the Board of Directors of Telefónica has a specific Committee devoted to Sustainability and Quality, which meets 11 times a year to monitor in detail the main initiatives developed in this respect at both local and global levels.
2.3.2. Responsibility to customers: Our approach and performance GRI 103
At Telefónica we seek to build a long-term relationship of trust with our customers, whether they be the general public, SMEs or large businesses. That is why we work from all areas of the Company to build a relationship grounded in responsible behaviour and the values of our Customer Promise: integrity, transparency and simplicity.

Values of our Customer Promise
Integrity	Transparency	Simplicity
We fulfil our promises and acknowledge our mistakes.	We proactively provide all relevant information.	We offer products and services that are easy to use, and we are clear and direct in our communications.

The yardstick for measuring how successful our management is in these areas goes beyond fulfilling regulatory demands. We want to empathise with our customers and build a long-lasting relationship.
In 2020, the COVID-19 crisis accentuated how important our services are. Among the general public, having an Internet connection, or not, made the difference between whether or not people could continue to work, shop, study or communicate with family and friends. Among companies, and particularly SMEs, it meant being able to continue operating remotely and keep the business running, or not.

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2020 Consolidated Management Report 2. Non Financial Information Statement
Because of this, in 2020 we launched a number of commercial initiatives aimed at alleviating the effects of the crisis.
•For example, in Spain we froze prices during the lockdown and prolonged discounts until the state of emergency ended.
•We increased capacity at no additional cost: In Spain, from 1 April Movistar increased capacity from 60 GB to 100 GB for each mobile line on the Fusión plan or on a contract data plan. We implemented similar measures in other markets.
•In Spain, we increased our entertainment offering at no additional cost, boosting the content, particularly children's content and sporting events, accessible through the Movistar+ Lite app. In addition, we opened up the Movistar Junior app to our Fusión customers, with special free content for children.
•For pre-pay customers, we multiplied by two all online top-ups and applied a 50% discount to vouchers. Similar measures were taken in the other markets in which we operate. We also extended the validity period by half a year for numbers whose top-up deadline lapsed during the state of emergency. In this way, we made sure that these lines could continue to receive calls despite them failing to meet the usual top-up deadlines.
•We designed and launched free online courses for SMEs, with a twofold goal: to help companies which were not yet online to launch their online business and to provide guidelines on how to improve digital positioning for companies who already had an Internet presence.
•For six months we offered personalised support free of charge for startups and SMEs in Germany, Spain and the United Kingdom through the Telefónica Activation Programme. The support aimed to boost their technological solutions and accelerate their development through IoT, blockchain and Big Data/AI (artificial intelligence) technologies.
•We enabled priority telephone helpline services for information (1004) and faults and breakdowns (1002) for the older population.
•Finally, we placed particular focus on innovation and development for technological projects based on Big Data, IoT, and AI that contributed to monitoring outbreaks and ensuring safe de-escalation. These include projects that analyse mobility patterns, implement temperature-detection software in stores to ensure safe re-opening and facilitate beach capacity management during the summer, etc.
Customer experience: Quality and reputation indicators
All Telefónica Group operators conduct monthly customer satisfaction surveys to learn how our services are perceived. In these surveys, we ask about the quality of the network, the commercial offering, the customer service we provide through various channels, bills, mobile top-ups and prices, among other things. One of the indicators we extract from these surveys is the NPS (Net Promoter Score). This information shows us whether our products and services meet or exceed our customers' expectations and whether or not our customers would recommend us.

Customer satisfaction is one of our basic commitments and we have therefore included specific customer-related indicators in all our employees' variable remuneration: the CSI (Customer Satisfaction Index) up until 2018 and the NPS as from 2019.
We have been monitoring and reporting our NPS as a recommendation indicator for our products and services since 2018 and we calculate the Group's global NPS based on the results obtained from each of our operators. As from 2020, following the operational spin-off of HispAm, the overall calculation was performed based on the results obtained from our four main operators only: Spain, Germany, the United Kingdom and Brazil.
The 2020 – 2019 comparison, including this adjustment for countries, would be as follows:

NPS Telefónica Group (*)
2019	2020
17	24

(*) Only includes the four main operators (Spain, Germany, the United Kingdom and Brazil).

We closed 2020 with a result of 24%, up 7 points on the result last year, and thereby beating the targets set at a global level, thanks to the positive performance of the four countries in which the targets were met. This performance was particularly good in the United Kingdom and Germany, countries that significantly improved their NPS in 2020. The key to obtaining these results is found without doubt in the improvements in network perception —a factor that has a significant impact on our customers' satisfaction— which is due both to the network improvements made and to how well our network performed during the pandemic.
When broken down by segment, the results were still exceptional for the year:

NPS Telefónica Group (by segment) (*)
	2019	2020
B2C	16	20
B2B	33	40

(*) Only includes the four main operators (Spain, Germany, the United Kingdom and Brazil).

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2020 Consolidated Management Report 2. Non Financial Information Statement
We improved by 4 points compared to the result for 2019 in the B2C segment, and by 7 points in the B2B segment. This result was thanks in part to the exceptional measures taken during the pandemic, mainly in the sector of businesses, which were able to keep operating owing to connectivity.
Reputation indicators
At Telefónica we have incorporated reputation as a key pillar on which to build a vision that is consistent with the Company's long-term plans. This KPI allows us to measure society's (customer and non-customer) perceptions of our overall performance and its expectations. To do this, we focus on four key features: admiration; esteem; confidence and good impression (the RepTrak Pulse® model). This model also enables us to identify drivers and define specific, practical reputation plans adapted to each country.
The consolidated RepTrak Pulse® score for the four main countries (UK, Germany, Spain and Brazil) in 2020 was 66 points out of 100, which is a 10 point improvement on the 2019 result. This increase from 2019 is essentially due to two factors:
•Society’s favourable assessment of the important role played by connectivity and all the measures Telefónica set in motion in the fight against the pandemic.
•Consolidation of the new methodology, which was implemented in 2019.
This indicator has also been part of the variable remuneration of Group employees since 2019.
Complaints
Listening to customers and resolving complaints has a decisive influence on both customer satisfaction ratings and whether they would recommend the service. Therefore, at Telefónica all our operations have teams that focus exclusively on handling complaints, regardless of the channel through which they reach us.
We are continuously working to bring the number of dissatisfied customers down and reduce the number of complaints across our operations as a whole.
To do so, we implement measures such as those given below in all the markets in which we are present.
•We provide various channels via which our customers can exercise their right to complain at any time, 24 hours a day, 365 days a year. The main channels are our call centres, online channels, social media, stores and postal mail.
•We report the number of complaints received and resolution times to the competent authorities, as well as other information required about the quality of the service we provide, in accordance with the guidelines and parameters set by the regulatory body in each country.
The below table provides the details of our main operations, the corresponding regulatory bodies and the websites where you can find the information we provide:

Regulatory bodies of the main countries in which we operate
Spain	Secretaria de Estado para el Avance Digital/CNMT	https://avancedigital.gob.es/es-ES/Servicios/CalidadServicio/Paginas/Calidad.aspx	https://www.telefonica.es/es/acerca_de_telefonica/calidad/calidad-servicio
United Kingdom	Office of Communications (Ofcom)/Financial Conduct Authority (FCA)	https://www.ofcom.org.uk/home https://www.fca.org.uk/data/firm-level-complaints-data-sortable-table	https://www.o2.co.uk/how-to-complain/complaints-figures
Germany	Bundesnetzagentur	https://www.bundesnetzagentur.de/ https://www.bundesnetzagentur.de/DE/Sachgebiete/Telekommunikation/Verbraucher/RumitelBeschwerde/beschwerde-node.htm	https://www.bundesnetzagentur.de/SharedDocs/Downloads/EN/BNetzA/PressSection/ReportsPublications/2020/AnnualReport19.pdf?__blob=publicationFile&v=1 (pag. 64-75)
Brazil	Agencia Nacional de Telecomunicaciones (Anatel)	http://www.anatel.gov.br/institucional/	https://apps.anatel.gov.br/AnatelConsumidor/DesempenhoPrestadorasHome.aspx
Argentina	Ente Nacional de Comunicaciones (ENACOM)	https://www.enacom.gob.ar/	http://datosabiertos.enacom.gob.ar/dashboards/20003/denuncias-y-reclamos/
Chile	Servicio nacional del consumidor (SERNAC) and Subsecretaria de telecomunicaciones (SUBTEL)	https://www.sernac.cl https://www.subtel.cl/	https://www.sernac.cl/portal/619/articles-62164_archivo_01.pdf https://www.subtel.gob.cl/estudios/indicadores-de-calidad-de-red-movil/

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2020 Consolidated Management Report 2. Non Financial Information Statement

Colombia	Comisión de Regulación en Telecomunicaciones (CRC)	https://postdata.gov.co/dataset/quejas-de-servicios-de-comunicaciones	https://www.movistar.co/web/portal-col/atencion-cliente/proteccion-al-usuario/indicadores-de-gestion/noviembre-2020
Peru	Ministerio de Transportes, Comunicaciones, Vivienda y Construcción/Organismo Supervisor de Inversión Privada (OSIPTEL)	https://www.osiptel.gob.pe/sistemas/indicadorccpp.html https://punku.osiptel.gob.pe/# https://repositorio.osiptel.gob.pe/handle/20.500.12630/236	http://www.movistar.com.pe/indicadores-de-calidad
Ecuador	Agencia de Regulación y Control de las comunicaciones (ARCOTEL)	http://www.arcotel.gob.ec/ http://www.arcotel.gob.ec/atencion-al-usuario/ https://reclamoconsumidor.arcotel.gob.ec/osTicket/	https://www.movistar.com.ec/documents/17502/201455/2020_Q2_SMA-O-QoS-5_Par%C3%A1metros_de_Calidad_General_Abr_-_Jun_2020.pdf
Venezuela	Comisión Nacional de Telecomunicaciones (CONATEL)	http://www.conatel.gob.ve/reclamos/	http://sais.conatel.gob.ve/otrs/
Mexico	Instituto Federal de Telecomunicaciones (IFT)	http://www.ift.org.mx/	http://www.ift.org.mx/usuarios-y-audiencias/informes-estadisticos-soy-usuario http://www.ift.org.mx/sites/default/files/contenidogeneral/usuarios-y-audiencias/soyusuario3acc_0.pdf
We have also introduced various programmes to improve and encourage actively listening to customers, analysis of behaviour patterns of customers who complain more than once and analysis of the root cause of complaints, seeking at all times to improve our processes so as to offer the best service to our customers.
We must highlight the DNA Vivo programme, in Brazil. This aims to transform and standardise the way in which we relate to customers, creating a unique DNA profile of excellence in customer relations and in service. This programme seeks to offer the best experience at all points of contact, from customer care in stores to call centres, sales managers, technical personnel who make home visits and the relationship between employees who have no direct contact with customers. Some of the initiatives included in this programme are:
•DNA Thermometer: This initiative measures customer satisfaction in a digital and automated format in the moments following their interaction at over 200 points of contact, generating several opportunities for improvement.
•Root cause Analysis: Based on the results obtained in the DNA Thermometer programme, this initiative identifies opportunities and problems and seeks out fast and efficient solutions through the engagement of different areas of the Company by applying agile methodologies.
•Projects to improve our customers' experience: These include work on our customer channels, improvements to the Meu Vivo app, which offers an initial level of digital service to over 16 million unique users, and digitisation of IVR for customers who prefer to call our call centres.
In Spain, the Service Quality report is published quarterly on the Telefónica website, as provided for in Order IET/1090/2014 of 16 June which regulates conditions relating to service quality in the provision of electronic communications according to the guidelines published by Spain's Secretariat of State for Digital Advancement (SEAD).
Additionally, at the end of 2019 we launched the Customer Project, which features two main lines of action: on the one hand, a thorough review of which Company processes generated the most dissatisfaction and complaints and, on the other, a review of our communications with customers.
The reviews of these processes resulted in the implementation of measures such as:
•Projects focusing on transparency when dealing with customers (the introduction of pre-contracts, the implementation of purchase completion elements, improved roaming consumption controls, alerts when promotions are ending, etc.)
•Improvements to certain marketing policies, which led us, for example, to eliminate the reinstatement charge for first-time failures to pay and eliminate minimum-term requirements in contracts.
•A review of our complaints policies, which led us to establish a new customer service policy that helped us to reduce the percentage of complaints from 48% in September 2019 to 28% in December 2020.
Following our review of communications with customers, we strengthened the systems that deal with complaints, even launching an automated system to identify the root cause of claims in real time, based on Big Data and AI techniques. This will enable us to implement projects to reduce complaints more dynamically in the short term.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	96

2020 Consolidated Management Report 2. Non Financial Information Statement
Customer Defence Service
As a result of the framework of our quality commitment to our customers, Telefónica is the only telecommunications operator in Spain which has a second-instance mechanism for handling complaints (since 2006). This is the Customer Defence Service (SDC in its Spanish abbreviation), an area that is organisationally independent from any other business area, and via which customers can escalate their complaint to a more senior level if they have not received a satisfactory answer from the front-line customer service area. The solutions delivered by the service are based on criteria of fairness and independence and are binding on the Company.
In 2020, the Customer Defence Service recorded over 4,200 complaints filed, an increase of 1% compared to 2019, thereby maintaining its capacity to manage this service even during the pandemic and continuing to receive complaints sent by post despite lockdown.
Of the complaints received, 72% were filed online, 70% were accepted for processing and 86% were favourable, either partially or totally.
As a result of listening proactively and analysing the cases relating to the complaints, the service identifies opportunities for improvement in the processes and actions of the Group's companies. In 2020, some of the issues brought to the Company's attention centred on incidents with equipment at the customer's home, fibre technology faults and analysis of the communications sent by the Company.
Since mid-2020, in the interests of digitisation and environmental sustainability, the Service has been encouraging customers to file complaints online, leaving paper-based complaint registration and response communications exclusively for cases where that channel must be used out of necessity, thereby endeavouring to ensure that no sectors of the population go unheeded (elderly people, people lacking the appropriate resources, etc.).
2.3.3. Responsibility by Design GRI 102-29
In 2020 Telefónica systematically implemented the Responsibility by Design approach in its internal processes for developing products and services. This approach enables us to incorporate ethical and sustainability criteria from the initial idea right through to delivery to the customer. In this way, we are looking to align Telefónica’s new products and services with its Responsible Business Principles.
The two pillars upon which Responsibility by design is based are ethics and sustainability.

Responsibility by Design in products and services

Ethics applied to design
Sustainability applied to design
Principles of Responsibility to the customer
Simplicity
Transparency
Integrity
Ethical Principles applied to algorithms and data
Compliance with Telefónica's AI Ethical Principles
PEOPLE
Impact on human rights and society
Accessibility of websites and apps
PLANET
Impact on the environment
Ecodesign
Waste
Power consumption
Reputation
Value perceived by the general public

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2020 Consolidated Management Report 2. Non Financial Information Statement
Ethics applied to design
We have incorporated into all our design processes the values that form our Customer Promise and shape the way we relate to our customers: integrity, transparency and simplicity. Thus, we ensure (1) we fulfil our promises on our promises, (2) we proactively provide to our customers all relevant information about our product and services and (3) we do so using simple language, avoiding acronyms and initials.
We also ensure responsible use and ethical application of the algorithms and data associated with our products and services, in order to avoid any possible negative repercussions from their misuse, such as:
•Bias in the data and algorithms.
•Lack of transparency about how the algorithms make important decisions or about the use of personal data.
•Lack of human control in automatic systems.
•False positives and negatives that could have a disproportionate impact on protected groups.
Thus, since October 2018 when Telefónica published its ethical principles regarding artificial intelligence (AI), we have applied these principles to all our products and services that make use of algorithms or data.

Go to the chapter on Digital Trust
Sustainability applied to design
This pillar ensures we assess the possible impact of our products and services on society, people and the environment.
We ask ourselves whether our products or services contribute to improving people's lives, whether they are accessible, and whether they respect and/or promote our customers' human rights, focusing particularly on children and other vulnerable groups.
A crucial area of responsible design is that of incorporating accessibility into our products and services so that anyone, irrespective of their abilities, can use them satisfactorily, safely and autonomously from the very beginning, especially when they are products and services with some type of web interface or app.

That is why we are incorporating not only the principles of Universal Design into our developments but also the four principles of accessibility included in Directive (EU) 2016/2012 of the European Parliament when developing any product or service. We also incorporate the recommendations of the W3C Web Accessibility Initiative (WAI), which are that products and services should be:
•Perceivable, so that users can clearly distinguish the information.
•Understandable, so that it is clear how they should be used and what actions are required.
•Operable, so that anyone can use them.
•Robust, so that the content can be interpreted by different technologies.
In addition to accessibility, applying sustainability to the design seeks to reduce as far as possible any negative consequences of our activities and our products and services on the environment. That is why we apply ideas linked to ecodesign, waste management and the circular economy.
Through ecodesign we are not only pursuing a reduction in any potentially negative environmental impacts from our products and services, but we are also seeking to enhance the benefits that their functionalities may generate for the environment.
Our work is based on three basic pillars that we adhere to throughout the life cycle of our products and services:
•Design: When our products have any type of hardware, we prioritise manufacturing them with sustainable materials, we include energy-saving modes, we opt for long-lasting design with a timeless aesthetic and updateable software, and we make them repairable.
•Use: Connectivity and digital solutions have great potential for helping our customers perform their activities in a more efficient and sustainable way. Therefore, many of our IoT services reduce the amount of resources our customers consume (electricity, water or materials). Our Digital Workplace solutions make it easier to work remotely, thereby reducing travel, fuel consumption and CO2 emissions; while our Cloud services reduce electricity use and CO2 as they are housed in highly efficient data centres.
In the same way, we foster the circular economy through repurchasing terminals.
•End of useful life: If there is a chance that our products or services will end up as waste, we put in place the necessary measures to manage them properly, informing our customers where to repair or recycle their devices.
Our ambition is for 100% of our products and services to be developed according to the principles of Responsibility by design as of 2022.
To meet this target, the implementation of the Responsibility by design model is managed on three levels:
Level 1: Awareness and training in directly affected areas and inclusion as one of the requirements within the Company's development processes.
Level 2: Support from experts, who will clarify any queries or questions that may arise at any time, from the design stages to final delivery.
Level 3: The Responsible Business Office as the last resort in the case of issues which cannot be addressed by the team of experts.

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2.3.4. Measures to ensure customer health and safety GRI 103, 416-1, 416-2
At Telefónica we do a thorough job of ensuring the security, proper functioning, accessibility and traceability of our products. That is why we apply all protocols to make sure that 100% of the products and services we market comply with international standards and local legislation for each market in which we operate.
In one way or another, these standards affect customers’ safety, quality and experience as users and, in many cases, we go beyond legal requirements. No breaches of these regulations occurred in 2020 in any country.
Thus, all mobile devices sold in our European operations carry the CE marking in compliance with European directives on electrical safety and electromagnetic compatibility, etc. However, at Telefónica we also require the RoHS (Restriction of Hazardous Substances, version 3) certificate from all terminal suppliers, not only for European markets but for all markets in which we operate. This certificate restricts the use of certain hazardous substances (lead, mercury, cadmium, chrome VI, PBB and PBDE, etc.) in electrical and electronic equipment. We also require the devices we sell to have the GCF (Global Certification Forum) certificate. This guarantees that the connection with the mobile network works correctly, including for emergency calls. We also verify the SAR (Specific Absorption Rate) certificate of mobile handsets, ensuring that none of them represent a health hazard for our customers.
In addition, we are particularly committed to the security of terminals and were instrumental in ensuring that all terminals with Android operating systems sold as part of our operations receive security updates from Google for two years, a period we will extend to three years as of 2021.
And as Telefónica is a sustainable company, we added our own grain of sand with the Eco Rating, an indicator that helps end users to understand how environmentally friendly their current or next mobile device is, thus involving our customers as regards the importance of caring for the environment.
As for the rest of the equipment deployed in residential settings and with access to our fixed network (routers-HGUs, WiFi amplifiers–repeaters, Movistar Home, etc.), we comply, as in the case of the mobile devices described above, with all the common international standards that apply to these types of devices, such as the CE marking and the RoHS, as well as the local legislation in each of the markets in which we are present.
But we also go one step further in our commitment to the security of our products by directly conducting inspections and audits of our manufacturers as part of our E2E process.
In this way we guarantee the quality of the installations, their quality control processes, the use of non-hazardous materials, safety regulations at the installations and the prevention of child and slave labour, etc.
The four main types of inspections we require are:
•General quality reports (Quality System Audit).
•General process reports (Quality Process Audit).
•Supply chain analysis.
•Pre-shipment inspections:
◦BoM check.
◦Validation of firmware version used.
◦Verification of labels, manuals, cables and PSU.
◦Verification of PCBA version used.
◦Verification of housing used.
2.3.5. Technology: The ally of people with disabilities
Technology has become one of the main allies of people with disabilities. At Telefónica we want to build a more accessible world, ensuring everyone has access to the benefits of the digital transformation. This objective is in line with our firm commitment to being a more inclusive company: “We want to put the customer at the centre of everything we do, leaving no one behind."
An example of this commitment is Telefónica's adherence to the Principles for Driving the Digital Inclusion of Persons with Disabilities promoted by the GSMA, which seek to close the digital gap for people with disabilities through a specific action framework for telecoms operators.
This commitment is reflected in the Company's global commitment, which includes the development of products and services adapted to the needs of people with disabilities and actions to improve the accessibility of customer service and communication channels.
In this vein, and within the global Telefónica Accesible project, we are seeking to integrate the Design for All concept into our value chain from the very conception of our products and services, and we are doing so through the Responsibility by design project mentioned above.
Some of the most emblematic solutions that the Company has developed to meet the needs of people with disabilities and older people are the following:
•Movistar+ 5S, a feature that allows customers with hearing or visual disabilities to access the contents of the Movistar+ television platform under a triple accessibility system: Spanish sign language, subtitling for the deaf and audio description. In 2020, all Movistar+-produced content was released with this feature.

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•Mapcesible, a collaborative platform on which people can map the accessibility of the places they have visited and consult scores to plan their daily journeys.
•Accessible terminals for ONCE lottery ticket sellers, which incorporate text-to-voice conversion systems, special protection systems to withstand falls and adverse weather conditions, a more powerful scanner and bar code reader and a screen using the Braille system, among other accessibility features..
In addition to training and raising awareness among those working in the areas responsible for these services, developing technological solutions that enable access to information for people with disabilities requires us to work with benchmark associations in the field of disability to gain a better understanding of the needs and demands of this segment. In Spain, we work with Fundación ONCE, Ilunion and CNSE, among others.
At the same time, we are working to ensure the same user experience for all our customers by improving the accessibility of our online and offline customer service and communication channels. To this end, we provided training on accessibility criteria for the teams working in key areas such as Communication, Marketing and Branding.
Additionally, we improved call centre accessibility in some of our operations. This is the case in Colombia and Spain, where our customers with hearing disabilities can now communicate via video-interpretation. In Mexico, we included sign language and accessible text and audio in our contract formats.
We also adapt our stores to our users’ different capacities. Some examples are the magnetic loop service in use in stores in Spain and the United Kingdom, and the video-interpretation service in stores in countries such as Chile and Brazil. In Argentina we have implemented and developed the inclusive customer care tool API, which uses an app to reduce the barriers to in-store communication with our customers. In addition, we have trained our operations' salesforce in specific approaches to serving people with disabilities.
As far as terminals are concerned, we provide information on the accessibility features of mobile devices in our catalogue. This means customers can identify the best terminals for overcoming visual, auditory, cognitive and dexterity difficulties through a set of icons.

2.3.6. Network quality and availability
It is our responsibility to guarantee maximum access speed and information transmission capacity 24 hours per day from any device and place and in any situation.
This commitment was strengthened more than ever in 2020 as a result of the global crisis triggered by COVID-19. The traffic our infrastructures had to support increased by up to 50% at the worst moments of the pandemic compared to the traffic recorded the previous year on the same dates. Yet despite this we maintained our levels of quality and service when they were most needed.
Education, many working activities, health care and commercial activities, etc. could take place online through our networks, demonstrating that our longstanding commitment to achieving one of the world's most efficient and developed broadband infrastructures was worth it.
To ensure quality and service levels, we are constantly evaluating and monitoring them, thus allowing us to respond immediately to any incidents that may arise.
The International Telecommunication Union (ITU) defines quality of service as the totality of characteristics of a service that bear on its ability to satisfy the needs of a user of the service. Our commitment to our customers is to guarantee an optimal, uninterrupted service and always be transparent with regard to our network status, even during the most adverse situations.

Connectivity constitutes the basis of our business, which is why we invest heavily in quality, resilient infrastructures to ensure that every day more households have the opportunity to access the digital world.

We publish regular updates on the quality of our services and provide online tools for users to check the status of our networks in real time.

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O2 Network Status

We also report on the upload and download speed of the Internet connection from any location (e.g., the Movistar speed test). This gives our users access to quality information, enabling greater efficiency in the use of connectivity and early identification of potential incidents.

Movistar speed test

By relating the different functions of an electronic communications service —such as dealing with contracting, maintenance, connection and billing— to the various criteria used to assess the quality of service performance of these functions (speed, precision, availability, reliability, etc.), it is possible to determine a set of observable and measurable parameters that can provide an objective and comparable representation of the quality of the service provided to the user.
2.3.6.1. Quality information and transparency
In line with this premise, we regularly report on the quality of the service and the network; we also have online services that show the status of the mobile network in real time on our portals (see more on the Telefónica website).
We are also aware that natural phenomena, external factors, power outages, etc., can cause occasional localised interruptions to the service. We are continuously striving to create greater resilience in order to reduce the duration of these incidents.
The critical situations that have affected our service over the past year are the following:

Chart of critical situations by country

CHILE (LOCAL) February 2020
Crisis	Cable stolen (affecting Voice + Internet services)
Type of crisis	Cable stolen
Impact
There was a growing wave of cables being stolen, impacting the copper network. It affected 573 cable points nationally and left over 45 thousand customers without service (Voice+Internet).
This mainly affected the metropolitan region, although the damage was concentrated in five regions in the central-southern area of Chile: Metropolitan RM, Valparaíso V, O'Higgins VI, La Araucanía VIII and Los Lagos X.

Actions	The crisis committee was activated on 14 February 2020. Measures were put in place to restore the service.

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SPAIN (LOCAL) April 2020
Crisis	Outage of the central hosting service of the Valencia DPC
Type of crisis	Software failure
Impact	Lack of landline voice service affecting 80,728 lines, although the emergency services switchboard was not affected.
Actions
In the first instance, the service was re-established, leaving the malfunctioning processor blocked and recharging, and using the paired processor and the central configuration data from a disk back-up copy.
On the night of 14 April, work was performed on the processor that had been blocked by loading the back-up copy and leaving it active. It was not necessary to perform a change of hardware.

MEXICO (LOCAL) October and December 2020
Crisis	Station failure and power failure
Type of crisis	Communications failure
Impact	In October, the failure of the Huawei 6910 stations affected approximately 152,000 customers in the regions of Jalisco, Nuevo León, Acapulco, Toluca and Tijuana. In December, the mass failure of the CFE affected 169,645 customers in Aguascalientes, Quintana Roo and other regions.
Actions	The supplier sent a fix to solve the model at the station and in December the CFE restored commercial power.

ECUADOR (LOCAL) March 2020
Crisis	Power failure
Type of crisis	Power failure
Impact	There were power outage in the provinces of Guayas and Santa Elena in four time periods due to power failures and problems with back-up batteries.
Actions	The Salinas generator was repaired and the batteries were replaced.

UNITED KINGDOM (LOCAL) May 2020
Crisis	Voice services problems
Type of crisis	Voice services
Impact
Problems for about 2M customers. The failure lasted around 1:35 a.m., leaving affected customers in London, Manchester, Birmingham, Plymouth, or Glasgow without mobile network service, among other locations.

Actions	System correction and lifting

In addition to these incidents in the network service, other situations arose which were managed directly by Telefónica's Global Crisis Committee due to the seriousness of the situation, such as the problems caused in Colombia by hurricane Iota (there is more information on these in the Chapter on Digital Trust).

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In addition to managing the exceptional situations that can affect our service, the quality of our landline and mobile networks is constantly monitored to ensure the availability of our service at all times.
Mobile network

Lastly, and in accordance with the international SASB standard (the Telecommunication Sustainability Accounting Standard), we assess a series of indicators relating to the quality and transparency of our services. Due to the peculiarities of each technology, these calculations can only be performed based on the network technology, and the results depend on the geography of the regions where the service is operating. For Telefónica Spain, the data for the SASB standard for landline networks are the following (additional information is available in Appendix Table SASB compliance):

SASB Network indicators
Code	Indicators	Value
TC-TL-000.D	SASB network traffic (petabytes)	16,468.53
TC-TL-550a.1 (*)	SASB average interruption frequency	1
	SASB average interruption duration	1
TC-TL-550a.2	SASB systems to provide service during service interruptions	Activation of the crisis committee to perform assessments and implement measures during interruptions. Availability of redundancy service and back-up equipment
TC-TL-520a.2 (*)	SASB average actual sustained download speed of non-associated content (Mbps)	ADSL 15,426 Mbps - FTTH 582,547 Mbps [There is no different evaluation between associated and non-associated content]
	SASB average actual sustained download speed of owned and commercially associated content (Mbps)
TC-TL-520a.3	SASB - risks and opportunities associated with net neutrality	Telefónica has defined its policy in this respect in the Digital Compact
(*) Telefonica Spain data
2.3.7. Milestones 2020 and Challenges 2021

> Milestones 2020:
•During the health crisis, we focused on our customers: we extended promotions to prevent customers from having to worry about their bills; we opened up content to make the situation more bearable; we suspended non-payment-based line disconnections; we offered more favourable debt repayment terms; and we stood by SMEs and companies to support them through digitisation.
•The Responsibility by design approach, which incorporates ethical and sustainability criteria, became an additional requirement in the Company's product and service development processes at Telefónica in Spain.
•In 2020, we achieved an overall NPS of 24%, up 7 points compared to the 2019 result, which was due to the positive results obtained in the United Kingdom and Germany.
•In 2020 more than ever, we continued to be a benchmark partner in addressing the digital transformation challenges faced by SMEs, multinationals and wholesalers.
•We were able to maintain our levels of quality and service when they were most needed: at the worst moments of the pandemic, traffic on our network rose by over 50% compared to the traffic recorded the previous year on the same dates.

> Challenges 2021:
•To increase transparency with our customers by implementing new initiatives such as contract centres, pre-contracts and purchase completion messages.
•To make progress in implementing and evolving our Responsibility by design approach in developing new products and services in other markets.
•To improve the service we provide to our customers and for this to be reflected in their recommendation and in improvements to our NPS and the reputation of the Company in general (Reptrak).
•To enhance the accessibility of our online and offline customer service and communication channels, with the aim of being able to communicate with our customers and society in an inclusive way, leaving no-one behind, regardless of the communication format.

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2.4. Digital Trust

KEY POINTS

We protect our customers’ data through high privacy and security standards, monitored at the highest level.
We are transparent about how, why and when our customers’ data is collected, used, stored and deleted, as well as how we protect it with a high level of security.
We empower our customers to have access to and control of their personal data.
2.4.1. Approach GRI 103
Trust in the use of digital services is one of the key elements in a human-centred digital transition. We want our customers to feel confident about using our products and services, and to be aware that we respect their rights at all times, offering them choices about the use of their personal information. In short, we want our customers to be in control of their digital experience.

We have therefore defined digital trust based on four pillars that shape our commitment to the customer.

Digital Trust

Privacy	Security	Artificial intelligence	Responsible use

Transparency and access to take control of data.	Security of networks/systems to ensure the integrity, availability and confidentiality of information.	Ethical use of artificial intelligence (AI) to promote people-centred digitisation.	Protecting the most vulnerable groups.

Digital Trust by Design

Each pillar stands for policies and processes that not only ensure compliance with growing regulation, but also increase transparency in how we manage data privacy and security.
In this way we ensure that our customers are informed at all times about:
•How and why their data is collected, stored and used.
•The fact we protect their data with a maximum level of security.
•The fact we commit ourselves to using artificial intelligence ethically.
•The fact we promote the responsible use of technology, especially when it comes to vulnerable groups such as minors.
Our Digital Trust by Design approach also incorporates these policies into the design, development and management processes of our products and services.
The body responsible for all issues related to digital trust is the Board of Directors, as indicated in the governance section of each issue.
2.4.2. Privacy GRI 103
2.4.2.1. Strategy
The privacy strategy is based on three pillars:
•PROTECTION: Protect our customers’ personal data through robust policies and processes.
•TRANSPARENCY: Be transparent about how and why we collect, use, store and delete our customers’ personal data.
•EMPOWERMENT: Empower our customers through simple and secure tools so that they can control the use of their personal data.

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2.4.2.2. Governance
Telefónica has an array of processes designed to ensure its commitment to the right to privacy of all persons whose data we have access to. These processes are described in the Governance Model Rule on Personal Data Protection, whose lines of action are designed to ensure sufficient means and resources to guarantee that privacy management is in keeping with corporate strategy.
Privacy governance

The person responsible for the Group’s Personal Data Protection function is the Data Protection Officer, who reports directly to the Board of Directors of Telefónica, S.A. through the Audit and Control Committee. To ensure compliance with this function, the different corporate areas meet biannually as part of the Governance Model Monitoring
Committee, the Business Committee and through the Local Data Protection Officers.
In addition, the Sustainability and Quality Committee (a permanent committee of the Board) is responsible for promoting and monitoring the implementation of

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Telefónica’s Global Responsible Business Plan, which includes specific targets in the area of privacy. The Board is informed monthly about the implementation of the plan by the Corporate Ethics and Sustainability department, which runs the Responsible Business Office and includes the heads of the global operational areas.
2.4.2.3. Policy
We promote and review different global and local policies and processes to strengthen our commitment to the right to privacy of all persons whose data we have access to through the definition and implementation of operational privacy domains throughout the data lifecycle.

Privacy regulations

Global Privacy Policy Corporate Rule Approved by the Board of Directors of Telefónica, S.A. Telefónica, S.A. 3rd Edition: September 2018	Governance Model Rule on Personal Data Protection Corporate Rule Approved by the DPO Office department of Telefónica, S.A. Telefónica, S.A. 1st Edition: September 2018	Global Rule on Requests made by Competent Authorities Corporate Rule Approved by the Ethics and Sustainability department Telefónica, S.A.

Updated in 2018, it establishes obligatory rules of common behaviour for all the Company’s entities, laying the foundations for an approved privacy culture based on the principles of legality, transparency, commitment to the rights of the data subjects, security and limitation of the retention period.	Approved in 2018, it establishes the strategic, organisational and operational, and management framework applicable to the different actions in the field of data protection.	Updated in 2019, it sets out the principles and minimum guidelines that must be referred to in the internal procedures of each of the Group's companies/business units/OB to comply with their duty to cooperate with the competent authorities as regards our customers' data.
2.4.2.4. Lines of action GRI 103
Our lines of action in the area of privacy are configured around the following subjects:
•Privacy by Design (PbD)
•Digital privacy
•Transparency initiatives
•Client empowerment
•Consultation and complaint mechanismsión
Privacy by Design (PbD)
The principle of Privacy by Design (PbD) is undoubtedly one of the Telefónica Group’s essential, strategic pillars and is defined in its compulsory internal regulations.
The concept of Privacy by Design entails, among other relevant matters, the entire organisation’s duty to establish a data management governance model to ensure consideration not only of the application of privacy protection measures from a legal and security point of view in the early stages of any project, but also all the business procedures and practices related to each processing activity or project involving personal data.
We have our own Privacy by Design Guidelines to define the set of rules, standards and legal and security processes that must be taken into account to comply with Privacy by Design obligations. This is in accordance with the legal framework and our Global Privacy Policy, both of which are to ensure that the rights and freedoms of the individuals who hold the personal data are guaranteed as from the initial definition of any processing project or activity.

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These practical guidelines stand as reference documents for those Telefónica Group professionals whose functions include the conception, definition, development, standardisation and evolution of products and services. They also apply for internal use cases (IUCs) that directly or indirectly involve the processing of personal data and consequently affect the right to privacy of individuals, whether they are customers, users or employees, etc.
In addition, product managers are always supported by the specialists in the Privacy and Security area of each company and/or business unit of the Group, in order to ensure that all necessary legal and security requirements regarding privacy are taken into account from the very moment of the design of the specific product, service or internal Telefónica use cases in question.
We use a risk management-oriented approach of proactive responsibility (i.e. critical and continuous self-analysis of each company in the fulfilment of the obligations required by data protection regulations). The aim is to establish strategies that incorporate privacy throughout the entire data life cycle in the processing operations of each product or service: collection and obtainment, processing, exercise of rights and retention and deletion
When defining or developing any Telefónica Group product or service, the practical application of Privacy by Design throughout the process involves aspects such as: (i) the lawfulness and definition of the legitimising grounds for the processing; (ii) the guarantee that the data is secure and that the most appropriate security measures are being applied according to the potential risks; (iii) their transparency in the privacy clauses and policies in relation to the data subject; (iv) the minimisation of data in that it must be strictly necessary for the purposes of the processing; (v) the commitment to the data subjects’ rights; and (vi) the limitation of the period of retention, among others.
The PbD process that was defined by the Telefónica Group’s Global Data Protection Office includes at least the following activities:

Proceso de Privacidad por Diseño

Main process
Potentially high-risk processing?
Approval of the processing
New processing of personal data
Definition and design of the processing activity
Record of the processing
Need for impact assessment (PRE-PIA)
NO
YES
Basic Analysis of Risks
Proposal of basic controls
Implementation of basic controls
Start of processing of personal data
Does it mitigate the potential high risk?
Impact assessment process (PIA)
Carry out impact assessment (PIA)
Proposal of basic and additional controls
YES
NO
Implementation of basic controls
Implementation of additional controls
• Objective criteria of the need for PIA
• Catalogue of privacy risks
• Catalogue of controls
• Control application rules
• Automation
• Approval of the processing
Prior consultation process
Prior consultation with the control authority
Response from the control authority
Proposal of basic and additional controls

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Digital Privacy Framework
At Telefónica, the PbD process is digitised through the Digital Privacy Framework implemented in the systems and platforms where processing takes place, such as the 4th platform.
The Digital Privacy Framework defines the global legal and privacy strategy framework with respect to GDPR and ePrivacy in data processing platform products and systems.
The Digital Privacy Framework adapts privacy guidelines to a technological reality by standardising and conceptualising the functional and technical requirements of the dynamics of privacy systems and applying them automatically and digitally to processing.
This digitisation is implemented by design and by default, and naturally enables us to build a transparent ecosystem, making it possible to build a dynamic and automatic privacy process between the customer and the systems that carry out the processing, in compliance with the GDPR.
In 2021, significant progress will be made in the digitisation of ePrivacy processing, and the personal data anonymisation tool will be available to add another layer of robustness to the Digital Privacy Framework.
Transparency initiatives
One of the challenges and key elements in privacy is to ensure transparency, and we aim to make privacy more human and understandable by applying the principles of human-centred design. In this regard, at Telefónica we are committed to putting transparency into practice by including it as one of the principles of the Global Privacy Policy and developing different initiatives to implement this principle:
a. Global Privacy Centre
The public reference point for our global privacy and security policy and processes. It is where our stakeholders can find all the information they need easily and in a simple format by means of visual and graphic resources.
b. Operators’ Privacy and Security Centres
In 2020, new local Privacy and Security Centres were updated and created on the commercial websites of Telefónica Group operators. To roll out this project, we first conducted a study to understand our customers’ perception of the use of their data. The study was the result of customer surveys, with more than 600 interviews in each of the 8 countries covered in this Report. The aim is for both our customers and any stakeholder to be able to obtain information, in a simple, digital and understandable way, on the processing of personal data performed by the operators, as well as other relevant information on privacy matters, such as the channels and means for exercising their rights, the security and confidentiality measures adopted to process their data and the privacy and security processes we adopt from the design stage. These Centres also include other relevant information such as the privacy terms and conditions applicable to our products and services, transparency reports, our Artificial Intelligence Principles, and the security and child protection issues that apply in all digital environments. The Centres are currently available or in the process of being launched in 100% of our operators.
c. Telecommunications Transparency Report
We publish an annual report on the requests we receive from the competent authorities in the countries in which we operate on lawful interception, metadata associated with communications, blocking and restriction of content and geographical and temporary suspension of services.
We follow a strict procedure for all requirements as set out in the regulations in response to requests from the competent authorities. This also guarantees fulfilment of our obligations in terms of collaboration with the authorities and the protection of the fundamental rights of those affected, as set out in our Chapter on Human Rights.
A total of 4,193,120 requests for customer information from competent authorities (lawful interception and access to metadata) were recorded in 2020. Of these requests, 36,598 were rejected, which means that 99% of the requests were executed. The number of accesses/customers affected is 6,025,744,
Client empowerment
As part of our principle of transparency, Telefónica provides its customers with access to the data they generate during the use of our products and services – data that are collected in the so-called “Personal Data Space” of 4th platform and which are accessible through different channels such as the Transparency Centre in the Mi Movistar app.
2020 saw the launch of the Transparency Centre in Spain, which offers all customers access to their privacy preferences and the management of data collected in the Personal Data Space, which is currently available to a group of users through the “My Movistar” application (in the Security and Privacy section of the User Profile).
In the Transparency Centre, through the Privacy Permissions section, customers can manage the legitimising grounds relating to the use of their data for certain purposes. The Access and Download section offers useful views of different types of data, with a user-friendly experience and in keeping with privacy criteria. It also has the option to download a document with further details of the datasets.
Our intention is to have the Transparency Centre available in all channels by 2021. Our customers will be able to access it from the movistar.es online channel, where both functionalities will be offered, and it will also be accessible from the television for the same groups of customers who currently have these functionalities.
The Transparency Centre experience has been designed to be user-centric, avoiding complex legal language and explaining the purpose for which data is processed and the nature of that data within Telefónica, providing clarity, transparency and reinforcing trust.
The Transparency Centre represents the next step towards

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fulfilling our promise to give our customers features for them to control and ensure the transparency of their data, always in accordance with applicable privacy regulations. For example, in Europe these processing activities will be fully aligned with the General Data Protection Regulation (GDPR).
Consultation and complaint mechanisms
Besides the mechanisms established in the Privacy Policies and Centres, Telefónica has implemented other means of consultation and mediation to deal with privacy issues:

a. Responsible Business Channel: We have a public channel on our website via which all our stakeholders can consult or complain about any aspect related to the Responsible Business Principles. In 2020, 15 communications on privacy and 0 on freedom of expression were processed or received a reply or remedy.
b. Voluntary mediation system with AUTOCONTROL: This system has been operational since January 2018 to provide a swift response to complaints related to identity theft and the receipt of unsolicited advertising. The procedure was developed by the Asociación para la AUTOrregulación de la Comunicación Comercial (AUTOCONTROL) in collaboration with the Spanish Data Protection Agency (AEPD). It also involves the participation of Orange, Telefónica and Vodafone and is open to other entities. This information can be found in the Movistar Privacy Centre.

2.4.3. Security
2.4.3.1. Strategy
The increase in the number and complexity of security threats, together with their diversification, leads to the constant application and management of security measures. For this reason, we believe that security should be considered a process of continuous improvement, and understood as an integral concept that encompasses physical and operational security, information security including cyber security, business continuity and fraud prevention.
The security strategy is based on a number of processes and activities that reinforce the Company’s business operating processes and transformation initiatives. This group of processes is encompassed in a security management system that conforms to international reference frameworks and standards such as ISO 27001 and NIST.
2.4.3.2. Governance
To achieve effective protection of the Telefónica Group's assets, including services and data, and to ensure the necessary resources and support, it is essential for the Security area to have the backing of the Company’s management and report to the highest level. The Security area is indexed on a solid organisational structure starting from the Board of Directors through its Sustainability and Quality and Audit and Control Committees, to the security structures in the local operators.

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Governance Committee

Board of Directors
Audit and Control Committee
(Permanent Committee of the Board)
Sustainability and Quality Committee
(Permanent Committee of the Board)
It supervises, among other things, specific issues relating to privacy, through reports regularly submitted by the Global Chief Security and Intelligence Officer.
This officer is responsible for the Global Security and Intelligence Function at Telefónica and for establishing the global security strategy, leading the security-related regulatory framework, and guiding and governing global security initiatives.
It supervises and reviews the Responsible Business Plan and analyses, drives and supervises the objectives, action plans and practices as regards Digital Trust, including issues such as Privacy, Safety, Artificial Intelligence and Child Protection.
Global Chief Security and Intelligence Officer
Global Security Committee
Country Chief Security Officers
Local Security Subcommittees

The chief responsible of the Global Security and Intelligence department in Telefónica is the Global Director of Security and Intelligence who has been delegated the authority and responsibility by the Board of Directors of the Company to establish the global security and intelligence strategy, as well as to lead the security and intelligence policy framework and to guide and govern global security and intelligence initiatives.
The Global Director of Security and Intelligence reports to the Board of Directors of the Company through the Audit Committee and the Sustainability and Quality Committee.
In each Telefónica Group company, there is a local security responsible/head, proposed by the Global Director of Security and Intelligence.
For the purposes of governance and coordination, there is a Global Security Committee, which is chaired by the Global Director of Security and Intelligence, and its members are the corporate heads of different areas of the Company (Compliance, Audit, Legal, Technology and Operations, People, Sustainability, etc.), and the country responsibles/heads of security. There are also local security sub-
committees chaired by the local security responsibles/heads. They collaborate in the definition of strategic initiatives and global guidelines, and implement them in each Telefónica group company.
In addition, the Global Security and Intelligence area promotes and drives the Global Digital Security Committee, in which several members of the Company’s Executive Committee participate.
Furthermore, Telefónica has a Security Advisory Council involving significant external figures of the Company in the broad field of Security and Intelligence. Its aim is to offer advice based on best industry practices and give its opinion on the Company’s strategy in security and intelligence matters.
2.4.3.3. Policies and processes
The security lifecycle aims to protect the Company against potential damage, protecting people and property, and guaranteeing the confidentiality, integrity and availability of the Company’s information assets, including services and data. To achieve these objectives, we promote and update different security policies and processes to adapt them to

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the changing context and new risks as they are identified. This group of processes is included in a Security Management System compatible with international reference frameworks and standards, and integrates a cycle of continuous improvement. Likewise, and following the process of continuous improvement, the policies and processes are adapted to the monitoring and measurement of the activities and processes of the security life cycle.

Security Regulations
Governance Security committees

Global Policy Global Security Policy Corporate Rule	Global Regulations Security Regulations Global Rule

Global Rules

• Management of Incidents and Emergencies
• Analysis of Security Risks
• Business Continuity
• Security in Development Life Cycle
• Security in the IT Infrastructure
• Security in Network and Communications
• Cybersecurity
• Change Management
• Classification and Processing of Information
• Asset Management
• Access Control
• Physical Security
• People's Safety
• Prevention and Management of Fraud in Telecommunications
• Supply Chain Security
• Security Governance

Updated in 2019, it complies with national and international standards and regulations on physical and digital security, and lays down the guiding principles applicable to all the companies that make up the Group.	It develops the principles and general guidelines of the Global Security Policy and refers to several global regulations that establish the necessary controls and processes to guarantee security in each specific domain.	Based on the Regulations, local procedures and documents are generated. They contain the details of the actions to be performed to ensure compliance with controls and coherence with the Global Security Policy.

Processes
Monitoring and measuring. Audit and control. Security indicators (KPIs).
Our security control framework is formalised in official certifications, such as ISO27000 or PCI-DSS, wherever efficient or necessary for customer relations and compliance processes, and we may require our IT service providers to have certified security management systems or ISAE 3402 reports or similar.

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2.4.3.4. Lines of action
Security is one of the pillars on which the Telefónica Group’s global organisation is built. It is understood as a comprehensive concept that aims to protect assets, interests and strategic objectives, ensuring on the one hand integrity and on the other removing potential threats that could damage value, affect confidentiality, reduce effectiveness or alter operation and availability.
Integral security includes not only physical and operational security (of people and goods), but also information security, cybersecurity, information technology security, network security, business continuity, fraud prevention and any other relevant area or function whose objective is corporate protection against any form of potential damage or loss.
The security activities carried out by the different organisational structures, those responsible for assets and employees are governed by the principles of legality, efficiency, co-responsibility, cooperation and coordination, for whose promotion, management, control and improvement the appropriate mechanisms are to be established.
The Company’s Global Strategic Security Plan, reviewed and approved by the Global Security Committee on 26 November 2020, aims to integrate security policy into the broader framework of Telefónica's strategy, and identifies and prioritises the main lines of action and associated resources; for example, Security by Design and Supply Chain Security. In 2020, security measures related to remote access and teleworking were reviewed and reinforced due to the situation caused by COVID-19.
Telefónica’s main lines of action in this area are as follows:
•Digital security or cybersecurity
•Physical or operational security
•Security by Design
•Supply chain security
Digital security or cybersecurity
Digital security is a key element of our business. Its ultimate goal is to ensure our resilience, in other words, our ability to withstand and contain attacks so that our business is either not affected at all or, if it is affected, the level is tolerable. This is applied in practices, processes, tools and capabilities that aim to anticipate and prevent cybersecurity risks.
Given the current context of cybersecurity and Telefónica’s status as a digital operator, special focus is placed on the following processes:

a.Cyber-intelligence and incident management
We have tools and capabilities for the entire cycle of potential incidents:
•Anticipation, before it can affect us.
•Prevention, ensuring the protection of both facilities and assets, as well as customer data and identity.
•Detection, through twelve Security Operation Centres.
•Response, through a network of 15 Incident Response Centres (CSIRT) working in a coordinated manner at local and global level to resume normal service as soon as possible and with the least possible impact.
Our approach to cyber-intelligence is based on a proactive approach, applying knowledge and technology to achieve the required levels of protection by quickly detecting breaches or attacks on assets. We also build the technical and human capabilities needed to respond effectively and quickly to any breach or incident in order to minimise attacks and their consequences.
We have a bug-bounty programme in place with selected industry experts.
We have a global network of Incident Response Centres (CSIRTs) that coordinate to understand and analyse the risks of potential cyber-threats, monitor the serious bugs in the most critical technological assets, establish relationships with other national and international CSIRTs/CERTs in the public and private sectors, detect potential security incidents that affect the organisation’s technological assets and respond to and manage security incidents.
In 2020, 1 single high-impact security incident was managed. We consider high-impact incidents to be those that meet certain criteria determined at global level (e.g. economic, legal, service or media impact). In the aforementioned incident there was no leakage of customer data and existing response protocols were followed.
Lessons learned from incidents are a major part of the feedback used in security improvement projects for processes and technological capabilities and platforms.
The CSIRT Network CyberExercise is an initiative by the global CSIRT that offers an evaluation, training and coaching environment specifically designed for incident response teams. It involves teams from Telefónica's international CSIRT network.
We have a global public mailbox via which users can report bugs or threats that could affect Telefónica’s technological infrastructure. The mailbox is located in the Global Privacy/Security Centre. There are also equivalent local mailboxes at each of our locations.
Since 2015 the Company has had various insurance programmes in place to soften the impact a large number of risks could have on the balance sheet. In particular, there is cover for cyber-risks that could cause a loss of income, loss

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of customers, extra costs or recovery costs for digital assets, among other costs, and cover for technological errors and omissions in the event of claims for damages to customers and third parties in general. The current global insurance limits are:
•Cyber-risks insurance: € 100,000,000
•Technological errors and omissions insurance:
€ 300,000,000 .
b. Network security
Our approach to networks and communications is based on a good knowledge of our assets and sites, as well as their characteristics and their importance for the business. Accordingly, our networks are properly planned and executed in keeping with applicable security requirements to minimise the risk of downtimes, unauthorised access or destruction.

Telefónica’s role as a telecommunications operator makes it essential to improve controls for the security of its own fixed and mobile communications networks and infrastructure and the associated service platforms (e.g. video, IoT). Accordingly, the aforementioned security processes are applied in an integral manner to manage the risks associated with attacks and the exploitation of bugs in networks and protocols. This involves significant activity with our main technological partners and international organisations (e.g. GSMA) to reduce potential impacts. Examples can be found in the work done on 4G/LTE, SS7, BGP and other critical enabling technologies.
It is also worth highlighting the importance of the evolution to 5G and the Company’s position in actively contributing to making the new networks as safe as or even safer than their forerunners. The Company’s technological developments in this area, such as the evolution of our network virtualisation platform, UNICA NEXT, network splitting and new radio access technologies are considering Security by Design.
Physical and operational security
In the field of operational security, the Company strives continuously to improve its capabilities for the physical protection of infrastructures and assets. Accordingly, it has several ongoing programmes, in particular:
•The interconnection of control centres to create a resilient network that reinforces the availability of infrastructures for surveillance and protection services;
•The management of travel security for Telefónica
personnel, which substantially improves response time and mechanisms for dealing with incidents occurring during a business trip;
•The implementation of consistent digital procedures and tools for global security monitoring.
Security by Design
Importance is placed on security from the earliest stages in every business area to make sure it is an integral part of the entire technology life cycle. The approach is based on: the risk management and analysis process; the development of in-house technologies, which make a commitment to innovation and national technology; employee awareness; and the security requirements demanded of our supply chain.
•Design of secure systems: Security requirements are a consideration from the design phase of applications and systems, incorporating controls against known bugs and ensuring that there are no security weaknesses at source. This results in systems and applications that are more resistant to malicious attacks.
•Reception by management bodies of consolidated monitoring and control information for analysis: The analysis is used to define the preventive actions to be included in the strategic plan, considering security by default and from the design phase. It also reviews the aspects required in the Global Security Policy and regulatory frameworks to take into account the appropriate considerations.
Supply chain security
For some years now, establishing a baseline of compliance with security requirements for our suppliers, and identifying the risks associated with the provision of a service/product, has been a priority for the Telefónica Group. This is why in 2020 we continued to support and evolve the implementation of the Supply Chain Security initiative.
This year has been essential in this transformation thanks to the creation of a tool called 3PS+, which allows the entire process of managing security aspects throughout the supplier lifecycle to be digitised. This tool is an application that allows the user to have all the information related to the security aspects of a procurement process and its suppliers before contracting, during and after delivery. Its main characteristics are as follows:

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Supply Chain Security Process
•Before contracting, the application allows the user to generate security requirements for new procurement processes that can be interacted with, e.g. by generating and modelling security requirements; uploading the answers given by suppliers; obtaining objective assessments of the level of compliance, etc.
•During provision of the service, the user has the possibility of monitoring the security aspects related to the service. To this end, the system generates alerts based on the start date of the service and the selected monitoring period, and allows the user to record relevant information that could pose a risk to Telefónica’s assets.
•After delivery of the service, the user can control how the provider’s output is executed, and mitigate or even avoid the most common security risks at service termination: failure to block physical and logical access, failure to check VPNs/ports/systems used for services, etc.
All Telefónica Group employees worldwide have access to this tool, which simplifies and facilitates not only the obtaining of security requirements, but also the knowledge and management of the risks involved in the provision of a service/product by a supplier.

2.4.3.5. Business continuity and crisis management
Strategy
The Business Continuity function integrates various activities and processes aimed at improving the Company’s resilience in all its aspects.
In this area, our priority as a company is to ensure the following in the event of a crisis:
•Protect the integrity of people, ensuring the well-being of employees and collaborators.
•Provide the agreed services to our customers, with the agreed availability and quality.
•Protect and look after the interests of our shareholders and institutional investors.
•Comply with our regulatory and legal obligations.
•Protect and secure the business from a sustainability point of view.
The Business Continuity function is included in the Global Security Policy. The details of this function are defined in the Global Business Continuity Regulation and in various pieces of global and local documentation corresponding to each business unit.
To ensure its continued evolution and support from the Company’s management, this initiative is included as part of the Global Security and Intelligence Directorate’s Strategic Plan in the form of a Global Crisis Management Plan, which in turn is composed of the Global Crisis Management Project and the Global Business Continuity Project.

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Global Crisis Management Plan
The Company’s strategy has evolved in recent years from a distributed model to a global model. This has entailed strengthening the following aspects:
•Strategic vision: The global threats facing the Company require global action. Having a strategic vision of the Company’s business continuity enables global decisions to be made that result in greater resilience.
•Effective crisis management: This entails having a proven crisis management model, common to the entire Company, both in its definitions and in the execution of its procedures.
•Coordination and collaboration: The organisational model guarantees, aligns and promotes the homogeneous development of business continuity in the various business units.
•Standardisation of measurement: This allows us to measure, without bias, various indicators that show us the degree of maturity from the business continuity point of view, and the level of resilience of the Company. It also allows us to set SMART objectives for the medium and long term.
Each business unit has its own local Business Continuity Office, and all local offices are aligned and coordinated through the global office, functionally located in the Global Security and Intelligence Directorate, which is part of the Company’s corporate area.
The Company has a Crisis Management Plan consisting of a Global Crisis Management Project and a Global Business Continuity Project, which is based on international standards such as ISO 22301 for business continuity management and ISO 22320 for emergency management.
For the execution of the Crisis Management Plan: the processes of each of the areas are identified, detecting scenarios that could lead to their interruption; potential treatment plans are considered; the business continuity strategies to be applied are decided; and, if necessary, business continuity plans are generated with the appropriate actions to be taken.
At least 2 global simulations are carried out annually, one to check business continuity mechanisms and another simulating a crisis scenario, unless during this period there has been an opportunity to check the effectiveness or identify opportunities for improvement due to real continuity or crisis management situations.
Governance model
The strategic evolution of the Company’s Business Continuity function requires its own corporate governance. To this end, the Global Business Continuity Committee is responsible for making strategic decisions on aspects related to business continuity for the Telefónica Group. This body enables the definition of an overall strategy to take business continuity into account by design, ensure that the necessary resources are available and define where efforts need to be focused.
Similarly, local business continuity committees are defined as the bodies responsible for ensuring business continuity in each business unit. Their function is, on the one hand, to guarantee the implementation of the strategic decisions made at a global level and, on the other hand, to transfer the needs, achievements and maturity indicators that allow a holistic view of business continuity in the Telefónica Group.
The business continuity committees, whether at global or local level, prioritise and focus the resources of this function where they can generate the greatest impact and value for the Company, based on the following focal points:

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•Strategic services
•Strategic projects
•Strategic suppliers
•Organisational aspects
Business continuity in the Telefónica Group has evolved from a model distributed among its different business units to a global model through the creation of a Global Business Continuity Office (OGCN according to the Spanish initials) that coordinates the different local Business Continuity Offices (OLCN according to the Spanish initials).
The Global Business Continuity Office is also the vehicle that transfers the different strategic decisions defined by the Global Business Continuity Committee to the Telefónica Group’s business units.
On an annual basis, each local Business Continuity Office, under the prism of the Global Business Continuity Project, generates its Statement of Work (SOW). The SOW represents the planning of business continuity work and tasks to be addressed in the next 12 months.
Local Business Continuity Offices also conduct a business impact analysis (BIA), which identifies the most relevant processes or services in relation to their tolerance to unavailability and business impact.
The list of processes, together with their level of relevance, will be taken into account in each local office’s decision on the target scope.
Business continuity maturity in the Telefónica Group
The Telefónica Group has established a business continuity maturity model based on four levels and aligned with ISO Standard ISO 22301. The four levels are:
1.Planning: Includes the preparation of a Statement of Work (SoW) detailing the scope of business continuity and a plan of the activities to be undertaken in the relevant year.
2.Implementation and operation: Contains the set of deliverables aimed at establishing and documenting the different existing business continuity mechanisms – impact analyses (BIAs), risk analyses, continuity plans, return to normality plans, etc.
3.Monitoring and evaluation: Assesses the effectiveness of the business continuity arrangements in place by testing them in realistic and bounded scenarios. Indicators are available to assess the performance, maturity level and implementation of the overall business continuity project.
4.Maintenance and improvement: Brings together both lessons learned and opportunities for improvement from business continuity testing and improvement initiatives arising from annual planning.

Business continuity maturity model

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In terms of business continuity process management capabilities, this homogeneous maturity model allows the different units to define medium and long-term objectives. It also provides the Telefónica Group with a holistic and consolidated vision that accompanies its strategic decisions.

Over the last few years, the evolution of the Telefónica Group's maturity level has allowed us to reach an optimised level, which means that the defined business continuity mechanisms have been established, tested and lessons learned:
Evolution of the degree of maturity

Crisis management
The Telefónica Group’s Global Crisis Management Project is structured on the basis of four distinct layers.
1.The first layer defines and classifies, in a univocal and homogeneous manner, the crises, their typology and the general strategy for dealing with them in the Company.
2.The second layer defines, in a univocal and homogeneous manner, the roles, responsibilities, means and channels involved in crisis management, as well as the relationship and responsibilities between Crisis Committees.
3.The third layer groups together the procedures, plans and documentation necessary for crisis management.
4.The fourth layer defines, on a global basis, the architecture of warning systems, secure communication and, in general, the aspects related to digitisation that support the activities of the different Crisis Committees.

Layers of crisis management
Crisis •Definition •Classification (local, regional, global) Overall strategy
Crisis Committee •Chairman •Members and Boards •Media and channels
Procedures •Crisis Response Procedures •Business Continuity Drills/Plans •Communication plans
Architecture •Alert System •Secure Communication System •Crisis Committee Support System

The Global Crisis Management Project provides additional and complementary mechanisms to business continuity, making it possible to manage incidents that have a broad impact on the Telefónica Group.
Three types of crises are described as part of the modelling:
•Local crisis: Confined to one organisation or business unit of the Telefónica Group in one country.
•Regional crisis: Confined to several countries belonging to the same geographical region.
•Global crisis: Present in several companies or business units of the Telefónica Group in more than one country.
Depending on the type of crisis that is triggered, there are active protocols and means of alert, notification, management and coordination, which are known to all those involved in the Global Crisis Management Project.
The main role in crisis management is played by the members of the Crisis Committee, whether global or local. There is a differentiation between permanent members who participate in any activation, ad hoc members who participate depending on the typology of the crisis, and working or support panels for these members.
The Global Crisis Management Project enables the Telefónica Group to:
•Accelerate the decision-making process.
•Enable a unified crisis management model.
•Centralise the receipt of information.
•Act as a unified tactical and decision-making figure.

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•Decide how to act based on the crisis scenario being faced and, building on the business continuity aspects worked on previously, avoid making decisions “in the heat of the moment”.
•Reliably transmit information about what has happened to customers, authorities, organisations or any other stakeholder.
Finally, it defines the obligation to conduct tests and simulations on different scenarios that could potentially be harmful to the Company. By carrying out these drills, the following actions can be performed and improved:
•Assessing reactions to particular circumstances.
•Assessing the preparation of documentation to support crisis management activity.
•Assessing the coordination mechanisms.
•Preparing Crisis Committee members to take action.

COVID-19
During the exceptional situation generated by COVID-19, the Business Continuity Offices have continued their work to identify the most important processes, both to ensure that they are sufficiently robust and to guarantee the resilience of the Company.
As a result of the pandemic, both the crisis management process and the available resources have been activated satisfactorily, managing to maintain at all times the service levels agreed with customers and adapting the network capacity to changes in demand. This scenario has enabled the practical application of the Global Crisis
Management Project in all Telefónica Group business units, strengthening the common management model, the standardisation of the architecture that supports this function, the digitisation of crisis alert processes and the training and awareness of critical personnel.
The COVID-19 pandemic, which has affected all the territories in which the Telefónica Group is present, has led us to work ceaselessly on coordination, management and decision-making. All areas related to business continuity and crisis management in the Telefónica Group have demonstrated their readiness to deal with such an exceptional situation.
More than 90% of employees have teleworked without notable incidents, more than 80 Crisis Committees and simulations have been activated at regional and global level, there have been hundreds of meetings involving Crisis Committees and Drills at local level (with a frequency adapted to the situation) and there has been a very high level of coordination between the different areas and business units, among other achievements. All these place the Telefónica Group at a very high level of maturity in terms of its ability to react to critical events.
Furthermore, the Telefónica Group has been a fundamental part of society as a whole from the point of view of securing communications. This fact has been recognised and valued by various entities and bodies in all the countries in which the Telefónica Group is present.países donde el Grupo Telefónica tiene presencia.

The following are the four events discussed by the Crisis Committee, in addition to the (global) pandemic:

Events discussed by the Crisis Committee
CHILE (LOCAL) February 2020
Crisis	Cable stolen (affecting Voice + Internet services)
Type of crisis	Cable stolen
Impact
There was a growing wave of cables being stolen, impacting the copper network. It affected 573 cable points nationally and left over 45,000 customers without service (Voice+Internet).
This mainly affected the metropolitan region, although the damage was concentrated in five regions in the central-southern area of Chile: Metropolitan RM, Valparaíso V, O'Higgins VI, La Araucanía VIII and Los Lagos X.
There was an economic, reputational and regulatory impact.
There was no impact of any kind on people.

Actions
The Crisis Committee was activated on 14 February 2020.
This committee is made up of a multidisciplinary team from the Call Centre, Technical Customer Service (ATC),
Network Infrastructure, Quality and Customer Experience, Enterprise and Security areas.
When the committee was activated there were a total of 573 cable points affected, which left 45,576 customers without voice (STB) and Internet (ADSL-VDSL) services.
Daily working group meetings were held to detect, analyse and implement action plans to mitigate the cable thefts in the aforementioned regions.
Following the improvements obtained by initiatives implemented at different stages of the process, a request was made to close the mass failure crisis caused by cable thefts on 31/08/2020, due to the decrease in the number of customers affected.

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PERÚ (LOCAL) June 2020
Crisis	Fire in the Chiclayo office – Department of Lambayeque
Type of crisis	Fire
Impact
Due to the extent of the impact, the main priority was to restore home services (telephony, Internet and TV) mobile services and State services (health, police, among others).
The fixed line network was 47% affected, Internet 50% affected and mobile service 47% affected.
There was a level 2 impact on the business service owing to the fact that the incident occurred on a Saturday and by decree of the Peruvian government shops were closed on weekends due to the effects of the COVID-19 pandemic.
Communications were re-routed through the Piura and Trujillo nodes.
The regulator and authorities were notified in a timely manner, so as not to incur any penalties.

Actions	With the restoration of the power supply, services returned to normal at 12:30 p.m.

BRASIL (LOCAL) September 2020
Crisis	Unavailability of voice and charging services due to data centre power failure
Type of crisis	Power failure
Impact
Unavailability of voice and charging services for 50% of the prepaid customer base and loss of control of the following units in the Federation:
a.PR (Paraná - area codes 41 to 46);
b.RS (Rio Grande do Sul - area codes 51 to 55);
c.SC (Santa Catarina - area codes 47 and 48);
d.SP (São Paulo - area codes 13 and 16).

Actions	As the demonstrators’ reaction intensified, the Crisis Committee was convened to make the appropriate decisions and inform all employees that they were authorised for teleworking. Instructions were also given to protect their physical safety.

COLOMBIA (LOCAL) November 2020
Crisis	Hurricane Iota
Type of crisis	Unavailability of infrastructure – natural disaster
Impact	On 16 November 2020, the Category 5 hurricane Iota passed over the archipelago, with the greatest impact on the island of Providencia, where 98% of the island’s infrastructure was devastated. On the island of San Andrés, there were also strong impacts on infrastructure, although to a lesser degree. The islands had 28 mobile network stations, 6,123 fixed voice customers and 1,327 broadband customers. After the hurricane on San Andrés island 65% of mobile services, 5% of voice services and 18% of broadband services were affected. The island of Providencia was 100% affected and cut off from communication
Actions	On 14 November, alerted by the hurricane forecasts, the Network Service Contingency Plan was activated in order to deploy preparatory measures to respond in the shortest possible time to the impacts that could occur. Thus, with the support of different entities, it was possible to provide personnel and resources to begin the recovery work. For San Andrés, by the third day, most of the island’s services were restored, although due to the damage to a large percentage of the 2G radio base, work began on a plan to modernise the island’s mobile services with the implementation, by 31 December, of 10 new LTE radio bases. In the case of Providencia, Telefónica was the first operator to re-establish communications on Sunday 22 November at 7:00 pm. Subsequently, we continued the recovery of coverage on the island with 4 other sites where temporary 3G solutions were deployed.
2.4.3.6. Security services
At the end of 2019, the new Telefónica Tech division was created. This encompasses the Cybersecurity, Cloud and IOT/Big Data technology businesses. In this way, Telefónica Tech brings together businesses with high growth potential. Leveraging internal knowledge of technologies, networks, systems and digital processes allows us to generate business opportunities and round out our digital service offering to our customers.
Telefónica’s cybersecurity unit is called ElevenPaths. We make security more human and give people the confidence and peace of mind they need.
In 2020, ElevenPaths reached €448 million in turnover.
As providers of intelligent managed security services in a world where cyber-threats are inevitable, we cover each phase of a threat —i.e. preparation, prevention, detection, response and recovery— to reduce attacks, protect digital assets and services, and thus ensure the cyber-resilience of our customers and their businesses. We anticipate the most sophisticated and frequent attacks.
Therefore, we need to be increasingly receptive to cybersecurity measures and redefine our strategy on cyber-resilience. To this end, we dedicate all our experience and efforts to creating innovative cybersecurity products in order to stay ahead of the attackers that have become a growing threat in our digital lives.

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Since the creation of ElevenPaths, we have combined the development of innovative, patented technologies with the technologies of the main market players (partners) to provide unique solutions that allow us to be prepared for and respond to any type of attack.
Global cybersecurity services are designed to continually improve the effectiveness of our security infrastructure. To this end:
•We work to develop new security services and capabilities designed to help protect businesses and people from threats and bugs in the environments in which they operate.
•We collaborate and exchange information about threats in real time with the main agencies and entities, such as the European Commission, the Cyber Threat Alliance (CTA), ECSO, EUROPOL and INCIBE.
•We manage more than 5 million endpoints and monitor more than 16,500 devices with an integrated global SOC operating from 11 locations across Europe and the Americas. Thanks to our intelligent and automated platforms, we can act efficiently. Telefónica’s SOCs have been strengthened by the formation of the world’s largest telecommunications security alliance with Etisalat, Singtel and Softbank, which allows us to position ourselves with a complete portfolio of services. We have experts ready to help our customers face new digital challenges in a world of uncertainty.
•We have six Innovation and Development Centres in Spain, Buenos Aires and Miami, where the technology developed internally by ElevenPaths was born.
•We created Telefónica Tech Ventures in 2020, the investment vehicle for startups and companies focused on cybersecurity, driven by ElevenPaths and Telefónica Innovation Ventures. Its objective is to detect disruptive innovation in cybersecurity, especially in the fields of threat intelligence, cloud security, data protection and artificial intelligence applied to cybersecurity.
•Also in 2020 we invested in established international companies such as Nozomi Networks and in Spanish startups such as Alias Robotics.
Thanks to these collaborations, alliances and our own experience, ElevenPaths is present across the security chain of value and has a portfolio of comprehensive security solutions for the Internet of Things (IoT) world, solutions for cloud security, identity and privacy, anti-fraud, industrial cyber-security, secure mobility, digital exposure, risk management and regulatory compliance. All this effort has earned us the acclaim of being the leading industry analysts in the field.

2.4.4. Artificial intelligence
Artificial intelligence (AI) and Big Data are booming. They can be applied to areas as diverse as content recommendations, chatbots, image recognition, machine translation, fraud detection, medical diagnostics, autonomous vehicles, law, education, transport and logistics, to name but a few. They are not only used in business, but also for social purposes such as better understanding and reducing the effects of climate change, natural disasters, pandemics and migration.
However, concerns have recently been expressed about the use of AI, in particular in relation to possible discrimination, the lack of interpretability of algorithmic findings and the lack of transparency of personal data used. To address these potential issues, Telefónica published its Artificial Intelligence Principles in October 2018 and has since worked on their implementation through the following approach:
•A strategic model (strategy) that gives a strategic vision of how the Artificial Intelligence Principles fit with the Company’s values and objectives.
•An organisational model (governance) that defines the necessary roles and the relationships between them, in accordance with the corporate structure, to implement the Artificial Intelligence Principles.
•An operational model (lines of action) that defines the main procedures together with the roles of those responsible for the tasks to be carried out.
2.4.4.1. Strategy
Telefónica has a firm commitment to human rights, as indicated in our Business Principles and our Human Rights Policy. Technology must contribute to creating a more inclusive society and offer better opportunities for all, and AI can contribute to these goals. In order to guide the Company in its application of AI and Big Data across all lines of business, the Executive Committee adopted our Artificial Intelligence Principles in October 2018. Based on these Principles, we undertake to design, develop and use artificial intelligence (1) in a fair and non-discriminatory manner; (2) in a transparent and explainable way; (3) with people as a priority; (4) with Privacy and Security by Design; and (5) with suppliers and partners that are committed to these or similar ethical standards in the field of artificial intelligence.

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2.4.4.2. Governance
We are implementing responsible AI through an organisational and relationship model that defines which Company departments are involved, what their roles are and how they relate to each other to achieve the responsible use of AI.
We promote a self-assessment approach with an on-demand scaling model. There is a three-step scalability process illustrated in the following graphic.

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Implementation of the Artificial Intelligence Principles

The product managers/developers who buy, develop or use AI should carry out a simple self-assessment when designing the product/service they are developing by means of an online questionnaire. The self-assessment explicitly addresses the potential human rights risks associated with the use of artificial intelligence. This self-assessment is embedded in a three-tier governance model supported by a wider expert community. If a product manager/developer (Tier 1) has concerns about a possible adverse impact of a certain product or service after completing the self-assessment, these concerns will automatically be raised to a multidisciplinary expert group of the Company (Tier 2), who together with the product manager/developer, will try to solve the problem. In case of a potential risk to human rights and/or the Company’s reputation, the matter will be escalated to the Responsible Business Office, which brings together all relevant department heads at global level (Tier 3).

2.4.4.3. Lines of action
The operating model describes the procedures for implementing the responsible AI approach in the Company’s day-to-day business. Integrated within a broader vision of Responsibility by Design, it includes a methodology called “Responsible Use of AI” inspired by existing methodologies in Privacy and Security by Design. The operational model consists, inter alia, of:
•Training and awareness-raising activities: Telefónica has developed courses related to AI and ethics that are accessible to all employees through the corporate portals and in three languages (Spanish, English and Portuguese).
•The online self-assessment questionnaire: Each AI principle is put into practice through a series of questions and a series of recommendations. The questionnaire is available online in Spanish and English, and is part of the Telefónica Group’s global Responsibility by Design initiative.
•A set of technical tools to help answer the questions: As some of the questions in the questionnaire are impossible to answer without specific tools, our methodology includes both internal and external (mostly open source) tools.

Go to the chapter on Clients

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2.4.5. Responsible use of technology
2.4.5.1. Strategy
The life our children lead is now a digital life. When we accept this, we will be able to integrate and adapt our long-standing educational traditions to an ecosystem in which the analogical arm has lost its hegemony. It is not a question of inventing anything new, but rather of continuing to educate in values, accompanying and setting an example, generating spaces for dialogue and discovering the advantages and disadvantages of our use of technology together. We need to learn that there are times for connecting to the Internet and times for connecting with other people.
Precisely because of this, and because Telefónica is convinced that it is people who make sense of technology and not the other way round, we have drawn up a global strategy based on the promotion of a responsible and intelligent use of the Internet and connected devices in all areas of our lives, but with special emphasis on the protection of children and teenagers.
2.4.5.2. Governance
The Sustainability and Quality Committee of the Board of Directors of Telefónica, S.A. is responsible for the development of the Global Responsible Business Plan, which includes the responsible use of technology and a special focus on one of the most vulnerable groups: minors.
Reflecting the Company's firm commitment to this group, the protection of children and teenagers is set out in the Responsible Business Principles and various corporate policies, such as the Diversity Policy, the Responsible Communication Policy and the Supply Chain Sustainability Policy.
2.4.5.3. Lines of action
Our commitment to and strategy for protecting minors on the Internet and promoting the responsible use of technology take the form of six lines of work:
Alliances with stakeholders
Ensuring a more secure Internet is a task we cannot tackle alone. At Telefónica, we work with sectoral and civil society partners to make young people aware that the Internet is an open window of opportunity, but also that there are risks that need to be managed.
In this regard, we emphasise our collaboration with:
•National law enforcement forces, as well as support for the different national reporting lines (Equipo Niños, Alianza por la Seguridad en Internet, Safernet, Te Protejo, the Centre for Child Protection on the Internet, Alerta Amber and INADI, etc.)
•NGOs, national associations (Pantallas Amigas, Safernet, UNICEF, Faro Digital, NSPCC, RedPapaz, Argentina Cibersegura, Nativo Digital, Brave Up, Colegium, Fundación Tecnología Responsable, Mamá Digital, Asociación de Padres de Familia, Fundación Ideas para la Infancia,
Comisión Unidos vs la Trata, Fundación Sonrisa, Aldeas SOS Ecuador, ChildFund Ecuador, Puntos México Conectado, El Consejo Ciudadano, Luchadoras AC, Moders, Sin Trata A.C. and FEISS (Fundación Ecuatoriana por un Internet Sano y Seguro), etc.).
•Actions with key stakeholders in the area of online protection for children and teenagers (Inhope, Insafe, ANATEL, AECI Asociación Ecuatoriana de CiberSeguridad, CONNA, UNODC, Asociación Ecuatoriana de Protección de Datos, Red de Aliados por la Niñez, Zentrum für Kinderschutz im Internet, INAI, ITAIPUE, Red Contra la Pornografía Infantil, Capital Humano Social CHS, Comunidad de Divulgadores de Conocimiento Científico KUNA, Fundación Habla, End Violence Against Children and Gobiernos, etc.).
Telefónica is also part of the following alliances to promote the sharing of best practices and specific actions for the proper use of the Internet at global level:
•Alliance with the GSMA to combat content involving the sexual abuse of minors.
•The ICT Coalition.
• Alliance for the greater protection of minors online.
Locally, the Company participates in numerous working groups for the responsible and intelligent use of technology by young people: Digitales (Spain), Convivencia Escolar Working Group - Ministry of Education (Chile), TIC e Infancia Working Group (Colombia), Generación Única UNICEF (Argentina), Accesibilidad y Uso de las TIC Working Group - Ministry of Education (Ecuador), Internet seguro para todos y todas Working Group (Mexico).
Blocking of content
In the proactive fight against content showing images of the sexual abuse of minors on the Internet, Telefónica blocks these materials following the guidelines and lists provided by the Internet Watch Foundation in the following countries: Chile, Ecuador, Spain, Mexico, Peru, the United Kingdom, Uruguay and Venezuela. Telefónica Colombia does the same through MINTIC and DIJIN. The procedure complies with network neutrality, the right to free expression and, above all, current regulations at all times, and the blocking of content is also coordinated with the corresponding police forces and other public bodies.
The audiovisual environment
The way people consume TV content has changed; however, it is no surprise to anyone that both children and teenagers make increasingly intensive use of audiovisual content. Screens also play a fundamental part in their personal, social and civic development, which is why Movistar believes it is vital to:
•Ensure that our programming protects children from potentially inappropriate content;
•Establish the necessary tools to make good use of

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television, making sure parents have the effective technical resources to exercise their responsibility over the televisual content their children watch;
•Promote digital literacy among children and their families in order to leverage the potential of audiovisual media, making them aware of the need for responsible and intelligent use of screens.
That is why we have included the following initiatives in our operations:
•Labelling and cataloguing of content by age and type of content.
•Parental controls, parental PINs and purchase PINs on the device so that customers can block channels and content on demand for minors;
•Presentation of specific adult content in a separate section with a special PIN required to access it;
•Information on responsible TV use on the device itself and on the commercial website, as well as other awareness-raising activities on the proper use of screens.
•Movistar Junior Application: Children’s app for smartphones and tablets (iOS and Android) via which children can enjoy Movistar+ children’s content in a safe and secure environment. Some of the functionalities of the application include: children’s zone with live TV channels; children’s series on demand; videos of activities; musical content; and parents’ zone, from which families can carry out their desired configuration actions – parental PINs, definition of the age range for which the content will be available (up to 4 years, from 5 to 7 years and/or from 8 to 12 years), language of the content, consumption times and/or time zone of use.
Products and services
Although we firmly believe that nothing can replace the mediating, educational work of an adult in the responsible use of technology, when this is not possible, we will always have the support of technology. To this end, we are committed to the promotion and development of products and services that help families successfully face the challenges of the digital world:
•Parental controls: Vivo Filhos Online (Brazil), Qustodio (Spain, Chile), Control Parental Movistar TV (Venezuela).
•Security solutions with parental control functionalities: Smart WiFi (Spain).
•Other services (anti-virus, personalised packs): Conexión Segura (Spain, Argentina, Chile), O2 Protect (Germany), Vivo Protege (Brazil), Localizador Familiar (Argentina), Seguridad Dispositivo (Spain), Seguridad Total (Chile, Colombia), Seguridad Total + Conexión Privada Móvil (Argentina), McAfee Seguridad Digital (Brazil) and McAfee Mobile Security Plus (United Kingdom).
Working together with our suppliers
Together with our suppliers, we evaluate the implementation of the basic parameters for the protection of minors, especially in the field of security, from the design of terminals to operating systems.
We ask device manufacturers and operating system providers to ensure the following:
•The inclusion of mechanisms that protect children and teenagers (parental controls, age restrictions, approval systems for the installation of applications, protection systems for purchases, limits on the use of applications and devices, etc.);
•The incorporation of self-monitoring mechanisms, known as “digital well-being”, to enable better use of devices and offer user options to reduce dependence; The provision of regular security updates to protect customers from new risks and threats that are constantly emerging and endangering users' data and privacy while extending the lifetime of devices.
•The inclusion of functionalities that help the user to reduce distractions due to misuse of the mobile phone at the wheel (voice operation, muting of notifications, etc.).
Education and awareness initiatives
We continually talk about the challenge of being aware of every technological development that appears on the market today. This does not just mean hearing about the most modern versions of gadgets, the latest in robotics or artificial intelligence, but, because each advance puts us all, old and young alike, before a new educational challenge, it means we need to know how to use technological developments to our advantage.
Being fully aware of the situation, Telefónica is committed to developing training and awareness-raising initiatives for the general public in order to facilitate coexistence in an increasingly digital society:
The Dialogando portal is an example of this. The initiative has been implemented in 10 countries in which the Company operates and helps society at large to reflect on how we use technology in our daily lives thanks to resources prepared by a committee of experts in different issues related to digital life.
A hundred awareness initiatives have been carried out on the following topics: use of technology during the pandemic, grooming, sexting, cyberbullying, the digital divide, cybercontrol and violence, tolerance on the Internet, digital well-being, responsible driving, online fraud, data privacy, digital identity, fake news, eSports and gaming, digital leisure, etc. More than 166 million people have been reached through these actions, with the help of collaborators such as Club de Malasmadres, FAD, iWomanish, Gonvarri, Faro Digital, RedPapaz, Sin Trata A.C., Fundación Habla, CHS Alternativo, NSPCC, among many others.

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2.4.6. Cross-cutting digital trust issues
2.4.6.1. Internal control
In order to address and comply with national legal provisions related to local data protection and privacy laws and regulations, within the Annual Plan 2020, a total of 10 specific audits were carried out to verify compliance and identify best practices in data protection issues.
The most relevant aspect in our European operators, which are affected by the new data protection legislation (GDPR), has been to review the implementation of the Governance Model. In the rest of the countries affected by local data protection laws, the most important aspects reviewed were: verification of the application of security measures in the processing of personal data, verification that the integrity and quality of the information is ensured, and verification that the consent of users has been obtained for the processing of their personal data.
The Annual Plan also promoted auditing work related to cybersecurity and security in networks and systems, with the aim of validating the level of logical access and the integrity of the information and content stored in the elements that make up our networks and systems. In 2020, 65 works of this nature were carried out.
2.4.6.2. Training and awareness-raising
In 2020, 80,222 attendees completed training on privacy, data protection, security and cybersecurity. A total of 105,700 hours of training were provided.
In addition, we have been reinforcing communication and awareness-raising programmes on different channels to ensure
2.4.6.3. Stakeholder relations
Telefónica actively participates in various international organisations and forums, most of which are multipartite. Highlights in 2020:
Internet Governance Forum (IGF)
Our Director of Public Policy and the Internet completed the maximum three-year term as a member of the Advisory Group (MAG) at the end of 2020. Its main objective is to advise the Secretary-General on the programme and schedule of the Forum’s meetings.
This year we participated in the 15th edition of the IGF, held online for the first time in its history under the organisation of the United Nations with the theme “Internet for Resilience and Human Solidarity”, which highlighted the adoption of the Internet as a tool with which to address the crisis associated with COVID-19 and how to address the barriers that limit its adoption and have resulted in increased inequalities most evident during the pandemic. Among others, we participated in the workshop #128 Global Crises and Socially Responsible Uses of Data and in the Pre-Event #30 From Principles to Implementation: Artificial Intelligence and the Role of the Private Sector.
Internet Governance Forum in Spain
This focused on the debates surrounding digitisation and sustainability in a post-COVID-19 world, the social benefits of data use, the use of technology in the fight against COVID-19, its social impact and how to advance digitisation and sustainable development, and the geopolitics of technology. among others.
Global Network Initiative (GNI)
We have been participating in this multi-stakeholder organisation since 2017 to advance the protection and promotion of freedom of expression and privacy in the ICT industry.
To this end, we reach agreements on joint strategies and positions on the rights of freedom of expression and privacy. Several online events were organised this year with a special focus on the impact of COVID-19 on the use of tracking technologies and government requests affecting the rights to freedom of expression and privacy in different regions of the world.
Council of Europe
We are members of the partnership established in 2017 by digital companies, operators, sectoral organisations and the Council of Europe for the promotion of digital rights. In 2020 we actively participated in the working group established by the Ad Hoc Committee on Artificial Intelligence (CAHAI) to prepare a preparatory study on the regulation of artificial intelligence in the fields of human rights, democracy and the rule of law, which will serve as a basis for a future proposal of the Council of Europe in this area.
Internet & Jurisdiction
We cooperate with this multi-stakeholder organisation that focuses on the jurisdictional issues raised by the cross-border nature of the Internet by facilitating a structured dialogue process among its members to enable the development of global standards that facilitate transnational cooperation and policy coherence.
In 2020, we actively participated in the preparation of the regional status report on Latin America that was carried out with the Economic Commission for Latin America and the Caribbean (ECLAC) and Die Deutsche Gesellschaft für Internationale Zusammenarbeit (GIZ). It is the first and most comprehensive report in the region to identify the different policy trends surrounding the cross-border nature of the Internet and how it affects different stakeholders, such as governments, businesses and civil society.
Cybersecurity Tech Accord
Telefónica is a founding member of this private sector initiative. It is the joint effort of more than 140 companies from around the world whose main objective is to protect Internet users against the growing evolution of cyber threats. Raising awareness among users about the adoption of cyber health measures and among governments about the need to adopt responsible cybersecurity measures are the other main tasks carried out by the organisation.

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fAIrLAC Initiative
Telefónica is once again participating in the Inter-American Development Bank’s fAIrLAC initiative, together with other technology partners. The objective is to promote the development of ethical and transparent AI in public services in the Latin American region.
In 2020, despite the COVID-19 pandemic, progress has been made in developing several use cases for responsible AI in health, and a new hub was inaugurated in Medellín to promote the use of AI in gender diversity policies.
Telefónica is also involved in promoting the use of AI in employment policies, contributing the use case of Fundación Telefónica's Destination Employment Programme in Chile.
OECD
We are a member of Business at the OECD, where our Director of Public Policy and the Internet is Deputy Chairman of the Digital Economy Committee. In 2020 we continued to collaborate with the Artificial Intelligence Group (AIGO), and on the review of broadband and digital market recommendations in Brazil.
EU Expert Group on B2G Data Sharing
We participate in the European Commission’s Expert Group on Business-to-Government (B2G) Data Sharing.
The European AI Alliance
Our Chief AI & Data Strategist is a member of the European Commission's European AI Alliance, a platform for open discussion on artificial intelligence issues and their impact.
GSMA & ETNO AI Initiatives
We are members of the GSMA (Global System for Mobile Communications) Task Force on AI for Impact and the ETNO (European Telecommunications Network Operators' Association) Task Force on Artificial Intelligence.

Digital Deal
In July 2020 we published our Digital Deal (https://www.telefonica.com/es/web/public-policy/pacto-digital-de-telefonica) to better rebuild our societies and economies after the pandemic. Following on from the 2018 Manifesto (https://www.telefonica.com/manifiesto-digital/), the Digital Deal promotes the establishment of rules of the game adapted to the new post-COVID-19 reality in order to avoid inequalities in the digital world, promote access to next-generation connectivity and protect human rights from technological threats. It is a Digital Deal that, once again, focuses on people and is based on dialogue and agreement between administrations, society and business. It is built around five priorities:
•Boosting digitisation for a more sustainable society and economy;
•Addressing inequalities by investing in digital skills and adapting the welfare state;
•Building inclusive and sustainable connectivity;
•Ensuring fair competition by modernising fiscal, regulatory and competition frameworks;
Improving trust through ethical and responsible use of technology.

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2.4.7. Milestones 2020 and Challenges 2021 GRI 418-1

> Milestones 2020:

In 2020 we achieved 100% compliance with each of the following goals:
•To establish local privacy centres in 100% of countries.
•To digitise the entire management process related to security aspects throughout the entire life cycle of suppliers.
•To implement the Artificial Intelligence Principles in the Company through a global governance model.
•To develop new lines of action that allow us to address the responsible use of technology and the protection of minors on the Internet.
•To form collaborations/alliances that allow us to deepen the scope of our awareness-raising actions in the field of responsible use of mobile phones at the wheel.
We also reached the following milestones:
•We published Telefónica’s Digital Deal.
•We reviewed and reinforced security measures related to remote access and teleworking.

> Challenges 2021:

•To update the Global Transparency Centre.
•To progress in implementing the digitisation of privacy.
•To digitise business continuity management processes.
•To continue implementing the Artificial Intelligence Principles in the Company.
•To develop new formats and channels to communicate messages related to child protection and responsible use of technology that allow us to connect more and better with different audiences.

Summary of key indicators
Indicators	2019	2020
Number of attendees on training courses in data protection and cybersecurity	54,991	80,222
Number of hours of training in data protection and cybersecurity	104,558	105,700
Number of open procedures for data protection issues	66	61
Number of fines for data protection issues (*)	22	15
Sum of fines (euros) for data protection issues (*)	243,595	328,594
Number of enquiries/complaints on data protection/privacy issues in the Responsible Business Channel	6	15
Número de consultas/reclamaciones en temas de Libertad de Expresión en el Canal de Negocio Responsable	0	0
Number of internal audits in data protection and cybersecurity	69	75
Number of external audits in the area of product and service security (**)	13	10
Number of high-impact information security or cybersecurity incidents/breaches that have affected personal data of customers	1	0
Scope of training and awareness initiatives on the responsible use of technology (people)	223,725,282	166,470,613
(*) Following the application of the “firm resolution/final decision” criteria regarding fines, one ruling/fine in Brazil has been moved from 2019 to 2020.
(**) Products and services that are audited: Vamps, Cyberthreats, AntiDDoS, Monitorización de seguridad, Navegación segura, Redes Limpias, Trafico Limpio de Correo, UTM Gestionado, WAF as a service, Soporte y Gestión de Dispositivos.

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2.5. Human Capital GRI 103

KEY POINTS

In 2020, due to COVID-19, we have had to manage an unprecedented health crisis in which our priority has been people —ensuring the safety and health of the team— as well as caring for colleagues who have come down with the disease.

Despite this adversity, the team has been more motivated and committed than ever. Thus, the eNPS indicator has risen 7 points compared to 2019, now standing at 65%, and peer recognition has increased by 44% globally.

In 2020 Telefónica was listed for the third consecutive year in the Bloomberg Gender Equality Index, which distinguishes companies committed to gender equality through policy development, representation and transparency.
Telefónica is immersed in digital disruption and over the last three years we have intensified the transformation we started some time ago. As part of the efforts made on transformation, we have reformulated our mission and redefined our long-term strategy. In this context of transformation, the motivation of people is emerging as the enabler of change and sustainable growth for the Company. To maximise the potential of our people and increase motivation among our People teams, we launched a transformation programme, the Telefónica Way, to change the way we work and develop.
In 2019 we made steady progress with implementing our transformation strategy. The People 2020 agenda was also aligned with the Telefónica Way. But this year the reality has far exceeded our level of ambition as an area. This year, as we moved forward in delivering our strategy, we had to manage new elements: we have been supporting the creation of the New Telefónica, a company for the next 100 years; creating new legal entities; spinning off businesses and people from many companies; working on Telefónica's largest corporate operation, among other tasks. And we have had to face and continue to face an unprecedented and world-changing crisis: the COVID-19 crisis. This has taken us into uncharted territory and demands that we adjust to changing needs, ensuring personal health and safety and business continuity.
Our priority from the beginning of the COVID-19 crisis has been people —ensuring the health and safety of the team above all else— and caring for all colleagues who have contracted the disease.
The section on Employee health and safety details the actions carried out within the Group to guarantee the health and safety of our teams as well as the action plan designed to ensure the progressive and safe return to the different work centres.
This Chapter also refers to the impact that COVID-19 has had on the different areas of people management activities in the Telefónica Group.
2.5.1. Diversity and inclusion GRI 103, 102-15
A core pillar of our internal transformation process is the management of diversity and inclusion. We need to have a diverse workforce and foster an organisational culture of equity, plurality and inclusion, where our employees’ unique skills, abilities and ways of help us make the best decisions for the business.
We firmly believe that effective diversity management, in addition to adhering to the principles of social justice, helps us to achieve better business results. To this end, we have designed initiatives aimed at fostering the inclusion of diverse talent, so as to attract and retain high potential professionals, get the best out of our employees, boost innovation and become more productive. Only in this way will we be able to empathise with our customers, understand their specific needs and innovate to meet their expectations.
2.5.1.1. Diversity management challenges during the COVID-19 crisis
The context of the pandemic has made even more apparent the need to create safe, trusting environments and spaces, in which the Company empathises with the situation of its employees and where employees feel comfortable about being themselves.
To handle this situation of enormous uncertainty, we have worked with experts and other companies, sharing best practices. In addition, we have analysed the personal situation, commitment and motivation of our employees via the regular climate survey and other extraordinary surveys during the periods of lockdown. Through these anonymous questionnaires, we assess their mood, social relations with colleagues and managers, and issues related to work-life balance. In particular, we have conducted extensive analyses of jobs, tasks and people in order to adapt labour standard compliance to teleworking, thereby facilitating employees’ ability to balance their work and personal life.

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2.5.1.2. Governance
We ensure the mainstreaming of our diversity and inclusion strategy by including gender diversity criteria in the variable remuneration scheme for Company employees. In addition, we have internal policies and a structure of internal bodies and figures that ensure the involvement of senior management:

•Governance bodies and figures:
◦Global Diversity Council, made up of top-level executives. Its purpose is to promote and monitor the Company’s diversity strategy.
◦The Transparency Commission, made up of the Chairman and four senior managers. It ensures the presence of both genders in the shortlists for selection processes.
◦Chief Diversity Officer, a figure who supports the Board and the People area functions.
◦Diversity Champions, who act as internal agents of change in all areas of the Company.
•Internal policies:
◦Global Diversity and Inclusion Policy, approved in 2017 by the Board of Directors, which seeks to ensure management free of bias associated with differences.
◦Policy on Appointments and Departures of Executives, which guarantees transparency and meritocracy in the recruitment and promotion of executive talent.
◦The Board of Directors Diversity Policy, which ensures that proposals to appoint and re-elect members of the Board of Directors are based on prior analysis of needs, expressly encouraging diversity.
◦The Supply Chain Sustainability Policy, which lays down the supplier’s obligation not to discriminate against any group in its hiring, training and promoting policies.
Beyond these corporate bases, each of our operations has different programmes and diversity plans that represent an indisputable driver for making progress in taking the best business decisions.
2.5.1.3. We establish the basis for a successful strategy GRI 405-1
Committed to equality
Through the Global Diversity and Inclusion Policy we guarantee equal opportunities and non-discriminatory, fair and impartial treatment of people in all areas of our Company, without prejudice associated with nationality, ethnic origin, skin colour, marital status, family responsibility, religion, age, disability, social status, political opinion, HIV and health status, gender, sex, sexual orientation, gender identity and expression.
With regard to people with disabilities, through this policy we are committed to making further progress towards effective workplace integration, through technical aids and support to reduce and eliminate barriers for employees with disabilities, to ensure that they can participate in a work environment on an equal footing.
We promote equality of treatment and opportunities between men and women, as well as between all the demographic groups present in the Company. For this reason, in Spain we have an exhaustive Equality Plan and Action Protocol for cases of harassment in the workplace. This plan is backed up by the internal reporting and whistleblowing channel, through which all employees of the Group can report, anonymously or in person, any type of discrimination they may suffer.

Go to the chapter on Ethics and Compliance

In addition, in 2019 the Company signed a pioneering agreement with the most representative trade unions of the different countries in which it is present, by virtue of which it recognises the right of all its employees worldwide to disconnect digitally.
Diagnosis and measurement as keys to progress
As part of this strategy, we monitor a number of indicators and targets, both globally and locally. Examples of publicly reported indicators are the number of employees with disabilities, employees under the age of 30, the gender pay gap and the percentage of female managers.
In relation to the latter, in 2017 we set ourselves the goal of having 30% female executives by 2020. However, the COVID-19 crisis has delayed some of the plans in place to achieve this objective, and so we ended the year with 27.4% of women executives in the whole group – 2.6 p.p. below the target we had set ourselves. Even so, if we take into account leadership positions, which include executives and pre-executive positions, we do reach the target of 30% women, which provides an excellent starting point for meeting the initial target for women executives in 2021.
Equal opportunities in recruitment processes
Beyond our recruitment and remuneration policies, which stipulate merit and ability criteria, the specific actions and measures designed to ensure equality in recruitment processes merit special attention.
In all our operations we ensure the presence of both genders in final shortlists of candidates for internal and external recruitment processes for executive positions. The aforementioned transparency committee monitors compliance with this rule.
Additionally, we encourage the recruitment of female talent, young talent and/or talent with disabilities through the Talentum grants. In the case of people with disabilities, we promote their integration by supporting scholarships with

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internships in the Company, and we work to adapt our processes to the needs of these candidates.
Talent retention and development programmes and actions
To support our talent management policies, at Telefónica we implement a variety of actions, plans and programmes that deal with specific issues.
In the area of promoting young talent, it is worth highlighting programmes such as TOP100, in Spain, a training project for the development of talent and the empowerment of 100 young professionals selected for their high level of contribution and projection in all areas of the Company.
In addition, we develop career acceleration and visibility enhancement programmes for female employees in Spain and several Latin American countries, which aim to train them in leadership skills and enrich their network of contacts.
In the area of racial diversity, the United Kingdom has begun voluntary reporting of the racial pay gap and has adopted an ambitious plan to reduce the existing gap.
In addition to initiatives to promote the development of our employees, we have implemented actions that have an impact on their families and immediate environment:
•In the LGBT+ field, we offer specific benefits for LGBT+ couples and parents that go beyond the legal requirements. In addition, we have specific initiatives for transgender employees: in Brazil a formal protocol has been created for people in transition, while in the United Kingdom we have a tool to guide managers and directors who have gender transitioning employees on their teams.
•In the area of disability, Telefónica has ATAM, a private social protection system for the families of Telefónica employees with disabilities and dependency. The association offers comprehensive expert advice and direct financial support. It is worth highlighting the progressive transformation of its care model, which is giving technologies such as IoT, cloud computing, artificial intelligence and Big Data a greater role, opening up new opportunities for disability care.
Outreach and awareness-raising: An ongoing challenge
We believe that education and outreach are the path to follow to become a more diverse and inclusive company every day. The value of differences, awareness of unconscious bias and prejudice, and the importance of inclusive leadership are some of the issues we address during our workshops, manuals and online courses.
For this reason, we develop specific courses for employees and leaders based on the premise that they are a fundamental part of ensuring inclusion within our teams. In addition, we have conducted mandatory diversity workshops for members of the Board of Directors.
In the specific field of disability, at a global level, we have published a guide “Disability at work: everyone’s responsibility”, which supports professionals in their dealings with colleagues with disabilities by providing knowledge of their diversity.

Discapacidad en el trabajo

Una responsabilidad de todos

We assume our responsibility as a social benchmark
At Telefónica, we are aware of our responsibility for progress towards a more equal, diverse and inclusive world. We want to be the driving force for these values in the societies in which we operate, leveraging the value of technology to achieve it.
Along these lines, in 2020, we worked to promote the presence of women and young people in STEM careers and entrepreneurship through a total of 27 programmes and initiatives. Some examples are “Women and Engineering”, “Step into STEM”, “Inspiring Girls”, “Technovation Challenge”, “Girls Inspire Tech” and “Scale Up Women”.
We seek out alliances to progress faster
In order to formalise our commitment, and boost and give visibility to the scope of the advances of our Company as regards diversity, we have joined various global initiatives which seek to promote the economic and social empowerment of diverse demographic groups, in particular in the employment sphere.

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•At a global level, Telefónica reinforced its commitment to accessibility in 2020 by signing the GSMA’s Principles for Advancing Digital Inclusion for People with Disabilities. Adherence to these principles builds on our previous commitment to The Valuable 500, through which Telefónica made four specific commitments to strengthen the weight of disability on the global agenda.
•Telefónica backed the United Nations’ Standards of Conduct for Business to protect the rights of LGBT people, thus becoming one of the first telecommunications companies in the world to sign.
•In Brazil, Argentina, Ecuador and Colombia we joined the “Women’s Empowerment Principles” initiative, prepared by UN Women and the United Nations Global Compact. In addition, at global level, we joined “Target Gender Equality”, a Global Compact-led programme to accelerate women’s representation and leadership in business.
Awards
Various national and international indices endorse and recognise Telefónica’s strategic commitment in this area. Examples include the following:
•Bloomberg Gender Equality Index (or GEI) distinguishes the world’s most committed companies to gender equality.
•Equality in the Company Distinction (DIE) from the Institute for Women and Equal Opportunities: Obtained by Telefónica Móviles España, S.A.
•The Refinitiv Index takes a more holistic approach, ranking Telefónica as one of the most diverse and inclusive companies in the world.
•The Financial Times recognises Telefónica as one of Europe’s most inclusive employers in its Diversity Leaders ranking.

2.5.2. Securing capabilities for the future
GRI 103, 404-1, 404-2
The evolution of our businesses, the explosion of data and the technological evolution of our networks require us both to attract external talent and to develop new skills within Telefónica’s people and teams.
To recruit talent, we are committed to new channels to ensure the right profiles join us in a more global, digital and efficient way. In addition to the traditional mechanisms, we are using different strategies to attract talent through technological solutions that build a long-term relationship with the candidates and simplify the recruitment processes. We have a very active presence in digital job fairs, forums, employability round tables, social media and universities with technological specialities.
To ensure we have the strategic skills necessary for the future of the Company, and to ensure we leave no-one behind in the digital transition, at Telefónica we are gearing our training policies towards mass reskilling and upskilling programmes to adapt and improve the skills of our people, ensuring their employability and improving their future prospects in the working world.
In 2020 we launched the global tool SkillsBank for digital skills identification, via which all professionals can assess their assigned skills based on their profile and even add others they have or wish to develop. This makes it possible, through a digitised process and data analytics, to anticipate needs that will arise, recommend vacancies, propose training actions and prepare new content – in short, to personalise development according to the profiles and interests of each person. We already have more than 10,000 employees with profiles uploaded to the platform in Spain, Brazil and the corporate center.
One best practice is the reskilling programme launched in 2020 at Telefónica Spain, which fosters a Company culture of learning to keep learning.

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Success story: Telefónica Spain’s reskilling programme
14,000+ employees in reskilling/upskilling programmes in Spain

Training activity increased significantly in 2020: + 20 pp (increase in training hours compared to the previous year). More training.	The total number of students increased x2.6 times (compared to the previous year). For more people.
In online training,

1,185
courses were offered on various topics such as
•Sales
•Technology
•Robotisation
•Programming
•Soft skills
•Diversity
•Digital skills
•Personal development, etc.
More variety in content.
		In 2020, the traditional mix of ‘in-person/online’ training methodology was inverted, with a shift to 8%-92%, respectively. More learning methodologies.	The quality of training increased to 8.32 (8.28 in 2019). More quality.
In addition to this, the global business units have created several academies, such as: the IT&Network Academy, from the global Network and IT area, which shares the highest level of technical knowledge with all the Group’s employees on, for example, the new 5G networks; the CloudexAcademy, which is aimed at training the Company’s Cloud specialists so that they can obtain the necessary certifications; the CiberAcademy+, which is aimed at Telefónica’s cybersecurity specialists; and finally, the SalesAcademy, providing knowledge to the sales representatives from the Company’s business segments.
2.5.2.1. COVID-19’s impact on capacity development
The COVID-19 pandemic has caused a shift in the distribution of in-person/virtual and online training. We have moved from 30% virtual/online training in 2019 to 92% online training in 2020. The redistribution and adjustment of training activities due to the pandemic has meant that the total number of training hours in the Group has reduced, as online courses are of shorter duration than in-person courses. However, the number of training actions has increased significantly. In 2020 our professionals completed more than 1,5 million courses, with an average of 13,3 courses per employee. That is an increase of almost 30% compared to 2019 data.

2.5.2.2. Universitas Telefónica
Universitas Telefónica is the corporate university at which the employees of Telefónica and other companies work on improving their transformational leadership skills, enabling them to better take on the challenges of the digital revolution in which we live. But Universitas Telefónica is much more than that. It is no longer a place, it is an emotion. It is continuous learning. It is collective intelligence. It is the here and now. And with the difficulties of 2020 that we have been living through, it has been that more than ever.
In 2020, Universitas reinforced its purpose: to accelerate Telefónica’s transformation, aligning priorities across the length and breadth of its geography, through the greatness of its people. And it has once again made its mission real: to create learning experiences of the highest standard, surpassing the best business schools in the world, always with relevance for the employee and with the magic touch that has characterised Universitas since its launch 10 years ago.
For this purpose, we have external teaching staff of the highest quality, from business schools and specialised consultancy services of worldwide relevance, such as the IE Business School, IESE, Oxford Leadership Academy and Singularity University, among others. We also have internal teaching staff, which gives us a vision of the sector and of

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the Company that is extremely well adapted to our needs, perfectly complementing the external vision mentioned above. All of this is carefully coordinated by our in-house team, made up entirely of executive education professionals with extensive experience in developing high-impact learning interventions.
In 2020 we undertook a major digitisation journey, virtualising our entire offering, with a particular focus on developing resilience, which is so necessary in the turbulent times we have experienced. We have delivered 25 virtual courses, reaching 12,910 people across Telefónica. For the first time, 2,700 of these participants were also family members of our employees. We have relied on more than 100 internal facilitators, keeping alive the Universitas Exponential community launched in 2019, which has allowed us to franchise our model in the Company. More than 5,500 evaluations have been carried out, with an average score of 4.5 out of 5, which have provided us with valuable lessons that allow us to face 2021 with confidence, as that is the year in which this new, more digital, ubiquitous and democratic Universitas will be launched. By 2021 we envisage a Universitas that is accessible to all and digital, in order to adapt to the new environment. The training will continue to be conducted live by the best and most prestigious teachers.
2.5.2.3. Building the New Telefónica
Contributing to the implementation of the Company we want to be over the next 100 years was a key project for the People areas in 2020, both in terms of relevance and intense activity. From the operational spin-off of HispAm to the creation of Telefónica Tech, Telefónica Infra and FiberCo in Germany, to the simplification of the corporate headquarters and the joint venture with Virgin Media in the United Kingdom. This has involved a profound transformation in existing units, the creation of new legal entities and the spin-off of companies and individuals from many companies. Just to mention a few figures, the creation of Telefónica Tech involved the installation of new entities in 8 countries and the transfer of more than 2,000 people from 23 different legal entities with different legal frameworks.
2.5.2.4. Agility at Telefónica
In the context of change and uncertainty in which we find ourselves, agility remains a key lever to becoming an organisation that is more flexible and adaptable to changes in our environment, as well as being more focused on delivering value to our customers.
Therefore, during 2020, the adoption of agile ways of working continued to be promoted in all Group units by the local Agile Offices. These offices, which combine Business, Digital Transformation and People teams, are the main drivers and enablers of change, and allow agile frameworks to be adapted to the particularities of each business and aligned with the strategic priorities of each Unit.
The adoption of Agile is now a reality at Telefónica, with more than 400 teams working on Agile initiatives in all countries, including Colombia, where 45% of the operation works in Agile.
One of the achievements of 2020 was the implementation of scaling frameworks in the most mature units, launching more than 20 Teams of Teams (trains, tribes, value streams etc.) structured around quarterly cycles, with targets based on Objectives and Key Results (OKR) methodology.
In 2021, we plan to consolidate the existing Teams of Teams and extend this way of working to more internal and customer initiatives, leveraging internal capabilities, local agility academies and cross-cutting communities of practice.
2.5.3. Our people’s commitment and motivation
The commitment of our professionals has always had a prominent place on Telefónica’s agenda, not only in the People area but also in that of our business leaders. In recent years, our indicator for measuring the engagement index was the global standard “Climate and Engagement Indicator”, based on the average number of favourable responses in the annual climate survey (on a scale of 5). For years, Telefónica has been consistently above the benchmarks of this indicator.
In 2019 we decided to adopt the Employee Net Promoter Score (eNPS), which measures the extent to which the Company’s employees would recommend the organisation by asking the question:
How likely would you be to recommend your company to people close to you as a good place to work? (1=Would certainly not recommend, 10=Would certainly recommend)
It enables us to align ourselves with the customer satisfaction measurement, by using the same logic as the Net Promoter Score, which measures the percentage of promoters (those who award scores of between 9 and 10) minus the percentage of detractors (those who award scores from 1 to 6).
This result is calculated directly for each country and weighted by the number of employees in each country to give the overall figure. In 2020 we have achieved a result of 65%, which is an improvement of 7 percentage points on the 2019 result of 58%.
This is a very positive result, as external benchmarks indicate that a result of over 40% is considered excellent and very few companies manage to score around 60%.
Our challenge now is to increase our professionals’ pride in belonging to our Company even further, with the conviction that their motivation is the multiplier factor driving these results.

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Formula for calculating the eNPS

Detractors
Passives
Promoters
1
2
3
4
5
6
7
8
9
10
eNPS
% of Promoters
(9 and 10)
% of Detractors
(1 to 6)
0
-100
58%
eNPS
100
2019
0
-100
65%
eNPS
100
2020

2.5.3.1. Recommendation programme: Valuable People
2020 was the year in which the awards were detached from the programme and became part of Telefónica's culture. Although we did not have the opportunity to see much of each other in 2020, at Telefónica we have highlighted all those everyday heroes we have around us, all those colleagues we admire for being challenging, open, reliable etc. Or we have simply showed them our most sincere gratitude for being there and giving their best at all times. For this reason, this year we reached a record number of 100,000 individual and team awards.
The recognition culture at Telefónica in 2020 has exceeded our expectations and, once again, we have outdone ourselves as a team.
2.5.4. How to assess effort: remuneration policy GRI 103, 102-35, 102-36, 404-3
The remuneration policy is fully aligned with the Company’s long-term strategic targets and focuses on meeting the targets and being a driver for attracting, retaining and motivating the talent Telefónica needs to continue its transformation.
The variable remuneration of our entire team encourages growth through increasing operating income and the return on investment for shareholders, and efficiency through improving our OIBDA margin and generating free cash flow. Telefónica is also a company that is fully committed to sustainability; therefore, from 2019, factors such as customer trust, the trust of society at large, diversity and contributing to the fight against climate change have been given weighting in the variable remuneration of our entire team.
Telefónica offers a competitive and fair remuneration package that can be made up of fixed components, short- and long-term variables, as well as remuneration in kind and other social benefits, adapted to the local practices in the markets in which it operates.
Telefónica is a company that fosters meritocracy and equal opportunities. Therefore, a significant part of the executive officers’ total remuneration is on a variable basis, and payment is linked to achieving financial, business, value creation and sustainability targets. These objectives must be concrete, measurable and aligned with the Company’s strategic plan.

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At Telefónica, we also ensure there is no discrimination on the grounds of gender, age, culture, religion or race when applying remuneration practices and policies. Telefónica professionals are remunerated coherently with their level of responsibility, leadership and performance inside the organisation, and we encourage the retention of key professionals and attraction of the best talent.
2.5.4.1 Performance appraisals
Telefónica has a worldwide performance appraisal process for all the employees of the Group, sharing calendars, guidelines and tools across all operations. The process is coordinated at a global level even though it is managed locally. The performance appraisal model is one and the same for all employees. All Group employees who are not covered by a collective bargaining agreement are eligible to complete the performance appraisal process.
Concerning the performance appraisal process from March 2019 to March 2020, out of all the eligible employees, 72,985 professionals were registered on the tool, known as SuccessFactors, that handles the process. Of these employees, 63% completed the process successfully. All these employees set targets, which they monitored over the year through conversations with their direct superiors, and completed the process with a year-end review at which their performance score was reported to them. The remaining 37% of the employees registered did not complete the process either because they did not start the process or because some of the prior steps were not completed.
In general terms, the results obtained are very positive, but it is necessary to keep on moving forward in order to get all eligible employees on to SuccessFactors. At the present time, efforts are being made to keep improving the information reporting systems to include information about the employee’s gender and job category, by breaking down the details of the data from the performance appraisals.
2.5.5. Pay gap and average remuneration
GRI 103
2.5.5.1. Analysis of the pay gap and average remuneration
Telefónica focuses on clear, transparent communication when analysing the salary information about men and women inside the Group. In line with the commitments made and the measures adopted in previous years, Telefónica continues to strengthen its processes in the areas of equal pay, diversity and inclusion.
What is the gender pay gap?
The gender pay gap is the comparison between the average total pay for men and the average total pay for women.
The result of this comparison is much more than a number; it provides information on the socio-economic situation, the labour structure and the challenges faced in reducing differences.
Why does the pay gap exist?
Some of the reasons that help explain these differences at Telefónica are linked with cultural issues in the countries in which we operate and issues specific to the nature of the Company. Below we highlight some of them:
• A higher proportion of men in leadership positions in the telecommunications sector. At Telefónica we have had initiatives in place for years to drive and achieve the objective of having a higher number of women in management positions. The reality is that there is still a greater proportion of men who occupy executive positions in our sector. However, the trend since 2015 has been that of an increasing proportion of women in executive positions: in 2015, 19% of our senior management were women and in 2020 this percentage had increased to 27.4%.
• An increased proportion of women with flexible working arrangements (reduced working hours, leave of absence to care for children or other family members, etc.). At Telefónica we have numerous measures in place in this respect, promoting and encouraging flexible working arrangements that are extended to employees of both genders; 3% of the workforce benefits from reduced working hours. However, 7 out of every 10 employees who have a reduced working timetable are women.
• A greater demand by men for degrees in technical subjects and, consequently, a reduced presence of women in careers in the STEM group (Science, Technology, Engineering and Mathematics). We have, therefore, implemented various initiatives within our society to foster improved access by women and young people to STEM careers.
How is the gender pay gap calculated?
When starting the analysis, the most important thing is to know how the comparison is made, what items are included and how the difference between the average total remuneration of men and women is measured.
Average total remuneration includes all items related to salary, benefits and other short- and long-term incentives.
If we compare only the average total pay between men and women, without taking into account factors other than gender, we are talking about the gross pay gap. When, in addition to gender, we take into account country, legal entity, professional category, functional area in which each employee works, seniority and working time scheme (full or part-time), then we are talking about the adjusted pay gap.
As a consequence of the analysis that has been carried out and the improvement in the quality and quantity of the data reported at the global level, additional factors have been incorporated year after year that allow us to explain the adjusted salary gap in more detail. The objective is to continue identifying factors that support the possible salary differences between men and women at Telefónica.

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Therefore, for the Telefónica Group in 2020, the gross pay gap was 19.85% and the adjusted pay gap was 2.5%. (See details at the end of this Chapter).
What is Telefónica doing?
Telefónica's annual gender pay gap analysis aims to determine the wage gap between men and women and to identify average salaries broken down by gender, level and age. (See details at the end of this Chapter).
At Telefónica we are proud of the path we have followed in recent years and the commitment we have taken on as a company, but we still have work ahead of us and the responsibility of meeting the challenges we have set ourselves.
Understanding the reasons behind the data allows us to focus our efforts on better addressing issues of diversity and gender inclusion. We will therefore continue to work on initiatives to improve the governance of our internal processes.
We will continue to be committed to measures that guarantee equal opportunities for all, through selection and promotion processes based on criteria that guarantee transparency and objectivity.
We also have actions in the area of continuous training and professional development that promote gender equality and facilitate the incorporation of women into positions of responsibility.
We are developing and promoting the pipeline of female talent and fostering a flexible working culture that promotes awareness-raising and outreach. (For more details see the section on Diversity management).
At Telefónica, diversity is what makes us stronger and more competitive, which is why we will continue to work on actions to achieve a balance between men and women.
2.5.6. Social dialogue GRI 103, 403-4, 407-1, 404-2
At Telefónica we are committed to the core standards of the International Labour Organization (ILO), particularly with regard to freedom of association and the right to collective bargaining in all our companies in all the countries in which we operate. We ensure that worker representatives receive fair treatment free of discrimination and that they have all the facilities to be able to perform their representative duties. In both 2019 and 2020, 100% of Telefónica’s employees were covered by a labour framework that regulates their working conditions.
2.5.6.1. Trade union activity
As a company, we reaffirm the important role played by trade unions in defending the interests of workers and we recognise the UNI Global Union and the European Works Council as key partners in worldwide labour management.
In the same way, at local level, we understand that management of Works Councils is guided through policies and rules established by their legal entity; therefore the procedures to report, consult and negotiate have different meanings, but are always in line with Telefónica’s guiding principles.
Maintaining a neutral position with regard to trade union activity is essential to ensuring a free, open environment which allows the right to association to be exercised. If workers wish to become members of a trade union, Telefónica will recognise trade unions which meet the conditions regarding organisation under ILO Convention 87, and always in accordance with local legislation. In addition, we ensure that worker representatives receive fair treatment that is free of discrimination and will have, in turn, all the facilities to be able to perform their representative duties. In addition, all collective agreements include occupational health and safety clauses adapted to local legislation.
Outplacement programs
Since the beginning of 2016 there is an outplacement program to help on the relocation of employees leaving the company. The program is offered to all employees who leave the Company well as a result of a dismissal or as a result of voluntary redundancy schemes.
The programs have an initial duration of six months and consist of:
• Individual work sessions.
• Group sessions and workshops.
• Technological platform to search new job opportunities.
In addition, the program is oriented not only to job search, but also on helping those people who want to start their own business.
2.5.6.2. Trade union coordination for COVID-19 return plan
The plan to return to work centres —in Spain, Brazil and the HispAm countries— has been addressed jointly by Telefónica and the main trade unions in Spain (UGT and CC.OO.), as well as the UNI Global Union.
The global agreement reached in May sets the objective of joining forces and ensuring the collaboration of everyone to guarantee the health and safety of all Telefónica Group employees at all times.
The return plan establishes teleworking as a priority and preferential act until such time as the World Health Organisation (WHO) and the competent governments or local authorities rule that the pandemic has been brought under control.
The return of workers to the workplace will be progressive and phased. The agreement includes specific aspects in relation to guaranteeing the availability and use of personal protective equipment, providing mechanisms for health monitoring by the Group’s medical services, facilitating

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compliance with the protocols defined in the different workplaces, and managing the different stages established in this plan.
It also includes a commitment to create spaces for collaboration in the field of collective bargaining, with the aim of analysing and capitalising on the lessons learned from the management of the pandemic in order to consolidate teleworking and flexibility schemes, as well as new health and coexistence protocols.
Appropriate systems will be established locally in each country through health and hygiene committees, temporary commissions linked to COVID-19 or other instruments of dialogue to ensure compliance with the agreements and to review any extraordinary incidents that may arise until the pandemic is under control.
Working hours reduction due to COVID-19 in Brazil
With the worsening of the pandemic situation, the Brazilian government issued MP936 / Law 14020, creating the Emergency Employment and Income Maintenance Program, with the aim of preserving employment, as well as guaranteeing the continuity of work and business activities, reducing the social impact due to the state of public calamity. The companies have negotiated with the trade union organizations the possibility of reducing the working day, between 25% and 50% and up to 70%. Since May 2020, a maximum of 13,650 employees (in the month of July) have been affected by this reduction in working hours, a figure that has been gradually reduced until closing in December 2020 with only 677 employees with a reduction in working hours of 25%.
2.5.7. Work-life balance
GRI 103
Telefónica understands that balance is key to attracting and retaining talent, and is committed to this. To this end, we are working on new working-hour organisation models that increase commitment, satisfaction and the productivity of our teams.
We have made great progress in consolidating teleworking models in almost all the geographies in which we operate, relying on digital tools that enable secure teamwork and information sharing.
The progress made so far during the COVID-19 crisis has allowed us to move to a maximum of 95% teleworking activity during worse months of lockdown, taking maximum care of the professionals who carry out field activities and guaranteeing the continuity of the business and services at all times. At the end of December 2020, the teleworking level is 70%.

2.5.8. Employee health and safety: COVID-19 crisis management GRI 103
The Telefónica Group has made it a top priority to manage this unprecedented health crisis. Although in the last 20 years we have managed complex crises resulting from natural disasters (earthquakes, floods, hurricanes), the current context exceeds any crisis known so far.
2.5.8.1. How do we approach crisis management?
Since there was no equivalent precedent, we considered making initial decisions and then making adjustments as the real situation started to offer us further clues.
After the first months of lockdown and the subsequent easing of it, we realised that this was not a sustained crisis, so we decided to adopt actions adaptable to changing realities in the short term.
2.5.8.2. Action plan: objectives
The objectives of the action plan we designed are: to protect people, to support our customers (ensuring service, customer care and quality) and to help society via all the means at our disposal.
The people elements of the plan were as follows:
Health and safety
•We produced content on COVID-19 protection measures and actions.
•We relied on our occupational risk prevention staff and our healthcare partners.
Continuous communication
•In all countries in which we are present, we coordinated and launched in record time an occupational health microsite on the main communication channels with employees (intranet and workplace).
Reskilling
•We accelerated a plan focused on training in both the use of digital tools and the management of remote teams, with material organised in the form of webinars and online training sessions.
Tools
•Transferral of up to 95% of the workforce to teleworking (performing activities that can be managed remotely), currently 70%.
•Maximum care and protection of equipment during field activities.
•Training support to ensure digital disconnection and emotional health.
•Employee surveys to ascertain the impact of the measures implemented and identify areas for improvement.

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2.5.8.3. Action plan: Steps for a progressive return
Actions to meet these objectives have varied throughout the different stages: lockdown, easing of lockdown and intermittent periods of return to normality.
No matter the stage, our return plan has always had people as our top priority, aligning our actions with the objectives of guaranteeing the safety and protecting the health of our employees, while ensuring business continuity.
It is structured into three stages, linked to clear milestones based on the evolution of the pandemic and criteria based on business activities and employee groups. This has allowed us to establish a gradual return by ensuring that we have all the necessary mechanisms and protocols in place.
The return plan has been agreed with the main trade union bodies, both in Spain and globally: UGT, CC.OO. and the UNI Global Union (more information in the section on Our people’s commitment and motivation).

Post-COVID-19 employee return plan

STAGES
RETURN PLAN
CONFINEMENT
HIGH RISK
• Health and safety
• Critical activities
• Support team
STAGE 1
RISK
• Health and safety
• We recover activities not suitable for remote working and minimised by lockdown
• Support team
STAGE 2
RISK REDUCTION AND DROP IN NUMBER OF CASES
• Health and safety
• Progressive return of all activities and areas
• Support team
Initial Stage 2
Advanced Stage 2
STAGE 3
PANDEMIC CONTROLLED
New normal
• Accelerate the transformation
• New operating model and ways of working
• Change management
1 APRIL
11 MAY
15 JUNE
1 SEP

The time planning is different in each country and is subject to many variables: key indicators of the country, active Company cases in this location, conditions for return. For this reason, although the plan is the same, implementation occurs at different times.
As this document was being finalised, the status of our footprint is as indicated in the graph, which shows that many countries are still in the very early stages during which in-person attendance is restricted to core activities.

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Stages of the return

Special situation
Stage 0
Stage 1
Stage 2

2.5.8.4. Measures implemented in the Telefónica Group to ensure health and safety during COVID-19
Measures to ensure social distancing:
• Flexibility measures to compensate remote work with in-person work when the situation allows.
• Introduction of a bubble model for in-person work management: Co-existence groups with a shift format.
• Management of capacity control data to identify improper access (accessing the centre on the day that does not correspond to the shift) and extraordinary access, and to sound the corresponding alerts.
Health measures:
•Specific COVID-19 protocol: Online Prevention Manual.
•Catalogue of PPE appropriate for each type of activity. Management of safety stock and agile supply process.
•Medical health application to monitor the status of each employee (app):
◦Symptom questionnaires managed and analysed by health staff.
◦Highly effective early detection of symptoms.
•Diagnostic tests: (depending on the indications of the country’s health authority).
◦Voluntary tests offered to our employees (in countries where possible).
◦Special attention to employees with higher exposure (field, call centre, operations).
•Temperature monitoring (thermographic cameras and other devices adapted to each centre in countries where this is permitted).
•Emotional health support (psychological support solutions).
•Special measures to prevent risks to workers with special sensitivities and groups vulnerable to COVID-19.
Special measures in workplaces and stores:
•Establishment of special cleaning and disinfection protocols; provision of gel, mask and glove dispensers; screens; access and capacity control; use of UV sanitisers, etc.
• Work centre signage: vertical signs, horizontal signs, infographics, informative videos about the guidelines, definition of maximum capacities by zone, etc.
• Special measures for workers performing activities at the customer’s home (diagnostic tests, PPE, etc.).

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• Measures to be applied in the coordination of business activities with contractors, subcontractors, customers, users or other persons present in the centre outside the Company.
Ad hoc protocols for business activities:
We are conscious of the need for activities that support the business and we develop ad hoc protocols to ensure safety and security in these circumstances:
•Protocol for international travel (covers diagnostic tests, mobility certificates, special travel insurance, differentiated private security treatment, food and hygiene guidelines, symptom monitoring, etc.).
•Protocol for essential meetings in our secure facilities for our guests and employees.
•Protocol for the opening of special centres (Wayra Entrepreneurs hubs, Escuela 42, Fundación Telefónica activities).
Case traceability:
We have implemented protocols that allow rapid management of a positive case and identification of close contacts.
•Highly qualified health personnel perform the monitoring and traceability of each case.
•There are special measures to be taken in the event of a possible positive case.
• There is a specific medical channel for our employees to submit queries, consult symptoms and report cases. This is organised with partners of recognised prestige, as in the case of Spain, where we have a specific Quirón Salud call centre for the Telefónica Group.
• Data models and data mining tools to ensure:
◦Quality information for the healthcare team -> Proper case tracing, also in accordance with GDPR -> E2E monitoring of each case.
◦Management information -> Dashboard with case statistics for all Telefónica Group subsidiaries. Real-time data allows us to make decisions with the utmost reliability.
Training and communication:
• Continuous training through didactic communication devices (infographics, videos, tutorials, training pills). Content on health, safety and business continuity.
• Courses on our online platform prior to returning to in-person work.

Data model for decision making:
We decided to choose a set of measurable key indicators in all countries in which we are present. We monitor these indicators on a daily basis and assess whether we need to correct any decisions on in-person presence in our offices, customer relations or flexibility measures.
Quantitative data:
•Key indicators at country level: Cumulative incidence of cases per 100,000 people, hospital pressure, virus replication rate and positivity rate.
•Key indicators in the Telefónica domain: Number of active cases, hospitalised cases, recovered cases, quarantine cases due to close contact, existence of outbreaks in a work centre.
•The Group’s internal indicators are recorded in a dashboard on Power BI. We review this scorecard on a daily basis to make decisions.
Qualitative data:
•We exchange experiences between multinational companies of similar stature to the Telefónica Group.
•We participate in forums in which we can discuss and reflect on the best ways to address the crisis from a tactical and operational perspective, including spaces in which WHO experts participate.
The processing and management of our employees’ health data has taken on special significance. Coordinated teamwork between many areas (Legal, Compliance, Institutional Relations, DPO, Digital Security, Physical Security) has made it possible to have real-time information with maximum privacy and security considerations.
We have a protocol for data management and deletion in accordance with local data protection laws in each country. Our objective is to have real-time information that allows us to trace a positive case and identify potential close contacts to avoid contagion.
Current situation
As regards people, we have made a major effort to protect our employees by ensuring safe and healthy workplaces. The result has been a significantly low number of positive cases compared to the real situations in the countries in which we are present. In-person presence in offices, in countries where it was possible, was not the cause of an increase in cases. On a sustained basis over time we have seen that the number of active cases was higher for employees with 100% remote working. During the easing process, we observed percentages between 50% and 70%.

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Currently, only 4.4% of the workforce has had the disease and at the moment we have had no outbreaks in our workplaces. Unfortunately, however, we have recorded 23 deaths. These data are the result of a major coordination effort between many areas and countries.
The impact per country is very different. The graph below shows the distribution of cases by organisation and geography:

Distribution of active cases
The number of employees in quarantine due to close contact is one or zero for each positive case. A medical team evaluates each positive case and, on the basis of a set of questions, identifies the risk situations that have occurred as part of their interaction with other employees.

We analyse the casuistry of all extra-professional quarantines on a daily basis and offer recommendations to all our employees so that they can protect themselves in their private lives in line with the best possible instructions. Preserving individual health is the key to preventing the spread of the virus.
The return to our work centres is aligned with the circumstances of each country. The table below shows the percentages of remote versus in-person work at the end of 2020.
2.5.8.5. COVID-19 crisis management certifications
Although we are aware that there is still a long way to go and that we can continue to learn from daily experience in order to tackle this pandemic, it is worth highlighting the recognition received by the Telefónica Group for our management of this crisis in 2020, among which are the following:
•“Quirón Protocolo Seguro COVID-19” Seal (Sept 2020): This is one of the most rigorous certifications in Spain and endorses the hygienic, sanitary, interpersonal distancing and organisational measures that have been implemented in our Company with regard to COVID-19.
•Aenor certificate: For the protocols implemented in a total of 950 Movistar stores throughout Spain in relation to COVID-19, making it the first telecommunications operator in Spain to achieve this distinction. Specifically, Telefónica has implemented a complete plan of preventive health and safety measures for store employees and customers, including cleaning and disinfection protocols, shop capacity control, social distancing, waste management, individual protection measures for employees and specific training for sales staff on COVID-19.

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2.5.9. Governance and strategy for safety, health and well-being at work
GRI 403-1, 403-8, 403-9, 403-10
At Telefónica we understand the concept of occupational health and safety to cover a state of complete physical, mental and social well-being in harmony with the environment. The measures that promote health in the Company not only help employees and ensure long-term business success, but also have positive overall effects that go beyond the Company.
The 2020 Quality and Sustainability Committee is responsible for promoting the development of the Global Responsible Business Plan, which is approved by the Board of Directors and places emphasis on safeguarding and promoting the health, safety and well-being (HSW) of our employees in the workplace.

Governance structure

Most significant policies:
•Telefónica Group Global Policy on Occupational Health, Safety and Well-Being
•Telefónica’s Responsible Business Principles
•Country-level collective bargaining agreements

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2.5.9.1. Management systems: Prevention of work-related incidents and occupational illnesses         GRI 403-1, 403-2
We lay down procedures to identify dangers and assess risks in order to prevent work-related incidents and occupational illnesses. We ensure compliance with the legal requirements in force in each country, and adopt, in a complementary manner and in accordance with the principle of prevention, other requirements based on local regulations or international standards .
The processes to identify hazards, assess risks to prevent incidents and occupational diseases are included in the Global Health and Safety policy as well as in the different local health and safety policies.
At the current time, 99% of our operators have a health, safety and well-being management system in place. 49% (based on percentage of workforce) have certified this system, based on ISO 45001 or OHSAS 18001 standards.
Our work plan to 2022 includes the implementation of a health, safety and well-being system at all our operators, with the main markets being certified under the new ISO 45001 standard.
In the event of emergencies and natural disasters, we have early warning systems and specially trained teams who undertake drills for different types of emergencies and are prepared to act in these cases.

2.5.9.2. Training and worker representation
GRI 403-4, 403-5
Training and awareness-raising
All employees have online courses available to them on occupational health, safety and well-being. In addition, ongoing and specific training is undertaken with the local teams in the countries on implementation of health, safety and well-being management systems and numerous health and awareness-raising campaigns.
This year, due to the circumstances of the pandemic, the focus has been on continuous training on COVID-19 prevention through different channels and formats, with infographics, videos, tutorials, training pills and online courses circulated prior to the return to in-person work.
Representativeness and worker participation
We promote worker and other stakeholder information, consultation and participation to ensure healthy and safe workplaces. Worker representation on joint health and safety committees is the established model in the different countries in which we are present; 90% of our employees are represented on these committees.

2.5.9.3. Commitment to our suppliers
GRI 403-7
Our suppliers and partners
We foster best practices regarding health, safety and well-being in our supply chain and with our partners. All our suppliers sign the Supply Chain Sustainability Policy, which establishes obligations to be fulfilled by our suppliers as regards health, safety and well-being.
It is in the activities of our suppliers that there is a greater risk of having an occupational accident, and therefore we focus on promoting and reinforcing best practices in health, safety and well-being in our work with them. Proof of this is the “Proyecto Aliados” initiative, whereby audits of occupational health and safety are performed and complemented by meetings with contractors and the development of improvement schemes.

Supplier management
Step 1	All our suppliers must accept and sign up to our minimum standards regarding health and safety at work.
Step 2	Risk analysis and identification of high-risk suppliers.
Step 3	Audits (administrative or on-site) of high-risk suppliers.
Step 4	Engagement with suppliers to improve the health and safety of those who work with us in our supply chain.

Go to the chapter on Suppliers

2.5.9.4. A culture which watches over mental health and holistic well-being GRI 403-3, 403-6
The organization drives and promotes the well-being of all employees through different health care services, adapted to the different countries in which we operate. Some notable examples are having private health insurance as a social benefit in some countries, having a medical service in the workplace, access to training actions to improve health and prevent diseases, etc.
Workplace stress
As expressed in our Telefónica Group Global Policy on Occupational Health, Safety and Well-Being, we are committed to promoting well-being and the psychosocial environment so as to reduce emotional and mental stress, and to watching over the balance between our employees working lives and their private and family lives. In addition, the psychosocial working environment is one of the performance indicators that Telefónica has publicly committed to addressing.

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Our employees have access to different training programmes that tackle issues such as time management, handling stress, leadership style and decision making. There are also support mechanisms for our employees accessible through the country Intranets that include access to medical experts, as well as mechanisms for requesting help.
We highlight the best practices of analysing psychosocial risk at the Company based on representative operator data and of producing a global guide on workplace mental health assessments for our employees.

Culture of well-being: Feel Good
Our vision is to become a benchmark in business well-being, generating a positive impact on our employees, partners, the environment and the organisation. To this end, we implement initiatives that foster a culture of well-being at all levels of the organisation.
We have a corporate well-being programme, known as Feel Good, which seeks to have a positive impact on employee well-being and motivation, and, consequently, on the Company itself. Through Feel Good, we foster initiatives that attempt to raise awareness with regard to four basic pillars: nutrition, health, physical activity and emotional activity.

2.5.10. Milestones and challenges

> Milestones 2020:

•We promoted unconscious bias outreach and awareness-raising activities among the entire workforce.
•We were listed in the Bloomberg Gender Equality Index 2020.
•More than 14,000 employees took part in reskilling/upskilling programmes in Spain
•More than 100,000 individual and team awards were presented.
•We increased our motivation index eNPS score
by 7pp.

> Challenges 2021:

•To reach a target of 30% of management positions held by women in 2021.
•To be listed in the Bloomberg Gender Equality Index 2021.
•To work to integrate people with disabilities into the workplace, in line with the commitments made in the framework of The Valuable 500 initiative.
•To increase the identification of workforce skills and personalised offers in reskilling/upskilling programmes.
•To design a future working model based on digitisation and flexibility.

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2.5.11. Occupational health and safety indicators GRI 403-8, 403-9, 403-10

Indicators (1)	Germany		Brazil		Spain		United Kingdom		HispAm (4)
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Number of hours of absenteeism (men)	593,520	494,016	781,088	774,808	1,046,640	132,288	245,744	292,904	903,320	808,480
Number of hours of absenteeism (women)	584,200	485,904	920,944	771,592	673,400	177,592	271,864	302,920	892,280	587,648
Number of hours of absenteeism TOTAL	1,177,720	979,920	1,702,032	1,546,400	1,720,040	309,880	517,608	595,824	1,795,600	1,396,128
Absenteeism rate (men)	0.06	0.05	0.02	0.02	0.03	0.00	0.03	0.04	0.02	0.02
Absenteeism rate (women)	0.10	0.09	0.04	0.03	0.03	0.01	0.06	0.07	0.03	0.02
Absenteeism rate TOTAL	0.08	0.07	0.03	0.02	0.03	0.01	0.04	0.05	0.03	0.02
Lost day rate / severity (men) (2)	21.44	11.64	21.74	7.02	14.30	3.92	5.34	2.01	65.74	58.61
Lost day rate / severity (women) (2)	23.73	14.35	2.08	0.72	8.29	6.20	3.85	12.47	14.77	22.54
Lost day rate / severity TOTAL (2)	22.26	12.60	13.80	4.48	12.23	4.72	4.78	5.94	47.14	45.58
Lost day rate / severity (men) (3)	21.44	11.64	21.74	7.02	14.30	3.92	128.83	2.01	65.61	107.60
Lost day rate / severity (women) (3)	23.73	14.35	2.08	0.72	8.29	6.20	268.67	12.47	16.62	59.56
Lost day rate / severity TOTAL (3)	22.26	12.60	13.80	4.48	12.23	4.72	181.68	5.94	47.73	90.25
Accident frequency rate (men)	0.52	0.25	0.58	0.57	0.27	0.12	0.05	0.00	2.13	1.12
Accident frequency rate (women)	0.61	0.94	0.15	0.05	0.29	0.12	0.08	0.04	0.86	0.52

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Indicators (1)	Germany		Brazil		Spain		United Kingdom		HispAm (4)
Accident frequency rate TOTAL	0.55	0.49	0.41	0.36	0.28	0.12	0.06	0.02	1.67	0.91
Occupational disease rate (men) (2)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.02	0.05
Occupational disease rate (women) (2)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.05	0.06
Occupational disease rate TOTAL (2)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.03	0.05
Occupational disease rate (men) (3)	0.00	0.00	0.00	0.00	0.00	0.00	3.32	0.00	0.01	2.43
Occupational disease rate (women) (3)	0.00	0.00	0.00	0.00	0.00	0.00	7.58	0.00	0.05	2.33
Occupational disease rate TOTAL (3)	0.00	0.00	0.00	0.00	0.00	0.00	4.93	0.00	0.03	2.39
Total number of occupational injuries with major consequences (Men) (5)	n.a.	0	n.a.	0	n.a.	0	n.a.	0	n.a.	1
Total number of occupational injuries with major consequences (Women) (5)	n.a.	0	n.a.	0	n.a.	0	n.a.	0	n.a.	1
Total number of occupational injuries with major consequences TOTAL (5)	n.a.	0	n.a.	0	n.a.	0	n.a.	0	n.a.	2
Rate of occupational injuries with major consequences TOTAL (5)	n.a.	0.00	n.a.	0.00	n.a.	0.00	n.a.	0.00	n.a.	0.01
Total number of recordable occupational injuries (Men)	n.a.	12	n.a.	0	n.a.	22	n.a.	0	n.a.	274
Total number of recordable occupational injuries (Women)	n.a.	25	n.a.	0	n.a.	12	n.a.	1	n.a.	75
Total number of recordable occupational injuries TOTAL	n.a.	37	n.a.	0	n.a.	34	n.a.	1	n.a.	349

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Indicators (1)	Germany		Brazil		Spain		United Kingdom		HispAm (4)
Rate of recordable occupational injuries (TOTAL)	n.a.	0.49	n.a.	0.00	n.a.	0.12	n.a.	0.02	n.a.	1.03
Number of deaths resulting from an occupational injury (Men)	n.a.	0	n.a.	0	n.a.	0	n.a.	0	n.a.	1
Number of deaths resulting from an occupational injury (Women)	n.a.	0	n.a.	0	n.a.	0	n.a.	0	n.a.	0
Number of deaths resulting from an occupational injury (TOTAL)	n.a.	0	n.a.	0	n.a.	0	n.a.	0	n.a.	1
Rate of deaths resulting from an occupational injury TOTAL	n.a.	0.00	n.a.	0.00	n.a.	0.00	n.a.	0.00	n.a.	0.00
Number of hours worked (TOTAL)	15,570,000	14,996,612	63,998,000	62,885,220	60,656,000	56,321,381	12,770,000	11,918,370	70,252,000	67,724,712
Number of deaths resulting from an occupational disease or illness (TOTAL)	n.a.	0	n.a.	0	n.a.	0	n.a.	0	n.a.	0
Number of employees covered by the Health and Safety Management System	n.a.	7,701	n.a.	33,064	n.a.	17,497	n.a.	100	n.a.	15,642
% of employees covered by the Health and Safety Management System	n.a.	100%	n.a.	97.7%	n.a.	76.1%	n.a.	1.6%	n.a.	46.7%
Number of employees covered by the Health and Safety Management System subject to internal audit	n.a.	7,701	n.a.	0	n.a.	17,497	n.a.	100	n.a.	10,673
% of employees covered by the Health and Safety Management System subject to internal audit	n.a.	100%	n.a.	0%	n.a.	76.1%	n.a.	1.6%	n.a.	31.9%

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Indicators (1)	Germany		Brazil		Spain		United Kingdom		HispAm (4)
Number of employees covered by the Health and Safety Management System subject to third party certification or auditing	n.a.	7,701	n.a.	0	n.a.	17,497	n.a.	100	n.a.	20,613
% of employees covered by the Health and Safety Management System subject to third party certification or auditing	n.a.	100%	n.a.	0%	n.a.	76.1%	n.a.	1.6%	n.a.	61.5%
-Absenteeism rate = total number of days lost due to absence / total days worked per year.
-Lost day rate / severity = (total number of days lost due to accidents in the workplace with leave and occupational disease / total hours worked per year) x 200,000
-Accident frequency rate = (total number of accidents in the workplace with leave / total number of hours worked per year) x 200,000.
-Occupational disease rate = (total number of occupational diseases / total number of hours worked per year) x 200,000.
-Rate of occupational injuries with major consequences = (number of occupational injuries with major consequences (excluding deaths) / number of hours worked) × [200,000 or 1,000,000].
-Rate of recordable occupational injuries = (number of recordable occupational injuries / number of hours worked) × [200,000 or 1,000,000].
-Rate of deaths resulting from an occupational injury = (number of deaths resulting from an occupational injury / number of hours worked) × [200,000 or 1,000,000].
(1) To improve the quality of the data, we have reported data related to occupational diseases based on two criteria: 1. On the basis of a global definition, based on the list of occupational diseases from the International Labour Organization (ILO); 2. On the basis of local legislation, regulations and rules, as in previous years. This distinction is necessary in order to understand the differences between countries, e.g., the employment regulations in the United Kingdom contain a larger number of occupational diseases (e.g., stress) than the rest of the regions in which Telefónica operates, and therefore the rates associated with occupational diseases are higher in the United Kingdom. Additionally, in 2020 in Argentina, according to local legislation, Covid is being considered as an occupational disease.
(2) Based on the list of occupational diseases from the ILO.
(3) Based on the list of occupational diseases in local legislation, regulations and rules.
(4) In 2019 and 2020, HispAm comprised: Argentina, Chile, Colombia, Ecuador, México, Perú, Uruguay, and Venezuela.
(5) Not including deaths.

Health and Safety Management Systems in 2020

Indicators (*)	Total Group
(%)
Health and Safety management systems implemented and certified under ISO 45001	49%
Safety and Health management systems implemented without certification	50%
Health and Safety management systems implemented	99%

(*) The indicators (calculated on the basis of the physical workforce by region) reflect the percentage of employees covered by a certified Health and Safety management system (ISO 45001 standard, or in the case of the United Kingdom, which also has more than one certification), or with a management system in place but not certified.
99% indicates the sum of the percentage of employees who are covered by a certified or uncertified management system.

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2.5.12. Main indicators GRI 102-8, 102-41, 103, 202-1, 401-1, 404-1, 405-1, 405-2

WORKFORCE INDICATORS (*)
Total number and distribution of employees by gender, age, professional category and country

TOTAL GROUP		50 and more		From 35 to 49		Under 35		Total
		2019	2020	2019	2020	2019	2020	2019	2020
Executives	Men	877	959	2,368	2,220	207	179	3,452	3,358
	%	5%	5%	7%	7%	1%	1%	5%	5%
	Women	253	289	1,114	1,120	103	103	1,470	1,512
	%	4%	5%	5%	5%	1%	1%	3%	4%
	Total	1,130	1,248	3,482	3,340	310	282	4,922	4,870
	%	5%	5%	7%	6%	1%	1%	4%	4%
Middle management	Men	1,747	1,916	4,442	4,362	1,015	1,028	7,204	7,306
	%	10%	10%	14%	14%	5%	5%	10%	10%
	Women	439	529	2,122	2,137	657	592	3,218	3,258
	%	8%	8%	10%	10%	4%	4%	7%	8%
	Total	2,186	2,445	6,564	6,499	1,672	1,620	10,422	10,564
	%	9%	10%	12%	12%	4%	5%	9%	9%
Other professionals	Men	14,970	16,090	25,491	25,051	19,478	17,833	59,939	58,974
	%	85%	85%	79%	79%	94%	94%	85%	85%
	Women	5,023	5,601	17,649	17,739	15,864	14,601	38,536	37,941
	%	88%	87%	85%	84%	76%	70%	89%	89%
	Total	19,993	21,691	43,140	42,790	35,342	32,434	98,475	96,915
	%	86%	85%	81%	81%	66%	62%	87%	86%
Total	Men	17,594	18,965	32,301	31,633	20,700	19,040	70,595	69,638
	%	25%	27%	46%	45%	29%	27%	62%	62%
	Women	5,715	6,419	20,885	20,996	16,624	15,296	43,224	42,711
	%	13%	15%	48%	49%	38%	36%	38%	38%
	Total	23,309	25,384	53,186	52,629	37,324	34,336	113,819	112,349
	%	20%	23%	47%	47%	33%	31%	100%	100%

(*) In order to guarantee homogenity of the information, professional categories and age groups have been reconfigured. This has required to re-express 2019 data. Besides, percentage figures across the different tables have been rounded to the unit.

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GERMANY		50 and more		From 35 to 49		Under 35		Total
		2019	2020	2019	2020	2019	2020	2019	2020
Executives	Men	70	77	113	96	7	3	190	176
	%	6%	6%	4%	4%	1%	0%	4%	4%
	Women	16	18	40	34	3	3	59	55
	%	3%	3%	3%	2%	0%	0%	2%	2%
	Total	86	95	153	130	10	6	249	231
	%	5%	5%	4%	3%	0%	0%	3%	3%
Middle management	Men	102	121	370	371	73	69	4,321	561
	%	9%	9%	15%	15%	5%	6%	85%	11%
	Women	33	38	90	107	24	25	147	170
	%	5%	6%	6%	7%	3%	3%	5%	6%
	Total	135	159	460	478	97	94	692	731
	%	7%	8%	11%	12%	4%	5%	8%	9%
Other professionals	Men	1,009	1,123	2,052	2,002	1,260	1,101	4,321	4,226
	%	85%	85%	81%	81%	94%	94%	53%	53%
	Women	579	609	1,429	1,397	886	732	2,894	2,738
	%	92%	92%	92%	91%	57%	48%	35%	35%
	Total	1,588	1,732	3,481	3,399	2,146	1,833	7,215	6,964
	%	88%	87%	85%	85%	52%	46%	88%	88%
Total	Men	1,181	1,321	2,535	2,469	1,340	1,173	5,056	4,963
	%	23%	27%	50%	50%	27%	24%	62%	63%
	Women	628	665	1,559	1,538	913	760	3,100	2,963
	%	20%	22%	50%	52%	29%	26%	38%	37%
	Total	1,809	1,986	4,094	4,007	2,253	1,933	8,156	7,926
	%	22%	25%	50%	51%	28%	24%	100%	100%

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ARGENTINA		50 and more		From 35 to 49		Under 35		Total
		2019	2020	2019	2020	2019	2020	2019	2020
Executives	Men	71	62	88	71	7	4	166	137
	%	2%	2%	2%	2%	0%	0%	2%	1%
	Women	17	16	24	21	0	1	41	38
	%	3%	3%	1%	1%	0%	0%	1%	1%
	Total	88	78	112	92	7	5	207	175
	%	2%	2%	2%	1%	0%	0%	1%	1%
Middle management	Men	430	405	499	500	106	91	1,035	996
	%	12%	12%	12%	12%	5%	5%	10%	11%
	Women	51	50	235	240	56	45	342	335
	%	8%	9%	8%	8%	5%	5%	7%	8%
	Total	481	455	734	740	162	136	1,377	1,331
	%	11%	11%	10%	10%	5%	5%	9%	10%
Other professionals	Men	3,183	2,918	3,642	3,583	1,869	1,573	8,694	8,074
	%	86%	86%	86%	86%	94%	94%	60%	59%
	Women	598	522	2,538	2,645	1,103	871	4,239	4,038
	%	90%	89%	91%	91%	39%	30%	29%	30%
	Total	3,781	3,440	6,180	6,228	2,972	2,444	12,933	12,112
	%	87%	87%	88%	88%	42%	35%	89%	89%
Total	Men	3,684	3,385	4,229	4,154	1,982	1,668	9,895	9,207
	%	37%	37%	43%	45%	20%	18%	68%	68%
	Women	666	588	2,797	2,906	1,159	917	4,622	4,411
	%	14%	13%	61%	66%	25%	21%	32%	32%
	Total	4,350	3,973	7,026	7,060	3,141	2,585	14,517	13,618
	%	30%	29%	48%	52%	22%	19%	100%	100%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	151

2020 Consolidated Management Report 2. Non Financial Information Statement

BRAZIL		50 and more		From 35 to 49		Under 35		Total
		2019	2020	2019	2020	2019	2020	2019	2020
Executives	Men	121	155	822	813	121	109	1,064	1,077
	%	8%	8%	9%	8%	1%	1%	5%	5%
	Women	33	43	388	413	62	59	483	515
	%	6%	6%	7%	7%	1%	1%	3%	4%
	Total	154	198	1,210	1,226	183	168	1,547	1,592
	%	7%	8%	8%	8%	1%	1%	4%	5%
Middle management	Men	178	217	979	978	361	306	1,518	1,501
	%	11%	12%	11%	10%	4%	4%	8%	8%
	Women	24	29	329	354	267	230	620	613
	%	4%	4%	6%	6%	3%	3%	4%	4%
	Total	202	246	1,308	1,332	628	536	2,138	2,114
	%	9%	10%	9%	9%	4%	3%	6%	6%
Other professionals	Men	1,300	1,465	7,467	7,810	8,799	8,116	17,566	17,391
	%	81%	80%	81%	81%	95%	95%	51%	51%
	Women	527	596	4,724	5,099	8,002	7,640	13,253	13,335
	%	90%	89%	87%	87%	147%	130%	38%	39%
	Total	1,827	2,061	12,191	12,909	16,801	15,756	30,819	30,726
	%	84%	82%	83%	83%	114%	102%	89%	89%
Total	Men	1,599	1,837	9,268	9,601	9,281	8,531	20,148	19,969
	%	8%	9%	46%	48%	46%	43%	58%	58%
	Women	584	668	5,441	5,866	8,331	7,929	14,356	14,463
	%	4%	5%	38%	41%	58%	55%	42%	42%
	Total	2,183	2,505	14,709	15,467	17,612	16,460	34,504	34,432
	%	6%	7%	43%	45%	51%	48%	100%	100%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	152

2020 Consolidated Management Report 2. Non Financial Information Statement

CHILE		50 and more		From 35 to 49		Under 35		Total
		2019	2020	2019	2020	2019	2020	2019	2020
Executives	Men	24	27	42	37	1	4	67	68
	%	2%	2%	3%	3%	0%	1%	2%	2%
	Women	5	4	7	9	1	3	13	16
	%	2%	1%	1%	1%	0%	1%	1%	1%
	Total	29	31	49	46	2	7	80	84
	%	2%	2%	2%	2%	0%	1%	2%	2%
Middle management	Men	134	135	183	225	27	89	344	449
	%	13%	12%	15%	18%	5%	16%	12%	15%
	Women	24	29	89	98	13	25	126	152
	%	9%	10%	12%	13%	5%	9%	10%	11%
	Total	158	164	272	323	40	114	470	601
	%	12%	11%	14%	16%	5%	14%	11%	14%
Other professionals	Men	900	962	1,016	1,006	523	452	2,439	2,420
	%	85%	86%	82%	79%	95%	83%	59%	57%
	Women	236	271	666	649	268	244	1,170	1,164
	%	89%	89%	87%	86%	35%	32%	28%	27%
	Total	1,136	1,233	1,682	1,655	791	696	3,609	3,584
	%	86%	86%	84%	82%	39%	34%	87%	84%
Total	Men	1,058	1,124	1,241	1,268	551	545	2,850	2,937
	%	37%	38%	44%	43%	19%	19%	69%	69%
	Women	265	304	762	756	282	272	1,309	1,332
	%	20%	23%	58%	57%	22%	20%	31%	31%
	Total	1,323	1,428	2,003	2,024	833	817	4,159	4,269
	%	32%	33%	48%	47%	20%	19%	100%	100%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	153

2020 Consolidated Management Report 2. Non Financial Information Statement

COLOMBIA		50 and more		From 35 to 49		Under 35		Total
		2019	2020	2019	2020	2019	2020	2019	2020
Executives	Men	25	32	74	64	7	3	106	99
	%	9%	9%	5%	4%	1%	0%	4%	3%
	Women	11	12	41	42	1	1	53	55
	%	7%	7%	4%	3%	0%	0%	2%	2%
	Total	36	44	115	106	8	4	159	154
	%	9%	8%	4%	3%	0%	0%	3%	2%
Middle management	Men	36	48	175	203	30	50	241	301
	%	13%	13%	12%	12%	3%	3%	8%	8%
	Women	12	16	141	147	26	26	179	189
	%	8%	9%	12%	11%	2%	2%	7%	7%
	Total	48	64	316	350	56	76	420	490
	%	12%	12%	12%	11%	2%	3%	8%	8%
Other professionals	Men	207	284	1,205	1,494	1,148	1,432	2,560	3,210
	%	77%	78%	83%	85%	97%	96%	46%	50%
	Women	125	142	975	1,099	1,279	1,340	2,379	2,581
	%	84%	84%	84%	85%	111%	104%	43%	40%
	Total	332	426	2,180	2,593	2,427	2,772	4,939	5,791
	%	80%	80%	83%	85%	93%	91%	90%	90%
Total	Men	268	364	1,454	1,761	1,185	1,485	2,907	3,610
	%	9%	10%	50%	49%	41%	41%	53%	56%
	Women	148	170	1,157	1,288	1,306	1,367	2,611	2,825
	%	6%	6%	44%	46%	50%	48%	47%	44%
	Total	416	534	2,611	3,049	2,491	2,852	5,518	6,435
	%	8%	8%	47%	47%	45%	44%	100%	100%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	154

2020 Consolidated Management Report 2. Non Financial Information Statement

ECUADOR		50 and more		From 35 to 49		Under 35		Total
		2019	2020	2019	2020	2019	2020	2019	2020
Executives	Men	20	15	40	30	1	1	61	46
	%	48%	42%	11%	9%	0%	0%	9%	7%
	Women	4	2	12	12	2	1	18	15
	%	21%	13%	6%	6%	1%	1%	4%	4%
	Total	24	17	52	42	3	2	79	61
	%	39%	33%	9%	8%	1%	0%	7%	6%
Middle management	Men	8	7	80	68	20	21	108	96
	%	19%	19%	22%	20%	7%	8%	16%	15%
	Women	2	3	41	41	27	16	70	60
	%	11%	20%	22%	21%	12%	8%	16%	15%
	Total	10	10	121	109	47	37	178	156
	%	16%	20%	22%	20%	10%	8%	16%	15%
Other professionals	Men	14	14	245	242	249	230	508	486
	%	33%	39%	67%	71%	92%	91%	46%	47%
	Women	13	10	136	142	192	173	341	325
	%	68%	67%	72%	73%	102%	89%	31%	32%
	Total	27	24	381	384	441	403	849	811
	%	44%	47%	69%	72%	80%	75%	77%	79%
Total	Men	42	36	365	340	270	252	677	628
	%	6%	6%	54%	54%	40%	40%	61%	61%
	Women	19	15	189	195	221	190	429	400
	%	4%	4%	44%	49%	52%	48%	39%	39%
	Total	61	51	554	535	491	442	1,106	1,028
	%	6%	5%	50%	52%	44%	43%	100%	100%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	155

2020 Consolidated Management Report 2. Non Financial Information Statement

SPAIN		50 and more		From 35 to 49		Under 35		Total
		2019	2020	2019	2020	2019	2020	2019	2020
Executives	Men	1,127	394	747	693	21	16	1,127	1,103
	%	15%	5%	9%	9%	1%	1%	6%	6%
	Women	496	142	365	343	12	16	496	501
	%	19%	5%	6%	6%	1%	1%	5%	5%
	Total	1,623	536	1,112	1,036	33	32	1,623	1,604
	%	16%	5%	8%	8%	1%	1%	6%	6%
Middle management	Men	527	639	1,176	1,134	136	187	1,839	1,960
	%	7%	7%	14%	15%	6%	8%	10%	11%
	Women	159	218	668	665	86	103	913	986
	%	6%	7%	11%	12%	5%	7%	9%	10%
	Total	686	857	1,844	1,799	222	290	2,752	2,946
	%	7%	7%	13%	14%	6%	8%	10%	10%
Other professionals	Men	6,654	7,667	6,406	5,640	2,226	2,016	15,286	15,323
	%	88%	88%	77%	76%	93%	91%	54%	54%
	Women	2,292	2,755	4,915	4,564	1,520	1,368	8,727	8,687
	%	89%	88%	83%	82%	26%	25%	31%	30%
	Total	8,946	10,422	11,321	10,204	3,746	3,384	24,013	24,010
	%	88%	88%	79%	78%	26%	26%	85%	84%
Total	Men	7,540	8,700	8,329	7,467	2,383	2,219	18,252	18,386
	%	41%	47%	46%	41%	13%	12%	64%	64%
	Women	2,570	3,115	5,948	5,572	1,618	1,487	10,136	10,174
	%	25%	31%	59%	55%	16%	15%	36%	36%
	Total	10,110	11,815	14,277	13,039	4,001	3,706	28,388	28,560
	%	36%	41%	50%	46%	14%	13%	100%	100%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	156

2020 Consolidated Management Report 2. Non Financial Information Statement

MEXICO		50 and more		From 35 to 49		Under 35		Total
		2019	2020	2019	2020	2019	2020	2019	2020
Executives	Men	30	29	175	163	29	24	234	216
	%	30%	26%	23%	22%	7%	6%	18%	17%
	Women	4	4	86	88	14	12	104	104
	%	22%	20%	28%	27%	5%	5%	17%	18%
	Total	34	33	261	251	43	36	338	320
	%	29%	25%	24%	23%	6%	6%	18%	17%
Middle management	Men	9	10	62	46	11	9	82	65
	%	9%	9%	8%	6%	3%	2%	6%	5%
	Women	—	0	9	9	5	3	14	12
	%	0%	0%	3%	3%	2%	1%	2%	2%
	Total	9	10	71	55	16	12	96	77
	%	8%	8%	7%	5%	2%	2%	5%	4%
Other professionals	Men	62	72	525	547	382	352	969	971
	%	61%	65%	69%	72%	91%	91%	51%	53%
	Women	14	16	212	227	253	232	479	475
	%	78%	80%	69%	70%	82%	72%	25%	26%
	Total	76	88	737	774	635	584	1,448	1,446
	%	64%	67%	69%	72%	59%	54%	77%	78%
Total	Men	101	111	762	756	422	385	1,285	1,252
	%	8%	9%	59%	60%	33%	31%	68%	68%
	Women	18	20	307	324	272	247	597	591
	%	3%	3%	51%	55%	46%	42%	32%	32%
	Total	119	131	1,069	1,080	694	632	1,882	1,843
	%	6%	7%	57%	59%	37%	34%	100%	100%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	157

2020 Consolidated Management Report 2. Non Financial Information Statement

PERU		50 and more		From 35 to 49		Under 35		Total
		2019	2020	2019	2020	2019	2020	2019	2020
Executives	Men	36	33	84	65	3	4	123	102
	%	3%	3%	5%	4%	0%	0%	3%	3%
	Women	8	8	44	41	2	1	54	50
	%	3%	3%	5%	5%	0%	0%	3%	3%
	Total	44	41	128	106	5	5	177	152
	%	3%	3%	5%	4%	0%	0%	3%	3%
Middle management	Men	45	43	235	214	30	19	310	276
	%	4%	4%	15%	14%	3%	2%	9%	8%
	Women	7	8	97	87	13	6	117	101
	%	3%	3%	11%	10%	2%	1%	6%	6%
	Total	52	51	332	301	43	25	427	377
	%	4%	4%	13%	13%	3%	2%	8%	7%
Other professionals	Men	989	942	1,239	1,224	953	878	3,181	3,044
	%	92%	93%	80%	81%	97%	97%	59%	59%
	Women	261	268	766	753	611	554	1,638	1,575
	%	95%	94%	84%	85%	67%	63%	30%	31%
	Total	1,250	1,210	2,005	1,977	1,564	1,432	4,819	4,619
	%	93%	93%	81%	83%	63%	60%	89%	90%
Total	Men	1,070	1,018	1,558	1,503	986	901	3,614	3,422
	%	30%	30%	43%	44%	27%	26%	67%	66%
	Women	276	284	907	881	626	561	1,809	1,726
	%	15%	16%	50%	51%	35%	33%	33%	34%
	Total	1,346	1,302	2,465	2,384	1,612	1,462	5,423	5,148
	%	25%	25%	45%	46%	30%	28%	100%	100%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	158

2020 Consolidated Management Report 2. Non Financial Information Statement

UNITED KINGDOM		50 and more		From 35 to 49		Under 35		Total
		2019	2020	2019	2020	2019	2020	2019	2020
Executives	Men	69	81	123	131	8	10	200	222
	%	9%	11%	7%	8%	0%	1%	5%	6%
	Women	24	25	66	83	5	6	95	114
	%	6%	7%	6%	8%	0%	1%	3%	5%
	Total	93	106	189	214	13	16	295	336
	%	8%	9%	7%	8%	0%	1%	4%	5%
Middle management	Men	182	179	426	404	188	156	796	739
	%	24%	24%	25%	25%	11%	11%	19%	19%
	Women	77	77	249	213	107	82	433	372
	%	20%	20%	22%	20%	8%	8%	16%	15%
	Total	259	256	675	617	295	238	1,229	1,111
	%	23%	23%	24%	23%	10%	9%	18%	18%
Other professionals	Men	496	494	1,126	1,080	1,536	1,297	3,158	2,871
	%	66%	66%	67%	67%	89%	89%	46%	45%
	Women	278	281	816	749	1,152	974	2,246	2,004
	%	73%	73%	72%	72%	102%	93%	32%	32%
	Total	774	775	1,942	1,829	2,688	2,271	5,404	4,875
	%	69%	68%	69%	69%	96%	85%	78%	77%
Total	Men	747	754	1,675	1,615	1,732	1,463	4,154	3,832
	%	18%	20%	40%	42%	42%	38%	60%	61%
	Women	379	383	1,131	1,045	1,264	1,062	2,774	2,490
	%	14%	15%	41%	42%	46%	43%	40%	39%
	Total	1,126	1,137	2,806	2,660	2,996	2,525	6,928	6,322
	%	16%	18%	41%	42%	43%	40%	100%	100%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	159

2020 Consolidated Management Report 2. Non Financial Information Statement

URUGUAY		50 and more		From 35 to 49		Under 35		Total
		2019	2020	2019	2020	2019	2020	2019	2020
Executives	Men	14	16	13	14	2	1	29	31
	%	29%	31%	9%	9%	2%	1%	9%	10%
	Women	1	1	10	8	0	0	11	9
	%	4%	3%	8%	6%	0%	0%	4%	3%
	Total	15	17	23	22	2	1	40	40
	%	20%	21%	9%	8%	1%	0%	6%	6%
Middle management	Men	7	7	26	26	5	5	38	38
	%	15%	14%	18%	17%	4%	4%	12%	12%
	Women	7	8	27	27	2	1	36	36
	%	27%	27%	22%	21%	1%	1%	12%	12%
	Total	14	15	53	53	7	6	74	74
	%	19%	19%	20%	19%	2%	2%	12%	12%
Other professionals	Men	27	28	105	113	119	110	251	251
	%	56%	55%	73%	74%	94%	95%	40%	40%
	Women	18	21	88	95	153	152	259	268
	%	69%	70%	70%	73%	122%	117%	42%	42%
	Total	45	49	193	208	272	262	510	519
	%	61%	60%	72%	73%	101%	93%	82%	82%
Total	Men	48	51	144	153	126	116	318	320
	%	15%	16%	45%	48%	40%	36%	51%	51%
	Women	26	30	125	130	155	153	306	313
	%	8%	10%	41%	42%	51%	49%	49%	49%
	Total	74	81	269	283	281	269	624	633
	%	12%	13%	43%	45%	45%	42%	100%	100%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	160

2020 Consolidated Management Report 2. Non Financial Information Statement

VENEZUELA		50 and more		From 35 to 49		Under 35		Total
		2019	2020	2019	2020	2019	2020	2019	2020
Executives	Men	17	19	21	17	0	0	38	36
	%	11%	11%	5%	4%	0%	0%	4%	4%
	Women	10	12	20	17	0	0	30	29
	%	9%	10%	5%	4%	0%	0%	3%	3%
	Total	27	31	41	34	0	0	68	65
	%	10%	11%	5%	4%	0%	0%	4%	4%
Middle management	Men	36	43	102	95	12	11	150	149
	%	24%	26%	26%	24%	4%	4%	17%	18%
	Women	31	33	98	98	22	21	151	152
	%	28%	28%	24%	23%	6%	6%	17%	17%
	Total	67	76	200	193	34	32	301	301
	%	26%	27%	25%	24%	5%	5%	17%	18%
Other professionals	Men	95	105	275	280	301	267	671	652
	%	64%	63%	69%	71%	96%	96%	38%	38%
	Women	70	71	296	308	365	316	731	695
	%	63%	61%	71%	73%	88%	75%	41%	41%
	Total	165	176	571	588	666	583	1,402	1,347
	%	64%	62%	70%	72%	82%	72%	79%	79%
Total	Men	148	167	398	392	313	278	859	837
	%	17%	20%	46%	47%	36%	33%	49%	49%
	Women	111	116	414	423	387	337	912	876
	%	12%	13%	45%	48%	42%	38%	51%	51%
	Total	259	283	812	815	700	615	1,771	1,713
	%	15%	17%	46%	48%	40%	36%	100%	100%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	161

2020 Consolidated Management Report 2. Non Financial Information Statement

OTHERS		50 and more		From 35 to 49		Under 35		Total
		2019	2020	2019	2020	2019	2020	2019	2020
Executives	Men	21	19	26	26	0	0	47	45
	%	19%	20%	8%	17%	0%	0%	8%	16%
	Women	1	2	11	9	1	0	13	11
	%	4%	3%	7%	13%	1%	0%	5%	7%
	Total	22	21	37	35	1	0	60	56
	%	17%	13%	8%	15%	0%	0%	7%	13%
Middle management	Men	53	62	129	98	16	15	198	175
	%	49%	64%	38%	64%	12%	63%	34%	64%
	Women	12	20	49	51	9	9	70	80
	%	48%	33%	33%	71%	10%	64%	27%	54%
	Total	65	82	178	149	25	24	268	255
	%	49%	52%	36%	66%	11%	63%	32%	60%
Other professionals	Men	34	16	188	30	113	9	335	55
	%	31%	16%	55%	19%	88%	38%	40%	13%
	Women	12	39	88	12	80	5	180	56
	%	48%	64%	59%	17%	54%	7%	21%	13%
	Total	46	55	276	42	193	14	515	111
	%	35	35	56	19	39	6	61	26
Total	Men	108	97	343	154	129	24	580	275
	%	19%	35%	59%	56%	22%	9%	69%	65%
	Women	25	61	148	72	90	14	263	147
	%	10%	41%	56%	49%	34%	10%	31%	35%
	Total	133	158	491	226	219	38	843	422
	%	16%	37%	58%	54%	26%	9%	100%	100%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	162

2020 Consolidated Management Report 2. Non Financial Information Statement

HISPAM		50 and more		From 35 to 49		Under 35		Total
		2019	2020	2019	2020	2019	2020	2019	2020
Executives	Men	237	233	537	461	50	41	824	735
	%	4%	4%	5%	4%	1%	1%	4%	3%
	Women	60	59	244	238	20	19	324	316
	%	4%	4%	4%	3%	0%	0%	3%	3%
	Total	297	292	781	699	70	60	1,148	1,051
	%	4%	4%	5%	4%	1%	1%	3%	3%
Middle management	Men	705	698	1,362	1,377	241	295	2,308	2,370
	%	11%	11%	13%	13%	4%	5%	10%	11%
	Women	134	147	737	747	164	143	1,035	1,037
	%	9%	10%	11%	11%	4%	4%	8%	8%
	Total	839	845	2,099	2,124	405	438	3,343	3,407
	%	11%	11%	12%	12%	4%	5%	10%	10%
Other professionals	Men	5,477	5,325	8,252	8,489	5,544	5,294	19,273	19,108
	%	85%	85%	81%	82%	95%	94%	55%	55%
	Women	1,335	1,321	5,677	5,918	4,224	3,882	11,236	11,121
	%	87%	87%	85%	86%	63%	56%	32%	32%
	Total	6,812	6,646	13,929	14,407	9,768	9,176	30,509	30,229
	%	86	85	83	84	58	53	87	87
Total	Men	6,419	6,256	10,151	10,327	5,835	5,630	22,405	22,213
	%	29%	28%	45%	46%	26%	25%	64%	64%
	Women	1,529	1,527	6,658	6,903	4,408	4,044	12,595	12,474
	%	12%	12%	53%	55%	35%	32%	36%	36%
	Total	7,948	7,783	16,809	17,230	10,243	9,674	35,000	34,687
	%	23%	22%	48%	50%	29%	28%	100%	100%

STRUCTURE OF THE BOARD OF DIRECTORS
Persons on the Board of Directors by gender and age in 2020

Age range	Men	%	Women	%	Total	%
50 and more	12	86%	2	14%	14	82%
From 35 to 49	0	0%	3	100%	3	18%
Under 35	0	0%	0	0%	0	0%
Total	12	71%	5	29%	17	100%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	163

2020 Consolidated Management Report 2. Non Financial Information Statement
TYPES OF CONTRACT
Total number and distribution of employment contract types by gender and country

Country	Permanent contract (Men)		Permanent contract (Women)		Permanent contracts		Temporary contracts (Men)		Temporary contracts (Women)		Temporary contracts
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Germany	4,568	4,531	2,803	2,707	7,371	7,238	488	432	297	256	785	688
Argentina	9,895	9,207	4,622	4,411	14,517	13,618	—	—	—	—	—	—
Brazil	20,051	19,922	14,201	14,392	34,252	34,314	97	47	155	71	252	118
Chile	2,802	2,902	1,302	1,329	4,104	4,231	48	35	7	3	55	38
Colombia	2,812	3,495	2,466	2,666	5,278	6,161	95	115	145	159	240	274
Ecuador	666	600	424	376	1,090	976	11	28	5	24	16	52
Spain	17,803	18,015	9,746	9,858	27,549	27,873	449	371	390	316	839	687
Mexico	1,285	1,252	597	591	1,882	1,843	—	—	—	—	—	—
Peru	3,325	3,122	1,685	1,586	5,010	4,708	289	300	124	140	413	440
United Kingdom	4,119	3,793	2,753	2,461	6,872	6,254	35	39	21	29	56	68
Uruguay	318	320	305	313	623	633	—	—	1	—	1	—
Venezuela	830	817	858	851	1,688	1,668	29	20	54	25	83	45
Others	578	268	262	144	840	412	2	7	1	3	3	10
HispAm	21,933	21,715	12,259	12,123	34,192	33,838	472	498	336	351	808	849
Total Group	69,052	68,244	42,024	41,685	111,076	109,929	1,543	1,394	1,200	1,026	2,743	2,420

Country	Full-time (Men)		Full-time (Women)		Full-time		Part-time contracts (Men)		Part-time contracts (Women)		Part-time contracts
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Germany	4,568	4,560	1,862	1,784	6,430	6,344	488	403	1,238	1,179	1,726	1,582
Argentina	6,496	9,207	3,388	4,385	9,884	13,592	3,399	—	1,234	26	4,633	26
Brazil	17,543	17,495	9,278	9,389	26,821	26,884	2,605	2,474	5,078	5,074	7,683	7,548
Chile	2,850	2,937	1,309	1,332	4,159	4,269	—	—	—	—	—	—
Colombia	2,907	3,610	2,611	2,825	5,518	6,435	—	—	—	—	—	—
Ecuador	677	628	429	400	1,106	1,028	—	—	—	—	—	—
Spain	18,210	18,373	10,099	10,139	28,309	28,512	42	13	37	35	79	48
Mexico	1,285	1,252	597	591	1,882	1,843	—	—	—	—	—	—
Peru	3,613	3,422	1,809	1,726	5,422	5,148	1	—	—	—	1	—
United Kingdom	3,549	3,341	1,811	1,689	5,360	5,030	605	491	963	801	1,568	1,292
Uruguay	318	296	306	252	624	548	—	24	—	61	—	85
Venezuela	859	837	912	876	1,771	1,713	—	—	—	—	—	—
Others	580	275	263	146	843	421	—	—	—	1	—	1
HispAm	19,005	22,189	11,361	12,387	30,366	34,576	3,400	24	1,234	87	4,634	111
Total Group	63,455	66,233	34,674	35,534	98,129	101,767	7,140	3,405	8,550	7,177	15,690	10,582

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	164

2020 Consolidated Management Report 2. Non Financial Information Statement

Average annual number of permanent, temporary and part-time contracts by gender, age and professional category (*)

Average contracts by gender
Indicators	Men		Women		Total
	2019	2020	2019	2020	2019	2020
Permanent contracts (total number)	71,931	68,478	43,103	41,745	114,494	110,223
Temporary contracts (total number)	1,590	1,432	1,262	1,087	2,852	2,519
Part-time contracts (total number)	8,289	3,984	9,005	7,589	17,294	11,573

Average contracts by age
Indicators	50 and more		From 35 to 49		Under 35		Total
	2019	2020	2019	2020	2019	2020	2019	2020
Permanent contracts (total number)	24,301	25,716	53,536	52,443	36,657	32,064	114,494	110,223
Temporary contracts (total number)	106	106	571	560	2,176	1,853	2,852	2,519
Part-time contracts (total number)	2,853	757	5,389	3,533	9,052	7,283	17,294	11,573

Average contracts by professional category
Indicators	Executives		Middle management		Other professionals		Total
	2019	2020	2019	2020	2019	2020	2019	2020
Permanent contracts (total number)	4,442	4,868	9,177	10,421	100,876	94,934	114,494	110,223
Temporary contracts (total number)	3	7	15	18	2,834	2,493	2,852	2,519
Part-time contracts (total number)	14	25	78	125	17,202	11,422	17,294	11,573

(*) The calculation is based on the cumulative average for the year by type of contract and by type of working day.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	165

2020 Consolidated Management Report 2. Non Financial Information Statement

DIVERSITY INDICATORS

Indicators		2019	2020
Women on the workforce	(%)	38%	38%
Women in management positions	(%)	26%	27%
% Women on the Board of Directors	(%)	29%	29%
Women in middle management	(%)	31%	31%
People with disabilities on the workforce	(People)	1,087	1,118
Under 30	(%)	17%	15%
Women hired under 30	(%)	46%	47%

Cultural diversity 2020

Country	Employees	Nationalities	Women	Men
Germany	7,926	80	58	67
Argentina	13,618	27	17	24
Brazil	34,432	26	14	23
Chile	4,269	19	14	17
Colombia	6,435	9	7	7
Ecuador	1,028	10	4	10
Spain	28,560	54	44	42
Mexico	1,843	15	7	14
Peru	5,148	13	10	10
United Kingdom	6,322	62	43	52
Uruguay	633	8	6	7
Venezuela	1,713	8	5	7
Others	422	35	26	25
HispAm	34,687	40	29	33
Total Group	112,349	117	92	106

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	166

2020 Consolidated Management Report 2. Non Financial Information Statement

DISMISSALS
Number of dismissals by gender

Country	Men		Women		Total
	2019	2020	2019	2020	2019	2020
Germany	260	182	166	99	426	281
Argentina	244	636	150	242	394	878
Brazil	2,610	1,804	2,403	1,562	5,013	3,366
Chile	243	118	113	31	356	149
Colombia	174	77	182	74	356	151
Ecuador	79	59	42	36	121	95
Spain	2,123	157	807	116	2,930	273
Mexico	237	75	147	30	384	105
Peru	633	185	363	78	996	263
United Kingdom	127	228	44	183	171	411
Uruguay	12	8	9	4	21	12
Venezuela	25	—	44	—	69	—
Others	41	6	27	5	68	11
HispAm	1,647	1,158	1,050	495	2,697	1,653
Total Group	6,808	3,535	4,497	2,460	11,305	5,995

Number of dismissals by age range

Country	50 and more		From 35 to 49		Under 35		Total
	2019	2020	2019	2020	2019	2020	2019	2020
Germany	61	48	145	102	220	131	426	281
Argentina	197	747	136	82	61	49	394	878
Brazil	229	173	1,544	1,234	3,240	1,959	5,013	3,366
Chile	140	32	142	60	74	57	356	149
Colombia	48	12	152	71	156	68	356	151
Ecuador	6	14	65	57	50	24	121	95
Spain	2,715	69	138	151	77	53	2,930	273
Mexico	37	11	226	71	121	23	384	105
Peru	475	66	470	140	51	57	996	263
United Kingdom	42	133	64	189	65	89	171	411
Uruguay	2	1	5	5	14	6	21	12
Venezuela	6	—	23	—	40	—	69	—
Others	9	2	41	6	18	3	68	11
HispAm	911	883	1,219	486	567	284	2,697	1,653
Total Group	3,967	1,308	3,151	2,168	4,187	2,519	11,305	5,995

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	167

2020 Consolidated Management Report 2. Non Financial Information Statement

Number of dismissals by professional category

Country	Executives		Middle management		Other professionals		Total
	2019	2020	2019	2020	2019	2020	2019	2020
Germany	3	7	24	22	399	252	426	281
Argentina	2	9	57	108	335	761	394	878
Brazil	8	90	326	108	4,679	3,168	5,013	3,366
Chile	3	8	37	23	316	118	356	149
Colombia	8	5	29	8	319	138	356	151
Ecuador	1	15	18	23	102	57	121	95
Spain	37	66	180	41	2,713	166	2,930	273
Mexico	6	22	87	17	291	66	384	105
Peru	5	25	53	60	938	178	996	263
United Kingdom	1	47	35	61	135	303	171	411
Uruguay	—	1	1	—	20	11	21	12
Venezuela	—	—	1	—	68	—	69	—
Others	3	3	4	4	61	4	68	11
HispAm	25	85	283	239	2,389	1,329	2,697	1,653
Total Group	77	298	852	475	10,376	5,222	11,305	5,995

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	168

2020 Consolidated Management Report 2. Non Financial Information Statement
NEW HIRES
Total number and rate of new hires by age, gender and country

Country	Age range	Men		%		Women		%		Total
		2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Germany	50 and more	77	89	5.2%	7.2%	65	66	4.41%	5.33%	142	155
	From 35 to 49	301	254	20.4%	20.5%	273	183	18.51%	14.78%	574	437
	Under 35	458	367	31.1%	29.6%	301	279	20.41%	22.54%	759	646
Argentina	50 and more	46	109	11.1%	12.9%	23	22	5.56%	2.60%	69	131
	From 35 to 49	52	205	12.6%	24.3%	75	222	18.12%	26.27%	127	427
	Under 35	131	121	31.6%	14.3%	87	166	21.01%	19.64%	218	287
Brazil	50 and more	115	86	1.6%	1.6%	83	51	1.14%	0.96%	198	137
	From 35 to 49	1,103	797	15.1%	15.0%	763	624	10.48%	11.72%	1,866	1,421
	Under 35	2,693	1,837	37.0%	34.5%	2,525	1,927	34.67%	36.21%	5,218	3,764
Chile	50 and more	21	15	5.1%	3.2%	2	2	0.49%	0.42%	23	17
	From 35 to 49	72	136	17.6%	28.9%	44	34	10.78%	7.22%	116	170
	Under 35	201	234	49.3%	49.7%	68	50	16.67%	10.62%	269	284
Colombia	50 and more	10	16	0.8%	1.3%	8	6	0.65%	0.47%	18	22
	From 35 to 49	146	152	11.8%	12.0%	108	88	8.74%	6.95%	254	240
	Under 35	486	554	39.4%	43.7%	477	451	38.62%	35.60%	963	1,005
Ecuador	50 and more	3	—	1.4%	0.0%	1	—	0.47%	0.00%	4	—
	From 35 to 49	30	9	14.0%	8.6%	13	6	6.05%	5.71%	43	15
	Under 35	103	55	47.9%	52.4%	65	35	30.23%	33.33%	168	90
Spain	50 and more	242	556	4.1%	7.6%	71	258	1.21%	3.52%	313	814
	From 35 to 49	1,320	1,617	22.4%	22.1%	861	985	14.64%	13.44%	2,181	2,602
	Under 35	1,980	2,323	33.7%	31.7%	1,409	1,590	23.95%	21.69%	3,389	3,913
Mexico	50 and more	4	6	1.1%	3.0%	1	3	0.28%	1.50%	5	9
	From 35 to 49	113	53	31.5%	26.5%	26	36	7.24%	18.00%	139	89
	Under 35	129	59	35.9%	29.5%	86	43	23.96%	21.50%	215	102
Peru	50 and more	6	10	1.0%	1.7%	1	3	0.17%	0.51%	7	13
	From 35 to 49	90	123	15.2%	20.9%	74	61	12.50%	10.36%	164	184
	Under 35	267	252	45.1%	42.8%	154	140	26.01%	23.77%	421	392

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	169

2020 Consolidated Management Report 2. Non Financial Information Statement

Country	Age range	Men		%		Women		%		Total
		2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
United Kingdom	50 and more	37	22	2.8%	3.8%	17	18	1.30%	3.10%	54	40
	From 35 to 49	154	91	11.8%	15.7%	79	49	6.05%	8.43%	233	140
	Under 35	578	216	44.3%	37.2%	441	185	33.77%	31.84%	1,019	401
Uruguay	50 and more	—	1	0.0%	1.8%	—	—	0.00%	0.00%	—	1
	From 35 to 49	18	6	43.9%	10.9%	2	3	4.88%	5.45%	36	9
	Under 35	3	21	7.3%	38.2%	18	24	43.90%	43.64%	5	45
Venezuela	50 and more	1	—	0.4%	0.0%	3	4	1.09%	1.81%	4	4
	From 35 to 49	15	11	5.5%	5.0%	18	37	6.57%	16.74%	33	48
	Under 35	99	58	36.1%	26.2%	138	111	50.36%	50.23%	237	169
Others	50 and more	16	3	9.2%	8.1%	3	—	1.72%	0.00%	19	3
	From 35 to 49	55	17	31.6%	45.9%	28	5	16.09%	13.51%	83	22
	Under 35	44	9	25.3%	24.3%	28	3	16.09%	8.11%	72	12
HispAm	50 and more	91	157	2.6%	4.2%	39	40	1.10%	1.07%	130	197
	From 35 to 49	521	695	14.7%	18.5%	360	487	10.18%	12.98%	881	1,182
	Under 35	1,434	1,354	40.5%	36.1%	1,093	1,020	30.89%	27.18%	2,527	2,374
Total Group	50 and more	578	913	2.9%	5.0%	278	433	1.41%	2.37%	856	1,346
	From 35 to 49	3,454	3,471	17.6%	19.0%	2,364	2,333	12.03%	12.78%	5,818	5,804
	Under 35	7,187	6,106	36.6%	33.4%	5,797	5,004	29.49%	27.40%	12,984	11,110

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	170

2020 Consolidated Management Report 2. Non Financial Information Statement
STAFF TURNOVER
Staff turnover (voluntary, total departures, detail of total departures and breakdown of departures) by age, gender and country

Staff turnover (voluntary)

Country	Age range	Men		%		Women		%		Total		%
		2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Germany	50 and more	43	21	0.5%	0.3%	48	25	0.6%	0.3%	91	46	1.1%	0.6%
	From 35 to 49	182	78	2.2%	1.0%	155	59	1.9%	0.7%	337	137	4.1%	1.7%
	Under 35	204	98	2.5%	1.2%	149	73	1.8%	0.9%	353	171	4.3%	2.1%
Argentina	50 and more	9	2	0.1%	0.0%	3	1	0.0%	0.0%	12	3	0.1%	0.0%
	From 35 to 49	42	32	0.3%	0.2%	21	12	0.1%	0.1%	63	44	0.4%	0.3%
	Under 35	57	48	0.4%	0.3%	33	28	0.2%	0.2%	90	76	0.6%	0.5%
Brazil	50 and more	23	14	0.1%	0.0%	13	17	0.0%	0.0%	36	31	0.1%	0.1%
	From 35 to 49	318	284	0.9%	0.8%	240	176	0.7%	0.5%	588	460	1.7%	1.3%
	Under 35	796	593	2.3%	1.7%	756	552	2.2%	1.6%	1,552	1,145	4.6%	3.3%
Chile	50 and more	—	2	0.0%	0.0%	—	—	0.0%	0.0%	—	2	0.0%	0.0%
	From 35 to 49	33	27	0.8%	0.6%	12	5	0.3%	0.1%	45	32	1.1%	0.8%
	Under 35	59	38	1.4%	0.9%	16	11	0.4%	0.3%	75	49	1.8%	1.2%
Colombia	50 and more	2	6	0.0%	0.1%	2	3	0.0%	0.0%	4	9	0.1%	0.1%
	From 35 to 49	89	87	1.6%	1.4%	68	63	1.2%	1.0%	157	150	2.8%	2.4%
	Under 35	149	182	2.7%	2.9%	205	134	3.7%	2.1%	354	316	6.4%	5.0%
Ecuador	50 and more	1	—	0.1%	0.0%	—	—	0.0%	0.0%	1	—	0.1%	0.0%
	From 35 to 49	31	10	2.6%	1.0%	24	8	2.0%	0.8%	55	18	4.6%	1.7%
	Under 35	71	33	6.0%	3.2%	36	20	3.0%	1.9%	107	53	9.0%	5.2%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	171

2020 Consolidated Management Report 2. Non Financial Information Statement

Country	Age range	Men		%		Women		%		Total		%
		2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Spain	50 and more	19	14	0.1%	0.0%	7	7	0.0%	0.0%	26	21	0.1%	0.1%
	From 35 to 49	113	81	0.4%	0.3%	90	47	0.3%	0.2%	203	128	0.7%	0.5%
	Under 35	179	80	0.6%	0.3%	120	63	0.4%	0.2%	299	143	1.0%	0.5%
Mexico	50 and more	2	2	0.1%	0.1%	—	1	0.0%	0.1%	2	3	0.1%	0.2%
	From 35 to 49	30	27	1.5%	1.5%	21	9	1.1%	0.5%	51	36	2.6%	1.9%
	Under 35	41	21	2.1%	1.1%	37	16	1.9%	0.9%	78	37	4.0%	2.0%
Peru	50 and more	10	3	0.2%	0.1%	1	1	0.0%	0.0%	11	4	0.2%	0.1%
	From 35 to 49	71	46	1.1%	0.9%	39	17	0.6%	0.3%	110	63	1.8%	1.2%
	Under 35	169	81	2.7%	1.5%	146	67	2.4%	1.3%	315	148	5.1%	2.8%
United Kingdom	50 and more	27	15	0.4%	0.2%	9	9	0.1%	0.1%	36	24	0.5%	0.4%
	From 35 to 49	107	80	1.5%	1.2%	54	44	0.8%	0.7%	161	124	2.3%	1.9%
	Under 35	588	262	8.4%	4.0%	395	212	5.6%	3.3%	983	474	14.0%	7.3%
Uruguay	50 and more	—	1	0.0%	0.2%	—	—	0.0%	0.0%	—	1	0.0%	0.2%
	From 35 to 49	5	4	0.8%	0.6%	4	1	0.6%	0.2%	9	5	1.4%	0.8%
	Under 35	17	10	2.6%	1.6%	24	12	3.7%	1.9%	41	22	6.4%	3.5%
Venezuela	50 and more	7	2	0.4%	0.1%	3	2	0.2%	0.1%	10	4	0.6%	0.2%
	From 35 to 49	35	10	2.0%	0.6%	45	10	2.6%	0.6%	80	20	4.5%	1.1%
	Under 35	59	30	3.3%	1.7%	67	38	3.8%	2.2%	126	68	7.1%	3.9%
Others	50 and more	3	2	0.3%	0.5%	1	3	0.1%	0.7%	4	5	0.3%	1.2%
	From 35 to 49	18	2	1.6%	0.5%	15	3	1.3%	0.7%	33	5	2.9%	1.2%
	Under 35	25	3	2.2%	0.7%	13	4	1.1%	1.0%	38	7	3.3%	1.7%

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2020 Consolidated Management Report 2. Non Financial Information Statement

Country	Age range	Men		%		Women		%		Total		%
		2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
HispAm	50 and more	31	18	0.1%	0.1%	9	8	0.0%	0.0%	40	26	0.1%	0.1%
	From 35 to 49	336	243	0.9%	0.7%	234	125	0.6%	0.4%	570	368	1.6%	1.1%
	Under 35	622	443	1.7%	1.3%	564	326	1.6%	0.9%	1,186	769	3.3%	2.2%
Total Group	50 and more	115	84	0.1%	0.1%	78	69	0.1%	0.1%	193	153	0.2%	2.4%
	From 35 to 49	738	768	0.6%	0.7%	554	454	0.5%	0.4%	1,292	2,709	1.1%	1.1%
	Under 35	1,792	1,479	1.5%	1.3%	1,433	1,230	1.2%	1.1%	3,225	1,222	2.7%	0.1%

(*)Turnover is calculated by dividing departures by the average headcount.

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2020 Consolidated Management Report 2. Non Financial Information Statement

Staff turnover: Total departures

Country	Age range	Men		%		Women		%		Total		%
		2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Germany	50 and more	114	119	1.4%	1.5%	108	107	1.3%	1.3%	222	226	2.7%	2.8%
	From 35 to 49	391	302	4.7%	3.8%	315	271	3.8%	3.4%	706	573	8.6%	7.2%
	Under 35	452	382	5.5%	4.8%	351	286	4.3%	3.6%	803	668	9.8%	8.4%
Argentina	50 and more	186	702	1.3%	5.1%	73	194	0.5%	1.4%	259	896	1.7%	6.5%
	From 35 to 49	160	258	1.1%	1.9%	174	246	1.2%	1.8%	334	504	2.3%	3.6%
	Under 35	124	147	0.8%	1.1%	103	186	0.7%	1.3%	227	333	1.5%	2.4%
Brazil	50 and more	206	140	0.6%	0.4%	81	84	0.2%	0.2%	287	224	0.8%	0.6%
	From 35 to 49	1,177	1,124	3.5%	3.3%	957	722	2.8%	2.1%	2,134	1,846	6.3%	5.4%
	Under 35	2,415	1,637	7.1%	4.7%	2,401	1,674	7.1%	4.9%	4,816	3,311	14.2%	9.6%
Chile	50 and more	118	34	2.8%	0.8%	30	4	0.7%	0.1%	148	38	3.5%	0.9%
	From 35 to 49	135	95	3.2%	2.3%	72	39	1.7%	0.9%	207	134	4.9%	3.2%
	Under 35	134	162	3.2%	3.9%	45	22	1.1%	0.5%	179	184	4.3%	4.4%
Colombia	50 and more	35	18	0.6%	0.3%	26	12	0.5%	0.2%	61	30	1.1%	0.5%
	From 35 to 49	184	175	3.3%	2.8%	158	119	2.8%	1.9%	342	294	6.1%	4.6%
	Under 35	387	433	7.0%	6.8%	467	378	8.4%	6.0%	854	811	15.3%	12.8%
Ecuador	50 and more	5	12	0.4%	1.2%	2	5	0.2%	0.5%	7	17	0.6%	1.7%
	From 35 to 49	96	50	8.0%	4.9%	59	26	4.9%	2.5%	155	76	13.0%	7.4%
	Under 35	150	55	12.6%	5.3%	95	41	8.0%	4.0%	245	96	20.5%	9.3%
Spain	50 and more	2,363	657	7.7%	2.3%	812	307	2.7%	1.1%	3,175	964	10.4%	3.4%
	From 35 to 49	1,122	1,574	3.7%	5.5%	793	1,020	2.6%	3.6%	1,915	2,594	6.3%	9.1%
	Under 35	1,749	2,124	5.7%	7.5%	1,263	1,466	4.1%	5.2%	3,012	3,590	9.8%	12.6%
Mexico	50 and more	33	17	1.7%	0.9%	9	4	0.5%	0.2%	42	21	2.1%	1.1%
	From 35 to 49	271	94	13.8%	5.1%	155	47	7.9%	2.5%	426	141	21.7%	7.6%
	Under 35	276	40	14.1%	2.2%	179	37	9.1%	2.0%	455	77	23.2%	4.2%
Peru	50 and more	435	121	7.0%	2.3%	144	24	2.3%	0.5%	579	145	9.3%	2.7%
	From 35 to 49	424	220	6.8%	4.2%	300	108	4.8%	2.0%	724	328	11.7%	6.2%
	Under 35	376	242	6.1%	4.6%	252	154	4.1%	2.9%	628	396	10.1%	7.5%
United Kingdom	50 and more	75	96	1.1%	1.5%	33	76	0.5%	1.2%	108	172	1.5%	2.6%
	From 35 to 49	162	190	2.3%	2.9%	80	137	1.1%	2.1%	242	327	3.5%	5.0%
	Under 35	653	348	9.3%	5.3%	426	272	6.1%	4.2%	1,079	620	15.4%	9.5%
Uruguay	50 and more	—	4	0.0%	0.6%	2	—	0.3%	0.0%	2	4	0.3%	0.6%
	From 35 to 49	9	8	1.4%	1.3%	6	3	0.9%	0.5%	15	11	2.3%	1.8%
	Under 35	26	15	4.0%	2.4%	29	16	4.5%	2.6%	55	31	8.6%	5.0%
Venezuela	50 and more	9	5	0.5%	0.3%	7	6	0.4%	0.3%	16	11	0.9%	0.6%
	From 35 to 49	48	16	2.7%	0.9%	56	48	3.2%	2.7%	104	64	5.9%	3.6%
	Under 35	78	70	4.4%	4.0%	108	134	6.1%	7.6%	186	204	10.6%	11.6%
Others	50 and more	64	6	5.6%	1.4%	25	3	2.2%	0.7%	89	9	7.8%	2.2%
	From 35 to 49	427	8	37.3%	1.9%	216	5	18.9%	1.2%	643	13	56.2%	3.1%
	Under 35	249	4	21.7%	1.0%	141	7	12.3%	1.7%	390	11	34.1%	2.6%

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	174

2020 Consolidated Management Report 2. Non Financial Information Statement

HispAm	50 and more	821	913	2.3%	2.6%	293	249	0.8%	0.7%	1,114	1,162	3.1%	3.3%
	From 35 to 49	1,327	916	3.7%	2.6%	980	636	2.7%	1.8%	2,307	1,552	6.3%	4.4%
	Under 35	1,551	1,164	4.3%	3.3%	1,278	968	3.5%	2.8%	2,829	2,132	7.8%	6.1%
Total Group	50 and more	3,643	1,931	3.1%	1.7%	1,352	826	1.2%	0.7%	4,995	2,757	4.3%	2.4%
	From 35 to 49	4,606	4,114	3.9%	3.6%	3,341	2,791	2.8%	2.5%	7,947	6,905	6.8%	6.1%
	Under 35	7,069	5,659	6.0%	5.0%	5,860	4,673	5.0%	4.1%	12,929	10,332	11.0%	9.2%

(*)Turnover is calculated by dividing departures by the average headcount.

Staff turnover: Detail of total departures (3)
Country	Total		Dismissals (%)		Voluntary resignations (%)		Departures due to attrition (1) (%)		Other departures (2) (%)
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Germany	21.0%	18.4%	5.2%	3.5%	9.5%	4.4%	3.6%	10.3%	2.7%	0.2%
Argentina	5.5%	12.5%	2.7%	6.3%	1.1%	0.9%	1.6%	2.9%	0.2%	2.4%
Brazil	21.3%	15.6%	14.7%	9.8%	6.3%	4.7%	0.0%	0.0%	0.2%	1.1%
Chile	12.7%	8.5%	8.5%	3.6%	2.9%	2.0%	1.3%	0.2%	0.1%	2.7%
Colombia	22.6%	17.9%	6.4%	2.4%	9.3%	7.5%	6.8%	7.9%	0.1%	0.1%
Ecuador	34.1%	18.4%	10.1%	9.2%	13.7%	6.9%	1.2%	1.9%	9.1%	0.3%
Spain	26.5%	25.2%	9.6%	1.0%	1.7%	1.0%	2.2%	17.8%	12.9%	5.3%
Mexico	47.0%	12.9%	19.6%	5.7%	6.7%	4.1%	1.0%	0.7%	19.8%	2.4%
Peru	31.1%	16.4%	16.0%	5.0%	7.0%	4.1%	1.4%	3.2%	6.7%	4.2%
United Kingdom	20.4%	17.2%	2.4%	6.3%	16.8%	9.6%	0.9%	1.2%	0.3%	0.1%
Uruguay	11.2%	7.3%	3.3%	1.9%	7.8%	4.5%	0.0%	0.8%	0.2%	0.2%
Venezuela	17.4%	15.9%	3.9%	0.0%	12.3%	5.2%	0.1%	0.2%	1.1%	10.4%
Others	98.0%	7.9%	5.9%	2.6%	6.6%	4.1%	1.0%	0.2%	84.5%	1.0%
HispAm	17.2%	13.9%	7.4%	4.7%	4.9%	3.3%	2.2%	3.2%	2.7%	2.6%
Total Group	22.0%	17.7%	9.6%	5.3%	5.5%	3.6%	1.6%	6.3%	5.3%	2.5%

(1) Departures due to attrition: Maternity leave, paternity leave and work/service leave.
(2) Departures due to transfer to another Group company or change of scope.
(3) % Calculated on average headcount.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	175

2020 Consolidated Management Report 2. Non Financial Information Statement

Turnover: Breakdown of departures
Country	Dismissals		%(3)		Voluntary resignations		%		Departures due to attrition (1)%				Other departures (2)%				Total
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Germany	426	281	25%	19%	781	354	45%	24%	299	819	17%	56%	225	13	13%	1%	1,731	1,467
Argentina	394	878	48%	51%	165	123	20%	7%	235	403	29%	23%	26	329	3%	19%	820	1,733
Brazil	5,013	3,366	69%	63%	2,146	1,636	30%	30%	17	5	0%	0%	61	374	1%	7%	7,237	5,381
Chile	356	149	67%	42%	120	83	22%	23%	54	10	10%	3%	4	114	1%	32%	534	356
Colombia	356	151	28%	13%	515	475	41%	42%	380	501	30%	44%	6	8	0%	1%	1,257	1,135
Ecuador	121	95	30%	50%	163	71	40%	38%	14	20	3%	11%	109	3	27%	2%	407	189
Spain	2,930	273	36%	4%	528	292	7%	4%	688	5,067	8%	71%	3,956	1,516	49%	21%	8,102	7,148
Mexico	384	105	42%	44%	131	76	14%	32%	19	13	2%	5%	389	45	42%	19%	923	239
Peru	996	263	52%	30%	436	215	23%	25%	85	169	4%	19%	414	222	21%	26%	1,931	869
United Kingdom	171	411	12%	37%	1,180	622	83%	56%	60	78	4%	7%	18	8	1%	1%	1,429	1,119
Uruguay	21	12	29%	26%	50	28	69%	61%	0	5	0%	11%	1	1	1%	2%	72	46
Venezuela	69	0	23%	0%	216	92	71%	33%	1	4	0%	1%	20	183	7%	66%	306	279
Others	68	11	6%	33%	75	17	7%	52%	12	1	1%	3%	967	4	86%	12%	1,122	33
HispAm	2,697	1,653	43%	34%	1,796	1,163	29%	24%	788	1,125	13%	23%	969	905	16%	19%	6,250	4,846
Total Group	11,305	5,995	44%	30%	6,506	4,084	25%	20%	1,864	7,095	7%	35%	6,196	2,820	24%	14%	25,871	19,994

(1) Departures due to attrition: Maternity leave, paternity leave and work/service leave.
(2) Departures due to transfer to another Group company or change of scope.
(3) % Calculated on the total number of departures.

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2020 Consolidated Management Report 2. Non Financial Information Statement

Employee Net Promoter Score (eNPS) (*)

Region	eNPS Total		eNPS (Men)		eNPS (Women)
	2019	2020	2019	2020	2019	2020
Germany	21.6	54	16.8	52	29.5	57
Argentina	63.7	58	68	60	54.4	55
Brazil	72.5	79	70	70	76	76
Chile	65.4	75	63	75	70.4	76
Colombia	82.9	86	81.8	86	84.2	87
Ecuador	60.7	83	61.3	85	59.7	82
Spain	50.4	62	50.1	59	50.9	65
Mexico	67.7	81	66.7	79	70	84
Peru	15.9	35	19	34	9.1	36
United Kingdom	35.3	44	33.4	41	38	46
Uruguay	73.5	78	65.4	76	81	81
Venezuela	87.7	91	85.7	89	89.5	92
Others	39.7	43	41.6	41	36.1	46
HispAm	66	67		66		68
Total Group	58.4	65	57.3	64	60.2	70
(*) See definition in the section on Our people’s commitment and motivation.

COLLECTIVE BARGAINING AGREEMENTS(*)

Percentage of employees covered by collective bargaining agreements by country
Country	2019	2020
Germany	—	86.1%
Argentina	75.4%	76.3%
Brazil	93.6%	93.3%
Chile	84.1%	84.6%
Spain	57.6%	63.7%
Peru	38.8%	38.8%
United Kingdom	60.9%	59.0%
Total Group	61.0%	68.5%
(*) 100% of Telefónica’s employees, in both 2019 and 2020, were covered by a labour framework that regulates their working conditions.

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2020 Consolidated Management Report 2. Non Financial Information Statement
TRAINING

Hours of training by professional category, gender and country
Country	Hours of training		Hours of training for executives (Men)		Hours of training for executives (Women)		Hours of training for middle management (Men)		Hours of training for middle management (Women)		Hours of training for other professionals (Men)		Hours of training for other professionals (Women)
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Germany	157,098	91,186	4,172	1,420	1,422	612	14,762	6,996	4,330	2,104	77,948	46,757	54,464	33,297
Argentina	431,599	353,659	6,068	2,116	1,633	485	40,926	27,239	15,281	10,114	243,625	199,950	124,066	113,755
Brazil	1,801,097	1,044,302	33,634	21,258	22,678	10,077	49,407	34,302	29,999	22,250	829,492	461,333	835,887	495,082
Chile	55,125	135,035	1,127	873	128	185	6,877	11,411	1,778	5,457	28,591	71,985	16,623	45,125
Colombia	393,048	428,988	6,668	3,566	3,586	1,927	16,576	14,310	13,787	14,059	163,200	190,994	189,232	204,132
Ecuador	22,181	47,345	1,132	1,587	235	801	2,044	3,878	1,009	1,962	10,942	23,044	6,819	16,071
Spain	901,051	1,074,212	31,097	15,622	14,152	7,178	60,372	53,868	28,979	27,122	508,064	620,435	258,387	349,987
Mexico	45,530	78,829	4,805	6,831	2,340	3,859	1,711	3,181	313	1,066	24,417	45,534	11,943	18,358
Peru	71,044	74,627	2,103	2,056	829	1,069	5,025	6,247	1,791	2,245	40,935	38,868	20,361	24,142
United Kingdom	145,018	147,021	3,833	1,969	1,941	746	17,282	14,868	9,646	6,430	65,945	69,851	46,370	53,156
Uruguay	16,125	18,571	1,010	787	415	129	1,297	610	1,502	661	6,575	7,877	5,327	8,508
Venezuela	28,825	50,303	558	1,082	327	840	2,283	3,276	2,084	4,379	12,368	18,099	11,205	22,629
Others	12,228	5,047	441	430	139	125	2,832	2,239	1,214	1,161	4,004	501	3,598	591
HispAm	1,063,476	1,187,357	23,471	18,898	9,492	9,296	76,739	70,150	37,545	39,943	530,653	596,350	385,576	452,719
Total Group	4,079,968	3,549,124	96,561	59,596	47,776	28,035	221,483	182,423	113,760	99,009	2,016,106	1,795,228	1,584,282	1,384,832

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	178

2020 Consolidated Management Report 2. Non Financial Information Statement

Hours of training per employee by professional category, gender and country
Country	Hours of training per employee		Hours of training per executive employee (Men)		Hours of training per executive employee (Women)		Hours of training per middle management employee (Men)		Hours of training per middle management employee (Women)		Hours of training per other professional employee (Men)		Hours of training per other professional employee (Women)
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Germany	19	12	22	8	24	11	3	12	29	12	18	11	19	12
Argentina	30	26	37	15	40	13	40	27	45	30	28	25	29	28
Brazil	52	30	32	20	47	20	33	23	48	36	47	27	63	37
Chile	13	32	17	13	10	12	20	25	14	36	12	30	14	39
Colombia	71	67	63	36	68	35	69	48	77	74	64	59	80	79
Ecuador	20	46	19	35	13	53	19	40	14	33	22	47	20	49
Spain	32	38	28	14	29	14	33	27	32	28	33	40	30	40
Mexico	24	43	21	32	22	37	21	49	22	89	25	47	25	39
Peru	13	14	17	20	15	21	16	23	15	22	13	13	12	15
United Kingdom	21	23	19	9	20	7	22	20	22	17	21	24	21	27
Uruguay	26	29	35	25	38	14	34	16	42	18	26	31	21	32
Venezuela	16	29	15	30	11	29	15	22	14	29	18	28	15	33
Others	15	12	9	10	11	11	14	13	17	15	12	9	20	11
HispAm	30	34	28	26	29	29	33	30	36	39	28	31	34	41
Total Group	36	32	28	18	33	19	31	25	35	30	34	30	41	36

REMUNERATION
Average remuneration and its evolution by gender, age and professional category

Telefónica		Women		Men		Pay gap
		Average total remuneration (*)		Average total remuneration (*)		Base salary		Total remuneration
Professional category	Age range	2019	2020	2019	2020	2019	2020	2019	2020
Group		33,235	31,513	41,076	39,316	19.11%	19.26%	19.09%	19.85%
Executives	50 and more	152,786	146,967	179,944	167,922	12.10%	9.42%	15.09%	12.48%
	From 35 to 49	106,441	93,832	116,055	103,555	7.95%	7.18%	8.28%	9.39%
	Under 35	67,018	56,829	66,394	56,432	-1.80%	-1.32%	-0.94%	-0.70%
Middle management	50 and more	66,455	64,274	62,396	61,950	-7.37%	-5.35%	-6.51%	-3.75%
	From 35 to 49	54,387	49,952	56,372	50,266	1.07%	-0.25%	3.52%	0.62%
	Under 35	37,333	33,069	38,081	33,657	3.48%	4.23%	1.97%	1.75%
Other professionals	50 and more	43,633	46,012	47,053	49,385	7.23%	5.63%	7.27%	6.83%
	From 35 to 49	32,857	29,909	36,432	32,818	7.97%	6.70%	9.81%	8.86%
	Under 35	18,960	16,455	21,595	19,123	13.62%	15.57%	12.20%	13.95%
(*) For the purposes of reporting the average total remuneration of all the Group’s employees, all the Company’s executive positions have been grouped under the same category, including executives and managers, given that the design of the remuneration mix (fixed remuneration, annual variable remuneration, eligibility for the long-term incentive plan and other concepts) is aligned with the Telefónica Group’s Global Remuneration Policy, the main objective of which is to promote the achievement of financial, business, value creation and sustainability objectives.
Average total remuneration includes: total base salary, bonuses, commissions and commercial incentives paid during 2019, long-term incentives paid in 2019 and in-kind benefits, including social benefits, accrued in 2019.

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The information refers to 98% of the total workforce at 31/12/2020. In 2020, Venezuela has been excluded due to the hyperinflationary situation in the country, 277 employees of Tempotel and 25 expatriates.

Information for 2019 includes Central America.

Average total annual compensation ratio relative to CEO

	CEO	Total average remuneration ratio (*)
2020	5,193,121	80:1
(*) Ratio between CEO's total annual compensation and average total remuneration of employees based in Spain results in 80:1. This analysis includes the total remuneration accrued by the Chief Executive Officer (CEO) in 2020, which includes the sum of the fixed retribution, short-term variable pay, long-term incentives and benefits; the same elements have been considered for all employees based in Spain that were active at December 31st 2020.

Average total remuneration of Directors by gender

Directors	Women		Men
	2019	2020	2019	2020
	153,000	147,987	883,397	969,026

More complete and detailed information can be found in the Annual Report on Directors’ Remuneration of Telefónica, S.A. on the Telefónica website.

Minimum wage paid in EFT / Local SMI

País	Women	Men
Germany	1.0	1.0
Argentina	2.3	2.3
Brazil	1.0	1.0
Chile	1.0	1.0
Colombia	1.0	1.0
Ecuador	1.0	1.0
Spain	1.0	1.0
Mexico	4.0	3.2
Peru	1.0	1.0
United Kingdom	1.0	1.0
Uruguay	1.8	1.9

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PAY GAP
Gross and adjusted pay gap

Country	Employees		% Men		% Women		Gross gap (%)		Adjusted gap (%)(3)
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Total Group (1)	111,173	109,703	62%	62%	38%	38%	19.09%	19.85%	3.10%	2.50%
Germany	8,018	7,801	62%	63%	38%	37%	22.75%	20.63%	4.40%	3.93%
Argentina	14,459	13,599	68%	68%	32%	32%	6.81%	8.21%	1.57%	1.61%
Brazil	34,194	34,255	59%	58%	41%	42%	22.12%	23.34%	4.58%	3.65%
Chile	4,159	4,266	69%	69%	31%	31%	18.64%	12.91%	6.72%	3.86%
Colombia	5,277	6,160	53%	57%	47%	43%	26.24%	19.89%	5.92%	4.95%
Ecuador	1,099	1,026	61%	61%	39%	39%	21.88%	17.67%	-2.01%	-1.51%
Spain	28,348	28,268	64%	65%	36%	35%	14.88%	15.38%	3.41%	2.48%
Mexico	1,874	1,840	68%	68%	32%	32%	5.77%	6.07%	1.04%	1.65%
Peru	5,419	5,185	67%	66%	33%	34%	5.21%	6.77%	3.02%	3.38%
United Kingdom	6,862	6,251	60%	61%	40%	39%	16.65%	14.07%	1.60%	1.18%
Uruguay	624	632	51%	50%	49%	50%	37.71%	32.20%	3.84%	2.37%
Others (2)	840	420	69%	65%	31%	35%	25.17%	29.42%	—	—
1) Information from all Telefónica Group countries except Venezuela, due to the country's hyperinflationary economic situation, 277 Tempotel employees and 25 expatriates.
(2) Rest includes other countries such as: Bolivia, Brussels, China, Denmark, Estonia, France, Greece, Holland, Hungary, Ireland, Italy, Luxembourg, Poland, Portugal, Puerto Rico, Romania, Sweden, Switzerland, USA.
(3) The adjusted gender pay gap is calculated using a mathematical regression model that relates average total pay to factors other than gender. Factors such as country, occupational category, functional area in which the employee works, seniority, legal entity and working time pattern (full-time or part-time).

Calculation of the pay gap

To calculate the gross pay gap, the average total remuneration of men minus the average total remuneration of women was divided by the average total remuneration of men.

The average total remuneration includes all pay items paid during the year under analysis. These remuneration items are:
›› Annualised Base Salary
›› Short-term Variable Remuneration: Bonuses, commissions, commercial incentives and other variable remuneration items paid.
›› Benefits in kind, including social benefits, accrued in the year.
›› Long-term variable remuneration: Incentives (shares) paid. The scope of this analysis considers all active employees of the Telefónica Group at 31 December of the corresponding year.

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2.6. Suppliers

KEY POINTS

We work together with our suppliers to ensure the smooth functioning of the network, customer connectivity and high standards of sustainability in our supply chain.
We help our SMEs during the difficult times arising as a result of the coronavirus, for example, through advance payment of their invoices.
We collaborate with other Telcos on industry initiatives to enhance our positive impact on the sustainable transformation of the ICT supply chain as a whole.

2.6.1. Introduction
GRI 103, 102-9, 204-1, 308-1, 414-1
Identifying and managing risks in the supply chain is an inherent responsibility for every company, but is of even greater significance for large companies in the ICT sector, where many of the sustainability risks are not in a company’s own operations but in its supply chain. Thus, while taking care of its own employees, Telefónica works with its suppliers to achieve high standards of social and environmental management, promoting and monitoring respect for human rights. These standards have become even more important during the current global pandemic.
This new reality has meant that we are all having to face a continuous situation of uncertainty, and are adapting our management models to cope with different scenarios depending on the country. Therefore from the very beginning of the pandemic, in order to guarantee supplies we have been continuously monitoring the stocks in our warehouses with a special focus on the ability of our suppliers to keep their delivery commitments despite the difficult situation they have been facing, and always ensuring that they comply with social and environmental standards. We have also been working closely with our service providers, who support us directly to ensure connectivity for our customers (via network deployment and maintenance, call centres, customer premises, etc.) so that at such critical times they have access to the benefits of digitisation, but with special care for anti-COVID-19 practices in all provision activities.
For these reasons we continue to apply a procurement management model for the entire Company that is characterised by global purchasing management from Telefónica Global Services in coordination with the local purchasing teams in each country. The model is aligned with our Business Principles and is based on transparency, equality of opportunities, objective decision-making and the sustainable management of our supply chain. All the necessary information is available to suppliers on our Supplier Portal (https://www.telefonica.com/en/web/about_telefonica/suppliers).

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In the Telefónica Group the entire source-to-pay (S2P) and supplier communication process, from supplier onboarding to RFX, order and invoice formalisation, is carried out electronically.

2.6.2. Strategy and governance
GRI 103, 102-9, 407-1, 408-1, 409-1
Telefónica’s purchasing strategy is mainly based on:
•Global management by Telefónica Global Services, an organisation that leads negotiations for products and services that require greater specialisation/technical knowledge and proximity to the business. Telefónica Global Services is supported by the operators’ purchasing teams, which help them anticipate demand and supervise contract execution and supplier performance.

•Supplier diversity, which entails anticipating and preventing risks throughout the supply chain – a concept that has become particularly relevant in 2020.
•Internal and external efficiency, supported by the digitisation and simplification of all source-to-pay processes.
This is complemented by a commitment to sustainability that is present throughout our supplier relationship processes and is developed under our sustainable management model. It is also part of our Responsible Business Plan, which is approved by the Board of Directors and implemented under supervision of the Sustainability and Quality Committee.
As part of our sustainable management model, we pay special attention to supply chain issues with a high social and environmental impact. This is important for both the sector and the Company’s strategy:

Key sustainability issues in our supply chain
Aspect	Our approach	More information on how we manage this at:
Eradication of child/forced labour	We contribute to eradication through specific projects focused on the protection of the human rights of minors (e.g. on-site audits of high-risk suppliers).
We adhere to local reporting and transparency requirements in this area, such as the Modern Slavery Statement published annually in the United Kingdom.
2.6.3.1. Risk management & 2.7. Human Rights
Working conditions	We promote decent working conditions among our suppliers, especially in labour-intensive services (contractors and subcontractors).	2.6.3.1. Risk management
Privacy and data protection	We work with our suppliers, particularly those who have access to our customers’ data, to ensure compliance with applicable regulations.	2.4.3. Safety
Occupational health and safety	We encourage our suppliers to follow best practices in health and safety in order to achieve #zerofatalities.	2.6.3.2. Engagement with suppliers
Waste management	We work hand-in-hand with our suppliers on the digitisation of our waste management to improve traceability and take advantage of the opportunities of the circular economy.	2.11.4. Suppliers in the circular economy
CO2 emissions - Scope 3	We work on managing emissions in our supply chain both globally and locally.	2.6.3.2. Engagement with suppliers & 2.10. Energy and Climate Change
Conflict minerals	We work to strengthen controls on the use of such minerals across our entire value chain.	2.6.3.2. Engagement with suppliers

All of these aspects form part of the Minimum Responsible Business Criteria set out in our Supply Chain Sustainability Policy. We require our suppliers to comply with all aspects, which are integrated into each phase of our sustainable management model for the supply chain.
We establish a collaborative relationship with suppliers and partners that makes them essential to the achievement of our objectives. One example is the management of our collaborator companies and third parties through the Allies Programme. These relationships have allowed us to build a culture of sustainability over the past 12 years, making suppliers aware of compliance with our standards while jointly establishing mechanisms for the early detection and prevention of possible risks in our contracts and subcontracts.
In accordance with international standards such as ISO 20400 and the OECD Due Diligence Guidance for Responsible Business Conduct, we base our sustainable management model on risk mitigation and trusting relationships with our suppliers.

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Our approach: sustainable management of the supply chain

RISK MANAGEMENT

STEP 1
All suppliers must accept our minimum standards.

STEP 2
Identification of high-risk suppliers

STEP 3
Evaluating the performance of our high-risk suppliers.

ENGAGEMENT

Every stage of our sustainable management model is complemented by training and engagement with our suppliers; this enables us to raise awareness and promote capabilities to improve the sustainability of the supply chain.

Main initiatives implemented to address COVID-19

The effects of COVID-19 have progressively spread to every aspect of our supply chain management in the various countries. Initially, securing the necessary supplies to meet our needs, both internally and externally, required us to focus our efforts on factories and logistics services in the most affected geographical areas as the pandemic progressed and borders began to close.
We also brought forward the payment of our SMEs’ May and June invoices to April in order to help these companies, which were having cash flow difficulties as a result of the crisis generated by the coronavirus outbreak. In Spain alone this measure affected more than 200 suppliers and involved more than €20 million for more than 3,300 invoices.
During the year, the lockdowns put in place by the different governments made connectivity an essential service for preventing people from being isolated and at the same time allowing them to perform their jobs remotely. To this end, we have been working with our suppliers to ensure our customers’ connectivity, while always preserving the health of their employees. We shared our internal COVID-19 health and safety protocols with our contractors and subcontractors who had to work on the streets, in stores or at our customers’ homes. We supported our call centre service providers by promoting extensive teleworking among their employees.
Through our audits, we have incorporated specific controls into our risk management to verify compliance with the new protocols established in respect of the coronavirus (labour standards, but especially occupational health and safety aspects).

2.6.3. Lines of action
2.6.3.1 Risk management
GRI 103, 102-9, 102-29, 204-1, 308-1, 308-2, 407-1, 408-1, 409-1, 414-1, 414-2
Step 1. Minimum standards required
We require 100% of our suppliers to conduct their activities under similar ethical standards to ours. This requirement ensures respect for core human and labour rights and protection of the environment.
Therefore, all Telefónica suppliers must accept the following when they register and/or renew on the Supplier Portal:
•The Supply Chain Sustainability Policy;
•General conditions for the supply of goods and services;
•The Anti-Corruption Policy (certified).
Prior acceptance of these minimum conditions means that successful suppliers are evaluated in relation to the social and environmental impacts set out in our regulations.
We have a new version of our Supply Chain Sustainability Policy, which was approved by our Board of Directors in early 2020. In it, we have incorporated new relevant aspects and reinforced some of the existing ones on human rights, violence and harassment in the workplace, use of refrigerant gases, reduction of single-use plastics, diversity, non-discrimination, freedom of expression, etc. They are all part of the Minimum Responsible Business Criteria that each of our suppliers must meet and implement in their own supply chain.

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SUMMARY OF OUR MINIMUM RESPONSIBLE BUSINESS CRITERIA

•Zero corruption or conflict of interest
•Respect for human rights
•Management of the supply chain
•Zero child labour
•Fair treatment of employees
•Freedom of association
•Zero tolerance of forced labour
•Diversity, gender equality and non-discrimination
•Zero tolerance for violence and harassment at work
•Health and safety
•Minimum environmental impact
•Waste management
•Reduction of single-use plastics
•Management and reduction of hazardous substances
•Fewer emissions
•Eco-efficiency
•Responsible mineral supply
•Privacy, confidentiality of information, freedom of expression and artificial intelligence

Step 2. Identification of high-risk suppliers
We focus on those suppliers that are most relevant in terms of their level of risk and the impact they have on our business, given the volume of purchases awarded.
In accordance with our risk analysis methodology, we perform the following evaluation to analyse the overall sustainability risk of our suppliers:
•First criterion: An initial assessment of the possible level of risk is made based on the following specific aspects of sustainability in our supply chain, as set out in our Minimum Responsible Business Criteria: working conditions, health and safety, environmental processes, human rights (child/forced labour), conflict minerals, privacy and data protection and customer promise.
•Second criterion: An analysis of the potential risk is then performed, taking into account the origin of the service or product (and its components). In this analysis we also now incorporate the impact of potential risks associated with the current pandemic by country of origin.
•Third criterion: Finally, we assess the potential impact on Telefónica’s reputation, should the analysed risks materialise.
Taking this global risk analysis into account, we have 1,700 suppliers that provide us with products or services identified as potentially high risk in terms of sustainability.
Step 3. Evaluation of our suppliers’ performance
In the next step, we check possible financial and non-financial risks associated with those potential high-risk suppliers identified in the initial analysis. To do this we rely on two external tools that are integrated into our purchasing platform. They allow our customers in the different countries to consult the information provided online. These tools are:
•EcoVadis:
We evaluate the overall sustainability performance of our main high-risk suppliers via the EcoVadis self-assessment platform, which provides a 360° evaluation based on 21 sustainability criteria that cover ethical, social, environmental and supply chain management aspects, including conflict minerals.

Performance-based actions
Performance sustainability	Action
LEADING	•Collaborate with the supplier to identify possible improvements or share best practices.
ADVANCED
MODERATE
PARTIAL	•Request a commitment from the supplier to implement an improvement plan in the coming year, with the aim of exceeding 44 points.
INSUFFICIENT	•Preventive blocking of the supplier in the purchasing system. •Report and agree an improvement plan with the supplier.

By the end of the year, we had assessed a total of 1,157 suppliers according to sustainability aspects (58% updated their assessment last year).
These suppliers account for 68% of the high-risk suppliers identified in our overall risk analysis.

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Key indicators of our evaluations:
◦113 suppliers (business groups) with improvement plans, totalling 1,413 actions (73% of them completed at the date of publication of this Report).
◦83% have anti-corruption and anti-bribery policies.
◦42% report on health and safety indicators.
◦59% have ISO 14001 certification for environmental management.
◦65% report their energy use.

•Dow Jones Risk & Compliance Service:
We identify potential ethical and corruption risks in 100% of our suppliers during their registration process.
We check our supplier database against Factiva, a database developed by Dow Jones Risk & Compliance. This check is performed during the supplier registration process and the annual renewal of existing suppliers. In general, we perform a screening of both platforms. Thanks to this tool, we can identify possible risks related to ethical behaviour and corruption, thus reinforcing the processes already in place in order to comply with the Anti-Corruption Policy.
If a supplier does not reach the required standards ―in either EcoVadis or the Dow Jones Risk & Compliance Service― or is unable to provide the information requested, we require a commitment from them to implement improvement plans to ensure compliance with our standards.
In extreme cases, when this is not feasible, all additional business with the supplier is blocked until they prove they have corrected the situation, as stated in the conditions signed by both parties. As this Report was being finalised, 9 suppliers were blocked in our database for reasons of non-compliance with ethical or sustainability aspects (100% of the suppliers identified for social or environmental reasons who have not yet remedied the situation or shown their commitment to implementing improvement plans to ensure compliance with our standards).
Step 4. Audits on high-risk suppliers
The performance appraisals are complemented by our Annual Audit Plan, which is focused on verifying compliance with the critical aspects identified according to (i) type of supplier, (ii) service and product provided and (iii) the risks of each region or country.
The audits are complemented by the various improvement plans agreed with 100% of those suppliers that do not comply with any of the aspects that may have a negative social or environmental impact.
In 2020 we conducted 16,105 administrative or on-site audits. Based on the results of these audits, at the end of the year we had 560 suppliers with improvement plans (6% of awarded suppliers).
As shown in the table below, our audits allow us to verify the level of compliance of our high-risk suppliers in the various aspects of sustainability we require of them, including respect for human rights.

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Details of the Annual Audit Plan
Audited risk aspects
Supplier type	Region/country	Ongoing audits and improvement plans	Ethical	Working conditions	Health and safety	Supply chain management	Human rights (child/ forced labour)	Conflict minerals	Environment	Safety, privacy and DP
ALLIES PROGRAMME Labour-intensive collaborator companies.	6 countries in Latin America(1) and Spain	LOCAL • 5,807 administrative audits. • 9,197 on-site audits. • 213 suppliers with improvement plans.		√	√		√
	Brazil, Colombia, Spain and Peru	CORPORATE • 65 on-site audits. • 84 suppliers with improvement plans(2).	√	√	√	√	√		√	√
JAC INITIATIVE Manufacturing centres in the ICT sector.	10 countries in Asia, Latin America and Eastern Europe	• 60 on-site audits: 63% on Tier 2 or 3 suppliers. • 34 suppliers with improvement plans.	√	√	√	√	√	√	√
TELEFÓNICA GERMANY For risk associated with the product or service.	Germany	• 1 administrative audit. • 1 supplier with an improvement plan			√
		• 2 on-site audits. • 2 suppliers with improvement plans.								√
TELEFÓNICA ARGENTINA For risk associated with the product or service	Argentina	• 3 on-site audits.							√
TELEFÓNICA BRASIL For risk associated with the product or service	Brazil	• 168 administrative audits. • 102 suppliers with improvement plans.							√
		• 88 on-site audits. • 86 suppliers with improvement plans.								√
TELEFÓNICA ESPAÑA For risk associated with the product or service	Spain	• 1 on-site audit. • 1 supplier with an improvement plan.							√
TELEFÓNICA UNITED KINGDOM Network providers, services and works.	Various countries	• 40 administrative audits. • 30 suppliers with improvement plans.							√
		• 668 on-site audits. • 2 suppliers with improvement plans.			√
		• 3 on-site audits. • 3 suppliers with improvement plans.								√
		• 1 on-site audit. • 2 suppliers with improvement plans.	√	√	√	√	√		√
TELEFÓNICA VENEZUELA For risk associated with the product or service.	Venezuela	• 1 on-site audit.								√
			Social						Environmental
Total audits per aspect			15,799						338
Suppliers with improvement plans			336						253
(1) Argentina, Brazil, Chile, Colombia, Mexico and Peru.
(2) This also includes suppliers audited in 2019 whose improvement plans were open at the end of the year.
The decision on how to conduct on-site audits has always been subject to compliance with local mobility restrictions by COVID-19 ensuring at all times the health of the people involved in the process.

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•Details of JAC audits (product manufacturers): We participate in the Joint Audit Cooperation sector initiative with 17 other telecommunications operators. We join forces to verify, evaluate and develop the implementation of sustainability standards (with a focus on working conditions, environmental processes, human rights and ethical principles) in factories run by common suppliers, mainly in risk areas such as Asia, Latin America and Eastern Europe.
In 2020, 60 audits were carried out on Telefónica suppliers and/or manufacturers in the supply chain.
Beyond the impacts directly related to the exceptional situation surrounding COVID-19, and taking into account the possible social or environmental impacts of the risks identified, the most relevant findings were the following:
◦The most significant social impacts mainly concern labour issues related to working hours and days off and health and safety issues regarding emergency exits, lights and personal protective equipment.
◦Environmental impacts include the management of hazardous substances and waste, as well as the reduction of GHG emissions.
•Details of corporate audits within the Allies programme (labour-intensive services):
We have maintained our high standards and focused our audit process, which is promoted at corporate level within the Allies Programme, on four of the highest risk countries (a total of 65 labour-intensive suppliers). We achieved an overall compliance level of 90% (+4% compared to 2019, taking into account the four countries audited in both periods). This growing trend is, once again this year, the result of our partners’ active search for continuous improvement in the various aspects, with a special focus on working conditions and health and safety in view of the type of service they provide. These are aspects which, in a pandemic year such as the one we have just experienced all around the world, have become even more relevant.
No significant changes were found vis-à-vis the distribution of the risks detected, with the health and safety aspect still returning the highest number. However, there was a 37% reduction in the number of findings identified in this area compared to the previous year.
Some of the most common risks were detected in:
◦Working conditions: The relation with and management of personnel, the induction process, training and work climate and accessibility;
◦Health and safety: Industrial health and safety, verification and implementation and operation.
◦Environmental processes: The environmental management system and waste management.
Taking into account the potential social and environmental(1) impacts of the risks identified, the most relevant findings were as follows:
◦The most significant social impacts are mainly concentrated in the verification, industrial hygiene and safety, and implementation and operation sections.
◦Meanwhile the environmental impacts are concentrated in the noise section.

RESULTS OF CORPORATE AUDITS Average score obtained by suppliers according to subject matter (% compliance)
	2019	2020
Business Principles	90%	90%
Human resources	89%	93%
Health and safety	88%	93%
Environment	89%	89%
(1) Significant social or environmental impacts are considered to be the critical non-conformities identified during the audits in each area.

2.6.3.2. Engagement with suppliers
GRI 102-9
We strive to understand the importance of material issues for our suppliers, as well as their perception of Telefónica's performance in relation thereto.

Go to the chapter on Materiality

Telefónica is firmly committed to open collaboration with its suppliers. Our commitment to them is based on establishing relationships that enable us to have a joint positive impact on our surroundings through close collaboration and the sharing of good practices, fostered thanks to different initiatives and meetings with our suppliers.
We work to manage emissions in the supply chain, both globally and locally. Globally, we continued our climate change partnership programme with key suppliers for another year, to understand the state of their climate strategies and help them set more ambitious emissions reduction targets. In addition, Telefónica joined the 1.5°C Supply Chain Leaders initiative to reduce CO2 emissions in its small and medium-sized suppliers. This initiative will enable us to strengthen our role in the value chain to accelerate the decarbonisation of the global economy (for more information see the Chapter on Energy and Climate Change). Locally, in the United Kingdom, for instance, we continued requesting contractually agreed carbon reduction programmes from our suppliers, or plans to include them in our major contracts.

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Go to the Chapter on Energy and Climate Change

We participate in sectoral activities to raise awareness and promote capabilities to improve sustainability among our suppliers. We also establish communication channels, organise in-person discussion forums and provide training.
Joint Audit Cooperation (JAC)
We continue working to ensure the highest number of audits possible in ICT manufacturing centres through the Joint Audit Cooperation sector initiative.
Among all operators, 668 audits were carried out from 2010 to 2020 (89 audits in 2020), of which 68% were carried out in Tier 2, Tier 3 and even Tier 4 factories. During this period, a total of 1,397,139 employees were affected by such audits (128,590 employees in 2020) and a total of 4,169 non-conformities were identified and resolved in the ICT supply chain (610 non-conformities identified and resolved in 2020).
By participating in this initiative, we reinforce our Annual Audit Plan and our commitment to society, fostering long-term sustainability in the different levels of our supply chain.
Some of the most notable projects we took part in during 2020 were the following:
• JAC Academy: For the fourth year in a row, together with Orange, Vodafone and Deutsche Telecom, we delivered training sessions to our suppliers’ employees. We promoted our sustainability audit standards and the definition of indicators, which allowed them to measure and monitor the performance of their own supply chain.
• Direct feedback from our suppliers’ employees: In collaboration with Elevate, we invited the employees of common suppliers to participate in an anonymous survey from their mobile phones. Thus, we evaluated issues related to working conditions, especially those concerning the number of hours worked, rest periods, harassment, discrimination, treatment by and relationship with their direct managers, overtime, treatment of chemical materials, etc.
In 2020, surveys were conducted in 13 factories, delivering responses from more than 22,687 employees at these suppliers.
• Collaboration beyond audits: We participate with the other Telcos in various working groups on specific topics (e.g. climate change, human rights, etc.), to jointly enhance our positive impact on the sustainable transformation of the ICT supply chain.
Supplier Development Programme
The Supplier Development Programme is a training programme for key suppliers beyond direct suppliers (Tier 1), which we run with other telecommunications operators. Based on a gap analysis, suppliers are supported for two years to improve their sustainability performance. Participation in this programme enables Telefónica to adopt a consistent sustainability approach towards its suppliers. Telefónica joined the programme in 2019 with a view to long-term participation in conjunction with other partners in the telecommunications sector.
Conflict minerals
Although we do not have direct business relationships with smelters or refiners, we work actively to strengthen controls over the use of these minerals across our value chain.
We adopted a Company policy based on the guidelines set out in the OECD Due Diligence Guidance for Responsible Supply Chains for Minerals from Conflict-Affected and High-Risk Areas. Our policy considers the five stages set out in the Guidance and transfers them to our suppliers.
Furthermore, as a company listed on the New York Stock Exchange, we comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.
1.Traceability of 3TG minerals
All suppliers who present offers to us must fulfil the minimum requirements outlined in our Supply Chain Sustainability Policy and the Telefónica Group General Conditions for the Supply of Goods and Services in regard to 3TG minerals.
Where necessary and when possible, we encourage our suppliers to conduct effective due diligence processes to ensure the traceability of 3TG minerals from conflict zones and the mitigation of associated risks, such as human rights violations.
2.Supplier assessment
We assess our suppliers’ performance via the EcoVadis platform. We use the supply chain management assessment module to analyse high-risk suppliers in this area.
•79% have a policy on minerals from conflict zones.
•82% implement actions to identify or mitigate the risks.
•50% publish a report on due diligence.
In addition, we request our key suppliers to submit the Conflict Minerals Reporting Template (CRMT) from the Responsible Minerals Initiative (RMI) in order to increase transparency on the smelters and refiners used throughout the supply chain.

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We also check the compliance of some of our equipment manufacturers using the JAC Industry Initiative.

3. Commitment initiatives
We support and take part in major international and industry initiatives designed to reduce this type of risk, such as the Responsible Minerals Initiative and the Public-Private Alliance for Responsible Minerals Trade (PPA).
4. Complaints
We have set up a Responsible Business Channel, through which our stakeholders can send us queries, and a Whistleblower Channel, through which they can send complaints.
5. Information
We report on the due diligence of the supply chain.

Occupational risk prevention
We foster best practices regarding health, safety and well-being in our supply chain, with a particular focus on contractors who assist us in network deployment and maintenance – the activities where the main risks are concentrated (working at height, electrical risk and confined spaces).
Through our Supply Chain Sustainability Policy, we set out the minimum obligations that all our suppliers must meet in this area.
In 2020, in addition to the usual risks, we have incorporated the impact of COVID-19 into our processes, including the possible psychosocial consequences for workers in situations of high uncertainty.
To this end, we have relied on different initiatives, depending on the needs in each of the countries:
•More intensive and targeted communication aimed primarily at technicians in contracting companies.
•Inclusion in the usual communication channels, such as the Allies Newsletter, of support information for companies to consider measures to mitigate, for example, the risks associated with teleworking, ensuring action on the physical (workplace), cognitive (emotional support) and organisational (tools) axes.
•Adaptation of occupational health and safety audits in some of the countries, in order to verify compliance with the new prevention and safety protocols established to avoid infection.
•Follow-up and monitoring of possible infections among our collaborators.

Training and communication
In 2020 we conducted 3,425 in-person courses and 284,142 online courses involving more than 461,851 participants from partner companies in Latin America and Spain.
We also maintained in-person and online training (SuccessFactors, Movistar Academy, ICampus, etc.) for our internal managers and suppliers, addressing the specific needs in each country and the most critical issues according to the service they provide us with. For example, in Mexico, we worked with 27 suppliers in the area of waste management to train them specifically on environmental policy and sustainability policy in the supply chain, as well as on waste management on the GReTEL platform, via which the Company has digitised the waste reporting process (see the Chapter on Circular Economy).

Go to the chapter on Circular Economy

This awareness-raising is even more significant in our customer service providers, where we specifically train those who have direct contact with our customers (call centres and home installation and maintenance, etc.).
We also promote continuous communication as a key lever to fostering their motivation through different channels, such as our quarterly newsletter to Allies, the Allies' Portal and the Supplier’s Portal. In the latter you can find all our global policies as well as specific requirements at local level. You can also find a confidential channel for queries related to compliance with our Minimum Responsible Business Criteria.
We also organise and participate in in-person and online events (global and local) with suppliers, such as:
•The Allies 2020 Workshop in Colombia, an event that was attended by more than 40 representatives of 28 Allied companies and commercial agents from different cities in the country. Major issues, such as the importance of sustainability in the supply chain, with a special focus on diversity, were discussed during the conference, and the growth opportunities for diverse and inclusive companies were shared with attendees. We also welcomed participation from representatives of the Global Compact, with whom we held a workshop on human rights policies.
• The 11th Telefónica Global Energy and Climate Change Workshop, an annual meeting between the leaders of the Company's energy transformation and the main collaborating companies in the field. In this edition, which due to the pandemic was conducted online, more than 1,600 people came together to review the Company’s climate change objectives. Once again the Energy Efficiency and Climate Awards were presented to our best partner of the year (see the Chapter on Energy and Climate Change).

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Go to the chapter on Energy and Climate Change

• The 3rd Forum on Occupational Hazard Prevention in Telefónica Spain’s Operations area, with participation from more than 230 people from internal teams, our main suppliers and some of their subcontractors on the Bucle, O+M and Engineering contracts. In addition, the event included a roundtable discussion between the main operators in the sector, in which they clearly stated the need to maintain the collaborative relationship in this area that has allowed them to have, for example, a Telco training agreement with common minimum standards for all technicians and homogeneous protocols for COVID-19. All of our partner companies’ commitments and efforts throughout this year have been aligned with the common goal of working towards #cerosiniestralidad (#zerofatalities).
Once again this year, the Excellence in Prevention Award was presented at the closing of the event in recognition of the company with the best results.
•The 9th CSR Forum (held in Macao, China) which we participated in as a member of the Joint Audit Cooperation (JAC) sectoral initiative. This time the predominant theme was the circular economy. The roundtables focused on topics such as zero-waste, decarbonisation of energy, ecodesign and supply chain engagement. The event was attended by sustainability and purchasing professionals from leading telecommunications operators, ICT sector suppliers, CSR institutions, NGOs and researchers. At the end of the event, awards were presented to those companies that had demonstrated the greatest commitment to leadership, innovation and achievement of tangible results through the application of best practices in circular economy issues.
•A virtual meeting in Argentina, organised together with UNICEF and ELA, on the role of companies in care policies and how their implementation can have a positive impact on their employees in their role as caregivers and their families. The 19 suppliers in attendance were also introduced to UNICEF’s free digital platform, which allows each company to learn about the status of care and to make progress on improvements. Telefónica Movistar took part in the implementation of this digital platform.
•A virtual awareness-raising workshop on the NCh3262 Standard on Gender Equality Management and Work-Life Balance, with our partner companies in Chile. We introduced them to the standard and showed them how they can start promoting and implementing the good practices it outlines. In addition, advice and guidelines were shared that will enable them to differentiate and detect undesirable practices within companies ―such as stereotyping, unconscious bias, mistreatment and workplace and sexual harassment― and to promote positive action related to work-life balance and co-responsibility between men and women.
•Two virtual events where we recognised the good work of our contractors’ technicians in Colombia. At the first one, held in August, we recognised 67 employees from 9 suppliers for meeting reiterative and childhood indicators for fibre and copper in the first months of the COVID-19 contingency. At the second event, held in December, we recognised 61 employees from 8 suppliers for meeting indicators and providing good customer service.

Summary of key indicators

	Indicators	2019	2020
Activity	Volume of purchases awarded	25,274M	24,268M
	Suppliers awarded	9,973	9,038
	% of purchases awarded locally	83%	77%
Ethics and Compliance	High-risk sustainability suppliers identified in our global analysis	1,969	1,700
	High-risk suppliers assessed on sustainability aspects by EcoVadis	1,131	1,157
	% suppliers evaluated by Dow Jones Risk & Compliance Service	100%	100%
	Suppliers blocked for non-compliance with ethical or sustainability aspects	15	9
	Total audits on suppliers	18,359	16,105
	High-risk suppliers with improvement plans	687	560

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2.6.4. Milestones 2020 and challenges 2021

> Milestones 2020:

Last year we achieved the main goals we set ourselves:
•We continued to expand the scope of the EcoVadis assessment process on sustainability aspects, including 1,157 risk suppliers.
•Through the JAC initiative, 89 companies in the ICT sector were audited and we surveyed 22,687 employees at 13 factories, working at different tiers of our supply chain.
•We enhanced the assessment of mineral use at key terminal manufacturers, with the aim of increasing transparency on the smelters and refiners used throughout the supply chain.
•We reduced CO2 emissions in our value chain by 26.8% compared to 2016, with emissions in our supply chain being the most relevant in our scope 3 (56%).
•We adapted control processes and strengthened our engagement initiatives, especially with our contractors and subcontractors, to try to mitigate the potential risks associated with the new COVID-19 situation.

> Challenges 2021:

•To continue to minimise non-financial risks within the purchasing process, with the objective of having 100% of suppliers risk assessed by EcoVadis by 2023.
•To promote the participation of SMEs by simplifying the accreditation procedure, in order to strengthen our positive impact on local economies.
•To promote audits on Tier 2, 3, etc. suppliers in the ICT sector supply chain through cooperation with direct suppliers under the JAC sectoral initiative.
•To proactively engage with key suppliers on specific issues (greenhouse gas emissions, conflict minerals, living wages, etc.).
•To reduce Scope 3 emissions in our value chain by 39% of 2016 levels by 2025.

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2.7. Human Rights GRI 411-1, 413-1, 413-2

KEY POINTS

We are strongly committed to respecting and promoting human rights; we monitor them at the highest level and set clear accountabilities.
We conduct due diligence to identify, prevent, mitigate and remedy human rights impacts (potential and actual) in all our operations.
We conduct specific impact assessments on key issues (e.g. privacy and freedom of expression) and exceptional situations (e.g. COVID-19).

In many instances, connectivity is fundamental to facilitating and promoting human rights; for example, access to information and the exchange of ideas create opportunities and foster economic and social development. Like any other business sector, however, the telecommunications industry is not immune to potential abuses of human rights across its value chain.
At Telefónica we recognise that we have a responsibility to respect and promote human rights, as articulated in the UN Guiding Principles on Business and Human Rights. This responsibility is embodied in our Business Principles in general and our Global Human Rights Policy in particular. Various internal policies and procedures derive from these commitments with a view to ensuring that human rights are respected across our entire value chain.

Human Rights in the Value Chain

Human rights issues

- Abolition of child/ forced labour
- Labour conditions
- Non discrimination
- Privacy
- Protection of the environment
- Freedom of Association
- Access to information
- Freedom of expression

Value chain

Suppliers ← Upstream ← Telefónica → Downstream → Customers

Internal policies

- Supply Chain Sustainability Policy
- Health and Safety Policy
- Diversity Policy
- Security Policy
- Rules for Requests by Competent Authorities
- Environmental Policy
- Anti-corruption Policy
- Privacy Policy
- Commitment to protecting children
- Non-discrimination Policy
- AI Principles
- Responsible Communication Policy

Human rights policy

Responsible business principles

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2.7.1. Human rights governance at Telefónica
Our human rights activities are defined and implemented via our Responsible Business Plan, which defines the Company's overall sustainability strategy and objectives and is directly approved by the Board of Directors. Our Human Rights Policy and our due diligence process are an integral part of our Responsible Business Plan (see the Chapter on Governance and Culture of Sustainability).

Human rights governance
Board of Directors	Approves the Responsible Business Plan (which includes human rights objectives/projects).

Sustainability and Quality Committee (permanent committee of the Board) (permanent committee of the Board)	Monitors the Responsible Business Plan (and therefore human rights issues) through regular reporting by the Responsible Business Office.

Responsible Business Office (global level) (global level)	The Responsible Business Office (led by the Corporate Ethics and Sustainability Directorate) brings together all the Company’s relevant departmental heads to define and monitor the Responsible Business Plan (and therefore the Human Rights Policy and due diligence process).

Ongoing dialogue with teams at local level	Ongoing dialogue with local teams to ensure consistent implementation of the Group’s Human Rights Policy.

This governance model (with the Board of Directors at the top and the Responsible Business Office involving all relevant departments) seeks to ensure that our commitment to respecting human rights is incorporated into routine business actions across all business functions and levels.

2.7.2. Management of human rights: Our due diligence process GRI 103, 102-29, 408-1, 409-1, 412-1, 412-2, 412-3
In line with our Global Human Rights Policy, we have a human rights due diligence process in place to identify, prevent, mitigate and remedy (potential and actual) human rights impacts. Our management starts with global human rights impact assessments that we conduct every three/four years with the help of external experts and in close consultation with our stakeholders (see our human rights website for more information on the latest impact assessment). The objective of these global impact assessments is to identify what impact our activities/business relationships and products/services have on all existing human rights and, on this basis, identify the human rights issues that are most salient to our business activity. Based on these global assessments and the material issues identified in them, annual risk assessments are conducted for all our markets/countries in accordance with Telefónica's enterprise risk management process. In addition, thematic or market/country specific impact assessments (integrating the local perspective) are carried out where particular risks/concerns have been identified (see the section on specific impact assessments below). Together, these insights from the impact assessments provide the basis for adapting our internal policies/processes with a view to preventing, mitigating and/or remedying potential human rights impacts.

Our human rights due diligence process can be broken down into the following five steps:
Our due diligence process
The approach and actions of each of these steps are outlined below:

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Our due diligence process: Step-by-step
Due diligence step	Roadmap	Activities
1. Policy	Approved in 2013 Updated in 2019	• Approved at the highest level by the Board of Directors.
• Defines a clear governance model with clear responsibilities.
• Adheres to international human rights standards and norms.
• Covers the entire value chain.
• Publicly available in several languages.
• Communicated internally and externally.
• Implementation assessed by Internal Audit.

2. Impact assessments	Continuous since 2013
•Carried out on a regular basis, both globally (2013 & 2018) and in all countries at local level (12 countries by 2020).
•Human rights risk assessments in all countries in 2020.
•Additional local evaluations in Germany (2019), Argentina (2019), Brazil (2019), Colombia (2019), Ecuador (2019), Spain (2020) and Venezuela (2019).
•Covers own business/commercial relationships and products/services.
•Complemented by additional/specific assessments for the most important topics.
•Conducted with external human rights experts (e.g. with BSR in 2013 and BHR in 2018).
•Done in close cooperation with global/local stakeholders.

3. Integration into processes	Ongoing
•Impact assessments submitted to the Sustainability and Quality Committee and the Responsible Business Office for the development of the Responsible Business Plan.
•Results of impact assessments integrated into internal policies and processes. A few examples:
◦Mandatory human rights training for all employees.
◦Inclusion of human rights as a “basic risk” on the Company’s risk map.
◦Inclusion of human rights clauses in contracts with third parties (suppliers, partners, etc.) and in investment agreements, joint ventures, acquisitions and mergers.
◦On-site human rights audits of suppliers, e.g. on health and safety issues, child/forced labor.
◦Establishment of an escalation process in the event of a human rights crisis (e.g. regarding privacy/freedom of expression issues).
◦Implementation of “Human Rights by Design” (see section below).
•Adoption of new policies related to human rights:
◦Artificial Intelligence Principles.
◦Responsible Communication Policy.
◦Movistar+ Editorial Code.
•Update of policies/regulations to integrate/highlight human rights issues:
◦Privacy Policy.
◦Supply Chain Sustainability Policy.
◦Global Rule on Requests made by Competent Authorities.
◦Crisis Management Manual.

4. Assessment and reporting	Ongoing
•Annual reporting to the Board of Directors on the implementation of the Responsible Business Plan (which includes human rights).
•Continuous monitoring of human rights risks by including them in the Company’s risk map.
•Regular assessment of our human rights performance through impact assessments at global/local level.
•Annual reporting on human rights performance via the Integrated Report and Transparency Report.
•Updated information on human rights performance through our website.
•Institutionalised dialogue with stakeholders through our Stakeholder Panel.

5. Complaint and remedy mechanisms	Ongoing
•Our Responsible Business Channel allows stakeholders to lodge complaints or queries (in several languages) confidentially and anonymously on any matter related to the Responsible Business Principles (also explicitly on human rights).
•We have a (publicly available) Channel Regulation that guarantees equal treatment, stipulating that queries must be answered and, where possible, solutions/remedies given within a maximum period of six months.
•Insights from the Responsible Business Channel are used to update human rights policies and processes, etc.

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2.7.3. Priority issues
GRI 103, 102-29, 408-1, 409-1
2.7.3.1. Privacy, freedom of expression and information
In addition to the privacy issue, which is discussed in more detail in the Chapter on Digital Trust, freedom of expression and information is a key human rights issue for any telecommunications company. Like our peers, we receive requests from competent authorities (i.e. judges and courts, law enforcement agencies and other governmental administrations or bodies empowered by local legislation) in relation to:
•The interception of communications.
•The provision of metadata associated with communications.
•The blocking of websites, and/or restriction of certain content.
•Geographical or temporary suspensions of service.
We have a Global Rule on Requests made by Competent Authorities (Global Rule) in place, which sets out a uniform procedure for all companies within the Group to follow when assessing and responding to these requests. The Global Rule ensures compliance with legal obligations vis-à-vis the competent authorities in the respective countries, while at the same time protecting the fundamental rights of the people affected. Requests are rejected if they do not come from competent authorities empowered by local legislation (e.g. requests from private third parties) or do not comply with legal processes established in the country in question. Requests which need escalating as a result of their exceptional nature are raised within the Company and processed accordingly (for more information on the Global Rule see the summary in the Privacy Centre/Privacy section of the Telefónica website).
As part of our commitment to privacy and freedom of expression, we publish information on these requests in our annual Transparency Report, which is available in the Responsible Business section of the Telefónica website. The Report provides the following information for each country in which we operate:
•The local legislative framework that grants competent authorities the legal power to make such requests.
•The names of the competent authorities that have the legal power to make such requests.
•The total number of requests received and rejected during the reporting year.
•The total number of accesses affected by the requests.

Go to the chapter on Digital Trust for 2020 data

We have received recognition twice recently for our activities regarding freedom of expression and privacy:
•Global Network Initiative (GNI):
Testament to our commitment to the fundamental rights of freedom of expression and privacy is our membership of the Global Network Initiative (GNI), whose Principles on Freedom of Expression and Privacy have greatly influenced the development of our human rights approach in general and our freedom of expression and privacy practices in particular. In 2019, we successfully passed our first independent GNI evaluation process. The multi-stakeholder board of directors of the GNI determined that Telefónica was striving in good faith to implement the GNI Principles on Freedom of Expression and Privacy with improvement over time. The positive assessment of the GNI was based on a report from an independent external adviser (Deloitte), which assessed the capacity of Telefónica's policies, processes and governance model to safeguard the freedom of expression and privacy of its customers.
•Ranking Digital Rights:
We ranked first among all telecommunications companies in the 2021 edition of the Digital Rights Ranking (RDR), which assesses companies' commitments, policies and practices regarding customers’ freedom of expression and privacy, including governance and supervisory mechanisms. In this edition, the methodology was revised by integrating indicators on targeted advertising and algorithmic decision-making systems.

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2.7.3.2. Artificial Intelligence and Big Data
Technology must aid the creation of a more inclusive society and better opportunities for all; artificial intelligence (AI) and Big Data can contribute to these goals. In order to guide the Company in its application of AI and Big Data across all the lines of our business, the Executive Committee adopted our Artificial Intelligence Principles in October 2018.
In 2020 we worked on implementing these Principles through a specific training and governance model to ensure that human rights are respected whenever AI is used in/by Telefónica. Our approach is outlined in greater detail in the Chapter on Digital Trust.

2.7.3.3. Network deployment GRI 103
In 2020 we developed guidelines for responsible network deployment and implemented them through awareness raising and training measures to make sure that they were properly followed by all countries when deploying the network. These guidelines were developed in close collaboration with our local teams in the different countries, and establish a set of recommendations to be followed in the following phases of network deployment: a) Justification of deployment; b) Deployment planning; c) Deployment and field operations; d) Network operations and maintenance; and e) Network removal. Each of these phases involves four major blocks of priority human rights:
Human rights issues in network deployment

1. Human rights and the workplace	4. Human rights and the supply chain
Human rights compliance in the Company's immediate environment includes managing issues relating to health and safety, working conditions, discrimination and diversity management.
Human rights issues in the supply chain are those that are affected directly or indirectly by the activity of Telefónica's business partners. They are mainly related to non-compliance in the workplace and environmental or social issues.

2. Human rights and society	3. Human rights and the environment
Society-related human rights issues include those of privacy, freedom of expression, our relations with local communities and indigenous peoples, and bridging the digital divide between rural and urban areas.

Environment-related human rights issues are those affected by negative impacts on the environment, such as deforestation and soil and water contamination, as well as impacts on biodiversity or visual impacts. The latter two occur mainly in the network deployment and maintenance phases, although they are closely related to the planning phase, where all potential impacts originate but where they can also be avoided or minimised.

We also have cross-cutting tools that help to minimise the negative impacts and maximise the positive ones:
•Human rights training for professionals in all process phases.
•Provision of complaint channels in all process phases.
•Ongoing dialogue with local communities.
2.7.3.4. Children and minors GRI 103
In 2020 we continued to strengthen our defence of children’s rights by analysing the impact of our activity on minors. We took the Child Rights and Business Principles developed by UNICEF (in collaboration with the Global Compact and Save the Children) as our starting point and used its MO-CRIA (UNICEF Mobile Operator Child Rights Self-Impact Assessment Tool) to systematically analyse the impact of our activity on aspects such as: access to inappropriate

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information; protection of privacy, information, personal reputation and the impact of products and services; inappropriate advertising and marketing actions or any contracting conditions that could infringe upon children’s rights.
Based on the conclusions of this self-assessment, which confirmed a good performance in all the aspects evaluated, improvement actions were established with the aim of developing specific measures to strengthen our management of children’s rights. These measures are fundamentally related to specific training plans in the area of children’s rights, the strengthening of age verification procedures across the value chain and the adaptation of terms and conditions to children and teenagers for products and services designed specifically for them, etc.
2.7.3.5. Supply chain
As described in more detail in the Chapter on Suppliers, we require 100% of our suppliers to carry out their activities in accordance with ethical standards similar to our own, which ensure compliance with human rights. Thus, all our suppliers sign up to our Supply Chain Sustainability Policy, which sets out human rights compliance obligations. In addition, we perform a risk analysis to identify those suppliers that may carry a high risk in terms of sustainability in general and human rights in particular, on the basisi of the products or services supplied. We assess the compliance of these high-risk suppliers through the EcoVadis platform and verify the compliance of the most critical suppliers through on-site audits – for example, through the audits we carry out as part of our participation in the Joint Audit Cooperation (JAC) initiative, where issues such as forced labour, child labour and/or minerals from conflict zones are specifically addressed. In addition, we foster human rights best practices in our supply chain through a number of collaborative initiatives.

Supplier management in regard to human rights issues
Step 1	All our suppliers must accept and sign up to our minimum human rights standards (e.g. on forced and/or child labour, minerals from conflict zones).
Step 2	Risk analysis and identification of high-risk suppliers.
Step 3	Third-party assessments and/or audits (administrative or on-site) of high-risk suppliers.
Step 4	Engagement with suppliers to improve their due diligence on human rights issues.

Go to the chapter on Suppliers

Spotlight on human rights and COVID-19
We conducted a human rights impact assessment of COVID-19 in our corporate areas. We analysed:
The potential impacts of COVID-19 on the human rights of the following actors: our employees, our suppliers and our customers/society in general;
The possible prevention or mitigation measures we had already taken or should implement to manage the impacts identified.
This human rights-based approach helped us to systematise our response to COVID-19 and formed the basis for several of the measures taken by the Group: https://www.telefonica.com/ext/seguimosconectados/

2.7.4. Human Rights by Design GRI 102-29
We assess the potential human rights impacts of new products and services through a Human Rights by Design approach, i.e. from the very beginning of the design and/or marketing process.
To be more concrete, product managers use an online tool to perform a self-assessment of new products and services during the design phase in order to identify and address potential human rights impacts evident in the design phase itself. The human rights issues addressed in this questionnaire include privacy, freedom of expression, non-discrimination, artificial intelligence and impact on vulnerable groups such as children and minors, etc.
If human rights risks are identified after completion of the self-assessment, the product/service in question is subjected to further analysis with the help of human rights experts at the Company. This is to address possible adverse human rights impacts on the development of the product/service in the future.
This Human Rights by Design approach forms part of Telefónica's broader Responsibility by Design approach, which is outlined in the Chapter on Customers.

Go to the chapter on Clients

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2.7.6. Specific human rights training
In 2020 specific workshops were held for employees whose work has a major impact on human rights. The areas that received training were:
•Legal, Compliance and Data Protection Officers: The workshops covered privacy and freedom of expression issues from a human rights perspective, with emphasis on the GNI Principles, the requests made by competent authorities and the human rights issues to be taken into account in merger, acquisition and divestment agreements.
•Public Affairs, Institutional Relations and Operations: On the one hand, the workshops promoted privacy and freedom of expression through policy advocacy with external stakeholders (e.g. governments, international organisations, NGOs). On the other hand, they familiarised the operations group with the manual for incorporating human rights into all phases of network deployment.
•Product managers and developers: These workshops aimed to ensure integration of Human Rights by Design particularly for products and services that incorporate new technologies such as artificial intelligence.
2.7.7. Relations with communities: Electromagnetic fields GRI 103
One of our greatest concerns is to establish appropriate communication with the communities in all the countries in which we operate. Therefore, one of the impacts we consider in our human rights impact assessments is the impact of our operations on the right of the affected communities to be informed and participate in network deployment and, more specifically, their right of access to information on electromagnetic fields.
There are comprehensive international guidelines that govern exposure to radio waves, including the frequencies proposed for 5G. The limits have been established by independent scientific organisations, such as the International Commission on Non-Ionising Radiation Protection (ICNIRP), and include substantial safety margins so as to protect all persons from all known hazards. These guidelines have been widely adopted in standards around the world and are endorsed by the World Health Organisation (WHO).
We comply with these limits in all the countries in which we operate. We also have internal indicators for monitoring our compliance in all operations. In 2020 all the measurements we took at our base stations were below the levels recognised by the world’s leading standardisation and normalisation organisations such as the International Telecommunication Union (ITU) and the ICNIRP, among others. In the majority of countries in which we operate, these measurements are audited and available to the public.
Additionally, all terminals and equipment that provide our services comply with the international standards established in the Specific Absorption Rate (SAR) parameter. This parameter is established by the various regulatory bodies and health agencies duly authorised for this purpose.
2.7.7.1. Dialogue with our stakeholders
We have a Manual of Good Practices that acts as a guide for our teams and lists all the initiatives taken within the Group in the different countries in which we operate. All these practices have a common interest in establishing a proper relationship with the communities we intend to serve, most of the time through our institutional partners.
We have grouped together our success stories in the following sections: We converse with communities, We cooperate with institutions, We cooperate with research, Commitments with other organisations and Building awareness among our employees. The Manual can be consulted via the Responsible Business section of the Telefónica website.
In this context, we have procedures in place for dialogue with communities, allowing us to measure effectiveness in resolving disputes.
2.7.7.2. The 5G standard
The electromagnetic frequencies used for 5G are part of the radio frequency spectrum, which has been researched extensively in terms of its impact on health over decades. Over 50 years of scientific research has been conducted on the possible health effects of radio signals used for mobile phones, base stations and other wireless services, including planned frequencies for 5G exposures.
The data from these research findings has been analysed by many expert review groups. They all conclude that there is no evidence linking exposure below the guidelines set by the ICNIRP to known health risks for adults or children.
The same limits that protect people also protect the environment. The corresponding German government agency says there is no reliable scientific evidence of a risk to animals and plants exposed to radio signals at levels below the limits set by international guidelines.
We make it our job to know the results of scientific research in all fields and on all population groups, especially children, pregnant women and more susceptible groups. That is one of our challenges: to embark on the so-called fifth generation technology, and to ensure that it is as safe as the earlier generations.
2.7.7.3. Commitment to research
Scientific research in this field is a priority issue on the WHO’s research agenda. The research programme of the European Union also includes different projects in this area that aim to address the possible health effects of electromagnetic fields. At Telefónica we follow these projects closely.

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2.7.7.4. We help society understand
5G will bring changes in the way we live and do business. In order to help society feel less apprehensive and better understand how the new 5G mobile networks work, we have generated materials that show how 5G networks are designed to minimise power and use a new, advanced, highly efficient radio architecture resulting in optimised levels of exposure to electromagnetic fields. They can be consulted via the Responsible Business section of the Telefónica website.
These materials also show how smart antennas (Massive MIMO) work: they enable power to be aimed only in the required direction, minimising power and leading to lower exposure levels than current technologies (2G, 3G and 4G).
We believe that reporting is fundamental to society being able to break down the myths related to electromagnetic fields and understand how telecommunications work. Therefore, we publish useful links, information from experts in the field and FAQs that we update regularly.
2.7.7.5. We make our employees aware
All Telefónica employees have access, through an online training tool, to the Mobile Telecommunications and Society course in Spanish, Portuguese and German. The course includes four modules which explain the technical basics of mobile phone technology, how the exposure limits are established, how we comply with the different regulations and the state-of-the-art technology surrounding electromagnetic fields. This course is part of the welcome pack at most of our local operators.
2.7.8. Milestones 2020 and challenges 2021 GRI 412-3

> Milestones 2020:
In 2020 we achieved 100% compliance with each of the following goals:
•To update our impact assessment in Spain.
•To provide specific human rights training for employees whose work may have an impact on human rights.
•To continue to implement the Human Rights by Design approach for new products and services.
•In addition, we maintained our first position in the 2021 edition of Ranking Digital Rights.

> Challenges 2021:
•To continue impact assessments in the remaining countries.
•To provide specific human rights training for employees whose work may have an impact on human rights.

•To continue to implement the Human Rights by Design approach for new products and services.
•To prepare Telefónica’s human rights progress report.

Summary of key indicators
Indicators(*)	2019	2020
Number of employees trained in human rights through the Responsible Business Principles course since its launch	107,017	103,934
Number of operators subjected to a human rights impact assessment(**)	12	12
% of operators subjected to a human rights impact assessment(**)	100	100
Number of on-site human rights audits of suppliers (labour issues, child/forced labour, health and safety, privacy and security)	11,601	10,090
Number of human rights queries/complaints received through the Responsible Business Channel(***)	0	3

(*) Regarding the number of significant investment agreements signed with human rights clauses: no significant investment agreements were signed by Telefónica S.A. at the corporate level during the reporting period. Significant investment agreements are those that have brought Telefónica S.A. into a position of control of another entity and have initiated a capital investment project that is material to the financial accounts.

(**) Data for 2019 refers to assessments conducted since 2013. Data for 2020 refers to assessments carried out in that year.
(***) The well-founded complaints filed via the internal complaints channel regarding human rights issues such as privacy, harassment, mobbing and discrimination are covered in the Chapter on Ethics and Compliance (Complaint and remedy mechanisms: Consultation and complaint channels).

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2.8. Contribution to communities: impacts
and SDGs GRI 103, 413-1

2.8.1. Introduction
We are witnessing a world in transition: a global society and a global economy facing major challenges and rapid change. Equality and the end of poverty remain unfinished business, while climate change and the loss of essential natural resources exert increasing pressure. All this against the backdrop of a technological revolution that is set to redefine the working world and the economy as a whole, and a global health crisis —stemming from COVID-19— which has accelerated the transformation of a large part of our productive sector in a very short space of time.
Global economic development demands greater social and environmental responsibility to ensure more inclusion, more protection of ecosystems and biodiversity, and more shared wealth for the benefit of present and future generations.
All this has been accompanied by the awakening of an awareness of social and environmental responsibility among all social players; it has also permeated the business world, even spreading through to the very development of businesses and the day-to-day life of employees.
At Telefónica, as a leading company in the technology and communications sector, we have decided to be a key player in this transformation and use the Sustainable Development Goals (SDGs) defined in the United Nations 2030 Agenda as a strategic framework to guide our commitments to society and environmental protection.
Moving forward in line with the 2030 Agenda ensures the sustainability of our business and our ability to transform and respond to major social challenges, new economic markets and an ever-changing context.
2.8.1.1. Our contribution during COVID-19
If our Company’s contribution to progress and society has always been important, during the health crisis we experienced in 2020 it has proved even more so.
COVID-19 has made it clear how fundamental information and communication technologies (ICTs) are to societies and economies around the world.
The Chapters of this Report highlight the main contributions Telefónica has made in all areas, from aid through donations and the purchase of medical equipment, to the work carried out by all the Company's units to guarantee communications, develop innovative solutions that enable public administrations, health teams and other companies to deal with the consequences of the pandemic, and support digital education.
In such an extraordinary and wholly unexpected situation as this, telecommunications networks have become essential. Our close collaboration with health authorities and social partners to provide a reliable response to all our stakeholders has effectively contributed to minimising the damage the pandemic has caused.
2.8.1.2. Identifying our contribution and impact
We have conducted a careful study to identify those goals and targets of the 2030 Agenda to which we have the greatest potential to contribute, based on our technical and commercial capabilities and the geographic regions in which we are present. As a result, SDG 9 (Industry, Innovation and Infrastructure) was identified as the main goal for which we are generating value through the deployment of communications infrastructures and our continued commitment to innovation and the promotion of entrepreneurship.

We have a work agenda that revolves around Goal 9, to which we contribute by deploying sustainable, resilient and quality infrastructure and by harnessing our capacity for innovation to address major global challenges

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We also have a direct impact on the goals related to economic growth and equal opportunities (SDG 4, SDG 5, SDG 8 and SDG 16), environmental protection and sustainable development (SDG 7, SDG 11, SDG 12 and SDG 13), and working together to increase our contribution to achieving the goals (SDG 17).

2.8.2. Contribution and impact assessment models GRI102-29
The SDGs are not only a tool for ensuring the evolution and resilience of our business model; they also give us a framework for monitoring, evaluating and communicating the contribution our activity makes to the communities in which we are present. Our contribution goes beyond strictly financial results, and for this reason we evaluate our overall contribution and the impact we are making in different areas of capital: productive, human, social and environmental.
All of this has the strategic objectives of:
•Maximising our contribution to the socio-economic development of the regions in which we are present.
•Minimising the negative impact our industrial activity and the products and services we develop can have on the environment and society.
We have developed a comprehensive, two-pronged impact analysis model that allows us to:
•Monitor the performance of our main indicators;
•Evaluate our contribution to the 2030 Agenda;
•Detect and monitor the risks and adverse impacts of our business;
•Facilitate decision-making to improve our business and increase our contribution to society.
Impact assessment models

Value analysis model

Measurement and quantification (monetisation) of the impact of Telefónica on 25 external issues classified in four capitals:

- PRODUCTIVE
- SOCIAL
- HUMAN
- NATURAL

Model for assessing products and services

IMP management methodology (Impact Management Project)

- WHAT
- WHO
- HOW MUCH
- CONTRIBUTION
- RISK

Global Impact → **Alignment with SDGs** ← **Impact of Projects**

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2.8.2.1. Value analysis model
This model offers a global vision of the value that Telefónica as a company generates beyond strictly financial aspects. The analysis follows the framework defined in the Social & Human Capital Protocol and includes an assessment of each of the external factors identified in the materiality matrix. Various tools are used to perform this exercise, among which we can highlight:
•The True Value impact quantification model, which monetises the external factors identified in each of the four areas of capital evaluated (productive, social, human and environmental).
•The Total Impact quantification model (based on input-output tables), which assesses Telefónica's contribution to gross domestic product (GDP) and employment in the main countries in which we operate.
•Natural Capital Protocol, which assesses our impact on biodiversity and the environment.
2.8.2.2. Product and service evaluation model
We use this model to carry out in-depth evaluations of the main products, services and projects that are developed in the Company's operations and commercial areas. This allows us to understand the social, economic and environmental impact that the projects analysed may generate. The measurement tools used depend on the type of project to be evaluated:
•The Impact Management Project model studies socio-economic impacts.
•The environmental impact assessment for Eco Smart solutions is used in collaboration with CarbonTrust to calculate the emissions avoided by our services.

Go to the the chapter on Environmental Responsibility
2.8.2.3. Alignment with the Sustainable Development Goals
The results obtained from the Value Analysis and the Product and Service Evaluation are in line with the goals and targets of the United Nations 2030 Agenda. This gives us a holistic view of the entire contribution that the Company is generating and at the same time it allows us to offer transparent, standardised and clear information on the social value created by the Company.
2.8.3. Our commitment to the Sustainable Development Goals
Since the Sustainable Development Goals were approved and published in 2015, Telefónica has worked to disseminate, monitor and integrate them into all areas of the Company.
To this end, we regularly analyse which goals and targets we are contributing most decisively to, and where we should focus our priorities and resources, taking into account the human and technical capacities we have at our disposal.
We have decided to focus on three main lines of action that are aligned with the Telefónica Group's strategic pillars:

Our lines of action and the SDGs
Helping society to prosper	Building a greener future	Leading by example
Promote more inclusive connectivity by bringing digitisation to all people and boosting the social and economic development of the communities in which we are present.	Increase our contribution to society and the environment for more sustainable and planet-friendly development.	Build trust through our actions and commitments, promoting and fostering inclusion and equality for all, and ensuring confidence in digitisation and driving sustainability among all stakeholders.
Implement a more efficient telecommunications network (fibre and 5G) powered by 100% renewable electricity.
Provide faster and better Internet for people and businesses.		Be a leader in inclusion to drive equality and equity.
Boost the digitisation of SMEs.	Become a leading provider of solutions that help our customers reduce their CO2 emissions.	Enhance trust through the ethical and responsible use of technology, and safeguard the security and privacy of our customers' data.
Promote education in digital skills.	Promote the circular economy in the use of electronic devices through ecodesign, re-use and recycling.	Commit to the highest standards of business principles and ethics, promoting sustainability in our supply chain.

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2.8.3.1. Helping society to prosper GRI 203-1, 203-2, 204-1, 207-4
Telefónica wants to bring the best connectivity and the latest technology to everyone. We advocate people-centred digitisation as a response to the digital divide and as a strategy for tackling inequality of opportunity. Globalisation and digitisation must benefit more people everywhere.

We promote inclusive connectivity, bringing digitisation to all people and driving the social and economic development of the communities in which we operate

SDG 9 - Build inclusive and sustainable connectivity

As a telecommunications and technology company, we know that we have the capabilities to drive development of the new digital society, as the services we offer are proving to be among the main catalysts of economic progress, making a positive contribution to expanding the economy and the industrial fabric and generating new businesses.
Our work in the area of SDG 9 contributes primarily to:
•Inclusive digitisation (GOAL 9.1)
•that is cutting-edge (GOAL 9.5)
•and accessible (GOAL 9.c)
At Telefónica we deploy state-of-the-art networks not only to lead the markets in which we operate and guarantee a reliable and resilient service, but also to connect the maximum number of people. Our digital services are based on the latest technology and we add a social component to our innovation because we cannot understand progress without people.
In 2020 we maintained our network coverage deployment efforts in both Europe and Latin America. Our LTE networks reach virtually the entire population in the regions of Europe in which we are present, and we are also rolling out fibre.
Meanwhile, we have connected a number of people in isolated or remote areas thanks to our “Internet for All” initiatives.
But beyond infrastructure, our work to promote innovation and entrepreneurship through programmes such as Telefónica Venture Capital or Wayra is proving to be essential to preventing the flight of young talent to other parts of the world, and is becoming a driving force for innovation and economic development in many regions.

Go to the the chapter on Innovation

Main lines of action around SDG 9: Provide faster and better Internet for people and businesses.
TARGET 9.1 - Strengthen and invest in the very high capacity networks that have proven to be critical for future competitiveness.
•Increase high-speed mobile network coverage (LTE) and drive the deployment of new 5G networks.
•Increase the coverage of ultra-broadband (fibre) networks in all regions.
TARGET 9.5 - Foster innovation and technological entrepreneurship through our Open Innovation programmes.
TARGET 9.c (UNSTATS indicator 9.c.1) - Bring connectivity to places where it is lacking, connecting millions of people in rural or remote areas who have no or very limited access to the Internet.

	Contribution to SDG 9
Target	Indicator
9.1
	Investment in infrastructure and applied services (total investment of the Telefónica Group (million euros))	5,861
	Pre-paid penetration	49.4%
	Universal Service	174
9.5
	R&D investment (million euros)	959
	Industrial property rights portfolio (includes patents)	440
9.c
	Number of people connected via the Internet for All project	1,800,000
	4G/LTE mobile coverage	82.5%
	UBB - Ultra Broad-band (passed units)	134,769,000

SDG 8 - Drive digitisation for a more sustainable society and economy

The impact that telecommunications and broadband have on economic development has been well documented in different international studies, which conclude that we are a strategic player for the economic growth of the countries

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in which we are present, both directly through our commercial and technological activity and indirectly through our capacity to multiply towards other industries, allowing us to advance and adapt to the new needs and demands of an increasingly globalised and interconnected market.
In this regard, we have a common purchasing and supplier management model for the entire Company, based on transparency, equal opportunities and objective decision-making. We develop the sustainable management of our supply chain, in which we also promote job creation by supporting local businesses and small and medium-sized enterprises (SMEs).

Go to the chapter on Suppliers

In addition to the creation and promotion of employment that our activity generates, we have promoted the development of employability programmes, mainly through Fundación Telefónica. Aimed in large part at young people, these programmes facilitate access to the new jobs of the future and activate local entrepreneurship.
These employability programmes, among which we can highlight 'Conecta Empleo' and 'Lanzaderas de Empleo', are aiding the training and development of people in places that often suffer from the structural problems of unemployment and talent relocation.
Main lines of action around SDG 8: Ensure that digital services are available to small and medium-sized enterprises, and that our purchasing processes incorporate ethical, social and environmental criteria.
TARGET 8.1 (UNSTATS indicator 8.1.1) - Support and contribute to the economic growth of the countries we serve.
TARGET 8.3 - Support key sectors and develop policies for productive activities and innovation to boost economic growth:
•Encourage investment in local businesses.
•Collaborate with national and international organisations that promote economic development and digitisation.
TARGET 8.5 (UNSTATS indicator 8.5.2) - Promote employment and quality work for all women and men, including young people and persons with disabilities, and equal pay for work of equal value.
TARGET 8.6 (UNSTATS indicator 8.6.1) - Develop initiatives, mainly through Fundación Telefónica, to reduce the proportion of young people who are not employed, in education or training.
TARGET 8.8 - Ensure and protect labour rights, promote a safe working environment for all workers and promote a sustainable supply chain that incorporates ethical, social and environmental criteria in purchasing processes.

	Contribution to SDG 8
Target	Indicator	2020
8.1
	Telefónica's impact on GDP	44,692
	Total tax contribution (million euros)	8,160
8.3
	% purchases from local suppliers	77%
	Third-party investment in startups (million euros)	1,900
	Startups invested in by Wayra	> 770
8.5.
	Total number of employees	112,349
	Indirect employment generated (employees)	637,990
	Employees with disabilities	1,118
8.6.
	People trained in employability	996,875
8.8.
	Supplier audits	16,105
	Suppliers with improvement plans	560

Impact on gross domestic product (Target 8.1)
Our overall contribution to the gross domestic product (GDP) of the countries in which we operate —assessed in 2020 through the Total Impact methodology— amounts to 44,692 million euros. This value includes the direct impact derived from our economic activity and expenses and investments (indirect impact), as well as the impact of the increase in consumption brought about by the increase in labour income generated by the jobs created.

For every euro generated through direct impact in the nine main countries in which we are present, we have generated an additional 1.26 euros indirectly through expenditure and investment

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Impact on GDP (main operations)
	Million euros	% of total impact
Total impact	44,692
Direct impact	19,803	44.3%
Indirect impact	19,497	43.6%
Induced impact	5,392	12.1%
Definitions
•Total impact: Total impact generated by our corporate activity and the expenses and investments we make in the countries in which we operate.
•Direct impact: Impact generated directly by our operations.
•Indirect impact: Impact generated by the expenditure and investments carried out throughout our supply chain.
•Induced impact: Impact generated by the increase in consumption derived from the increase in work income generated by direct and indirect jobs.
                                                                                                                                            Countries included in the analysis: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Peru, Spain, United Kingdom.

Impact on GDP (main operations)
	Million euros	% of local GDP (*)
Germany	5,543	0.18%
Argentina	1,922	0.88%
Brazil	10,431	0.95%
Chile	1,953	0.93%
Colombia	1,285	0.59%
Spain	14,579	1.39%
Mexico	958	0.13%
Peru	1,759	1.11%
United Kingdom	6,262	0.29%

For every euro of gross operating margin we earned, we generated 3.31 euros , which contributed to the GDP of the main countries in which we are present

Contribution to the creation of quality employment
In addition to the jobs directly created by the Company, our activity allows us to be a driver of progress and to create additional indirect and induced jobs.

Our activity means that for every person we employ, we generate 7.82 jobs in the countries in which we operate

Impact on employment (main operations)
	Impact on employment in the main countries (numner of people)	% of total impact
Total impact (1)	957,314
Direct impact (2)	108,551	11.3%
Indirect impact (3)	637,990	66.6%
Induced impact (4)	210,773	22.0%
Definitions
•Total impact: Total impact generated by our corporate activity and the expenses and investments we make in the countries in which we operate.
•Direct impact: Employees hired directly.
•Indirect impact: Jobs generated in those companies and sectors that receive our expenditure and investments and in their respective suppliers.
•Induced impact: Jobs created in all economic sectors thanks to the economic activity generated in an induced way in the market as a whole.
                                                                                                                                            Countries included in the analysis: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Peru, Spain and the United Kingdom.

Impact on employment (main operations)
	Impact on employment (number of people)	% total local employment
Germany	37,229	0.08%
Argentina	40,902	0.30%
Brazil	444,650	0.54%
Chile	39,098	0.49%
Colombia	65,458	0.31%
Spain	136,729	0.71%
Mexico	42,917	0.08%
Peru	96,375	0.98%
United Kingdom	53,956	0.17%

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Contribution to the development of Local Economies and Finances
It is important to note that our economic and social contribution is quantifiable not only through corporate tax revenues, but also through other specific contributions in the various countries in which we operate. These include fees (for use of the public domain and for financing radio and television corporations, among others), local taxes and social security payments, as well as other similar contributions in other countries.
In addition to these direct taxes, we generate revenue for the public coffers as a result of our activity and on behalf of other taxpayers – these are amounts that must be taken into account in the total tax contribution made by the Company, such as indirect taxes, withholding taxes on employees and other deductions.
In this context and for 2020, our total tax contribution (CTT) amounted to 8,160 million euros (2,301 million euros in taxes paid and 5,859 million euros in taxes collected), representing 51.6% of our distributed value (**). Total operating subsidies received by Telefónica in 2020 amounted to 17 million euros (€22 million in 2019) which includes the receipt of capital subsidies and subsidies for other income..

Thus, for every 100 euros of Company turnover, 18.9 euros were paid in taxes (5.3 for taxes paid and 13.6 for taxes collected).

Tax contribution by country
Million euros	Contribution by country to consolidated Group profit before tax (1) 2019	Contribution by country to consolidated Group profit before tax (1) 2020	Total taxes paid 2020	Total taxes collected 2020	Totals 2020
Germany	314	281	215	828	1,043
Argentina	(894)	(51)	148	408	556
Brazil	1,027	1,434	318	1,829	2,147
Central America	35	179	22	27	48
Chile	42	113	6	150	154
Colombia	38	66	103	120	222
Ecuador	(22)	43	91	64	156
Spain	826	108	790	1,917	2,706
Mexico	(707)	(767)	169	84	253
Peru	(180)	(167)	52	155	207
United Kingdom	1,437	675	300	234	534
Uruguay	94	136	18	19	37
Venezuela	7	73	3	10	13
Other	231	215	67	16	83
TOTAL GROUP	2,248	2,338	2,301	5,859	8,160

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The breakdown of the corporate income tax contribution is as follows:

Tax contribution by region
	2020		2019
Million euros	Contribution by country to consolidated Group profit before taxes (1)	Tax on profits (2)	Contribution by country to consolidated Group profit before taxes (1)	Tax on profits (2)
Europe	2,577	310	1,064	365
Latam (*)	(595)	270	880	383
Central America	35	8	179	27
Other	231	38	215	29
TOTAL GROUP	2,248	626	2,338	803
1) Contribution to the consolidated pre-tax result, adjusted for the allocation to the year of coupons relating to subordinated perpetual bonds. The Consolidated Financial Statements of the Telefónica Group are drawn up in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. The local accounting regulations applicable in each of the countries in which the Group is present may differ from the standards set by the IFRS.

The table above groups together all companies of the Group according to the country of their registered office. This grouping does not coincide with the distribution by segment of the Telefónica Group. The results by country include, as appropriate, the effect of the allocation of the purchase price to the acquired assets and the liabilities assumed. The results by country exclude income generated by dividends of Group subsidiaries, as well as the change in the provision for write-downs of investments in companies of the Group, which are eliminated in the consolidation process.

2) Refunds received from different tax authorities as a result of excess payments made in previous years are excluded. For 2020 specifically, the following tax refunds for payments made in 2018 and 2019 are excluded: 89 million euros in Spain, 15 million euros in Peru and 13 million euros in Chile.

For 2019, the extraordinary refund received in Spain as a result of the TEAC resolution (701 million plus 14 million corresponding to excess tax payments made in 2009 and 2010, plus 201 million euros in compensatory interest) is excluded, as set out in note 25 of the 2019 Consolidated Annual Accounts. Additionally, the refund in Spain of 132 million euros for the 2017 tax year is also excluded, as are the refunds of 10 million euros in Chile and 17 million euros in Peru. This last refund was not excluded from the 2019 non-financial statements, as that information was lacking at the time of publication.

The taxes paid to the different authorities are attributed to the country of jurisdiction of the corresponding tax authority.

(*) As a result of their sale in 2019, Telefónica Móviles Guatemala, Telefónica Móviles de Nicaragua and Telefónica Móviles Panamá were disinvested at different dates (and therefore excluded from the consolidation perimeter).

SDG 4 - Address inequalities by investing in digital skills
Education is a key tool for ensuring inclusion and fostering growth and progress. The speed of change generated by technology is affecting all parts of society, but it also offers us new opportunities if we are able to adapt and prepare for the new context.
In this context, the rapid digitisation of the economy requires an increasing number of professionals who can manage and drive its development, and education plays a key role in bridging the digital divide. In addition, the experience of COVID-19 in 2020 has demonstrated the value of online education in ensuring access to education for many children, especially in critical situations.
Through a variety of programmes, Fundación Telefónica and Telefónica Educación Digital are promoting educational innovation and working to bring quality digital education to every corner of the world.
Specifically, programmes such as Profuturo, developed in conjunction with the "la Caixa" Foundation and launched in 2016, have aimed to reduce the education gap in the world by providing quality digital education to children in vulnerable environments in Latin America, Africa, Asia and the Caribbean.
The promotion of training through online courses available on the MiriadaX platform has also enabled millions of students enrolled in MOOCs to improve their skills; the ScolarTIC programme has trained thousands of teachers in new skills.
Other programmes developed by Fundación Telefónica such as Conecta Educación, Code.org, Conecta Empleo and Proyecto 42 are contributing decisively to the development and training of young people, helping them to improve their digital skills and thus open the doors to a labour market that is increasingly demanding these types of profiles.
Finally, enlightED, a global conference on education, technology and innovation organised by Fundación Telefónica, IE University, Fundación Santillana and South

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Summit, brings together each year the best experts and leading institutions from around the world to share experiences and initiatives for the education of the future.
Main lines of action around SDG 4: Drive digital skills development programmes and empower our internal talent through training in new digital skills in order to address major social challenges by ensuring that all employees can access training or skills enhancement opportunities.
TARGET 4.1 (UNSTATS indicator 4.1.1) - Implement education programmes so that all girls and boys can complete primary and secondary education.
TARGET 4.4 (UNSTATS indicator 4.4.1) - Improve and empower people for the new digital environment:
•Enable access to training courses in the skills needed to access employment and entrepreneurship.
•Ensure that all our employees have access to personalised digital skills re-education programmes.
TARGET 4.c (UNSTATS indicator 4.c.1) - Increase the supply of qualified teachers through specific training programmes and by promoting the modernisation and digitisation of education.

	Contribution to SDG 4
Target	KPI	2020
4.1
	Number of children benefiting from Profuturo programmes (million people)	16
	Number of countries in which the Profuturo programme operates (*)	40
4.4.
	Students enrolled in Telefónica Educación Digital MOOCs	>6 M
	Beneficiaries of the digital skills training programme	2,321,189
	Internal employee training hours	3,549,124
4.C.
	Number of Profuturo programme teachers	> 400000
	ScolarTIC teacher training programme (people registered)	34,001

2.8.3.2. Building a greener future
At Telefónica, our commitment to the planet focuses mainly on the environmental SDGs in the 2030 Agenda; we know that digitisation is a key tool for tackling environmental challenges such as water scarcity, atmospheric pollution and climate change.
For this reason, we work on the basis of efficiency and innovation, seeking improvements and solutions that not only reduce our own environmental impact, but also that of our partners and customers through the products and services we offer.

Go to the chapter on Environmental Responsibility

We’re building a digital and greener future, increasing our contribution to society and the environment for sustainable development

In order to fulfil our climate commitments and contribute to the SDGs, our main lines of action are to promote energy efficiency and renewable energy consumption in our operations, reduce our carbon footprint and develop digital solutions that help our customers reduce their emissions. This working approach also allows us to leverage decarbonisation opportunities, be more competitive and offer our customers low-emission connectivity, decoupling the growth of our business (incorporation of new technologies such as 5G or fibre deployment) from the greenhouse gas emissions evolution.

SDG 7 - Develop the most efficient telecommunications network powered by renewable energies

We reduce our impact on climate change through the decarbonisation of our business, working to decouple the growth of our network traffic from greenhouse gas emissions.
The aim is to align our efforts with the level of decarbonisation required to limit global warming to below 1.5°C.
Our carbon footprint comes mainly from electricity consumption, from 2019 our consumption has been 100% renewable in Europe and Brazil and we are committed to transferring this to all our operations by 2030. Coupled with an ambitious energy efficiency programme, this has meant that our carbon emissions have decreased significantly in recent years.

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Main line of action around SDG 7: Use 100% renewable energy in all our operations.
TARGET 7.2 - Promote the use of renewable and clean energy in all our activities.
TARGET 7.3 - Encourage the development of projects that increase energy efficiency and improve the technology needed to provide modern, sustainable energy services.

	Contribution to SDG 7
Meta	KPI	2020
7.2
	Renewable electricity consumption (MWh)	4,918,373
7.3
	Emissions avoided thanks to renewable energy consumption (tCO2e)	911,070

SDG 11 - Develop solutions to optimise consumption, reduce emissions and improve mobility and safety for people and communities

Our greatest contribution to climate change mitigation and adaptation undoubtedly comes from greater digitisation, supported by a renewed network and solutions that address environmental challenges. Our services give us the ability to reduce carbon emissions from other sectors and encourage the decarbonisation of the economy.
In this line of work, we avoided the emission of million tCO2 thanks to services such as connectivity, the Internet of Things (IoT) and the Cloud, which are aimed at promoting a more efficient use of resources, improving the energy efficiency of our customers and avoiding greenhouse gas emissions.
Main line of action around SDG 11: Enable our customers in our key markets to avoid 5 million tCO2 per year through our products and services by 2025.
TARGET 11.6 - Promote the development of digital services and solutions that have a positive impact on the environment and help create more sustainable and resilient cities.

	Contribution to SDG 11
Meta	KPI	2020
11.6
	Emissions avoided through Eco Smart services (million tCO2)	9.5

ODS 12 Promover la economía circular en el uso de equipos electrónicos, a través del eco-diseño, la reutilización y el reciclado

The responsible design of the products and services we offer, which incorporates ecodesign criteria, is one of the strategic pillars we have at our disposal to contribute to reducing our impact on the environment and ensuring a more sustainable future.
We are also aware that electronic waste has become a challenge in recent years, one that must be tackled at all levels; for this reason we promote initiatives to evolve and define our internal processes so that we can maximise the re-use and recycling of this waste.
Main line of action around SDG 12: Moving towards becoming a zero-waste company.
TARGET 12.2 (UNSTATS indicator 12.2.1) - Achieve sustainable management and efficient use of natural resources.
TARGET 12.5 (UNSTATS indicator 12.5.1) - Minimise waste generation through prevention, reduction, recycling and re-use activities, promoting programmes that encourage the circular economy and waste recycling.
TARGET 12.6 - Transform our internal processes to ensure that all our solutions are designed and developed according to ethical and sustainable criteria.

	Contribution to SDG 12
Meta	KPI	2020
12.2
	Electricity consumption + Self-generation (MWh)	6,548,152
	Total energy consumption (MWh)	6,863,728
	Generation of waste (tonnes)	46,912
12.5
	Waste recycling (%)	98%
12.6
	Responsible Design Indicator	Integrated into T.España

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SDG 13 - Combat climate change and improve resource efficiency and utilisation

The climate situation has meant an acceleration of our policies and objectives. We have defined new targets and action plans that show a clear commitment to decarbonising the economy.
At Telefónica, we want to help reduce the impact of climate change by increasing our efforts in our own operations, but also by increasing efforts throughout the value chain and committing to a zero net emissions horizon.

Go to the chapter on Energy and Climate Change
Main line of action around SDG 13: Achieve zero net emissions in our main markets by 2025.
TARGET 13.2 - Incorporate climate change measures into the Company's policies and strategies through emissions reduction programmes.

	Contribution to SDG 13
Target	KPI	2020
13.2
	Direct emissions (Scope 1) (tCO2)	212,682
	Indirect emissions (based on market method) (Scope 2) (tCO2)	530,684
	Other indirect emissions (Scope 3) (tCO2)	1,909,321

2.8.3.3. Leading by example
Human-centred digitisation should focus on building confidence in the use of technology and be based on values and the ability to use it responsibly, thus ensuring that no one is left behind due to lack of access or knowledge.
That is why we want to put the great opportunities brought about by the technological revolution at the service of the majority. We are committed to ensuring that schooling does not stand still and moves forward in all contexts, and we are particularly focused on extending digital skills so that the transformations that the labour market is undergoing benefit as many people as possible.

Building trust through our actions and commitments, promoting education and fostering inclusion and equality for all

SDG 5 - Promote gender equality and reduce gender gaps in wages and salaries

The promotion of equal opportunities is part of our values and we are firmly committed to advancing it; we consider it to be a source of talent that helps contribute to personal and human growth.
We assume our obligations as a social reference point, and we are aware of our responsibility to advance towards a more egalitarian, diverse and inclusive world by acting as driver of these values in the societies in which we operate and by leveraging the value of technology to achieve this.
We see diversity as a source of talent, and we work hard to achieve gender equality and promote the use of technology as a means of empowering women.
We also promote and collaborate with programmes that promote women's access to STEM careers, such as Inspiring Girls and Technovation, among others, because equal opportunities and digitisation must be based on diversity in all areas.

Go to the chapter on Human capital

Main line of action around SDG 5: Reach 33% of women in managerial positions and achieve pay equity by reducing the gender-adjusted pay gap to +/-1%.
TARGET 5.2 - Work to eliminate all forms of violence against all women.
TARGET 5.5 (UNSTATS indicator 5.5.2) - Commit to fostering women's leadership and increasing the proportion of women in leadership positions and eliminating any kind of pay inequality.
TARGET 5.b - Enhance the use of enabling technology, in particular information and communication technology, to promote women's empowerment by promoting actions and programmes that contribute to the reduction of the gendered digital divide and promote STEM careers among young women.

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	Contribution to SDG 5
Target	KPI	2020
5.2
	Cases of discrimination detected / measures taken	3/2
5.5
	% Women on the Board of Directors	29.41
	Women in management positions	27.4
	% Women in the workforce	38
5.b
	Programmes to promote STEM careers	27

SDG 16 - Enhancing trust through the ethical and responsible use of technology

A core element in ensuring justice and robust institutions is guaranteeing the privacy and security for people accessing digital services.
For this reason we work with integrity in all areas of business, we hold ourselves to strict ethical principles of responsible business and we make it a top priority to ensure the privacy and security of our customers' information and the products and services we offer.

Go to the chapter on Digital Trust

However, in addition to our internal work, we collaborate with various organisations, social entities and public administrations to support the most vulnerable groups and promote the responsible and ethical use of new technologies.
Main lines of action around SDG 16: Maintain our leadership in the Digital Rights Ranking and build our services around the pillars of clarity, transparency, consistency and reliability.
TARGET 16.5 - Combat corruption and bribery in all its forms through our internal Responsible Business programmes and ensure the highest standards at all levels of the Company in order to promote trust.
TARGET 16.10 - Ensure public access to information and protect fundamental rights and freedoms:
•Improve citizens' trust through the ethical and responsible use of technology, respecting and protecting fundamental freedoms, privacy, security and other digital rights.
•Promote digital trust and responsible use of data.
TARGET 16.a - Strengthen institutions and cooperation at all levels through employee-led activities that generate value and help the most vulnerable people.

	Contribution to SDG 16
Target	KPI	2020
16.5
	% of employees who have taken the Responsible Business course	93%
16.10
	Privacy of information	SASB TC-TL-2020a
	Information security	SASB TC-TL - 230a
16.a
	Corporate volunteering (people)	56,472
	Beneficiaries of voluntary activities	1,532,160

SDG 17 - Develop strong global partnerships for sustainable development

The United Nations has identified our sector as strategic to achieving more than half of the goals defined in the 2030 Agenda, including two specific goals related to our ability to take broadband and digitisation everywhere.
According to a series of internal analyses, we estimate that, for example, the deployment of fibre optics together with the development of digital services in rural areas can increase average annual income by up to 3.9% and reduce the unemployment rate by approximately 1% through the promotion and creation of service businesses. Similarly, digitisation could help increase the productivity of SMEs by 15-25%.
Thanks to our transformative capacity, we also work to foster national and international collaboration with other organisations that are also committed to sustainable development. For 2020, we can highlight the work carried out with the FAO (Food and Agriculture Organization) on the promotion of Smart Agro services in the agricultural sector.
Through the installation of sensors with IoT connectivity in crops, these services allow farmers to be informed about factors such as soil moisture and soil water consumption, so that irrigation is optimised and crop yields are improved.
Main lines of action around SDG 17: Foster global partnerships and increase Internet use and broadband access to ensure the benefits of digital transformation.
TARGET 17.6 (UNSTATS indicator 17.6.2) - Increase the number of fixed broadband Internet subscribers in all

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regions where we operate.
TARGET 17.8 (UNSTATS indicator 17.8.1) - Foster collaboration with other organisations to innovate and increase access to and use of technology and digitisation in all areas of society.

	Contribution to SDG 17
Target	KPI	2020
17.6
	Number of fixed broadband subscribers	20,077,200
17.8
	Penetración del servicio LTE en la base de clientes.	85.20%

2.8.4. Acknowledgements
Finally, it is worth highlighting some of the SDG awards we have received in the past year:
•2nd place in the OpenODS Index (Telefónica Group): The first rating and transparency platform that makes it possible to verify the progress and efforts made by public and private entities to meet the Sustainable Development Goals.
•Global Compact Award “Diversity and Inclusion Programme” (Telefónica Ecuador): This award recognises our Diversity and Inclusion strategy as an outstanding practice in contributing to SDG 5.
•Global Compact "Good Netizen" Award (Telefónica Ecuador): This award recognises our series of workshops on the responsible use of Information and Communication Technology (ICT) as an outstanding practice in contributing to SDG 4.
•Recognition from the Argentine Business Council for Sustainable Development for Somos Movistar Argentina's contribution to the 2030 Agenda.

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BUILDING A GREENER FUTURE _

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2.9. Responsibility with the environment GRI 103

KEY POINTS

We are committed to deploying the most efficient telecommunications networks (fibre and 5G) powered by 100% renewable energy and to achieving net zero emissions by 2025 in our main markets.
We are working to become a leading supplier of solutions that help our customers to reduce their CO2 emissions. By 2025, thanks to us, 5 million tCO2 a year will be avoided by our customers.
We promote the circular economy in the use of electronic devices through ecodesign, reuse and recycling, as we move towards the status of a zero-waste company.

The past year was unquestionably marked by an unprecedented global health crisis, but also by an increase in awareness about the impact caused by environmental damage on all that surrounds us, health and the economy, etc. Biodiversity protects us, economic activity depends on a sustainable environment and, in short, our own wellbeing is absolutely interlinked to that of the environment. Against this backdrop, there are leaders in governments and companies who are focussing on a new paradigm that modifies the economic model and places the environment at the heart of policies and decisions such as the European Green Deal.
Telefónica wants to be part of this shift and our activities, as those of any other company, are dependent on the environment. We are therefore striving to ensure our impact on the environment is minimal and are committed to decoupling the growth of our business from our environmental footprint.
Digitalisation is a crucial tool in the face of these environmental challenges. Some of our products and services already provide solutions for climate change, waste, water, air pollution and biodiversity.
We are working to achieve a world in which digital technology contributes to protecting the planet. We have a global environmental strategy and act in alignment with our business strategy at all levels of the organisation. The environment is a central issue throughout the Company, involving both operations and management areas, as well as business and innovation areas.
In 2020 we set ourselves ambitious new goals which go further than the Paris Agreement. We will be a company with net zero emissions in our main markets by 2025 and, including our value chain, by 2040 at the latest. In order to achieve this, we will reduce emissions in line with the 1.5ºC scenario and neutralise residual emissions through projects based on nature. In this way, we will reduce our emissions by 70% by 2025 (90% in our main markets) and emissions in our value chain by 39%. We will also continue working to become a company with zero-waste, thereby helping to create a more circular economy by fostering the ecodesign, reuse and recycling of electronic equipment.
In a digital world there are also more opportunities for ecoefficiency and a decarbonised and circular economy; therefore, we want to play our part in the transition to a green economy. Through connectivity and our digital services, we will help our customers to prevent the emission of 5 million tCO2 a year by 2025.
As part of integrating the environment into the Company's strategy, in 2020 we issued another Green Bond —the first hybrid in the sector— based on our Sustainable Financing Framework, under which the Company had already issued the first Green Bond for the telecommunications sector globally in early 2019.
The funds from the hybrid Green Bond (500 million euros) have served to finance projects aimed at increasing the Company’s energy efficiency through the process of transforming the copper network into fibre optic (85% more efficient) in Spain. The issuing of the bond has made it possible to save 50 GWh just between the months of May 2019 and August 2020, which means avoiding the emission into the atmosphere of 10,075 tonnes of CO2, equivalent to the carbon sequestered by 165,000 trees. In addition, the deployment of fibre has allowed us to close hundreds of technical buildings, re-using much of the equipment and recycling all the material as part of our commitment to the circular economy. The Company's goal is to have 100% of its retail customers in Spain using fibre by 2025.
Sustainable financing contributes to Telefónica's decarbonisation strategy and its goals of reducing emissions and energy consumption.

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2.9.1. Governance

The environmental strategy is the responsibility of the Board of Directors, which approves the Global Environmental Policy and objectives, within the framework of our Responsible Business Plan. The carbon reduction targets are part of the variable remuneration of all the Company's employees, including the Board of Directors.
2.9.2. Materiality GRI 103, 102-11
We conduct analyses to determine our major environmental aspects, based on our business strategy, the regulatory environment, impact and the demands of our stakeholders. In this way, we prioritise our efforts towards the most significant aspects: energy consumption and renewable energies, Eco Smart services (with environmental benefits), responsible deployment of the network and greenhouse gas emissions.
However, we do not neglect other environmental aspects. We manage all of them to progressively reduce our impact whilst increasing our resilience, through adapting to climate change.

2.9.3. Environmental risks
Telefónica's activities, like those of any other company, have an impact on the environment and can be affected by climate change. The Company's environmental and climate change risks are controlled and managed under the Telefónica Group's Global Risk management model, in accordance with the precautionary principle.
Our environmental aspects have their greatest risk focus on the high geographic dispersion of infrastructure, which is controlled through environmental management based on uniform processes and certified according to the ISO 14001 standard.
With regard to the guarantees and provisions arising from environmental risk, in 2020 the Group continued to develop,

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both locally and globally, several insurance programmes in order to mitigate the possible occurrence of an incident deriving from the risks of environmental liability and/or natural disasters, to guarantee the continuity of its activity. We currently have fully comprehensive insurance and coverage for all risks, material damages and loss of profit, in order to cover any material losses, damage to assets and loss of income and/or customers, among other problems, as a consequence of natural events. We also have environmental liability insurance to cover the environmental liabilities set out by the applicable laws and regulations. Both insurance policies are based on limits, sub-limits and cover that are appropriate to the risks and exposure of Telefónica and its Group of companies.
In addition, we specifically analyse and manage the risks and opportunities deriving from climate change in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), with regard to both physical and transitional risks. These are explained specifically in the chapter '2.10. Energy and Climate Change'. In addition, the Appendix 2.13.10 contains the TCFD references.
2.9.4. Environmental management
GRI 103, 102-11, 102-29
Environmental Management System (EMS) ISO 14001 is the model that we chose to ensure the protection of the environment. In 2020 we continued to have 100% of our operators certified under the requirements of the standard (Venezuela is out of the scope).
We have a set of global standards that incorporate the life cycle perspective. We also incorporate the life cycle perspective into the various aspects of our value chain and we pay particular attention to involving our partners in environmental management.
Having a certified EMS enables us to ensure that we successfully control and comply with the environmental legislation applicable to each operation and it is the preventive model of compliance is associated with the Company's overall compliance process. We were not subject to any significant environmental penalties in 2020.
In addition, we maintained the Energy Management Systems (ISO 50001) certification for our operations in Spain and Germany and are working to expand it to other operations, such as Brazil (the EcoBerrini headquarters has already been certified).
2.9.4.1. Responsible network and biodiversity
With the goal of providing top quality service while at the same time promoting care for the environment, we adequately monitor the environmental risks and impacts related to managing the network throughout its life cycle. In 2020 we invested around 24 million euros towards this goal (similar to the investment in 2019).
The main environmental aspects of the network are energy consumption and waste generation, although we manage all these aspects through our EMS, such as noise and water consumption.
An example of the responsible management of the network is the fact that 98% of our waste was recycled in 2020.
In order to minimise the impact of network deployment we implement best practices, such as noise insulation measures when necessary and the sharing of infrastructures. Therefore, whenever possible during installation of our facilities we share space with other operators. This makes it possible to keep the occupation of land, the visual impact, energy consumption and waste generation to a minimum.

RESPONSIBLE NETWORK LIFE CYCLE
PLANNING AND CONSTRUCTION
Environmental licences and permits	5,334
Visual impact reduction measures	484
Base stations with renewable energy	436
OPERATION AND MAINTENANCE
Energy efficiency projects	173
Renewable energy (%)	87.5
Emissions (scopes 1+2) (tCO2eq)	743,366
No. of measurements of electromagnetic fields	48,956
Energy consumption by traffic (MWh/PB)	78
DISMANTLING
Network equipment reused	855
Hazardous waste (t)	4,872
Total waste recycled (%)	98%

With regard to biodiversity, the impact of our facilities is limited, although we conduct environmental impact studies and implement corrective measures when necessary, such as in protected areas.
In order to analyse the impact of the Group's infrastructure on biodiversity in more detail, a Geographic Information System (GIS) was used to put together the area occupied by each type of infrastructure and different layers of information about protected spaces and species obtained from renowned international organisations, such as the International Union for Conservation of Nature (IUCN). This information has enabled us to establish the quality of the habitats in which some type of the Company's infrastructure is present (classifying them into five levels, from very low to very high) and assess the potential impact on biodiversity (destruction of vegetation or habitat disturbance in the area of influence, such as fragmentation, alteration or introduction of invasive species). As a result, it has been observed that practically all facilities are in low or very low value habitats, and none are in habitats with a very high value; therefore, the potential impact on biodiversity is very limited.

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2.9.5. MILESTONES 2020 AND CHALLENGES 2021

> Milestones 2020:

Our main achievements in 2020:
•We issued our second Green Bond, amounting to 500 million euros.
•We announced net-zero targets, going further than the Paris Agreement. We will reduce emissions in line with the 1.5ºC scenario and will neutralise residual emissions.
•100% certified company under ISO standard 14001:2015.
•We consumed 100% renewable electricity in Europe, Brazil and Peru.
•We reduced our carbon emissions by 61.1% compared to 2015 (scopes 1+2) and those of our value chain (scope 3) by 26.8% compared to 2016.
•With our services we avoided 9.5 million tCO2, three times more than the previous year thanks to the high penetration of digitalisation during the COVID-19 crisis.
•We reduced our energy consumption per traffic unit by 80.9% compared to 2015.
•We received the maximum “A” classification from CDP with regard to climate change for the seventh year in a row.
•We recycled 98% of our waste.

> Challenges 2021:

The most significant challenges we face for 2021:
•To avoid 5 million tonnes of CO2 for our customers by 2025.
•To reduce our CO2 emissions (Scopes 1+2) by 70% by 2025, and by 90% in our main markets.
•To reduce CO2 emissions in our value chain by 39% by 2025 compared to 2016 (Scope 3).
•To continue to consume 100% renewable electricity in our main markets and reaching 100% at global level as well by 2030.
•To continue to move towards becoming a zero-waste company through ecodesign, re-use and recycling.

2.9.6. MAIN INDICATORS
GRI 301-3, 302-3, 303-5, 305-1, 305-2, 305-3, 305-4, 306-2
The evolution of our environmental performance over the past six years is reflected in the following summary of indicators. All the historical data have the same organisational scope as those of 2020:

Environmental performance	2015	2016	2017	2018	2019	2020	2015-2020
Total waste generated (t)	26,666	23,421	26,571	26,128	41,717	46,912	75.9%
Total waste generated - hazardous (t)	2,796	2,934	2,828	2,470	2,829	4,872	74.2%
Total waste generated - non hazardous (t)	23,870	20,487	23,743	23,658	38,888	42,040	76.1%
Waste Recycled (%)	97	97	97	97	98	98
Equipment reused (t)	347	1,235	1,245	2,220	1,933	1,913	451.3%
Water consumption (ML)	3,890	3,709	3,685	4,019	3,268	2,785	-28.4%
Total energy consumption (MWh)	7,031,436	6,865,919	6,901,216	6,991,253	6,958,516	6,863,728	-2.4%
Electricity + self-generation (MWh)	6,612,778	6,391,248	6,461,695	6,543,895	6,574,002	6,548,152	-1.0%
Electricity from renewable sources (%)	20.8	46.8	47.9	59.2	81.6	87.5
Total traffic managed per annum (PB)	17,205	25,662	35,614	47,320	60,406	87,770	410.1%
Energy efficiency (MWh/PB)	409	268	194	148	115	78	-80.9%
Scope 1 emissions (tCO2e)	297,042	291,787	295,622	252,937	237,620	212,682	-28.4%
Scope 2 emissions (based on market method) (tCO2e)	1,615,146	1,153,046	1,059,796	923,719	725,326	530,684	-67.1%
Emissions Scope 1 and 2 (tCO2e)	1,912,188	1,444,833	1,355,418	1,176,656	962,946	743,366	-61.1%
Scope 3 emissions (tCO2e)		2,606,625	2,460,656	2,296,042	2,124,279	1,909,321	-26.8%
Emissions avoided thanks to renewable energy consumption (tCO2e)	514,405	869,742	778,878	987,226	1,009,853	911,070	77.1%
Intensity of emissions (scope 1+2/income) (tCO2e/M€)	34.82	27.77	26.06	24.30	19.89	17.26	-50.4%

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2.10. Energy and Climate Change GRI 103, 102-11

KEY POINTS

Managing climate change is part of our business strategy and we follow the recommendations of the Task Force on Climate-Related Financial Disclosures.
We are committed to achieving net zero emissions in our main markets by 2025, and in our value chain by 2040. Our emissions are 61.1%% lower than in 2015.
Digititalisation is essential for decarbonising other sectors. In 2020 we avoided 9.5 million tCO2 for our customers thanks to the high penetration of digitisation during the COVID-19 crisis.

The intensive use of energy in the current economic model is one of the main causes of climate change. Energy is also an essential resource in developing our business. Due to this link, we have created a strategy that includes managing energy and climate change.
Climate change is one of the major challenges we face, as its impact is increasingly evident in society, the economy and the environment. Scientists have shown us that this decade is key, and we have to cut emissions by half and achieve net zero by 2050 at a global level. Organisations like the World Economic Forum identify climate change as one of the major risk factors for the world's economy and the investment world is increasingly aware of the need to focus on sustainable investments that are transparent about the climate risks and do well in a decarbonised economy.
Our energy and climate change strategy, aligned with the business strategy, enables us to cover every aspect of this global phenomenon; we take on mitigation, leverage opportunities and adapt by managing the risks.
We implemented the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) to meet the demands of our main stakeholders and the transparency required in this area. The TCFD reference information can be seen in the point 2.13.10. on the Appendix Chapter.
Our sector is demonstrating that it is increasingly important for the decarbonised economy, and Telefónica is committed to preventing the digitaliisation process from leading to an increase in CO2 emissions.

In 2020, for the seventh consecutive year, we were given the highest “A” rating by the CDP with regard to climate change. The A List includes companies that meet the top criteria in terms of strategy, targets and actions related to the risks and opportunities of climate change. Our efforts to reduce emissions in our supply chain were also acknowledged as we received an "A" rating in the Supplier Engagement Rating (SER) 2020 from the CDP.

We can identify opportunities in a low carbon economy for both internal energy management and business growth, by selling products that reduce our customers’ carbon emissions
2.10.1. Climate change governance
The energy and climate change strategy is part of the Responsible Business Plan, headed by the Board of Directors. The Sustainability and Quality Committee of the Board of Directors supervises the implementation of the strategy, revises the risks related to climate change and monitors the climate goals. This Committee meets monthly.
The Global Energy Efficiency and Climate Change Office is in charge of implementing the strategy. It comprises global areas like Operations, the Environment and Procurement, and has been operational for over 10 years.

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In addition, a percentage of the variable remuneration of all our employees, including the Management Committee, is linked to fulfilment of the annual CO2 emissions reduction goals, in line with the medium and long-term goals.

11th Telefónica Global Energy and Climate Change Workshop
In 2020 we held the 11th edition of the annual meeting between our energy transformation leaders and the main collaborating companies in this area. The event was held virtually and brought together more than 1,000 people. The aim, once again, was to take advantage of the current opportunities in this field and foster innovation to reduce energy consumption and our carbon footprint globally. In addition, the Telefónica Energy Efficiency and Climate Change Awards were presented during the course of the event.

2.10.2. Energy and climate change strategy: Moving towards net zero

Our energy and climate change strategy centres on mitigating our impact, leveraging opportunities and adapting ourselves by managing climate risks.
At Telefónica, we are committed to reducing our own carbon footprint, and, more significantly, we deliver solutions to reduce our customers’ emissions.
Given its transversal and global nature, climate change has been integrated into the management of the core aspects of the Company, such as governance, strategy, risks and targets.
We have ambitious targets and plans for transforming the Company to achieve them. The main ones are:
•More efficient transformation of our telecommunications networks
•The Renewable Energy Plan
•The incorporation of carbon pricing
•The emission neutralisation strategy
•A portfolio of products with environmental benefits

2.10.2.1. Emission neutralisation strategy
The Science-Based Targets initiative (SBTi) has defined the concept of "net zero emissions" as achieving a balance between the amount of emissions released by a company and those it removes or eliminates from the atmosphere.
The commitment to achieving net zero emissions, according to this organisation, includes two premises:
•Reducing our CO2 emissions in line with the 1.5 ºC scenario of the Paris Agreement.
•Neutralising remaining emissions through capturing or permanently absorbing an equivalent amount of CO2 from the atmosphere through carbon credits.
At Telefónica we subscribe to this definition and we are committed to reducing the emissions of our entire value chain in line with the 1.5 ºC scenario and to neutralising the remainder by purchasing CO2 absorption carbon credits, preferably through nature-based solutions.
Carbon credits
The carbon credits we rely on to neutralise emissions must meet a number of criteria that we have established internally:
•Carbon sequestration projects (permanent fixing of CO2 from the atmosphere) should preferably use nature-based solutions.
•There should be a demonstration of additionality.
•There should be a demonstration of permanent impact.
•There should be alignment with social and environmental co-benefits, in line with the Sustainable Development Goals contributed to by Telefónica.
•There should be use of reputable standards.
•There should be verification by an accredited third party.
•It should preferably have territorial anchorage with regard to the geographical regions in which Telefónica is present.
Our operation in Brazil was the first to compensate 100% of its remaining emissions in 2020 through carbon credits (not neutralising). The projects that generate these credits are backed by reputable certificates and support local projects for both conserving ecosystems and fostering renewable energy. Brazil will move towards carbon neutrality over the next few years with projects that meet the aforementioned conditions.

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2.10.2.2. Carbon pricing
Deriving from our commitment to achieving net zero emissions, we use carbon pricing related to the price of the carbon credits purchased in each region, which helps us to make investment and equipment purchase decisions so as to move towards being a net_zero emissions company.
In addition, when purchasing energy-intensive equipment, we apply the Total Cost of Ownership (TCO). This enables us to bear in mind not just the purchase price but also the price of the energy consumed during the equipment's useful life, which helps us to acquire the most efficient equipment and therefore equipment with lower associated carbon emissions.
2.10.3. Risks and opportunities of climate change
Our global risk management model enables us to specifically analyse exposure to the potential risks and opportunities of climate change. We perform the analysis under different scenarios of CO2 concentration in the atmosphere and different time scales, in accordance with the TCFD’s recommendations.
This analysis enables us to incorporate climate change into long-term business decisions, minimising risks and maximising opportunities for our business.
2.10.3.1. Risks
Climate change is one of the basic risks in the Company's Risk Management Model.

Go to the Chapter on Risk management and control model

We analyse our business’s exposure to physical risks and also risks arising from the transitioning to a decarbonised economy.
To this end, we analyse the probability and impact of two CO2 concentration scenarios, the Representative Concentration Pathway (RCP) 2.6 and 8.5, and on several medium-term and long-term time scales.
With regard to physical risks, we study the consequences that gradual changes to the climate (temperature, rainfall, sea level) and extreme climate events can have on our infrastructures and operations.
Regarding the global transition to a decarbonised economy, we consider the risks that can arise from changes in regulation, technological innovation, and those associated to changes in current markets or reputational aspects.
The results of this scenario analysis indicate that in the RCP2.6 scenario the risks, and particularly the most significant opportunities that would affect our business, relate to the transition – for example, due to the tightening of the measures that would be needed to limit GHG emissions. Given the characteristics of Telefónica's business and our ambitious climate strategy, this scenario would above all mean significant opportunities for our business, mainly associated with growth in our customers' needs for digital solutions to decarbonise their activities.

Go to the Chapter on Digitalisation and Eco Smart Services

By contrast, in the RCP8.5 scenario the major risks would be those associated with climate variables, whether temporary (increase in extreme weather events) or chronic (increase in temperature, variation in rainfall). In this scenario, the risk associated with the increase in the temperature would entail a greater financial impact for Telefónica, as it could generate a significant increase in the power consumed by our network in order to prevent equipment breakdowns which would impair the service. In addition, this could be aggravated by the possible increase in the cost of energy mainly in countries which rely on hydropower in the event of episodes of drought.
In order to manage these risks, we have lines of work that help increase our resilience to climate change. Thus, our strategy includes measures to adapt to both the physical changes and the changes arising from a low carbon economy. The main measures are the business continuity plans for climate disasters and the energy efficiency and renewable energy plans, which enable us to reduce power consumption, fossil fuel consumption and greenhouse gas emissions, and ready us for all the risks of transition: regulatory, technological, market and reputational risks.

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Climate change risks
Transition				Physical

Regulatory	Technological	Market	Reputational	Chronic	Temporary
Increase in the price of certain products and services as a result of taxes or levies on sectors on which we are dependent (energy, transport, etc.).	Need for early withdrawal of assets linked to HVAC or for energy to transition to clean energy.	Increased energy OpEx, for example, in countries dependent on hydropower.	More information on this subject from major stakeholders (investors, analysts, customers, etc.).	Higher temperatures could entail greater cooling needs.	More extreme weather extreme events would increase the business continuity risk.
The physical risks have been analysed in detail in a climate vulnerability study.

Climate change opportunities

Resource efficiency	Eco Smart products and services	Energy sources	Resilience
Through our Energy Efficiency Plan we are optimising our operating and network costs.	Our connectivity and digitalisation solutions are key for decarbonising other sectors and will allow us to access new business opportunities.	Our Renewable Energy Plan enables us to reduce carbon emissions and the energy costs of our network.	Our adaptation strategy allows us to incorporate risks and opportunities into the Company's strategy, influencing our investment decisions, modernisation and network deployment.
2.10.3.2. Risks
In a low-carbon economy, Telefónica has considerable opportunities for both internal energy management and business growth, through selling products that reduce our customers carbon emissions.
The internal opportunities include the Renewable Energy Plan and the Energy Efficiency Plan, which enable us to reduce the Company's operating costs.

Among the external opportunities, we see an opportunity for business growth, for example, through the Eco Smart services, which are necessary for transitioning to the decarbonisation of many sectors of the economy.

Go to the Chapter on Digitalisation and Eco Smart Services

2.10.4. Energy and climate change targets
In 2020, in view of the urgent need to reduce CO2 emissions and given the need identified by the scientific world to increase ambition, we announced new energy and climate change targets for 2025, 2030 and 2040, aligned with the 1.5ºC scenario of the Paris Agreement and validated by the Science-Based Targets initiative (SBTi).

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Energy and climate change targets
Beyond the Paris Agreement

	Net zero emissions		2025: Four main operators 2040: Value chain and HispAm

Renewable energy	Energy efficiency	Emission reduction	Value chain	Neutralisation

Renewable energy since 2019 HispAm 2030	MWh/PB 2025 Consumption of energy per traffic unit	2025 Scopes 1+2 With HispAm -70%	2025 Scope 3	Residual emissions
•Certificates of guarantee of origin. •Long-term purchase agreements (PPAs). •Self-generation.	•Transformation of the network and shutting down legacy. •Power saving features (PSF). •Modernisation of HVAC and power equipment. •Lighting.	•Incorporation of carbon pricing. •Low carbon purchasing. •Checking of fugitive emissions and new refrigerant gases.	•Supplier emissions reduction programme. •Efficiency in customer devices.	•Nature-based projects. •With social and biodiversity benefits. •Under reputable standards.

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These targets help us to leverage decarbonisation opportunities, to be more competitive and to offer our customers an ever-cleaner network. We managed to reduce our carbon emissions whilst controlling operating costs through energy efficiency and the use of renewable energy.
The new targets aim to reduce our emissions in line with the 1.5ºC scenario and neutralise residual emissions through nature-based projects. They also include our entire value chain.
Our targets for the period 2015-2025/2040 are:
•To reduce our Scope 1+2 emissions by 90% by 2025 in our main markets, and by 70% globally.
•To have net zero emissions by 2025 in our main markets, taking into account Scopes 1+2, and neutralise residual emissions (2040 for HispAm and the value chain).
•To reduce CO2 emissions in our value chain by 39% by 2025 and achieve net zero emissions by 2040.
•More energy efficiency: To reduce energy consumption per traffic unit (MWh/PB) by 90% in 2025 compared to 2015.
•More renewable energy: To continue using 100% of electricity from renewable sources in our main markets, promoting development through long-term contracts and self-generation (HispAm 100% renewable by 2030).
•To help our customers reduce emissions by 5 million tonnes of CO2 per year through connectivity and our Eco Smart services in our four main markets.
In 2020, total energy consumption per traffic dropped by 80.9% compared to 2015. This was achieved by focusing on energy efficiency and our network transformation process. In addition, our electricity came entirely from renewable sources in Europe, Brazil and Peru (87.5% at a global level).
All of this led to a 61.1% reduction in our Scope 1+2 emissions in 2020 compared to 2015. In addition, our Scope 3 emissions fell by 26.8% compared to 2016.

Performance 2020 - Global
KPI	2025 target	Value base year		Value 2020		Evolution
Energy consumption pertraffic	-90%	408.7	MWh/PB	78.2	MWh/PB	-80.9%
GHG emissions (Scopes 1+2)	-70%	1.91	MtCO2	0.74	MtCO2	-61.1%
Scope 3 Emissions	-39%	2.61	MtCO2	1.91	MtCO2	-26.8
% Renewable electricity consumption	85%	20.8%		87.5%

Performance 2020 - Four main markets
KPI	2025 target	Value base year		Value 2020		Evolution
Energy consumption per traffic	-90%	366.1	MWh/PB	79.1	MWh/PB	-78.4
GHG emissions (Scopes 1+2)	-90%	1.1	MtCO2	0.25	MtCO2	-78.1%
Scope 3 Emissions	-39%	1.53	MtCO2	1.13	MtCO2	-25.9%
% renewable electricity consumption	100%	30,1%		100%

2.10.5. Energy in detail
GRI 302-1, 302-2, 302-3, 302-4, 305-5
Energy is an essential resource for our business. Of our energy consumption, 96% comes from operating our telecommunications network. Since 2015, we have managed to stabilise energy consumption, reducing it by 2.4% despite the fact that the traffic managed by our networks has increased more than 5.1 times.

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Electricity consumption
Consumption per installation
Total consumption: 6,548 GWh

Consumption by country
Total consumption 6,548 GWh

Our electricity consumption has decreased by 1% since 2015, while data traffic through our networks has increased more than 5-fold

Telefónica's decarbonisation

In 2020, energy consumption was 6,863,728 MWh, of which 96% was electricity and 4% was fuel, with Spain and Brazil being the most significant countries in this respect.

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ENERGY	2015	2016	2017	2018	2019	2020
Total energy consumption (MWh)	7,031,436	6,865,919	6,901,216	6,991,253	6,958,516	6,863,728
Electricity consumption + self-generation (MWh)	6,612,778	6,391,248	6,461,695	6,543,895	6,574,002	6,548,152
Fuel and district heating (MWh)	418,658	474,670	439,521	447,358	384,514	315,576
Electricity from renewable sources (%)	20.8	46.8	47.9	59.2	81.6	87.5
Total annual traffic managed (Petabytes)	17,205	25,662	35,614	47,320	60,406	87,770
2.10.5.1. Energy efficiency
To optimise the power consumption of our network, in 2010 we compiled the Energy Efficiency Plan. Since then, we have rolled out 1,036 projects; these have generated savings of more than 772 million euros and 6,678 GWh, with 2,049,590 tCO2eq avoided, thanks to the Global Energy Centre, which was created in 2015 to accelerate efficiency, with managers responsible for encouraging energy efficiency projects in each country.
In 2020 we undertook 173 initiatives in our networks and offices, thanks to which we saved 192GWh (692,507GJ) and avoided the emission of over 43,727 tCO2eq.
The global initiatives include modernising our network to increase its efficiency, for example by replacing copper with fibre optic; power plants and HVAC equipment renovation projects; using free cooling to cool with air directly from outside; shutting down legacy networks; implementing power saving features in the access network; and reducing fuel consumption by implementing hybrid stations with photovoltaic solar energy.
Energy saving in energy efficiency projects

TOTAL 192.4 GWh
This effort is reflected in an 80.9% improvement in our energy consumption to traffic ratio compared to 2015. In 2020 we transmitted 87,770 PB through our networks and continued on the path to decoupling the growth of our services from energy consumption. In 2020 we also presented the results of a real measurement study which showed that 5G technology is up to 90% more efficient than 4G in terms of energy consumption per traffic unit (W/Mbps). The study was carried out on the access network for the 5G NSA pilot projects deployed in Brazil (São Paulo and Río) and Spain (Segovia), and at the 5G NSA sites already installed in Germany (Berlin and Munich), where a team of experts has measured the energy consumption of 5G using equipment from the main suppliers of the industry in various traffic and network configuration scenarios. In addition, the activation of new energy saving functionalities for 5G, also known as power savings features (PSF), showed us a potential saving of between 20% and 30% of consumption in low-traffic periods.
We also implemented a disruptive model in Colombia, using the Battery as a Service (BaaS) model, which enables us to reduce fuel consumption and pay with the savings achieved. This project will enable us to increase the autonomy of the batteries at 170 sites and will reduce diesel consumption by more than 70%. This means a saving of nearly 500,000 litres of diesel a year, reduced maintenance costs and greater availability for customers.
Renewable Energy Plan
To reach the point of decarbonisation of the Company, not only do we need maximum efficiency in energy usage but we also need the energy to come from renewable sources.

To do this, Telefónica has a Renewable Energy Plan, whereby 100% of our electricity in Europe, Brazil and Peru and 87.5% worldwide comes from zero emissions sources. Our goal is to go further than 100% in our main markets, and achieve 100% in HispAm in 2030 or even before. By "further than 100%", we are referring to our endeavours to contribute to increasing the renewable energy mix in the countries in which we operate, through self-generation or by fostering the construction of new parks, facilitated by our medium- and long-term consumption commitments.

Similarly, switching to clean energy also reduces our operating costs and makes us less dependent on fluctuations in fossil fuel prices. Our Renewable Energy Plan projects a potential savings of around 25% on energy OpEx by 2030.

The Plan includes all types of solutions —self-generation, the purchasing of renewable energy with a guarantee of origin

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and long-term agreements (Power Purchase Agreements - PPA)— and prioritises non-conventional renewable energy sources.

In 2020, we continued our ambitious distributed generation project in Brazil; this will enable new renewable energy plants to be built throughout the country, covering 42% of our electrical consumption and thus reducing dependence on iREC guarantees of origin.

Thanks to the extension of guarantee of origin programmes in Latin America, countries such as Colombia, Chile and Peru managed to certify 61%, 29% and 100% respectively of their electricity consumption, contributing to achieving 87.5% of renewable-origin electricity globally.

In addition, in Spain we managed to sign the first long-term renewable energy purchase agreement (wind power) to supply 100 GWh of clean energy per year for 10 years, and offering traceability through blockchain, thus making it possible to substantiate the renewable origin of the energy produced transparently and in real time.

As regards self-generation, we gradually increased the base stations of the mobile network that run on renewable energy, up to 436. This also allows us to avoid using fuel-powered generators in isolated base stations, thus achieving a reduction in fuel consumption of between 70% and 100%. It is important to highlight the role that each country's regulations can play in fostering these types of facilities.

In Spain, we have implemented photovoltaic electrical energy self-generation systems in several buildings, where solar production is used for self-supply (without excess being sent to the grid) under two models, the first with our own CapEx and the second under a service model where we pay for the electricity generated at a lower rate than the market rate, obtaining OpEx savings.
In 2020, a total of 4,918 GWh of our consumption came from renewable energy. This enabled us to avoid the emission of around 911,070 tonnes of CO2, which demonstrates that renewable energies are key to achieving the decarbonisation of our activity and reducing our carbon footprint in absolute terms.

100% of the power consumed in Europe, Brazil and Peru comes from renewable sources, 87.5% at global level

2.10.6. CO2 emissions in detail
GRI 305-1, 305-2, 305-3, 305-4, 305-5
We calculate and reduce our carbon footprint every year, including direct emissions (Scope 1), indirect emissions from electricity consumption (Scope 2) and other indirect emissions related to our value chain (Scope 3). Our calculation method is based on the GHG Protocol and the ISO 14,064 standard.
Our targets for 2025 are to reduce Scope 1+2 emissions by 90% in our main markets (70% globally), reduce Scope 3 emissions by 39% and, finally, to achieve net zero emissions by 2040, (2025 for our main markets and our own operations)

.

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Emissions
EMISSIONS	Unit	2015	2016	2017	2018	2019	2020	Evolution 2015-2019
Scope 1	tCO2e	297,042	291,787	295,622	252,937	237,620	212,682	-28.4%
Scope 2 (based on market method)	tCO2e	1,615,146	1,153,046	1,059,796	923,719	725,326	530,684	-67.1%
Scope 1+2	tCO2e	1,912,188	1,444,833	1,355,418	1,176,656	962,946	743,366	-61.1%
Emissions offsets (1)	tCO2e	_	_	_	_	_	78,101	NA
Net emissions (2)	tCO2e	1,912,188	1,444,833	1,355,418	1,176,656	962,946	665,265	NA
Scope 3	tCO2e		2,606,625	2,460,656	2,296,042	2,124,279	1,909,321	-26.8%
Emissions avoided due to renewable energy consumption	tCO2e	514,405	869,742	778,878	987,226	1,009,853	911,070	77.1%
Intensity of emissions (Scope 1+2/income in million euros)	tCO2e / € million	34.82	27.77	26.06	24.30	19.89	17.26	-50.4%
(1) Emissions offset by purchase of carbon credits in certified projects. (2) Net emissions after offsetting through purchase of carbon credits [Scope 1 + 2(market) - Emissions offsets].
2.10.6.1. Scope 1
Our Scope 1 emissions come from two main sources: fuel consumption and fugitive emissions of refrigerant gases from air conditioning units. We reduce these through different initiatives, such as replacing fuel-powered generators with renewable self-generation and cooling units with free cooling or with other units whose refrigerant gases have lower warming potential. Through these measures we have reduced emissions of this Scope by 28.4% compared to 2015, which represents a reduction of 84,359 tonnes of CO2eq emissions in 5 years.
2.10.6.2. Scope 2
Scope 2 emissions, from power consumption, are the most significant in our business. The actions we carry out to reduce them are based on implementing energy efficiency projects and on transitioning to a greater proportion of renewable electricity. Through these actions, in 2020 we reduced our Scope 2 emissions by 67.1% compared to 2015, which represents a reduction of 1,084,462 tonnes of CO2eq in 5 years.

Without our Renewable Energy Plan, Telefónica’s emissions would have more than doubled
2.10.6.3. Scope 3
The main Scope 3 emissions of our value chain come from the categories related to purchases from our supply chain, and usage of the products and services we sell to our customers. In 2020, these emissions amounted to 1,909,321 tCO2eq, 26.8% less than in 2016.
56% comes from our supply chain due to purchases of products and services and acquisitions of capital goods.

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To take specific action in reducing our Scope 3 emissions, we validated our target with the SBTi, which involved screening all the Scope 3 categories according to GHG Protocol methodology, and found that the most significant (56%) is our supply chain (categories 1 and 2). Categories with a contribution of under 5% to the total emissions of our value chain are not considered relevant.
Reducing the emissions of our value chain
With the goal of reducing our Scope 3 emissions, we have been working with our most important suppliers in terms of emissions for 2 years on the Supplier Engagement Programme. The suppliers who participate in this programme are selected on the basis of the following criteria:
•Percentage of their emissions
(contribution to our Scope 3).
•Degree of maturity in their handling of climate change.
•Strategic importance for Telefónica.
The aim of the programme is to gather information from our suppliers so as to understand the maturity level of their climate strategies and help them set more ambitious emissions reduction targets through specific webinars and recognition of the advances they have made.
In 2020, we invited more suppliers to participate in the programme and ran workshops with them to inspire them to take action. In addition, we developed a forum for best practices to foster innovation and the exchange of experiences.
The suppliers included in this programme represent 66% of the emissions from our supply chain and 37% of our total Scope 3 emissions.
Each new supplier defined targets relating to managing its footprint on different topics such as energy, emissions, transport, product (life-cycle analysis), carbon pricing and "100" initiatives. We continued to support suppliers which had already made this commitment in succeeding in their reduction projects and we also began joint collaboration projects in this area.
In 2020, we created a new sector-based working group as part of the Joint Audit Cooperation (JAC) initiative, in order, as a telecommunications sector, to drive climate action in our supply chain. We assessed the climate-related maturity of the strategic suppliers of the 17 companies who are part of the conglomerate and began working along several different lines in order to increase their level of ambition, as well as providing training in collaboration with CDP and GSMA for the major Chinese companies.

Another significant action in 2020 related to our commitment to working with the supply chain was to join the "1.5 ºC Supply Chain Leaders" initiative, which advocates reducing the emissions of the small and medium enterprises that are part of our value chain. This programme enables us to reinforce our role in the value chain and accelerate the decarbonisation of the global economy.
In addition, we are working to reduce emissions from the products and services we sell to our customers, mainly due to the electricity consumed by routers and television decoders in their homes. We are going to continue working on ecodesigns for these devices. Currently, our HGU (Home Gateway Unit) consumes 30% less energy than our earlier solutions.

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2.11. Circular Economy GRI 103, 102-11, 301-3, 303-5, 306-2

KEY POINTS

Our goal: to be a zero-waste company. We recycle 98% of our waste.

We promote the circular economy in the use of electronic devices through ecodesign, re-use and recycling, as we move towards the status of a zero-waste company. Since 2015, we have increased the re-use of equipment by more than 451%.

We encourage the circular economy by placing more value on the materials we remove during our network transformation process, so that they are re-introduced into the production model. Last year, these efforts led to revenues of over 131 million euros for Telefónica.

2.11.1. Strategy and lines of action
The circular economy is a different way of understanding the economy; it focuses on improving efficiency in the use of resources, reducing dependence on raw materials and mitigating climate change, while contributing economic value and growth. This concept not only revolutionises conventional paradigms but also provides challenges and opportunities for digitalisation, as it needs a hyperconnected society to achieve it.
We integrate this philosophy throughout the life cycle of our Company. We focus on optimising the consumption of resources and promoting the return of used goods to the production cycle; to achieve this, we mainly focus on our purchases, efficient management of the network and provision of customer services for this purpose.
We undertake to promote the circular economy in the use of electronic equipment through ecodesign, re-use and recycling, and we have set a main goal of moving towards being a zero-waste company.
Telefónica's principles for promoting the circular economy:
•Promoting the development of an enabling regulatory framework for the circular economy.
•Reducing waste generation and fostering reuse and recycling.
•Guaranteeing proper processing with controls on our supply chain.
•
•Offering our customers environmental information about their telephone purchases (ecorating) and alternatives for the disposal of their used devices.
•Promoting the best ecodesign by manufacturers.
In accordance with these principles, we implement actions to foster the circular economy in our internal eco-efficiency and in our relations with customers and suppliers. The principles are the following:

Lines of action
Internal eco-efficiency	Customers	Suppliers
Water	Ecodesign in products and services	Global Waste Management System (GReTel)
Paper
Single-use plastics	Repurchase and refurbishing of mobile phones	Eco-efficient purchasing
Reuse of electronic equipment
Waste	Ecorating

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2.11.2. Internal eco-efficiency GRI 301-2
We minimise the impact of our services and operations on the environment thanks to eco-efficient measures such as preventive maintenance of infrastructure, replacing equipment with alternative, low-consumption equipment and re-using equipment internally.

Due to its significance, energy consumption has its own specific Chapter (more information is available in the Chapter '2.10 Energy and Climate Change').
2.11.2.1. Water GRI 303-5
Our water consumption is mainly due to sanitary use and, to a lesser extent, its use in air conditioning. We adopt specific measures to achieve more efficient consumption, especially in areas where the water stress is greater and in accordance with local limitations and regulations.
In 2020, our overall consumption was 2,785 ML ( 2.8 Hm³), with water consumption in high-water-stress areas amounting to 750 ML, which means 27% of total water consumption for all areas.
Measures to reduce water consumption in high-water-stress areas
The series of measures set out by each country depending on its environmental characteristics, includes measures to

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reduce water consumption, specially in high-water-stress countries, such as Spain, Chile and Mexico. Thanks to these measures, we have reduced total water consumption in all areas by (15)% compared to the previous year and by (28)% since 2015.
The measures adopted at local level to reduce water consumption include the water treatment systems in cooling towers in Telefónica Chile; the commissioning of the greywater treatment plant for rainwater collection and re-
use; the installation of water-saving devices and sanitary sewage keys fitted with sensors to limit consumption in the Torre Telefónica building offices in Telefónica Mexico; and the sustainable water use plan implemented at our headquarters in Madrid, which enables water consumption to be reduced by using rainwater in the gardens and other water saving systems for sanitation. Additionally, in 2020 improvements were made to the infrastructure of the central lake in order to prevent water loss through leakage.

Water consumption by Telefónica vs. Water Stress

BR
UY
UK
AR
EC
CO
DE
VE
PE
CH
MX
ES
Low
<10%
Medium-Low
10-20%
2-3 Medium-High
20-40%
High
40-80%
0
1
2
3
4

Levels of water stress (0-Low, 4-High) according to the Aqueduct Baseline Water Stress Atlas, of the World Resources Institute.
https://www.wri.org/applications/aqueduct/country-rankings/

Water consumption in all areas (ML)
2018	2019	2020
4,019	3,268	2,785
Water consumption in high-water-stress areas (ML)
Water consumption in countries with high levels of water stress according to the Aqueduct Baseline Water Stress Atlas, from the World Resources Institute (Spain, Chile and Mexico).
2018	2019	2020
1,332	806	750
2.11.2.2. Paper
We have established guidelines to reduce the impact of paper consumption. Thanks to these, 79% of the paper that we consumed in our offices last year was of recycled or certified origin (FSC or PEFC).

Another example of eco-efficiency is the digitalisation of our customers' invoices. In 2020, 98 million customers chose paperless invoices. We therefore generated more than 912 million electronic invoices, which avoided the consumption of 4,562 tonnes of paper and the felling of approximately 77,546 trees.
2.11.2.3. Single-use plastics
Initiatives were implemented in every country to eliminate single-use plastics, from plastic bags in stores to single-use plastic cups and other plastic packaging in offices. At our headquarters alone (Distrito Telefónica, in Madrid), through the elimination of more than nine tonnes of single-use plastic from plastic cups at drinking fountains and in vending machines, and replacing coffee stirrers with compostable alternatives, we prevented the emission of 23,476 kgCO2, which is equivalent to the consumption of over 2 million smartphones.

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2.11.2.4. Re-use of electronic equipment GRI 301-3
Taking into account the waste hierarchy of waste in the circular economy, our main commitment is to prevent and reduce waste generation, mainly by supporting the re-use of used equipment, as the best waste is the one that is not produced. All this enables us to be more competitive, reduce our expenses and increase our revenue, whilst reducing our footprint on the environment and complying with the applicable legal regulations.
According to the United Nations, it is estimated that by 2040 carbon emissions from the production and use of electronic devices will represent 14% of total emissions. To reduce its impact, Telefónica extends the useful life of its devices by reusing them whenever possible and if they cannot be reused, the best option is to recycle them, because each device contains precious metals such as gold, copper and nickel, which can be used as resources in a new product. According to the International Telecommunication Union (ITU), there is 100 times more gold in a tonne of smartphones than in a tonne of gold ore.
Due to this, out of the total amount of electronic equipment collected in 2020, 74% went to be recycled and 25% was reused, while nearly 0.1% was incinerated or destined for landfill. Thanks to this measure, we were able to give new life to 4 million communication equipment units, thus preventing 3855 tonnes of CO2 from being emitted. Due to the COVID-19 situation, we collected less electronic equipment at our stores in 2020. However, since 2015, we have increased the re-use of equipment by 451%.
2.11.2.5. Waste GRI 306-2, 301-3
When re-use is not an option, recycling is the best alternative for the treatment of waste. Network infrastructure maintenance is our main generator of waste, along with the administrative activities that we carry out at our offices and, to a lesser extent, our commercial activities with our customers. In 2020 we generated 46,912 tonnes of waste and we managed to recycle 98% of this total.
About 89% of the waste we generate comes from our network transformation process, when we migrate from copper cables to fibre optics. In 2020, this transformation process was accelerated thanks to the Granada Plan for closing stations in Spain and the Vivo María do Carmo Project in Brazil, thus increasing the value of the waste reported by 12% in the last year. Of the total amount of waste, almost 77% was cable waste.
Cables cannot be reused but they can be retrieved and recycled. We are thus promoting the circular economy by giving value to the materials we remove so that they can be re-introduced into the production model. Thanks to these efforts, Telefónica generated revenues of over 131 million euros.

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Telefónica's waste
TELEFÓNICA'S WASTE	2018	2019	2020
Total waste generated (t) (this excludes re-use as it is not considered waste until its useful life has ended)	26,128	41,717	46,912
Non-hazardous waste (%)	91%	93%	90%
Hazardous waste (%)	9%	7%	10%
Processing prioritised according to the waste hierarchy principle
Equipment reused (t)	2,220	1,933	1,913
Waste recycled (t)	25,357	41,051	45,972
Waste to energy recovery (t)	22	34	18
Other treatments (t)	68	83	554
Waste sent to landfill and incineration (t)	681	550	368
Other treatments: These includes physical treatments, biological treatments, secure cells and intermediate treatments prior to recycling.
Waste: It excludes building and demolition waste as this is not hazardous waste and does not represent more than 5% of the total waste generated. Therefore, it is not considered to be material in the reporting.

	2018	2019	2020
Waste diverted from disposal. Includes recycling, reuse and other treatments
Total waste diverted from disposal (t)	27,645	43,066	48,439
Non-hazardous waste diverted from disposal (t)	25,267	40,350	43,628
Hazardous waste diverted from disposal (t)	2,378	2,716	4,811
Waste directed to disposal. Includes energy recovery, incineration and landfill
Total waste directed to disposal (t)	703	584	386
Non-hazardous waste directed to disposal (t)	611	471	324
Hazardous waste directed to disposal (t)	93	113	61
Other treatments: These includes physical treatments, biological treatments, secure cells and intermediate treatments prior to recycling.
Waste: It excludes building and demolition waste as this is not hazardous waste and does not represent more than 5% of the total waste generated. Therefore, it is not considered to be material in the reporting.

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Breakdown of waste by type and disposal method
	2018	2019	2020
Non-hazardous waste (NHW)
Total NHW produced (t)	23,658	38,888	42,040
NHW recycled (t)	23,012	38,352	41,213
NHW energy recovery (t)	—	31	1
Other NHW treatments (t)	35	65	502
NHW landfill and incineration (t)	611	440	323
Hazardous waste (HW)
Total HW produced (t)	2,470	2,829	4,872
HW recycled (t)	2,345	2,698	4,758
HW energy recovery (t)	22	3	17
Other HW treatments (t)	33	18	53
HW landfill and incineration (t)	71	110	45
Other treatments: These includes physical treatments, biological treatments, secure cells and intermediate treatments prior to recycling.
Waste: It excludes building and demolition waste as this is not hazardous waste and does not represent more than 5% of the total waste generated. Therefore, it is not considered to be material in the reporting.

2.11.3. Customers
One of the Sustainable Development Goals we would like to emphasise is the development of a sustainable consumption and production model. We are therefore developing new products and initiatives that our customers can use to reduce their environmental impact and join the challenge of the circular economy.
2.11.3.1. Ecodesign in products and services
Ecodesign criteria help us to reduce the use of raw materials in manufacture, reduce the energy consumption of the product and avoid emissions. The main projects we are undertaking in this respect are the following:
•Smart Wifi Router: Thanks to the integration of equipment and a reduction in components, our Smart WiFi Router weighs 40% less than a conventional router due to its using less plastic, metals and other elements. In this way, we reduce the emissions associated with the extraction of these materials by reducing its consumption. Another way to reduce the emissions associated with our routers is by improving, by design, the device's energy efficiency during use. Thanks to this, our HGU (Home Gateway Unit) uses 30% less energy, thus reducing the carbon emissions produced by our customers (Scope 3).
•Half SIM Card: We have cut by half the amount of plastic used to manufacture SIM cards. In 2020, this measure averted the manufacture and consumption of 121 tonnes of plastic, signifying savings of 413 tonnes of CO2. It also represents an improvement in the efficiency of the logistics process, as it reduces the volume of the containers used for their transportation and storage. The
Half SIM Card format has already been implemented at eight of our operations and is consolidating its position as the main SIM card format in the Group.
•Sustainability applied to Responsibility by Design: We integrate ecodesign from the conception phase through to the development and the finalisation of products and services in order to reduce their impact on the planet during their entire life cycle. This integration is organised around three basic pillars: design, use and end of useful life. Thanks to this, we can incorporate criteria such as how repairable the hardware we offer is, sturdiness, energy efficiency, waste management and sustainability of materials from the very first phase of creating a product or service. (More information is available in the Responsibility section in the Chapter on Customers).

Go to the chapter on Clients

2.11.3.2. Repurchase and refurbishing of mobiles
With our policies to extend the useful life of communication equipment (both those devices belonging to customers and our own equipment), we have managed to reduce the consumption of resources and energy by avoiding the manufacture of new equipment. We offer our customers the option of repurchasing and refurbishing mobile phones.
Through this initiative, our customers can hand in their unused mobile devices to give them a second life or be recycled without damaging the environment. In 2020, thanks to these programmes we collected 209,388 mobile phones. Furthermore, we facilitated the reuse of mobile phones through the leasing or sale of used handsets in some of our markets, such as in the United Kingdom with the O2 Refresh programme.

Spain: An integral management service for repairing electronic devices (Zeleris):
In line with the Right to Repair of the European Green Deal, our company, Zeleris, launched a repair services for electronic devices under warranty and outside warranty for individuals and companies in Spain. This technical service offers a significant advantage and follows a comprehensive management model that encompasses initial contact with the customer through to collection of the device, repair and delivery. Thanks to this repair service, Zeleris helps its customers foster the circular economy in their homes and reduce waste generation by increasing the useful life of their connected devices, which have grown constantly in number in recent years.

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2.11.3.3. Ecorating
When purchasing a new telephone, our customers can consult the ecorating of the different handsets in the catalogue. This is a seal which rates the device's environmental sustainability level. The score is based on methodology that assesses the environmental impact of the life cycle of the devices, including indicators such as global warming, the use of raw materials and ease of recycling.
In 2020, we managed to obtain the ecorating seal for 86% of our portfolio, with an average score of 3.2. To date, we have provided information about the ecorating of our devices in 10 countries. This information serves to foster innovation and the implementation of the most favourable practices for the environment throughout the production cycle, and especially among our suppliers.
2.11.4. Suppliers in the circular economy GRI 308-2
We have integrated the philosophy of the circular economy into our relationship with our suppliers, who are essential allies in this transition. We focus on optimising the consumption of resources and stimulating the return of materials to the production cycle.
Furthermore, we are promoting the reduction of GHG emissions by our suppliers and we are working with them on this challenge (more information is available in the Scope 3 section of the Chapter '2.10.6. CO2 emissions in detail').
2.11.4.1. Global Waste Management System (GReTel)
The GReTel platform is a digital corporate tool that centralises, facilitates and simplifies the entire waste management operation in a single place, while improving traceability in management and identifying opportunities to foster the circular economy. Examples of this are recognising the best processing options available per territory and generating economic value through the sale of recoverable waste.
Thanks to the configuration of the platform, we enable our waste management providers to create reports with the necessary technical specifications for reporting to the local public authorities, as the tool adapts to the regulatory requirements where the waste is located.
2.11.4.2. Eco-efficient purchasing
We are aware of the opportunities available during the acquisition of products and services to minimise the impact that these could have on the environment. Therefore, within the framework of our Global Supply Chain Sustainability Policy, we have incorporated environmental and circular economy criteria such as the compulsory incorporation of preventive measures and life cycle analysis (LCA) when supplying Telefónica with products or services. One example of this is the inclusion of criteria regarding the elimination of single-use plastics in the packaging of products and services supplied to Telefónica United Kingdom.
Furthermore, in this area we have introduced guidelines for reducing the impact of refrigerant gases on our carbon footprint. For this purpose, the recharging of CFC or HCFC gases that deplete the ozone layer has been limited, ahead of the deadlines dictated by international agreements, giving preference to gases that have lower global warming potential.
To achieve our target of consuming 100% renewable electricity, the purchase of renewable energy plays a key role; it is implemented by means of the acquisition of renewable energy guarantees of origin and by signing long-term contracts (Power Purchase Agreements - PPA). More information is available in the Chapters '2.6. Suppliers' and '2.10. Energy and Climate Change'.

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2.12. Digitalisation and Eco Smart Services

KEY PIOINTS

Digitalisation will be crucial for decarbonising other sectors of the economy.
In 2020 we avoided 9.5 million tCO2 for our customers, three times more than the previous year, thanks to the high penetration of digitalisation during the COVID-19 crisis.
In 2020 we launched the Eco Smart seal, validated by AENOR, to encourage our customers to progress in their environmental challenges.
2.12.1. Strategy and objectives
COVID-19 has demonstrated the fragility of our society in the face of such global threats as climate change. This generates and fosters a large number of problems, many of which are of a similar magnitude to the coronavirus pandemic, or greater: extreme climate events, water scarcity, loss of biodiversity, health problems, climate-driven migrations, etc.
The experts and the latest scientific studies are of one mind: the best vaccine we have for the future is to protect nature.
Telecommunications are part of the solution to this challenge as they can help other companies to transform digitally and to carry on their activities more sustainably. For this reason, the latest data published by the World Economic Forum and the Exponential Roadmap indicate that digital technologies can help reduce worldwide emissions by between 15% and 35% in the next 10 years.

At Telefónica, we are committed to achieving a world in which technology contributes to protecting the planet

Due to this, after reducing the impact of our operations on the environment as much as possible, the second driver of our environmental strategy is to boost digitalisation and connectivity as key levers that help our customers to become more efficient and sustainable.

2.12.1.1. Objectives to help our customers to decarbonise their activities
Our digital and connectivity services —based on one of the most efficient and cleanest telecommunications networks in the sector— enable our customers to optimise their consumption of resources such as energy and water; they facilitate remote working; they improve traffic planning and air quality in cities; and they promote the circular economy.
In order to continue our progress in this strategy, we have increased our ambitions and set ourselves the target of helping our customers avoid the emission of 5 million tCO2 by 2025 through our products and services. This target was calculated on the basis of a return to normal. In a situation without COVID-19, our results for 2020 in our four main markets would have been 3 million tCO2.

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2.12.2. Eco Smart products and services
Our business strategy centres on the digital revolution, which is why we provide services based on connectivity, the Internet of Things (IoT), the Cloud and Big Data. Most of these are what we call Eco Smart solutions, as they promote the digital transformation of our customers and also generate significant environmental benefits in their production processes or daily activities, enabling them to carry on their business more efficiently and sustainably. For example, IoT services make it possible to enhance the efficiency of the use of resources such as energy and water; with Big Data we are helping to improve traffic planning and air quality; and with drone-based services and connectivity we can improve fire responses.
Telefónica launched the Eco Smart seal to identify the environmental benefits generated by our products and services following implementation. In this way, we help our customers to incorporate sustainability criteria into their purchasing decisions so that they can contribute to the transformation to a more sustainable society.
The environmental benefits that are generated by our services and represented by the seal have been externally validated by AENOR, thereby verifying that 52% of the services we provide to large, medium and small enterprises in Spain generate environmental benefits for these customers.

Telefónica Tech was created in 2019 to be the unit responsible for the Cloud, Cyber Security, and IoT and Big Data businesses in the B2B segment at the Telefónica Group. Its aim is to boost the development of these services to achieve even greater scale and integrate the main digital solutions that help our B2B customers progress towards a more digital and sustainable world.
2.12.2.1. Connectivity
We are committed to digitalisation as a tool for protecting the planet. Our networks form the basis of the connectivity and other digital solutions we offer our customers. This is why our sustainability strategy focuses on transforming them so that their capacity can always increase efficiently. This enables us to offer the best services with the least environmental impact.

Within this transformation, we have focused on fibre optics as a replacement for copper – a shift geared towards improving the capacities of our customers at a technological level and one that consumes 85% less energy as well. It is with this same vision that we are executing the transformation at the core of the communications network, making it more sustainable through two crucial tools: consumption of renewable energy and energy efficiency.

Thanks to this, we can offer one of the sector's most sustainable networks as a basis from which to expand the digital economy, thereby strengthening its benefits to the environment and assisting the transition to a decarbonised society

Based on this connectivity, we offer digital solutions as products. These include broadband, fibre, and Digital Work Place, Cloud, IOT and Big Data solutions.
2.12.2.2. Digital Work Place
Productivity and collaboration solutions allow people inside the organisation and outside it (customers, suppliers, etc.) to be able to connect and work remotely. Therefore, these solutions enable remote and flexible working, which generate considerable environmental benefits by reducing travel and cutting fuel consumption and office HVAC. All this translates into lower CO2 emissions and an easing of traffic on the roads, thereby helping to reduce air pollution in cities.
2.12.2.3. The Cloud
Companies are increasingly trusting in the Cloud to carry out an endless number of processes that help them become more agile, flexible and efficient. The Cloud offers them a place to safely integrate all their networks and services, provides instant access to critical information and greater control of their business, and increases the engagement among their employees.
We are committed to offering customers the solutions that best meet their needs and therefore we have a complete portfolio of global services —enhanced through worldwide agreements with the main hyperscalers, including AWS, Google and Microsoft Azure— which enables us to offer the service each company needs, wherever they need it.

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Our Cloud services use servers hosted in data centres that meet high energy efficiency standards. Medium PUE in our main Data Center was 1,7 in 2020. Due to this, the migration by companies to the Cloud translates into a significant reduction in carbon emissions in the area of information technology, promotes greater circularity, and fosters more sustainable products and services. It makes it possible to do more with less, which leads to an eco-friendlier balance and a greener planet.

2.12.2.4. Internet of Things (IoT), Big Data, artificial intelligence and blockchain
Technologies like IoT, Big Data, artificial intelligence and blockchain are essential to reactivating the economy, but not only for the recovery of companies and bodies; they also have a considerable impact on other aspects of daily life, which will enable the transformation of society towards a greener model.

By combining IoT with Big Data and artificial intelligence, the possibilities are infinite. All the connected objects and equipment emit data in real time: by linking them with our customers' mobility data and other external sources, the processed and analysed information makes it possible to

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generate great efficiencies in production processes, reduce consumption of raw materials, decrease wastage and even lengthen the useful life of equipment. All this can be seen in services like:
•Smart energy meters for our customers, such as in the case of Spain and the United Kingdom where Telefónica manages millions of connected gas, water and electricity meters.
•Solutions for smart cities, based on optimising lighting, use of parking spaces, and waste management and collections.
•Energy efficiency solutions, telemetry and remote management of energy consumption at the offices, factories or buildings of companies with many widely geographically dispersed sites, such as hotels, banks and supermarkets, among others.
•Agricultural management solutions such as Smart Agro, which enables innovation, digitalisation and analysis of data on such crops as coffee and cotton with the aim of optimising the use of resources.
•E-health solutions to facilitate remote health care through mobile devices and apps that enable the monitoring of patient symptoms, prevent unnecessary trips to healthcare centres and enablie early detection of problems that could lead to a hospital admissions.
•Solutions for the transport sector which help to optimise planning of transport systems and infrastructure planning through greater understanding of travellers, timetables and routes, thereby adapting plans to the real needs of travellers with maximum budgetary control and minimal environmental impact.
•Mobility solutions, such as our fleet management and asset tracking solutions.
•Solutions for retail through which our business customers can improve customer experience while understanding their business better and managing it more efficiently in every respect (for example, stock management and enhanced store layout).
•Solutions for Industry 4.0, in which private networks (5G or LTE) and associated solutions (for example, AGV, drones, predictive maintenance, asset control and operator safety) take the manufacturing and mining industries and management of ports and airports to a new level of operation, flexibility, productivity and efficiency.
In addition, the inclusion of the technological capacities of blockchain in many of the use cases mentioned above leads to improvements in traceability, transparency and security, enabling faster and more efficient forms of doing things. Example of this are its application in the areas of document management (for example, eliminating the use of paper when managing invoices, official certificates, contracts, and so on), and logistics (providing complete traceability of foods or medication, in manufacturing and throughout the supply chains of all types of goods, etc.), thus boosting the circular economy.
We also look for innovative ways of using the data to help develop society. Several projects have been rolled out in this area:
•Prediction and analysis of high granularity of the air pollution in cities: The use of Big Data on mobility data generated by the mobile network is proving to be an instrument with great potential and high complementarity with sensors that measure air quality and traffic. Artificial intelligence techniques even make it possible to predict future pollution levels. In this way, the authorities are provided with tools with which to prepare contingency plans. This project was implemented as a pilot in cities like Madrid (Spain). In 2020, in addition, a platform and tool were designed that are capable of measuring pollution caused by mobility through a portable measuring station in vehicles, which facilitates a much more precise diagnosis, at street level, of the most problematic pollution focal points.
•Using Big Data to reduce emissions in the livestock sector: Telefónica and the Food and Agriculture Organization of the United Nations (FAO) are working together on the "Climate-Smart Agriculture" project in Ecuador. The aim is to provide small- and medium-sized farmers with information and training on how to improve the sustainability of their crops.
2.12.3. Results 2020
Thanks to the efficiencies generated by the products and services we provide to our customers, the emissions avoided in 2020 exceeded 9.5 million tonnes of CO2. This figure is triple the figure of the emissions avoided the previous year, thanks to the high penetration of digitalisation during the COVID-19 crisis. The result for the four main markets: 8.1 million tCO2
The carbon saved is equivalent to planting a forest with 158 million trees and shows the capacity of new technologies to accelerate the transformation of the economy into a more sustainable model.

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This exponential increase in emissions avoided is due to the rise in the sale of our services offering environmental benefits, which was particularly accelerated by the COVID-19 health crisis that is affecting the entire world and has brought about lockdowns in most of the countries in which we operate.
Against this backdrop, connectivity and digital solutions were key to providing alternatives to a total paralysis of the economy, and enabling remote working at public administrations, companies and universities, and, of course, easing the life of citizens.
This meant that in 2020 the digitalisation of companies made a forward leap equivalent to three or four years. The numbers of people working from home increased exponentially during the months of the lockdown. The most recent studies on the subject reveal that this will be a long-lasting trend, as it is expected that the percentage of the population working remotely on a permanent basis, once the pandemic is over, will be between 20% and 30%, according to Global Workplace Analytics.

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2.13. Appendix

2.13.1. Telefónica's stakeholders
GRI 102-40, 102-42
Telefónica makes accessible and secure networks and services available to people and organisations so that they can express themselves, share, work collaboratively and enjoy... Based on the relationship model that brings us together, we distinguish seven key stakeholders:
1.Customers: Customers of all our brands, both residential and corporate, as well as all the agencies that represent our customers.
2.Employees: own employees, active and former employees, associations and unions representing workers' interests.
3.Strategic partners and suppliers: Key companies for the development and provision of our services, as well as supplier companies and bodies and associations representing supply chain interests.
4.Shareholders and analysts: Companies that invest in Telefónica and/or analyse its sustainable profitability.
5.Government entities and regulators: local, national and international organisations.
6.Opinion leaders, media and communication services: influencers, press, communication, brand and advertising agencies.
7.Society (includes communities, NGOs, sustainability organisations, business and advisory associations): Communities involved at local, national and regional level, as well as special groups, non-governmental organisations (NGOs), companies, think-tanks, business schools and universities.

2.13.2. Types of engagement and relations with our stakeholders GRI 102-43

TYPE	DESCRIPTION	OBJECTIVE	SAMPLE
Report / Publicise
Telefónica asks stakeholders their opinions to identify trends, evaluate impacts, ascertain risks and take decisions.
The main information flow is one way, but has often led to more detailed conversations.
		Keeping them promptly and regularly informed: newsletters, letters, bulletins, reports, presentations, speeches, videos, reports, interviews and open days...	Transparency.
Consultation	Telefónica asks stakeholders their opinions to identify trends, evaluate impacts, ascertain risks and take decisions.
	The main information flow is one way, but has often led to more detailed conversations.	Measure and evaluate: surveys, focus groups, assessments, public hearings, workshops, discussion forums and hot-lines.	Transparency and listening: it evaluates stakeholders’ comments and points of view.
Participation/Dialogue	A two-way and/or multi-party conversation in which stakeholders play a more important role in decision-making. The conclusions are implemented and/or referred up through the Company's hierarchy.	In-depth debate: Consultancy Board, established work groups, interviews, research and analysis.	Transparency. Listening. Collaboration. Debate on a common goal.
Collaborate	Collaboration between two or more parties in an area of mutual interest. The Company and its stakeholders establish synergies and reduce risks by combining resources and areas of expertise.	Active collaboration: Establishment of joint committees, joint ventures with stakeholders, alliances, collective bargaining.	Transparency. Listening. Commitment. Positive relations based on a common goal.
Empower/Engage	Stakeholders have a formal channel to influence the Group’s corporate governance and decision-making processes.	Sharing responsibilities: stakeholder representation on the Board of Directors, specific channel for reporting breaches of policy and existence of guarantees.	Effective engagement: sharing purpose and responsibilities.

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2.13.3 Materiality matrices - Vision by stakeholder GRI 102-44

Materiality matrix: Shareholders and analysts

Materiality matrix: Top Executives

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Materiality matrix: Employees

Materiality matrix: B2C Customers

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Materiality matrix: B2B Customers

Materiality matrix: Partners and Suppliers

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Materiality matrix: Regulator and Government

Materiality matrix: Society

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2.13.4 Material issues analysed GRI 103, 102-47

Customer relations	Customer experience	Have a service that is tailored to customers’ needs, offering good quality at an appropriate price.
Easy-to-understand invoices.
Have consultation channels in place to make customer service fast and easy.
Rapid, effective and satisfactory resolution of incidents.
Same service and attention in all channels (make arrangements, solve problems through any channel).
Fast networks, good coverage and sufficient bandwidth for the requirements of today’s society etc.).
Customer-friendly.
	Ethical and Sustainable Products and Services	Include ethical and responsible criteria in the development of products and services.
Ensure products and services help customers to increase their energy efficiency and sustainability.
Ensure that products and services are accessible to all (e.g. people with disabilities, the elderly).
Advertise responsibly and inclusively.
	Cybersecurity, privacy and personal data protection	Cyber-security and personal data protection (create a secure digital environment, put in place strategies to minimise and manage risks).
Guarantee the privacy and proper use of customers’ data in a digital environment.
Human capital management	Appropriate talent management	Develop employees to adapt to the new digital environment (make digital tools available to employees to improve their productivity, develop the right skills the market demands today, etc.).
Keep in mind the ageing population and its effect on the company (e.g. measures for over-50s).
Care for the acquisition, retention and development of talent.
Have fair and attractive remuneration schemes.
	Employees’ well-being	Offer new, more flexible ways of working for employees by facilitating family-life balance (flexibility, teleworking, digital switch-off outside the office, etc.).
Care about employees’ health and well-being.
	Inclusive environment	Promote gender equality.
Promote the creation of an attractive and valuable working environment for all.
Foster diversity, equal opportunities and non-discrimination.
Facilitate freedom of association and employee participation.
Take action to prevent and eliminate workplace harassment.
Culture	Have accessible and anonymous reporting channels in place
Internal behaviours, processes and objectives are aligned with ethical conduct, respectful of the environment and responsible towards our employees, customers and society in general.

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Responsible Relationship with Partners and Suppliers	Ethical and fair relations with suppliers	Have payment terms and conditions that facilitate the economic sustainability of its suppliers.
Development of local suppliers, especially SMEs and local procurement.
	Responsible Supply Chain Management	Create partnerships with its suppliers to address social and environmental challenges.
Work with suppliers that meet social and labour standards, including health and safety conditions, working hours and decent pay.
Have ethical, environmental and human rights standards in place in the purchasing process (ethical, anti-corruption, environmental, etc.).
Work with suppliers who are climate-conscious and reduce their own emissions.
Work with suppliers who do not use minerals from conflict zones.
Promote and encourage work with social providers (special employment centres: disability, risk of exclusion, etc.).
	Co-creation with suppliers	Develop collaborative relationships and co-create innovative solutions with suppliers.
Business ethics and corporate governance	Ethical and responsible behaviour	Comply with ethical and responsible business practices, including anti-corruption and anti-bribery measures, responsible lobbying and anti-competitive practices.
Promote respect for and promotion of fundamental human rights among all stakeholders, including freedom of expression, new digital rights and ethical use of artificial intelligence etc.).
Comply with current legislation and the Company's internal policies and regulations.
Have initiatives to promote long-term financial sustainability of the company (responsible investment, appropriate risk management, responsible capital allocation, stable dividend policy etc.).
	Corporate Governance	The Board of Directors is independent and transparent in its management; it has an appropriate and diverse composition and fair remuneration.
Transparency and truthfulness of information, adequate and accessible to all stakeholders.
Maintain a transparent and balanced relationship with the Government/Administration.
Diversity in the composition of the Board of Directors.
Encourage dialogue
Provide accurate and complete information on your social and environmental actions.
Have the right channels for queries and complaints.
Encourage dialogue and relations with stakeholders to involve them in management (actions aimed at involving the main players in our daily management, including alliances, relations with the media, institutions, entities and investors).

Connecting all of society	Inclusive connectivity	Ensure network stability and service reliability (speed, connection etc.).
Fast networks, good coverage and sufficient bandwidth for the requirements of today’s society etc.).
Have an action plan in place for maintaining communications in emergency situations (natural disasters or major incidents).
Make the necessary efforts to deploy the network to reach everyone, even in remote places.
Have products and services that are affordable for everyone, including those with fewer resources or in special situations.
Ensure that products and services are accessible to all (e.g. people with disabilities, the elderly).
Include ethical and responsible criteria in the development of its products and services.
	Key player in the digitalisation of society	Concerned with raising awareness and training all groups in the use of new technologies.

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Climate change and the environment	Climate change	Reduce carbon emissions to reduce its impact on the planet.
Contribute to the fight against climate change.
Be energy-efficient and use clean energy (renewable energy and energy efficiency).
Ensure its products and services help customers to increase their energy efficiency and sustainability.
Take the environmental aspect into consideration when deploying networks: recycling old infrastructures, using more efficient and lower-emission networks.
Use green funding to finance projects.
	Circular economy	Process electrical and electronic equipment waste.
Apply a circular economy strategy: eco-design, resource optimisation (including water and plastics) and reuse and recycling.
Impact on Society	Contribution to the local economy	Apply fiscal transparency and pay taxes.
Promote local partnerships for the development of the telecommunications sector in the community (with other companies, local institutions, etc.).
Promote opportunities to contribute to the economic development of the community (local employment, local suppliers, local taxes etc.).
Be committed to employment protection.
	Social contribution	Have a responsible, fair and ethical community engagement and investment strategy.
Contribute to social causes.
Take into consideration the possible health effects of electromagnetic fields.
Invest in research, development and innovation to enable the sustainable development of society.
	Responsible use of technology	Promote the responsible use of technology by raising awareness of the benefits and dangers of technology use.
Protect minors from misuse of technology by establishing the necessary controls and raising awareness of the benefits and dangers of technology use.
Promote ethical audiovisual content.

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2.13.5. Structure and consolidation perimeter of non-financial information
GRI 102-10, 102-45, 102-48, 102-49
The origin of non-financial information
Non-financial information for the group is reported excluding Central America, unless specifically reported.
Economic and financial information
It comes from the same sources that produce the information included in the Group's Consolidated Annual Accounts Report, audited by PwC.
Innovation
This is consolidated through the corporate areas of Innovation in R&D and open innovation. The source data in these chapters comes from purchasing systems and is consolidated without proportionality criteria.
Customers
This comes from the management control systems of Telefónica S.A. and from operations in the countries. The number of the Company's total accesses does not have to coincide with the partial sum, country by country, since the Corporate Management Control area uses consistency criteria to standardise certain access counting criteria.
Employees
The figure comes from Corporate Human Resources management systems and local management areas. In cases where consolidated information is given, the number of persons is used as a factor of proportionality.
Environment and Climate change
The information comes from the global and country-specific Environment and Operations areas via online questionnaires and other IT support. Environment and energy data is consolidated by simple addition and, in the case of climate change, calculated by multiplying the activity data by the emission factor and then adding by simple addition. The sources of the emission factors are of recognised prestige (GHG Protocol, DEFRA, Ministries, etc.) and have been validated by an independent third party (AENOR).
The historical environmental and climate change data are reported without Central America, therefore having the same scope as the 2020 information. Additionally, to ensure comparability with the information reported in previous reports, a table has been included which contains the main environmental KPIs incorporating Central America for the year.
Suppliers
This comes from the system for awarding contracts through the Purchasing areas. The information is consolidated without applying any criteria as a factor of proportionality and it is shown according to country. The chapter containing this information covers the entire economic perimeter of the Telefónica Group. It is important to note the difference between the figures on supplies in the consolidated financial statements (in accordance with the accrual method and the
Telefónica Group's accounting consolidation perimeter) and the criterion of purchases awarded used in different sections of this report, which refers to purchases approved in the period regardless of the method used for accounting and accrual as an expense.
Other information
A list of the companies comprising the Telefónica Group, their names, main corporate purpose, country, share capital, percentage of effective ownership by the Group and the company or companies through which the Group's shareholding is obtained can be found in Annex I to the 2020 Consolidated Financial Statements.
All information in this report is given in euros, unless otherwise stated. The exchange rates applied coincide with those used in the preparation of the Group's consolidated financial statements to facilitate the integral relationship between financial and non-financial variables.
2.13.6. Principles for preparing the Statement of Non-Financial Information /(EINF)
GRI 102-12, 102-32, 102-46, 102-54
This Statement of Non-Financial Information forms part of Telefónica's Management Report 2020 and includes the progress made at the Company during the year in economic, social and environmental matters across its value chain, together with its strategic, development and market positioning so that readers can better understand the sustainability of our business model and its materiality, its capacity to generate value in terms of capital and the interaction with stakeholders.
The statement has been evaluated and approved by the Board of Directors since it is part of Telefónica's Management Report 2020.
Telefónica provides all its stakeholders with all its public information in order to provide reliable, material, concise and comparable information on the Company's performance, its business model, its value levers and its strategies for the coming years.
Telefónica reports non-financial information according to the following standards:
a.Following the recommendations of the IIRC (International Integrated Reporting Council) and under the general principles of the Global Reporting Initiative Standards (Full Conformity option). (See Table 2.13.11)
b.In accordance with Law 11/2018, of 28 December, which amends the Commercial Code, the consolidated text of the Corporations Act approved by Royal Legislative Decree 1/2010, of 2 July, and Law 22/2015, of 20 July, on Accounts Auditing and non-financial information and diversity. Both compliance with the law and the GRI option have subsequently been subject to external verification by PwC. (See Table 2.13.11)
c.Following the SASB (Sustainability Accounting Standards Board) Telecommunication Services

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Sustainable Industry Classification System® (SICS®) TC-TL standard (see Table 2.13.12)
d.The environmental report follows the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) (see section 2.13.10)
e.The review of the EINF by PwC has also been conducted under the principles defined by the AA1000AS Standard with values that seek to "guarantee the quality of the organisation’s Sustainability Report and that of the processes, systems and competencies that stand as the basis for application by the entire organisation".
Additionally, Telefónica provides information about its commitment to the following International Regulations:
a.United Nations Universal Declaration of Human Rights.
b.United Nations Sustainable Development Goals (SDG) (see Chapter 2.8).
c.Covenant on Civil and Political Rights.
d.Covenant on Economic, Social and Cultural Rights.
e.Convention on the Rights of the Child.
f.Convention on the Rights of Persons with Disabilities.
g.Conventions of the International Labour Organisation.
h.Basel Convention (hazardous waste).
i.International Guidelines (ICNIRP).
j.Montreal Protocol.

2.13.6.1. Principles for the preparation of the Report
Inclusion of stakeholders
The chapter on ‘How we relate to our stakeholders’ identifies these groups and explains how, within reason, Telefónica has responded to their expectations and interests.
Context of sustainability
Telefónica contributes to the progress of the communities in which it operates and their social and environmental sustainability throughout its value chain and at local, regional, national and international levels: from working with our suppliers to respecting consumer rights, including marketing sustainable products and services.
Materiality
This addresses issues that reflect the Company's significant economic, environmental and social effects and substantially influence our stakeholders' assessments and decisions. To this end, a materiality analysis has been performed at corporate, local and regional level from a dual perspective: relevance to our stakeholders and impact on communities.
Completeness
We indicate the material aspects and their coverage, scope and time to show their significant economic, environmental and social effects. This makes it possible for stakeholders to examine Telefónica's performance in the period under analysis.
Impact
We show the Company's impacts on society and the environment of the communities in which we operate.

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2.13.7. Commitment to the UN Global Compact GRI 103, 406-1
Through its Chairman, Telefónica has been a signatory to the United Nations Global Compact (UNGC) since 2002. The
UNGC is a voluntary framework for companies to align their operations and strategies with the 10 principles on human rights, labour, the environment and anti-corruption.

		Principles	Chapter of the report
Human Rights	Principle 1	Businesses should support and respect the protection of internationally proclaimed human rights within their sphere of influence.	2.7. Human Rights
	Principle 2	Businesses must ensure that their constituent companies are not complicit in the abuse of human rights.	2.7. Human Rights
Labour standards	Principle 3	Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining.	2.5.8. Social Dialogue
	Principle 4	Businesses should support the elimination of all forms of forced and compulsory labour.	2.7. Human Rights
	Principle 5	Businesses should support the effective abolition of child labour.	2.7. Human Rights
	Principle 6	Businesses should support the elimination of discrimination in respect of employment and occupation.	2.5. Human Capital
Environment	Principle 7	Businesses should support a precautionary approach to environmental challenges.	2.9. Environmentally responsible 2.10. Energy and climate change 2.11. Circular economy
	Principle 8	Businesses should undertake initiatives to promote greater environmental responsibility.	2.10. Energy and climate change 2.11. Circular economy 2.12. Digitalisation and Eco Smart
	Principle 9	Businesses should encourage the development and diffusion of environmentally-friendly technologies.	2.12. Digitalisation and Eco Smart services
Anti-Corruption	Principle 10	Businesses should work against corruption in all its forms, including extortion and bribery.	2.2. Ethics and Compliance

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2.13.8. Analysts and rankings

DJSI	Member of DJSI Europe, 79 out of 100 points
FTSE4Good	Included, 4.3 points out of 5
Carbon Disclosure Leadership	A
CDP-Supplier Engagement Leader	A
MSCI Global Sustainability Index Series	ESG Rating A
Euronext Vigeo-Eiris Europe 120	Included
Vigeo-Eiris	ESG Performance 63/100
Bloomberg Gender-equality index	Included

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Ranking Digital Rights	1st position in the telecommunications sector
Ecovadis	CSR Rating 71/100 (2019)
Digital Inclusion Benchmark (DIB)	1st position in Europe, 2nd position globally
Sustainalytics Rank	95 out of 100
S&P Global ESG Rank	84 out of 100
Fortune 500	3rd most admired operator in the world. 2nd European
Refinitiv	Rating A, 84/100 Diversity and inclusion: Included in the Top 25 in the world
Diversity Leaders	Included

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2.13.9. Collaboration with other associations     GRI 102-13
Telefónica collaborates with associations and other organisations that have a direct impact on our sector and interest groups. In particular:
AECA, an organisation that issues generally accepted accounting principles and standards and studies on good business practices.
AENOR, a Spanish organisation that carries out standardisation and certification activities (S+C) to improve quality in companies and the well-being of society.
Alliance to better protect minors online, a self-regulatory initiative aimed at improving the online environment for children and young people.
Spanish Association of the Digital Economy (Adigital), the business organisation that promotes the digitalisation of the Spanish economy. Formed by a network of more than 500 companies from key sectors, it promotes the development of the digital economy through the representation and defence of our associates’ interests (Policy), the dissemination, research and creation of synergies (Labs) and the generation of trust in the digital environment (Trust).
Spanish Association for Investor Relations, its purpose is to promote investor relations for listed companies.
ASIET, an association formed by the main telecommunications operators in Latin America.
Aspen Institute Spain, an independent foundation dedicated to promoting value-based leadership and reflection on critical issues for the future of society. It provides a plural and balanced forum for the discussion of issues of general interest among people who aspire to put their ideas into practice. Its activities focus on programmes, seminars and conferences.
The World Bank, a vital resource for financial and technical assistance for developing countries around the world.
Bitkom is Germany’s digital association. Founded in 1999 in Berlin, we represent more than 2,700 companies in the digital economy. Our membership encompasses over 1,000 SMEs, more than 500 startups and virtually all global players.
Black British Network, a community of individuals and companies working to end social inequality for people from ethnic minorities.
Broadband Forum, a non-profit industry organisation focused on improving broadband networks to make them faster and smarter.
Business Europe, a European employers' organisation created by national organisations and currently representing 40 organisations from 34 countries.
Business in the Community, an organisation that promotes corporate responsibility in the UK. In particular, Telefónica is a signatory to the Race at Work Charter.
CDP, a non-profit organisation that runs the global disclosure system for investors, companies, cities, states and regions to manage their impact on the environment.
CEOE, an institution representing Spanish entrepreneurs.
European Commission (EC), the institution that embodies the executive branch of EU power.
CAF, the Latin American Development Bank, a multilateral financial institution whose mission is to support the sustainable development of shareholder countries and regional integration. It serves the public and private sectors, providing multiple financial products and services to a broad portfolio of clients, including governments of shareholder states, financial institutions and public and private companies.
Casa de América, a public consortium that aims to strengthen the links between Spain and the American continent, especially with Latin America. Its events, which are open to the public, are attended by members of governments from both sides of the Atlantic, the media, diplomats, businesses, representatives of the cultural and academic world and institutions.
Chefsache, a German network of leaders committed to making gender equality a top management priority.
Confederación Estatal de Personas Sordas (CNSE), defends the interests of hearing-impaired persons and their families.
Corporate Excellence, a knowledge centre comprising the main Spanish corporations, its goal is to become a technical benchmark in the management of intangibles and sustainability.
Cyber Threat Alliance (CTA), an organisation committed to our mission of ensuring a safer digital ecosystem through collaboration and information sharing. Their experience as individuals bridges the gap between technical infrastructure, policy and communications; together they are the foundation of our success.
DigitalES, the Spanish Association for Digitalisation, brings together the main companies in the technology and digital innovation sector in Spain. The aim of DigitalEs is to promote the digital transformation of citizens, companies and public administration, thus contributing to the economic and social growth of our country.
EIT Health is located in a privileged place, at the meeting point between business, research and education, to bring innovative and real health solutions that improve the health of citizens to the market.

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ERT, European Round Table for Industry, an informal forum that brings together up to 50 CEOs and presidents of major European multinational companies.
ETNO, the association of the main European telecommunications network operators.
ETSI, the European Telecommunications Standards Institute.
Food and Agriculture Organisation of the United Nations (FAO), a specialised UN agency that leads international efforts to eradicate hunger. It is also a source of knowledge and information and helps developing and transition countries to modernise and improve their agricultural, forestry and fisheries activities in order to ensure good nutrition for all.
Federación Estatal de Lesbianas, Gais, Trans y Bisexuales (FELGTB) of Spain, which defends and promotes human rights and equal opportunities for LGBT+ people.
Corporate Integrity Forum is an initiative that forms part of Transparency International’s International Business Integrity Forum Network and brings together large companies fully committed to the promotion and development of a business culture of integrity, positioning themselves as national and international benchmarks in transparency, compliance, sustainability, ethics and good governance, through the adoption of best practices in all these areas.
Fundación Carolina, a benchmark institution for the promotion of cultural relations and cooperation between Spain and the countries of the Ibero-American Community, particularly in the fields of science, culture, technology and innovation.
Cotec Foundation for Innovation, a private non-profit organisation whose mission is to promote innovation as an engine of economic and social development. In fulfilling its mission, Cotec is involved in two primary activities: working as an observatory for R&D&I in Spain; and providing analysis and advice on innovation, technology and economics.
FIWARE Foundation, an independent legal body that provides shared resources to help achieve the FIWARE mission by promoting, enhancing, protecting and validating FIWARE technologies as well as the activities of the FIWARE community, empowering its members, including end-users, developers and all other stakeholders throughout the ecosystem.
Fundación Máshumano, an organisation that promotes the humanisation of management models in business and social organisations, proposing work models that respond to the social need for a work-life balance between personal, family and professional life.
ONCE Foundation, an organisation dedicated to the social and labour inclusion of people with disabilities.

Randstad Foundation, whose mission is to achieve equal employment opportunities for people with disabilities.
Girls Talk London, an organisation that seeks to end the under-representation of women in the workplace, particularly in STEM careers.
United Nations Global Compact, an international initiative that promotes the implementation of ten universally accepted principles in the areas of human rights, labour standards, the environment and anti-corruption.
Global Digital Women (GDW) is an international body of digital pioneering women. Its aim is the networking, visibility and empowerment of the inspiring digital minds of our time. With GDW we offer #femaledigitalheros from companies, politics, associations and organisations a platform and space to exchange experiences and make their careers visible.
Global Network Initiative (GNI), a coalition of companies, civil society organisations, investors and academics working to protect and promote freedom of expression and privacy in the Information and Communication Technologies (ICT) sector.
Spanish Green Growth Group, an association that aims to meet environmental challenges through public-private partnerships.
GSMA, an association of mobile operators and related companies devoted to supporting the standardising, deployment and promotion of the mobile phone system. It has approximately 800 mobile operators and more than 200 related companies as members.
IBGC - INSTITUTO BRASILEIRO DE GOVERNANÇA CORPORATIVA is the leading voice in corporate governance in Brazil and one of the main benchmarks in the world advocating high standards of corporate integrity, addressing entrepreneurs, business leaders, investors, board members, executives and politicians.
ICT Coalition, works for the development of products and services that address the challenge of child safety in the online world.
The Inter-American Development Bank (IDB), the first source of funding for development in the region. It aims to improve quality of life in Latin America and the Caribbean in priority sectors such as health, education and infrastructures through financial and technical support for countries working to reduce poverty and inequality. Its vision is to achieve development using sustainable and climate-friendly methods.
Information Security Forum (ISF) is an independent information security body.
Internet Watch Foundation, an NGO that locates and reports images of child sexual abuse globally.

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INvolve, a UK-based organisation that advocates new ways of involving people in decisions that have a direct impact on the community.
ITU (International Telecommunication Union) is the specialised agency of the United Nations for Information and Communication Technologies (ICT).
Joint Audit Cooperation, a sectoral initiative by 17 telecommunications operators that have joined forces to verify, evaluate and develop the implementation of sustainability standards in factories of common suppliers.
Mobile UK is the association of UK mobile network operators: EE, O2, Three and Vodafone. Mobile UK’s mission is to work with government, regulators, civil society and others in order to harness the power of mobile devices to improve the lives of our customers and the prosperity of the UK as a whole.
Generation and Talent Observatory, a body for research, analysis and training on generational diversity and its impact on the socio-economic-labour reality in organisations.
OECD, an organisation that promotes policies to improve the economic and social well-being of people around the world.
O-RAN Alliance sees its mission as reshaping the RAN industry towards more intelligent, open, virtualised and fully interoperable mobile networks. The new O-RAN standards will enable a more competitive and vibrant RAN vendor ecosystem with faster innovation to improve the user experience. O-RAN-based mobile networks will simultaneously improve the efficiency of RAN deployments and mobile operators' operations.
World Tourism Organisation (WTO), a specialised agency of the United Nations that aims to promote and develop tourism as an important instrument for peace and world understanding, economic development and international trade.
United Nations Organisation, founded by 51 countries committed to maintaining international peace and security and promoting social progress, better living standards and human rights.
United Nations Development Programme (UNDP, works to eradicate poverty and reduce inequality and exclusion.
Ranking Digital Rights, a non-profit initiative that evaluates the transparency and commitment of technology and communications companies to privacy and freedom of expression.
RE100, a global initiative to involve, support and highlight the large enterprises committed to using 100% renewable energy, giving an example of leadership in the fight against climate change and the development of a low-carbon economy.

Royal Academy of Engineering, an institution at the forefront of technical knowledge that promotes excellence, quality and competence in Spanish engineering in its various disciplines and fields of action. Its activities include the “Women and Engineering” programme for which Telefónica is a collaborator.
Real Instituto Elcano, the think-tank for international and strategic studies from a Spanish, European and global perspective. Its purpose is to promote knowledge of the international reality and Spain's foreign relations in society, as well as to stand as a focus point for thought and the generation of ideas that are useful for decision-making by political leaders, leaders of private enterprise and public institutions, social players and academics.
Red Peruana contra la Pornografía Infantil (RCPI), formed to fight the sexual exploitation of children, especially on the Internet.
Red Empresarial por la Diversidad e Inclusión LGBTI (REDI), the network of companies and professionals committed to fostering an inclusive and respectful environment in organisations in Spain, where talent is valued regardless of its identity, gender expression and sexual orientation.
Responsible Business Alliance, the largest industry coalition dedicated to corporate social responsibility in global supply chains.
SaferNet Brazil is a civil association under private law, with national activities, non-profit or economic, without political, religious or racial ties, with the aim of combating child pornography on the Brazilian Internet.
Science Based Target initiative, an initiative to help the business world set ambitious (1.5º) and scientifically sound emission targets. The CDP, the United Nations Global Compact, the World Resources Institute (WRI) and the World Wildlife Fund (WWF) are part of the initiative.
SheTransformsIT, an organisation committed to improving the career prospects of women in digital environments.
Spainsif, a non-profit association made up of all kinds of entities interested in promoting sustainable economic activity.
Stonewall, an LGBT+ rights organisation in the UK.
Tech Talent Charter, an organisation of companies committed to diversity in technology environments.
Telecommunications Industry Dialogue, an organisation that brings together operators to promote freedom of expression and respect for privacy in the telecommunications sector.
Tele Management Forum, provides an open and collaborative environment along with practical tools and information to assist its members in their digital transformation initiatives. Its services include Catalyst

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collaborative programmes and proof-of-concept projects, industry research and benchmarking, technology roadmaps, best practice guides, business process guidelines and open APIs, as well as certified training, conferences and research. The Forum has more than 850 member companies, including the ten largest telecommunications service providers in the world.

UNICEF, the UN agency that works to defend the rights of children.
Women in a Legal World aims to create a collaborative network to increase the presence of women in the management of media, committees, institutions, etc.
5G Automotive Association - A global, cross-industry organisation of companies from the automotive, technology and telecommunications industries. Its aim is to develop integrated solutions for future mobility and transport services, thus avoiding incompatibility problems from the outset.

2.13.10 Table of Climate-related Financial Disclosures (TCFD)

GOVERNANCE
Disclose the company’s governance around climate-related risks and opportunities.
Recommendations	References
a) Describe the Board’s oversight of climate-related risks and opportunities.	2.1.1 Sustainability Governance: page 73-74
2.9.1 Responsibility with the environment. Governance: page 214
2.10.1 Climate Change Governance: pages 217-218
3.1.5. Risk Management Governance: pages 287-288
4.1.1. Corporate Governance System: page 309
4.4. The organisational structure of the administrative bodies. Sustainability and Quality Committee pages 354-356
CDP responses: C1.1, C1.1a, C1.1b, C1.2, C1.2a
b) Describe management’s role in assessing and managing climate-related risks and opportunities.	2.1.1 Sustainability Governance: page 73-74
2.5.4 How to assess effort: remuneration policy page 132
2.9.1 Responsibility with the environment. Governance. Page 214
2.10.1 Climate Change Governance: pages 217-218
3.1.5. Risk Management Governance: pages 287-288
4.1.1. Corporate Governance System: page 309
4.4. The organisational structure of the administrative bodies. Sustainability and Quality Committee pages 354-356
4.6.2 Remuneration. What we do: page 362
CDP Climate Response 2019, responses C1.2, C1.2a
STRATEGY
Disclose the actual and potential impacts of climate-related risks and opportunities on the company’s businesses, strategy, and financial planning where such information is material.
Recommendations	References
a) Describe the climate-related risks and opportunities the company has identified over the short, medium, and long term.	1.3 Materiality pages 11-13
1.4 Strategy: pages 16-17
2.6.2 Suppliers. Strategy and governance pages 181-182
2.10.3 Risks and opportunities of climate change pages 219-220
3.1 Risk management framework pages 285-291
3.2. Risk map: pages 292-296
3.3 Risk factors: pages 297-307
CDP Climate Response 2020, responses C2.1a,C2.1b, C2.2a, C2.3, C2.3a, C2.4, C2.4a, C3.1b, C3.1.d
b) Describe the impact of climate-related risks and opportunities on the company’s businesses, strategy, and financial planning.	1.4 Strategy: pages 16-17
2.6.2 Suppliers. Strategy and governance pages 181-182
2.9.1 Responsibility with the environment (green bond) page 222
2.10.6.3. Scope 3 pages 226-227
2.12 Digitalisation and Eco Smart services pages 235-239
CDP Climate Response 2020, responses C3.1e, C3.1f

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c) Describe the resilience of the company’s strategy, taking into consideration different climate-related scenarios.	2.10.3 Risks and opportunities of climate change pages 219-220 2.10.4 Energy and climate change targets pages 220 -222 CDP Climate Response 2020, responses C2.3a, C2.4a, C3.1.d
RISK MANAGEMENT
Disclose how the company identifies, assesses, and manages climate-related risks.
Recommendations	References
a) Describe the company’s processes for identifying and assessing climate-related risks.	2.10.3 Risks and opportunities of climate change pages 219-220
3.1 Risk management framework pages 285-291
3.2. Risk map: pages 292-296
3.3 Risk factors: pages 297-307
CDP Climate Response 2020, responses C2.2, C2.2a, C3.1b
b) Describe the company’s processes for managing climate-related risks.	2.10.3 Risks and opportunities of climate change pages 219-220
3.1 Risk management framework pages 285-291
3.2. Risk map: pages 292-296
3.3 Risk factors: pages 297-307
CDP Climate Response 2020, responses C2.2, C2.2a, C3.1b
c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the company’s overall risk management.	2.10.3 Risks and opportunities of climate change pages 219-220
3.1 Risk management framework pages 285-291
3.2. Risk map: pages 292-296
3.3 Risk factors: pages 297-307
CDP Climate Response 2020, responses C2.2
METRICS AND TARGETS
Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.
Recommendations	References
a) Disclose the metrics used by the company to assess climate-related risks and opportunities.	2.5.4 How to assess effort: remuneration policy page 132
2.9.6 Main Indicators page 216
2.10 Energy and Climate Change pages 217-227
2.11 Circular economy. Internal eco-efficiency: pages 228-234
2.12 Digitalisation and EcoSmart services pages 235-239
4.6.2 Remuneration. What we do: page 362
CDP responses C4.1a, C4.1b,C4.2a, C4.2b
b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.	2.10.4 Energy and climate change targets pages 220-222
2.10.5 Energy in detail pages 222-225
2.10.6 CO2 Emissions in detail pages 225-227
CDP responses C5.1, C6.1, C6.2, C6.3, C6.5, C6.10, C7.1a, C7.2, C7.3a, C7.5, C7.6a, C7.9a
c) Describe the targets used by the company to manage climate-related risks and opportunities and performance against targets.	2.9.5. Milestones 2020 and Challenges 2021 page 216
2.9.6 Main Indicators page 216
2.10 Energy and Climate Change pages 217-227
2.11 Circular economy. Internal eco-efficiency: pages 228-234
2.12 Digitalisation and EcoSmart services pages 235-239
CDP responses C4.1a, C4.1b, C4.2a, C4.2b, C4.3b, C4.3c, C4.5a

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2.13.11. Compliance Table Law 11/2018, of 28 December - GRI Standards GRI 102-55

Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
Business model	Description of the business model, environment, organisation and structure.	102-1	Name of the Organisation.	Direct answer: Telefónica S.A.
		102-2	Activities, brands, products and services.	1.5. Organisation. 1.6. Main figures and presence. 1.6.4. Our brands. 1.7. Value creation model.
	Markets in which it operates.	102-3	Location of headquarters.	Direct answer: Madrid, Spain.
		102-4	Location of operations.	1.6. Main figures and presence. 1.6.3. Advancing towards a more sustainable world.
		102-5	Ownership and legal form.	1.6. Main figures and presence.
		102-6	Markets served.	1.6. Main figures and presence. 1.8. Business overview.
		102-7	Scale of the organisation.	1.6. Main figures and presence.
	Objectives and strategies.	102-14	Statement from senior decision-makers.	1.2. Mission, Purpose, Values. 1.4. Strategy. 2.2. Ethics and Compliance.
	Main factors and trends which could affect its future evolution.	102-15	Key impacts, risks and opportunities.	1.1. Context.
Policies and their results	A description of the policies which the group applies with regard to those issues, which will include: 1.) the due diligence procedures applied for the identification, evaluation, prevention and mitigation of risks and significant impacts. 2.) the verification and control procedures, including which measures have been adopted.	103	Management approach of each area.	1.1. Context. 1.3.2. Our relations with our stakeholders. 1.5. Organisation. 3. Risk.
Main non-financial risks	The main risks related to these issues regarding the group's activities, including, where relevant and proportionate, its commercial relations, products or services which could have negative effects in those areas, and
* how the group manages those risks,
* explaining the procedures used to detect them and evaluate them in accordance with the national, European and international reference frameworks for each issue.
* It must include information about the impacts which have been identified, giving a breakdown of them, in particular the main risks in the short, medium and long term.
		102-15	Key impacts, risks and opportunities.	1.1. Context. 1.3.1. Our relations with our stakeholders. 1.5. Organisation. 3. Risk.
407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk.	2.6.2. Strategy and Governance.
2.6.3.1 Risk management. Step 1. Minimum standards required
Direct answer: During the 2020 financial year, there have been no operations in which the rights of employees/suppliers to exercise freedom of association were violated.
408-1	Operations and suppliers at significant risk for incidents of child labour.	2.6.2. Strategy and Governance.
2.6.3.1 Risk management. Step 1. Minimum standards required.
Direct answer: During the 2020 financial year, there have been no operations with a significant risk of child or forced labour.
		409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labour.

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Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
Environmental issues	Global Environment
	1.) Detailed information about the current and foreseeable effects of the company's activities on the environment and, where applicable, health and safety, the environmental evaluation or certification procedures; 2.) The resources dedicated to the prevention of environmental risks; 3.) The application of the precautionary principle, the quantity of provisions and guarantees for environmental risks. (E.g. deriving from the environmental responsibility law).	103	Management approach of each area.	2.9.2 Environmentally responsible / Materiality. 2.9.4. Environmental Management. 2.10. Energy and Climate Change. 2.11. Circular economy.
		102-11	Precautionary principle or approach.	2.9.2 Environmentally responsible / Materiality. 2.9.4. Environmental Management. 2.10. Energy and Climate Change. 2.11. Circular economy.
		308-1	New suppliers that were screened using environmental criteria.	2.6.3.1. Risk Management. Step 1. Minimum standards to be fulfilled / Step 4. Audits on high-risk suppliers / Audit results.
308-2	Negative environmental impacts in the supply chain and actions taken.	2.6. Suppliers /2.6.3.1. Risk Management. If we focus our risk analysis only on the assessment of specific environmental impacts, given the product or service they supply, we have 2,907 suppliers with significant potential or actual negative environmental impacts.
2.11.4. Suppliers in the circular economy.
Pollution
	1.) Measures to prevent, reduce or repair carbon emissions which seriously affect the environment.	103	Management Approach to Emissions/Biodiversity.	2.9. Our commitment to the environment. 2.9.4.1. Responsible network and Biodiversity. 2.10. Energy and Climate Change. 2.11. Circular economy.
		305-5	Reduction of GHG emissions.	2.10.5. Energy in detail. 2.10.6. Energy and Climate/CO2 emissions.
	2.) Taking into account any form of specific atmospheric pollution of an activity, including noise and light pollution.	305-6	Emissions of ozone-depleting substances (ODS).	Direct answer: 42.07t
		305-7	Nitrogen oxides (NOX), sulphur oxides (SOX) and other significant air emissions.		This indicator is not considered to be relevant as the emissions of this type of pollutants are not a significant part of our activity.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	261

2020 Consolidated Management Report 2. Non Financial Information Statement

Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
Circular economy, prevention and management of waste
	Circular economy.	103	Management Approach to Effluents and waste.	2.9.2 Environmentally responsible / Materiality. 2.9.4. Environmental Management. 2.10. Energy and Climate Change. 2.11. Circular economy.
		301-2	Recycled input materials used.	2.11.2. Circular Economy / Internal eco-efficiency.	This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to manufacturing products.
		301-3	Reclaimed products and their packaging materials.	2.11.2.4. Reuse of electronic equipment. 2.11.2.5. Waste.
	Waste: prevention, recycling and reuse measures, other forms of recovery and elimination of waste.	103	Management Approach to Effluents and waste.	2.9.2 Environmentally responsible / Materiality. 2.9.4. Environmental Management. 2.10. Energy and Climate Change. 2.11. Circular economy.
		306-1	Water discharge by quality and destination.	Direct answer: All water discharge at Telefónica is sanitary and is discharged to the municipal sanitation systems.
		306-2	Waste by type and disposal method.	2.9.6. Main indicators. 2.11.2.5. Circular Economy / Internal eco-efficiency / Waste.
306-3	Significant spills.	Direct answer: During 2020, one spill was considered significant. A significant spill is defined as a spill that requires a subsequent remediation intervention in the area at a cost of more than €10,000.
The spill occurred in November, in Avenida de los Artesanos Nº6 Tres Cantos (Madrid, Spain), with a volume of 700 litres of diesel due to a failure of the level probe of the pressure group located on the roof of the building. The spillage did not occur on the ground, but on the roof of the building. The spillage is considered significant because of the cost associated with the management of the waste generated and not because of the damage caused to the environment, since according to the regulations of the Autonomous Community of Madrid, the amount discharged into the sewerage system is considered to be minor. All necessary containment, clean-up and remediation measures were implemented.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	262

2020 Consolidated Management Report 2. Non Financial Information Statement

Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
		306-4	Transport of hazardous waste.	Direct answer: Telefónica does not directly transport, import or export hazardous waste included in the Basel Convention in any of the countries where it operates.
	Actions to combat food waste.	103	Management Approach to Effluents and waste.		This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to food consumption.
	Sustainable use of resources
	The consumption of water and the supply of water in accordance with local limitations.	303-3	Extraction of water.	Direct answer: Telefónica's water consumption comes from the municipal supply networks in the locations where we operate.
		303-5	Water consumption.	2.9.6. Main indicators. 2.11.2.1. Circular Economy / Internal eco-efficiency / Water.
	Consumption of raw materials and the measures adopted to improve efficiency in their use.	103	Management Approach to Materials.	2.9.2 Environmentally responsible / Materiality. 2.9.4. Environmental Management. 2.10. Energy and Climate Change. 2.11. Circular economy.
301-1	Materials used by weight or volume.	As it is a service company, this indicator does not apply. Consumption of materials does not occur for direct generation of products but for the telecommunications network of the company to give the services required by our customers. The processes to reduce consumption of materials and reuse them make our network more efficient also from this perspective. In our administrative activities, the material most used is paper.
					At Telefónica, efficient use is encouraged through digitalisation of processes. In the chapter on the environment, more details have been given about managing Telefónica's consumption of paper.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	263

2020 Consolidated Management Report 2. Non Financial Information Statement

Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
		301-2	Recycled input materials used.	2.11.2. Circular Economy / Internal eco-efficiency.
		301-3	Reclaimed products and their packaging materials.	2.11.2.4. Re-use of electronic equipment. 2.11.2.5. Waste.
	Direct and indirect consumption, of energy, measures taken to improve energy efficiency and the use of renewable energies.	103	Management Approach to Energy.	2.9.2 Environmentally responsible / Materiality. 2.9.4. Environmental Management. 2.10. Energy and Climate Change. 2.11. Circular economy.
302-1	Energy consumption within the organisation.	2.10.5. Energy and Climate Change / Energy in detail.

Direct answer: Energy consumption reported includes both that used at Telefónica facilities and at external facilities, such as those of other operators or telecommunications tower companies. Energy consumption in self-owned facilities 20,864,290 GJ (2019 figure: 21,848,067 GJ).
302-2	Energy consumption outside of the organisation.	2.10.5. Energy and Climate Change / Energy in detail.

Direct answer: Energy consumption reported includes both that used at elefónica facilities and at external facilities, such as those of other operators or telecommunications tower companies. Energy consumption in third-party facilities: 3.845,130 GJ (2019 figure 3,202,589 GJ).
		302-3	Energy intensity.	2.9.6. Main indicators. 2.10.5. Energy and Climate Change / Energy in detail. Direct answer: 282 GJ/PB (2019 figure: 415 GJ/PB. Energy intensity has been reduced by 32%).
		302-4	Reduction of energy consumption.	2.10.5. Energy and Climate Change / Energy in detail.
		302-5	Reductions in energy requirements of products and services.		This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to our customers' energy consumption. The nature of the products and services offered by Telefónica is mostly related to mobile and fixed connectivity, as well as digital and data services.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	264

2020 Consolidated Management Report 2. Non Financial Information Statement

Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
	Climate Change
	The important elements of the greenhouse gas emissions generated as a result of the company’s activities, including the use of the goods and services it produces.	103	Management Approach to Emissions.	2.9.2 Environmentally responsible / Materiality. 2.9.4. Environmental Management. 2.10. Energy and Climate Change. 2.11. Circular economy.
		305-1	Direct (Scope 1) GHG emissions.	2.9.6. Main indicators. 2.10.6. Energy and Climate Change / CO2 emissions in detail. Direct response: Biogenic emissions in 2020: 9,695 tCO2e.
		305-2	Energy indirect (Scope 2) GHG emissions.	2.9.6. Main indicators. 2.10.6. Energy and Climate Change / CO2 emissions in detail.
		305-3	Other indirect (Scope 3) GHG emissions.	2.9.6. Main indicators. 2.10.6. Energy and Climate Change / CO2 emissions in detail.
		305-4	GHG emissions intensity.	2.9.6. Main indicators. 2.10.6. Energy and Climate Change / CO2 emissions in detail.
		305-5	Reduction of GHG emissions.	2.10.5. Energy in detail / Energy efficiency. 2.10.6. Energy and Climate Change / CO2 emissions in detail.
	The measures adopted in order to adapt to the consequences of climate change.	103	Management Approach to Emissions.	2.9.2 Environmentally responsible / Materiality. 2.9.4. Environmental Management. 2.10. Energy and Climate Change. 2.11. Circular economy.
	The reduction targets voluntarily established in the medium and long term to reduce GHG emissions and the measures implemented for that purpose.	103	Management Approach to Emissions.	2.9.2 Environmentally responsible / Materiality. 2.9.4. Environmental Management. 2.10. Energy and Climate Change. 2.11. Circular economy.
		305-5	Reduction of GHG emissions.	2.10.5. Energy in detail / Energy efficiency. 2.10.6. Energy and Climate Change / CO2 emissions in detail.
	Protection of biodiversity
	Measures taken to preserve or restore biodiversity.	103	Management Approach to Biodiversity.	2.9. Our commitment to the environment. 2.9.4.1. Responsible network and Biodiversity. 2.10. Energy and Climate Change. 2.11. Circular economy.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	265

2020 Consolidated Management Report 2. Non Financial Information Statement

Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
306-5	Water bodies affected by water discharges and/or runoff.	2.11.2. Circular economy / Internal Eco-Efficiency.

Direct answer: All water discharges at Telefónica are sanitary and are discharged to the municipal sanitation system, therefore no water bodies or related habitats are affected.
	Impacts caused by the activities or operations in protected areas.	103	Management Approach to Biodiversity.	2.9. Our commitment to the environment. 2.9.4.1. Responsible network and Biodiversity.
Social issues and staff-related issues	Employment
	Total number and distribution of employees by sex, age, country and professional classification.	102-8	Information on employees and other workers.	2.5.12. Main indicators / Workforce indicators.	The information included in the Report includes only internal employees hired by Telefónica.
		202-2	Proportion of senior management hired from the local community.	Direct answer: 71.4% of the country CEOs and chairmen are local.
		405-1	Diversity of governance bodies and employees.	2.5.12. Main indicators / Diversity indicators.
	Total number and distribution of types of employment contracts.	102-8	Information on employees and other workers.	2.5.12. Main indicators / Workforce indicators.	The information included in the Report includes only internal employees hired by Telefónica.
	Annual average of permanent contracts, temporary contracts and part-time contracts by sex, age and professional classification.	102-8	Information on employees and other workers.	2.5.12. Main indicators / Workforce indicators.	The information included in the Report includes only internal employees hired by Telefónica.
		405-1	Diversity of governance bodies and employees.	2.5.12. Main indicators / Workforce indicators.
	Number of dismissals by sex, age, country and professional classification.	401-1	New employee hires and employee turnover.	2.5.12. Main indicators / Dismissals / New hires / Staff turnover.
	Average remunerations and their evolution, with a breakdown by sex, age and professional classification or equal value.	405-2	Ratio of basic salary and remuneration of women to men.	2.5.12. Main indicators / Remunerations.
	Wage gap, the remuneration of jobs of equal value or the average of the company.	103	Employment + Diversity and equality of opportunities.	2.5.1. Diversity and inclusion. 2.5.5. Pay gap and average remuneration.
		405-2	Ratio of basic salary and remuneration of women to men.	2.5.12. Main indicators / Pay gap.
	The average remuneration of directors and managers, including variable remuneration, allowances, compensation, payments into long-term savings plans and any other payment, with a breakdown by sexes.	103	Management Approach to Diversity and Equality.	2.5.12. Main indicators / Remunerations.
		102-35	Governance: Remuneration policies.	4.6.5. Telefónica's remuneration policy applicable in 2020. 4.6.6. Executive Directors’ remuneration in 2020. 2.5.4. How to assess effort: remuneration policy.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	266

2020 Consolidated Management Report 2. Non Financial Information Statement

Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
		102-36	Governance: Processes for determining remuneration.	4.6.5. Telefónica's remuneration policy applicable in 2020. 4.6.6. Executive Directors’ remuneration in 2020 .2.5.4. How to assess effort: remuneration policy
		102-38	Governance: Annual total compensation ratio.	2.5.12. Main indicators / Remunerations.	Information included in the Report covers the annual compensation ration for the Company's CEO. Information relating to the different countries is not published on specific confidentiality grounds.
		102-39	Governance: Percentage increase in annual total compensation ratio.		The information relating to this indicator is not published on specific confidentiality grounds.
		202-1	Ratios of standard entry level wage by gender compared to local minimum wage.	2.5.12. Main indicators / Remunerations.
	Implementation of end of employment policies.	103	Management Approach to Employment.	2.5.7. Work-life balance.
	Employees with disabilities.	405-1	Diversity of governance bodies and employees.	2.5.1.3. We establish the basis for a successful strategy. 2.5.12. Main indicators / Diversity indicators.
	Organisation of work
	Organisation of working time.	103	Management Approach to Employment.	2.5.7. Work-life balance.
	Number of hours of absenteeism.	103	Management Approach to Employment (quantitative absence data).	2.5.11. Occupational health and safety indicators.
	Measures aimed at facilitating the life-work balance and promoting the co-responsibility of both parents.	103	Management Approach to Employment.	2.5.7. Work-life balance.
	Health and safety
	Health and safety conditions at work.	403-1	Health and safety management system at work.	2.5.9. Governance and strategy for safety, health and well-being at work. 2.5.9.1. Management systems: Prevention of work-related incidents and occupational illnesses.
		403-2	Hazard identification, risk assessment and incident investigation.	2.2.3.3. Complaint and remedy mechanisms: the Whistleblower channel and the Responsible Business channel. 2.5.9.1 Management systems: prevention of work-related incidents and occupational illnesses.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	267

2020 Consolidated Management Report 2. Non Financial Information Statement

Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
		403-3	Health services at work.	2.5.9.4. A Culture Which Watches Over Mental Health and Holistic Well-being.
		403-5	Training of workers on health and safety at work.	2.5.9.2. Employee training and representation.
		403-6	Promotion of employees’ health.	2.5.9.4. A Culture Which Watches Over Mental Health and Holistic Well-being.
		403-7	Prevention and mitigation of impacts on the health and safety of workers directly linked to business relationships.	2.5.9.3. Commitment to our suppliers.
		403-8	Coverage of the health and safety management system at work.	2.5.9. Governance and strategy for safety, health and well-being at work. 2.5.11. Occupational health and safety indicators.	Information included in the Report covers only internal employees hired by Telefonica.
	Accidents at work, in particular their frequency and severity. Occupational diseases, disaggregated by sex.	403-9	Work-related injuries.	2.5.9. Governance and strategy for safety, health and well-being at work 2.5.11. Occupational health and safety indicators.	Information included in the Report covers only internal employees hired by Telefonica.
		403-10	Occupational diseases and illnesses.	2.5.9. Governance and strategy for safety, health and well-being at work. Direct answer: No particular incidence or risk of illnesses related to the Company's activity is perceived.	Information included in the Report covers only internal employees hired by Telefonica.
Social relations
	Organisation of social dialogue, including procedures to inform and consult employees and negotiate with them.	103	Management Approach to Worker-Company Relations.	2.5.6. Social dialogue.
407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk.	2.6.2. Strategy and Governance.
2.6.3.1 Risk management. Step 1. Minimum standards required.

Direct answer: During the 2020 financial year, there have been no operations in which the rights of employees/suppliers to exercise freedom of association were violated.
	Percentage of employees covered by collective bargaining agreements, by country.	102-41	Collective bargaining agreements.	2.5.12. Main indicators / Collective bargaining agreements.
	The outcome of collective agreements, particularly in the sphere of occupational health and safety.	403-4	Worker participation, consultation, and communication on occupational health and safety.	2.5.6. Social dialogue. 2.5.9.2. Training and worker representation.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	268

2020 Consolidated Management Report 2. Non Financial Information Statement

Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
	Training
	The policies implemented in the field of training.	103	Management Approach to Training and Education.	2.5.2. Securing capacities for the future.
		404-2	Programmes for upgrading employee skills and transition assistance programmes.	2.5.2. Securing capacities for the future. 2.5.6. Social dialogue.
404-3	Percentage of employees receiving regular performance and career development reviews.	2.5.4. How to assess effort: remuneration policy.	Currently, Telefónica's information systems do not
make it possible to break down information about performance reviews
					by sex or labour category. We are adapting the systems to be able to provide this information.
	The total number of hours of training by professional categories.	404-1	Average hours of training per year per employee.	2.5.2. Securing capacities for the future. 2.5.12. Main Indicators - Training.
	Universal accessibility of people with disabilities.	103	Management Approach to Diversity, Equality of Opportunities and Non-Discrimination.	2.5.1. Diversity and inclusion.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	269

2020 Consolidated Management Report 2. Non Financial Information Statement

Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
	Equality
	Measures adopted to promote equality of treatment and opportunities of men and women.	103	Management Approach to Diversity, Equality of Opportunities and Non-Discrimination.	2.5.1. Diversity and inclusion.
	Equality Plans (Chapter III of Organic Law 3/2007, of 22 March, for the effective equality of women and men), measures adopted to promote employment, protocols against sexual harassment and gender-related harassment, the integration and universal accessibility of people with disabilities.	103	Management Approach to Diversity, Equality of Opportunities and Non-Discrimination.	2.5.1. Diversity and inclusion.
	The policy against all types of discrimination and, where appropriate, the management of diversity.	103	Management Approach to Diversity, Equality of Opportunities and Non-Discrimination.	2.5.1. Diversity and inclusion.
Human rights	Application of due diligence measures with regard to human rights. Prevention of the risks of violation of human rights and, where applicable, measures to mitigate, manage and repair possible abuses committed.	103	Management Approach to the Evaluation of Human Rights + Freedom of Association and Collective Bargaining + Child Labour + Forced or Compulsory Labour.	2.6.3.1. Risk Management. 2.7.2. Management of human rights: Our due diligence.
		102-16	Values, principles, standards, and norms of behaviour.	2.2. Ethics and compliance.
		102-17	Mechanisms for advice and concerns about ethics.	2.2.3.3. Complaint and remedy mechanisms: whistleblower channel and Responsible Business channel. 2.2.3.6. Internal control.
		412-3	Significant investment agreements and contracts that include human rights clauses or that underwent human rights screening.	2.7.2. Management of human rights: Our due diligence.
		412-2	Employee training on human rights policies or procedures.	2.2.3.2. Training. 2.7.2. Management of human rights: Our due diligence.
		412-1	Operations that have been subject to human rights reviews or impact assessments.	2.7.2. Managing human rights: Our due diligence.
	Reports of cases of violation of human rights.	406-1	Incidents of discrimination and corrective actions taken.	2.2.3.3. Complaint and remedy mechanisms: whistleblower channel and Responsible Business channel.
	Promotion and fulfilment of the provisions of the fundamental conventions of the International Labour Organization related to respect for freedom of association and the right to collective bargaining.	407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk.
2.5.6. Social dialogue.
2.6.3.1. Risk Management.

Direct answer: During the 2020 financial year, there have been no operations in which the rights of employees/suppliers to exercise freedom of association were violated.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	270

2020 Consolidated Management Report 2. Non Financial Information Statement

Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
The elimination of discrimination in employment and occupation.	103	Management Approach to Non-Discrimination.	2.1.1 Sustainability governance.
2.2.3.3. Complaint and remedy mechanisms: whistleblower channel and Responsible Business channel.
2.5.1. Diversity and inclusion.
2.5.4. How to assess effort: remuneration policy.
2.7.3. Priority issues.
2.13.4. Material issues analysed.
2.13.7. Commitment to the UN Global Compact.
		406-1	Incidents of discrimination and corrective actions taken.	2.2.3.3. Complaint and remedy mechanisms: whistleblower channel and Responsible Business channel.
The elimination of forced or compulsory labour.	409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labour.	2.6.2. Strategy and Governance.
2.6.3.1 Risk management.
2.7.2. Management of human rights: Our due diligence.
2.7.3. Priority issues.

Direct answer: During the 2020 financial year, there have been no operations with a significant risk of child or forced labour.
The effective abolition of child labour.	408-1	Operations and suppliers at significant risk for incidents of child labour.	2.6.2. Strategy and Governance.
2.6.3.1 Risk management.
2.7.2. Management of human rights: Our due diligence.
2.7.3. Priority issues.

Direct answer: During the 2020 financial year, there have been no operations with a significant risk of child or forced labour.
Corruption and bribery	Measures adopted to prevent corruption and bribery.	103	Management Approach to Anti-Corruption.	2.1.1 Sustainability governance. 2.2.3. Lines of Action.
		102-16	Values, principles, standards, and norms of behaviour.	2.1.1 Sustainability governance. 2.2.3. Lines of Action.
		102-17	Mechanisms for advice and concerns about ethics.	2.2.3.3 Complaint and remedy mechanisms: whistleblower channel and Responsible Business channel.
		205-1	Operations assessed for corruption-related risks.	2.2.3.6 Internal Control.
		205-2	Communication and training about anti-corruption policies and procedures.	2.2.3.1 Compliance. 2.2.3.2 Training. 2.2.4.4 Country by Country reporting. 2.2.5 Milestones 2020 and Challenges 2021.
		205-3	Confirmed incidents of corruption and actions taken.	2.2.3.3 Complaint and remedy mechanisms: whistleblower channel and Responsible Business channel.
	Measures to combat money laundering,	205-2	Communication and training about anti-corruption policies and procedures.	2.2.3.1 Compliance.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	271

2020 Consolidated Management Report 2. Non Financial Information Statement

Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
	Contributions to non-profit foundations and entities.	103	Management Approach to Anti-Corruption.
Direct answer:
Telefónica's contribution to Fundación Telefónica in 2020 was €57 million. Of this, €1 million comes from the irrevocable commitment of contributions that was signed in 2015 and €56 million are new approvals that have been recorded as expenditure for the 2020 financial year. Contributions in kind include the transfer of the right of temporary usufruct free of charge in favour of Fundación Telefónica over the Espacio Escuela 42 and the donation in kind of various assets and rights for a value of €0.95 million. During the financial year 2019, cash payments were made amounting to €47.5 million and contributions in kind amounting to €0.2 million.

Atam is an association created by Telefónica whose objective is to support people with disabilities. It is a mutually supportive and collaborative organisation. It is a non-profit entity that was incorporated more than 40 years ago and has been declared a Public Utility. It is organised as a Social Protection System for people suffering from disabilities and/or dependency. Telefónica’s contribution in 2020 was €7.08 million. In 2018 and 2019 it was €7.48 million in each year.

Society	Commitments of the company to sustainable development
	The impact of the company's activity on local employment and development.	103	Management Approach to Local Communities + indirect economic impacts.	2.8. Contribution to communities: Impacts and SDGs.
		203-1	Infrastructure investments and services supported.	2.8.3.1. Helping society to prosper.
		203-2	Significant indirect economic impacts.	2.8.3.1. Helping society to prosper.
		413-1	Operations with local community participation, impact assessments and development programmes.	2.8. Contribution to communities: Impacts and SDGs.
	The impact of the company's activity on the local populations and the territory.	203-1	Infrastructure investments and services supported.	2.8.3.1. Helping society to prosper.
		203-2	Significant indirect economic impacts.	2.8.3.1. Helping society to prosper.
		411-1	Cases of violations of indigenous peoples’ rights.	2.7. Human rights.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	272

2020 Consolidated Management Report 2. Non Financial Information Statement

Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
		413-1	Operations with local community participation, impact assessments and development programmes.	2.8. Contribution to communities: Impacts and SDGs.
		413-2	Operations with significant negative impacts - actual and potential - on local communities.	2.7. Human rights.
	The relations maintained with the agents of the local communities and the forms of dialogue with them.	103	Management Approach to Local Communities.	2.7.3.3. Network deployment. 2.7.7. Relations with communities. Electromagnetic fields.
		102-43	Approach to stakeholder engagement.	1.3.1. Our relations with our stakeholders. 2.13.1. Telefónica’s stakeholders. 2.13.2. Types of engagement and relations with our stakeholders.
		413-1	Operations with local community participation, impact assessments and development programmes.	2.7. Human rights.
	Association or sponsorship actions.	102-12	External initiatives.	2.13.6. Principles for preparing the Statement of Non-Financial Information (EINF).
		102-13	Membership of associations.	2.13.9. Collaborations with other associations.
Subcontracting and suppliers
* The inclusion in the procurements policy of social, gender equality and environmental issues.
* Consideration in relations with suppliers and subcontractors of their social and environmental responsibility.
		102-9	Supply chain.	2.6.1. Suppliers: Introduction. 2.6.2. Strategy and governance. 2.6.3.1. Risk management. 2.6.3.2. Engagement with suppliers.
		102-10	Significant changes to the organization and its supply chain.	2.13.5. Structure and perimeter of the non-financial information section.
		103	Supplier environmental assessment + Supplier social assessment + acquisition practices.	2.6.3.1 Risk management.
		308-1	Supplier environmental assessment.	2.6.1. Suppliers: Introduction. 2.6.3.1 Risk management.
		204-1	Proportion of spending on local suppliers.	1.6.3. Advancing towards a more sustainable world. 2.6.1. Suppliers: Introduction. 2.6.3.1 Risk management. 2.8.3.1 Helping society to prosper.
		414-1	Supplier social assessment.	2.6.1. Suppliers: Introduction. 2.6.3.1 Risk management.
	Supervision and audit systems and their results.	103	Management approach to acquisition practices.	2.6.1. Suppliers: Introduction. 2.6.2. Strategy and Governance. 2.6.3.1 Risk management.
		414-1	New suppliers that were screened using social criteria.	2.6.3.1 Risk management.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	273

2020 Consolidated Management Report 2. Non Financial Information Statement

Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
414-2	Negative social impacts in the supply chain and actions taken.	2.6. Suppliers/2.6.3.1. Risk Management
If we focus our risk analysis only on the assessment of specific social impacts, given the product or service they supply, we have 1,941 suppliers with significant potential or actual negative social impacts.
Consumers
Measures for the health and safety of consumers.	103	Management Approach to Health and Safety of customers + Marketing and labelling + Customer privacy.	1.10.1.2. Innovation in Cognitive Marketing.
2.3.2. Responsibility to Customers: Our approach and performance.
2.3.4. Measures for the health and safety of customers.
2.4.2. Privacy.
2.7.3.4. Children and minors.
2.7.7. Relations with communities. Electromagnetic fields.
		416-1	Assessment of the health and safety impacts of product and service categories.	2.3.4. Measures for the health and safety of customers.
	Complaint systems, complaints received and their resolution.	103	Management Approach to Health and Safety of customers + Marketing and labelling + Customer privacy.	2.3.2. Responsibility to Customers: Our approach and performance. 2.4.2.4. Lines of action. 2.7.2. Management of human rights: Our due diligence.
		416-2	Incidents of non-compliance concerning the health and safety impacts of products and services.	2.3.4. Measures to ensure customer health and safety.
		418-1	Substantiated complaints regarding concerning breaches of customer privacy and losses of customer data.	2.4.7. Milestones 2020 and Challenges 2021.
Tax information
	Profit obtained country by country. Taxes on profits paid.	207-1	Management Approach to economic performance + quantitative data of taxes and profits.	2.2.4. Fiscal transparency. Direct answer: the figure for income taxes paid for 2019 and 2020 is included in note 28 of the CCAACC. 2.8. Contribution to communities: Impacts and SDGs.
		207-2	Fiscal governance, control and risk management.
		207-3	Stakeholder engagement and management of tax concerns.
		207-4	Presentation of reports country-by-country.
	Public subsidies received.	103	Management Approach to economic performance + quantitative data of taxes and profits.	Direct answer: The figure for subsidies relating to 2019 and 2020 are incorporated into the Consolidated statements of cash flows (capital grant receipts) of the years ended 31 December of the Consolidated Financial Statements.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	274

2020 Consolidated Management Report 2. Non Financial Information Statement

Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
Other significant disclosures	Other general disclosures.	102-18	Governance structure.	4.1.1. Corporate Governance System. 4.4.1. Board of Directors.
		102-19	Delegating authority.	4.1.1. Corporate Governance System.
		102-20	Executive-level responsibility for economic, environmental, and social issues.	2.1.1. Sustainability governance.
		102-21	Consulting stakeholders on economic, environmental, and social issues.	1.3.1. Our relations with our stakeholders.
		102-22	Composition of the highest governance body and its committees.	4.1.1. Corporate Governance System. 4.4.1. Board of Directors.
		102-23	Chair of the highest governance body.	Direct answer: José María Álvarez-Pallete.
		102-24	Nominating and selecting the highest governance body.	4.4.1. Board of Directors.
		102-25	Conflicts of interest.	4.5.2. Conflicts of interest.
		102-26	Role of highest governance body in setting purpose, values, and strategy.	2.1.1. Sustainability governance.
		102-27	Collective knowledge of highest governance body.	2.1.2. Culture aligned with Ethical and Sustainable Management.
		102-28	Evaluating the highest governance body’s performance.	4.4.1. Board of Directors.
102-29	Identifying and managing economic, environmental, and social impacts.	1.3.3. Ongoing dialogue.
1.4.1. We connect people.
2.3.3. Responsible design.
2.6.3.1. Risk Management.
2.7.2. Management of human rights: Our due diligence.
2.7.3. Priority issues.
2.7.4. Human Rights by Design.
2.8.2. Model for assessing our contribution and impact.
2.9.4. Environmental Management.
		102-30	Effectiveness of risk management processes.	2.1.1. Sustainability governance. 3.1. Risk management and control model.
		102-31	Review of economic, environmental, and social issues.	2.1.1. Sustainability governance.
		102-32	Highest governance body’s role in sustainability reporting.	2.1.1. Sustainability governance. 2.13.6 Principles for preparing the Statement of Non-Financial Information (EINF).
		102-33	Communicating critical concerns to the highest governance body.	2.1.1. Sustainability governance.
		102-34	Nature and total number of critical concerns.	1.3.2. Material aspects of our business.

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	275

2020 Consolidated Management Report 2. Non Financial Information Statement

Areas	Content	Reporting criteria	GRI description	Reference/location 2020	GRI omissions
		102-37	Stakeholders’ involvement in remuneration.	4.6. Remuneration.
		102-40	List of stakeholder groups.	2.13.1. Telefónica’s stakeholders.
		102-42	Identifying and selecting stakeholders.	2.3.1. Approach. 2.13.1. Telefónica’s stakeholders.
		102-43	Approach to stakeholder engagement | Key topics and concerns raised.	2.13.2. Types of engagement and relations with our stakeholders.
		102-44	Key topics and concerns raised.	1.3.2. Material aspects of our business.
		102-45	Entities included in the consolidated financial statements.	2.13.5. Structure and consolidation perimeter of non-financial information.
		102-46	Defining report content and topic Boundaries.	2.13.6. Principles for preparing the Statement of Non-Financial Information (EINF).
		102-47	List of material topics.	1.3.2. Material aspects of our business. 2.13.4 Material issues analysed.
		102-48	Restatements of information.	2.13.5. Structure and consolidation perimeter of non-financial information.
		102-49	Changes in reporting.	2.13.5. Structure and consolidation perimeter of non-financial information.
		102-50	Reporting period.	Direct answer: the year 2020.
		102-51	Date of most recent report.	Direct answer: February 2020.
		102-52	Reporting cycle.	Direct answer: annual.
		102-53	Contact point for questions regarding the report.	Direct answer: Global Corporate Ethics and Sustainability Department at Telefónica.
		102-54	Claims of reporting in accordance with the GRI Standards.	2.13.6. Principles for preparing the Statement of Non-Financial Information (EINF).
		102-55	GRI content index.	2.13.11. Compliance T from able Law 11/2018 of 28 December - GRI Standards.
		102-56	External assurance.	Direct answer: External verification performed by PricewaterhouseCoopers Auditores, S.L.

All GRI aspects related to the indicators included in this table are considered material to the Company except 301: Materials, 303: Water and effluents, 401: Employment. However, indicators 301-1, 301-3, 303-3, 303-5 and 401-1 are considered relevant for reporting purposes and therefore the Company provides information in this respect.
This report uses GRI standards under 2016 version, except in the following: 207: Tax (2019), 303: Water and effluents (2018) and 403: Occupational Health and Safety (2018).

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	276

2020 Consolidated Management Report 2. Non Financial Information Statement
2.13.12 SASB compliance table

Table 1. Sustainability disclosure issues and accounting metrics:

Topic	SASB Code	Metric	Telefónica's response / Comment
Environmental footprint of operations	TC-TL-130a.1	Total energy consumed (GJ)	24,709,419
		Percentage of grid electricity out of total energy consumption.	95.3
		Percentage renewable energy out of total energy consumption.	71.7
Data privacy	TC-TL-220a.1	Description of policies and practices relating to behavioral advertising and customer privacy.	The description of our privacy strategy, governance, policies and action lines can be found in the Digital Trust Chapter (see 2.4.2.1, 2.4.2.2, 2.4.2.3. and 2.4.2.4.).
	TC-TL-220a.2	Number of customers whose information is used for secondary purposes.	Telefónica, in accordance with current legislation, carries out additional processing of customer data such as anonymisation to generate aggregate statistical information.
	TC-TL-220a.3	Total amount of monetary losses as a result of legal proceedings associated with customer privacy.	€328,594 of fines for data protection issues (see table of indicators at the end of Chapter 2.4.).
	TC-TL-220a.4	Number of law enforcement requests for customer information.	In 2020, a total of 4,193,120 requests by the competent authorities for customer information (lawful interceptions and access to metadata) have been registered (see Chapter 2.4.2.4.).
		Number of customers whose information was requested.	6,025,744 of accesses/customers affected by requests for customer information (lawful interceptions and access to metadata) by the competent authorities (see Chapter 2.4.2.4.).
		Percentage resulting in disclosure.	99% of requests for customer information (lawful interceptions and access to metadata) by competent authorities have been executed (see Chapter 2.4.2.4.).
Data security	TC-TL-230a.1	Number of data breaches.	During 2020, 1 single high-impact security incident was managed. We consider high-impact incidents to be those classified as serious incidents that meet globally determined criteria (e.g. economic impact, legal impact, impact on services, media coverage or having to be reported to a public cybersecurity body) (see Chapter 2.4.3.4.).
Percentage involving personally identifiable information.	0%
In the high impact security breach, there was no leakage of customer data and existing response protocols were followed. It did not involve communication to regulatory bodies as no personal data were involved (see Chapter 2.4.3.4.).

Number of customers affected.	0 customers affected.
In the high impact security breach, there was no leakage of customer data and existing response protocols were followed. It did not involve communication to regulatory bodies as no personal data were involved (see Chapter 2.4.3.4.).

	TC-TL-230a.2	Description of approach to identifying and addressing data security risks, including use of third-party cybersecurity standards.	The description of our security strategy, governance, policies and action lines can be found in the Digital Trust Chapter (see 2.4.3.1, 2.4.3.2, 2.4.3.3. and 2.4.3.4.).
Product end-of life management	TC-TL-440a.1	Materials recovered through take-back programs, percentage of recovered materials that are: •Total recovered (tonnes)	7,534
		•Reused (%)	25%
		•Recycling (%)	74%
		•Deposited in landfills (%)	0.1%

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2020 Consolidated Management Report 2. Non Financial Information Statement

Competitive behavior & open internet	TC-TL-520a.1	Total amount of monetary losses as a result of legal proceedings associated with anti-competitive behavior regulations.	€0 No fines for anti-competitive practices were paid in 2020.
	TC-TL-520a.2 (*)	Actual average sustained download speed in Megabits per second (Mbps) of own and commercially partnered content.	ADSL 15,426 Mbps - FTTH 582,547 Mbps [There is no different evaluation between associated and non-associated content]
Actual average sustained download speed in Megabits per second (Mbps) of non-associated content.
	TC-TL-520a.3	Description of risks and opportunities associated with net neutrality, paid peering, zero rating and related practices.	Telefónica has defined its policy in the Digital Deal (https://www.telefonica.com/en/web/public-policy/telefonica-digital-deal).
Managing systemic risks from technology disruptions	TC-TL-550a.1 (*)	Average system outage frequency (fixed line network).	1.41h.
		Average duration of customer interruption (fixed line network).	1.21h.
	TC-TL-550a.2	Discussion of systems to provide unimpeded service during outages.	See chapters on Customer - Network Availability and Digital Trust - Service Continuity.
(*) Data corresponding to Telefonica Spain.
Table 2. Activity Metrics

SASB Code	Metric	Telefónica's response / Comment
TC-TL-000.A	Total number of mobile accesses (millions).	266,287
TC-TL-000.B	Total number of fixed line accesses (millions).	28,243
TC-TL-000.C	Number of fixed broadband subscribers (millions).	20,077
TC-TL-000.D	Network traffic in petabytes.	87,770

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	278

Telefónica, S.A. and subsidiaries

Independent Verification Report of Non-financial Information report

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent Verification Report

To the shareholders Telefónica, S.A.:

Pursuant to Article 49 of the Code of Commerce, we have verified, under a limited assurance scope, the accompanying Non-Financial Information Statement (hereinafter "NFS") for the year ended 31 December 2020 of Telefónica, S.A. (the Parent company) and subsidiaries ("Telefónica" or "the Group") which forms part of Telefónica's 2020 Consolidated Management's Report ("CMR").

The content of the NFS includes additional information to that required by current commercial legislation on non-financial reporting which has not been covered by our verification work. In this respect, our work has been restricted solely to verifying the information identified in the table included in the section "2.13.11 Compliance Table Law 11/2018, of 28 December - GRI Standards" in the accompanying NFS.

Likewise, we have carried out a moderate assurance engagement of the application of the principles of inclusivity, materiality, responsiveness and impact, related to the information included in the section "1.3.Materiality" of the CMR in accordance with the provisions of the 2018 AccountAbility Principles Standard AA1000 (AA1000AP) issued by AccountAbility.

Responsibility of the directors

The preparation of the NFS included in Telefónica's CMR, and the content thereof are responsibility of the board of directors of Telefónica, S.A. The NFS has been drawn up in accordance with the provisions of current commercial legislation and with the Sustainability Reporting Standards of the Global Reporting Initiative ("GRI Standards") in accordance with the Comprehensive Option, in line with the details provided for each matter in the table included in the section "2.13.11 Compliance Table Law 11/2018, of 28 December - GRI Standards" included in CMR's Annex.

This responsibility also includes the design, implementation and maintenance of the internal control that is considered necessary to ensure that the NFS is free from material misstatement, due to fraud or error.

The directors of Telefónica, S.A. are also responsible for defining, implementing, adapting and maintaining the management systems from which the information required to prepare the NFS is obtained, and for the application of AA1000AP (2018) principles.

Our independence and quality control

We have complied with the independence requirements and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants ("IESBA") which is based on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Our firm applies the International Standard on Quality Control 1 (ISQC 1) and therefore has in place a global quality control system which includes documented policies and procedures related to compliance with ethical requirements, professional standards and applicable legal and regulatory provisions.

The engagement team has been formed by professionals specialising in non-financial information reviews and specifically in information on economic, social and environmental performance.

Our responsibility

Our responsibility is to express our conclusions in an independent limited assurance verification report based on the work carried out. Our work has been aligned with the requirements set by the current International Standard on Assurance Engagements 3000 Revised, Assurance Engagements Other than Audits or Reviews of Historical Financial Information (ISAE 3000 Revised) issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) and with the Guidelines for verification engagements on non-financial statements issued by the Spanish Institute of Auditors ("Instituto de Censores Jurados de Cuentas de España"). We have also carried out our moderate assurance engagement (type 2) in accordance with AA1000 Assurance Standard v3 issued by AccountAbility.

In a limited assurance engagement, the procedures performed vary in terms of their nature and timing of execution and are more restricted than those carried out in a reasonable assurance engagement. Accordingly, the assurance obtained is substantially lower.

Our work has consisted of posing questions to management and several Telefónica's units that were involved in the preparation of the NFS, in the review of the processes for compiling and validating the information presented in the NFS and in the application of certain analytical procedures and review sampling tests, as described below:

- Meetings with Telefónica personnel to ascertain the business model, policies and management approaches applied and the main risks related to these matters, and to obtain the information required for the external review.
- Analysis of the scope, relevance and integrity of the content included in the NFS based on the materiality analysis carried out by Telefónica and described in the "1.3. Materiality" section, and considering the content required under current commercial legislation.
- Analysis of the procedures used to compile and validate the information presented in NFS for 2020.
- Review of information concerning risks, policies and management approaches applied in relation to material issues presented in the NFS for 2020.
- Analysis of the documentation and actions related to the application of the inclusivity, materiality, responsiveness and impact principles of the AA1000AP (2018).
- Verification, through sample testing, of the information relating to the content of the NFS for 2020 and its adequate compilation using data supplied by Telefónica's information sources.
- Regarding the indicators on energy consumption and greenhouse gas emissions, we have reviewed that they have been verified by an independent third party in accordance with the ISO 14064-3 standards and we have evaluated the competence, capabilities and objectivity of the verification team and the adequacy of its work based on a review of the work planning activities and reports issued.
- Obtainment of a management representation letter from the directors and the Parent company's management.

2

Conclusions

Based on the procedures performed and the evidence we have obtained, no matters have come to our attention which may lead us to believe that:

- Telefónica's NFS for the year ended 31 December 2020 has not been prepared, in all of their significant matters, in accordance with the provisions of current commercial legislation and with the GRI Standards in accordance with the Comprehensive Option, in line with the details provided for each matter in the table included in the section "2.13.11 Compliance Table Law 11/2018, of 28 December - GRI Standards" in the accompanying NFS.

- The information included in the section "1.3. Materiality" of the Telefónica's CMR, regarding the application of the principles of inclusivity, materiality, responsiveness and impact, has not been prepared, in all of their significant matters, in accordance with the provisions of the AA1000AP (2018).

Recommendations

Regarding the observations and recommendations for improvement which have arisen from the implementation of our assurance engagement, we proceed to suggest some recommendations which seek to empower the application of the principles of inclusivity, materiality, responsiveness and the impact of the AA1000AP Standard (2018). Nevertheless, these improvements do not modify the limited or moderate nature of this assurance engagement report.

Inclusivity

Telefonica, under section 1.3.1. "Our relations with our stakeholders" of the CMR, includes information about the Company's relationship with its main stakeholders. Thanks to the activity performed by the Responsible Business Panel, through the Advisory Panel and Extended Panel, channels of direct communication with stakeholders have been identified and established. In 2020, due to the global pandemic situation, the Extended Panel was held to collect the different opinions of stakeholders from some of the Group's main locations, specifically, in Spain, Brazil and the UK.

In this sense, for the year 2021, it is recommended to expand the mentioned Panel and adapt it adapt it to the rest of the Group's perimeter, integrating in this process the feedback from stakeholders in Germany and the most representative countries of Latin America.

Likewise, it is recommended to contrast and check the concerns of the stakeholders identified in the Responsible Business Panel with those collected by alternative sources, such as customer service, employee complaints channel, supplier portal or performance indicators like the NPS (which measures willingness of a Telefónica customer to recommend products/services under the Movistar, O2 and Vivo brands) or eNPS (which measures how likely the group's employees would recommend Telefónica as a place to work).

Materiality

The context of 2020, characterized by changes resulting from the pandemic in the functioning of markets and society, has undoubtedly impacted the expectations of these stakeholders. In order to find out how the pandemic has influenced materiality, Telefónica has carried out different specific consultation processes, focusing on non-financial areas closely related to COVID and how this may have impacted them. Furthermore, the context of the year 2020 is characterized by the fact that non-financial information is becoming increasingly relevant due, to the demand for information from different stakeholders, including regulators or investors, among others.

3

In this sense, it is recommended, for successive years, to implement the concept of double materiality. Directive 2014/95/EU already incorporates this element and urges companies to consider how non-financial aspects impact the entity's situation and results (External-to-internal perspective) and how society impacts the environment in a broad sense (including social and environmental aspects, protection of human rights...) and, therefore, how the entity impacts the different stakeholders (internal-to-external perspective).

Responsiveness

In line with the previous point in which the growing demand for information by the regulator was mentioned, it should be noted that The European Securities and Markets Authority (ESMA), in its annual Public Statement in which it defines the common European priorities for application for financial reports, it equates the relevance of reporting financial information with that of non-financial information.

In this sense, it is recommended that the Group continues working on including sustainability in its strategy, in such a way that Telefónica effectively integrates non-financial aspects in addition to financial aspects in its Strategic Plan.

Impact

During 2020 fiscal year, the Group has collected the same performance indicators (KPIs) as last year, updating the process to establish materiality to incorporate the principle of impact into the management and ongoing relationship with its stakeholders which has allowed it to evaluate its performance in terms of impact compared to the previous year.

Given the current context and possible changes in stakeholder expectations, it is recommended that Telefónica carries out a periodic review of the selected performance indicators to assess whether they adequately cover the information needs of stakeholders. Likewise, it would be positive if it were to incorporate new KPIs that better capture and measure real and potential positive and negative impacts.

Finally, it is recommended to integrate in its information, in a more explicit way, the main results and explanation of the evolution of the KPIs that monitor and communicate the management approach carried out in the exercise in terms of stakeholders management.

Use and distribution

This report has been drawn up in response to the requirement laid down in current Spanish commercial legislation and therefore might not be suitable for other purposes or jurisdictions.

PricewaterhouseCoopers Auditores, S.L.

Pablo Bascones

25 February 2021

AA1000
Licensed Report
000-42 / V3-00803

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2020 Consolidated Management Report 2. Non Financial Information Statement

AENOR
Confía

Verification Statement of AENOR for Telefónica on the Inventory of greenhouse gas emissions corresponding to the year 2020

DOSSIER: 2009/1123/GEN/01

Introducción

Telefónica (hereinafter the company) commissioned AENOR INTERNACIONAL, S.A.U. (AENOR) to make a limited revision of the inventory of greenhouse gases (GHG) of its activities included in the GHG report of 2020, which is part of this Declaration.

AENOR is accredited by Entidad Mexicana de Acreditación (OVVGEI 004/14) (issue date: 31/10/2014), update date 29/11/2019), according to ISO 14065:2013, to conduct GHG verifications according to ISO 14064-3:2006 in the Energy and Waste Sector.

Inventory of GHG emissions issued by the Organisation: Telefónica, C/ Ronda de la Comunicación, Distrito Telefónica, Madrid

Representatives of the Organisation: Maya Ormazábal Herrero/Camilo Andrés Guarín García, Climate Change and Energy Efficiency Office of Telefónica.

Telefónica was responsible for reporting its GHG emissions considered in accordance with the reference standard ISO 14064-1:2006.

Objective

The objective of the verification is to provide the interested parties with an independent and professional opinion on the information and data contained in the above mentioned GHG Report issued by Telefónica.

Scope of the Verification

The GHGs and emissions sources considered as well as the organizational boundaries from the activities of Telefónica included in the GHG inventry are described below.

The GHG inventory of the organization includes the following GHGs: CO_2, CH_4, N_2O, HFCs and HCFCs.

For the verification process, a control approach is considered, under which Telefónica accounts for emissions attributable to the operations and facilities over which it exercises operational control.

Facilities is understood as base stations, technical buildings, vehicle fleets, office buildings, call centers and stores. Under this approach, the scope of the geographic verification is established for the following countries where the Telefónica Group operates:

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Organizational and geographic boundaries		
Europe	**Latin America**	**Telxius Group** (except for Spain)
Spain	Argentina (fixed and mobile networks)	Telxius Cable America (Uruguay)
Fixed and mobile networks	Brazil (fixed and mobile networks)	Telxius Cable Argentina
Telefónica Audiovisual Digital, S.L.U. (TAD)	Chile (fixed and mobile networks)	Telxius Cable Bolivia
Corporate Buildings	Colombia (fixed and mobile networks)	Telxius Cable Brazil
Distrito Telefónica	Ecuador (mobile network)	Telxius Cable Chile
Diagonal Building	Mexico (mobile network)	Telxius Cable Colombia
Gran Vía Building	Peru (fixed and mobile networks)	Telxius Cable Ecuador
Boecillo Building	Uruguay (mobile network)	Telxius Cable Guatemala
Telxius Group (in Spain)	Venezuela (mobile network)	Telxius Cable Panama
Telxius Cable Spain		Telxius Cable Peru
Telxius Towers Spain		Telxius Cable Puerto Rico
Germany (fixed and mobile networks)		Telxius Cable Dominican Republic
United Kingdom (fixed and mobile networks)		Telxius Cable USA

Direct, indirect activities and exclusions from the verification.

- Scope 1- Direct GHG emissions
- Scope 2 – Energy indirect GHG emissions
- Scope 3- Other indirect emissions:
    - Purchased goods and services
    - Capital goods

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2020 Consolidated Management Report 2. Non Financial Information Statement

- Fuel- and energy-related activities (not included in scope 1 or scope 2)
- Business travel
- Use of sold products

General Exclusions

The following GHG emissions sources have been excluded:

- CH_4 and N_2O emissions from mobile combustion sources.

The exclusions are justified based upon the criteria of low significance (<5%).

Base Year

Telefónica has selected 2015 as the base year for Scopes 1 and 2 y 2016 for Scope 3.

Materiality

For the verification it was agreed to consider as material discrepancies those omissions, distortions or errors that could be quantified and result in a difference of more than 5% with respect to the total of emissions declared.

Criteria

In general, the verification of the Greenhouse Gas Inventory Report has been carried out taking into account the requirements set out in the Greenhouse Gas Inventory Report:

a) ISO 14064-1:2006 Standard: Specification with guidance, at the level of organizations, for the quantification and reporting of greenhouse gas emissions and removals.

b) ISO 14064-3:2006 Standard: Specification with guidance for the validation and verification of greenhouse gas assertions

c) GHG Protocol: A Corporate Accounting and Reporting Standard (Revised Edition)

AENOR expressly disclaims any responsibility for investment or other decisions based on this statement.

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Conclusion

As a conclusion and according to the limited level of assurance agreed, AENOR states:

There is no evidence to suggest that Telefónica's information reported greenhouse gas emissions for the 2020 period is not a true and fair representation of the emissions from its activities.

Consistent with this Declaration, the emissions and energy consumption data finally verified are listed below:

Emissions data:

Year: 2020	**t CO_2e**
Scope 1: Direct GHG emissions	**212.682**
Scope 2: Energy indirect GHG emissions (Location-Based Method)	**1.396.941**
Scope 2: Energy indirect GHG emissions (Market-Based Method)	**530.684**
Scope 3: Other indirect GHG emissions (total)	**1.909.321**
○ Purchased goods and services	994.237
○ Capital goods	76.964
○ Fuel- and energy-related activities (not included in scope 1 or scope 2)	154.420
○ Business travel	10.513
○ Use of sold products	673.188

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2020 Consolidated Management Report 2. Non Financial Information Statement

AENOR
Confía

Year: 2020	t CO_2e
Biogenic emissions	**9.695**
Emissions offsets	**78.101**
Net Emissions [Scope 1 + Scope 2(market) - Emissions offsets]	**665.265**
Directed actions	**43.727**

Energy consumption data:

Year: 2020	
Total energy consumption (MWh)	6.863.728
Total electricity consumption (MWh) + Self-generation of renewable energy (MWh)	6.548.152
Fuel and District heating (MWh)	315.576
Consumption of electricity from renewable sources including self-generation (MWh)	4.918.373
% Renewable energy consumption of Telefónica's electricity consumption at its own facilities	87,50 %
Directed actions (MWh)	192.363

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Directed actions:

2020 Energy Efficiency Plan: In order to optimise the energy consumption of Telefónica's communications network, different actions have been implemented, among which the following stand out:

- Network transformation
- Cooling
- Modernization of power equipment
- Lighting
- Power Saving Features

Derived from the implementation of the 2020 Energy Efficiency Plan, a saving of **43.727 tCO2e** was achieved (equivalent to a saving of **192,363 MWh** in electricity consumption).

Lead Verifier: D. Jesús Carlos SAN MELITON SANZ

Technical Evaluator: D. Fernando SEGARRA ORERO

FERNANDO SEGARRA ORERO Firmado digitalmente por FERNANDO SEGARRA ORERO

Madrid, 12 February 2021

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2020 Consolidated Management Report 2. Non Financial Information Statement

2.14. Reasonable Assurance

2.14.1.Strengthening the control of Non-Financial Information
Telefónica is aware of the growing importance of non-financial information to its stakeholders. This is not only a growing demand from our customers and society as a whole, but also from investors and regulators. Specifically, in Spain, the revision of the Code of Good Governance in June 2020 recommends strengthening the powers of the audit committee by assigning it the supervision of the control and management systems for non-financial risks, ensuring that the internal control policies and systems are effectively applied in practice, in line with the guidelines established in 2017 with the CNMV’s Technical Guide 3/2017.
For this reason, in 2019 Telefónica began to design the System of Internal Control over Non-Financial Information ("SCIINF”). The project covers risk management, control activities, information and communication processes and oversight activities for the entire non-financial reporting process. The aim is to provide a control framework for the Non-Financial Information to be reported in the Telefónica Group’s Consolidated Management Report.
This project has materialised during 2020 in obtaining a reasonable assurance report from the external verifier, PwC, for six indicators:
•High-risk suppliers identified in the internal risk analysis (No.)
•High-risk suppliers assessed (%)
•Suppliers blocked due to ethical and sustainability issues (No.)
•Net Promoter Score (NPS) (%)
•Severe digital security breaches with impact on customers (No.)
•Privacy and data protection fines (No.)
As referred to in chapter "2.13.6. Principles for preparing the Statement of Non-Financial Information /(EINF)”, Telefónica reports non-financial information following the GRI and SASB standards and reference frameworks.

The reasonable assurance procedures performed by the external verifier covered the Telefónica Group’s main operators in Spain, Brazil, Germany and the United Kingdom for the purposes of the Telefónica Group Integrated Report as at 31 December 2020.
The Company will continue with the implementation of this project in order to strengthen its SCIINF.

Indicators included in Reasonable Assurance 2020
Indicator	Value(1)
High-risk suppliers identified in the internal risk analysis (No.)	662
High-risk suppliers assessed (%)	63
Suppliers blocked due to ethical and sustainability issues (No.)	9
Net Promoter Score (NPS) (%)	24
Severe digital security breaches with impact on customers (No.)	0
Privacy and data protection fines (No.)	13
of which they are the result of a security breach or incident (No.)	0

(1) Aggregate data for the companies Telefónica de España, Telefónica Germany, Telefónica UK and Telefónica Brazil and their subsidiaries, the scope of consolidation of which can be consulted in “Appendix I Scope of consolidation of the Consolidated Financial Statements 2020”.

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2020 Consolidated Management Report 2. Non Financial Information Statement

Criteria for the development and reporting of indicators
High-risk suppliers identified in the internal risk analysis
Total number of suppliers awarded during the reporting period that could pose a sustainability risk by supplying at least one of the products or services classified as high risk based on the analysis carried out at corporate level.

A product or service classified as high risk by the Telefónica Group is one whose arithmetic mean of the variables considered in the internal analysis exceeds 6.3 points, i.e. 70% of the maximum possible risk.

The Global Environment and Human Rights Area qualitatively assigns a risk level to each of the variables for each of the product categories traded, according to the following scores:
•High risk: 3 points
•Medium risk: 2 points
•Low risk: 1 point

The variables considered for the analysis are:

•Specific sustainability aspects in the supply chain, based on public/internal studies on the different applicable issues (labour conditions, health and safety, environmental, human rights, minerals from conflict zones, privacy and data protection, etc.) that may exist at the time of the analysis.
•Assessment according to the possible origin of the service or product (and its components). As a reference we use “The Human Rights Index” by Verisk Maplecroft, which shows us the level of risk in terms of Human Rights for the different countries from which the product/service comes.
•Assessment of the potential impact on Telefónica’s reputation. This impact will be greater the more closely related the service or product is to the value proposition (e.g. Products marketed under the Telefónica brand) and strategy and positioning (e.g. core business).

High-risk suppliers assessed	Total number of suppliers awarded in the year that have evaluations or are in the process of evaluation on the external EcoVadis platform over the total number of high-risk suppliers identified in the internal risk analysis.

EcoVadis (www.ecovadis.com) is an external provider of sustainability ratings used to evaluate and score suppliers on the aspects of environment, ethics, labour, human rights and sustainable procurement. EcoVadis may carry out evaluation processes for those suppliers that have either been identified as high risk in Telefónica’s internal analysis or have been selected voluntarily by the Company, regardless of the outcome of the internal risk analysis.
Suppliers blocked due to ethical and sustainability issues
Total number of suppliers blocked in the Global Procurement system for reasons of non-compliance with ethical or sustainability aspects:

•Blocking suppliers on grounds of non-compliance with ethical issues: based on the Dow Jones Risk & Compliance Watchlist, which provides detailed and up-to-date profile information on individuals and entities to identify suppliers considered to be at high risk of ethical conflicts or corruption. Telefónica preventively blocks all suppliers that have matches in the Watchlist in the variables: name, VAT number and country of the supplier. Subsequently, the Compliance Area conducts a qualitative analysis of the suppliers blocked preventively, and may unblock them or block them permanently. They are permanently blocked for serious reasons, such as corruption or financial crimes, war crimes, drug trafficking, terrorism, organised crime, or if they are related to third parties on sanctions lists.
•Blocking of suppliers on the grounds of non-compliance with sustainability aspects: based on the analysis of the EcoVadis assessment, suppliers with a score of less than 25/100 are blocked.

The supplier may have been blocked in the reporting period as well as in previous periods.

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2020 Consolidated Management Report 2. Non Financial Information Statement

Net Promoter Score (NPS)
NPS is defined as the willingness of a Telefónica customer to recommend products/services under the Movistar, O2 and Vivo brands.

The calculation refers to the % of customers classified as promoters (score of 9 and 10) minus the % of customers classified as detractors (score from 1 to 6 included).

To obtain the % of customers in each category (promoters and detractors), a survey of a sample of customers* is carried out and then weighted to represent the reality of Telefónica’s customers in each country/segment/sub-segment.

The weighting of the NPS results is based on the following variables:
•Global NPS: representativeness of each country’s net revenue budget in the current year.
•Total country NPS: representativeness of each segment’s net revenue budget in the current year. The segments differ according to the reporting country. Main segments include: mass market, corporate, SME, large accounts, Blau, O2, B2P, fixed line residential, prepaid mobile, postpaid mobile
•Segment NPS: according to the needs of each country and to guarantee a better representativeness of the sample, the shares in the study are sub-segmented according to the variables of total revenues of the previous year and accesses.

The reported NPS refers to the moving average of the last quarter of the year except for the country segments outlined below:
•Spain: The “key accounts” segment refers to the annual moving average.
•Brazil: The “companies” segment refers to the annual half-yearly average.
In addition, for specific cases where the required samples of a given segment are not reached, half-yearly averages are used to ensure the representativeness of the samples.
------------------------------------
*Sample size calculation:
To calculate the sample size needed in the NPS study for each of the segments, the following formula should be considered:
Where:
•n: sample size
•K= 1.96 (Reliability Factor associated with a confidence level of 95%)
•V ARNPS: Variance of NPS
•C.I. Desired Confidence Interval.

The calculation of the variance of the NPS is given by:
Where:
•%P: the percentage of Promoters, %N: the percentage of Neutrals and %D: the percentage of Detractors
•NPS = %P - %D

The segment level formula to be applied to calculate the standard error of the NPS is as follows:
Where:
•EE: Standard Error
•s: sample standard deviation. It is also the square root of the variance
•n: Sample size

The Standard Error for the weighted country total is calculated from the standard error of each segment and the respective segment weights:
Where:
•W: Weight of the segment in the country total
•EE: Standard Error

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2020 Consolidated Management Report 2. Non Financial Information Statement

Severe digital security breaches with impact on customers
Total number of breaches or digital security incidents classified as serious by the Telefónica Group that have compromised the security of customers' personal data that occurred as a result of a cyber threat or cyber attack.

A "digital security breach or incident" is understood to be any event that has real adverse effects on the security of networks and information systems and whose cause is a cyber threat.

Of these, those classified as serious (critical severity) are those that have a high impact on the Group company affected, meeting any of the following criteria:
•Estimated direct economic impact of more than 500,000 euros.
•Significant dissemination in the media and social networks, assessed by the local cybersecurity team.
•Affecting the continuity of a main service (mobile or fixed telephony, Internet, etc.), affecting more than 10% of users for at least one hour.
•Affection to more than 25% of the systems.
•Relationship with information leakage of customer or employee data provided that it has affected more than 5% of them. They may also be considered to have a high impact when, without reaching the threshold, they pose a high risk to the rights and freedoms of natural persons.
•Others (justification by the Security Director).

A "cyber threat" is understood as a potential cause of an unexpected incident, which may result in damage to an information asset or to the organization and whose action is carried out through the Internet or communication networks.

A "cyber-attack" is understood as the materialization of a cyber threat.

Privacy and data protection fines	Total number of final financial penalties on privacy and data protection related to customers, employees or others (e.g. potential customers, non-customer web users, etc.) issued by a Competent Authority and where there is no possibility of appeal under applicable local law.
Privacy and data protection fines as a result of a security breach or incident (No.)	In addition to the total number, those sanctions that meet the above definition and are also the consequence of a personal data breach are reported as a subset of the indicator called “Privacy and data protection fines”.

“Personal data breach” means a single event or series of unexpected or unwanted security events that have a significant likelihood of compromising business operations and threatening the security of information with respect to confidentiality, integrity or availability and that result in the accidental or unlawful destruction, loss or alteration of, or unauthorised disclosure of or access to, personal data transmitted, stored or otherwise processed or unauthorised disclosure of or access to such data, such as that resulting from lost or stolen devices, data leakage, ransomware or unintentional communications.

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Telefónica, S.A.

Independent reasonable assurance report
Non-financial indicators

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent reasonable assurance report

To the Board of Directors of Telefónica, S.A.:

We have carried out a reasonable assurance engagement on the non-financial indicators contained in the table "Indicators included in Reasonable Assurance 2020" in section "2.14.1 Strengthening the control of Non-Financial Information" (hereinafter "section 2.14.1") of the Consolidated Management's Report for 2020 of Telefónica S.A. and subsidiaries (hereinafter "CMR") related to the Telefónica group companies identified in Appendix I and operating in the markets of Spain, Brazil, Germany and United Kingdom, linked to its core business, which is mainly associated with the deployment of telecommunications networks and the management and marketing of services related to the networks (hereinafter "Telefónica's main operators"), for the year ended 31 December 2020, prepared in accordance with the "Criteria for the development and reporting of indicators", contained in section 2.14.1 and established by Telefónica S.A.

Responsibility of the directors

The directors of Telefónica S.A. are responsible for the preparation, content and presentation of the non-financial indicators prepared in accordance with the " Criteria for the development and reporting of indicators" contained in section 2.14.1. This responsibility includes the design, implementation and maintenance of the internal control that is considered necessary to enable the non-financial indicators to be free from material misstatement, whether due to fraud or error.

Telefónica S.A.' directors are also responsible for defining, implementing, adapting and maintaining the management systems from which the necessary information for the preparation of the non-financial indicators is obtained.

Our responsibility

Our responsibility is to issue a reasonable assurance report based on the procedures we have performed and the evidence we have obtained. We conducted our reasonable assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 Revised, "Assurance Engagements Other than Audits and Reviews of Historical Financial Information" (ISAE 3000 Revised), issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

A reasonable assurance engagement, in accordance with ISAE 3000 Revised, includes obtaining an understanding of the System of Internal Control over Non-Financial Information, assessing the risk that material weaknesses in the internal control may exist, that controls are not adequately designed or operating effectively, performing such tests and evaluating the design and implementation effectiveness of such system which are based on our professional judgment, and the performance of other procedures considered to be necessary.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es 1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

We believe that the evidence we have obtained provides a sufficient and appropriate basis for our opinion.

A summary of the procedures performed is described hereafter:

- Meetings and interviews with the managers and personnel of Telefónica S.A. and the various units of Telefónica's main operators involved in the preparation of section 2.14.1 of the Consolidated Management Report, including the responsible of obtaining, validating and compiling the information included therein.

- Analysis of the procedures and systems used to compile and validate the information presented in section 2.14.1 of the Consolidated Management Report.

- Analysis of the adaptation and presentation of the non-financial indicators to the " Criteria for the development and reporting of indicators" established by Telefónica S.A. and Telefónica's main operators, as well as the consistent application of mentioned criteria.

- Obtaining the original supporting documentation, quantitative or qualitative, obtained from the information management systems of Telefónica's main operators or from external sources, used in the preparation of the non-financial indicators.

- Performing tests in the design and effectiveness of the internal controls established in the process of compiling and validating the information included in the non-financial indicators.

- Performing substantive detailed testing on the non-financial indicators of Telefónica's main operators.

- Verification, by means of tests, based on the selection of a sample of quantitative information on the non-financial indicators of Telefónica's main operators. We have also checked that they are adequately compiled from the data supplied by the information sources of Telefónica's main operators.

- Obtainment of a management representation letter from the directors and the management of Telefónica S.A.

Our independence and quality control

We have complied with the independence requirements and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants ("IESBA") which is based on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

Our firm applies the International Standard on Quality Control 1 (ISQC 1) and therefore has in place a global quality control system which includes documented policies and procedures related to compliance with ethical requirements, professional standards and applicable legal and regulatory provisions

Opinion

In our opinion, the non-financial indicators of Telefónica's main operators for the year ended 31 December 2020 included in the table " Indicators included in Reasonable Assurance 2020" in section 2.14.1 of the CMR have been appropriately and reliably prepared, in all material respects, in accordance with the "Criteria for the development and reporting of indicators" contained in section 2.14.1 and established by Telefónica S.A.

2

Use and distribution

Our report is issued solely to the directors of Telefónica S.A., in accordance with the terms of our engagement letter. We accept no responsibility to parties other than the directors of Telefónica S.A.

This work does not constitute an account audit and is not subject to the current audit regulations in Spain and, accordingly, we do not express an audit opinion in accordance with those regulations.

PricewaterhouseCoopers Auditores, S.L.

Pablo Bascones

25 February 2021

3

pwc

Appendix I: Subsidiaries of Telefónica Group included in the report of section 2.14.1 Strengthening the control of Non-Financial Information

Telefónica Spain

Telefónica Germany

- Telefónica Germny Management GmbH.
- Telefónica Deutshland Holding A.G.
- Telefónica Germany GmbH & Co. OHG.
- TGCS Rostock GmbH.
- Telefónica Germany 1.Beteiligungs GmbH.
- Wayra Deutschlad GmbH.
- TCHIBO Mobilfuk GmbH & Co. KG.
- TCHIBO Mobilfunk Beteiligungs, GmbH.
- Telefónica Deutschland Finanzierungs GmbH.
- TGCS Nürnberg GmbH.
- TGCS Bremen GmbH.
- TGCS Hamburg GmbH.
- TGCS Berlin GmbH.
- TGCS Essen & Postdam GmbH.
- Telefónica Germany Next GmbH.
- Telefónica Germany Retail GmbH.
- Minodes GmbH.
- E-Plus Service GmbH & Co.
- AY YILDIZ Communications
- TFS Postdam GmbH.
- Telefónica Germany Zweite Mobilfunk Standortgesellschaft mbH
- Ortel Mobile GmbH.

Telefónica United Kingdom

- Giffgaff Ltd.
- Telefónica UK Ltd.
- O2 Networks Ltd.
- DX Communications Ltd.
- O2 Unify Ltd.
- Cellular Radio Ltd.
- Weve Ltd.
- O2 Cedar Ltd.
- Telefónica O2 Holdings Limited
- mmO2 plc
- O2 Holding Ltd. – HQ
- O2 Communications Ltd.
- O2 Redwood Ltd.
- O2 Secretaries Ltd.
- Cornerstone Telecommunications Infraestructure Ltd.
- Digital Mobile Spectrum Ltd.
- Telefónica UK Pension Trustee Ltd.
- The Mobile Phone Store Ltd.
- Statiq Ltd.
- Telefónica Europe People Services Ltd.

Telefónica Brazil

- Telefónica Brasil, S.A

2020 Consolidated Management Report 3. Risks

Chapter 3 RISKS _
3.1. Risk management and control model 3.2. Risk map and risk profile 3.3. Risk factors detail

2020 Consolidated Management Report 3. Risks
3.1. Risk management framework GRI 103, 102-15, 102 - 30

KEY POINTS

Aligning risks with the Group's strategy is essential to achieve our objectives, contributing to value creation.
The current context and the dynamic nature of technology and digitization, makes us constantly face new challenges and seek out new opportunities.
Our comprehensive risk management framework facilitates action against risks, both globally and in the main Group operating businesses.
3.1.1.Introduction and reference frameworks
Telefonica has a Risk Management Framework, based on the model established by the Committee of Sponsoring Organizations of the Treadway Commision (COSO)[1]. This framework has been implemented homogeneously throughout the Group’s main operations, so that the Company Managers, within their scope of action, can perform a timely identification, assessment, response and monitoring of the main risks
This model, which is inspired by best practices, facilitates the prioritization and development of coordinated actions against risks, both from a global Group perspective, and a specific focus on its main operations.
The Telefónica’s Business Principles specifically state that:

“ We establish appropriate controls to evaluate and manage all relevant risks to the Company” Extract from Responsible Business Principles of Telefónica

In this sense, the Company has a Risk Management Policy, approved by the Board of Directors, and a Corporate Risk Management Manual, both based on experience, best practices and Good Corporate Governance recommendations; contributing to the continuous improvement in business performance.
[1] COSO ERM framework, “Enterprise Risk Management - Integrating with Strategy and Performance”, released in September 2017 by the Committe of Sponsoring Organizations of the Treadway Commision (COSO). COSO is one of the most importance reference on internal control, enterprise risk management, and fraud deterrence

3.1.2. Risks and strategy
Telefónica Risk management remains embedded in our planning process and is fully aligned with our strategy, in line with the requirements of COSO ERM 2017

“The main risks are linked to the strategic objectives of the Company Program”

Go to the chapter on Strategy

Some of the risks most directly related to the Company's strategy relate mainly to the need for anticipation and adaptation, in an appropriate time, to constant technological changes and new forms of connectivity (e.g. IoT, "Internet of Things"), as well as changes in customer preferences in the industry.

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2020 Consolidated Management Report 3. Risks
3.1.3. Risks and Opportunities
We are a technology company that is at the heart of the digital revolution that we are living because the driving force behind that revolution is then connectivity we provide for our customers. Increasingly we are witnessing radical changes in a short time, this means that we encounter opportunities that will allow Telefónica to provide better services and improve the societies where it operates and for all the stakeholders with which it relates. Some examples of potential opportunities are highlighted bellow:
•Data traffic will continue to grow exponentially and this places infrastructure at the heart of this transformation and speaks to the relevance of our networks.
•We are living in a unique moment because never before in the history of humankind has technology advanced at this speed. It brings together virtual and augmented reality, the explosion of connectivity, the Internet of Things, biotechnology, robotics, blockchain, the softwarization of everything and the ramping-up of artificial intelligence.
•Need to accelerate digitalization across all economic
sectors (cloud, industry, remote working, education, health…) drives acceleration of 5G and Fiber.
•In a context of stricter environmental regulations, the transition towards a greener economy presents a clear opportunity for Telefonica, specifically in the positive impact from telecommunications products and services over our clients’ processes, allowing companies to save CO2 emissions by helping them optimize their operations, reducing waste and improving carbon footprint.
•Education also becomes a tool available to many people and a key piece in reducing the social-digital divide.
All this opens up a world of opportunities for our Company. However, this digital revolution has also highlighted the associated risks, that require new governance, for example, the proliferation of digital activity redoubles the importance of the debate about data ownership and privacy protection in the new digital age, as well as opening up new avenues for cyber threats and attacks, among other risky aspects.

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2020 Consolidated Management Report 3. Risks
3.1.4. Risk culture
In accordance with Telefónica's Risk Management Policy, one of the basic principles that guide this activity is: “Train and involve employees in the risk management culture, encouraging them to identify risks and actively participate in its mitigation.”
In this sense, Telefonica promotes the following actions:
•Communication: in order to spread, through the appropriate channels, the principles and values that should govern risk management.
•Training: to promote knowledge and involvement in the aforementioned values and risk management model.

“Training workshops and global awareness campaigns are developed to strengthen the risk management culture in the Company”

3.1.5. Risk Management Governance
Both the Telefonica’s Business Principles and the Risk Management Policy mentioned above, establish that the entire organization has the responsibility to contribute to the identification and management of risks. For the coordination of these activities, the following roles have been established:

Risk Management Governance

Risk owners
Risk Management Model Coordinators
Supervision of the Risk Management System
Global
Global risk owners
Risk Management Supervision
Audit and Control Committee
Telefónica
eRisk (*)
Local
OB's Steering Committees
Local risk owners
HISPAM

(*) Internal risk management tool

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2020 Consolidated Management Report 3. Risks
Supervision of the Risk management system

The Regulations of the Board of Directors of Telefónica, SA, establish that the primary duty of the Audit and Control Committee shall be to support the Board of Directors[2] in its supervisory duties; including the supervision of the risk management framework, including tax risks. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following: the types of risk facing the company; the setting of the risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialize; and the control and information systems to be used to control and manage the above-mentioned risks.

As a support for the development of these oversight activities by the Audit and Control Committee, a risk management function has been established, within the Internal Audit area, independent of the management, in order to promote, support, coordinate and monitor the implementation of the provisions of this Policy both at Group level and in its main operations.

[2] The profile of the Directors and their competences in the different matters are detailed in the Annual Corporate Governance Report.
For the purpose of ensuring an adequate supervision of the Telefónica's risk management framework by the Audit and Control Committee, various sessions are held within that committee, through:

•Overall presentations on the risk management model and the situation of the main risks, carried out by Internal Audit. Specifically, during 2020, two general presentations on risks have been made to the Audit and Control Committee of Telefónica.
• Specific presentations of the main risks made by those responsible for their management. Thus, during 2020, monographic sessions on strategic risks have been held, as well as in the areas of Systems and Network, People, Cybersecurity, Tax, Finance, Litigation and Privacy.
Likewise, the Audit and Control Committee periodically reports on these matters to the Board of Directors.
Risk Owner
Risk owners actively participate in the risk strategy and in the important decisions about their assurance and control. To this end, each of the identified risks will be assigned a person (normally a Director) accountable for the risk and its management, preparing a plan for its assurance and control (measures to avoid, mitigate or partially transfer the risks) and effectively monitoring its evolution.
Specifically, with respect to fiscal risks, the Group's Fiscal Directorate performs the fiscal control function through the Regional Fiscal Directorates, and the local fiscal control officers in the different subsidiaries in accordance with the principles defined in the Group's Fiscal Control Policy, approved by the Company's Board of Directors.
3.1.6.Tolerance or risk apetite
The Company has a level of risk tolerance or acceptable risk established at corporate level; which means its willingness to assume a certain level of risk, to the extent that allows the creation of value and the development of the business, achieving an adequate balance between growth, performance and risk.
For the risk assessment, the different typology of the risks that could affect the Company is considered, as described below:
•In general, tolerance thresholds are defined for all risks, by combination of impact and probability of occurence. These thresholds are updated annually based on the evolution of the main financial figures, both for the Group as a whole and for the main Telefonica companies.
•In the case of risks related to reputation, sustainability and compliance, a zero tolerance level is established.

3.1.7. Risk management process
The risk management process takes the Company’s strategy and objectives as a reference for the identification of the main risks that could affect its achievement. The process consists of four stages, which are described below:

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2020 Consolidated Management Report 3. Risks
Risks identification
The risks are identified by the managers, who consider both the factors that cause them and the effects they may have on the achievement of the objectives.
In this identification phase, risks associated with the strategic plan are considered, as well as potential “emerging risks”, meaning those risks that could eventually have an adverse impact on future performance; although its result and time horizon is uncertain and difficult to predict.
Risk assessment
The objective of the risk assessment is to establish the magnitude or relevance of risks, by considering both their eventual impact and their likelihood of occurrence.
For impact purposes, both the economic impact (quantified - whenever possible - in terms of operational Cash-flow, considering OIBDA plus CAPEX[3]) and the reputational impact (from the variables used in RepTrak[4]) are considered, as well as its potential impact on compliance.
[3] CAPEX: Capital Expenditure.
[4] Reptrack: Model developed by the Reputation Institute that allows evaluating how different stakeholders perceive the company.

Likewise, other qualitative additional factors are considered, such as the historical trend, the level of assurance or control; or the perspectives on their future evolution.

Risk response and action plans against risks
In addition to identification and assessment of the risks, the Risk Management Model considers reasonable response and monitoring mechanisms for said risks. In this sense, it contemplates procedures to respond to the new challenges that arise through the alignment between the strategic objectives and the risks that could affect the fulfillment of such objectives.
The different types of risk response are described below:

Global measures, mainly involving the use of financial derivatives, are undertaken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. In relation to tax risks, the main issues are identified are monitored. The Group uses Multinational insurance Programs, or insurance policies arranged locally in each country, to cover operational risks, depending on the type of risk and cover required.

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2020 Consolidated Management Report 3. Risks
Monitoring and reporting
In accordance with the diversity of the types of risk that may arise, the risk monitoring and response mechanisms include global initiatives, homogeneously promoted and coordinated throughout our main operations, and/or specific actions aimed at addressing particular risks in some of our companies.
Business Assurance Model
A management model based on the existing assurance allows prioritizing and being more specific in the actions to be carried out in the area of Risk Management and Internal Control.

3.1.8 Perspectives of the Risk Management Framework
To have a comprehensive model, oriented to the needs and the Group's own configuration, the ERM Framework considers a risk assessment through four complementary perspectives:

Bottom-up: it is based on the concept of Risk Self-Assessment (RSA), according to which managers are responsible for identifying and describing the specific risks of their area, as well as assessing them and defining an adequate response to them.

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2020 Consolidated Management Report 3. Risks
Top-down: this assessment is based on the cross-sectional analysis of those matters considered relevant and common to most of the Group's companies, complementing the previous bottom-up approach, thus having a global vision of the main risks of the Company as a whole.
Risks in Processes: support to process managers to identify and define their response to those risks that may affect the achievement of their objectives, with a transversal approach.
Project Risks: applicable to those internal projects of special relevance, usually related to transformation initiatives and with a transversal approach.
3.1.9. Digitalization of risk management
With the aim of managing and supervising risks, a Risk Management tool and a Dashboard have been developed, which facilitate the reporting, analysis, assessment and management of risk information within Telefónica Group. These tools are common for all Group Companies that report risks, and their main features are as follows:

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2020 Consolidated Management Report 3. Risks
3.2. Risk map GRI 103, 102-15

KEY POINTS

ESG risks are becoming increasingly relevant in our environment, considering aspects such as environmental impact, climate change or respect for human rights in our operations.
When identifying our risks, we also consider those emerging risks that could have an impact on the development of the Company or the sector in the long term.
The COVID-19 pandemic is having, and is expected to continue to have an impact on our risk profile.
Taking as a reference the objectives identified in the Company’s Strategic Plan, the risks that could affect the achievement of these objectives are identified, both from a global perspective (through the main global Group areas) and a local one (through local managers and the respective local Steering Committees).
An assessment of the impact and probability of the identified risks is made, which facilitates their prioritization and the definition of response plans to mitigate them, ensuring the necessary coordination between global and local initiatives in order to act against the risks.

Risk Heatmap

Strategic Plan
Global Areas
• Systems and network
• Customer
• Privacy
• Legal
• Regulation
• Strategy
• Sustainability
• Supply chain
• People
• Tax
• Finance
• Compliance
Basic Risks
1
2
3
4
5
OB´s (Local Areas & Executive Committees)
Specific Risks reported by tolerance level
+
Other minor risks at a local level
Based on the global heatmap, the main risks are disclosed
OBJECTIVES definition and ACTION PLANS execution
Associated RISKS

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2020 Consolidated Management Report 3. Risks
3.2.1. Telefonica’s risk catalogue
In order to facilitate the risk identification process by the management of the Company, the Telefónica Group has a general risks catalogue, which is updated periodically, and which allows the information to be homogenized and consolidated, and to comply with the internal and external reporting requirements on the main risks.
Telefónica's risk catalogue considers the following four risk categories:

Risk categories
Business
Risks related to the sector and especially to the company's strategy, such as adaptation to the client's mentality, technological innovation, competition, the regulatory framework, privacy, as well as events that affect the sustainability and reputation of the company.
Operational
Risks derived from events caused by the inadequacy or failures of the network and computer systems, security, customer service, human resources, as well as operational management.
Financial
Risks derived from adverse movements in the economic environment or financial variables, and the inability of the company to meet its commitments or make its assets liquid, including tax issues.
Legal and of normative compliance
Risks related to litigation and regulatory compliance, including compliance with anti-corruption legislation.

This catalogue adapts to the evolution in the typology of the main risks, revealing a growing relevance of those risks related to intangibles and of global transcendence, such as public image, social impact of organizations or sustainability.

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3.2.2. ESG Risks (Environmental, Social and Governance)
Telefonica’s risk catalogue includes risks related to reputation, sustainability and the long term, as set out in its Responsible Business Plan, as defined below. In particular for Climate Change risk, we follow TCFD (Task Force on Climate-related Financial Disclosures) guidelines to analyze and manage both physical and transition risks. We analyze these risks in the medium and long term, for two CO2 concentration scenarios (Representative Concentration Pathways - RCP) 2.6 and 8.5 of the IPCC (UN Intergovernmental Panel on Climate Change). For more details, see chapter 2.10 Energy and Climate Change.

Risks related to reputation, sustainability and the long term

Environmental and electromagnetic fields	Climate change
Direct or indirect impact on Telefónica's operations due to environmental issues in order to ensure alignment with the new environmental regulations.

Risk of direct or indirect impact on Telefónica's operations and business lines due to climate change. Includes both physical risks (temperature, precipitation, extreme events...) and transition risks (regulation, market, reputation...) in line with TCFD guidelines.

Human rights	Responsibility with the Consumer
Integrate human rights principles into the activity of the company or our supply chain.	The Company’s actions, concerning our customers, should be aimed at building a sustainable relationship in the long term with them.
Privacy	Cibersecurity

Risk of a situation arising from a breach of applicable data protection regulations, currently in force or future, or of stakeholder expectations regarding the effects on the company, in terms of investment, increased costs or obstacles to the development of new services, loss of customer or investor confidence and penalties.
Risk of potential security digital threats, internal or external, intentional or unintentional, may materialize in information systems and affect the organization causing damage to the business

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3.2.3 Emerging risks
In the process of identifying new risks, Telefónica also considers emerging risks.
Emerging risks are those issues identified recently and which are expected to have an adverse impact on the future development of the company or the sector in the long term; although its outcome and time horizon is still uncertain and difficult to predict.
As emerging risks to consider in a long-term scenario, the following should be highlighted:
• 5G development: management of the roll-outs in line with the evolution of the demand, technological maturity and other factors such as regulation, marketing and environmental and/or energy considerations in their development.
• Data ethics: responsible use of the data, both internal of the company, and those circulating through telecommunications networks.
• Government of Artificial Intelligence: Adequate use and management of artificial intelligence capabilities.
In addition, other emerging issues have begun to be managed in Telefonica, such as diversity or professional skills management, in line with what is described below:

Emerging issues: diversity and professional skills management
Diversity Management	Skills management for the future

Need to adapt the commitment to diversity, as a key lever towards digital transformation, guaranteeing multiculturalism, the variety of gender, age, profiles with different capacities and experiences among our professionals.

Need to acquire and evolve the necessary capacities to execute the strategic plan of the Company, in an environment of technological disruption and shortage of critical skills in the market.

3.2.4. Materialized risks
The Company tracks materialized risks. The strategy and management of Telefónica Group's activities tend to minimize the impact of materialized risks, as well as to counterbalance the negative effects of some issues with the favourable evolution of others.
During this year, the Covid-19 pandemic has had a significant impact on our risk profile, affecting various areas, although the most important aspects have been identified within a separate Covid-19 Pandemic risk in the Risk Factors Section, which gives an overview of the related uncertainties and their impact on the Group. The Covid-19 pandemic is having, and

In this regard and in accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill, (that as of December 31, 2020, represented 16.4% of the Group’s total assets,) deferred tax assets (that as of December 31, 2020, represented 6.4% of the Group’s total assets) or other assets such as intangible assets and property, plant and equipment. In case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group cash-generating of units) to which the goodwill is allocated to at the time it is originated. By way of example, in 2020 impairment losses in the goodwill and other assets of Telefónica Argentina were recognized for a total of 894 million euros.

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3.2.5. Prioritization of Risks
The risks of Telefónica Group are prioritized based on their level of criticality, which is obtained from the combination of impact and likelihood assessments for each of them.
For public disclosure purposes, Telefonica’s risks are presented under four categories, as described above, presenting the risk factors in descending order of importance within each category, in line with the requirements of ESMA (European Securities and Markets Authority).:
The detail on the main risk factors disclosed by the Company is included in the following section.

Priorization of risks

Risk heatmap

Business
Operational
Legal and Compliance
Financial
6
2
4
3
5
1
7
8
9
10
14
13
11
15
12
Low
High

1. Competition and market consolidation.
2. Data privacy.
3. Government concessions, licenses and use of spectrum.
4. Dependency on suppliers.
5. Technological changes.
6. Adaptation to changing customer demands and / or new ethical or social standards.
7. Cybersecurity risks.
8. Unanticipated network interruptions can lead to quality loss or the interruption of the service.
9. Economic and political environment.
10. Pandemic Covid 19.
11. Possible asset impairment (goodwill, deferred tax or other assets).
12. Level of financial indebtedness and Group's ability to finance.
13. Foreign currency exchange rates and interest rates
14. Lawsuits, antitrust, tax claims and other legal proceedings.
15. Compliance with anti-corruption laws and regulations and economic sanctions programmes

The COVID-19 pandemic is having, and is expected to continue to have an impact on our risk profile. Comments into some of the affected risks have been incorporated and, in addition, a separate risk has been included, considering the potential unexpected and uncertain events of this pandemic, providing an overview of the main uncertainties and impacts on the Group.

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3.3. Risk factors

The Telefónica Group is affected by a series of risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the Consolidated Financial Statements.
These risks are currently considered by the Telefónica Group to be material, specific and relevant to consider in making an informed investment decision in respect of the Company. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their specificity and materiality depending on the Group's assessment of their probability of occurrence and the potential magnitude of their impact.
Risks are presented in this section grouped into four categories (according to the definitions included in section 3.2. above):
- Business
- Operational
- Financial
- Legal and compliance
These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this document. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.
Risks related to the business activities.
Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.
In addition, market concentration, including as a result of mergers, acquisitions, alliances and collaboration agreements with third parties (e.g., the possible integration of companies in the content/entertainment sector, such as the mergers of FOX and Disney, and AT&T and Time Warner), could affect the competitive position of Telefónica, as well as the efficiency of its operations.
The reinforcement of competitors, the entry of new competitors, or the merger of operators in certain markets, may affect Telefónica's competitive position, negatively affecting the evolution of its revenues and market share. In addition, changes in competitive dynamics in the different markets in which we operate, such as in Chile and Peru, where there are aggressive customer acquisition offers, including unlimited data and discounts on certain services, among others, can affect the competitive position and the efficiency of Telefónica's operations.
If Telefónica is not able to successfully face the challenges posed by its competitors, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.
The Telefónica Group's strategy which is focused on driving new digital businesses and providing data-based services, increases its exposure to risks and uncertainties arising from data privacy regulation.
The Telefónica Group's commercial portfolio includes products and/or services which are based on the use, standardization and analysis of data, as well as the deployment of advanced networks and the promotion of new technologies related to Big Data, Cloud Computing, Cybersecurity, Artificial Intelligence and the Internet of Things ("IoT").
The large amount of information and data that is processed throughout the Group (approximately 345.4 million accesses associated with telecommunications services, digital products and services and Pay TV and 112,797 employees as of December 31, 2020), increases the challenges of complying with privacy regulations. Moreover, there is a risk that measures adopted in response to these regulations may stifle innovation. Conversely, the Group’s efforts to promote innovation may result in increased compliance risks and costs.
One of the most important pieces of regulation for the Telefónica Group’s operations in the European Union is Regulation (EU) 2016/679 of the European Parliament and Council of April 27, 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), which content has become a benchmark for all countries where the Telefónica Group operates. In addition, progress continues to be made on the proposal for a future European regulation

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concerning the respect for privacy and protection of personal data in electronic communications ("e-Privacy Regulation"), which would repeal Directive 2002/58/EC. If approved, this proposal could establish additional and more restrictive rules than those established in the GDPR, which may increase compliance risks and costs.
Moreover, on July 16, 2020, the Court of Justice of the European Union issued a judgment which annulled, without granting a grace or transition period, the European Commission’s Decision (EU) 2016/1250 of July 12, 2016 on the adequacy of the protection provided by the EU-U.S. Privacy Shield. Accordingly, such framework is not a valid mechanism to comply with EU data protection requirements when transferring personal data from the European Union to the United States. As a result of that decision, the Telefónica Group has been, among other measures, reviewing and where applicable revising, in a short period of time, international data transfers being made by the Telefónica Group companies from the European Economic Area ("EEA") to suppliers located in the United States with a view to minimizing the risk of breach of the GDPR. However, due to the complexity and uncertainties coming from the aforementioned judgement there can be no assurance that any such measures have been or will be fully effective in preventing a breach of the GDPR. In addition, there can be no assurance that the transfers which began under the framework of the EU-U.S. Privacy Shield did not result in a breach of the GDPR.
In addition, the following recent and prospective regulatory developments may be material to the Telefónica Group’s operations: (i) in the United Kingdom, its exit from the European Union means that the Group must monitor how its operations and business in the United Kingdom are affected in terms of applicable privacy regulations and, specifically, the flow of data to and from the United Kingdom. The Trade and Cooperation Agreement between the United Kingdom and the European Union reached on December 24, 2020, which has been applied provisionally pending ratification by the authorities of the European Union, contains a Final Provision according to which, from January 1, 2021 and for a period of four months, extendable by two more months, the transmission of personal data from the EEA to the United Kingdom will not be considered a transfer to a third country in accordance with the GDPR. The Final Provision will cease to be in effect if, during this period, the European Commission adopts an adequacy decision in relation to the United Kingdom. If the European Commission fails to adopt such a decision during this period, or if such adequacy decision contains terms which are more onerous than those currently in place, the Telefónica Group may face similar challenges as it is currently facing with respect to data transfers to the United States and may have to review and, where appropriate, revise the transfers of personal data to the United Kingdom; and (ii) in Latin America, Law No. 13,709 (LGPD) in Brazil imposes standards and obligations similar to those required by the GDPR, including a sanctioning regime which will be in force from August 2021, with fines for non-compliance of up to 2% of the Group's income in Brazil in the last financial year subject to a limit of
50 million Brazilian reals (approximately 8 million euros based on the exchange rate as of December 31, 2020) per infraction. In other countries of Latin America where the Group operates, such as Ecuador, Argentina and Chile, there are regulatory proposals to bring regulation more in line with the provisions set forth in the GDPR, which may increase compliance risks and costs.
Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group's reputation and the loss of trust of customers and users.
Telefónica's reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, it is important to note that, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros and 4% of the infringing company’s overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations. The fact that the Group's business is highly regulated affects its revenues, operating income before depreciation and amortization ("OIBDA") and investments.
Many of the Group’s activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfy certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations it may suffer consequences such as economic fines or, in a worst-case scenario, other measures that would affect the continuity of its business. Exceptionally, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities

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could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain of its businesses. For example, on February 22, 2019, the European Commission started an investigation of Telefónica Deutschland in respect of the Group's compliance with its commitments undertaken in the merger with E-Plus in 2014. In this context, Telefónica Deutschland has adjusted the conditions of 4G wholesale services.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Access to new concessions/ licenses of spectrum.
The Group requires sufficient spectrum to offer its services. The Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, specifically through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses.
In Europe, two auction processes are expected in the near term: (i) in Spain, on December 23, 2020, the Ministry of Digital Transformation published the conditions of the auction of two national 10 MHz (TDD) concessions in the 3.4-3.6 GHz band, which will take place on February 22, 2021. The allocation of this spectrum is a preliminary step for the reorganization of the entire 3.4-3.8 GHz band in the first quarter of 2021. As for the 700 MHz band, a consultation was launched on the conditions of an auction, expected to take place during March 2021, for a total of 75 MHz; and (ii) in the United Kingdom, an auction for the 700 MHz and the 3.6-3.8 GHz bands is expected to take place in March of 2021, although such auction could be delayed.
In Latin America, several auction processes are expected in the near term: (i) in Brazil, on February 5, 2020, ANATEL published the proposal for the 5G public auction. It is expected that the auction of 20 MHz of the 700 MHz band, 90 MHz of the 2.3 GHz band, 400 MHz of the 3.5 GHz band and 3,200 MHz of the 26 GHz band will take place in 2021; (ii) in Colombia, the "5G Plan" as well as the 2020-2024 Spectrum Public Policy and the 2020-2024 Spectrum Allocation Framework Plan were published. These policy documents announced actions to auction the remaining spectrum in the 700 MHz, 1,900 MHz and 2,500 MHz bands, without indicating a concrete time frame. Additionally, spectrum in the 3.5 GHz band is planned to be assigned in the second quarter of 2021; however, this auction could be postponed until 2022. Telefónica has requested the Ministerio de las Tecnologías de la Información y las Comunicaciones (MinTic) to delay the spectrum auction in the 3.5 GHz band, considering that the market is not yet sufficiently prepared. It has also proposed the revision of the spectrum valuation methodology downwards, in order to align costs with the spectrum value generation capacity. Finally, although it is in favor of increasing the spectrum caps, Telefónica has requested additional measures to avoid resource monopolization by the dominant operator; and (iii) in Peru, auctions were announced for the bands 1,750 - 1,780 MHz, 2,150 - 2,180 MHz and 2,300 - 2,330 MHz, which may take place during 2021. In addition, the Ministry of Transportation and Communications has started a public consultation regarding 5G and an auction model for the 3.5 GHz and 26 GHz bands.
Existing licenses: renewal processes and modification of conditions for operating services.
The revocation or failure to renew the Group’s existing licenses, authorizations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
In Germany, Telefónica's and other parties’ legal actions against Decisions III and IV adopted by the German regulator on the conditions of use of frequencies and the rules of the spectrum of the 2 GHz and 3.4-3.7 GHz bands auction, that ended on June 12, 2019, are pending. With its appeals, Telefónica is challenging in particular the imposed coverage obligations and the requirement to negotiate on network access. Other parties inter alia claim that the obligation to negotiate with other operators is not strict enough. It is yet unclear to what extent these different actions will affect the regulator’s Decisions III and IV.
With respect to Latin America:

In Brazil, the publication by ANATEL of two regulations for the development of Law 13,879/2019 regarding the migration from the concession regime to the authorization regime are pending. ANATEL is working on the methodology for calculating the migration balance and there is a risk that consensus will not be reached between the parties regarding the migration calculation. If a decision is made not to migrate, the Telefónica Servicio de Telefonía Fija Conmutada (STFC) concession will remain in force until 2025. In addition, Telefónica could lose its right to operate spectrum in the 450 MHz band, granted in certain cities, if Telefónica’s appeal against a decision adopted by the regulator in June 2019 is not successful. Furthermore, regarding the extension of the 850 MHz band authorizations, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028, if the legal and regulatory

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requirements are met. However, Telefónica has appealed the regulator's decision related to the amount due for the extension, arguing that it should be calculated based on net present value parameters to reflect the real economic value (market value) of the bands.
In Peru, an arbitration process was started by the Group, to challenge the decision adopted by the Ministry of Transportation and Communications (“MTC”), denying the renewal of concessions for the provision of fixed-line services, valid until 2027. Nevertheless, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1,900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunications services were requested by the Group and a decision by the MTC, is still pending. Nevertheless, these concessions are valid while the procedures are in progress.
In Colombia, the period to request the renewal of the license to use 15 MHz in the 1,900 MHz band, will expire in April 2021. Unless it is renewed, the license will expire on October 18, 2021. MinTic must establish the renewal conditions in accordance with law 1978/19, which implies market prices conditions, extends the license periods to a maximum of 20 years and allows paying up to 60% of the price of the spectrum through obligations to do or take action.
In Chile, as a result of the Supreme Court ruling on the 700 MHz tender, Telefónica Móviles Chile returned 50 MHz in the 3.5 GHz band to the State in two regions in the south of the country and auctioned 10 MHz of the 1,900 MHz band, the result of which was announced on December 21, 2020.
In Argentina, in connection with Decree of Necessity and Urgency 690/2020 ("DNU 690/2020"), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, “Telefónica Argentina”) has filed a lawsuit against the Argentine State, in connection with a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by providing that the services will be "public services" and that prices will be regulated by the Argentine State, substantially modifies the legal status of those contracts, affecting the performance of their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts.
During 2020, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 126 million euros (1,501 million euros in 2019, 1,425 million euros of which corresponded to spectrum acquisition in Germany), representing 0.3% of the Group's consolidated revenues for 2020 (3.1% in 2019). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.
Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in the Appendix VI of the Consolidated Financial Statements: "Key regulatory issues and concessions and licenses held by the Telefónica Group".
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations. This may cause legal contingencies or damages to its image in the event that a participant in the supply chain engages in practices that do not meet acceptable standards or that otherwise fail to meet Telefónica's performance expectations. This may include delays in the completion of projects or deliveries, poor-quality execution, cost deviations and inappropriate practices.
As of December 31, 2020, the Group depended on three handset suppliers (one of them located in China) and eight network infrastructure suppliers (two of them located in China), which, together, accounted for 87% and 80%, respectively, of the aggregate value of contracts awarded in 2020 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers represented 54% of the aggregate value of contracts awarded in 2020 to handset suppliers.
These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements or for other reasons.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, and/or the adoption of lockdown or other restrictive measures as a result of COVID-19 or any other crisis or pandemic, may have an adverse impact on certain of Telefónica's suppliers and other players in the industry. The imposition of trade restrictions and any disruptions in the supply chain could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
During 2020, specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the pandemic, as well as the potential discontinuation of use of some

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suppliers as a result of the US-China conflict. These developments may adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber optic.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice business are shrinking, while new sources of revenues are increasingly derived from connectivity and digital services. Examples of these services include video, IoT, security, Big Data and cloud services.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by optical fiber, necessitates high levels of investment. As of December 31, 2020, in Spain, fiber coverage reached 25.2 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
All of this forces Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors, and, for this reason, the Group's profit and margins could be reduced or such investment could not lead to the development or commercialization of successful new products or services. To contextualize the size of the Group's investments, total research and development expenditure in 2020 was 959 million euros (866 million euros and 947 million euros in 2019 and 2018, respectively). These expenditures represented 2.2%, 1.8% and 1.9% of the Group's consolidated revenues in 2020, 2019 and 2018, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual.
If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.
Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica's reputation, such actions could also result in fines and sanctions.
In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offer of digital services.
The networks, which had historically focused on voice transmission, are evolving into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.
In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, new services such as "Smart Wi-Fi" or "Connected Car", which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. However, there can

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be no assurance that these and other efforts will be successful. For example, if streaming television services, such as Netflix or others, become the principal way television is consumed to the detriment of the Group's Pay TV service, the Group's revenues and margins could be affected.
In the development of all these initiatives it is also necessary to take into account several factors: on one hand, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, on the other hand, the Group's customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. The Company's ability to attract and retain clients depends on their perceptions regarding the Group's reputation and behavior. The risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Operating Risks.
Information technology is key to the Group's business and is subject to cybersecurity risks.
The risks derived from cybersecurity are among the Group's most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services, such as mobile Internet or Pay TV services, are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks that disrupt the Group's operations could prevent the effective provision of products and services to customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect and react to incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group's partners and other third parties), as well as to ensure the security of the services in the cloud. Throughout 2020, as a result of the circumstances brought by the COVID-19 pandemic, security measures related to remote access and teleworking of employees and collaborators have been reviewed and strengthened, but no assurance can be provided that such security measures will be effective.
Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and cloud computing technologies. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software to misappropriate sensitive information like customer data or disrupt the Group’s operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group's employees or other persons may have unauthorized or authorized access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information or even result in regulatory penalties.
In particular, in the past three years, the Group has suffered several cybersecurity incidents. Attacks during this period include (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised for ransomware deployment (through malicious software that encrypts business data); (ii) Distributed Denial of Service (DDoS) attack, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud through online channels, usually through the subscription of services without paying for them.
Some of the main measures adopted by the Telefónica Group to mitigate these risk are vulnerabilities checks, access control measures, log review of critical systems, network segregation in zones and the deployment of protective systems such as firewalls, intrusion prevention systems and virus scanners among other physical and logical security measures. In the event that preventive and control measures do not prevent damage to systems or data, backup systems are designed to provide for the full or partial retrieval of information.
Although Telefónica seeks to manage these risks by adopting technical and organizational measures, such as those referred to above, as defined in its digital security strategy, it cannot guarantee that such measures are sufficient to avoid or fully mitigate such incidents. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incidents. To date, the insurance policies in place have covered some incidents of this nature, however due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of an individual event.
Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unforeseen service interruptions can be due to system failures, natural disasters caused by natural or meteorological events or phenomena, lack of electric supply, network failures, hardware or software failures, theft of network elements or cyber-attacks. Any of the foregoing can affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.

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Such events, like the one that affected the mobile data services provided by O2 UK at the end of 2018 resulting from a software failure, could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Financial Risks.
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including exchange rate or sovereign-risk fluctuations, may adversely affect Telefónica's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
During 2020, Telefónica Spain accounted for 28.8% (26.5% in 2019) of the Telefónica Group's revenues (sales and services), Telefónica UK accounted for 15.6% of the Telefónica Group's revenues (14.7% in 2019), Telefónica Brazil represented 17.2% of the Telefónica Group's revenues (20.7% in 2019) and Telefónica Hispam accounted for 18.4% of the Telefónica Group's revenues (19.9% in 2019). During 2020, 4.0% of the Telefónica Group's revenues came from Argentina, 3.8% from Peru and 3.7% from Chile (4.5%, 4.3% and 4.0%, respectively, in 2019). Approximately 23.2% of the Group's revenues in 2020 came from countries that do not have investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador, Costa Rica, El Salvador and Venezuela), and other countries are just one grade away from losing this status. Likewise, Venezuela and Argentina are considered to be countries with hyperinflationary economies in 2020, 2019 and 2018.
The main risks are detailed below, by geography:
In Europe, there is the risk of both a faster spread of the COVID-19 pandemic if the vaccination schedule does not improve significantly and a tightening of financing conditions for both the private and public sectors that could adversely impact disposable income. Both global factors (including any global economic deterioration) and domestic issues (such as the worsening of the fiscal sustainability in some European countries (e.g. Spain or Italy)) may affect economic conditions in the countries where we operate.
•Spain: there are three other main sources of uncertainty. One of them stems from the economic policies to be implemented from 2021 onwards, given the high level of parliamentary fragmentation and the lack of agreement on key issues. This applies especially to the European
Recovery Fund management. Secondly, there is a risk of wider negative economic impact from the pandemic, resulting in a larger proportion of corporate foreclosures and/or higher unemployment levels. Finally, as one of the most open countries in the world, from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, any situation of protectionist backlash could have significant implications.
•United Kingdom: the formal exit of the United Kingdom from the European Union on December 31st, 2020 ("Brexit") will entail an economic adjustment regardless of the agreement reached on the new economic and commercial relationship between the two regions. The trade and bureaucracy costs of leaving the single market and the customs union (especially those related to non-tariff barriers) could weigh on the country's net trade. In addition, there are still many gaps to be closed in the area of services (particularly, financial and professional services), so variables such as investment, economic activity and employment could be among the most affected, as well as volatility in financial markets, which could limit or condition access to capital markets. These changes can be costly and disruptive to business relationships in the affected markets, including those of Telefónica with its suppliers and customers. The Group would also be adversely affected if the pound sterling were to depreciate.
•Latin America: exchange risk is particularly important. This risk is due to both external factors (global trade tensions, abrupt movements in commodity prices and concerns about growth and financial imbalances in China) and internal factors (challenges relating to controlling the COVID-19 pandemic and managing the underlying fiscal deterioration, see “Unexpected and uncertain events such as the emergence of the COVID-19 (coronavirus) pandemic significantly affect our operations”):
•Brazil: fiscal sustainability remains the main risk, which the government is currently tackling through its commitment to structural reforms including administration and tax system reforms, which not only seek to guarantee sustainability but also raise Brazil's potential growth. The fact that the country's rating is below investment grade and that its internal financing needs are high, could create a greater financial risk in the event of global financial stress and increasing external and internal financial needs, and could also negatively affect the exchange rate performance.
•Argentina: macroeconomic and exchange rate risks remain high. The challenges the economy is facing, both internally (ongoing process of public deficit reduction in a context of economic recession and high inflation) and externally (with significant refinancing needs in the medium term), make the economy vulnerable to bouts of volatility in the financial markets especially in a context of narrower room for maneuver. Further, the worsening inflation outlook as a result of the exchange

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rate split and the unsustainable price containment measures that have been adopted, threaten Telefónica’s profitability. In particular, the Decree of Need and Urgency (DNU) launched by the government in the third quarter of 2020, declared the Information and Communications Technology sector services as essential public services and, among other measures, suspended any price increase from July 31, 2020 to December 31, 2020. As a consequence, any potential increase in the sector’s tariff prices must have the prior approval of the Secretary of Commerce (Ministry of Finance), increasing the number of administrative and political obstacles that must be overcome to successfully operate our business and which could have an adverse impact on revenue growth and margin evolution of Telefónica’s businesses in such country.
•Chile, Colombia and Peru: are exposed not only to changes in the global economy, given their vulnerability and exposure to unexpected changes in commodity prices, but also to an abrupt hardening of global financial conditions. On the domestic side, both the existing political instability and the possibility of new episodes of social unrest could have a negative impact in the short and medium term.
Unexpected and uncertain events, such as the emergence of the COVID-19 (coronavirus) pandemic, significantly affect our operations.
The COVID-19 pandemic and future similar events may significantly affect our operations. Such events may cause delays in the supply chain, due to problems in factories or logistics services, affect employees or third parties with whom the Group works during contagion or quarantine periods, and affect global and regional economic growth. During the COVID-19 pandemic, economic growth has been adversely affected by various adverse impacts on supply (global value chains disruptions, lockdowns and immobilization of productive resources) and demand (deterioration of confidence and expectations, negative income and wealth effects) derived from a substantial deterioration in the financial markets, unprecedented drops in commodity prices, sudden slowdown in commercial activity and strong restrictions on transportation. The final impact of COVID-19 on the Group’s business is difficult to predict due to the uncertainty surrounding the duration of the pandemic and the ability of the economy of the countries where the Group operates, to recover.
According to prevailing economic estimates, we are facing a pandemic whose economic effects are expected to be the largest drop in global GDP in recent decades. Despite continuing to estimate a deep recession for 2020, global growth expectations have been revised slightly upwards (+0.9 p.p. to -3.5% International Monetary Fund), as the recovery observed in the third quarter of 2020 in countries for which information is available shows generally better than expected growth.
In Spain, the decrease in GDP reached 22.2% (in cumulative terms) during the first half of the year 2020 (second quarter
-17.8%), which led to 1,359,700 people losing their jobs between March and May. However, the gradual lifting of restrictions on mobility and limitations on non-essential activities, has allowed the Spanish economy to restart its activity and GDP grew 16.4% in the third quarter of 2020, the greatest variation in real terms of its historical series. However, the new measures adopted in the last quarter of 2020 to contain the advance of the pandemic have slowed GDP growth to +0.4%, which resulted in an annual contraction of 11% in 2020.
This contraction has occurred despite the magnitude of the fiscal packages announced by the national government of Spain, composed of both direct spending (3.5% of GDP ) and liquidity guarantees (14.2% of GDP), whose aim is to maintain the productive structure and which, given the volume, raises concerns about debt sustainability in the medium and long term.
With regards to the risks arising from the impact of the pandemic on Latin American countries (mainly Argentina, Brazil, Chile, Colombia and Peru), the main concern is the possibility of another lost decade due to the deterioration of the region's per capita GDP and the consequent setbacks in terms of poverty and social progress. A second focus of uncertainty is related to fiscal sustainability. The significant deterioration experienced by sovereign metrics during the pandemic introduces a non-negligible probability of a credit quality cutback, with the consequent increase in the cost of external financing which may negatively affect foreign exchange performance.
Group management estimates that the negative impact of the pandemic on Group's revenues in 2020 was approximately 1,905 million euros, while the impact on OIBDA (excluding goodwill impairment) was approximately 977 million euros.
Additionally, the COVID-19 crisis has contributed to the depreciation of the main Latin American currencies against the euro. The change in the exchange rates of the main currencies of the countries in which the Group operates against the euro is shown below:

	Variation of closing exchange rate (12/31/2020 vs 12/31/2019)	Variation of average exchange rate (2020 vs 2019)
Brazilian real	(29.0%)	(24.1%)
Pound sterling	(5.2%)	(1.3%)
New peruvian sol	(16.2%)	(6.1%)
Argentine peso	(34.8%)	(34.8%)
Chilean peso	(3.6%)	(12.9%)
Colombian peso	(12.6%)	(12.6%)
Mexican peso	(13.3%)	(11.5%)
The exchange rate figures evolution has led to goodwill impairment losses. The results of the impairment tests are included in the risk "The Group has and in the future could

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experience impairment of goodwill, deferred tax assets or other assets".
The Group has and in the future could experience impairment of goodwill, deferred tax assets or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of December 31, 2020, represented 16.2% of the Group’s total assets), deferred tax assets (which as of December 31, 2020, represented 6.1% of the Group’s total assets) or other assets, such as intangible assets (which represented 10.9% of the Group's total assets as of December 31, 2020), and property, plant and equipment (which represented 22.6% of the Group's total assets as of December 31, 2020). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated to at the time it is originated. By way of example, in 2020 impairment losses in the goodwill and other assets of Telefónica Argentina were recognized for a total of 894 million euros. In 2019, impairment losses in the goodwill allocated to Telefónica Argentina were recognized for a total of 206 million euros.
In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2019, Telefónica Móviles México derecognized deferred tax assets amounting to 454 million euros. In 2020, deferred tax assets corresponding to the tax Group in Spain amounting to 101 million euros were derecognized.
Further impairments of goodwill, deferred tax or other assets may occur in the future which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.
The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2020, the
Group's gross financial debt amounted to 50,420 million euros (52,364 million euros as of December 31, 2019), and the Group's net financial debt amounted to 35,228 million euros (37,744 million euros as of December 31, 2019). As of December 31, 2020, the average maturity of the debt was 10.79 years (10.50 years as of December 31, 2019), including undrawn committed credit facilities.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of December 31, 2020, the Group's gross financial debt scheduled to mature in 2021 amounted to 8,123 million euros, and gross financial debt scheduled to mature in 2022 amounted to 4,243 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2020. As of December 31, 2020, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 13,354 million euros (12,466 million euros of which were due to expire in more than 12 months). As of December 31, 2020, 6.6% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2021.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Finally, any downgrade in the Group’s credit ratings may lead to an increase in the Group's borrowing costs and could also limit its ability to access credit markets.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); and (ii) the value of long-term liabilities at fixed interest rates.
In nominal terms, as of December 31, 2020, 75.2% of the

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Group's net financial debt plus commitments had its interest rate set at fixed interest rates for periods of more than one year. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2020: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 100 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 97 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed, which takes into account the financial derivatives contracted by the Group.
Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed (mainly the pound sterling) against the euro would result in exchange gains of 55 million euros for the year ended December 31, 2020. These calculations have been made assuming a constant currency position with an impact on profit or loss for the year ended December 31, 2020, taking into account derivative instruments in place.
During 2020, Telefónica Brazil represented 23.6% (28.2% in 2019), Telefónica United Kingdom represented 15.3% (14.0% in 2019), Telefónica Hispam represented 7.3% (13.4% in 2019) of the OIBDA of the Telefónica Group.
In 2020, the evolution of exchange rates negatively impacted the Group's results, decreasing the year-on-year growth of the Group's consolidated revenues and OIBDA by an estimated 6.5 percentage points and 8.0 percentage points, respectively, mainly due to the depreciation of the Brazilian real (3.1 percentage points and 2.2 percentage points, respectively, in 2019). Furthermore, translation differences in 2020 had a negative impact on the Group's equity of 5,801 million euros (negative impact of 95 million euros in 2019).
The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.
Legal and Compliance Risks.
Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.
The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain litigation in Peru concerning certain previous years' income taxes, in respect of which a contentious-administrative appeal is currently pending, and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.
With respect to the latter, as of December 31, 2020, Telefónica Brazil maintained provisions for tax contingencies amounting to 282 million euros, and provisions for regulatory contingencies amounting to 189 million euros. Although the Group considers its tax estimates to be reasonable, if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that the payment of such additional amounts will not have a significant adverse effect on the Group's business, results of operations, financial condition and/or cash flows.
An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.
In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk, which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and

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public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.
Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The sanctions regulations restrict the Group's business dealings with certain sanctioned countries, individuals and entities. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programs applicable to countries, lists of entities and persons sanctioned or export sanctions). Given the nature of its activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.
Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts, licenses and authorizations revocation, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.

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Chapter 4 ANNUAL CORPORATE GOVERNANCE REPORT _

4.1. Main aspects of Corporate Governance in 2020 and Prospects for 2021
4.2. Structure of the Property
4.3. General Shareholders' Meeting
4.4. The Organisational Structure of the Administrative Bodies
4.5. Transactions with Related Parties and Conflicts of Interest
4.6. Remuneration
4.7. Risk Control and Management Systems
4.8. Internal Risk Control and Management Systems in relation to the Financial Information System (ICFR)
4.9. Additional Corporate Governance Information

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4.1. Main aspects of Corporate Governance in 2020 and prospects for 2021

4.1.1. Corporate Governance System GRI 102-18, 102-19, 102-22
Telefónica’s basic corporate governance principles are set forth in its Bylaws, in the Regulations of its Board of Directors, in the Regulations for the General Shareholders’ Meeting and in certain Policies relating to this matter; particularly noteworthy, among others, are the Diversity Policy in relation to the Board of Directors and the Selection of Board Members. These regulations determine the action principles of the Board, govern its organization and operation, and set the rules of conduct of its members.
The principles underlying Telefónica’s corporate governance are the following:
a. the maximization of the value of the Company in the interest of the shareholders,
b. the essential role of the Board of Directors in the supervision of the management of the Company, and
c. transparency as regards information in relations with its stakeholders including employees, shareholders, investors and customers, among others.
As provided in its Regulations of the Board of Directors, the Board will take the necessary measures to ensure: (i) that the Company’s management team pursues the creation of value for the shareholders, (ii) that such management team is under its actual supervision, (iii) that no person or small group of persons holds a decision-making power that is not subject to checks and balances or controls, and (iv) that no shareholder receives privileged treatment compared to the others.
4.1.2. Continuous improvement of Corporate Governance
Telefónica is firmly committed to the ongoing improvement of its corporate governance framework, increasing, strengthening and consolidating best practices in this area.
In connection therewith, the Company constantly analyses and reviews its corporate governance structures and the level of compliance with the main existing good governance recommendations, considering at all times possible initiatives for improvement in the short and medium term and always keeping in mind the search for the governance formula that best defends the interests of the shareholders and the creation of value.
Within this context and throughout 2020, Telefónica has continued to improve and strengthen its corporate governance framework by, among other measures: i) the updating of some of its internal regulations and policies, in accordance with the revised version of the Good Governance Code for listed companies published by the National Securities Market Commission (Comisión Nacional del Mercado de Valores) in June 2020; ii) the renewal, reorganisation and adaptation of the functions of some of its Board Committees, particularly the reinforcement of the Sustainability and Quality Committee; iii) the establishment of a Protocol for the succession of the Chairman and the Chief Operating Officer, in accordance with the publication of the above-mentioned Good Governance Code; iv) the comprehensive evaluation of the Corporate Governance System corresponding to 2020 by an External Consultant, in the terms indicated below in this Report; and v) the full adaptation, due to the situation caused by COVID-19, of the Ordinary General Shareholders’ Meeting and the meetings of the Board of Directors and its Committees to remote or mixed means, with full effectiveness (a very large number of meetings were held in 2020 under these arrangements).
The details of the matters indicated in the preceding paragraph are set out below:
Changes relating to internal regulations and policies of Telefónica
•Amendment of the Regulations of the Board of Directors
The Board of Directors, at its meeting held on December 16, 2020, and at the proposal of the Nominating, Compensation and Corporate Governance Committee (which, as provided in article 3 of the Regulations of the Board, prepared the respective Supporting Report), approved the partial amendment of the Regulations of the Board of Directors of Telefónica, S.A.
The aforementioned amendment consisted of the following: i) adapting it to the Recommendations of the Good Governance Code amended in June with which the Company currently fully complies; ii) adapt it to certain Recommendations of the Good Governance Code not amended in June 2020 and which the Company had already been complying with; and iii) incorporate some complementary aspects or technical clarifications. Among other issues, certain aspects relating to the composition of the Board Committees were modified, and new functions were adjusted and assigned to the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee and the Sustainability and Quality Committee, and the express regulation of the Strategy and Innovation Committee was included in the Regulations.

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Likewise, notice of the aforementioned amendment of the Regulations of the Board of Directors was given to the National Securities Exchange Commission, and the amendment was registered with the Madrid Commercial Registry on January 18, 2021, registration number 1931; it was also made available to the shareholders on the Company’s website. Such amendment will also be reported at the next General Shareholders’ Meeting to be held.
•Amendment of the Regulations of the Audit and Control Committee and the Regulations of the Nominating, Compensation and Corporate Governance Committee
At a meeting held on December 16, 2020, the Board of Directors also approved, in accordance with the amendment of the Regulations of the Board of Directors, to partially amend the Regulations of the Audit and Control Committee and the Regulations of the Nominating, Compensation and Corporate Governance Committee, to include the changes made to the Regulation of the Board of Directors regarding the composition and duties assigned, respectively, to each of such Committees. The current versions of the Regulations of the Audit and Control Committee and the Regulations of the Nominating, Compensation and Corporate Governance Committee are available for consultation on the Company's corporate website, in the Corporate Governance section within the Shareholders and Investors section (www.telefonica.com/en/web/shareholders-investors).
•Updating of the Corporate Policies and Regulations
Likewise, the Board of Directors, at its meeting held on 16 December 2020, approved to update the following corporate policies and rules in order to align them with the aforementioned Recommendations of the Good Governance Code: i) Diversity Policy in relation to the Board of Directors of Telefónica, S.A. and the Selection of Directors; ii) Disclosure, Contact and Engagement Policy of Telefónica, S.A. for Shareholders, Institutional Investors and Proxy Advisors; and iii) Regulations on Communication of Information to the Markets.
Change in the composition of the Committees of the Board of Directors
In the year 2020 and in January and February 2021, there has been changes in the composition of the Board Committees in order to continue to improve and strengthen their performance and the advice and support they provide to the Board of Directors in their respective areas, in line with international best practices and recommendations.
The changes carried out were the following:
–Executive Commission
On January 27, 2021, the Board of Directors agreed to appoint Member of the Executive Commission of the Board of Directors to the Independent Director Mr. Peter Löscher.
–Audit and Control Committee
The Board of Directors, at its meeting held on December 18, 2019, agreed to appoint as a Member and Chairman of the Audit and Control Committee the Independent Director Mr. Peter Löscher taking effect his appointment as Chairman as of February 19, 2020 (following the preparation of the 2019 annual information) and, therefore, remaining Mr. José Javier Echenique Landiribar as Chairman of such Committee until the aforementioned date.
–Nominating, Compensation and Corporate Governance Committee
On April 17, 2020, the Board of Directors agreed to appoint the Independent Director Mr. Peter Löscher as Member of the Nominating, Compensation and Corporate Governance Committee, to replace Ms. Sabina Fluxà Thienemann who no longer was a Member of the Nominating, Compensation and Corporate Governance Committee.
–Sustainability and Quality Committee
On November 25, 2020, the Board of Directors agreed to appoint the Independent Director Mr. Juan Ignacio Cirac Sasturain as a Member of the Sustainability and Quality Committee.
–Strategy and Innovation Committee
On February 24, 2021, the Board of Directors agreed to appoint the Independent Director Ms. Claudia Sender Ramírez as Member of the Strategy and Innovation Committee, to replace Mr. Peter Löscher who no longer is a Member of the Strategy and Innovation Committee.
Finally, as regards to the Regulation and Institutional Affairs Committee, its composition remains unchanged.
Establishment of a Protocol for the succession of the Chairman and the Chief Operating Officer
In this regard, the Nominating, Compensation and Corporate Governance Committee has established, in accordance with the powers assigned to it, a Protocol for the succession of the Chairman and the Chief Operating Officer, without the nature of an internal regulation, governing said process in an abstract manner and taking into account, among other provisions, those established in the Company’s corporate regulations and the applicable Spanish legislation and the recommendations on corporate governance for listed companies, particularly those included in the above-mentioned Good Governance Code.
Full evaluation of the Corporate Governance System by an External Consultant
Similarly, in the terms that will be set out in greater detail below, a thorough and comprehensive evaluation of the Company’s current Corporate Governance System has been carried out with the assistance of an External Consultant (Egon Zehnder), in order to assess its operations and identify any aspects that may require evolution or improvement.

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The holding of meetings by remote or mixed means due to the situation caused by COVID-19
Due to the situation caused by COVID-19, in 2020 the Company adapted the organisation of the meetings of its Board of Directors and its Committees and its Ordinary General Shareholders’ Meeting with full effectiveness, holding them exclusively by remote or mixed means instead of with physical attendance in order to guarantee their continuity, at all times and without interruptions, allowing, in any event, the adoption of decisions of great significance for the future of the Telefónica Group, such as the agreement reached with Liberty for the creation of a Joint Venture in the United Kingdom and the sale of the towers owned by Telxius to American Towers Corporation. The number of meetings held by the Company’s governing bodies in 2020 totalled more than 80, demonstrating the intense activity of said bodies and the Directors’ firm undertaking to perform their duties with dedication and commitment.
4.1.3. Key issues of the Board of Directors
As of December 31, 2020, key issues of the Board of Directors of Telefónica, S.A. are detailed below:

0.33% total voting rights

7.6 Years - Average Director Tenure

Renewed Board of Directors since 2016
64.71% Directors

New Lead Independent Director
since December 2019

Similarly, regarding the diversity of the Board, the following aspects stand out:

% Directors with the following Knowledge and Skills
Economic/Finance	59%
Risks	41%
Innovation/Technology	29%
Engineering/Physics	24%
Legal	12%
Humanities	12%

% Directors with Professional Experience in the following sectors
Industry	41%
Banking	29%
Academic	29%
Public Administration	12%
Services	6%
Marketing	6%
NGO/Foundations	6%

Nationality
Spanish	14
English	1
Austria	1
Brazilian	1

Number of Directors with International Experience
Europe	17
Latin America	17
Asia	3
USA	4

% Women of Board
2016	11%
2017	19%
2018	18%
2019	29%
2020	29%

Board Diversity by Age
Over 60	8
Between 50-60	6
Under 50	3

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Likewise, shown below is the composition of the Board of Directors along with each of its Committees as of December 31, 2020. Additional information can be found in section 4 of the Annual Corporate Governance Report, and in section C of the Annual Corporate Governance Report statistical annex.

Name	Post	Board of Directors				Board Committees
		Executive	Proprietary	Independent	Other External	Executive Commission	Audit and Control	Nominating, Compensation and Corporate Governance	Sustainability and Quality	Regulation and Institutional Affairs	Strategy and Innovation
Mr. José María Álvarez-Pallete López	Chairman	X				ll
Mr. Isidro Fainé Casas	Vice-Chairman		X			l
Mr. José María Abril Pérez	Vice-Chairman		X			l					l
Mr. José Javier Echenique Landiríbar	Vice-Chairman and Lead Independent Director			X		l	l	ll
Mr.Ángel Vilá Boix	Chief Operating Officer	X				l
Mr. Juan Ignacio Cirac Sasturain	Member			X					l		l
Mr. Peter Erskine	Member				X	l		l			ll
Ms. Sabina Fluxà Thienemann	Member			X
Ms. Carmen García de Andrés	Member			X			l		l
Ms. María Luisa García Blanco	Member			X				l		l
Mr. Jordi Gual Solé	Member		X							l	l
Mr. Peter Löscher[1]	Member			X			lI	I			l
Mr. Ignacio Moreno Martinez	Member		X				l		l	ll
Ms. Verónica Pascual Boé	Member			X							l
Mr. Francisco Javier de Paz Mancho	Member				X	l		l	ll	l
Mr. Francisco José Riberas Mera	Member			X
Ms. Claudia Sender Ramírez[2]	Member			X					l
l	Member of the Board Committee
ll	Chairman of the Board Committee
(1) Since January 27, 2021, Mr. Peter Löscher has also been a member of the Executive Commission of the Board of Directors.
(2) Since February 24, 2021, Ms. Claudia Sender Ramírez has also been a member of the Strategy and Innovation Committee, replacing Mr. Peter Löscher.

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4.2. Structure of the Property
4.2.1. Share Capital
As of December 31, 2020, the share capital of Telefónica, S.A. was set at 5,526,431,062 euros and is divided into 5,526,431,062 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.
On July 8, 2020, the deed was registered for a paid-up capital increase in the amount of 136,305,986 euros, in which 136,305,986 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,328,437,672 euros.
On January 5, 2021, the deed granted on December 30, 2020, was registered for a paid-up capital increase in the amount of 197,993,390 euros, in which 197,993,390 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,526,431,062 euros.
The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).
In 2019, the shares of Telefónica, S.A. were excluded from trading on the London and Buenos Aires Stock Exchanges.
As of December 31, 2020, the total number of shareholders of Telefónica, S.A. amounted to 1.2 million shareholders, and the distribution by investors categories was as follows:

Investor Category	% Share Capital
Domestic Institutional	22%
Foreign Institutional	46%
Retail	32%
Treasury shares
At its meeting held on May 31, 2017, the Board of Directors of the Company approved the General Framework for Discretionary Treasury Stock Operations of Telefónica, S.A., as provided in articles 16.2 and 17.6 of Telefónica’s Internal Rules of Conduct in Matters Relating to the Securities Markets (the “IRC”).
Such General Framework sets forth the discretionary action principles for the management of treasury stock, observing and respecting the provisions of the above-mentioned Rules, particularly as regards restrictions on price, volume and timing of the transactions.
As of the closing date of the 2020 fiscal year, the number of direct shares held as treasury stock stood at 98,231,380 (1.78% of the share capital).
As for the changes in treasury stock that occurred during the fiscal year, see Note 17 (Equity) of the Consolidated Accounts of Telefónica, S.A. for fiscal year 2020.
Furthermore, and in connection with the authorization granted to the Board of Directors by the shareholders at the General Shareholders’ Meeting to acquire the Company’s own shares, the shareholders acting at the Ordinary General Shareholders’ Meeting of Telefónica held on June 8, 2018 resolved to renew the aforementioned authorization granted by the shareholders themselves at the General Shareholders’ Meeting of May 30, 2014 for the derivative acquisition of own shares, either directly or through companies of the Group, on the terms that are literally set forth below:
"A)    To authorize, pursuant to the provisions of Section 144 et seq. of the Spanish Companies Act (Ley de Sociedades de Capital), the derivative acquisition by Telefónica, S.A., either directly or through any of the subsidiaries, at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.
The minimum acquisition price or minimum value consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum value consideration shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.
Such authorization is granted for a period of five years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and any of its subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.
It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or

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transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of their option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.
B)    To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.
C)    To deprive of effect, to the extent of the unused amount, the authorization granted under Item V on the Agenda by the shareholders at the Ordinary General Shareholders Meeting of the Company on May 30, 2014."
Authorisation to increase share capital
As regards the authorizations conferred in respect of the share capital, and in addition to the authorization already described to acquire the Company’s own shares, the shareholders acting at the Ordinary General Shareholders’ Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five year from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders’ Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2020, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.
Furthermore, the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica, S.A., held on June 12, 2020, delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company’s Bylaws, the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares, which may in all cases be simple, exchangeable and/or convertible and/or grant the holders thereof a share in the earnings of the Company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company and/or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of each issuance shall be taken into account.
Furthermore, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned instruments issued by the Companies belonging to its Group of Companies, within a maximum period of five years as from the date of adoption of the resolution.
Restrictions on the transferability of securities and/or voting rights
As for the existence of restrictions on the transfer of securities and/or voting rights, in accordance with article 26 of the Company’s Bylaws, no shareholder may exercise a number of votes exceeding 10 percent of the total share capital with voting rights existing at any time, regardless of the number of shares held, all of the foregoing with full and mandatory submission to the provisions of the Law. In determining the maximum number of votes that each shareholder may cast, only the shares held by the shareholder in question shall be computed, not including those held by other holders who have delegated their representation to that shareholder, without prejudice to the application of the same percentage limit of 10% to each of the shareholders represented individually.
The limitation established in the preceding paragraph shall also apply to the maximum number of votes that may be

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cast -either jointly or separately- by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or legal entity that is a shareholder, and the entity or entities, also shareholders, that the former directly or indirectly controls.
For the purposes indicated in the preceding paragraph, in order to consider the existence of a group of entities, as well as the control situations indicated above, the provisions of section 18 of the Companies Act shall apply.
Establishing in the Bylaws the maximum number of votes that may be cast by the same shareholder or by shareholders belonging to the same group (article 26 of the Bylaws) is warranted because the purpose of such measure is to establish an appropriate balance and to protect the position of minority shareholders, preventing a possible concentration of votes on a small number of shareholders, which could affect the furtherance of the corporate interest or the interest of all the shareholders as a guide for the actions of the shareholders at the General Shareholders’ Meeting. Telefónica believes that this measure does not constitute a mechanism to block public tender offers but rather a guarantee that the acquisition of control will require sufficient consensus among all the shareholders since, as is natural and may be seen from experience, potential offerors may condition their offer to the removal of such block.
In addition, and in accordance with section 527 of the Companies Act, at listed companies, bylaw provisions that directly or indirectly establish, in general terms, the maximum number of votes that may be cast by a single shareholder, companies belonging to the same group or those acting in concert with the foregoing shall cease to have effect when, following a public tender offer, the offeror has reached a percentage equal to or greater than 70 percent of the capital carrying voting rights, unless such offeror is not subject to equivalent neutralization measures or has not adopted them.
On the other hand, the provisions of Law 19/2003, of July 4, on the Legal System of Transfers of Capital and of Financial Transactions with Foreign Countries (the "Law 19/2003")
might also apply, which provisions establish that the Government may decide the suspension of the regime of deregulation on foreign investments set out therein in the event of acts, businesses, transactions or operations that, because of their nature, form or conditions of performance, affect or may affect activities related, even if only occasionally, to public order or activities directly related to the national defense, or activities that affect or may affect public order, public safety and public health.
In addition, account should be taken of the latest amendments to Law 19/2003 (introduced by Royal Decree-Law 8/2020 of 17 March, Royal Decree-Law 11/2020 of 31 March and Royal Decree-Law 34/2020 of 17 November) which, in addition to maintaining the aforementioned regime, establishes the suspension of the liberalisation regime for certain investment operations, particularly affecting foreign direct investment in Spain in certain sectors, including the telecommunications sector. Thus, this regime establishes a compulsory process prior to the closure of certain operations, based on reasons of security, public order and public health, which implies that the closure of certain investment operations in Spain is subject to prior administrative authorisation, when the circumstances provided for in the aforementioned regulation are met.
The shareholders at a General Shareholders’ Meeting of Telefónica, S.A. have not resolved to adopt any neutralization measure in the event of a public tender offer in reliance on the provisions of the Securities Market Act.
4.2.2. Significant Shareholders
According to the information existing at the Company, there is no individual or legal entity that directly or indirectly, individually or jointly with others, exercises or may exercise control over Telefónica on the terms set out in section 5 of the Securities Market Act.

As of the closing date of fiscal year 2020, there are, however, certain shareholders holding interests that may be considered significant within the meaning of Royal Decree 1362/2007, of October 19, and which are the following:

Name or corporate name of shareholder	% of shares carrying voting rights		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect
Banco Bilbao Vizcaya Argentaria, S.A. (*)	4.94	0.02	0.00	0.00	4.96
CaixaBank, S.A. (**)	4.70	0.00	0.00	0.00	4.70
BlacRock, Inc.(***)	0.00	4.52	0.00	0.16	4.68
(*) Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. as at December 31, 2020 for the 2020 Annual Report on Corporate Governance and taking into account the latest capital increase of the Company (deed was executed on December 30, 2020 and registered on January 5, 2021). Likewise, and according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to Telefónica, S.A. shares owned by BBVA amounts to 5.27% of the Company's share capital.
(**) Based on information provided by CaixaBank, S.A. as at December 31, 2020 for the 2020 Annual Report on Corporate Governance and taking into account the latest capital increase of the Company (deed was executed on December 30, 2020 and registered on January 5, 2021).
(***) Based on the information notified by Blackrock, Inc to the CNMV on March 31, 2020 (a shareholding in Telefónicas's share capital of 4.983%) and taking into account the latest capital increase of the Company (deed was executed on December 30, 2020 and registered on January 5, 2021). On October 10, 2020 Blackrock, Inc. filed a Schedule 13G/A with the SEC notifying that its shareholding in Telefónica's share capital was 4.9%.

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Breakdown of indirect interest:

Name or corporate name of indirect shareholder	Name or corporate name of direct shareholder	% of shares carrying voting rights	% of voting rights through financial instruments	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	0.02	0,00	0.02
BlackRock, Inc.	BlackRock Group	4.52	0.16	4.68
It is hereby stated for the record that Telefónica is not aware of the existence of family, commercial, contractual or corporate relationships (whether significant or not arising in the ordinary course of business) among the holders of significant interests in its share capital.
Below is a description of the commercial, contractual or corporate relationships existing between the holders of significant interests and Telefónica, S.A. and/or its Group of companies (except for those of little significance or arising in the ordinary course of business):

Name of related party	Nature of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of the companies of its Group), together with Telefónica, S.A. and with CaixaBank, S.A., in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefônica Factoring do Brasil, Ltda., and Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Ciérvana, S.L. (a company which belongs to Grupo BBVA), together with Telefónica Compras Electrónicas, S.L.U., in Adquira España, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Memorandum of understanding executed by Telefónica Digital España, S.L.U. with the aim of exploring a potential collaboration to offer loans to consumers and SME in Argentina, Colombia, and Perú.
Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Financial Collaboration Agreement signed with Banco Bilbao Vizcaya Argentaria, S.A., with special conditions for the Employees, Retirees and Pre-retirees group of the Telefónica Group.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint venture agreement executed between Telefónica Digital España, S.L.U. and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and SME in such country.
CaixaBank, S.A.	Corporate	Shareholding of CaixaBank, S.A., with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or with any of the companies of its Group), in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefônica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A. (in the latter, without participation of Banco Bilbao Vizcaya Argentaria, S.A.).
CaixaBank, S.A.	Corporate	Shareholding of Caixabank Payments & Consumer, E.F.C., E.P., S.A.U. (subsidiary of CaixaBank, S.A.) together with Telefónica, S.A., in Telefónica Consumer Finance, E.F.C., S.A.
CaixaBank, S.A.	Contractual	Financial Collaboration Agreement signed with CaixaBank, S.A., with special conditions for the Employees, Retirees and Pre-retirees group of the Telefónica Group.

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Also note that until July 30, 2020, BBVA Bancomer, Institución de Banca Múltiple, Grupo Financiero Bancomer (subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) held a shareholding together with Telefónica Móviles México, S.A. de C.V. (subsidiary of Telefónica, S.A.) in Adquira México, S.A. de C.V. On the said date, July 30, 2020 Telefónica Móviles México, S.A. de C.V. sold to Openpay, S.A. de C.V. (company within BBVA Group) its shareholding in Adquira México, S.A. de C.V.

Similarly, below is a description of the relationships and/or positions of some of the Directors of Telefónica, S.A. with its significant shareholders:

Name or company name of related director or representative	Name of company name of related significant shareholder	Company name of the group company of the significant shareholder	Description of relationship/post
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Wholesale and Investment Banking in Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas	CaixaBank, S.A.	CaixaBank, S.A.	-
Ms. Sabina Fluxà Thienemann	Banco Bilbao Vizcaya Argentaria, S.A.	Banco Bilbao Vizcaya Argentaria, S.A.	Member of Eastern Territorial Regional Advisory Board (Spain) of Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Jordi Gual Solé	CaixaBank, S.A.	CaixaBank, S.A.	Chairman of CaixaBank, S.A.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Chairman's Office in Banco Bilbao Vizcaya Argentaria, S.A.
Ms. Verónica Pascual Boé	CaixaBank, S.A.	CaixaBank, S.A.	Member of the Territorial Advisory Board of CaixaBank Castilla y León (Spain). Member of the Advisory Board ImaginBank.

Remarks
Mr. José María Abril Pérez and Mr. Ignacio Moreno Martínez Name or company name of the shareholder represented or that has proposed their appointment: Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas and Mr. Jordi Gual Solé Name or company name of the shareholder represented or that has proposed their appointment: CaixaBank, S.A.
Ms. Sabina Fluxà Thienemann
Member of the Eastern Territorial Regional Advisory Board (which includes the regions of Valencia, Murcia and Baleares) of Banco Bilbao Vizcaya, S.A., to whom she advices as prominent businesswoman on their objective to keep on approaching their business strategy to the current social-economic situation of such regions, without receiving any remuneration for such position.

Ms. Verónica Pascual Boé
As technology expert, she is member of the Advisory Board ImaginBank (without receiving any remuneration for such position), and of the Territorial Advisory Board of CaixaBank Castilla y León (only receiving a remuneration for allowances not exceeding 3,000 euros per year) .

4.2.3. Directors' Shareholdings
As of December 31, 2020, the total percentage of voting rights held by the Board of Directors was 0.327%.
Specifically, as of such date, and as an indication of their commitment to the Company, the interest in Telefónica, S.A. held by the Executive Chairman, Mr. José María Álvarez-Pallete López and by the Chief Operating Officer, Mr. Ángel Vilá Boix, amounted to 0.054% and to 0.023% voting rights, respectively.

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4.3. General Shareholders' Meeting
4.3.1. Shareholders’ Rights
The Bylaws of Telefónica, S.A. provide for a single class of shares (common shares), giving all the holders thereof identical rights. There are no non-voting shares or shares carrying more than one vote or with privileges in the distribution of dividends, or reinforced quorum or qualified majorities other than those established by law.
There is no provision for the shareholders at a General Shareholders´ Meeting having to approve decisions entailing an acquisition, disposition or the contribution to another company of essential assets or similar corporate transactions other than those established by law.
This section describes some of the main rights of the shareholders of the Company.
Right to receive information
The General Shareholders’ Meeting is called as much in advance as required by law, through a notice published in, at a minimum, (i) the Official Gazette of the Commercial Registry or one of the widest circulation dailies in Spain, (ii) the website of the National Securities Market Commission and (iii) the Company’s corporate website.

The notice published on the Company’s corporate website remains accessible on a continuous basis at least until the holding of the General Shareholders’ Meeting; the Board of Directors may publish notices in other media, if it deems it advisable, in order to ensure public and effective dissemination of the call to meeting.

From the date of publication of the notice of the call to the General Shareholders’ Meeting, the Company makes available to its shareholders the documents and information that must be provided to them in accordance with legal or bylaw-mandated requirements in connection with the various items included on the agenda; such items and documents are posted on the Company’s website from the above-mentioned date. Notwithstanding the foregoing, shareholders may obtain such documents and information immediately and free of charge at the Company’s registered office, and request that they be delivered or mailed to them free of charge, in the cases and on the terms established by law.
In addition, from the date of publication of the call to the General Shareholders’ Meeting and until the fifth day prior to the date set for the holding of the meeting on first call, any shareholder may request in writing such information or clarifications or ask such questions in writing as it deems relevant concerning the matters included on the Agenda of the call to meeting, or concerning the information accessible to the public that the Company may have provided to the National Securities Market Commission since the holding of the immediately preceding General Shareholders’ Meeting, or concerning the auditor’s report.
The Board of Directors will be required to provide in writing, until the day of the holding of the General Shareholders’ Meeting, the requested information or explanations, as well as to reply, also in writing, to the questions asked. The replies to the questions and to the requests for information will be sent through the Secretary of the Board of Directors by any of the members of the Board or by any person expressly authorized by the Board of Directors for such purpose.
During the holding of the General Shareholders’ Meeting, shareholders may verbally request such information or explanations as they deem appropriate concerning the matters included on the Agenda or with respect to the information accessible to the public provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting or concerning the auditor’s report. in the event that it is impossible to satisfy the shareholder’s right at that time, the Board of Directors will be required to provide such information in writing within seven days of the end of the General Shareholders’ Meeting.
The Board of Directors will be required to provide the requested information as described in the two preceding paragraphs in the manner and within the periods established by law, except in those cases where (i) such information is unnecessary for the protection of the shareholder’s rights or there are objective reasons to consider that it could be used other than for corporate purposes, or the dissemination thereof would harm the Company or its related companies; (ii) the request for information or explanations does not relate to matters included on the Agenda or, in the case of paragraph two of this subsection (Right to Receive Information), to information accessible to the public that was provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting; (iii) it is so established in statutory or regulatory provisions. The exception described in subsection (i) above shall not apply if the information was requested by shareholders representing at least one-fourth of the share capital.
The replies to shareholders attending the General Shareholders’ Meeting from a distance electronically and simultaneously and exercising their right to receive information through such procedure shall be provided, where applicable, in writing, within seven days following the General Shareholders’ Meeting.
Supplement to the call to the General Shareholders’ Meeting and right to submit new proposals for agreement
Shareholders representing at least three percent of the share capital may request that a supplement to the call to the Ordinary General Shareholders’ Meeting be published,

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including one or more items on the Agenda, provided the new items are accompanied by a rationale or, if appropriate, by a duly substantiated proposed resolution. In addition, and on the terms set forth in section 519 of the Companies Act (Ley de Sociedades de Capital), shareholders representing at least three percent of the share capital may, within five days following publication of the notice of the call to meeting, submit duly substantiated proposed resolutions on matters already included or that must be included on the Agenda. Such rights shall be exercised by means of duly authenticated notice, which must be received by the Company in accordance with the provisions of the Law.
Right to attend and to appoint a proxy
Shareholders holding at least 300 shares registered in their name in the respective book-entry register five days prior to the General Shareholders’ Meeting and providing evidence thereof through the respective attendance card or certificate issued by the Company or by any of the Depositary Entities Members of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) or in any other form allowed by applicable legislation may attend the General Shareholders’ Meeting called.
Any shareholder having the right to attend may be represented at the General Shareholders’ Meeting by another person, even if such person is not a shareholder. Proxies may be granted through the proxy forms printed on the attendance cards or in any other manner allowed by law, without prejudice to the provisions of the Companies Act regarding cases of representation by family members and the grant of general powers of attorney. The documents granting the proxy for the General Shareholders’ Meeting shall include instructions concerning the direction of the vote. Unless the shareholder granting the proxy expressly states otherwise, it shall be deemed that such shareholder issues precise voting instructions in favor of the proposed resolutions submitted by the Board of Directors on the matters included on the Agenda. If there are no voting instructions because the shareholders acting at the General Shareholders’ Meeting could decide on matters that, while not included on the Agenda and therefore not known on the date on which the proxy is granted, might be put to a vote at the General Shareholders’ Meeting, the proxy shall cast the vote in the direction the proxy considers best, taking into account the interest of the Company and that of the shareholder the proxy represents. The same provisions shall apply when the respective proposal or proposals submitted to a decision of the shareholders at the General Shareholders’ Meeting were not made by the Board of Directors.
It is expressly stated for the record that the notice of call of the last Ordinary General Shareholders’ Meeting expressly provided that unless the shareholder granting the proxy expressly stated otherwise, such shareholder would be deemed to issue precise instructions to vote against the respective resolution on any matter that, while not included on the Agenda and therefore not known on the date on which the proxy was granted, might be put to a vote at the General Shareholders’ Meeting.
If the proxy document does not state the specific person to whom the shareholder grants his proxy, it shall be deemed to have been granted to the Chair of the Board of Directors of the Company or to the person who may replace him as Chair of the General Shareholders’ Meeting. If the appointed proxy should be in a situation of conflict of interest regarding the vote on any of the proposals which, whether or not included on the Agenda, are submitted at the General Shareholders’ Meeting and the shareholder granting the proxy has not issued precise voting instructions, the proxy shall be deemed to have been granted to the Secretary for the General Shareholders’ Meeting.
Shareholders who are not holders of the minimum number of shares required to attend may also grant a proxy in writing with respect to such shares to a shareholder with the right to attend or form a group with other shareholders in the same situation until they have the necessary number of shares, and grant a proxy in writing to one of them.
Right to vote and adoption of resolutions
Every share present in person or by proxy at the General Shareholders’ Meeting shall entitle the holder thereof to one vote.
Resolutions shall be adopted by simple majority, meaning that proposed resolutions will be approved when the number of votes in favor of each proposal is greater than the number of votes against it (regardless of the number of blank votes and abstentions), without prejudice to the reinforced voting quorums established in the law and in the Bylaws.
Rules for amending the Company’s Bylaws
The Bylaws and Regulations for the General Shareholders’ Meeting of Telefónica confer upon the shareholders acting at a General Shareholders’ Meeting the power to approve the amendment of the Bylaws (articles 15 and 5, respectively), subject to applicable legal provisions for all other matters.
The procedure for amending the Bylaws is established in sections 285 et seq. of the Companies Act, and must be approved at the General Shareholders’ Meeting complying with the quorum and majorities required in sections 194 and 201 of the same law.
In particular, if the General Shareholders’ Meeting is summoned to deliberate on Bylaw amendments, including capital increases or reductions, on eliminating or restricting pre-emptive rights in respect of new shares and on the transformation, merger, spin-off or the global assignment of assets and liabilities and the relocation of the registered office abroad, then shareholders that own at least fifty percent of the subscribed capital with voting rights will have to be present or be represented by proxy on first call. If there is no sufficient quorum, the General Shareholders’ Meeting will be held on second call, in which case at least twenty-five

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percent of the subscribed capital with voting rights will need to be present, either in person or by proxy. When shareholders that represent less than fifty percent of the subscribed capital with voting rights are present at the Meeting, either in person or by proxy, the resolutions referred to above may only be approved when two-thirds of the capital, present or represented by proxy at the Meeting, vote in favor of the resolution.
Pursuant to section 286 of the Companies Act, if the Bylaws are amended, the Directors or, if appropriate, the shareholders who made the proposal must draw up in full the text of their proposed amendment and a written report justifying the amendment, which must be made available to the shareholders when the General Shareholders’ Meeting is called to deliberate on the amendment.
Furthermore, and pursuant to section 287 of the Companies Act, the notice calling the General Shareholders’ Meeting must clearly state the items that might be amended, and note that all the shareholders are entitled to analyze the full text of the proposed amendment and the report on such amendment at the registered offices, as well as to request such documents to be delivered or sent to them free of charge.
Pursuant to section 291 of the Companies Act, when new obligations are established for the shareholders due to an amendment of the Bylaws, the resolution must be passed with the approval of the affected shareholders. Furthermore, if the amendment directly or indirectly affects a type of shares, or part of them, the provisions of section 293 of such Act shall apply.
The procedure for voting on proposed resolutions at the General Shareholders’ Meeting is regulated in section 197 bis of the Companies Act and in the internal regulations of Telefónica (in particular, article 23 of the Regulations for the General Shareholders’ Meeting). This article states, among other things, that when amendments are made to the Bylaws, each article or group of articles which is materially different will be voted on separately.
Corporate Website
Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfills both the technical requirements for access to and content of the Company website, including information on General Shareholders’ Meetings, through direct access from the homepage of Telefónica, S.A. (www.telefonica.com) in the “Shareholders and Investors” section (www.telefonica.com/accionistaseinversores), which includes not only all of the information that is legally required but also information that the Company considers to be of interest.
4.3.2. Dialogue with the Shareholders
The Regulations for the General Shareholders’ Meeting and the Regulations of the Board of Directors of Telefónica devote several of their sections to governing the channels whereby relations between the Board of Directors and the shareholders of the Company (both individual shareholders and institutional shareholders and investors) are established in order to thereby ensure the greatest possible transparency in such relations. It is further expressly provided that the Board of Directors undertakes to guarantee equal treatment in its relations with the shareholders. The purpose of the Company’s actions in this area, based on the paramount standard of transparency, is the distribution of all public information generated by the Company, making it accessible to all its shareholders simultaneously and in a non-discriminatory manner, complying with their need for information and ensuring that published information satisfies the standards of quality, clarity and truthfulness.
In addition, and within this context, the Board of Directors of the Company, at its meeting held on November 25, 2015, approved the Policy on Information, Communication and Contacts with Shareholders, Institutional Investors and Proxy Advisors, the second and third edition of which was also approved by the Board at its meetings of November 4, 2019 and December 16, 2020, respectively, to include new developments and the latest trends on the matter. In the latest edition of December 16, 2020, the name of said Policy was changed to Disclosure, Contact and Engagement Policy of Telefónica, S.A. for shareholders, institutional investors and proxy advisors.
In connection therewith, and as provided in such Policy, the Board of Directors of Telefónica is the body responsible for establishing and supervising appropriate mechanisms of communication and relationship with shareholders, institutional investors and proxy advisors that fully respect the rules prohibiting market abuse and that provide similar treatment to shareholders in the same position.
Thus, the Board of Directors, acting through its corresponding decision-making bodies, endeavors to defend, protect and facilitate the exercise of the rights of shareholders, institutional investors and the markets in general and, in particular, their right to information, within the framework of protecting the corporate interest, which is understood as the achievement of a profitable and sustainable business over the long-term, which fosters its continuity and the maximization of the economic value of the company, all in accordance with the following principles:
a)Transparency, truthfulness, immediacy, equality and symmetry in the diffusion of economic/financial, non-financial and corporate information by dissemination thereof through the reporting and communication channels provided in this Policy, which contribute to maximizing the dissemination and quality of information available to the market, to investors and to other stakeholders.
b)Published information shall be clearly written and must be true, complete in all material respects and comply with all applicable legal requirements, such that it reasonably

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provides a true and fair view of the financial and nonfinancial position, the profits/losses and the business of the Company in all material respects.
c)Information shall be subjected to an internal control system of a Coordination and Control Committee, and to supervision by the Internal Audit directorate, the Audit and Control Committee, the Board of Directors and the External Auditor.
d)Encouraging the engagement within the Company of shareholders and institutional investors, particularly by providing access to information relevant to the exercise by shareholders of their rights, mainly the rights to attend and vote at the General Meeting.
e)Development of information disclosure tools that take advantage of new technology in order to communicate rapidly and effectively using economical means.
f)Compliance with applicable law, particularly the Market Abuse Regulation, and the internal rules of the Company, especially the Internal Code of Conduct for Securities Markets Issues.
Telefónica disseminates to the market and communicates to its shareholders and institutional investors and to its other stakeholder groups, its information through various channels:
•Communications to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (CNMV) and other international official bodies.
The Company sends to the CNMV all information that under applicable law is classified as privileged or material, periodic financial and non-financial information, and corporate information as required by law.
Likewise, the Company delivers each and every one of the communications that it has filed for these purposes with the CNMV to other foreign supervisory authorities and bodies in all markets on which its shares are admitted to listing. Information sent to the CNMV is immediately disseminated on the CNMV's website and is subsequently published on the Company's website.
Within this context, Telefónica mainly publishes the following financial, non-financial and corporate information: i) Communications of Inside Information (II) and Other Relevant Information (ORI); ii) Quarterly results information; iii) Semi-annual results information; iv) Annual Information (Annual Financial Statements and Management Report, which includes the Statement of Non-financial Information, the Annual Corporate Governance Report and the Annual Report on Directors’ Remuneration, together with the External Auditor’s Report); v) the Annual Corporate Governance Report; vi) the Annual Report on Directors’ Remuneration; and vii) Annual Informational Reports (including the Universal Registration Document filed on an annual basis with the CNMV, or the 20-F report, filed with the
Securities and Exchange Commission (SEC) in the United States).
•Corporate website of Telefónica.
Access routes to the Shareholders and Investors and “Shareholders’ Area” tabs of the corporate website are the following:
https://www.telefonica.com/accionistaseinversores
https://www.telefonica.com/zona-accionistas
In compliance with applicable legal provisions, the Company has a corporate website (www.telefonica.com), which is an official channel of communication to allow for the exercise by shareholders of the right to obtain information and to disseminate information of interest to investors and other stakeholders, favoring transparency, immediacy and the subsequent access to information. The information is published simultaneously in Spanish and English, with the Spanish version taking precedence in the event of any inconsistency.
Telefónica’s corporate website also provides access to the following information; i) General information regarding the Company; ii) economic/financial and non-financial information; iii) Inside Information Communications and Other Relevant Information issued by the Company; iv) Share information; v) information on corporate governance; and vi) specific information for shareholders (Shareholders’ Corner) focused solely on minority shareholders.
In particular, the presentations of annual, semi-annual and quarterly results, as well as other types of significant institutional or economic/financial presentations, are published through Telefónica’s corporate website.
Telefónica also streams webcasts and conference calls regarding presentations of quarterly results and other significant communications for the market, allowing access to shareholders, analysts and any other persons who so desire.
All documents required by applicable legal provisions regarding the call to and holding of General Shareholders’ Meetings are also published on the corporate website, which promotes informed participation and the exercise of the rights to information and participation.
•General Shareholders’ Meeting.
As already mentioned in preceding paragraphs, the Board of Directors encourages informed and responsible participation by the shareholders at the General Shareholders` Meeting, and adopts such measures and guarantees as may be appropriate to ensure that the shareholders at the General Shareholders’ Meeting effectively perform their duties under the law and the Company’s corporate governance principles.
In addition, from the call to the General Shareholders’ Meeting, the shareholders can access the Office of the

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Shareholder, which is also specifically located in the room where the General Meeting is held, in order to resolve questions that might be raised by shareholders and respond to and inform those persons who wish to take the floor.
The Office of the General Secretary of the Company, with the support of the Investor Relations Area, is responsible for maintaining ongoing contact and dialogue with proxy advisors, answering their questions regarding proposed resolutions submitted at the General Shareholders’ Meeting and providing the clarifications they deem to be required, so that their voting recommendations can be based on a real understanding of the Company and its situation.
Likewise, Telefónica must also monitor the policies and recommendations of such proxy advisers, as well as international developments and trends in corporate governance, and evaluate the recommendations and principles issued by proxy advisers in relation to corporate governance standards, taking into account the particular circumstances of the Company and its environment and, in any event, the legal provisions that may apply to the Company.
•Relationships with shareholders, institutional investors and financial analysts
The Disclosure, Contact and Engagement Policy of Telefónica, S.A. for Shareholders, Institutional investors and Proxy advisors requires the Company to inform, communicate with and respond appropriately to its shareholders and investors with transparency, truthfulness, immediacy, equality and symmetry in the dissemination of information. Telefónica communicates directly with its shareholders, institutional investors and financial analysts through the Investor Relations area.
This area, which includes the Office of the Shareholder, is in charge of and responsible for this communication, and therefore, any contact with shareholders, institutional investors or financial analysts must be channeled through it, and it will validate and coordinate any communication that it makes, whether verbal or written, requesting the participation of other areas of the Telefónica Group whose purview covers the issues for which the consultation is made, such as the Office of the General Secretary, People or Sustainability. Furthermore, the Group’s Investor Relations department will coordinate communication by the various subsidiaries with the market in order to ensure that it is proper, consistent and coherent at all times.
a) Investor Relations
In charge of continuously responding to questions and suggestions made by institutional investors and financial analysts on an individualized basis through
•An e-mail address (ir@telefonica.com).
•A telephone number (+3491 4828700) and a mailing address (Distrito Telefónica - Edificio Central Pl. 2ª C/
Ronda de la Comunicación s/n 28050 Madrid).
•In addition, to provide detailed reports on the evolution, strategy and results of the Company and to answer questions from analysts and institutional investors, informational meetings and roadshows are organized at the main financial centers worldwide. These meetings are held by both Investor Relations and Telefónica’s management team, which are virtual when required, as for example in the context of the situation generated by the COVID-19.
Attendance at forums and conferences in the telecommunications sector or generally in Europe/Latin America is also a natural channel for Telefónica’s communication with institutional investors.
There are also presentations to and meetings with analysts and institutional investors that delve into strategic issues of the Company, which supplement the published information and may be necessary or appropriate to facilitate communication and the long-term creation of value.
Within this context and for some years now, Telefónica has an Engagement Program with the Company’s main investors, informing them transparently and on an ongoing basis of, among other things, business strategy, financial performance, corporate governance (composition of the Board of Directors and Good Governance practices), remuneration and sustainability. In addition to Investor Relations, other areas of the Telefónica Group responsible for matters concerning which queries are received, such as the Office of the General Secretary, People or Sustainability, also participate in this program. The Company is committed to the main investors in this matter, and regularly makes telephone calls and holds face-to-face meetings in London and Paris, and being in virtual format if necessary, as for example within the framework of the COVID-19 pandemic.
All these measures are used to coordinate and manage communication with the market in order to ensure that it is appropriate, consistent and coherent at all times.
Communication with institutional investors, analysts and shareholders may not take place during the periods prior to publication of the results of the Group or of subsidiaries that are subject to securities market rules.
b) Office of the Shareholder
Through the Office of the Shareholder, Telefónica ensures transparent, agile and fluid communications with its shareholders, providing the same information in time and form as that provided to institutional shareholders.
The Company distributes to all of them a communication service consisting of the sending of e-mails with information of interest regarding the Company, significant events (hechos relevantes), news, quarterly results (videos, images, etc.), a monthly newsletter, the “Acción Telefónica” magazine, stock market information, etc. to encourage

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transparency and communication between the Company and its shareholders. This type of information is sent to shareholders who request this service and is available for viewing and or downloading at the Shareholders’ Corner (www.telefonica.com/zona-accionistas).
The Office of the Shareholder also holds periodic meetings with shareholders in the various Spanish provinces with the largest number of shareholders, reporting on the Company’s strategy and the latest published results, thereby offering personalized service to shareholders and meeting the requirements of transparency in offering the same information to individual and institutional shareholders. Two-way communication is established between the Company and its shareholders at these meetings, where there can be an exchange of viewpoints.
An annual meeting of Telefónica’s management team with shareholders is also held prior to the holding of the General Shareholders’ Meeting which, if necessary, is carried out virtually, for example in the context of a pandemic such as COVID-19.
Personal communication is maintained with the shareholders throughout the year, by telephone, electronic, postal and virtual means, and especially upon the presentation of results and on occasion of the principal communications of privileged or significant information, such as distribution of dividends, calls to General Shareholders´ Meetings, corporate transactions, etc.
Furthermore, in order to improve dialogue between the Company and its shareholders, there may be periodic Informational Meetings in which the shareholders participate upon established terms in order to discuss current issues regarding the Telefónica Group that are considered to be of particular interest for this group. These issues can cover regulatory developments in the area of listed companies, aspects relating to the performance of the business or other issues.
The Company publishes the quarterly magazine “Acción Telefónica,” with financial information that includes an explanatory summary of periodic public information of a financial and operational nature, interviews on current events and exclusive campaigns that can be accessed. It is available in both paper form and digital format in the Shareholders’ Corner and may also be viewed on IOS and Android devices by installing the respective app.
The Company also distributes to its shareholders a monthly newsletter with stock market information, new developments, technological advances, news, videos, offers, promotions, cultural visits, upcoming events, sponsorships, recognitions, etc.
Upon the holding of the General Shareholders’ Meeting, the channels of communication with shareholders are expanded to facilitate their participation therein. The Office of the Shareholder can be contacted directly through a form within a specific microsite for the Meeting. Shareholders can use this medium to ask questions relating to items on the agenda, the delivery of documentation relating thereto, and the procedure for participating in the General Shareholders’ Meeting, either in person or by proxy.
The channels for contacting Telefónica's Office of the Shareholder are:
•A toll-free information number (900 111 004) open from 9:00 a.m. to 7:00 p.m., Monday to Friday, except national holidays. This call center is staffed by qualified personnel specializing in the economic/financial field. Information is provided regarding communications of privileged or significant information made by the Company, including the dividend policy, results and corporate transactions, among other things.
•An e-mail address (accionistas@telefonica.com) for responding to questions and suggestions from the Company’s shareholders. This channel of communication is attended to in Spanish as well as in English
•A mailing address (Edificio Central Pl. 2ª Ronda de la Comunicación s/n Madrid 20850, Spain).
•A special tab (Shareholders’ Area) on the corporate website (www.telefonica.com/zona-accionistas).
Furthermore, throughout the year, the Office of the Shareholder collects and manages the suggestions and requests of the shareholders regarding other areas of the Telefónica Group, such as customer service, billing, sales, etc. and is thus a means for bringing the Company closer to the shareholders.
•Social Media
Telefónica's social media profiles (Twitter, Linkedin, YouTube, Instagram, Facebook and Flickr, etc.) have become a channel for the communication of corporate, business, event and conference information.
In addition, and subject to securities market regulations on the communication of inside information, the Company may use social media to simultaneously communicate inside information as an additional or complementary channel to the CNMV, provided that the Company complies with the requirements of applicable legal provisions on the communication of inside information and other relevant information and with the other internal rules of the Company.
•Mass Media
Based on the circumstances, the Company will consider the suitability of summoning the media for the presentation of its annual results, with the participation, when appropriate, of Telefónica’s management team, in order to inform the media regarding the progress of the Company and its projects, always subject to the principles of non-disclosure of inside information and other relevant information that has not already been published and the equal treatment of

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shareholders.
4.3.3. Main Aspects of the 2020 Ordinary General Shareholders’ Meeting
Attendance and celebration
In view of the health crisis situation caused by COVID-19, the extension of the state of alarm for the management of such situation authorised by the Congress of Deputies on June 3, 2020, and the restrictions on mobility and/or meetings in force at that time, in order to avoid undue discrimination and ensure parity of treatment of shareholders, the Ordinary General Shareholders' Meeting held on June 12, 2020 took place exclusively telematically, i.e. without the physical or face-to-face attendance of shareholders, proxies or guests.
To this end, the Company set up mechanisms on the corporate website to enable shareholders (or their proxies) to remotely attend the Ordinary General Shareholders' Meeting.
Likewise, also in view of the situation generated by COVID-19, the Company agreed to extend the deadline for the exercise of the right to information prior to the Ordinary General Shareholders' Meeting, which could be exercised until 23:59 on the day prior to the scheduled date of the meeting.
Similarly, as at the Ordinary General Shareholders' Meeting
held in 2019, the 2020 Shareholders' Meeting was broadcast live on Telefónica's corporate website, which enabled shareholders not present, investors and interested persons in general to be fully informed of the results and the matters discussed.
Quorum and attendance figures
At the 2020 Ordinary General Shareholders’ meeting, the quorum was 54,54%.
Such quorum breaks down as follows:

Attendance data
Date of general meeting	% physically present	% present by proxy	% distance voting		Total
			Electronic voting	Other
12/6/2020	0.07%	52.52%	0.14%	1.81%	54.54%
Of which, free float	0.01%	33.37%	0.14%	0.56%	34.08%
Outcomes of the votes
All the items on the Agenda were approved by a wide majority; the percentage of affirmative votes was 94.33% on average.
The following table summarizes the resolutions approved at the 2020 Ordinary General Shareholders’ Meeting and the results of the votes:

Item of the Agenda	Summary of the resolution	Votes in favour	Votes Against	Abstentions	Result of the Voting
I.1	Approval of the 2019 Annual Accounts and of the Management Report.	2,772,201,509 (98.8646%)	4,423,799 (0.1578%)	27,413,456 (0.9776%)	Passed
I.2	Approval of the Non-Financial Information Statement.	2,773,422,914 (98.9082%)	2,437,657 (0.0869%)	28,178,193 (1.0049%)	Passed
I.3	Approval of the management of the Board of Directors.	2,763,756,460 (98.5634%)	9,514,411 (0.3393%)	30,767,893 (1.0973%)	Passed
II	Approval of the Proposed Allocation of the Profits/Losses.	2,754,780,613 (98.2433%)	23,416,401 (0.8351%)	25,841,750 (0.9216%)	Passed
III	Re-election of the Statutory Auditor for fiscal year 2020	2,769,270,553 (98.7601%)	3,711,678 (0.1324%)	31,056,533 (1.1076%)	Passed
IV.1	Re-election of Mr. Isidro Fainé Casas as proprietary Director.	2,657,218,641 (94.7640%)	115,155,234 (4.1068%)	31,664,889 (1.1293%)	Passed
IV.2	Re-election of Mr. Juan Ignacio Cirac Sasturain as independent Director.	2,716,387,636 (96.8741%)	56,771,128 (2.0246%)	30,880,000 (1.1013%)	Passed
IV.3	Re-election of Mr. José Javier Echenique Landiríbar as independent Director.	2,588,475,676 (92.3124%)	182,470,109 (6.5074%)	33,092,979 (1.1802%)	Passed

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IV.4	Re-election of Mr. Peter Erskine as other external Director.	2,583,762,272 (92.1443%)	189,337,488 (6.7523%)	30,939,004 (1.1034%)	Passed
IV.5	Re-election of Ms. Sabina Fluxà Thienemann as independent Director.	2,719,795,664 (96.9957%)	53,391,956 (1.9041%)	30,851,144 (1.1002%)	Passed
IV.6	Re-election of Mr. Peter Löscher as independent Director.	2,464,035,148 (87,8745%)	306,725,500 (10,9387%)	33,278,116 (1,1868%)	Passed
IV.7	Ratification and appointment of Ms. Verónica María Pascual Boé as independent Director.	2,754,043,712 (98.2170%)	18,041,178 (0.6434%)	31,953,874 (1.13946%)	Passed
IV.8	Ratification and appointment of Ms. Claudia Sender Ramírez as independent Director.	2,752,032,681 (98.1453%)	18,816,691 (0.6711%)	33,189,392 (1.1836%)	Passed
V.1	First scrip dividend resolution.	2,748,406,012 (98.0160%)	26,010,743 (0.9276%)	29,622,009 (1.0564%)	Passed
V.2	Second scrip dividend resolution	2,749,588,919 (98.0582%)	25,645,864 (0.9146%)	28,803,981 (1.0272%)	Passed
VI.	Delegation to the Board of Directors, with express powers of substitution, for a term of five years, of the power to increase share capital, with delegation of the power to exclude the preemptive rights of the shareholders.	2,193,254,414 (78.2177%)	582,250,609 (20.7647%)	28,533,741 (1.0176%)	Passed
VII.	Delegation to the Board of Directors of the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred stock, in all cases be they simple, exchangeable and/or convertible and/or granting the holders thereof a share in the earnings of the company, as well as warrants, with the power to exclude the preemptive rights of shareholders. Authorization to guarantee issuances by companies of the Group.
		2,216,456,491 (79.0451%)	558,893,948 (19.9317%)	28,688,325 (1.0231%)	Passed
VIII.	Delegation of powers to formalize, interpret, rectify and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.	2,773,161,134 (98.8988%)	4,786,713 (0.1707%)	26,090,917 (0.9305%)	Passed
IX.	Consultative vote on the 2019 Annual Report on Director Remuneration.	2,503,901,437 (89.2962%)	257,947,548 (9.1991%)	42,189,779 (1.5046%)	Passed
The full texts of the resolutions adopted by the General Shareholders’ Meeting held on June 12, 2020 may be viewed on the Company’s corporate website and on the CNMV website (Other Relevant Information sent on June 12, 2020).
Communication with shareholders
During 2020 and especially on the occasion of the Ordinary General Shareholders’ Meeting, Telefónica continued to strengthen communications, service and relationships with its shareholders and investors:
–Call Center (900-111-004 Shareholder Call Center):
•32,744 queries responded to during 2020.
•13,143 queries during the period of the General Shareholder’ Meeting.
–Shareholders’ Mailbox:
•21,120 e-mails responded to during 2020.
•7,953 e-mails during the period of the General Shareholders’ Meeting.

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4.4. The organisational structure of the administrative bodies

4.4.1. Board of Directors GRI 102-18, 102-22, 102-24, 102-28
From left to right, located in the bank, Mr. José Javier Echenique Landiríbar, Vice Chairman and Independent Director; Mr. José María Abril Pérez, Vice Chairman and Proprietary Director; Mr. José María Álvarez-Pallete López, Chairman and Executive Director; Mr. Isidro Fainé Casas, Vice Chairman and Proprietary Director; and Mr. Ángel Vilá Boix, Chief Operating Officer and Executive Director.
From left to right, standing, Mr. Antonio García-Mon Marañés, General Vicesecretary and Viceseretary of the Board; Ms. Verónica Pascual Boé, Independent Director; Mr. Juan Ignacio Cirac Sasturain, Independent Director; Claudia Sender Ramírez, Independent Director; Mr. Peter Löscher, Independent Director; Ms. Sabina Fluxà Thienemann, Independent Director; Mr. Peter Erskine, Other External Director; Mr. Jordi Gual Solé, Proprietary Director; Ms. María Luisa García Blanco, Independent Director; Mr. Francisco José Riberas Mera, Independent Director; Ms. Carmen García de Andrés, Independent Director; Mr. Ignacio Moreno Martínez, Proprietary Director; Mr. Francisco Javier de Paz Mancho, Other External Director; and Mr. Pablo de Carvajal González, General Secretary and Secretary of the Board.

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Structure of the Board of Directors (size, composition, diversity, procedure for selecting Directors).
Size
As of December 31, 2020, and on the date of issuance of this Report, the Board of Directors was and is composed of 17 members, whose profiles and professional career appear in Section related to "Professional career of the members of the Board of Directors".
The complexity of the organizational structure of the Telefónica Group, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justifies the fact that the number of members of the Board is sufficient to achieve the Board’s effective and operational functionality.
Likewise, it is important to bear in mind that the Board of Directors of the Company has six Committees (the Executive Commission and five Advisory Committees), thereby ensuring the active participation of all of its Directors.
Composition by category of Director

•Executive Directors: 2/17

•Independent Directors: 9/17
The independent Directors represent 52.94% of the Board of Directors, which complies with corporate governance recommendations, which require that the management body consist of a large majority of external Directors and that the number of independent Directors represent at least one-half of the total number of Directors. It should be noted that these recommendations have been expressly incorporated in the Regulations of the Board of Directors of the Company, as amended on December 16, 2020.

•Proprietary Directors: 4/17

•Other External Directors: 2/17
Mr. Peter Erskine and Mr. Francisco Javier de Paz Mancho are considered to be Other External Directors, for the following reasons:

Mr. Peter Erskine was appointed a Director of Telefónica, S.A. in 2006, such that, 12 years after his appointment, and in accordance with the provisions of section 529 duodecies of the Companies Act, in 2018 he was reclassified from Independent Director to Other External Director.

Similarly, Mr. Francisco Javier de Paz Mancho was appointed a Director of Telefónica, S.A. in 2007, such that, 12 years after his appointment, and in accordance with the provisions of section 529 duodecies of the Companies Act, in 2019 he was reclassified from Independent Director to Other External Director.

Diversity
Telefónica S.A. has a Director Selection Policy as of November 25, 2015. This Policy was updated i) on December 13, 2017 to include the Diversity Policy applicable to the Board of Directors and, consequently, was renamed the Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Directors, and ii) on December 16, 2020, in order to adapt this Policy to the applicable regulations and, specifically, to the Recommendations of the Good Governance Code of the National Securities Market Commission (CNMV), which was partially reformed in June 2020.
This Policy ensures that the procedures for selecting Directors are based on a prior analysis of the of the skills required by the Board of Directors, and favors thereof diversity of knowledge, training and professional experience, age, disability and gender on the Board, free from any implicit bias that might imply any form of discrimination, particularly on account of gender, disability or any other personal condition, and that facilitate the selection of female Directors in a number that allows the achievement of an equal balance of women and men.
In accordance with the provisions of said Policy, the selection

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of candidates to serve as a Director at Telefónica adheres to the following principles:
1. An effort is made to ensure that the Board of Directors has a balanced composition, with a large majority of non-Executive Directors and an appropriate mix of Proprietary and Independent Directors, while also endeavoring to ensure that Independent Directors have sufficient weight within the Board of Directors.
2. The Board of Directors endeavors to ensure that the procedures for the selection of Directors favor diversity of knowledge, training, professional experience, age and gender, and are free from any implicit biases that might imply any form of discrimination. All of the foregoing is in order for the Board of Directors to have an appropriate, diverse and balanced composition overall, which i) enriches analysis and debate, ii) contributes multiple viewpoints and positions, iii) favors decision-making taking into account the nature and complexity of the business, as well as the social and environmental context, iv) gives it maximum independence, and v) allows for compliance with legal requirements and good governance recommendations in relation to composition and suitability required to be met by the members of the various internal oversight Committees of the Board of Directors.
In particular, the Company's Board of Directors promotes the aim of inclusion of female Directors, as well as measures that promote the Company having a significant number of female senior executive officers based on good governance recommendations, all without prejudice to the key principles of merit and ability that must govern all of the Company’s staff selection processes.
The Board of Directors regularly evaluates the degree of compliance and effectiveness of this Policy and, in particular, the percentage of female directors at any given time.
In particular, and on the occasion of the proposal for re-election, ratification and appointment of the members of the Board of Directors submitted to the 2020 Ordinary General Shareholders' Meeting, both the Nominating, Compensation and Corporate Governance Committee and the Board of Directors verified compliance with the Policy, taking into account, among other issues, diversity of knowledge, training, experience and age.
3. The process for the selection of candidates to serve as Directors is also based on a prior analysis of the skills required by the Board of Directors. Such analysis is conducted by the Company’s Board of Directors, with the advice and with the required report or proposal, if applicable, of the Nominating, Compensation and Corporate Governance Committee.
4. In the case of re-election or ratification, the report or proposal of the Nominating, Compensation and Corporate Governance Committee contains an evaluation of the work and effective dedication to the position for the most recent period of time during which the proposed Director has been in that position, as well as the Director’s ability to continue to perform satisfactorily.
5. The required report or proposal of the Nominating,
Compensation and Corporate Governance Committee is published upon the call to the General Shareholders’ Meeting at which the ratification, appointment or re-election of each Director is submitted.
Furthermore, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee ensure, within the scope of their respective powers, that the candidates chosen for the position of Director are persons of recognized probity, competence and experience, who are willing to devote the time and effort required for the performance of their duties, exercising rigorous care in the selection of the persons called upon to serve as Independent Directors.
Accordingly, all the candidates for the position of Director shall be professionals of integrity, whose conduct and professional career is in line with Telefónica's Responsible Business Principles.
Additionally, candidates for Director shall be considered in particular if they have professional experience, in telecommunications, technology, consumer awareness, ESG knowledge, marketing, accounting, auditing, risk management (both financial and non-financial) and international experience and team leadership in multinationals will be valued.
On the other hand, with regard to gender diversity, the Company has purposely sought out women who fit the required professional profile. In this regard, in terms of the percentage of female Directors with respect to the total number of members of the Board of Directors, section 4.1.3 of this Report shows the qualitative leap that the Company has made in this area, having gone from 11.11% in 2016 to 29.41% in 2020.
All of the measures and procedures that have been agreed upon and adopted by the Board of Directors and by the Nominating, Compensation and Corporate Governance Committee in order to include on the Board a number of females that enables a balanced presence of women and men, and to prevent the selection procedures from being affected by any implicit bias that would hinder the appointment of female Directors, have been initiated and implemented by the Company.
Thus, in the change in the composition of the Company’s Board of Directors that was implemented in 2016, at the proposal of the Nominating, Compensation and Corporate Governance Committee, the Board of Directors unanimously appointed Ms. Sabina Fluxà Thienemann as an Independent Director of Telefónica. This appointment was ratified by the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica held on May 12, 2016.
Similarly, in the change in the composition of the Company’s Board of Directors that was implemented in 2017, at the proposal of the Nominating, Compensation and Corporate Governance Committee, the Board of Directors unanimously appointed Ms. Carmen García de Andrés as an Independent Director of Telefónica. This appointment was ratified by the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica held on June 9, 2017.

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Likewise, in 2018 the Company’s Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, unanimously appointed Ms. María Luisa García Blanco as an Independent Director of Telefónica. This appointment was ratified by the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica held on June 8, 2018.
Last, in 2019 the Company’s Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, unanimously appointed Ms. Claudia Sender Ramírez and Ms. Verónica Pascual Boé as Independent Directors of Telefónica. These appointments were ratified by the Ordinary General Shareholders' Meeting of Telefónica held on June 12, 2020, at which both were appointed Directors for the statutory term of four years.
It should also be noted that the same criteria and principles that the Company applies to the process of selecting and appointing the members of the Board of Directors are applied to the appointment of the Directors who are part of the various Committees of the Company’s Board of Directors, as well as, with regard to gender diversity, the appointment of female senior executive, all without prejudice to the key principles of merit and ability that must govern all of the Company’s staff selection processes.
In this regard, in 2019 the Nominating, Compensation and Corporate Governance Committee verified compliance with the Diversity Policy in relation to the Board of Directors of Telefónica, S.A. and the selection of Directors on the occasion of the appointment of Ms Claudia Sender Ramírez and Ms Verónica Pascual Boé as Directors and the appointment of the members of the Committees of the Board of Directors. Likewise, in financial year 2020, compliance with the aforementioned Policy was verified on the occasion of the proposal for ratification and re-election of Directors submitted and approved by the Ordinary General Shareholders' Meeting of June 12, 2020, and of the proposal of appointment of members of the Board of Directors' Committees.
On the occasion of the proposed re-election, ratification and appointment of the members of the Board of Directors, information was provided to shareholders on the diversity criteria and objectives in the reports prepared by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee.
Last, with regard to performance evaluation, the Board of Directors conducts an annual evaluation of its operation and of that of its Committees, assessing in particular the application, in terms of the composition and competencies of the Board of Directors, of the various aspects of diversity included in the aforementioned Policy, as well as the performance of the Chairman of the Board of Directors, of the Company’s Chief Executive Officer and of the various Directors, paying special attention to the heads of the various Board Committees and adopting appropriate measures for their improvement. This assessment is carried out every three years with the assistance of an external consultant, whose independence is verified by the Nominating, Compensation and Corporate Governance Committee. In this regard, as indicated at the end of this section under the title "Evalutation of the Board and of its
Committees", for the evaluation corresponding to the financial year 2020, the Company has been supported by Egon Zehnder as external advisor.
The Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Directors is public and may be viewed on the corporate website (www.telefonica.com).
Procedure for the Selection, Appointment, Re-election and Cessation of Directors
Selection and Appointment
As mentioned earlier, Telefónica’s Bylaws provide that the Board of Directors shall consist of a minimum of five and a maximum of twenty members, who shall be appointed by the shareholders at the General Meeting.
The Directors shall hold office for a maximum period of four years and may be re-elected one or more times for periods of the same maximum length. On a provisional basis, the Board of Directors, in accordance with the provisions of the Companies Act and of the Bylaws, may fill existing vacancies on an interim basis.
In this regard, it should be noted that on certain occasions, when it is indispensable because vacancies have occurred after the General Shareholders’ Meeting was held, and in accordance with the provisions of the Companies Act, Directors are appointed on an interim basis, subject to ratification at the next General Shareholders’ Meeting.
Otherwise, and in any event, the proposals for the appointment of Directors must comply with the provisions of the Bylaws and of the Regulations of the Board of Directors, must be preceded by the corresponding report of the Nominating, Compensation and Corporate Governance Committee and, in the case of Independent Directors, by the corresponding proposal. In any event, the proposals must be accompanied by a supporting report from the Board of Directors assessing the competence, experience and merits of the proposed candidate.
In this regard, and in accordance with the responsibilities assigned to the Nominating, Compensation and Corporate Governance Committee, this Committee must evaluate the skills, knowledge and experience required on the Board of Directors, defining the functions and competencies required of the candidates who must fill each vacancy, and evaluating the specific amount of time and dedication that will allow them to perform their duties effectively.
With regard to the latter, and in accordance with the provisions of Article 29.2 of the Regulations of the Board of Directors, those who are members of more than five Boards of Directors of other companies other than Telefónica, S.A. and its Group companies may not be appointed to the Company's Board. For these purposes, a) all Boards of Directors of companies that are part of the same Group shall be counted as a single board of directors; and b) those Boards of Directors of asset-holding companies or those that constitute vehicles or complements for the professional exercise of the Director himself/herself, his/her spouse or person with a similar relationship, or his/her closest relatives, shall not be counted. As an exception, and for duly justified reasons, the Board of Directors may exempt the Director

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from this prohibition.
Similarly, it must submit to the Board of Directors the proposals for the appointment of Independent Directors, whether for their appointment on an interim basis or for their submission to a decision by the shareholders at the General Shareholders’ Meeting, along with the proposals for the re-election or separation of said Directors at the General Shareholders’ Meeting. Likewise, it must report on the proposals for the appointment of the remaining Directors of the Company, whether for their appointment on an interim basis or for their submission to a decision by the shareholders at the General Shareholders’ Meeting, along with the proposals for their re-election or separation at the General Shareholders’ Meeting.
Similarly, it shall explain the category of each Director by the Board of Directors at the General Shareholders’ Meeting at which the shareholders must make or ratify their appointment. Furthermore, such category shall be reviewed annually by the Board, after verification by the Nominating, Compensation and Corporate Governance Committee, and a summary of this review shall be included in the Annual Corporate Governance Report.
In any case, and in the event of the re-election or ratification of Directors at the General Meeting, the report of the Nominating, Compensation and Corporate Governance Committee or, in the case of Independent Directors, the proposal of said Committee, shall contain an assessment of the work and effective dedication to the position during the last period of time in which it was held by the proposed Director, as well as its ability to continue to do so.
The Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates proposed for the position of Director are persons of recognized probity, competence and experience, who are willing to devote the time and effort required for the performance of their duties, exercising rigorous care in the selection of the persons called upon to serve as Independent Directors.
The Board of Directors must endeavor to ensure that the procedures for the selection of its members promote diversity with respect to issues such as age, gender, disability, knowledge, education and professional experience, and are free from any implicit bias that might imply any form of discrimination, and, in particular, facilitate the selection of female Directors in such numbers as to achieve a balanced presence of women and men.
In this regard, and as mentioned earlier, at its meeting of November 25, 2015 the Board of Directors approved a Policy for the Selection of Directors, which on December 13, 2017, was updated to include the Diversity Policy applicable to the Board of Directors, such that it was renamed the Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Board Members. Likewise, on December 16, 2020, the Board of Directors approved an update of this Policy to reflect the most recent regulatory standards and, in particular, to adjust it to the provisions of the Recommendations of the Good Governance Code of the National Market Securities Commission (CNMV) regarding diversity.
The Nominating, Compensation and Corporate Governance Committee shall verify, on an annual basis, compliance with the Policy for the diversity of the Board of Directors and selection of Directors, and shall include the corresponding summary in the Annual Corporate Governance Report and in such other documents as are deemed appropriate. In addition, the Board of Directors shall periodically evaluate the degree of compliance with and effectiveness of the Policy and, in particular, the percentage of female Directors at any given time, and a detailed description of the Policy, as well as the objectives set in this respect and the results obtained, shall be included in the Annual Corporate Governance Report. Likewise, the Nominating, Compensation and Corporate Governance Committee may also propose to the Board of Directors any updates and proposed improvements of the Policy it deems appropriate.
Re-election
The Company’s Directors may be re-elected one or more times for periods of the same length as that of the initial period.
In the same way as proposals for appointments, proposals for the re-election of Directors must be preceded by the corresponding report of the Nominating, Compensation and Corporate Governance Committee, and, in the case of Independent Directors, by the corresponding proposal.
Cessation or Removal
Directors shall cease to hold office when the time period for which they were appointed expires, or when so decided by the shareholders at the General Meeting in the exercise of the powers legally granted to them.
When a Director ceases to hold office before the end of his or her term, whether by resignation or by resolution of the General Meeting, the Director must adequately explain in a letter which will be sent to all members of the Board of Directors the reasons for leaving office or, in the case of non-executive Directors, the Director’s views as to the grounds for removal by the shareholders acting at the General Meeting.
In addition, to the extent material to investors, the Company shall as soon as possible make public the cessation in office, including sufficient information as to the reasons or circumstances stated by the Director.
The Board of Directors shall not propose the removal of any Independent Director prior to the end of the bylaw-mandated period for which the said Director was appointed, unless due grounds therefor are present, as acknowledged by the Board at the proposal of the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent in his position.
The removal of Independent Directors may also be proposed as a result of Public Tender Offers, mergers or other similar corporate transactions that entail a change in the structure of the company’s capital.
Likewise, in accordance with the provisions of article 12 of

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the Regulations of the Board of Directors, the Directors must tender their resignation to the Board of Directors and formalize, where appropriate, and depending on the circumstances, such resignation in the following cases:
a.When they cease to hold the executive positions with which their appointment as Directors was associated, or when the reasons for their appointment no longer exist.
b.When they are affected by any of the cases of incompatibility or prohibition provided by Law.
c.When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.
Likewise, Directors must inform when they are subject to circumstances, whether or not related to their conduct within the Company itself, that may adversely affect the standing or reputation thereof, and particularly when they are under investigation in any criminal matter, in which case the Directors must notify the Company of the progress of any such legal proceedings. Having been notified or otherwise become aware of any of the circumstances mentioned in this paragraph, the Board of Directors shall examine the case as soon as possible and, based on the specific circumstances, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall determine the measures to be adopted, including the request for the resignation of said Director, which it must accept, or the proposal to resign at the next General Meeting. Any such matter shall be included in the annual corporate governance report unless special circumstances justify otherwise, which circumstances must recorded in formal minutes. Those obligations shall be without prejudice to any information that the Company must disseminate at the time that any such measures are adopted.
In this regard, it should be noted that no member of the Board of Directors has reported to the company that he or she is under investigation in any criminal case, has been prosecuted or has been the recipient of an order for the opening of oral proceedings for any of the offenses mentioned in section 213 of the Companies Act. Nor has the Board of Directors been informed of or otherwise become aware of any situation involving a director, whether or not related to his or her performance in the Company itself, which may be detrimental to the credit or reputation of the Company.
Neither the Bylaws nor the Regulations of the Board establish any limit as to the age of the Directors.

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Professional background of the members of the Board of Directors

MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ
Executive Chairman
Executive Director
Joined the Board in 2006.

Nationality: Spanish. Born in 1963 in Madrid, Spain.

Education: Degree in Economics from Universidad Complutense de Madrid, also studied Economics at the Université Libre of Brussels and holds an International Management Program (IMP) at the IPADE Business School (Pan American Institute of Senior Management). Also holds and Advanced Studies Diploma from the Chair of Financial Economics and Accounting of Universidad Complutense de Madrid.

Experience: He began his professional activity at Arthur Young Auditores in 1987, before joining Benito & Monjardín / Kidder, Peabody & Co. in 1988. In 1995 he joined Compañía Valenciana de Cementos Portland (CEMEX) as head of the Investor Relations and Research Department. In 1996 he was appointed Chief Financial Officer for Spain, and in 1998 General Director of Administration and Finance of the CEMEX Group in Indonesia and a member of the Board of Directors of CEMEX Asia Ltd.

He joined the Telefónica Group in February 1999 as Chief Financial Officer of Telefónica Internacional, S.A.U. and, in September of that year, he became the General Director of Corporate Finance at Telefónica, S.A. In July 2002 he was appointed CEO of Telefónica Internacional, S.A.U.; in July 2006, General Director of Telefónica Latinoamérica; and in March 2009, President of Telefónica Latinoamérica. In September 2011 he became the CEO of Telefónica Europa. And in September 2012 he was appointed Chief Operating Officer of Telefónica, S.A.

He is member of the Board of Telefónica S.A., since July 2006 and Executive Chairman of Telefónica, S.A. since April 8, 2016.

Other relevant positions: He is currently a Trustee of Fundación Telefónica and the Fundación Profuturo, and, since March 2019 he is member of the Advisory Council of SEAT, S.A.

Board Committees of which he is a member: The Executive Commission (Chairman).

MR. ISIDRO FAINÉ CASAS
Vice Chairman
Proprietary Director
Joined the Board in 1994.

Nationality: Spanish. Born in 1942 in Manresa, Spain.

Education: Doctorate in Economics from the Universidad de Barcelona; ISMP in Business Administration from Harvard University; and Diploma in Senior Management from the IESE. Academic Numerary of the Royal Academy of Economics and Finance and of the European Royal Academy of Doctors.

Experience: He began his professional career in banking as Director of Investments at Banco Atlántico in 1964. Later, in 1969, he joined the Banco de Asunción in Paraguay as its General Director. He then returned to Barcelona to hold various positions of responsibility in several financial organizations: Personnel Director of Banca Riva y García (1973); Director and General Director of Banca Jover (1974) and General Director of Banco Unión (1978). In 1982 he joined la Caixa as its Assistant General Director, holding various positions of responsibility. In April 1991 he was appointed Executive Deputy General Director, and in 1999, General Director of the company, whose presidency he assumed in June 2007, remaining until June 2014. He was the Chairman of CaixaBank, S.A. since 2011 until his resignation as a member of the Board of Directors in 2016. Likewise, he was President of Naturgy Energy Group, S.A. from September 2016 to February 2018, when he was named President Emeritus, and he was Director of Suez, S.A. since October 2014 until October 2020.

Other relevant positions: He is currently Chairman and Member of the Executive Commission of the Board of Trustees of Fundación Bancaria Caixa d'Estalvis i Pensions de Barcelona, la "Caixa", Chairman of the Board and of the Executive Commission of Criteria Caixa, S.A.U. and of Caixa Capital Risc SGEIC, S.A., Deputy-Chairman of the Board of Directors of Inmo Criteria Caixa, S.A.U. and Special Advisory of the Bank of East Asia; President of the Spanish Confederation of Savings Banks (CECA), the World Savings Bank Institute (WSBI); Vice-President of the European Savings Banks Group (ESBG); President of the Spanish Confederation of Senior Officers and Executives (CEDE) and of the Spanish Chapter of the Club of Rome, Deputy-Chairman of the Royal Academy of Economic and Financial Sciences and Founder of the Financial Circle; and member of the Boards of Trustees of the Prado National Museum, and Carlos Slim Foundation.

Board Committees of which he is a member: The Executive Commission (Vice Chairman).

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MR. JOSÉ MARÍA ABRIL PÉREZ
Vice Chairman
Proprietary Director
Joined the Board in 2007.

Nationality: Spanish. Born in 1952 in Burgos, Spain.

Education: Degree in Economics from the Commercial University of Deusto, and a professor for nine years at said university.

Experience: Between 1975 and 1982 he was the Chief Financial Officer of Sociedad Anónima de Alimentación (SAAL). Thereafter, and until joining Grupo Banco Bilbao Vizcaya Argentaria, he held the position of Chief Financial Officer of Sancel-Scott Iberica. In 1985 he joined Banco Bilbao as Director of Corporate Banking Investment. Subsequently, from January to April 1993, he was the Executive Coordinator of Banco Español de Crédito, S.A. In 1998 he was appointed General Director of Grupo Industrial, and in 1999, a member of the Management Committee of Grupo BBV. He has been a director, among other companies, at Repsol, Iberia and Corporación IBV, and Vice-President of Bolsas y Mercados Españoles (BME). In 2002 he was appointed General Director of Wholesale and Investment Banking and a Member of the Executive Committee of Banco Bilbao Vizcaya Argentaria, S.A.

Board Committees of which he is a member: The Executive Commission (Vice Chairman) and the Strategy and Innovation Committee (Member).

MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR
Vice Chairman and Lead Independent Director
Independent Director
Joined the Board in 2016.

Nationality: Spanish. Born in 1951 in Isaba (Navarre), Spain.

Education: Degree in Economics and Actuarial Sciences from the University of the Basque Country, and Professor of Quantitative Social Security Techniques at the Bilbao School of Economic Sciences of said university for several years.

Experience: He has been Director and General Manager of Allianz-Ercos, and General Manager of the BBVA Group (Head of Wholesale Business: Global Investment Banking, Global Corporate Banking, Business Banking, Administrative Banking, Local Credit Bank, Asset Management, Banking in Europe, Insurance and Estate Planning, E-Business, and the Industrial and Real Estate Group). He has also been a member of the Board of Directors of Repsol, S.A.; Celestics Holding, S.L.; Banco Guipuzcoano, S.A. (Chairman); Telefónica Móviles, S.A.; Sevillana de Electricidad, S.A.; Acesa; Hidroeléctrica del Cantábrico; Corporación IBV; Metrovacesa; Corporación Patricio Echeverría; Grupo BBVA Seguros; Grupo Edhardt; Uralita; Grupo Porres (Mexico), and Abertis Infraestructuras, S.A.

Other relevant positions: He is currently a member of the Board of Directors of Banco Sabadell (Vice-President); ACS Actividades de Construcción y Servicios, S.A.; ACS Servicios, Comunicaciones y Energía, S.L.; and Grupo Empresarial ENCE, S.A. He is also a Trustee of Fundación Novia Salcedo, a Director of the Deusto Business School, a member of the Círculo de Empresarios Vascos and a member of the McKinsey Advisory Council.

Positions in other companies within the Telefónica Group (no executive duties): He is a Director of Pegaso PCS, S.A. de C.V. (Mexico) and of Telefónica Audiovisual Digital, S.L.U.

Board Committees of which he is a member: The Executive Commission (Vice Chairman); the Nominating, Compensation and Corporate Governance Committee (Chairman); and the Audit and Control Committee (Member).

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MR. ÁNGEL VILÁ BOIX
Chief Operating Officer
Executive Director
Joined the Board in 2017.

Nationality: Spanish. Born in 1964 in Barcelona, Spain.

Education: Degree in Industrial Engineering from the Polytechnic University of Catalonia in Barcelona, and an MBA from Columbia Business School where he studied with a Fulbright La Caixa fellowship.

Experience: He joined Telefónica in 1997, assuming successively the positions of Controller of the Group, CFO of Telefónica Internacional, Director of Corporate Development and General Manager of Finance and Corporate Development. In 2015 he was appointed General Manager of Strategy and Finance. Before joining Telefónica, he developed his professional career at Citigroup, McKinsey & Co., Ferrovial and Planeta. In the financial sector, he was a member of the Board of Directors of Banco Bilbao Vizcaya Argentaria (BBVA) and of the Advisory Panel of Macquarie MEIF Infrastructure Funds.

In the TMT (Technology, Media and Telecom) sector, he was the President of Telefónica Contenidos, Vice-President of Telco S.p.A. (Italy) and a member of the Board of Endemol, Digital+, Atento, Telefónica Czech, CTC Chile, Indra SSI and Terra Lycos.

Other relevant positions: He is currently a Trustee of Fundación Telefónica.

Board Committees of which he is a member: The Executive Commission (Chief Operating Officer).

MR. JUAN IGNACIO CIRAC SASTURAIN
Member
Independent Director
Joined the Board in 2016.

Nationality: Spanish. Born in 1965 in Manresa, Spain.

Education: Degree and doctorate in Physics from Universidad Complutense de Madrid. Areas of specialization: Quantum Optics, Quantum Computing and Communication.

Experience: In terms of his professional experience, he has been: Full Professor of the University, Department of Applied Physics, University of Castilla La Mancha (1991-1996) and Professor, Institut für Theoretische Physik, Leopold Franzens Univesität Innsbruck (1996-2001). Likewise, among other activities, has served on advisory boards and scientific committees of several international research centers in the United States (Harvard, MIT), Asia (Tsinghua, Singapore) and Europe (Switzerland, Russia), as well as the La Caixa and BBVA Foundations. He has also been a member of the Editorial Board of several national and international Physics journals.

Other relevant positions: He is currently Co-Director of the Center for Quantum Sciences and Technologies in Munich (since 2019); Director of the Max Planck International School of Quantum Sciences and Technologies (since 2016); "Honorarprofessor", Technical University of Munich (since 2002); Director of the Theory Division, Max Planck Institut für Quantenoptik; member of the Max Planck Society (since 2001); and the Founder and Editor of the journal Quantum Information and Computation (since 2001).

Board Committees of which he is a member: The Strategy and Innovation Committee (Member) and the Sustainability and Quality Committee (Member).

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MR. PETER ERSKINE
Member
Other External Director
Joined the Board in 2006.

Nationality: English. Born in 1951 in London, United Kingdom.

Education: Degree in Psychology from the University of Liverpool. Doctor honoris causa from the University of Reading.

Experience: He began his professional career in the marketing area at Polycell and at Colgate Palmolive. He worked for several years in the MARS Group before being appointed European Vice-President of Mars Electronics. In 1990 he was appointed Vice-President of Marketing and Sales at UNITEL. Between 1993 and 1998 he held several high-level positions in BT, including that of Director of BT Mobile and that of President and Chief Executive Officer of Concert. In 1998 he was appointed General Manager of BT Cellnet. Subsequently, in 2001, he was appointed director and Chief Executive Officer of O2, Plc. (now known as Telefónica Europe Plc.). In 2006 he became President of this company, serving until December 31, 2007, on which date he was appointed a Non-Executive Director. In January 2009 he joined the Board of Ladbrokes Plc. as a Non-Executive Director and was then appointed President in May 2009. In December 2015 he left that position, having played a leading role in the merger of Ladbrokes PLC with Gala Coral Group.

Other relevant positions: He is currently President of the BRAINSTORM charity, which focuses on funding brain tumor research.

Positions in other companies within the Telefónica Group (no executive duties): He is a member of the Supervisory Board of Telefónica Deutschland Holding AG (since 2016).

Board Committees of which he is a member: The Executive Commission (Member), the Strategy and Innovation Committee (Chairman) and the Nominating, Compensation and Corporate Governance Committee (Member).

MS. SABINA FLUXÀ THIENEMANN
Member
Independent Director
Joined the Board in 2016.

Nationality: Spanish. Born in 1980 in Palma de Mallorca, Spain.

Education: Degree in Business Administration and Management & MBA from ESADE, and completion of the IESE Senior Management Program.

Experience: In January 2005 she joined the Iberostar Group, a Spanish multinational company that has been active in the tourism business since 1956. Experience in tourism with competence in innovative business, environmental, social and corporate governance aspects.

Other relevant positions: She is currently the CEO of the Iberostar Group. She also currently holds the positions of member of the IEF Board of Directors, member of the BBVA Regional Advisory Board; member of the Board of Governors of APD Illes Baleares; and Trustee of the Iberostar Foundation.

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MS. CARMEN GARCÍA DE ANDRÉS
Member
Independent Director
Joined the Board in 2017.

Nationality: Spanish. Born in 1962 in Madrid, Spain.

Education: Degree in Economics and Business Administration from Universidad Pontificia de Comillas, ICADE.

Experience: She joined PricewaterhouseCoopers (Coopers & Lybrand Legacy) in 1985 and was promoted to Director in 1995, becoming a partner of the firm in the year 2000. Since then, she has held several positions of responsibility at Landwell Lawyers and Tax Advisors, and in the Tax Law Area of PwC. Specializing in advising large companies, she has been a representative of the Spanish firm in the International Group of Indirect Taxation Specialists for more than 6 years. Since 1998 the scope of her work has consisted essentially of advising multinational companies established in Spain with strong international involvement.

From 2004 to 2007 she was a Managing Partner in the Major Consumption, Distribution, Industry and Services Group of Madrid, with more than 30 specialists in a variety of legal and tax-related fields. Furthermore, between 2005 and 2007 she headed the Women in PwC diversity program. From 2005 to 2010 she was affiliated with the Leadership and MET (Women, Business and Technology) Program of the Business Institute. She was also a Professor of International Taxation at ESADE during the 2005/06 and 2006/07 academic years, and a facilitator at the Circles of Trust Center.

Other relevant positions: She is currently President of Fundación Tomillo. She is also a Director of Fundación Tomillo Tietar and a member of its Board of Trustees, as well as being a member of the Board of Trustees of the Youth Business Spain Foundation. Since June 2011 she has been a member of the Board of Directors of the Spanish Association of Foundations (AEF), currently serving as its Treasurer and Member of the Executive Committee. She is a member of the Board of Trustees of Fundación Secretariado Gitano; of Fundación Xavier de Salas; and a member of the Board of the Juntos por el Empleo collective initiative for the most disadvantaged. She was a co-founder of Fundación Aprendiendo a Ser and has been a trustee of the foundation since December 2018.

Board Committees of which she is a member: The Audit and Control Committee (Member) and the Sustainability and Quality Committee (Member).

MS. MARÍA LUISA GARCÍA BLANCO
Member
Independent Director
Joined the Board in 2018.

Nationality: Spanish. Born in 1965 in Córdoba, Spain.

Education: Law degree from the University of Córdoba.

Experience: Government attorney (1992 promotion), on leave since October 2013. She was Assistant General Manager of Constitutional and Human Rights, and the government attorney heading the Department of Constitutional and Human Rights. Representative of the Kingdom of Spain to the European Court of Human Rights. Coordinator and leader of the Spanish Delegation to various United Nations Committees in Geneva (2002-2013). Other noteworthy activities include: Secretary of the Board of Directors of the State Society of Agricultural Infrastructures of the North (SEIASA DEL NORTE) and of its Audit and Control Committee (1999-2010); member of the Board of Directors of the State Society of Agricultural Infrastructures (SEIASA) (2010-2013); Director of the State Water Company of the North Basin (ACUANORTE) (2009-2012) and of the State Water Company of the Basins of Spain (AcuaEs) (2012-2013); and coordination and cooperation activities for the promotion and defense of human rights in Uruguay (2006), Colombia (2007 and 2008), Chile (2009), and Guatemala (2010).

Other relevant positions: Founding Partner of the firm of Salama García Blanco, whose major areas of activity include administrative constitutional law; advising and providing technical protection for credit institutions; civil and commercial procedure; and arbitration (Arbitrator in the Spanish Court of Arbitration; in the Court of Arbitration of the Official Chamber of Commerce, Industry and Services of Madrid; and in the Civil and Commercial Court of Arbitration (CIMA).

Board Committees of which she is a member: The Nominating, Compensation and Corporate Governance Committee (Member) and the Regulation and Institutional Affairs Committee (Member).

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MR. JORDI GUAL SOLÉ
Member
Proprietary Director
Joined the Board in 2018.

Nationality: Spanish. Born in 1957 in Lérida, Spain.

Education: Doctorate in Economics (1987) from the University of California (Berkeley); Professor of Economics at IESE Business School; and Research Fellow of the Center for Economic Policy Research (CEPR) in London.

Experience: Before assuming the Presidency of CaixaBank, he was the Chief Economist and Executive Director of Strategic Planning and Research at CaixaBank, and the General Manager of Planning and Strategic Development at CriteriaCaixa. He joined Grupo 'la Caixa' in 2005. He has been a member of the Board of Directors of Repsol; an Economic Advisor in the General Directorate of Economic and Financial Affairs of the European Commission in Brussels; and a visiting professor at the University of California, Berkeley; the Université Libre de Bruxelles; and the Barcelona Graduate School of Economics.

Other relevant positions: He has been the President of CaixaBank since 2016. He is also a member of the Supervisory Board of Erste Group Bank; the Chairman of FEDEA; Vice-President of the Economics Club and of Fundación Cotec para la Innovación; and a member of the Board of Trustees of the CEDE Foundation, the Elcano Royal Institute, and Barcelona Mobile World Capital Foundation.

Board Committees of which he is a member: The Regulation and Institutional Affairs Committee (Member) and the Strategy and Innovation Committee (Member).

MR. PETER LÖSCHER
Member
Independent Director
Joined the Board in 2016.

Nationality: Austrian. Born in 1957 in Villach, Austria.

Education: Degree in Economics from the Vienna University of Economics, and in Business Administration from the Chinese University of Hong Kong. MBA from the Vienna University of Economics, and completion of the Harvard Business School Advanced Administration Program. Honorary doctorate in Engineering from Michigan State University; honorary doctorate from the Slovak University of Engineering in Bratislava.

Experience: Former Chairman of the Supervisory Board of OMV AG (Austria). From March 2014 to March 2016, he was the CEO of Renova Management AG (Switzerland). Former Chairman and CEO of Siemens AG. He was previously the President of Global Human Health; a member of the Executive Board of Merck & Co., Inc.; Chief Operating Officer of GE Healthcare Bio-Sciences, a member of the Corporate Executive Council of GE; and Director of Operations and a member of the Board of Amersham Plc. He held executive leadership positions at Aventis and Hoechst. He also served as Chairman of the Board of Directors of the Siemens Foundation.

Other relevant positions: He is currently Chairman of the Board of Directors of Sulzer AG; a Director of Thyssen-Bornemisza Group AG (Switzerland); and a non-executive member of the Board of Directors of Doha Venture Capital LLC, in Qatar.

He is also an emeritus member of the Advisory Board of the Economic Development Board of Singapore and a member of the International Advisory Board of Bocconi University, as well as being an honorary professor at Tongji University (Shanghai).

Positions in other companies within the Telefónica Group (no executive duties): He is Chairman of the Supervisory Board of Telefónica Deutschland Holding AG (since April 2020).

Board Committees of which he is a member: The Executive Commission (Member)1, the Audit and Control Committee (Chairman), the Nominating, Compensation and Corporate Governance Committee (Member) and the Strategy and Innovation Committee (Member)2.

1As of January 27, 2021, Mr. Peter Löscher is a member of the Executive Commission of the Board of Directors.
2 As of February 24, 2021, Mr. Peter Löscher is no longer member of the Strategy and Innovation Committee.

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MR. IGNACIO MORENO MARTÍNEZ
Member
Proprietary Director
Joined the Board in 2011.

Nationality: Spanish. Born in 1957 in Santander, Spain.

Education: Degree in Economics and Business Administration from the University of Bilbao. Master’s degree in Business Administration (MBA) from INSEAD.

Experience: Until October 2016 he was the Chief Operating Officer of Metrovacesa, S.A. He was also the General Manager of the Presidency Area at Banco Bilbao Vizcaya Argentaria, S.A.; Chief Operating Officer of N+1 Private Equity; and Chief Operating Officer of Vista Capital Expansión, S.A., SGECR (Private Equity). At the Corporación Bancaria de España, S.A. - Argentaria he served as Assistant General Manager for Corporate and Institutional Banking; as Chief Operating Officer of Desarrollo Urbanístico Chamartín, S.A.; and as President of Argentaria Bolsa, Sociedad de Valores. He worked at Banco de Vizcaya, Banco Santander de Negocios, and Mercapital, as Corporate Banking Manager and Senior Private Equity Manager.

Other relevant positions: He is currently the President of Metrovacesa, S.A.; a Director of General de Alquiler de Maquinaria, S.A. (GAM); and a Director of Roadis Transportation Holding, S.L.U. He is also a Senior Advisor at Apollo Investment Consulting Europe LTD. for Spain.

Board Committees of which he is a member: The Audit and Control Committee (Member), the Regulation and Institutional Affairs Committee (Chairman) and the Sustainability and Quality Committee (Member).

MS. VERÓNICA PASCUAL BOÉ
Member
Independent Director
Joined the Board in 2019.

Nationality: Spanish and French. Born in 1979 in Barcelona, Spain.

Education: Degree in Aeronautical Engineering from the Universidad Politécnica de Madrid. Master’s degree in Business Administration (MBA) from the College des Ingenieurs de Paris, and Executive Master’s degree in Positive Leadership and Strategy (EXMPLS) from the IE Business School. She also completed several postgraduate courses at INSEAD, Stanford and the Harvard Business School.

Experience: She began her professional career at the international level in the Human Resources Strategic Management Department of the Bouygues multinational industrial group. In 2004 she joined the family company ASTI, holding various management positions at that company (in Technical Management and Commercial Management). By the end of 2006 she was its General Manager, and in 2008 she opted to acquire said company.

She had previously held a variety of positions, including, among others: Sponsor and Founder of the Digital Innovation Hub of Burgos, through ASTI de DIHBU (2018); President of the Grupo de Trabajo de Industria 4.0 of the Governing Authority of Castile and León (2016-2018); President of the Comisión de Industria 4.0 and Vice-President of Talent Development at AMETIC (2016-2018); Member of the Advisory Board of the Quality Agency of the University System (2015-2016); member of the Advisory Board of the EAE Business School (2015-2016); member of the Governing Board of APD Castile and León (2014-2015); member of the Board of Directors of Empresa Familiar Castilla y León (2001-2013).

Other relevant positions: She currently heads a group of companies linked to the digital transformation led by ASTI Mobile Robotics Group, a company based in Spain, France, Germany and the United States, dedicated to providing autonomous vehicle systems for the automation of industrial processes in sectors such as the automotive industry, food, cosmetics, pharmaceuticals and retail sales. She also Chairs the ASTI Tecnología y Talento Foundation and is also a Director of General de Alquiler de Maquinaria, S.A. (GAM).

Board Committees of which she is a member: The Strategy and Innovation Committee (Member).

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MR. FRANCISCO JAVIER DE PAZ MANCHO
Member
Other External Director
Joined the Board in 2007.

Nationality: Spanish. Born in 1958 in Valladolid, Spain.

Education: Degree in Information and Advertising. Studied law. Senior Business Management Program at the IESE (University of Navarre).

Experience: From September 2016 to July 2020, he was Director of the Board of Directors of Telefónica Móviles México, S.A. From September 2014 to March 2016 he was the Chairman of Telefónica Gestión de Servicios Compartidos España, S.A.U. From July 2006 to November 19, 2014 he was a member of the Executive Committee of the Superior Council of Chambers. From 2008 to May 10, 2018 he was a Director of Telefónica Argentina, S.A. From December 2008 to December 2012 he was the Chairman of Atento Inversiones y Teleservicios, S.A.U. From June 2004 to December 2007 he was the Chairman of the MERCASA National Company. He was also Deputy Chairman and Director of Corporate Strategy of the Grupo Panrico Donuts (1996-2004); General Manager of Internal Trade at the Ministry of Commerce and Tourism (1993-1996); General Secretary of the Consumers’ Union of Spain (UCE); Chief Executive Officer of the magazine Ciudadano (1990-1993); General Secretary of Juventudes Socialistas; and a member of the Executive Board of the PSOE (1984-1993). He has also held the following positions and responsibilities: Director of Túnel del Cadí (2004-2006); President of the Pan y Bollería Marca Employers’ Group (COE) (2003-2004); Director of Mutua de Accidentes de Zaragoza (MAZ) (1998-2004); Director of the Grupo Panrico (1998-2004); Head of the Commercial Distribution Monitoring Office of the Ministry of Commerce and Tourism (1994-1996); member of the Economic and Social Council and of its Standing Committee (1991-1993 and 1996-2000); and Director of Tabacalera, S.A. (1993-1996).

Positions in other companies within the Telefónica Group (no executive duties): He is the Chairman of Telefónica Ingeniería de Seguridad, S.A.; a Director of Telefónica Móviles de Argentina, S.A.; a Director of Telefônica Brasil, S.A.; and a Director of Pegaso PCS, S.A. de C.V. (Mexico).

Board Committees of which he is a member: The Executive Commission (Member), the Sustainability and Quality Committee (Chairman), the Nominating, Compensation and Corporate Governance Committee (Member) and the Regulation and Institutional Affairs Committee (Member).

MR. FRANCISCO JOSÉ RIBERAS MERA
Member
Independent Director
Joined the Board in 2017.

Nationality: Spanish. Born in 1964 in Madrid, Spain.

Education: Degrees in Law and in Economics and Business Administration from Universidad Pontificia de Comillas (ICADE E-3), Madrid.

Experience: He began his professional career holding a variety of positions in Grupo Gonvarri, as Director of Corporate Development and later as its Chief Executive Officer. In 1997 he created Gestamp Automoción, and since then has served as its Executive Chairman, creating over time what is now the Grupo Gestamp, a global leader in metal components for the automotive industry.

Other relevant positions: He is currently the Executive Chairman of Gestamp Automoción. He is also a member of the Board of Directors of CIE Automative and of General de Alquiler de Maquinaria, S.A. (GAM). Furthermore, he is a member of the management bodies of other companies within Grupo Gestamp, and of companies in the Acek family holding group, including companies in the Groups Gonvarri, Acek Energías Renovables, Inmobiliaria Acek and Sideacedero. He is also the Chairman of the Fundación Endeavor in Spain.

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MS. CLAUDIA SENDER RAMÍREZ
Member
Independent Director
Joined the Board in 2019.

Nationality: Brazilian. Born in 1974 in São Paulo, Brazil.

Education: Degree in Chemical Engineering from the Polytechnic School of the University of São Paulo, and a Master’s degree in Business Administration (MBA) from the Harvard Business School in Boston.

Experience: She has held various positions with the following entities, among others: (i) Latam Airlines Group: Vice-President for Customer Relations (2017-2019); CEO of LATAM Brazil (2013-2017); Vice-President of LATAM Brazil (2011-2013); (ii) at Whirlpool, S.A.: Vice-President of Marketing (2009-2011); Division Director of Marketing (2007-2009); and Director of Strategic Planning (2005-2007); and (iii) at Bain & Company Brazil: Consultant specializing in Strategy (1998-2005).

Other relevant positions: She is currently a Director of LafargeHolcim Ltd. (since 2019); a Director of Gerdau, S.A. (since 2019); a Director of Yduqs University, formerly known as Estácio (since 2019); and a Director of Amigos do Bem (since 2019), a Brazilian NGO dedicated to the eradication of poverty in northwestern Brazil.

Board Committees of which she is a member: The Sustainability and Quality Committee (Member) and the Strategy and Innovation Committee (Member)1.

1As of February 24, 2021, Ms. Claudia Sender Ramírez is a member of the Strategy and Innovation Committee.

Functions and Operation of the Board of Directors
General functions of the Board of Directors
The Board of Directors is the highest management and representative body of the Company. As such it is empowered, within the scope of the corporate purpose defined in the Bylaws, to perform any legal acts or transactions for purposes of management and disposition, under any title, except for those reserved by law or by the Bylaws exclusively to the shareholders at a General Shareholders’ Meeting.
The foregoing provisions notwithstanding, the Board of Directors is configured basically as a supervisory and control body, entrusting the day-to-day management of the Company’s business to the executive bodies and to the management team.
The Board of Directors cannot delegate those powers that the law or the Bylaws reserve to its own exclusive purview, or those other powers that are necessary for the responsible exercise of its basic function of supervision and control, or the powers delegated to it by the shareholders at a General Shareholders’ Meeting, unless such subdelegation is expressly authorized.
Specifically, the Board of Directors cannot, under any circumstances, delegate the following powers:
a)    Supervision of the effective operation of the Committees that it has created and of the activities of the delegated bodies and of the Officers that it has designated.
b)    Determination of the Company’s general policies and strategies.
c)    Authorization or waiver of the obligations arising from the duty of loyalty, in accordance with the provisions of these Regulations.
d)    Its own organization and operation.
e)    Preparation of the Annual Accounts and their submission at the General Shareholders’ Meeting.
f)    Preparation of any type of report that by law must be presented to the management body, provided that the transaction to which the report refers cannot be delegated.
g)    Appointment and removal of the Company’s Chief Operating Officers, as well as the establishment of the terms of their contracts.
h)    Appointment and removal of the Officers who are to report directly to the Board or to any of its members, as well as the establishment of the basic conditions of their contracts, including their compensation.
i)    Decisions regarding the compensation of the Directors, within the framework of the Bylaws and of the compensation policy approved by the shareholders at the General Shareholders’ Meeting.
j)    The call to the General Shareholders’ Meeting and the preparation of the agenda and the proposed resolutions.

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k)    The policy regarding the Company’s own shares.
l)    The powers delegated by the shareholders at the General Shareholders’ Meeting to the Board of Directors, unless subdelegation of such powers was expressly authorized by the shareholders.
m) Approval of the strategic or business plan, the annual management and budgetary goals, the investment and finance policy, the corporate social responsibility and sustainability policy or dividend policy.
n)    Determination of the risk control and risk management policy, including tax-related risks, and supervision of the internal information and control systems.
o)    Determination of the corporate governance policy of the Company and of the Group; its organization and operation; and, in particular, the approval and modification of its internal Regulations.
p)Approval of the disclosure, contact and engagement policy for shareholders, institutional investors and proxy advisers, including the policy on communication of economic/financial, non-financial and corporate information.
q)Approval of the diversity policy in relation to the Board of Directors and the selection of directors.
r)    Approval of the financial information that the Company must periodically disclose because of its status as a listed company.
s)    Definition of the structure of its Group of companies.
t)    Approval of investments or transactions of all kinds that, because of their high amount or special characteristics, are of a strategic nature or entail a special tax risk, unless their approval is within the purview of the shareholders at the General Shareholders’ Meeting.
u)    Approval of the creation or acquisition of interests in special-purpose entities or entities that are domiciled in countries or territories that are considered to be tax havens, as well as any other transactions of a similar nature that, due to their complexity, might diminish the transparency of the Company and its Group.
v)    Approval, following a report of the Audit and Control Committee, of the transactions that the Company or companies in its Group carry out with Directors or with shareholders who, either individually or jointly with other parties, hold a substantial equity interest.
In any event, when duly justified urgent circumstances arise, the decisions corresponding to the foregoing matters may be adopted by the delegated bodies or persons and must be ratified at the next meeting of the Board of Directors that is held after the adoption of the decision.
Allocation of positions and duties

The Board of Directors of Telefónica, S.A. has implemented a corporate governance structure that ensures the effective fulfillment of its duties and responsibilities.
This structure is configured basically in the following way:
•Chief Executive Officer - Mr. José María Álvarez-Pallete López
The Chairman of the Board of Directors holds the position of chief executive of the Company, with responsibility for effective guidance of the business activities, always in accordance with the decisions and criteria set by the shareholders at the General Shareholders’ Meeting and by the Board of Directors.
As Chief Executive Officer, all of the powers and duties of the Board of Directors are expressly delegated to him, except for those that cannot be delegated, whether by law, the Bylaws or the Regulations of the Board of Directors, article 5.4 of which establishes the powers that are reserved to the Board of Directors and that cannot be delegated. In addition to such delegation of powers, the Company’s CEO is granted specific (non-general) powers to carry out specific transactions that have been approved by the Company.
•Chief Operating Officer - Mr. Ángel Vilá Boix
The powers of the Board of Directors associated with the conduct of the business and with the fulfillment of the highest executive duties in all of the Company’s business areas are delegated to the Chief Operating Officer, except for the powers that cannot be delegated, whether by law, the Bylaws or the Regulations of the Board of Directors. In addition to such delegation of powers, the Company’s Chief Operating Officer is granted specific (non-general) powers to carry out specific transactions that have been approved by the Company.
•Lead Independent Director - Mr. José Javier Echenique Landiríbar (appointed on December 18, 2019 to replace Mr. Francisco Javier de Paz Mancho)
The Lead Independent Director performs, among others, the following duties and tasks:
a)Coordinates the work of the external Directors, in order to protect the interests of all of the Company’s shareholders; reflects the concerns of the said Directors; and meets with them when he deems it appropriate.
b)When appropriate, he may ask the Chairman of the Board to call a meeting of the Board of Directors, in keeping with Good Governance standards.
c)He may request that certain matters be included on the Agenda of the meetings of the Board of Directors that have already been called.
d)Directs the evaluation carried out by the Board of Directors of its Chairman.
e)He may preside over meetings of the Board of Directors, in the absence of the Chairman and of the Vice Chairmen.
f)Maintains contacts with investors and shareholders in order to know their views, for the purpose of forming an opinion regarding their concerns, particularly with regard to the Company’s corporate governance.
g)Coordinates the Chairman’s succession plan.

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•General Secretary and Secretary of the Board of Directors - Mr. Pablo de Carvajal González
The Secretary of the Board of Directors assists the Chairman of the Board in the fulfillment of his duties, and ensures the proper functioning of the Board of Directors, with very particular attention to providing to the Directors the necessary advice and information; keeping the company records; properly reflecting in the minute books the proceedings of the meetings of the Board of Directors; and attesting to its resolutions.
The Secretary of the Board also sees to the formal and substantive legality of the activities of the Board of Directors and to their compliance with the Bylaws and with the Regulations for the General Shareholders’ Meeting and of the Board of Directors, ensuring that the good governance recommendations adopted by the Company and in force at any time are duly taken into account.
The Secretary of the Board is also the General Secretary of the Company. Mr. Pablo de Carvajal González is also Telefónica’s Global Director of Regulatory Affairs.
The Board of Directors also has a Deputy Secretary, Mr. Antonio García-Mon Marañés, who assists the Secretary and replaces him in the performance of his duties in the event of his absence or inability. Mr. García-Mon is also Deputy General Secretary and Director of Corporate Legal Services.
Neither the Secretary nor the Deputy Secretary of the Board have the status of Directors.
•Committees of the Board of Directors
As of December 31, 2020, and on the date of issuance of this Report, the Board of Directors had and has an Executive Commission and five advisory or control committees, whose composition, duties and powers are described in detail in advance.
Operation of the Board of Directors

Both the Bylaws and the Regulations of the Board specify that the Board of Directors shall meet routinely once a month, and, at the initiative of the Chairman, as often as he deems it appropriate for the proper functioning of the Company.
During fiscal year 2020 the Telefónica Board of Directors held thirteen meetings, each lasting between three and one-half and four and one-half hours, depending on the topics discussed. As a result of the health crisis arising from the spread of COVID-19, most of the meetings of the Board of Directors have been held in mixed format, with a small number of Directors attending in person (without exceeding the maximum number allowed in any case, depending on the health recommendations) and the remaining Directors attending by electronic means. At all these meetings, the Secretary of the Board of Directors attested to the identity of all the attendees.
The power to call a meeting of the Board of Directors and, if appropriate, to draw up the Agenda of the Board’s meetings rests with the Chairman of the Board of Directors, who must however call a meeting when requested to do so by three Directors who indicate the issues to be discussed.
A meeting of the Board of Directors may also be called by at least one-third of its members, with an indication of the Agenda, if, after the submission of a request to the Chairman of the Board of Directors, the Chairman, without just cause, has not called the meeting within a period of one month.
The Company adopts the measures that are necessary in order for the Directors to have, whenever possible and sufficiently in advance, the necessary information, which shall be drawn up and oriented specifically toward the preparation of the meetings of the Board and of its Committees. In no case shall its compliance be waived on the grounds of the importance or confidential nature of the information, except under absolutely exceptional circumstances.
In this regard, and in accordance with the provisions of articles 18 and 20 of the Regulations of the Board of Directors, the Board of Directors and its Committees shall draw up a calendar of the meetings to be held during the year. Such calendar may be modified by resolution of the Board itself or of the corresponding Committee, or pursuant to a decision by its Chairman, in which case the modification must be disclosed to the Directors as soon as possible.
The Board and its Committees also have an Action Plan that contains a detailed description and the frequency of the activities to be carried out in each fiscal year, according to the powers and duties assigned to them.
Similarly, all of the meetings of the Board and of the Committee have a pre-established Agenda, which is communicated at least three days before the date on which the meeting is scheduled to be held, along with the call to the meeting. The Agenda for each meeting clearly indicates the items regarding which the Board of Directors or the Executive Commission must make a decision or adopt a resolution.
With the same goal, in general, the documentation associated with the Agenda for the meetings is made available to the Directors sufficiently in advance. In this regard, and in compliance with the provisions of article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organizes the discussions, seeking and encouraging the active participation of all of the Directors in the deliberations, safeguarding the unconstrained statement of their viewpoints. Similarly, with the assistance of the Secretary, the Chairman ensures that the Directors receive beforehand sufficient information to deliberate on the items on the Agenda. He also ensures that sufficient time is devoted to the discussion of strategic issues and stimulates debate during the meetings, safeguarding the unconstrained statement of viewpoints by the Directors.
To facilitate the provision of all of the information and clarifications that may be necessary regarding some of the issues to be addressed, the main officers of the Group attend essentially all of the meetings of the Board and of its Committees, along with the speakers who are deemed appropriate, for the presentation of matters lying within their

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purview.
Furthermore, and in general, the Regulations of the Board (article 27) expressly provide that the Directors are vested with the broadest powers for obtaining information about any aspect of the Company and to examine its books, records, documents and other background materials relating to corporate activities. The exercise of this right of information is channeled through the Chairman or the Secretary of the Board of Directors, who handle requests from the Directors, either providing the information directly to the Directors or placing them in touch with the proper contact persons at the appropriate organizational level.
The Board of Directors can validly hold a meeting when a majority of its serving members are present or represented at the meeting. The Directors must personally attend the meetings of the Board of Directors. If, under exceptional circumstances, they are unable to do so, they shall ensure that the proxy they give to another member of the Board of Directors includes, insofar as possible, the appropriate instructions. Non-executive Directors can delegate their proxy only to another non-executive Director. Such delegations may be made by letter or in any other way that ensures the certainty and validity of the proxy, in the opinion of the Chairman of the Board of Directors (article 19 of the Regulations of the Board of Directors and article 34.4 of the Bylaws).
All of the Directors were present, either in person or by proxy, in person or by telematic means, at the thirteen meetings held by the Board in 2020.
In all cases, resolutions are adopted by an absolute majority of the votes of the Directors who are present at the meeting, either in person or by proxy, except in those instances in which, for certain resolutions to be valid, the law, the By-Laws or the Regulation of the Board of Directors requires the favorable vote of a larger number of Directors.
Board Committees
Both the Bylaws and the Regulations of the Board provide for an Executive Commission of the Board of Directors, with general decision-making authority and, consequently, with the express delegation of all of the powers of the Board of Directors, except for those powers that, by law or pursuant to the Bylaws, cannot be delegated.
The Regulations also authorize the Board of Directors to create one or more advisory or control committees entrusted with the task of examining and continuously monitoring any area of special importance to the good governance of the Company, or performing the specific analysis of any factor or issue whose significance or magnitude requires it. Such Committees do not have the status of corporate bodies, but rather are tools in the service of the Board of Directors, to which they convey the conclusions that they reach with regard to the issues or subjects whose handling has been entrusted to them.
As of December 31, 2020, and on the date of issuance of this Report, the Board of Directors had and has an Executive Commission and five advisory or control committees, whose composition, duties and powers are described below.
As mentioned earlier, the Company’s Board of Directors, at its meeting held on December 16, 2020, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, approved the partial amendment of the Regulations of the Board of Directors of Telefónica, S.A., which amendment consisted of the following: i) adapting it to the Recommendations of the Good Governance Code amended in June with which the Company currently fully complies; ii) adapt it to certain Recommendations of the Good Governance Code not amended in June 2020 and which the Company had already been complying with; (iii) incorporate some complementary aspects or technical clarifications. Among other issues, certain aspects relating to the composition of the Board Committees were modified, and new functions were adjusted and assigned to the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee and the Sustainability and Quality Committee, and the express regulation of the Strategy and Innovation Committee was included in the Regulations.
In coordination with the amendment of the Regulations of the Board of Directors, the Board of Directors, at its meeting held on December 16, 2020, approved the partial amendment of the Regulations of the Audit and Control Committee and the Regulations of the Nominating, Compensation and Corporate Governance Committee, to include the changes introduced to the Regulations of the Board of Directors with respect to the composition and duties assigned, respectively, to each Committee.
Similarly, in the financial year 2020 and in January 2021, the Board of Directors and its committees have approved certain changes in the composition of the committees, in order to continue improving and strengthening their performance and the advice and support that they provide to the Board of Directors in their respective spheres, in accordance with best international practices and recommendations.

Likewise, with regard to the meetings held by the Board of Directors' Committees, during financial year 2020, as a result of the health crisis arising from the spread of COVID-19, most of the meetings of the Board of Directors' Committees were held in mixed format, with a small number of Directors attending in person (without exceeding in any case the maximum number allowed in accordance with health recommendations) and the remaining Directors attending by electronic means. At all these meetings, the Secretary of each Committee attested to the identity of all the attendees.
Regarding the matters addressed by the Committees, and in accordance with the provisions of article 20 b) 3. of the Regulations of the Board, a full report is delivered to the Board of Directors so that it will be aware of the said matters for the exercise of its responsibilities. At the beginning of each of the monthly meetings of the Board of Directors, the Chairman of each of the Committees delivers a report on the major matters that were addressed and on the activities and tasks that were carried out by the respective Committee, making available to the Directors the corresponding documentation, so that the Directors will be aware of such activities for the purposes of the exercise of their responsibilities.
Additionally, and in the same way as the Board of Directors

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itself, all of the Committees prepare, at the start of each fiscal year and in accordance with the provisions of article 20 b) 3. of the Regulations of the Board of Directors, an Action Plan that contains a detailed description of, and a schedule for, the actions to be taken in each fiscal year in each Committee’s individual area of activity.
Similarly, all of the Committees prepare an Activity Memorandum (which, for the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee, is known as the Performance Report), which summarizes the major activities and actions that were carried out during the preceding fiscal year, including the details of the matters that were examined and addressed at the meetings that were held, and emphasizing the aspects associated with their duties and responsibilities, composition and performance.
The Executive Commission

The Board of Directors has delegated its authority and powers (except for those that by law, under the bylaws and pursuant to the regulations cannot be delegated) to an Executive Commission.
The Executive Commission provides the Board of Directors with greater operability and effectiveness in the exercise of its functions, inasmuch as it meets more often than the Board of Directors does.
In accordance with the provisions of article 38 of the Bylaws of Telefónica, S.A., article 21 of the Regulations of the Company’s Board of Directors governs the Executive Commission in the following terms:
a)Composition.
The Executive Commission shall consist of the Chairman of the Board of Directors, once he has been appointed as a member of the Committee, and no fewer than three and no more than ten other members, all of whom shall be Directors, appointed by the Board of Directors.
The Board of Directors shall endeavor to ensure that the Executive Commission has at least two non-executive Director, of whom at least one shall be independent.
In any event, in order to be valid, the appointment or renewal of the members of the Executive Commission shall require the favorable vote of at least two-thirds of the members of the Board of Directors.
As of December 31, 2020, the Executive Commission was composed of the following persons:

Name	Post	Category
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. José Javier Echenique Landiríbar	Vice Chairman	Independent
Mr. Ángel Vilá Boix	Member	Executive
Mr. Peter Erskine	Member	Other External
Mr. Francisco Javier de Paz Mancho	Member	Other External

Furthermore, the Board of Directors, at its meeting held on January 27, 2021, agreed to appoint Mr. Peter Löscher as a Member of the Executive Commission with effect from such date.
b) Operation.
The Executive Commission shall meet whenever it is called by its Chairman, normally holding meetings every 15 (fifteen) days. During the year 2020 it held 13 meetings, lasting on average 2 hours and 30 minutes each. Also noteworthy is the high level of participation of all of its members.
The Chairman and the Secretary of the Board of Directors shall serve as the Chairman and the Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.
The Executive Commission can validly hold a meeting when a majority of its members are present at the meeting, either in person or by proxy.
Resolutions shall be adopted by an absolute majority of the Directors present at the meeting either in person or by proxy. In the event of a tie in the voting, the Chairman shall cast the deciding vote.
c) Relationship with the Board of Directors.
The Executive Commission shall promptly inform the Board of Directors of the matters that are discussed and the decisions that are made at its meetings. Copies of the minutes of such meetings shall be made available to the members of the Board (article 21.C of the Regulations of the Board).
Most important activities during the fiscal year
During fiscal year 2020 the Executive Commission of the Board of Directors of Telefónica, S.A. analyzed and reviewed, deliberated on and adopted resolutions (which have been ratified by the Company’s Board of Directors) relating to certain issues associated with the following matters, among others:
-    The business developed by the Telefónica Group: (i) products and services (Digitization, the Internet of Things, Security, Cyber security, Investment Funds, Novum, Wayra, MNCs, Edge for 5G, Terminals, Cloud B2B, B2B Business Acceleration, etc.), (ii) the evolution of the business in the various different countries in

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which the Telefónica Group operates, and iii) operating trends.
-    The regulatory situation of the telecommunications industry (including, among others, regulatory changes and spectrum auctions).
-     Corporate and finance-related transactions of the Telefónica Group.
Audit and Control Committee

The Audit and Control Committee of Telefónica, S.A. is governed by the provisions of article 39 of the Bylaws and by the provisions of article 22 of the Regulations of the Board of Directors. Accordingly, and in order to comply with the recommendations set forth in Technical Guide 3/2017 of the National Securities Market Commission regarding Audit Committees of Public Interest Entities, the Board of Directors, at its meeting held on December 13, 2017, approved the Regulations of the Audit and Control Committee of Telefónica, S.A., which was amended by resolution of the Board of Directors at its meeting of December 16, 2020, following a favourable report from the Audit and Control Committee, to adapt it to the recommendations of the Good Governance Code as amended in June 2020 (as well as article 22 of the Regulations of the Board of Directors).

Article 39 of the Company's By-Laws, article 22 of the Regulations of the Board of Directors and the Regulations of the Audit and Control Committee govern such Committee under the following terms:

a)Composition.
The Audit and Control Committee shall consist of the number of Directors that the Board of Directors determines at any given time. In no case shall the said number be fewer than three persons appointed by the Board of Directors. All of its members must be External or Non-Executive Directors, and at least a majority of them must be Independent Directors. In appointing the members of the committee, and, in particular, its Chairman, the Board of Directors shall take into account their knowledge and experience in matters of accounting, auditing and management of both financial and non-financial risks. Collectively, the members of the Committee shall possess the technical knowledge that is pertinent to the area of business to which the Company belongs.
The Chairman of the Audit and Control Committee, whose position in any case shall be held by an Independent Director, shall be appointed from among the members of such Committee. The Chairman must be replaced every four years and may be re-elected after a period of one year has elapsed since his departure.
As of December 31, 2020, and as of the date of this Report, the Audit and Control Committee was and is composed of the following persons:

Name	Post	Category
Mr. Peter Löscher	Chairman	Independent
Mr. José Javier Echenique Landiríbar	Member	Independent
Ms. Carmen García de Andrés	Member	Independent
Mr. Ignacio Moreno Martínez	Member	Proprietary
Mr. Peter Löscher was appointed as a Member and Chairman of the Audit and Control Committee on December 18, 2019, taking effect his appointment as Chairman as of February 19, 2020 (following the preparation of the 2019 annual information) and, therefore, remaining Mr. José Javier Echenique Landiribar as Chairman of such Committee until the aforementioned date.
Furthermore, all the members of the Audit and Control Committee have a financial background, and were appointed taking into account their knowledge and experience in accounting, auditing or management of both financial and non-financial risks.
b) Responsibilities.
Without prejudice to any other tasks that may be assigned to it by the Board of Directors, the primary function of the Audit and Control Committee shall be to support the Board of Directors in its supervisory functions. In particular, the Committee shall have at least the following responsibilities:
1) To provide information to the shareholders at the General Shareholders’ Meeting about the issues that arise within its purview and, in particular, about the outcome of the audit, explaining how the audit contributed to the integrity of the financial information, and the role that the Committee played in the process.
2) To present to the Board of Directors the proposals for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process, as provided by law, along with the terms and conditions under which the external auditor is to be retained, as well as collecting regularly from the auditor information about the audit plan and its implementation, in addition to preserving its independence in the fulfillment of its duties.
3) To supervise internal audit, which shall endeavor to ensure the proper operation of internal reporting and control systems, and which will functionally report to the Chairman of the Audit and Control Committee, and in particular shall be required:
a) Ensuring the independence and effectiveness of the internal audit function;
b) Proposing the selection, appointment and removal of the head of the internal audit department;
c) Proposing the budget for that department;
d) To approve the annual focus and work plan, ensuring that its activity is principally focused on material risks (including reputational risks);
e) To review the annual activities report;
f) To receive regular information about its activities, the

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implementation of the annual work plan, including any incidents or limitations in scope that arise during such implementation, the outcome and the follow-up on its recommendations; and
g) To verify that the senior executive officers take into account the conclusions and recommendations of its reports.
4) To supervise and assess the process of preparing and submitting and the integrity of the mandatory financial and non-financial information relating to the Company and the Group and to submit recommendations or proposals to the Board of Directors intended to safeguard the integrity thereof. With respect thereto, it shall review compliance with legal requirements, the proper determination of the scope of consolidation and the correct application of accounting standards, informing the Board of Directors thereof.
5) To endeavor ensure that the annual accounts submitted by the Board of Directors to the shareholders at the General Shareholders’ Meeting are prepared in accordance with the legal provisions on accounting. However, in cases where the statutory auditor has included a qualification in its audit report, the Chairman of the Committee shall clearly explain the content and scope thereof at the General Meeting. In addition, a summary of such explanation shall be made available to the shareholders at the time of publication of the call to the General Meeting.
6)    To supervise the effectiveness of the Company’s internal control system, particularly endeavoring to ensure the effective implementation in practice of the policies and systems on internal control, as well as on internal audit, and the systems for the control and management of financial and non-financial risks relating to the Company and the Group (including operational, technological, legal, social, environmental, political and reputational risks and corruption-related risks), and to discuss with the Statutory Auditor any significant weaknesses in the internal control system detected during the audit, all without infringing the independence thereof. In such cases, and if applicable, it may submit recommendations or proposals to the Board of Directors and the corresponding period for follow-up thereon.
In that regard, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:
a) The types of financial (including contingent liabilities and other off-balance sheet risks) and non-financial (including contingent liabilities and other off-balance sheet risks) and non-financial (operational, technological, legal, social, environmental, political and reputational , including corruption-related risks) risks to which the Company is exposed;
b) A multi-level risk control and management model;
c) the setting of the risk level that the Company deems acceptable; the measures contemplated to mitigate the impact of the identified risks, should they materialize; and
d) the internal control and information systems to be used to control and manage the above-mentioned risks.
7) To supervise the risk control and management unit, which shall perform the following duties:
a) ensure the proper operation of the risk control and management systems, and particularly to ensure that all material risks affecting the Company are identified, managed and quantified;
b) actively participate in preparing the risk strategy and in important decisions regarding the management thereof; and
c) endeavor to ensure that the risk control and management systems properly mitigate risks within the framework of the policy determined by the Board of Directors.
8) To establish and supervise a mechanism that enables employees and other people connected with the Company, such as Directors, shareholders, suppliers, contractors and subcontractors, to confidentially and anonymously, with due regard for the rights of complainant and the subject of any complainant, report any significant improprieties, including financial, accounting or any other kind of improprieties regarding the Company, that they become aware of within the Company or its Group.
9) To establish and maintain appropriate relations with the Statutory Auditor in order to receive, for review by the Committee, information on all matters that could entail a threat to the independence thereof, as well as any other matters relating to the audit procedure, and when applicable, authorization of services other than those that are prohibited, upon the terms contemplated by applicable law, and such other communications as may be provided for in auditing legislation and auditing rules. In any event, the Audit and Control Committee must receive, on an annual basis, a declaration from the Statutory Auditor of its independence from the Company or entities directly or indirectly related thereto, as well as detailed and itemized information regarding additional services of any kind provided to and the corresponding fees received from, such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of applicable law.
10) To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Statutory Auditor has been compromised. This report must in all cases include a reasoned assessment of the provisions of each and every one of the additional services referred to in point 9) above, both individually and as a whole, other than the legal audit and regarding the rules on independence or regulations on the activity of auditing.
11) To preserve the independence of the statutory auditor in the performance of its duties, and in this regard: (i) in the event of the resignation of the statutory auditor, examine the circumstances giving rise to such resignation; (ii) endeavor to ensure that the compensation received by the statutory auditor for its work does not compromise the quality or independence thereof; (iii) ensure that the Company communicates through the CNMV any change in auditor and attaches a statement regarding any disagreements with the outgoing auditor and, if any, the substance thereof; (iv) ensure that the statutory auditor

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meets annually with the full Board of Directors to inform the Board of Directors of the work performed and on the accounting status and the risks of the Company; and (v) ensure that the Company and the statutory auditor applicable legal provisions regarding the provision of non-audit services, limits on the concentration of the auditor’s business, and generally all other provisions regarding the independence of the auditors.
12) To analyze and report on the financial terms, accounting impact and, if applicable, the exchange ratio proposed for structural modifications and corporate transactions that the Company expects to carry out, prior to submission to the Board of Directors.
13) To report in advance to the Board of Directors on all matters provided by law and the By-Laws, and particularly regarding:
1. The financial information that the Company must publish periodically;
2. The creation or acquisition of interests in special-purpose entities or entities that are domiciled in countries or territories that are considered to be tax havens; and
3. Transactions with related parties.
14) To supervise the application of the general policy on the disclosure of economic/financial, non-financial and corporate information and communication with shareholders and investors, proxy advisers and other stakeholders, and to monitor the manner in which the Company communicates and engages with small and medium-sized shareholders, all with respect to those aspects within the purview of the Committee.
15) To exercise all of the inherent powers of the Audit Committee contemplated at any time by applicable legislation with respect to those companies in its Group that are considered to be Public Interest Entities (as defined by applicable legislation), as approved by the Board of Directors, provided that they are fully held, either directly or indirectly, by the Company, in accordance with the provisions of applicable legislation, and provided that their management has not been allocated to a Board of Directors.
The provisions of paragraphs 2), 9) and 10) shall be understood as being without prejudice to the regulatory framework governing the auditing of accounts.
Mechanisms established to preserve the independence of external auditors
With regard to the independence of the Company's external auditor, and in accordance with the provisions of Telefónica´s Regulations of the Board of Directors (Article 41), the Board of Directors has established, through the Audit and Control Committee, a stable and professional relationship with the Accounts Auditor, with strict respect for the independence thereof.
Furthermore, the Audit and Control Committee, as part of its fundamental powers (Article 22 of the Regulations of the Board of Directors and Article 4 of the Regulations of the Audit and Control Committee), has established and maintains the appropriate relationships with the auditors to receive information on those matters that may threaten their independence, to be considered by the Committee, and any others related to the process of carrying out the audit, and, where appropriate, the authorisation of services other than those prohibited, in accordance with the terms set forth in the applicable law, as well as other communications set forth in audit legislation and audit regulations.
In any case, the Audit and Control Committee annually receives the accounts auditor's declaration of independence with regard to the Company or entities directly or indirectly related to it, as well as detailed and personalised information on the additional services of any kind provided and the corresponding fees received from these entities by the reported auditor, or the persons or entities related to him/her in accordance with the provisions of current regulations.
Furthermore, the Committee issues, prior to issuing the audit report of the accounts, an annual report that expresses an opinion on whether the independence of the accounts auditor has been compromised. This report states, in any case, the evaluation, with supporting evidence/rationale, of the provision of each and every one of the additional services referred to in the previous section, taken into account individually and together, different to the statutory audit and in relation to the independence regime or the regulations governing account auditing.
In any event, the Audit and Control Committee must preserve the independence of the statutory auditor in the performance of its duties, and in this regard: (i) in the event of the resignation of the statutory auditor, examine the circumstances giving rise to such resignation; (ii) endeavor to ensure that the compensation received by the statutory auditor for its work does not compromise the quality or independence thereof; (iii) ensure that the Company communicates through the CNMV any change in auditor and attaches a statement regarding any disagreements with the outgoing auditor and, if any, the substance thereof; (iv) ensure that the statutory auditor meets annually with the full Board of Directors to inform the Board of Directors of the work performed and on the accounting status and the risks of the Company; and (v) ensure that the Company and the statutory auditor applicable legal provisions regarding the provision of non-audit services, limits on the concentration of the auditor’s business, and generally all other provisions regarding the independence of the auditors.
In addition, and in accordance with the Regulations of the Board of Directors (Article 22), the Company's Audit and Control Committee puts forward proposals to the Board of Directors for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with the law, as well as the terms and conditions of his/her contract, regularly obtaining information from the auditor on the audit plan and the execution thereof, as well as preserving his/her independence in the exercise of his/her duties.
Furthermore, the external auditor has direct access to the Audit and Control Committee, participating regularly in its meetings, without the presence of members of the Company's management team when this is deemed necessary. In this regard, and in accordance with the requirements of US regulations on this matter, the External

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Auditor reports to the Audit and Control Committee, at least on an annual basis, on the most significant accounting policies and practices followed in drawing up the Company's financial and accounting information, on any alternative accounting treatment within generally accepted accounting principles and practices that affects any relevant element within the financial statements that may have been discussed with the management team, and, finally, on any relevant communication between the auditor and the Company's management team. In addition, and in accordance with Article 41 of the Regulations of the Board of Directors, the auditor shall hold an annual meeting with the full Board of Directors to provide an update on the work carried out and the evolution of the Company´s accounting and risk situation.
In accordance with the Company's internal regulations, and also in line with the legal requirements imposed by Spanish, European and US regulations, contracting any service with the Company's External Auditor must always be approved beforehand by the Audit and Control Committee. Furthermore, this contracting of services, other than those of the audit itself, is carried out in strict compliance with the Audit Act, European regulations and the Sarbanes-Oxley Act enacted in the United States and its implementing regulations. In this respect, and before hiring the auditor, the Audit and Control Committee analyses the content of the work to be carried out, assessing the situations that may entail a risk to the independence of the Company's External Auditor, and specifically supervises the percentage represented by the fees paid by the latter of the audit firm´s total revenue. In this regard, the Company states in its Annual Report, in accordance with the legal requirements in force, how much the Company's External Auditor is paid, including those fees related to services of a different nature from auditing.
Consequently, the Company has implemented, in practice, the legal provisions on this matter as indicated in the preceding paragraphs.
c) Operation.
The Audit and Control Committee must have access to information in a suitable, timely and sufficient manner, for which purpose:
-    The Chairman of the Committee and, if deemed appropriate or requested, the rest of its members, shall maintain regular contact with the key personnel involved in the governance and management of the Company.
-    The Chairman of the Committee, through the Secretary of the Committee, shall channel and provide the necessary information and documentation to the other members of the Committee, allowing sufficient time for them to analyze such information prior to their meetings.
The Audit and Control Committee shall meet at least once every quarter, and whenever a meeting is deemed appropriate, in response to a call from its Chairman. In any event, the Committee shall meet, at a minimum, on each date on which annual or interim financial information is published. In such cases, the Internal Auditor shall be present. If any type of review report is issued, the Auditor shall also be present.

In this regard, and with reference to the meetings held with the Statutory Auditor and with the Internal Auditor, the provisions of article 7 of the Regulations of the Company’s Audit and Control Committee are complied with, which provisions establish that, for the proper exercise of its supervisory function, the Committee must be familiar with, and understand, the decisions made by Senior Management regarding the application of the most significant criteria and the results of the reviews conducted by the Internal Audit Office, while maintaining fluid communications with the Statutory Auditor. In point of fact, the External Auditor has participated in meetings of the Audit and Control Committee in order to explain the work that was done, and also to clarify, at the request of Committee, those issues that may have been raised in connection with the duties assigned to such External Auditor. The members of the Committee also held separate meetings with each of these contact persons when such meetings were deemed necessary, in order to conduct a rigorous follow-up of the preparation of the Company’s financial information.

During 2020 it held 14 meetings, lasting on average two hours each. Also noteworthy is the high level of participation of all of its members.
Likewise, in the fulfillment of its duties, the Committee may request the presence of the following persons at its meetings: the Statutory Auditor, the head of the Internal Audit Office, any Director, employee or Officer of the Company and the experts that it deems appropriate.

Attendance at the formal meetings of the Committee shall be preceded by the allocation, on the part of its Members, of sufficient time to analyze and evaluate the information received by them.

The Committee also has a Secretary, as well as the necessary support staff for planning meetings and agendas; for drafting documents and meeting minutes; and for compiling and distributing information, among other tasks.

For the purposes of appropriate scheduling that makes it possible to ensure the efficient accomplishment of the objectives pursued, the Committee establishes an Annual Work Plan.

The meetings are scheduled by the Chairman of the Committee, who communicates them to the Secretary of the Committee, so that its members will receive the documentation sufficiently in advance. All of these actions are performed bearing in mind that the duties of the Members of the Committee are fundamentally supervisory and advisory, with no involvement in execution or management, which are the responsibility of Senior Management.

Most important activities during the fiscal year and fulfillment of duties.
The primary activities and actions performed by the Audit and Control Committee of the Board of Directors of Telefónica, S.A. during fiscal year 2020 have been associated with the powers and functions of such Committee. Accordingly, the Audit and Control Committee has

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performed, among others, the following tasks:
-    In the financial and non-financial area: (i) a review of the Company’s financial information (Annual Accounts and Management Reports, which include non-financial information for 2019, periodic quarterly and semi-annual financial information about the Telefónica Group and the Group’s Public Interest Entities for which this Committee has taken on the duties of its Audit Committee, and Alternative Performance Measures, included in the Company Financial Information); (ii) monitoring and analysis of the impact of the situation generated by COVID-19; (iii) financial accounting aspects of corporate operations; (iv) a review of the informative brochures presented by the Company to the various supervisory bodies (including, among others, the 20-F Annual Report and numerous informative brochures about share-financing and debt-financing transactions); and (v) a review of specific presentations on financial aspects of, and changes in, accounting regulations. The Committee also reviewed the non-financial information and the information on diversity prepared by the Company, in compliance with applicable regulations.
-     Regarding the external auditor: (i) a proposal regarding the fees to be received by PwC as the Statutory Auditor for fiscal year 2020, and (ii) a review of the audit work and the limited reviews conducted by the external auditor with regard to the above-mentioned financial information.
-    Regarding internal controls: (i) a review of the work performed by the Internal Audit Office regarding the review of cross-cutting processes, investigations and inspections; and (ii) a review of the risk management system.
-     Regarding compliance, the activities carried out by the Compliance area, including, among others, the review and strengthening of the Company’s regulatory framework (such as the anti-corruption standards), advice on conflicts of interest, global due-diligence procedures associated with operations, etc.
-     Other items of interest: i) the 2019 report of the Audit and Control Committee on related-party transactions; ii) the monthly report of the head of the Telefónica, S.A. Treasury Stock Management Team on treasury-stock transactions; iii) a review to ensure that the financial information published on the Company’s website is continuously updated and matches the information prepared, in each instance, by the Board of Directors and published on the CNMV website; iv) analysis of the changes established in the Good Governance Code of the National Securities Market Commission, approved in June 2020, and, consequently, updating of the Regulations of the Audit and Control Committee and of the corresponding Corporate Policies and Regulations; v) periodic training to ensure that the knowledge imparted to the members of the Committee is up to date; and vi) preparation of the Audit and Control Committee's Report on the Functioning of the Audit and Control Committee.

The Nominating, Compensation and Corporate Governance Committee

The Nominating, Compensation and Corporate Governance Committee of Telefónica, S.A. is governed by the provisions of article 40 of the Bylaws and of article 23 of the Regulations of the Board of Directors. Accordingly, and in order to comply with the recommendations set forth in Technical Guide 1/2019 of the National Securities Market Commission regarding Nominating and Compensation Committees, the Board of Directors, at its meeting held on June 26, 2019, approved the Regulations of the Nominating, Compensation and Corporate Governance Committee of Telefónica, S.A., which was amended by resolution of the Board of Directors at its meeting of December 16, 2020, following a favourable report from the Nominating, Compensation and Corporate Governance Committee, to adapt it to the recommendations of the Good Governance Code as amended in June 2020 (as well as Article 23 of the Regulations of the Board of Directors).
Article 40 of the Company's By-Laws, article 23 of the Regulations of the Board of Directors and the Regulations of the Nominating, Compensation and Corporate Governance Committee govern such Committee under the following terms:
a) Composition.
The Nominating, Compensation and Corporate Governance Committee shall consist of the number of Directors that the Board of Directors determines at any given time. In no case shall the said number be fewer than three persons appointed by the Board of Directors. All of its members must be external or non-executive Directors, and the majority of them must be independent Directors. The Lead Independent Director must also be a member of the Committee.
The members of the Nominating, Compensation and Corporate Governance Committee shall be appointed such that as a group they have the knowledge, aptitudes and experience appropriate for the duties that they are called upon to perform.
The Chairman of the Nominating, Compensation and Corporate Governance Committee, whose position shall in any case be held by an independent Director, shall be appointed from among the members of such Committee.
As of December 31, 2020, and on the date of this Report, the Nominating, Compensation and Corporate Governance Committee was and is composed of the following persons:

Name	Post	Category
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Mr. Peter Erskine	Member	Other External
Ms. María Luisa García Blanco	Member	Independent
Mr. Peter Löscher (*)	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External

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(*) On April 17, 2020, the Board of Directors agreed to appoint the Independent Director Mr. Peter Löscher as Member of the Nominating, Compensation and Corporate Governance Committee, to replace Ms. Sabina Fluxà Thienemann who no longer is a Member of such Committee.
b) Responsibilities.
Notwithstanding any other tasks that may be assigned to it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following responsibilities:
1) To evaluate the skills, knowledge and experience necessary within the Board of Directors. For such purposes, it shall determine the functions and aptitudes needed in the candidates who must fill each vacancy and shall evaluate the time and dedication required for them to effectively carry out their tasks and shall ensure that the non-executive Directors have sufficient availability to properly perform their duties.
2) To establish a goal for representation by the less represented gender on the Board of Directors and prepare guidance on how to reach this objective.
3) To submit proposed appointments of independent Directors to the Board of Directors for appointment on an interim basis to fill a vacancy or for submission of such proposals to a decision by the shareholders at the General Shareholders’ Meeting, as well as proposals for the re-election or removal of such Directors by the shareholders at the General Shareholders’ Meeting.
4) To report on the proposed appointments of the other Directors of the Company for their appointment on an interim basis to fill a vacancy or for submission of such proposals to a decision by the shareholders at the General Shareholders’ Meeting, as well as proposals for the re-election or removal thereof by the shareholders at the General Shareholders’ Meeting.
5) To also report on proposals for the appointment and removal of the Secretary and any Deputy Secretary of the Board of Directors of the Company, as well as proposals for the appointment, re-election and removal of Directors from the subsidiaries thereof.
6) To report on proposals for the appointment and removal of the Senior Executive Officers of the Company and its subsidiaries.
7) To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.
8) To propose to the Board of Directors the appointment of the Lead Director from among the independent Directors.
9) Together with the Chairman of the Board of Directors, to organize and coordinate a periodic evaluation of the Board of Directors and its Committees, including the performance and contribution of each Director and the evaluation of the performance of the Chairman of the Board of Directors under the direction of the Lead Director pursuant to the Regulations of the Board of Directors.
10) To report on the periodic evaluation of the performance of the Chairman of the Board of Directors.
11) To examine or organize the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and planned manner.
12) To propose to the Board of Directors, within the framework established in the By-Laws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of the Regulations of the Board of Directors.
13) To propose to the Board of Directors, within the framework established in the By-Laws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman of the Board of Directors, the executive Directors and the Senior Executive Officers of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.
14) To confirm compliance with and to periodically review the compensation policy applied to the Directors and Senior Executive Officers, including share-based compensation systems and the application thereof.
15) To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
16) To verify the information regarding the compensation of the Directors and Senior Executive Officers set forth in the various corporate documents, including the annual report on the Director compensation policy.
17) To supervise compliance with the Company’s internal corporate governance policies and rules, as well as the Company's internal codes of conduct in force from time to time, while also endeavoring to ensure that the corporate culture is aligned with its purpose and values.
18) To periodically evaluate and review the Company's corporate governance system, such that it fulfils the mission of promoting the corporate interest and takes due account of the legitimate interests of the other stakeholders.
19) To supervise the implementation of the general policy regarding the communication of economic/financial, non-financial and corporate information and communication with shareholders and investors, proxy advisers and other stakeholders, and to monitor the manner in which the Company communicates and engages with small and medium-sized shareholders, all as regards aspects within the purview of this Committee.
20) To endeavor to ensure that any conflicts of interest do not adversely affect the independence of external advice provided to the Committee.
21) To exercise such other powers and perform such other duties as are assigned the Nominating, Compensation and Corporate Governance Committee in the Regulations of the Board of Directors.
c) Operation.
The Nominating, Compensation and Corporate Governance Committee must have access to information in a suitable, timely and sufficient manner, for which purpose:
a.    The Chairman of the Committee and, if deemed appropriate or requested, the rest of its members, shall maintain regular contact with the key personnel involved in the governance and management of the Company.

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b.    The Chairman of the Committee, or, if applicable, the Secretary of the Committee, shall channel and provide the necessary information and documentation to the other members of the Committee, allowing sufficient time for them to analyze such information prior to their meetings.
This information shall be available through the corresponding information technology application, enabled by the Company for the handling of the documentation associated with this Committee.
The Nominating, Compensation and Corporate Governance Committee shall meet at least once every quarter, and whenever a meeting is deemed appropriate, in response to a call from its Chairman. In addition to holding the meetings scheduled on the annual calendar, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Company’s Board of Directors or the Chairman of the Board of Directors requests the issuance of a report or the preparation of a proposal within the scope of its responsibilities, and whenever, in the opinion of the Chairman of the Board, a meeting is appropriate for the proper fulfillment of its duties.
During 2020 it held 12 meetings, lasting on average two hours each. Also noteworthy is the high level of participation of all of its members.
The Committee shall also meet sufficiently in advance of the meetings of the Board of Directors.
Attendance at the formal meetings of the Committee shall be preceded by the allocation, on the part of its Members, of sufficient time to analyze and evaluate the information received by them.
The Committee shall have a Secretary (who will normally be the Secretary or the Deputy Secretary of the Board of Directors), as well as the necessary support staff for planning meetings and agendas; for drafting documents and meeting minutes; and for compiling and distributing information, among other tasks.
For the purposes of appropriate scheduling that makes it possible to ensure the efficient accomplishment of the objectives pursued, the Committee shall establish an Annual Work Plan.
The meetings shall be scheduled by the Chairman of the Committee, who shall communicate them to the Secretary of the Committee, so that its members will receive the documentation sufficiently in advance. All of these actions shall be performed bearing in mind that the duties of the Members of the Committee are fundamentally supervisory and advisory, with no involvement in execution or management, which are the responsibility of Senior Management.
The Nominating, Compensation and Corporate Governance Committee shall consult the Chairman of the Board of Directors, particularly with regard to matters involving the Executive Directors and Senior Officers.
Most important activities during the fiscal year and fulfillment of duties.
The primary activities and actions performed by the Nominating, Compensation and Corporate Governance Committee of the Board of Directors of Telefónica, S.A.
during fiscal year 2020 have been associated with the powers and functions of such Committee or with legal requirements or with Telefónica's internal regulations. Accordingly, the Nominating, Compensation and Corporate Governance Committee has analyzed and reported on the following issues, among others:
-    The policy and the compensation plan for the Directors and Officers of the Telefónica Group (in terms of fixed and variable compensation and share plans).
-    Proposed appointments associated with the Board of Directors of Telefónica, S.A. and its Committees.
Thus, during fiscal year 2020, and so far in the fiscal year 2021, the Nominating, Compensation and Corporate Governance Committee carried out the following actions:
•At its meeting held on April 16, 2020, it reported favourably on the appointment of Mr. Peter Löscher as a Member of the Nominating, Compensation and Corporate Governance Committee.
•At its meeting held on April 28, 2020, and in relation to the proposals to be submitted to the General Shareholders' Meeting of the Company in 2020, approved the following resolutions: (i) to report favourably on the re-election, for a further four-year term, of Director Mr. Isidro Fainé Casas, with the category of Proprietary Director, and the Director Mr. Peter Erskine, with the category of Other External Director; (ii) to propose the re-election, for a further four-year term, of the Directors Mr. Juan Ignacio Cirac Sasturain, Mr. José Javier Echenique Landiríbar, Ms. Sabina Fluxà Thienemann and Mr. Peter Löscher, with the category of Independent Directors; and (iii) to propose the ratification of the appointment by co-optation and the appointment as Directors of Ms. Claudia Sender Ramírez and of Ms. Verónica Pascual Boé, with the category of Independent Directors.
•At its meeting held on November 24, 2020, it reported favourably on the appointment of Mr. Juan Ignacio Cirac Sasturain as a Member of the Sustainability and Quality Committee.
•At its meeting held on January 26, 2021, it reported favourably on the appointment of the Independent Director Mr. Peter Löscher as a Member of the Executive Commission of the Board of Directors.
•At its meeting held on February 23, 2021, it reported favourably on the appointment of the Independent Director Ms. Claudia Sender Ramírez as Member of the Strategy and Innovation Committee.
-    Proposals for the appointment of Directors at the Subsidiaries of the Telefónica Group.
-    Appointment proposals associated with the Senior Officers and the organizational structure of the Telefónica Group.
-    The 2019 Corporate Governance Report and Compensation Report.
-     Report on the amendment of the Regulations of the Board

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of Directors and the Regulations of the Nominating, Compensation and Corporate Governance Committee.

- Preparation of the Report on the functioning of the Nominating, Compensation and Corporate Governance Committee.
The Regulation and Institutional Affairs Committee

The Regulation and Institutional Affairs Committee was created by the Board of Directors pursuant to the provisions of article 20.b) of its Regulations and is regulated in article 24 of the Regulations of the Board of Directors.
On the occasion of the latest amendment of the Regulations of the Board of Directors, the name of the "Regulation Committee" has been changed to the current "Regulation and Institutional Affairs Committee".
a) Composition.
The Board of Directors determines the number of members of this Committee, which shall in no case be less than three. A majority of its members must be external or non-executive Directors.
The Chairman of the Regulation and Institutional Affairs Committee is appointed from among its members.
As of December 31, 2020, and on the date of this Report, the Regulation and Institutional Affairs Committee was and is composed of the following persons:

Name	Post	Category
Mr. Ignacio Moreno Martinez	Chairman	Proprietary
Ms. María Luisa Garcia Blanco	Member	Independent
Mr. Jordi Gual Solé	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Other External
b) Functions.
Without prejudice to other functions that may be assigned to it by the Board of Directors, the Regulation and Institutional Affairs Committee shall have, at a minimum, the following functions:
1)To monitor on a permanent basis the principal regulatory matters and issues affecting the Group at any time, through the study, review and discussion thereof.
2)To act as a communication and information channel on regulatory matters between the management team and the Board of Directors and, where appropriate, to advise the Board of Directors of those matters deemed significant to the Company or to any of the companies of the Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.
3)To analyze, report and propose to the Board of Directors the principles that should govern the Sponsorship and Patronage Policy of the Group, to engage in the monitoring thereof, and to individually approve sponsorships in an amount or importance that exceeds the threshold set by the Board and which must be approved thereby.
Most important activities during the fiscal year and fulfillment of duties.
During 2020, it held 11 sessions, each lasting an average of two hours.
The main activities and actions carried out by the Regulation and Institutional Affairs Committee during the 2020 financial year were linked to the duties and functions corresponding to this Committee. Thus, the Regulation and Institutional Affairs Committee has analysed and discussed the following issues, among others:
•The regulatory matters that are most important to the Telefónica Group, as reflected in the Regulatory Agenda, all at the global level and at the level of the European Union, by region (Europe and Latin America) and by country. The most significant developments, in terms of the most notable issues on the above-mentioned Regulatory Agenda, are updated at each meeting, as are the specific documents or reports presented to the Committee, when the issue or its circumstances make it advisable.
•The continuous monitoring of the Sponsorship and Patronage Policy, including the sponsorship proposals presented by the Global Sponsorships Office of Telefónica, S.A.
•The most relevant institutional milestones of the Telefónica Group with regard to the Company’s Institutional Relations.
The Strategy and Innovation Committee

The Strategy and Innovation Committee was created by the Board of Directors pursuant to the provisions of article 20.b) of its Regulations and, since the Board of Directors, at its meeting held on December 16, 2020, approved the amendment to the Regulations of the Board of Directors, it is regulated in article 26 of the Regulations of the Board of Directors.
a) Composition.
The Board of Directors determines the number of members of this Committee which shall in no case be less than three. A majority of its members must be external or non-executive Directors.
The Chairman of the Strategy and Innovation Committee is appointed from among its members.
As of December 31, 2020, and on the date of this Report, the Strategy and Innovation Committee was and is composed of the following persons:

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Name	Post	Category
Mr. Peter Erskine	Chairman	Other External
Mr. José María Abril Pérez	Member	Proprietary
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Mr. Jordi Gual Solé	Member	Proprietary
Mr. Peter Löscher	Member	Independent
Mr. Verónica Pascual Boé	Member	Independent
Furthermore, on Febryary 24, 2021, the Board of Directors agreed to appoint the Independent Director Ms. Claudia Sender Ramírez as Member of the Strategy and Innovation Committee, to replace Mr. Peter Löscher who no longer is a Member of such Committee.
b) Functions.
Without prejudice to other functions that may be assigned to it by the Board of Directors, the Strategy and Innovation Committee shall have, at a minimum, the following functions:
1)To support the Board of Directors in the analysis and monitoring of the strategic policy of the Group at the global level.
2)To advise and provide support to the Board of Directors on all issues relating to innovation, and to analyze, study and periodically monitor the Company’s innovation projects, set standards and provide support to ensure the appropriate implementation and development thereof throughout the Group.
Most important activities during the fiscal year and fulfillment of duties.
Over the course of the 9 meetings held during fiscal year 2020, the Strategy and Innovation Committee has analyzed various issues associated fundamentally with the telecommunications sector, in keeping with the strategic policy of the Telefónica Group and its business.
The Committee has also conducted a periodic follow-up of the Company’s innovation projects, providing opinions and support in order to ensure their appropriate implementation and development throughout the Telefónica Group.
The Sustainability and Quality Committee

The Sustainability and Quality Committee was created by the Board of Directors pursuant to the provisions of article 20.b) of its Regulations and is governed by the provisions of article 25 of the Regulations of the Board of Directors.
a) Composition.
The Board of Directors determines the number of members of this Committee, which shall in no case be less than three. All members thereof must be external or non-executive Directors and the majority thereof must be independent Directors.

The Chairman of Sustainability and Quality will be appointed from among its members.

As of December 31, 2020, and on the date of this Report, the Sustainability and Quality Committee was and is composed of the following persons:

Name	Post	Category
Mr. Francisco Javier de Paz Mancho	Chairman	Other External
Mr. Juan Ignacio Cirac Sasturain (*)	Member	Independent
Ms. Carmen García Andrés	Member	Independent
Mr. Ignacio Moreno Martinez	Member	Proprietary
Ms. Claudia Sender Ramírez	Member	Independent
(*) On November 25, 2020, the Board of Directors agreed to appoint the Independent Director Mr. Juan Ignacio Cirac Sasturain as a Member of the Sustainability and Quality Committee.
b) Functions.
Without prejudice to other functions that may be assigned to it by the Board of Directors, the Sustainability and Quality Committee shall have, at a minimum, the following functions:
1)To supervise and review the strategies and policies of the Company’s Responsible Business Policy, including environmental and social issues, ensuring that they are aimed at responding to the expectations of the company’s stakeholders and the creation of value, and to propose to the Board of Directors that they be updated and modified when necessary.
2)To promote a proactive relationship strategy with our stakeholders: customers, investors, suppliers, employees and society in general, with the purpose of defining the material issues affecting the Company from risk and opportunity perspectives.
3)To supervise the impact analyses linked to the Responsible Business strategy and our reputation, both from a business perspective and from the perspective of their impact on society, and in particular Human Rights and the Environment, as well as the legal modifications, recommendations and best business practices, which could have a significant influence for the Telefónica Group in matters of sustainability and reputation.
4)To analyze, promote and supervise Telefónica Group’s sustainability objectives, action plans and practices in the environmental and social areas, including aspects such as ethical behavior, human rights, the environment and climate change, responsible management of the supply chain, digital trust and the responsible use of technology, talent and diversity, sustainable customer responsibility, ethical and sustainable products and services and inclusive connectivity, as well as other issues identified as risks or opportunities for the Company in terms of sustainability.
5)To ensure that the sustainability practices in the environmental and social areas conform to the strategy that has been determined, and evaluate their degree of compliance through quality indices, ESG, the measurement of reputation and sustainability, among others, making recommendations where necessary to improve the Telefónica Group’s management in these fields.
6)To ensure that the corporate culture is aligned with its purpose and values with transparency towards its

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stakeholders.
7)Together with the Audit and Control Committee, to know the process of reporting non-financial information in matters of social responsibility and sustainability, which includes the aspects and matters detailed in sections 2), 3) and 4) above in accordance with international benchmarks, as well as the risks relating to those matters.
8)Any other matters related to the fields within its competence that are requested by the Board of Directors or its Chairman.
With regard to these functions, and with reference to the issues pertaining to ethics and responsibility, Telefónica wishes to be a significant participant in the communities in which it operates, internalizing within its strategy and its operating methods the impacts of its activities on society and on the environment. Its purpose in this area is to make the world more human by connecting lives, which means that it must always be aware of how it can contribute toward generating a positive impact through its products and services, while taking great care to minimize any negative impacts that its activities might cause. This involves being an ethical and responsible company - a concern that is reflected in Telefónica’s strategy and governance.
The Principles of Responsible Business and the Group’s Responsible Business Plan reflect, respectively, the ethical framework and the sustainability roadmap, both of which are approved by the Board of Directors, as well as the Group’s most relevant policies in this area (see the policies in the chapter on ethics). The Sustainability and Quality Committee also monitors the implementation of the above-mentioned Responsible Business Plan at its monthly meetings.

Furthermore, the Audit and Control Committee plays an important supervisory role in the area of ethics and sustainability, inasmuch as it oversees the Company’s compliance function, the risk analysis and risk management process, and the reporting processes.

The Group’s Responsible Business Plan includes goals and projects involving the ethical and responsible management of the Company; respect for human rights; the Customer Promise; commitments to privacy; freedom of expression and information; security; the ethical management of artificial intelligence and the responsible management of technology; sustainable management of the Supply Chain; the strategy for addressing Climate Change and the Environment; the promotion of Diversity; the safety and well-being of our employees; and a business strategy focused on generating products and services that contribute toward addressing the major social and environmental challenges facing society (through sustainable innovation).

Some of the most important goals of the Responsible Business Plan are taken into account for the determination of the variable compensation of the Company’s employees.

Therefore, through the Company’s governance bodies, the Responsible Business Plan is presented for its:

Approval	BOARD OF DIRECTORS
Super-vision	Sustainability and Quality Committee	Audit and Control Committee
Monitoring	The Responsible Business Office
Implemen-tation	Corporate Business and Support Areas	Country OBs

The Responsible Business Plan is monitored by the Responsible Business Office, which four times a year brings together the senior managers in the areas of Compliance, Audit, Legal Services, People, Corporate Ethics and Sustainability, Communications, Security, Procurement, Operations, Data & Analytics, Telefónica Tech and Telefónica Infra. This Office reports to the Sustainability and Quality Committee through the head of Corporate Ethics and Sustainability.
The corporate business support areas, on the one hand, and the Executive Committees of the Operators, on the other hand, handle the implementation of the goals set out in the Responsible Business Plan.

Most important activities during the fiscal year and fulfillment of duties.
Over the course of the 10 meetings held during fiscal year 2020, the Sustainability and Quality Committee has analyzed the quality indices for the principal services provided by the companies within the Telefónica Group, evaluated the levels of commercial service given to customers by those companies, and has analyzed the Corporate Social Reputation of the Telefónica Group, including the most relevant issues in terms of Sustainability (ethical behavior, sustainable innovation, digital trust, the supply chain, talent and diversity management, customers, the environment and climate change), including Responsible Business Plans and the Integrated Annual Report.
Evaluation of the Board and of its Committees
Once a year, all of the Company’s Directors evaluate the performance of the Board of Directors of Telefónica, S.A., of its Committees and of the General Shareholders’ Meeting. Furthermore, every three years such evaluation is carried out with the assistance of an external consultant, whose independence is verified by the Nominating, Compensation and Corporate Governance Committee. Thus, the evaluation of the Board of Directors for the financial year 2017 was carried out with the assistance of the external consultant Villafañe & Asociados Consultores, the evaluations of the financial years 2018 and 2019 were carried out internally by the Company, without assistance of an external consultant, and for the evaluation corresponding to the financial year 2020, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, has had the support, as an external advisor, of the consulting firm Egon Zehnder.
This evaluation process consisted of the completion of evaluation questionnaires by each of the Directors, as well as individual interviews carried out by the consultancy Egon Zehnder with each of them in order to assess and ascertain the opinions of the Directors on the issues and aspects that were the subject of the evaluation.

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With regard to the above-mentioned questionnaires, these contained numerous questions grouped in the following five sections: i) Structure and composition of the Board of Directors; ii) Operation of the Board of Directors; iii) Rights and duties of Directors, including expressly the adequacy of their performance and contribution of Directors to the Board of Directors, including the Executive Directors; iv) Board Committees, including issues relating to the composition and operation of each of the Board Committees and to the performance and contribution of their respective Chairmen; and, v) The General Shareholders’ Meeting and stakeholder groups.
Upon completion of this process, consultant Egon Zehnder issued the corresponding results report, which was submitted to the Nominating, Compensation and Corporate Governance Committee for review and analysis. Thus, the Nominating, Compensation and Corporate Governance Committee, at its meeting held on January 26, 2021, reviewed and analysed the results of said evaluation, concluding, in general terms, that the Directors had expressed a high degree of satisfaction with the organisation and activities of the aforementioned governing bodies. Likewise, the aforementioned Report on the results of the 2020 evaluation was presented by consultant Egon Zehnder to the Board of Directors of the Company at its meeting held on January 27, 2021, and made available to all Directors.
After a detailed examination and analysis of the results, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, has established an Action Plan for the implementation of the suggestions and recommendations deemed appropriate, in order to optimise the functioning of the Company's corporate governance system.
Specifically, certain areas of improvement were identified in relation to the functioning of the meetings of the Board of Directors, in order to: i) include in the agendas of the meetings those issues that are of interest to the Telefónica Group, related both to its own business and to the sector in which it operates; and ii) continue working to try to provide the materials for the meetings with greater and sufficient advance notice, if possible, with special focus on those points that are most relevant.
On the other hand, with regard to the General Shareholders' Meeting, and in order to optimise its development in terms of the level of interventions and debate, continue working on the implementation of appropriate means and actions to facilitate the development of the Meeting and, at the same time, safeguard the political rights of shareholders, considering external elements such as the situation generated by COVID-19, which led to the holding of a solely telematic General Shareholders' Meeting in order to safeguard the general interests and the health of shareholders, employees and other persons involved in its preparation and holding. Likewise, in order to avoid undue discrimination and ensure parity of treatment among shareholders, a plurality of channels and means were made available to them to participate remotely in the General Meeting of Shareholders.
Finally, with regard to training, and taking into account the forthcoming entry into force of regulations that may have an impact on the corporate governance system or others (including the Draft Bill for the Reform of the Capital Companies Act), design and implement the training actions deemed appropriate, and implement a defined and structured training programme for the preparation and integration of the members of the Board of Directors. In this regard, it should be noted the ESG training plan provided to all members of the Board of Directors.
On the other hand, it is noted that consultant Egon Zehnder has maintained business relations during the financial year 2020 for a total amount of 38,400 euros for the performance of other work for Telefónica Group companies.

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4.4.2. Management Team
As regards the Company's Executive Committee, its composition as of December 31, 2020 is shown below:

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4.5. Transactions with Related Parties and Conflicts of Interest
4.5.1. Transactions with Related Parties
•The procedure for approval of related-party and intragroup transactions
The Article 5 of the Regulations of the Board of Directors includes a number of powers of the Board which cannot be delegated, including the following:
The approval, based on a favorable report by the Audit and Control Committee, of the transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties.
Also, as set forth in Article 31.f) of the Regulations of the Board of Directors, Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Audit and Control Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).
Also, the Article 39 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favorable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.
Directors affected or which represent or which are related to affected shareholders will have to refrain from taking part in the deliberation and voting on the resolution in question.
This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfill the three following requirements:
1.º they are performed by virtue of contracts whose conditions are standardized and are applied on an across-the-board basis to a large number of clients,
2.º they are performed at prices or tariffs generally set by the person supplying the goods or services, and
3.º their amount is not more than one per cent of the company's annual revenues.
The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.
For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm's-length basis and that the process is transparent.
Only where there are imperative grounds of urgency, duly justified, decisions mentioned above could be adopted by delegated bodies or persons, and subsequently ratified by the Board of Directors (Article 5.5 of the Regulations of the Board of Directors).
During fiscal year 2020 neither Telefónica, S.A. nor any company in its Group has carried out transactions with any member of the Board of Directors or with any member of senior management other than those derived from the Group's ordinary business or traffic, except as indicated in the following paragraph in respect of transactions with parties related to Directors.
In relation to the above, the significant and relevant transactions carried out by companies of the Telefónica Group with related parties are included in Note 11 (Related Parties) of the Consolidated Annual Accounts of Telefónica, S.A. corresponding to fiscal year 2020, as well as in Section D.5 of the Statistical Annex (Section 4.9.1) of the Annual Corporate Governance Report. Likewise, transactions with associated companies and joint ventures are described in Note 10 (“Associates and joint ventures”) of the aforementioned Consolidated Annual Accounts.
4.5.2. Conflicts of Interest GRI 102-25
Company policy establishes the following principles governing possible conflicts of interest that may affect directors, senior executives or significant shareholders:
•With respect to Directors, Article 31 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the transaction to which the conflict refers.
Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

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Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Audit and Control Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).
Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.
For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.
Transactions arising from the duty of loyalty and its exemption regime shall also be subject to prevailing laws.
•Also, Article 39 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favorable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.
Directors affected or representing or linked to affected shareholders must refrain from participating in the deliberation and in votes of the agreement.
This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfill the three following requirements:
1.º they are performed by virtue of contracts whose conditions are standardized and are applied on an across-the-board basis to a large number of clients,
2.º they are performed at prices or tariffs generally set by the person supplying the goods or services, and
3.º their amount is not more than one per cent of the company's annual revenues.
The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.
For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm's-length basis and that the process is transparent.
•With respect to Senior Executives, the Internal Code of Conduct for Securities Markets Issues, updated on May 6, 2020, sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company's management personnel within the concept of affected persons.
In accordance with that established in this regulation, the People with Management Responsibilities, their Administrative Personnel and the managers or employees of Telefónica Group who have Privileged Information, or participate or have access to or knowledge of a Confidential Operation (as defined in the previous terms of the internal conduct regulations regarding Stock Markets) have the obligation to (a) remain loyal to the Group and its shareholders at all times, regardless of his/her own or other's interests; (b) refrain from intervening in or influencing decision making that could affect persons or companies with which there is conflict; and (c) refrain from accessing information classified as confidential that affects said conflict. Additionally, these people (except for the members of the Company Board of Directors who will be governed in terms of communicating conflicts under the standards established in the regulation of the Board of Directors) have the obligation to make the Company aware of these situations, by means of the computer system established by Telefónica for this purpose, as soon as possible, that would potentially entail the manifestation of conflicts of interest because of its activities outside the Telefónica Group, its family relationships, its personal assets or any other reason with: (a) financial intermediaries operating with the Group Telefónica; (b) professional or institutional investors who have a significant relationship with the Group Telefónica; (c) suppliers of significant equipment or material; or (d) professional service providers or External Advisors.
Telefónica, S.A. is the only company of the Telefónica Group that is listed in Spain, so it is not necessary to have defined the specific mechanisms that would be applied to resolve possible conflicts of interest with subsidiaries listed in Spain.

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Based on the information provided above, it is also noted that Telefónica, S.A. is not controlled by another entity within the meaning of Article 42 of the Commercial Code.

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4.6. Remuneration GRI 102-37
Remuneration of Directors of Telefónica, S.A.
This section and the following section 4.9.2 consist of the Annual Report on Remuneration of the Directors of Telefónica, S.A., which must be prepared and submitted to an advisory vote at the General Shareholders’ Meeting. As last year, this report is published as part of the Annual Corporate Governance Report and will remain accessible on the websites of the company and the Spanish Securities Market Commission (CNMV) for the legally stipulated term.
4.6.1. Principles of the Remuneration Policy
At the General Shareholders’ Meeting held on 8 June 2018, Telefónica, S.A. (“Telefónica” or the “Company”) submitted a Directors’ Remuneration Policy for a valid term encompassing
2019, 2020 and 2021 (hereinafter referred to as the “Remuneration Policy”). The Remuneration Policy has maintained the essential principles applied in the previous financial years and was approved by the General Shareholders’ Meeting with 88.45% of the votes cast.
The main focus of Telefónica’s remuneration strategy is to attract, retain and motivate professionals of the Company, enabling it to achieve its strategic targets within the highly competitive and globalised setting in which it performs its business, by applying the most appropriate measures and practices for such purpose.
Based on the foregoing, the following are the principles of the Remuneration Policy:

		Executive Directors	Non-Executive Directors
Value creation	Alignment with the shareholders’ interests and the aim of sustainably creating value over time.	•
Pay for Performance	A significant part of the total remuneration for the Executive Directors is variable and receiving it is subject to achieving financial, business, value creation and ESG targets that are predetermined, specific, quantifiable, and aligned with the Company’s corporate plan.	•
Flexibility	The variable remuneration is not guaranteed and is sufficiently flexible so that there is a possibility of not paying this component.	•
Competitiveness	In order to ensure the Company has the best professionals on board, the remuneration package must be competitive, both in its structure and its overall amount, with respect to other comparable companies at an international level.	•	•
Good Governance	When determining the remuneration for the Directors, the Company takes into consideration the developments taking place in regulations, best practices and national and international recommendations and trends related to the remuneration of Directors of companies listed on the stock market.	•	•
Fair Pay	The professional value, experience, time spent and responsibility of each director is sufficiently remunerated, ensuring that the remuneration policies and practices guarantee there is no discrimination for any reason (among others, due to gender, age, culture, religion and/or race).	•	•
Suitability	The amounts are sufficient to remunerate the qualifications, time spent and responsibility of the Directors, guaranteeing their required loyalty and allegiance to the Company, without compromising the independence of the Non-Executive Directors.		•
Transparency	The level of transparency in relation to remuneration is in line with the best corporate governance practices in order to create trust among stakeholders, including shareholders and investors.	•	•
For further information, the Remuneration Policy can be downloaded in the following link:
www.telefonica.com/documents/162467/142439452/politica-remuneraciones-consejeros.pdf/9f28515d-a87b-ce1d-9c66-eb19f508d584
In addition, in order to determine the remuneration terms and conditions for the Executive Directors, the remuneration scheme applicable to the Company’s employees has been taken into account, as follows:

Specifically the following:
•The Remuneration Policy for the Executive Directors is aligned with the policy for the other employees, being rewarded for the value they contribute to Telefónica and it shares the same principles.
•The elements included in the directors’ remuneration for their executive duties are aligned with the components included in the remuneration package for Telefónica’s executive group

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Notwithstanding the foregoing, as detailed in the following section 4.6.5, it is planned to propose for the decision of the next General Shareholders’ Meeting, a new Remuneration Policy that is along the same lines that the current, even though some new items have been added to develop certain components and issues that have been considered appropriate regarding corporate governance and remuneration trends. However, these new items have no impact on the aforementioned principles. The new Remuneration Policy, provided that it is approved at the General Shareholders’ Meeting, will come into force since the date that such meeting is held.
4.6.2. What we do
EXECUTIVE DIRECTORS
•Linking the payment of the remuneration to the Company’s results (“pay for performance”).
•The weighting of the financial metrics to which the variable remuneration is linked is currently 80%.
•The remuneration is aligned with the interests of the shareholders and society as a whole, since a part of the variable remuneration is linked to customer trust and ESG (Environmental, Social and Governance) objectives
•Long-Term Incentive Plans:
–A minimum performance period of three years for measurement of the objectives.
–Delivery in shares.
–Linked to metrics aligned with Telefónica’s long-term strategic objectives.
–Inclusion of objectives linked to ESG*.
–Holding 100% of the awarded shares for a term of two years. This term is extended to 3 years extension in case of non-compliance with the permanent shareholding commitment.
•Standardisation of the malus and clawback clauses, which are applied to any variable remuneration component*.
•Requirement to permanently hold shares for a value equivalent to twice the fixed remuneration.
•Consideration of the quality of the results in the long-term and any associated risk in the evaluation process of variable remuneration.
•Recurrent external advice for the purpose of considering market practices as an additional factor to be taken into account in the process of adopting decisions on the Remuneration Policy’s design.
•No guaranteed variable remuneration.
•
•Non-discrimination for any reason is guaranteed regarding remuneration (among others gender, age, culture, religion or race). Telefónica’s staff are remunerated based on their professional merit, skills, experience, time spent and the responsibility they undertake.
(*) New components, adjustments or developments included in the new Remuneration Policy that will be submitted for the approval of the Ordinary General Shareholders’ Meeting in 2021.
NON-EXECUTIVE DIRECTORS
•Remuneration is determined in accordance with the responsibilities and duties undertaken by each Director but without compromising the members’ independence.
•The Non-Executive Directors are not included in the remuneration formulae or systems linked to the individual or Company’s performance.
•The Non-Executive Directors are not paid in shares, options, stock options or any share-linked instruments.
•The Non-Executive Directors do not participate in any long-term savings systems, such as retirement plans, pension plans and any other welfare systems.

4.6.3. The process for determinithe Remuneration Policy and the Company's bodies involved
The Nominating, Compensation and Corporate Governance Committee, the responsibilities and duties of which are stipulated in Article 40 of the Articles of Association, Article 23 of the Board of Directors’ Regulations and Article 4 of the Nominating, Compensation and Corporate Governance Committee’s Regulations, plays a crucial role in defining the Telefónica Group’s Remuneration Policy and in developing and deciding on its components; however the most important decisions must be approved by the Board of Directors.
The Committee’s mandate, within the scope of remuneration, consists of continuously reviewing and updating the remuneration system applicable to the Directors and Senior Executive Directors and designing new remuneration plans that enable the Company to attract, retain and motivate the most outstanding professionals, aligning their interests with the Company’s strategic targets.

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In addition, other bodies and external advisors take part in the process of determining the Remuneration Policy.

The functions performed by the various company bodies involved in determining and approving the Remuneration Policy and its conditions are explained below, along with a reference to the involvement of external advisors in this matter:

	Determining and designing the remuneration elements	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
General Shareholders’ Meeting
It approves the Remuneration Policy at least every three years as a separate item on the agenda.
It approves the maximum amount of the annual remuneration for all the Directors in their positions as such.
It approves the variable remuneration systems for the Directors that include payment in shares or stock options or share-linked instruments.
It has an advisory vote on the Annual Report about the Directors’ Remuneration, detailing the remuneration accrued during the last financial year.

Advisory vote on the Annual Report on Remuneration of the Directors, in which the remuneration accrued during the financial year is disclosed.
Board of Directors
Directors in their positions as such: It approves the allocation of the maximum amount approved by the General Shareholders’ Meeting among the various components.
Executive Directors: It approves the fixed remuneration and the main terms and conditions of the short- and long-term variable remuneration system.
The Board approves adaptations or updates to the Remuneration Policy.
It approves the contracts that regulate the duties and responsibilities of the Executive Directors.
It approves the Annual Report on Remuneration of the Directors to be submitted to the advisory vote at the General Shareholders' Meeting
It approves the design, target amounts, the level the targets are achieved and the amounts of the incentive payable, if any, both for the short-term and long-term variable remuneration of the Executive Directors, based on a proposal made by the Nominating, Compensation and Corporate Governance Committee.
It approves the Annual Report on Remuneration of the Directors to be submitted to the advisory vote of the General Shareholders' Meeting.
It evaluates, if necessary, application of the malus and/or clawback clauses.

It is reported based on analysis and remuneration studies of the Directors’ remuneration conducted by the Nominating, Compensation and Corporate Governance Committee.
Nominating, Compensation and Corporate Governance Committee Nominating, Compensation and Corporate Governance Committee
Directors in their positions as such: It proposes the allotment of the maximum amount to the Board of Directors approved by the General Shareholders’ Meeting, among the various items.
The Committee reviews the Directors’ remuneration on a regular basis to ensure that it is appropriate for the duties they perform.
Executive Directors:
•It proposes the fixed remuneration for the Executive Directors to the Board of Directors considering, among other factors, their level of responsibility and leadership within the organisation, promoting the retention of key staff, attracting top talent and creating sufficient economic independence to ensure a balance with the significance of other items included in the remuneration.
•It reviews, on an annual basis, the terms and conditions for the variable remuneration, including the structure and maximum levels of remuneration, the targets set and the weighting of each of them, taking into account the company's strategy, needs and business situation. These conditions are subject to the approval of the Board of Directors.
•It proposes the contracts to the Board of Directors that regulate the duties and responsibilities of the Executive Directors.
•It proposes the Annual Report on Remuneration of the Directors and the Remuneration Policy, when appropriate, to the Board of Directors.
When carrying out these actions, the Nominating, Compensation and Corporate Governance Committee takes into account the votes of the shareholders at the General Shareholders' Meeting to which the Annual Report on Remuneration of the Directors for the previous year was submitted, in an advisory manner.

It proposes the targets at the beginning of each measurement period to the Board of Directors.
It assesses achievement of the targets at the end of the measurement period. Since payment of the variable remuneration is subject to sufficient verification that the stipulated targets have effectively been achieved, as determined in recommendation 59 of the Good Governance Code, this assessment is carried out on the basis of the results audited by the Company's external and internal auditors, which are first analysed by the Audit and Supervisory Committee, as well as the level of achievement of the targets. In this respect, for the purpose of ensuring that there is an effective relation between the variable remuneration and the professional performance of the recipients thereof, any positive or negative economic impact caused by extraordinary events that could distort the findings of the assessments are disregarded.
Submits a report to the Board, when appropriate, on whether or not application of the malus and/or clawback clauses is necessary.
It proposes to the Board of Directors the variable remuneration payable to the Executive Directors. Such proposal also considers the long-term results and any associated risk in the proposed variable remuneration.
It proposes Annual Report on Remuneration of the Directors and, when appropriate, the Remuneration Policy to the Board of Directors.

It regularly reviews the Directors’ remuneration. This process includes an external competitive remuneration analysis and also takes into account the Remuneration Policy for the executives and other employees in the organisation.
A reference market, selected based on a series of objective standards, is considered when conducting the external competitiveness analysis, according to the terms set out below:
1. A sufficient number of companies are selected to obtain results that are representative and statistically reliable and sound.
2. Data on size (revenues, assets, market capitalisation and number of employees) are considered so that Telefónica is positioned at the median of the comparison group.
3. Geographic distribution: Mainly companies with their parent company located in Continental Europe and in the United Kingdom are included, as well as representative North American enterprises in the technology, media and entertainment sector or related to such sector that are benchmarks for the company.
4. Geographic scope: Companies are included that operate at an international level.
Distribution by sector: It is a multi-sector sample, with homogeneous distribution among the business sectors.

Audit and Supervisory Committee		It analyses the results audited by the external and internal auditor to evaluate achievement of the objectives for the variable remuneration.

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	Determining and designing the remuneration elements	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
Planning and Control, Corporate Ethics and Sustainability Human Resources		They prepare reports related to the achievement level of the operative, financial and non-financial targets based on the results audited by the Company’s external and internal auditor.
Secretary General
This person prepares the formal documents related to the Remuneration Policy to be submitted to the General Shareholders’ Meeting, the Board of Directors, the Executive Committee and/or the Advisory or Supervisory Committees.
Together with HR Management, he/she prepares the Annual Report on the Directors’ Remuneration.
Together with HR Management, it prepares the Annual Report on Directors' Remuneration.
Human Resources
It prepares the proposals related to the design of the Remuneration Policy applicable to the Executive Directors.
Together with the General Secretary, it prepares the Annual Report on Remuneration of the Directors.

Together with General Secretary, it prepares the Annual Report on Remuneration of the Directors..
External Advisors in 2020
Willis Towers Watson provided advice on preparing the Annual Report on Remuneration of the Directors for 2020.
The law firms Uría Menéndez and Garrigues also took part in the review of the aforementioned report.
		Mercer-Kepler analyses the level of achievement of the Total Shareholder Return (TSR) of Telefónica for each of lifecycles of the share plan on a quarterly basis.	Willis Towers Watson provides advice on the comparative analysis of the Directors’ and the Senior Executives’ remuneration package against the market.

4.6.4. The work performed by the Nominating, Compensation and Corporate Governance Committee’s
Pursuant to Article 40 of the Articles of Association, Article 23 of the Board of Directors’ Regulations and Article 1 of the Nominating, Compensation and Corporate Governance Committee’s Regulations, the Committee must be composed of no fewer than three Directors appointed by the Board of Directors; they must be external or Non-Executive Directors and the majority of them must be independent Directors. The Independent Coordinating Director must be a member on the Committee. Lastly, it is also stated that the Chairperson of this Committee must be an independent Director in all cases.
In this respect, the Committee is composed of the following directors:

Name	Position	Type	Date of Appointment
Mr. José Javier Echenique Landiríbar	Chairman	Independent	4 May 2017 (as a member) 18 December 2019 (the date he was appointed as Chairman)
Mr. Peter Erskine	Member	Other External Director	27 February 2008
Mr. Peter Löscher	Member	Independent	17 April 2020
Ms. María Luisa García Blanco	Member	Independent	18 December 2019
Mr. Francisco Javier de Paz Mancho	Member	Other External Director	8 April 2016
The Nominating, Compensation and Corporate Governance Committee applies the Technical Guide 1/2019 on Appointment and Remuneration Committees, approved by the CNMV on 20 February 2019, as well as the Good Governance Code for Companies Listed on the CNMV, in its revised version dated 20 June 2020.

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During the financial year 2020 and up to the date this report was approved, the most significant activities carried out by the Nominating, Compensation and Corporate Governance Committee within the scope of remuneration have been the following:
Year 2020:
–Drawing up an Annual Work Plan for 2020, in order to ensure suitable planning to guarantee the targets sought are effectively achieved by the Committee.
–Evaluation of the achievement of objectives linked to the short-term variable remuneration of the Executive Directors for the financial year 2019 (payable in 2020).
–Analysis of the Executive Directors’ total remuneration for 2020.
–Analysis of the total remuneration for the members of the Executive Committee in 2020.
–Proposal for determining and monitoring the objectives linked to the short-term variable remuneration of the Executive Directors for the financial year 2020.
–An analysis of the impact of COVID-19 on the remuneration. In this respect, regarding the variable remuneration, it was proposed that the third cycle of the Long-Term Incentive Plan 2018-2023 for Executive Directors (approved at the General Shareholders’ Meeting in 2018) should be limited to 50% of the economic value of the shares provided in previous cycles, representing 37% of the maximum value set for the Executive Chairman in the Remuneration Policy in force in 2020 (33% in the case of the Chief Operating Officer).
–Allocation of shares corresponding to the third cycle of the Long-Term Incentive Plan 2018-2023, pursuant to the criteria explained in the previous point.
–Analysis of the organisational structure of the Telefónica Group and other issues related to the staff, such as gender equality or different policies applicable to the Executives and employees.
–Proposal regarding the 2019 Annual Report on the Directors’ Remuneration to be submitted to the Board of Directors and subsequently submitted to the Ordinary General Shareholders’ Meeting held in 2020.
–Proposal for amendment of the Board of Directors’ Regulations and the Nominating, Compensation and Corporate Governance Committee’s Regulations to be adapted to the new Recommendations of the Good Governance Code (GGC) amended in June 2020.

Year 2021 (until the approval of this report on 24 February 2021):

–Directors’ Remuneration Policy principles to be submitted to the Board of Directors and subsequently to the Ordinary General Shareholders’ Meeting to be held in 2021.
–Progress of the Long-Term Incentive Plan consisting of the delivery of Telefónica, S.A. shares, earmarked for the Executives of the Telefónica Group, including the Executive Directors of Telefónica, S.A., to be submitted to the Board of Directors and subsequently to the Ordinary General Shareholders’ Meeting to be held in 2021.
–Evaluation of achievement of objectives linked to the short-term variable remuneration of Executive Directors for the financial year 2020 (payable in 2021).
–Proposal for setting the objectives linked to the short-term variable remuneration of Executive Directors for the financial year 2021.
–Proposal for the 2020 Annual Report on Remuneration of the Directors to be submitted to the Board of Directors and subsequently to the Ordinary General Shareholders’ Meeting to be held in 2021.
Moreover, it should be pointed out that the Nominating, Compensation and Corporate Governance Committee can request the Board of Directors to hire legal, accounting and financial advisors and other experts at the company’s expense. In this respect, Willis Towers Watson provided advice on the design of this Annual Report on Remuneration of the Directors and when the Remuneration Policy was drawn up (current and proposed). Likewise, the law firms Uría Menéndez and Garrigues took part in the review thereof.
4.6.5. Remuneration Policy of Telefónica applicable in 2021 GRI 102-35, 102-36
Telefónica regularly conducts a reflection process of the Remuneration Policy in force, in which it considers both internal and external factors:
•Internal factors: The results achieved by the Group, the short- and long-term objectives, their link to the Strategic Plan and sustainability, as well as their alignment with the general remuneration policy for the Company’s employees.
•External factors: The recommendations received in the engagement process that Telefónica regularly conducts with investors, shareholders and proxy advisors, market practices of relevant companies for Telefónica due to being competitors for business or talent and companies considered high performers and general corporate governance recommendations at a national and international level.

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After completing such analysis, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee, the Board of Directors plans to submit a new Remuneration Policy for the approval of the Ordinary General Shareholders’ Meeting in 2021 with entry into force in case of being approved since the date such General Shareholders’ Meeting is held and remain valid until 31 December 2023, making the Remuneration Policy currently in force null and void. Therefore, as indicated, this new Remuneration Policy will remain in force until 31 December 2023, even though the Board of Directors may propose a new policy for approval on a previous date, if it is considered appropriate.
As explained in the following sections, the new Remuneration Policy is a continuation of the policy in force (which was approved by a very high percentage, i.e. 88.45% of the votes cast at the General Shareholders’ Meeting held on 8 June 2018), even though it includes, as mentioned above, some adjustments that enable the improvement of the alignment with our strategic priorities, the opinion of investors and the good governance recommendations. This Remuneration Policy has also taken into consideration the contents required according to Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement in listed companies.
The principles that the new Remuneration Policy would introduce (which will be submitted for the approval of the General Shareholders’ Meeting in 2021) refer to (i) extending the applicable retention period for shares that, when appropriate, are provided within the scope of long-term incentive plans as of 2021; (ii) adapting the commitment to permanently hold shares to the new recommendation 62 in the Good Governance Code, published in June 2020; (iii) standardising the malus and clawback clauses for any variable remuneration component, whenever certain situations arise; and (iv) adding a specific section related to evaluating the results and extraordinary remuneration where, among other issues, the possibility is included for the Board of Directors, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee, is authorised to agree on granting extraordinary remuneration to the Executive Directors if they achieve certain strategic targets of the Company. However, under no circumstances may this extraordinary remuneration imply an increase in the maximum total remuneration assigned to the Executive Directors in the Remuneration Policy.
As mentioned above, the new Remuneration Policy will come into force from the date the General Meeting is held until 31 December 2023.
4.6.6. The Executive Directors' remuneration in 2021 GRI 102-35, 102-36
As specified above, as of the date of this Report, the Executive Directors of Telefónica, S.A. are Mr. José María Álvarez-Pallete López, Executive Chairman, and Mr. Ángel Vilá Boix, Chief Operating Officer/C.O.O.
Pay for performance and pay mix
The remuneration system for Telefónica’s Executive Directors is characterised by its competitiveness and high demands. The variable remuneration, which is designed to incentivise achievement of the Company’s short- and long-term targets, is one of the fundamental pillars of this system.
In this respect, Telefónica’s long-term strategy is based on the following three basic pillars, which are linked to the variable remuneration of Telefónica’s whole human team:
(i)Growth, in the form of Operative Revenues and Total Shareholders Return;
(ii)Efficiency, through improving the Operative Income Before Depreciations and Amortisations (OIBDA) margin and generating Free Cash Flow;
(iii)Trust. Telefónica is a company that is fully committed to sustainability. For such purpose, factors are weighted such as customer trust, society trust, gender equality or contributing to the fight against climate change.
Therefore, receiving the Short-Term Variable Remuneration is linked to achieving certain financial and business operational targets linked to growth and efficiency, as well as a series of ESG objectives linked to customer and society trust and the responsibility with the environment and the gender equality. Moreover, the long-term variable remuneration is linked to value creation for the shareholders in the Telefónica Group in the medium- and long-term by measuring the growth in the total shareholders return, economic financial targets and ESG (as determined in the Long-Term Incentive Plan 2021-2026 that will be submitted for the approval of the General Shareholders’ Meeting in 2021).

All the objectives are predetermined, specific, quantifiable and aligned with Telefónica’s strategic goals, strictly determined and assessed by the Nominating, Compensation and Corporate Governance Committee, which monitors them, so that their alignment with Telefónica’s social interests is ensured.

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The Executive Directors benefit from a fully flexible variable remuneration system that implies no amount is paid to them for this item if they do not meet the minimum achievement thresholds. The short- and long-term variable remuneration percentage may become relevant if the maximum target is achieved. In any case, such percentage of their total remuneration (considering, for such purpose, the sum of the Fixed Remuneration, Short-Term Variable Remuneration and the annualised long-term incentive) may not exceed 85%.
The pay mix for Telefónica’s Executive Directors is shown below, for an scenario in which the stipulated targets are achieved:
Components of the remuneration package in 2021:
The components included in the Executive Directors’ remuneration package for performing their executive duties are similar to those applicable in the financial year 2020, except the items contained in the new Remuneration Policy, which will come into force on the date of its approval at the General Shareholders’ Meeting in 2021 and will remain valid until 31 December 2023, and in the new Long-Term Incentive Plan, which is also planned to be submitted for the approval of the company’s General Shareholders’ Meeting in 2021 and that are identified in each of the respective sections corresponding to the following:
A. FIXED REMUNERATION
Purpose:
Suitable reward for performing their executive duties according to the level of responsibility, leadership and performance within the organisation, promoting the retention of key professionals and attracting top talent and creating sufficient economic independence to balance the significance of other remuneration items.
Amount:
No increases of the Executive Directors’ fixed remuneration are expected during 2021.
Executive Chairman: €1,923,100.
This remuneration is the same as the amount paid since 2016 and it was determined for his position as Executive Director and remained the same after his appointment as Chairman in the aforementioned year 2016. This remuneration is 13.8% lower than the one determined for the position of Executive Chairman prior to his appointment as such.
Chief Operating Officer (“Consejero Delegado”): €1,600,000.
This remuneration is the same as the amount paid when Mr. Vilá was appointed as a Chief Operating Officer of the Company on 26 July 2017.
Functioning:
The annual gross fixed remuneration is paid on a monthly basis in cash. This remuneration is determined by the Board, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee.
This remuneration may be adjusted every year depending on the criteria approved from time to time by the Nominating, Compensation and Corporate Governance Committee. The maximum annualised increase during the term of the Policy may not exceed 10% of the gross annual salary. In certain situations, such as, for instance, Telefónica Group extraordinary results, change in the size and in the business complexity, a change in responsibility, development of the duties and/or special needs for retention and motivation, the Nominating, Compensation and Corporate Governance Committee may decide to apply higher increases. The underlying reasons will be explained in the relevant Annual Report on Remuneration of the Directors.

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B. SHORT-TERM VARIABLE REMUNERATION
Purpose:
To reward the achievement of a combination of financial, business operating, and ESG targets that are pre-determined, specific, quantifiable and aligned with the social interest and Telefónica’s strategic targets.
Amount:
Target Amount (this is reached when 100% of the pre-determined targets have been achieved):
–Executive Chairman: 180% of the Fixed Remuneration.
–Chief Operating Officer: 150% of the Fixed Remuneration.
Maximum Amount (this is reached when the pre-determined targets are achieved at the maximum level):
–Executive Chairman: 233.1% of the Fixed Remuneration (129.5% of the Target Amount).
–Chief Operating Officer: 194.25% of the Fixed Remuneration (129.5% of the Target Amount).
The target and maximum amounts are the same as for 2018 and remain the same in the new Remuneration Policy that will be submitted for approval at the next General Shareholders’ Meeting in 2021.
Metrics:
For the financial year 2021, the Nominating, Compensation and Corporate Governance Committee has reviewed the targets, metrics and performance scales to be applied in order to ensure fulfilment of the Telefónica Group’s Strategic Plan. As a result, the Board of Directors has selected the quantifiable and measurable metrics that best reflect the Telefónica Group’s value creation levers, on a proposal from the Nominating, Compensation and Corporate Governance Committee. These metrics are the same as those determined in 2020, with some change in the relative weight of the non-financial targets related to the customer trust and ESG targets:
•80% of the targets are operational and financial:
◦30% of the targets are linked to the OIBDA, which reflects both the Group’s growth and development in operational execution.
◦30% of the targets are linked to the Operative Revenue, which enables the Telefónica Group’s growth to be measured.
◦20% of the objectives is linked to the Free Cash Flow, the generation of which enables to reduce the debt.

•The remaining 20% is linked to non-financial – ESG objectives linked to Customer and Society trust, and responsibility for Gender Equality and for the Planet:
◦NPS (40%).
◦GAP NPS (15%).
◦Climate Change - GHG Emissions (25%).
◦Society's Trust - REP Trak (15%).
◦Gender Equality - % of Women in executive positions 5%).
Functioning:
The aforementioned targets are approved by the Board of Directors at the beginning of each financial year, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee. The maximum level of the Short-Term Variable Remuneration target in 2021 remains at 129.5% in the case of the maximum achievement of the pre-determined targets.
For the purpose of calculating the payment coefficient obtained for each level of target achievement, a performance scale is determined for each metric, which includes a minimum threshold below which no incentive is paid. In the case of 100% achievement of the targets set, the target Short-Term Variable Remuneration will be paid and, in the case of maximum achievement of the targets the maximum Short-Term Variable Remuneration will be received.
Information in greater detail is provided below about the scales for achieving each of the targets and how the stipulated maximum is achieved:

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In order to calculate the amount of the Short-Term Variable Remuneration, the Nominating, Compensation and Corporate Governance Committee firstly considers the level of achievement and weighting of each target on an individual basis and then the overall level of achievement of the targets as a whole. For such purpose, it applies the internal target assessment rules and procedures set out by the Company for its executives. When conducting this assessment, the Nominating, Compensation and Corporate Governance Committee is supported by the Audit and Supervisory Committee, which provides information about the results audited by the Company’s external auditor (PRICEWATERHOUSECOOPERS AUDITORES, S.L.) and by the internal audit. The Committee also considers any associated risk for both setting the targets and assessing their achievement.
In this respect, any positive or negative economic effects caused by extraordinary events that could distort the findings of the assessment are disregarded and the long-term quality of the results and any associated risk are considered in the proposed Short-Term Variable Remuneration.
The Short-Term Variable Remuneration is fully paid in cash providing the targets set for this purpose have been achieved. This remuneration will not be paid until the Nominating, Compensation and Corporate Governance Committee and the Audit and Supervisory Committee have carried out the actions described above in the first quarter of the following year.
Moreover, the Nominating, Compensation and Corporate Governance Committee is authorised to make a proposal to the Board of Directors to fully or partially cancel payment of the short-term variable remuneration if certain unforeseen circumstances arise, as described in section [●] of this Report, as well as its partial or full clawback within twenty-four (24) months after the payment thereof.
C. LONG-TERM VARIABLE REMUNERATION
Purpose:
To increase the Executive Directors’ and management team’s commitment to the Company and its Strategic Plan, linking their remuneration to creating value for the shareholders and sustainable achievement of the strategic targets, so that it is in line with the best remuneration practices. In turn, by means of its Long-Term Incentive Plan, the Company also aims at offering a competitive remuneration package that contributes to retaining the managers who hold key positions in the organisation.
Description:
A new Long-Term Incentive Plan 2021-2026 will be proposed at the next General Shareholders’ Meeting consisting of payment with Telefónica, S.A.’s shares aim to the Senior Management of the Telefónica Group, including the Executive Directors of Telefónica, S.A., who meet the requirements stipulated for such purpose from time to time, are invited to take part in such Plan.

The total term of the Plan will be five (5) years divided into three (3) cycles, independent one from the other, of three (3) years each (in other words, by delivering the shares corresponding to each cycle once three years have elapsed counted from the start of each cycle).

1.The first cycle 2021-2024: The target measurement period begins on 1 January 2021 and will end on 31 December 2023. If the targets are achieved, the shares will be delivered in 2024, once the audited annual accounts for the year 2023 have been drawn up. On the date this report is submitted, the grant of shares have not been determined yet and this will only take place once approved at the General Shareholders’ Meeting.
2.The second cycle 2022-2025: The target measurement period will begin on 1 January 2022 and will end on 31 December 2024. If the targets are achieved, the shares will be delivered in 2025, once the audited annual accounts for the year 2024 have been drawn up.
3.The third and last cycle 2023-2026: The target measurement period will begin on 1 January 2023 and will end on 31 December 2025. If the targets are achieved, the shares will be delivered in 2026, once the audited annual accounts for the year 2025 have been drawn up.
Moreover, in 2021 the measurement periods for the second and third cycle of the Long-Term Incentive Plan 2018-2023 will remain in force, approved at the General Shareholders’ Meeting in 2018, to determine, when appropriate, the shares that the members will eventually receive. The features and terms of this Plan can be seen in the Annual Report on Remuneration of the Directors for 2018 and 2019.
Metrics and functioning of the Long-Term Incentive Plan 2021-2026:
The metrics to be proposed for the First Cycle of the Long-Term Incentive Plan 2021-2026 are the Relative TSR (50%), Free Cash Flow (40%) and Neutralizing Emissions to reach zero net emissions by 2025 (10%).
(see next page)

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Each of these metrics is explained below:

Relative TSR (50%)

Definition: The performance of the share taking into account the cumulative variation of Telefónica’s share value, including the dividends and other similar concepts perceived by the shareholder during the cycle in question.
Determining the level of achievement: The evolution of TSR from Telefónica S.A.’s shares is measured from the beginning of the cycle (2021) until the end of such cycle (2023), in relation to the TSR from other companies pertaining to the telecommunication sector, weighted depending on their relevance to Telefónica that, for the purpose of the Plan, will be used as the comparison group. The companies included in the comparison group are the following: America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Royal KPN, Millicom, Swisscom, Telenor, TeliaSonera, Tim Brasil, Liberty Global and Altice Europe.
Performance Scale: The number of shares to be provided associated with the achievement of this target will be between 15% of the number of theoretical shares, in the case that the evolution of the TSR of Telefónica’s shares is, at least, the median of the comparison group (below this threshold no incentive will be payable) and 50% if the evolution is in the third or higher quartile of the comparison group. The percentage by linear interpolation is calculated for those that are between the median and the third quartile.

Free Cash Flow (40%)

Definition: Free cash flow generation (FCF).
Determining the level of achievement: The level of FCF generated by the Telefónica Group is measured during each year, in comparison with the value set in the budgets approved by the Board of Directors for each year, considering the final level of achievement of FCF, the average of the annual partial results obtained and approved by the Nominating, Compensation and Corporate Governance Committee.
Performance Scale: For each cycle, the Board of Directors, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee, determines an achievement scale that includes a minimum threshold of 90% achievement, below which no incentive is paid and the achievement of which implies 20% of the theoretical shares assigned being provided, and a maximum level of 100% achievement, which implies 40% of the theoretical shares assigned being provided.

Neutralising Emissions to reach zero net emissions by 2025 (10%)

Definition: Neutralisation of Telefónica Group CO2 emissions, being also necessary to reach certain level of emission reduction of scope 1 + 2, in line with the 1.5ºC scenario of the Paris Agreement (SBTi) and with the objective set by the Company net zero emissions by 2025.
Emission neutralisation is the carbon credits purchase to absorb CO2 of the atmosphere. To become a company with net zero emissions as many emissions as are generated should be neutralised (scopes 1+2).
Carbon credits consist of the purchase of CO2 certificates on the voluntary market. These credits are generated by projects that absorb CO2 from the atmosphere, which must meet international standards of the highest quality and, as far as possible, have associated social benefits. This information is verified annually by AENOR in accordance with the GHG Protocol standard.
Scope 1 and 2 emissions consist of direct and indirect CO2 emissions from our daily activity due to fuel consumption, refrigerant gas leaks and the electricity use. Net emissions are calculated as the difference between scope 1+2 emissions and the purchase of carbon credits.

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Determining the level of achievement: The level of emissions neutralisation will be measured at the end of each cycle of the Plan, and it is also necessary to reach a certain level of emissions reduction of scope 1 + 2, in line with the 1.5ºC scenario of the Paris Agreement (SBTi) for payment.
The level of direct and indirect CO2 emissions from our daily activity due to fuel consumption, refrigerant gas leaks and electricity use will be calculated according to the following:

CO2 Emission = Activity x Emission Factor
Where: - Activity: Amount of energy, fuel, gas, etc. consumed by the Company. - Emission Factor: CO2 amount that is emitted into the atmosphere by the consumption of each unit of activity.
For the electricity, the emission factor provided by the supplier of said electricity will be used and for fuels the emission factors of the GHG Protocol will be used.

Performance Scale: At the beginning of each cycle, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, will determine an achievement scale that will include a minimum threshold of 90% of achievement, below which no incentive will be paid and whose achievement will mean the delivery of 5% of the theoretical assigned shares, and a maximum level of achievement of 100%, which will mean the delivery of 10% of the theoretical assigned shares. Additionally, it will be necessary to reach a minimum level of emission reduction of scope 1 + 2, in line in line with the 1,5ºC scenario of the Paris Agreement (SBTi) for payment.
The Nominating, Compensation and Corporate Governance Committee conducts an assessment of the targets on an annual basis and, once the Plan has ended, the level of achievement is determined. When conducting this assessment, the Committee is supported by the Audit and Supervisory Committee, which provides information about the accounts audited by the Company’s external auditor. The Committee also takes into consideration any associated risk for both setting the targets and assessing their achievement.
When determining the target achievement level, any positive or negative economic impact caused by extraordinary events that could distort the results of the assessment is disregarded.
Regarding the Long-Term Incentive Plan 2021-2026, if it is approved, it is determined that 100% of the shares provided within the scope of the Plan to the Executive Directors and other members that are determined by the Board of Directors are subject to a retention period of two years.
The foregoing is not applicable to the shares that the Executive Directors need to sell to pay the costs related to their acquisition or, with prior consideration of the Nominating, Compensation and Corporate Governance Committee, to cover extraordinary situations arising that require this.

In order for each of the members to be entitled to receive the corresponding shares, they must have held an employment or commercial relationship with the Telefónica Group on the date the shares of each cycle are provided (subject to the exceptions considered appropriate) and they must have been associated with the Telefónica Group for at least one year.
Incentives assigned to the Long-Term Variable Remuneration in force in 2021:
As mentioned above, the cycles in force in 2021 related to the long-term incentive plans are as follows:

Performance (measurement) period	Year shares are delivered	Number of allocated shares (Value of allocated shares as % of Fixed Remuneration)	
			Executive Chairman	Chief Operating Officer
Long Term Incentive Plan 2018-2023				
Second Cycle	2019, 2020 and 2021	2022	468,000 (185%)	347,000 (165%)
Third Cycle*	2020, 2021 and 2022	2023	267,000 (92.5%)	198,000 (82.5%)
Long Term Incentive Plan 2021-2026				
First Cycle	2021, 2022 y 2023	2024	*On the date this report was submitted, shares corresponding to the new plan have still not been allocated and this will only take place once approved at the General Shareholders' Meeting in 2021. In any case, the allocation will be made in accordance the maximum limit set in the Directors' Remuneration Policy*

Long-Term Incentive Plan 2018-2023:
•Second cycle 2019-2022: As shown in the previous table, the maximum number of shares that the Executive Directors can receive represents, at their grant value, 185% of their Fixed Remuneration.
•Third cycle 2020-2023: In 2020, as a gesture of responsibility towards the society, customers, shareholders and employees of Telefónica due to the economic impact derived by COVID-19, it was decided that the assignment value in this cycle would be 50% lower than in previous cycles. This implies a reduction in the total target remuneration (considered, for these purposes, as Fixed Remuneration, Short-Term Variable Remuneration and annualised Long-Term Variable Remuneration) of approximately 20%.
Therefore, the maximum number of shares represents, at their grant value, 92.5% of the Fixed Remuneration for the Executive Chairman and 82.5% for the Chief Operating

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Officer.
Long-Term Incentive Plan 2021-2026:
•First cycle 2021-2024: On the date this report is submitted, the relevant shares have not yet been assigned and this will only take place once approved at the General Shareholders’ Meeting in 2021. In any case, the assignment will take place in accordance with the maximum limit determined in the Remuneration Policy.
The number of shares to be provided at the end of each cycle of the Plan will depend on the assignment approved by the Board of Directors, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee, and the level the targets of the Plan is achieved.
In the event of over-achievement of the targets, no additional shares will be provided other than those originally assigned to the Executive Directors.
D. TELEFÓNICA EMPLOYEE PENSION PLAN
Contributions
The new Remuneration Policy, which will be submitted for the approval of the Company’s General Shareholders’ Meeting in 2021, which will remain in force until 31 December 2023, does not include any changes in this respect. The Pension Plan for the Executive Directors follow the same scheme and is aligned with the Pension Plan for Telefónica’s employees regarding its terms and conditions and the following contribution percentages:
•Executive Chairman: 6.87% of his base salary, plus 2.2% as a mandatory contribution to be made by the Executive Chairman up to the maximum annual limit that the law stipulates from time to time.
•Chief Operating Officer: 4.51% of his base salary, plus 2.2% as a mandatory contribution to be made by the Chief Operating Officer up to the maximum annual limit that the law stipulates from time to time.
Functioning:
As described in each of the Executive Directors contracts, the Pension Plan is a defined-contribution plan and the contingencies covered are as follows: retirement; the member’s death; the beneficiary’s death; total and permanent disability to work in one’s usual profession, absolute and permanent incapacity for all work and serious disability; and severe or major dependency of the member.
The benefits consist of the economic right accrued by the beneficiaries as a result of the occurrence of any of the contingencies covered by this Pension Plan. It is quantified according to the number of account units that correspond to each member based on the amounts contributed to the Pension Plan and is assessed for the purpose of payment according to the value of the account unit from the business day before the date when the benefits become effective.
Furthermore, the members may also exercise their vested rights, in whole or in part, on an exceptional basis in the event of serious illness or long-term unemployment.
The Pension Plan is included within the “Fonditel B Pension Fund,” managed by Fonditel Pensiones, EGFP, S.A.
As took place in 2015, in the financial year 2021 applicable law has modified the financial and tax limits for contributions to pension plans. In this respect, as has been taking place, in order to compensate the difference arising in favour of the beneficiaries, a unit-link group insurance policy has been taken out through which the aforementioned differences that could arise are channelled in each financial year.
The unit-link insurance policy has been taken out with the company Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after the merger by take-over of Seguros de Vida y Pensiones Antares, S.A. by Plus Ultra, on 31 December 2019), and covers the same contingencies as those included in the Pension Plan with the same exceptional liquidity events in the case of serious illness or long-term unemployment.
E. REMUNERATION IN KIND
In addition to the life insurance policy covering death or disability described above, the Executive Directors are provided with a general health insurance policy and dental coverage as remuneration in kind and they are also provided with a company vehicle, all of the foregoing in line with the general policy applicable to the Company’s Executives.
Moreover, it is reported that, on the date this Report is approved, the “Global Incentive Telefónica, S.A. Stock Option Plan for Employees of the Telefónica Group” (hereinafter referred to as the “Global Plan”), approved at the General Shareholders’ Meeting held in 2018, is in the final execution period. Thus, as an example of their commitment to the Company and in order to provide an incentive to other employees to take part in the Global Plan, the Executive Directors contributed the maximum allowed according to the applicable Plan of €1,800. In 2021, the Executive Directors will receive 167 additional shares (equivalent to one additional share for each two shares acquired), providing they have met the permanence and retention condition (one year after the end of the purchase period, i.e. until 31 July 2021).
Moreover, Telefónica has taken out a third party liability insurance policy (D&O) for its managers, executives and staff performing similar duties in the Telefónica Group, with the usual terms and conditions for these kinds of insurance policies. This policy also includes the company’s subsidiaries in certain cases.
Regarding remuneration in kind, there is no plans to propose changes in the new Remuneration Policy that will be submitted for approval at the next General Shareholders’ Meeting in 2021.

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F. EXECUTIVE PENSION PLAN
Maximum contribution:
35% of the Fixed Remuneration.
Contributions to the Pension Plan for Telefónica’s employees are deducted from these payments, which are calculated according to the aforementioned percentage.
Payment of any compensation related to the termination of the labour relationship is incompatible with recognition of any economic right related to this Executive Pension Plan.
Functioning:
The implementation vehicle of this Plan approved in 2006 is a unit-link group life insurance policy taken out with an insurance company.
The contingencies covered by the Executive Pension Plan are retirement, early retirement, permanent loss of working capacity consisting of total or absolute disability or serious disability and death. However, as explained above, no economic right whatsoever is recognised if the Executive Director receives compensation due to the termination of his/her labour relationship.
The amount of the benefits from this coverage is equivalent to the mathematical provision corresponding to the insured party on the date when the policyholder provides notice and proves to the insurance company that the relevant situation has arisen.
There is currently no vesting of economic rights in favour of the Executive Directors. The Board of Directors may make the appropriate adjustments in the case of legislative amendments on this matter, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee.
Any adjustments to be made to the Executive Pension Plan must be approved by the Board of Directors. These adjustments must be justified and proposed by the Nominating, Compensation and Corporate Governance Committee. The reasons for the adjustments must be duly explained in the Annual Report on Remuneration of the Directors.
Even though there are no changes planned for the functioning of this Plan, it may be updated by the Board of Directors according to a proposal made by the Nominating, Compensation and Corporate Governance Committee to adapt it to amendments made to applicable legislation.
Regarding the Executive Pension Plan, no changes are planned in the new Remuneration Policy that will be submitted for approval at the next General Shareholders’ Meeting in 2021.

Malus and claw-back clauses for the variable remuneration
Regarding clawback formulae or clauses in order to claim the return of the variable remuneration components based on the results, the following should be taken into account if such components have been paid based on data that is later clearly shown to be inaccurate, and in order to adopt measures to avoid any conflict of interest the Nominating, Compensation and Corporate Governance Committee:
•It is authorised to propose cancellation of payment of the variable remuneration to the Board of Directors under circumstances of this kind.
•It will assess whether exceptional circumstances of this kind could even lead to termination of the relationship with the respective party or parties responsible, proposing to the Board of Directors that such measures should be adopted as may be appropriate.
In addition, in 2018, the Company included malus and clawback clauses in the Long-Term Incentive Plan 2018-2023, approved by the General Shareholders’ Meeting held in 2018. According to these clauses, in the years 2021, 2022 and 2023, each time shares are delivered, it will be assessed whether or not to partially or fully confirm or cancel the relevant settlement in each financial year and, if need be, to claim partial or full return of the shares already provided (or reimbursement of their value in cash) if the number of shares delivered was not in accordance with the terms and conditions stipulated by the Board of Directors or when they had been provided bearing in mind data that have later been proven to be inaccurate.
Moreover, in 2024, when drawing up the annual accounts for the previous financial year, it will be assessed whether or not the return of the shares previously provided should be partially or fully claimed (or reimbursement of their value in cash) if the aforementioned situations have arisen. Moreover, the Company may partially or fully cancel payment of the Plan to the Executive Directors if the Company’s external auditor includes exceptions in its report that reduce the results taken into consideration to determine the number of shares to be provided.
The new Remuneration Policy that will be submitted for approval at the General Shareholders’ Meeting in 2021 will determine that the Board of Directors will decide, with a prior report issued by the Nominating, Compensation and Corporate Governance Committee, if necessary, on the following: (i) partial or full cancellation of the variable remuneration pending payment (malus) and/or (ii) partial or full recovery of any variable remuneration component within twenty-four (24) months after its payment (clawback), if certain exceptional situations arise that affect the Company’s results or are related to the Executive Director’s inappropriate conduct.

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For these purposes, exceptional situations shall be deemed as those that will be subject to assessment by the Board of Directors, among others, as examples but not limited thereto, the following:
•Reformulating the company’s financial statements without being based on an amendment of the applicable accounting standards.
•If the Executive Director has been sanctioned for a serious infringement of the code of conduct and other internal regulations or serious infringement of the regulations that are also applicable thereto.
•In any case, when it is shown that the variable remuneration component in question has been partially or fully assessed based on information that is clearly proven to be false or inaccurate a posteriori, or other unforeseen circumstances not accepted by the Company that have a serious negative impact on the profit and loss accounts.
•If the company’s external auditor includes exceptions in its report that reduce the results taken into consideration to determine the amount of the variable remuneration payable.
Possible severance pay
The contracts signed with the Executive Directors are for an indefinite term and include a non-competition clause. This clause implies that, once the relevant contract has been terminated and during the valid term of the clause (two years after the termination of the contract for any reason), the Executive Directors may not indirectly or directly render their services themselves or through others, either on their own behalf or for third parties, to Spanish or foreign companies that engage in the same or similar business activities as Telefónica.
Regarding the conditions related to the termination of the contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer, Mr. Ángel Vilá Boix, have the same terms and conditions as in their previous contracts, which specify agreed severance pay for termination of the relationship, when appropriate, which could amount to a maximum of four (4) annual payments. Each annual payment consists of the last fixed remuneration and the arithmetic mean of the sum of the last two (2) amounts of annual variable remuneration paid pursuant to the contracts.
Contractual terms and conditions for the Executive Directors
The contracts that currently regulate the Executive Directors performing their duties and responsibilities are of a commercial nature and include clauses that are normally used for these kinds of contracts. These contracts have been proposed by the Nominating, Compensation and Corporate Governance Committee, approved by the Board of Directors and have not suffered any significant modifications in 2020.

In addition to the severance pay terms and conditions explained in the previous point, a summary is provided below of the main terms and conditions of the Executive Directors’ contracts:
•Term: Indefinite.
•Prior notice: There is an obligation to provide prior notice in the event of the contract being terminated due to a unilateral decision adopted by the Chief Operating Officer, being stipulated that he must notify such unilateral decision in writing with at least three months’ prior notice, except in cases of force majeure. If this obligation is not fulfilled, he must pay the Company an amount equivalent to the Fixed Remuneration for the period of prior notice he had failed to observe.
•Exclusivity: During the term of the contracts, it is prohibited to sign (either directly or through intermediaries) any employment, commercial or civil contracts with other companies or institutions that engage in activities similar in nature to those of Telefónica.
•Non-competition clause: The contract states the relationship is compatible with holding representative, administrative and management posts and other professional positions in other companies in the Telefónica Group or in any other undertakings unrelated to the Company when expressly notified to the Nominating, Compensation and Corporate Governance Committee and the Board of Directors.
In addition, it states that the relationship is incompatible, during the term of the clause (two (2) years after the termination of the contract for any reason) with directly or indirectly rendering services, as an employee or self-employed, by themselves or through third parties, to any Spanish or foreign companies that engage in activities identical or similar to those of Telefónica.
•Non-disclosure: While the relationship remains in force and also after the termination thereof, there is a non-disclosure duty regarding any information, data and any kinds of reserved and confidential documents that they have knowledge of or to which they have had access as a result of performing their duties.
•Compliance with the regulatory system: The contracts include the obligation to abide by the rules and obligations set out within Telefónica’s regulatory system, which are contained, among other regulations, in the Board of Directors’ Regulations and Telefónica’s Internal Stock Market Conduct Regulations.
Commitment to hold shares on a permanent basis
As stipulated in section 4.2 of the current Directors’ Remuneration Policy, the Executive Directors must hold (directly or indirectly) a number of shares (including those provided as remuneration) equivalent to two (2) years’ gross Fixed Remuneration as long as they are members on the Board of Directors and perform executive duties.

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The term set for achieving this target is five years, counted from 1 January 2019 or, in the case of Executive Directors appointed at a later time, counted from the date of their appointment, unless the Board of Directors/Nominating, Compensation and Corporate Governance Committee approve a longer term when exceptional situations arise.

Shareholding requirement
Executive Chairman	200% of his Gross Fixed Remuneration
Chief Operating Officer	200% of his Gross Fixed Remuneration
However, the new Remuneration Policy that will be submitted for approval at the General Shareholders’ Meeting in 2021 determines that, if this commitment is breached, the shares that the Executive Director receives within the scope of any variable remuneration component will be subject to a minimum retention period of three years; therefore raising the Executive Director’s level of commitment.
The foregoing is not applicable to the shares that the Executive Directors need to sell to pay the costs related to their acquisition or, with prior consideration of the Nominating, Compensation and Corporate Governance Committee.
This commitment will be verified by the Nominating, Compensation and Corporate Governance Committee, when, among other issues, aspects will be considered such as the share price to be taken into account, the regularity in which the holding commitment will be reviewed or, in certain exceptional situations, the periods of additional time that could be stipulated for compliance therewith.
Although this requirement came into force on 1 January 2019 and the Executive Directors are allowed until 31 December 2023 to comply with it, the Executive Chairman of the Company, Mr. José María Álvarez-Pallete López, held 1,812,359 shares of Telefónica on 31 December 2020, which were valued at a price of €4.1761 per share (according to the average value in 2020), representing 394% of his fixed remuneration.
Likewise, the Chief Operating Officer (COO), Mr. Ángel Vilá Boix, held 418,218 shares of Telefónica, which were valued at the same price per share, representing 109% of his fixed remuneration.
The percentage representing the value of the shares, according to their average value in 2020, regarding the Fixed Remuneration of the Executive Directors, has been reduced compared with the previous financial year due to the lower trading price of Telefónica’s shares in the financial year 2020. In any case, the price at which the Executive Directors acquired their shares represents an amount that far exceeds twice their Fixed Remuneration.
4.6.7. The Directors' remuneration in their positions as such in 2021
The remuneration payable to the Directors in their positions as such is structured, within the legal and statutory framework, pursuant to the remunerative criteria and items specified below, up to the maximum limit determined for such purpose by the General Shareholders’ Meeting, pursuant to the provisions in Article 35 of the Articles of Association.
According to the foregoing, the Ordinary General Shareholders’ Meeting held on 11 April 2003 set the annual gross maximum amount for the remuneration at €6,000,000 payable to the Directors in their positions as members of the Board of Directors.
The aforementioned remuneration is, in all cases, the maximum amount payable and the Board of Directors is responsible for proposing the allotment of the amount among the various items and among the different Directors, taking into account the duties and responsibilities assigned to each Director, membership on Committees within the Board of Directors and other objective circumstances that would be considered relevant.
Regarding the financial year 2020, according to the market information available, the Committee has proposed to the Board not to increase the Directors’ fixed remuneration, both in their positions as such and for performing their executive duties. This remuneration has remained the same since 2012.

	Board of Directors	Executive Committee	Advisory or Supervisory Committee (*)
Chairman (**)	€240,000	€80,000	€22,400
Vice Chairman	€200,000	€80,000	-
Proprietary Member	€120,000	€80,000	€11,200
Independent Member	€120,000	€80,000	€11,200
Other External Member	€120,000	€80,000	€11,200
(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Supervisory Committees is €1,000
(**) In this regard, the Executive Chairman has waived payment of the aforementioned amounts (i.e. €240,000 as Chairman of the Board of Directors and €80,000 as Chairman of the Executive Committee), as he has done in previous years

The Executive Directors can waive payment of the aforementioned amounts.
Moreover, the Non-Executive Directors receive the remuneration payable to them due to being members of certain management bodies of Telefónica’s subsidiaries and investee companies.
No changes are included in the new Remuneration Policy that will be submitted for approval at the company’s General Shareholders’ Meeting in 2021 that will remain in force until 31 December 2023.

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4.6.8. Application of the Remuneration Policy in 2020
Summary of the Remuneration Policy applied in 2019 and the results of the ballot on the Annual Report on Remuneration of the Directors for 2020
The remuneration payable in the financial year 2020 was in line with the terms of the Remuneration Policy approved on a binding basis at the General Shareholders’ Meeting held on 8 June 2018, pursuant to the provisions in the Article 529 Nineteen of the Spanish Capital Companies Act.
For further information, please see the Remuneration Policy in force in 2020 by accessing the following link:
www.telefonica.com/documents/162467/142439452/politica-remuneraciones-consejeros.pdf/9f28515d-a87b-ce1d-9c66-eb19f508d584
In this respect, the remuneration payable in 2020 to the Executive Directors and the Directors in their positions as such consists of the same components as those described for the current Remuneration Policy in force in 2021.
The detailed description of the Directors’ remunerative system for 2020 is included in section 4.6.6 of the Annual Report on Remuneration of the Directors for 2019. This report was approved by 89.3% of the votes cast, with a 9.2% of votes against and a 1.5% abstentions. Therefore, taking into account the high level of approval of this Report, the Company has considered it appropriate to draw up the 2020 Annual Report on Remuneration of the Directors in similar terms, modifying the text of some items in order to contribute to increasing the transparency level.
Impact of COVID-19 on application of the Remuneration Policy in 2020
In relation to the Executive Directors, the remuneration accrued in 2020 represents approximately 51% of the maximum total remuneration (57% of the total target remuneration). Specifically, as a gesture of responsibility towards society, customers, shareholders, and Telefónica employees after the economic effects derived from COVID-19, the remuneration measures adopted by Telefónica with respect to its Executive Directors and the rest of senior management members have been the following:
•Fixed Remuneration Freeze: In the case of the Executive Chairman, his 2020 Fixed Remuneration remained unchanged (1,923,100 euros), being the same as the received since 2016, which was set in his capacity as Chief Executive Officer.
In relation to the current Chief Executive Officer, his Fixed Remuneration (1,600,000 euros) is the same to that established at the time that Mr. Vilá was appointed as Chief Executive Officer of the Company on July 26, 2017.
•Maintain the Short-Term Variable Remuneration conditions established at the beginning of the year: The relative metrics and weights determined for 2020 were OIBDA (30%), Operative Income (30%), Free Cash Flow
(20%) and non-financial targets related to customer trust and other ESG targets (20%).
In spite of the impact of COVID-19 on the economic forecasts that was particularly evident in the second quarter, the Nominating, Compensation and Corporate Governance Committee decided to maintain the level of the target objectives associated with each metric.
Bearing in mind the foregoing, the weighted payment coefficient amounted to 89.9% (see the achievement percentages in the table included in the section corresponding to the Short-Term Variable Remuneration in 2020).
•Long-Term Variable Remuneration:
In relation with the vesting of the first cycle of the Long-Term Incentive Plan 2018-2023, the target measurement period ended on 31 December 2020. In light of the Relative TSR and Free Cash Flow outcomes, the weighted payout coefficient would be 50%. However, at the meeting held by the Nominating, Compensation and Corporate Governance Committee on 23 February 2021, the Executive Chairman propose to waive his incentive, which he deems appropriate, as a gesture of responsibility towards the society, customers, shareholders and employees of Telefónica and as a prudential measure due to the economic impact derived by COVID-19. The Chief Operating Officer stated the same position.
The Board of Directors, upon the Nominating, Compensation and Corporate Governance Committee’s proposal, accepted their waiver.
In relation with the grant of the third cycle (2020-2023) of the Long-Term Incentive Plan 2018-2023,
The difficult context arising due to COVID-19, both the Executive Directors and the Board of Directors of Telefónica deemed that adjustments were necessary for the award of the third cycle (2020-2023) of the Long-Term Incentive Plan 2018-2023.
In this respect, it was proposed that the award of the third cycle of the long-term incentive of the Executive Directors approved by the General Shareholders’ Meeting in 2018 would be limited to 50% of the economic value of the shares provided in previous cycles, representing 37% of the maximum value set for the Executive Chairman in the Remuneration Policy in force in 2020 (33% in the case of the Chief Operating Officer).
Finally, it should be highlighted that the Nominating, Compensation and Corporate Governance Committee decided to maintain the targets, weightings and metrics determined in the cycles in force of the Long-Term Incentive Plan.
•Waiver of remuneration in their capacity as members of the Board of Directors. The Executive Chairman waived to the settle of 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Executive Committee Chairman.

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Bearing in mind all the forgoing, the total remuneration payable to the Executive Directors in 2020 is in line with the remuneration paid in previous years and with the company’s results (figures in thousand euros).

The Executive Directors’ remuneration in 2020
A. FIXED REMUNERATION
The Executive Chairman: €1,923,100.
In the case of the Executive Chairman, the amount of his Fixed Remuneration in 2020 was the same as that paid since 2016, which was determined in his position as Chief Operating Officer, which remained the same after his appointment as Chairman in the aforementioned year 2016.
The Chief Operating Officer: €1,600,000.
This remuneration is the same as the amount paid when Mr. Vilá was appointed as the company’s Chief Operating Officer on 26 July 2017.

B. SHORT-TERM VARIABLE REMUNERATION
The Executive Chairman: € 3,111,960.
Calculated as the multiplication of the Fixed Remuneration (€1,923,100) by the Target Amount (180%) by the Overall Target Achievement Level (89.9%).
The Chief Operating Officer: €2,157,600.
Calculated as the multiplication of the Fixed Remuneration (€1,600,000) by the Target Amount (150%) by the Overall Target Achievement Level (89.9%).
For the financial year 2020, the Board of Directors approved, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee, the quantifiable and measurable metrics that best reflected the levers for creating value for the Telefónica Group with the aim of guaranteeing fulfilment of its Strategic Plan. These metrics and their relative weightings are the following:
(see next page)

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METRIC	DEFINITION AND MEASURING METHOD	WEIGHTING
OIBDA	This is the Operative Income Before Depreciations and Amortizations. The Operating Result includes the Operative Income minus all costs (direct, commercial, customer management, network, systems, support and employees, among others).	30%
OPERATING REVENUE	This corresponds to service revenues, revenues generated from the company's core business, revenues for terminal sales and other Operating Income.	30%
FREE CASH FLOW	This means the amount of funds generated from transactions throughout the year and it is calculated as funds collected from customers minus the payments required to carry out transactions and investment in assets, therefore including payments to suppliers, employees, as well as spectrum, fees, taxes and interest on debt.	20%
CUSCUSTOMER TRUST (NPS / GAP NPS)
NPS and GAP NPS are the metrics used to measure our customers' experience. It calculates their willingness to recommend our products and services; as well as the difference in the value obtained compared with our main competitor in the same survey.
It is built through the answer to the following question: How likely are you to recommend the services of Movistar/O2/Vivo to a family member, friend or colleague? (On a scale of 1 to 10, 1 means, I would not recommend; and 10 means I would recommend it). Ratings between 9 and 10 are considered promoters, and between 1 and 6 are considered detractors.
NPS = % Promoters - % Detractors
		15%
SOCIETY TRUST (REP Trak ®)	RepTrak® Pulse is the metric used to measure the reputation (society's perception for Telefónica). It measures the emotional appeal of our brands according to 4 fundamental elements: admiration and respect, esteem, confidence and good impression.	3%
CLIMATE CHANGE (reducing greenhouse gas emissions)	Greenhouse gas (GHG) emissions is the metric used to measure our environmental impact. It is measured through direct and indirect CO2 emissions from our daily activity due to fuel consumption, refrigerant gas leaks and electricity use.
CO2 emission = Activity x Emission Factor
- Activity data: Amount of energy, fuel, gas, etc. consumed by the Company
- Emission Factor: Amount of CO2 emitted to the atmosphere by the consumption of each activity unit.
	For electricity, the emission factor provided by the supplier of this electricity is used and for fuels, the emission factors of the GHG Protocol are used. The electricity emission factor is considered a constant, in order to avoid external influences and only assess internal performance.	1%
GENDER EQUALITY (% of Women in executive positions)	The percentage of women among the managers in the Telefónica Group is the metric used to measure the objective related to Gender Equality. It is measured on the total of the Telefónica Group Managers in the workforce at the end of December. The managers group is defined according to the criteria and processes determined by the People area at a corporate level. Prior to the validation by the Nominating, Compensation and Good Governance Committee, there is a Transparency and Diversity Committee, made up of the Chairman and four members of the Executive Committee, which validates, on a monthly basis, the proposals for appointments from this group to ensure compliance with the measures and policies established in the area of transparency and gender equality.	1%
Throughout the year, the Nominating, Compensation and Corporate Governance Committee monitored such targets set for the Short-Term Variable Remuneration in 2020, payable in 2021.
The aforementioned targets were finally assessed based on the audited accounts for the financial year 2020, according to the following process:
1.The results for the financial year 2020 and the level of achievement of the targets were firstly examined by the Audit and Supervisory Committee, based on the results audited by PRICEWATERHOUSECOOPERS AUDITORES, S.L.
After this examination, the Nominating, Compensation and Corporate Governance Committee determined a proposal for the Short-Term Variable Remuneration that was submitted to the Board of Directors. The Committee also considered the quality of the long-term results and any associated risk in the proposal for variable remuneration.
2.Lastly, the Board of Directors approved the proposal for the Short-term Variable Remuneration submitted by the Nominating, Compensation and Corporate Governance Committee. As a result of the foregoing, and according to that stipulated in recommendation 59 of the Good Governance Code, the Board agreed that the amount to be received by the Executive Directors during the first quarter of 2021, as detailed in the following table and based on the following level of achievement of the targets, would be as follows:

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OBJECTIVES
RESULTS
(% of achievement of objectives vs. target)
Weighting
METRICS
Minimum
Target
Maximum
30%
OIBDA
93.4%
30%
Operating Revenue
96%
20%
Free Cash Flow
113%
10%
Customer Trust (NPS)
100%
5%
Customer Trust (GAP NPS)
125%
3%
Society Trust (RepTrack®)
100%
2%
Climate Change (GHG emmissions)
100%
1%
Gender Equality (% Executive Women)
90.6%
Financial objectives
Objectives linked to customer trust and other ESG objectives

The overall achievement level of the targets corresponds to 89.9% of the weighted payment coefficient. The Short-Term Variable Remuneration target was 180% of the Annual Fixed Remuneration for the Executive Chairman and 150% of the Annual Fixed Remuneration for the Chief Operating Officer.

C. THE LONG-TERM INCENTIVE PLAN 2018-2023
Long-Term Incentive Plan 2018-2023. Accrual of the First Cycle 2018-2021
As explained in section 4.6.6 above, the General Shareholders’ Meeting held in 2018 approved a Long-Term Incentive Plan consisting of providing Telefónica, S.A.’s shares, aimed at Executives of Telefónica that, meeting the requirements stipulated for such purpose from time to time, are invited to participate therein, including the Executive Directors de Telefónica.
The measurement period ended on 31 December 2020 for the targets of the first cycle of the 2018-2023 Plan. The theoretical number of shares assigned, corresponding to the Executive Directors, if 100% of the TSR and Free Cash Flow targets are achieved, was as follows:
•The Executive Chairman: 421,000 shares.
•The Chief Operating Officer: 312,000 shares.
In order to determine the specific number of shares to be delivered at the end of the aforementioned cycle, the Nominating, Compensation and Corporate Governance Committee analysed the level of achievement of each of the two targets.

Metrics	Weighting (%)	Company results	Incentive (%)	Peer group
Relative TSR	50%	At the 75th percentile or above	100%	America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Royal KPN, Millicom, Swisscom, Telenor, TeliaSonera and TIM Brasil
		Median	30%	
		Below the median	0%	
Free Cash Flow	50%	100% of achievement	100%	Not applicable
		90% of achievement	50%	
		Below 90% of achievement	0%

Regarding the Relative TSR, the weighting of which is 50%, Kepler provided the Nominating, Compensation and Corporate Governance Committee with the calculation of Telefónica’s Relative TSR since the beginning of the cycle (2018) until its end (2020), related to the TSR obtained by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., which are included in the comparison group for the purpose of the Plan. The companies included in the comparison group are as follows: America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Royal KPN, Millicom, Swisscom, Telenor, TeliaSonera and Tim Brasil.
Telefónica’s TSR ended up being below the median according to the achievement scale used. Therefore, no right whatsoever was generated to receive shares linked to achieving the Relative TSR target.

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Regarding the Free Cash Flow, the weighting of which is the remaining 50%, the Planning and Supervision Department drew up a report related to the Free Cash Flow generated by the Telefónica Group in each year in the target measurement period (2018, 2019 and 2020), based on the results audited by the Company’s internal and external auditors, comparing it with the value set in the budgets approved by the Board of Directors for each financial year.
The final achievement was considered as the average of the partial annual results obtained and approved by the Nominating, Compensation and Corporate Governance Committee.
The Nominating, Compensation and Corporate Governance Committee has been conducting annual monitoring of the Free Cash Flow and the level of achievement is determined once the report issued by the Planning and Supervision Department has been analysed. In this evaluation work, the Nominating, Compensation and Corporate Governance Committee was supported by the Audit and Supervisory Committee, which provided information about the results audited by the Company’s external auditor.
Considering all the foregoing, the payment coefficient linked to the Free Cash Flow was 100%:
In light of the Relative TSR and Free Cash Flow outcomes, the weighted payout coefficient would be 50%. However, at the meeting held by the Nominating, Compensation and Corporate Governance Committee on 23 February 2021, the Executive Chairman propose to waive his incentive, which he deems appropriate, as a gesture of responsibility towards the society, customers, shareholders and employees of Telefónica and as a prudential measure due to the economic impact derived by COVID-19. The Chief Operating Officer stated the same position.
The Board of Directors, upon the Nominating, Compensation and Corporate Governance Committee’s proposal, accepted their waiver.
D. PENSION PLAN FOR TELEFÓNICA’S EMPLOYEES
The contributions made in 2020 to the “Fonditel B, Fondo de Pensiones” Pension Plan:
•The Executive Chairman: € 6,060.
•The Chief Operating Officer: € 5,377
The contributions made in 2020 to the unit link insurance policy, related to the Pension Plan, taken out with the company Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after merger by take-over of Seguros de Vida y Pensiones Antares, S.A. by Plus Ultra on 31 December 2020), were as follows:
•The Executive Chairman: €126,057.
•The Chief Operating Officer: €66,783.
The Pension Plan for the Executive Directors follows the same scheme and is aligned with the Pension Plan for Telefónica’s employees regarding its terms and conditions and the contribution percentages.
The amount of the vested rights on 31 December 2020 was as follows:
•Mr. José María Álvarez-Pallete López: €310,111 (of which the amount of €164,752 corresponds to the rights generated by the Pension Plan of Telefónica Internacional and the rest Telefónica’s Pension Plan).
•Mr. Ángel Vilá Boix: €331,873 (of which the amount of €22,276 corresponds to the rights generated by the Pension Plan of Telefónica España and the rest Telefónica’s Pension Plan).
The mathematical provision of the unit-link insurance policy on 31 December 2020 was as follows:
•Mr. José María Álvarez- Pallete López: €781,987.
•Mr. Ángel Vilá Boix: €365,185.
It is recorded that the development of the accumulated funds is related to both the contributions and their revaluation.
Additional information can be found about the features of the Pension Plan for employees in section 4.6.6 of this report.
E. REMUNERATION IN KIND
In this respect, the Executive Directors receive the following benefits:
•An insurance policy for general health and dental coverage.
•A life insurance policy with coverage for death and disability.
The cost of this remuneration in kind amounted to €25,944 in 2020 for the Executive Chairman and €27,559 for the Chief Operating Officer.
In addition, the Executive Directors are provided with a company vehicle, in line with the general policy applicable to the Company’s Senior Executives.
Telefónica has also taken out a third party liability policy (D&O) for directors, executives and other staff with similar

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duties in the Telefónica Group, with the customary terms and conditions for this type of insurance.
F. EXECUTIVE BENEFITS PLAN
As explained in section 4.6.6 above, there is currently no vesting of economic rights in favour of the Executive Directors. In the case of legislative amendments on this matter, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee, the Board of Directors could make the appropriate adjustments.
In addition, if any severance pay is received due to the termination of the employment relationship, this will be incompatible with the being granted any economic right whatsoever linked to this Plan.
The contributions in 2020 to the benefits plan were as follows:
•The Executive Chairman: €540,968.
•The Chief Operating Officer: €487,840.
The expected rights on 31 December 2020 were as follows:
•Mr. José María Álvarez-Pallete López: €9,389,409.
•Mr. Ángel Vilá Boix: €7,169,750.
Further information:
•Malus and clawback clauses: These clauses were not applicable in the financial year 2020.
•During the financial year 2020, the Executive Directors did not receive nor accrue any payment for early termination or termination of their contracts, or advances, loans or guarantees, remuneration from other companies in the Group or payments made by Telefónica to a third party to which the Directors provide services, or any other remuneration item apart from the ones already mentioned.
•The terms and conditions of the Executive Directors’ contracts in 2020 were the same as those described in section 4.6.6 of this report.
Remuneration of the directors in their positions as such
The remuneration payable to the Directors in their positions as such is according to the same scheme as the one described in section 4.6.7 of this report and the one applied in previous financial years.
In this respect, as explained in the previous section 4.6.8, the Executive Chairman waived payment of €240,000, as Chairman of the Board of Directors, and €80,000 as Chairman of the Executive Committee.
Non-Executive Directors also receive the remuneration to which they are entitled for belonging to certain Management Decision-Making Bodies of some Subsidiaries and affiliates of Telefónica.

According to the foregoing, the aggregate remuneration for the items in 2020 was as follows:

	2020	2019
Fixed amount due to being a member on the Board, Executive Commission and Advisory or Supervisory Committees	€2,754,534	€2,662,401
Fees for attending the meetings of the Advisory or Supervisory Committees	€248,000	€212,000
Remuneration for being a member on certain Management Decision-Making Bodies of some subsidiaries of Telefónica	€547,645	€566,714
During the financial year 2020, the Directors in their positions as such did not accrue payments for early termination or termination of their contracts, or advances, loans or guarantees, or payments made by Telefónica to a third party to which the Directors provide services, or any other remuneration item apart from the ones already mentioned.
The individual amounts per director are provided in the statistical annex attached to this Report.
4.6.9. Alignment of themuneration system with the risk profile
Telefónica’s Remuneration Policy has the following features that enable its exposure to excessive risks to be reduced and adjustment to the Company’s long-term targets, values and interests:
Adopting measures related to the staff categories whose professional work has a significant impact on the Company’s risk profile
•The Nominating, Compensation and Corporate Governance Committee supervises the examination, analysis and application of the remuneration policy of the professionals whose work could have a significant impact on the Company’s risk profile.
•There is no guaranteed variable remuneration.
•The variable remuneration is only payable after the date the relevant annual accounts have been drawn up, once the achievement level of the operating and financial targets can be determined.
•As part of the process to evaluate the variable remuneration, the Nominating, Compensation and Corporate Governance Committee considers the quality of the long-term results and any other related risk.
•The design of the Long-Term Incentive Plans, each one with three-year cycles, means that the results of each year are interrelated. It therefore acts as a catalyst for alignment with the Company’s long-term interests and cautious decision-making.

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•The Nominating, Compensation and Corporate Governance Committee is authorised to propose cancellation of payment of the variable remuneration to the Board of Directors under certain circumstances. In addition, the company has included some malus and clawback clauses in the Long-Term Incentive Plan 2018-2023, approved by the General Shareholders’ Meeting held in 2018. In this regard, the detailed information can be found in section 4.6.6 of this Report.
The new Remuneration Policy that will be submitted for approval at the General Shareholders’ Meeting in 2021 will propose standardising the malus and clawback clauses so that they are applicable to any variable remuneration component. In this respect, the possibility will be included to (i) partially or fully cancel the variable remuneration pending payment (malus) and/or (ii) partially or fully recover any variable remuneration component within twenty-four (24) months after payment thereof (clawback), when certain exceptional situations arise that affect the company’s results or are related to the Executive Director’s inappropriate conduct.
•The Company’s Audit and Supervisory Committee takes part in the decision-making process related to the short-term variable remuneration (bonus) of Executive Directors by verifying the economic-financial and non-financial information that may be part of the targets set for the purpose of such remuneration, as this Committee must first verify the Company’s results as the basis for calculating the relevant targets.
•The Nominating, Compensation and Corporate Governance Committee is composed of 5 members, two of them are also members on the Audit and Supervisory Committee. The fact that these Directors are members of these two Committees ensures that the risks related to remuneration are taken into account in the discussions held by both Committees and in their proposals submitted to the Board, both in the determination and assessment process of the annual and multiannual incentives.
•According to the new Remuneration Policy that will be proposed, the Board of Directors, based on a proposal made by the Nominating, Compensation and Corporate Governance Committee, is authorised to agree on the possible revaluation or modification of the remuneration linked to the results if there are significant internal or external changes that mean they need to be reviewed.
•Regarding the measures required to avoid conflicts of interest by the directors, according to the provisions in the Spanish Capital Companies Act, the Regulations of Telefónica’s Board of Directors includes a series of obligations related to its duties of loyalty and to avoid situations of conflict of interest. Moreover, the Nominating, Compensation and Corporate Governance Committee’s Regulations determine that one of its duties is to ensure that possible conflicts of interest do not harm the independence of the external advice provided to the Committee.
Consistency with the Company’s strategy and focus on achieving results in the long-term
•The design of the remunerative policy, consistent with the Company’s strategy and aimed at obtaining long-term results, is as follows:
a.The total remuneration for the Executive Directors and Senior Executives consists of various remunerative components, mainly composed of the following: (i) fixed remuneration, (ii) short-term variable remuneration and (iii) long-term variable remuneration. In the case of the Executive Directors, under normal conditions, this long-term component has a weight of no less than 30% of their total remuneration in a scenario of standard achievement of targets (fixed + short-term variable + long-term variable).
In 2020, the weight was lower because, as a gesture of responsibility towards the society, customers and employees of Telefónica due to the economic impact caused by COVID-19, it was decided that the assignment value in the third cycle of the Long-Term Incentive Plan 2018-2023 would be 50% lower than in previous cycles. This implied a reduction in the total remuneration (considered, for these purposes, as Fixed Remuneration, Short-Term Variable Remuneration and annualised Long-Term Incentive) of approximately 20% for the Executive Directors.
b.Llong-term variable remuneration plans are part of a multi-annual framework in order to ensure that the assessment process is based on long-term profits and that the company’s underlying economic cycle is taken into account. This remuneration is allocated and paid in the form of shares based on the creation of value, so that the Executives’ interests are in line with those of the shareholders. In addition, they are overlapping cycles that generally follow one another indefinitely over time, with a permanent focus on the long-term in all decision-making.
c.Pursuant to the new Remuneration Policy, once the shares of the Long-Term Incentive Plan 2021-2026 have been assigned, 100% of the shares provided, within the scope of the Plan, to the Executive Directors and other members determined by the Board of Directors will be subject to a retention period of two years. In addition, if an Executive Director does not fulfil the commitment to permanently hold the shares, the retention period of the shares that, if any, they receive due to any variable remuneration component will be increased up to 3 years.
•A suitable balance between the fixed and variable components of the remuneration: Executive Directors have a variable remuneration scheme that is fully flexible, which includes a minimum threshold below which no incentive is payable. The short-term and long-term variable remuneration percentage can be relevant in the event of maximum achievement of the targets. In any case, such percentage with respect to the total remuneration

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(considered as the Fixed Remuneration, Short-Term Variable Remuneration and annualised Long-Term Incentive) will not exceed 85%.

4.6.10. Remuneration of members of Senior Management (non-Directors)
•See Annex II (Remuneration to the Board and Senior Management) of the Consolidated Annual Accounts of Telefónica corresponding to fiscal year 2020.

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4.7. Risk Control and Management Systems
See chapter 3 ("Risks") of the 2020 Consolidated Management Report of Telefónica, S.A.

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4.8. Internal Risk Control and Management Systems in relation to the Financial Information System (ICFR)

4.8.1. Control Environment
Responsible bodies
The Board of Directors is, in accordance with Laws and the Bylaws, the highest administrative and representative body of the Company, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.
Telefónica’s Board of Directors is ultimately responsible for the supervision of the Company’s internal information and control systems, including the Internal Control System for Financial Information (ICFR).
The Bylaws and Regulations of the Board of Directors of the Company state that the primary duty of the Audit and Control Committee of Telefónica, S.A. shall be to support the Board of Directors in its supervisory duties, highlighting, among others, the following powers:

i.Submitting to the Board of Directors proposals for the selection, appointment, re-election and replacement of the external auditor, being responsible for the selection process in accordance with the provisions of the Law, as well as the conditions of their engagement, and regularly collecting information from the auditor regarding the audit plan and its execution, in addition to preserving its independence in the exercise of its functions.
ii.To supervise the internal audit, ensuring the proper functioning of the information and internal control systems which will functionally report to the Chairman of the Audit and Control Committee and, in particular:
a.Ensure the independence and effectiveness of the internal audit function;
b.Propose the selection, appointment and removal of the head of the Internal Audit service;
c.Propose the budget for that service.
d.Approve the guidelines and the annual work plan, ensuring that its activity is mainly focused on relevant risks (including reputational risks).
e.Review the annual activity report.
f.Receive periodic information on its activities, the execution of the annual work plan, including possible incidents and limitations as and when they occur in its development as well as on the results and monitoring of its recommendations; and
g.Verify that senior management takes into account the conclusions and recommendations of its reports.
iii.Supervise and evaluate the process of preparation, presentation and completeness of the mandatory financial information regarding the Company and the Group, and submit recommendations and proposals to the Board of Directors aimed at safeguarding integrity. In relation to this, it is responsible for supervising:
–The correct design and operation of the controls on the breakdown and the procedures of the process for preparing the financial information, revealing any material information regarding that reporting process of the Group.
–The environment of internal control over the financial reporting, with the objective of providing, faced with third parties, reasonable assurance regarding the reliability in the process for reporting and preparing the financial information according to accounting standards.
–Any significant change that affects the internal control system of the financial reporting process in a material way, and which has occurred during the annual assessment period.
–Compliance with regulatory requirements, adequate delimitation of the consolidation perimeter, and the correct application of the accounting criteria, giving account to the Board of Directors.
iv.Supervise and evaluate the process of preparation, presentation and integrity of the mandatory non-financial information of the Company and the Group and to present recommendations and proposals to the Board of Directors with the intention of safeguarding its integrity. In this regard, it will review compliance with the regulatory standards, the appropriate delimitation of the scope of consolidation, reporting to the Board of Directors.
v.Ensure that the annual accounts presented by the Board of Directors to the General Shareholders’ Meeting are prepared in accordance with accounting standards. Notwithstanding the foregoing, in cases in which the Auditor has included any exceptions in its audit report, the Chairman of the Audit and Control Committee shall clearly explain the Committee’s opinion on its content

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and scope at the General Meeting. Similarly, a summary of this opinion will also be made available to shareholders at the time of the publication of the call of the General Meeting.
vi.Supervise the effectiveness of the Company’s internal control, in particular, ensuring that the policies and systems established in the field of internal control are effectively implemented in practice, as well as the internal audit and the financial and non-financial risk management and control systems relating to the Company and the Group (including operational, technological, legal, social, environmental, political, reputational or corruption-related risks); as well as discuss with the Account Auditor the significant design and operating weaknesses of the controls over financial information reporting detected in the development of the audit, and do all of this without breaking their independence. For those purposes, where applicable, it may submit recommendations or proposals to the Board of Directors and the corresponding deadline for their follow-up. With regard to this, the Board of Directors is responsible for proposing the Policy on Risk Control and Management, which will identify, at least:
a.The various types of financial and non-financial risks (including operational, technological, legal, social, environmental, political and reputational risks, including those related to corruption) faced by the Company, including among those classed as financial or economic risks, contingent liabilities and any other off-balance sheet risks.
b.A risk control and management model based on various levels, which will include a specialised risk committee where sectoral rules so provide for it or where the Company deems it appropriate.

c.Setting of the risk level which the Company considers acceptable.

d.the planned measures for mitigating the impact of the identified risks should they materialise; and

e.The internal control and reporting systems to be employed to control and manage those risks, including contingent liabilities and any other off-balance sheet risks.

vii.Supervise the risk management and control department, which will perform the following duties:
a.Ensure the proper functioning of risk control and management systems and, in particular, that all significant risks affecting the Company are appropriately identified, managed and quantified.

b.Actively participate in the development of the risk strategy and in major risk-management decisions; and

c.To ensure that the risk control and management systems adequately mitigate the risks within the framework of the policy defined by the Board of Directors.

viii.Establish and supervise a mechanism that allows employees and other people related to the Company, such as directors, shareholders, suppliers, contractors or subcontractors to communicate, confidentially and anonymously, any potentially important irregularities, including financial and accounting ones, or of any other nature, related to the Company, that they may notice within the Company or its Group, whilst respecting the rights of the whistleblower as well as of the person being reported.
ix.Establish and maintain the opportune relations with the Account Auditor to receive information on those issues that may be a threat to the independence of the Auditor, for examination by the Committee, and any other related to the process of developing the audit of accounts, and, when applicable, the authorization of services other than those prohibited, in the terms stated in the applicable legislation, as well as other communications expected in the legislation on audit of accounts, and in the auditing standards. In any case, the Audit and Control Committee shall receive annually from the Account Auditor the declaration of its independence in relation to the Company or entities linked to it directly or indirectly, as well as the detailed and individualized information of the additional services of any type provided and the corresponding fees received from these entities by the aforementioned Auditor, or by the persons or entities linked to them in accordance with the provisions of current regulations.
x. On an annual basis, prior to the issuance of the account audit report, issue a report expressing an opinion on whether the Account Auditor's independence is compromised. This report must conclude, in any case, on the reasoned assessment of the rendering of each and every one of the additional services referred to in point vi above, individually considered and as a whole, other than the legal audit and in relation to the independence regime or with the regulations governing the activity of the account audit.
xi. To preserve the independence of the Accounts Auditor in the performance of their duties and, in this regard: (i) in the event of the Accounts Auditor resigning, to examine the circumstances that may have led do it; (ii) to ensure that the remuneration of the Auditor for their work does not compromise their quality or independence; (iii) to supervise that the Company notifies the change of auditor through the National Securities Market Commission and accompanies it with a statement on any possible existence of disagreements with the outgoing auditor and, if so, to disclose the details; (iv) to ensure that the Auditor holds an annual meeting with the Board of Directors in order to report it on the work performed and on the evolution of the Company's accounting and risk situation; and (v) ensure that the Company and the Auditor comply with current

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regulations on the provision of non-audit services, the limits on the concentration of the auditor's business and, in general, other regulations on auditor independence.

xii. Analyse and report the economic conditions, the accounting impact and, if applicable, the exchange ratio proposed for the operations of structural and corporate modifications that the Company plans to carry out, before being submitted to the Board of Directors.
xiii. Inform, in advance, the Board of Directors, on all matters stated in the Law and the Bylaws, and, in particular, on:
1.The financial information that the Company must periodically publish;

2.The creation or acquisition of participations in special purpose entities or domiciled in countries or territories that are considered tax havens; and

3.Operations with related parties.

xiv. Supervise the application of the general policy relating to the communication of economic-financial, non-financial and corporate information, as well as communication with shareholders and investors, voting members and other stakeholders, monitoring the way in which the Company communicates and relates to small and medium-sized shareholders, in all aspects which fall within the responsibilities of this Committee.

xv. Exercise, with regard to companies of its Group which are considered Public Interest Entities (as they are defined in the current legislation) as approved by the Board of Directors, provided that they are fully owned, directly or indirectly, by the Company, in accordance with the provisions of current legislation, and which are not attributed to a Board of Directors, all the functions of the Audit Committee contemplated at any time by current legislation.

The provisions above are understood without prejudice to the regulations governing the audit of accounts.
According to the Regulation of the Board of Directors, the periodicity of the sessions of the Audit and Control Committee must be, at least, quarterly. In practice, the Committee meets, approximately, thirteen times a year.
In order to perform this supervisory function, the Audit and Control Committee has the support of the entire Company Management, including Internal Audit, which sets up as an independent area in the management of the Company, which supports the Audit and Control Committee in its competencies on assurance, risk management, and the internal control system. For this purpose, Internal Audit applies a systematic and disciplined approach by the following main lines of action:
•Coordination and review of the consistency of the Internal Regulation Framework of the Telefónica Group;
•Coordination and supervision of the Risk Management
System;
•Ongoing audit activities;
•Supervision of controls on fund outflows;
•Specific reviews or audits on the Company processes. Among these activities, the following, at least, are included:
a)Assessment on the internal control over financial reporting, required by the Sarbanes-Oxley Act of 2002, to companies listed in the United States of America which also serves to cover the assessment on the System for the Internal Control over financial reporting (ICFR) for companies listed in Spain.
b)Audits on the efficiency and effectiveness of the design and execution of the controls in processes, including the preparation and reporting of non-financial information; and
c)Other audits and compliance reviews across the Telefónica Group.
•Specific reviews or audits both on the operating and the functionality and design, as well as on the security of technologies, in elements of the four technological platforms of the Group: (1) Network infrastructure and assets, (2) infrastructures and assets of the Information Systems, (3) Products and Services, and (4) Big Data and “4th Platform for data”, as well as over cybersecurity controls of the Group, both at the external and internal perimeter of the mentioned technological platforms.
•Audits related to facts reported through the Whistleblowing Channel, including, where applicable, the identification of improvements in the design of internal controls in the processes analysed during these tasks.
•Perform other specific audits or reviews, of interest for the Board of Directors or the Management of the Company.

All the different areas and functional units of the Telefónica Group are relevant for the internal control over financial reporting (ICFR), the Finance and Control area playing a key role, as they are responsible for preparing, maintaining and updating the different procedures that govern their operations, these procedures identify the tasks to be carried out, as well as the persons in charge for executing these tasks.
Departments and/or mechanisms in charge of: (i) the design and review of the organisational structure; (ii) defining clearly the lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) sufficient procedures so this structure is communicated effectively throughout the Company.
The People Management department carries out the

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deployment of the organisational structure in the respective fields within the framework of the decisions taken by the Board of Directors of the Company.
The financial-accounting information system in the Telefónica Group is regulated through several manuals, instructions and internal rules and regulations, internally made available, the most noteworthy of which are the following:
•Corporate Regulation on the Recording, Communication and Control of Financial-Accounting Information of the Telefónica Group, which sets out the basic principles of the financial-accounting information system of the Group, as well as the procedures and mechanisms in place to supervise this system.
•Manual of Accounting Policies, which includes the accounting standards applicable to the reporting of the companies of the Telefónica Group for the preparation of the consolidated financial information. The Manual of Accounting Policies is based on IFRS (International Financial Reporting Standards), specifically, on the set of regulations and interpretations in force published by the IASB at all times
•External audit and reporting instructions, which are published on a quarterly basis and have as purpose to establish the procedures and calendar to be followed by all the Companies of the Telefónica Group and by their external auditors (in the case of external audit only for the purposes of calendars and reports to be issued) in the reporting of the financial-accounting information and results of the external audit processes at the closing of each period in order to comply with the legal and informational obligations of the Telefónica Group both in Spain and in the rest of the countries where the shares of the Group companies are listed.
•Manual for the Filling in of the Consolidation Reporting of the Telefónica Group, which is updated, at least, annually and establishes specific instructions to fill in the reporting forms necessary for the preparation of consolidated annual accounts and interim consolidated financial information.
•Annual calendar of financial-accounting information, applicable to all Telefónica Group companies to establish from the start of the year the monthly deadlines for reporting the financial-accounting information.
•Corporate Accounting Plan ("PCC"), which consists of the following documents: a) Table of accounts; b) Manual of definitions and Accounting Relations; and c) Auxiliary tables. The PCC intends to homogenise the sources of financial information included in the accounts of the companies of the Telefónica Group.
•Corporate Regulation on Intragroup Operations, mandatory for all companies in the Telefónica Group, and whose purpose is to recast in a specific regulation the mandatory compliance criteria with regard to the accounting recording and payment of transactions between companies in the Group.
Code of conduct, approving body, dissemination and instruction degree, included principles and values (stating whether there are specific mentions to the recording of operations and the preparation of financial information), body in charge of analysing non-compliance and proposing corrective or disciplinary actions.
With regards to the Code of Conduct, the Board of Directors of Telefónica approved the Business Principles, that are applied in a homogeneous manner in all countries where the Telefónica Group operates and apply to all its employees (the Business Principles affect at all levels of the organisation, directors and non-directors) and they include commitments in matters of privacy and security, compliance and fiscal transparency, responsible communication and protection of minor stockholders, among others.
The Business Principles emanate from three basic values: integrity, commitment and transparency, which are essential values to foster the trust relationship that Telefónica wants to have with its groups of interest.
Regarding the financial information, the following principles are set: :
•Transparency of the information: we shall provide, immediately and without discrimination, all the relevant information. We are aware of the importance for all our groups of interest to share true, complete, timely and clear information in the reports registered with the relevant Supervising Bodies of the Securities Markets, as well as in other public communications of the Company.
•Privileged Information: we abstain from using, in our own profit or that of third parties, any privileged information, safeguarding the confidentiality and establishing the controls and processes legally required by the Supervising Bodies of the Securities Markets in all the actions related to these markets.
The Business Principles are available for all employees at the Intranet, there are procedures to update, monitor adherence to and disseminate these Business Principles in the Telefónica Group. Likewise, training programmes are also periodically established to ensure employees are aware of these principles.

In this regard, Telefónica has a Corporate Policy on the Comprehensive Discipline Program that aims to define the basic principles of the Group's disciplinary system and that provides that all employees must receive a homogeneous, objective, proportional and non-arbitrary treatment, without prejudice to and with absolute respect for the legislation and other regulations that are applicable in each case to the Group companies in the different countries in which it operates.

Telefónica has the Business Principles Office, composed of senior representatives from the areas of Corporate Ethics

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and Sustainability, General Secretariat and Regulation, People Management, Internal Audit, Operations, Purchasing, Compliance, Security, Communication, Telefónica Tech and Telefónica Infra. This Office monitors the responsible Business Plan and reports to the Sustainability and Quality Committee, through the head of Corporate Ethics and Sustainability. Among the responsibilities of this Office, the following stand out:

•Ensure that Telefónica develops its business in an ethical and responsible manner, through the monitoring and implementation of the Responsible Business Plan. The Responsible Business Plan of the company includes objectives and projects related to the ethical and responsible management of the company, the respect for Human Rights, the Customer Promise, our commitments regarding Privacy, Freedom of Expression and Information, Security, ethical management of Artificial Intelligence and responsible management of technology, a sustainable management of the Supply Chain, the Climate Change and Environment strategy, the promotion of Diversity, the safety and welfare of our employees and a business strategy focused in generating products and services that contribute to addressing the great social and environmental challenges of society (sustainable innovation).
•Propose and supervise initiatives and measures that contribute to compliance with the Business Principles in the Group.
•Analyse any matter or proposal that takes place in the Group that could represent a risk for the compliance with the Business Principles and associated policies.
On a different issue, in case of being aware of any conduct which contravenes what is established by the Law, by the Business Principles or by other valid internal regulations, after proper analysis, disciplinary measures will be applied in accordance with the regime established in the applicable labour legislation, distinguishing between minor, serious and very serious sanctions, depending on the circumstances.
Telefónica also has an “Internal Code of Conduct" for matters relating to Securities Markets, last modified on 16th December 2020, which sets out the general guidelines and principles of conduct to be followed by persons affected by securities and financial instrument operations issued by the Company or its subsidiary Companies.
Whistle-blowing channel, which enables to inform the Audit and Control Committee about any irregularities of a financial and accounting nature, as well as eventual breaches of the code of conduct and irregular activities in the organisation, informing, where applicable, about a confidential nature and whether it allows for anonymous communications, respecting the rights of the whistle-blower and the reported party.
With regard to the whistle-blowing channel, as specified in
Article 22 of Telefónica, S.A.'s Regulations for the Board of Directors, and in Article 4 of Regulation for the Audit and Control Committee, this Committee has as competency: "establishing and supervising a mechanism that allows employees and other people related to the Company, such as Board Members, shareholders, suppliers, contractors or subcontractors to communicate, in a confidential and anonymous manner, respecting the rights of the whistle-blower and the reported party, irregularities of potential significance, including financial and accounting ones, or of any other nature, related to the Company, detected within the Company or its Group.”
The Telefónica Group has a Policy of Management of the Whistleblowing Channel where the bases of the management of the Whistleblowing Channel of the Telefónica Group are set, through which employees, directors and Board members of the Telefónica Group can communicate confidentially and, where appropriate, anonymously, any information they become aware of, by any means -formal or not- about the existence of any possible irregularity, any act contrary to legality or internal regulations, also including eventual irregularities referring to accounting matters, issues related to auditing and/or aspects related to the internal control over financial reporting, in compliance with section 301 of the Sarbanes-Oxley Act, of 2002, of the United States of America and other regulatory requirements in this sense.
When managing the Whistleblowing Channel it is mandatory to apply the confidentiality principles to data provided and declarations made, and also the principles of respect and legal basis; so that any decision adopted after receiving a complaint will be reasoned, proportionate and will consider the circumstances of the facts denounced, always with full respect to the rights and the due guarantees for the whistle-blower and the persons affected, if any.
In listed Companies, the Audit and Control Committee of the Board of Directors of the corresponding company, through Internal Audit, where appropriate, is informed both about complaints regarding matters related to accounting aspects, to audit issues, to internal controls over financial information and / or all those issues referred to in the Sarbanes-Oxley Act, including any fraud, material or not, that affects the Management, or any other employee of the listed Company, who has a relevant role in the internal control of the financial information reporting process, and it is also informed about the result of the managing derived from the audit of these cases.
Internal Audit periodically informs the Audit and Control Committee about the activity related to the Whistleblowing Channel. In this sense, this Audit and Control Committee receives periodic information on all relevant complaints received in the Group, and in particular, on complaints related to deficiencies in internal control over financial reporting, if applicable.

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Periodic training and updating courses for personnel involved in the preparation and review of financial information, as well as ICFR assessment, which cover, at least, accounting rules, auditing, internal control and risk management.
The Consolidation and Accounting Polices Area develops specific training actions, as well as updating seminars addressed to all personnel in the financial areas and other affected areas of the Group (Tax, M&A, etc.), with the aim of making known those changes which, from an accounting and financial point of view, are relevant for the preparation of the consolidated financial information. This Area also publishes updated Information Bulletins on IFRS (International Financial Reporting Standards) where to present a summary of the main changes in accounting matters, as well as clarifications on various aspects that may arise in this matter.
The Telefónica Group has also a training platform included in the corporate People management tool, which includes both a Finance School, with specific knowledge and updating programs in financial information matters and an internal control training program that includes training related to auditing, internal control and risk management.
In addition, it should be noted that based on the relevance of any new accounting developments, the staff of the departments involved in financial reporting attend (when possible and/or necessary) technical sessions given by external companies, related to the main developments in accounting.
Finally, in 2007, the Corporate University of Telefónica “Universitas Telefónica” started its activity, with the objective of contributing to the Telefónica Group’s progress through the ongoing development of its professionals. All the programs in the training offer of the University of Telefónica are based on the development of the corporate culture, the business strategy and management and leadership competences.
4.8.2. Risk Assessment of Financial Information
Main characteristics of the risk identification process.
Given the width of the universe of processes with impact on financial reporting at the Telefónica Group, a model has been developed to select the most significant processes based on applying the so-called Scope Definition Model, which is a part of the Audit Methodology on the Internal Control over Financial Information. This model is applied to the financial information reported by subsidiaries and associate companies. The model selects the significant accounts, i.e., those accounts with the largest contribution to the Group's consolidated financial information and, subsequently, identifies the relevant processes which generate the information of those accounts. Once the relevant processes have been identified, an analysis is made on those processes that have a more relevant impact on significant accounts, reviewing the effectiveness of the design and operating of the key controls which address the main associated risks or “objectives of financial information” (also named financial premises).
The aforementioned procedure for identifying and reviewing the key controls covers the objectives of the financial information (also named financial premises) of accuracy, valuation, integrity, cut-off of operations, existence / occurrence, presentation and comparability, as well as breakdown, and rights and obligations. This identification of the key controls, aimed at addressing the aforementioned financial premises of the significant accounts and relevant processes in scope, is carried out annually, verifying during the period that no event has taken place so as to determine a modification thereof.
With regard to the process for identifying the company perimeter, the Finance and Control Office carries out, in a periodic manner, an update on its consolidation perimeter, verifying additions and removals of companies with the legal and financial departments of the different companies which are part of the Group, including the corporate departments.
Telefónica constantly monitors the most significant risks that could affect the main companies that make up its Group. For that purpose the Company has a Risk Management Corporate Model based on COSO (Committee of Sponsoring Organizations of the Treadway Commission). It is implemented in a homogeneous manner in the main operations of the Group, so that the persons responsible for the Company, in their field of action, carry out a timely identification, assessment, response and monitoring of the main risks. Telefónica’s risk management is integrated into the planning process and is aligned with the Company’s strategy, in line with the requirements of COSO ERM 2017, “Enterprise Risk Management - Integrating with Strategy and Performance”.
The process for the control and management of risks takes as a reference starting point the strategy and objectives of the Company, as a basis for the identification of the main risks that might affect its attainment. Once identified, the risks are assessed in a qualitative and/or quantitative manner with a view to prioritising their monitoring and response to them, either through mitigation plans or through actions to avoid or transfer those risks.
In order to have an integral model, oriented to the needs and the own configuration of the Group, the Model of Telefónica considers a risk assessment with four complementary perspectives: Top-down, Bottom-up and cross (in projects and by processes).
According to this Model, and based on the references and practices recognised in risk management, four risk categories have been defined:
•Business: risks related to the sector and especially to the Company’s strategy, such as adaptation to the customer’s mentality, technological innovation, competition, the regulatory framework, privacy, as well as those arising from events affecting the sustainability and reputation of the Company.

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•Operational: risks derived from events caused by the inadequacy or failures from the networks or computing systems, security, customer service, human resources, as well as operating management.
•Financial: risks derived from adverse movements in the economic environment or in financial variables, and from the inability of the Company to face its commitments or to liquidate its assets, including tax issues.
•Legal and regulatory compliance: risks related to litigation and regulatory compliance, including compliance with anti-corruption legislation.
The Board of Directors of Telefónica, S.A., through the Audit and Control Committee, is the entity’s governing body that supervises the process, as defined in Article 22 of the Regulation of the Board of Directors of Telefónica, S.A.
4.8.3. Control Activities
Procedures for reviewing and authorizing the financial information
The Board of Directors of Telefónica, S.A. approved, on December 16, 2020, an update of the "Regulations Governing Disclosure and Reporting to the Markets" (RCIM). This regulation regulates the basic principles of functioning of the financial disclosure control processes and systems for reporting economic-financial, non-financial and corporate information, through which to aim at guaranteeing that the Company’s relevant or privileged information is known by the markets, investors and other stakeholders, thus maximising the disclosure and quality of this information, and ensuring that the mechanisms required to perform regular evaluations of the functioning of these processes and systems are established.
On a quarterly basis, the Consolidation and Accounting Polices Department which forms part of the Finance, Control and Corporate Development Department) of Telefónica submits to the Audit and Control Committee the periodic financial information, highlighting the main events occurred and the accounting criteria applied in its preparation, clarifying those aspects of major importance occurred during the period
Likewise, the Telefónica Group has documented economic-financial processes in place which enable that the criteria for preparing financial information are common, both in the companies of the Group and in those activities that are outsourced, if any.
Likewise, the Company follows documented procedures for preparing the consolidated financial information, so that the persons responsible for the different areas involved verify this information.
Additionally, in accordance with internal regulations, the Executive Chairmen or Chief Executive Officers and the Finance Directors of the companies of the Group must submit to the Consolidation and Accounting Policies Office an annual certificate stating to have reviewed the financial information presented, stating that the financial statements submitted represent faithfully, in all their relevant aspects, the financial situation, results and liquidity situation, and, additionally, that there are not known significant risks to the business or unhedged risks which might have a significant incidence on the equity and financial position.
In relation to the accounting closing procedure, the Consolidation and Accounting Polices Office issues the reporting and external audit instructions (in the case of external audits, only for the purposes of schedules and reports to be issued) for the closure of each period, which shall include the content, procedures and schedule to be followed by the departments and companies of the Telefónica Group as well as investee entities through joint control agreements (joint ventures and operations) or material entities over which it exercises significant influence and through its external auditors in the reporting of the financial-accounting information and the results of the external audit processes.
The specific review on relevant judgments, estimates, valuations and projections is carried out by the Consolidation and Accounting Polices Office, to identify critical accounting policies to the extent that they require the use of estimates and value judgements. In these cases, the Consolidation and Accounting Polices Office establishes, likewise, the necessary operational coordination actions with the rest of the units in the Telefónica Group in their specific fields of action and knowledge, prior to presenting them to the Audit and Control Committee. The most relevant ones are dealt with by the Audit and Control Committee and Senior Management defines the presentation format in the annual accounts, prior to approval by the Board of Directors.
Finally, Internal Audit, within its annual audit plan, among other actions, establishes annually work plans to assess the model for internal control over financial reporting of the Telefónica Group, in line with the above stated. That is, the Internal Audit plans include the review on the design and operability of the controls on the breakdown and reporting of financial information, as well as the assessment of the internal control system of the mentioned process for the preparation of financial information, and the review of any significant modification, during the annual assessment period, that could materially affect the Group's internal control system on the process for the preparation of the consolidated annual accounts.
Internal control policies and procedures on information systems
The Global Security Policy considers an integral concept of the physical and operational security of human resources the information, technologies, cybersecurity, and material resources that support them as fundamental assets, with the purpose of guaranteeing corporate protection against potential damage or eventual losses. For this reason, guaranteeing the Group security is considered an essential aspect in the strategy of Telefónica and an essential enabler of the organisation ’s activity.
With the approval of this Policy, the Board of Directors

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expresses its determination and commitment to reaching a level of security that is adequate to the needs of the business and that guarantees the protection of the assets in a homogeneous way in all the companies of the Telefónica Group.
In this context, the Global Digital Security Office is responsible for the definition and promotion of the implementation of Security Policies and Standards in the Telefónica Group, understanding Security as an integral concept. These Policies and Standards aim at preserving the assets and protecting the strategic interests and objectives of the Telefónica Group, both in its vertical organisation (including its business units) and in its cross-cutting dimension (including its four technological platforms: (1) Network infrastructure and assets, (2) Infrastructures and assets of Information Systems, (3) Products and Services, and (4) Big Data and 4th Platform for data); With them, the confidentiality and integrity of the assets, interests and objectives of the Telefónica Group that are strategic is guaranteed, protecting them, as well, from potential actions that might affect their availability, damage their value, alter their contents, reduce their efficiency or affect their operability. The Global Digital Security Office is also in charge of measuring the level of implementation of the Security Regulations Framework on the assets and processes of the four technological platforms mentioned above and in charge of supervising the status of security on an ongoing manner.
The Telefonica Group’s Global Directorate for Networks and Information System, is responsible for the technological strategy of both the Network and the Information Systems for the Group's 4 main markets, defining the strategy and technological planning, as well as its evolution and ensuring compliance with the quality of service, cost and security conditions required by the Group. Among its various functions are the definition of Systems and Networks that improve the efficiency, effectiveness and profitability of the Group's processes. For operators in Latin America, these same functions are assumed and carried out by the Network and Information Systems Department of this segment.
The security activities developed by organisational structures, responsible for assets and employees for the four technological platforms defined above will be governed by the principles of legality, efficiency, co-responsibility, cooperation, and coordination. The adequate mechanisms must be established to foster them, conduct them, control them and improve them.
•Principle of Legality: ensure the necessary compliance with all laws and regulations in matters of Security, both national and international, valid at any given time in any of the territories where the Telefónica Group operates.
•Principle of Efficiency: in order to reach the required level of Security in an efficient manner, the anticipatory and preventive nature of actions must be ensured. For this purpose, knowledge of potential threats must be privileged and potential risks must be analysed, as part of an intelligence process where to identify and understand the most relevant threats that affect the organisation. The objective is to get ahead of their action and evolution, and to safeguard the Telefónica Group's global organisation from their potential harmful effects and mitigate the damages from those risks down to an acceptable level for the business.
With the aim of reaching a homogeneous level of security, a Global Security Regulations Framework is defined, which will take into account the analyses of risks and threats as well as the setting of precise protective or corrective prevention measures.
Likewise, strategic plans will be conceived and prepared so that they enable to identify and prioritise the projects and budgets necessary for reaching the adequate levels of Security and Auditability, minimising the security risks identified in the corresponding analyses, and maximising the effectiveness of the investment and the resources used.
•Principle of Co-responsibility: users must preserve the Security of the assets that Telefónica makes available to them, in line with the security criteria, requirements, procedures, and technologies defined in the Security Regulations Framework, as well as in line with the applicable laws and regulations in this matter. At the same time, users must exclusively use the assets for the performance of activities that correspond to their workstation and assigned tasks.
•Principle of Cooperation and Coordination: in order to reach the levels of efficiency required by Telefónica business project, the global action and integral concept of Security activities must be preserved and, together with the aforementioned requirements of anticipation and prevention, cooperation and coordination between all business units and employees must be prioritised, in order to generate the adequate synergies and to jointly reinforce the capabilities.
The Security Organisation coordinates the Security responsibilities of the various Telefónica Group structures, promoting cooperation among them to guarantee the efficient and joint protection of the assets.
Finally, the Internal Audit unit, with the scope established in its Annual Audit Plan, sets out work plans to verify the efficacy and efficiency of the information technology ("IT") governance model, the Information Security policies, the suitability of controls and their effective operation and the integrity of information.
Internal control policies and procedures aimed at supervising the managing of activities outsourced to third parties, as well as those aspects of assessment, calculation or valuation commended to independent experts that may affect in a material manner the financial statements.
In the case that a process or part of a process is outsourced to a third party unrelated to the company, this does not

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exempt from the need to have controls which ensure an adequate internal control level in the whole of the process. Given the importance of service outsourcing and the consequences that this can cause on the opinion about the effectiveness of the internal control over financial reporting, the necessary actions are taken in the Telefónica Group in order to achieve to evidence an adequate control level. The actions that are carried out to achieve the mentioned objective may vary among the three following ones:

•Certification of internal control by an independent third party: ISAE 3402 and/or SSAE 18 certifications in their different typologies.
•Establishing specific controls: identified, designed, implemented and assessed by the Company and/or the Telefónica Group.
•Direct assessment: an assessment, carried out by the Internal Audit area, on certain administrative outsourced processes, with the scope established in its annual audit plan.
When Telefónica, S.A. or any of its subsidiaries uses the services of an independent expert whose result and conclusions may present potential impacts on the consolidated financial information, with regard to the process to select a supplier, the area that requests the service and, if applicable, together with the Purchase department, must make sure about the competence, training, credentials and independence of the third party regarding the methods and main hypotheses used. The Finance and Control Office has established control activities aimed at guaranteeing the validity of data, the methods used, and the reasonability of the hypotheses used by the third party through the recurrent monitoring on the own KPIs1 of each duty which enable to ensure compliance of the outsourced process according to the policies and guidelines issued by the Group.
Likewise, there is an internal procedure for engaging independent experts which requires certain levels of approval.
4.8.4. Information and Communication
A specific duty in charge of accounting policies
The Consolidation and Accounting Polices Office of the Group is in charge of defining and updating the accounting policies for the purposes of consolidated financial information.
Thus, this area issues updated Information Bulletins on IFRS (International Financial Reporting Standards), where this area presents a summary of the main changes in accounting matters, as well as clarifications on various aspects that may arise regarding this matter. These Bulletins are monitored in a systematic way by the Accounting Policies Area.
Additionally, the Telefónica Group has a Manual of
Accounting Policies which is updated annually, the last update took place in December 2020. The objectives of this Manual are: to adapt the corporate accounting principles and policies to the IFRS regulatory framework; to maintain accounting principles and policies which enable that the information is comparable within the Group and which facilitate an optimum management from the origin of the information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and implementing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of having a reference manual.
All companies belonging to the Telefónica Group must comply in a mandatory manner with the mentioned Manual when carrying out their reporting for the preparation of the consolidated financial information.
This documentation is available for the whole Group on the Telefónica Intranet.
Likewise, the Accounting Policies Area maintains a fluid communication with the accounting heads of the Group's main operations, both proactively and reactively. This communication is useful not only for resolving doubts or conflicts but also to ensure that accounting criteria in the Group are homogeneous as well as to share best practices among operators.
Mechanisms for obtaining and preparing the financial information
As stated above, there is a Manual for Filling in the Consolidation Reporting of the Telefónica Group which provides specific instructions for preparing the details which make up the reporting pack, provided by all components of the Telefónica Group for the preparation of the Telefónica Group’s consolidated financial statements and the consolidated explanatory notes.
Likewise, the Telefónica Group has implemented a specific system, through a software, which supports the reporting of the individual financial statements of its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual accounts. This tool is used, likewise, to carry out the consolidation process and its subsequent analysis. The system is managed centrally, and all components of the Telefónica Group use the same account plan.
4.8.5. Supervision of System Operation
The ICFR supervision activities and results in 2020
As mentioned above, the Corporate Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, establishing among its competencies to supervise the effectiveness of the

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Company’s internal controls and the systems for risk management and control, as well as to discuss with the Account Auditors significant deficiencies or material weaknesses in the internal control system over financial reporting (ICFR) detected during the development of the audit.
Telefónica has an Internal Control Policy that sets that the Board of Directors, through the Audit and Control Committee, supervises the internal control system, with the support of the Internal Audit unit of the Telefónica Group. In that Policy, “internal control” is defined as the process performed by the Board of Directors, Management and the rest of the staff of the Company, being designed with the purpose of providing a reasonable assurance degree for the attainment of the objectives related to operations, information and compliance. With the purpose of helping to the achievement of its objectives, the Company has an internal control model defined in accordance with the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Likewise, there is an Internal Audit Organization Policy, which includes aspects regarding the organisation and functioning of this area. According to what is set in that Policy, Internal Audit is the area in Telefónica in charge of confirming, by means of appropriate evidence, the adequate functioning of the internal control and risk management structures and, if applicable, detecting possible inefficiencies or non-compliance with the control system that the Group establishes in its processes. In this manner, Internal Audit becomes an area independent from the Company management which supports the Audit and Control Committee in its competencies on assurance, risk management and the internal control system.
The Internal Audit function is developed in accordance with the International Standards for the Professional Practice of Internal Auditing and, in this regard, it has been awarded a Quality Certificate from the International Institute of Internal Auditors.
With regard to supervision of Internal Control over Financial Reporting (ICFR), Telefónica, S.A., as company listed on the New York Stock Exchange, is subject to the regulatory requirements established by the North American regulatory bodies that affect companies listed on that Stock Exchange. Among those requirements is the aforementioned Sarbanes-Oxley Act, of 2002, and, specifically, Section 404 of that Act, which stipulates the need for companies listed in the US market to assess on an annual basis the effectiveness of the procedures and structures of the internal control over financial reporting (ICFR). In order to comply with this requirement, and as stated above, the Telefónica Group has a model to assess the system for the internal control over financial reporting (ICFR), Internal Audit is the area in charge of performing, on an annual basis, the assessment on its effectiveness.
Additionally, and in accordance with what is established by this Act and the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission (“COSO”), the External Auditor issues their own independent opinion on the effectiveness of the system for the internal control over financial reporting (ICFR).
Review on specific processes and controls
Without prejudice to filling in the self-assessment questionnaire, in certain companies, according to criteria regarding the relevance of their contribution to the economic-financial magnitudes of the Group and other considered risk factors, a direct review is made on their processes and key controls, applying the “Telefónica Group’s ICFR-SOX Methodology”, specifically the “Scope Definition Model” (which forms part of that assessment methodology), which enables to identify the significant financial accounting accounts for the purposes of evaluating the Internal Control System for Financial Information (ICFR) at the Telefónica Group level, based on the aforementioned evaluation methodology, which is also in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its “Internal Control - Integrated Framework 2013” report.
Once the significant accounts are identified Having identified within the scope of the evaluation based on the calculated consolidated materiality, the Telefónica Group’s ICFR-SOX Methodology is applied as follows:
•Identify economic-financial processes associated with the significant accounts so that a reasonable coverage is achieved in the evaluation.
•Also identify Information Technology (IT) systems and tools and technological infrastructures associated with these scoped processes.
•Identify significant risks regarding financial reporting associated to those processes.
•Carry out Walkthroughs of the economic-financial processes in the scope of the evaluation.
•Asses, by applying the corresponding evaluation tests based on the identified risks, the effectiveness of the design and operability of the control activities that have previously been classified as key.
•Where appropriate, significant and material deficiencies are reported to the Audit and Control Committee and the implementation of corresponding action plans which are regularly monitored by the Audit and Control Committee.
•In the event that control deficiencies and/or opportunities for improvement are identified during the Internal Control System for Financial Information (ICFR) assessment procedures, they are reported to Management through the corresponding conclusions issued by Internal Audit, prior analysis of their impact, both at individual and aggregate level, on the evaluation of the Internal Control System for Financial Information (ICFR) of the Telefónica Group. For the purposes of this assessment, the existing compensating controls are taken into consideration, which

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mitigate the risks that the deficiencies identified could not be remedied at year-end.
Review on IT general controls
The Information Technology General Controls (ITGCs), which support the financial and economic processes in the assessment scope of the internal control over financial reporting (ICFR), are assessed at least annually, they consider aspects fundamentally related to regulations and guidelines which apply at global level in the Group.
The review on IT general controls over the aforementioned IT systems and tools and the technological infrastructures, has the objective to assess the effectiveness of the design and operability of key controls related to (i) managing changes to programs, which includes the authorization of the changes implemented at the production stage and that must be supported by their corresponding user tests (UATs), ensuring an adequate segregation of duties and environments, such as (ii) logical access, which includes the control on credentials and profiles, as well as the segregation of duties and the monitoring of activities that are critical in information systems and tools and in the technological infrastructures that supports them (databases and operating systems), and (iii) other IT general controls which support the correct operation of information systems and tools (managing changes to infrastructures, back-ups, managing programmed tasks and their monitoring and managing gaps).
Self-assessment Questionnaires
In addition, all the companies that depend from the Group receive annually internal control self-assessment questionnaires, whose answers must be subsequently certified by the persons responsible for the internal control over financial reporting (ICFR), in each Company (Executive Presidents or / and Finance Directors). These questionnaires address aspects of internal control over financial reporting (ICFR) that are considered minimum requirements in order to achieve a reasonable assurance of the reliability of the financial information reported. The answers are audited by the corresponding Internal Audit Units.
Action plans
In the event that control deficiencies and/or opportunities for improvement are detected as a result of the assessment of the Telefónica Group’s Internal Control System for Financial Information (SCIIF), depending on the scope established, the control owners communicate their action plans agreed for solving the identified control deficiencies, as well as the deadlines scheduled for their implementation which is regularly monitored by the Audit and Control Committee. These action plans have as fundamental objectives:
•To remedy the control deficiencies identified in the ICFR annual assessment, so that the control activities operate in an effective manner.
•To prioritise the implementation of improvement opportunities in the efficiency of processes; improvement opportunities are defined as such, since they do not constitute internal control deficiencies.
Conclusion of the assessment of the Internal Control System for Financial Information (ICFR) as of December 31, 2020
Internal Audit has carried out the assessment of the effectiveness of the Internal Control System for Financial Information (SCIIF) as of December 31, 2020. To perform this assessment, the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its “Internal Control - Integrated Framework 2013” report, were considered. Based on the assessment carried out, it was concluded that, as of December 31, 2020, the Telefónica Group’s Internal Control System for Financial Information (ICFR) was effective in accordance with these guidelines.
Weakness detection and management procedure
As previously stated, the Internal Audit area is also in charge, among other functions, to provide support to the Audit and Control Committee in the supervision of the functioning of the system for the internal control over financial reporting (ICFR).
The Internal Audit unit participates in the Audit and Control Committee meetings and informs regularly about the conclusions of the carried out works, and also informs about the action plans designed and agreed for mitigation and about the degree of implementation thereof. This includes to communicate internal control significant deficiencies and material weaknesses which may have been identified in the process for ICFR assessment, as well as the follow-up on the implementation of action plans related to significant deficiencies and material weaknesses.
On the other hand, the External Auditor also participates in the Audit and Control Committee, at the request of the Audit and Control Committee, in order to explain and clarify aspects of their audit reports and the rest of work carried out by the External Auditor, which including work carried out to audit the effectiveness of the internal control over financial reporting. The External Auditor is obliged to communicate the internal control significant deficiencies or material weaknesses identified in the development of their audit on the system for the internal control over financial reporting (ICFR). For this purpose, the External Auditor has direct access at all times to Senior Management and the Chairman of the Audit and Control Committee, the External Auditor also reports independently to that Committee the results of both the preliminary and final phase of their audit on the system for the internal control over financial reporting (ICFR).
4.8.6. External Auditor's Report
As indicated above, the Group was commissioned to the External Auditor, both to audit the effectiveness of the internal control system over financial reporting (ICFR) in accordance with the criteria established in Internal Control -

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Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and to review the description of the attached information on the ICFR the Telefónica Group, whose report is attached an appendix to this document.

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4.9. Additional Corporate Governance Information
4.9.1 Annual Corporate Governance Report Statistical Annex for listed companies (established by Circular 1/2020, of 6 October, of the Spanish Securities and Exchange Commission, that modifies Circular 5/2013, of 12 June, that established the templates for the Annual Corporate Governance Report for listed companies).
Unless otherwise indicated all data as of 31 December 2020.

A. Capital Structure

A.1 Complete the table below with details of the share capital of the company:

Date of last change	Share capital (€)	Number of shares	Number of voting rights
30/12/2020	5,526,431,062.00	5,526,431,062	5,526,431,062
Please state whether there are different classes of shares with different associated rights:
No

A.2 Please provide details of the company’s significant
direct and indirect shareholders at year end, excluding any directors:

Name or corporate name of shareholder	% of shares carrying voting rights		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect
Banco Bilbao Vizcaya Argentaria, S.A.	4.94	0.02	0.00	0.00	4.96
CaixaBank, S.A	4.70	0.00	0.00	0.00	4.70
BlackRock, Inc.	0.00	4.52	0.00	0.16	4.68

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Breakdown of the indirect holding:

Name or corporate name of indirect shareholder	Name or corporate name of direct shareholder	% of shares carrying voting rights	% of voting rights through financial instruments	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	0.02	0.00	0.02
BlackRock, Inc.	BlackRock Group	4.52	0.16	4.68

A.3 In the following tables, list the members of the Board of Directors (hereinafter directors) with voting rights in the company:

Name of director	% of shares carrying voting rights		% of voting rights through financial instruments		% of total voting rights	% voting rights that can be transmitted through financial instruments
	Direct	Indirect	Direct	Indirect		Direct	Indirect
Mr. José María Álvarez-Pallete López	0.03%	0.00%	0.02%	0.00%	0.05%	0.00%	0.00%
Mr. Isidro Fainé Casas	0.01%	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%
Mr. José María Abril Pérez	0.01%	0.01%	0.00%	0.00%	0.01%	0.00%	0.00%
Mr. José Javier Echenique Landiríbar	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Ángel Vilá Boix	0.01%	0.00%	0.02%	0.00%	0.02%	0.00%	0.00%
Mr. Peter Erskine	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Ms. Carmen García de Andrés	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Ms. María Luisa García Blanco	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Peter Löscher	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Ignacio Moreno Martínez	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Francisco Javier de Paz Mancho	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Francisco José Riberas Mera	0.00%	0.22%	0.00%	0.00%	0.22%	0.00%	0.00%

Total percentage of voting rights held by the board of directors
0.33%
Breakdown of indirect holding:

Name of director	Name of direct shareholder	% of shares carrying voting rights	% of voting rights through financial instruments	% of total voting rights	% voting rights that can be transmitted through financial instruments
Mr. José María Abril Pérez	Other company shareholders	0.01%	0.00%	0.01%	0.00%
Mr. José Javier Echenique Landiríbar	Other company shareholders	0.00%	0.00%	0.00%	0.00%
Ms. María Luisa García Blanco	Other company shareholders	0.00%	0.00%	0.00%	0.00%
Mr. Francisco José Riberas Mera	Other company shareholders	0.22%	0.00%	0.22%	0.00%

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A.7 State whether the company has been notified of any shareholders’ agreements that may affect it, in accordance with Articles 530 and 531 of the Ley de Sociedades de Capital (Corporate Enterprises Act or LSC). If so, describe these agreements and list the party shareholders:
Yes.
Parties to the shareholders' agreement:
Telefónica, S.A.
Prosegur Global Alarmas Row, S.L./ Prosegur Compañía de Seguridad, S.A.
% of the share capital affected:
0.90%
Brief description of the agreement:
On 28 February 2020, as part of the transaction whereby Telefónica de Contenidos, S.A. acquired 50% of the share capital of Prosegur Alarmas España, S.L. from Prosegur Global Alarmas Row, S.L., 49,545,262 shares of Telefónica, S.A. (the "Shares") were delivered to Prosegur Global Alarmas Row, S.L. as payment of the transaction price.
On the same day, Telefónica, S.A., Prosegur Global Alarmas Row, S.L., as shareholder, and Prosegur Alarmas España, S.L., as guarantor, signed a contract whereby Prosegur Global Alarmas Row, S.L. undertook, among other obligations, to assume certain restrictions on the transferability of the Shares delivered to it (the "Shareholders' Agreement").
In particular, the Shareholders' Agreement restricts the free transfer of the Shares for a period of nine months from the date of signature and provides for a number of covenants governing the transfer of the Shares after that initial period.
This agreement was notified to the Spanish Securities and Exchange Commission as "Other Relevant Information" on February 28, 2020, including a transcription of the relevant clauses included in the agreement relating to restrictions on the transferability and orderly sale of the Shares.
On December 2, 2020, Prosegur Global Alarmas Row, S.L. transferred 39,545,262 Shares to Prosegur Alarmas España, S.L. (company of the Prosegur Group). As a consequence of the transfer and the provisions of Clause 2.3 of the Shareholders' Agreement, Prosegur Alarmas España, S.L. entered into an agreement to adhere to the Shareholders' Agreement, becoming bound in its capacity as guarantor and shareholder.
State whether the company is aware of any concerted actions among its shareholders. If so, provide a brief description:
No
A.8 State whether any individual or company exercises
or may exercise control over the company in accordance with Article 5 of the Ley de Mercados de Valores (Spanish Securities Market Act or LMV). If so, please identify them:
No
A.9 Complete the following table with details of the company’s treasury shares:
At close of the year:

Number of direct shares	Number of indirect shares (*)	Total percentage of share capital
98,231,380	-	1.78%
(*) Through:
--

A.11 Estimated working capital:

%
Estimated working capital	82.65

A.14 State if the company has issued shares that are not traded on a regulated EU market.
Yes

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B. General Shareholders' Meeting

B.4 Give details of attendance at General Shareholders’ Meetings held during the year of this report and the previous year:

Attendance data
Date of general meeting	% physically present	% present by proxy	% distance voting		Total
			Electronic voting	Other
08/06/2018	0.09%	52.8%	0.04%	0.49%	53.42%
Of which, free float	0.03%	34.64%	0.04%	0.49%	35.20%
07/06/2019	0.12%	53.62%	0.02%	0.89%	54.65%
Of which, free float	0.07%	32.33%	0.02%	0.89%	33.31%
12/06/2020	0.07%	52.52%	0.14%	1.81%	54.54%
Of which, free float	0.01%	33.37%	0.14%	0.56%	34.08%

B. 5 State whether any point on the agenda of the General Shareholders’ Meetings during the year has not been approved by the shareholders for any reason.
No
B.6 State if the Articles of Association contain any restrictions requiring a minimum number of shares to attend General Shareholders’ Meetings, or on distance voting:
Yes

Number of shares requires to attend General Meetings	300

Number of shares requires for distance voting	300

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C. Company management structure
C.1 Board of Directors

C.1.1 Maximum and minimum number of directors established in the Articles of Association and the number set by the general meeting:

Maximum number of directors	20
Minimum number of directors	5
Number of directors set by the general meeting	17

C.1.2 Please complete the following table on directors:

Name of director	Natural person repre-sentative	Director category	Position on the Board	Date first appointed to Board	Last re-election date	Method of selection to Board
Mr. José María Álvarez-Pallete López	—	Executive	Chairman	26/07/2006	09/06/2017	Resolution of General Shareholders' Meeting
Mr. Isidro Fainé Casas	—	Proprietary	Vice Chairman	26/01/1994	12/06/2020	Resolution of General Shareholders' Meeting
Mr. José María Abril Pérez	—	Proprietary	Vice Chairman	25/07/2007	08/06/2018	Resolution of General Shareholders' Meeting
Mr. José Javier Echenique Landiríbar	—	Independent	Vice Chairman	08/04/2016	12/06/2020	Resolution of General Shareholders' Meeting
Mr. Ángel Vilá Boix	—	Executive	Chief Operating Officer	26/07/2017	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Juan Ignacio Cirac Sasturain	—	Independent	Director	08/04/2016	12/06/2020	Resolution of General Shareholders' Meeting
Mr. Peter Erskine	—	Other External	Director	25/01/2006	12/06/2020	Resolution of General Shareholders' Meeting
Ms. Sabina Fluxà Thienemann	—	Independent	Director	08/04/2016	12/06/2020	Resolution of General Shareholders' Meeting
Ms. Carmen García de Andrés	—	Independent	Director	04/05/2017	09/06/2017	Resolution of General Shareholders' Meeting
Ms. María Luisa García Blanco	—	Independent	Director	25/04/2018	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Jordi Gual Solé	—	Proprietary	Director	31/01/2018	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Peter Löscher	—	Independent	Director	08/04/2016	12/06/2020	Resolution of General Shareholders' Meeting
Mr. Ignacio Moreno Martínez	—	Proprietary	Director	14/12/2011	09/06/2017	Resolution of General Shareholders' Meeting
Ms. Verónica Pascual Boé	—	Independent	Director	18/12/2019	12/06/2020	Resolution of General Shareholders' Meeting
Mr. Francisco Javier de Paz Mancho	—	Other External	Director	19/12/2007	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Francisco José Riberas Mera	—	Independent	Director	04/05/2017	09/06/2017	Resolution of General Shareholders' Meeting
Ms. Claudia Sender Ramírez	—	Independent	Director	18/12/2019	12/06/2020	Resolution of General Shareholders' Meeting

Total number of directors	17

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State if any directors, whether through resignation or by agreement of the General Shareholders' Meeting, have left the Board during the period subject to this report:

Name of director	Director type at time of leaving	Date of last appointment	Date director left	Specialised committees of which he/she was member	Indicate whether the director left before the end of the term
—	—	—	—	—	—

C.1.3 Complete the following tables regarding the members of the Board and their categories:
EXECUTIVE DIRECTORS

Name or company name of director	Post in organisational chart of the company	Profile
Mr. José María Álvarez-Pallete López	Executive Chairman	Degree in Economics. International Management Program (IPM) from IPADE Business School (Instituto Panamericano de Alta Dirección de Empresa). An Advance Research Degree from the Department of Financial Economics and Accounting.
Mr. Ángel Vilá Boix	Chief Operating Officer (C.O.O.)	Degree in Industrial Engineering. MBA at Columbia Business School.

Total number of executive directors	2
Percentage of Board	11.76%

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PROPRIETARY DIRECTORS

Name of Director	Name or company name of the significant shareholder represented or that has proposed their appointment	Profile
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Degree in Economics. Professor at the University of Deusto.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Degree in Economics and Business Administration. MBA at INSEAD. Chairman of Metrovacesa, S.A., Director of
Roadis Transportation Holding, S.L.U. and Director of General de Alquiler de Maquinaria, S.A. (GAM). Senior Advisor of Apollo Investment Consulting Europe LTD for Spain.
Mr. Isidro Fainé Casas	CaixaBank, S.A.	PhD in Economics. ISMP in Business Administration. Post graduate degree in senior management at IESE. An academic at the Royal Academy of Economic and Financial Sciences and at the Real Academia Europea de Doctores. Chairman and member of the Executive Commission of the Board of Trustees of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona “la Caixa” and Criteria Caixa, S.A.U., Chairman of the Caixa Capital Risc SGEIC, S.A., Deputy-Chairman of the Inmo Criteria Caixa, S.A.U. and Special Advisory of the Board of the Bank of East Asia Limited. Chairman of the Spanish Confederation of Savings Banks (CECA), of the World Savings Bank Institute (WSBI) and Vice Chairman of European Savings Banks Group (ESBG). Chairman of the Spanish Confederation of Directors and Executives (CEDE) and the Spanish Chapter of the Club of Rome. Honorary Chairman of Naturgy Energy Group, S.A.
Mr. Jordi Gual Solé	CaixaBank, S.A.	PhD in Economics. Professor of Economics at the IESE Business School. Research Fellow at the Centre for Economic Policy Research (CEPR) in London. Chairman of CaixaBank, S.A. Member of the Supervisory Board at Erste Group Bank. Chairman of FEDEA. Vice Chairman of Círculo de Economía and of Cotec Foundation for Innovation, and member of the Board of Trustees of CEDE Foundation, of Real Instituto Elcano Foundation and of Barcelona Mobile World Capital Foundation.

Number of independent directors	4
Percentage of the Board	23.53%

Telefónica, S.A. 401

CONSOLIDATED ANNUAL REPORT 2020	2020 Consolidated Management Report

INDEPENDENT DIRECTORS

Name of director	Profile
Mr. Juan Ignacio Cirac Sasturain
Graduated in Theoretical Physics. PhD in Physics. Fields of specialization in Quantum Optics, Quantum Computation and Communication. Co-Director of the Munich Quantum Science and Technology Center. Director of the Theory Division, Max-Planck Institut für Quantenoptik and Member of the Max-Planck society.

Mr. José Javier Echenique Landiríbar
Economics and Actuarial Sciences Graduate. Professor of Social Security Quantitative Techniques. Vice Chairman of Banco Sabadell, S.A. Director of ACS Actividades de Construcción y Servicios, S.A., Director of ACS Servicios, Comunicaciones y Energía, S.L., and Director of Grupo Empresarial ENCE, S.A. Trustee of Novia Salcedo Foundation, Advisory Counselor of the Deusto Business School, Member of the Basque Businessmen Circle and of the McKinsey Advisory Council.

Ms. Sabina Fluxà Thienemann
Degree in Business Management and Administration. MBA from ESADE. High Business Management Program at IESE. Vice Chairman and CEO of Iberostar Group. Member of IEF's Board of Directors, Member of the BBVA Regional Advisory Council, Member of Governing Council of APD Illes Baleares. Trustee of Iberostar Foundation.

Ms. Carmen García de Andrés	Degree in Economic and Business Sciences. Chairwoman of Tomillo Foundation. Member of the Young Business Spain Foundation. Member of the Asociación Española de Fundaciones (AEF), being currently its Treasurer. Member of the Trust of Secretariado Gitano, of Xavier de Salas Foundations, and as well as member of the Board of Directors of the collective initiative "Juntos por el Empleo de los más desfavorecidos".Co-Founder and member of the Trust of "Aprendiendo a Ser".
Ms. María Luisa García Blanco	Degree in Law. State Attorney (on leave of absence). Founding Partner at law firm Salama García Blanco.
Mr. Peter Löscher
Degree in Economics and Business. MBA at Vienna University of Economics. Advanced Management Program at Harvard Business School. Honorary Professor at Tongji University Shanghai. Honorary Doctorate of Engineering from Michigan State University. Doctor Honoris Causa of Slovak University of Engineering in Bratislava. Chairman of the Board of Directors of Sulzer AG, member of the Supervisory Board of Philips, member of the Board of Thyssen-Bornemisza Group AG, and a no-executive member of the Board of Directors of Doha Venture Capital LLC, Qatar.

Ms. Verónica Pascual Boé
Degree in Aeronautical Engineering. Master in Business Administration (MBA). Executive Master in Positive Leadership and Strategy (EXMPLS) from IE Business School. Several postgraduate qualifications from INSEAD, Stanford, and Harvard Business School. CEO of ASTI Mobile Robotics Group. Chairwoman of the Fundación ASTI Tecnología y Talento. Director of General de Alquiler de Maquinaria, S.A. (GAM).

Mr. Francisco José Riberas Mera
Degree in Law and in Economics and Business Administration. Chief Executive Officer of Gestamp Automoción, S.A. Member of the Board of Directors of CIE Automative, S.A. and of General de Alquiler de Maquinaria, S.A. (GAM). He is part og the management body of certain companies belonging to Gestamp's Group and family holding companies Acek, including companies belonging to the Groups Gonvarri, Acek Renewables Energy, Inmobiliaria Acek and Sideacedero. Chairman of the Endeavor Foundation in Spain.

Ms. Claudia Sender Ramírez	Degree in Chemical Engineering.MBA from Harvard Business School. Director of LafargeHolcim Ltd, Director of Gerdau, S.A., and Director of Yduqs University. Director of the ONG Amigos do Bem.

Total number of independent directors	9
Percentage of the Board	52.94%
State whether any independent director receives from the company or any company in the group any amount or benefit other than compensation as a director, or has or has had a business relationship with the company or any company in the group during the past year, whether in his or her own name or as a significant shareholder, director or senior executive of a company that has or has had such a relationship.

--

In this case, include a statement by the Board explaining why it believes that the director in question can perform his or her duties as an independent director.
--

Telefónica, S.A. 402

CONSOLIDATED ANNUAL REPORT 2020	2020 Consolidated Management Report

OTHER EXTERNAL DIRECTORS

Identify the other external directors and state the reasons why these directors are considered neither proprietary nor independent, and detail their ties with the company or its management or shareholders:

Name of director	Reason	Company, director or shareholder to whom the director is related	Profile
Mr. Peter Erskine	Mr. Peter Erskine was appointed Director of Telefónica, S.A. in 2006, and therefore, in accordance with article 529 duodecies of the Spanish Companies Act ("Those who, among other situations, have been Directors for a continuous period of more than 12 years may not be considered Independent Directors under any circumstances"), and 12 years after his appointment, he was reclassified from Independent Director to "Other External" Director.	Telefónica, S.A.
Degree in Psychology. Honorary Doctorate from the University of Reading.Until December 2007 he was Director and Chief Executive Officer of Telefónica Europe Plc, then becoming a non-executive Director. From 2009 to 2015 he was Chairman of Ladbrokes, Plc. Chairman of the Charity Brainstorm.

Mr. Francisco Javier de Paz Mancho	Mr. Francisco Javier de Paz Mancho was appointed Director of Telefónica, S.A. in 2006, and therefore, in accordance with article 529 duodecies of the Spanish Companies Act ("Those who, among other situations, have been Directors for a continuous period of more than 12 years may not be considered Independent Directors under any circumstances"), and 12 years after his appointment, he was reclassified from Independent Director to "Other External" Director.
Telefónica, S.A.
Graduate in Information and Advertising. Law Studies. IESE business Management Program (University of Navarra). Formerly Chairman of the State owned company MERCASA. From 2016 to July 2020, he was a member of the Board of Directors of Telefónica Móviles México, S.A. From 2014 to 2016, he was Chairman of Telefónica Gestión de Servicios Compartidos.

Total number of other external directors	2
Percentage of the Board	11.76%
State any changes in status that has occurred during the period for each director:

Name of director	Date of change	Previous Status	Current Status
—	—	—	—
C.1.4 Complete the following table with information relating to the number of female directors at the close of the past 4 years, as well as the category of each:

	Number of female directors				% of directors for each category
	Year 2020	Year 2019	Year 2018	Year 2017	Year 2020	Year 2019	Year 2018	Year 2017
Executive	0	0	0	0	0.00%	0.00%	0.00%	0,00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0,00%
Independent	5	5	3	2	55.56%	55.56%	33.33%	22.22%
Other external	0	0	0	1	0.00%	0.00%	0.00%	100.00%
Total	5	5	3	3	29.41%	29.41%	17.65%	18.75%

Telefónica, S.A. 403

CONSOLIDATED ANNUAL REPORT 2020	2020 Consolidated Management Report
C.1.11 List any legal-person directors of your company who are members of the Board of Directors of other companies listed on regulated markets other than group companies, and have communicated that status to the Company:

Name of director	Name of listed company	Position
Mr. José Javier Echenique Landiríbar	Banco Sabadell, S.A	Vice-Chairman
	ACS, Actividades de Construcción y Servicios, S.A	Director
	Ence, Energía y Celulosa, S.A	Director
Mr. Jordi Gual Solé	CaixaBank, S.A	Chairman
	Erste Group Bank, AG	Director
Mr. Peter Löscher	Sulzer AG	Chairman
	Koninklijke Philips N.V. (Philips)	Director
Mr. Ignacio Moreno Martinez	Metrovacesa, S.A.	Chairman
	General del Alquiler de Maquinaria, S.A. (GAM)	Director
Ms. Verónica Pascual Boé	General del Alquiler de Maquinaria, S.A. (GAM)	Director
Mr. Francisco José Riberas Mera	Gestamp Automoción, S.A.	Chairman
	CIE Automotive, S.A.	Director
	General del Alquiler de Maquinaria, S.A. (GAM)	Director
Ms. Claudia Sender Ramírez	LafargeHolcim Ltd.	Director
	Gerdau, S.A.	Director
	Yduqs University	Director

C.1.12 State whether the company has established rules on the number of board on which its directors may hold sets, providing details if applicable, identifying, where appropriate, where his is regulated:
Yes
C.1.13 State total remuneration received by the Board of Directors:

Board remuneration in financial year (thousand euros)	12,613
Amount of vested pension interests for current members (thousand euros)	18,348
Amount of vested pension interests for former members (thousand euros)	1,041

C.1.14 Identify senior management staff who are not executive directors and their total remuneration accrued during the year:

Name	Position
Mr. Pablo de Carvajal González	General Secretary, Secretary of the Board of Directors and Director Global of Regulation
Ms. Laura Abasolo García de Baquedano	Chief Finance and Control and Corporate Development Officer
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit
Mr. Eduardo Navarro de Carvalho	Strategy and Corporate Affairs Officer

Number of women in senior management	1
Percentage of total senior management	25%

Total senior management remuneration (thousand euros)	7,053

C.1.15 State whether the Board rules were amended during the year
Yes

Telefónica, S.A. 404

CONSOLIDATED ANNUAL REPORT 2020	2020 Consolidated Management Report
C.1.21 Explain whether there are any specific requirements, other than those relating to directors, to be appointed as chairman of the Board of Directors.
Yes
C.1.23 State whether the Articles of Association or the Board Rules establish any term limits for independent directors other than those required by law:
No
C.1.25 State the number of meetings held by the Board of Directors during the year, and if applicable, the number of times the Board met without the chairman present. Meetings where the chairman sent specific proxy instructions are to be counted as attended.

Number of Board meetings	13
Number of Board meetings without the chairman	—
State the number of meetings held by the coordinating director with the other directors, where there was neither attendance nor representation of any executive director:

Number of meetings	2
Please specify the number of meetings held by each committee of the Board during the year:

Number of meetings held by the Executive Committee	13
Number of meetings held by the Audit and Control Committee	14
Number of meetings held by the Nominating, Compensation and Corporate Governance Committee	12
Number of meetings held by the Sustainability and Quality Committee	10
Number of meetings held by the Regulation and Institutional Affairs Committee	11
Number of meetings held by the Strategy and Innovation Committee	9

C.1.26 State the number of meetings held by the Board of Directors during the year in which all of its directors were present. For the purposes of this section, proxies given with specific instructions should be considered as attendance:

Number of meetings attended in person by at least 80% of the directors	13
% of personal attendance over the total of votes cast during the fiscal year	98.19%
Number of meetings attended in person, or representations made with specific instructions, of all directors Number of meetings attended in person, or representations made with specific instructions, of all directors	13
% of votes personally cast and representations realized with specific instructions over the total of votes cast during the fiscal year.	100%

C. 1.27 State if the individual and consolidated financial statements submitted to the Board for preparation were previously certified:
No

State if the individual and consolidated financial statements submitted to the Board for preparation were previously certified:
-

C.1.29 Is the secretary of the Board also a director?
No
If the secretary is not a member of the Board, fill in the following table:

Name of the secretary	Representative
Mr. Pablo de Carvajal González	—

C.1.31 State whether the company changed its external auditor during the year. If so, please identify the incoming and outgoing auditor:
No
If there were any disagreements with the outgoing auditor, please provide an explanation:
No
C.1.32 State whether the audit firm provides any non-audit services to the company and/or its Group and, if so, the fees paid and the percentage that the above amount represents of the fees invoiced for audit work to the company and/or its group:
No

Telefónica, S.A. 405

CONSOLIDATED ANNUAL REPORT 2020	2020 Consolidated Management Report
C.1.33 State whether the auditors’ report on the financial statements for the preceding year contains reservations. If so, please explain the reasons provided to the General Shareholders' Meeting by the chairman of the audit committee to explain the content and extent of the aforementioned qualified opinion.
No
C.1.34 State the number of consecutive years the current audit firm has been auditing the financial statements of the company and/or group. Furthermore, state the number of years audited by the current audit firm as a percentage of the total number of years that the financial statements have been audited:

	Individual	Consolidated
Number of consecutive years	4	4
Number of years audited by the current audit firm/number of fiscal years the company has been audited (by %)	10.53	13.33

C.1.35 State whether there is a procedure whereby directors have the information necessary to prepare the meetings of the governing bodies with sufficient time and provide details if applicable:
Yes
Explanation of procedure
The Company adopts the necessary measures, whenever possible, that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from in absolutely exceptional cases.
In this regard, and in accordance with Articles 18 and 20 of the Regulation of the Board of Directors, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable. Likewise, the Regulations of the Audit and Control Committee and the Regulations of the Nominations, Compensation and Good Governance Committee detail the operating regime of these Committees.
Also, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.
Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. The Agenda for each meeting will clearly state points on which the Board of Directors, or the Executive Committee, have to adopt a decision or resolution.
For the same purpose, in general, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. In accordance with Article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organizes the debates, promoting and encouraging all Directors to play an active role in the deliberations, safeguarding their right to freely adopt their own position on all matters. Moreover, with the assistance of the Secretary, he shall ensure that the Directors are sent sufficient information to discuss the points set out in the agenda sufficiently in advance of the meeting. He also ensures that sufficient time is given over to discussing strategic matters, and shall encourage debate during meetings, safeguarding the Directors' right to adopt their positions freely on all points discussed.
To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their powers.
Furthermore, and as a general rule, the Regulations of the Board of Directors (Article 27) expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channeled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.
C.1.39 Identify individually for director, and generally in other cases, and provide detail of any agreements made between the company and its directors, executives or employees containing indemnity or golden parachute clauses in the event of resignation or dismissal or termination of employment without cause following a takeover bid or any other type of transaction.

Number of beneficiaries	27
Type of beneficiaries Executive Directors, Senior Managers and other Employees

Description of Agreement: With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, mantain the conditions of his previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount

Telefónica, S.A. 406

CONSOLIDATED ANNUAL REPORT 2020	2020 Consolidated Management Report
to four years' of remuneration at the most. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.
Regarding the contracts of members of Senior Management, in general, they are contractually entitled the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company or, in some instances, is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated because of a breach attributable to the Executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the member of Senior Management according to their contract is not calculated as per these general criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual remuneration plus another year based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.
Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. However, contracts of some company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received b contract.
State if these contracts have been communicated to and/or approved by management bodies of the company or of the Group. If they have, specify the procedures, events and nature of the bodies responsible for their approval or for communicating this:

	Board of directors	General Shareholders' Meeting
Body authorizing the severance clauses	-	-

Are these clauses notified to the General Shareholders' Meeting	No

C.2 Committees of the Board of Directors

C.2.1    Provide details of all committees of the Board of Directors, their membership, and the proportion of executive, proprietary, independent and other external directors that comprise them:
EXECUTIVE COMMISSION

Name	Post	Category
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. José Javier Echenique Landiríbar	Vice Chairman	Independent
Mr. Ángel Vilá Boix	Member	Executive
Mr. Peter Erskine	Member	Other External
Mr. Francisco Javier de Paz Mancho	Member	Other External

% of executive directors	28.57%
% of proprietary directors	28.57%
% of independent directors	14.29%
% of external directors	28.57%

AUDIT AND CONTROL COMMITTEE

Name	Post	Category
Mr. Peter Löscher	Chairman	Independent
Mr. José Javier Echenique Landiríbar	Member	Independent
Ms. Carmen García de Andrés	Member	Independent
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of executive directors	0.00%
% of proprietary directors	25.00%
% of independent directors	75.00%
% of other external directors	0.00%

Telefónica, S.A. 407

CONSOLIDATED ANNUAL REPORT 2020	2020 Consolidated Management Report
Identify the directors who are member of the audit committee and have been appointed taking into account their knowledge and experience in accounting or audit matters, or both, and state the date that the Chairperson of this committee was appointed.

Name of directors with experience
Mr. Peter Löscher
Mr. José Javier Echenique Landiríbar
Ms. Carmen García de Andrés
Mr. Ignacio Moreno Martínez
Date of appointment of the chairperson
19/02/2020

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Post	Category
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Mr. Peter Erskine	Member	Other External
Mr. Peter Löscher	Member	Independent
Ms. María Luisa García Blanco	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	60.00%
% of other external directors	40.00%

REGULATION AND INSTITUTIONAL AFFAIRS COMMITTEE

Name	Post	Category
Mr. Ignacio Moreno Martinez	Chairman	Proprietary
Ms. María Luisa Garcia Blanco	Member	Independent
Mr. Jordi Gual Solé	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Other External

% of executive directors	0.00%
% of proprietary directors	50.00%
% of independent directors	25.00%
% of other external directors	25.00%

SUSTAINABILITY AND QUALITY COMMITTEE

Name	Post	Category
Mr. Francisco Javier de Paz Mancho	Chairman	Other External
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Ms. Carmen García Andrés	Member	Independent
Mr. Ignacio Moreno Martinez	Member	Proprietary
Ms. Claudia Sender Ramírez	Member	Independent

% of executive directors	0.00%
% of proprietary directors	20.00%
% of independent directors	60.00%
% of other external directors	20.00%

STRATEGY AND INNOVATION COMMITTEE

Name	Post	Category
Mr. Peter Erskine	Chairman	Other External
Mr. José María Abril Pérez	Member	Proprietary
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Mr. Jordi Gual Solé	Member	Proprietary
Mr. Peter Löscher	Member	Independent
Ms. Verónica Pascual Boé	Member	Independent

% of executive directors	0.00%
% of proprietary directors	33.33%
% of independent directors	50.00%
% of other external directors	16.67%

Telefónica, S.A. 408

CONSOLIDATED ANNUAL REPORT 2020	2020 Consolidated Management Report

C.2.2 Complete the following table with information regarding the number of female directors who were members of Board committees at the close of the past four years:

Number of female directors
	2020 Year Number %	2019 Year Number %	2018 Year Number %	2017 Year Number %
Executive Commission	0	0	0	0
Audit and Control Committee	1 (25.00%)	1 (25.00%)	1 (25.00%)	1 (25.00%)
Nominating, Compensation and Corporate Governance Committee	1 (20.00%)	2 (40.00%)	1 (20.00%)	1 (20.00%)
Regulation and Institutional Affairs Committee	1 (25.00%)	1 (25.00%)	1 (25.00%)	1 (33.33%)
Sustainability and Quality Committee	2 (40.00%)	2 (50.00%)	2 (50.00%)	2 (66.67%)
Strategy and Innovation Committee	1 (16.67%)	1 (16.67%)	0	1 (20.00%)

Telefónica, S.A. 409

CONSOLIDATED ANNUAL REPORT 2020	2020 Consolidated Management Report
D. Related-Party and Intragroup Transactions
D.2 Describe any transactions which are significant, either because of the amount involved or subject matter, entered into between the company or entities within its group and the company’s significant shareholders:

Name of significant shareholder	Name of company within the group	Nature of the relationship	Type of transaction	Amount (thousand euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest paid	5,936
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	681
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Others	7,167
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: Loans	289,531
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees	290
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance Arrangements: others	293,580
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earning	124,899
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest charged	1,551
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest paid	9,384
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	5,000
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest charged	18,432
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Management contracts	188
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Services rendered	20,985
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	10,419
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Others	3,726
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance Arrangements: Loans	28,659
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees	148,115
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Purchase options commitments	221
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Remunerations	3,317
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Interest paid	241
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Receipt of services	1,585
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: Loans	10,060
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Guarantees	8,200
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: Others	273,312
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	126,057
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Interest charged	149
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Interest paid	2,609
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	13,489
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Services rendered	52,953
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	51,990
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Operating lease contracts	1,764
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Guarantees	81,069
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Purchase options commitments	104,236
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Other	477,011
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Purchase of goods (finished or in progress)	60,461
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Finance arrangements: Loans	15,000
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Interest charged	4
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Purchases of property, plant and equipment	1,486

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D.3 Describe any transactions that are significant, either because of their amount or subject matter, entered into between the company or entities within its group and directors or managers of the company:
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D.4 Report any material transactions carried out by the company with other entities belonging to the same group, provided that these are not eliminated in the preparation of the consolidated financial statements and do not form part of the company’s ordinary business activities in terms of their purpose and conditions.
In any event, note any intragroup transaction conducted with entities established in countries or territories which are considered tax havens:
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D.5 List any significant transactions between the company or group entities and other related parties that have not been reported under the previous headings.

Name of entity within the group	Brief description of the transaction	Amount (thousand euros)
Grupo Global Dominion Access	As stated in note 11 ("Related Parties") of the Consolidated Annual Accounts of Telefónica, S.A. corresponding to the year 2020, certain subsidiary companies of the Telefónica Group, in conjunction with the Global Dominion Access Group, entity related to Director Mr. José Riberas Mera, in the year 2020, transactions arising from the Group's ordinary traffic or business, mainly Telefónica de España, for a total of €11 million.	11,000
ASTI Mobile Robotics, S.A.	Likewise, as stated in note 11 ("Related Parties") of the Consolidated Annual Accounts of Telefónica, S.A. corresponding to the year 2020, on September 25, 2020, Telefónica Digital España, S.L.U. and ASTI Mobile Robotics, S.A., entity related to Director Ms. Verónica Pascual Boé, signed a Framework Agreement, the purpose of which is to establish the commercial, economic and legal conditions that will apply to those Operators of the Telefónica Group that may be interested in acquiring Automated Guided Vehicles (AGVs), as well as other complementary services manufactured and marketed by ASTI. During 2020, no commercial transactions have materialised between the parties that have generated economic amounts.	0

D.7 Is there more than one company in the group listed in Spain?
No

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G. Extent of Compliance with Corporate Governance Recommendations

Specify the Company’s level of compliance with recommendations from the Unified Code of Good Governance.

In the event that a recommendation is not followed or only partially followed, a detailed explanation should be included explaining the reasons in such a manner that shareholders, investors and the market in general have enough information to judge the company´s actions. General explanations are not acceptable.
1 That the Articles of Association of listed companies do not limit the maximum number of votes that may be cast by one shareholder or contain other restrictions that hinder the takeover of control of the company through the acquisition of shares on the market.

Explain
In accordance with Article 26 of the Corporate Bylaws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
In addition, Article 30 of the Corporate Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.
Article 31 of the Corporate Bylaws establishes that, in order for a Director to be appointed Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.
The Corporate Bylaws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the social interest and interest of all the shareholders. Telefónica believes that this measure does not constitute a blocking mechanism of takeover bids but rather a guarantee that the acquisition of control required the sufficient support of all shareholders, because, naturally, and as taught by experience, potential offerers may make their offer conditional upon the removal of the defense mechanism.
In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the Bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the offerer has a stake equal to or over 70% of the share capital which confers voting rights, unless the offerer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.
In addition, the special requirements for appointment as Director (Article 30 of the Corporate Bylaws) or as Chairman, Vice-Chairman, Chief Operating Officer or member of the Executive Commission (Article 31 of the Corporate Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned Articles of the Corporate Bylaws.
2.That when the listed company controlled, pursuant to the meaning established in Article 42 of the Commercial Code, by another listed or non-listed entity, and has, directly or through its subsidiaries, business relationships with that entity or any of its subsidiaries (other than those of the listed company) or carries out activities related to the activities of any of them, this is reported publicly, with specific information about:

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a) The respective areas of activity and possible business relationships between, on the one hand, the listed company or its subsidiaries and, on the other, the parent company or its subsidiaries.
b) The mechanisms established to resolve any conflicts of interest that may arise.

Not applicable

3.That, during the course of the ordinary General Shareholders’ Meeting, complementary to the distribution of a written Annual Corporate Governance Report, the chairman of the board of directors makes a detailed oral report to the shareholders regarding the most material aspects of corporate governance of the company, and in particular:
a) Changes that have occurred since the last General Shareholders’ Meeting.
b) Specific reasons why the company did not follow one or more of the recommendations of the Code of Corporate Governance and, if so, the alternative rules that were followed instead.

Complies

4.That the company should define and promote a policy for communication and contact with shareholders and institutional investors within the framework of their involvement in the company, as well as with proxy advisors, that complies in full with the rules on market abuse and gives equal treatment to shareholders who are in the same position. The company should make said policy public through its website, including information regarding the way in which it has been implemented and the parties involved or those responsible its implementation.
Further, without prejudice to the legal obligations of disclosure of inside information and other regulated information, the company should also have a general policy for the communication of economic-financial, non-financial and corporate information through the channels it considers appropriate (media, social media or other channels) that helps maximise the dissemination and quality of the information available to the market, investors and other stakeholders.
Complies

5.That the board of directors should not propose to the general shareholders’ meeting any proposal for delegation of powers allowing the issuance of shares or convertible securities without pre-emptive rights in an amount exceeding 20% of equity at the time of delegation.
And that whenever the board of directors approves any issuance of shares or convertible securities without pre-emptive rights the company immediately publishes reports on its web page regarding said exclusions as referenced in applicable company law.
Complies

6.That listed companies which draft reports listed below, whether under a legal obligation or voluntarily, publish them on their web page with sufficient time before the general shareholders’ meeting, even when their publication is not mandatory:
a) Report regarding the auditor’s independence.
b) Reports regarding the workings of the audit committee and the appointments and remuneration committee.
c) Report by the audit committee regarding related-party transactions

Complies

7.That the company reports in real time, through its web page, the proceedings of the General Shareholders’ Meetings.
The company should have mechanisms that allow the delegation and exercise of votes by electronic means and even, in the case of large-cap companies and, to the extent that it is proportionate, attendance and active participation in the general shareholders’ meeting.
Complies

8.That the audit committee should strive to ensure that the financial statements that the board of directors presents to the general shareholders’ meeting are drawn up in accordance to accounting legislation. And in those cases where the auditors includes any qualification in its report, the chairman of the audit committee should give a clear explanation at the general meeting of their opinion regarding the scope and content, making a summary of that opinion available to the shareholders at the time of the publication of the notice of the meeting, along with the rest of proposals and reports of the board.
Complies

9.That the company permanently maintains on its web page the requirements and procedures for certification of share ownership, the right of attendance at the general shareholders’ meetings, and the exercise of the right to vote or to issue a proxy.

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And that such requirements and procedures promote attendance and the exercise of shareholder rights in a non-discriminatory fashion.
Complies

10.That when a verified shareholder has exercised his right to make additions to the agenda or to make new proposals to it with sufficient time in advance of the general shareholders’ meeting, the company:
a) Immediately distributes the additions and new proposals.

b) Publishes the attendance card credential or proxy form or form for distance voting with the changes such that the new agenda items and alternative proposals may be voted upon under the same terms and conditions as those proposals made by the Board of Directors.

c) Submits all of these items on the agenda or alternative proposals to a vote and applies the same voting rules to the as are applied to those drafted by the board of directors including, particularly, assumptions or default positions regarding votes for or against.

d) That after the general shareholders’ meeting, a breakdown of the results of said additions or alternative proposals is communicated.
Not applicable

11.That, in the event the company intends to pay for attendance at the general shareholders’ meeting, it establish in advance a general policy of long-term effect regarding such payments.
Not applicable

12.That the board of directors completes its duties with a unity of purpose and independence, treating all similarly situated shareholders equally and that it is guided by the best interests of the company, which is understood to mean the pursuit of a profitable and sustainable business in the long term, and the promotion of continuity and maximisation of the economic value of the business.
And that in pursuit of the company’s interest, in addition to complying with applicable law and rules and in engaging in conduct based on good faith, ethics and a respect for commonly accepted best practices, it seeks to reconcile its own company interests, when appropriate, with the interests of its employees, suppliers, clients and other stakeholders, as well as the impact of its corporate activities on the communities in which it operates and the environment.
Complies

13.That the board of directors is of an adequate size to perform its duties effectively and collegially, and that its optimum size is between five and fifteen members.
Explain
In accordance with article 29 of the Telefónica, S.A. corporate Bylaws, the Board of Directors shall be composed of a minimum of five and a maximum of twenty members. However, in line with the Good Governance tendencies to reduce the number of Board Members, the General Shareholder's Meeting held on June 9, 2017 approved the establishment of seventeen members as the number of Board of Directors members, based on the recommendation of the Company Board of Directors and the favorable report of the Nominating, Compensation and Corporate Governance Committee.
The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.
Likewise, it is important to bear in mind that the Board of Directors of the Company have six Committees (the Executive Commission and five Advisory Committees), which ensures the active participation of all its Directors. Likewise, the existing number of Directors makes it possible for each of the aforementioned Committees to have the ideal composition, taking into account their functions, which reinforces their proper functioning, the independence of the legally mandatory Committees and the adequate dedication of their members, who are not overloaded with work.

14.That the board of directors should approve a policy aimed at promoting an appropriate composition of the board that:
a) Is concrete and verifiable.

b) Ensures that proposals for appointment or re-election are based on a prior analysis of the competences required by the board; and that

c) Favours diversity of knowledge, experience, age and gender. Therefore, measures that encourage the company to have a significant number of female senior managers are considered to favour gender diversity.

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The results of the prior analysis of competences required by the board should be written up in the nomination committee’s explanatory report, to be published when the general shareholders’ meeting is convened that will ratify the appointment and re-election of each director.

The nomination committee should run an annual check on compliance with this policy and set out its findings in the annual corporate governance report.

Complies

15.That proprietary and independent directors constitute a substantial majority of the board of directors and that the number of executive directors is kept at a minimum, taking into account the complexity of the corporate group and the percentage of equity participation of executive directors.
Further, the number of female directors should account for at least 40% of the members of the board of directors before the end of 2022 and thereafter, and not less than 30% previous to that.
Complies

16.That the percentage of proprietary directors divided by the number of non-executive directors is no greater than the proportion of the equity interest in the company represented by said proprietary directors and the remaining share capital.
This criterion may be relaxed:
a) In companies with a high market capitalization in which interests that are legally considered significant are minimal.
b) In companies where a diversity of shareholders is represented on the board of directors without ties among them.
Explain
The aforementioned recommendation 16 refers to the composition of the group of non executive Directors. As stated in Section 4.1.1. of this Annual Corporate Governance Report, at December 31, 2020, the group of non Executive Directors of Telefónica, S.A. was composed of 15 members (of a total of 17 Members), of whom 4 are Proprietary Directors, 9 are Independent Directors and 2 falls under the Other External category.
Out of the four Proprietary Directors, two represent or have been proposed by CaixaBank, S.A. (CaixaBank), the holder of 4.70% of the share capital of Telefónica, S.A.; and another two represent or have been proposed by Banco Bilbao Vizcaya Argentaria, S.A., holder of 4.96% of the share capital.
Applying the proportional criterion established in Article 243 of the LSC regarding the total number of Directors, the stakes held by CaixaBank and BBVA are sufficient to entitle each entity to appoint a Director.
Moreover, it must be taken into account that recommendation 16 stipulates that this strict proportionality criterion can be relaxed so the weight of Proprietary Directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.
In this regard, Telefónica ranks among the top listed companies on Spanish stock exchanges in terms of stock market capitalization, reaching the figure of 17,933 million euros at December 31, 2020, which means a very high absolute value of the stakes of CaixaBank and BBVA in Telefónica (that of CaixaBank was around 843 million euros, and that of BBVA was around 889 million euros). This justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the Board each (to which they would strictly have the right in accordance with Article 243 of the Spanish Corporations Act) to two members, i.e. permitting the appointment of just one more Proprietary Director over the strictly legal proportion.

17.That the number of independent directors represents at least half of the total number of directors.
Nonetheless, when the company does not have a high level of market capitalisation or in the event that it is a high cap company with one shareholder or a group acting in a coordinated fashion who together control more than 30% of the company’s equity, the number of independent directors represents at least one third of the total number of directors.
Complies

18.That companies publish and update the following information regarding directors on the company website:
a) Professional profile and biography.

b) Any other boards to which the director belongs, regardless of whether the companies are listed, as well as any other remunerated activities engaged in, regardless of type.

c) Category of directorship, indicating, in the case of individuals who represent significant shareholders, the shareholder that they represent or to which they are connected.

d) The date of their first appointment as a director

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of the company’s board of directors, and any subsequent re-election.

e) The shares and options they own.
Complies

19.That the annual corporate governance report, after verification by the appointments committee, explains the reasons for the appointment of proprietary directors at the proposal of the shareholders whose equity interest is less than 3%. It should also explain, where applicable, why formal requests from shareholders for membership on the board meeting were not honored, when their equity interest is equal to or exceeds that of other shareholders whose proposal for proprietary directors was honored.
Not applicable

20.That proprietary directors representing significant shareholders must resign from the board if the shareholder they represent disposes of its entire equity interest. They should also resign, in a proportional fashion, in the event that said shareholder reduces its percentage interest to a level that requires a decrease in the number of proprietary directors representing this shareholder.
Not applicable

21.That the board of directors may not propose the dismissal of any independent director before the completion of the director’s term provided for in the articles of association unless the board of directors finds just cause and a prior report has been prepared by the appointments committee. Specifically, just cause is considered to exist if the director takes on new duties or commits to new obligations that would interfere with his or her ability to dedicate the time necessary for attention to the duties attendant to his post as a director, fails to complete the tasks inherent to his or her post, or enters into any of the circumstances which would cause the loss of independent status in accordance with applicable law.
The dismissal of independent directors may also be proposed as a result of a public share offer, joint venture or similar transaction entailing a change in the shareholder structure of the company, provided that such changes in the structure of the board are the result of the proportionate representation criteria provided for in recommendation 16.
Complies

22.That companies should establish rules obliging directors to disclose any circumstance that might harm the organisation’s name or reputation, related or not to their actions within the company, and tendering their resignation as the case may be, and, in particular, to inform the board of any criminal charges brought against them and the progress of any subsequent trial.
When the board of directors is informed or becomes aware of any of the situations mentioned in the previous paragraph, the board of directors should examine the case as soon as possible and, attending to the particular circumstances, decide, based on a report from the nomination and remuneration committee, whether or not to adopt any measures such as opening of an internal investigation, calling on the director to resign or proposing his or her dismissal. The board of directors should give a reasoned account of all such determinations in the annual corporate governance report, unless there are special circumstances that justify otherwise, which must be recorded in the minutes. This is without prejudice to the information that the company must disclose, if appropriate, at the time it adopts the corresponding measures.
Complies

23.That all directors clearly express their opposition when they consider any proposal submitted to the board of directors to be against the company’s interests. This particularly applies to independent directors and directors who are unaffected by a potential conflict of interest if the decision could be detrimental to any shareholders not represented on the board of directors.
Furthermore, when the board of directors makes significant or repeated decisions about which the director has serious reservations, the director should draw the appropriate conclusions and, in the event the director decides to resign, explain the reasons for this decision in the letter referred to in the next recommendation.
This recommendation also applies in the case of the secretary of the board of directors, despite not being a director.
Not applicable

24.That directors who give up their position before their tenure expires, through resignation or resolution of the general meeting, should state the reasons for this decision, or in the case of non-executive directors, their opinion of the reasons for

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the general meeting resolution, in a letter to be sent to all members of the board.
This should all be reported in the annual corporate governance report, and if it is relevant for investors, the company should publish an announcement of the departure as rapidly as possible, with sufficient reference to the reasons or circumstances provided by the director.
Not applicable

25.That the appointments committee ensures that non-executive directors have sufficient time in order to properly perform their duties.
And that the board rules establish the maximum number of company boards on which directors may sit.
Complies

26.That the board of directors meet frequently enough so that it may effectively perform its duties, at least eight times per year, following a schedule of dates and agenda established at the beginning of the year and allowing each director individually to propose items do not originally appear on the agenda.
Complies

27.That director absences only occur when absolutely necessary and are quantified in the annual corporate governance report. And when absences occur, that the director appoints a proxy with instructions.
Complies

28.That when directors or the secretary express concern regarding a proposal or, in the case of directors, regarding the direction in which the company is headed and said concerns are not resolved by the board of directors, such concerns should be included in the minutes, upon a request from the protesting party.
Not applicable

29.That the company establishes adequate means for directors to obtain appropriate advice in order to properly fulfill their duties including, should circumstances warrant, external advice at the company’s expense.
Complies
30.That, without regard to the knowledge necessary for directors to complete their duties, companies make refresher courses available to them when circumstances require.
Complies

31.That the agenda for meetings clearly states those matters about which the board of directors are to make a decision or adopt a resolution so that the directors may study or gather all relevant information ahead of time.
When, under exceptional circumstances, the chairman wishes to bring urgent matters for decision or resolution before the board of directors which do not appear on the agenda, prior express agreement of a majority of the directors shall be necessary, and said consent shall by duly recorded in the minutes.
Complies

32.That directors shall be periodically informed of changes in equity ownership and of the opinions of significant shareholders, investors and rating agencies of the company and its group.
Complies

33.That the chairman, as the person responsible for the efficient workings of the board of directors, in addition to carrying out his duties required by law and the articles of association, should prepare and submit to the board of directors a schedule of dates and matters to be considered; organise and coordinate the periodic evaluation of the Board as well as, if applicable, the chief executive of the company, should be responsible for leading the board and the effectiveness of its work; ensuring that sufficient time is devoted to considering strategic issues, and approve and supervise refresher courses for each director when circumstances so dictate.
Complies

34.That when there is a coordinating director, the articles of association or the board rules should confer upon him the following competencies in addition to those conferred by law: chairman of the board of directors in the absence of the chairman and deputy chairmen, should there be any; reflect

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the concerns of non-executive directors; liaise with investors and shareholders in order to understand their points of view and respond to their concerns, in particular as those concerns relate to corporate governance of the company; and coordinate a succession plan for the chairman.
Complies

35.That the secretary of the board of directors should pay special attention to ensure that the activities and decisions of the board of directors take into account the recommendations regarding good governance contained in this code of good governance and which are applicable to the company.
Complies

36.That the board of directors meet in plenary session once a year and adopt, where appropriate, an action plan to correct any deficiencies detected in the following:
a) The quality and efficiency of the board of directors’ work.
b) The workings and composition of its committees.
c) Diversity of membership and competence of the Bboard of directors.
d) Performance of the chairman of the board of directors and the chief executive officer of the company.
e) Performance and input of each director, paying special attention to those in charge of the various board committees.
In order to perform its evaluation of the various committees, the board of directors will take a report from the committees themselves as a starting point and for the evaluation of the board, a report from the appointments committee.
Every three years, the board of directors will rely upon the assistance of an external advisor for its evaluation, whose independence shall be verified by the appointments committee.
Business relationships between the external adviser or any member of the adviser’s group and the company or any company within its group shall be specified in the annual corporate governance report.
The process and the areas evaluated shall be described in the annual corporate governance report.
Complies

37.That when there is an executive committee, there should be at least two non executive members, at least one of whom should be independent; and its secretary should be the secretary of the board of directors.
Complies
38.That the board of directors must always be aware of the matters discussed and decisions taken by the executive committee and that all members of the board of directors receive a copy of the minutes of meetings of the executive committee.
Complies

39.That all members of the audit committee, particularly its chairman, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management matters, both financial and non-financial.
Complies

40.That under the supervision of the audit committee, there must be a unit in charge of the internal audit function, which ensures that information and internal control systems operate correctly, and which reports to the non-executive chairman of the board or of the audit committee.
Complies

41.That the head of the unit handling the internal audit function should present an annual work programme to the audit committee, for approval by this committee or the board, inform it directly of any incidents or scope limitations arising during its implementation, the results and monitoring of its recommendations, and submit an activities report at the end of each year.
Complies

42.That in addition to the provisions of applicable law, the audit committee should be responsible for the following:
1. With regard to information systems and internal control:
a) Monitor and evaluate the preparation process

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and the integrity of the financial and non-financial information, as well as the control and management systems for financial and non-financial risks related to the company and, where appropriate, to the group – including operating, technological, legal, social, environmental, political and reputational risks or those related to corruption – reviewing compliance with regulatory requirements, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.
b) Monitor the independence of the unit handling the internal audit function; propose the selection, appointment and removal of the head of the internal audit service; propose the service’s budget; approve or make a proposal for approval to the board of the priorities and annual work programme of the internal audit unit, ensuring that it focuses primarily on the main risks the company is exposed to (including reputational risk); receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.
c) Establish and supervise a mechanism that allows employees and other persons related to the company, such as directors, shareholders, suppliers, contractors or subcontractors, to report irregularities of potential significance, including financial and accounting irregularities, or those of any other nature, related to the company, that they notice within the company or its group. This mechanism must guarantee confidentiality and enable communications to be made anonymously, respecting the rights of both the complainant and the accused party.
d) In general, ensure that the internal control policies and systems established are applied effectively in practice.
2. With regard to the external auditor:
a) Investigate the issues giving rise to the resignation of the external auditor, should this come about.
b) Ensure that the remuneration of the external auditor does not compromise its quality or independence.
c) Ensure that the company notifies any change of external auditor through the CNMV, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.
d) Ensure that the external auditor has a yearly meeting with the board in full to inform it of the work undertaken and developments in the company’s risk and accounting positions.
e) Ensure that the company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.
Complies

43.That the audit committee may require the presence of any employee or manager of the company, even without the presence of any other member of management.
Complies

44.That the audit committee be kept abreast of any corporate and structural changes planned by the company in order to perform an analysis and draft a report beforehand to the board of directors regarding economic conditions and accounting implications and, in particular, any exchange ratio involved.
Complies

45.That the risk control and management policy should identify or establish at least:
a) The different types of financial and non-financial risk the company is exposed to (including operational, technological, financial, legal, social, environmental, political and reputational risks, and risks relating to corruption), with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks.
b) A risk control and management model based on different levels, of which a specialised risk committee will form part when sector regulations provide or the company deems it appropriate.
c) The level of risk that the company considers acceptable.
d) The measures in place to mitigate the impact of identified risk events should they occur.

e) The internal control and reporting systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.

Complies

46.That under the direct supervision of the audit committee or, if applicable, of a specialised

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committee of the board of directors, an internal control and management function should exist delegated to an internal unit or department of the company which is expressly charged with the following responsibilities:
a) Ensure the proper functioning of risk management and control systems and, in particular, that they adequately identify, manage and quantify all material risks that may affect the company.

b) Actively participate in the creation of the risk strategy and in important decisions regarding risk management.

c) Ensure that the risk management and control systems adequately mitigate risks as defined by policy issued by the board of directors.
Complies

47.That members of the appointment and remuneration committee -- or of the appointments committee and the remuneration committee if they are separate - are chosen taking into account the knowledge, ability and experience necessary to perform the duties they are called upon to carry out and that the majority of said members are independent directors.
Complies

48.That high market capitalization companies have formed separate appointments and remuneration committees.
Explain
Article 40 of the Bylaws, and Article 23 of the Regulation of the Board of Directors, expressly state, on regulating the Nominating, Compensation and Corporate Governance Committees, that the Board of Directors shall be entitled to set up two Committees, separately giving each of them powers for appointments, and the other the powers for remuneration, while the corporate governance powers may be included in either one of them.
The Board of Directors of Telefónica, S.A. has not considered appropriate, so far, separating the functions of the Nominating, Compensation and Corporate Governance Committee because it believes that by putting the powers to assess Directors and determine their remuneration in the same Committee, is helpful to coordinate and to produce a results-driven remuneration system (pay for performance). The Board also considers that the workload of the Nominating, Compensation and Corporate Governance Committee and, therefore, its members, is reasonable and does not make it advisable, for the time being, to divide it into two separate committees. Furthermore, it is noted that the Board of Directors currently has five Consultative Committees (Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, Regulation and Institutional Affairs Committee, Sustainability and Quality Committee and the Strategy and Innovation Committee), in addition to the Executive Commission.
In this context, the separation of the Nominating, Compensation and Corporate Governance Committee would not have been appropriate with the facilitating objective of the reorganization of the Consultative or Committees of the Company, approved by the Board of Directors on April 27, 2016, generating unnecessary inefficiencies and needs for additional allocations.
49.That the appointments committee consult with the chairman of the board of directors and the chief executive of the company, especially in relation to matters concerning executive directors.
And that any director may ask the appointments committee to consider potential candidates he or she considers appropriate to fill a vacancy on the board of directors.
Complies

50.That the remuneration committee exercises its functions independently and that, in addition to the functions assigned to it by law, it should be responsible for the following:
a) Propose basic conditions of employment for senior management.

b) Verify compliance with company remuneration policy.

c) Periodically review the remuneration policy applied to directors and senior managers, including remuneration involving the delivery of shares, and guarantee that individual remuneration be proportional to that received by other directors and senior managers.

d) Oversee that potential conflicts of interest do not undermine the independence of external advice rendered to the board.

e) Verify information regarding remuneration paid to directors and senior managers contained in the various corporate documents, including the annual report on director remuneration.
Complies

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51.That the remuneration committee consults with the chairman and the chief executive of the company, especially in matters relating to executive directors and senior management.
Complies

52.That the rules regarding composition and workings of supervision and control committees appear in the rules governing the board of directors and that they are consistent with those that apply to mandatory committees in accordance with the recommendations above, including:
a) That they are comprised exclusively of non-executive directors, with a majority of them independent.

b) That their chairmen be independent directors.

c) That the board of directors select members of these committees taking into account their knowledge, skills and experience and the duties of each committee; discuss their proposals and reports; and detail their activities and accomplishments during the first plenary session of the board of directors held after the committee’s last meeting.

d) That the committees be allowed to avail themselves of outside advice when they consider it necessary to perform their duties.

e) That their meetings be recorded and the minutes be made available to all directors.
Explain
1. The supervision and control committees which are attributed the powers referred to in recommendation 52 are the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee. The composition and operation rules of the two Committees are set out in the Regulation of the Board of Directors and in the specific Regulations of each one of them. Likewise, both Committees are not only consistent with legally dispositions applicable but are also an improvement upon them, in certain areas. For example, according to the Regulation of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee must have a majority of independent members, as opposed to the minimum of two according to prevailing laws. In fact, in practice, the Committee is composed of three independent Directors, and two with the category of "Other external".
2. The Board of Directors has other Consulting Committees which are allocated other functions (Regulation and Institutional Affairs Committee, Sustainability and Quality Committee, and Strategy and Innovation Committee), which are strongly linked with the businesses developed by the Company and with management aspects, and, in particular, the Sustainability and Quality Committee has some of the functions set out in Recommendations 53 and 54 below.
These Committees are expressly regulated in the Regulation of the Board of Directors, although with fewer details with respect to those that are legally mandatory. However, all these non-mandatory committees are, in practice, subject to the operating rules set out in Recommendation 52 c), d) and e).
It has been considered that Committees with powers in matters linked to the Company's businesses and management aspects do not necessarily have to be chaired by independent Directors nor, except for the Sustainability and Quality Committee in accordance with Recommendation 53, do most of the members of the committees need to have independent directors, but rather it is preferable to take into account the technical knowledge and specific expertise of their members when appointing the Director to chair them and the other Directors who should sit on these committees.
53.That the task of supervising compliance with the policies and rules of the company in the environmental, social and corporate governance areas, and internal rules of conduct, should be assigned to one board committee or split between several, which could be the audit committee, the nomination committee, a committee specialised in sustainability or corporate social responsibility, or a dedicated committee established by the board under its powers of selforganisation. Such a committee should be made up solely of non-executive directors, the majority being independent and specifically assigned the following minimum functions.
Complies

54.That the minimum functions referred to in the previous recommendation are as follows:
a) Monitor compliance with the company’s internal codes of conduct and corporate governance rules, and ensure that the corporate culture is aligned with its purpose and values.

b) Monitor the implementation of the general policy regarding the disclosure of economic-financial, non-financial and corporate information, as well as communication with shareholders and investors, proxy advisors and other stakeholders. Similarly, the way in which the entity communicates and relates with small and medium-sized shareholders should be monitored.

c) Periodically evaluate the effectiveness of the company’s corporate governance system and environmental and social policy, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the

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legitimate interests of remaining stakeholders.

d) Ensure the company’s environmental and social practices are in accordance with the established strategy and policy.

e) Monitor and evaluate the company’s interaction with its stakeholder groups.

Complies

55.That the environmental and social sustainability policies should identify and include at least:
a) The principles, commitments, objectives and strategy regarding shareholders, employees, clients, suppliers, social welfare issues, the environment, diversity, fiscal responsibility, respect for human rights and the prevention of corruption and other illegal conducts.

b) The methods or systems for monitoring compliance with policies, associated risks and their management.

c) The mechanisms for supervising non-financial risk, including that related to ethical aspects and business conduct.

d) Channels for stakeholder communication, participation and dialogue.

e) Responsible communication practices that prevent the manipulation of information and protect the company’s honour and integrity.

Complies

56.That director remuneration be sufficient in order to attract and retain directors who meet the desired professional profile and to adequately compensate them for the dedication, qualifications and responsibility demanded of their posts, while not being so excessive as to compromise the independent judgment of non-executive directors.
Complies

57.That only executive directors receive remuneration linked to corporate results or personal performance, as well as remuneration in the form of shares, options or rights to shares or instruments whose value is indexed to share value, or long-term savings plans such as pension plans, retirement accounts or any other retirement plan.
Shares may be given to non-executive directors under the condition that they maintain ownership of the shares until they leave their posts as directors. The forgoing shall not apply to shares that the director may be obliged sell in order to meet the costs related to their acquisition.
Complies
58.That as regards variable remuneration, the policies incorporate limits and administrative safeguards in order to ensure that said remuneration is in line with the work performance of the beneficiaries and are not based solely upon general developments in the markets or in the sector in which the company operates, or other similar circumstances.

And, in particular, that variable remuneration components:

a) Are linked to pre-determined and measurable performance criteria and that such criteria take into account the risk undertaken to achieve a given result.
b) Promote sustainability of the company and include non-financial criteria that are geared towards creating long term value, such as compliance with rules and internal operating procedures and risk management and control policies.
c) Are based upon balancing short-, medium- and long-term objectives, permitting the reward of continuous achievement over a period of time long enough to judge creation of sustainable value such that the benchmarks used for evaluation are not comprised of one-off, seldom occurring or extraordinary events.

Complies

59.That the payment of the variable components of remuneration is subject to sufficient verification that previously established performance, or other, conditions have been effectively met. Entities should include in their annual directors’ remuneration report the criteria relating to the time required and methods for such verification, depending on the nature and characteristics of each variable component.

Additionally, entities should consider establishing a reduction clause (‘malus’) based on deferral for a sufficient period of the payment of part of the variable components that implies total or partial loss of this remuneration in the event that prior to the time of payment an event occurs that makes this advisable.

Complies

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60.That remuneration related to company results takes into account any reservations which may appear in the external auditor’s report which would diminish said results.

Complies

61.That a material portion of variable remuneration for executive directors depends upon the delivery of shares or instruments indexed to share value.

Complies

62.That following the award of shares, options or financial instruments corresponding to the remuneration schemes, executive directors should not be able to transfer their ownership or exercise them until a period of at least three years has elapsed.

Except for the case in which the director maintains, at the time of the transfer or exercise, a net economic exposure to the variation in the price of the shares for a market value equivalent to an amount of at least twice his or her fixed annual remuneration through the ownership of shares, options or other financial instruments.

The foregoing shall not apply to the shares that the director needs to dispose of to meet the costs related to their acquisition or, upon favourable assessment of the nomination and remuneration committee to address an extraordinary situation.

Explain
As stipulated in section 4.2 of the current Directors’ Remuneration Policy, the Executive Directors must hold (directly or indirectly) a number of shares (including those provided as remuneration) equivalent to two (2) years’ gross Fixed Remuneration as long as they are members on the Board of Directors and perform executive duties. The term set for achieving this target is five years, counted from January 1, 2019 or, in the case of Executive Directors appointed at a later time, counted from the date of their appointment, unless the Board of Directors/Nominating, Compensation and Corporate Governance Committee approve a longer term when exceptional situations arise.
Although this requirement came into force on January 1, 2019 and the Executive Directors are allowed until December 31, 2023 to comply with it, the Executive Chairman of the Company, Mr. José María Álvarez-Pallete López, held 1,812,359 shares of Telefónica, S.A. on December 31, 2020, which were valued at a price of €4.1761 per share (according to the average value in 2020), representing 394% of his fixed remuneration. Likewise, the Chief Operating Officer (COO), Mr. Ángel Vilá Boix, held 418,218 shares of Telefónica, S.A., which were valued at the same price per share, representing 109% of his fixed remuneration.
The percentage representing the value of the shares, according to their average value in 2020, regarding the Fixed Remuneration of the Executive Directors, has been reduced compared with the previous financial year due to the lower trading price of Telefónica’s shares in the financial year 2020. In any case, the price at which the Executive Directors acquired their shares represents an amount that far exceeds twice their Fixed Remuneration.
However, the new Remuneration Policy that will be submitted for approval at the General Shareholders’ Meeting in 2021 determines that, if this commitment is breached, the shares that the Executive Director receives within the scope of any variable remuneration component will be subject to a minimum retention period of three years; therefore raising the Executive Director’s level of commitment, thus complying with Recommendation 62.

63.That contractual arrangements include a clause which permits the company to seek reimbursement of variable remuneration components in the event that payment does not coincide with performance criteria or when delivery was made based upon data later deemed to be inaccurate.

Partially complies
The Nominating, Compensation and Corporate Governance Committee is empowered to propose that the Board of Directors cancels a variable remuneration payment in the event of circumstances such as those described in this recommendation. The Nominating, Compensation and Corporate Governance Committee will also assess if exceptional circumstances of this kind may even entail the termination of the relationship with the person responsible, proposing measures which are deemed pertinent to the Board of Directors.

64.That termination payments should not exceed a fixed amount equivalent to two years of the director’s total annual remuneration and should not be paid until the company confirms that he or she has met the predetermined performance criteria.

For the purposes of this recommendation, payments for contractual termination include any payments whose accrual or payment obligation arises as a consequence of or on the occasion of the termination of the contractual relationship that linked the director with the company, including previously unconsolidated amounts for long-term savings schemes and the amounts paid under post-contractual non-compete agreements.

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CONSOLIDATED ANNUAL REPORT 2020	2020 Consolidated Management Report

Explain
With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, maintain the conditions of their previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Every annual payment includes the last fixed remuneration and the arithmetic average of the last two variable annual remuneration received according to contract.

List whether any directors voted against or abstained from voting on the approval of this report.
No
I declare that the information included in this statistical annex are the same and are consistent with the descriptions and information included in the annual corporate governance report published by the company.

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4.9.2. Statistics on Annual Report on Remuneration of Directors of listed companies (established by Circular 1/2020, of October 6, of the National Securities Market Commission, which modifies Circular 4/2013, of June 12, which establishes the annual remuneration report models of the Directors of listed public limited companies).

Unless otherwise indicated all data as of December 31, 2020.

B. Overall summary of how remuneration policy has been applied during the year ended
B.4 Report on the result of the consultative vote at the General Shareholders’’ Meeting on remuneration in the previous year, indicating the number of votes against that may have been cast:

	Number	% of total
Votes cast	2,804,038,764	54.01%

	Number	% cast
Votes against	257,947,548	9.20%
Votes in favour	2,503,901,437	89.30%
Abstentions	42,189,779	1.50%

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CONSOLIDATED ANNUAL REPORT 2020	2020 Consolidated Management Report
C Itemised individual remuneration accrued by each Director

Name	Type	Period of accrual in 2020
Mr. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	Executive Chairman	From 01/01/2020 to 31/12/2020
Mr. ISIDRO FAINÉ CASAS	Proprietary Vice Chairman	From 01/01/2020 to 31/12/2020
Mr. JOSÉ MARÍA ABRIL PÉREZ	Proprietary Vice Chairman	From 01/01/2020 to 31/12/2020
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	Independent Vice Chairman	From 01/01/2020 to 31/12/2020
Mr. ÁNGEL VILÁ BOIX	Chief Operating Officer	From 01/01/2020 to 31/12/2020
Mr. JUAN IGNACIO CIRAC SASTURAIN	Independent Director	From 01/01/2020 to 31/12/2020
Mr. PETER ERSKINE	Other External Director	From 01/01/2020 to 31/12/2020
Ms. SABINA FLUXÀ THIENEMANN	Independent Director	From 01/01/2020 to 31/12/2020
Ms. CARMEN GARCÍA DE ANDRÉS	Independent Director	From 01/01/2020 to 31/12/2020
Ms. MARÍA LUISA GARCÍA BLANCO	Independent Director	From 01/01/2020 to 31/12/2020
Mr. JORDI GUAL SOLÉ	Proprietary Director	From 01/01/2020 to 31/12/2020
Mr. PETER LÖSCHER	Independent Director	From 01/01/2020 to 31/12/2020
Mr. IGNACIO MORENO MARTÍNEZ	Proprietary Director	From 01/01/2020 to 31/12/2020
Ms. VERÓNICA PASCUAL BOÉ	Independent Director	From 01/01/2020 to 31/12/2020
Mr. FRANCISCO JAVIER DE PAZ MANCHO	Other External Director	From 01/01/2020 to 31/12/2020
Mr. FRANCISCO JOSÉ RIBERAS MERA	Independent Director	From 01/01/2020 to 31/12/2020
Ms. CLAUDIA SENDER RAMÍREZ	Independent Director	From 01/01/2020 to 31/12/2020

C.1 Complete the following tables regarding the individual remuneration of each director (including the salary received for performing executive duties) accrued during the year.

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a) Remuneration from the reporting company:
i) Remuneration in cash (thousand euros)

Name	Fixed Remuneration	Per diem allowances	Remuneration for member ship of Board’s committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total in 2020	Total in 2019
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	1,923	3,112	0	0	0	5,035	5,371
MR. ISIDRO FAINÉ CASAS	200	0	80	0	0	0	0	0	280	280
MR. JOSÉ MARÍA ABRIL PÉREZ	200	9	91	0	0	0	0	0	300	300
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	200	25	115	0	0	0	0	0	340	259
MR. ÁNGEL VILÁ BOIX	0	0	0	1,600	2,158	0	0	0	3,758	3,990
MR. JUAN IGNACIO CIRAC SASTURAIN	120	10	12	0	0	0	0	0	142	140
MR. PETER ERSKINE	120	19	114	0	0	0	0	0	253	251
MS. SABINA FLUXÀ THIENEMANN	120	4	4	0	0	0	0	0	128	139
MS. CARMEN GARCÍA DE ANDRÉS	120	24	22	0	0	0	0	0	166	161
MS. MARÍA LUISA GARCÍA BLANCO	120	22	22	0	0	0	0	0	164	158
MR. JORDI GUAL SOLÉ	120	20	22	0	0	0	0	0	162	161
MR. PETER LÖSCHER	120	30	39	0	0	0	0	0	189	168
MR. IGNACIO MORENO MARTÍNEZ	120	35	45	0	0	0	0	0	200	195
MS. VERÓNICA PASCUAL BOÉ	120	9	11	0	0	0	0	0	140	0
MR. FRANCISCO JAVIER DE PAZ MANCHO	120	31	125	0	0	0	0	0	276	280
MR. FRANCISCO JOSÉ RIBERAS MERA	120	0	0	0	0	0	0	0	120	120
MS. CLAUDIA SENDER RAMÍREZ	120	10	11	0	0	0	0	0	141	0

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CONSOLIDATED ANNUAL REPORT 2020	2020 Consolidated Management Report
ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

Name	Name of Plan	Financial instruments at start of 2020		Financial instruments granted at start of 2020		Financial instruments consolidated during the year				Instruments matured but not exercised	Financial instruments at end of 2020
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares/handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (thousand €)	No. of instruments	No. of instruments	No. of equivalent shares
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	Performance Share Plan (“PSP”) 2018-2021 (First Cycle)	421,000	421,000	0	0	0	0	0.00	0	421,000	0	0
	Performance Share Plan (“PSP”) 2019-2022 (Second Cycle)	468,000	468,000	0	0	0	0	0	0	0	468,000	468,000
	Performance Share Plan (“PSP”) 2020-2023 (Third Cycle)	0	0	267,000	267,000	0	0	0	0	0	267,000	267,000
	Global Employee Share Plan ("GESP") 2019-2021	56	56	111	111	0	0	0	0	0	167	167
MR. ÁNGEL VILÁ BOIX	Performance Share Plan (“PSP”) 2018-2021 (First Cycle)	312,000	312,000	0	0	0	0	0.00	0	312,000	0	0
	Performance Share Plan (“PSP”) 2019-2022 (Second Cycle)	347,000	347,000	0	0	0	0	0	0	0	347,000	347,000
	Performance Share Plan (“PSP”) 2020-2023 (Third Cycle)	0	0	198,000	198,000	0	0	0	0	0	198,000	198,000
	Global Employee Share Plan ("GESP") 2019-2021	56	56	111	111	0	0	0	0	0	167	167

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iii) Long-term saving systems

Name	Remuneration from consolidation of rights to savings system (thousand €)
Mr. José María Álvarez-Pallete López	132
Mr. Ángel Vilá Boix	72

	Contribution over the year from the company (thousand €)				Amount of accumulated funds (thousand €)
Name	Savings systems with consolidated economic rights		Savings systems with consolidated economic rights		Systems with consolidated economic rights		Systems with unconsolidated economic rights
	2020 Year	2019 Year	2020 Year	2019 Year	2020 Year	2019 Year	2020 Year	2019 Year
Mr. José María Álvarez-Pallete López	132	132	541	541	927	796	9,389	8,860
Mr. Ángel Vilá Boix	72	72	488	488	675	602	7,170	6,688

iv) Details of other items

Name	Item	Remuneration Amount
Mr. José María Álvarez-Pallete López	Health insurance premium	6
Mr. José María Álvarez-Pallete López	Life insurance premium	20
Mr. Ángel Vilá Boix	Health insurance premium	6
Mr. Ángel Vilá Boix	Life insurance premium	22
Mr. Ángel Vilá Boix	Company vehicle	13

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b) Remuneration of the company directors for seats on the boards of other group companies:
i) Remuneration in cash (thousand euros)

Name	Fixed remuneration	Per diem allowances	Remuneration for member ship of Board’s committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total in 2020	Total in 2019
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	0	0	0	0	0	0	0
MR. ISIDRO FAINÉ CASAS	0	0	0	0	0	0	0	0	0	0
MR. JOSÉ MARÍA ABRIL PÉREZ	0	0	0	0	0	0	0	0	0	0
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	158	0	0	0	0	0	0	0	158	156
MR. ÁNGEL VILÁ BOIX	0	0	0	0	0	0	0	0	0	0
MR. JUAN IGNACIO CIRAC SASTURAIN	0	0	0	0	0	0	0	0	0	0
MR. PETER ERSKINE	30	0	0	0	0	0	0	0	30	20
MS. SABINA FLUXÀ THIENEMANN	0	0	0	0	0	0	0	0	0	0
MS. CARMEN GARCÍA DE ANDRÉS	0	0	0	0	0	0	0	0	0	0
MS. MARÍA LUISA GARCÍA BLANCO	0	0	0	0	0	0	0	0	0	0
MR. JORDI GUAL SOLÉ	0	0	0	0	0	0	0	0	0	0
MR. PETER LÖSCHER	74	0	0	0	0	0	0	0	74	0
MR. IGNACIO MORENO MARTÍNEZ	0	0	0	0	0	0	0	0	0	0
MS. VERÓNICA PASCUAL BOÉ	0	0	0	0	0	0	0	0	0	0
MR. FRANCISCO JAVIER DE PAZ MANCHO	286	0	0	0	0	0	0	0	286	305
MR. FRANCISCO JOSÉ RIBERAS MERA	0	0	0	0	0	0	0	0	0	0
MS. CLAUDIA SENDER RAMÍREZ	0	0	0	0	0	0	0	0	0	0

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CONSOLIDATED ANNUAL REPORT 2020	2020 Consolidated Management Report
ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

Name	Name of Plan	Financial instruments at start of 2020		Financial instruments granted at start of 2020		Financial instruments consolidated during the year				Instruments matured but not exercised	Financial instruments at end of 2020
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares/handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (thousand €)	No. of instruments	No. of instruments	No. of equivalent shares
No data

iii)    Long-term saving systems

Name	Remuneration from consolidation of rights to savings system
No data

Name	Contribution over the year from the company (thousand €)				Amount of accumulated funds (thousand €)
	Savings systems with consolidated economic rights		Savings systems with consolidated economic rights		Systems with Consolidated economic rights		Systems with unconsolidated economic rights
	Year 2020	Year 2019	Year 2020	Year 2019	Year 2020	Year 2019	Year 2020	Year 2019
Mr. José María Álvarez-Pallete López	0	0	0	0	165	165	0	0
Mr. Ángel Vilá Boix	0	0	0	0	22	22	0	0
iv) Details of other items

Name	Item	Remuneration Amount
No data

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CONSOLIDATED ANNUAL REPORT 2020	2020 Consolidated Management Report
c) Summary of remunerations (thousand €):
This should include a summary of the amounts corresponding to all the remuneration items included in this report that have accrued to each director (thousand €).

	Remuneration accrued in the company					Remuneration accrued in group companies
Name	Total cash remuneration	Gross profit of consolidated shares or financial instruments	Gross profit from options exercised	Remuneration for other items	Total 2020 company	Total cash remuneration	Gross profit of consolidated shares or financial instruments	Gross profit from options exercised	Remuneration for other items	Total 2020 group	Total 2020 company + group
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	5,035	0	132	26	5,193	0	0	0	0	0	5,193
MR. ISIDRO FAINÉ CASAS	280	0	0	0	280	0	0	0	0	0	280
MR. JOSÉ MARÍA ABRIL PÉREZ	300	0	0	0	300	0	0	0	0	0	300
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	340	0	0	0	340	158	0	0	0	158	498
MR. ÁNGEL VILÁ BOIX	3,758	0	72	41	3,871	0	0	0	0	0	3,871
MR. JUAN IGNACIO CIRAC SASTURAIN	142	0	0	0	142	0	0	0	0	0	142
MR. PETER ERSKINE	253	0	0	0	253	30	0	0	0	30	283
MS. SABINA FLUXÀ THIENEMANN	128	0	0	0	128	0	0	0	0	0	128
MS. CARMEN GARCÍA DE ANDRÉS	166	0	0	0	166	0	0	0	0	0	166
MS. MARÍA LUISA GARCÍA BLANCO	164	0	0	0	164	0	0	0	0	0	164
MR. JORDI GUAL SOLÉ	162	0	0	0	162	0	0	0	0	0	162
MR. PETER LÖSCHER	189	0	0	0	189	74	0	0	0	74	263
MR. IGNACIO MORENO MARTÍNEZ	200	0	0	0	200	0	0	0	0	0	200
MS. VERÓNICA PASCUAL BOÉ	140	0	0	0	140	0	0	0	0	0	140
MR. FRANCISCO JAVIER DE PAZ MANCHO	276	0	0	0	276	286	0	0	0	286	562
MR. FRANCISCO JOSÉ RIBERAS MERA	120	0	0	0	120	0	0	0	0	0	120
MS. CLAUDIA SENDER RAMÍREZ	141	0	0	0	141	0	0	0	0	0	141
TOTAL	11,794	0	204	67	12,065	548	0	0	0	548	12,613

Telefónica, S.A. 432

2020 Consolidated Management Report 5. Other information
D. Other Information of Interest
This annual remuneration report has been approved by the Board of Directors of the company on February 24, 2021.
State whether any director has voted against or abstained from approving this report
No

CONSOLIDATED ANNUAL REPORT 2020	Telefónica, S. A.	433

2020 Consolidated Management Report 5. Other information
4.9.3. Further information of interest
1. If there is any aspect regarding corporate governance in the company or other companies in the group that have not been included in other sections of this report, but which are necessary in order to obtain a more complete and comprehensible picture of the structure and governance practices in the company or group, describe them briefly below.
--
2. This section may also be used to provide any other information, explanation or clarification relating to previous sections of the report, so long as it is relevant and not redundant.
Specifically, state whether the company is subject to any corporate governance legislation other than that prevailing in Spain and, if so, include any information required under this legislation that differs from the data requested in this report.
3. The company may also state whether it voluntarily complies with other ethical or best practice codes, whether international, sector-based, or other. In such a case, name the code in question and the date the company began following it. It should be specifically mentioned that the company adheres to the Code of Good Tax Practices of 20 July, 2010.
- Note 1 to Section 4.2.2. of Annual Corporate Governance Report and Section A.2. of Annual Corporate Governance Report Statistical Annex
This reflects the information contained in the communication notified by Blackrock, Inc to the CNMV on March 31, 2020 and taking into account the latest capital increase of the Company (deed was executed on December 30, 2020 and registered on January 5, 2021). On October 10, 2020 Blackrock, Inc. filed Schedule 13G/A with the SEC notifying that its shareholding in Telefónica's share capital was 4.9%.
In accordance with the submitted communication by BlackRock, Inc. to the Spanish National Securities Market Commission (CNMV) on January 23, 2019, on February 1, 2019, on March 5, 2019, on June 17, 18 and 19, 2019, on July 24, 2019, on December 27, 2019, on March 19, 2020 and on March 31, 2020, the details of the control chain through this entity owns the voting right and/or the financial instruments is the following:
1.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., Blackrock HK Holdco Limited, BlackRock Lux Finco S.a.r.l., BlackRock Japan Holdings GK, BlackRock Japan Co., Ltd.
2.- BlackRock, Inc., Trident Merger, LLC, BlackRock Investment Management, LLC.
3.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Investment Management (UK) Limited.
4.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Australia Holdco Pty. Ltd., BlackRock Investment Management (Australia) Limited.
5.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock International Limited.
6.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc., BlackRock Institutional Trust Company, National Association.
7.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc., BlackRock Fund Advisors.
8.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc.
9.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., BlackRock HK Holdco Limited, BlackRock Asset Management North Asia Limited.
10.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG.
11.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., Blackrock Holdco 3, LLC, BlackRock Canada Holdings LP, BlackRock Canada Holdings ULC, BlackRock Asset Management Canada Limited.
12.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock Capital Holdings, Inc.,

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2020 Consolidated Management Report 5. Other information
BlackRock Advisors, LLC.
13.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Advisors (UK) Limited.
14.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd, BlackRock (Singapore) Limited.
15.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock (Netherlands) B.V.
- Note 2 to Section C.1.11 of Annual Corporate Governance Report Statistical Annex
Mr. Isidro Fainé Casas is Chairman of Honorary Chairman of Naturgy Energy Group, S.A. and Special Advisory of the Board of The Bank of East Asia Limited.
Even though on December 31, 2020 he no longer held this position, until October 2020, Mr. Isidro Fainé Casas was Director of Suez, S.A.
Mr. Jordi Gual Solé is member of the Supervisory Board of Erste Group Bank, AG.
Mr. Peter Löscher is member of the Supervisory Board of Koninklijke Philips N.V. (Philips).
- Note 3 to Section C.2.1 of Annual Corporate Governance Report Statistical Annex
Even though on December 31, 2020 he no longer held this position, until February 19, 2020, Mr. José Javier Echenique Landiribar was Chairman of the Audit and Compliance Committee.
The Board of Directors at its meeting hel on January 27, 2021, appointed Mr. Peter Löscher as a Member of the Executive Commission, with effect from such exact date.
In addition, the Board of Directors at its meeting held on February 24, 2021, appointed Ms. Claudia Sender Ramírez as a Member of the Strategy and Innovation Committee, with effect from such exact date, to replace Mr. Peter Löscher who no longer is a Member of the Strategy and Innovation Committee.
- Note 4 to Section D.2 of Annual Corporate Governance Report Statistical Annex
Transactions included in this section under 'Other', amounting to 7,167 between Banco Bilbao Vizcaya Argentaria, S.A. and Telefónica, S.A., refer to Other Expenses (102) and Dividends received (7,065).
Transactions included in this section under 'Finance arrangements: Loans', amounting to 289,531 between Banco Bilbao Vizcaya Argentaria, S.A. and Telefónica, S.A., refer to Finance arrangements: loans (borrower) (125,621) and Finance arrangements: other (borrower) (163,910).
Transactions included in this section under 'Other', for the sum of 3,726 between Banco Bilbao Vizcaya Argentaria, S.A. and Rest of Telefónica Group, refer to Other Expenses (214), to Gains from derecognition or disposal of assets (8), and to Other Revenues (3,504).
Transactions included in this section under "Other", for the sum of 477,011 between CaixaBank, S.A. and Rest of Telefónica Group, refer to Other Expenses (11) and Factoring operations in force (477,000).
See complementary information in Note 11 ("Related Parties") to Telefónica, S.A.'s 2020 Consolidated Financial Statements.
- Note 5 to Section G of Annual Corporate Governance Report Statistical Annex
It is noted that Recommendations 10, 19, 20, 23, 24 and 28 have been indicated as not applicable as the situation referred to in these Recommendations has not been verified during the 2020 financial year.
- Note 6: Detail any material agreements entered into by the company that come into force, are modified or are terminated in the event of a change in control of the company following a public takeover bid, and their effects.
1. On April 29, 2013, Telefónica, S.A. and TLK Investment, CV (which belongs to Corporación Multi-Inversiones, or “CMI”, a Business Group domiciled in Guatemala) signed an agreement whereby Telefónica and CMI incorporated a joint business venture called Telefónica Centroamérica Inversiones, S.L.U. (“TCI”), in which Telefónica contributed its assets in Central America (except for its Costa Rica assets) and CMI made a monetary contribution of USD 500,000,000. As a result of these contributions, Telefónica owns a 60% interest in the share capital of TCI, while CMI's stake is 40%. This arrangement was completed on August 2, 2013.
Telefónica and CMI also entered into a Shareholders' Pact in TCI, which includes a change of control clause stipulating that if there was a change of control of CMI or Telefónica, the other party would be fully entitled to: (i) exercise the right to acquire (call option) the entire stake held in TCI by the shareholder over which control has changed at the date control changed; or (ii) exercise the right to sell (put option) the entire stake the former held in TCI to the latter. In both cases, the purchase price of the stake shall be TCI's market value calculated by an independent expert.

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2020 Consolidated Management Report 5. Other information
For the purposes of the Shareholders' Pact, a change of control shall be: (i) in the case of CMI, when the last natural person or corporate body controlling CMI ceases to do so; and (ii) for Telefónica, when a natural person or corporate body not controlling Telefónica assumes control. In both instances, "control" shall be as specified in the International Financial Reporting Standards (IFRS).
2. - Financing agreements:
On May 14, 2019, Telefónica, S.A., as borrower, and Bank of China, as lender, entered into a facilities agreement amounting up to EUR 300 million.
Likewise, on March 15, 2018, Telefónica, S.A., as borrower, and a group of credit entities, as original lenders, with National Westminster Bank plc as the agent bank, entered into a syndicated loan amounting up to EUR 5,500 million.
On December 11, 2015, Telefónica, S.A., as borrower, and Banco Bilbao Vizcaya Argentaria, S.A. Niederlassung Deutschland, the Bank of Tokyo-Mitsubishi UFJ, Ltd., sucursal in Spain, Mizuho Bank Ltd, AB Svensk Exportkredit and Société Générale S.A., as original lenders, and with the support of Exportkreditnämnden, signed a financing agreement amounting up to USD 750 million. Also on that same date, Telefónica, S.A., as borrower, and Banco Santander, S.A. and Crédit Agricole Corporate and Investment Bank as original lenders, with the support of Finnvera Plc, entered into a financing agreement amounting up to EUR 500 million.
As provided for in all of the aforementioned contracts, in the event of a change of control in Telefónica, S.A., lenders may, under certain circumstances, require the early termination of these financing agreements.
The financing contracts consider the usual criteria in these types of agreement to determine if there has effectively been a change of control, such as obtain a majority of the voting rights, have the power to appoint a majority of the members of the management body, or have control over the financial and operating policies of the company.

_____________________
Finally, it should be said that as of the year 2010, Telefónica, S.A. adheres to the Code of Good Fiscal Practices, as approved by the Large Companies' Forum -a body in which major Spanish companies and the Spanish tax authorities participate-, and complies with the content of the same.
Similarly, Telefónica Group is committed to the application of other international regulations and initiatives in the area of sustainability as well as, among others, the Universal Declaration of Human Rights, the United Nations Global Compact, and other conventions and treaties agreed by international bodies such as the Organization for Economic Cooperation and Development and the International Labor Organization.
This annual corporate governance report was approved by the company’s Board of Directors at its meeting held on February 24, 2021.

Indicate whether any Directors voted against or abstained from voting on the approval of this report.
No

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2020 Consolidated Management Report 5. Other information

Chapter 5 OTHER INFORMATION _
5.1. Liquidity and Capital Resources 5.2. Treasury shares 5.3. Events after close 5.4. Average payment period of the Spanish companies 5.5. Glossary of terms

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2020 Consolidated Management Report 5. Other information
5.1. Liquidity and Capital Resources

Financing
During 2020, Telefónica obtained financing (excluding the refinancing of euro commercial paper and short-term banking loans) totaling approximately 16,909 million euros of which 10,623 million euros was at the group level and 6,287 million euros were obtained by the entity that is intended to be the vehicle of the Group’s JV in the UK with Liberty Global plc. As of the date of this Annual Report such entity is entirely owned by Liberty Global plc, but the Group will obtain a 50% interest thereof upon closing of the transaction and the transfer of Telefonica UK’s assets to such entity. Telefónica's financing activity in 2020 was focused on maintaining a solid liquidity position, as well as refinancing and extending the debt maturities (in an environment of low interest rates).
The main financing transactions carried out in the bond market in 2020 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bond	02/03/2020	02/03/2030	1,000	1,000	EUR	0.664%
EMTN Bond	05/21/2020	08/21/2027	1,250	1,250	EUR	1.201%
EMTN Bond	05/21/2020	05/21/2032	750	750	EUR	1.807%
EMTN Bond	07/13/2020	07/13/2040	500	500	EUR	1.864%
Colombia Telecomunicaciones S.A E.S.P.
Bond	07/17/2020	07/17/2030	500	408	USD	4.950%

The main financing transactions carried out in the bank market in 2020 are as follows:
•On March 12, 2020, Telefónica, S.A. drew down 150 million euros of its bilateral loan signed on November 8, 2019 and maturing in 2030.
•On May 6, 2020, Telefónica, S.A. drew down 200 million euros of its bilateral loan signed on December 4, 2019 and maturing in 2027.
•On March 24, 2020, Colombia Telecomunicaciones S.A. E.S.P. drew down USD 215 million of its bilateral loan signed on February 25, 2020 and maturing in 2025.
•On May 12, 2020, Colombia Telecomunicaciones S.A. E.S.P. drew down USD 320 million of its syndicated loan signed on March 18, 2020 and maturing in 2025. On July 17, 2020 there was an early repayment for USD 70 million, therefore the outstanding amount was from USD 320 million to USD 250 million.
•On April 20, 2020, T. Móviles Chile, S.A. drew down USD 140 million of its bilateral loan signed on April 17, 2020 and maturing in 2023.
Availability of funds
As of December 31, 2020, Telefónica’s liquidity, amounting to 21,447 million euros, includes: undrawn committed credit facilities arranged with banks for an amount of 13,354 million euros (of which 12,466 million euros maturing in more than 12 months); and cash equivalents and certain current financial assets.
Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 17, 18 and 19 to the consolidated financial statements.
Contractual commitments
Note 26 to the consolidated financial statements provides information on firm commitments giving rise to future cash outflows and associated with purchases and services received in relation to the Company’s principal activity, and any low value assets and short-term leases related to the Company’s activity, primarily.
Credit risk management
The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.
Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market.

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2020 Consolidated Management Report 5. Other information
Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk. These procedures include:
•    Statistical and expert models for customer acquisition that are used to forecast and to manage the customer expected probability of default.
•    Decision tools allowing the implementation of tailored credit strategies by product, channel, geography and type of customer.
•    Continuous monitoring of the payment behavior and solvency of the customer portfolio.
•    Internal and external collection processes designed to increase recovery through differentiated actions by debt age and customer profile.
•    Ongoing controls over the credit risk exposure.
The customer credit risk management strategy is embedded in the day-to-day operational processes guiding both the product and services available for the different customer profile and the management practices all through the customer life-cycle.
Credit rating
At December 31, 2020, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “BBB- stable outlook" from Standard & Poor's and “Baa3 stable outlook" from Moody's. During 2020, Standard and Poor’s revised the outlook to “negative“ from “stable” on April 1, 2020 and later, on November 20, 2020 downgraded the rating to “BBB - stable” from “BBB negative”. The last changes in the credit ratings prior to that took place in 2016 when Moody's downgraded the rating to “Baa3 stable” from “Baa2 negative” on November 7, 2016 and Fitch downgraded the rating to “BBB stable” from “BBB+ stable” on September 5, 2016.
In 2020, measures taken to protect the credit rating included an active portfolio management through the agreement reached for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A. and the agreement to sell approximately 10,100 sites of Telefónica Germany to Telxius (which led to the partners making equity contributions in Telxius). Apart from that, Telefónica decided to distribute dividends for fiscal year 2020 through two voluntary scrip dividends. Additionally, there was an intensive financing activity, as the Group took advantage of the historical low refinancing rates to extend average debt life, while seeking to maintain an appropriate level of liquidity.

Telefónica also reached strategic deals in 2020 to reinforce its business profile, first with Liberty Global plc, with which it has agreed to combine their respective operating businesses in the United Kingdom in a 50-50 joint venture, and second, with Allianz, with which it has agreed to create a joint venture to deploy fiber in rural areas in Germany. In January 2021, Telxius signed an agreement with American Tower Corporation for the sale of its telecommunications towers division in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina).
Dividend policy
Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments.
On March 2017 the Board of Directors of Telefónica, S.A. decided to define the corresponding payment periods of the dividends. Therefore, from there on, the dividend payment in the second quarter will take place in June, and the dividend payment in the fourth quarter will take place in December, in both cases on or before the third Friday of the corresponding month.
In February 2019, Telefónica announced the dividend policy for the year 2019: 0.40 euros per share in cash, in December 2019 (0.20 euros per share) and in June 2020 (0.20 euros per share). According to this, the Annual General Meeting held in 2019, approved a dividend distribution in cash charged to Unrestricted Reserves, by means of a payment of a fixed gross amount of 0.40 euros during 2019 payable in two tranches, 0.20 euros per share on June 20, 2019 and 0.20 euros per share on December 19, 2019.
In February 2020, Telefónica announced the dividend policy for the year 2020: 0.40 euros per share payable in December 2020 (0.20 euros per share) and in June 2021 (0.20 euros per share).
In May 2020, after the corresponding analyses, it was concluded that the Company had a sufficiently healthy cash position to maintain the previously announced dividends payment. However, for reasons of financial prudence in the context of the COVID-19 health crisis and in order to grant greater flexibility in regard to cash outflows and different alternatives for the shareholders, it was deemed appropriate to propose for approval of the Annual General Shareholders Meeting held on June 12, 2020 the implementation of the payment of sums to be made during this fiscal year 2020 through separate scrip dividends (the “Telefónica Flexible Dividend”), which as is known, provides all shareholders with the choice of receiving the relevant compensation in shares or in cash, at the shareholder’s discretion.
The Annual General Shareholders Meeting held on June 12, 2020 approved the Proposals of the scrip dividend, which were executed in June and December 2020.

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2020 Consolidated Management Report 5. Other information
5.2. Treasury shares

Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.
Treasury share transactions will always be for legitimate purposes, including:
•Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders' Meeting resolutions.
•Honoring previous legitimate commitments assumed.
•Covering requirements for shares to allocate to employees and management under stock option plans.
•Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. the share exchange with KPN) acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share, the delivery of treasury shares in exchange for the acquisition of a stake in another company (such as the agreement with Prosegur Compañía de Seguridad, S.A.).
Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.
For more information see Note 17.h) "Treasury share instruments" of the Consolidated Annual Accounts for the year ended December 31, 2020.

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2020 Consolidated Management Report 5. Other information
5.3. Events after the reporting period

Information concerning events after the reporting period is provided in Note 31 of the Consolidated Annual Accounts for the year ended December 31, 2020.

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2020 Consolidated Management Report 5. Other information
5.4. Average payment period of the Spanish companies

Information concerning average payment period of the Spanish companies is provided in Note 22, "Information on average payment period to suppliers. Third additional provision, “Information requirement” of Law 15/2010 of July 5."of the Consolidated Annual Accounts for the year ended December 31, 2020.

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2020 Consolidated Management Report 5. Other information
5.5. Glossary of terms

Below are definitions of certain technical terms used in this Annual Report:
"5G", is a technology succeeding the mobile technology called 4G. The aim is to make the navigation experience and Internet downloads more agile.
"Access" refers to a connection to any of the telecommunications services offered by Telefónica. A single fixed customer may contract for multiple services, and Telefónica believes that it is more useful to count the number of accesses a customer has contracted for, rather than to merely count the number of its customers. For example, a customer that has fixed line telephony service and broadband service is counted as two accesses rather than as one customer.
"ARPU" is total mobile service revenues during the relevant period divided by the average number of retail accesses (based on the beginning and the month-end number of retail accesses during such period), divided by the number of months in such period.
"Artificial Intelligence" is intelligent tasks carried out by machines.
"AWS" or Amazon Web Services refers to Amazon's service platform offering data base storage, content delivery and other functionalities that can help a business to grow. It is also more secure than a physical server.
"B2B" or business to business is the business segment.
"B2C" or business to customer is the residential segment.
"Bundle" refers to a combination of products that combine fixed services (wirelines, broadband and television) and mobile services.
"CATV" or community antenna television is a system of delivering television programming to consumers via radio frequency (RF) signals transmitted through coaxial cables, or in more recent systems, via light pulses through fiber-optic cables.
"Churn" is the percentage of disconnections over the average customer base in a given period.
"Cloud computing" is a service, whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically, the Internet).
"Cloud Phone" is an application that allows the transfer of files between two smartphones in a simple way.
"Commercial activity" includes the addition of new lines, replacement of handsets, migrations and disconnections.
"Connected car" is a vehicle equipped with Internet access and generally through a local wireless network or satellite.
"Convergent" refers to the offer of a fixed service together with a mobile service.
"Data ARPU" is data revenues during the relevant period divided by the average number of retail accesses (based on the beginning and the month-end number of retail accesses during such period), divided by the number of months in such period.
"Data revenues" include revenues from mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and SMS/MMS.
"Data traffic" includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services over Telefónica's network.
"DTH (Direct-To-Home)" is a technology used for the provision of TV services.
"Fixed telephony accesses" includes public switched telephone network (PSTN) lines (including public use telephony), integrated services digital network (ISDN) lines and circuits, "fixed wireless" and Voice over IP accesses.
"FTRs" or Fixed termination rates is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.
"FTTH" or Fiber to Home is the installation and use of optical fiber from a central point directly to individual buildings such as apartment buildings and businesses to provide high-speed Internet access.
"FTTx" is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop.
"GHz" means gigahertz.
"ICT" or information communication technology is the acquisition, processing, storage and dissemination of vocal, pictorial, textual and numerical information by a microelectronics-based combination of computing and telecommunications.
"Interconnection revenues" means revenues received from other operators which use Telefónica's networks to connect

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2020 Consolidated Management Report 5. Other information
to or finish their calls and SMS or to connect to their customers.
"Internet and data accesses", "Fixed broadband accesses" or "FBB accesses" include broadband accesses (including retail asymmetrical digital subscriber line (ADSL), very high bit-rate digital subscriber line (VDSL), satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final customer circuits. Internet and data accesses also include "Naked ADSL", which allows customers to subscribe for a broadband connection without a monthly fixed line fee.
“IoT” or Internet of Things refers to technologies that allow both mobile and wired systems to communicate with other devices with the same capability.
"IPTV" or Internet Protocol Television refers to distribution systems for television subscription signals or video using broadband connections over the IP protocol.
"ISDN" or Integrated Services Digital Network is a format commonly used for transmitting information through a digital high speed connection.
"Local loop" means the physical circuit connecting the network termination point at the subscriber's premises to the main distribution frame or equivalent facility in the fixed public telephone network.
"LTE" or Long-Term Evolution is a 4G mobile access technology.
"Market share" is the percentage ratio of the number of final accesses over the existing total market in an operating area.
"Mb" means Megabytes.
"MHz" means megahertz.
"MMS" or Multimedia Messaging Service is a standard messaging system allowing mobile phones to send and receive multimedia content, including sound, video and photos.
"Mobile accesses" include accesses to the mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract, prepay and IoT accesses.
"Mobile broadband" includes Mobile Internet (Internet access from devices also used to make voice calls such as smartphones), and Mobile Connectivity (Internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).
"MTR" or mobile termination rate is an established mobile network tariff that applies when a customer makes a call to someone in a network operated by another operator.
"MVNO" or mobile virtual network operator is a mobile
operator that provides mobile services through another mobile operator. An MVNO pays a determined tariff to such mobile network operator for using the infrastructure to facilitate coverage to its customers.
"Net adds/Net loss" is the difference between the customer base in a certain period compared to a different period.
"OTT services" or over the top services means services provided through the Internet (such as television and video streaming).
"Pay TV" includes cable TV, direct to home satellite TV (DTH) and IPTV.
"PSTN" is Public Switched Telephone Network.
"Revenues" means net sales and revenues from rendering of services.
"Service revenues" are total revenues minus mobile handset sales. Service revenues are mainly related to telecommunication services, especially voice- and data revenues (SMS and data traffic download and upload revenues) consumed by Telefónica's customers.
"SIM" means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.
"Smart Wi-Fi" is an application in which users can control their Wi-Fi network and the devices connected to it from their mobile.
"SMS" means short messaging service.
"STB (Set-top box)" is a device that converts a digital television signal to analogue for viewing on a conventional set, or that enables cable or satellite television to be viewed.
"Tbps" means terabytes per second.
"Tracker" is a special server which contains the information needed for users to connect with other users.
"UBB" or Ultra Broadband is the fiber-to-the-premise broadband which is capable of giving a minimum download speed of 100 Mbps and a minimum upload speed of 50 Mbps.
"Voice traffic" means voice minutes used by Telefónica's customers over a given period, both outbound and inbound.
"VoIP" means voice over Internet protocol.
"VPN" or Virtual Private Network extends a private network across a public network and enables users to send and receive data across shared or public network.
"Wholesale accesses" means accesses Telefónica provides to other companies, who then sell services over such accesses to their residential and corporate clients.

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pwc

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

To the Board of Directors of Telefónica, S.A.:

We have carried out a reasonable assurance report of the design and effectiveness of the Internal Control over Financial Reporting (hereinafter, ICFR) and the description of it that is included in the attached Report that forms part of the corresponding section of the Annual Corporate Governance Report of the Directors Report accompanying the consolidated financial statements of Telefónica, S.A., and its subsidiaries (hereinafter, the Telefónica Group) as at December 31, 2020. This system is based on the criteria and policies defined by the Telefónica Group in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework 2013" report.

An Internal Control over Financial Reporting is a process designed to provide reasonable assurance over the reliability of financial information in accordance with the applicable financial reporting framework and includes those policies and procedures that: (i) enable the records reflecting the transactions performed to be kept accurately and with a reasonable level of detail; (ii) provide reasonable assurance as to the proper recognition of transactions to make it possible to prepare the financial information in accordance with the accounting principles and standards applicable to it and that they are made only in accordance with established authorizations; and (iii) provide reasonable assurance in relation to the prevention or timely detection of unauthorised acquisitions, use or sales of the Group's assets that could have material effect on the financial information.

Inherent Limitations

In this regard, it should be borne in mind that, given the inherent limitations of any Internal Control over Financial Reporting, regardless of the quality of the design and operation of the system, it can only allow reasonable, but not absolute security, in relation to the objectives it pursues, which may lead to errors, irregularities or fraud that may not be detected. On the other hand, the projection to future periods of the evaluation of internal control is subject to risks such that said internal control being inadequate as a result of future changes in the applicable conditions, or that in the future the level of compliance of the established policies or procedures may be reduced.

Director's responsibility

The Directors of Telefónica, S.A. are responsible for taking the necessary measures to reasonably ensure the implementation, maintenance and supervision of an appropriate Internal Control over Financial Reporting, as well as the evaluation of its effectiveness, the development of improvements to that system and the preparation and establishment of the content of the information relating to the ICFR attached.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

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R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Our Responsibility

Our responsibility is to issue a reasonable assurance report on the design and effectiveness of the Telefónica Group Internal Control over Financial Reporting, based on the work we have performed and on the evidence we have obtained. We have performed our reasonable assurance engagement in accordance with "International Standard on Assurance Engagements 3000 (ISAE 3000)" (Revised), "Assurance Engagements other than Auditing or Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

A reasonable assurance report includes the understanding of the Internal Control over Financial Reporting, assessing the risk of material weaknesses in the internal control, that the controls are not properly designed or they do not operate effectively, the execution of tests and evaluations on the design and effective implementation of this ICFR, based on our professional judgment, and the performance of such other procedures as may be deemed necessary.

We believe that the evidence we have obtained provides a sufficient and adequate basis for our opinion.

Our Independence and Quality Control

We have complied with the independence requirements and other ethical requirements of the Accounting Professionals Code of Ethics issued by the International Ethics Standards Board for Accountants (IESBA), which is based on the fundamental principles of integrity, objectivity, professional competence and diligence, confidentiality and professional behaviour.

Our firm applies the "International Standard on Quality Control 1 (ISQC 1)" and maintains an exhaustive qualitative control system that includes documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory provisions.

Opinion

In our opinion, the Telefónica Group maintained, as at December 31, 2020, in all material respects, an effective Internal Control over Financial Reporting for the period ended at December 31, 2020, which is based on the criteria and the policies defined by the Telefónica Group's management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework 2013" report.

In addition, the attached description of the ICFR Report as at December 31, 2020 has been prepared, in all material respects, in accordance with the requirements established by article 540 of the Consolidated Text of the Capital Companies Act and with the Circular 5/2013 of June 12, 2013 of the CNMV, as amended by CNMV Circular 7/2015 dated December 22, 2015, CNMV Circular 2/2018 dated June 12, 2018, and CNMV Circular 1/2020 dated October 6, 2020 for the purposes of the description of the ICFR in the Annual Reports of Corporate Governance.

This work does not constitute an audit nor is it subject to the regulations governing the audit activity in force in Spain, so we do not express any audit opinion in the terms provided in the aforementioned regulations.

PricewaterhouseCoopers Auditores, S.L.

Virginia Arce Peralta

February 25, 2021

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 25, 2021	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance, Control and Corporate Development Officer